Form 20-F
Ermenegildo Zegna N.V.
filed 2021-12-23
CIK 1877787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 17, 2021

Commission File Number: 001-41180

Ermenegildo Zegna N.V.

(Exact name of Registrant as specified in its charter)

Not applicable	The Netherlands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Viale Roma 99/100

13835 Valdilana loc. Trivero

Italy

Tel: +39 01575911

(Address of principal executive offices)

Gianluca Ambrogio Tagliabue

Tel: +39 01575911

Facsimile: +39 015756139

Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value €0.02 per share	ZGN	New York Stock Exchange

Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	ZGN WS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On December 17, 2021, the issuer had 242,343,659 ordinary shares, nominal value €0.02 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	☒	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

CERTAIN DEFINED TERMS

In this Report:

“Offset PIPE Investors” means investors in the Offset PIPE Financing pursuant to the Redemption Offset Agreements and the Offset Subscription Agreements.

“Offset PIPE Financing” means the private placement of 12,500,000 Ordinary Shares to the Offset PIPE Investors, for gross proceeds to Zegna in an aggregate amount of $125,000,000, pursuant to the Offset Subscription Agreements.

“Offset Subscription Agreements” means those certain subscription agreements entered into on December 13, 2021, among IIAC, Zegna and the Offset PIPE Investors named therein.

“Balance Sheet Exchange Rate” means the USD:EUR exchange rate of 0.8415, being the publicly available USD:EUR exchange rate on June 30, 2021.

“Business Combination” means the Transactions.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of July 18, 2021, by and among IIAC, Zegna, and Zegna Merger Sub, as amended or supplemented from time to time.

“Capital Distribution” means a return of capital distribution under Cayman Islands law whereby, on the Closing Date, immediately following the PIPE Financing and prior to the Share Repurchase, IIAC distributed the Capital Distribution Amount to Zegna.

“Capital Distribution Amount” means an amount of €191,806,537.10 plus $105,380,150.53.

“Cash Consideration” means an amount of €455,000,000.

“Class A Shares” means the Class A ordinary shares, par value $0.0001 per share, of IIAC prior to the Merger.

“Class B Shares” means the Class B ordinary shares, par value $0.0001 per share, of IIAC prior to the Merger.

“Closing” means the closing of the Forward Purchase, the Merger, the PIPE Financing, the Capital Distribution and the Share Repurchase.

“Closing Date” means December 17, 2021.

“Conversion” means the cross-border conversion whereby, on the Closing Date, Zegna, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, converted into a Dutch public limited liability company (naamloze vennootschap) and transferred its legal seat from Italy to the Netherlands and amended its articles of association, as a result of which Zegna changed its name to “Ermenegildo Zegna N.V.”

“DOSs” means directly operated stores.

“Effective Time” means the time the Merger became effective on the Closing Date.

“Escrowed Shares” means 50% of the Ordinary Shares, rounded up to the nearest whole Ordinary Share, that were issued to the IIAC Initial Shareholders in exchange for their Class B Shares, that will be held in escrow subject to the release conditions described in the Proxy Statement/Prospectus.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Forward Purchase” means the transactions contemplated by the Forward Purchase Agreement.

“Forward Purchase Agreement” means the forward purchase agreement between IIAC and the FPA Purchaser, dated as of November 18, 2020, as amended on July 26, 2021.

“FPA Purchaser” means Strategic Holding Group S.à r.l., an affiliate of the IIAC Sponsor.

“IIAC” means Investindustrial Acquisition Corp., a Cayman Islands exempted company.

“IIAC Initial Shareholders” means the FPA Purchaser, Sergio P. Ermotti, Audeo Advisors Limited, Jose Joaquin Guell Ampuero, Dante Roscini and Tensie Whelan.

“IIAC Ordinary Shares” means collectively the Class A Shares and the Class B Shares prior to the Merger.

“IIAC Private Placement Warrants” means the warrants that were issued to the IIAC Sponsor in a private placement at the time of the IIAC initial public offering consummated on November 23, 2020, each of which was exercisable for one Class A Share at an exercise price of $11.50 per share.

“IIAC Public Warrants” means warrants to acquire Class A Shares, issued as part of units in the IIAC initial public offering consummated on November 23, 2020, at an initial exercise price of $11.50 per share.

“IIAC Sponsor” means Investindustrial Acquisition Corp. L.P., a limited partnership incorporated in England and Wales.

“Insider PIPE Subscribers” means certain inside subscribers among the PIPE Investors (including the FPA Purchaser, Sergio P. Ermotti and Ermenegildo Zegna di Monte Rubello).

“Merger” means the merger of Zegna Merger Sub with and into IIAC, with IIAC being the surviving company.

“Monterubello” means Monterubello s.s., an Italian società semplice.

“New Warrant Agreement” means the Warrant Agreement entered into concurrently with the Closing, by and between Zegna, Computershare Trust Company, N.A., and Computershare Inc.

“Ordinary Shares” means the ordinary shares, nominal value €0.02 per share, of Zegna.

“PIPE Financing” means the private placement of 25,000,000 Ordinary Shares to the PIPE Investors, for gross proceeds to Zegna in an aggregate amount of approximately $250,000,000, pursuant to the PIPE Subscription Agreements.

“PIPE Investors” means the investors (including the Insider PIPE Subscribers) in the PIPE Financing pursuant to the PIPE Subscription Agreements.

“PIPE Subscription Agreements” means those certain subscription agreements entered into on July 18, 2021, among IIAC, Zegna and the PIPE Investors named therein relating to the PIPE Financing.

“Proxy Statement/Prospectus” means the proxy statement/prospectus forming part of the Registration Statement.

“Redemption Offset Agreements” means the agreements entered into on December 3, 2021, among IIAC, Zegna and the Offset PIPE Investors named therein relating to the offset of redemptions of Class A Shares by IIAC public shareholders up to a certain level.

“Registration Statement” means the Registration Statement on Form F-4 of Zegna (File No. 333-259139), which was declared effective by the SEC on November 29, 2021.

“Report” means this Shell Company Report on Form 20-F.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Share Repurchase” means the repurchase by Zegna of 54,600,000 Ordinary Shares from Monterubello in exchange for the Cash Consideration.

“Surviving Company” means IIAC following the Merger.

“Transactions” means the transactions contemplated by the Business Combination Agreement, including the Conversion, the Forward Purchase, the Merger, the PIPE Financing, the Capital Distribution and the Share Repurchase.

“Trust Account” means the trust account of IIAC that held the proceeds from the IIAC IPO and certain of the proceeds from the sale of the IIAC Private Placement Warrants.

“Trustee” means Continental Stock Transfer & Trust Company.

“U.S. GAAP” means United States generally accepted accounting principles.

“Warrant Agreement” means the Warrant Agreement, dated as of November 23, 2020, between IIAC and the Trustee.

“Warrant Agreement Amendment” means the Warrant Agreement Amendment, entered into immediately prior to the Effective Time, by and between IIAC and the Trustee.

“Warrant Assumption and Amendment Agreement” means the Warrant Assumption and Amendment Agreement, entered into concurrently with the Closing, by and among IIAC, Zegna, the Trustee, Computershare Trust Company, N.A. and Computershare Inc.

“Zegna” means, following the Conversion, Ermenegildo Zegna N.V., a Dutch public limited liability company (naamloze vennootschap), and, prior to the Conversion, Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law, in each case together with its consolidated subsidiaries, or any one or more of them, as the context may require.

“Zegna Merger Sub” means EZ Cayman, a Cayman Islands exempted company.

“Zegna Private Placement Warrants” means warrants to acquire Ordinary Shares on the same contractual terms and conditions as the IIAC Private Placement Warrants.

“Zegna Public Warrants” means warrants to acquire Ordinary Shares on the same contractual terms and conditions as the IIAC Public Warrants.

“Zegna Special Voting Shares” means, collectively, the Zegna Special Voting Shares A, the Zegna Special Voting Shares B and the Zegna Special Voting Shares C.

“Zegna Special Voting Shares A” means the special voting shares class A, nominal value of €0.02 per share, of Zegna following the Conversion.

“Zegna Special Voting Shares B” means the special voting shares class B, nominal value of €0.08 per share, of Zegna following the Conversion.

“Zegna Special Voting Shares C” means the special voting shares class C, nominal value of €0.18 per share, of Zegna following the Conversion.

“Zegna Warrants” means, collectively, the Zegna Public Warrants and the Zegna Private Placement Warrants.

EXPLANATORY NOTE

On the Closing Date, Zegna consummated the previously announced Business Combination pursuant to the Business Combination Agreement.

In connection with the Business Combination, the following transactions occurred pursuant to the terms of the Business Combination Agreement:

•

on the Closing Date prior to the Effective Time, Zegna implemented the Conversion and became a Dutch public limited liability company (naamloze vennootschap), upon which Ermenegildo Zegna Holditalia S.p.A. changed its name to Ermenegildo Zegna N.V.;

•

in connection with the Conversion, Zegna underwent a share split such that immediately following the Closing (including the Share Repurchase) the then-existing shareholders of Zegna would hold 155,400,000 Ordinary Shares (excluding any Ordinary Shares purchased in connection with the PIPE Financing);

•

on the Closing Date following the Conversion and prior to the Effective Time, the FPA Purchaser purchased from IIAC and IIAC issued to such purchaser 22,500,000 Class A Shares for an aggregate purchase price of €191.8 million ($227.9 million at the Balance Sheet Exchange Rate);

•	immediately following the consummation of the Forward Purchase, at the Effective Time, Zegna Merger Sub merged with and into IIAC, with IIAC being the Surviving Company in the Merger;

•

in connection with the Merger, (i) each share in the capital of Zegna Merger Sub issued and outstanding immediately prior to the Effective Time was automatically cancelled and extinguished and converted into one ordinary share in the share capital of the Surviving Company, (ii) each Class A Share and Class B Share of IIAC issued and outstanding immediately prior to the Effective Time (excluding shares tendered for redemption) remained outstanding as one ordinary share of the Surviving Company for further contribution as a contribution in kind, immediately following the Effective Time, to Zegna in consideration for one Ordinary Share, (iii) each IIAC Ordinary Share held immediately prior to the Effective Time by IIAC as treasury shares was cancelled, and no consideration was paid with respect thereto, (iv) each outstanding IIAC Public Warrant automatically ceased to represent a right to acquire one Class A Share and automatically was converted and represented, at the Effective Time, a right to acquire one Ordinary Share on the same contractual terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement, and (v) each IIAC Private Placement Warrant that was outstanding immediately prior to the Effective Time was exchanged, at the Effective Time, for the issuance by Zegna of a Zegna Private Placement Warrant representing a right to acquire one Ordinary Share on the same contractual terms and conditions as those of the IIAC Private Placement Warrants as were in effect immediately prior to the Warrant Agreement Amendment;

•	immediately following the Effective Time, Zegna consummated the PIPE Financing and the Offset PIPE Financing;

•

after the consummation of the PIPE Financing and the Offset PIPE Financing, the Surviving Company distributed an amount of cash equal to the Capital Distribution Amount to Zegna by way of the Capital Distribution; and

•

promptly following the Capital Distribution, Zegna completed the Share Repurchase, acquiring 54,600,000 Ordinary Shares from Monterubello in exchange for a promissory note in the amount of the Cash Consideration.

Concurrently with the execution of the Business Combination Agreement, IIAC and Zegna entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors, on the Closing Date, subscribed for and purchased an aggregate of 25 million Ordinary Shares at $10.00 per share for an aggregate purchase price of $250,000,000, of which $6,200,000 funded by the FPA Purchaser, an affiliate of the IIAC Sponsor, $1,200,000 funded by Sergio P. Ermotti, the chairman of the board of directors of IIAC, and $3,600,000 funded by Ermenegildo Zegna di Monte Rubello.

On December 3, 2021, IIAC, Zegna and the Offset PIPE Investors entered into the Redemption Offset Agreements, pursuant to which the Offset PIPE Investors agreed to subscribe for Ordinary Shares at the Closing to offset redemptions of Class A Shares by IIAC public shareholders up to a certain level if the redemptions exceeded the Redemption Threshold Amount (as defined in each Redemption Offset Agreement). On December 13, 2021, IIAC and Zegna determined that the amount required to be released from the Trust Account as a result of redemptions by the public shareholders of IIAC exceeded the Redemption Threshold Amount. Shortly thereafter, Zegna, IIAC and the Offset PIPE Investors entered into the Offset Subscription Agreements pursuant to which, on the Closing Date, they subscribed for and purchased (each pro rata to their maximum committed amount) an aggregate number of 12,500,000 Ordinary Shares at the price of $10.00 per share for an aggregate purchase price of $125,000,000, of which $28,700,000 funded by the FPA Purchaser, an affiliate of the IIAC Sponsor.

The Ordinary Shares issued pursuant to the PIPE Subscription Agreements and the Offset Subscription Agreements were issued in a private placement not registered under the Securities Act. Zegna agreed to grant the PIPE Investors and Offset PIPE Investors certain registration rights in connection with the PIPE Financing and the Offset PIPE Financing.

The Ordinary Shares and the Zegna Public Warrants are trading on NYSE under the symbols “ZGN” and “ZGN WS”, respectively.

Except as otherwise indicated or required by context, references in this Report to “we”, “us”, “our”, or “Zegna” refer to Zegna.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the documents incorporated by reference herein contain forward-looking statements. Forward-looking statements provide the respective current expectations or forecasts of future events of Zegna. Forward-looking statements include statements about Zegna’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Report and the documents incorporated by reference herein include, but are not limited to, statements regarding Zegna’s disclosure concerning Zegna’s operations, cash flows, financial position and dividend policy.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to:

•	the incurrence of significant transaction and transition costs in connection with the Business Combination;

•	the impact of COVID-19 or similar public health crises on Zegna’s business;

•	the outcome of any legal proceedings that may be instituted against Zegna or IIAC related to the Business Combination;

•	the effect of the consummation of the Business Combination on Zegna’s business, cash flows, financial condition or results of operations;

•

the exercise by contractual counterparties of rights arising as a result of the Business Combination under the provisions included in agreements to which Zegna is a party, and the potential impact of the Business Combination on Zegna’s existing agreements with third parties;

•	the ability of Zegna to safeguard the recognition, integrity and reputation of its brands and to identify and respond to new and changing customer preferences;

•	the ability of Zegna to successfully implement its strategy;

•	disruptions to Zegna’s manufacturing and logistics facilities, as well as directly operated stores (“DOSs”), including as a result of the COVID-19 pandemic;

•

risks related to the operation of Zegna’s DOSs, including as a result of difficulties in renewing the existing lease agreements, an increase in rental charges or a decline in sales, and the operation of points of sale by third parties in the wholesale channel;

•

fluctuations in the price or quality of, or disruptions in the availability of, raw materials used by Zegna for its products, which could cause Zegna to incur increased costs, disrupt its manufacturing processes or prevent or delay Zegna from meeting its customers’ demand;

•	the ability of Zegna to negotiate, maintain or renew license agreements and strategic alliances;

•	shifts in travel patterns or declines in travel volumes, including as a result of the COVID-19 pandemic;

•	the ability to attract and retain key senior personnel and preserve craftmanship skills;

•	Zegna’s ability to protect its intellectual property rights;

•	disruptions or breaches compromising Zegna’s information technology systems or the personal information of Zegna’s customers;

•	Zegna’s ability to maintain Zegna’s securities’ listing on the NYSE;

•	the fact that the market price of Zegna’s securities may be volatile due to a variety of factors;

•	the ability to develop and maintain effective internal controls;

•

material weaknesses have been identified in Zegna’s internal control over financial reporting and if Zegna fails to remediate these material weaknesses or maintain an effective system of internal controls, it may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations;

•	changes in local economic, business, regulatory, social and political conditions, as well as changes in general economic conditions and in demand for luxury goods;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	the high levels of competition in the luxury goods market;

•

compliance with laws, including laws and regulation related to intellectual property, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection, limits on cash payments, worker health and safety and the environment;

•	changes in trade policy, the imposition of tariffs, the enactment of tax reforms and other changes in laws and regulations;

•	disruptions arising from political, social and economic instability, or civil unrest; and

•	other factors discussed elsewhere in this Report and in the section “Risk Factors” of the Proxy Statement/Prospectus, which section is incorporated in this Report by reference.

Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section “Risk Factors” of the Proxy Statement/Prospectus. Accordingly, you should not rely on such forward-looking statements, which speak only as of the date of this Report. Zegna undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Zegna describes in the reports it will file from time to time with the SEC after the date of this Report.

Although Zegna believes the expectations reflected in the forward-looking statements were reasonable at the time made, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither Zegna, nor any other person assumes responsibility for the accuracy or completeness of such forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report, the documents incorporated herein and any subsequent written or oral forward-looking statements that may be issued by Zegna or persons acting on its behalf.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors and senior management of Zegna after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section “Board of Directors and Senior Management of Zegna after the Business Combination” and is incorporated herein by reference.

B. Advisers

In connection with the Business Combination, Sullivan & Cromwell LLP has acted as counsel for Zegna with respect to U.S. law and De Brauw Blackstone Westbroek N.V. has acted as counsel for Zegna with respect to Dutch law.

C. Auditors

The consolidated financial statements of Ermenegildo Zegna Holditalia S.p.A. and subsidiaries as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 have been audited by Deloitte & Touche S.p.A., an independent registered public accounting firm. Deloitte & Touche S.p.A. will continue to act as Zegna’s independent registered public accounting firm for the fiscal year 2021. The offices of Deloitte & Touche S.p.A. are located at Galleria S. Federico 54, 10121, Turin, Italy.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of Zegna on an unaudited pro forma combined basis as of June 30, 2021, and should be read together with the unaudited pro forma condensed combined financial information of Zegna as of and for the six months ended June 30, 2021 and for the year ended December 31, 2020, prepared in accordance with Article 11 of SEC Regulation S-X and attached as Exhibit 15.1 to this Report.

As of June 30, 2021	Zegna Historical (in € thousands)	Pro Forma (in € thousands)
Cash and cash equivalents, other current financial assets and derivatives
Cash and cash equivalents	285,937	421,082
Derivatives financial instruments - assets	1,713	1,713
Other current financial assets	373,330	373,331

Total Cash and cash equivalents, other current financial assets and derivatives	660,980	796,126

Borrowings, other financial liabilities and derivatives
Non-current financial borrowings	533,282	533,282
Current financial borrowings	182,242	198,769

Derivative financial instruments - Liabilities	9,372	9,372
Other non-current financial liabilities (bonds and others) (*)	7,666	7,666
Other current financial liabilities (other) (**)	1,676	1,676

Total borrowings, other financial liabilities and derivatives	734,238	750,765

Equity:
Share capital	4,300	5,938
Other reserves	(270,384)	(650,494)
Additional paid in capital	—	639,226
Retained earnings	925,475	529,351
Total equity attributable to non-controlling interest	44,289	40,762

Total equity	703,680	564,783

Total capitalization	1,437,918	1,315,548

(*)	Includes only the bonds and other components of the “Other non-current financial liabilities” line item from Zegna’s unaudited condensed consolidated statement of financial position.
(**)

Includes only the other component of the “Other current financial liabilities” line item from Zegna’s unaudited condensed consolidated statement of financial position, which relates to a short-term loan.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to Zegna and the Ordinary Shares are described in the Proxy Statement/Prospectus under the section titled “Risk Factors”, which is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

As part of the Business Combination, Zegna (formerly Ermenegildo Zegna Holditalia S.p.A. (an Italian Società per Azioni)) changed its legal form to a Dutch public limited liability company (naamloze vennootschap) and assumed its current legal name Ermenegildo Zegna N.V. The Conversion was completed on December 17, 2021.

See “Explanatory Note” in this Report for additional information regarding Zegna and the Business Combination. Additional information about Zegna is included in the Proxy Statement/Prospectus under the section titled “Business of Zegna and Certain Information about Zegna” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Ancillary Documents”, which is incorporated herein by reference.

Zegna is subject to certain of the informational filing requirements of the Exchange Act. Since Zegna is a “foreign private issuer”, Zegna is subject to different U.S. securities laws than domestic U.S. issuers. As a “foreign private issuer” Zegna is exempt from rules under the Exchange Act that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Ordinary Shares. Moreover, Zegna will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor be required to comply with Regulation FD, which restricts the selective disclosure of material information. However, Zegna is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

The mailing address of Zegna’s principal executive office is Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy and its telephone number is +39 01575911. Zegna’s agent for U.S. federal securities law purposes is Vincenzo Roberto, c/o Ermenegildo Zegna Corporation, 7th Floor, 10 East 53rd Street, New York, NY, 10022. Zegna also maintains a website at https://ir.zegnagroup.com. In this Report, the website addresses of the SEC and Zegna are provided solely for information and are not intended to be active links. Zegna is not incorporating the contents of the websites of the SEC and Zegna or any other entity into this Report.

B. Business Overview

Information regarding the business of Zegna is included in the Proxy Statement/Prospectus under the sections titled “Business of Zegna and Certain Information about Zegna” and “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C. Organizational Structure

Zegna is the parent company of the Zegna group. Upon the closing of the Business Combination, IIAC became a direct, wholly-owned subsidiary of Zegna. A list of the subsidiaries of Zegna as of the Closing Date is included in Exhibit 8.1 to this Report.

D. Property, Plants and Equipment

Information regarding Zegna’s property, plants and equipment is included in the Proxy Statement/Prospectus under the section titled “Business of Zegna and Certain Information about Zegna—Property, Plant and Equipment” and is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of Zegna is included in the Proxy Statement/Prospectus under the section titled “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding the directors and senior management of Zegna after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Board of Directors and Senior Management of Zegna after the Business Combination” and is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and senior management of Zegna in 2020 is included in the Proxy Statement/Prospectus under the section titled “Board of Directors and Senior Management of Zegna after the Business Combination—Zegna Historical Compensation” and is incorporated herein by reference.

C. Board Practices

Information regarding the board practices of Zegna following the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Board of Directors and Senior Management of Zegna after the Business Combination” and is incorporated herein by reference.

Following the Conversion, the board of directors of Zegna established three standing committees: (i) an audit committee (the “Audit Committee”), (ii) a compensation committee (the “Compensation Committee”) and (iii) a governance and sustainability committee (the “Governance and Sustainability Committee”). The Audit Committee comprises Valerie A. Mars (as chairperson), Sergio P. Ermotti and Ronald B. Johnson. The Compensation Committee comprises Henry Peter (as chairperson), Domenico De Sole, and Valerie A. Mars. The Governance and Sustainability Committee comprises Michele Norsa (as chairperson), Ronald B. Johnson and Angelica Cheung.

D. Employees

Information regarding the employees of Zegna is included in the Proxy Statement/Prospectus under the section titled “Business of Zegna and Certain Information about Zegna—Employees” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of Ordinary Shares by our directors and senior management is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth forth information relating to the beneficial ownership of our Ordinary Shares as of the Closing Date by: each person who is known to be the beneficial owner of more than 5% of our issued and outstanding Ordinary Shares; and each of Zegna’s directors and senior managers following the closing of the Business Combination.

Monterubello is the controlling shareholder of Zegna through its 61.8% shareholding interest in Zegna’s issued and outstanding Ordinary Shares (as of the Closing Date).

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The percentages in the table below are computed on the basis of 242,343,659 Ordinary Shares issued and outstanding and do not include the Ordinary Shares issuable upon the exercise of the Zegna Warrants. The denominator used in calculating the percentage of beneficial ownership of Strategic Holding Group S.à r.l. includes 5,230,000 Ordinary Shares issuable upon exercise of the Zegna Private Placement Warrants held by such beneficial owner.

Beneficial Owner	Number of Ordinary Shares		% of Outstanding
>5% holders
Monterubello s.s. (1)	149,734,550		61.8%
Strategic Holding Group S.à r.l. (2)	35,496,562	(3)	14.3%
Zegna Directors
Ermenegildo Zegna di Monte Rubello	5,246,800	(4)	2.2%
Andrea C. Bonomi	—		—
Angelica Cheung	—		—
Domenico De Sole	(	*)	(	*)
Sergio P. Ermotti	(	*)	(	*)
Ronald B. Johnson	(	*)	(	*)
Valerie A. Mars	(	*)	(	*)
Michele Norsa	(	*)	(	*)
Henry Peter	(	*)	(	*)
Anna Zegna di Monte Rubello	(	*)	(	*)
Paolo Zegna di Monte Rubello	(	*)	(	*)
Zegna Senior Managers
Gianluca Ambrogio Tagliabue	(	*)	(	*)
Rodrigo Bazan	—		—
Thom Browne	(	*)	(	*)
Franco Ferraris	—		—
Alessandro Sartori	(	*)	(	*)

(*)	Less than 1% of the shares outstanding.
(1)

Monterubello is an Italian società semplice whose quotas are currently held by members of the Zegna family. The directors of Monterubello, as of the date of this Report, are Ermenegildo Zegna di Monte Rubello (chairman of the board of directors), Paolo Zegna di Monte Rubello (vice chairman of the board of directors), Renata Zegna di Monte Rubello, Anna Zegna di Monte Rubello, Giovanni Schneider, Stefano Aimone and Alessandro Andrea Trabaldo Togna.

(2)

Strategic Holding Group S.à r.l. is governed by a five-member board of managers that acts through simple majority voting. As a result, no individual manager on the board of managers has voting or dispositive control over securities held by Strategic Holding Group S.à r.l., and therefore no individual manager has or shares beneficial ownership of such securities.

(3)

Includes (a) (i) 22,500,000 Ordinary Shares issued to Strategic Holding Group S.à r.l. at Closing in exchange for IIAC Class A Shares that Strategic Holding Group S.à r.l. purchased pursuant to the Forward Purchase, (ii) 620,000 shares purchased pursuant to the PIPE Financing, (iii) 2,870,000 Ordinary Shares purchased pursuant to the Offset PIPE Financing, and (iv) 4,276,562 Ordinary Shares issued to Strategic Holding Group S.à r.l. at Closing in exchange for IIAC Class B Shares that Strategic Holding Group S.à r.l. received from the IIAC Sponsor in a distribution prior to the Closing, and (b) 5,230,000 Ordinary Shares issuable upon the exercise of Zegna Private Placement Warrants exercisable within 60 days of December 17, 2021. Excludes 4,276,563 Escrowed Shares which will be held in escrow until the satisfaction of the relevant release conditions or lapse of the prescribed period of time. As long as any such Escrowed Shares are held in escrow Strategic Holding Group S.à r.l.’s voting and economic rights shall be restricted.

(4)

Includes 420,000 Ordinary Shares purchased in connection with the PIPE Financing. Excludes 600,000 Ordinary Shares which may be granted upon vesting of the performance-based share awards which will be granted following the closing of the Business Combination.

B. Related Party Transactions

Information regarding certain related party transactions of Zegna is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Party Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving Zegna is included in the Proxy Statement/Prospectus under the section titled “Business of Zegna and Certain Information about Zegna—Legal Proceedings” and is incorporated herein by reference.

B. Significant Changes

A discussion of significant changes since June 30, 2021 is provided under Item 4 and Item 5 of this Report and is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Listing of Ordinary Shares and Public Warrants on NYSE

The Ordinary Shares and the Zegna Public Warrants are listed on NYSE under the symbols “ZGN” and “ZGN WS,” respectively. Holders of Ordinary Shares and Zegna Public Warrants should obtain current market quotations for their securities.

Lock-up and Other Restrictions

Information regarding the lock-up and other restrictions applicable to the Ordinary Shares and Zegna Public Warrants held by certain persons is included in the Proxy Statement/Prospectus under the section titled “Shares Eligible for Future Sale” and is incorporated herein by reference.

Zegna Public Warrants

The Zegna Public Warrants are governed by the Warrant Agreement, as modified and amended by the Warrant Assumption and Amendment Agreement. Immediately following the completion of the Business Combination, there were 13,416,667 Zegna Public Warrants outstanding. Only whole Zegna Public Warrants may be exercised at a given time by warrant holders. Each whole Zegna Public Warrant entitles the holder thereof to purchase one (1) Ordinary Share at a price of $11.50 per share, subject to adjustment as described in Section 4 of the Warrant Agreement (as amended). Zegna Public Warrants may be exercised only during the period commencing on the date that is thirty (30) days after the consummation of the transactions contemplated by the Business Combination Agreement, and terminating at 5:00 p.m., Eastern Time on the earlier to occur of: (x) the date that is five (5) years after the date on which the Business Combination was completed, (y) the liquidation of Zegna, or (z) the redemption date as provided in the Warrant Agreement (as amended).

The exercise price and number of Ordinary Shares issuable on exercise of the Zegna Public Warrants will be adjusted in certain circumstances described in the Warrant Agreement (as amended), including in the event of a share dividend, extraordinary dividend or Zegna’s recapitalization, reorganization, merger or consolidation.

Redemption of warrants when the price per Ordinary Share equals or exceeds $18.00

Pursuant to the Warrant Agreement (as amended), once the Zegna Public Warrants become exercisable, they may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, (iv) if, and only if, the last reported sale price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder, and (v) if, and only if, there is an effective registration statement covering the shares issuable upon exercise of the warrants and a current prospectus relating thereto is available throughout the 30-day period after the written notice of redemption is given.

When the Zegna Public Warrants become redeemable, Zegna will be able to exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Ordinary Share equals or exceeds $10.00

Once the Zegna Public Warrants become exercisable, they may be redeemed (i) in whole and not in part, (ii) at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that warrant holders will be able to exercise their warrants on a cashless basis prior to redemption and receive a specified number of Ordinary Shares based on the redemption date and the “fair market value” of the Ordinary Shares, (iii) if, and only if, the last reported sale price of the Ordinary Shares equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder, and (iv) if the last reported sale price of the Ordinary Shares is less than $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder, the Zegna Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Zegna Public Warrants.

For purposes of the foregoing, “fair market value” of the Ordinary Shares means the volume weighted average price of Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. Zegna will provide the warrant holders with the final fair market value no later than one business day after the 10 trading day period described above ends.

Zegna Private Placement Warrants

The Zegna Private Placement Warrants are governed by the New Warrant Agreement. Immediately following the completion of the Business Combination, there were 6,700,000 Zegna Private Placement Warrants outstanding.

The Zegna Private Placement Warrants are identical in terms to, and form part of the same class as, the Zegna Public Warrants, except that so long as the Zegna Private Placement Warrants are held by the IIAC Sponsor or its permitted transferees, the Zegna Private Placement Warrants (and the Ordinary Shares issuable upon exercise of these warrants) may not be transferred, assigned or sold until 30 days after the Closing, subject to certain limited exceptions. Additionally, the Zegna Private Placement Warrants may be exercised by the holders on a cashless basis and will not be redeemable (subject to certain limited exceptions), so long as they are held by the IIAC Sponsor or its permitted transferees. If the Zegna Private Placement Warrants are held by someone other than the IIAC Sponsor or its permitted transferees, such warrants will be redeemable and exercisable by such holders on the same basis as the Zegna Public Warrants.

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares and Zegna Public Warrants are listed on NYSE under the symbols “ZGN” and “ZGN WS,” respectively. There can be no assurance that the Ordinary Shares and/or Zegna Public Warrants will remain listed on NYSE. If Zegna fails to comply with the NYSE listing requirements, the Ordinary Shares and/or Zegna Public Warrants could be delisted from NYSE.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

As of the Closing Date, there were 242,343,659 Ordinary Shares issued and outstanding. As of the same date, there were also 13,416,667 Zegna Public Warrants and 6,700,000 Zegna Private Placement Warrants outstanding.

As of the Closing Date, Zegna’s authorized share capital amounted to €18,700,000, divided into (i) 400,000,000 Ordinary Shares, with a nominal value of €0.02 each, 200,000,000 Zegna Special Voting Shares A, with a nominal value of €0.02 each, 50,000,000 Zegna Special Voting Shares B, with a nominal value of €0.08 each and 15,000,000 Zegna Special Voting Shares C, with a nominal value of €0.18 each. In order to facilitate Zegna’s loyalty voting structure, the articles of association of Zegna provide for transitional provisions to increase the authorized share capital when the Zegna Board makes the required filings with the Dutch Trade Register. All issued Ordinary Shares have been fully paid up.

As of the Closing Date, 54,600,000 Ordinary Shares were held by Zegna in treasury.

All issued and outstanding Ordinary Shares and Zegna Special Voting Shares are held in registered form. No share certificates may be issued.

Further information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Zegna Securities” and is incorporated herein by reference, with the exception that the sections titled “Description of Zegna Securities—Share Capital and Form of Shares” is not incorporated herein by reference.

Pursuant to the Chief Executive Officer’s executive agreement, Ermenegildo Zegna di Monte Rubello is entitled to buy shares valued at twelve times Zegna’s earnings before interest and taxes (EBIT) for the previous year, subject to a cap in the amount of the sum of his base salary and short-term variable compensation for the previous year.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the articles of association of Zegna is included in the Proxy Statement/Prospectus under the section titled “Description of Zegna Securities” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Ancillary Documents” and is incorporated herein by reference.

In August 2018, Zegna and Mr. Thom Browne entered into a put option agreement whereby Mr. Thom Browne would have the right to sell up to his entire remaining 15% interest in Thom Browne, Inc. to Zegna at certain predetermined terms and conditions. In May 2021 such put option agreement was amended by the parties, and under the amended put option agreement Mr. Thom Browne has the right, but not the obligation, to sell to Zegna up to the remaining 10% interest in Thom Browne, Inc. held by Mr. Thom Browne over the period between 2024 and 2030 (subject to potential deferral until 2032 in case certain performance targets are not met) at a purchase price to be calculated based on a multiple of certain performance indicators of the Thom Browne group in the fiscal year most recently ended prior to the relevant sale.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Dutch law, there are no exchange control restrictions on investments in, or payments on, the Ordinary Shares. There are no special restrictions in the articles of association of Zegna or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the Ordinary Shares.

E. Taxation

Information regarding certain tax consequences of owning and disposing of Ordinary Shares and Zegna Public Warrants is included in the Proxy Statement/Prospectus under the section titled “Material Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

Information regarding our dividends and other distributions is included in the Proxy Statement/Prospectus under the section titled “Description of Zegna Securities—Dividends and Other Distributions” and is incorporated herein by reference.

G. Statement by Experts

IIAC’s financial statements as of December 31, 2020 for the period from September 7, 2020 (inception) to December 31, 2020, incorporated by reference herein have been so incorporated in reliance upon the report of WithumSmith+Brown, PC and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Ermenegildo Zegna Holditalia S.p.A. and subsidiaries as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 incorporated by reference herein have been audited by Deloitte & Touche S.p.A., an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to restatement of the 2020, 2019 and 2018 consolidated financial statements). Such consolidated financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte & Touche S.p.A. are located at Galleria S. Federico 54, 10121, Turin, Italy.

H. Documents on Display

Documents concerning Zegna referred to in this Report may be inspected at its principal executive office at Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations —Qualitative and Quantitative Information on Financial Risks” and is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to the Zegna Public Warrants and the Zegna Private Placement Warrants is included under the headings “Zegna Public Warrants” and “Zegna Private Placement Warrants” in Item 9.A of this Report.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements of Ermenegildo Zegna Holditalia S.p.A. and subsidiaries as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (such audited consolidated financial statements, together with the notes thereto, the “Zegna Annual Consolidated Financial Statements”) are incorporated by reference to pages FIN-77 to FIN-165 in Amendment No. 3 to the Registration Statement, filed by Zegna with the SEC on November 23, 2021 (“Amendment No. 3”). The Zegna Annual Consolidated Financial Statements have been restated as discussed in Note 43 thereof.

The unaudited interim condensed consolidated financial statements of Ermenegildo Zegna Holditalia S.p.A. and subsidiaries as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, prepared in accordance with IAS 34—Interim Financial Reporting are incorporated by reference to pages FIN-47 to FIN-76 in Amendment No. 3 (such unaudited financial statements, together with the notes thereto, the “Zegna Semi-Annual Unaudited Condensed Consolidated Financial Statements”).

The audited financial statements of IIAC as of December 31, 2020 and for the period from September 7, 2020 (inception) to December 31, 2020, each prepared in accordance with U.S. GAAP (such audited financial statements, together with the notes thereto, the “IIAC Annual Financial Statements”) are incorporated by reference to pages FIN-25 to FIN-46 of Amendment No. 3. The IIAC Annual Financial Statements have been restated as discussed in Note 2 thereof.

The unaudited condensed financial statements of IIAC as of September 30, 2021, and for the three and nine months ended September 30, 2021 (such unaudited condensed financial statements prepared in accordance with U.S. GAAP) are incorporated by reference to pages FIN-2 to FIN-24 of Amendment No. 3. The unaudited condensed financial statements of IIAC have been restated as discussed in Note 2 thereof.

The unaudited pro forma condensed combined financial information of Zegna as of and for the six months ended June 30, 2021 and for the year ended December 31, 2020, prepared in accordance with Article 11 of SEC Regulation S-X are attached as Exhibit 15.1 to this Report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	English translation of the Form of Articles of Association of Ermenegildo Zegna N.V. (incorporated by reference to Exhibit 3.3 to Amendment No. 3 to the Registration Statement, filed with the SEC on November 23, 2021, File No. 333-259139)

1.2	Deed of Conversion of Ermenegildo Zegna N.V.

2.1	Warrant Agreement, dated as of November 23, 2020, by and between Investindustrial Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registration Statement, filed with the SEC on August 27, 2021, File No. 333-259139)

2.2	Warrant Agreement Amendment, dated as of December 17, 2021, by and between Investindustrial Acquisition Corp. and Continental Stock Transfer & Trust Company

2.3	Warrant Assumption and Amendment Agreement, dated as of December 17, 2021, by and among Investindustrial Acquisition Corp., Ermenegildo Zegna Holditalia S.p.A., Continental Stock Transfer & Trust Company, Computershare Trust Company, N.A and Computershare Inc.

2.4	Warrant Agreement, dated as of December 17, 2021, by and between Ermenegildo Zegna N.V., Computershare Inc. and Computershare Trust Company, N.A.

4.1†	Business Combination Agreement, dated as of July 18, 2021, by and among Ermenegildo Zegna Holditalia S.p.A., Investindustrial Acquisition Corp. and EZ Cayman (incorporated by reference to Exhibit 2.1 to Amendment No. 3 to the Registration Statement, filed with the SEC on November 23, 2021, File No. 333-259139)

4.2	Forward Purchase Agreement, dated as of November 18, 2020, by and between Investindustrial Acquisition Corp. and Strategic Holding Group S.à r.l. (incorporated by reference to Exhibit 10.1 to the Registration Statement, filed with the SEC on August 27, 2021, File No. 333-259139)

4.3	Amendment to Forward Purchase Agreement, dated as of July 26, 2021, by and between Investindustrial Acquisition Corp. and Strategic Holding Group S.à r.l. (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to the Registration Statement, filed with the SEC on November 23, 2021, File No. 333-259139)

4.4	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to the Registration Statement, filed with the SEC on November 23, 2021, File No. 333-259139)

4.5	Form of PIPE Subscription Agreement (Other) (incorporated by reference to Exhibit 10.4 to the Registration Statement, filed with the SEC on August 27, 2021, File No. 333-259139)

4.6	Form of PIPE Subscription Agreement (Insider PIPE Subscribers) (incorporated by reference to Exhibit 10.5 to the Registration Statement, filed with the SEC on August 27, 2021, File No. 333-259139)

4.7	Form of Redemption Offset Agreement

4.8	Registration Rights Agreement, dated as of December 17, 2021, by and among Ermenegildo Zegna N.V., Investindustrial Acquisition Corp. and the shareholders designated on Schedule A and Schedule B thereto

4.9	Sponsor Letter Agreement, dated as of July 18, 2021, by and among Investindustrial Acquisition Corp. L.P., certain other holders set forth on Schedule I thereto, Investindustrial Acquisition Corp. and Ermenegildo Zegna Holditalia S.p.A. (incorporated by reference to Exhibit 10.7 to Amendment No. 3 to the Registration Statement, filed with the SEC on November 23, 2021, File No. 333-259139)

4.10	Company Support Agreement, dated as of July 18, 2021, by and among Investindustrial Acquisition Corp., Ermenegildo Zegna Holditalia S.p.A. and the shareholders of Ermenegildo Zegna Holditalia S.p.A. party thereto (incorporated by reference to Exhibit 10.8 to Amendment No. 3 to the Registration Statement, filed with the SEC on November 23, 2021, File No. 333-259139)

4.11	Lock-up Agreement, dated as of December 17, 2021, by and among Ermenegildo Zegna N.V., Investindustrial Acquisition Corp., Strategic Holding Group S.à r.l and the other parties thereto

4.12	Lock-up Agreement, dated as of December 17, 2021, by and among Ermenegildo Zegna N.V., Monterubello s.s., and the shareholders designated as Zegna Holders on Schedule A thereto

4.13	Shareholders Agreement, dated as of December 17, 2021, by and among Monterubello s.s., Mr. Ermenegildo Zegna Di Monte Rubello, Investindustrial Acquisition Corp. L.P. and Ermenegildo Zegna N.V.

4.14†	Put Agreement, dated August 25, 2018, by and between Ermenegildo Zegna Holditalia S.p.A. and Mr. Thom Browne (incorporated by reference to Exhibit 10.11 to the Registration Statement, filed with the SEC on August 27, 2021, File No. 333-259139)

4.15	Amendment No. 1 to Put Agreement, dated May 13, 2021, by and between Ermenegildo Zegna Holditalia S.p.A. and Mr. Thom Browne (incorporated by reference to Exhibit 10.12 to the Registration Statement, filed with the SEC on August 27, 2021, File No. 333-259139)

4.16	Ermenegildo Zegna N.V. 2021 Equity Incentive Plan

8.1	List of subsidiaries of Ermenegildo Zegna N.V.

15.1	Unaudited Pro Forma Condensed Combined Financial Statements of Zegna

15.2	Consent of Deloitte and Touche S.p.A.

15.3	Consent of WithumSmith+Brown, PC

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with the Instructions as to Exhibits of Form 20-F. The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ERMENEGILDO ZEGNA N.V.

December 23, 2021	By:	/s/ Gianluca Ambrogio Tagliabue
Name: Gianluca Ambrogio Tagliabue
Title: Chief Operating Officer and Chief Financial Officer