Form 20-F
period 2021-12-31
Ermenegildo Zegna N.V.
filed 2022-04-06
CIK 1877787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
On December 31, 2021, the issuer had 242,343,659 ordinary shares, nominal value €0.02 per share, outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒

i

ii

CERTAIN DEFINED TERMS
In this report, unless otherwise specified, the terms “
we
”, “
our
”, “
us
”, the “
Group
”, the “
Company
” and “
Zegna
” refer to the Registrant, Ermenegildo Zegna N.V., a Dutch public limited liability company (
naamloze vennootschap
), following the Conversion and, prior to the Conversion, to Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law, in each case together with its consolidated subsidiaries, or any one or more of them, as the context may require.
In this report:
“
Affiliate
” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
“
Audit Committee
” means the audit committee of the Zegna Board.
“
Business Combination
” means the business combination between Zegna and IIAC, which was completed on December 17, 2021.
“
Business Combination Agreement
” means that certain Business Combination Agreement, dated as of July 18, 2021, by and among IIAC, Zegna, and Zegna Merger Sub, as amended or supplemented from time to time.
“
Capital Distribution
” means a return of capital distribution under Cayman Islands law whereby, on the Closing Date, immediately following the PIPE Financing and prior to the Share Repurchase, IIAC distributed the Capital Distribution Amount to Zegna.
“
Capital Distribution Amount
” means an amount of €191,806,537.10 plus $105,380,150.53.
“
Cash Consideration
” means an amount of €455,000,000.
“
Class
 A Shares
” means the Class A ordinary shares, par value $0.0001 per share, of IIAC prior to the Merger.
“
Class
 B Shares
” means the Class B ordinary shares, par value $0.0001 per share, of IIAC prior to the Merger.
“
Closing
” means the closing of the Business Combination.
“
Closing Date
” means December 17, 2021.
“
Compensation Committee
” means the compensation committee of the Zegna Board.
“
Conversion
” means the cross-border conversion whereby, on December 17, 2021, Zegna, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, converted into a Dutch public limited liability company (
naamloze vennootschap
) and transferred its legal seat from Italy to the Netherlands and amended its articles of association, as a result of which Zegna assumed its current legal name “Ermenegildo Zegna N.V.”
“
DCGC
” means the Dutch Corporate Governance Code.
“
Demerger
” has the meaning set forth in
“Item 5—Operating and Financial Review and Prospects
”.
“
Disposition
” has the meaning set forth in
“Item 5—Operating and Financial Review and Prospects
”.
“
DOSs
” means directly operated stores.
“
DTC
”
means direct-to-consumer.

“
Effective Time
” means the time the Merger became effective on the Closing Date.
“
Escrowed Shares
” means 50% of the Ordinary Shares that were issued to the IIAC Initial Shareholders in exchange for their Class B Shares, which Ordinary Shares are held in escrow subject to the release conditions described in the prospectus.
“
Exchange Act
” means the Securities Exchange Act of 1934, as amended.
“
Forward Purchase
” means the transactions contemplated by the Forward Purchase Agreement.
“
Forward Purchase Agreement
” means the forward purchase agreement between IIAC and the FPA Purchaser, dated as of November 18, 2020, as amended on July 26, 2021.
“
FPA Purchaser
” means Strategic Holding Group S.à r.l., an affiliate of the IIAC Sponsor.
“
Governance and Sustainability Committee
” means the governance and sustainability committee of the Zegna Board.
“
Hedged Positions
” means the hedging positions and arrangements that effectively transfer the economic interest of any member of the Sponsor Group in Zegna to a third party (e.g., forward sale contracts); provided, that the definition of “Hedged Positions” shall not include hedging positions and arrangements (a) in which the economic interest of any member of the Sponsor Group in Zegna is retained (e.g., pledges and margin loans), (b) that minimize exposure to certain risks independent of the business operations of Zegna (e.g., currency exchange swaps) or (c) that marginally cap or limit the upside/downside risk of any member of the Sponsor Group while maintaining material economic exposure (e.g., puts, calls and collars), as determined in good faith by the Zegna Board and such member of the Sponsor Group.
“
IIAC
” means Investindustrial Acquisition Corp., a Cayman Islands exempted company.
“
IIAC Initial Shareholders
” means the FPA Purchaser, Sergio P. Ermotti, Audeo Advisors Limited, Jose Joaquin Guell Ampuero, Dante Roscini and Tensie Whelan.
“
IIAC Ordinary Shares
” means collectively the Class A Shares and the Class B Shares prior to the Merger.
“
IIAC Private Placement Warrants
” means the warrants that were issued to the IIAC Sponsor in a private placement at the time of the IIAC initial public offering consummated on November 23, 2020, each of which was exercisable for one Class A Share at an exercise price of $11.50 per share.
“
IIAC Public Warrants
” means warrants to acquire Class A Shares, issued as part of units in the IIAC initial public offering consummated on November 23, 2020, at an initial exercise price of $11.50 per share.
“
IIAC Warrants
” means the IIAC Private Placement Warrants and the IIAC Public Warrants.
“
IIAC Sponsor
” means Investindustrial Acquisition Corp. L.P., a limited partnership incorporated in England and Wales.
“
IIAC Sponsor
Lock-Up
Agreement
” means the
lock-up
agreement, entered into at the Closing, by and among Zegna, IIAC Sponsor and the IIAC Initial Shareholders.
“
Insider PIPE Subscribers
” means certain inside subscribers among the PIPE Investors (including the FPA Purchaser, Sergio P. Ermotti and Ermenegildo Zegna di Monte Rubello).
“
Lead
Non-Executive
Director
” means the Zegna Director serving as lead non-executive director.
“
Loyalty Register
” means the separate part of Zegna’s shareholder register instrumental to Zegna’s loyalty voting structure.
“
Merger
” means the merger of Zegna Merger Sub with and into IIAC, with IIAC being the surviving company.
“
Minimum Holding Requirement
” means the beneficial ownership (as such term is defined in
Rule 13d-3 under
the Exchange Act) by the Sponsor Group, of at least 5% of the issued and outstanding Ordinary Shares, excluding (i) any Hedged Positions as evidenced by the IIAC Sponsor in writing and (ii) any Escrowed Shares that have not been released from escrow to the applicable Sponsor Group member.

“
Monterubello
” means Monterubello s.s., an Italian
 società semplice
.
“
New Warrant Agreement
” means the Warrant Agreement entered into concurrently with the Closing, by and between Zegna, Computershare Trust Company, N.A., and Computershare Inc.
“
NYSE
” means the New York Stock Exchange.
“
Offset PIPE Financing
” means the private placement of 12,500,000 Ordinary Shares to the Offset PIPE Investors, for gross proceeds to Zegna in an aggregate amount of $125,000,000, pursuant to the Offset Subscription Agreements.
“
Offset PIPE Investors
” means investors in the Offset PIPE Financing pursuant to the Redemption Offset Agreements and the Offset Subscription Agreements.
“
Offset Subscription Agreements
” means those certain subscription agreements entered into on December 16, 2021, among IIAC, Zegna and the Offset PIPE Investors named therein.
“
Ordinary Shares
” means the ordinary shares, nominal value €0.02 per share, of Zegna.
“
Person
” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.
“
PIPE Financing
” means the private placement of 25,000,000 Ordinary Shares to the PIPE Investors, for gross proceeds to Zegna in an aggregate amount of approximately $250,000,000, pursuant to the PIPE Subscription Agreements.
“
PIPE Investors
” means the investors (including the Insider PIPE Subscribers) in the PIPE Financing pursuant to the PIPE Subscription Agreements.
“
PIPE Shares
” means the 37,500,000 Ordinary Shares that were issued to certain securityholders in connection with the closing of a private placement offering concurrent with the Closing.
“
PIPE
 Subscription Agreements
” means those certain subscription agreements entered into on July 18, 2021, among IIAC, Zegna and the PIPE Investors named therein relating to the PIPE Financing.
“
Private Placement Warrants
” means warrants to acquire Ordinary Shares on the same contractual terms and conditions as the IIAC Private Placement Warrants.
“
Public Warrants
” means warrants to acquire Ordinary Shares on the same contractual terms and conditions as the IIAC Public Warrants.
“
Redemption Offset Agreements
” means the agreements entered into on December 3, 2021, among IIAC, Zegna and the Offset PIPE Investors named therein relating to the offset of redemptions of Class A Shares by IIAC public shareholders up to a certain level.
“
Registration Rights Agreement
” means the registration rights agreement entered into at Closing, pursuant to which the IIAC Initial Shareholders and the Zegna Initial Shareholders have been granted certain registration rights with respect to their respective equity securities in Zegna, in each case, on the terms and subject to the conditions in such registration rights agreement.
“
Sarbanes-Oxley Act
” means the Sarbanes-Oxley Act of 2002, as amended.
“
SEC
” means the United States Securities and Exchange Commission.
“
Securities Act
” means the Securities Act of 1933, as amended.
“
Shareholders Agreement
” means the shareholders agreement entered into at Closing by and among Zegna, the IIAC Sponsor, Monterubello and Mr. Ermenegildo Zegna.
“
Share Repurchase
” means the repurchase by Zegna of 54,600,000 Ordinary Shares from Monterubello in exchange for the Cash Consideration.
“
Sponsor
 Group
” means the IIAC Sponsor together with its Affiliates.

“
Sponsor Nominee
” means the
Zegna Non-Executive Director
to be nominated by the IIAC Sponsor in accordance with the Zegna Articles of Association.
“
Surviving Company
” means IIAC following the Merger.
“
Terms and Conditions of the Zegna Special Voting Shares
” means the terms and conditions that apply to the issuance, allocation, acquisition, conversion, sale, holding, repurchase and transfer of the Zegna Special Voting Shares and certain aspects of the registration of the Ordinary Shares in the Loyalty Register.
“
Warrant Agreement
” means the Warrant Agreement, dated as of November 23, 2020, between IIAC and Continental Stock Transfer & Trust Company, as subsequently amended by the Warrant Agreement Amendment and the Warrant Assumption and Amendment Agreement.
“
Warrant Agreement Amendment
” means the Warrant Agreement Amendment, entered into immediately prior to the Effective Time, by and between IIAC and Continental Stock Transfer & Trust Company.
“
Warrant Assumption and Amendment Agreement
” means the Warrant Assumption and Amendment Agreement, entered into concurrently with the Closing, by and among IIAC, Zegna, Continental Stock Transfer & Trust Company, Computershare Trust Company, N.A. and Computershare Inc.
“
Warrants
” means, collectively, the Public Warrants and the Private Placement Warrants.
“
Zegna Articles of Association
” means the articles of association of Zegna.
“
Zegna Board
” means Zegna’s board of directors.
“
Zegna Board Regulations
” means the regulations of the Zegna Board, as amended or supplemented from time to time.
“
Zegna Director
” means a Zegna Executive Director or a
Zegna Non-Executive Director.
“
Zegna Executive Director
” means an executive member of the Zegna Board.
“
Zegna General Meeting
” means the corporate body that consists of the shareholders of Zegna and all other Persons with meeting rights and also the meeting in which shareholders of Zegna and all other Persons with meeting rights assemble, as the case may be.
“
Zegna Initial Shareholders
” means, collectively, Monterubello, Ermenegildo Zegna and the other shareholders of Zegna immediately prior to the Closing.
“
Zegna Merger Sub
” means EZ Cayman, a Cayman Islands exempted company.
“
Zegna
 Non-Executive
 Director
” means
a non-executive member
of the Zegna Board.
“
Zegna Shareholders
Lock-Up
Agreement
” means the
lock-up
agreement, entered into at the Closing, by and among Zegna and the Zegna Initial Shareholders.
“
Zegna
 Special Voting Shares
” means, collectively, the Zegna Special Voting Shares A, the Zegna Special Voting Shares B and the Zegna Special Voting Shares C.
“
Zegna Special Voting Shares A
” means the special voting shares class A, nominal value of €0.02 per share, of Zegna.
“
Zegna Special Voting Shares B
” means the special voting shares class B, nominal value of €0.08 per share, of Zegna.
“
Zegna Special Voting Shares C
” means the special voting shares class C, nominal value of €0.18 per share, of Zegna.

NOTE ON PRESENTATION
This document includes the consolidated financial statements of Ermenegildo Zegna N.V. as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, prepared in accordance with International Financial Reporting Standards (“
IFRS
”) as issued by the International Accounting Standards Board (“
IASB
”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. We refer to these consolidated financial statements collectively as the “
Consolidated Financial Statements
.”
Basis of Preparation of the Consolidated Financial Statements
As explained in Item 4.A of this report, on December 17, 2021 we closed the previously announced Business Combination pursuant to the Business Combination Agreement, dated as of July 18, 2021, as amended, by and among us, IIAC and Zegna Merger Sub, our wholly owned subsidiary. For more information on the Business Combination, see “
Item 4.A—History and Development of the Company.
”
The Group’s financial information is presented in Euro. In certain instances, information is presented in U.S. Dollars. All references in this document to “
Euro
” and “
€
” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “
U.S. Dollars
” and “
$
” refer to the currency of the United States of America (the “
United States
”).
The language of this document is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.
Certain totals in the tables included in this document may not add due to rounding.
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
This report includes trademarks, tradenames and service marks, certain of which belong to Zegna and others that are the property of other organizations. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this report are presented without the
®
and
™
symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
MARKET AND INDUSTRY INFORMATION
Information contained in this report concerning the market and the industry in which we compete, including our market position, general expectations of market opportunity and market size, is based on information from various third party sources, assumptions made by us based on such sources and our knowledge of the personal luxury goods market. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. We have not independently verified any third party information. The industry in which we operate is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this report are subject to change based on various factors, including those described in the sections entitled “
Cautionary Note Regarding Forward-Looking Statements
” and “
Item 3.D—Risk Factors
” and elsewhere in this report. The information relating to the industry contained in the section entitled “
Item 4.B—Business Overview—Industry
”, unless otherwise indicated, has been based on the Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2021, dated November 11, 2021.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements. Forward-looking statements provide the current expectations or forecasts of future events of Zegna. Forward-looking statements include statements about Zegna’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this report include, but are not limited to, statements regarding Zegna’s disclosure concerning Zegna’s operations, cash flows, financial position and dividend policy.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to:

•	the impact of COVID-19 or similar public health crises on Zegna’s business;

•	disruptions arising from political, social and economic instability, geopolitical tensions or civil unrest, including the current conflict in Ukraine;

•	the effect of the consummation of the Business Combination on Zegna’s business, cash flows, financial condition or results of operations;

•	the ability of Zegna to safeguard the recognition, integrity and reputation of its brands and to identify and respond to new and changing customer preferences;

•	the ability of Zegna to successfully implement its strategy;

•	disruptions to Zegna’s manufacturing and logistics facilities, as well as DOSs, including as a result of the COVID-19 pandemic;

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

•	the ability of Zegna to negotiate, maintain or renew license agreements with high end third party brands;

•	shifts in travel patterns or declines in travel volumes, including as a result of the COVID-19 pandemic;

•	the ability to attract and retain key senior personnel and preserve craftmanship skills;

•	Zegna’s ability to protect its intellectual property rights;

•	disruptions or breaches compromising Zegna’s information technology systems or the personal information of Zegna’s customers;

•	Zegna’s ability to maintain Zegna’s securities’ listing on the NYSE;

•	the fact that the market price of Zegna’s securities may be volatile due to a variety of factors;

•	the ability to develop and maintain effective internal controls;

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

•	changes in trade policy, the imposition of tariffs, the enactment of tax reforms and other changes in laws and regulations; and

•	other factors discussed elsewhere in this report in the section “ Item 3.D—Risk Factors ”.
Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section “
Item 3.D—Risk Factors
” of this report. Accordingly, you should not rely on such forward-looking statements, which speak only as of the date of this report. Zegna undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Zegna describes in the reports it will file from time to time with the SEC.
Although Zegna believes the expectations reflected in the forward-looking statements were reasonable at the time made, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither Zegna, nor any other person assumes responsibility for the accuracy or completeness of such forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this report and any subsequent written or oral forward-looking statements that may be issued by Zegna or persons acting on its behalf.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3	KEY INFORMATION
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risk factors relating to Zegna’s business, strategy and operations
Our business depends on the recognition, integrity and reputation of our brands.
We design, manufacture, promote and sell luxury goods under a number of brands, including Zegna and Thom Browne and, until the full implementation of our rebranding strategy, our Ermenegildo Zegna, Z Zegna and Ermenegildo Zegna XXX brands. Our sales and our ability to achieve premium pricing depend on the perception, recognition and reputation of our brands, which, in turn, depend on factors such as product design, the distinctive character and the quality of our products and customer service, the image of our stores and those of our franchisees and other wholesale customers, the success of our advertising and communication activities and our general corporate profile.
The recognition, integrity and reputation of our brands are among our most valuable assets, which are influenced by several factors, some of which are outside of our control. Factors that may adversely affect our brands’ image include our inability to respond adequately to the needs and expectations of our customers with regard to the quality, style and design of our products, the dissemination by third parties of information that is untrue or defamatory, the commencement of litigation proceedings against us, as well as factors attributable to the parallel distribution and counterfeiting of our products. Each of these factors could harm the recognition, integrity and reputation of our brands, causing us to lose existing customers or fail to attract new customers, or otherwise having a material adverse effect on our business, results of operations and financial condition.
Our reputation may also suffer as a result of facts depending on our suppliers. While we closely monitor our suppliers to ensure that they comply with all applicable laws and regulations, if suppliers fail to comply with applicable law, including those relating to labor, social security, health and safety, or if they deliver products that are defective or differ from our specifications or quality standards or do not comply with applicable law, this could have adverse effects on our production cycle and cause delays in product deliveries to our customers, which in turn could damage our reputation, with possible adverse effects on our business, results of operations and financial condition.
Our success depends on our ability to anticipate trends and to identify and respond to new and changing consumer preferences.
Our continued success depends in part on our ability to set and define product and fashion trends, and in part on our ability to identify and respond to changing consumer preferences in a timely manner. Our products must appeal to an evolving customer base whose preferences cannot be predicted with certainty and are subject to increasingly rapid change, while preserving the image and recognition of our brands. Although we dedicate considerable resources to market analysis and the identification of new fashion trends, we may not be able to promptly anticipate fashion trends or to quickly adapt to these trends during the design and manufacturing stages. If we fail to identify or promptly respond to new trends or changing consumer preferences, including concerns or perceptions regarding the sustainability and environmental impact of our products, our brands’ reputation may be affected, which could result in unsold products, a decline in sales to customers and could have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks related to the
COVID-19
pandemic or similar public health crises that may materially and adversely affect our business.
Public health crises such as pandemics could adversely impact our business. The global spread of
COVID-19,
including more recently the highly transmissible Delta and Omicron variants thereof, led to governments around the world mandating restrictive measures, including quarantine, social distancing, “shelter in place” or similar orders, travel restrictions and suspension of non-essential
business activities. The
COVID-19
pandemic has caused significant disruption to the global economy, consumer spending and behavior, tourism, supply chains and financial markets, leading to a global economic slowdown and a severe recession in several of the markets in which we operate, which may persist even after all restrictions are lifted.
In connection with the
COVID-19
pandemic and related government measures, we experienced suspension or slowdown of our production at our manufacturing and logistics facilities in 2020 and 2021, as well as delays in deliveries of raw materials from suppliers and of our products to wholesale customers, temporary closures of our DOSs and our distribution partners’ stores, as well as running costs related to our workforce, despite furlough or reduced hours schemes we implemented with respect to certain of our employees. While we continued to serve our customers through our remote selling and online
e-commerce
websites during the periods in which our DOSs were closed, the store closures resulted in a significant decline in our revenues and ability to generate cash flows from operations. For further information on the impact of the
COVID-19
pandemic on our results of operations and liquidity, see “
Item 5—Operating and Financial Review and Prospects—Trends, Uncertainties and Opportunities.
” The
COVID-19
pandemic has also resulted in a decline in the level of consumer purchases of discretionary items and luxury retail products, including our products, caused by lower disposable income levels, travel restrictions, the prevalence of remote working arrangements and other factors. As a result of store closures and lower consumer demand, we experienced a build-up
of inventory.
While the overall
COVID-19
situation appears to have improved in countries that have rolled out vaccination campaigns, our business and operating results may be negatively impacted if the virus worsens or mutates, if vaccination efforts are unsuccessful or if regions or countries implement further restrictions to contain the virus. We may experience a new shutdown or slowdown of all or part of our manufacturing and logistics facilities, and of our stores. In the first months of 2022 we experienced minor delays in production in certain countries where a significant number of our and our suppliers’ employees had to stay at home after becoming infected with
COVID-19.
Since March 2022, due to a new wave of the virus in certain parts of the Greater China Region and the resulting lockdown restrictions, we have been required to close certain of our DOSs in the Greater China Region, and DOSs that remained open have experienced significantly lower customer traffic.
Management time and resources were required to be, and in the future may need to be, spent on
COVID-19
related matters, distracting them from the implementation of our strategy. In addition, the prophylactic measures we are required to adopt at our facilities may be costly and may affect production levels.
Our suppliers, customers and other contractual counterparties may be restricted or prevented from conducting business activities for indefinite or intermittent periods of time. The
COVID-19
pandemic may lead to financial distress for our suppliers or wholesale customers, as a result of which they may have to permanently discontinue or substantially reduce their operations. Any of the foregoing could disrupt our supply chain and/or limit customer demand or our capacity to meet customer demand and have a material adverse effect on our business, results of operations and financial condition.
The impact of the
COVID-19
pandemic on our business, results of operations and financial condition will depend largely on future events outside of our control, including ongoing developments in the pandemic, the success of containment measures, vaccination campaigns and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. However, the effects on our business, results of operations and financial condition may be material and adverse.
The
COVID-19
pandemic may also exacerbate other risks disclosed in this “
Item 3.D—Risk Factors
”, including, but not limited to, our competitiveness, demand for our products, shifting consumer preferences, exchange rate fluctuations, and availability and price of raw materials.

We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks.
We operate in over 80 countries worldwide through a direct and indirect distribution network. For the year ended December 31, 2021, 54% of our revenues were generated in APAC, 29% were generated in EMEA, 15% were generated in North America and 2% were generated in Latin America.
Our operations in various international markets expose us to various risks, including those arising from: competition with local competitors (which may have greater resources and/or more favorable market positions); the diversity of consumers’ tastes and preferences and our ability to anticipate or respond to such tastes and preferences; changes in the political and economic environments in the countries where we operate; changes in regulations, including tax regulations, and the imposition of new duties or other protectionist measures; strict regulations affecting the import and processing of certain raw materials and finished goods; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; parallel imports of goods at terms inconsistent with our guidelines and distribution of our products, in violation of exclusive territorial rights granted to other importers and licensees (the so-called
“gray market”). These or other factors may harm our business in international markets or cause us to incur significant costs in these markets, which could have a material adverse effect on our business, results of operations and financial condition.
The conflict in Ukraine and sanctions imposed onto Russia may adversely affect our business.
Due to ongoing conflict in Ukraine and resulting geopolitical tensions, many governments around the world, including those of the United States, the European Union, the United Kingdom and other jurisdictions, have recently announced the imposition of sanctions on certain industries and parties in Russia and the Ukrainian regions of Donetsk and Luhansk, as well as export controls on certain industries and products and the exclusion of certain Russian financial institutions from the SWIFT system. On March 11, 2022, the President of the United States issued an executive order prohibiting exports to Russia of luxury goods (including, inter alia
, apparel, footwear and certain accessories with a per unit wholesale price of $1,000 or more). Shortly thereafter, on March 15, 2022, the Council of the European Union imposed new sanctions on Russia prohibiting the export of luxury goods having a value in excess of €300 per item (including clothing, footwear, leather and fashion accessories). These and any additional sanctions or export controls, as well as any counter responses by the governments of Russia or other countries, are adversely affecting, and will continue to adversely affect, directly or indirectly, our supply chain and customers, as well as the global financial markets and financial services industry.
The Russian market represented 1.5%, 2.0% and 1.5% of our revenues in 2021, 2020 and 2019, respectively. Our business operations in such market are conducted through franchisees and distribution partners. Pursuant to the aforementioned sanctions, we are required to suspend indefinitely deliveries to our franchisees and distributors in Russia. Accordingly, we have suspended production of products for the Fall/Winter 2022 collection ordered by our Russian franchisees and distributors and it is uncertain whether and when we will be able to resume such production. As we have already purchased raw materials for such production, we may be unable to repurpose all of the excess materials, which may therefore become obsolete. In light of the current crisis there is also no assurance that we will be able to collect from our franchisees and distributors in Russia certain outstanding receivable amounts for completed sales of the Spring/Summer 2022 collection; as of the date of this report, such amounts were not material. Finally, several of the agreements with our wholesale customers in Russia are due to expire during the course of 2022 and 2023. It is uncertain whether, when and at what terms and conditions such agreements will be renewed. Any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition.
In general, the banking, economic and monetary crisis triggered by the conflict may reduce customers’ interest for, and financial ability to buy, luxury products. An expansion of the conflict to other European countries, the United States or other parts of the world, or the worsening of the world economic situation in terms of inflation, energy costs and purchase power, is likely to translate into a lower propensity to spend on luxury good products and potentially impact our business.
Developments in Greater China and other growth and emerging markets may adversely affect our business.
We operate in a number of growth and emerging markets, both directly and through our distribution partners. In particular, a significant proportion of our sales are in the Greater China Region (which for Zegna’s reporting purposes includes the Chinese mainland, Hong Kong S.A.R., Macau S.A.R. and Taiwan), representing 46%, 43% and 35% of our revenue in 2021, 2020 and 2019, respectively, where we have had a direct retail presence since 1991. While demand in these markets has increased in recent years due to sustained economic growth and growth in personal income and wealth, economic growth in these markets may not be sustained in the future. For example, rising geopolitical tensions and potential slowdown in the rate of growth there and in other emerging markets could cause a decline in our sales there, or limit the opportunity for us to increase sales of our products and revenues in those regions in the near term.

Economic and political developments in emerging markets, including economic crises or political instability, have had and could have in the future material adverse effects on our business, results of operations and financial condition. Government actions may also impact the market for luxury goods in these markets, such as tax changes or the active discouragement of luxury purchases. Consumer spending habits in these markets may also change due to other factors that are outside of our control. For instance, starting from the end of August 2021, the President of the People’s Republic of China has repeatedly signaled the government’s intention to regulate excessively high incomes and encourage high-income groups and enterprises to return more to society. While no regulatory action has been taken to date, similar statements by governmental authorities may affect the social acceptability of spending on luxury goods.
Maintaining our position in these growth and emerging markets is a key component of our global strategy. However, initiatives from several global luxury goods manufacturers have increased competitive pressures for luxury goods in several emerging markets. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their sales. Increased competition may result in pricing pressure, reduced margins and our inability to increase or maintain our sales levels, which could have a material adverse effect on our results of operations and financial condition. See also “—
Risk factors relating to the industry in which Zegna operates—The markets in which we operate are highly competitive.
”
Failure to implement our strategy could adversely affect our results of operations.
Our ability to increase our revenues and pursue growth and development objectives depends, in part, upon our success in carrying out our strategic plan. As part of our strategy, we are pursuing, among other things, the successful consolidation of our shift toward luxury leisurewear, the successful design and introduction of new iconic products, the preservation of the exceptional quality we are known for and the use of digital tools to strengthen our processes, attract new customers and retain our existing customer base, and the growth of the Thom Browne brand, which depends on the brand’s positive momentum and successful customer proposition. See “
Item 4—Information on the Company—Strategy.”
Our strategy is premised upon certain assumptions about the global economy and the evolution of demand for luxury goods in various regions of the world in which we operate or seek to operate our competitive position and the ability of our management team to carry out our strategic plan. If we fail to implement our strategic plan, if our assumptions prove to be incorrect or if the geopolitical situation triggers an economic crisis or a conflict situation in the European Union, our ability to increase our revenues and profitability could be affected, which could have a material adverse effect on our business, results of operations and financial condition.
We depend on our manufacturing and logistics facilities, which are subject to disruption.
We operate manufacturing and logistics facilities in Italy, Switzerland and Turkey and logistics facilities in the People’s Republic of China and the United States. These facilities are subject to operational risks, including mechanical and information technology system failure, work stoppage, civil unrest, increases in transportation costs, natural disasters, fire, government imposed shutdowns and disruption to supplies of raw materials. Any interruption of activity in our manufacturing or logistics facilities due to these or other similar events outside of our control could result in disruption to our operations and a reduction in sales, which could have an adverse effect on our business, results of operations and financial condition. See “—
We are subject to risks related to the
COVID-19
pandemic or similar public health crises that may materially and adversely affect our business.
”
We are subject to certain risks related to the sale of our products through our DTC channel and in particular our directly operated stores.
In our distribution model, the DTC channel consists of single branded stores managed directly by us, or DOSs, outlets, concessions within department stores, as well as a directly managed online boutique and other
e-commerce
platforms through which we sell directly to our customers. As of December 31, 2021, we operated 245 Zegna DOSs and 52 Thom Browne DOSs. The DTC channel generated revenues of €851 million in 2021 (or 66% of our consolidated revenues in such period). The risks related to managing currently existing DOSs mainly relate to possible difficulties in renewing the existing lease agreements, an increase in rental charges and a decline in sales.
Our DOSs are all located in properties that we lease from third parties. There is significant competition among retail operators in our industry to obtain commercial spaces in prestigious locations in major cities, towns and resort destinations worldwide. Accordingly, to renew our lease agreements, we may have to compete with other operators, including those in our same industry, some of which have greater economic and financial resources than ours or otherwise more bargaining power. If we are unable to renew our lease agreements with economic terms consistent or more beneficial than those currently applicable, or if we are forced to accept rental charges which are substantially higher than the existing ones, this could have a material adverse effect on our business, results of operations and financial condition.

Our DOSs have a high level of fixed costs, which affect profits from the retail channel. A reduction in sales or a decrease in revenues from the retail channel could, in light of the high level of fixed costs, have a material adverse effect on our business, results of operations and financial condition.
We analyze the performance of each of our DOSs and market trends in order to assess whether to open new DOSs (or move DOSs to a different location), renew existing leases, or close DOSs that are underperforming. If our analysis is inadequate or based on the wrong assumptions, we could select sub-optimal
locations for our stores, or keep or open underperforming stores, which could have a material adverse effect on our business, results of operations and financial condition. In the event we decide to close an underperforming DOS, the terms of the lease may not allow us to terminate the lease without significant penalties (such as payment of rent until the expiry of the contractual term).
In addition, although we have adopted internal policies and training initiatives to ensure that the staff in our DOSs operate in a manner consistent with the image and prestige of our brands, there can be no assurance that such staff will abide by such policies or that inappropriate or illicit behavior by certain employees will not occur. If there is any allegation brought against us as a result of negligence or other impermissible conduct by our DOS staff, we may be exposed to legal or other proceedings or increased public scrutiny, which may result in substantial costs, diversion of resources and management’s attention and potential harm to our reputation.
The operations of our retail channel and DOSs are also subject to risks such as information technology system failure, work stoppage, civil unrest, natural disasters, fire and government imposed shutdowns. Any interruption of activity in our retail channel and DOSs due to these or other similar events out of our control could result in disruption to our operations and a reduction in sales, which could have an adverse effect on our business, results of operations and financial condition.
In the wholesale channel, we are subject to certain risks arising from points of sale operated by third parties, and we are dependent on our local partners to sell our products in certain markets.
In the wholesale channel, we sell our products to franchisees, specialty stores, department stores and online retailers. In the year ended December 31, 2021, revenues attributable to the wholesale channel for the Zegna Branded Products and Thom Browne amounted to €259 million (or 20% of our consolidated revenues in the same period). The loss of existing commercial relationships with our primary wholesale customers, the failure to develop new commercial relationships on economically favorable terms (or at all) or a significant decrease in wholesale channel revenues could have a material adverse effect on our business, results of operation and financial condition. In addition, any failure by retail stores not directly operated by us to manage their stores in a manner consistent with the image and prestige of our brands or in line with any agreed contractual commitments (including in terms of sale prices), or failure by online retailers to comply with consumer protection laws or provide accurate product descriptions, could damage the competitive position and image of our brand, with potential material adverse effects on our business, results of operations and financial condition. See “—
Our business depends on the recognition, integrity and reputation of our brands.”
In certain of the geographic markets in which we operate, the distribution of our products is carried out, sometimes exclusively, through franchising agreements with local operators. Although we generally have not experienced significant problems in the past with such wholesale customers, the loss of one or more important commercial relationships with, or the occurrence of material disagreements with, our distribution partners or a failure to renew or develop commercial relationships on economically favorable terms (or at all) with them could have a material adverse effect on our business, results of operations and financial condition.
Our operations are also subject to the risk of insolvency of our wholesale customers. Despite our efforts to mitigate such risk, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial condition could be materially adversely affected.
Fluctuations in the price or quality of, or disruptions in the availability of, raw materials used in our products could cause us to incur increased costs, disrupt our manufacturing processes or prevent or delay us from meeting our customers’ demands.
We require high quality raw materials in order to produce our products. The market price of the raw materials that we require for our production depends on many factors that are largely out of our control and which are difficult to predict. The primary raw materials we use are yarns (in particular, wool yarns), silk, cotton, linen, cashmere, fabrics and leather. The availability of wool and silk depends on unpredictable factors which are outside our control, including weather conditions in the areas where these raw materials originate (mainly Australia and New Zealand for wool, Greater China and Mongolia for cashmere, Turkey and Egypt for cotton, and Greater China for silk), as well as diseases affecting livestock. We also use rare raw materials, such as vicuna yarns, which are only available in a very limited quantity and subject to strict export and processing regulations, which may change. Possible legislative, political and economic developments, potential social instability or the introduction of export restrictions or tariffs in the countries in which our suppliers operate, or the introduction of import restrictions on products from such countries, could have a negative impact on our procurement activities. These and other factors could affect the availability and price of the raw materials required for our production. For instance, the price of cashmere raised significantly through 2021.

If the supply of such raw materials decreases (including due to shortages or to a decrease in the number of producers or suppliers of raw materials), we may face difficulties in obtaining sufficient supplies of high quality raw materials, and the relevant prices may increase. Thus, we could face supply shortages in the medium term and rising costs of purchasing, which we may be unable to pass on to our customers. In addition, our suppliers could cancel or delay the delivery of raw materials to us, or may fail to provide raw materials that meet our high quality standards. This could delay our manufacturing process or cause us to incur increased costs to obtain raw materials of the quality we require. Any of the foregoing factors could have a material adverse effect on our business, results of operations or financial condition. Suppliers’ actions may also damage our reputation.
We could be adversely affected if we are unable to negotiate, maintain or renew our license agreements with high end third party brands.
We are a party to various agreements with third party brands, as licensee or supplier, and license agreements, as licensor. In particular, we have been acting as licensee for the production and distribution of Tom Ford menswear since 2008 and, upon expiry of the existing license following the completion of the production and distribution activities for the Fall/Winter 2022 collection, we will act as an exclusive supplier for certain Tom Ford products starting from the Spring/Summer 2023 season. We are also supplier of menswear for Dunhill and for Gucci. During the year ended December 31, 2021, we recorded revenues of €75 million from these agreements with third party brands (after eliminations). See “
Item 4—Information on the Company—Brands, Collections and Products—Zegna Segment—Third Party Brands Product Line
” for further information on our business with third party brands. If we were to fail to comply with our obligations under these arrangements (including with respect to required quality standards and timeliness of deliveries), our third party brand partners may terminate, fail to renew or amend in a manner adverse to us the existing arrangements, which may have material adverse consequences on our business, results of operations and financial condition.
We are also party to certain license agreements whereby we grant, for a certain period of time, the use of our brand to third parties for the production of products in adjacent luxury sectors (including fragrances, glasses and sunglasses, cufflinks, and beachwear and underwear). For the year ended December 31, 2021, royalties relating to these arrangements were €4.5 million. If any of these licensees were not to perform their obligations towards Zegna (including by failing to ensure the required quality standards, comply with our directions with respect to distribution channels and after sale services), we may be unable, in a commercially reasonable time, to replace such licensee with another producer capable of ensuring equivalent quality and production standards, or procure its services upon the same or substantially the same financial terms. Our inability to maintain a presence in these adjacent luxury sectors or to provide products in these sectors of a quality comparable to that of our other products may reflect negatively on the reputation and integrity of our brands.
We are also pursuing the negotiations with different brands to enter into co-branding
projects for the design, production and marketing of certain selected co-branded
products, as we did with Maserati, Leica Camera and Fear of God. If we fail to conclude the negotiations in a mutually satisfactory manner for both brands, in particular with respect to the distribution of the co-branded
products and the ownership and protection of the intellectual property rights related to these projects, we may be unable to replace the revenues generated in the past from these collaborations.
If any of the foregoing licensing agreements or agreements or co-branding
projects with third party brands are terminated for any reason, not renewed upon their expiration or renewed but with less favorable terms and conditions, this could have a material adverse effect on our business, results of operations and financial condition.
Our business depends on tourist traffic and demand.
A substantial amount of our sales is generated by customers who purchase products while travelling. Consequently, adverse economic conditions (such as financial crises), global political developments, other social and geopolitical sources of unrest, instability, disorders, riots, civil wars or military conflicts, natural disasters such as fire, floods, blizzards, global pandemics such as the
COVID-19
pandemic and earthquakes or other events, as well as travel restrictions imposed by governments, which result in a shift in travel patterns or a decline in travel volumes, have had in the past, and may have in the future, an adverse effect on our business, results of operations and financial condition. See also “—
We are subject to risks related to the
COVID-19
pandemic or similar public health crises that may materially and adversely affect our business.
”, “—
Global economic conditions and macro events may adversely affect us.
” and “—
The conflict in Ukraine and sanctions imposed onto Russia may adversely affect our business.
”

Our business success depends on certain key personnel.
The performance of our business depends significantly on the efforts and abilities of some key senior personnel, including without being limited to our Chairperson and Chief Executive Officer, Mr. Ermenegildo Zegna. Such key personnel have substantial experience and expertise in the luxury goods business and have made significant contributions to the success of our business.
If such key personnel were to leave us abruptly, or become otherwise unable or unwilling to continue in their roles, we may not be able to replace them in a timely fashion. The failure to retain or replace such key personnel with other skilled personnel capable of integrating into our operations efficiently could lead to delays in the development of collections, inefficiencies in management of our business, and, accordingly, could have a material adverse effect on our business, results of operations and financial condition.
We depend on highly specialized craftsmanship and skills.
One of the distinguishing features of certain of our products is the highly specialized craftsmanship involved in their manufacturing, which is also a result of the experience that our specialized employees have acquired over the course of the years.
Although we try to preserve these craftsmanship skills and ensure that they are passed on to the next generations, the number of our specialized employees may decrease in the future and their craftsmanship skills may no longer be readily available. If this were to occur, it could affect our ability to ensure the distinctive quality of certain of our products in the future, which in turn could have a material adverse effect on our business, results of operations and financial condition.
We depend on the protection of our intellectual property rights.
We believe that our intellectual property is essential to the success of our products and to our competitive position. We dedicate significant resources to the protection of our intellectual property assets (including trademarks, designs, production processes and technologies, utility patents and other distinctive marks) in the jurisdictions in which we operate. There can be no assurance, however, that we will succeed in protecting our intellectual property rights.
With respect to patents in particular, patent rights do not prevent our competitors from developing products that are substantially equivalent to or better than our products, while not infringing our intellectual property rights. Moreover, any actions we take to establish and protect our patents, trademarks and other intellectual property rights may not be adequate to prevent counterfeiting, imitation of our products by competitors or other third parties or to prevent these persons from asserting rights in, or ownership of, our brand trademarks and other intellectual property rights. We may therefore be forced to spend significant resources to defend our intellectual property from infringement or from third party claims. In addition, should third parties register intellectual property rights which overlap with ours, or should we attempt to enter new markets where third parties have registered intellectual property rights which are similar to those which we would wish to register, we may be constrained from developing our business in such markets. Moreover, changes in law or adverse judicial or administrative judgments could deprive us of the ownership or use of one or more of our intellectual property rights, which could require us to grant licenses to or to obtain licenses from third parties, to pay damages or to cease production of certain merchandise benefiting from such rights. Each of the above could have a material adverse effect on our business, results of operations and financial condition.
Third parties could make claims or bring legal action against us for an alleged infringement of such third parties’ intellectual property rights. As a result, we may be required to discontinue the sale of certain products, pay damages, incur licensing costs, modify our production processes and/or products, or have the scope or validity of our intellectual property rights determined in court in order to be authorized to sell such products. For instance, on June 28, 2021 adidas commenced an action against Thom Browne, Inc. in the Southern District of New York, for, among others, trademark infringement, unfair competition, dilution and various state claims, in connection with the use of Thom Browne’s five color grosgrain ribbon and the four bands on sleeves and pants on its sporting goods, sportswear and athletic wear, allegedly infringing the three stripe marks of adidas. As the discovery phase of the trial progresses, Thom Browne, Inc. filed a motion to dismiss adidas’s claims, which remains pending. Thereafter, Thom Browne, Inc. has also initiated cancellation proceedings against a number of adidas marks registered in the European Union, alleging that the marks lack distinction. The parties have submitted various pleadings in such proceedings, which remain pending. Thom Browne intends to vigorously defend its position in these proceedings. This or any other such events may entail significant losses in addition to legal costs, with possible adverse effects on our business, results of operations and financial condition.

A disruption in our information technology, including as a result of cybercrimes, could compromise confidential and sensitive information.
We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, human error, interruption to power supply, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to operate. Our ability to keep our business operating effectively depends on the functional and efficient operation by us and our third party service providers of our information, data processing and telecommunications systems, including our product design, manufacturing, distribution, sales and marketing, billing and payment systems. We rely on these systems to enable a number of business processes and help us make a variety of day-to-day
business decisions as well as to track operations, billings, payments and inventory. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, connection interruption, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency, with the consequence that such cyber incidents may remain undetected. For any of these reasons, we may experience system malfunctions or interruptions. For example, in August 2021 we were subject to a ransomware attack that impacted the majority of our IT systems. As we refused to engage in discussions relating to the payment of the ransom, the responsible parties published certain accounting materials extracted from our IT systems. We publicly announced the IT systems breach and gradually restored our IT systems from secure back up servers during the weeks following the breach. Although our systems are diversified, including multiple server locations, third party cloud providers and a range of software applications for different regions and functions, and we periodically assess and implement actions to ameliorate risks to our systems, a significant or large scale malfunction or interruption of our systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our customers. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, results of operations and financial condition. In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our customers and our employees. Any unauthorized access to our information systems may compromise the privacy of such data and expose us to claims as well as reputational damage. Ultimately, any significant violation of the integrity of our data security could have a material adverse effect on our business, results of operations and financial condition. See “—
We are exposed to the risk that personal information of our customers, employees and other parties collected in the course of our operations may be damaged, lost, stolen, divulged or processed for unauthorized purposes.
” Our recently acquired businesses may use different information technology and data processing systems than those used at a broader group level, which could make it more complex to prevent or timely address any of the foregoing events.
We are exposed to the risk that personal information of our customers, employees and other parties collected in the course of our operations may be damaged, lost, stolen, divulged or processed for unauthorized purposes.
In carrying out our business, we collect, store and process personal data of our customers, employees and other parties with whom we deal, including data we gather for product development and marketing purposes. Therefore we are subject to a variety of strict and ever-changing data protection and privacy laws on a global basis, including the EU General Data Protection Regulation.
We are exposed to the risk that personal data we store and use may be damaged or lost, stolen, divulged or processed for unauthorized purposes by the individuals responsible for data management or by unauthorized individuals (including third parties and Zegna employees). The destruction, damage to or loss of personal data, as well as its theft, unauthorized processing or dissemination, could significantly impair our reputation and impact our operations; it could also lead to governmental investigations and the imposition of fines by competent authorities, with possible adverse effects on our business, results of operations and financial condition. See also “—
A disruption in our information technology, including as a result of cybercrimes, could compromise confidential and sensitive information.
”
We are subject to certain risks related to related party transactions.
We have engaged, and continue to engage, in relationships of a commercial nature with related parties. These relationships consist mainly in the provision of industrial services, financial guarantees, the purchase of raw materials, as well as an interest-bearing loan, and certain contributions to Fondazione Zegna. In addition, in connection with the Demerger, certain of our formerly intercompany lease agreements for the lease of real estate properties have become related party transactions, since we continue to rent those properties from our former subsidiaries demerged prior to the closing of the Business Combination. See “
Item 7.B—Related Party Transactions.
”
We believe that the terms and conditions of our transactions with related parties are at arm’s length and on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. However, there can be no assurance that if such transactions had been concluded between or with third parties, such parties would have negotiated or entered into agreements or carried out such transactions under the same or substantially similar terms and conditions. In addition, there is no assurance that we will be able to renew these agreements at the end of their term at the same terms and conditions.

We are exposed to currency related risks.
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency exchange rates. In particular, changes in exchange rates between the Euro and the main foreign currencies in which we operate affect our revenues and results of operations. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those related to purchases or production activities. In particular, we incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro (mainly in Chinese Renminbi, U.S. Dollars, Japanese Yen, Canadian Dollar and British Pound). Therefore, our results may be adversely affected if these currencies depreciate against the Euro. Such risk is heightened given the extended time period between the moment when the sale prices of a collection are set and the moment when revenues are converted into Euro, which may extend up to 18 months. In addition, foreign exchange fluctuations might also negatively affect the relative purchasing power of our clients, which could also have an adverse effect on our results of operations. See “
Item 5—Operating and Financial Review and Prospects—Trends, Uncertainties and Opportunities.
”
Exchange rate fluctuation may also adversely affect our competitive position as compared to other operators in the luxury goods market, who may incur costs in other currencies with more favorable exchange rates relative to the currencies of our principal markets.
In the Zegna segment, we have historically sought to manage risks associated with fluctuations in currency through financial hedging instruments, mainly forward contracts for the sale of foreign currencies; we are gradually implementing similar policies also in the Thom Browne segment. However, there can be no assurance that we will be able to hedge currency related risks successfully, and our business, results of operations and financial condition could nevertheless be adversely affected by fluctuations in market rates, particularly if such fluctuations are extended over time.
In addition, because the Euro is the functional currency used in our consolidated financial statements, fluctuations in exchange rates used to translate figures in our subsidiaries’ financial statements that were originally expressed in a foreign currency could have a significant impact on results, net financial indebtedness, and consolidated net shareholders’ equity as expressed in Euro in our consolidated financial statements.
We are exposed to risks relating to fluctuations in interest rates and other market risks.
We have entered into Euro-denominated financing agreements providing for a floating interest rate. As of December 31, 2021, floating rate loans represented approximately 66% of our total borrowings, for a financed amount of approximately €418 million. Although we have entered into derivative financial instruments to hedge our exposure to interest rate risk, an increase in interest rates during the term of such financing agreements, which would result in higher interest payments thereunder, could have a material adverse effect on our business, results of operations and financial condition.
As of December 31, 2021, we had approximately €334 million of other current financial assets invested in listed and unlisted financial instruments. We do not enter into investments for trading or speculative purposes. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk of loss. In connection with our investment activities, we may be exposed to market risk,
i.e.
the risk of loss related to changes in market prices, volatility, counterparty and liquidity of financial instruments, which could have a material adverse effect on our business, results of operations and financial condition.
Risk factors relating to the industry in which Zegna operates
The markets in which we operate are highly competitive.
The markets for our products are characterized by high levels of competition and the presence of a number of established operators and new entrants, some of which have significant financial resources or well- known and fashionable brands. To succeed, we must interpret and anticipate the tastes, preferences and lifestyles of our customers and anticipate changes in those tastes, preferences and lifestyles, as well as identify fashion and luxury market trends, while producing high quality, desirable luxury products. Our competitors may be more successful in interpreting market trends or may be able to produce their products at lower costs. Our failure to compete effectively in our chosen markets, including through a failure to identify and respond to new and changing trends and consumer preferences, could have a material adverse effect on our business, results of operations and financial condition.

Global economic conditions and macro events may adversely affect us.
Our sales volumes and revenues may be affected by overall general economic conditions within the different countries in which we operate. Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth impacting client demand, particularly for luxury goods, which may negatively impact our profitability and put downward pressure on our prices and volumes. Furthermore, during recessionary periods, social acceptability of luxury purchases may decrease and higher taxes may be more likely to be imposed on certain luxury goods including our products, which may affect our sales.
We sell our products throughout the world. In particular, we conduct our business in EMEA, North and Latin America and APAC. Our presence in various international markets exposes us to the risks connected, among other things, with the geopolitical and macroeconomic conditions of the countries in which we operate. Sales could be affected by various events, such as, for example, market instability, terrorism, war, natural disasters or socio-political upheavals. In particular, the majority of our current sales are in Greater China and the United States. Therefore, slowing economic conditions in those countries may adversely affect our revenues in that region. See also “—
Developments in Greater China and other growth and emerging markets may adversely affect our business.
” and “—
The conflict in Ukraine and sanctions imposed onto Russia may adversely affect our business.
”
If these events, which are difficult to predict, occur, this could have an adverse effect on the demand for luxury goods in a specific country or could cause a contraction in tourist flow, and may have a material adverse effect on our business, results of operations and financial condition.
Significant inflation could adversely affect our results of operations and financial condition.
Economies around the world have generally seen significant inflationary pressures in 2021 and continuing in 2022. For instance, in early 2022 we assisted to a significant increase in the price of energy. If inflation continues to increase or maintain above levels seen in recent years, we could face further increases in costs for raw materials, energy costs, labor costs or other production costs, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers, or successfully implement other mitigating actions. The foregoing could reduce our profit margins, with a material adverse effect on our results of operations and financial condition. Additionally, many central banks have increased, or are considering to increase, interest rates as a result of the recent inflation, which in turn may increase our borrowing costs.
In addition, significant increases in the costs of other products required by consumers, as well as a raise in interest rates may affect consumer spending power and result in overall reduced spending.
We are subject to legal and regulatory risk.
We are required to comply with the laws and regulations applying to our products and operations in the various jurisdictions in which we operate, particularly in relation to the protection of intellectual property rights, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection, limits on cash payments, worker health and safety and the environment. New legislation (or amendments to existing legislation) may require us to adopt stricter standards, which could lead to increased costs for adapting product characteristics or limit our operations, and this may have a material adverse effect on our business, results of operations and financial condition. We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, and other anti-bribery, anti-corruption and anti-money laundering laws in the countries in which we conduct activities. We and our distribution partners may have direct or indirect interactions with officials and employees of government agencies or state owned or affiliated entities and other third parties where we may be held liable for corrupt or other illegal activities, even if we do not explicitly authorize them. We are also subject to sanctions legislation, which may lead to commercial and economic sanctions, prohibitions and other restrictive measures imposed by the different authorities and governments involved, including the European Union, the United States, the United Nations and other international organizations. From time to time, we may conduct some limited activities in countries subject to sanctions or other restrictive measures. While we believe that our activities are in compliance with the applicable laws and sanctions legislation, including embargoes, we cannot exclude the possibility that we or our distribution partners may violate such laws. Any violation of the foregoing laws could lead to regulatory and/or judicial proceedings and sanctions (including civil penalties, denial of export privileges, injunctions, asset seizures and revocations or restrictions of licenses, as well as criminal fines and imprisonment), which may have a material adverse effect on our reputation, business, results of operations and financial condition.
We are subject to risks associated with climate change and other environmental impacts and increased focus by stakeholders on environment, social and governance matters.
Our business is subject to risks associated with climate change, including in particular disruption to our supply chain, which may impact the production and distribution of our products and availability and price of raw materials. Increased frequency and intensity of weather events (including storms and floods) due to climate change could also lead to more frequent store closures and/or lost sales as customers prioritize basic needs.

There is also increased focus from our stakeholders, including consumers, employees and investors, on corporate responsibility (including environment, social and governance (“
ESG
”)) matters. We plan to announce in the near future our sustainability strategy and ESG goals. There can be no assurance that our stakeholders will agree with our strategy or will be satisfied with our disclosure, or that we will be successful in achieving our goals. If our ESG practices do not meet our stakeholders’ expectations and standards, or if we fail (or are perceived to fail) to implement our strategy or achieve our goals, our reputation could be damaged, causing our investors or consumers to lose confidence in us and our brands, negatively impacting our employee retention and our business, or having a negative effect on our sales and results of operations. In addition, implementing our ESG strategy and pursuing our ESG goals might involve higher than expected costs and investments which might adversely affect our results of operations.
Risk factors relating to Tax Matters
Changes in tax, tariff or fiscal policies could adversely affect demand for our products.
Imposition of any additional taxes and levies on our products could adversely affect the demand for our products and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments, or import or tariff policies, could also adversely affect our results of operations. Considerable uncertainty surrounds the introduction and scope of tariffs by countries around the world, as well as the potential for trade actions, and the imposition of tariffs and trade restrictions as a result of international trade disputes or changes in trade policies may adversely affect our sales and profitability. The occurrence of any the above may have a material adverse effect on our business, results of operations and financial condition.
Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.
Our business is subject to various taxes in different jurisdictions (mainly Italy), which include, among others, the Italian corporate income tax (“
IRES
”), regional trade tax (“
IRAP
”), value added tax (“
VAT
”), excise duty, registration tax and other indirect taxes. We are exposed to the risk that our overall tax burden may increase in the future.
Changes in tax laws or regulations, or in the position of the relevant Italian and non-Italian
authorities regarding the application, administration or interpretation of these laws or regulations, particularly if applied retrospectively, could have a material adverse effect on our business, results of operations and financial condition. These changes include the introduction of a global minimum tax at a rate of 15% under the
Two-Pillar
Solution to Address the Tax Challenges of the Digitalisation of the Economy, agreed upon by over 130 jurisdictions under the Organisation for Economic
Co-operation
and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting and to be implemented in 2023.
In addition, tax laws are complex and subject to subjective valuations and interpretive decisions, and we periodically may be subject to tax audits aimed at assessing our compliance with direct and indirect taxes. The tax authorities may not agree with our interpretations of, or the positions we have taken or intend to take on, tax laws applicable to our ordinary activities and extraordinary transactions. In case of challenges by the tax authorities to our interpretations, we could face long tax proceedings that could result in the payment of additional tax and penalties, with potential material adverse effects on our business, results of operations and financial condition.
Passive Foreign Investment Company tax considerations for US holders
Shares of our stock would be stock of a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes with respect to a U.S. holder if for any taxable year in which such U.S. holder held shares of our stock, after the application of applicable “look-through rules” (i) 75 percent or more of our gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50 percent of our assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of “passive income.” U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

While we believe that shares of our stock are not stock of a PFIC for U.S. federal income tax purposes, this conclusion is based on a factual determination made annually and thus is subject to change. Moreover, our common shares may become stock of a PFIC in future taxable years if there were to be changes in our assets, income or operations. For further discussion, see “
Item 10.E—Taxation
—
Material United States Federal Income Tax Considerations
—
Passive Foreign Investment Company Rules
.”
We intend to be treated exclusively as a resident of the Republic of Italy for tax purposes, but Dutch or other tax authorities may seek to treat us as a tax resident of another jurisdiction as a result of which we could be subject to increased and/or different taxes.
As a result of the Conversion into a Dutch limited liability company (
naamloze vennootschap
) we are deemed tax resident in the Netherlands for purposes of the Dutch Dividend Withholding Tax Act 1965 (
Wet op de dividendbelasting 1965
) and the Dutch Corporate Income Tax Act 1969 (
Wet op de vennootschapsbelasting 1969
). However, we intend to maintain our management and organizational structure in such a manner that (i) our place of effective management would be in Italy and we should be regarded as a tax resident of Italy for Italian domestic law purposes; (ii) we should be considered to be exclusively tax resident in Italy for purposes of the applicable tax treaties, including the Convention between the Kingdom of the Netherlands and the Republic of Italy for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the “
Italy-Netherlands Tax Treaty
”); and (iii) we should not be regarded as a tax resident of any jurisdiction other than Italy or the Netherlands either for purposes of the domestic tax laws of such jurisdiction or for the purposes of any applicable tax treaty. However, the determination of our tax residency depends primarily upon our place of effective management, which is largely a question of fact, based on all relevant circumstances. Therefore, no assurance can be given regarding the final determination of our tax residency by tax authorities. In addition, changes to applicable laws and income tax treaties, including a change to the provisional reservation made by Italy under the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “
MLI
”) made at the time of signing the MLI with respect to Article 4 (Dual Resident Entities) of the MLI, or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), may have a bearing on the determination of our tax residency and the consequent tax treatment.
If the competent tax authorities of a jurisdiction other than Italy, including the Netherlands, take the position that we should be treated as (exclusively) tax resident of that jurisdiction for purposes of an applicable tax treaty, we would be subject to corporation tax and all distributions made by us to our shareholders would be subject to any applicable dividend withholding tax in such other jurisdiction(s) as well as in Italy. To resolve any dual tax residency issue, we may have access to a mutual agreement procedure and/or dispute resolution mechanisms under an applicable tax treaty and the dispute resolution mechanism under the EU Arbitration Directive (if it is an EU jurisdiction), or we could submit our case for judicial review by the relevant courts. These procedures would require substantial time, costs and efforts, and it is not certain that double taxation issues can be resolved in all circumstances.
If we pay dividends, we may need to withhold tax on such dividends payable to our shareholders in both Italy and the Netherlands.
As a result of the Conversion into a Dutch limited liability company (
naamloze vennootschap
), but with our place of effective management in Italy (and not in the Netherlands), our dividends are generally subject to Italian dividend withholding tax. However, Dutch dividend withholding tax, in addition to Italian withholding tax, will be required to be withheld from dividends if and when paid to Dutch resident shareholders (and non-Dutch
resident shareholders that have a permanent establishment in the Netherlands to which their shareholding is attributable). We will be required to identify our shareholders in order to assess whether there are Dutch residents (or non-Dutch
residents with a permanent establishment to which the shares are attributable) in respect of which Dutch dividend withholding tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders cannot be assessed upon a payment of dividend, withholding of both Italian and Dutch dividend withholding tax from such dividend may occur. Our non-Dutch
resident shareholders may apply for a refund of Dutch dividend withholding tax, if withheld on the distribution. For further discussion, see “
Item 10.E—Taxation
—
Material Dutch Tax Considerations—Zegna Shares and Warrants
—
Withholding Tax
.”
The consequences of the loyalty voting program are uncertain.
No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposition of Zegna Special Voting Shares under the Zegna loyalty voting program implemented in connection with the Business Combination should be treated for Italian or U.S. tax purposes and, as a result, the tax consequences in those jurisdictions are uncertain.
The fair market value of the Zegna Special Voting Shares, which may be relevant for tax purposes, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, the Zegna Special Voting Shares will not be transferable (other than, in very limited circumstances, together with the associated Ordinary Shares) and a shareholder will receive amounts in respect of the Zegna Special Voting Shares only if Zegna is liquidated, we expect to take the position that the fair market value of each Zegna Special Voting Share is minimal. However, the relevant tax authorities could assert that the value of the Zegna Special Voting Shares as determined by Zegna is incorrect.

The tax treatment of the loyalty voting program implemented in connection with Business Combination is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of Zegna Special Voting Shares. See “
Item 10.E—Taxation—Material United States Federal Income Tax Considerations
—
Loyalty Voting Program and Zegna Special Voting Shares
” for further discussion.
We benefit or seek to benefit from certain special tax regimes, which may not be available in the future.
We currently calculate taxes due in Italy based, among other things, on certain tax incentives recognized by Italian tax regulations for research and development expenses. In the past we have received tax benefit for research and development expenses in 2017.
In addition, we benefit from the measures introduced in Italy by art. 110 of Law Decree no. 104/2020, converted into Law no. 126/2020, which re-opened
the voluntary
step-up
of tangible assets, with the application of a 3% substitutive tax rate.
Furthermore, Italian Law no. 190/2014, as subsequently amended and supplemented, introduced an optional Patent Box regime in the Italian tax system. The Patent Box regime is a tax exemption related to, among others, the use of intellectual property assets. Business income derived from the use of each qualified intangible asset is partially exempted from taxation for both IRES and IRAP purposes. We have applied the Patent Box tax regime for the period from 2015 to 2019 (renewal is pending), in line with applicable tax regulations in Italy. The amount of the related tax benefits that we have received from the tax regime remains subject to limited uncertainty.
The old Patent Box regime has been recently revised. The current one does not provide anymore for a partial exemption of the business income derived from the use of qualified intangible assets. Differently, under the new regime, the amount of qualifying expenses, relevant for both IRES and IRAP purposes, is increased by 110%. Specific rules regulate the transion from the old Patent box to the new one.
Special tax regimes and tax incentives may allow us to mitigate our tax burden in Italy. Significant changes in regulations or interpretation thereof might adversely affect the availability of such exemptions and result in higher tax charges, which may result in a material adverse effect on our business, results of operations and financial condition.
We are subject to risks related to the complexity and uncertainty in interpretation of transfer pricing rules.
We operate in over 80 countries worldwide with integrated industrial, commercial, stylist and communication functions, trademarks used in different jurisdictions and are subject to taxation in Italy and in other foreign countries in which our subsidiaries are located. Within Zegna, transactions between related parties located in different countries are carried out in the ordinary course of business and are mainly related to the purchase and sale of goods and the provision of services.
These transactions are subject to transfer pricing rules defined globally by the Organization for Economic and
Co-operation
and Development (“
OECD
”) and local tax laws. In this respect, our intercompany prices are set up consistently with the guidance provided by the OECD Transfer Pricing Guidelines and we and our subsidiaries prepare specific transfer pricing documentation with respect to such transactions.
Although we believe that our transfer pricing is correct, due to the complexity of these rules and the uncertainties in their interpretation, the tax authorities might challenge the prices of certain of our intercompany transactions and propose transfer pricing adjustments. Consequently, such adjustments may increase the related taxes and impose penalties and late payment interests, which may result in a material adverse effect on our business, results of operations and financial condition.
Risk factors relating to holding our Ordinary Shares and Warrants
An active and liquid trading market for our Ordinary Shares may not develop, the market price may be volatile and investors may suffer a loss.
Prior to the Business Combination, there has been no public market for the shares of Zegna. Our shares were listed on the NYSE on December 20, 2021. However, there can be no assurance that an active and liquid trading market for our Ordinary Shares will be maintained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The actual market price of the Ordinary Shares may fluctuate because of several factors, including those described in this “
Item 3.D—Risk Factors,
” may not reflect our actual operating performance and may be lower than the price investors paid to purchase the Ordinary Shares.

Substantial sales of the Ordinary Shares and/or Warrants could cause the price of such securities to decline.
Following the Business Combination, the Zegna Initial Shareholders and the IIAC Initial Shareholders are subject to restrictions on share sales for certain periods of time, but will be free to sell once those restrictions expire. See “
Item 10.B—Memorandum and Articles of Association—Registration Rights and
Lock-Up
Arrangements
”. In addition, certain Insider PIPE Subscribers are subject to restrictions in connection with the sale of the Ordinary Shares they purchased in the PIPE Financing. The other shareholders, which own the minority of Ordinary Shares following the Business Combination, are not subject to any resale restrictions. A sale of a significant number of Ordinary Shares or Warrants, or the anticipation by the market of a possible sale, particularly sales of Ordinary Shares on the part of any of the shareholders subject to lock-up
obligations, following expiration of the
lock-up,
could have the effect of depressing the market price for such securities.
The exercise of our Warrants would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
As of December 31, 2021, we had 13,416,667 Public Warrants and 6,700,000 Private Placement Warrants outstanding. To the extent our Warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the holders of Ordinary Shares and potentially increase the number of shares eligible for resale in the public market. Sales of substantial numbers of Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares and Warrants. See “—
Substantial sales of the Ordinary Shares and/or Warrants could cause the price of such securities to decline
”.
The price of the Ordinary Shares and Warrants may be volatile.
The price of Ordinary Shares and Warrants may fluctuate due to a variety of factors, including:

•	changes in the industries in which we and our customers operate;

•	variations in our operating performance and the performance of our competitors in general;

•	material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy;

•	actual or anticipated fluctuations in our annual or interim operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of Ordinary Shares available for public sale;

•
general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism; and

•	the other factors described in this “ Item 3.D—Risk Factors ”.
These market and industry factors may materially reduce the market price of Ordinary Shares and Warrants regardless of our operating performance.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our shares.
Securities research analysts may establish and publish their own periodic projections for Zegna. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline.
The loyalty voting program may affect the liquidity of the Ordinary Shares and reduce share price.
The implementation of Zegna’s loyalty voting program could reduce the trading liquidity and adversely affect the trading prices of the Ordinary Shares. The loyalty voting program is intended to reward shareholders for maintaining long-term share ownership by granting persons holding Ordinary Shares continuously for at least two years the option to elect to receive Zegna Special Voting Shares. Zegna Special Voting Shares cannot be transferred (except in very limited circumstances) and, if Ordinary Shares participating in the loyalty voting program are transferred they must be deregistered from the Loyalty Register and any corresponding Zegna Special Voting Shares transferred to us for no consideration (
om niet
). This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by shareholders that may be interested in participating in the loyalty voting program. Therefore, the loyalty voting program may reduce liquidity in Ordinary Shares and adversely affect their trading price.
Our majority shareholders exercise control over Zegna, which may limit other shareholders’ ability to influence corporate matters and could delay or prevent a change in corporate control. The interests of our majority shareholders may differ from those of our other shareholders.
As of March 30, 2022, Monterubello held approximately 61.8% of the Ordinary Shares issued and outstanding. Please see “
Item 7.A—Major Shareholders.
” As a result, Monterubello is able to influence our management and affairs and control the outcome of matters submitted to our shareholder meetings for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. In addition, the loyalty voting program established by the Zegna Articles of Association may make it more difficult for a third party to acquire, or attempt to acquire, control of Zegna, even if a change of control were considered favorably by shareholders holding a majority of Ordinary Shares. As a result of Monturubello’s ownership and the loyalty voting program, a relatively large proportion of the voting power in Zegna could be concentrated in a relatively small number of shareholders who would have significant influence over Zegna. Monterubello and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit Zegna’s shareholders, which may also prevent or discourage shareholder initiatives aimed at changing Zegna’s management or strategy or otherwise exerting influence over Zegna. In addition, Monterubello will exercise its voting power in its own interest, which may not be in line or even be in conflict with the interests of the remaining shareholders.
We incurred and will incur significant costs in connection with the Business Combination.
We have incurred and expect to incur significant costs in connection with consummation of the Business Combination and the transition to becoming a public company. These costs may have an adverse impact on our results of operations. We cannot provide assurance that the benefits of the Business Combination will offset the incremental transaction costs in the near term, if at all.
Zegna is a Dutch public company with limited liability, and its shareholders may have rights different to those of shareholders of companies organized in the United States.
The rights of the shareholders of Zegna may be different from the rights of shareholders of companies governed by the laws of U.S. jurisdictions. Zegna is a Dutch public company with limited liability (
naamloze
vennootschap
). Its corporate affairs are governed by the Zegna Articles of Association, the Zegna Board Regulations and Dutch law. The rights of Zegna’s shareholders and the responsibilities of members of the Zegna Board may be different from the rights of shareholders and the responsibilities of members of board of directors of companies governed by the laws of other jurisdictions including the United States. The responsibilities of the Zegna Executive Directors and Zegna
Non-Executive
Directors may be different from the rights and obligations of board members in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the Zegna Board is required by Dutch law to consider Zegna’s interests and the interests of its shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties have interests that are different from, or in addition to, the interests of shareholders. There can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors.

Zegna is a “foreign private issuer” under the rules and regulations of the SEC and, thus, is exempt from a number of rules under the Exchange Act and permitted to file less information with the SEC than a company incorporated in the United States.
As a “foreign private issuer” Zegna is exempt from rules under the Exchange Act, that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Ordinary Shares. Moreover, Zegna is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning Zegna than there is for U.S. public companies.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the NYSE. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs compared to the pre-Business
Combination period, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act (“
Section
 404
”) will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form
20-F,
which we expect to file in 2023 with respect to the fiscal year ending December 31, 2022. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations and financial condition.
We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we are unable to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations, which may adversely affect our business and the price of our securities.
Before we became a public company in December 2021, in connection with the audits of our consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, our management and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified primarily related to: (i) the absence of sufficient resources in the accounting department with appropriate IFRS competencies and SEC reporting experience to provide accurate information in a timely manner; (ii) the lack of an effective risk assessment process to identify and communicate appropriate objectives and fraud, and to identify and assess changes in the business that could affect our system of internal controls; (iii) the inability to generate and provide quality information and communication necessary to support the functioning of internal control (iv) the lack of monitoring controls to ascertain whether the components of internal control are present and functioning as intended; (v) the insufficient design and implementation of effective control activities, including proper segregation of duties and general information technology controls, across substantially all financial statement account balances and disclosures and (vi) the lack of adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the consolidated financial statements.
As a consequence of these material weaknesses, accounting errors were identified in our annual consolidated financial statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020, which errors primarily related to the application of accounting judgements on complex transactions concerning business combinations, impairment, fair value estimate, classification of financial instruments and classification of tax receivables and liabilities. The principal accounts concerned are goodwill, intangible assets, right of use, property, plant and equipment, inventories, other current financial assets, tax receivables and tax liabilities, cash and cash equivalents, derivative financial instruments, deferred taxes, depreciation, amortization and impairment of assets and financial income and expenses, which have been restated as included in this report. These material weaknesses could result in a misstatement of our accounts or disclosures, which may result in a material misstatement in our annual or interim consolidated financial statements that would not be prevented or detected.
We are not currently required to make a formal assessment of the effectiveness of our internal control over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act. Beginning with our second annual report on Form
20-F
filed with the SEC (which is expected to be the annual report for the year ending December 31, 2022) we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting and our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting.
Subsequent to the evaluation made in connection with filing our Registration Statement on Form
F-4
we have begun implementing a remediation plan designed to address these material weaknesses and other existing deficiencies, and ensure the intended execution of our Sarbanes-Oxley Act compliance program. As part of this remediation plan, and together with external advisor with expertise in these matters as appropriate, we are focusing on the following areas: (i) performing our risk assessment and scoping to identify relevant controls that will be designed, implemented, and tested by management, (ii) establishing compliant risk and control matrices for applicable processes across our markets, (iii) designing and/or reassessing existing entity-level controls and general information technology controls and, as necessary, implementing enhancements to such controls to improve the effectiveness of the internal control system and our internal control over financial reporting, (iv) implementing appropriate monitoring activities and procedures over internal control and financial reporting, (v) reinforcing of the composition of Finance, Internal Audit and other departments and (vi) providing relevant training over internal controls and financial reporting processes. As our remediation activities remain ongoing, we cannot conclude that these measures fully address the material weaknesses identified in our internal control over financial reporting for the preparation of our consolidated financial statements as of and for the year ended December 31, 2021.
We cannot assure that the measures that we are implementing will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.
If we are unable to remediate the material weaknesses we have identified, or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements, which may subject us to adverse regulatory consequences and adversely affect investor confidence in us and, as a result, the price of our securities and our ability to access the capital markets in the future.
The Warrants are accounted for as liabilities and the changes in value of the Warrants could have a material effect on our financial results.
In accordance with IAS 32 – Financial Instruments: Presentation the 13,416,667 Public Warrants and 6,700,000 Private Placement Warrants are classified as derivative financial liabilities and are measured at fair value, with changes in fair value each period reported in profit and loss.
IAS 32 provides for the remeasurement of the fair value of such liabilities at each balance sheet date, with a resulting non-cash
gain or loss related to the change in the fair value being recognized in earnings in the statement of profit and loss. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate periodically, based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash
gains or losses on the Warrants each reporting period and that the amount of such gains or losses could be material. Management measured the Public Warrants at fair value by using the Euro equivalent of the closing price of such warrants on the NYSE. Management estimated the fair value of the Private Placement Warrants by Monte Carlo simulation model, using as key inputs the Company’s share price, risk-free rate, implied Public Warrant volatility, the Warrants’ maturity, and the Public Warrants’ market price.

Zegna’s ability to pay dividends may be limited and the level of future dividends is subject to change.
Payment of dividends on Zegna’s shares in the future will be subject to business conditions, financial conditions, earnings, cash balances, commitments, strategic plans and other factors that the Zegna Board may deem relevant at the time it recommends approval of the dividend. Any dividend policy, once adopted, will be subject to change based on changes in statutory requirements, market trends, strategic developments, capital requirements and a number of other factors. In addition, under the Zegna Articles of Association and Dutch law, dividends may be declared on the Ordinary Shares only if the amount of equity exceeds the paid up and called up capital plus the reserves that have to be maintained pursuant to Dutch law or the Zegna Articles of Association. Further, even if Zegna is permitted under the Zegna Articles of Association and Dutch law to pay cash dividends on its shares, it may not have sufficient cash to pay dividends in cash on its shares. Zegna is a holding company and its operations are carried out through its subsidiaries. As a result, Zegna’s ability to pay dividends will primarily depend on the ability of its subsidiaries to generate earnings and to provide Zegna with the necessary financial resources.
The Warrant Agreement and the New Warrant Agreement designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us.
Our Warrant Agreement and New Warrant Agreement provide that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to such agreements, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
Notwithstanding the foregoing, these provisions do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our Warrant Agreement and New Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement or the New Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “
foreign action
”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “
enforcement action
”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.
This
choice-of-forum
provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Warrant Agreement or New Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.
You may only be able to exercise your Warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer Ordinary Shares from such exercise than if you were to exercise such warrants for cash.
The Warrant Agreement and, with respect to Warrants not then held by the IIAC Sponsor or its permitted transferees, the New Warrant Agreement provide that in the following circumstances holders of Warrants who seek to exercise their warrants will not be permitted to do it for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: if we have so elected and the Ordinary Shares are at the time of any exercise of such Warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act. Additionally, holders of Warrants may only be able to exercise their Warrants on a cashless basis in accordance with Section 3(a)(9) of the Securities Act if there is no effective registration statement covering the issuance of Ordinary Shares issuable upon exercise of the Warrants. If you exercise your Warrants on a cashless basis in any of the foregoing circumstances, you will pay the warrant exercise price by surrendering all of the Warrants for that number of Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the “fair market value” (as defined in the next sentence) of our Ordinary Shares over the exercise price of the Warrants by (y) the fair market value and (B) 0.361. The “fair market value” is the volume-weighted average price of the Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent. As a result, you would receive fewer Ordinary Shares from such exercise than if you were to exercise such Warrants for cash.

Risks for any holders of Public Warrants
We may redeem your Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby significantly impairing the value of such warrants. We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that: (i) the closing price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions,
share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrantholders and (ii) there is an effective registration statement under the Securities Act covering the issuance of Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto is available throughout the
30-day
redemption period. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.
In addition, we have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the closing price of the Ordinary Shares equals or exceeds $10.00 per share (as adjusted for share sub-divisions,
share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrantholders. In such a case, the holders will be able to exercise their Public Warrants on a “cashless basis” prior to redemption for a number of Ordinary Shares determined based on a table in which the number of Ordinary Shares is based on the redemption date and the fair market value of the Ordinary Shares, where fair market value is the volume weighted average price of the Ordinary Shares for the ten (10) trading days immediately following the date on which notice of redemption is sent to the warrantholders.
The value received upon exercise of the Public Warrants (1) may be less than the value the holders would have received if they had exercised their Public Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the Public Warrants.
It may be difficult to enforce U.S. judgments against us.
Zegna is a company incorporated under the laws of the Netherlands, and a substantial portion of its assets are outside of the United States. Most of our directors and senior management and independent auditors are resident outside the United States, and all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon these persons. It may also be difficult for U.S. investors to enforce within the United States judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts outside the United States would recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against us, our directors and officers and independent auditors.

ITEM 4	INFORMATION ON THE COMPANY
A. History and Development of the Company
Ermenegildo Zegna N.V., a Dutch public limited liability company (
naamloze vennootschap
), results from the cross-border conversion whereby, on the Closing Date of the Business Combination, Ermenegildo Zegna Holditalia S.p.A., an Italian joint stock company (
società per azioni
), transferred its legal seat from Italy to the Netherlands and amended its articles of association. Ermenegildo Zegna N.V. is the parent company of the Zegna group and is named after our founder Ermenegildo Zegna (the grandfather of our Chief Executive Officer), who started his business in the Northern Italian town of Trivero in 1910 with the dream of creating the most beautiful and luxurious fabrics in the world.
Zegna & Giardino snc was initially formed by Ermenegildo together with his brothers Edoardo and Mario and Mr. Costanzo Giardino Vitri as an Italian
società in nome collettivo
(general partnership) to produce high-quality fabrics utilizing the Zegna brothers’ wool mill and looms. In 1915, upon the exit of Mr. Giardino Vitri, the company was renamed Fratelli Zegna di Angelo snc. Shortly thereafter, Edoardo Zegna also left the company.

The company sourced the best quality natural fibers directly from their countries of origin, imported them to Italy to be expertly woven, and subsequently exported these luxury fabrics worldwide. In the late 1920s, the wool mill employed more than 700 workers, growing to more than 1,000 in the late 1940s. In 1938, the company began to export fabrics in the United States through its subsidiary Zegna Woollens Corporation.
Our founder’s vision, which continues to inspire and guide our business today, was that product quality can only flourish when there is a culture of beauty that must also respect the environment and the well-being of local communities. With that goal in mind, our founder built facilities including a swimming pool, a school, a hospital and a road in order to enrich the lives of people in his town. He also launched an extensive reforestation project in the hills surrounding the Lanificio wool mill, expanded over the course of the years and now known as “Oasi Zegna.”
In 1941, Fratelli Zegna di Angelo snc was dissolved by mutual agreement of our founder Ermenegildo Zegna and his brother Mario, and Ermenegildo formed a new company named Lanificio Fratelli Zegna di Angelo di Ermenegildo Zegna snc (later renamed Lanificio Ermenegildo Zegna – Trivero). The company was dissolved in 1944, when Ermenegildo Zegna and his son Aldo formed Lanificio Ermenegildo Zegna & Figli snc. In 1945, Ermenegildo’s son Angelo entered this partnership. In the mid-1960s,
Ermenegildo’s sons Aldo and Angelo took over the partnership. Under their guidance, the label expanded its business to ready-made suits and established new plants and distribution networks abroad. In 1968, the first factory producing sleeve-units and trousers was opened in Novara, Italy, followed by factory openings in Spain, Greece, and Switzerland. Sales and marketing departments were also established in France, Germany, the United Kingdom and the United States.
In 1972, Zegna launched its
made-to-measure
service called “Su Misura.”
Zegna’s brand internationalization strategy continued with the opening of Zegna’s first boutique in Paris (1980), followed by boutiques in Milan (1985), London (1987), Tokyo (1989), Beijing (1991) and Hong Kong (1993), making Ermenegildo Zegna one of the first luxury brands to establish a presence in Greater China.
Lanificio Ermenegildo Zegna e Figli S.a.s. converted into a joint stock company on July 1, 1984, taking the name of Ermenegildo Zegna Holditalia S.p.A.
Between 1979 and the 1990s, the third generation of the Zegna family entered the business. In 1998, Angelo’s son, Ermenegildo “Gildo” Zegna, and Aldo’s son, Paolo, became the co-Chief
Executive Officers. In 2006, Ermenegildo “Gildo” Zegna became the sole Chief Executive Officer and Paolo Zegna was elected Chairman. Under their leadership, Zegna began a strategy of brand extension, both organically and with M&A activity, and full verticalization.
Zegna entered the luxury womenswear business in 1999 by acquiring the Italian brand Agnona. The Agnona business was later deconsolidated with the sale in January 2021 of a 70% interest. See “
Item 5—Operating and Financial Review and Prospects
” for further information.
In 2009, Zegna acquired the business of Tessitura di Novara, which specialized in the production of silk. In 2014, Zegna acquired a majority equity interest in Achill, an Australian wool farm of 2,500 hectares (approximately 6,175 acres), home to about 10,000 Merino sheep in its flock. Achill was demerged on November 1, 2021 prior to the completion of the Business Combination and is now majority owned by Monterubello, but Zegna continues to source raw materials from this wool farm.
In 2016, Zegna acquired a majority stake in Bonotto, a
high-end
textile manufacturer based in Molvena, Italy, expanding Zegna’s presence into new areas such as furnishing and experimental fabrics.
In 2018, Zegna acquired an 85% interest in Thom Browne, a leading and fast growing luxury brand focused on high-end
menswear and womenswear. Zegna subsequently acquired an additional 5% interest in Thom Browne in June 2021. Under a put option agreement between Zegna and Mr. Thom Browne, Mr. Thom Browne has the right, but not the obligation, to sell to Zegna up to 550.9674 shares of common stock of Thom Browne Inc. (representing the remaining 10% interest in the company held by Mr. Thom Browne) over the period between 2024 and 2030 (subject to potential deferral until 2032). In 2018, Zegna also acquired Cappellificio Cervo, a historic hatmaker in Biella, Italy with over 150 years of history.
In 2019, Zegna acquired a 65% interest in Dondi, an Italian
high-end
jersey fabrics manufacturer, enhancing Zegna’s control over its textile supply chain.

In the last two decades, Zegna has also expanded its presence in adjacent luxury markets thanks to partnerships with recognized leaders. In 1999, Zegna entered into a license agreement with Tateossian for the manufacturing and distribution of Zegna-branded cufflinks and jewelry. In 2011, Zegna signed a worldwide licensing agreement with Estée Lauder for the Ermenegildo Zegna fragrance line, with the latest collection launched in the fourth quarter of 2021. Since 2013, Zegna has partnered with Italian luxury vehicle manufacturer Maserati to produce customized interiors, as well as several collections of leather goods, travel-friendly clothing and personal accessories. In 2014, Zegna entered into a ten-year
licensing agreement with the Marcolin Group for the manufacture of Zegna-branded luxury eyewear. In 2016 and 2017 respectively, Zegna entered into an exclusive license agreement for underwear and beachwear with Isaseta.
During 2021, Zegna further strengthened its presence in the textiles business with the acquisition of a 60% stake in Tessitura Ubertino, a business specialized in high-end
fabrics for women based in Pratrivero, Italy, and a 40% stake in Filati Biagioli Modesto, a business specialized in the production of carded yarns based in Montale, Italy. Concurrently with Zegna’s acquisition, the Prada Group also acquired a 40% stake in Filati Biagioli Modesto.
On July 18, 2021, Zegna entered into the Business Combination Agreement and certain ancillary agreements. Also on July 18, 2021, the PIPE Investors that had chosen to participate in the PIPE Financing indicated their final subscription amounts and delivered executed PIPE Subscription Agreements to Zegna and IIAC.
On December 17, 2021, Zegna closed the previously announced Business Combination pursuant to the Business Combination Agreement, by and among Zegna, IIAC and Zegna Merger Sub. In connection with the Business Combination, the following transactions occurred pursuant to the terms of the Business Combination Agreement:

•
on the Closing Date prior to the Effective Time, Zegna implemented the Conversion and became a Dutch public limited liability company (
naamloze vennootschap
), upon which Ermenegildo Zegna Holditalia S.p.A. changed its name to Ermenegildo Zegna N.V.;

•
in connection with the Conversion, Zegna underwent a share split such that immediately following the Closing (including the Share Repurchase) the then-existing shareholders of Zegna would hold 155,400,000 Ordinary Shares (excluding any Ordinary Shares purchased in connection with the PIPE Financing);

•
on the Closing Date following the Conversion and prior to the Effective Time, the FPA Purchaser purchased from IIAC and IIAC issued to such FPA Purchaser 22,500,000 Class A Shares for an aggregate purchase price of €191.8 million;

•	immediately following the consummation of the Forward Purchase, at the Effective Time, Zegna Merger Sub merged with and into IIAC, with IIAC being the Surviving Company in the Merger;

•
in connection with the Merger, (a) each share in the capital of Zegna Merger Sub issued and outstanding immediately prior to the Effective Time was automatically cancelled and extinguished and converted into one ordinary share in the share capital of the Surviving Company, (b) each Class A Share and Class B Share of IIAC issued and outstanding immediately prior to the Effective Time (excluding shares tendered for redemption) remained outstanding as one ordinary share of the Surviving Company for further contribution as a contribution in kind, immediately following the Effective Time, to Zegna in consideration for one Ordinary Share, (c) each IIAC Ordinary Share held immediately prior to the Effective Time by IIAC as treasury shares was cancelled, and no consideration was paid with respect thereto, (d) each outstanding IIAC Public Warrant automatically ceased to represent a right to acquire one Class A Share and automatically was converted and represented, at the Effective Time, a right to acquire one Ordinary Share on the same contractual terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement, and (e) 5,900,000 IIAC Private Placement Warrants that were outstanding immediately prior to the Effective Time were exchanged, at the Effective Time, for the issuance by Zegna of a Private Placement Warrant representing a right to acquire one Ordinary Share on the same contractual terms and conditions as those of the IIAC Private Placement Warrants as were in effect immediately prior to the Warrant Agreement Amendment, while the remaining 800,000 IIAC Private Placement Warrants were transferred by the FPA Purchaser to Zegna pursuant to the Business Combination Agreement, and Zegna issued a corresponding number of Private Placement Warrants to certain of its directors, namely the directors who were members of the Zegna Board prior to the Conversion, the Lead
Non-Executive
Director and the chairperson of the Audit Committee;

•	immediately following the Effective Time, Zegna consummated the PIPE Financing and the Offset PIPE Financing;

•
after the consummation of the PIPE Financing and the Offset PIPE Financing, the Surviving Company distributed an amount of cash equal to the Capital Distribution Amount to Zegna by way of the Capital Distribution; and

•
promptly following the Capital Distribution, Zegna completed the Share Repurchase, acquiring 54,600,000 Ordinary Shares from Monterubello in exchange for a promissory note in the amount of the Cash Consideration. Such promissory note was repaid by Zegna on December 21, 2021.

B. Business Overview
We are a leading global luxury group, internationally recognized for the distinctive heritage of craftsmanship, quality and design associated with our Zegna and Thom Browne brands and the noble fabrics and fibers of our in-house
luxury textile and knitwear business. Since our foundation in 1910, we have expanded beyond our luxury textile production to ready-to-wear
products and accessories to become a highly recognized luxury lifestyle group. We design, manufacture, market and distribute luxury menswear, footwear, leather goods and other accessories under the Zegna and the Thom Browne brands, and luxury womenswear and childrenswear under the Thom Browne brand. Our product range is complemented by eyewear, cufflinks and jewelry, watches, underwear and beachwear manufactured by third parties under licenses. Our business covers the entire value chain as a result of our design, manufacturing and distribution business. Our goal is to provide customers with excellent products that reflect our tradition of fine craftsmanship with exclusive design content and with a style that preserves the exceptional manufacturing quality we are known for, through the sourcing of superior raw materials, the careful finish of each piece, and the way they are delivered to our customers.
In 2021, 2020 and 2019, Zegna recorded revenues of €1,292,402 thousand, €1,014,733 thousand and €1,321,327 thousand, respectively, (Loss)/Profit for the year of (€127,661) thousand, (€46,540) thousand and €25,439 thousand, respectively, Adjusted EBIT of €149,115 thousand, €20,013 thousand and €107,274 thousand, respectively, and Adjusted Profit/(Loss) of €75,332 thousand, (€4,752) thousand and €43,047 thousand, respectively. For additional information relating to Adjusted EBIT and Adjusted Profit/(Loss), which are non-IFRS
measures, including a reconciliation of (Loss)/Profit for the year to Adjusted EBIT and Adjusted Profit/(Loss), see “
Item 5.—Operating and Financial Review and
Prospects—Non-IFRS
Financial Measures.
”
We operate our business in two segments: the Zegna segment (comprising three product lines: Zegna Branded Products, Textile and Third Party Brands (formerly known as Strategic Alliances)) and the Thom Browne segment. Before the deconsolidation of the Agnona business in January 2021, we were also active in the luxury womenswear business through the Agnona product line of the Zegna segment.
With respect to the Zegna Branded Products product line and Thom Browne segment, we operate via our direct-to-consumer
or DTC channel worldwide through our network of 245 Zegna and 52 Thom Browne DOSs as of December 31, 2021 (255 Zegna DOSs, prior to the transformation of 17 DOSs in Korea into franchised stores, and 38 Thom Browne DOSs as of December 31, 2020). We also distribute our products worldwide through monobrand or multibrand points of sale operated by our wholesale customers. Taking into account our DTC channel and our wholesale distribution channel, we are present in over 80 countries worldwide. Our DTC channel includes monobrand boutiques and outlets, as well as concessions in department stores and multibrand
e-commerce
marketplaces. In our wholesale channel, we sell our products to franchisees, department stores, multibrand specialty stores and online multi-brand
e-tailers.
The activities of the Textile product line and Third Party Brands product line (formerly known as the Strategic Alliances product line) follow their own operational phases and logics. Through the Textile product line, we sell our fabrics both to other product lines of the Zegna segment or to the Thom Browne segment, and to third party customers. Through the Third Party Brands product line, we are engaged in the manufacturing and distribution or the supply of menswear to other fashion brands.
The following tables show our consolidated revenues for the years ended December 31, 2021, 2020 and 2019, and provide a split by geographic area and segment.

				Increase/(Decrease)
	Years ended December 31,			2021 vs. 2020	2020 vs. 2019
( € thousand, except percentages)	2021	2020	2019	% Actual	% Actual
EMEA (1)	380,325	315,879	431,384	20.4%	(26.8)%
of which Italy	158,722	121,202	140,676	31.0%	(13.8)%
of which United Kingdom	37,682	32,985	58,012	14.2%	(43.1)%
North America (2)	191,283	131,049	233,327	46.0%	(43.8)%
of which United States	176,059	114,818	205,744	53.3%	(44.2)%
Latin America (3)	19,971	12,915	25,404	54.6%	(49.2)%
APAC (4)	696,344	551,650	626,059	26.2%	(11.9)%
of which Greater China Region	588,876	438,193	458,294	34.4%	(4.4)%
of which Japan	55,479	61,523	90,240	(9.8)%	(31.8)%
Other (5)	4,479	3,240	5,153	38.2%	(37.1)%
Total	1,292,402	1,014,733	1,321,327	27.4%	(23.2)%

(1)	EMEA comprises Europe, the Middle East and Africa.
(2)	North America includes the United States of America and Canada.
(3)	Latin America includes Mexico, Brazil and other Central and South American countries.
(4)	APAC includes Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other South East Asian countries.
(5)	Other includes royalties fees, certain sales of old seasons products, and exchange rate impact deriving from hedging transactions on revenues.

	Years ended December 31,
( € thousand, except percentages)	2021	2020	2019
Zegna segment	1,035,175	843,318	1,165,911
Thom Browne segment	264,066	179,794	161,200
Eliminations	(6,839)	(8,379)	(5,784)
Total	1,292,402	1,014,733	1,321,327
Competitive Strengths
We believe that the following key competitive strengths have been the primary drivers of our historic success and will continue to be the pillars of our growth strategy.
Heritage and Sustainability at the Core
. Since its foundation over 110 years ago, Zegna has been synonymous with quality and style for men. We believe that our brands and products enjoy strong visibility and an established reputation in the market associated with style, quality and innovation. Born as a fabric maker, Zegna has grown into a worldwide luxury lifestyle group for formalwear and luxury leisurewear, and today over 100 years later it remains controlled by the Zegna family. We are rooted in an authentic history: our founder’s vision and business gene has been passed down through the generations, ensuring that the Zegna brand guarantees his legacy based on a sustainable business; giving back, responsibility towards the environment and community well-being are key to the brand development. An expression of this vision is the so called “Oasi Zegna,” a freely accessible natural reserve covering approximately 100 square kilometers from Trivero to the peaks of the Biella Alps in Italy, created by our founder over 100 years ago and rebranded “Oasi Zegna” in 1993 with the goal of fostering a positive relationship with the local territory and the community by creating a lasting environment for the public to enjoy. Oasi Zegna has been and continues to be an important source of inspiration for our collections. While Oasi Zegna was disposed of prior to the closing of the Business Combination as part of the Disposition, we concluded an agreement with Oasi Zegna to continue to pursue our mutually inspiring relationship. At Zegna, sustainability has been part of our ethos since inception. It is as much part of our DNA and history as the quality of our clothes. This carries over into everything that we do, from the technology we use to create our products to the constant dialogue we have with our customers and suppliers.
Made in Italy Luxury Laboratory Platform
. We benefit from a full verticalization of the supply chain through our historical Lanificio Zegna as well as our recent acquisitions of Dondi, Bonotto, Tessitura Ubertino and Filati Biagioli Modesto. Our
in-house
laboratory platform allows us to focus on innovation and research of the finest and highest performing fabrics, but also to leverage a modular approach to the manufacturing process depending on production needs, giving us high flexibility and efficiency. We believe that this provides us with a competitive advantage. Through our long-term relationships with our suppliers, we enjoy privileged access in the procurement of the finest fibers and fabrics and we are able to ensure enhanced traceability and quality control of the raw materials. Thanks to our experienced in-house
teams, our personnel dedicated to research and development (approximately 280 employees currently) and our leading technological capabilities, we are able to manage the entire production process throughout the various stages, either in-house
or through our network of trusted, long standing external manufacturers. The excellence of our output is the reason why we not only serve the needs of our proprietary brands Zegna and Thom Browne, but also a number of top luxury players, which rely on us to supply top quality products.

Global Group and Pioneer in Greater China Region
. We are a world leading luxury leisurewear and formalwear brand with a strong international footprint. In 2021, we recorded 53.9% of our consolidated revenues in APAC, 29.4% in EMEA, 14.8% in North America and 1.5% in Latin America. A key to our success has been our presence and the force of our brand in the Greater China Region, where we have operated directly since the 1990s. The Greater China market, particularly for luxury consumer goods, has grown at an extraordinary pace in the last two decades. We expect this trend to remain dynamic and believe that our longstanding experience in this region makes us optimally positioned to operate there thanks to our knowledge of the relevant market, market penetration and awareness of our brands by consumers in the Greater China Region.
A Platform For Growth in the Luxury Space.
We have the skills and experience to act as a long-term industrial partner. Our in-house
laboratory platform, full verticalization of the supply chain, primary knowledge of the Greater China market and leading technological capabilities, coupled with scalability and industrial and retail expertise, allow us to add value to the businesses we partner with. A prominent example of this is the performance of Thom Browne following our acquisition in 2018, with revenues growing from €117 million in 2018 to €264 million before eliminations in 2021.
Experienced Management Team Combining Family and Outside Talent.
Our management team combines both representatives of the Zegna family such as our Chairperson and Chief Executive Officer Ermenegildo “Gildo” Zegna, and outside talent such as Mr. Alessandro Sartori, who is in charge of Zegna’s creative process, and Mr. Thom Browne, the Founder and Chief Creative Officer of Thom Browne. Our managers have long-standing experience in the luxury fashion market and a deep understanding of market dynamics and evolution.
Strategy
We intend to maintain and extend our leading position in the luxury fashion market and to continue to protect and enhance the value and exclusivity of our brands. We also aim to achieve profitable growth by pursuing the following strategies.
Luxury Leisurewear
. In recent years, our apparel offer has shifted towards more versatile and technical luxury leisurewear for men in order to meet the needs of a fast-paced world. The evolution from pure formalwear is our new definition of men’s style that we call “luxury leisurewear,” a new, versatile wardrobe that combines performance and comfort without compromising quality to become a fundamental part of our design philosophy moving forward. Sales of outerwear, knitwear and jersey have been increasing significantly in recent years.
We intend to continue to consolidate the shift toward luxury leisurewear and this new style approach with a focus on categories of products meeting the changing habits and preferences of our customers and their demand for greater comfort and a modern aesthetic. We believe that this trend will also allow us to expand our reach to a broader, younger client base.
Create New Iconic Products and Attract New Customers.
We intend to continue to launch new products, in particular focusing on iconic products that can be visually and easily recognized and offer superior growth, as in the case of our Triple Stitch shoes, while continuing to preserve the exceptional quality we are known for. We believe that there are significant opportunities to capitalize on our brands’ recognition and existing customer base by enhancing our current product assortment and introducing new product categories. Additionally, we plan to identify new product categories (e.g. overshirts and
5-pocket
pants) that will allow us to attract new customers and increase the appeal of our brands to a younger and more diverse customer base.
One Brand.
In the fourth quarter of 2021, we announced a rebranding strategy, whereby, starting with the Fall/Winter 2022 season, our Ermenegildo Zegna, Z Zegna and Ermenegildo Zegna XXX brands will be consolidated into a single brand characterized by a new logo and a distinctive signifier. The new brand, logo and signifier are designed to be iconic and immediately recognizable, allowing us to focus our collection and enhance our new luxury leisurewear proposition, which is proving to be successful both with our new customers and our existing loyal customers.
Thom Browne Growth
. Thom Browne’s brand is broadly recognized amongst younger customers and perceived as an insurgent brand. We intend to continue leveraging the positive momentum around the brand and its customer proposition, and to remain at the forefront of product innovation. In particular, we intend to grow the Thom Browne business by pursuing the following strategies:

•	continue the successful development of Thom Browne products, focusing on growth of Thom Browne’s womenswear and accessories;

•
significantly expand Thom Browne’s customer base while maintaining the loyalty of its existing customers by taking actions to increase the brand awareness and continuing to maintain a creative, thought-provoking design style with strong tailoring aesthetics;

•	continue to grow Thom Browne’s direct distribution channels, both through physical locations and e-commerce platforms; and

•	maintain a limited-volume presence in the wholesale distribution channel as a platform to increase the brand’s visibility and awareness.
Digital
. We intend to continue to use digital tools to strengthen our processes and brands, attract new customers and retain our existing customer base. In particular for the Zegna brand, we expect that the focus on luxury leisurewear, iconic products and our rebranding strategy will continue to enhance our digital penetration. The Zegna segment’s DTC channel already includes, amongst others, an
e-commerce
shop operated directly in several countries through our website www.zegna.com, and other
e-commerce
platforms through which we sell directly to our customers (such as TMall Luxury Pavilion, Farfetch and WeChat) and whose sales systems are integrated with Zegna’s sales and warehouse management systems. Other prestigious online multibrand stores in our wholesale channel include SSENSE, Mr. Porter and JD. In addition, the Thom Browne segment’s DTC channel includes an
e-commerce
shop operated directly through the website www.thombrowne.com, and Thom Browne is particularly capable of leveraging its customers’ brand awareness and presence in the main digital channels to drive traffic to its physical stores, thereby translating into reality and expanding the omni-channel concept.
Moreover, we are enhancing our digital capabilities to offer effective online customer services and direct messaging, to support data driven marketing activities, to intercept consumer needs and develop products meeting customer preferences, improve customer experience, conduct commercial outreach, develop media and social media communication campaigns and offer digital showrooms for both our wholesale customers and retail buyers. We believe that reinforcing our digital tools has permitted, and will continue to permit us to reach a wider, younger, and more diverse audience and transmit our identity, history and values.
Luxury today is service and the personalization of interactions. Our goal is to seamlessly integrate the customer experience into multiple touchpoints. We think of digital more broadly than a sale channel: we also use digital to engage clients and serve them through their preferred channel.
Industry
This section describes the trends and dynamics of the market in which we operate.
We operate in the personal luxury goods market with most of our revenues derived from the apparel and accessories markets. 8%, 9% and 8% of our revenues after eliminations for the years ended December 31, 2021, 2020 and 2019, respectively, were derived from the luxury textiles market, which is not described in this section.
The personal luxury goods market includes the following product segments: accessories, jewelry, beauty, apparel and watches. By product, we primarily operate in the apparel and accessories segments of the personal luxury goods market.
The information relating to the industry contained in this section has been based on the Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2021, dated November 11, 2021 (the “
Study
”). The figures included for the year 2021 are estimates (as actual figures for such year were not available as of the date of publication of the Study). See “
Market and Industry Information
”. The Study describes an industry which is not highly concentrated, and which at the time of publication of the Study was poised for sustained growth in the years from 2021 to 2025 with some identified key drivers. However, the ongoing geopolitical tensions and their repercussions on the global economy and the financial markets, together with the persistence of
COVID-19
and the related restrictive measures, may create uncertainties for the global luxury goods consumers and reduce their interest for, and financial ability to buy, luxury products. This could negatively affect the reliability of the estimates contained in this section, including by reducing the level of luxury demand development or the growth rate, and actual results may be differ significantly from such estimates. See also “
Item 3.D—Risk Factors.
”
Trends and structure of the global personal luxury goods market
Demand in the personal luxury goods market, especially in the absolute luxury segment (in which we operate), tends to have a rather low price sensitivity. Demand is driven more by the quality of the products and the extent to which the brand is recognizable and exclusive. The equity of the brand and its intrinsic value are a key factor and usually the products designed, distributed and branded by a luxury company are very distinctive, clearly relatable to their brand and unlikely to be confused with products designed and distributed by lower tier brands or companies.
The global personal luxury goods market had a total estimated value for the year 2021 of approximately €283 billion and has grown steadily for about two decades with a CAGR of 6% from 1996 to 2019. In 2020, the luxury goods market experienced a decline in demand as a result of the
COVID-19
pandemic and changing customer preferences and habits, which has led customers to postpone or reduce the purchase of personal luxury goods. In 2021, the personal luxury goods market experienced a
V-shaped
rebound driven, among other things, by consumers shifting from experiences to products.

The chart below sets forth the evolution of sales in the global personal luxury goods market from 1996 to 2020 and the expected evolution for the years from 2021 to 2025. With the exception of 2020, the global personal luxury goods market has shown a continuous mid-single
digit growth path and is expected to have a CAGR of
6-8%
from 2021 through 2025.
Personal Luxury Goods Market Evolution – €bn

Source: Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2021, dated November 11, 2021
Since the first quarter of 2021, the global personal luxury goods market started to experience a recovery driven primarily by the positive evolution of the pandemic and the roll-out
of
COVID-19
vaccines and immunization campaigns, which allowed governments to ease restrictions, leading to a partial resumption of shopping and traveling, partial return to pre-pandemic
living styles, levels of consumer confidence and rebounding consumption trends especially in Greater China.
The trends experienced in 2021 are expected to continue to be the main drivers of growth in the coming years.
Certain trends that started before the spread of the
COVID-19
pandemic and that are expected to continue over the next few years, representing the drivers of the personal luxury goods market, are: (i) the shift from formal apparel to casual luxury, also driven by the adoption of remote or hybrid working arrangements, (ii) increase in domestic purchases everywhere, and notably in Asia (as opposed to tourism-related purchases), (iii) increasing attention to sustainability, diversity and ethical considerations, (iv) increased focus on “hero products,” the iconic best-selling products of a brand, (v) increasing weight of online purchases, as a result of which players in the personal luxury goods market will have to continue the shift to an omnichannel concept, with an increasing integration of the digital and physical shopping experiences, and (vi) strong demographic shift with an increase of “under 40” customers.
The chart below sets forth the projected evolution of sales in the personal luxury goods market per quarter in 2020 and 2021 as compared to the corresponding periods in 2019. Beginning from the third quarter of 2020, the personal luxury goods market shows signs of improvement compared to the prior quarters of the same year, and sales for 2021 are expected to be slightly above those of 2019 at current exchange rates (+1%), or showing a 4% increase at constant exchange rates.

Personal luxury goods market evolution per quarter 2020 and 2021E – %| vs. 2019

Note: @K: growth at constant rates
* Mid case +1%
Source: Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2021, dated November 11, 2021
The personal luxury goods market does not appear to be a highly concentrated market. It is characterized by the presence of a small number of global players and a large number of locally-based niche ones. Development strategies adopted by such players have focused on the offer of a wide range of products distinguished by a high degree of innovation and diversification, frequently aiming at offering a “total look” collection.
The personal luxury goods market is characterized by certain barriers to entry, such as: (i) the need to develop or acquire a recognized brand whose reputation must be sustained by high and continuing investments in advertising and communication; (ii) the need to make substantial investments in the development of a distribution network in line with the quality standards required by the industry; (iii) the difficulty to access existing distribution channels, which are closely controlled by the incumbent players; and (iv) the challenge of achieving and maintaining high product quality standards.
Global market trends by geographic area
The chart below sets forth the value of sales in the global personal luxury goods market for 2019 and estimates for the years 2021 and 2025 split by geographic area.

Personal Luxury Goods Market by Geographic Area – €bn

Source: Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2021, dated November 11, 2021. Percentages may not add to 100% because of rounding.
Market trends through 2025 are expected to show a significant increase in the relative weight of sales of personal luxury goods in China and a significant decrease in the relative weight of sales of personal luxury goods in Europe and the Americas.
Global market trends by product category
Menswear and Accessories Luxury Market
In recent years, growth in the global menswear and accessory luxury market has been primarily driven by the accessories product category. Demand for the menswear product category has been relatively stable in recent years, with a decline of formalwear offset by growing demand for casual luxury products.
Womenswear and Accessories Luxury Market
We are also exposed to the womenswear and accessories luxury market through the Thom Browne segment. Both womenswear and accessories are on a growing trajectory, with accessories enjoying a more pronounced growth than apparel.
Global market trends by product style
In recent years, the menswear luxury market recorded growing demand for products characterized by a casual style, particularly for products such as outerwear, jersey and knitwear. The trend of casualization has been accelerated by the
COVID-19
pandemic and the resulting adoption of remote working arrangements and changes in lifestyle.
Brands, Collections and Products
Zegna designs, produces, markets and distributes luxury menswear, footwear, leather goods and other accessories under the Zegna and Thom Browne brands, and luxury womenswear and children clothing under the Thom Browne brand. Zegna also markets eyewear, cufflinks and jewelry, watches, underwear and beachwear manufactured by licensed third parties. Zegna’s business covers the entire value chain thanks to its textile and knitwear design, manufacturing and distribution business (under the brands Lanificio Zegna, Dondi, Bonotto, Tessitura di Novara, Tessitura Ubertino and Filati Biagioli Modesto). The acquisition of historic Italian companies, each specialized in its own product sector, has enabled Zegna over the years to establish a true luxury textile laboratory producing the highest quality fabrics and safeguarding the uniqueness of its Italian supply chain.

Zegna carries out its business activities through two reportable segments: the Zegna segment and the Thom Browne segment. The Zegna segment consists of three product lines:

•	the Zegna Branded Products product line;

•	the Textile product line; and

•	the Third Party Brands product line (formerly known as the Strategic Alliances product line).
The Thom Browne segment corresponds to the Thom Browne business headed by Zegna’s majority-owned subsidiary Thom Browne Inc.
Zegna Segment
Zegna Branded Products Product Line
For the years ended December 31, 2021, 2020 and 2019, the Zegna Branded Products product line generated revenues equal to €847,311 thousand, €636,478 thousand and €919,545 thousand, respectively, representing 65.6%, 62.7% and 69.6% of our revenues after eliminations. The Zegna Branded Products product line includes luxury leisurewear, formalwear, leather accessories and other Zegna branded products.
The Zegna Branded Products product line offers a complete collection for men.
Over time, our brand evolved and adapted to the needs of the customers, developing different sensibilities, embodied by three brands:

•	Ermenegildo Zegna, the iconic, legendary heart of the brand;

•	Z Zegna, combining activewear and tailoring with a strong focus on technical innovation and performance fabrics; and

•	Ermenegildo Zegna XXX, the boldest expression of Zegna, which reimagines contemporary style with couture-level tailoring and fabrics.
In the fourth quarter of 2021, Zegna announced a rebranding strategy whereby, starting with the Fall/Winter 2022 season, the Ermenegildo Zegna, Z Zegna and Ermenegildo Zegna XXX brands will be replaced by the single brand Zegna, characterized by a new logo and signifier.
Each year Zegna offers
pre-collections
and main collections organized in two seasons (Fall/Winter and Spring/Summer) for each of the above-mentioned brands, plus a number of temporary capsule collections. The collections include both seasonal products (which change from season to season) and continuative products (which are generally sold across seasons with minimal style changes), and increasingly include iconic products. Capsule collections are temporary collections that are inspired by a certain event (such as the 2021 Chinese New Year capsule collection), concept, or product features (such as the Outdoor Capsule, the first product launch carrying the new logo and signifier and featuring partnerships with top ski and winter sport specialists, and the Techmerino Wash&Go Capsule collection, consisting of garments made of a special merino wool that can be easily washed in cold water, on a delicate setting, without altering the wearability, performance or quality standards).
Luxury leisurewear
. In recent years Zegna’s apparel has shifted towards more versatile and technical luxury leisurewear for men, anticipating the needs of a fast-paced world. The evolution from pure formalwear is Zegna’s new definition of men’s style that we call “luxury leisurewear,” a new, versatile wardrobe building on our tradition of excellence. With this new style, Zegna is continuing the process of entering a new era marked by new categories of products meeting the changing habits and preferences of our customers, including the demand for greater comfort. Our luxury leisurewear offer ranges from knits to jeans, jersey and shirts, fabric and leather outerwear and accessories.

Formalwear
. Zegna is historically renowned for luxury formal menswear and for being at the forefront of men’s tailoring with its iconic suits and tuxedos. Our formalwear offer ranges from formal suits to tuxedos, shirts, blazers, formal overcoats and accessories.
Our offer for both luxury leisurewear and formalwear also includes the Made to Measure (
Su Misura
) service, whereby customers may, following a meeting with a style advisor, order their custom-made garments with their fabric, style and finish of choice. This service is available not only for suits, but also for outerwear, shirts, pants, knitwear, denim and jersey. Our Bespoke services take customization to a higher level including the full experience of putting together a unique piece, from the sketches and design to the choice of the fabrics. Each piece is made specifically for the customer by our tailors in our ateliers in Milan and in Paris, using time-honored tailoring techniques.
Leather accessories
. Leather accessories comprise shoes (sneakers and other shoes), bags, belts and small leather accessories. Our shoes offer has in recent years shifted from a prevalence of more formal shoes towards the increasing importance of certain highly recognizable casual sneaker models. In particular these include the successful Triple Stitch model, the Tiziano and the Claudio sneakers. Most of our shoes are produced in Italy, like most other leather accessories. We also provide our customers with the possibility to customize their preferred shoes through our
Made-to-Order
service. Several of the leather accessories feature the so called “Pelletessuta,” a soft and lightweight woven leather textile exclusively produced for Zegna by an external manufacturer. Pelletessuta is also used as part of a partnership with Maserati for the interiors of its cars.
Other Zegna branded products
. Zegna licenses its brand to third parties for the manufacturing and distribution of eyewear, cufflinks and jewelry, beachwear, underwear and fragrances. We purchase these products from our licensees and the licensees pay fees and royalties to us under such licenses. All licensed products are generally sold by us through our DTC channel and by our licensing partners to wholesale customers and to other prestigious retailers.
Eyewear
. The Marcolin Group has been our exclusive eyewear licensee since 2013 for the production and worldwide distribution of sunglasses and optical eyewear. The high quality and stylistic standards of Marcolin are combined with the exclusivity and international appeal of our brand, renowned for their “Made in Italy” excellence.
Cufflinks and Jewelry
. Tateossian has been our exclusive cufflinks and male jewelry licensee since 1999. Our cufflinks and jewelry products are complementary to our garments and other accessories. Our jewelry products include bracelets, necklaces and rings.
Underwear and Beachwear
.
Isaseta has been our exclusive licensee for underwear and beachwear since 2016 and 2017, respectively. Our underwear offer consists of
t-shirts,
boxers, trunks and socks. Our beachwear offer consists of swim boxers, beach towels and vacation essentials like polos and shorts, manufactured with lightweight and technically enhanced materials.
Fragrances
. Estée Lauder has been our global exclusive fragrances licensee since 2011. Our signature fragrances, made with exotic oils and herbs coupled with the refined finish of rare ingredients, include a range of signature scents.
All the agreements governing licensed products provide for obligations for our licensees to comply with high quality standards, to ensure that our licensed products are available at selected prestigious points of sale and that they are timely delivered to the distribution network. The agreements have a fixed term and do not contain an automatic renewal mechanism. See “
Item 3.D—Risk Factors—Risk factors relating to Zegna’s business, strategy and operations—We could be adversely affected if we are unable to negotiate, maintain or renew our license agreements with high end third party brands.
”
In addition to licensed products, we also market certain other Zegna branded products specifically targeted to outlet points of sale.
As part of the activities of the Zegna Branded Products product line, Zegna has also entered into strategic partnerships for co-branding
projects in order to strengthen the link with other luxury brands and mutually enhance the respective brands’ value. The co-branding
agreements set forth the terms for the production of certain selected co-branded
products and the relevant
co-marketing
activities.
Co-branded
products are sold through our DTC channel or through the monobrand stores and distribution networks of our co-branding
partners.
Maserati
.
We started a long-term and evolving partnership with Maserati in 2013, combining our innovative technologies and century-old
traditions to bring both the experience of luxury cars and clothing to a new level of luxury. The collaboration features customized interiors for a special edition of Maserati’s sports cars and a seasonal capsule collection of luxury essentials for the modern man. Zegna and Maserati are currently discussing the extension of their relationship to lines of products with enhanced sustainability features.

Leica Camera
.
We started an exclusive collaboration with Leica Camera to bring together two different expressions of innovation and creativity. The partnership with Leica Camera started with the Ermenegildo Zegna XXX Fall/Winter 2020 Fashion Show and involves the production of certain leather camera accessories distributed both through our DTC channel and Leica’s monobrand stores.
Fear of God
. Launched in Paris in early March 2020, Fear of God exclusively for Ermenegildo Zegna was an innovative capsule collection born from two apparently distant worlds, consisting of a contemporary wardrobe for young men whose lifestyle is an expression of elegance and freedom. The capsule collection proved a successful project, with approximately 88% of revenues generated from sales to new customers. We believe that this new model of collaboration has the potential to attract new customers and increase the appeal of our brands to a younger and more diverse customer base.
Textile Product Line
For the years ended December 31, 2021, 2020 and 2019, the Textile product line generated revenues after eliminations equal to €102,244 thousand, €87,615 thousand and €108,513 thousand, respectively, representing 7.9%, 8.6% and 8.2% of our revenues after eliminations. The Textile product line is engaged in the design, manufacturing and sale of luxury fabrics under the brands Lanificio Zegna, Dondi, Bonotto, Tessitura di Novara and the recently acquired Tessitura Ubertino and Filati Biagioli Modesto, the latter specialized in the production of cashmere yarns. These fabrics are both used for production within Zegna and sold to other global luxury brands and tailors. We believe that the exceptional quality of the textiles used in our garments is one of the principal reasons for the success of Zegna through the years.
The activities of the Textile product line are focused on the research and development of excellence in all of our fabrics, in terms of product quality, style, design, and technical features. We sell our fabrics both to other product lines of the Zegna segment or to the Thom Browne segment, and to third party customers, which include other luxury brands, specialized players or tailoring businesses. We regularly take part in textile fairs and exhibitions to market the products of our Textile product line to the industry’s specialized players. In addition, we have a global network of sales representatives that assist us with the marketing of such products to tailors worldwide.
Lanificio Zegna, the Zegna wool mill founded in 1910 in Trivero, Italy, has been the backbone of Zegna’s success and is renowned internationally for its fine textiles. Three generations of the Zegna family have led textile success by carefully balancing science with nature and craftsmanship with technology. As a result, Lanificio Zegna has pioneered sophisticated men’s fabrics that are lighter, smoother, more refined, and with improved performance and functionality.
Tessitura di Novara (which we acquired in 2009) is specialized in high quality silk weaving. It is a leading producer of pure silk and other high-end
natural fabrics of unparalleled quality, combining artisan skills and innovative technologies. Tessitura di Novara’s production facilities are located in Trivero, Italy.
Bonotto (in which we acquired a 60% interest in 2016) is a textile manufacturer based in Molvena, Italy, that was originally founded in 1912. The brand focuses on handcraftsmanship and traditional techniques and is characterized by the creative and experimental dimensions of their fabrics, which take inspiration from the art world. Bonotto is premised on the philosophy of the “slow factory,” which rejects the concepts of industrial standardization and mass production at low cost, in favor of traditional but innovative production techniques allowing to obtain exquisite, precious fabrics.
Dondi (in which we acquired a 65% interest in 2019) is a leader in manufacturing high-quality jersey fabrics for men and women, all Made in Italy. Dondi’s production cycle covers the phases from fabric design to distribution. Dondi counts among its customers not only Zegna’s companies, but also some of the most prestigious brands in the fashion world. Dondi’s production facilities are based in Carpi, Italy.
Tessitura Ubertino (in which we acquired a 60% interest in June 2021) is a boutique weaving mill based in Pratrivero, Italy. Founded in 1981 by Adalgiso Ubertino, Tessitura Ubertino has been creating premium quality fabrics for women, such as tweed and jacquard, for over 30 years and today it supplies fabrics to major fashion brands.
Filati Biagioli Modesto (in which we acquired a 40% interest in July 2021) specializes in the manufacture of carded yarns, integrating the entire process of transformation from fiber to yarn. Founded in the 1960s by Mr. Modesto Biagioli, it carefully selects raw materials (such as cashmere, silk, camel, angora, alpaca, flax and merino wool) that are used for the production of its natural yarns, transformed entirely in Italy and then sold to luxury and fashion brands. In our Consolidated Financial Statements, Filati Biagioli Modesto is accounted for using the equity method, as through our 40% stake we do not exercise control over it.

Third Party Brands Product Line
For the years ended December 31, 2021, 2020 and 2019, the Third Party Brands product line (formerly known as the Strategic Alliances product line and renamed in the first quarter of 2022) generated revenues after eliminations equal to €74,957 thousand, €82,273 thousand and €91,720 thousand, respectively, representing 5.8%, 8.1% and 6.9% of our revenues after eliminations. The Third Party Brands product line is engaged in the manufacturing and distribution of menswear under the Tom Ford brand, and the supply of apparel for men to Dunhill and Gucci, in each case pursuant to agreements with such third party brands.
Tom Ford
. We have acted as an exclusive licensee for the manufacturing and distribution of menswear under the Tom Ford brand since 2004. Under the relevant license agreement, the royalty rates we are required to pay, which also include contributions for advertising, are based on net sales of the licensed products by Tom Ford, subject to certain minimum levels. The existing license agreement with Tom Ford will expire with the completion of the production and distribution activities for the Fall/Winter 2022 collection. Starting with the Spring/Summer 2023 collection, we will act as an exclusive supplier only for certain Tom Ford’s products until at least the Fall/Winter 2025 collection.
Dunhill
. We have acted as a manufacturer and supplier of suits, jackets, blazers and formal overcoats under the Dunhill brand since 1998. Under the relevant agreement, we are required to comply with the designs and specifications supplied by Alfred Dunhill Ltd., as well as certain other restrictions relating to intellectual property and confidentiality. The agreement with Alfred Dunhill Ltd. does not provide for an express expiration date.
Gucci
. We have acted as a manufacturer and supplier of jackets and formal overcoats, slacks and knitwear (both ready-to-wear
and made to measure) under the Gucci brand since 1990. Under the relevant agreement, which was recently renewed, we are required to comply with the designs and specifications supplied by Gucci, as well as certain other restrictions relating to intellectual property, sustainability and confidentiality. Gucci has agreed, on a best effort basis, to place a minimum number of orders for each season for jackets and formal overcoats and granted us an exclusivity for made to measure products. The agreement with Gucci is set to expire upon completion of the Spring/Summer 2028 collection, unless a renewal is agreed between the parties.
Agnona
Until the deconsolidation of the Agnona business in January 2021, we were also active in the luxury womenswear business through the Agnona product line of the Zegna segment. For the years ended December 31, 2021, 2020 and 2019, the Agnona product line generated revenues after eliminations equal to €1,191 thousand, €12,389 thousand and €17,691 thousand, respectively, representing 0.1%, 1.2% and 1.3% of our revenues.
Thom Browne Segment
For the years ended December 31, 2021, 2020 and 2019, the Thom Browne segment generated revenues after eliminations equal to €263,397 thousand, €179,490 thousand and €160,595 thousand, respectively, representing 20.4%, 17.7% and 12.2% of our revenues, respectively, after eliminations.
Thom Browne is a renowned fast-growing luxury brand focused on high-end
menswear, womenswear, accessories and childrenswear. The brand was founded by Mr. Thom Browne in 2001 and has since been based in New York. In 2018, we completed the acquisition of 85% of Thom Browne Inc., the holding company of the Thom Browne business. In June 2021, we acquired an additional 5% equity interest in Thom Browne Inc. The Thom Browne business’s growth since the initial acquisition has been remarkable, with revenues increasing from approximately €117 million in 2018 to €264 million in 2021 after eliminations.
Each year Thom Browne offers
pre-collections
and main collections, organized into two seasons (Fall/ Winter and Spring/Summer) for each of men, women and children.
Mr. Browne started designing clothes for friends and family in the early 2000s, and his popularity as a fashion designer has grown ever since. Thom Browne’s signature line of grey suits redefined the concept of male silhouette, and his collections lean heavily on two main colors: grey and navy. The brand uses the highest quality materials to obtain garments that are beautiful, classic and durable. Its distinctive traits are the absence of any form of a bold logo, the cropped silhouette of the garments and the use of visual identifiers as trademarks, such as the four white horizontal bands (uniquely located on the left upper sleeve and/or upper pant leg) and/or a grosgrain ribbon or tab in White, Red, White, Blue, White (also uniquely positioned on the garments). Each Thom Browne piece is designed to be aesthetically perfect, classic and long-lasting, inspired by Mr. Browne’s philosophy that something beautifully made will never be out of fashion.

Operations
Our corporate operations are divided among our locations in Trivero and Milan, Italy; Stabio, Switzerland; and New York (where the Thom Browne management is based).
Our primary activities consist in the creation, manufacture and marketing of our pre-collections
and main collections, organized into (i) two seasons (Fall/Winter and Spring/Summer) for each of the Zegna brands, plus certain special capsule collections, and (ii) seasonal collections for the Thom Browne segment, divided for men, women and children. Each collection takes approximately 12 months from design to delivery of the finished products to our customers.
Our activities can be subdivided into the following major stages, overseen by different functions in our organization: (i) design; (ii) brand and merchandising; (iii) sales campaign; (iv) procurement; (v) manufacturing; (vi) logistics and inventory management; and (vii) marketing and advertising, as further described below.
The activities of the Textile product line and of the Third Party Brands product line follow their own operational phases and logics.
Design, Brand and Merchandising
Each new collection is created by the Design teams of Zegna and Thom Browne, working in close coordination with their respective Brand and Merchandising team, allowing for a virtuous cross-contamination of ideas. The new collections are therefore created by the designers considering the brand identity, market analyses and seasonal fashion trends.
The Brand and Merchandising team of the Zegna brands is supported by a team of product developers, who also work in close cooperation with the modelers of the Supply Chain teams, for a total of approximately 100 people involved in this production stage. The modelers transform the designers’ sketches first into paper or 3D models, and then into prototypes to assess the look, feel and functionality of the product, and allowing the Brand and Merchandising team to fine-tune the prototypes and the Supply Chain technicians to anticipate any issues that may arise during the manufacturing process. Once the prototypes are approved, a sample collection is produced based on such prototypes. Modeling and prototyping are completed almost entirely in-house
and the Design, Brand and Merchandising and Supply Chain teams closely cooperate and share information and suggestions with each other to ensure that the ready-to-wear
products, and most leather products and accessories of the Zegna brands, are manufactured on time and consistent with the delivery plans for our collections.
In these phases, Thom Browne’s Design team works closely with a number of trusted long standing external players, coordinated by an internal product development team.
Sales Campaign
The sample collections for the Zegna Branded Products and for Thom Browne, once ready, are presented to wholesale customers and retail buyers at Zegna’s and Thom Browne’s respective showrooms in Milan and New York. The sample collections usually highlight styles and themes and occasions for use, and present a breakdown of products by product category, price range and look. In addition, our showrooms display the full Zegna and Thom Browne offerings across all product categories, simulating the effect of point-of-sale
displays. While this process has historically been carried out through in-person
meetings, as a result of the
COVID-19
pandemic we adopted tools allowing our wholesale customers and retail buyers to view and submit online orders for the sample collections. Similar tools may continue to be used following the lifting of restrictions related to the pandemic as an enhancement of the traditional sales campaign experience.
During the sales campaign, retail buyers place orders by selecting products in accordance with our buying guidelines, in particular with respect to DOSs, in order to ensure the consistency of the products’ assortment in the various stores.
Sales campaigns last approximately two months. During the sales campaign, the Brand and Merchandising and the Supply Chain teams regularly share information on the evolution of the order portfolio to align the initial forecasts for raw material procurement and production planning.
Procurement
Based on our forecasts and the order portfolio, we source the necessary raw materials, trimmings and finished goods through our network of selected suppliers. While the initial purchases are based on forecasts, we adjust and supplement such purchases based on actual orders as the sales campaign progresses.

Sourcing activities are separately carried out for our two segments, in the Zegna segment for apparel and leather accessories, on the one hand, and for the Textile product line, on the other hand. Trimmings (such as fabrics, buttons, linings, interlinings and zips) are purchased from selected suppliers for both the Zegna and the Thom Browne segments.
Approximately 40% of the raw materials used by the Zegna segment (excluding the Textile product line), such as wool, cotton, leather, silk, linen and cashmere, are purchased through our Textile product line, while the remaining approximately 60% is sourced from other selected suppliers. Approximately 10% of the raw materials used by the Thom Browne segment, such as wool, cotton, leather, silk, linen and cashmere, are purchased through the Zegna segment’s Textile product line, while the remaining approximately 90% is sourced from other selected suppliers.
In 2021, the Zegna segment (excluding the Textile product line) sourced raw materials, trimmings and finished goods from approximately 603 suppliers, of which around 197 provided raw materials, around 234 provided trimmings and around 172 provided finished goods.
In 2021, the Thom Browne segment sourced its raw materials, trimmings and finished goods from approximately 275 suppliers, of which around 194 provided raw materials, around 40 provided trimmings and around 41 provided finished goods. Many of the suppliers have worked with Thom Browne for over 10 years and are considered among the best in the industry, also working with other major luxury brands, including Zegna. The Thom Browne segment and the Zegna segment work closely together to develop custom fabrics made of cotton, wool, and cashmere.
The table below shows Zegna’s total cost for raw materials and consumables, broken down by category for the years ended December 31, 2021, 2020 and 2019.

	For the years ended December 31,
( € thousand, except percentages)	2021	2020	2019
Raw materials	(108,442)	(108,130)	(139,965)
Finished goods	(161,731)	(130,006)	(141,512)
Consumables	(12,951)	(10,909)	(14,067)
Change in raw materials, consumables and finished goods	(24,822)	131	(9,991)
Other	(1,663)	(1,655)	(4,266)

Total cost of raw materials and consumables	(309,609)	(250,569)	(309,801)

Based on the proposition that the very best garments can only come from the best natural resources, we have dedicated our efforts through the years to the research of only the finest raw materials and fabrics. A crucial role in this context is played by the Textile product line, in particular for the Zegna Branded Products product line of the Zegna segment. In order to produce Zegna and Thom Browne branded apparel, we source a portion of our requirements of fabrics from Lanificio, jersey from Dondi and printed fabrics from Bonotto.
Manufacturing
While the sales campaign is still ongoing, we start planning for our manufacturing activities. Production quantities are continuously refined based on the results of the sales campaign allowing us to be efficient. Manufacturing planning is based on several factors, including the type of products to be manufactured (e.g. whether they are seasonal, continuative or made to measure). The manufacturing phase consists of industrializing the samples based on the outcome of the product developers’ research, and recreating them in various sizes and colors for large production.
A distinctive feature of our manufacturing is that “Made in Italy” production represents approximately 70% of the overall production of our products, and approximately 40% of our products are manufactured directly in our facilities.
Zegna Segment
We carefully manage our production, operations and value chain, keeping production know-how
and industrial capabilities internally for certain product categories, while relying on a selected network of external long-standing suppliers in Italy and abroad for other product categories. Our sourcing team is committed to carefully selecting all of our suppliers and managing the supply relationships for their entire duration, ensuring the seamless operation of our supply chain. In determining whether to manufacture our products internally or through our network of manufacturers, we take into account a number of factors, such as the ready availability of the required know-how,
product quality, lead time and service levels, compliance with the “made in” parameters, safety and overall cost efficiency.

In-House
Manufacturing
Excluding our Textile product line’s production facilities described under “
—Brands, Collections and Products—Zegna Segment—Textile Product Line,
” our other production facilities are located in Mendrisio, Switzerland, for jackets, suits, shirts and the Made to Measure products; Verrone, Italy, for knitwear; San Pietro Mosezzo, Italy for formal Zegna branded jackets, suits and products of the Third Party Brands product line; Parma, Italy, for outerwear and leather accessories; and Turkey, for shirts.
Outsourcing
The manufacturing of several finished products is outsourced to external manufacturers. We have established long-term and stable relationships with most of them, who are mainly located in industrial districts in Italy, as well as in Turkey, Portugal, Romania, and, to a lesser extent, in Greater China and the United States. External manufacturers are carefully chosen based mainly on the quality of their work and their well-established relationship with Zegna. Costs, efficiency in planning and production, lead time and “made in” parameters are also key drivers in the selection process.
Contractual relationships with our external manufacturers are generally governed by supply agreements and, in some cases, by purchase orders based on our sourcing needs for each season. The supply agreements with some strategic external manufacturers generally have a term of several seasons. These generally include purchasing commitments on our part and strict quality specifications that our external manufacturers are required to meet.
Depending on the categories of products and other factors such as production lead time, production costs, quantity and ready availability of the relevant know-how,
our outsourced products are manufactured using two different approaches: façon manufacturing or “full package” manufacturing. When using the façon manufacturing model, we only outsource to our external manufacturers the confection stage (including cutting, sewing, washing and pressing), while we remain responsible for providing the designs, product specifications and raw materials and coordinating the entire production process throughout the various stages. Conversely, in the full package manufacturing model, we outsource to our external manufacturers the entire production process, including the procurement of raw materials and the coordination of the various production stages, while we purchase the finished products made to our specifications. We usually resort to the façon manufacturing model for our formal garments (such as suits, jackets, blazers and shirts), knitwear and shoes.
Thom Browne Segment
Since the acquisition of Thom Browne by Zegna, the production of Thom Browne’s garments has been mostly outsourced using the full package manufacturing model. First, the Thom Browne collections are designed in-house
in New York, then a sample collection is developed in cooperation with external product developers, and subsequently the manufacturing phase is entrusted to Thom Browne’s trusted external manufacturers. These external manufacturers are responsible for procuring the raw materials exclusively from suppliers that have been pre-approved
by Thom Browne, for coordinating the entire production process and delivering the finished product.
Approximately 80% of Thom Browne’s external manufacturing is done in Italy and in the United Kingdom, and the remaining 20% is done in Japan. A portion of Thom Browne’s production is also outsourced to Zegna’s Swiss and Italian production facilities, in particular made-to-measure
and tailored products, and a minor part of knit products are sourced from manufacturers based in the United Kingdom.
Logistics and Inventory Management
Zegna Segment
Our logistics department is responsible for organizing and managing the distribution of the finished products of the Zegna segment and preparing the documentation required for shipment, as well as the management of our warehouses and product inventory.
Our wholly-owned subsidiary Consitex S.A. is responsible for managing our primary distribution center and product inventory, the shipment of our products, and the logistics of the distribution of the finished products in all regions except for the European Union and the United Kingdom. For the European Union and the United Kingdom, such logistic activities are carried out by our subsidiary Ezi S.p.A. In North America, such activities are carried out through our subsidiary Ermenegildo Zegna Corporation, which manages a local secondary distribution center. In China, such activities are carried out through our subsidiary Zegna (China) Enterprise Management Co., Ltd, which also manages a local secondary distribution center. Regarding the products of our Third Party Brands product line, all logistic activities are carried out by our subsidiary Ezi S.p.A.

With respect to the shipment of our products, third party transportation specialists are engaged to transport goods by road, air or sea, based on factors such as distance to destination and urgency of the shipment.
Thom Browne Segment
Thom Browne’s logistics department and primary distribution center is located in Switzerland and managed by the subsidiary Thom Browne Trading SA., which is responsible for overseeing Thom Browne’s warehouses and product inventory and for organizing and managing the distribution and shipment of the finished products of the Thom Browne segment.
Thom Browne Trading SA. is responsible for the shipment of products for the Thom Browne segment, and the logistics of the distribution of the finished products in all regions. The Thom Browne segment also has a secondary distribution center in Japan, which is run by its subsidiary Thom Browne Japan Inc., and a secondary distribution center in the United States, which is managed by Thom Browne Inc. directly.
Similarly to the Zegna segment, the logistics department of the Thom Browne segment engages third party transportation specialists to transport goods by road, air or sea, based on factors such as distance to destination and urgency of the shipment.
Marketing and Advertising
Advertising and promotional support is a crucial tool for luxury companies like us to influence purchase selection, enhance the brand recognizability and encourage brand loyalty over time. We invest significant resources in advertising communication and marketing, which include a full set of activities ranging from pure digital and social media marketing initiatives to events like fashion shows, product collaborations and co-marketing
projects.
Zegna’s marketing strategy is based on an
all-round
approach with the customer at its center. We manage the relationship with our customers from an omni-channel perspective, enhancing the interaction between the digital and physical dimensions. Our customers shop across different channels, and through digital tools we directly and regularly inform them about new campaigns, products, and collaborations using original content we develop and produce for a specific project or collection. We aim to provide tailored content and messages to our customers and, through our presence on social media, we translate our craft and products into a narrative aimed at attracting them through inspiration. All our marketing campaigns focus on storytelling to strategically solidify our values in our customers’ minds.
Since 1910, we have inspired men to define their style identity, ensuring their character could be found in every detail of their outfits. The Zegna brand can count many leaders of business, sports, entertainment, design and culture as friends. Some have even become part of our extended family over the years, acting as testimonials for our brands. We also conduct targeted product placement activities on key opinion leaders, celebrities and influencers.
With respect to the Thom Browne segment, Thom Browne presents its seasonal collections in Paris through spectacular, theatrical and conceptual fashion shows during the men’s and women’s fashion weeks. These shows contribute to positioning the brand at the pinnacle of fashion and creativity, are the source of the narrative for each season and help generate significant editorial coverage in fashion, art and culture publications, both on paper and online. This innovative approach makes Thom Browne the brand of choice for a number of VIPs and celebrities worldwide. From highly successful actors and musicians in Korea, to U.S. athletes, actors and musicians of worldwide fame, the brand has proven to have a very strong appeal.
Dressing LeBron James and the entire team of the Cleveland Cavaliers basketball team in a tailored Thom Browne uniform has brought significant visibility of the brand and its iconic products to a global audience. A three-year partnership with FC Barcelona (which included dressing the entire team in Thom Browne suits from 2019 to 2021) played the same role.
The historical customer loyalty enjoyed by the Thom Browne brand is being reinforced through the introduction of new customer relationship management tools and initiatives.
Each of the Zegna segment and the Thom Browne segment have internal teams dedicated to marketing and advertising activities, each following slightly different marketing strategies depending on the brand. To better reach a wide but selected consumer target, we use various communication tools, from organic institutional and products press coverage to media partnerships, a varied media-mix
including digital marketing, digital media campaign, print, billboards, direct marketing and ad hoc initiatives in our boutiques where visual merchandising and windows displays are conceived to consistently adhere to the seasonal marketing strategy plan.

In addition to seasonal fashion shows, January Fall/Winter and June Spring/Summer collection presentations, specific shows and events are organized globally to strengthen our brands’ profiles and positioning and increase awareness on the most recent collections in local markets worldwide. Besides presenting new products, these events are planned to promote a direct involvement of the customers, media, celebrities, influencers, and industry key opinion leaders through exclusive events, as well as to reinforce the popularity of the brand and enhance its image.
Sales Channels
Our sales teams bring our customers into our community, sharing with them our creativity and craft, as well as our story and the journey of each item. These relationships are nurtured in-store
with respect to our DTC channel and in our showrooms with respect to our wholesale channel, with the aim to deliver a consistent and unique customer experience.
We distribute and sell our products in over 80 countries worldwide through a well-established network comprised of our DTC and wholesale distribution channels.
Our monobrand presence includes our DOSs (which are divided into boutiques and outlets) and our franchisees’ monobrand stores. Our multi-brand presence includes department stores, specialty stores and multi- brand
e-commerce
platforms.
Zegna Segment
For the year ended December 31, 2021, about 84% of our revenues from the Zegna Branded Products product line of the Zegna segment were generated through our DTC channel and about 16% was generated through the points of sale operated by our wholesale distribution channel and royalties.
DTC Channel
As of December 31, 2021, we operated 245 DOSs, of which 126 were in APAC, 69 were in EMEA, 37 were in North America and 13 were in Latin America. For the year ended December 31, 2021, the DTC channel generated revenues representing 84% of our revenues from the Zegna Branded Products product line of the Zegna segment. The latest significant store openings and renewals up to December 31, 2021 include Rome (Italy), Boston (United States), Prague (Czech Republic), Shanghai, Chongqing, Ningbo, Wuhan and Shenyang (China) and Bangkok (Thailand). Our DTC channel is distributed throughout the main markets in which we operate. We focus on maintaining a presence in prestigious and strategic locations, and in certain cases we enter into joint ventures with local partners in jurisdictions where Zegna would not be able to operate directly without a local partner or where the presence of a local partner is beneficial due to its knowledge of the local market and regulations. As an example, we have entered into joint ventures in the United Arab Emirates, Vietnam and India.
The aesthetics and customer experience of our DOSs are carefully planned and designed by our Artistic Direction team. Once opened, an internal staff of architects and visual merchandisers who are supported by external professional firms constantly maintain and restyle our DOSs as required. In addition, we have in place specific training programs dedicated to our sales staff, focusing on product knowledge and customer service.
To select the range of products sold in our DOSs, we establish guidelines at the group level based on market potential and the characteristics of the points of sale. Buyers and merchandisers in our regional offices then select the best selection of products in terms of models, materials and color variants.
Our DTC channel also includes an
e-commerce
shop operated directly through our website www.zegna.com, outlets, concessions within department stores around the world, certain travel retail stores directly operated by us (including those at Linate and Malpensa airports in Milan) and other
e-commerce
platforms through which we sell directly to our customers (such as TMall Luxury Pavilion, Farfetch and WeChat) and whose sales systems are integrated with Zegna’s sales and warehouse management systems.
Wholesale Channel
As of December 31, 2021, our monobrand distribution network included 195 points of sale operated by our wholesale customers and franchisees, of which 32 were in APAC, 89 were in EMEA, 59 were in North America and 15 were in Latin America. For the year ended December 31, 2021, the wholesale channel, including multibrand stores and royalties, generated revenues representing 16% of our revenues from the Zegna Branded Products product line of the Zegna segment.

Our wholesale distribution channel has developed through agreements with different types of wholesale customers, including in particular:

•
Franchisees
, which operate monobrand points of sale exclusively under the Zegna brands, in exchange for the payment of royalty fees to Zegna based on sales volumes. The franchising agreements governing these relationships typically have a medium term (providing for an automatic renewal or a renegotiation period prior to the term expiry). The contractual arrangements may also provide for minimum purchase obligations by the franchisee, and for the obligation by Zegna and/or the franchisee to invest certain amounts in marketing activities.

•
Department stores and multibrand specialty stores
, which purchase Zegna products for
re-sale
in their stores, sometimes in specific Zegna branded wall units. The contractual arrangements with this type of customers vary based on the relevant store’s standard terms.

•	Online multibrand stores . Zegna branded products are also sold via prestigious online multi-brand stores such as SSENSE, Mr. Porter and JD.
As with our DTC channel, we carefully manage and, if necessary, customize our distribution policies for our wholesale customers.
Within the wholesale distribution channel, duty free and travel retail stores operated by specialized players and located at major airports around the world have an important role, ensuring that the Zegna brands are present in major airports worldwide and in exclusive hotels, both in duty free and duty paid points of sale. These travel retail stores in the wholesale distribution channel are in addition to travel retail stores directly operated by us.
Thom Browne Segment
For the year ended December 31, 2021, about 53% of the Thom Browne segment’s revenues was generated through its DTC channel and about 47% was generated through the points of sale operated by Thom Browne’s wholesale distribution channel and royalties.
DTC Channel
As of December 31, 2021, Thom Browne operated 52 DOSs, of which 38 were in APAC, 9 were in EMEA and 5 were in North America.
Unlike other luxury fashion brands (including Zegna), Thom Browne, leveraging its customers’ awareness of the brand and presence in the main digital channels, has DOS locations of comparatively smaller size, which are usually destination stores with highly-trained staff. This allows for more flexibility in negotiations with landlords and alleviates pressure on rental charges, while Thom Browne still benefits from the inflow of loyal customers. Thom Browne’s strategy puts an emphasis on developing customer relationships rather than on positioning in key streets, while actively working to increase the visibility of its DOSs to attract new customers and to establish specific training programs for its DOS staff in order to ensure a consistent retail experience in the various geographies.
Thom Browne’s DOSs also include an
e-commerce
shop operated directly through the website www.thombrowne.com and carefully selected directly operated outlet sale locations. The latest significant store openings up to December 31, 2021 include Vancouver (Canada), London (UK), Milan (Italy), Macau, Shanghai, Shenzhen, Qingdao, Xiamen, Changsha and Ningbo (China).
Wholesale Channel
As of December 31, 2021, Thom Browne’s monobrand distribution network included 38 points of sale, of which 30 were in APAC, 5 were in EMEA and 3 were in North America.
The Thom Browne segment’s wholesale distribution channel works similarly to the Zegna segment’s and also consists of a presence in more than 300 wholesale multibrand stores globally, such as those operated by franchisees, department stores and online multi-brand stores for both men and women.

Intellectual property
Zegna Segment
As of the date of this report, and with an overall trademark portfolio including more than 3,600 registrations, the principal owned trademarks or trade names that we use in the Zegna segment’s business are “Ermenegildo Zegna” and “Zegna”, which we have registered in all the relevant products and services classes and in all of the countries in which we operate in the logo version and/or in the word/standard characters version or in versions which are adapted to various local alphabets or ideographs (e.g., Zegna written in Japanese, Katakana syllabary, in Chinese ideographs or in the Arabic alphabet). We have also registered certain other marks used on our products and in our main marketing projects such as our capsule collections. In connection with the implementation of the rebranding project, we expanded the trademark portfolio to the new logo and signifier.
Additionally, we have a portfolio of more than 700 domain names, including (i) registrations in all the countries in which we operate, (ii) the most common Zegna and Ermenegildo Zegna typos and (iii) early and basic protection for our main business and marketing projects.
Besides trademarks, we invest significant resources in protecting other aspects of our brands’ uniqueness. With more than 500 design and 9 copyright registrations covering several countries including the European Union, China and the United States, every season we select the most relevant and original products, patterns and, to the extent necessary, protect our rights, labels, and take action to protect their design and defend them against counterfeiting. In addition, we own 16 patents and one copyright for engineering work (thanks to special protections available in Italy), which are a result of our solid roots in fabric making and our pioneering efforts to improve performance and functionality in our products.
We devote significant resources to the protection and enhancement of our intellectual property assets and actively monitor the market, offline and online, for infringements or abuses of our trademarks and product designs. We are also active in enforcing our rights against third party infringements. In addition, we monitor third party applications for registration of trademarks that could be confused with our trademarks, and file oppositions against the applications for, or the registration of such trademarks in accordance with the laws and regulations of the relevant jurisdictions and cooperate with competent authorities worldwide to fight the counterfeiting of our products.
Thanks to the long-standing efforts discussed above, judicial and/or administrative decision in countries including China, Turkey, Mexico, Brazil and India have recognized our trademarks as well known and famous, giving Zegna the ability to benefit from a cross-class protection.
For a description of the licenses we grant in our business, please see “—
Brands, Collections and Products—Zegna Segment—Third Party Brands Product Line.
”
Thom Browne Segment
As at the date of this report, Thom Browne Inc. and its subsidiary Thom Browne Japan, Inc. own or control approximately 300 trademark registrations worldwide, with a number of additional applications pending. The principal owned trademarks or trade names that are used by Thom Browne are THOM BROWNE, a four-band design, a grosgrain ribbon in White, Red, White, Blue, White, and THOM GREY, which have been registered or for which applications for registration have been submitted, in text form or design form, in virtually all the jurisdictions in which Thom Browne operates.
In addition, the design marks shown as location marks, such as a tab on the back of a collar on a shirt or jacket, have been registered, or an application for registration has been submitted, including in the native language of certain important markets.
Thom Browne has also registered certain other marks used on its products and in its main marketing projects and maintains an ongoing program to constantly review and update filings and protections to extend the registrations to classes of goods for which new products are introduced from time to time.
In addition, Thom Browne has a portfolio of domain names, including a number of domain names featuring the “Thom Browne” name, such as ThomBrowne.com, Thombrowne.uk and similar domain names in the jurisdictions in which Thom Browne operates.
Thom Browne devotes significant resources to the protection of its intellectual property assets worldwide through a highly specialized brand protection program.
In-house
and outside specialists monitor all major markets as well as global social media and websites for misuse of Thom Browne’s intellectual property. To the extent infringements are detected, adequate enforcement steps are taken, including in cooperation with the relevant authorities.

Research and Development
Our competitiveness depends on, among other things, our ability to anticipate trends and to identify and respond to new and changing consumer preferences. We therefore devote significant resources to various research and development activities to design, create and develop new products for our collections. As of the date of this report, approximately 280 of our employees were involved in our research and development activities across the Zegna and Thom Browne segments.
Our research and development activities mainly relate to the development of new patterns and designs for our fabrics, the research of innovative and technological materials with specific features, the design, modeling and development of new products and the creation of prototypes.
In recent years, our research and development efforts have focused on the reduction of the overall number of new products launched, with a shift towards the activities for the creation of iconic products characterized by high visibility and superior growth, the creation and launch of ad hoc
capsule collections, and significant resources devoted to the development of products for our continuative products (which are generally sold across seasons with minimal style changes).
Regulatory Environment
We are required to comply with the laws and regulations applying to our products and operations in the various jurisdictions in which we operate, particularly in relation to the protection of intellectual property rights, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection, limits on cash payments, worker health and safety, environment and economic sanctions. We also use certain rare raw materials, such as vicuña yarns, which are only available in a very limited quantity and subject to strict export and processing regulations. Virtually all of our imported products are subject to custom duties and other taxes, which may impact the price of such products. We maintain compliance procedures and policies to assist in managing our import and export activities and ensure compliance with the laws and regulations of the jurisdictions where we operate.
C. Organizational Structure
Zegna is the parent company of the Zegna group. A list of the subsidiaries of Zegna as of the date of this report is included in Exhibit 8.1 to this report.
D. Property, Plants and Equipment
We operate through manufacturing facilities, corporate offices, showrooms, warehouses, stores, land and other buildings around the world, which are in part owned by us and in part leased from third parties.
Part of the real estate assets used in Zegna’s business operations is owned by EZ Real Estate S.r.l. (“
EZ Real Estate
”), a former subsidiary of Zegna which was demerged on November 1, 2021 as part of the Disposition, or by its subsidiaries. Such real estate assets include buildings hosting manufacturing facilities, corporate offices, showrooms, warehouses, land and other buildings, including our main manufacturing plants and offices in Italy (such as Zegna’s headquarter offices in Milan, the manufacturing facilities in Parma, San Pietro Mosezzo, Verrone and Oleggio, as well as part of the building located in Valdilana partly occupied by Zegna) and Switzerland (including the offices in Stabio and the manufacturing plant in Mendrisio) and certain Zegna stores, namely in Sandigliano and Oleggio (Italy) and London (United Kingdom). In addition, Lanificio Ermenegildo Zegna e Figli S.p.A. (“
Lanificio
”) owned part of our industrial building located in Valdilana (Italy), which was also demerged on November 1, 2021 as part of the Disposition. Most of the real estate properties directly or indirectly owned by EZ Real Estate or its subsidiaries are, and will continue to be, leased to us or our subsidiaries. Following the Disposition, we will continue to pay rent to EZ Real Estate or its relevant subsidiaries under the relevant lease agreements. With respect to Lanificio’s real estate assets that form part of the Disposition, appropriate arrangements have been put in place, effective as of November 1, 2021, to ensure the continued use by Zegna of such properties at market terms.
We also own certain real estate assets (manufacturing facilities, warehouses and offices) used by Cappellificio Cervo in Sagliano Micca (Italy), Bonotto in Molvena di Colceresa (Italy) and Dondi in Fossoli di Carpi (Italy) and Novi di Modena (Italy).
Our manufacturing facilities currently have capacity to increase production volumes in case necessary to meet higher demand.

The following table sets forth information relating to owned real estate assets used in the conduct of our business as of the date of this report.

Location	Use	Approximate Square Meters
Italy, Sagliano Micca, Via della Libertà 16	Factory, storage and offices	5,500
Italy, Molvena di Colceresa, Via dell’Artigianato	Factory, storage and offices	10,000
Italy, Fossoli di Carpi, Italy, via Budrione Migliarina 2/A	Factory, storage and offices	11,470
Italy, Novi di Modena, fraz. Rovereto sul Secchia, via Foscolo 11	Factory, storage and offices	975
In addition, we lease space from third-parties, mainly related to our DOSs and other direct points of sale around the world, but also to warehouses, offices and housing for our personnel. As of December 31, 2021, we directly operated 297 DOSs, totaling approximately 80,000 square meters of gross area, pursuant to lease agreements.
The total carrying value of our property, plant and equipment as of December 31, 2021 was €111,474 thousand compared to €244,127 thousand as of December 31, 2020, with the decrease mainly reflecting the Disposition as described above.
For information on our principal expenditures on property, plant and equipment, see “
Item 5—Operating and Financial Review and Prospects —Liquidity and Capital Resources—Capital Expenditure.
”

ITEM 4A	UNRESOLVED STAFF COMMENTS
None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read together with the rest of this document, including the information included under “Note on Presentation”, “Item 4. Information on the Company” and the Consolidated Financial Statements included elsewhere in this document. This discussion includes forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “ Cautionary Note Regarding Forward-Looking Statements” and “Item 3.D. Risk Factors”. Actual results may differ materially from those contained in any forward looking statements.
A. Operating Results
Overview
Zegna is a leading global luxury group, internationally recognized for the distinctive heritage of craftsmanship, quality and design associated with its Zegna and Thom Browne brands and the noble fabrics and fibers of its in-house
luxury textile and knitwear business. Since its foundation in 1910, Zegna has expanded beyond luxury textile production to ready-to-wear
products and accessories to become a highly recognized luxury lifestyle group. Zegna designs, manufactures, markets and distributes luxury menswear, footwear, leather goods and other accessories under the Zegna and the Thom Browne brands, and luxury womenswear and childrenswear under the Thom Browne brand. Zegna’s product range is complemented by eyewear, cufflinks and jewelry, watches, underwear and beachwear manufactured by third parties under licenses. Zegna’s business covers the entire value chain as a result of its design, manufacturing and distribution business. Zegna’s goal is to provide customers with excellent products that reflect its tradition of fine craftsmanship with exclusive design content and with a style that preserves the exceptional manufacturing quality that Zegna is known for, through the sourcing of superior raw materials, the careful finish of each piece, and the way they are delivered to customers. In 2021, 2020 and 2019, Zegna recorded revenues of €1,292,402 thousand, €1,014,733 thousand and €1,321,327 thousand, respectively, (Loss)/Profit for the year of (€127,661) thousand, (€46,540) thousand and €25,439 thousand, respectively, Adjusted EBIT of €149,115 thousand, €20,013 thousand and €107,274 thousand, respectively, and Adjusted Profit/(Loss) of €75,322 thousand, (€4,752) thousand and €43,047 thousand, respectively. For additional information relating to Adjusted EBIT and Adjusted Profit/(Loss), which are non-IFRS
measures, including a reconciliation of Adjusted EBIT and Adjusted Profit/(Loss) to profit/(loss), see
“—Non-IFRS
Financial Measures.”
Zegna operates its business in two segments: the Zegna segment (comprising three product lines: Zegna Branded Products, Textile and Third Party Brands (previously referred to as Strategic Alliances)) and the Thom Browne segment.
With respect to the Zegna Branded Products product line and the Thom Browne segment, Zegna operates via its direct-to-consumer
(DTC) channel worldwide through a network of 245 Zegna and 52 Thom Browne DOSs as of December 31, 2021 (255 Zegna DOSs (prior to the transformation of 17 DOSs in Korea into franchised stores) and 38 Thom Browne DOSs as of December 31, 2020). Zegna also distributes its products worldwide through monobrand or multibrand points of sale operated by its wholesale customers. Taking into account both the DTC channel and the wholesale distribution channel, Zegna is present in over 80 countries worldwide. Its DTC channel includes boutiques and outlets, as well as concessions in department stores and multibrand
e-commerce
marketplaces. In the wholesale channel, Zegna sells its products to franchisees, department stores, multibrand specialty stores and online multi-brand
e-tailers.
The activities of the Textile and Third Party Brands product lines follow their own operational phases and logics. Through the Textile product line, Zegna sells fabrics both to other product lines of the Zegna segment or to the Thom Browne segment, as well as to third party customers. Through the Third Party Brands product line, Zegna is engaged in the manufacturing and distribution or the supply of menswear to other fashion brands.
Trends, Uncertainties and Opportunities
The main trends, uncertainties and opportunities affecting Zegna are summarized below:
The Business Combination
On July 18, 2021, Zegna, IIAC and Zegna Merger Sub signed a business combination agreement that contemplated a series of transactions, which were ultimately completed through the Business Combination on December 17, 2021.
On November 1, 2021, Ermenegildo Zegna Holditalia S.p.A. completed the disposition of certain of its businesses through the statutory demerger under Italian law to a new company owned by its existing shareholders. The Disposition included, inter alia, Ermenegildo Zegna Holditalia S.p.A.’s real estate business, consisting of its former subsidiary EZ Real Estate, which directly and indirectly holds substantially all of the real estate assets formerly owned by the Zegna Group, as well as certain properties previously owned by Lanificio, and its 10% equity interest in Elah Dufour S.p.A. Most of the real estate properties directly or indirectly owned by EZ Real Estate were, and continue to be, leased to Zegna also following the Disposition.
The Business Combination was completed through a series of transactions executed on December 17, 2021, including a cross-border conversion whereby Ermenegildo Zegna Holditalia S.p.A., by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, converted into a Dutch public limited liability company (naamloze vennootschap) and transferred its legal seat from Italy to the Netherlands and amended its articles of association, upon which the Company changed its name to Ermenegildo Zegna N.V.
Following the completion of the Business Combination, on December 20, 2021, Zegna’s ordinary shares and public warrants began trading on the NYSE under the symbols “ZGN” and “ZGN WS”, respectively.
For additional information relating to the Business Combination please see Note 1 -
General Information
to the Consolidated Financial Statements included elsewhere in this Annual Report on Form
20-F.

Impact of the
COVID-19
pandemic
Zegna’s operations have been, and continue to be, affected by the ongoing outbreak of
COVID-19.
The global spread of
COVID-19
has led to governments around the world mandating, to various degrees and at various times, restrictive measures to contain the pandemic, including quarantine, social distancing, “shelter in place” or similar orders, travel restrictions and suspension of non-essential
business activities. The
COVID-19
pandemic has caused significant disruption to the global economy, consumer spending and behavior, tourism, supply chains and financial markets, leading to a global economic slowdown and a severe recession in several of the markets in which Zegna operates, which may persist even after restrictions are lifted.
In connection with the COVID-19 pandemic and related government measures, Zegna experienced suspension or slowdown of production at its manufacturing and logistics facilities in 2020 and 2021, as well as delays in deliveries of raw materials from suppliers and of deliveries of products to wholesale customers, temporary closures of its DOSs and its distribution partners’ stores, with a material adverse effect on Zegna’s revenues and results from operations, particularly in 2020.
The
COVID-19
pandemic resulted in a significant decline in the demand for Zegna’s products in 2020, including the Textile product line, whose customers, which are mainly businesses operating in the fashion apparel industry, reduced orders. Despite the negative impacts of the
COVID-19
pandemic on Zegna’s operations and the demand for Zegna’s products, primarily in 2020, the remote selling and retail
e-commerce
platforms continued to operate and Zegna implemented solutions to allow online purchases by wholesale customers. Zegna’s business has experienced a steady recovery in 2021 from the effects of the
COVID-19
pandemic, although certain restrictions remain in some of the markets where Zegna operates.
During the period in which Zegna’s manufacturing facilities were closed in 2020 (from mid-March 2020 to mid-May 2020), Zegna purchased some of its raw materials and finished goods from suppliers pursuant to commitments entered into prior to the onset of the
COVID-19
pandemic when demand was higher, which had an adverse impact on results in 2020. During 2020, Zegna took several actions to reduce cash outflows and secure its liquidity and financial position, including (i) the temporary suspension of several capital expenditure programs (including for store renewals), (ii) delaying non-essential
spending, and (iii) the sale of certain financial assets that were held as investments. In 2020 Zegna also took measures, the majority of which were reversed in 2021, to reduce costs and preserve profitability, including (i) the renegotiation of rent payable under lease agreements, (ii) temporary lay-offs
as permitted by local emergency legislation, (iii) accessing government support measures, (iv) salary and bonus cuts to directors and senior managers, and (v) significant reductions to marketing, travel and other expenses.
The
COVID-19
pandemic continues to impact the global economy. Although 2021 was characterized by steady recovery for Zegna’s business and the overall COVID-19 situation appears to have improved in countries that have rolled out vaccination campaigns, the extent to which
COVID-19
will impact its business, financial position, results of operations and cash flows in the future remains highly uncertain and cannot be accurately predicted at this time. Additionally, in the first months of 2022 Zegna experienced minor delays in production in certain countries where a significant number of its and its suppliers’ employees had to stay at home after becoming infected with COVID-19. Since March 2022, due to a new wave of the virus in certain parts of the Greater China Region and the resulting lockdown restrictions, Zegna has closed certain DOSs in the Greater China Region, and DOSs that have remained open have experienced significantly lower customer traffic.
See also “
Risk Factors—We are subject to risks related to the
COVID-19
pandemic or similar public health crises that may materially and adversely affect our business
”.
Fluctuations in exchange rates
A large portion of Zegna’s operations is in international markets outside the Eurozone, where Zegna records revenues and expenses in various currencies other than the Euro, which is the Group’s functional currency, mainly the Chinese Renminbi and the U.S. Dollar, as well as various other currencies. While Zegna’s revenues are denominated mainly in the local currencies of the respective markets (a share of revenues were generated in currencies other than the Euro corresponding to 70% in 2021, 66% in 2020 and 66% in 2019), a significant portion of its costs are denominated in Euro, mainly related to production and to its corporate headquarters and related functions. As a result, Zegna is affected by fluctuations in foreign currency exchange rates through (i) the translation of foreign currency financial statements into Euro upon consolidation of its subsidiaries with functional currencies other than Euro (translation impact), and (ii) transactions by Zegna entities in currencies other than their own functional currencies (transaction impact). In general, an appreciation of the Chinese Renminbi, U.S. Dollar or the other currencies in which Zegna operates against the Euro would positively impact Zegna’s revenues and results of operations, while a depreciation in those other currencies would have a negative impact.
Zegna seeks to mitigate the effects of its currency exposure by entering into derivative contracts (generally forward contracts for the sale of foreign currencies) in order to either fix exchange rates in advance, or to determine a predefined range of exchange rates at a future date. For the Zegna Branded Products and Textile product lines, Zegna initially defines sales prices in Euro, then sets the corresponding prices in other currencies by applying exchange rates selected by management based on reasonable expectations and assumptions. Forward sales contracts are made when the seasonal price lists in a given currency are set in order to mitigate the impact of any divergence between actual exchange rates and the expected exchange rates used by management, based on estimated revenues and setting the planned date of payment by customers as the date when the hedge contract matures. Additional hedging transactions may be entered into during the relevant season depending on actual developments in exchange rates. While Zegna has historically taken the foregoing measures with respect to the Zegna segment, it is implementing similar policies also in the Thom Browne segment, which has recently become more exposed to currency impact as it expands into international markets. For additional information on Zegna’s policies to manage its foreign currency exposure see “—
Qualitative and Quantitative Information on Financial Risks
”.

The following table sets forth Zegna’s revenues by currency of origin for the years ended December 31, 2021, 2020 and 2019.

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
Euro	387,251	344,288	447,231
Chinese Renminbi	501,824	375,359	342,962
U.S. Dollar	185,944	114,065	206,536
Japanese Yen	49,966	48,605	73,490
Pound Sterling	30,101	28,826	50,551
Hong Kong Dollar	17,168	27,182	72,472
United Arab Emirates Dirham	31,534	13,614	18,180
Other currencies	88,614	62,794	109,905

Total	1,292,402	1,014,733	1,321,327

The table below shows the exchange rates compared to the Euro of the main foreign currencies used by the Group.

	2021		2020		2019
	At December 31	Average	At December 31	Average	At December 31	Average
U.S. Dollar	1.133	1.183	1.227	1.142	1.123	1.119
Swiss Franc	1.033	1.081	1.080	1.070	1.085	1.113
Chinese Renminbi	7.195	7.629	8.023	7.874	7.821	7.735
Pound Sterling	0.840	0.860	0.899	0.890	0.851	0.878
Hong Kong Dollar	8.833	9.193	9.514	8.857	8.747	8.772
Singapore Dollar	1.528	1.589	1.622	1.574	1.511	1.527
United Arab Emirates Dirham	4.160	4.344	4.507	4.194	4.126	4.111
Japanese Yen	130.380	129.877	126.490	121.832	121.940	122.021
General economic conditions, macro events and international tourism
Purchases of Zegna’s products tend to be discretionary and therefore sales may be highly volatile, particularly during periods of economic slowdown, and are influenced by, among other factors, general economic conditions, consumer confidence and disposable consumer income, as well as levels of international travel and tourism. A substantial amount of Zegna’s sales is generated by customers who purchase products while traveling. In times of economic growth, consumers tend to have more disposable income and travel more frequently, which may increase demand for Zegna’s products. Conversely, when economic growth is stagnant or negative, consumers may delay or avoid discretionary spending, which may result in reduced demand for Zegna’s products.
In addition to adverse economic conditions, global political developments, social and geopolitical sources of unrest, natural disasters, travel restrictions imposed by governments (such as those relating to the
COVID-19
pandemic) and other events may also result in a shift in travel patterns or a decline in travel volumes, which have had in the past, and may have in the future, an adverse effect on Zegna’s business, financial position, results of operations and cash flows.
Significant inflationary pressures appeared in 2021 in many of the markets in which we operate and this trend has continued in early 2022. Although there were no material effects on our results of operations in 2021 from the recent rise in inflation affecting certain goods and services, management is carefully monitoring inflation, as well as any changes to interest rates that central banks may enact in attempts to combat inflation, to appropriately address the potential impacts on our operating costs and financial expenses in the future
Due to the ongoing conflict in Ukraine and resulting geopolitical tensions, many governments around the world, including those of the United States, the European Union, Japan and other jurisdictions, have recently announced the imposition of a variety of sanctions on certain industry and parties in Russia and the Ukrainian regions of Donetsk and Luhansk, as well as enhanced export controls on certain industries and products and the exclusion of certain Russian financial institutions from the SWIFT system. On March 11, 2022, the President of the United States issued an executive order prohibiting exports to Russia of luxury goods (including, inter alia, apparel, footwear and certain accessories with a per unit wholesale price of $1,000 or more). Shortly thereafter, on March 15, 2022, the Council of the European Union imposed new sanctions on Russia prohibiting the export of luxury goods having a value in excess of €300 per item (including clothing, footwear, leather and fashion accessories). These and any additional sanctions and export controls, or other measures taken, as well as any counterresponses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, our supply chain, with negative implications on the prices and availability of raw materials, and our customers, as well as the global financial markets and financial services industry. Following the escalation of the conflict in Ukraine we immediately suspended production of products for the Fall/Winter 2022 collection ordered by our Russian franchisees and distributors and it is uncertain whether and when we will resume such production. The Russian market represented 1.5%, 2.0% and 1.5% of our revenues in 2021, 2020 and 2019, respectively. Furthermore, the political unrest in Hong Kong that started in 2019 has impacted, and may continue to impact, our business, and we recognized impairment of €14,824 thousand from 2019 to 2021, of which €4,335 thousand in 2021, €3,631 thousand in 2020 and €6,858 thousand in 2019, primarily relating to DOSs.
Fluctuations in the price of raw materials
Zegna’s costs for raw materials are significantly impacted by fluctuations in the price of certain raw materials, including merino wool, cotton, cashmere, silk and rare raw materials such as vicuña. Price fluctuations in these raw materials may be driven by several factors, including both natural elements (e.g., weather conditions and diseases of livestock) and trade restrictions, tariffs and similar government measures which may limit or make more expensive the import or export of these raw materials. See also “–
General economic conditions, macro events and international tourism
” above.

The table below sets forth Zegna’s cost of raw materials and consumables for the years ended December 31, 2021, 2020 and 2019.

(Euro thousands, except percentages)	For the years ended December 31,						(Increase)/Decrease
	2021	As a % of Revenues	2020	As a % of Revenues	2019	As a % of Revenues	2021 vs 2020%		2020 vs 2019%
Raw materials	(108,442)	(8.4%)	(108,130)	(10.7%)	(139,965)	(10.6%)	(312)	(0.3%)	31,835	22.7%
Finished goods	(161,731)	(12.5%)	(130,006)	(12.8%)	(141,512)	(10.7%)	(31,725)	(24.4%)	11,506	8.1%
Consumables	(12,951)	(1.0%)	(10,909)	(1.1%)	(14,067)	(1.1%)	(2,042)	(18.7%)	3,158	22.4%
Change in raw materials, consumables and finished goods	(24,822)	(1.9%)	131	0.0%	(9,991)	(0.8%)	(24,953)	n.m. (*)	10,122	101.3%
Other	(1,663)	(0.1%)	(1,655)	(0.2%)	(4,266)	(0.3%)	(8)	(0.5%)	2,611	61.2%

Total cost of raw materials and consumables	(309,609)	(24.0%)	(250,569)	(24.7%)	(309,801)	(23.4%)	(59,040)	(23.6%)	59,232	19.1%

(*)	Throughout this section “n.m.” means not meaningful.
The price of wool has been subject to significant fluctuations in recent years. For example, the average price of Australian merino wool more than doubled from 2016 to 2018, declined significantly in the 2019-2020 period and has increased again in 2021 and early 2022, although current prices remain below 2018 levels.
Zegna’s management expects the price of wool to remain volatile and the availability of high-quality wool to continue to swing in the future. Zegna seeks to mitigate the risk of increases in the price of wool through a procurement policy that tends to spread purchases of wool over time and in advance of actual requirements in order to average out the purchasing costs. Nevertheless, Zegna remains exposed to fluctuations in the price of wool and other raw materials, including cashmere, for which the price rose significantly through 2021. As noted above, although there were no material effects on our results of operations in 2021 from the recent rise in inflation in certain goods and services, management is carefully monitoring inflation to appropriately address the potential impacts on our operating costs in the future.
Disposition of certain businesses
On November 1, 2021, Zegna completed the disposition by disposing of certain of its businesses, through the statutory demerger under Italian law to a new company owned by its existing shareholders of (i) its real estate business, consisting of Zegna’s former subsidiary EZ Real Estate, which directly and indirectly holds substantially all of the real estate assets formerly owned by the Zegna group, as well as certain properties previously owned by Lanificio, including part of Lanificio’s industrial building located in Valdilana and Lanificio’s hydroelectric plants, and (ii) its 10% equity interest in Elah Dufour S.p.A. ((i) and (ii) are collectively referred to as the “Demerger”). On January 14, 2021, Zegna sold 70% of its equity stake in Agnona S.r.l. (“Agnona”) to a related party for consideration of €1 and as a result Agnona was deconsolidated from the start of the year. The Group subsequently disposed of the remaining 30% stake in Agnona in two tranches in September and October 2021 for total consideration of Euro 500 thousand (the disposition of the stake in Agnona, together with the Demerger, are referred to as the “Disposition”, and the foregoing divested businesses are referred to collectively as the “Disposed Businesses”).
Zegna’s consolidated revenues for the years 2021, 2020 and 2019 were €1,292,402 thousand, €1,014,733 thousand and €1,321,327 thousand, respectively, of which nil, €9,805 thousand and €15,545 thousand, respectively, related to the Disposed Businesses (primarily Agnona). The majority of the real estate properties directly or indirectly owned by EZ Real Estate are, and will continue to be, leased to Zegna. Such real estate assets leased to Zegna include buildings hosting the main manufacturing plants and offices of the Zegna Group in Italy (including Zegna’s headquarter offices in Milan, the manufacturing facilities in Parma, San Pietro Mosezzo and Oleggio, as well as part of the building located in Valdilana partly occupied by Zegna) and Switzerland (including the offices in Stabio and the manufacturing plant in Mendrisio) as well as certain Zegna stores in Sandigliano and Oleggio (Italy) and London (United Kingdom). Following the Disposition, Zegna continues to pay rent to EZ Real Estate or its relevant subsidiaries under the relevant lease agreements. With respect to Lanificio’s real estate assets that form part of the Disposition, appropriate arrangements have been put in place to ensure the continued use by Zegna of such properties at market terms.
The Disposed Businesses also include Oasi Zegna, a freely accessible natural reserve in Piemonte established by Zegna in 1993 with the goal of fostering a positive relationship with the local territory and the community by creating a lasting environment for the public to enjoy. Following the Disposition and to strengthen the mutually beneficial and inspiring relationship between Zegna and Oasi Zegna, Zegna has entered into an arrangement whereby Oasi Zegna will provide licensing, marketing and other sustainability-related services.
Tax obligations and changes in tax laws, estimates, treaties and regulations
Zegna is subject to taxation in Italy, the USA and China, as well as various other jurisdictions, with the applicable tax rates varying by jurisdiction. As a result, Zegna’s overall effective tax rate is affected by the proportion of earnings from the various tax jurisdictions and by the ability to generate sufficient and suitable future taxable profits from which the reversal of any deferred tax assets can be deducted. Zegna recognizes tax expenses in multiple tax jurisdictions based on i) the estimates of taxable income, ii) the required reserves for uncertain tax positions, iii) deductible temporary differences, tax loss carry-forwards and tax credits to the extent that their future offset is probable, iv) withholding taxes on unremitted earnings, and v) on the way in which Zegna intends to recover or settle the carrying amount of deferred tax assets and liabilities. At any time, there are multiple tax years that are subject to examinations by various tax authorities.
Additionally, Zegna is subject to duties applicable to the importation of our products in various countries in which we operate, which may impact the cost of such products. In addition, countries to which we ship our products may impose safeguard quotas to limit the quantity of products that may be imported. We rely on free trade agreements and other supply chain initiatives in order to maximize efficiencies relating to the importation of our products.

Acquisitions
On June 4, 2021, Zegna acquired a 60% equity interest in Tessitura Ubertino S.r.l. (“Tessitura Ubertino”), a company specialized in the textile business, to further strengthen Zegna’s verticalization strategy, for cash consideration of approximately €7,050 thousand, including a €1,170 thousand earn-out
payment that will be payable 50% in 2022 and 50% in 2023 subject to Tessitura Ubertino achieving certain predetermined operating performance targets for the years 2021 and 2022, respectively. Tessitura Ubertino was consolidated in Zegna’s consolidated financial statements starting on June 4, 2021, and contributed revenues of €5,625 thousand and profit for the year of €561 thousand to the Group from that date until December 31, 2021.
On July 19, 2019, Zegna acquired a 65% equity interest in Gruppo Dondi S.p.A. (“Dondi”), a company specialized in the manufacturing of high-end
jersey, to further strengthen Zegna’s verticalization strategy, for cash consideration of approximately €18,075 thousand (including certain earn-out
payments). Dondi was consolidated in Zegna’s consolidated financial statements starting from September 1, 2019. In 2021 the Group paid contingent consideration of €710 thousand based on the achievement of certain predetermined performance targets by Dondi.
For additional information relating to acquisitions made by Zegna subsequent to December 31, 2021 please refer to the section
“—Recent developments”
.
Seasonality
The luxury apparel market in which Zegna operates is subject to seasonal fluctuations in sales. Zegna’s sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection. With regards to retail sales at Zegna’s DOSs, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season and in January and February, in correspondence with the Chinese New Year celebrations. However, several events may affect retail sales, including adverse weather conditions or other macroeconomic and external events (including the
COVID-19
pandemic).
Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and leases.
As a result of the foregoing, the financial results for interim periods may not be indicative of results for the entire fiscal year. Zegna expects such seasonal trends to continue.
COVID-19-Rent
Reductions
In May 2020 and March 2021, the IASB issued an amendments to IFRS 16 -
Leases
(“IFRS 16”) exempting lessees from determining whether
COVID-19-related
rent concessions are lease modifications, thereby providing a practical expedient to immediately recognize the entire economic benefit of such rental discounts in the statement of profit and loss. Zegna adopted the amendments effective January 1, 2020 and elected not to treat
COVID-19
related rent concessions as lease modifications. For the year ended December 31, 2021 and 2020, Zegna recognized lease expenses net of rent reductions of €12,877 thousand and €24,931 thousand, respectively, received as a result of the effects of the
COVID-19
pandemic.

Results of Operations
For the year ended December 31, 2021, compared with the year ended December 31, 2020
The following is a discussion of Zegna’s results of operations for the year ended December 31, 2021 as compared to the year ended December 31, 2020, and for the year ended December 31, 2020 as compared to the year ended December 31, 2019.

(Euro thousands)	For the years ended December 31,
	2021	Percentage of revenues	2020	Percentage of revenues	2019	Percentage of revenues
Revenues	1,292,402	100.0%	1,014,733	100.0%	1,321,327	100.0%
Other income	8,260	0.6%	5,373	0.5%	7,873	0.6%
Cost of raw materials and consumables	(309,609)	(24.0)%	(250,569)	(24.7)%	(309,801)	(23.4)%
Purchased, outsourced and other costs	(353,629)	(27.4)%	(286,926)	(28.3)%	(371,697)	(28.1)%
Personnel costs	(367,762)	(28.5)%	(282,659)	(27.9)%	(331,944)	(25.1)%
Depreciation, amortization and impairment of assets	(163,367)	(12.6)%	(185,930)	(18.3)%	(177,068)	(13.4)%
Write downs and other provisions	(19,487)	(1.5)%	(6,178)	(0.6)%	(1,017)	(0.1)%
Other operating costs	(180,836)	(14.0)%	(30,399)	(3.0)%	(49,034)	(3.7)%

Operating (Loss)/Profit	(94,028)	(7.3)%	(22,555)	(2.2)%	88,639	6.7%
Financial income	45,889	3.6%	34,352	3.4%	22,061	1.7%
Financial expenses	(43,823)	(3.4)%	(48,072)	(4.7)%	(37,492)	(2.8)%
Foreign exchange (losses)/gains	(7,791)	(0.6)%	13,455	1.3%	(2,441)	(0.2)%
Result from investments accounted for using the equity method	2,794	0.2%	(4,205)	(0.4)%	(1,534)	(0.1)%
Impairments of investments accounted for using the equity method	—	0.0%	(4,532)	(0.4)%	—	0.0%

(Loss)/Profit before taxes	(96,959)	(7.5)%	(31,557)	(3.1)%	69,233	5.2%
Income taxes	(30,702)	(2.4)%	(14,983)	(1.5)%	(43,794)	(3.3)%

(Loss)/Profit for the year	(127,661)	(9.9)%	(46,540)	(4.6)%	25,439	1.9%
Revenues
Zegna generates revenues primarily from the sale of its products (net of returns and discounts), as well as from fees for services provided, royalties received from third parties and licensees.
The following table sets forth a breakdown of revenues by product line for the years ended December 31, 2021, 2020 and 2019.

( Euro thousands )	For the years ended December 31,			Increase/(Decrease)
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Zegna branded products	847,311	636,478	919,545	210,833	33.1%	(283,067)	(30.8)%
Thom Browne	263,397	179,490	160,595	83,907	46.7%	18,895	11.8%
Textile	102,244	87,615	108,513	14,629	16.7%	(20,898)	(19.3)%
Third Party Brands	74,957	82,273	91,720	(7,316)	(8.9)%	(9,447)	(10.3)%
Agnona	1,191	12,389	17,691	(11,198)	(90.4)%	(5,302)	(30.0)%
Other	3,302	16,488	23,263	(13,186)	(80.0)%	(6,775)	(29.1)%

Total revenues	1,292,402	1,014,733	1,321,327	277,669	27.40%	(306,594)	(23.20)%

The following table sets forth a breakdown of revenues by sales channel for the years ended December 31, 2021, 2020 and 2019.

(Euro thousands)	For the years ended December 31,			Increase/(Decrease)
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Direct to Consumer (DTC) - Zegna branded products	712,862	527,972	743,012	184,890	35.0%	(215,040)	(28.9)%
Direct to Consumer (DTC) - Thom Browne branded products	138,567	85,268	61,045	53,299	62.5%	24,223	39.7%

Total Direct to Customer (DTC)	851,429	613,240	804,057	238,189	38.8%	(190,817)	(23.7)%
Wholesale Zegna branded products	134,449	108,506	176,533	25,943	23.9%	(68,027)	(38.5)%
Wholesale Thom Browne branded products	124,830	94,222	99,550	30,608	32.5%	(5,328)	(5.4)%

Wholesale Third Party Brands and Textile	177,201	169,888	200,233	7,313	4.3%	(30,345)	(15.2)%
Wholesale Agnona	1,191	12,389	17,691	(11,198)	(90.4)%	(5,302)	(30.0)%

Total Wholesale	437,671	385,005	494,007	52,666	13.7%	(109,002)	(22.1)%

Other	3,302	16,488	23,263	(13,186)	(80.0)%	(6,775)	(29.1)%

Total revenues	1,292,402	1,014,733	1,321,327	277,669	27.4%	(306,594)	(23.2)%
The following table sets forth a breakdown of revenues by geographical area for the years ended December 31, 2021, 2020 and 2019.

(Euro thousands, except percentages)	For the years ended December 31,			Increase/(Decrease)
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
EMEA (1)	380,325	315,879	431,384	64,446	20.4%	(115,505)	(26.8)%
of which Italy	158,722	121,202	140,676	37,520	31.0%	(19,474)	(13.8)%
of which UK	37,682	32,985	58,012	4,697	14.2%	(25,027)	(43.1)%
North America (2)	191,283	131,049	233,327	60,234	46.0%	(102,278)	(43.8)%
of which United States	176,059	114,818	205,744	61,241	53.3%	(90,926)	(44.2)%
Latin America (3)	19,971	12,915	25,404	7,056	54.6%	(12,489)	(49.2)%
APAC (4)	696,344	551,650	626,059	144,694	26.2%	(74,409)	(11.9)%
of which Greater China Region	588,876	438,193	458,294	150,683	34.4%	(20,101)	(4.4)%
of which Japan	55,479	61,523	90,240	(6,044)	(9.8)%	(28,717)	(31.8)%
Other (5)	4,479	3,240	5,153	1,239	38.2%	(1,913)	(37.1)%

Total	1,292,402	1,014,733	1,321,327	277,669	27.4%	(306,594)	(23.2)%

(1)	EMEA includes Europe, the Middle East and Africa.
(2)	North America includes the United States of America and Canada.
(3)	Latin America includes Mexico, Brazil and other Central and South American countries.
(4)	APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)	Other revenues mainly include royalties and certain sales of old season products.
2021 compared to 2020
Revenues for the year ended December, 2021 amounted to €1,292,402 thousand, an increase of €277,669 thousand or 27.4%, compared to €1,014,733 thousand for the year ended December 31, 2020.
By product line, the increase in revenues was mainly related to (i) an increase of €210,833 thousand (+33.1%) in Zegna branded products, (ii) an increase of €83,907 thousand (+46.7%) in Thom Browne and (iii) an increase of €14,629 thousand in Textile, which experienced double digit percentage growth, partially offset by (iv) decreases of €7,316 thousand, €11,198 thousand and €13,816 thousand in Third Party Brands, Agnona (which was disposed of as part of the Disposition) and Other, respectively. The increase in Zegna branded products was attributable to sales growth in all categories and primarily in luxury leisurewear and shoes as well as higher volumes in 2021 as 2020 was more severely impacted by temporary store closures related to
COVID-19
restrictions. The increase in Thom Browne reflects higher revenues in all product lines in both menswear and womenswear categories, and the introduction of a new kidswear line during the year.
By sales channel, the increase in revenues was mainly related to (i) an increase of €238,189 thousand (+38.8%) in the DTC channel and (ii) an increase of €52,666 thousand (+13.7%) in the Wholesale channel. The increase in the DTC channel consisted of a €184,890 thousand increase in Zegna branded products, driven by higher volumes, primarily in in the United States, EMEA and the Greater China Region, while revenues declined in other APAC markets which continue to be negatively affected by
COVID-19
restrictions and due to the conversion of 17 DOS’s in Korea to franchising in January 2021, and a €53,299 thousand increase in Thom Browne, which experienced growth in all product lines and geographies, and benefited from the opening of fourteen new stores in 2021. The increase in the Wholesale channel was driven by Thom Browne branded products, mainly in EMEA and APAC, and Zegna branded products, mainly in North America and APAC, as well as the recovery of the Textile product line, especially in the second half of 2021, as order intake in 2020 was adversely affected by the
COVID-19
pandemic.

By geographical area, the increase in revenues was mainly related to (i) an increase of €144,694 thousand in APAC mainly due to higher local consumption in the Greater China Region driven by restrictions on international travel, as well as the opening of ten new Thom Browne stores in 2021, (ii) an increase of €64,446 thousand in EMEA driven by significant growth in the Thom Browne Wholesale channel, as well as the DTC channel, which was impacted by the
COVID-19
pandemic in 2020, especially in the UAE, and (iii) an increase of €60,234 thousand in North America driven by the recovery of the DTC channel following the reversal of
COVID-19
restrictions.
For further details on revenues with respect to each of Zegna’s two segments for the year ended December 31, 2021 compared with the year ended December 31, 2020, see “–
Results by Segment
” below.
2020 compared to 2019
Revenues for the year ended December 31, 2020 amounted to €1,014,733 thousand, a decrease of €306,594 thousand or 23.2%, compared to €1,321,327 thousand for the year ended December 31, 2019.
By product line, the increase in revenues was mainly related to (i) a decrease of €283,067 thousand
(-30.8%)
in Zegna branded products, (ii) a decrease of €20,898 thousand
(-19.3%)
in Textile and (iii) a decrease of €9,447 thousand
(-10.3%)
in Third Party Brands, partially offset by (iv) an increase of €18,895 thousand (+11.8%) in Thom Browne. In particular: sales of Zegna branded products were negatively impacted by the
COVID-19
pandemic outbreak in 2020, especially in relation to formalwear; Textile experienced lower demand and order cancellations as a result of
COVID-19,
only partially offset by the acquisition of Dondi in 2019 (Dondi was consolidated for a full twelve months in 2020 compared to four months in 2019); Third Party Brands also experienced lower demand driven by
COVID-19;
Thom Browne revenues increased by €24,223 thousand in the DTC channel driven by new store openings (both for stores opened in 2020 and for the full year effect of new stores opened in 2019) and an increase in
E-Commerce
sales, only partially offset by a decrease of €5,328 thousand in the Wholesale channel from the partial shift of deliveries of the Spring Summer 2021
Pre-Collection
from the fourth quarter of 2020 to first quarter of 2021.
By sales channel, the decrease in revenues was mainly related to (i) a decrease of €190,817 thousand
(-23.7%)
in the DTC channel, (ii) a decrease of €73,355 thousand
(-26.6%)
in the Wholesale Zegna Branded Products and Thom Browne channel and (iii) a decrease of €30,345 thousand
(-15.2%)
in the Wholesale Third Party Brands and Textile channel, with all channels negatively impacted by the
COVID-19
pandemic outbreak in 2020. The decrease in the DTC channel was driven by Zegna branded products, especially in EMEA and North America caused by the temporary closure of our stores in 2020 and by international travel restrictions as a result of the pandemic, the effects of which were partially offset by an increase in Thom Browne DTC sales as a result of new store openings and organic growth in the Greater China Region pushed by higher local consumption. The decrease in the Wholesale Zegna Branded Products and Thom Browne channel included a decrease of €68,027 thousand for Zegna branded products as a result of lower demand and cancellations in North America and EMEA as a consequence of temporary store closures and international travel restrictions, and a decrease of €5,328 thousand in Thom Browne as a result of the partial shift of deliveries of the Spring Summer 2021
Pre-Collection
from the fourth quarter of 2020 to the first quarter of 2021.
By geographical area, the decrease was mainly related to (i) a decrease of €115,505 thousand in EMEA, (ii) a decrease of €102,278 thousand in North America, and (iii) a decrease of €74,409 thousand in APAC, with all regions negatively impacted by the
COVID-19
pandemic to varying degrees. In the first half of 2020, APAC was significantly affected due to the full lockdown measures adopted in several countries, including the Greater China Region. The EMEA region was particularly impacted by lockdowns from the end of the first quarter of 2020 through most of the second quarter, with a partial recovery starting from June 2020, while the U.S. market was more significantly impacted in the second quarter of 2020. While Zegna resumed manufacturing activities during the second quarter of 2020, the temporary closures of our stores in different regions caused a decline in sales in the Zegna Branded Products DTC channel and in the Wholesale channel (mostly in EMEA and North America). In the second half of 2020, Zegna Branded Products experienced a steady recovery, especially in the Greater China Region thanks to higher local consumption as a consequence of international travel restrictions, while Thom Browne sales were supported by organic growth as well as new store openings.
For further details on revenues with respect to each of Zegna’s two segments for 2020 as compared to 2019, see
“ — Results by Segment
” below.
Other income
Other income mainly includes income from the sale of advertising materials, tax refund commissions and other miscellaneous income.
The following table sets forth other income for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands, except percentages)	For the years ended December 31,			Increase/(Decrease)
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Other income	8,260	5,373	7,873	2,887	53.7%	(2,500)	(31.8)%
2021 compared to 2020
Other income for the year ended December 31, 2021 amounted to €8,260 thousand, an increase of €2,887 thousand or 53.7%, compared to €5,373 thousand for the year ended December 31, 2020.

The increase in other income in 2021 compared to 2020 was primarily attributable to the sale of rights to build or develop airspace above a building in the United States.
2020 compared to 2019
Other income for the year ended December 31, 2020 amounted to €5,373 thousand, a decrease of €2,500 thousand or 31.8%, compared to €7,873 thousand for the year ended December 31, 2019.
The decrease in other income in 2020 compared to 2019 was primarily attributable to (i) lower tax refund commissions of €1,193 thousand driven by store closures as a result of the
COVID-19
pandemic and (ii) a decrease in sales of advertising materials of €528 thousand, mainly sales to franchisees, as well as a decrease in other miscellaneous income.
Cost of raw materials and consumables
Cost of raw materials and consumables consist primarily of the cost for materials and components used to manufacture Zegna’s products, such as wool, silk, leather and other fabrics, as well as the costs incurred for semi-finished products, finished goods and consumables. Cost of raw materials and consumables also includes write downs of raw materials and finished product inventory.
The table below sets forth Zegna’s cost of raw materials and consumables for the years ended December 31, 2021, 2020 and 2019.

(Euro thousands, except percentages)	For the years ended December 31,						(Increase)/Decrease
	2021	As a % of Revenues	2020	As a % of Revenues	2019	As a % of Revenues	2021 vs 2020%		2020 vs 2019%
Raw materials	(108,442)	(8.4%)	(108,130)	(10.7%)	(139,965)	(10.6%)	(312)	(0.3%)	31,835	22.7%
Finished goods	(161,731)	(12.5%)	(130,006)	(12.8%)	(141,512)	(10.7%)	(31,725)	(24.4%)	11,506	8.1%
Consumables	(12,951)	(1.0%)	(10,909)	(1.1%)	(14,067)	(1.1%)	(2,042)	(18.7%)	3,158	22.4%
Change in raw materials, consumables and finished goods	(24,822)	(1.9%)	131	0.0%	(9,991)	(0.8%)	(24,953)	n.m. (*)	10,122	101.3%
Other	(1,663)	(0.1%)	(1,655)	(0.2%)	(4,266)	(0.3%)	(8)	(0.5%)	2,611	61.2%

Total cost of raw materials and consumables	(309,609)	(24.0%)	(250,569)	(24.7%)	(309,801)	(23.4%)	(59,040)	(23.6%)	59,232	19.1%

(*)	Throughout this section “n.m.” means not meaningful.
2021 compared to 2020
Cost of raw materials and consumables for the year ended December 31, 2021 amounted to €309,609 thousand, an increase of €59,040 thousand or 23.6%, compared to €250,569 thousand for the year ended December 31, 2020.
The increase
in cost of raw materials and consumables was primarily attributable to (i) an increase in sales volumes in both Zegna branded products and Thom Browne (as described above) and (ii) an increase in inventory obsolescence costs in the Thom Browne segment.
Cost of raw materials and consumables as a percentage of revenues decreased from 24.7% for the year ended December 31, 2020 to 24.0% for the year ended December 31, 2021.
2020 compared to 2019
Cost of raw materials and consumables for the year ended December 31, 2020 amounted to €250,569 thousand, a decrease of €59,232 thousand or 19.1%, compared to €309,801 thousand for the year ended December 31, 2019.
The decrease in cost of raw materials and consumables in 2020 compared to 2019 was primarily attributable to (i) lower volumes of purchases of raw materials, goods and consumables of €46,499 thousand, driven by the decline in demand for Zegna’s products caused by the
COVID-19
pandemic and current temporary suspension of operation; and (ii) the slower pace throughout Zegna’s value chain as a result of temporary layoffs and other similar temporary measures; partially offset by (iii) a €2,065 thousand impairment recorded in 2020 of inventory pertaining to Agnona (the womenswear business held for sale at the end of 2020).
Cost of raw materials and consumables as a percentage of revenues increased from 23.4% in 2019 to 24.7% in 2020 due to the decreased overall volumes resulting in higher incidence of supply chain purchases.

Purchased, outsourced and other costs
Purchased, outsourced and other costs mainly consist of consultancy fees and corporate bodies fees, advertising and marketing expenses (which include communication and marketing costs, and expenses for advertising, media and events), lease expenses (primarily variable rents which are not dependent on an index or rate), service costs for outsourced manufacturing from third parties on commissions, freight, insurance and selling expenses, utilities and maintenance expenses, as well as other services.
The following table sets forth the purchased, outsourced and other costs for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands, except percentages)	For the years ended December 31,			(Increase)/Decrease
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Purchased, outsourced and other costs	(353,629)	(286,926)	(371,697)	(66,703)	(23.2)%	84,771	22.8%
Purchased, outsourced and other costs as % of Revenues	(27.4)%	(28.3)%	(28.1)%
2021 compared to 2020
Purchased, outsourced and other costs for the year ended December 31, 2021 amounted to €353,629 thousand, an increase of €66,703 thousand or 23.2%, compared to €286,926 thousand for the year ended December 31, 2020.
The increase in purchased, outsourced and other costs was primarily attributable to (i) an increase in consultancy fees and corporate bodies fees of €42,031 thousand, mainly due to €34,092 thousand of costs related to bank services, legal advisors and other consultancy services relating to the Business Combination, (ii) an increase in lease expenses of €23,590 thousand, including the effects of lower rent reductions received in 2021 compared to 2020 as a result of the
COVID-19
pandemic (rent reductions amounted to €12,877 thousand in 2021 compared to €24,931 thousand in 2020) as well as an increase of €8,756 thousand of variable lease payments driven by the increase in DTC sales and (iii) an increase of €9,757 thousand of advertising and marketing expenses mainly due to actions taken by Zegna in 2020 to reduce costs as a result of the
COVID-19
pandemic, partially offset by (iv) a decrease in costs for the outsourcing of production of €6,009 thousand driven by a change in mix of production inputs.
Purchased, outsourced and other costs as a percentage of revenues decreased from 28.3% for the year ended December 31, 2020 to 27.4% for the year ended December 31, 2021, mainly as a result of the significant increase in revenues as described above.
2020 compared to 2019
Purchased, outsourced and other costs for the year ended December 31, 2020 amounted to €286,926 thousand, a decrease of €84,771 thousand or 22.8%, compared to €371,697 thousand for the year ended December 31, 2019.
The decrease in purchased, outsourced and other costs in 2020 compared to 2019 was primarily attributable to the effects of the
COVID-19
pandemic, including (i) €8,696 thousand of reduced variable rents as a result of the decline in sales driven by the pandemic, €1,866 thousand of reduced short term rents and low value rental agreements, and €24,931 thousand savings resulting from rent reductions negotiated with landlords, (ii) Zegna’s cost reduction initiatives (including reductions in advertising and marketing activities amounting to €13,322 thousand), (iii) €15,418 thousand reduced costs for outsourced production related to lower volumes due to
COVID-19,
and (iv) lower freight, insurance and selling expenses of €11,572 thousand resulting from the decline in activity due to
COVID-19,
partially offset by (v) higher expenses for royalties of €1,102 thousand in 2020 compared to 2019 thanks to a new partnership agreement with the Fear of God brand.
Purchased, outsourced and other costs as a percentage of revenues increased from 28.1% in 2019 to 28.3% in 2020 mainly as a result of the decrease in revenues caused by the
COVID-19
pandemic.
Personnel costs
Personnel costs include expenses related to wages and salaries for Zegna’s employees, social and pension contributions, severance indemnities, uniforms, benefits and other payroll expenses, as well as share-based payments.
The following table sets forth personnel costs for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands, except percentages)	For the years ended December 31,			(Increase)/Decrease
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Personnel costs	(367,762)	(282,659)	(331,944)	(85,103)	(30.1)%	49,285	14.8%
Personnel costs as % of revenues	(28.5)%	(27.9)%	(25.1)%
2021 compared to 2020
Personnel costs for the year ended December 31, 2021 amounted to €367,762 thousand, an increase of €85,103 thousand or 30.1%, compared to €282,659 thousand for the year ended December 31, 2020.
The increase in personnel costs was primarily attributable to (i) an increase in wages and salaries of €61,802 thousand primarily due to the actions taken in 2020 in response to
COVID-19
(many of which were partially or fully reversed in 2021), including the impact of furlough and other temporary layoff measures taken at our DOSs, cuts on senior and mid-level
manager salaries and permanently reduced headcount in certain business functions, as well as €10,916 thousand relating to a one-time
gift of €1,500 to each employee of the Group as a result of the Company’s listing on the NYSE on

December 20, 2021 (which was paid in February 2022) and €8,702 thousand relating to a one-time
fixed extraordinary bonuses earned by certain of Zegna’s senior management team (excluding the CEO) which will be paid in 2024; (ii) an increase in share-based payments of €16, 290 thousand, including €5,380 thousand relating to the grant of performance share units, each representing the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer (“CEO”), other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions, €1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive
directors, and €3,536 thousand for other equity incentives granted to key management (see Note 42 -
Related party transactions
to the Consolidated Financial Statements included elsewhere in this Annual Report on Form
20-F
for additional information).
Personnel costs as a percentage of revenues increased from 27,9% for the year ended December 31, 2020 to 28.5% for the year ended December 31, 2021, driven by the 27.4% increase in revenues compared to an increase of 30.1% in personnel costs as described above.
2020 compared to 2019
Personnel costs for the year ended December 31, 2020 amounted to €282,659 thousand, a decrease of €49,285 thousand or 14.8%, compared to €331,944 thousand for the year ended December 31, 2019.
The decrease in personnel costs in 2020 compared to 2019 was primarily attributable to (i) €40,231 thousand of decreased compensation and benefits, primarily due to the actions taken in response to
COVID-19,
including the impact of furlough and other temporary layoff measures taken at our DOSs, cuts on senior and mid-level
manager salaries and permanently reduced headcount in certain business functions; and (ii) €3,468 thousand of decreased costs for uniforms (due to a uniform restyling initiative implemented in 2019 and to the reduced use of uniforms during the store closures resulting from the
COVID-19
pandemic in 2020); partially offset by (iii) higher severance costs of €2,530 thousand compared to 2019 mainly due to the reorganization of certain headquarter services, the permanent closure of some stores in Italy and the reduction of capacity at a plant in Spain.
Personnel costs as a percentage of revenues increased from 25.1% in 2019 to 27,9% in 2020 mainly due to lower overall sales, partially offset by the cost-reduction measures described above.
Depreciation, amortization and impairment of assets
Depreciation, amortization and impairment of assets consist of depreciation and amortization expenses related to property, plant and equipment, investment property, right-of-use
assets and intangible assets with finite useful lives (therefore excluding goodwill and brands). These costs are depreciated or amortized over their useful life. Impairment of assets includes impairments of right-of-use
assets, property, plant and equipment and intangible assets. Following the Disposition, certain assets previously owned by Zegna are leased from third parties, resulting in a decrease of depreciation of property, plant and equipment that is substantially offset by an increase in amortization of right-of-use
assets. For additional information on the Disposition please see the sections entitled
“—Trends, Uncertainties and Opportunities—The Disposition
”.
The following table sets forth a breakdown of depreciation, amortization and impairment of assets for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands, except percentages)	For the years ended December 31,			(Increase)/Decrease
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Depreciation and amortization	(154,195)	(166,205)	(168,210)	12,010	7.2%	2,005	1.2%
Impairment of assets	(9,172)	(19,725)	(8,858)	10,553	53.5%	(10,867)	(122.7)%

Depreciation, amortization and impairment of assets	(163,367)	(185,930)	(177,068)	22,563	12.1%	(8,862)	(5.0)%
Depreciation and amortization as % of Revenues	(11.9)%	(16.4)%	(12.7)%
Impairment of assets as % of Revenues	(0.7)%	(1.9)%	(0.7)%
Depreciation, amortization and impairment of assets as % of Revenues	(12.6)%	(18.3)%	(13.4)%
2021 compared to 2020
Depreciation, amortization and impairment of assets for the year ended December 31, 2021 amounted to €163,367 thousand, a decrease of €22,563 thousand or 12.1%, compared to €185,930 thousand for the year ended December 31, 2020.
The decrease in depreciation, amortization and impairment of assets was primarily attributable to (i) lower impairment of assets of €10,553 thousand and, in particular, lower impairment of right-of-use
assets of €9,230 thousand mainly due to impairments recognized in 2020 as a result of the effects of the
COVID-19
pandemic on the Group’s operations, primarily relating to leased stores in Hong Kong that are part of the Zegna Segment; (ii) a decrease of €8,361 thousand in depreciation of property, plant and equipment and investment property driven by the disposal of certain assets as part of the Disposition, as well as the effects of lower investments in 2020 as a measure to preserve liquidity following the
COVID-19
outbreak, and (iii) a decrease of €2,731 thousand in amortization of right-of-use
assets related to certain lease agreements renegotiated from fixed to variable payments, as well as to certain stores located in Italy and Japan that were fully impaired in the second half of 2020, partially offset by higher depreciation in the Thom Browne segment as a consequence of new store openings in 2020 and 2021.

Depreciation, amortization and impairment of assets as a percentage of revenues decreased from 18,3% for the year ended December 31, 2020 to 12.6%, driven by the 27.4% increase in revenues compared to an increase of 12.1% in depreciation, amortization and impairment of assets as described above.
2020 compared to 2019
Depreciation, amortization and impairment of assets for the year ended December 31, 2020 amounted to €185,930 thousand, an increase of €8,862 thousand or 5.0% compared to €177,068 thousand for the year ended December 31, 2019.
The increase in depreciation, amortization and impairment of assets in 2020 compared to 2019 was primarily attributable to (i) higher impairment of right-of-use
assets of €7,736 thousand compared to 2019 and (ii) higher impairment of property, plant and equipment of €3,194 thousand compared to 2019; partially offset by (iii) lower amortization of intangible assets of €856 thousand compared to 2019, and (iv) lower amortization of right-of-use
assets of €1,656 thousand as certain lease agreements in Hong Kong stores were renegotiated from fixed payments to variable payments and therefore not capitalized as right-of-use
assets.
Impairment of
right-of-use
assets in 2020 was €15,716 thousand compared to €7,980 thousand in 2019, while impairment of property, plant and equipment in 2020 was €4,011 thousand compared to €817 thousand in 2019; the increase is mainly related to the early termination of leases in Japan and Italy in 2020 resulting in charges of €10,564 thousand and €1,789 thousand, respectively, and €3,340 thousand relating to the impairment for leases in Hong Kong (due to lowered expectations on stores’ profitability related to political unrest started in 2019 and travel restrictions following
COVID-19
outbreak) and other regions. Rent reductions negotiated with landlords in 2020 due to
COVID-19
of €24,931 thousand are accounted for in purchased, outsourced and other costs, as permitted by the amendment to IFRS 16 on
COVID-19
rent reductions.
Depreciation, amortization and impairment of assets as a percentage of revenues increased from 13.4% in 2019 to 18.3% in 2020 due to (i) increase in 2020 impairment of assets and (ii) revenues decline in 2020 compared to 2019.
Write downs and other provisions
Costs for write downs and other provisions mainly include the bad-debt
provision on current receivables, impairment of held for sale assets, and accruals for legal expenses.
The following table sets forth write downs and other provisions for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands, except percentages)	For the years ended December 31,			(Increase)/Decrease
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Write downs and other provisions	(19,487)	(6,178)	(1,017)	(13,309)	(215.4)%	(5,161)	(507.5)%
Write downs and other provisions as % of revenue	(1.5)%	(0.6)%	(0.1)%
2021 compared to 2020
Write downs and other provisions for the year ended December 31, 2021 amounted to €19,487 thousand, an increase of €13,309 thousand compared to €6,178 thousand for the year ended December 31, 2020.
The change in write downs and other provisions was primarily attributable to (i) an unfavorable judgment that was handed down against the Group in respect of a legal claim related to a lease agreement in the US, resulting in the recognition of an additional provision of €12,192 thousand, and (ii) €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group is required to compensate Agnona in accordance with the terms of the related sale agreement, partially offset by a lower loss allowance on trade receivables and lower provisions for legal expenses and restoration obligations for leased stores, which were all impacted in 2020 by the effects of the
COVID-19
pandemic on the Group’s operations.
2020 compared to 2019
Write downs and other provisions for the year ended December 31, 2020 amounted to €6,178 thousand, an increase of €5,161 thousand, compared to €1,017 thousand for the year ended December 31, 2019.
The increase in write downs and other provisions in 2020 compared to 2019 was primarily attributable to (i) a provision for legal expenses relating to a lease agreement in the United Kingdom of €3,000 thousand, and (ii) higher provisions of €2,909 thousand for bad-debts
mainly due to an increase in overdue payments from third-party customers during the
COVID-19
pandemic.

Other operating costs
Other operating costs include indirect taxes, gifts and donations, bank fees, travel expenses, stationary and similar materials, losses and gains on disposals of assets, penalties and other expenses.
The following table sets forth operating costs for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands, except percentages)	For the years ended December 31,			(Increase)/Decrease
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Operating costs	(180,836)	(30,399)	(49,034)	(150,437)	n.m.	18,635	38.0%
Operating costs as % of revenue	(14.0)%	(3.0)%	(3.7)%
2021 compared to 2020
Other operating costs for the year ended December 31, 2021 amounted to €180,836 thousand, an increase of €150,437 thousand compared to €30,399 thousand for the year ended December 31, 2020.
The increase in other operating costs was primarily due to €152,869 thousand related to the Business Combination, including (i) €114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired, and (ii) €37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow, as part of the Business Combination. The release of these shares from escrow is subject to attainment of certain targets within a seven-year period. For additional information related to the Business Combination please refer to
“—The Business Combination”
.
2020 compared to 2019
Other operating costs for the year ended December 31, 2020 amounted to €30,399 thousand, a decrease of €18,635 thousand or 38.0%, compared to €49,034 thousand for the year ended December 31, 2019.
Costs for gifts, associations and donations in 2020 amounted to €10,834 thousand compared to €12,338 thousand in 2019, and included donations for €4,482 thousand to support the efforts against the spread of
COVID-19.
The decrease in other operating costs in 2020 compared to 2019 was primarily attributable to (i) a decrease of €11,231 thousand in travel expenses driven by reduced travel as a result of the
COVID-19
pandemic, (ii) lower bank fees of €3,381 thousand, (iii) reduced contributions to Fondazione Zegna in 2020 of €799 thousand (from €999 thousand in 2019 to €200 thousand in 2020), and (iv) a decrease in indirect taxes of €2,941 thousand.
Financial income and financial expenses
Financial income and financial expenses primarily include the effects of fair value changes on put options owned by non-controlling
interests in Zegna’s investments in the Thom Browne Group, the Gruppo Dondi S.p.A. and Lanificio Ermenegildo e Figli S.p.A., and fair value changes in liabilities for cash-settled share-based payments, as well as income and expenses relating to Zegna’s financial assets, the costs of hedging and derivatives, and interest income and expenses on financial assets and liabilities.
The following tables set forth financial income and financial expenses for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands, except percentages)	For the years ended December 31,	Increase/(Decrease)
2021	2020	2019	2021 vs 2020%	2020 vs 2019%
Financial income	45,889	34,352	22,061	11,537	33.6%	12,291	55.7%
Financial income as a % of revenues	3.6%	3.4%	1.7%

(Euro thousands, except percentages)	For the years ended December 31,	(Increase)/Decrease
2021	2020	2019	2021 vs 2020%	2020 vs 2019%
Financial expenses	(43,823)	(48,072)	(37,492)	4,249	8.8%	(10,580)	(28.2)%
Financial expenses as % of revenues	(3.4)%	(4.7)%	(2.8)%
2021 compared to 2020
Financial income for the year ended December 31, 2021 amounted to €45,889 thousand, an increase of €11,537 thousand or 33.6%, compared to €34,352 thousand for the year ended December 31, 2020. The increase in financial income was primarily related to (i) an increase of €7,033 thousand relating to fixed-income securities held by the Group (a gain of €17,845 thousand compared to a gain of €10,812 thousand in 2020), (ii) a gain of €20,675 thousand recognized following the purchase of an additional 5% of the Thom Browne Group in June 2021 and the derecognition of a portion of the liability for the written put option on the non-controlling
interest (compared to gains of €17,743 thousand on options in 2020, as further described below) and (iii) a gain of €2,760 thousand on derivative financial instruments relating to the closing of the Group’s option over its investment in Elah Dufour S.p.A., which was disposed of as part of the Disposition.
Financial expenses for the year ended December 31, 2021 amounted to €43,823 thousand, a decrease of €4,249 thousand or 8.8%, compared to €48,072 thousand for the year ended December 31, 2020. The decrease in financial expenses was primarily attributable to (i) a decrease of €4,370 relating to fixed-income securities, (ii) a decrease of €2,338 thousand relating to changes in the value of the put options owned by the non-controlling
interests in the Group’s investments in Thom Browne, Dondi and Lanificio (charges of €13,391 thousand in 2021 compared to €15,729 thousand in 2020), (iii) a decrease of interest and financial charges for lease liabilities of €1,633 thousand, and (vi) a decrease in interest on bank loans and overdrafts of €920, partially offset by (v) an increase of €4,137 relating to changes in the fair value of warrants, and (vi) an increase of €853 thousand in other financial expenses.

2020 compared to 2019
Financial income for the year ended December 31, 2020 amounted to €34,352 thousand, an increase of €12,291 thousand or 55.7%, compared to €22,061 thousand for the year ended December 31, 2019. The increase in financial income in 2020 compared to 2019 was primarily attributable to (i) the waiver by Zegna’s CEO of an option to sell back to Zegna 25,988 ordinary shares, which had been granted to him under his incentive plan, amounting to €9,975 thousand, and (ii) the decrease of €7,768 thousand of the fair value of Lanificio Ermenegildo Zegna e Figli S.p.A. option, partially offset by (iii) lower financial income from fixed-income securities, financial loans and other financial assets of €552 thousand, €1,103 thousand and €1,203 thousand, respectively.
Financial expenses for the year ended December 31, 2020 amounted to €48,072 thousand, an increase of €10,580 thousand or 28.2%, compared to €37,492 thousand for the year ended December 31, 2019. The increase in financial expenses in 2020 compared to 2019 was primarily attributable to (i) the increase of the fair value of Thom Browne Inc. and Gruppo Dondi S.p.A. options amounting to €15,538 thousand and €191 thousand, respectively, (ii) the increase of €5,926 thousand of fixed-income securities expenses compared to 2019 with some financial assets experiencing a decrease in fair value following
COVID-19
outbreak, partially offset by (iii) lower hedging operations expenses of €4,670 thousand primarily due to lower hedged volumes compared to 2019 as a consequence of the expected revenues decline related to
COVID-19,
(iv) lower interest expenses on bank loans and overdrafts of €1,483 thousand primarily due to lower average debt and lower interest rates compared to 2019 and (v) lower lease liabilities financial expenses of €907 thousand.
Exchange (losses)/gains
Exchange (losses)/gains include realized losses and gains on exchange differences and on fair value adjustments of derivatives and the effects of exchange rates from the remeasurement of options.
The following table sets forth exchange (losses)/gains for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands, except percentages)	For the years ended December 31,			Increase/(Decrease)
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Exchange (losses)/gains	(7,791)	13,455	(2,441)	(21,246)	(157.9)%	15,896	651.2%
Exchange (losses)/gains as % of revenue	(0.6)%	1.3%	(0.2)%
2021 compared to 2020
Exchange losses for the year ended December 31, 2021 amounted to €7,791 thousand compared to exchange gains of €13,455 thousand for the year ended December 31, 2020. Exchange gains for the year ended December 31, 2020 include gains of €14,171 thousand relating to the Thom Browne, Inc. put option.
2020 compared to 2019
Exchange gains for the year ended December 31, 2020 amounted to €13,455 thousand compared to exchange losses of €2,441 thousand for the year ended December 31, 2019. The change in exchange gains in 2020 compared to 2019 was primarily attributable to an exchange gain on the Thom Browne, Inc. put option of €14,171 thousand compared to a €3,163 thousand exchange loss in 2019 due to Euro appreciation against the US dollar going from 1.123 for the year ended December 31, 2019 to 1.227 for the year ended December 31, 2020.
Result and impairments of investments accounted for using the equity method
Result and impairments of investments accounted for using the equity method includes Zegna’s share of income and loss, as well as impairments, related to our investments recorded under the equity method of accounting.
The following tables set forth result and impairments of investments accounted for using the equity method for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands, except percentages)	For the years ended December 31,			Increase/(Decrease)
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Result from investments accounted for using the equity method	2,794	(4,205)	(1,534)	6,999	166.4%	(2,671)	(174.1)%
Impairments of investments accounted for using the equity method	—	(4,532)	—	4,532	100.0%	(4,532)	0.0%
Result and impairments of investments accounted for using the equity method as % of Revenues	0.2%	(0.9)%	(0.1)%

2021 compared to 2020
Result from investments accounted for using the equity method for the year ended December 31, 2021 amounted to a profit of €2,794 thousand compared to a loss of €4,205 thousand for the year ended December 31,2020, and primarily related to the Group’s investment in Tom Ford International LLC (“Tom Ford”) for both periods, as well as to Pelletteria Tizeta S.r.l. and Filati Biagioli Modesto S.p.A. in 2021.
Impairments of investments accounted for using the equity method for the year ended December 31, 2021 amounted to zero compared to €4,532 thousand for the year ended December 31, 2020, which was entirely related to the Group’s investment in Tom Ford.
2020 compared to 2019
Result from investments accounted for using the equity method for the year ended December 31, 2020 amounted to a loss of €4,205 thousand, an increase of €2,671 thousand or 174.1%, compared to €1,534 thousand for the year ended December 31, 2019, and primarily related to the Group’s investment in Tom Ford for both periods.
Impairments of investments accounted for using the equity method for the year ended December 31, 2020 amounted to €4,532 thousand and related entirely to the Group’s investment in Tom Ford, compared to zero for the year ended December 31, 2019.
Income taxes
Income taxes include the current taxes on the results of Zegna’s operations and any changes in deferred income taxes.
The following table sets forth income taxes for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands, except percentages)	For the years ended December 31,			(Increase)/Decrease
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Income taxes	(30,702)	(14,983)	(43,794)	(15,719)	(104.9)%	28,811	65.8%
Income taxes as % of revenue	(2.4)%	(1.5)%	(3.3)%
2021 compared to 2020
Income taxes for the year ended December 31, 2021 amounted to €30,702 thousand compared to €14,983 thousand for the year ended december 31, 2020.
The increase in income taxes was primarily attributable to higher non deductible costs related to the Business Combination and withholding taxes.
In order to facilitate the understanding of the Group’s effective tax rate, in addition to the total effective tax rate, we also present the effective tax rate net of the Italian Regional Income Tax (“IRAP”) considering IRAP is calculated on a different basis compared to the Italian corporate income tax (“IRES”). IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. The applicable IRAP rate was 5.57% for the parent company and 3.9% for the other Italian companies of the Group for each of the years ended December 31, 2021 and 2020. Zegna’s IRES tax rate was 24% for the years ended December 31, 2021 and 2020.
The effective tax rate net of IRAP was
-30.6%
for the year ended December 31, 2021 compared to
-43.8%
for the year ended December 31, 2020 (total effective tax rate of
-31.7%
and
-47.5%
for the years ended December 31, 2021 and 2020, respectively).
2020 compared to 2019
Income taxes for the year ended December 31, 2020 amounted to €14,983 thousand, a decrease of €28,811 thousand or 65.8%, compared to €43,794 thousand for the year ended December 31, 2019.
The decrease in income taxes in 2020 compared to 2019 was primarily attributable to the decrease in profit before taxes as a result of the
COVID-19
pandemic as well as the other factors that affected the results of operations as described above.
In order to facilitate the understanding of the Group’s effective income tax rate, in addition to the total effective tax rate, we also present the effective tax rate net of the Italian Regional Income Tax (“IRAP”) considering IRAP is calculated on a different basis compared to the Italian corporate income tax (“IRES”). IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. The applicable IRAP rate was 5.57% for the parent company and 3.9% for the other Italian companies of the Group for each of the years ended December 31, 2020 and 2019. Zegna’s IRES tax rate was 24% for the years ended December 31, 2020 and 2019.

The effective tax rate net of IRAP was
-43.8%
for 2020 compared to 60.1% for 2019 (total effective tax rate of
-47.5%
and 63.3% for 2020 and 2019, respectively). For 2020 the difference between the theoretical tax rate and the effective tax rate net of IRAP is primarily attributable to (i) deferred tax assets not recognized of €25,727 thousand, mainly related to tax losses of certain subsidiaries of the Group,
(ii) non-deductible
costs of €10,353 thousand, (iii) withholding tax on earnings of €6,221 thousand, partially offset by (iv) differences between foreign tax rates and the theoretical applicable tax rate and tax holidays of €20,321 thousand. For 2019 the difference between the theoretical tax rate and the effective tax rate net of IRAP is primarily attributable to (i) deferred tax assets not recognized of €9,386 thousand, mainly related to tax losses of certain subsidiaries of the Group,
(ii) non-deductible
costs of €7,349 thousand, (iii) withholding tax on earnings of €5,366 thousand, and (iv) differences between foreign tax rates and the theoretical applicable tax rate and tax holidays of €3,177 thousand.
The change in the effective tax rate net of IRAP is primarily attributable to the deferred tax assets not recognized and the differences between foreign tax rates and the theoretical tax rate.
Results by Segment
The following tables set forth revenues and Adjusted EBIT by segment for the years ended December 31, 2021, 2020 and 2019:
Revenues

(Euro thousands, except percentages)	For the years ended December 31,			Increase/(Decrease)
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Zegna segment	1,035,175	843,318	1,165,911	191,857	22.8%	(322,593)	(27.7)%
Thom Browne segment	264,066	179,794	161,200	84,272	46.9%	18,594	11.5%
Eliminations	(6,839)	(8,379)	(5,784)	(1,540)	18.4%	(2,595)	44.9%

Total	1,292,402	1,014,733	1,321,327	277,669	27.4%	(306,594)	(23.2)%
Adjusted EBIT

(Euro thousands, except percentages)	For the years ended December 31,			Increase/(Decrease)
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Zegna segment	111,018	(8,981)	91,385	119,999	n.m.	(100,366)	(109.8)%
Thom Browne segment	38,097	28,994	15,889	9,103	31.4%	13,105	82.5%

Total	149,115	20,013	107,274	129,102	645.1%	(87,261)	(81.3)%
Details of reconciled items for these segments are provided under “
Non-IFRS Financial Measures—Adjusted EBIT
”.
The following is a discussion of revenues and Adjusted EBIT for each segment for the year ended December 31, 2021 as compared to the year ended December 31, 2020 and for the year ended December 31, 2020 as compared to the year ended December 31, 2019.

Zegna Segment
The following table sets forth revenues and Adjusted EBIT for the Zegna segment for the years ended December 31, 2021, 2020 and 2019.

(Euro thousands, except percentages)	For the years ended December 31,			Increase/(Decrease)
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Revenues	1,035,175	843,318	1,165,911	191,857	22.8%	(322,593)	(27.7)%
Adjusted EBIT	111,018	(8,981)	91,385	119,999	n.m.	(100,366)	(109.8)%
Revenues
Revenues for the Zegna segment for the year ended December 31, 2021 amounted to €1,035,175 thousand, an increase of €191,857 thousand or 22.8%, compared to €843,318 thousand for the year ended December 31, 2020.
The increase in revenues for the Zegna segment was primarily attributable to: (i) Zegna branded products, driven in large part by growth in the luxury leisurewear and shoes categories and higher volumes in 2021 as 2020 was more severely impacted by temporary store closures related to
COVID-19
restrictions. Revenues in the DTC channel increased by €184,890 thousand (+35%), mainly due to robust growth in the United States, EMEA and the Greater China Region, while growth in other APAC markets was lower as they continue to be adversely affected by
COVID-19
restrictions. Revenues in the Wholesale channel increased by €25,943 thousand (+23.9%), mainly due to North America and APAC; (ii) an increase in Textile revenues to €102 million, reflecting double digit percentage growth, including the additional contribution of €5,619 thousand from Tessitura Ubertino which was acquired in June 2021; partially offset by (iii) a decrease in Third-Party Brands, reflecting a post-COVID-19
adjustment phase in the B2B business, as well as a decrease in Agnona and other revenues primarily as a result of the Disposition.
Revenues for the year ended December 31, 2020 amounted to €843,318 thousand, a decrease of €322,593 thousand or 27.7% compared to €1,165,911 thousand for the year ended December 31, 2019.
The decrease in revenues was primarily attributable to: (i) Zegna branded products, and in particular formalwear, which were negatively impacted by the
COVID-19
pandemic outbreak in 2020 that resulted in the temporary closure of our stores. Despite this, revenues started to recover in the second half of 2020, especially in the DTC channel in the Greater China Region driven by higher local consumption due to international travel restrictions; (ii) lower demand and order cancellations for Textile as a result of
COVID-19,
only partially offset by the acquisition of Dondi in 2019 (Dondi was consolidated for a full twelve months in 2020 compared to four months in 2019) and (iii) lower demand driven by
COVID-19
for Third Party Brands.
Adjusted EBIT
Adjusted EBIT for the Zegna segment for the year ended December 31, 2021 amounted to €111,018 thousand compared to (€8,981) thousand for the year ended December 31, 2020.
The change in Adjusted EBIT was primarily attributable to (i) higher revenues of €191,857 thousand driven by higher volumes in 2021, mainly driven by the luxury leisurewear and shoes categories and the other factors mentioned above, (ii) lower depreciation and amortization mainly due to the effects of lower investments in 2020 as a temporary measure to preserve liquidity following the
COVID-19
outbreak, partially offset by (iii) an increase in costs related to volumes (the increase in costs was lower in proportion to the increase in revenues) and (iv) several measures taken in 2020 to reduce costs and not entirely replicated in 2021 such as the renegotiation of rent payable under lease agreements, temporary lay-offs
as permitted by local emergency legislation, accessing government support measures, salary and bonus cuts to directors and senior managers, and significant reductions to marketing, travel and other expenses.
Adjusted EBIT for the year ended December 31, 2020 amounted to €(8,981) thousand, a decrease of €100,366 thousand compared to €91,385 thousand for the year ended December 31, 2019.
The decrease in Adjusted EBIT was primarily attributable to: (i) lower revenues and inefficiencies due to the impact of
COVID-19
as described above, partially offset by (ii) cost reduction initiatives to address the
COVID-19
crisis such as decreased personnel costs (reduced cost for compensation and benefits including the impact of furlough and other temporary layoff measures taken at our DOSs, cuts on senior and mid-level
manager salaries, reduced headcount and access to government aid), decrease of purchased, outsourced and other costs and other operating costs (savings resulting from rent reductions negotiated with landlords and other cost reductions in advertising and marketing and travel expenses) as well as a reduction in cost for raw materials and consumables as a direct consequence of sales decline.

Thom Browne Segment
The following table sets forth revenues and Adjusted EBIT for the Thom Browne segment for the years ended December 31, 2021, 2020 and 2019.

(Euro thousands, except percentages)	For the years ended December 31,			Increase/(Decrease)
	2021	2020	2019	2021 vs 2020%		2020 vs 2019%
Revenues	264,066	179,794	161,200	84,272	46.9%	18,594	11.5%
Adjusted EBIT	38,097	28,994	15,889	9,103	31.4%	13,105	82.5%
Revenues
Revenues for the Thom Browne segment for the year ended December 31, 2021 amounted to €264,066 thousand, an increase of €84,272 thousand or 46.9%, compared to €179,794 thousand for the year ended December 31, 2020.
Revenues for the Thom Browne segment increased in all sales channels, geographies and product lines in both menswear and womenswear categories, and a new kidswear line was introduced during the year. In particular, revenues in the DTC retail channel increased by €53,299 thousand (+62.5%), including the positive effects from the opening of fourteen new stores in 2021 (of which ten are in the APAC region, three in EMEA and one in North America), and revenues in Wholesale channel increased by €30,608 thousand (+32.5%), driven by sales in the EMEA and APAC regions.
Revenues for the year ended December 31, 2020 amounted to €179,794 thousand, an increase of €18,594 thousand or 11.5% compared to €161,200 thousand for the year ended December 31, 2019.
The increase in revenues of €18,594 thousand was primarily attributable to (i) new store openings in the DTC channel (both for stores opened in 2020 and for the full year effect of new stores opened in 2019) and (ii) an increase in
E-Commerce
sales, only partially offset by a decrease of €5,329 thousand in the Wholesale channel (mainly in North America and APAC, partially offset by an increase in EMEA) from the partial shift of deliveries of the Spring Summer 2021
Pre-Collection
from the fourth quarter of 2020 to first quarter of 2021.
Adjusted EBIT
Adjusted EBIT for the Thom Browne segment for the year ended December 31, 2021 amounted to €38,097 thousand compared to €28,994 thousand for the year ended December 31, 2020.
The increase in Adjusted EBIT for the Thom Browne segment was primarily attributable to (i) higher revenues of €84,272 thousand compared to 2020 (as described above), partially offset by (ii) an increase in costs driven by higher volumes and the provision for inventory, (iii) costs related to the DTC store network expansion, (iv) €8,702 thousand relating to a one-time
fixed extraordinary bonuses earned by certain of Zegna’s senior management team (excluding the CEO) which will be paid in 2024, and (v) investments to improve central administrative functions and processes.
Adjusted EBIT for the year ended December 31, 2020 amounted to €28,994 thousand, an increase of €13,105 thousand compared to €15,889 thousand for the year ended December 31, 2019.
The increase in Adjusted EBIT was primarily attributable to: (i) higher revenues of €18,594 thousand compared to 2019, (ii) the negative impact of €8,228 thousand recognized in the statement of profit and loss in 2019 relating to the purchase price step up of the fair value of inventory in 2019 as part of the purchase price accounting of the Thom Browne acquisition, and partially offset by (iii) cost increase related to DTC network expansion (ten new store openings in 2020, following thirteen new stores opened in 2019.

B. Liquidity and Capital Resources
Overview
Zegna’s principal sources of liquidity are cash flows from operations, borrowings available under bank credit lines and other forms of indebtedness, as well as available cash and cash equivalents. Zegna requires liquidity in order to meet its obligations and fund its business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase raw materials, consumables and goods for production, as well as to fund costs for services and other expenses. In addition to its general working capital and operational needs, Zegna uses significant amounts of cash for the following purposes: (i) capital expenditures to support its existing and future commercial network and production facilities (ii) principal and interest payments under its financial obligations, (iii) acquisitions, and (iv) returns of capital, including share repurchases and other corporate activities. Zegna makes capital investments primarily related to the opening of new stores or the renovation of existing stores, as well as initiatives to adapt its production facilities to emerging needs. In connection with the
COVID-19
crisis, Zegna has taken several measures to preserve its liquidity as described above (see “
—Trends, Uncertainties and Opportunities
”). Zegna believes its cash generation together with its available liquidity will be sufficient to meet its obligations and fund its business and capital expenditures for the foreseeable future.
Cash Flows
Year ended December 31, 2021 compared to the year ended December 31, 2020 and year ended December 31, 2020 compared to the year ended December 31, 2019
The following table summarizes the cash flows provided by/used in operating, investing and financing activities for each of the years ended December 31, 2021, 2020 and 2019. Refer to the consolidated cash flows statement and accompanying notes to the
Consolidated Financial Statements
included elsewhere in this annual report on Form
20-F
for additional information.

(Euro thousands, except percentages)	At December 31,			Increase/(Decrease)
	2021	2020	2019	2021 vs 2020	2020 vs 2019
Net cash flows from operating activities	281,155	70,906	174,122	210,249	(103,216)
Net cash flows (used in)/from investing activities	(82,004)	92,572	83,961	(174,576)	8,611
Net cash flows used in financing activities	(64,105)	(49,052)	(267,486)	(15,053)	218,434
Effects of exchange rate changes on cash and cash equivalents	7,454	(7,761)	1,698	15,215	(9,459)

Net increase/(decrease) in cash and cash equivalents	142,500	106,665	(7,705)	35,835	114,370
Cash and cash equivalents at the beginning of the year	317,291	210,626	218,331	106,665	(7,705)
Cash and cash equivalents at end of the year	459,791	317,291	210,626	142,500	106,665
Net cash flows from operating activities
2021 compared to 2020
Net cash flows from operating activities increased by 210,249 thousand to €281,155 thousand in 2021 from €70,906 thousand in 2020. The increase was primarily attributable to:

•	an increase in Adjusted EBIT of €129,102 thousand (see “—Non-IFRS Financial Measures’’ for important information on non-IFRS measures);

•
€33,875 thousand from a positive change in cash flows from Trade Working Capital, consisting of €69,911 thousand from the change in trade payables including customer advances driven by higher volumes in 2021 compared to 2020, which was impacted by the
COVID-19
pandemic, and €11,932 thousand from the change in inventories, partially offset by €47,969 thousand from the change in trade receivables, reflecting an increase in trade receivables driven by higher volumes;

•	€30,004 thousand from a positive change in cash flows from other operating assets and liabilities, partially offset by:

•	higher taxes paid of €26,875 thousand

2020 compared to 2019
Net cash flows from operating activities decreased by €103,216 thousand to €70,906 thousand in 2020 from €174,122 thousand in 2019. The decrease was primarily attributable to:

•
a decrease in profit/(loss) for the year prior to income taxes, financial income, financial expenses, exchange gains/losses and depreciation, amortization and impairment of assets, mainly driven by the adverse impacts of the
COVID-19
pandemic, including the temporary suspension of production and stores closures mainly during the first half of 2020;

•	higher inventories of €39,486 thousand in 2020 related to unsold stock due to COVID-19 adverse effect on Zegna sales (compared to an increase in inventories of €5,400 thousand in 2019); and

•	lower trade payables including customer advances due to contraction of the activities;
partially offset by:

•	a decrease in trade receivables of €35,675 thousand in 2020, driven by lower revenue volumes especially in the wholesale channel, compared to an increase of €8,377 thousand in 2019.
Net cash flows from/(used in) investing activities
2021 compared to 2020
Net cash flows used in investing activities amounted to €82,004 thousand in 2021 compared to net cash flows from investing activities of €92,572 thousand in 2020, representing a change of €174,576 thousand, primarily attributable to: (i) lower net proceeds of €70,904 thousand from the disposal of current financial assets and derivative instruments (€15,963 thousand in 2021 compared to €86,867 thousand in 2020), (ii) higher payments for property plant and equipment of €52,069 thousand (€79,699 thousand in 2021, including €45,817 thousand for the purchase of a building in London which was part of the Disposition, compared to €27,630 thousand in 2020) and (iii) lower proceeds from disposals of non-current
financial assets of €44,443 thousand, driven by the receipt of the full repayment in 2020 of a loan granted to Tom Ford for a total of €40,824 thousand.
2020 compared to 2019
Net cash flows from investing activities increased by €8,611 thousand from €83,961 thousand in 2019 to €92,572 thousand in 2020. The increase was primarily attributable to (i) higher proceeds from disposals of non-current
financial assets for €45,979 thousand driven by the full repayment in February 2020 of the loan granted to Tom Ford for a total of €40,824 thousand, including accrued interest, (ii) lower investments in property plant and equipment of €18,483 thousand as a result of Zegna’s measures to preserve liquidity in connection with
COVID-19
pandemic, and (iii) lower cash outflows for business combinations of €7,091 thousand, driven by the impact of the acquisition of Dondi in 2019, and (iv) lower payments for purchases of non-current
financial assets of €6,987 thousand, partially offset by (v) lower proceeds from disposals of current financial assets and derivative instruments for €74,221 thousand.
Net cash flow used in financing activities
2021 compared to 2020
Net cash flows used in financing activities for the year ended December 31, 2021 amounted to €64,105 thousand compared to €49,052 thousand in 2020. The increase in cash flows used in financing activities was primarily attributable to (i) net repayments of borrowings of €36,640 thousand in 2021 compared to net proceeds from borrowings of €44,323 thousand in 2020, (ii) payments of €40,253 thousand for the acquisition of non-controlling
interests in 2021 (€30,653 thousand for the acquisition of an additional 5% interest in Thom Browne and €9,600 thousand for the acquisition of an additional 10% interest in Lanificio), (iii) the cash distributed as part of the Disposition for €26,272 thousand in 2021, and (iv) higher payments of lease liabilities of €9,912 thousand reflecting new store openings and lower rent reductions received as a result of
COVID-19
pandemic, partially offset by the net cash proceeds from the Business Combination of €138,649 thousand.
The following table shows a breakdown of the net cash proceeds from the business combination:

(Euro thousands)
Proceeds from issuance of ordinary shares upon Business Combination	310,739
Proceeds from issuance of ordinary shares to PIPE Investors	331,385
Purchase of own shares from Monterubello	(455,000)
Payments of transaction costs related to the Business Combination	(48,475)

Net cash proceeds from the Business Combination	138,649
2020 compared to 2019
Net cash flows used in financing activities decreased by €218,434 thousand from €267,486 thousand in 2019 to €49,052 thousand in 2020. The decrease in cash flows used in financing activities was primarily attributable to (i) higher proceeds of borrowings of €134,511 thousand, (ii) lower repayments of borrowings of €51,822 thousand, (iii) lower payments for lease liabilities for €19,761 mainly as a result of lease renegotiation and rent reductions to face
COVID-19
pandemic and (iv) €13,191 lower dividend payments as a measure to preserve Zegna group liquidity in connection with the
COVID-19
pandemic.

Capital Expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
The following table shows a breakdown of capital expenditure by category for each of the years ended December 31, 2021, 2020 and 2019:

(Euro thousands)	At December 31,
	2021	2020	2019
Payments for property, plant and equipment	79,699	27,630	46,113
Payments for intangible assets	14,627	11,524	13,392

Capital expenditure	94,326	39,154	59,505
Capital expenditure for years ended December 31, 2021, 2020 and 2019 was €94,326 thousand, €39,154 thousand and €59,505 thousand, respectively.
In 2021, payments for property, plant and equipment included €46 million related to the purchase of a building in London that was subsequently part of the Disposition.
The majority of the Group’s other capital expenditure investments are related to store network development (new store openings, store renewals or relocations, or maintenance) and amounted to €26 million, €19 million and €39 million for the years ended December 31, 2021, 2020 and 2019, respectively. The investments in this area for the year ended December 31, 2021 were mostly in APAC and amounted to €21 million for the Zegna segment network (of which €8 million related to new store openings, €11 million related to relocations and renewals and €2 million for other investments) and €5 million for the Thom Browne segment, primarily related to new openings
Other relevant investments mainly related to (i) the production area for both apparel and textile for €4 million, €5 million and €8 million for the years ended December 31, 2021, 2020 and 2019, respectively, (ii) the information technology area for €7 million, €8 million and €9 million for the years ended December 31, 2021, 2020 and 2019, respectively and (iii) the real estate area (which was subsequently disposed of as part of the Disposition), for €6 million, €5 million and €2 million for the years ended December 31, 2021, 2020 and 2019, respectively, and primarily related to the renovation of a building in 61W23rd street in New York.
The most relevant investments in information technology were related to a business transformation project focused on reviewing and evolving order to cash, logistics and distribution, retail operations and point-of-sale
processes and amounted to €8 million, of which €3 million, €2 million and €3 million for the years ended December 31, 2021, 2020 and 2019, respective. This business transformation is still in progress at the date of this annual report on Form
20-F
and additional investments will be required in future periods.
Contractual Obligations
The following table summarizes payments due under our significant contractual commitments at December 31, 2021:

(Euro thousands)	Contractual cash flows
	Carrying amount at December 31, 2021	Within 1 year	Within 2 Years	Within 3 years	Beyond
Derivative financial instruments	14,138	14,138	—	—	—
Trade payables and customer advances	223,037	223,037	—	—	—
Borrowings	628,938	161,550	283,736	135,541	56,414
Lease liabilities	438,052	112,713	98,101	69,827	186,951
Other current and non-current financial liabilities	201,371	33,984	29,816	—	137,571

Total	1,505,536	545,422	411,653	205,368	380,936

Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current),
derivative financial instruments and bonds, loans and certain other financial liabilities (recorded within other non-current
financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instruments and certain other current financial assets. Net Financial Indebtedness/(Cash Surplus) is a non-IFRS
measure. See
“—Non-IFRS
Financial Measures’’
for important information on
non-IFRS
measures.
Zegna’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS
measure aids management, investors and analysts to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.
The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) for the years ended December 31, 2021 and 2020:

(Euro thousands)	At December 31,
	2021	2020
Non-current borrowings	471,646	558,722
Current borrowings	157,292	106,029
Derivative financial instruments - Liabilities	14,138	13,192
Other non-current financial liabilities (bonds and other) (*)	7,976	8,065

Total borrowings, other financial liabilities and derivatives	651,052	686,008
Cash and cash equivalents	(459,791)	(317,291)
Derivative financial instruments - Assets	(1,786)	(11,848)
Other current financial assets (securities) ( ** )	(334,244)	(350,163)

Total cash and cash equivalents, other current financial assets and derivatives	(795,821)	(679,302)

Net Financial Indebtedness/(Cash Surplus)	(144,769)	6,706

(*)	Includes only the bonds and other components of the “Other non-current financial liabilities” line item from Zegna’s consolidated statement of financial position.
(**)	Includes only the securities component of the “Other current financial assets” line item from Zegna’s consolidated statement of financial position.
Net Financial Indebtedness/(Cash Surplus) amounted to €(144,769) thousand at December 31, 2021 compared to Net Financial Indebtedness/(Cash Surplus) of €6,706 thousand at December 31, 2020, reflecting a change of €151,475 thousand that was mainly due to (i) an increase in cash and cash equivalents of €142,500 thousand and (ii) net repayments of borrowings (current and non-current)
of €36,640 thousand, partially offset by a decrease of €15,919 thousand in securities held by the Group. The increase in cash and cash equivalents was primarily driven by net cash flows from operating activities of €281,155 thousand, partially offset by net cash flows used in investing activities of €82,004 thousand and net cash flows used in financing activities of €64,105 thousand. For additional information relating to the increase in cash and cash equivalents see
“—Cash Flows’’
.
The main components of Net Financial Indebtedness/(Cash Surplus) are further explained below.
Borrowings
Zegna enters into and manages debt facilities centrally in order to satisfy the short and medium-term needs of each of its subsidiaries based on criteria of efficiency and cost-effectiveness. Zegna has historically entered into and maintained with a diversified pool of lenders a total amount of committed credit lines that is considered consistent with its needs and suitable to ensure at any time the liquidity needed to satisfy and comply with all of its financial commitments, as well as guaranteeing an adequate level of operational flexibility for any expansion programs.
The key terms of Zegna’s credit facilities and the amount outstanding at December 31, 2021 are shown in the tables below, in thousands of Euros, unless otherwise indicated.

(Euro thousands)	Interest rates (bps)	Amount	2022	2023	2024	2025	2026
Fixed	0.00% - 1.25% (*)	210,685	75,013	85,007	4,618	33,978	12,069
Variable	0.60% - 1.75% (*)	418,253	82,279	196,041	129,934	9,999	—

Total		628,938	157,292	281,048	134,552	43,977	12,069

*	Represents the spread over the variable component of the interest rate, which is generally based on Euribor.
For additional information see
Note 33 - Borrowings
to the
Consolidated Financial Statements
included elsewhere in this annual report on Form
20-F.
Debt covenants
Certain of Zegna’s borrowings are subject to financial covenants requiring Zegna to maintain a ratio of Net Financial Indebtedness to EBITDA lower than 3.0 (calculated on an annual basis based on definitions specified in the related agreements, which differ from the similarly named non-IFRS
measures included elsewhere in this annual report on Form
20-F),
as well as negative pledges, pari passu, cross-default and change of control clauses. Failure to comply with these covenants may require Zegna to fully repay on demand the outstanding amounts. At December 31, 2021 Zegna had Net Financial (Cash Surplus) to EBITDA (calculated based on the related borrowing agreements). At December 31, 2020 Zegna had Net Financial Indebtedness to EBITDA (calculated based on the related borrowing agreements) of 0.2, therefore Zegna was in compliance with this covenant. Additionally, at December 31, 2021 and 2020 Zegna was in compliance with all other covenants.
Derivative financial instruments
Zegna enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. Zegna only enters into these contracts for hedging purposes as Zegna’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by Zegna are over the counter (OTC) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13). Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.

The following table sets forth Zegna’s outstanding hedges at December 31, 2021 and 2020:

(Euro thousands)	At December 31, 2021			At December 31, 2020
	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Forward contracts	550,734	1,786	(11,726)	347,679	11,848	(4,918)
Deal-Contingent Option	109,244	—	—	—	—	—
Interest rate risk
Interest rate swaps	323,816	—	(2,412)	274,336	—	(5,515)

Total derivatives – Hedging	983,794	1,786	(14,138)	622,015	11,848	(10,433)
Elah Dufour Option	—	—	—	—	—	(2,759)
Total trading derivatives	—	—	—	—	—	(2,759)

Total derivatives instruments - Asset/(Liabilities)	983,794	1,786	(14,138)	622,015	11,848	(13,192)
For additional information see
Note 26 - Derivative financial instruments
to the
Consolidated Financial Statements
included elsewhere in this annual report on Form
20-F.
Other
non-current
financial liabilities (bonds and other)
At December 31, 2021 bonds and other related to other loans granted by a minority shareholder of a Zegna subsidiary. In October 2021 the Board of Directors of Zegna decided to early redeem the non-convertible
debenture loans for the full principal amount of €4,287 thousand and the bonds were fully repaid in November 2021 (the bonds amounted to €4,287 thousand at December 31, 2020).
Cash and cash equivalents
The table below sets forth the breakdown of Zegna’s cash and cash equivalents at December 31, 2021 and 2020.

(Euro thousands, except percentages)	At December 31,		Increase/(Decrease)
	2021	2020	2021 vs 2020%
Cash on hand	1,651	535	1,116	208.6%
Bank balances	458,140	316,756	141,384	44.6%

Cash and cash equivalents	459,791	317,291	142,500	44.9%
Zegna may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. Zegna does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2021 amounted to €60,381 thousand (€43,388 thousand at December 31, 2020). Certain restrictions over cash also exist in Argentina; however, such restrictions do not significantly impact Zegna as cash held in Argentina amounted to €244 thousand at December 31, 2021 (€265 thousand at December 31, 2020).

Other current financial assets (securities)
The table below sets forth the breakdown of securities included within other current financial assets at December 31, 2021 and 2020.

(Euro thousands, except percentages)	At December 31,		Increase/(Decrease)
	2021	2020	2021 vs 2020%
Securities
Fair value through profit and loss
Insurance contracts	113,919	107,188	6,731	6.3%
Fixed income	68,947	88,011	(19,064)	(21.7)%
Real estate funds	32,898	29,073	3,825	13.2%
Equity	25,408	24,843	565	2.3%
Hedge funds	41,483	36,511	4,972	13.6%
Private equity	15,925	10,583	5,342	50.5%
Private debt	7,945	6,894	1,051	15.2%
Money market funds	2,007	19,223	(17,216)	(89.6)%

Total fair value through profit and loss	308,532	322,326	(13,794)	(4.3)%
Fair value through other comprehensive income
Floating income	20,687	22,663	(1,976)	(8.7)%
Fixed income	5,025	5,174	(149)	(2.9)%

Total fair value through other comprehensive income	25,712	27,837	(2,125)	(7.6)%

Total securities (recorded within other current financial assets)	334,244	350,163	(15,919)	(4.5)%
Off-Balance
Sheet Arrangements
Zegna has provided a financial guarantee to Tom Ford (an associate of Zegna) in relation to its payment obligations under a bank loan for an amount of $7,500 thousand issued to Tom Ford in 2020 and maturing in March 2025. The guarantee was still effective as of the date of this in this annual report on Form
20-F
and no amounts have been claimed under the guarantee.
Recent Developments
See Note 44 -
Subsequent events
to the Consolidated Financial Statements included elsewhere in this annual report on
Form 20-F.

C.	Research and Development, Patents and Licenses
Please refer to “
Item 4.B. Business—Research and Development
.”

D.	Trend Information
Please refer to “
Item 5. Operating and Financial Review and Prospects—Trends, Uncertainties and Opportunities
.”

E.	Critical Accounting Estimates
Zegna has selected accounting policies that it believes present fairly its consolidated financial condition and results of operations. These accounting policies are applied in a consistent manner, unless stated otherwise, which will mainly be a result of the application of new accounting pronouncements. For a summary of all of Zegna’s significant accounting policies, refer to
Note 3 –
Summary of significant accounting policies
to the Consolidated Financial Statements included elsewhere in this annual report on Form
20-F.
The preparation of consolidated financial statements in accordance with IFRS issued by the International Accounting Standards Board requires management to make estimates, judgments and assumptions in order to determine the carrying amounts of certain assets, liabilities, income and expense items, as well as certain amounts disclosed in the explanatory notes to the financial statements relating to contingent assets and liabilities. The estimates and assumptions used are those deemed by management to be the most pertinent and accurate in view of Zegna’s circumstances and past experience, based on elements that are known when the financial statements are prepared.
The estimates and underlying assumptions are reviewed periodically and continuously by Zegna’s management. If the items subject to estimates do not perform as assumed, then the actual results could differ from the estimates, which would require adjustment accordingly.
A description of the critical accounting policies which Zegna management believes have the most significant impact on its consolidated financial statements is provided below:
Impairment of
non-current
assets with definite useful lives
Non-current
assets with definite useful lives include property, plant and equipment, investment property and intangible assets. Zegna periodically reviews the carrying amount of non-current
assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. For additional information refer to
Note 19 - Property, plant and equipment
to the Consolidated Financial Statements included elsewhere in this annual report on Form
20-F.
The calculation of value in use for property, plant and equipment and right-of-use
assets is most sensitive to the assumptions relating to discount rates, the growth rates used to extrapolate cash flows beyond the forecast period and the revenue compounded annual rate of growth (“CAGR”).
For the year ended December 31, 2021, impairment losses were recognized for DOS assets in the Zegna segment in the amount of €8,692 thousand, of which €6,486 thousand related to right-of-use
assets, €2,168 thousand to property, plant and equipment and €38 thousand related to intangible assets.
Based on the impairment test performed over corporate assets for 2021, the headroom amounted to €1,277 million for the Zegna segment and €325 million for the Thom Browne segment.
Recoverability of goodwill and brands with indefinite useful life
In accordance with
IAS 36 — Impairment of Assets
, goodwill and brands with indefinite useful life are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired. The impairment test is performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value, less costs of disposal and its value in use. For additional information refer to
Note 18 –
Intangible assets
to the Consolidated Financial Statements included elsewhere in this annual report on Form
20-F.
In relation to goodwill, the main assumptions to calculate the recoverable amount are the following:

•	Terminal value: determined using the perpetuity method at a long-term growth rate which represents the present value, at the last year of projection, of all expected future cash flows;

•	The growth rate used to calculate the terminal value was 1.5%, which has been determined according to the diverging inflation and GDP outlook in related geographical areas;

•
The rate used to discount cash flows was calculated using the weighted average cost of capital (WACC). For the year ended December 31, 2021, the WACC used for discounting purposes ranged between 6.40% and 10.65% (between 6.02% and 17.45% at December 31, 2020). The WACC was calculated ad hoc for each CGU subject to impairment, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield.

The calculation of value in use for all CGUs is most sensitive to the following assumptions:

•	Discount rates;

•	Growth rates used to extrapolate cash flows beyond the forecast period;

•	EBITDA growth rate over the explicit period of the business plan, which has been assessed taking into consideration the effects of the COVID-19 pandemic on the 2021 performance of the Group.
Based on the impairment test performed over goodwill for 2021, the headroom amounted to €615 million at December 31, 2021 (€430 million at December 31, 2020).
Based on the impairment test performed over intangible assets with an indefinite useful life, which relate to the Thom Browne brand, no impairment was recognized for the years ended December 31, 2010, 2020 and 2019.

Recoverability of deferred tax assets
The deferred tax assets are recognized on the premise that it is more likely than not that Zegna will be able to generate sufficient and suitable future taxable profits from which the reversal of the asset can be deducted. If Zegna is unable to generate sufficient taxable profits in certain jurisdictions, or if there is a significant change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, Zegna could be required to write-off
any deferred tax assets, resulting in an increase in its effective tax rate and an adverse impact on future operating results.
For additional information refer to
Note 16 –
Income taxes
to the Consolidated Financial Statements included elsewhere in this annual report on Form
20-F.
Derivatives
Fair value of derivatives not traded in an active market is determined using a mark-to-model
valuation technique. Where active markets exist for its component parts, then fair value is determined on the basis of the relevant market prices for the component parts.
Zegna entered into some business combination agreements granting put options to non-controlling
interests, for which it recognizes a financial liability corresponding to the present value of the exercise price of the option. The liability is subsequently remeasured at fair value at the end of each period. For additional information refer to
Note 34 –
Other current and
non-current
financial liabilities
to the Consolidated Financial Statements included elsewhere in this annual report on Form
20-F.
Valuation techniques that are based on significant inputs that are observable are referred to as Level 2 valuations, while those based on techniques that use significant unobservable inputs are referred to as Level 3 valuations. Estimates and assumptions are made with the support of the corporate functions and, where appropriate, of independent specialists, and are regularly reviewed. For additional information refer to
Note 26 –
Derivative financial instruments
to the Consolidated Financial Statements included elsewhere in this annual report on Form
20-F.
Provisions for obsolete inventory
Since Zegna’s products are subject to market trends and changes in fashion trends, product inventories at the end of the season are subject to impairment. Specifically, the provision for obsolete inventory of finished products reflects management’s estimate of the expected impairment losses on the products of the collections of previous seasons, considering the ability to sell them through Zegna’s various distribution channels.
Generally, impairment assumptions involve percentages of impairment that become greater the older the collections are, so as to reflect the decline in selling prices in secondary channels (mainly outlets), and on the other hand, the decrease in the probability of selling them as time goes by.
The provision for obsolete raw materials reflects management’s estimates of the decline in the probability they will be used based on the calculation of slow-moving raw materials.
Provision for risks and charges
Zegna recognizes a liability when facing legal and tax disputes and lawsuits if it believes it is probable that they will require an outflow of financial resources and a reliable estimate can be made of the amount of the potential losses. Given the uncertainty surrounding the outcome of these proceedings, it is hard to reliably estimate the outflow of resources that will be required to settle them, therefore the amount of the provisions for legal and tax disputes may change as a result of future developments in the outstanding proceedings. Zegna monitors the status of ongoing lawsuits and proceedings and consults with its legal advisors as well as legal and tax experts.
Fair value estimates
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date.
IFRS 13 - Fair Value
Measurement (“IFRS 13”)
establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
For additional information see
Note 41 - Qualitative and quantitative information on financial risks to the Consolidated Financial Statements included elsewhere in this annual report on Form
20-F.
Warrants
Warrants give the holder the right, but not the obligation, to subscribe to the Company’s shares at a fixed price for a specified period of time and subject to the terms of redemption. Until warrant holders acquire the Company’s ordinary shares upon exercise of such warrants, they will have no rights with respect to the Company’s shares. These instruments, principally due to an option to replace them upon specific events, including share dividends, extraordinary dividends or reorganizations, which results in the Company delivering a variable number of shares, are accounted for as a current financial liability through profit and loss in accordance with the provisions of IAS 32.
Management measured the public warrants at fair value by using the Euro equivalent of the closing price of warrants on the NYSE. Management estimated the fair value of the private warrants by Monte Carlo simulation model, using as key inputs the Company’s share price, risk-free rate, implied public warrant volatility, the warrants’ maturity, and the public warrants’ market price.

Non-IFRS
Financial Measures
Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS
financial measures including: adjusted earnings before interest and taxes (“
Adjusted EBIT
”), adjusted earnings before interest, taxes, depreciation and amortization (“
Adjusted EBITDA
”), Adjusted Profit/(Loss), Adjusted Basic Earnings per Share and Adjusted Diluted Earnings Per Share, Net Financial Indebtedness/(Cash Surplus) and Trade Working Capital. Zegna’s management believes that these non-IFRS
financial measures provide useful and relevant information regarding Zegna’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of Zegna with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
Adjusted EBIT
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, exchange losses/(gains), result from investments accounted for using the equity method, impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the years presented, costs related to the Business Combination, severance indemnities and provision for severance expenses, impairment of property, plant and equipment and right-of-use
assets, certain costs related to lease agreements and certain other items (as further described below).
Zegna’s management uses Adjusted EBIT for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as it provides additional transparency regarding Zegna’s underlying operating performance. Zegna’s management believes this non-IFRS
measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. Zegna’s management also believes that Adjusted EBIT is useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.
The following table sets forth a reconciliation of (Loss)/Profit for the year to Adjusted EBIT for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands)	For the year ended December 31,
	2021	2020	2019
(Loss)/Profit for the year	(127,661)	(46,540)	25,439
Income taxes	30,702	14,983	43,794
Financial income	(45,889)	(34,352)	(22,061)
Financial expenses	43,823	48,072	37,492
Exchange losses/(gains)	7,791	(13,455)	2,441
Result from investments accounted for using the equity method	(2,794)	4,205	1,534
Impairments of investments accounted for using the equity method	—	4,532	—
Costs related to the Business Combination (1)	205,059	—	—
Costs related to lease agreements (2)	15,512	3,000	—
Severance indemnities and provision for severance expenses (3)	8,996	12,308	9,777
Impairment of property, plant and equipment and right-of-use assets (4)	8,692	19,725	8,858
Other (5)	4,884	7,535	—

Adjusted EBIT	149,115	20,013	107,274

(1)	Costs related to the Business Combination include:
a)
€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and it is related to Zegna segment.

b)
€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and it is related to Zegna segment.

c)
€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and it is related to Zegna segment.

d)
€10,916 thousand for the Zegna family’s grant of a
one-time
€1,500 gift to each employee of the Zegna group as result of the Company’s listing on NYSE completed on December 20, 2021. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and it is related to Zegna segment for €10,120 thousand and to Thom Browne segment for €796 thousand.

e)
€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and it is related to Zegna segment for €5,141 thousand and to Thom Browne segment for €239 thousand. For additional information please refer to Note 42 -
Related party transactions
of the Consolidated Financial Statements.

f)
€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive
directors. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and it is related to Zegna segment.

g)
€566 thousand related to the
write-off
of
non-refundable
prepaid premiums for directors’ and officers’ insurance. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and it is related to Zegna segment.

(2)
Costs related to lease agreements for the year ended December 31, 2021, are related to Zegna segment and include (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss). Costs related to lease agreements for the year ended December 31, 2020 include €3,000 thousand for legal expenses related to a lease agreement in the UK, incurred in the second half of 2020 (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).

(3)
Zegna incurred costs for severance indemnities of €8,996 thousand, €12,308 thousand and €9,777 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. These amounts are recorded within the line item “personnel costs” in the consolidated statement of profit and loss and are related to Zegna segment.

(4)
Primarily includes impairments of
right-of-use
assets for €5,981 thousand, €15,716 thousand and €7,980 thousand for the years ended December 31, 2021, 2020 and 2019 respectively, and impairments of property plant and equipment for €654 thousand, €4,011 thousand and €817 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. In particular, the impairment of right-of-use
assets and property, plant and equipment primarily relates to the impairment of DOSs of Zegna segment. Impairments were higher in 2020 as a result of the effects of the
COVID-19
pandemic on the Group’s operations.

(5)
Other adjustments for the year ended December 31, 2021 are related to Zegna segment and include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona (both of which are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss). Other adjustments for the year ended December 31, 2020 are related to Zegna segment and include (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the
COVID-19
pandemic (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss), (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand is recorded within the line item “write downs and other provisions” and €2,065 relates to the write down of inventories and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.

Adjusted EBITDA
Adjusted EBITDA is defined as profit or loss before income taxes plus, financial income, financial expenses, exchange losses/(gains), depreciation, amortization and impairment of assets, result from investments accounted for using the equity method, impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the years presented, costs related to the Business Combination, severance indemnities and provision for severance expenses, certain costs related to lease agreements and certain other items (as further described below).
Zegna’s management uses Adjusted EBITDA to understand and evaluate Zegna’s underlying operating performance. Zegna’s management believes this non-IFRS
measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods. Zegna’s management also believes that Adjusted EBITDA is useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBITDA provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.
The following table sets forth the calculation of Adjusted EBITDA and presents a reconciliation of (Loss)/Profit for the year to Adjusted EBITDA for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands)	For the year ended December 31,
	2021	2020	2019
(Loss)/Profit for the year	(127,661)	(46,540)	25,439
Income taxes	30,702	14,983	43,794
Financial income	(45,889)	(34,352)	(22,061)
Financial expenses	43,823	48,072	37,492
Exchange losses/(gains)	7,791	(13,455)	2,441
Depreciation, amortization and impairment of assets	163,367	185,930	177,068
Result from investments accounted for using the equity method	(2,794)	4,205	1,534
Impairments of investments accounted for using the equity method	—	4,532	—
Costs related to the Business Combination (1)	205,059	—	—
Costs related to lease agreements (2)	15,512	3,000	—
Severance indemnities and provision for severance expenses (3)	8,996	12,308	9,777
Other (4)	4,884	7,535	—

Adjusted EBITDA	303,790	186,218	275,484

(1)	Costs related to the Business Combination include:
a)
€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired.

b)
€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period.

c)	€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees.
d)	€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Zegna group as result of the Company’s listing on NYSE completed on December 20, 2021.
e)
€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. For additional information please refer to Note 42
- Related party transactions
of the Consolidated Financial Statements.

f)	€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors.
g)	€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance.
(2)
Costs related to lease agreements for the year ended December 31, 2021, include (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss). Costs related to lease agreements for the year ended December 31, 2020 include €3,000 thousand for legal expenses related to a lease agreement in the UK, incurred in the second half of 2020 (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).

(3)
Zegna incurred costs for severance indemnities of €8,996 thousand, €12,308 thousand and €9,777 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. These amounts are recorded within the line item “personnel costs” in the consolidated statement of profit and loss.

(4)
Other adjustments for the year ended December 31, 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona (both of which are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss). Other adjustments for the year ended December 31, 2020 includes (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the
COVID-19
pandemic (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss), (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand is recorded within the line item “write downs and other provisions” and €2,065 relates to the write down of inventories and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.

Adjusted Profit/(Loss)
Adjusted Profit/(Loss) represents (Loss)/Profit for the year adjusted for income and costs (net of tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the years presented, costs related to the Business Combination, severance indemnities and provision for severance expenses, impairment of property, plant and equipment and right-of-use
assets, certain costs related to lease agreements, gains on the Thom Browne option realized in connection with the exercise of the option, impairment of equity method investments and certain other items (as further described below), as well as the tax effects of the adjusting items (calculated based on the applicable tax rates of the jurisdictions where the adjustments relate).
Zegna’s management uses Adjusted Profit/(Loss) to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS
measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying performance and allows management to view performance trends, perform analytical comparisons and benchmark performance between periods. Zegna’s management also believes that Adjusted Profit/(Loss) is useful for investors and analysts to better understand how management assesses Zegna’s underlying performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted Profit/(Loss) provides useful information to third party stakeholders in understanding and evaluating Zegna’s results.

The following table sets forth the calculation of Adjusted Profit/(Loss) and presents a reconciliation of (Loss)/Profit for the year to Adjusted Profit/(Loss) for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands)	For the year ended December 31,
	2021	2020	2019
(Loss)/Profit for the year	(127,661)	(46,540)	25,439
Costs related to the Business Combination (1)	205,332	—	—
Costs related to lease agreements (2)	15,512	3,000	—
Severance indemnities and provision for severance expenses (3)	8,996	12,308	9,777
Impairment of property, plant and equipment and right-of-use assets (4)	8,692	19,725	8,858
Gain on Thom Browne option (5)	(20,675)	—	—
Impairment of investments accounted for using the equity method (6)	—	4,532	—
Other (7)	4,884	7,535	—
Tax effects on adjusting items (8)	(19,758)	(5,312)	(1,027)

Adjusted Profit/(Loss)	75,322	(4,752)	43,047

(1)	Costs related to the Business Combination include:
a)
€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired.

b)
€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period.

c)	€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees.
d)	€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Zegna group as result of the Company’s listing on NYSE completed on December 20, 2021.
e)
€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. For additional information please refer to Note 42 -
Related party transactions
of the Consolidated Financial Statements.

f)	€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors.
g)	€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance.
h)
€273 thousand related to the deal contingent option entered in November 2021. The amount was recorded within the line item “foreign exchange gains/(losses)” in the consolidated statement of profit and loss.

(2)
Costs related to lease agreements for the year ended December 31, 2021, include (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss). Costs related to lease agreements for the year ended December 31, 2020 include €3,000 thousand for legal expenses related to a lease agreement in the UK, incurred in the second half of 2020 (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).

(3)
Zegna incurred costs for severance indemnities of €8,996 thousand, €12,308 thousand and €9,777 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. These amounts are recorded within the line item “personnel costs” in the consolidated statement of profit and loss.

(4)
Primarily includes impairments of
right-of-use
assets for €5,981 thousand, €15,716 thousand and €7,980 thousand for the years ended December 31, 2021, 2020 and 2019 respectively, and impairments of property plant and equipment for €654 thousand, €4,011 thousand and €817 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. In particular, the impairment of right-of-use
assets and property, plant and equipment primarily relates to the impairment of DOSs. Impairments were higher in 2020 as a result of the effects of the
COVID-19
pandemic on the Group’s operations.

(5)
Reflects the financial income relating to options related to a gain of €20,675 thousand recognized following the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. This amount is recorded within the line item “financial income” in the consolidated statement of profit and loss.

(6)	Relates to an impairment of €4,532 thousand in the Group’s investment in Tom Ford, which was recognized following a reported net loss by TFI that management considered as an indication of impairment.
(7)
Other adjustments for the year ended December 31, 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona (both of which are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss). Other adjustments for the year ended December 31, 2020 includes (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the
COVID-19
pandemic (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss), (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand is recorded within the line item “write downs and other provisions” and €2,065 relates to the write down of inventories and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.
(8)	Includes the tax effects of the aforementioned adjustments.
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share represent basic earnings per share and diluted earnings per share adjusted for income and costs (net of tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the years presented, costs related to the Business Combination, severance indemnities and provision for severance expenses, impairment of property, plant and equipment and right-of-use
assets, certain costs related to lease agreements, gains on the Thom Browne option realized in connection with the exercise of the option, impairment of equity method investments and certain other items (as further described below), as well as the tax effects of the adjusting items (calculated based on the applicable tax rates of the jurisdictions where the adjustments relate).
Zegna’s management uses Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS
measure is useful because it excludes items that it does not believe are indicative of its underlying performance and allows it to view operating trends, perform analytical comparisons and benchmark performance between periods. Accordingly, management believes that Adjusted Basic and Diluted Earnings per Share provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.
For the calculation of both Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share, basic earnings per share and diluted earnings per share the number of ordinary and potential ordinary shares outstanding for all periods reflects the share split performed as part of the Business Combination.
The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Share and provides a reconciliation of (Loss)/Profit for the year to these non-IFRS
measures for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands)	For the year ended December 31,
	2021	2020	2019
(Loss)/Profit for the year	(127,661)	(46,540)	25,439
Costs related to the Business Combination (1)	205,332	—	—
Costs related to lease agreements (2)	15,512	3,000	—
Severance indemnities and provision for severance expenses (3)	8,996	12,308	9,777
Impairment of property, plant and equipment and right-of-use assets (4)	8,692	19,725	8,858
Gain on Thom Browne option (5)	(20,675)	—	—
Impairment of investments accounted for using the equity method (6)	—	4,532	—
Other (7)	4,884	7,535	—
Tax effects on adjusting items (8)	(19,758)	(5,312)	(1,027)

Adjusted Profit/(Loss)	75,322	(4,752)	43,047
Impact of non-controlling interests (9)	8,669	4,063	3,720

Adjusted Profit/(Loss) attributable to shareholders of the Parent Company	66,653	(8,815)	39,327
Weighted average number of shares for basic earnings per share	203,499,933	201,489,100	201,561,100

Adjusted Basic Earnings per Share	0.33	(0.04)	0.20
Weighted average number of shares for diluted earnings per share	204,917,880	201,489,100	201,561,100

Adjusted Diluted Earnings per Share	0.33	(0.04)	0.20

(1)	Costs related to the Business Combination include:
a)
€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired.

b)
€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period.

c)	€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees.

d)	€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Zegna group as result of the Company’s listing on NYSE completed on December 20, 2021.
e)
€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. For additional information please refer to Note 42 -
Related party transactions
of the Consolidated Financial Statements.

f)	€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors.
g)	€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance.
h)
€273 thousand related to the deal contingent option entered in November 2021. The amount was recorded within the line item “foreign exchange gains/(losses)” in the consolidated statement of profit and loss.

(2)
Costs related to lease agreements for the year ended December 31, 2021, include (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss). Costs related to lease agreements for the year ended December 31, 2020 include €3,000 thousand for legal expenses related to a lease agreement in the UK, incurred in the second half of 2020 (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).

(3)
Zegna incurred costs for severance indemnities of €8,996 thousand, €12,308 thousand and €9,777 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. These amounts are recorded within the line item “personnel costs” in the consolidated statement of profit and loss.

(4)
Primarily includes impairments of
right-of-use
assets for €5,981 thousand, €15,716 thousand and €7,980 thousand for the years ended December 31, 2021, 2020 and 2019 respectively, and impairments of property plant and equipment for €654 thousand, €4,011 thousand and €817 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. In particular, the impairment of right-of-use
assets and property, plant and equipment primarily relates to the impairment of DOSs. Impairments were higher in 2020 as a result of the effects of the
COVID-19
pandemic on the Group’s operations.

(5)
Reflects the financial income relating to options related to a gain of €20,675 thousand recognized following the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. This amount is recorded within the line item “financial income” in the consolidated statement of profit and loss.

(6)	Relates to an impairment of €4,532 thousand in the Group’s investment in Tom Ford, which was recognized following a reported net loss by TFI that management considered as an indication of impairment.
(7)
Other adjustments for the year ended December 31, 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona (both of which are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss). Other adjustments for the year ended December 31, 2020 includes (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the
COVID-19
pandemic (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss), (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand is recorded within the line item “write downs and other provisions” and €2,065 relates to the write down of inventories and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.

(8)	Includes the tax effects of the aforementioned adjustments.
(9)	Represents the (Loss)/Profit for the year attributable to non-controlling interests plus the impact of non-controlling interests on the adjusting items.

Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current),
derivative financial instruments and bonds, loans and certain other financial liabilities (recorded within other non-current
financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instruments and certain other current financial assets.
Zegna’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS
measure aids management, investors and analysts to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.
The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) for the years ended December 31, 2021, 2020 and 2019:

(Euro thousands)	At December 31,
	2021	2020
Non-current borrowings	471,646	558,722
Current borrowings	157,292	106,029
Derivative financial instruments - Liabilities	14,138	13,192
Other non-current financial liabilities (bonds and other) (*)	7,976	8,065

Total borrowings, other financial liabilities and derivatives	651,052	686,008
Cash and cash equivalents	(459,791)	(317,291)
Derivative financial instruments - Assets	(1,786)	(11,848)
Other current financial assets (securities) (**)	(334,244)	(350,163)

Total cash and cash equivalents, other current financial assets and derivatives	(795,821)	(679,302)

Net Financial Indebtedness/(Cash Surplus)	(144,769)	6,706

(*)	Includes only the “bonds” and “other” components of the “Other non-current financial liabilities” line item from Zegna’s consolidated statement of financial position.
(**)	Includes only the “securities” component of the “Other current financial assets” line item from Zegna’s consolidated statement of financial position.
For additional details relating to Net Financial Indebtedness/(Cash Surplus) see
“—Liquidity and Capital Resources—Net Financial Indebtedness/(Cash Surplus)”
.
Trade Working Capital
Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax assets and liabilities, cash and cash equivalents, assets and liabilities held for sale, borrowings, lease liabilities, and other assets and liabilities. Trade Working Capital is a non-IFRS measure.
Zegna’s management uses Trade Working Capital to analyze and evaluate Zegna’s liquidity generation/absorption. Zegna’s management believes this non-IFRS
measure provides important supplemental information for management and investors when evaluating liquidity in that it provides insight into the availability of net current resources to fund Zegna’s ongoing operations. Additionally, Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.
The following table sets forth the calculation of Trade Working Capital at December 31, 2021 and 2020:

(Euro thousands)	At December 31,
	2021	2020
Current assets	1,384,531	1,239,156
Current liabilities	(702,316)	(535,454)

Working capital	682,215	703,702
Less:
Derivative financial instruments	1,786	11,848
Tax receivables	14,966	15,611
Other current financial assets	340,380	350,163
Other current assets	68,773	66,718
Cash and cash equivalents	459,791	317,291
Assets held for sale	—	17,225
Current borrowings	(157,292)	(106,029)
Current lease liabilities	(106,643)	(92,842)
Derivative financial liabilities	(14,138)	(13,192)
Other current financial liabilities	(33,984)	—
Current provisions for risks and charges	(14,093)	(8,325)
Tax liabilities	(28,773)	(33,362)
Other current liabilities	(124,356)	(76,637)
Liabilities held for sale	—	(16,725)

Trade Working Capital	275,798	271,958
of which trade receivables	160,360	138,829
of which inventories	338,475	321,471
of which trade payables and customer advances	(223,037)	(188,342)

Trade Working Capital increased by €3,840 thousand from €271,958 thousand at December 31, 2020 to €275,798 thousand at December 31, 2021, related to (i) higher trade receivables of €21,531 thousand and (ii) higher inventories of €17,004 thousand, partially offset by (iii) an increase in trade payables and customer advances of €34,695 thousand. All increases reflect a general recovery of activity levels in 2021 compared to 2020, which was adversely impacted by the
COVID-19
pandemic.
Qualitative and Quantitative Information on Financial Risks
For a detailed description of Zegna’s financial risk factors and financial risk management, see
Note 41 - Qualitative and quantitative information on financial risks to the
Consolidated Financial Statements
included elsewhere in this annual report on Form
20-F.
New Standards, Amendments and Interpretations under IFRS
For a description of certain recently adopted, issued or proposed accounting standards which may impact Zegna’s consolidated financial statements in future reporting periods, refer to the sections
“New standards and amendments applicable from January
 1, 2021”
and
“New standards, amendments and interpretations not yet effective”
in
Note 3 – Summary of significant accounting policies
to the
Consolidated Financial Statements
included elsewhere in this annual report on Form
20-F.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Board of Directors
Pursuant to the Zegna Articles of Association, Zegna has a
one-tier
board consisting of one or more Zegna Executive Directors, having responsibility for the day-to-day
management of Zegna and one or more Zegna
Non-Executive
Directors having oversight responsibilities but not responsibility to manage the day-to-day
management. The Zegna Board determines the number of Zegna Executive Directors and Zegna
Non-Executive
Directors, provided that the majority of the Zegna Board consists of Zegna
Non-Executive
Directors. The Zegna Board as a whole is responsible for the strategy of Zegna. Zegna Directors are appointed by the Zegna General Meeting on a binding nomination by the Zegna Board, also taking into account the binding nomination rights set out in the Zegna Articles of Association and further described under “
Item 10.B—Memorandum and Articles of Association—Board of Directors—Nomination and Appointment.
” The Zegna Board may allocate its duties and powers among the Zegna Directors and the committees of the Zegna Board in accordance with the Zegna Board Regulations or otherwise in writing.
Pursuant to the Zegna Articles of Association, the general authority to represent Zegna is vested in the Zegna Board and any Zegna Executive Director.
As of the date of this report, the Zegna Board is composed of eleven members as set forth the in the following table. Unless otherwise indicated, the business address of each person listed below is c/o Ermenegildo Zegna N.V., Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy.

Name	Year of Birth	Position
Ermenegildo Zegna di Monte Rubello	1955	Chairperson, Chief Executive Officer and Executive Director
Andrea C. Bonomi	1965	Non-Executive Director
Angelica Cheung	1966	Non-Executive Director
Domenico De Sole	1944	Non-Executive Director
Sergio P. Ermotti	1960	Non-Executive Director
Ronald B. Johnson	1958	Non-Executive Director
Valerie A. Mars	1959	Non-Executive Director
Michele Norsa	1948	Non-Executive Director
Henry Peter	1957	Non-Executive Director
Anna Zegna di Monte Rubello	1957	Non-Executive Director
Paolo Zegna di Monte Rubello	1956	Non-Executive Director
Andrea C. Bonomi has been nominated as the Sponsor Nominee; the other Zegna Directors have been nominated by Monterubello and Ermenegildo Zegna.
The current members of the Zegna Board were appointed effective as of December 17, 2021 and their term of office will end at the close of the next annual Zegna General Meeting. Each Zegna Director may be reappointed.
For the current term of appointment, the Zegna Board designated Mr. Sergio Ermotti as Lead
Non-Executive
Director, being the chair (
voorzitter
) as referred to under Dutch law.
Summary biographies of the Zegna Directors are set out below.
Ermenegildo Zegna di Monte Rubello
(Chairperson, Chief Executive Officer and Executive Director)
Mr. Zegna has been Chief Executive Officer of Zegna since 2006, having served on the Company’s board since 1989 and as
Co-Chief
Executive Officer from 1998 to 2006. Under his leadership, Zegna has pursued a strategy of vertical integration and has experienced its most extensive growth stage driven by continuous international expansion in countries within the Middle East, Australia, Brazil and Africa.
Mr. Zegna joined the family business in 1982, managing distribution of Zegna products in the United States and Canada, as President of Ermenegildo Zegna Corporation. From 1986 to 1989, he served as the Chief Executive Officer of Italco SA, supervising distribution of Zegna products in Spain. Mr. Zegna was actively involved in Zegna’s expansion in America and Europe, and in 1991 he oversaw the opening of the brand’s first store in China.
Mr. Zegna is also Chairman of the board of directors of Monterubello and Thom Browne Inc. and a board member of Tom Ford International LLC. He also served as a member of the board of directors of Fiat Chrysler Automobiles N.V. from 2014 to 2021.
Since 2013, Mr. Zegna has been a member of the board of
Camera Nazionale della Moda Italiana
(The National Chamber for Italian Fashion), a
non-profit
association committed to promoting the development of Italian fashion, and a member of the Council for the United States and Italy. In 2011, Mr. Zegna was nominated
Cavaliere del Lavoro
by the President of the Italian Republic, and received the Leonardo Prize from the President of the Italian Republic in 2016.
Born in Turin (Italy) in 1955, Mr. Zegna is a graduate in economics from the University of London.
Andrea C. Bonomi
(Non-Executive
Director)
Mr. Bonomi was appointed as a member of the board of directors of Zegna on December 17, 2021.
Mr. Bonomi established Investindustrial in 1990 and Invest for Children in 2000 and currently serves as Chairman of the Industrial Advisory Board.
Previously, he was responsible for the Saffa Group (a diversified industrial holding company) investments in Europe and the USA, which included acquisitions, divestments and fund raising. He has been chairman or director of a number of industrial and financial companies including Banca Popolare di Milano, RCS MediaGroup, Illycaffé S.p.A. and 21 Investimenti, 21 Centrale Partners and Inversiones Ibersuizas in the private equity industry. Prior to that, he was employed at Kleinwort Benson in London, and at Lazard Frères & Co. in New York. In both cases, he was assigned to their respective merger and acquisitions departments. He is a Trustee of New York University and a Private Equity Awards “Hall of Fame” (2018) inductee.

Born in New York City (USA) in 1965, Mr. Bonomi holds a B.Sc. in Business Administration from New York University.
Angelica Cheung
(Non-Executive
Director)
Ms. Cheung was appointed as a member of the board of directors of Zegna on December 17, 2021.
Ms. Cheung was the founding
Editor-in-Chief
of Vogue China and served as its
Editor-in-Chief
from 2005 to 2020. In February 2021, Ms. Cheung joined Sequoia Capital China as Venture Partner where she focuses on investments in the fashion/lifestyle/entertainment industry, especially the new generation of Chinese innovation and international brands seeking expansion in China. Since June 2021, Ms. Cheung has served on the board of directors of SSense, a Montreal-based fashion platform. She is Asia ambassador for the British Fashion Council, serves on the Advisory Board of Advance Global Alumni and is a strategic advisor to several international brands.
Born in Beijing (China) in 1966, Ms. Cheung holds degrees in law and literature from Beijing University as well as a M.B.A. from the University of South Australia.
Domenico De Sole
(Non-Executive
Director)
Mr. De Sole is currently a member of the board of directors of Zegna, a position he has held since 2005.
Mr. De Sole is the
co-founder
of luxury retailer Tom Ford International, LLC and has been the Chairman of its board of directors since its formation in 2005. During this time, Mr. De Sole also advised private equity firms in transactions in the field of fashion business.
From 1984 to 1994, Mr. De Sole served as President and Chief Executive Officer of Gucci America, and, from 1994 to 2004, he served as the President and Chief Executive Officer of Gucci Group, which during his tenure made significant acquisitions such as YSL, Bottega Veneta, Balenciaga. Mr. De Sole has served on numerous public and private company boards of directors, including his current role as director of Pirelli & C. S.p.A. He formerly served as Chairman of Sotheby’s, and director of Bausch & Lomb Incorporated, Delta Airlines, Inc., Gap, Inc., Newell Brands Inc., Procter & Gamble and Telecom Italia S.p.A.
Born in Rome (Italy) in 1944, Mr. De Sole graduated from the University of Rome with a law degree and received a L.L.M. from Harvard Law School where he also currently serves as a member of the Dean’s Advisory Board.
Sergio P. Ermotti
(Non-Executive
Director)
Sergio P. Ermotti was appointed as a member of the board of directors of Zegna on December 17, 2021, where he serves as Lead
Non-Executive
Director.
Mr. Ermotti was elected to the board of directors of Swiss Re Ltd. in April 2020 and has been Chairman of the board of directors since April 2021.
Mr. Ermotti was Group Chief Executive Officer of UBS Group from September 2011 to October 2020, having joined the Group Executive Board in April 2011. Before, he was at UniCredit Group, serving as Head of the Markets & Investment Banking Division as of December 2005, and from 2007 to 2010, as Group Deputy Chief Executive Officer responsible for Corporate and Investment Banking and Private Banking. Between 1987 and 2004, he held various positions at Merrill Lynch & Co in the areas of equity derivatives and capital markets. He became
Co-Head
of Global Equity Markets and a member of the Executive Management Committee for Global Markets & Investment Banking in 2001.
Born in Lugano (Switzerland) in 1960, Mr. Ermotti is a Swiss-certified banking expert and a graduate of the Advanced Management Program at Oxford University.
Ronald B. Johnson
(Non-Executive
Director)
Mr. Johnson is currently a member of the board of directors of Zegna, a position he has held since 2019.

Mr. Johnson is the founder of Enjoy Technology Inc., where he has served as Chief Executive Officer since 2014. He also serves as a member of the board of directors of Globality, Inc., Philz Coffee, Inc., Fish Six Restaurant Corp (d/b/a The Melt) and other private companies.
Previously, Mr. Johnson served as the Chief Executive Officer of JCPenney Company, Inc. from November 2011 to April 2013, Senior Vice President of Retail at Apple Inc. from January 2000 to October 2011, and Vice President of Merchandising at Target Corporation from September 1984 to December 1999.
Born in Minneapolis (USA) in 1958, Mr. Johnson holds a B.A. in Economics from Stanford University and a M.B.A. from Harvard Business School.
Valerie A. Mars
(Non-Executive
Director)
Ms. Mars was appointed as a member of the board of directors of Zegna on December 17, 2021, where she also serves as chairperson of the Audit Committee.
Ms. Mars currently serves as Senior Vice President & Head of Corporate Development for Mars, Incorporated, a diversified food business operating in over 120 countries, where she focuses on acquisitions, joint ventures and divestitures for the company.
Previously, Ms. Mars served as a member of the board of directors of Fiat Chrysler Automobiles N.V. from 2014 until its merger with Peugeot S.A. in 2021, Ahlstrom-Munksjo, a Finnish/Swedish listed specialty paper business, from 2018 until its delisting in 2021, and Celebrity Inc., a NASDAQ listed company, from 1994 to 2000.
Ms. Mars began her career with Manufacturers Hanover Trust Company as a training program participant and rose to Assistant Secretary. Prior to joining Mars, Incorporated, Ms. Mars was a controller with Whitman Heffernan Rhein, a boutique investment company. Ms. Mars is also involved in a number of community and educational organizations and currently serves on the Board of Conservation International, where she chairs the Audit Committee.
Born in New York City (USA) in 1959, Ms. Mars holds a Bachelor of Arts degree from Yale University and a M.B.A. from the Columbia Business School.
Michele Norsa
(Non-Executive
Director)
Mr. Norsa is currently a member of the board of directors of Zegna, a position he has held since 2017. He also serves as chairperson of the Governance and Sustainability Committee.
Until December 31, 2021, Mr. Norsa was Executive Vice Chairman of Salvatore Ferragamo S.p.A., where he previously served as Chief Executive Officer from 2006 to 2016. He is also a member of the International Advisory Board of the China Europe International Business School in Shanghai (CEIBS). Previously, Mr. Norsa served on the board of directors of Thom Browne Inc., Rocco Forte Hotels, Oettinger Davidoff Group and Hugo Boss and successfully led two IPOs in the luxury sector (Salvatore Ferragamo S.p.A. in 2011 and Valentino Fashion Group S.p.A. in 2005). Mr. Norsa has extensive experience in the fashion, consumer goods and publishing sectors with Marzotto, Benetton, Sergio Tacchini, Rizzoli Editore and Mondadori Editore.
Born in Lecco (Italy) in 1948, Mr. Norsa graduated in Business and Economics from Università Cattolica del Sacro Cuore in Milan.
Henry Peter
(Non-Executive
Director)
Mr. Peter is currently a member of the board of directors of Zegna, a position he has held since 2014. He also serves as chairperson of the Compensation Committee.
Mr. Peter serves on the board of directors of Swiss Life AG (Switzerland’s largest life insurance company) and Banque Lombard Odier & Cie SA, where he chairs the Audit Committee, and is Chairman of the board of directors of Sigurd Rück AG, a captive reinsurance company of the Italian Saipem SpA group. He was a member of the Swiss Takeover Board between 2004 and 2015 and has been a member of the Sanctions Commission of the SIX Swiss Exchange since 2007.
Born in Boston (USA) in 1957, Mr. Peter holds a Ph.D. in law from the University of Geneva. Since 1988, Mr. Peter has been a partner in a Lugano law firm, currently Kellerhals Carrard Lugano SA. He has also served since 1997 as professor of business law, and since 2017 as President of the Geneva Center for Philanthropy, at the University of Geneva.

Mr. Peter is Vice-Chairman of the disciplinary chamber of the Swiss Olympic Association in charge of doping cases, a position he has held since 2001. He is also Chairman of the board of the Foundation for the Lugano Faculties of the Swiss Italian University, member of the audit committee of the University of Geneva and a member of the board of the Foundation of the Swiss Italian Art Museum (MASI).
Anna Zegna di Monte Rubello
(Non-Executive
Director)
Ms. Zegna is currently a member of the board of directors of Zegna, a position she has held since 2018.
Ms. Zegna has served as head of Oasi Zegna since 2014 and has directed the Store Planning at Zegna from 1995 to 1998 and the Group Image until 2017. Ms. Zegna is still involved in the Store Planning of Zegna as a special advisor. She is also a member of the board of directors of Monterubello and of the non-profit
foundation Fondo Ambiante Italiano (FAI).
Previously, Ms. Zegna headed the public relations department of Gianni Versace from 1982 to 1984 before joining Zegna in 1984 as Head of Corporate Advertising and External Relations Manager. In 1993, along with Laura Zegna, Ms. Zegna developed the Oasi Zegna project, which has over the years become a model of environmental sustainability. In 1998, she won a Green Globe Award for her work at Zegna in support of environmental issues, and was appointed to the management committee of Touring Club Italiano in 2002. In 2007, in recognition of her social commitment, she received a MarcoPolo Award from the prestigious Babson College in Boston. Ms. Zegna is also the President of
Fondazione Zegna
, where she oversees the planning and coordination of international humanitarian initiatives related to conservation, sustainable development and education.
Born in Turin (Italy) in 1957, Ms. Zegna holds a degree in Political Sciences from the University of Lausanne and did her post-graduate studies in advertising and marketing at Watford College.
Paolo Zegna di Monte Rubello
(Non-Executive
Director)
Mr. Zegna has served as Chairman of the board of directors of Zegna from 2006 until December 2021. Previously, he served as a member of the board of directors of Zegna from 1989 to 1998 and was
Co-Chief
Executive Officer from 1998 to 2006.
Mr. Zegna is also Vice-Chairman of the board of directors of Monterubello and Chairman of the board of directors of Lanificio Ermenegildo Zegna e Figli S.p.A. and Achill Station Pty Ltd., and a member of the board of directors of Bonotto S.p.A., Gruppo Dondi S.p.A. and Elah Dufour S.p.A.
Mr. Zegna has been a member of the board of
Sistema Moda Italia
since 2005, which represents companies of the entire supply chain and is the official interlocutor in relations with Italian and international institutions and organizations. He also served as Vice President of the Altagamma Foundation, which is committed to gathering high-end
cultural and creative companies and increasing the competitiveness of the high-end
industry.
Born in Turin (Italy) in 1956, Mr. Zegna holds a degree in Economics from the University of Geneva.
Mr. Ermenegildo Zegna di Monte Rubello and Ms. Anna Zegna di Monte Rubello are siblings. Mr. Paolo Zegna di Monte Rubello is a cousin to Mr. Ermenegildo Zegna di Monte Rubello and Ms. Anna Zegna di Monte Rubello.
Senior Management
The senior management of Zegna comprises the following individuals:

•	Ermenegildo Zegna di Monte Rubello as Chief Executive Officer;

•	Gianluca Ambrogio Tagliabue as Chief Operating Officer and Chief Financial Officer;

•	Alessandro Sartori as Zegna Artistic Director;

•	Franco Ferraris as Head of Textiles;

•	Rodrigo Bazan as Chief Executive Officer of Thom Browne; and

•	Thom Browne as Founder and Chief Creative Officer of Thom Browne.

Summary biographies of members of the senior management are set out below.
Ermenegildo Zegna di Monte Rubello
For the biography of Mr. Zegna, please see
“—Board of Directors.”
Gianluca A. Tagliabue
Mr. Tagliabue currently serves as the Chief Operating Officer and Chief Financial Officer of Zegna, positions he has held since January 2020.
Mr. Tagliabue joined Zegna in January 2016 as Chief Financial Officer and Head of Business Development. Before joining Zegna, Mr. Tagliabue was the Chief Financial Officer and Senior Vice President, Strategy and Shared Services of Oakley Group from 2012 to 2015, based in California, USA. Previously, he served as Group Business Development Director and International Business Development Director (Retail, Sun & Luxury) of the Luxottica Group from January 2011 to June 2012 and June 2010 to December 2010, respectively. Mr. Tagliabue has over 10 years of experience in strategic consulting, having worked at Value Partners, in Italy and Brazil, as Partner from 2005 to 2010 and as Senior Manager from 2001 to 2005, and earlier at Gemini Consulting.
Born in Milan (Italy) in 1968, Mr. Tagliabue holds a degree in Business Administration from the Bocconi University in Milan.
Alessandro Sartori
Mr. Sartori is currently the Artistic Director of Zegna, a position he has held since 2016, and oversees all the brands and creative functions in the Zegna Branded Products product line. He started his professional career at Zegna in 1989, and worked as a men’s wear designer for over 10 years. In 2003, Mr. Sartori was appointed Creative Director of Z Zegna. During his eight-year tenure as Creative Director, he oversaw the launch of the brand, including its first runway show in New York City in 2007.
In 2011, Mr. Sartori joined Berluti, a Paris-based menswear brand which became part of the LVMH group in 2003, as Artistic Director where he was responsible for developing the brand. Born in Trivero (Italy) in 1966, Mr. Sartori studied fashion design at Istituto Marangoni Milano.
Franco Ferraris
Mr. Ferraris is currently the Head of Textiles at Zegna, a position he has held since 1992.
Mr. Ferraris has served as the Chief Executive Officer and General Manager of Lanificio Ermenegildo Zegna e Figli S.p.A. since 1992. He is also the Chairman of the board of directors of Bonotto S.p.A., Gruppo Dondi S.p.A. and Tessitura Ubertino S.r.l. Mr. Ferraris also serves on the board of directors of a number of private companies in the industrial services and real estate sector, including Finissaggio e Tintoria Ferraris S.p.A., Pettinatura di Verrone S.r.l., F2 S.r.l., Immobiliare Giulia s.s. and Immobiliare Magda s.s. Since 2015, he has served as the Chairman of
Fondazione Cassa di Risparmio di Biella
, which plays an active role in supporting initiatives aimed at promoting the cultural, economic and social growth of the Province of Biella.
Born in Turin (Italy) in 1956, Mr. Ferraris holds a degree in Business and Economics from the University of Ancona.
Mr. Franco Ferraris is the spouse of Ms. Anna Zegna di Monte Rubello.
Rodrigo Bazan
Mr. Bazan is currently the Chief Executive Officer of Thom Browne, a position he has held since 2016. Under his leadership, Thom Browne has expanded in the DTC channel, opening directly-operated stores in North America, Europe, UK, Japan and Greater China Region, Middle East and with partners in Korea, Hong-Kong SAR and South East Asia. He has led the digital retail footprint for
e-business,
including partnering with platforms like Farfetch and TMall.
Before joining Thom Browne, Mr. Bazan served as President at Alexander Wang from 2010 to 2016 where he oversaw merchandising, marketing and sales, finance/operations, digital, as well as the company’s retail expansion. Prior to his appointment at Alexander Wang, Mr. Bazan served as Vice President and General Manager of Marc Jacobs International for Europe, the Middle East and India from 2007 to 2010. Previously, he served as the General Manager and Chief Financial Officer of Alexander McQueen from 2003 to 2007, where he oversaw both the wholesale ready-to-wear
and accessories team and the retail network of flagship stores.

Since 2012, Mr. Bazan has served as a member of the CFDA/Vogue Fashion Fund business advisory committee and has been actively involved in the Fund’s mentorship program. Since 2015, Mr. Bazan has been recognized by The Business of Fashion in the “BoF 500,” an annual list of the most influential people who are shaping the global fashion industry.
Born in Mar del Plata (Argentina) in 1975, Mr. Bazan graduated from the Universidad Argentina de la Empresa in Buenos Aires.
Thom Browne
Mr. Browne is the Founder and Chief Creative Officer of Thom Browne, a position he has held since 2002 before the acquisition of Thom Browne by Zegna in November 2018.
Mr. Browne is widely recognized for challenging and modernizing today’s uniform, the suit. Mr. Browne began his eponymous business in the early 2000s with five suits in a small “by appointment” shop in New York City’s West Village and, in the following years, expanded it to include complete ready-to-wear
and accessories collections for both men and women. Mr. Browne has also become known for his highly conceptual runway presentations, which have gained global attention for their thought provoking and dramatic themes and settings.
Born in Allentown, Pennsylvania, in 1965, Mr. Browne holds a Bachelor of Science from the University of Notre Dame.
B. Compensation
Introduction
The description below provides information relating to the remuneration that was earned by the Zegna Board and senior management team for the year ended December 31, 2021. The form and amount of remuneration received by the directors and the senior management team of Zegna generally was determined in accordance with the decisions made by Zegna prior to the completion of the Business Combination. On December 17, 2021, the Zegna General Meeting adopted a remuneration policy. The non-executive
directors of the Zegna Board oversee the remuneration policy, remuneration plans and practices of Zegna and intend to recommend changes when appropriate. More than half of the members of the Compensation Committee (including the chairperson) are independent pursuant to the DCGC. The Company may from time to time amend the remuneration policy, subject to the Zegna General Meeting’s approval when necessary.
This compensation report consists of two sections:

•
Historical Compensation for the 2021 Financial Year: details the remuneration features during the 2021 financial year and actual remuneration received by or awarded to each executive and non-executive
director and the senior management team.

•
Remuneration Policy: details our current remuneration policy (which is available on our corporate website), as adopted by the Zegna General Meeting on December 17, 2021. Our remuneration policy, which governs compensation for both executive and non-executive
directors (with regard to the latter as of January 1, 2022), provides a structure that aligns remuneration of the Zegna Board with successful delivery of Zegna’s long-term strategy and long-term value creation with the goal of ensuring that the directors’ interests are closely aligned to those of Zegna’s stakeholders, including its shareholders.

Historical Compensation for the 2021 Financial Year
Board of Directors
Short Term Incentive Plan
In 2021, Ermenegildo Zegna di Monte Rubello, Zegna Director and Chief Executive Officer of Zegna, Paolo Zegna di Monte Rubello, the former chairman and current Zegna Director, and Anna Zegna di Monte Rubello, Zegna Director, were eligible to earn short term variable cash compensation for 2021. For Ermenegildo Zegna di Monte Rubello, the short term variable compensation was based on Zegna’s profitability. For Paolo Zegna di Monte Rubello and Anna Zegna di Monte Rubello, the short term variable compensation was based on certain Zegna profitability metrics. The amount of short term variable compensation earned by Messrs. Zegna and Zegna and Ms. Zegna for the year ended December 31, 2021 was €2,695,000, €600,000 and €480,000, respectively.

Long Term Incentive Plan
The Chief Executive Officer’s executive agreement (which was last amended and restated on July 15, 2021, as approved by the Zegna Board) includes a Long Term Incentive Plan (the “
LTIP
”).
Under the LTIP, Ermenegildo Zegna di Monte Rubello is eligible to earn shares of Zegna subject to continued service and performance-based conditions for each of 2022 through 2024. Awards will generally lapse in the event of termination of employment prior to the applicable vesting date or if Mr. Zegna has given notice to terminate his employment prior to the applicable vesting date. In the event of a termination of employment classified as “good leaver,” grants will vest pro-rata
from the date of grant to the date of termination of employment. “Good leaver” is defined as (a) death, (b) incapacity or illness, (c) redundancy, (d) any other reason that the Zegna Board may determine and (e) if Mr. Zegna leaves his position as Chief Executive Officer of Zegna after December 31, 2023. The amount of long term variable compensation awarded to Mr. Zegna for the year ended December 31, 2021 was €6,138,000. No share has vested yet and this amount represents exclusively the accrual for 2021 of the LTIP.
On December 17, 2021, in connection with the completion of the Merger, the Zegna Board approved an equity incentive plan (“
EIP
”), which was approved by the Zegna General Meeting on December 17, 2021. In addition, the Zegna Board adopted the CEO Long Term Incentive Plan 2022-2024, a sub-plan
of the EIP, which set out the modalities of the arrangements agreed upon pursuant to Ermenegildo Zegna di Monte Rubello’s executive agreement, as discussed above.
IPO Performance Bonus
Pursuant to the Chief Executive Officer’s executive agreement, as amended and restated on July 15, 2021, as a result of the Company becoming listed on a public stock exchange, Ermenegildo Zegna di Monte Rubello is entitled to receive, at no cost to him, performance-based share awards giving right to receive 600,000 Ordinary Shares upon the satisfaction of certain vesting conditions (the “
IPO Performance Bonus
”). Subsequently, on December 17, 2021, the Zegna Board adopted the IPO Bonus Plan, a sub-plan
of the EIP, which sets out the terms and conditions governing the IPO Performance Bonus, subject to Zegna filing a registration statement registering the Ordinary Shares subject to the IPO Performance Bonus. The IPO Performance Bonus will vest and become transferrable in two tranches upon the per share price of the Ordinary Shares of the Company reaching certain pre-determined
levels and, with respect to the second tranche (representing 360,000 shares), also subject to his continued service as Zegna’s Chief Executive Officer as of December 31, 2023, unless otherwise resolved by the Zegna
Non-Executive
Directors. Zegna recorded an expense of €2,047,000 for 2021 in respect of the IPO Performance Bonus awarded to Mr. Zegna.
In addition and subject to the adoption of the necessary corporate approvals under Dutch law, the Zegna Board resolved to grant to Henry Peter, subject to certain corporate approvals, an IPO Performance Bonus representing the right to receive 50,000 Ordinary Shares pursuant to the IPO Bonus Plan. Mr. Peter’s IPO Bonus would vest and become transferrable in two tranches upon the per share price of the Ordinary Shares of the Company reaching certain pre-determined
levels and, with respect to the second tranche (representing 25,000 shares), also subject to continued service as of December 31, 2023, unless otherwise resolved by the Zegna Board.
Share Purchases
Ermenegildo Zegna di Monte Rubello’s executive agreement, prior to its restatement on July 15, 2021, provided that each year he was entitled to buy from Zegna shares valued at the greater of (a) contractually defined EBITDA multiplied by 8 divided by the number of shares issued as of December 31, 2020 and (b) €186 per share, the accounting value of Zegna’s treasury shares prior to the Conversion. On February 4, 2021, Zegna granted Ermenegildo Zegna di Monte Rubello the right to buy a maximum number of 15,832 Zegna shares for a purchase price of €186 per share, the accounting value of Zegna’s treasury shares prior to the Conversion. In May 2021, Mr. Zegna exercised such right and purchased 15,832 Zegna shares for a total consideration of €2,946,000. In July 2021, Mr. Zegna exercised his right to purchase 6,352 Zegna shares for a total consideration of €1,185,000.
In compliance with the remuneration policy, Mr. Zegna’s executive agreement, amended and restated as of July 15, 2021, provides that each year he is entitled to buy from Zegna shares valued at 12 times the previous year’s EBIT (calculated in accordance with the recognition and measurement principles of IFRS), for a maximum amount corresponding to his base salary plus
short term incentive compensation for the previous year. Zegna recorded an expense of €234,000 for 2021 in connection with Mr. Zegna’s right to purchase shares, pursuant to the executive agreement, amended and restated as of July 15, 2021, and the remuneration policy.

On October 12, 2021, Zegna entered into an amendment of the agreement with DDS and Associates LLC (an entity beneficially owned by members of Mr. De Sole’s family which provides certain consultancy services to Zegna), entered into in 2004 and subsequently amended in 2021, in order for Mr. Domenico De Sole to provide consultancy services to Zegna on a worldwide basis. As part of the arrangement, DDS and Associates LLC was granted a “virtual options” incentive program tied to the EBITDA improvement of Zegna under which Zegna would pay, upon exercise, an amount corresponding to 0.4% of the difference between the initial (2004) reference EBITDA multiplied by 8.5 and the amount obtained by applying the same formula to the Zegna EBITDA of the fiscal year ended prior to the exercise of the virtual options. Whole or part of the “virtual options” could be exercised. Pursuant to the above mentioned amendment, prior to the Closing of the Business Combination DDS and Associates purchased 16,237 treasury shares from Zegna representing approximately 0.4% of Zegna’s issued and outstanding share capital prior to the Conversion for a purchase price of approximately €2.2 million.
Warrants
In connection with the completion of the Business Combination, Zegna granted an aggregate number of 800,000 Private Placement Warrants to certain Zegna
Non-Executive
Directors, namely the directors who were members of the Zegna Board prior to the Conversion, the Lead
Non-Executive
Director and the chairperson of the Audit Committee, in accordance with the terms and conditions set forth in the New Warrant Agreement. The Warrants are subject to a lock-up
period of 12 months from the Closing Date (the “
Lock-Up
Period
”). During the
Lock-Up
Period, the eligible Zegna
Non-Executive
Director will not (i) exercise the Warrants or (ii) transfer, sell or otherwise dispose of any Warrants beneficially owned or owned by record by the eligible Zegna
Non-Executive
Director or any economic entitlement therein, except in specific cases or with prior approval of the Zegna Board.
Remuneration in the Event of Termination
Ermenegildo Zegna di Monte Rubello’s executive agreement provides that in the event that, for any reason, Mr. Zegna leaves his position as Chief Executive Officer of Zegna, regardless of whether he maintains his position as Chairperson of the Zegna Board, he will be entitled to a severance payment of an amount equal to two years of his fixed annual fee, net of income taxes, provided that the reduction of his fixed annual fee which he accepted with respect to 2020 in light of the
COVID-19
pandemic will not be considered in such calculation.
Historical Compensation
The following table summarizes the compensation from Zegna received by the members of the Zegna Board for the year ended December 31, 2021.
Of the compensation reported for Ermenegildo Zegna di Monte Rubello, a significant portion, €11,661,000, represents non-realized remuneration that was accrued in 2021 in respect of the equity awards subject to satisfaction of performance and presence conditions and of Mr. Zegna’s right to purchase shares, and his termination indemnity.

Name	Office Held	Fixed Compensation				Variable Compensation (€)		Stock Awards (€)		Option Awards (€)		Other Compensation (€)		Total (€)
		Annual Fee (€)		Fringe Benefits (€)
Ermenegildo Zegna di Monte Rubello	Chairperson, Chief Executive Officer and Executive Director
Realized		1,863,000	(1)	85,000	(2)	2,695,000	(4)	—		4,114,000	(7)	—		8,757,000
Non-Realized		—		3,242,000	(3)	6,138,000	(5)	2,047,000	(6)	234,000	(8)	—		11,661,000
Total – Sole Executive Director		1,863,000		3,327,000		8,833,000		2,047,000		4,348,000		—		20,418,000
Andrea C. Bonomi (9)	Non-Executive Director	—		—		—		—		—		—		—
Angelica Cheung (10)	Senior Non-Executive Director	—		—		—		—		—		98,000	(11)	98,000
Domenico De Sole	Non-Executive Director	40,000		—		—		(812,000	) (12)	155,000	(13)	190,000	(14)	(427,000)
Sergio P. Ermotti (15)	Non-Executive Director	—		—		—		—		155,000	(13)	—		155,000
Ronald B. Johnson	Non-Executive Director	80,000		—		—		—		155,000	(13)	—		235,000
Valerie A. Mars	Non-Executive Director	—		—		—		—		155,000	(13)	—		155,000
Michele Norsa	Non-Executive Director	80,000		—		—		—		155,000	(13)	—		235,000
Henry Peter	Non-Executive Director	199,000	(16)	9,000	(17)	—		186,000	(18)	155,000	(13)	100,000	(19)	649,000
Angelo Zegna di Monte Rubello (20)	Non-Executive Director	6,000		—		—		—		—		—		6,000
Anna Zegna di Monte Rubello	Non-Executive Director	189,000		43,000	(17)	480,000		—		155,000	(13)	—		867,000
Paolo Zegna di Monte Rubello (21)	Non-Executive Director	523,000	(22)	27,000	(17)	600,000		—		155,000	(13)	—		1,305,000
Renata Zegna di Monte Rubello	Non-Executive Director	20,000		5,000	(17)	—		—		—		—		25,000
Total – Non-Executive Directors		1,137,000		84,000		1,080,000		(626,000)		1,240,000		388,000		3,303,000

(1)	The amount reported is comprised of (i) the base salary earned by Mr. Zegna as Chief Executive Officer of Zegna (€880,000) and (ii) €983,000 for his services as a director of Zegna Group companies.
(2)	The amount reported represents post-employment benefits in the form of mandatory social contributions for Ermenegildo Zegna di Monte Rubello.
(3)	The amount reported represents the accrued value of the indemnity payable to Mr. Zegna on termination of his employment.
(4)	The amount reported represents short term variable compensation, determined as described above.
(5)	The amount reported represents the long term variable compensation, calculated as described above.

(6)	The amount reported represents the IPO Performance Bonus share awards to which Mr. Zegna is entitled, subject to the satisfaction of certain conditions described above.
(7)
The amount reported is comprised of (i) the gain incurred by Mr. Zegna from the exercise of his right to purchase 15,832 shares of Zegna, as discussed above and (ii) the gain incurred by Mr. Zegna from the exercise of his right to purchase 6,352 shares of Zegna, as discussed above.

(8)
The amount reported represents the expense that was recorded by Zegna for 2021 in connection with Mr. Zegna’s right to purchase shares, pursuant to the executive agreement restated as of July 15, 2021 and the remuneration policy, as discussed above.

(9)	Andrea C. Bonomi was nominated to the Zegna Board by the IIAC Sponsor effective as of, and has been a Zegna Director since, December 17, 2021.
(10)	Angelica Cheung has been a Zegna Director since December 17, 2021.
(11)	Ms. Cheung received €98,000 for consulting services provided to Zegna.
(12)
The amount reported represents 16,237 Zegna treasury shares assigned to Domenico De Sole on July 4, 2021 with a fair market value of €6,051,530 for a purchase price of €2,216,351. Such Ordinary Shares were purchased pursuant to the right under the agreement between Zegna and DDS and Associates LLC, as discussed above under “—
Share Purchases
”), net of the expense that was recorded by Zegna in previous periods (€4,647,000).

(13)	Represents the Zegna Warrants granted to certain Zegna Directors, as discussed above.
(14)
DDS and Associates LLC (an entity beneficially owned by members of Mr. De Sole’s family), received €190,000 for consulting services provided to Zegna. Mr. De Sole has disclaimed any pecuniary interest in DDS and Associates LLC.

(15)	The table does not include any remuneration received by Sergio P. Ermotti for his service to IIAC. Mr. Ermotti was the chairman of the board of directors of IIAC until December 17, 2021.
(16)	The amount reported includes €99,000 earned by Henry Peter for services as a director of a Zegna subsidiary.
(17)	Includes post-employment benefits in the form of mandatory social contributions earned for services as a director of Zegna.
(18)
The amount reported, which is non-realized compensation for 2021, represents the accrual for 2021 of the IPO Performance Bonus to which the Zegna Director shall be entitled, subject to the conditions described above.

(19)	Mr. Peter received €100,000 for services provided to Zegna in connection with the Business Combination.
(20)	The amount reported for Angelo Zegna di Monte Rubello was received in connection with his service to Zegna prior to his death in August 2021.
(21)	Paolo Zegna di Monte Rubello was the chairman of the Zegna Board until December 17, 2021.
(22)	The amount reported includes €30,000 earned by Paolo Zegna di Monte Rubello for services as a director of a Zegna subsidiary.
Board of Statutory Auditors
In 2021, the members of Zegna’s board of statutory auditors received an annual cash fee as well as reimbursement for all reasonable and properly documented expenses. The aggregate amount of compensation earned by the members of Zegna’s board of statutory auditors in 2021 was €165,880.
Zegna’s board of statutory auditors ceased to exist upon the effectiveness of the Conversion.
Senior Management
For 2021, Zegna’s senior management team consisted of:

•	Ermenegildo Zegna di Monte Rubello as Chief Executive Officer;

•	Gianluca Ambrogio Tagliabue as Chief Operating Officer and Chief Financial Officer;

•	Alessandro Sartori as Zegna Artistic Director;

•	Franco Ferraris as Head of Textiles;

•	Rodrigo Bazan as Chief Executive Officer of Thom Browne; and

•	Thom Browne as Founder & Chief Creative Officer of Thom Browne.
The aggregate amount of fixed compensation earned by Zegna’s senior management team (excluding the CEO, whose compensation is included in the discussion of the compensation earned by the Zegna Board above) for the year ended December 31, 2021 was €5,309,000, including (a) €4,289,000 earned by Zegna’s senior management team (excluding the CEO) as base salary, (b) €407,000 earned by Zegna’s senior management team (excluding the CEO) for service as a director of a Zegna subsidiary, (c) €601,000 accrued by Zegna for post-employment benefits and (d) €12,000 accrued by Zegna for fringe benefits to its senior management team (excluding the CEO). Additionally, Zegna accrued other compensation for €8,702,000 for one-time
fixed extraordinary bonuses earned by certain of Zegna’s senior management team (excluding the CEO) which will be paid in 2024. Zegna’s senior management team (excluding the CEO) earned €1,015,000 for consulting services provided to Zegna. The aggregate amounts of short term variable compensation under Zegna’s Perfomance Management Program ( the “
PMP
”) and long term variable compensation earned by Zegna’s senior management team (excluding the CEO) for the year ended December 31, 2021 were €3,968,000 and €32,000, respectively.
Cash compensation for Zegna’s senior management team in 2021 consisted of base salary, consulting fees and a short term variable cash compensation under the PMP. The PMP provides eligible employees, including the senior management team, with an opportunity to earn a cash incentive payment to the extent that pre-established
business and individual performance goals are achieved. Additionally, certain members of Zegna’s senior management team are entitled to awards under the IPO Bonus Plan representing the right to receive an aggregate of 225,000 Ordinary Shares, as communicated to the applicable recipients in December 2021, resulting in an expense to Zegna of €837,000 for the year ended December 31, 2021.

Remuneration Policy
Zegna’s remuneration policy provides a framework for the Zegna
Non-Executive
Directors to determine the remuneration of the Zegna Executive Directors and the Zegna
Non-Executive
Directors. The remuneration policy provides a structure that aligns remuneration of the Zegna Board with successful delivery of Zegna’s long-term strategy and long-term value creation, and therefore aims to ensure that the Zegna Directors’ interests are closely aligned to those of Zegna’s stakeholders, including its shareholders. The purposes of the remuneration policy is to define a competitive remuneration package, designed to attract, retain and motivate Zegna Directors who possess the necessary leadership qualities and requisite skills and experience in the various aspects of Zegna’s business, while also providing enough flexibility to tailor remuneration practices to a specific situation.
While formulating the remuneration policy, the Zegna
Non-Executive
Directors have taken into consideration Zegna’s strategy and core values, which are focused on long-term value creation and sustainable development of Zegna. Pay ratios within Zegna and scenario analyses have also been considered. The remuneration policy is based upon the following principles:
General

1.
The remuneration of the board follows the
pay-for-performance
principle and incentivizes Zegna Directors to create long-term value for shareholders and other stakeholders through achievement of strategic objectives;

2.
The remuneration is appropriately balanced between fixed and variable remuneration components, aiming to ensure long-term value creation and alignment of Zegna Directors’ interests with Zegna’s strategic objectives;

3.
The remuneration of the board is competitive in relation to the market in which Zegna operates, the relative size of the business, the specificity of Zegna’s governance structure and the duties and responsibilities of the board resulting therefrom;

With Respect to Zegna Executive Director(s)

4.	The remuneration is predominantly long-term in character, with long-term equity incentives linked to the delivery of Zegna’s strategic objectives in the highly competitive industry Zegna operates in;
With Respect to Zegna
Non-Executive
Directors

5.
The remuneration of the Zegna
Non-Executive
Directors is designed to attract and retain
non-executive
directors who have the talent and skills to foster the long-term value creation of Zegna while respecting its core values;

6.
The remuneration of the Zegna
Non-Executive
Directors consists of cash payments and equity awards in order to enable Zegna to limit the cash component of the non-executive
director remuneration and to ensure structural alignment of the Zegna
Non-Executive
Directors’ interests with the interests of Zegna’s stakeholders, including its shareholders; and

Evaluation

7.
The Zegna
Non-Executive
Directors will evaluate the objectives and structures of the remuneration policy at regular intervals, to ensure it is fit for its intended purpose. The Zegna
Non-Executive
Directors will be assisted by Zegna’s Compensation Committee.

Zegna Executive Director(s)
On the basis of the remuneration policy objectives, the compensation of Zegna Executive Director(s) consists of the elements discussed below.

Base Salary
The base salary is set at a level to attract, motivate and retain executive director(s).
Reimbursement of Expenses
Zegna will reimburse the expenses and costs reasonably incurred in relation to the performance of the Zegna Executive Director’s duties.
Short-Term Incentives
The objective of any short-term variable compensation is to incentivize the Zegna Executive Director to achieve annual targets and objectives that are related to the short-term focus of Zegna. The annual short-term incentive payment to be granted to an individual executive director will not exceed 200% of that individual Zegna Executive Director’s base salary. Notwithstanding the foregoing, the Zegna
Non-Executive
Directors may decide, based on a proposal of the Compensation Committee, to increase the short-term incentive payable to an individual Zegna Executive Director for any given year in case of exceptional achievements of such Zegna Executive Director.
Long-Term Incentives
The objective of any long-term equity incentive is to provide a retention tool for the Zegna Executive Director and to align the long-term interests of the Zegna Executive Director with those of Zegna and its stakeholders. Furthermore, by granting a long-term incentive in the form of equity, the Zegna Executive Director participate directly in the growth of the value of Zegna to which he or she contributes. The amount of equity awarded to the Zegna Executive Director will be determined by the Zegna
Non-Executive
Directors, taking into account the applicable performance conditions and continuous service requirements with the intent of creating long-term shareholder value. The Zegna
Non-Executive
Directors may resolve, upon recommendation of the Compensation Committee, to grant equity awards in accordance with any equity incentive plan approved by the Zegna General Meeting and to be further implemented by the Zegna Board.
The Zegna Executive Director may be entitled to annually acquire such number of Zegna’s Ordinary Shares up to a maximum value of his or her base salary and annual variable cash compensation awarded for the previous year, at a value per share based on an enterprise value corresponding to 12 times the Group’s EBIT of the year preceding the year in which the Zegna Executive Director wishes to acquire the Ordinary Shares.
Recoupment of Incentive Compensation (Adjustment and Claw-Back)
Any grant, award or actual payment in relation to the short-term and long-term incentives may during any relevant performance and/or vesting period and during a period of three years following the actual award, in the sole discretion of the Zegna
Non-Executive
Directors and whether or not at the instigation of the Compensation Committee:

1.	Be decreased or eliminated if such grant, award or actual payment were to be unacceptable according to principles of reasonableness and fairness; and

2.	Clawed back if such grant, award or actual payment took place on the basis of incorrect data (including data that has been maliciously altered and therefore, is incorrect).
Remuneration in the Event of Termination
Zegna may pay severance compensation in accordance with the terms and conditions of the applicable services agreement of an individual Zegna Executive Director. Such severance compensation will not exceed 200% of the Zegna Executive Director’s annual base salary. Severance benefits may also include outplacement services and continuation of insurance and other benefits that have been paid or made available to the Zegna Executive Director prior to the termination of service. The specific terms of the severance package of a Zegna Executive Director will be established in his or her services agreement, all in accordance with the framework provided in the remuneration policy.

Benefits
Zegna may provide to the Zegna Executive Director customary benefits such as company cars (or a car allowance), travel expenses and work related costs, medical insurance, accident insurance, D&O insurance, tax assistance and relocation allowances. In addition, in individual cases, company housing and other benefits may also be offered, such as annual clothing allowances. Such benefits are in line with general prevailing market practice, while also providing the Zegna
Non-Executive
Directors with enough flexibility to tailor the remuneration and benefits practices to a specific situation.
Loans, Advances and Guarantees
Zegna will not provide any loans, advances or guarantees to Zegna Executive Director(s).
Zegna
Non-Executive
Director(s)
On the basis of the remuneration policy objectives, the compensation of Zegna
Non-Executive
Directors consists of the elements discussed below. Each year, the Zegna
Non-Executive
Directors will review the remuneration levels and structure applicable to the Zegna
Non-Executive
Directors and consider whether any adjustment is required.
Annual Base Remuneration
Zegna will pay the Zegna
Non-Executive
Directors an annual base fee of €150,000 payable 50% in cash and 50% in Zegna’s Ordinary Shares (“
Equity Awards
”), subject to a restricted stock award. The Lead
Non-Executive
Director will be entitled to an additional fee of €15,000 for the additional duties and responsibilities related to that role, payable in cash.
The number of Equity Awards granted to the Zegna
Non-Executive
Directors will be established, based on the closing stock price of the last trading day of the month preceding the date of grant, converted into Euros at the reference rate published by the European Central Bank on the closing of the same day, rounded down to the nearest whole share. The date of grant for the Equity Awards will be determined by the Zegna
Non-Executive
Directors. The Equity Awards will vest on the second anniversary of the date of grant.
Annual Committee Fee
Zegna will pay each Zegna
Non-Executive
Director serving on one of Zegna’s committees of the board an additional fee as set forth below:

•	Audit Committee - €30,000 (chairperson), €15,000 (other members)

•	Compensation Committee - €20,000 (chairperson), €10,000 (other members)

•	Governance and Sustainability Committee - €20,000 (chairperson), €10,000 (other members)
Reimbursement of Expenses
Zegna will reimburse the expenses and costs reasonably incurred in relation to the performance of the Zegna
Non-Executive
Directors’ duties, in accordance with Zegna’s expense policy, if any.
Benefits
Zegna will subscribe to the benefit of the Zegna
Non-Executive
Directors a liability insurance with a coverage in line with the general market practice prevailing among companies similar to Zegna.
Loans, Advances and Guarantees
Zegna will not provide any loans, advances or guarantees to Zegna
Non-Executive
Directors, unless the majority of the Zegna
Non-Executive
Directors gives prior written approval.

C. Board Practices
Please refer to “
Item 6.A—Directors and Senior Management
”
and “
Item 6.B
—
Compensation
” for additional information concerning the Zegna Directors required by this item.
Committees of the Zegna Board
Pursuant to the Zegna Articles of Association, the Zegna Board has power to establish any committees and and may allocate specific duties, tasks and procedures to any such committees.
On December 17, 2021, the Zegna Board established three standing committees: (i) the Audit Committee, (ii) the Compensation Committee and (iii) the Governance and Sustainability Committee.
Each standing committee is comprised of at least three Zegna Directors, a majority of whom is independent.
The Audit Committee
The Audit Committee is responsible for assisting and advising the Zegna Board in the oversight of, among others: (i) the integrity of Zegna’s financial statements, including any published interim reports; (ii) the adequacy and effectiveness of Zegna’s internal control over financial reporting, financial reporting procedures and disclosure controls and procedures; (iii) Zegna’s policy on tax planning; (iv) Zegna’s policy on reservations and dividends; (v) Zegna’s financing; (vi) Zegna’s application of information and communication technology; (vii) the systems of internal controls that management and/or the Zegna Board have established; (viii) Zegna’s compliance with legal and regulatory requirements; (ix) Zegna’s compliance with recommendations and observations of internal and independent auditors; (x) the open and ongoing communications regarding Zegna’s financial position and results of operations between the Zegna Board, the independent auditors, Zegna’s management and internal audit department; (xi) Zegna’s policies and procedures for addressing certain actual or perceived conflicts of interest; (xii) the qualifications, independence, oversight and remuneration of the independent auditors and any non-audit
services provided to Zegna by the independent auditors; (xiii) determining the process for selecting the external auditor or the audit firm (and/or the independent registered public accounting firm), if applicable, and the nomination to extend the assignment to carry out the statutory audit; (xiv) the performance of Zegna’s internal auditors and of the independent auditors; (xv) risk management guidelines and policies; and (xvi) the implementation and effectiveness of Zegna’s ethics and compliance program.
The Audit Committee is comprised of at least three Zegna
Non-Executive
Directors. Each member of the Audit Committee is required (i) not to have any material relationship with Zegna or to serve as auditors or accountants for Zegna; (ii) to be “independent,” for purposes of the NYSE rules, Rule
10A-3
of the Exchange Act and the DCGC; and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Zegna Board). At least one member of the Audit Committee will be a “financial expert” as defined by the Sarbanes-Oxley Act and the rules of the SEC. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Zegna Board which must be disclosed in Zegna’s annual report. Unless decided otherwise by the Audit Committee, the independent auditors of the company, the Chief Financial Officer and the head of internal audit will attend its meetings. The Chief Executive Officer will be entitled to attend meetings of the Audit Committee unless the Audit Committee determines otherwise and should attend the meetings of the Audit Committee if the Audit Committee so requires. The Audit Committee will meet with the independent auditors at least once per year outside the presence of the Zegna Executive Directors and management.
The Audit Committee comprises Valerie A. Mars (as chairperson), Sergio P. Ermotti and Ronald B. Johnson, each of whom is independent for purposes of the NYSE rules, Rule
10A-3
of the Exchange Act and the DCGC.
The Compensation Committee
The Compensation Committee is responsible for, among others, assisting and advising the Zegna Board in: (i) determining executive compensation consistent with Zegna’s remuneration policy; (ii) reviewing and approving the remuneration structure for the Zegna
Non-Executive
Directors; (iii) administering equity incentive plans and deferred compensation benefit plans; (iv) discussing with management Zegna’s policies and practices related to compensation and issuing recommendations with respect to such compensation; and (v) to prepare the remuneration report in accordance with the DCGC.
The Compensation Committee is comprised of at least three Zegna
Non-Executive
Directors. More than half of its members (including the chairperson) are independent under the DCGC. Unless decided otherwise by the Compensation Committee, the head of human resources of Zegna or its relevant subsidiaries may be invited to attend the discussions of the Compensation Committee other than discussions relating to the compensation of Zegna
Non-Executive
Directors.

The Compensation Committee comprises Henry Peter (as chairperson), Domenico De Sole and Valerie A. Mars. Each of Henry Peter and Valerie A. Mars is independent for purposes of the NYSE rules and the DCGC. Domenico De Sole is independent for purposes of the DCGC.
The Governance and Sustainability Committee
The Governance and Sustainability Committee is responsible for, among others, assisting and advising the Zegna Board with: (i) the recommendation of the criteria, professional and personal qualifications for candidates to serve as Zegna Directors; (ii) periodic assessment of the size and composition of the Zegna Board; (iii) periodic assessment of the performance of individual Zegna Directors and reporting on this to the Zegna Board; (iv) proposals to the Zegna
Non-Executive
Directors for the nomination and
re-nomination
of Zegna Directors to be appointed by the Zegna General Meeting; (v) supervision of the policy on the selection and appointment criteria for senior management and on succession planning; (vi) monitoring, evaluating and reporting on the group’s sustainable development policies and practices, management standards, strategy, performance and governance globally; and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the annual sustainability report.
The Governance and Sustainability Committee is comprised of at least three Zegna
Non-Executive
Directors. More than half of its members are independent under the DCGC.
The Governance and Sustainability Committee comprises Michele Norsa (as chairperson), Ronald B. Johnson and Angelica Cheung. Each of Ronald B. Johnson and Angelica Cheung is independent for purposes of the NYSE rules and the DCGC. Michele Norsa is independent for purposes of the DCGC.
D. Employees
As of December 31, 2021, 2020 and 2019, respectively, we had the following number of employees, divided in the categories of activity and geographic locations as set forth in the tables below.

	As at December 31,
	2021	2020	2019
White Collars	3,814	3,897	4,095
Blue Collars	2,016	2,201	2,132
Temporary employees	219	151	313

Total	6,049	6,249	6,540

	As at December 31,
	2021	2020	2019
EMEA	3,957	4,217	4,347
North America	369	327	366
Latin America	117	125	139
APAC	1,606	1,580	1,688

Total	6,049	6,249	6,540
Historically, we have had good labor relationships with our employees and we are committed to maintaining a positive and constructive relationship with them. In the past, we have not experienced any material job action or labor stoppage that has had a material impact on our business.
While production was suspended at our manufacturing and logistics facilities and our stores were temporarily closed in response to the
COVID-19
pandemic, we resorted to the furlough of approximately 75% of our workforce in Italy and Switzerland, as well as temporary layoffs and salary reductions from mid-March
2020 to the
mid-second
quarter of 2020. During 2021 we resorted to the furlough for approximately 10% of the total working hours in Italy and Switzerland, which involved approximately 65% of the total workforce in these countries, mainly during the initial part of the year. As of the date of this report, all our manufacturing and logistics facilities and the majority of our stores (with the exception of certain of our DOSs in the Greater China Region) have re-opened
and virtually all our furloughed employees have returned to work.

E. Share Ownership
Information regarding the ownership of Ordinary Shares by our directors and senior management is set forth in Item 7.A of this report.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of March 30, 2022, based on the information in Zegna’s shareholder register and other sources available to us, by: each person who is known to be the beneficial owner of more than 5% of our issued and outstanding Ordinary Shares; and each of the Zegna Directors and senior managers.
Monterubello is the controlling shareholder of Zegna through its 61.8% shareholding interest in Zegna’s issued and outstanding Ordinary Shares (as of March 30, 2022).
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The percentages in the table below are computed on the basis of 242,343,659 Ordinary Shares issued and outstanding and do not include the Ordinary Shares issuable upon the exercise of the Warrants. The denominators used in calculating the percentage of beneficial ownership of each of Strategic Holdings Group S.à r.l. and Mr. Sergio P. Ermotti include the Ordinary Shares issuable upon exercise of the Private Placement Warrants held by each such beneficial owner.

Beneficial Owner	Number of Ordinary Shares		% of Outstanding
>5% holders
Monterubello s.s.(1)	149,734,550		61.8%
Strategic Holding Group S.à r.l. (2)	36,184,446	(3)	14.6%
Zegna Directors
Ermenegildo Zegna di Monte Rubello	5,246,800	(4)	2.2%
Andrea C. Bonomi	—		—
Angelica Cheung	—		—
Domenico De Sole	120,000	(5)		(*)
Sergio P. Ermotti	1,469,688	(6)		(*)
Ronald B. Johnson	120,000	(7)		(*)
Valerie A. Mars	120,000	(8)		(*)
Michele Norsa	120,000	(9)		(*)
Henry Peter	420,000	(10)		(*)
Anna Zegna di Monte Rubello	150,000	(11)		(*)
Paolo Zegna di Monte Rubello	240,000	(12)		(*)
Zegna Senior Managers
Gianluca Ambrogio Tagliabue	30,000	(13)		(*)
Rodrigo Bazan	—		—
Thom Browne	200,000	(14)		(*)
Franco Ferraris	—		—
Alessandro Sartori	30,000	(15)		(*)

(*)	Less than 1% of the shares outstanding.
(1)
Monterubello is an Italian società semplice whose quotas are currently held by members of the Zegna family. The directors of Monterubello, as of the Closing Date, were Ermenegildo Zegna di Monte Rubello (chairman of the board of directors), Paolo Zegna di Monte Rubello (vice chairman of the board of directors), Renata Zegna di Monte Rubello, Anna Zegna di Monte Rubello, Giovanni Schneider, Stefano Aimone and Alessandro Andrea Trabaldo Togna.

(2)
Based on filings with the SEC (Schedule 13G filed on February 8, 2022, File
No. 005-93353):
Strategic Holding Group S.à r.l. is governed by a five-member board of managers, which at the time of the SEC filing included Kamel Aliat, Amélie Flammia, Marvin Martins, Alex Browning and Natalie Ramsden; action by the five-member board of managers is by simple majority vote; and no individual manager on the board of managers has voting or dispositive control over the reported securities and, therefore, no individual manager has or shares beneficial ownership of such securities.

(3)
Includes 3,490,000 PIPE Shares and 5,230,000 Ordinary Shares issuable upon exercise of an equal number of Private Placement Warrants that are exercisable within 60 days of March 30, 2022. Excludes 4,276,563 Escrowed Shares which will be held in escrow until the satisfaction of the relevant release conditions or lapse of the prescribed period of time. As long as any such Escrowed Shares are held in escrow Strategic Holding Group S.à r.l.’s voting and economic rights shall be restricted.

(4)
Includes 420,000 PIPE Shares. Excludes 600,000 Ordinary Shares which may be granted upon vesting of the performance-based share awards which were granted following the closing of the Business Combination.

(5)	Represents 120,000 PIPE Shares.
(6)	Includes 120,000 PIPE Shares and 670,000 Ordinary Shares issuable upon exercise of an equal number of Private Placement Warrants that are exercisable within 60 days of March 30, 2022.
(7)	Represents 120,000 PIPE Shares.
(8)	Represents 120,000 PIPE Shares.
(9)	Represents 120,000 PIPE Shares.
(10)	Represents 420,000 PIPE Shares.
(11)	Represents 150,000 PIPE Shares.
(12)	Represents 240,000 PIPE Shares.
(13)	Represents 30,000 PIPE Shares.
(14)	Represents 200,000 PIPE Shares held by Thom Browne Revocable Trust.
(15)	Represents 30,000 PIPE Shares.
Based on the information in Zegna’s shareholder register, as of March 30, 2022, 41,236,059 Ordinary Shares were held in the United States. As of the same date, 35 record holders had registered addresses in the United States.
B. Related Party Transactions
The related parties of the Group are all entities and individuals, including their close family members, capable of exercising control, joint control or significant influence over the Group and its subsidiaries, including the Group’s controlling shareholder, Monterubello, as well as other companies owned by Monterubello and its shareholders. Related parties also include Zegna’s associates and joint arrangements, members of the Zegna Board and executives with strategic responsibilities, as well as their families and entities controlled by them.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.
Transactions carried out by the Group with these related parties are primarily of a commercial and financial nature and mainly relate to:
Transactions with associates

•
Transactions with Tom Ford related to (i) a licensing agreement for the production and worldwide distribution of luxury men’s ready to wear and made to measure clothing, footwear and accessories under the Tom Ford label, (ii) financial assets related to loans to Tom Ford, and (iii) financial guarantees provided to Tom Ford in relation to its payment obligations under a bank loan for an amount of $7,500 thousand issued to Tom Ford in 2020 and maturing in March 2025.

•	The purchase of raw materials, in particular carded yarns from Filati Biagioli Modesto
Transactions with companies controlled by Monterubello or its shareholders, Zegna directors or senior management

•	The purchase of raw materials, in particular of wool, from Gruppo Schneider S.p.A.

•	The purchase of industrial services, in particular of fabrics’ finishing, from Finissaggio e Tintoria Ferraris S.p.A.

•	The purchase of industrial services from Pettinatura di Verrone S.r.l.

•	Transactions with PKB Privatbank AG relating to an interest-bearing loan amounting to Euro 5,000 thousand expiring in March 2022.

•
The Disposition of certain of its businesses, through the statutory demerger under Italian law to a new company owned by its existing shareholders. The Disposition included, inter alia, Zegna’s real estate business, consisting of Zegna’s former subsidiary EZ Real Estate, which directly and indirectly holds substantially all of the real estate assets formerly owned by the Zegna group, as well as certain properties previously owned by Lanificio Zegna. Most of the real estate properties directly or indirectly owned by EZ Real Estate were, and continue to be, leased to Zegna also following the Disposition. Zegna pays rent to EZ Real Estate or its subsidiaries under lease agreements. In addition, following the Disposition, Zegna has entered into arrangements whereby Oasi Zegna provides licensing, marketing and other sustainability-related services to Zegna.

•
As part of the Disposition, on January 14, 2021, the Group sold 70% of its equity stake in Agnona to a related party for consideration of Euro 1 and as a result Agnona was deconsolidated from the beginning of the year and became a related party of the Group. The Group subsequently disposed of the remaining 30% stake in Agnona during September and October 2021 for total consideration of Euro 500 thousand. Following the initial disposal of Agnona, the Group sold products and recharged costs for services to Agnona, as well as compensated amounts related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in accordance with the terms of the related sale agreement.

•	Following the Disposition, the payment of rent to EZ Real Estate or its subsidiaries under lease agreements for the use of properties.

•
Support to the activities of Fondazione Zegna, a charitable organization which provides an opportunity for charitable work on the part of the Zegna family and Group employees. Fondazione Zegna supports and funds projects in cooperation with non-profit
organizations operating in various fields and different parts of the world.

•
Put contracts entered into as part of the Group’s investments in Thom Browne and Lanificio Zegna whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling
interests in Thom Browne and Lanificio Zegna. For additional information relating to the put contracts please refer to Note 34 -
Other
non-current
financial liabilities
to the Consolidated Financial Statements.

Transactions related to the Business Combination
In connection with the closing of the Business Combination and the public listing of Zegna (as further described in Note 1
- General information
to the Consolidated Financial Statements), Zegna entered into various transactions with Monterubello and other shareholders and related parties, including the following:

•	The repurchase by Zegna of 54,600,000 of its own shares from Monterubello for total consideration of Euro 455,000 thousand.
The reimbursement to Zegna by Monterubello of a special gift to all employees of the Group for an amount of Euro 10,923 thousand.

•
The issuance of 800,000 private warrants to certain Zegna
non-executive
directors, for which the Group recognized personnel costs of Euro 1,263 thousand and an offsetting increase to other reserves within equity for the year ended December 31, 2021.

•	The grant of equity-settled share-based payments to key management.
In connection with the Business Combination, certain of Zegna’s related parties (including certain directors and officers and affiliates of Monterubello) entered into PIPE Subscription Agreements with Zegna pursuant to which they subscribed for Ordinary Shares at the closing of the Business Combination. The amount of each such subscription was immaterial. Under the terms of the PIPE Subscription Agreements, such related parties are entitled to certain registration rights in respect of their Ordinary Shares. In addition, at the Closing of the Business Combination, Zegna entered into certain agreements with related parties, including the Shareholders Agreement, the Zegna
Shareholders Lock-Up Agreement,
the IIAC Sponsor
Lock-Up
Agreement and the Registration Rights Agreement. For a description of such agreements, see “
Item 10.B—Memorandum and Articles of Association
”.
C. Interests of Experts and Counsel
Not applicable.

ITEM 8	FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Consolidated Financial Statements
Refer to “
Item 18—Financial Statements
” for our Consolidated Financial Statements and the report of our independent registered public accounting firm included elsewhere in this document.
Export Sales
Refer to “
Item 4.B—Business Overview
” for a discussion of our sales and distribution channels.
Legal Proceedings
We are party to civil and administrative proceedings (including tax audits) and to legal actions in the normal course of our business, including with respect to lease agreements, labor matters and intellectual property matters. Adverse decisions in one or more of these proceedings could require us to pay substantial damages. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. An accrual is established in connection with pending or threatened litigation if a loss is probable and a reliable estimate can be made. For information regarding provisions made for the legal proceedings we are a party to, please refer to Note 36 (
Provisions for risks and charges
) to the Consolidated Financial Statements.
On June 28, 2021 adidas filed a lawsuit in the Southern District of New York for, among others, trademark infringement, unfair competition, dilution and various state claims, in connection with Thom Browne’s five color grosgrain ribbon and the four bands on sleeves and pants on its sporting goods, sportswear and athletic wear. adidas claims these designs allegedly infringe the three stripe marks of adidas. As the discovery phase of the trial progresses, Thom Browne, Inc. filed a motion to dismiss adidas’s claims, which remains pending. Thereafter, Thom Browne, Inc. has also initiated cancellation proceedings against a number of adidas marks registered in the European Union, alleging that the marks lack distinction. The parties have submitted various pleadings in such proceedings, which remain pending. Thom Browne intends to vigorously defend its position in these proceedings.
On February 17, 2022, the New York Supreme Court in the City of New York issued a judgment dismissing Zegna’s claims seeking rescission of a lease of premises in New York City. The trial court found that the lease remains in full force and effect and ordered Zegna to pay the amount requested by the landlord as unpaid rent and fees. A substantial portion of the amount of the court’s judgment is covered by an accrual recorded in Zegna’s balance sheet. On March 10, 2022, the landlord filed a complaint requesting Zegna to pay the unpaid rent and fees accrued until March 2022. Zegna intends to appeal against the judgment and to oppose the landlord’s complaint. Following the latest developments, Zegna accrued a provision of Euro 28,254 thousand on its balance sheet as of December 31, 2021. The impact on the statement of profit and loss for the year ended December 31, 2021 is Euro 12,192 thousand in addition to the pre-existing
provision (see Note 36 to the Consolidated Financial Statements).
Dividend Policy
We have not paid any cash dividends on the Ordinary Shares from the Closing of the Business Combination to date. The Company intends to pay regular dividends on outstanding Ordinary Shares. However, any decision to declare and pay dividends in the future will ultimately be made at the discretion of the Zegna Board and will depend on the Group’s results of operations, business conditions, financial conditions, earnings, cash balances, commitments, strategic plans and other factors that the Zegna Board may deem relevant at the time it recommends approval of any such dividend, including economic and market conditions.
Pursuant to Dutch law and the Zegna Articles of Association, the distribution of dividends will take place following the adoption of the annual accounts, from which we will determine whether such distribution is permitted. We may make distributions to our shareholders, whether from profits or from our freely distributable reserves, only insofar as our shareholders’ equity exceeds the sum of the paid-up and called-up share
capital plus any reserves to be maintained by Dutch law or the Zegna Articles of Association.
The Zegna Board may resolve to reserve the profits or part of the profits. Any profits remaining after the reservation referred to in the previous sentence by the Zegna Board will first be applied to allocate and add to the dividend reserve for each class of Zegna Special Voting Shares an amount equal to 1% of the aggregate nominal value of all issued and outstanding Zegna Special Voting Shares of that class. The profits remaining after application of the preceding sentence will be at the disposal of the Zegna General Meeting, which may resolve to add the remaining profits to the reserves or distribute them to the holders of Ordinary Shares. Distributions of dividends will be made to Zegna’s shareholders in proportion to the nominal value of their Ordinary Shares.

Pursuant to Dutch law and the Zegna Articles of Association, the Zegna Board or the Zegna General Meeting at the proposal of the Zegna Board will be allowed to resolve upon interim distributions on Ordinary Shares. For this purpose, the Zegna Board must prepare an interim statement of assets and liabilities. Such interim statement shall show our financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if (i) an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (ii) our shareholders’ equity exceeds the sum of the paid-up and called-up share
capital and any reserves to be maintained by Dutch law or the Zegna Articles of Association. Interim distributions will be made in cash, in kind or in the form of Ordinary Shares.
Since Zegna is a holding company and its operations are carried out through its subsidiaries, Zegna’s ability to pay dividends will primarily depend on the ability of its subsidiaries to generate earnings and to provide it with the necessary financial resources.
B. Significant Changes
Except otherwise disclosed within this report, no significant changes have occurred since the date of the Consolidated Financial Statements.

ITEM 9	THE OFFER AND LISTING
A. Offer and Listing Details
The Ordinary Shares and the Zegna Public Warrants are listed on NYSE under the symbols “ZGN” and “ZGN WS,” respectively.
B. Plan of Distribution
Not applicable.
C. Markets
See “
—Offer and Listing Details
” above.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10	ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Corporate Seat and Place of Effective Management
Zegna is a legal entity organized under the laws of the Netherlands. It has its corporate seat (
statutaire zetel
) in Amsterdam, the Netherlands. The address of Zegna is Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy. Since its incorporation Zegna has had, and it intends to continue to have, its place of effective management in Italy.

Zegna is registered with the Dutch Trade Register. Its trade register number is 84808640.
Share Capital and Form of Shares
As of December 31, 2021, there were 242,343,659 Ordinary Shares issued and outstanding. As of the same date, there were also 13,416,667 Public Warrants and 6,700,000 Private Placement Warrants outstanding.
As of December 31, 2021, Zegna’s authorized share capital amounted to €18,700,000, divided into 400,000,000 Ordinary Shares, with a nominal value of €0.02 each, 200,000,000 Zegna Special Voting Shares A, with a nominal value of €0.02 each, 50,000,000 Zegna Special Voting Shares B, with a nominal value of €0.08 each and 15,000,000 Zegna Special Voting Shares C, with a nominal value of €0.18 each. In order to facilitate Zegna’s loyalty voting structure, the Zegna Articles of Association provide for transitional provisions to increase the authorized share capital when the Zegna Board makes the required filings with the Dutch Trade Register. All issued Ordinary Shares have been fully paid up.
As of December 31, 2021, 54,600,000 Ordinary Shares were held by Zegna in treasury.
All issued and outstanding Ordinary Shares and Zegna Special Voting Shares are held in registered form. No share certificates may be issued.
Issuance of Shares
The Zegna Articles of Association provide that Ordinary Shares and Zegna Special Voting Shares may be issued or rights to subscribe for shares may be granted pursuant to a resolution adopted by the Zegna General Meeting at the proposal of the Zegna Board, or alternatively, by the Zegna Board if so designated by the Zegna General Meeting. Designation by resolution of the Zegna General Meeting cannot be withdrawn unless determined otherwise at the time of designation. The scope and duration of the Zegna Board’s authority to issue shares or grant rights to subscribe for shares (such as granting stock options) will be determined by a resolution of the Zegna General Meeting and relates, at the most, to all unissued shares in Zegna’s authorized capital on the date on which the Zegna Board resolves to issue shares or grant rights to subscribe for shares. The duration of this authority may not exceed a period of five years. Designation of the Zegna Board as the body authorized to issue shares or grant rights to subscribe for shares may be extended by a resolution of the Zegna General Meeting for a period not exceeding five years in each case. The number of shares or rights to subscribe for shares that may be issued or granted is determined at the time of designation by the Zegna General Meeting.
No resolution of the Zegna General Meeting or resolution of the Zegna Board is required to issue shares pursuant to the exercise of a previously granted right to subscribe for shares.
The Zegna General Meeting adopted a resolution prior to the Closing pursuant to which the Zegna Board is authorized, for a period of five years from the date of the Closing, to issue Ordinary Shares and grant rights to subscribe for Ordinary Shares up to the authorized share capital from time to time.
Pre-emptive
Rights
Under Dutch law and the Zegna Articles of Association, each shareholder has a pre-emptive
right in proportion to the aggregate number of its Ordinary Shares upon the issuance of new Ordinary Shares or the granting of rights to subscribe for Ordinary Shares. Exceptions to this pre-emptive
right include the issuance of new Ordinary Shares or the granting of rights to subscribe for Ordinary Shares: (i) to employees of Zegna or another company of its group; (ii) against payment other than in cash; and (iii) to persons exercising a previously granted right to subscribe for Ordinary Shares. Holders of Zegna Special Voting Shares will not have pre-emptive
rights to acquire newly issued Ordinary Shares or Zegna Special Voting Shares and no pre-emptive
rights will exist with respect to the issue of Zegna Special Voting Shares. In accordance with Dutch law, pre-emptive
rights may be exercised during a period of at least two weeks after the announcement of an issuance of new Ordinary Shares or a grant of rights to subscribe for Ordinary Shares in the Dutch State Gazette.
The Zegna General Meeting at the proposal of the Zegna Board, or alternatively the Zegna Board if it has been designated to do so by the Zegna General Meeting, has the authority to resolve on the limitation or exclusion of pre-emptive
rights upon an issuance of Ordinary Shares or a grant of rights to subscribe for Ordinary Shares. A resolution of the Zegna General Meeting to limit or exclude pre-emptive
rights or to authorize the Zegna Board to do so requires a
two-thirds
majority of the votes cast if less than half of the issued share capital is represented at a Zegna General Meeting. If half or more of the issued share capital is represented at the meeting, this resolution is adopted with a simple majority of the votes cast.

Pursuant to Dutch law, the Zegna Board may be designated as the competent body to limit or exclude pre-emption
rights for a specified period of time not exceeding five years, but only if the Zegna Board has also been authorized or is simultaneously authorized to issue Ordinary Shares. If a proposal is made by the Zegna Board to the Zegna General Meeting to limit or exclude pre-emptive
rights, the reasons for the proposal and the choice of the intended price of issue must be explained in writing.
The Zegna General Meeting adopted a resolution prior to the Closing pursuant to which the Zegna Board is authorized, for a period of five years from the Closing Date, to limit or exclude pre-emptive
rights in connection with an issuance of Ordinary Shares or grant of rights to subscribe for Ordinary Shares.
Repurchase of Shares
Zegna and each of its subsidiaries may acquire Ordinary Shares and Zegna Special Voting Shares, subject to certain provisions of Dutch law and the Zegna Articles of Association and the articles of association of such subsidiary, as applicable. Ordinary Shares or Zegna Special Voting Shares may be acquired by Zegna or a subsidiary against no consideration or against consideration. Ordinary Shares or Zegna Special Voting Shares may only be acquired against consideration if (i) Zegna’s shareholders’ equity (
eigen vermogen
) less the acquisition price is not less than the sum of the paid-up
and
called-up
share capital and any reserves to be maintained by Dutch law or the Zegna Articles of Association, (ii) Zegna and its subsidiaries would not thereafter hold shares or hold shares as pledgee with an aggregate nominal value exceeding 50% of Zegna’s then current issued and outstanding share capital, and (iii) the Zegna Board has been designated to do so by its shareholders at a Zegna General Meeting. The designation of the Zegna Board is not required if Zegna acquires fully paid-up
Ordinary Shares for the purpose of transferring these to employees of Zegna under any applicable equity compensation plan.
The Zegna General Meeting adopted a resolution prior to the Closing to authorize the Zegna Board for a period of 18 months from the Closing Date, to repurchase Ordinary Shares, on the open market, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, representing up to 10% of Zegna’s issued share capital at the time of such repurchase, provided that the Zegna Board is authorized to repurchase Ordinary Shares representing up to 20% of Zegna’s issued share capital at the time of such repurchase if Zegna intends to cancel or transfer the the repurchased Ordinary Shares within 12 months from the date of such repurchase, at prices ranging from the nominal value of the Ordinary Shares up to 110% of the market price for the Ordinary Shares; provided that (i) for open market or privately negotiated repurchases, the market price shall be the price for the Ordinary Shares on the NYSE at the time of the transaction; (ii) for self-tender offers, the market price shall be the volume weighted average price (the “
VWAP
”) for the Ordinary Shares on the NYSE during a period, determined by the Board, of no less than one and no greater than five consecutive trading days immediately prior to the expiration of the tender offer; and (iii) for accelerated repurchase arrangements, the market price shall be the VWAP for the Ordinary Shares on the NYSE over the term of the arrangement. The VWAP of any number of trading days shall be calculated as the arithmetic average of the daily VWAP on those trading days.
Reduction of Share Capital
The Zegna General Meeting may resolve to reduce Zegna’s issued share capital by a cancellation of shares or by reducing the nominal value of the shares by amending the Zegna Articles of Association. A resolution to cancel shares may only relate to shares held by Zegna itself or all issued shares of any class of Zegna Special Voting Shares. A resolution to cancel all issued shares of any class of Zegna Special Voting Shares will be subject to approval of the meeting of holders of such class of Zegna Special Voting Shares. Cancellation of a class of Zegna Special Voting Shares will take place without the repayment of the nominal value of the class of Zegna Special Voting Shares, which nominal value will be added to the special capital reserve.
Any reduction of the nominal value of the Ordinary Shares or a class of Zegna Special Voting Shares without repayment must be made pro rata on all such shares. Any reduction of the nominal value of the Zegna Special Voting Shares will take place without repayment.
A resolution of the Zegna General Meeting to reduce the share capital requires a majority of at least two-thirds
of the votes cast at a Zegna General Meeting if less than half of the issued share capital is represented at the meeting. If half or more of the issued share capital is represented at the meeting, such resolution is adopted with a simple majority of the votes cast.
In addition, Dutch law contains detailed provisions regarding the reduction of share capital. A resolution to reduce the issued share capital shall not take effect before a two months creditor opposition period has lapsed.

Transfer of Shares
Pursuant to Dutch law and the Zegna Articles of Association, the transfer of Ordinary Shares or Zegna Special Voting Shares (in each case, other than in book-entry form) or the creation of a right in rem
on such shares requires a deed intended for that purpose and, save when Zegna is a party to the deed, written acknowledgment by Zegna of the transfer or the creation.
Pursuant to the Zegna Articles of Association, for as long as Ordinary Shares are listed on a regulated foreign stock exchange, the Zegna Board may resolve, in accordance with applicable Dutch law, that the preceding paragraph shall not apply to the Ordinary Shares that are registered in the part of the shareholders register which is kept outside the Netherlands by a registrar appointed by the Zegna Board for the purpose of the listing on such foreign stock exchange and that the property law aspects of such shares shall be governed by the law of the state of establishment of such stock exchange or by the law of the state in which deliveries and other legal acts under property law relating to the Ordinary Shares can or must be made with the consent of such stock exchange.
Pursuant to Dutch law and the Zegna Articles of Association, the Ordinary Shares are freely transferable. The Ordinary Shares which are registered in the Loyalty Register to participate in Zegna’s loyalty voting structure are subject to the transfer restrictions described under “—
Terms and Conditions of the Zegna Special Voting Shares—Cancellation of Zegna Special Voting Shares.
”
Discriminating Provisions
There are no provisions in the Zegna Articles of Association that discriminate against a shareholder because of its ownership of a certain number of shares.
Dividends and Other Distributions
Pursuant to Dutch law and the Zegna Articles of Association, the distribution of dividends will take place following the adoption of the annual accounts, from which Zegna will determine whether such distribution is permitted. Zegna may make distributions to its shareholders, whether from profits or from Zegna’s freely distributable reserves, only insofar as Zegna’s shareholders’ equity exceeds the sum of the paid-up
and
called-up
share capital plus any reserves to be maintained by Dutch law or the Zegna Articles of Association.
The Zegna Board may resolve to reserve the profits or part of the profits. Any profits remaining after the reservation referred to in the previous sentence by the Zegna Board will first be applied to allocate and add to the dividend reserve for each class of Zegna Special Voting Shares an amount equal to 1% of the aggregate nominal value of all issued and outstanding Zegna Special Voting Shares of that class. The profits remaining after application of the preceding sentence will be at the disposal of the Zegna General Meeting, which may resolve to add the remaining profits to the reserves or distribute them to the holders of Ordinary Shares. Distributions of dividends will be made to Zegna’s shareholders in proportion to the nominal value of their Ordinary Shares.
Pursuant to Dutch law and the Zegna Articles of Association, the Zegna Board or the Zegna General Meeting at the proposal of the Zegna Board are allowed to resolve upon interim distributions on Ordinary Shares. For this purpose, the Zegna Board must prepare an interim statement of assets and liabilities. Such interim statement shall show Zegna’s financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if (i) an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (ii) Zegna’s shareholders’ equity exceeds the sum of the paid-up
and
called-up
share capital and any reserves to be maintained by Dutch law or the Zegna Articles of Association. Interim distributions may be made in cash, in kind or in the form of Ordinary Shares.
Holders of Zegna Special Voting Shares will not receive any dividends in respect of the Zegna Special Voting Shares; however, Zegna will maintain a separate dividend reserve for each class of Zegna Special Voting Shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the Zegna Special Voting Shares (as further described under “—
Loyalty Voting Structure
”). Any distribution out of a special voting shares dividend reserve or the partial or full release of any such reserve will require a prior proposal from the Zegna Board and a resolution of the meeting of holders of the relevant class of Zegna Special Voting Shares, and will be made exclusively to the holders of the relevant class of Zegna Special Voting Shares in proportion to the aggregate nominal value of such relevant class of Zegna Special Voting Shares.
Distributions are payable on the day determined by the Zegna Board. Distributions will lapse if the distributions are not claimed within five years and one day following the date when they became payable.

Board of Directors
Zegna Board Composition
Pursuant to the Zegna Articles of Association, Zegna has a
one-tier
board consisting of one or more Zegna Executive Directors and one or more Zegna
Non-Executive
Directors. The Zegna Board determines the number of Zegna Executive Directors and Zegna
Non-Executive
Directors, provided that the majority of the Zegna Board will consist of Zegna
Non-Executive
Directors.
The Zegna Board is currently composed of eleven members, as described in “
Item 6.A—Directors and Senior Management—Board of Directors.
”
The Zegna Board has adopted a diversity policy to ensure gender representation and diversity on the Zegna Board in accordance with applicable law and in pursuit of best market practices.
The Zegna Executive Directors are primarily responsible for all day-to-day
operations of Zegna. The Zegna
Non-Executive
Directors, among others, supervise (i) the Zegna Executive Directors’ policy and performance of duties and (ii) Zegna’s general affairs and its business, and render advice and direction to the Zegna Executive Directors. The Zegna
Non-Executive
Directors furthermore perform any duties allocated to them under or pursuant to Dutch law or the Zegna Articles of Association. The Zegna Executive Directors will timely provide the Zegna
Non-Executive
Directors with the information they need to carry out their duties.
The Zegna Board may allocate its duties and powers among the Zegna Directors and the committees of the Zegna Board in or in accordance with the Zegna Board Regulations or otherwise in writing.
The Zegna Board may in its discretion grant one of the Zegna
Non-Executive
Directors the title Vice Chairman and may grant such additional titles the Zegna Board deems appropriate to any Zegna Director. The Zegna Board determines which Zegna
Non-Executive
Director will act as Lead
Non-Executive
Director and chair (
voorzitter
) as referred to under Dutch law.
Nomination and Appointment
Zegna Directors are appointed by the Zegna General Meeting on a binding nomination by the Zegna Board, provided that one Zegna
Non-Executive
Director is appointed on a binding nomination by the IIAC Sponsor if at the time of the convocation of the relevant Zegna General Meeting the Sponsor Group satisfies the Minimum Holding Requirement. The nomination of the Sponsor Nominee by the IIAC Sponsor is subject to the approval of the Zegna Board in its discretion if he or she has not previously served as Zegna Director.
The IIAC Sponsor’s right to make a nomination for one Zegna
Non-Executive
Director will lapse with immediate effect if the Sponsor Group fails to satisfy the Minimum Holding Requirement, provided that if such failure is not caused by a sale or transfer of Ordinary Shares by any member of the Sponsor Group, the IIAC Sponsor’s nomination right will lapse if such failure continues for a period of 20 trading days from the date on which any member of the Sponsor Group had knowledge of such failure. Upon the termination of the nomination right, the Sponsor Nominee (or any temporary Zegna Director replacing a Sponsor Nominee) shall resign from the Zegna Board with immediate effect at the request of Zegna.
The Zegna General Meeting will at all times be allowed to overrule a binding nomination for the appointment of a Zegna Director by a simple majority of the votes cast, representing more than one-third
of Zegna’s issued share capital. If a majority of the votes are cast in favor of overruling the binding nomination, but that majority does not represent more than one third of Zegna’s issued share capital, a new Zegna General Meeting may be convened at which the resolution to overrule the binding nomination may be adopted by a simple majority of the votes cast, regardless of Zegna’s issued share capital represented by that majority.
In the event the binding nomination for the appointment of any Zegna Director other than the Sponsor Nominee is overruled, the Zegna Board is allowed to make a new binding nomination to fill the vacancy. In the event that also this binding nomination is overruled, the Zegna General Meeting shall be free to appoint a Zegna Director to fill the vacancy. In the event the binding nomination for the appointment of the Sponsor Nominee is overruled, the IIAC Sponsor may make a new binding nomination to fill the vacancy, provided that at the time of the convocation of the relevant Zegna General Meeting, the Sponsor Group satisfies the Minimum Holding Requirement.
Term of Office; Suspension; Dismissal; Conflict of Interest
Each Zegna Director is appointed for a term ending at the close of the first annual Zegna General Meeting following his or her appointment. Each Zegna Director may be reappointed.

The Zegna General Meeting may at all times suspend or dismiss a Zegna Director. Such resolution will require a majority of at least two-thirds
of the votes cast, representing more than half of Zegna’s issued share capital, or, if such resolution is proposed by the Zegna Board, by a simple majority of the votes cast, representing more than half of Zegna’s issued share capital. A Zegna Director will not participate in the deliberations and decision-making process if such Zegna Director has a direct or indirect personal conflict of interest with Zegna and its associated business enterprise. If the Zegna Board is unable to adopt a resolution as a result of all Zegna Directors being unable to participate in the deliberations and decision-making process due to a conflict of interest, the resolution may nevertheless be adopted by the Zegna Board.
Liability of Directors
Pursuant to Dutch law, each Zegna Director may be held jointly and severally liable to Zegna for damages in the event of improper or negligent performance of his or her duties. Furthermore, Zegna Directors may be held liable to third parties based on tort pursuant to certain provisions of the Dutch Civil Code. All Zegna Directors are jointly and severally liable for failure of one or more co-directors.
An individual Zegna Director will only be exempt from liability if he or she proves that he or she cannot be held culpable for the mismanagement and that he or she has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard a Zegna Director may, however, refer to the allocation of tasks among the Zegna Directors.
Board Regulations
Pursuant to the Zegna Articles of Association, the Zegna Board has adopted regulations dealing with its internal organization, the manner in which decisions are taken, the place and manner in which meetings are held, the composition, the duties and organization of committees of the Zegna Board and any other matters concerning the Zegna Board, Zegna Directors and committees established by the Zegna Board.
Decision-making
Pursuant to the Zegna Board Regulations, the Zegna Board strives to adopt its resolutions by consensus. If this is not possible, resolutions are adopted by a majority of votes cast, unless provided otherwise by the Zegna Board Regulations. In the event of a tied vote, the proposal is rejected, unless the Zegna Board Regulations provide otherwise. Each Zegna Director shall have one vote.
Pursuant to the Zegna Board Regulations, the Zegna Board will only adopt resolutions at a meeting if the majority of the directors entitled to vote is present or represented at the meeting. If the Lead
Non-Executive
Director and the Chairperson believe there is an urgent situation that requires an immediate resolution by the Zegna Board, they may decide that the aforementioned quorum requirement does not apply provided that (i) at least two Directors entitled to vote are present or represented at the meeting including at least one Zegna Executive Director (provided, however, that any such Zegna Executive Director is entitled to vote on the matters being considered), and (ii) reasonable efforts have been made to involve the other Directors in the decision-making.
The Zegna Articles of Association and Dutch law provide that resolutions of the Zegna Board regarding an important change in Zegna’s identity or character or its associated business enterprise are subject to the approval of the Zegna General Meeting. Such resolutions include in any event: (i) the transfer of the business of Zegna or practically the entire business of Zegna to a third party; (ii) concluding or cancelling a long-lasting cooperation of Zegna or a subsidiary with another legal entity or company or as a fully liable partner in a partnership, provided that the cooperation or cancellation is of material significance to Zegna; and (iii) acquiring or disposing of a participating interest in the share capital of a company with a value of at least one-third
of Zegna’s assets, as shown in the consolidated balance sheet with explanatory notes according to the last adopted annual accounts, by Zegna or a subsidiary.
Representation
The Zegna Board as a whole and any Zegna Executive Director acting individually are authorized to represent Zegna. The Zegna Board may authorize one or more persons, whether or not employed by Zegna, to represent Zegna on a continuing basis or authorize in a different manner one or more persons to represent Zegna.
Indemnification of Zegna Directors and Officers
Under Dutch law, indemnification provisions may be included in a company’s articles of association. Pursuant to the Zegna Articles of Association, Zegna is required to indemnify any and all of the Zegna Directors, officers, former Zegna Directors, former officers and any person who may have served at its request as a director or officer of a subsidiary of Zegna, who were or are made a party or are threatened to be made a party or are involved in, any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each, a “
Proceeding
”), or any appeal in such a Proceeding or any inquiry or

investigation that could lead to such a Proceeding against any and all liabilities, damages, documented expenses (including attorney’s fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Notwithstanding the above, no indemnification will be made (i) in respect of any claim, issue or matter as to which any of the above-mentioned indemnified persons will be adjudged in a final and non-appealable
decision to be liable for gross negligence or willful misconduct in the performance of such person’s duty to Zegna or (ii) to the extent that the costs or the capital losses of the above-mentioned indemnified persons are paid by another party or covered by an insurance policy and the insurer has paid out these costs or capital losses. This indemnification by Zegna will not be exclusive of any other rights to which those indemnified may be entitled otherwise.
Loyalty Voting Structure
Zegna has adopted a loyalty voting structure, in order to strengthen the stability of Zegna and foster the development and the continuous involvement of a stable base of long-term Zegna shareholders.
The Zegna Special Voting Shares are governed by the provisions included in the Zegna Articles of Association and the Terms and Conditions of the Zegna Special Voting Shares. These documents govern the issuance, allocation, acquisition, conversion, sale, holding, repurchase and transfer of the Zegna Special Voting Shares and certain aspects of the registration of the Ordinary Shares in the Loyalty Register.
The loyalty voting structure provides the Zegna shareholders with the opportunity to participate in the loyalty voting structure by requesting Zegna to register all or some of their Ordinary Shares in the Loyalty Register. The registration of Ordinary Shares in the Loyalty Register will block such shares from trading on the NYSE. If a number of Ordinary Shares have been registered in the Loyalty Register for an uninterrupted period of two years in the name of the same shareholder, such shares become eligible to receive Zegna Special Voting Shares A. The relevant shareholder will receive one Zegna Special Voting Share A per eligible Ordinary Share. Each Zegna Special Voting Share A will automatically be converted into a Zegna Special Voting Share B and each Zegna Special Voting Share B will automatically be converted into a Zegna Special Voting Share C, upon the issuance of the relevant conversion statement by Zegna. The requirements for the conversions are:

•
after holding a number of Ordinary Shares for an uninterrupted period of five years following the registration of such number of Ordinary Shares in the Loyalty Register, and without such number of Ordinary Shares being de-registered
from the Loyalty Register in such period, each Zegna Special Voting Share A corresponding to such number of Ordinary Shares will automatically be converted into a Zegna Special Voting Share B; and

•
after holding a number of Ordinary Shares for an uninterrupted period of ten years following the registration of such number of Ordinary Shares in the Loyalty Register, and without such number of Ordinary Shares being de-registered
from the Loyalty Register in such period, each Zegna Special Voting Share B corresponding to such number of Ordinary Shares will automatically be converted into a Zegna Special Voting Share C.

Each class of Zegna Special Voting Shares will entitle the relevant holders to the following number of votes, in addition to the voting rights attached to each Ordinary Share:

•	each Zegna Special Voting Share A will entitle its holder with one extra vote;

•	each Zegna Special Voting Share B will entitle its holder with four extra votes; and

•	each Zegna Special Voting Share C will entitle its holder with nine extra votes.
If, at any time, a number of Ordinary Shares are
de-registered
from the Loyalty Register for whatever reason, the relevant shareholder will lose its entitlement to hold a corresponding number of Zegna Special Voting Shares.
A holder of Ordinary Shares registered in the Loyalty Register is allowed to request the de-registration
of some or all of such shares from the Loyalty Register at any time, which will allow such shareholder to freely trade such shares. From the moment of such a request, the holder of the Ordinary Shares registered in the Loyalty Register will be considered to have waived his or her rights to cast any votes associated with the Zegna Special Voting Shares to be de-registered
from the Loyalty Register. Upon the
de-registration
from the Loyalty Register, the holder of the relevant number of Ordinary Shares will cease to be entitled to receive Zegna Special Voting Shares. Any de-registration
request will automatically trigger a mandatory transfer requirement pursuant to which the relevant Zegna Special Voting Shares will be acquired by Zegna for no consideration (
om niet
) in accordance with the Terms and Conditions of the Zegna Special Voting Shares.

The Ordinary Shares are freely transferable (subject to the limitations described under “—
Transfer of Shares
” above). However, any transfer or disposal of Ordinary Shares registered in the Loyalty Register not permitted by the Terms and Conditions of the Zegna Special Voting Shares will trigger the de-registration
of such shares from the Loyalty Register and the transfer of all relevant Zegna Special Voting Shares to Zegna.
The Zegna Special Voting Shares are not listed and are transferable only in very limited circumstances (including, among other things, transfers to certain affiliates or to relatives through succession, donation or other transfers, provided that the corresponding Ordinary Shares registered in the Loyalty Register are also transferred to such party, or transfers with the approval of the Zegna Board). In particular, no shareholder will be allowed to, directly or indirectly: (a) sell, dispose of, trade or transfer any Zegna Special Voting Shares or otherwise grant any right or interest in any Zegna Special Voting Share, other than as permitted pursuant to the Zegna Articles of Association or the Terms and Conditions of the Zegna Special Voting Shares; or (b) establish or permit to establish any pledge, lien, fixed or floating charge or other encumbrance over any Zegna Special Voting Share or any interest in any Zegna Special Voting Share.
The purpose of the loyalty voting structure is to grant long-term shareholders extra voting rights by means of granting Zegna Special Voting Shares, without entitling such shareholders to any economic rights, other than those pertaining to the Ordinary Shares. However, under Dutch law, the Zegna Special Voting Shares cannot be totally excluded from economic entitlements. As a result, pursuant to the Zegna Articles of Association, holders of Zegna Special Voting Shares will be entitled to a minimum dividend, which is allocated to separate special voting shares dividend reserves. Any distribution out of a special voting shares dividend reserve or the partial or full release of any such reserve will require a prior proposal from the Zegna Board and a resolution of the meeting of holders of the relevant class of Zegna Special Voting Shares, and will be made exclusively to the holders of the relevant class of Zegna Special Voting Shares in proportion to the aggregate nominal value of the relevant class of their Zegna Special Voting Shares. The powers to vote upon the distribution from the special voting shares dividend reserve and the cancellation of all issued Zegna Special Voting Shares of a specific class are the only powers that are granted to the meeting of holders of Zegna Special Voting Shares of the relevant class pursuant to Zegna Articles of Association.
The Zegna Board is allowed to amend the Terms and Conditions of the Zegna Special Voting Shares, provided, however, that any material, not merely technical amendment will be subject to approval of the Zegna General Meeting, unless such amendment is required to ensure compliance with applicable laws and or stock exchange rules.
Zegna Special Voting Shares Foundation
Pursuant to the Zegna Articles of Association, a Dutch foundation (
stichting
) (the “
SVS Foundation
”) has the right to subscribe for a number of Zegna Special Voting Shares A, Zegna Special Voting Shares B and Zegna Special Voting Shares C up to the number of such class of Zegna Special Voting Shares included in Zegna’s authorized share capital from time to time. The SVS Foundation is only allowed to exercise the option right to facilitate the loyalty voting structure set forth in the Zegna Articles of Association and the Terms and Conditions of the Zegna Special Voting Shares. The option right is granted to the SVS Foundation for an unlimited period and is intended to ensure that holders of eligible Ordinary Shares in the future will receive their Zegna Special Voting Shares without requiring a resolution from the Zegna General Meeting. Under the structure of the SVS Foundation, once a shareholder of Zegna becomes entitled to receive Zegna Special Voting Shares A, Zegna will issue such Zegna Special Voting Shares A to the SVS Foundation pursuant to the SVS Foundation’s exercise of its option right and, thereafter, the SVS Foundation will transfer the Zegna Special Voting Shares A to such shareholder. To the extent required, and only if Zegna fails to issue a conversion statement, the SVS Foundation will have the right to subscribe for Zegna Special Voting Shares B and Zegna Special Voting Shares C to facilitate the loyalty voting structure
Terms and Conditions of the Zegna Special Voting Shares
The Terms and Conditions of the Zegna Special Voting Shares apply to the issuance, allocation, acquisition, conversion, sale, holding, repurchase and transfer of the Zegna Special Voting Shares and certain aspects of the registration of the Ordinary Shares in the Loyalty Register.
Special Capital Reserve
Zegna will maintain a special capital reserve, exclusively for the purpose of facilitating the issuance, conversion, or cancellation of the Zegna Special Voting Shares. The amounts required to maintain the special capital reserve will be charged exclusively against Zegna’s share premium reserve. Without prejudice to the next sentence, no distributions shall be made from the special capital reserve. The Zegna Board will be authorized to resolve upon (i) any distribution out of the special capital reserve to pay-up
the Zegna Special Voting Shares or
(ii) re-allocation
of amounts to credit or debit the special capital reserve against or in favor of the share premium reserves Zegna will maintain.

Cancellation of Zegna Special Voting Shares
Following a mandatory transfer to Zegna of Zegna Special Voting Shares after a de-registration
of eligible Ordinary Shares from the Loyalty Register, Zegna will be allowed to continue to hold the Zegna Special Voting Shares as treasury shares, but will not be entitled to vote on any such treasury shares. Alternatively, Zegna will be allowed to cancel the Zegna Special Voting Shares held in treasury, as a result of which the nominal value of such shares will be added to the special capital reserve. Zegna will also be allowed to cancel all issued and outstanding Zegna Special Voting Shares of a specific class, subject to approval of the meeting of holders of the relevant class of Zegna Special Voting Shares. Consequently, the loyalty voting feature will terminate, and the relevant Ordinary Shares will be de-registered
from the Loyalty Register. No shareholder, who will be required to transfer Zegna Special Voting Shares to Zegna pursuant to the Terms and Conditions of the Zegna Special Voting Shares will be entitled to any consideration for such Zegna Special Voting Shares and each shareholder will expressly waive any rights in that respect as a condition to participation in the loyalty voting structure.
Change of Control
A shareholder with Ordinary Shares registered in the Loyalty Register must promptly notify Zegna in the event of a change of control (as such term is defined in the Terms and Conditions of the Zegna Special Voting Shares) with respect to such shareholder and must make a de-registration
request with respect to all his or her Ordinary Shares registered in the Loyalty Register. The de-registration
request leads to a withdrawal of the Zegna Special Voting Shares as described under “
—Loyalty Voting Structure.
” Notwithstanding Zegna not receiving any such notification, it will be allowed, upon becoming aware of a change of control, to initiate the de-registration
of the relevant shareholder’s Ordinary Shares from the Loyalty Register.
Affirmative Vote of the Sponsor Nominee
Pursuant to the Zegna Articles of Association, the affirmative vote of the Sponsor Nominee is required for resolutions of the Zegna Board concerning the following matters, provided that the Sponsor Group satisfies the Minimum Holding Requirement:

•
making a proposal to the Zegna General Meeting concerning any amendment of the Zegna Articles of Association which adversely affects the rights of the IIAC Sponsor specifically (as opposed to its rights arising from the ownership of Ordinary Shares or Zegna Special Voting Shares that are shared on a pro rata basis by the other holders of the same class);

•	cessation or material alteration of the principal business of Zegna, including a material change to its corporate purpose, or change of jurisdiction of organization;

•	expansion of the Zegna Board to more than fifteen members without granting the IIAC Sponsor the right to nominate an additional Zegna Director to preserve its proportional representation;

•	dissolution or termination of any standing committee of the Zegna Board;

•	deregistration of Zegna or delisting of the Ordinary Shares from the NYSE; and

•
making a proposal to the Zegna General Meeting for the appointment or removal of Zegna’s independent auditors, but only if the replacement is not from among Deloitte, Ernst & Young, KPMG or PricewaterhouseCoopers.

The IIAC Sponsor’s rights described above will lapse with immediate effect if the Sponsor Group fails to satisfy the Minimum Holding Requirement, provided that if such failure is not caused by a sale or transfer of Ordinary Shares by a member of the Sponsor Group, the IIAC Sponsor’s rights will lapse if such failure continues for a period of 20 trading days from the date on which any members of the Sponsor Group had knowledge of such failure.
Zegna General Meetings
Zegna General Meetings will be held in Amsterdam, Haarlemmermeer (which includes Schiphol Airport), The Hague or Rotterdam, the Netherlands. The annual Zegna General Meeting shall be held no later than six months after the end of the financial year on the date and at the place mentioned in the convocation notice. Additional extraordinary Zegna General Meetings may also be held whenever considered appropriate by the Zegna Board. Pursuant to Dutch law, one or more shareholders, who solely or jointly represent at least 10% of the issued and outstanding share capital, may request the Zegna Board to convene a Zegna General Meeting. If the Zegna Board has not taken the steps necessary to ensure that a Zegna General Meeting is held within the relevant statutory period after the request, the requesting person(s) may, at his/her/their request, be authorized by a court in preliminary relief proceedings to convene a Zegna General Meeting.

Zegna General Meetings shall be convened by a notice, which shall include an agenda stating the items to be discussed, including for the annual Zegna General Meeting, among other things, the discussion and adoption of the annual accounts, appropriation of Zegna’s profits, and proposals relating to the Zegna Board, including the appointment or re-appointment
of Zegna Directors and the filling of any vacancies in the Zegna Board. In addition, the agenda shall include such items as have been included therein by the Zegna Board. One or more of shareholders, alone or together, representing at least 3% of the issued and outstanding share capital may also request to include items in the agenda of a Zegna General Meeting. Requests must be made in writing and received by the Zegna Board at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those which have been included in the agenda. In accordance with the DCGC, a shareholder may only request the inclusion of an item on the agenda after consulting the Zegna Board in that respect. If one or more of Zegna’s shareholders intend to request that an item be put on the agenda for a Zegna General Meeting that may result in a change in Zegna’s strategy, pursuant to the DCGC, the Zegna Board may invoke a response time of a maximum of 180 days until the day of the Zegna General Meeting. In addition, recently, a statutory response time became effective in the Netherlands. If shareholders request a change to the composition of the Zegna Board or of corresponding provisions in the Zegna Articles of Association, and in the case of an unsolicited public offer, the statutory response time may be invoked by the Zegna Board, being a period of, depending on the circumstances, no more than 250 days. The Zegna General Meeting is presided over by the Chairperson or, if the Chairperson is absent or no Zegna Director has been designated as Chairperson, by the Lead
Non-Executive
Director.
The Zegna Directors may attend a Zegna General Meeting in person or by electronic means of communication. The chairperson of the meeting may decide at his or her discretion to admit other persons to the meeting.
The external auditor of Zegna may attend the annual Zegna General Meeting in which the annual accounts are discussed.
Record Date
When convening a Zegna General Meeting, the Zegna Board is allowed to determine that persons with the right to vote or attend such meeting are considered those persons who have these rights at the 28th day prior to the date of the meeting (the “
Zegna Record Date
”) and are registered as such in a register to be designated by the Zegna Board for such purpose, regardless of whether they have these rights at the date of the meeting. In order for a person to be able to attend a Zegna General Meeting and to have the right to vote in such meeting, such person must notify Zegna in writing of his or her intention to do so no later than on the day and in the manner mentioned in the convocation notice for the Zegna General Meeting.
Voting Rights and Quorum at Zegna General Meetings
Each Ordinary Share and each Zegna Special Voting Share A confers the right to cast one vote, each Zegna Special Voting Share B confers the right to cast four votes and each Zegna Special Voting Share C confers the right to cast nine votes in a Zegna General Meeting. For more information about the Zegna Special Voting Shares, please refer to “
—Loyalty Voting Structure.
” No votes may be cast at a Zegna General Meeting on shares held by Zegna or Zegna’s subsidiaries. Nonetheless, the holders of a right of usufruct in respect of Ordinary Shares are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was acquired by Zegna or any of Zegna’s subsidiaries. Zegna may not cast votes on shares in respect of which Zegna or a subsidiary holds a right of usufruct or a right of pledge. Ordinary Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shares on which votes may be cast, or the amount of the share capital that is present or represented at a Zegna General Meeting. Unless Dutch law or the Zegna Articles of Association state otherwise, all resolutions adopted at the Zegna General Meeting are adopted with a simple majority of the votes cast.
No quorum requirements apply.
Pursuant to Dutch law, when determining the extent to which shareholders vote, are present or represented, or the extent to which the share capital is present or represented, no account shall be taken of shares in respect of which the law or the Zegna Articles of Association provide that no votes may be cast.
Meetings of Holders of Shares of a Specific Class
Meetings of holders of shares of a specific class will be held whenever the Zegna Board calls such meetings.

Meetings of holders of shares of a specific class may be convened no later than on the sixth day before the day of such meeting. The provisions applicable to Zegna General Meetings, except those concerning the frequency, notice period and the Zegna Record Date, will apply mutatis mutandis
to the meetings of holders of shares of a specific class. See “—
Zegna General Meetings—Voting Rights and Quorum at Zegna General Meetings.
”
Annual Accounts and Independent Auditor
Zegna’s financial year coincides with the calendar year. Within five months after the end of each financial year, which period may be extended with five months upon a resolution of the Zegna General Meeting on grounds of special circumstances, the Zegna Board will prepare and publish the annual accounts, consisting of a balance sheet, a profit and loss account and explanatory notes and which must be accompanied by a management report and auditor’s report, alongside any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of the NYSE. All Zegna Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated.
The annual accounts are to be adopted by the Zegna General Meeting. The annual accounts, the management report and independent auditor’s report will be made available at Zegna’s address to the shareholders for review as from the day of the notice convening the Zegna General Meeting at which they are discussed.
Amendments to the Zegna Articles of Association
A resolution of the Zegna General Meeting to amend the Zegna Articles of Association may only be adopted by the Zegna General Meeting at the proposal of the Zegna Board, which proposal requires the affirmative vote of the Sponsor Nominee if any amendment adversely affects the rights of the IIAC Sponsor specifically, as described under “
—Affirmative Vote of the Sponsor Nominee.
” A resolution regarding the amendment of the Zegna Articles of Association will require a simple majority of the votes cast.
Dissolution and Liquidation
Zegna may only be dissolved by a resolution of the Zegna General Meeting at the proposal of the Zegna Board. If a resolution to dissolve Zegna is to be submitted to the Zegna General Meeting, this must in all cases be stated in the convocation notice for the relevant Zegna General Meeting. If the Zegna General Meeting resolves to dissolve Zegna, the members of the Zegna Board will be charged with the liquidation of the business of Zegna, unless the Zegna General Meeting resolves otherwise at the proposal of the Zegna Board. During liquidation, the provisions of the Zegna Articles of Association will remain in force as long as possible.
If Zegna is dissolved and liquidated, whatever remains of Zegna’s equity after all its debts have been satisfied will be divided. Firstly, the balance of the dividend reserve for each class of Zegna Special Voting Shares will be for the benefit of the holders of Zegna Special Voting Shares of that class in proportion to the aggregate nominal value of the class of their Zegna Special Voting Shares. Any balance remaining will be for the benefit of the holders of Ordinary Shares in proportion to the aggregate nominal value of Ordinary Shares held by each of them.
Squeeze Out
Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who, for his or her own account, holds at least 95% of Zegna’s issued and outstanding share capital may initiate proceedings against the other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Dutch Enterprise Chamber (
Ondernemingskamer
) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil procedure (
Wetboek van Burgerlijke Rechtsvordering
). The Dutch Enterprise Chamber may grant the claim for
the squeeze-out in
relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one to three expert(s) who will offer an opinion to the Dutch Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Dutch Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a Dutch national daily newspaper.
Financial Reporting under Dutch Law
The Dutch Financial Reporting Supervision Act (
Wet toezicht financiële verslaggeving
, the “
FRSA
”), applies to Zegna’s financial reporting. Under the FRSA, the Dutch Authority for the Financial Markets (
Autoriteit Financiële Markten
, “
AFM
”) supervises the application of financial reporting standards by, among others, companies whose corporate seats are in the Netherlands and whose securities are listed on a regulated market within the EU or on an equivalent third (non-EU) country
market. As Zegna has its corporate seat in the Netherlands and the Ordinary Shares are listed on the NYSE, the FRSA is applicable to Zegna.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from Zegna regarding the application of the applicable financial reporting standards and thereafter (ii) make informal arrangements with Zegna that must be observed in the future or make a notification to Zegna that its financial reports do not meet the applicable financial reporting standards, which notification may be accompanied by a reccommendation to Zegna to issue a press release on the subject matter.. If Zegna does not comply or comply adequately with such a request or recommendation, the AFM may request that the Dutch Enterprise Chamber orders Zegna to (i) provide an explanation on the way it has applied the applicable financial reporting standards to its financial reports or (ii) prepare its financial reports in accordance with the Dutch Enterprise Chamber’s instructions.
Certain Insider Trading and Market Manipulation Laws
Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 (the “
MAR
”) on abuse rules does not apply to Zegna or to the Ordinary Shares as the Ordinary Shares are solely listed on the NYSE, a stock exchange outside the European Economic Area. As a result, there are no EU rules or Dutch rules applicable to Zegna relating to market abuse, such as insider trading, tipping, market manipulation and notification rules for director dealings.
Certain Disclosure and Reporting Obligations of Zegna Directors, Officers and Shareholders of Zegna
Zegna Directors, officers, and shareholders of Zegna are subject to certain disclosure and reporting obligations under Dutch law. The following is a description of the general disclosure obligations of Zegna Directors, officers, and shareholders under Dutch law as such laws exist as of the date of this report and should not be viewed as legal advice for specific circumstances.
As Zegna has its corporate seat in the Netherlands and has its Ordinary Shares listed on a third
(non-EU)
country market equivalent to a regulated market (i.e. NYSE), Zegna is subject to the DCGC. The DCGC contains both principles and suggested governance provisions for one-tier
boards, executive and
non-executive
directors, shareholders and general meetings, financial reporting, auditors, disclosure compliance and enforcement standards.
The DCGC is based on a “comply or explain” principle. Accordingly, Zegna is required to disclose in its management report publicly filed in the Netherlands, whether or not it is complying with the various provisions of the DCGC. If Zegna does not comply with one or more of those provisions (e.g., because of a conflicting NYSE requirement or U.S. market practice), Zegna is required to explain the reasons for such non-compliance
in its Dutch statutory annual report relating to the fiscal year under review.
While we intend to endorse the principles and best practice provisions of the DCGC, it is envisaged that Zegna will not apply certain best practice provisions of the DCGC, including the following:

•
Paolo Zegna di Monte Rubello and Anna Zegna di Monte Rubello are both representatives of Monterubello and are appointed as Zegna
Non-Executive
Directors. Because of their affiliation with Monterubello, Zegna does not comply with best practice provision 2.1.7(iii) of the DCGC that requires that there is at most one Zegna
Non-Executive
Director who can be considered to be affiliated with a Shareholder who holds more than 10% of the Ordinary Shares. Zegna believes that it and all of its stakeholders benefit from both affiliates of Monterubello, especially in respect of their expertise and valuable knowledge of Zegna’s business and the industry Zegna operates in, which outweighs any perceived disadvantage of non-independence;

•
the Chief Executive Officer has also been granted the title Chairperson but does not qualify as the chairperson within the meaning of the DCGC (for example best practice provision 2.3.6). In accordance with the Zegna Articles of Association and the Zegna Board Regulations, the Zegna Board has granted an independent Zegna
Non-Executive
Director the title Lead
Non-Executive
Director. The Lead
Non-Executive
Director serves as the chairperson of the Zegna Board under Dutch law and within the meaning of the DCGC (for example best practice provision 2.3.6). Consequently, Zegna is compliant with best practice provision 2.1.9 that requires the chairperson of the Zegna Board to be independent within the meaning of best practice provision 2.1.8 of the DCGC;

•
pursuant to the Zegna Articles of Association, the Zegna Directors are appointed for a term ending at the close of the first annual Zegna General Meeting following his or her appointment. Given these annual appointments, Zegna does not prepare a retirement schedule as referred to in best practice provision 2.2.4 of the DCGC;

•
the Zegna Board has granted or intends to grant options and/or performance shares to the Chief Executive Officer as part of his remuneration. In deviation of best practice provision 3.1.2 of the DCGC, the options may be exercised within the first three years of their grant date, and the performance shares to be awarded to the Chief Executive Officer will not be subject to a five years holding period. Although in deviation of the DCGC, the foregoing is market practice among companies listed on the NYSE. As regards the Zegna
Non-Executive
Directors, it is envisaged that their remuneration will be payable 50% in cash and 50% in shares subject to a lock-up
period of two years. The remuneration in the form of Ordinary Shares is in accordance with market practice among companies listed on the NYSE, although in deviation from suggested governance provision 3.3.2 of the DCGC; and

•
the management services agreement of the Chief Executive Officer provides for (i) a severance payment in excess of one year base salary and (ii) a severance payment if such agreement is terminated, among other things, at the initiative of the Chief Executive Officer. These severance provisions are considered consistent with US market practice, although in deviation from suggested governance provision 3.2.3 of the DCGC.

Registration Rights and
Lock-Up
Arrangements
Concurrently with the Closing, Zegna, the Zegna Initial Shareholders, the IIAC Sponsor and the IIAC Initial Shareholders (collectively, the “
Holders
”) entered into the Registration Rights Agreement, pursuant to which, among other things, the Holders have been granted certain registration rights with respect to certain Ordinary Shares and other equity securities of Zegna held by the Holders from time to time. Pursuant to the Registration Rights Agreement, Zegna has agreed to file a registration statement registering for resale certain Ordinary Shares and other equity securities of Zegna within 45 days after the Closing. At any time and from time to time after the expiration of any lock-up to
which a Holder’s shares are subject, if any, any Holder will be able to request to sell all or a portion of its registrable securities in an underwritten offering so long as the aggregate gross proceeds from the offering are reasonably expected to exceed $50 million. Zegna will under no circumstances be obligated to effect (i) more than 3 underwritten offerings in the aggregate in respect of all registrable securities held by the Zegna Initial Shareholders or (ii) more than 3 underwritten offerings in the aggregate in respect of all registrable securities held by the IIAC Initial Shareholders. The Registration Rights Agreement also provides for customary “piggyback” registration rights, subject to certain requirements and customary cut-backs. The
Registration Rights Agreement also contains customary provisions regarding indemnification and contribution.
Concurrently with the execution of the Business Combination Agreement, IIAC and Zegna entered into the PIPE Subscription Agreements with certain investors. The PIPE Subscription Agreements provide for certain customary registration rights. In particular, the PIPE Subscription Agreements provide that Zegna is required to file with the SEC a registration statement registering the resale of such shares as soon as practicable (but in any case within 45 calendar days following the Closing Date). Additionally, Zegna is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 30 th
 calendar day (or the 90
th
 calendar day if the SEC notifies Zegna that it will “review” the registration statement) following the filing date thereof and (ii) the 10 th
 business day after the date Zegna is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Zegna will use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the third anniversary of the Closing; (ii) the date the subscribers cease to hold any shares issued pursuant to the PIPE Subscription Agreements (the “
registrable shares
”); or (iii) the date all registrable shares may be sold by the subscribers under Rule 144 within 90 days without the public information, volume or manner of sale limitations of such rule. The PIPE Subscription Agreements for the Insider PIPE Subscribers contain certain restrictions on transfer with respect to the shares issued pursuant to such PIPE Subscription Agreements immediately following the Closing. Such restrictions began at the Closing and will end on the date that is twelve (12) months after the Closing.
Under the terms of the Warrant Agreement and the New Warrant Agreement, Zegna is required to use commercially reasonable efforts to file with the SEC a registration statement covering the issuance of Ordinary Shares issuable upon exercise of the Warrants as soon as practicable, but in no event later than 20 business days after the Closing. Zegna is required to use commercially reasonable efforts to have the registration statement declared effective within 60 business days of the Closing and to maintain the effectiveness of such registration statement and a current prospectus relating to Ordinary Shares issuable upon exercise of the Warrants until the expiration or redemption of the Warrants in accordance with the provisions of the Warrant Agreement and New Warrant Agreement, as applicable.
Concurrently with the Closing, the Zegna Initial Shareholders, the IIAC Sponsor and the IIAC Initial Shareholders entered into the Zegna
Shareholders Lock-Up Agreement and
the IIAC Sponsor
Lock-Up
Agreement, as applicable, with Zegna. Pursuant to the Zegna Shareholders
Lock-Up
Agreement, the Zegna Initial Shareholders have agreed, among other things, not to sell, transfer or otherwise dispose of any Ordinary Shares owned by them (excluding any shares acquired in the PIPE Financing) until the earlier of (a) the date that is 18 months from the Closing Date and (b) the last trading day on which the volume weighted average share price of the Ordinary Shares equals or exceeds $12.50 per share for at least 20 trading days within any period of 30 consecutive trading days, commencing at least 180 days after the Closing Date. Pursuant to the IIAC Sponsor
Lock-Up
Agreement, subject to certain exceptions, the IIAC Sponsor and the IIAC Initial Shareholders have agreed, among other things, not to sell, transfer or otherwise dispose of any Ordinary Shares or Warrants acquired in connection with the Business Combination in exchange for Class B Shares,

Class A Shares subscribed for pursuant to the Forward Purchase Agreement and IIAC Private Placement Warrants, as applicable (excluding any shares acquired in the PIPE Financing), for a period of 180 days following the Closing Date, in each case other than pursuant to certain customary exceptions; provided that, subject to certain adjustments: (i) the IIAC Sponsor (together with any other IIAC affiliates) will maintain beneficial ownership of a number of Ordinary Shares representing at least (a) 80% of the IIAC Sponsor’s initial stake immediately following the Closing (excluding, for the avoidance of doubt, Ordinary Shares acquired in the PIPE Financing) for a period of at least 18 months following the Closing Date, and (b) 40% of the IIAC Sponsor’s initial stake immediately following the Closing (excluding, for the avoidance of doubt, Ordinary Shares acquired in the PIPE Financing) for a period of at least 36 months following the Closing Date.
Shareholders Agreement
Concurrently with the Closing, Zegna, Monterubello, Ermenegildo Zegna and the IIAC Sponsor entered into the Shareholders Agreement, pursuant to which, among other things, for so long as the Sponsor Group satisfies the Minimum Holding Requirement, (i) the parties thereto will, and will cause their respective controlled affiliates to, exercise their rights and powers such that the Sponsor Nominee will only be (a) suspended as a Zegna Director if so requested in writing by the IIAC Sponsor unless the Board reasonably determined that not suspending the Sponsor Nominee would be in breach of the Zegna Board’s fiduciary duties and (b) dismissed as a Zegna Director if so requested in writing by the IIAC Sponsor or in the case of fraud or willful misconduct in the performance of the Sponsor Nominee’s office as a Zegna
Non-Executive
Director, (ii) Zegna will offer the Sponsor Nominee the opportunity to be proposed to the Zegna Board for appointment to serve on the Audit Committee and/or the Compensation Committee and (iii) the IIAC Sponsor will have the right to participate in certain capital raises of Zegna on the terms and subject to the exceptions contained in the Shareholders Agreement.
For so long as the Sponsor Group satisfies the Minimum Holding Requirement and subject to the conditions contained in the Shareholders Agreement, Zegna will also (i) consult with the IIAC Sponsor and solicit and consider its views in good faith before (a) entering into any major, transformative acquisition involving a merger with a similarly situated fashion or luxury goods company or (b) determining to pay an extraordinary cash dividend, and (ii) provide access to senior representatives of the IIAC Sponsor to interact with (a) the Chief Financial Officer and Chief Operating Officer of Zegna monthly and (b) the Chief Executive Officer of Zegna quarterly, in each case to ask questions about the affairs of Zegna, provided that, in each case, neither Zegna nor its senior representatives shall be under any obligation to disclose any confidential or non-public information.
C. Material Contracts
Information regarding certain material contracts is included in this report under “
Item 10.B—Memorandum and Articles of Association
” and is incorporated herein by reference. See also Note 34 (
Other
non-current
financial liabilities
) to the Consolidated Financial Statements for information on the put option arrangements with Thom Browne.
D. Exchange Controls
Under Dutch law, there are no exchange control restrictions on investments in, or payments on, the Ordinary Shares. There are no special restrictions in the Zegna Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the Ordinary Shares.
E. Taxation
Material United States Federal Income Tax Considerations
The following discussion is a summary of material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) of owning Ordinary Shares and/or Warrants. This discussion applies only to Ordinary Shares and/or Warrants held as capital assets (generally held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:

•	Financial institutions;

•	Insurance companies;

•	Mutual funds;

•	Pension plans;

•	S corporations;

•	Broker-dealers;

•	Traders in securities that elect mark-to-market treatment;

•	Regulated investment companies;

•	Real estate investment trusts;

•	Trusts and estates;

•	Tax exempt organizations (including private foundations);

•
Investors that hold Ordinary Shares or Warrants as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•	Holders that have a functional currency other than the U.S. dollar;

•	U.S. expatriates;

•	Investors subject to the U.S. “inversion” rules; and

•	U.S. Holders owning or considered as owning (directly, indirectly or through attribution) 5% measured by vote or value) or more of Zegna’s Ordinary Shares; and

•	Person who received any of Zegna’s stock or warrants as compensation.
This summary does not discuss any U.S. state or local or
non-U.S.
tax considerations, any
non-income
tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares or Warrants, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. A partner in a partnership holding Ordinary Shares or Warrants is urged to consult their tax advisor regarding the tax consequences to them of the ownership and disposition of Ordinary Shares and Warrants.
This summary is based upon the U.S. Tax Code, the regulations promulgated by the U.S. Department of the Treasury, current administrative interpretations and practices of the U.S. Internal Revenue Service (“
IRS
”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS will not assert, or that a court will not sustain a position contrary to any of the tax considerations described below.
For purposes of this discussion, a “
U.S. Holder
” is a beneficial owner of Ordinary Shares or Warrants, as the case may be, that is:

•	An individual who is a U.S. citizen or resident of the United States;

•
A corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	An estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
A trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the U.S. Tax Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

A U.S. Holder should consult its own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of Ordinary Shares or Warrants in its particular circumstances.
Dividends and Other Distributions on Ordinary Shares
Subject to the PFIC rules discussed below under the heading
“—Passive Foreign Investment Company Rules
,” distributions on Ordinary Shares generally will be taxable as dividends for U.S. federal income tax purposes to the extent paid from Zegna’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Zegna’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Ordinary Shares and will be treated as described below under the heading
“Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants.”
The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent), which, as described below under the heading “—
Material Dutch Tax Considerations—Zegna Shares and Warrants
” and “—
Material Italian Tax Considerations—Ordinary Shares and Warrants
” is expected to be in respect of Italian, and not Dutch, taxes, provided that certain conditions as set forth under the heading “—
Material Dutch Tax Considerations—Zegna Shares and Warrants
” are met and such distribution is made to a Qualifying
Non-Dutch
Resident (as defined and explained under the prior-mentioned heading). Zegna does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles, and accordingly, U.S. Holders should expect to generally treat distributions on Ordinary Shares as dividends. Any amount treated as dividend income will be treated as foreign-source dividend income. Amounts treated as dividends that Zegna pays to a U.S. Holder that is taxable as a corporation generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate
U.S. Holders, subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be eligible for treatment as “qualified dividend income” and taxed at the lower applicable long-term capital gains rate only if, among others: (i) Ordinary Shares are readily tradable on an established securities market in the United States or Zegna is eligible for benefits under an applicable tax treaty with the United States; (ii) Zegna is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year; and (iii) certain holding period requirements are met. The Ordinary Shares are listed on the NYSE, so the first of these requirements is expected to be met. The amount of any dividend distribution paid in Euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of payment, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. The foreign currency gain or loss from such conversion will be ordinary income or loss and generally will be U.S. source.
Subject to applicable limitations, Italian income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the applicable treaty with the United States will be eligible for credit against a U.S. treaty beneficiary’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the lower applicable long-term capital gains rates. For purposes of calculating the foreign tax credit, dividends paid on the Ordinary Shares will be foreign source and will generally constitute passive category income. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes, including any Italian income tax, in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants
Subject to the PFIC rules discussed below under the heading
“—Passive Foreign Investment Company Rules,”
upon any sale, exchange or other taxable disposition of Ordinary Shares or Warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount of cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such Ordinary Shares or Warrants (determined as described herein), in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares exceeds one year. Long-term capital gain realized by a non-corporate
U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitation. Gain or loss recognized by a U.S. Holder generally will be treated as U.S. source.

If Ordinary Shares or Warrants are sold, exchanged, redeemed, retired or otherwise disposed of in a taxable transaction in exchange for Euro, the amount realized generally will be the U.S. dollar value of the Euro received based on the spot rate in effect on the date of sale, exchange, redemption, retirement or other taxable disposition. If a U.S. Holder is a cash method taxpayer and the Ordinary Shares and/or Warrants are traded on an established securities market, Euro paid or received will be translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. An accrual method taxpayer may elect the same treatment with respect to the purchase and sale of Ordinary Shares or Warrants traded on an established securities market, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Euro received on the sale or other disposition of an Ordinary Share or Warrant generally will have a tax basis equal to its U.S. dollar value as determined pursuant to the rules above. Any gain or loss recognized by a U.S. Holder on a sale, exchange, redemption, retirement or other taxable disposition of the Euro will be ordinary income or loss and generally will be U.S. source.
Exercise or Lapse of a Warrant
A U.S. Holder generally will not recognize taxable gain or loss on the acquisition of an Ordinary Share upon exercise of a Warrant for cash. The U.S. Holder’s tax basis in the Ordinary Share received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the Warrant (i.e., its tax basis, calculated in U.S. dollars) and the exercise price. If the exercise price is paid in Euro, a U.S. Holder’s tax basis in respect of the exercise price will be the U.S. dollar value of the Euro paid on exercise, determined at the spot rate on the date of exercise. The U.S. Holder’s holding period for Ordinary Shares received upon exercise of the of a Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant (or any IIAC Warrant exchanged therefor). If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the warrant (calculated in U.S. dollars). Such loss will be long-term if the warrant has been held for more than one year and generally will be U.S. source.
Adjustment to Exercise Price
Under Section 305 of the U.S. Tax Code, if certain adjustments are made (or not made) to the number of shares to be issued upon the exercise of a Warrant or to the Warrant’s exercise price, a U.S. Holder may be deemed to have received a constructive distribution with respect to the warrant, which could result in adverse consequences for the U.S. Holder, including the recognition of dividend income (with the consequences generally as described above under the heading
“—Dividends and Other Distributions on Ordinary Shares”
). The rules governing constructive distributions as a result of certain adjustments with respect to a Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences of any such constructive distribution with respect to a Warrant.
Passive Foreign Investment Company Rules
Significant potential adverse U.S. federal income tax consequences, including certain reporting requirements, generally apply to any United States person who owns shares in a PFIC. Zegna, however, does not expect that it will be a PFIC for the current taxable year or any future taxable year.
The treatment of U.S. Holders of Ordinary Shares and Warrants could be materially different from that described above if Zegna is treated as a PFIC for U.S. federal income tax purposes. A foreign (i.e.,
non-U.S.)
corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.
As previously stated, Zegna does not expect that it will qualify as a PFIC for U.S. federal income tax purposes for its most recent taxable year. Although Zegna’s PFIC status is determined annually, a determination that Zegna is a PFIC will generally apply for subsequent years to a U.S. Holder who held Ordinary Shares or Warrants while Zegna was a PFIC, whether or not Zegna meets the test for PFIC status in those subsequent years.
If Zegna is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares or Warrants and, in the case of Ordinary Shares, the U.S. Holder did not make either an applicable PFIC Election (or elections) for the first taxable year of Zegna (or IIAC, as applicable) in which it was treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) such shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares or Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or Warrants;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Zegna’s first taxable year in which Zegna is a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC Elections
In general, if Zegna is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of Ordinary Shares (but not Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of Zegna’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which Zegna’s taxable year ends and each subsequent taxable year. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. However, in order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. Zegna does not expect that it is or will become a PFIC and, therefore, presently does not intend to provide the information necessary for U.S. Holders to make or maintain a QEF election (but can provide no assurance in this regard).
Alternatively, if Zegna is a PFIC and Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder makes a mark-to-market
election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Ordinary Shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market
election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market
election and, thereafter, a capital loss. Currently, a
mark-to-market
election may not be made with respect to Warrants.
The
mark-to-market
election is available only for “marketable stock,” which is, generally, stock that is regularly traded on a national securities exchange that is registered with the U.S. Securities and Exchange Commission, including the NYSE (on which the Ordinary Shares are listed). If made, a mark-to-market
election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market
election with respect to Ordinary Shares under their particular circumstances.
Notwithstanding any PFIC election made by a U.S. Holder, dividends received from Zegna will not constitute “qualified dividend income” in a taxable year in which Zegna is a PFIC (or is treated as a PFIC with respect to such U.S. Holder) either in the taxable year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, the U.S. Holder must include the gross amount of any such dividend paid by Zegna out of its accumulated earnings and profits (as determined for United States federal income tax purposes) in their gross income, and it will be subject to tax at rates applicable to ordinary income.

Related PFIC Rules
If Zegna is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if Zegna receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. Any PFIC elections made with respect to Zegna would not be effective for such lower-tier PFIC and the consequences of any distributions or dispositions would generally be as described above under the heading
“—Passive Foreign Investment Company Rules.”
A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may be required to file an IRS Form 8621 (whether or not a QEF or mark-to-market
election is made) and to provide such other information as may be required by the U.S. Department of the Treasury. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS.
The rules dealing with PFICs and with the QEF and
mark-to-market
elections are complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Ordinary Shares and Warrants, are urged to consult their own tax advisors concerning the application of the PFIC rules to Zegna securities under their particular circumstances.
Loyalty Voting Program and Zegna Special Voting Shares
Loyalty Voting Program
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE RECEIPT, OWNERSHIP OR DISPOSITION OF ZEGNA SPECIAL VOTING SHARES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES AND AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES ARE UNCERTAIN. ACCORDINGLY, U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF ZEGNA SPECIAL VOTING SHARES.
Receipt of Zegna Special Voting Shares
The tax consequences of the receipt by a U.S. Holder of Zegna Special Voting Shares is unclear. While distributions of stock are tax-free
in certain circumstances, the distribution of Zegna Special Voting Shares would be taxable if it were considered to result in a “disproportionate distribution.” A disproportionate distribution is a distribution or series of distributions, including deemed distributions, that have the effect of the receipt of cash or other property by some shareholders of Zegna and an increase in the proportionate interest of other shareholders of Zegna in Zegna’s assets or earnings and profits. It is possible that the distribution of Zegna Special Voting Shares to a U.S. Holder and a distribution of cash in respect of Ordinary Shares could be considered together to constitute a “disproportionate distribution.” Unless Zegna has not paid cash dividends in the 36 months prior to a U.S. Holder’s receipt of Zegna Special Voting Shares and Zegna does not pay cash dividends in the 36 months following a U.S. Holder’s receipt of Zegna Special Voting Shares, Zegna intends to treat the receipt of Zegna Special Voting Shares as a distribution that is subject to tax as described above in
“—Taxation of Dividends.”
The amount of the dividend should equal the fair market value of the Zegna Special Voting Shares received. Zegna believes and intends to take the position that the value of each Zegna Special Voting Share is minimal. However, because the fair market value of the Zegna Special Voting Shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the Zegna Special Voting Shares (and thus the amount of the dividend) as determined by Zegna is incorrect.
Ownership of Zegna Special Voting Shares
Zegna believes that U.S. Holders holding Zegna Special Voting Shares should not have to recognize income in respect of amounts transferred to the Zegna Special Voting Shares dividend reserve that are not paid out as dividends. Section 305 of the Code may, in certain circumstances, require a holder of preferred shares to recognize income even if no dividends are actually received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution.” Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. Zegna believes that Section 305 of the Code should not apply to any amounts transferred to the Zegna Special Voting Shares dividend reserve that are not paid out as dividends so as to require current income inclusion by U.S. Holders because, among other things, (i) the Zegna Special Voting Shares are not redeemable on a specific date and a U.S. Holder is only entitled to receive amounts in respect of the Zegna Special Voting Shares upon liquidation, and (ii) Section 305 of the Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a de minimis amount and, even if the amounts transferred to the special voting shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be “de minimis” as such term is used in the applicable Treasury Regulations. Zegna therefore intends to take the position that the transfer of amounts to the Zegna Special Voting Shares reserve that are not paid out as dividends does not result in a “constructive distribution,” and this determination is binding on all U.S. Holders of Zegna Special Voting Shares other than a U.S. Holder that explicitly discloses its contrary determination in the manner prescribed by the applicable regulations. However, because the tax treatment of the loyalty voting program is unclear and because Zegna’s determination is not binding on the IRS, it is possible that the IRS could disagree with Zegna’s determination and require current income inclusion in respect of such amounts transferred to the Zegna Special Voting Shares dividend reserve that are not paid out as dividends.
Disposition of Zegna Special Voting Shares
The tax treatment of a U.S. Holder that has its Zegna Special Voting Shares redeemed for zero consideration after removing its common shares from the Loyalty Register is unclear. It is possible that a U.S. Holder would recognize a loss to the extent of the U.S. Holder’s basis in its Zegna Special Voting Shares, which should equal the amount that was included in income upon receipt. Such loss would be a capital loss and would be a long-term capital loss if a U.S. Holder has held its Zegna Special Voting Shares for more than one year. It is also possible that a U.S. Holder would not be allowed to recognize a loss upon the redemption of its Zegna Special Voting Shares and instead a U.S. Holder should increase the basis in its Ordinary Shares by an amount equal to the basis in its Zegna Special Voting Shares. Such basis increase in a U.S. Holder’s Ordinary Shares would decrease the gain, or increase the loss, that a U.S. Holder would recognize upon the sale or other taxable disposition of its Ordinary Shares.
THE U.S. FEDERAL INCOME TAX TREATMENT OF THE LOYALTY VOTING PROGRAM IS UNCLEAR AND U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS IN RESPECT OF THE CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF ZEGNA SPECIAL VOTING SHARES.
Additional Reporting Requirements
Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable U.S. dollar thresholds are required to report information to the IRS relating to such assets, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Ordinary Shares.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made to a U.S. Holder within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S.
Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO ALL HOLDERS DEPENDING UPON THE PARTICULAR SITUATION. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND WARRANTS INCLUDING THE TAX CONSEQUENCES UNDER U.S. STATE, LOCAL, ESTATE AND FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.
Material Dutch Tax Considerations—Zegna Shares and Warrants
Taxation in the Netherlands
This summary outlines the principal Dutch tax consequences in connection with the acquisition, ownership and transfer of (i) the Ordinary Shares and, if applicable, the Zegna Special Voting Shares (“
Zegna Shares
”), and/or (ii) the Warrants. It does not present a comprehensive or complete description of all aspects of Dutch tax law which could be relevant to a holder of Zegna Shares and/or Warrants. For Dutch tax purposes, a holder of Zegna Shares and/or Warrants may include an individual or entity not holding the legal title to the Zegna Shares and/or Warrants, but to whom, or to which, the Zegna Shares and/or Warrants are, or the income therefrom is, nevertheless attributed based either on this individual or entity owning a beneficial interest in the Zegna Shares and/or Warrants or on specific statutory provisions. These include statutory provisions attributing Zegna Shares and/or Warrants to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Zegna Shares and/or Warrants.

This summary assumes that Zegna is organized and that its business will be conducted such that Zegna is considered to be tax resident in Italy for purposes of the Convention between the Kingdom of the Netherlands and the Republic of Italy for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the “
Italy-Netherlands Tax Treaty
”).
This summary is intended as general information only. Prospective holders of Zegna Shares and/or Warrants should consult their own tax adviser regarding the tax consequences of any acquisition, ownership or transfer of Zegna Shares and/or Warrants.
This summary is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of this report, including the tax rates applicable on that date, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. This summary does therefore not take into account the amendments to the Withholding Tax Act 2021 introducing an additional conditional Dutch withholding tax for certain dividend distributions to low-tax
jurisdictions and in abusive situations (
Wet invoering conditionele bronbelasting op dividenden
) as these amendments are not yet in effect as of the date of this report. Once these amendments become effective on January 1, 2024, as announced, dividends paid to certain entities considered related to Zegna may be subject to an additional Dutch withholding tax equal to the highest corporate income tax rate at the time of the dividend payment.
Any reference in this summary made to Dutch taxes, Dutch tax or Dutch tax law should be construed as a reference to any taxes of any nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.
Any reference made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (
Belastingregeling voor het Koninkrijk
), the Tax Regulation for the State of the Netherlands (
Belastingregeling voor het land Nederland
), the Tax Regulations for the Netherlands and Curacao (
Belastingregeling Nederland Cura
ç
ao
), the Tax Regulations for the Netherlands and St. Maarten (
Belastingregeling Nederland Sint Maarten
) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.
This
s
ummary does not describe any Dutch tax considerations or consequences that may be relevant where a holder of Zegna Shares and/or Warrants:

(i)	is an individual and the holder’s income or capital gains derived from the Zegna Shares and/or Warrants are attributable to employment activities, the income from which is taxable in the Netherlands;

(ii)
has a substantial interest (
aanmerkelijk belang
) or a fictitious substantial interest (
fictief aanmerkelijk belang
) in Zegna within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (
Wet inkomstenbelasting 2001
) (the “
ITA
”). Generally, a holder of Zegna Shares and/or Warrants has a substantial interest in Zegna if the holder, alone or – in case of an individual – together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster-children) of the holder or the partner, owns or holds, or is deemed to own or hold shares (such as the Zegna Shares) or certain rights to shares, including rights to directly or indirectly acquire shares (such as the Warrants), directly or indirectly representing 5% or more of Zegna’s issued capital as a whole or of any class of shares or profit participating certificates (
winstbewijzen
) relating to 5%
or more of Zegna’s annual profits or 5% or more of Zegna’s liquidation proceeds;

(iii)
is an entity that, although it is in principle subject to Dutch corporate income tax under the Dutch Corporate Income Tax Act 1969 (
Wet op de vennootschapsbelasting 1969
) (the “
CITA
”), is not subject to Dutch corporate income tax or is fully or partly exempt from Dutch corporate income tax (such as a qualifying pension fund as described in section 5 CITA and a tax exempt investment fund (
vrijgestelde beleggingsinstelling
) as described in Section 6a CITA);

(iv)	is an investment institution ( beleggingsinstelling ) as described in Section 28 CITA;

(v)
is required to apply the participation exemption (
deelnemingsvrijstelling
) with respect to the Zegna Shares and/or Warrants (as defined in Section 13 CITA). Generally, a holder of Zegna Shares and/or Warrants is required to apply the participation exemption if it is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5% or more of the nominal paid-up
share capital in Zegna; or

(vi)
is entitled to the dividend withholding tax exemption (
inhoudingsvrijstelling
) with respect to any profits derived from the Zegna Shares and/or Warrants (as defined in Section 4 of the Dutch Dividend Withholding Tax Act 1965 (
Wet op de dividendbelasting 1965
) (the “
DWTA
”). Generally, a holder of Zegna Shares and/or Warrants may be entitled or required to apply the dividend withholding tax exemption if it holds an interest of 5% or more of the nominal paid-up
share capital in Zegna.

Withholding Tax
Based on Dutch domestic law, a holder of Zegna Shares and/or Warrants is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by Zegna. Generally, Zegna is responsible for the withholding of such dividend withholding tax at source. However, as long as Zegna will be tax resident in Italy for purposes of the Italy-Netherlands Tax Treaty and, once the MLI enters into effect with respect to the Italy-Netherlands Tax Treaty, subject to meeting the principal purpose test set out in article 7 of the MLI, the following shall apply. Based on case law of the Dutch Supreme Court (in particular ECLI:NL:HR:1992:ZC5045) the Italy-Netherlands Tax Treaty would in principle preclude the Netherlands from imposing Dutch dividend withholding tax on dividends paid by Zegna to a holder of Zegna Shares who is, or who is deemed to be, a Qualifying
Non-Dutch
Resident. For purposes of this summary a Qualifying
Non-Dutch
Resident is a
Non-Dutch
Resident Individual (as defined below) or
Non-Dutch
Resident Corporate Entity (as defined below) who does not derive profits from an enterprise that is fully or partly carried on through a permanent establishment (
vaste inrichting
) or a permanent representative (
vaste vertegenwoordiger
) in the Netherlands to which the Zegna Shares are attributable.
Consequently, dividends paid on the shares to a holder of such Zegna Shares who is, or who is deemed to be, a Qualifying
Non-Dutch
Resident are in principle not subject to Dutch dividend withholding tax. As a condition for not withholding Dutch dividend withholding tax, Zegna may in its sole discretion decide to require holders of Zegna Shares to submit information, including information certifying their status as a Qualifying
Non-Dutch
Resident.
However, if and to the extent dividends are paid on the Zegna Shares to a holder of such Zegna Shares who is, or who is deemed to be:

(i)	a Dutch Resident Individual (as defined below) or a Dutch Resident Corporate Entity (as defined below); or

(ii)
a
Non-Dutch
Resident Individual (as defined below) or a
Non-Dutch
Resident Corporate Entity (as defined below) that derives profits from an enterprise, which enterprise is fully or partly carried on through a permanent establishment (
vaste inrichting
) or a permanent representative (
vaste vertegenwoordiger
) in the Netherlands to which the Zegna Shares are attributable,

such dividends are generally subject to Dutch dividend withholding tax at a rate of 15% imposed by the Netherlands. Generally, the Dutch dividend withholding tax will not be borne by Zegna, but will be withheld by Zegna from the gross dividends paid on the Zegna Shares.
Dividends distributed by Zegna include, but are not limited to:

(i)	distributions of profits in cash or in kind, whatever they be named or in whatever form;

(ii)
proceeds from the liquidation of Zegna or proceeds from the repurchase of shares by Zegna, other than as a temporary portfolio investment (
tijdelijke belegging
), in excess of the average
paid-in
capital recognized for Dutch dividend withholding tax purposes;

(iii)
the par value of the Zegna Shares issued to a holder of Zegna Shares or an increase in the par value of the Zegna Shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(iv)	partial repayment of paid-in capital, that is

•	not recognized for Dutch dividend withholding tax purposes, or

•
recognized for Dutch dividend withholding tax purposes, to the extent that Zegna has “net profits” (
zuivere winst
), unless (a) the Zegna General Meeting has resolved in advance to make this repayment, and (b) the par value of the Zegna Shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of Zegna. The term “net profits” includes anticipated profits that have yet to be realized.

The issuance of an Ordinary Share pursuant to the exercise of a Warrant should in principle not give rise to Dutch dividend withholding tax, provided that (i) (the Euro equivalent of) the exercise price paid in cash is at least equal to the par value of the Ordinary Share issuable upon the exercise of such Warrant, or (ii) the par value of the Ordinary Share issuable upon the exercise of such Warrant is charged against Zegna’s share premium reserve recognized for Dutch dividend withholding tax purposes. Any payments made by Zegna to the holder of a Warrant, including in connection with the redemption, repurchase or cashless settlement of a Warrant, may be subject to Dutch dividend withholding tax at a rate of 15%. If any Dutch dividend withholding tax due is not effectively withheld for the account of the relevant holder of a Warrant, Dutch dividend withholding tax shall in principle be due by Zegna on a grossed-up
basis, which would make it effectively a cost to Zegna rather than such holder of a Warrant.
The issuance of a Zegna Special Voting Share pursuant to the loyalty voting structure should in principle not give rise to Dutch dividend withholding tax, provided that the par value of the Zegna Special Voting Share issued under the loyalty voting structure is charged against the special capital reserve and the special capital reserve is recognized as paid-in
capital for Dutch dividend withholding tax purposes.
If a holder of Zegna Shares and/or Warrants is an individual that is resident or deemed to be resident in the Netherlands or is an individual that is not resident or deemed to be resident in the Netherlands, but for whom dividends distributed by Zegna or income deemed to be derived from the Zegna Shares and/or Warrants is subject to income tax under the ITA, such holder of Zegna Shares and/or Warrants is generally entitled to a credit for any Dutch dividend withholding tax against his Dutch tax liability and to a refund of any residual Dutch dividend withholding tax. Entities that are resident or deemed to be resident in the Netherlands and entities that are not resident or deemed resident in the Netherlands, but for which dividends distributed by Zegna are subject to corporate tax under the CITA, can only credit Dutch dividend withholding tax up to the total amount of their Dutch corporate income tax liability without taking into account any credit for Dutch dividend withholding tax and gaming tax (
kansspelbelasting
). To the extent the aggregate of the Dutch dividend withholding tax and gaming tax exceeds the aggregate Dutch corporate income tax liability due in respect of the relevant year, the excess is not refunded, but carried forward to future years subject to certain restrictions and conditions.
According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends paid by Zegna is not considered to be the beneficial owner (
uiteindelijk gerechtigde
) of those dividends.
The DWTA provides for a
non-exhaustive
negative description of a beneficial owner. According to the DWTA, a holder of Zegna Shares will not be considered the beneficial owner of the dividends if as a consequence of a combination of transactions:

(i)	a person other than the holder of Zegna Shares wholly or partly, directly or indirectly, benefits from the dividends;

(ii)	whereby this other person retains or acquires, directly or indirectly, an interest similar to that in the Zegna Shares on which the dividends were paid; and

(iii)	that other person is entitled to a credit, reduction or refund of Dutch dividend withholding tax that is less than that of the holder of Zegna Shares.
Taxes on Income and Capital Gains
Residents of the Netherlands
The description of certain Dutch tax consequences in this summary is only intended for the following holders of Zegna Shares and/or Warrants:

(i)	individuals who are resident or deemed to be resident in the Netherlands (“ Dutch Resident Individuals ”); and

(ii)	entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands (“ Dutch Resident Corporate Entities ”).

Dutch Resident Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities
Dutch Resident Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities (
resultaat uit overige werkzaamheden
) are generally subject to income tax at statutory progressive rates with a maximum of 49.50% on any benefits derived or deemed to be derived from the Zegna Shares and/or Warrants, including any capital gains realized on any transfer of the Zegna Shares and/or Warrants, where those benefits are attributable to:

(i)
an enterprise from which a Dutch Resident Individual derives profits, whether as an entrepreneur (
ondernemer
) or by being
co-entitled
(
medegerechtigde
) to the net worth of this enterprise other than as an entrepreneur or shareholder; or

(ii)	miscellaneous activities, including activities which are beyond the scope of active portfolio investment activities ( meer dan normaal vermogensbeheer ).
Dutch Resident Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities
Generally, the Zegna Shares and/or Warrants held by a Dutch Resident Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, or who is so engaged or deemed to be engaged but the Zegna Shares and/or Warrants are not attributable to that enterprise or miscellaneous activities, will be subject to an annual income tax imposed on a fictitious yield on the Zegna Shares and/or Warrants under the regime for savings and investments (
inkomen uit sparen en beleggen
). Irrespective of the actual income or capital gains realized, the annual taxable benefit from a Dutch Resident Individual’s assets and liabilities taxed under this regime, including the Zegna Shares and/or Warrants, is set at a percentage of the positive balance of the fair market value of these assets, including the Zegna Shares and/or Warrants, and the fair market value of these liabilities. The percentage increases:

(i)	from 1.82% over the first EUR 50,650 of such positive balance;

(ii)	to 4.37% over any excess positive balance between EUR 50,650.01 up to and including EUR 962,350; and

(iii)	to a maximum of 5.53% over any excess positive balance of EUR 962,350.01 or higher.
The percentages under (i) to (iii) will be reassessed each year and the amounts under (i) to (iii) will be adjusted for inflation each year. No taxation occurs if this positive balance does not exceed a certain threshold (
heffingvrij vermogen
). The fair market value of assets, including the Zegna Shares and/or Warrants, and liabilities that are taxed under this regime is measured once in each calendar year on January 1. The tax rate under the regime for savings and investments is a flat rate of 31%.
Based on a decision by the Dutch Supreme Court of 24 December 2021 (ECLI:NL:HR:2021:1963) concerning the years 2017 and 2018, taxation under the regime for savings and investments in its current form, as described in the above paragraph, may under specific circumstances contravene Section 1 of the First Protocol to the European Convention on Human Rights (protection of property) in combination with Section 14 of the European Convention on Human Rights (protection from discrimination). The Dutch State Secretary of Finance has announced that also the regime for taxation of savings and investments as in effect on the date of this report will be amended to comply with the decision of the Dutch Supreme Court mentioned above. At the date of this report, no legislative changes to the regime for savings and investments have been proposed yet. Holders of Zegna Shares and/or Warrants are advised to consult their own tax advisor to ensure that tax is levied in accordance with the decision of the Dutch Supreme Court.
Dutch Resident Corporate Entities
Dutch Resident Corporate Entities are generally subject to corporate income tax at statutory rates up to 25.8% on any benefits derived or deemed to be derived from the Zegna Shares and/or Warrants, including any capital gains realized on their transfer.
Non-Residents
of the Netherlands
The description of certain Dutch tax consequences in this summary is only intended for the following holders of Zegna Shares and/or Warrants:

(i)	individuals who are not resident and not deemed to be resident in the Netherlands (“ Non-Dutch Resident Individuals ”); and

(ii)	entities that are not resident and not deemed to be resident in the Netherlands (“ Non-Dutch Resident Corporate Entities ”).
Non-Dutch
Resident Individuals
A
Non-Dutch
Resident Individual will not be subject to any Dutch taxes on income or capital gains derived from the acquisition, holding or transfer of the Zegna Shares and/or Warrants, other than withholding tax as described above, unless:

(i)
the
Non-Dutch
Resident Individual derives profits from an enterprise, whether as entrepreneur or by being co-entitled
to the net worth of this enterprise other than as an entrepreneur or shareholder and this enterprise is fully or partly carried on through a permanent establishment (
vaste inrichting
) or a permanent representative (
vaste vertegenwoordiger
) in the Netherlands to which the Zegna Shares are attributable;

(ii)
the
Non-Dutch
Resident Individual derives benefits from miscellaneous activities carried on in the Netherlands in respect of the Zegna Shares and/or Warrants, including activities which are beyond the scope of active portfolio investment activities; or

(iii)
the
Non-Dutch
Resident Individual is entitled to a share—other than by way of securities—in the profits of an enterprise, which is effectively managed in the Netherlands and to which the Zegna Shares and/or Warrants are attributable.

Non-Dutch
Resident Corporate Entities
A
Non-Dutch
Resident Corporate Entity will not be subject to any Dutch taxes on income or capital gains derived from the acquisition, holding or transfer of the Zegna Shares and/or Warrants, other than withholding tax as described above, unless:

(i)
the
Non-Dutch
Resident Corporate Entity derives profits from an enterprise, which is fully or partly carried on through a permanent establishment (
vaste inrichting
) or a permanent representative (
vaste vertegenwoordiger
) in the Netherlands to which the Zegna Shares are attributable; or

(ii)
the
Non-Dutch
Resident Corporate Entity is entitled to a share—other than by way of securities—in the profits of an enterprise or a co-entitlement
to the net worth of an enterprise, which is effectively managed in the Netherlands and to which the Zegna Shares and/or Warrants are attributable.

Dutch Gift Tax or Inheritance Tax
No Dutch gift tax or inheritance tax is due in respect of any gift of the Zegna Shares and/or Warrants by, or inheritance of the Zegna Shares and/or Warrants on the death of, a holder of Zegna Shares and/or Warrants, unless:

(i)	the holder is resident, or is deemed to be resident, in the Netherlands at the time of the gift or death of the holder;

(ii)
the holder dies within 180 days after the date of the gift of the Zegna Shares and/or Warrants and was, or was deemed to be, resident in the Netherlands at the time of the holder’s death but not at the time of the gift; or

(iii)	the gift of the Zegna Shares and/or Warrants is made under a condition precedent and the holder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.
For purposes of Dutch gift tax or inheritance tax, an individual who is of Dutch nationality will be deemed to be resident in the Netherlands if this individual has been resident in the Netherlands at any time during the ten years preceding the date of the gift or the Shareholder’s death. For purposes of Dutch gift tax, any individual, irrespective of nationality, will be deemed to be resident in the Netherlands if this individual has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.
Other Taxes and Duties
No other Dutch taxes, including taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by, or on behalf of, the holder of Zegna Shares and/or Warrants by reason only of the acquisition, holding and transfer of the Zegna Shares and/or Warrants.

Residency
A holder of Zegna Shares and/or Warrants will not become a resident or deemed resident of the Netherlands by reason only of holding the Zegna Shares and/or Warrants.
Material Italian Tax Considerations – Ordinary Shares and Warrants
Taxation in Italy
The information set out below is a general summary of the material Italian tax consequences connected with the acquisition, ownership and transfer of the Ordinary Shares and/or the Warrants and, if applicable, Zegna Special Voting Shares.
This summary does not purport to be a comprehensive description of every aspect of Italian taxation that may be relevant in the hands of a particular holder of the Ordinary Shares and/or the Warrants, and, if applicable, Zegna Special Voting Shares, who may be subject to special treatment under the applicable law, nor does this summary intend to be applicable in all respects to all categories of holders of the Ordinary Shares, Zegna Special Voting Shares and/or Warrants. For purposes of Italian tax law, a holder of the Ordinary Shares and/or the Warrants may include an individual or entity who does not have the legal title to the Ordinary Shares and/or the Warrants, but to whom or to which nevertheless the Ordinary Shares and/or the Warrants or the income therefrom are attributed based on specific statutory provisions or on the basis of such individual or entity having an interest in the Ordinary Shares and/or Warrants or the income therefrom.
This summary assumes that the Ordinary Shares are listed on a regulated market, qualified as such for Italian tax purposes. This summary also assumes that Zegna is organized and that its business is and will be conducted such that Zegna is considered to be tax resident in Italy for purposes of the tax treaty as concluded between the Netherlands and Italy. A change to the organizational structure or to the manner in which Zegna conducts its business may invalidate the contents of this section, which will not be updated to reflect any such change.
This summary is based upon the tax laws of the Republic of Italy and upon the case law/practice (unpublished case law/practice is not included) as it stands at the date of this report. The law upon which this description is based is subject to change, potentially with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect this change. The summary does not address the tax consequences arising in any jurisdiction other than Italy.
As this is a general summary, holders of the Ordinary Shares, Zegna Special Voting Shares and/or the Warrants should consult their own tax advisers as to the Italian or other tax consequences connected with the acquisition, ownership and transfer of the Ordinary Shares, Zegna Special Voting Shares and/or the Warrants, including, in particular, the application to their particular situations of the tax considerations discussed below.
For purposes of this section, the following terms have the meaning defined below:

•	“ CITA ”: Presidential Decree No. 917 of December 22, 1986 (the Consolidated Income Tax Act);

•	“ EEA State ”: a State that is party to the European Economic Area Agreement;

•	“ Finance Act 2017 ”: Law No. 232 of December 11, 2016;

•	“ Finance Act 2018 ”: Law No. 205 of December 27, 2017;

•	“ Finance Act 2019 ”: Law No. 145 of December 30, 2018;

•	“ Finance Act 2020 ”: Law No. 160 of December 27, 2019;

•	“ Finance Act 2021 ”: Law No. 178 of December 30, 2020;

•	“ IRES ”: Italian corporate income tax;

•	“ IRAP ”: Regional Tax on productive activities;

•
“
Italian White List
”: the list of countries and territories allowing a satisfactory exchange of information with Italy (i) currently included in the Italian Ministerial Decree of September 4, 1996, as subsequently amended and supplemented or (ii) once effective in any other decree or regulation that will be issued in the future to provide the list of such countries and territories (and that will replace Ministerial Decree of September 4, 1996), including any country or territory that will be deemed listed therein for the purpose of any interim rule;

•	“ Non-Qualified Holdings ”: holdings of the Ordinary Shares, including the Warrants and any other rights or securities through which Ordinary Shares may be acquired, other than Qualified Holdings;

•
“
Qualified Holdings
”: holdings of the Ordinary Shares, including the Warrants and any other rights or securities through which the Ordinary Shares may be acquired, that represent, in case of shares listed on regulated markets, either (i) more than 2% of the overall voting rights exercisable at ordinary shareholders’ meetings or (ii) an interest in Zegna’s issued and outstanding capital exceeding 5%; and

•
“
Transfer of Qualified Holdings
”: transfers of the Ordinary Shares, including the Warrants and any other rights or securities through which the Ordinary Shares may be acquired, that exceed, over a period of 12 (twelve) months, the threshold for qualifying as Qualified Holdings. The twelve-month period starts from the date when the shares, securities and the rights owned represent a percentage of voting rights or interest in Zegna’s capital that exceeds the aforesaid thresholds. In case of rights or securities through which the Ordinary Shares may be acquired, the percentage of voting rights or interest in Zegna’s capital potentially attributable to the holding of such rights and securities is taken into account.

The Finance Act 2018 materially changed the tax regime applicable to dividends and capital gains from Qualified Holdings received or realized by Italian resident persons not engaged in a business activity and by non-resident
persons without a permanent establishment in Italy. This section only describes the tax regime applicable to (i) dividends paid out of profits that Zegna has realized as of fiscal year 2018, and (ii) capital gains realized on the shares as of January 1, 2019.
The Finance Act 2018 provides for an interim regime that applies to dividend distributions that are (i) paid out of profits realized by Zegna until the fiscal year that was current on December 31, 2017 and (ii) declared before December 31, 2022 (dividends declared after this date are subject to the new tax regime enacted by Finance Act 2018 and described below in detail in this section). These dividend distributions would be subject to the previous tax regime that applied before Finance Act 2018. In particular, Italian resident individuals holding a Qualified Holding not in connection with a business activity (i) would not be subject to a withholding tax on the distribution, provided that, in this case, the holders declare at the time of receipt that the dividends relate to Qualified Holdings, but (ii) would have to include in their taxable income:

•	40% of the amount of the dividends paid out of profits formed until the fiscal year that was current on December 31, 2007;

•	49.72% of the amount of the dividends paid out of profits formed after the fiscal year that was current on December 31, 2007 and until the fiscal year that was current on December 31, 2016;

•	58.14% of the amount of the dividends paid out of profits formed in the fiscal year that was current on December 31, 2017.
Article 1(4) of Ministerial Decree of May 26, 2017 sets forth a priority rule whereby dividends are first deemed to be paid out of profits earned by the distributing company until the fiscal year that was current on December 31, 2007, then out of profits earned until the fiscal year that was current on December 31, 2016 and finally out of profits of subsequent fiscal years.
Article 32-
quater
of Law Decree No. 124 of October 26, 2019 provides for an interim regime that applies to dividend distributions received by Italian non-business
partnerships (
società semplici
) that are (i) paid out of profits realized by Zegna until December 31, 2019 and (ii) declared before December 31, 2022.
Taxation of Dividends
The tax regime summarized in this subsection “—
Taxation of Dividends
” applies only to classes of holders of the Ordinary Shares and, if applicable, of the Zegna Special Voting Shares that are described here below.

Dividends paid by Zegna are subject to the tax regime generally applicable to dividends paid by companies that are resident for tax purposes in the Republic of Italy. As mentioned, this subsection only describes the tax regime applicable to dividends paid out of profits that Zegna has realized as of fiscal year 2018.
Taxation of Holders of Ordinary Shares Tax Resident In Italy
Individuals not engaged in business activity
Under Decree No. 600 of September 29, 1973 (Decree 600), dividends paid from January 1, 2018 to Italian resident individuals who hold the Ordinary Shares neither in connection with a business activity nor in the context of the discretionary investment portfolio regime (risparmio gestito) as defined in subparagraph (A)(ii) below are subject to 26% tax withheld at source in Italy. In this case, the holders are not required to report the dividends in their income tax returns.
Subject to certain conditions (including a minimum holding period requirement) and limitations, dividends paid by Zegna may be exempt from any income taxation (including from the 26% tax withheld at source) if the Ordinary Shares do not represent a Qualified Holding and are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the requirements set forth under Italian tax law.
Individuals not engaged in business activity and holding the Ordinary Shares under the “risparmio gestito” regime
Dividends paid from January 1, 2018 to Italian resident individuals who do not hold the Ordinary Shares in connection with a business activity are not subject to any tax withheld at source in Italy if (a) the holder has entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract, and (c) the holder has elected for the discretionary investment portfolio regime (
risparmio gestito
) under Article 7 of Legislative Decree No. 461 of November 21, 1997 (Decree 461). In this case, the dividends are included in the annual accrued management result (
risultato maturato annuo di gestione
), which is subjected to a 26% substitute tax. Even if there is not yet official published guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, according to a certain interpretation, until January 1, 2023 the election for the discretionary investment portfolio regime would only be available if the Ordinary Shares held represent a
Non-Qualified
Holding.
Sole Proprietors
Dividends paid to Italian resident individuals who hold the Ordinary Shares in connection with a business activity (Sole Proprietors) are not subject to any tax withheld at source in Italy, provided that, in this case, the holders declare at the time of receipt that the profits collected are from holdings connected with their business activity. In this case, dividends must be reported in the income tax return, but only 58.14% of such dividends are included in the holder’s overall business income taxable in Italy.
Partnerships (Italian “società in nome collettivo,” “società in accomandita semplice,” “società semplici” and similar Italian partnerships as referred to in Article 5 CITA)
No Italian tax is withheld at source on dividends paid to Italian business partnerships (such as Italian società in nome collettivo
,
società in accomandita semplice
and similar partnerships as referred to in Article 5 CITA). Only 58.14% of such dividends is included in the overall business income to be reported by the business partnership.
If it is instead a
non-business
partnership (
società semplice
), based on Article 32-
quarter
of Law Decree No. 124 of October 26, 2019, as subsequently amended and supplemented, dividends are deemed to be received on a tax transparency basis by the partners and are subject to tax under the tax regime applicable to the relevant partner (
i.e.
, as if they were directly paid to each partner).
Companies and other business entities referred to in Article 73(1)(a)-(b) CITA
No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations (
società per azioni
), partnerships limited by shares (
società in accomandita per azioni
), limited liability companies (
società a responsabilità limitata
) and public and private entities whose sole or primary purpose is to carry out business activities. Only 5% of such dividends are included in the overall business income subject to IRES, unless the Ordinary Shares are financial assets held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the holder’s overall business income subject to IRES.

For some types of companies and under certain conditions, dividends are also partially included in the net value of production, which is subject to IRAP.
Non-Business
Entities Referred to in Article 73(1)(c) CITA
No Italian tax is withheld at source on dividends paid to Italian resident non-business
entities referred to in Article 73(1)(c) CITA (including Italian resident trusts that do not carry out a business activity), except for Italian undertakings for collective investment (OICR). The dividends are fully included in the holder’s overall income subject to IRES (only 77.74% of the dividend would instead be included in the holder’s overall income if it were paid out of profits formed until the fiscal year that was current on December 31, 2016).
For social security entities pursuant to Legislative Decree No. 509 of June 30, 1994 and Legislative Decree No. 103 of February 10, 1996, subject to certain conditions (including minimum holding period requirement) and limitations, dividends and other income from the Ordinary Shares that do not represent a Qualified Holding may be excluded from the taxable base if the social security entity earmarks the Ordinary Shares as eligible investment under Article 1(89) of Finance Act 2017 (as subsequently amended) to the extent, however, that investment in the Ordinary Shares (and other qualifying shares or units in undertakings for collective investment investing mainly in qualifying shares) represent no more than 10% of the gross asset value of the social security entity of the previous year.
As of the fiscal year current on January 1, 2021, according to Article 1(44—46) of Finance Act 2021, 50% of the dividends paid to non-business
entities referred to in Article 73(1)(c) CITA will be excluded from their IRES taxable base provided that they: (i) exclusively or mainly carry out any of the qualifying non-profit
activities listed in Article 1(45) of Finance Act 2021 and (ii) earmark the related tax savings to a non-distributable
reserve and use these resources to finance these
non-profit
activities.
Persons exempt from IRES and persons outside the scope of IRES
Dividends paid to Italian resident persons that are exempt from IRES are generally subject to 26% tax withheld at source. No Italian tax is instead withheld at source on dividends paid to persons that are outside the scope of IRES (
esclusi
) under Article 74(1) CITA.
Pension funds and OICR (other than real estate AIF)
No Italian tax is withheld at source on dividends paid to (a) Italian pension funds governed by Legislative Decree No. 252 of December 5, 2005 (Decree 252) and (b) Italian OICR, other than real estate investment funds and Italian real estate SICAFs (real estate alternative investment funds, or Real Estate AIF).
Dividends received by Italian pension funds are taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% flat tax (
imposta sostitutiva
). Subject to certain conditions (including minimum holding period requirement) and limitations, dividends and other income from the Ordinary Shares may be excluded from the taxable base of the 20% flat tax if the pension fund earmarks the shares as eligible investment under Article 1(89)-(92) of Finance Act 2017 (as subsequently amended) to the extent, however, that investment in the shares (and other qualifying shares or units in undertakings for collective investment investing mainly in qualifying shares) represent no more than 10% of the gross asset value of the pension fund of the previous year.
Dividends received by OICR that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) are not subject to taxation at the level of the OICR.
Real estate AIF
No Italian tax is withheld at source on dividends paid to Italian Real Estate AIF. Moreover, dividends are not subject to either IRES or IRAP at the level of the Real Estate AIF. However, income realized by Italian Real Estate AIF is attributed pro rata to Italian resident holders, irrespective of any actual distribution, on a tax transparency basis if the Italian resident unitholders / shareholders are not institutional investors and hold units / shares in the Real Estate AIF representing more than 5% of the Real Estate AIF’s net asset value.

Taxation of Holders Of Ordinary Shares Not Tax Resident In Italy
Non-resident
persons holding the Ordinary Shares through a permanent establishment in Italy
No Italian tax is withheld at source on dividends paid to
non-resident
persons that hold the Ordinary Shares through a permanent establishment in Italy to which the Ordinary Shares are effectively connected. Only 5% of the dividends are included in the overall income subject to IRES, unless the Ordinary Shares are financial assets held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the overall business income subject to IRES. If the Ordinary Shares are held by a non-resident
Sole Proprietor through a permanent establishment in Italy to which the Ordinary Shares are effectively connected, only 58.14% of the dividends is included in the overall income subject to personal income tax.
For some types of businesses and under certain conditions, dividends are also partially included in the net value of production, which is subject to IRAP.
Non-Resident
Persons that Do Not Hold the Ordinary Shares through a permanent establishment in Italy
A 26% tax withheld at source generally applies on dividends paid to non-resident
persons that do not have a permanent establishment in Italy to which the Ordinary Shares are effectively connected.
Subject to a specific application that must be submitted to the Italian tax authorities under the terms and conditions provided by law, non-resident
holders are entitled to relief (in the form of a refund), which cannot be greater than 11/26 (eleven twenty-sixths) of the tax levied in Italy, if they can demonstrate that they have paid final tax abroad on the same profits. holders who may be eligible for the relief should consult with their own independent tax advisors to determine whether they are eligible for, and how to obtain, the tax refund.
As an alternative to the relief described above, persons resident in countries that have a double tax treaty in force with Italy may request that the withholding tax on dividends be levied at the (reduced) rate provided under the applicable tax treaty, provided that the non-resident
person promptly submits proper documentation.
The domestic withholding tax rate on dividends is 1.2% (and not 26%) if the recipients and beneficial owners of the dividends of Ordinary Shares are companies or entities that are (a) resident for tax purposes in an EU Member State or in an EEA State that is included in the Italian White List and (b) subject to corporate income tax in such State. These companies and entities are not entitled to the relief described above.
The domestic withholding tax rate on dividends is 11% (and not 26%) if the recipients and beneficial owners of the dividends on the Ordinary Shares are pension funds that are set up in an EU Member States or an EEA State included in the Italian White List. These pension funds are not entitled to the relief described above. Moreover, Article 1(95) of Finance Act 2017 (as amended by Finance Act 2019) provides for an exemption from withholding taxation on dividends if a pension fund set up in an EU Member State or an EEA State holds shares in an Italian resident corporation (such as Zegna) for at least 5 years and only to the extent of dividends from investments in qualifying shares (or units in undertakings for collective investment investing mainly in qualifying shares) that represent no more than 10% of the gross asset value of the pension fund of the previous year. To benefit from this exemption, the EU (or “white listed” EEA) pension fund that is the beneficial owner of the dividends must submit an affidavit to the withholding agent whereby it declares that it meets the conditions for the exemption and that it undertakes to hold the shares for the required holding period.
As of January 1, 2021, pursuant to Article
1(631-632)
of Finance Act 2021, no Italian tax is withheld at source on dividends paid to (i) foreign undertakings for collective investment that comply with Directive 2009/65/EC, or (ii) foreign undertakings for collective investment that do not fall within the scope of Directive 2009/65/EC but whose asset manager is subject to regulatory supervision according to Directive 2011/61/EU, provided that in both case (i) and (ii) the foreign undertaking for collective investment is organized under the laws of an EU Member State or an EEA State that is included in the White List.
Under Article 27-
bis
of Decree 600, which implemented in Italy the Directive 435/90/EEC of July 23, 1990, then recast in EU Directive 2011/96 of November 30, 2011 (the “
Parent-Subsidiary Directive
”), a company is entitled to a full refund of the withholding tax levied on the dividends if it (a) has one of the legal forms provided for in the appendix to the Parent-Subsidiary Directive, (b) is resident for tax purposes in an EU Member State without being considered to be resident outside the EU according to a double tax treaty signed with a non-EU
country, (c) is subject in the country of residence to one of the taxes indicated in the appendix to the Parent Subsidiary Directive with no possibility of benefiting from optional or exemption regimes that have no territorial or time limitations, and (d) directly holds Ordinary Shares that represent an interest in the issued and outstanding capital of

Zegna of no less than 10% for an uninterrupted period of at least one year. If these conditions are met, and as an alternative to submitting a refund request after the dividend distribution, the non-resident
company may request that no tax is levied at the time the dividends are paid, provided that
(x)
 the
1-year
holding period under condition (d) above has already run and
(y)
 the
non-resident
company promptly submits proper documentation. EU resident companies that are controlled directly or indirectly by persons that are not resident in a EU Member State may request the refund or the direct withholding exemption only if the EU resident companies prove that they do not hold the Ordinary Shares for the sole or primary purpose of benefiting from the Parent-Subsidiary Directive.
Under the Agreement between the European Community and the Swiss Confederation providing for measures equivalent to those laid down in Council Directive 2003/48/EC on taxation of savings income in the form of interest payments, the withholding tax refund / exemption regime described above also applies to dividends paid to a company that (a) is resident for tax purposes in Switzerland without being considered to be resident outside Switzerland according to a double tax treaty signed with a non-EU
country, (b) is a limited company, (c) is subject to Swiss corporate tax without being exempted or benefiting from preferential tax regimes, and (d) directly holds Ordinary Shares that represent an interest in Zegna’s issued and outstanding capital of no less than 25% for an uninterrupted period of at least two years.
The application of the above-described tax relief, WHT reduction under the double tax treaties or WHT exemption, is subject to conditions required under the applicable laws and/or treaties, which may vary depending on the case, as well as to the fulfillment by the holders of certain formalities, such as the timely provision to the withholding tax agent of affidavits
, self-statements and tax residence certificates. In this respect, holders should consult with their own independent tax advisors to determine whether they are eligible for, and how to obtain, such tax relief, WHT reductions or exemption.
Taxation of Distributions of Certain Capital Reserves
Special rules apply to the distribution of certain capital reserves, including reserves or funds created with share offerings’ premiums, adjusted interest paid by subscribers of shares, capital contributions, capital account payments made by holders or tax-exempt
monetary revaluation funds. Under certain circumstances, such distribution may trigger taxable income in the hands of the recipients depending on the existence of current profits or outstanding profit reserves of the distributing company at the time of the distribution, and on the actual nature of the reserves so distributed. The application of such rules may also have an impact on the tax basis of the Ordinary Shares and the characterization of the taxable income received by the recipients as well as the tax regime applicable to it.
Non-Italian
resident holders may be subject to tax in Italy as a result of the distribution of such reserves pursuant to the same tax regime applicable to dividends as described at subsection “—
Tax Regime for Dividends
” above. Prospective investors should consult their advisers in case any distributions of such capital reserves occur.
Taxation of Capital Gains
The tax regime summarized in this subsection “
—Taxation of Capital Gains
” applies only to classes of holders of Ordinary Shares and, if applicable, Zegna Special Voting Shares that are described here below.
Taxation of Holders Of Ordinary Shares Tax Resident In Italy
Italian resident individuals not carrying out a business activity
Capital gains realized by Italian resident individuals upon the transfer for consideration of the Ordinary Shares (including the Warrants and securities or rights whereby Ordinary Shares may be acquired), other than capital gains realized in connection with a business activity, are subject to a 26% substitute tax (CGT). The taxpayer may opt for any of the following three tax regimes:

(i)
The tax return regime (
regime della dichiarazione
). Under this regime, capital gains and capital losses realized during the tax year must be reported in the income tax return. The CGT on capital gains will be chargeable, on a cumulative basis, on all capital gains, net of any relevant incurred capital loss of the same nature. The CGT must be paid within the deadline for the payment of the balance income tax due on the basis of the tax return. Capital losses in excess of capital gains may be carried forward against capital gains of the same nature realized in the following four years, provided that such capital losses are reported in the tax return of the year when they were realized. Capital losses realized on transfers of
Non-Qualified
Holdings before 2019 should be allowed to offset capital gains realized on Transfers of Qualified Holdings as of 2019. The tax return method is mandatory if the taxpayer does not choose one of the two alternative regimes mentioned in (b) and (c) below.

(ii)
The
non-discretionary
investment portfolio (
risparmio amministrato
) regime (optional). Under this regime, CGT is applied separately on capital gains realized on each transfer of the Ordinary Shares. This regime is allowed subject to (x) the Ordinary Shares being managed or in custody with Italian banks, broker-dealers (
società di intermediazione mobiliare
) or certain authorized financial intermediaries; and (y) an express election being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the Ordinary Shares (as well as in respect of capital gains realized at revocation of the intermediary’s mandate), net of any relevant capital losses. Capital losses may be carried forward and offset against capital gains realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Capital losses realized on transfers of
Non-Qualified
Holdings before 2019 should be allowed to offset capital gains realized on Transfers of Qualified Holdings as of 2019. Under this regime, the holder is not required to report capital gains in the annual income tax return.

(iii)
The discretionary investment portfolio regime (
risparmio gestito
) (optional). This regime is allowed for holders who have entrusted the management of their financial assets, including the Ordinary Shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Ordinary Shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year end, which is subject to CGT. The managing authorized intermediary applies the tax on behalf of the taxpayer. Any decrease in value of the managed assets accrued at year end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Under this regime, the holder is not required to report capital gains in the annual income tax return. Even if there is not yet official published guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, according to a certain interpretation, until January 1, 2023 the election for the discretionary investment portfolio regime would only be available if the Ordinary Shares held represent a
Non-Qualified
Holding.

Subject to certain conditions (including minimum holding period requirement) and limitations, capital gains on the Ordinary Shares may be exempt from any income taxation (including from the 26% CGT) if the Ordinary Shares do not represent a Qualified Holding and are included in a long-term savings account (
piano di risparmio a lungo termine
) that meets all the requirements set forth under Italian tax law.
Sole proprietors and business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA)
Capital gains realized by Italian Sole Proprietors and Italian business partnerships (Italian “
società in nome collettivo
,” “
società in accomandita semplice
” and similar Italian partnerships as referred to in Article 5 CITA) upon transfer for consideration of the Ordinary Shares must be fully included in the overall business income and reported in the annual income tax return. Capital losses (or other negative items of income) derived by this class of holders upon transfer for consideration of the Ordinary Shares would be fully deductible from the holder’s income.
However, if the conditions under a and b of subparagraph (A)(iii) below are met, only 49.72% (58.14% in case of Sole Proprietors) of the capital gains must be included in the overall business income. Capital losses realized on the Ordinary Shares that meet the conditions under a and b of subparagraph (A)(iii) below are only partially deductible (similarly to what is provided for the taxation of capital gains).
Companies and other business entities referred to in Article 73(1)(a)-(b) CITA
Capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)- (b) CITA (including partnerships limited by shares and public and private entities whose sole or primary purpose is carrying out business activity) upon transfer for consideration of the shares must be fully included in the overall taxable business income subject to IRES in the tax year in which the capital gains are realized or, upon election, may be spread in equal installments over a maximum of five tax years (including the tax year when the capital gain is realized). The election for the installment computation is only available if the shares have been held for no less than three years and booked as fixed financial assets (
immobilizzazioni finanziarie
) in the last three financial statements.
However, under article 87 of the CITA (“participation exemption” regime), capital gains arising from the disposal of the Ordinary Shares are tax-exempt
for 95% of such capital gains, whereas the remaining 5% is included in the holders’ taxable income and is subject to IRES, if the following conditions are met:

(i)
the Ordinary Shares have been uninterruptedly held as of the first day of the twelfth month prior to the transfer, treating the shares acquired on the most recent date as being transferred first (on a “last in first out” basis);

(ii)
the Ordinary Shares have been booked as fixed financial assets in the first financial statement closed during the holding period. In case of holders that draft their financial statements according to IAS / IFRS international accounting standards, the Ordinary Shares are deemed as fixed financial assets if they are not accounted as “held for trading”;

(iii)
residence for tax purposes of the participated entity in a Country other than those with a privileged tax regime in accordance with the criteria set out in Article 47-
bis
(1) CITA. This requirement must be met at the time when the capital gain is realized, without interruption, since the beginning of the holding of the Ordinary Shares or, if the shares are held since more than five years and the disposal is made in favor of entities not belonging to the sale group of the seller, from at least the beginning of the fifth tax period preceding the one in which the gain is realized; and

(iv)
the participated entity carries out a commercial business activity according to the definition set forth in Article 55 CITA; however, this requirement is not relevant for shareholdings in companies whose securities are traded on regulated markets (as for the Ordinary Shares). This requirement must be met at the time when the capital gain is realized, without interruption, from at least the beginning of the third tax period preceding the one in which the gain is realized.

The transfer of Ordinary Shares booked as fixed financial assets and Ordinary Shares booked as inventory must be considered separately with reference to each class.
If the requirements for the participation exemption are met, any capital loss realized on the Ordinary Shares cannot be deducted.
Capital losses and negative differences between revenue and costs for Ordinary Shares that do not meet the requirements for participation exemption are not relevant up to the non-taxable
amount of dividends, or of accounts thereof, received in the thirty six months prior to their transfer. This provision applies with reference to shares acquired during the
36-month
period prior to the realization of capital losses or negative differences, provided that the conditions under (c) and (d) above are met; such a provision does not apply to parties who prepare their financial statements in accordance with IAS/IFRS international accounting standards referred to in Regulation (EC) No. 1606/2002 of the European Parliament and Council of July 19, 2002.
When the amount of the aforesaid capital losses (and negative differences) deriving from a transaction (or a series of transactions) on shares traded on regulated markets is greater than €50,000.00, the taxpayer must report the data and the information regarding the transaction to the Italian tax authorities.
Moreover, in case of capital losses greater than €5,000,000.00 deriving from the transfer (or a series of transfers) of shares booked as fixed financial assets, the holder must report the data and the information to the Italian tax authorities. holders that draft their financial statements according to IAS/IFRS international accounting standards are under no such obligation.
For some types of companies and under certain conditions, capital gains on the Ordinary Shares are also included in the net value of production that is subject to IRAP, at the ordinary rates.
Non-business
entities referred to in Article 73(1)(c) CITA and
non-business
partnerships referred to in Article 5 CITA
Capital gains realized, outside the scope of a business activity, by Italian resident non-business
entities referred to in Article 73(1)(c) CITA (other than OICR) and Italian non-business
partnerships as referred to in Article 5 CITA are subject to tax under the same rules as provided for capital gains realized by Italian resident individuals who do not hold Zegna in connection with a business activity. For a short description of a favorable regime available to certain social security entities, see subparagraph (A)(v) of the subsection “—
Taxation of Dividends
” above.
Pension funds and OICR (other than Real Estate “AIF”)
Capital gains on Ordinary Shares held by Italian pension funds governed by Decree 252 must be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% flat tax (
imposta sostitutiva
). For a short description of a favorable regime available to pension funds, subsection “—
Taxation of Dividends
” above.
Capital gains on Ordinary Shares held by OICRs that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) are not subject to tax at the level of the OICR.

Real estate AIF
Capital gains on Ordinary Shares held by Italian Real Estate AIF are not subject to IRES or IRAP at the level of the Real Estate AIF.
Non-Italian
Resident Persons
Non-resident
persons holding the Ordinary Shares through a permanent establishment in Italy
If
non-Italian
resident persons hold the Ordinary Shares through a permanent establishment in Italy to which the Ordinary Shares are effectively connected, capital gains realized upon disposal of the Ordinary Shares must be included in the permanent establishment’s income taxable in Italy according to the tax regime as provided for the capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA, which is summarized under subparagraph (A)(iii) above. If the Ordinary Shares are not connected to a permanent establishment in Italy of the non-resident
person, reference must be made to subparagraph (B)(ii) below.
Non-resident
persons that do not hold the Ordinary Shares through a permanent establishment in Italy
Non-Qualified
Holdings.
Based on the fact that Ordinary Shares are listed on a regulated market, no tax applies in Italy on capital gains realized by non-Italian
resident holders without a permanent establishment in Italy upon transfer for consideration of Ordinary Shares that do not qualify as Transfers of Qualified Holdings, even if the Ordinary Shares are held in Italy and regardless of the provisions set forth in any applicable double tax treaty. In such case, in order to benefit from this exemption, non-Italian
resident holders who hold the Ordinary Shares with an Italian authorized financial intermediary and either are subject to the non-discretionary
investment portfolio regime or have elected for the discretionary investment portfolio regime may be required to timely submit to the Italian authorized financial intermediary an affidavit whereby they state that they are not resident in Italy for tax purposes.
Qualified Holdings.
Capital gains realized by
non-Italian
resident holders without a permanent establishment in Italy upon Transfers of Qualified Holdings are subject to tax under the rules as provided for capital gains realized by Italian resident individuals who do not hold the Ordinary Shares in connection with a business activity.
The tax regimes described above will not prevent the application, if more favorable to the taxpayer, of any different provisions of any applicable double taxation treaty with Italy. Most double taxation treaties entered into by Italy provide that capital gains realized on the disposal of shares are subject to tax only in the country of residence of the seller. In such a case, the capital gains realized by non-resident
holders on the disposal of the Ordinary Shares will not be subject to tax in Italy.
As of January 1, 2021, under Article 1(633) of Finance Act 2021, no tax applies in Italy on capital gains realized by (i) foreign undertakings for collective investment that comply with Directive 2009/65/EC, or (ii) foreign undertakings for collective investment that do not fall within the scope of Directive 2009/65/EC but whose asset manager is subject to regulatory supervision according to Directive 2011/61/EU, provided that in both case (i) and (ii) the foreign undertaking for collective investment is organized under the laws of an EU Member State or an EEA State that is included in the White List. In any case, the provisions of double tax treaties entered into by Italy may apply if more favorable.
Taxation of Capital Gains Derived from the Warrants
Capital gains realized upon the sale of the Warrants are subject to the same tax regime applicable in case of sale of the Ordinary Shares as described in subsection “
—Taxation of Capital Gains
” above. At the purposes of determining the tax regime applicable, the sale of the Warrants shall be regarded as a Transfer of Qualified Holding if the Warrants sold would have granted the relevant holder with the right to hold (upon conversion) a Qualified Holding in Zegna.
Further to the conversion of the Warrants, the Italian tax regimes described under Sections “
—Taxation of Dividends,
” “
—Taxation of Distributions of Certain Capital Reserves
” and “
—Taxation of Capital Gains
” above will apply in the hands of the holders.

Zegna Special Voting Shares
No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposal of the Zegna Special Voting Shares should be treated for Italian income tax purposes and as a result, the Italian tax consequences are uncertain. Accordingly, we urge Zegna shareholders to consult their tax advisors as to the tax consequences of the receipt, ownership and disposal of the Zegna Special Voting Shares.
Receipt of Zegna Special Voting Shares
A shareholder that receives Zegna Special Voting Shares issued by Zegna should in principle not recognize any material taxable income upon the receipt of the Zegna Special Voting Shares. Under a possible interpretation, the issue of Zegna Special Voting Shares can be treated as the issue of bonus shares free of charge to the shareholders out of existing available reserves of Zegna. Such issue should not have any material effect on the allocation of the tax basis of a shareholder between its Ordinary Shares and its Zegna Special Voting Shares. Because the Zegna Special Voting Shares are not admitted to listing and are transferable only in very limited circumstances (including, among other things, transfers to certain affiliates or to relatives through succession, donation or other transfers, provided that the corresponding Ordinary Shares registered in the Loyalty Register are also transferred to such party, or transfers with the approval of the Zegna Board) and their limited economic rights can be enjoyed only at the time of the liquidation of Zegna, we believe and intend to take the position that the fair market value of each Zegna Special Voting Share is minimal. However, because the determination of the fair market value of the Zegna Special Voting Shares is not governed by any guidance that directly addresses such a situation and is unclear, the Italian tax authorities could assert that the value of the Zegna Special Voting Shares as determined by us is incorrect.
Ownership of Zegna Special Voting Shares
Holders of the Zegna Special Voting Shares should not have to recognize income in respect of any amount transferred to the Zegna Special Voting Shares dividend reserve, but not paid out as dividends, in respect of the Zegna Special Voting Shares.
Disposition of Zegna Special Voting Shares
The tax treatment of a Zegna shareholder that has its Zegna Special Voting Shares redeemed for no consideration after removing its shares from the Loyalty Register is unclear. It is possible that a shareholder should recognize a loss to the extent of the shareholder’s tax basis (if any). The deductibility of such loss depends on individual circumstances and conditions generally required by Italian law. It is also possible that a Zegna shareholder would not be allowed to recognize a loss upon the redemption of its Zegna Special Voting Shares and instead should increase its basis in its Ordinary Shares by an amount equal to the tax basis (if any) in its Zegna Special Voting Shares.
Transfer Tax
Contracts or other legal instruments relating to the transfer of securities (including the transfer of the Ordinary Shares and of the Warrants) are subject to registration tax as follows: (i) notary deeds (
atti pubblici
) and private deeds with notarized signatures (
scritture private authenticate
) executed in Italy must mandatorily be registered with the Italian tax authorities and are subject to €200.00 registration tax; and (ii) private deeds (
scritture private
) are subject to €200.00 registration tax only if they are voluntary filed for registration with the Italian tax authorities or if the so-called
“caso d’uso” or “enunciazione” occurs.
Financial Transaction Tax
Article
1(491-500)
of Law No. 228 of December 24, 2012 introduced a financial transaction tax (FTT) applicable, among others, to the transfers of the ownership of (i) shares issued by Italian resident corporations, (ii) participating financial instruments (as defined under Article 2346(6) of the Italian Civil Code) issued by Italian resident corporations, and (iii) securities representing equity investments in Italian resident corporations, regardless of the place of residence of the issuer of such securities and of the place where the contract has been concluded.
The residence of the issuer for the purposes of FTT is the place where the issuer has its registered office (intended as its corporate seat).
Since the corporate seat of Zegna is not in Italy, transfers of ownership of the Ordinary Shares and/or of the Warrants will not be subject to FTT.

Inheritance and Gift Tax
Subject to certain exceptions, Italian inheritance and gift tax is generally payable on transfers of assets and rights (including, possibly, the Ordinary Shares, the Warrants and the Zegna Special Voting Shares) (i) by reason of death or gift by Italian resident persons (or other transfers for no consideration and the creation of liens on such assets for a specific purpose), even if the transferred assets are held outside Italy, and (ii) by reason of death or gift by non-Italian
resident persons, but limited to transferred assets held in Italy. Shares in corporations that are resident in Italy for tax purposes (because they have their corporate address or their place of effective management or their main business purpose in Italy for the greater part of the tax year) are deemed to be held in Italy.
Subject to certain exceptions, transfers of assets and rights (including the Ordinary Shares, the Warrants and the Zegna Special Voting Shares) on death or by gift are generally subject to inheritance and gift tax as follows:

•
at a rate of 4% in case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €1,000,000.00.

•
at a rate of 6% in case of transfers made to relatives up to the fourth degree or relatives-in-law
up to the third degree on the entire value of the transferred assets (in the case of transfers to brothers or sisters, the 6% rate is applicable only on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €100,000.00).

•	at a rate of 8% in any other case.

•
If the transfer is made in favor of persons with severe disabilities, the tax applies on the value exceeding €1,500,000.00 at the rates illustrated above, depending on the type of relationship existing between the deceased or donor and the beneficiary.

Assets and rights (i) segregated in a trust, or (ii) allocated to special funds by entering into a fiduciary contract, or (iii) encumbered by special purpose liens under Article
2645-ter
of the Italian Civil Code, in favor of persons with severe disabilities are exempt from the Italian inheritance and gift tax, provided that all the conditions set out in Article 6 of Law No. 112 of June 22, 2016 are met. The exemption from Italian inheritance and gift tax also applies to the re-transfer
of assets and rights if the death of the beneficiary occurs before the death of the settlor.
Stamp Duty
Under Article 13(2bis—2ter) of Decree No. 642 of October 26, 1972, a 0.20% stamp duty generally applies on communications and reports that Italian financial intermediaries periodically send to their clients in relation to the financial products that are deposited with such intermediaries or with an Italian permanent establishment of a foreign financial intermediary. Shares are included in the definition of financial products for these purposes. Communications and reports are deemed to be sent at least once a year even if the Italian financial intermediary is under no obligation to either draft or send such communications and reports.
The stamp duty cannot exceed €14,000.00 per year for investors other than individuals.
The stamp duty applies to any investor who is a client (as defined in the regulations issued by the Bank of Italy on June 20, 2012) of an entity that exercises in any form a banking, financial or insurance activity within the Italian territory.
Wealth Tax on Financial Products Held Abroad
Under Article 19 of Decree No. 201 of December 6, 2011, individuals, non-business
entities and
non-business
partnerships resident for tax purposes in Italy, which hold certain financial products outside of the Italian territory (including shares) are required to pay a wealth tax at the rate of 0.20%. The wealth tax applies on the market value at the end of the relevant year or—in the lack thereof—on the nominal value or the redemption value of such financial products held outside of Italian territory. The wealth tax cannot exceed €14,000 per year for investors other than individuals.
Taxpayers may deduct from the Italian wealth tax a tax credit equal to any wealth tax paid in the country where the financial products are held (up to the amount of the Italian wealth tax due).
Details of the financial activities held abroad have to be inserted in the income tax return to be filed in Italy by the Italian resident individuals.

Certain Reporting Obligations for Italian Resident Holders
Under Law Decree No. 167 of June 28, 1990, individuals,
non-business
entities and
non-business
partnerships that are resident in Italy for tax purposes and, during the fiscal year, hold financial assets abroad (including, possibly, the Ordinary Shares, the Warrants and the Zegna Special Voting Shares) must, in certain circumstances, disclose these financial assets to the Italian tax authorities in their income tax return (or if the income tax return is not due, in a proper form that must be filed within the same term as prescribed for the annual income tax return), regardless of the value of such assets (save for deposits or bank accounts having an aggregate value not exceeding €15,000.00 throughout the year). The requirement applies also if the persons above, being not the direct holder of the financial assets, are the beneficial owners thereof for the purposes of anti-money laundering legislation.
No disclosure requirements exist for financial assets (including, possibly, the Ordinary Shares, the Warrants and the Zegna Special Voting Shares) under management or administration entrusted to Italian resident intermediaries (Italian banks, broker-dealers (SIM), fiduciary companies or other professional intermediaries as indicated under Article 1 of Law Decree No. 167 of June 28, 1990) and for contracts concluded through their intervention, provided that the cash flows and the income derived from such assets and contracts have been subjected to Italian withholding tax or substitute tax by such intermediaries.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form
20-F
and reports on Form
6-K.
The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at
http://www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor be required to comply with Regulation FD, which restricts the selective disclosure of material information.
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
I. Subsidiary Information
Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
Please refer to Note 41 (
Qualitative and Quantitative Information on Financial Risks
) to the Consolidated Financial Statements included within this report for details on the market risks that Zegna is exposed to.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by Rule
13a-15
under the Exchange Act, our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021. As defined in Rule
13a-15
of the Exchange Act, the term “disclosure controls and procedures” means controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer, our chief financial officer and other management, as appropriate, to allow timely decisions regarding our required disclosures.
Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective. The reason for this conclusion is related to the identified material weaknesses as described in “
Item 3.D—Risk Factors.
” See also below for additional information.
Management’s Annual Report on Internal Control over Financial Reporting
This annual report on Form
20-F
does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form
20-F,
which we expect to file in 2023 with respect to the fiscal year ending December 31, 2022.
Internal Control over Financial Reporting
Before we became a public company in December 2021, in connection with the audits of our consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, our management and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the United States Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified primarily related to: (i) the absence of sufficient resources in the accounting department with appropriate IFRS competencies and SEC reporting experience to provide accurate information in a timely manner; (ii) the lack of an effective risk assessment process to identify and communicate appropriate objectives and fraud, and to identify and assess changes in the business that could affect our system of internal controls; (iii) the inability to generate and provide quality information and communication necessary to support the functioning of internal control (iv) the lack of monitoring controls to ascertain whether the components of internal control are present and functioning as intended; (v) the insufficient design and implementation of effective control activities, including proper segregation of duties and general information technology controls, across substantially all financial statement account balances and disclosures and (vi) the lack of adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the consolidated financial statements.
Subsequent to the evaluation made in connection with filing our Registration Statement on Form
F-4
we have begun implementing a remediation plan designed to address these material weaknesses and other existing deficiencies, and ensure the intended execution of our Sarbanes-Oxley Act compliance program. As part of this remediation plan, and together with external advisor with expertise in these matters as appropriate, we are focusing on the following areas: (i) performing our risk assessment and scoping to identify relevant controls that will be designed, implemented, and tested by management, (ii) establishing compliant risk and control matrices for applicable processes across our markets, (iii) designing and/or reassessing existing entity-level controls and general information technology controls and, as necessary, implementing enhancements to such controls to improve the effectiveness of the internal control system and our internal control over financial reporting, (iv) implementing appropriate monitoring activities and procedures over internal control and financial reporting, (v) reinforcing of the composition of Finance, Internal Audit and other departments and (vi) providing relevant training over internal controls and financial reporting processes.
As our remediation activities remain ongoing, we cannot conclude that these measures fully address the material weaknesses identified in our internal control over financial reporting for the preparation of our consolidated financial statements as of and for the year ended December 31, 2021.
Attestation Report of the Registered Public Accounting Firm
This annual report on Form
20-F
does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control Over Financial Reporting
The changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form
20-F
that have materially affected, or are reasonably likely to affect, our internal control over financial reporting are described above.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT
The Zegna Board has determined that Valerie A. Mars (the chairperson of the Audit Committee) qualifies as an “audit committee financial expert”. Ms. Mars is an independent director under the applicable NYSE rules, Rule
10A-3
under the Exchange Act and the DCGC.

ITEM 16B	CODE OF ETHICS
We have adopted a Code of Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Ethics is available on our website. We intend to disclose any amendment to our Code of Ethics, or any waivers of its requirements, in our Annual Report on Form
20-F.
For the year ended December 31, 2021, we did not grant any waivers of the Code of Ethics.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte & Touche S.p.A., Turin Italy, PCAOB ID No.1376, the member firms of Deloitte & Touche and their respective affiliates (collectively, the “
Deloitte Entities
”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2021 and 2020. We incurred the following fees from the Deloitte Entities for professional services for the years ended December 31, 2021 and 2020, respectively:

(Euro thousands)	For the years ended December 31,
	2021	2020
Audit fees (1)	8,214	1,768
Audit-related fees	195	395
Tax fees	412	308
All other fees	154	669

Total	8,975	3,140

(1)
The Audit fees in 2021 include (i) the PCAOB audit for the years ended December 31, 2020, 2019 and 2018 for Euro 4,900 thousand in connection with the preparation of the consolidated financial statements as of and for the three years in the period ended December 31, 2020 for the purpose of Zegna’s Registration Statement on Form
F-4
filed in connection with the Business Combination and (ii) the PCAOB audit for the year ended December 31, 2021.

•
Audit fees are the aggregate fees charged by the Deloitte Entities for the audit of our annual consolidated financial statements, the review of our interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

•
Audit-related fees are the aggregate fees charged by the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for agreed upon procedures engagements and other attestation services subject to regulatory requirements. In 2021, approximately €120 thousand of audit-related fees were incurred in relation to the listing process.

•	Tax fees are the aggregate fees charged by the Deloitte Entities for services related to tax compliance, tax advice and tax planning.

•	All other fees are the aggregate fees charged by the Deloitte Entities for non-audit services rendered which are not listed above.
Audit Committee’s
pre-approval
policies and procedures
Our Audit Committee makes recommendations for the appointment, compensation and retention of our independent registered public accounting firm entrusted with the audit of our consolidated financial statements. Our Audit Committee has adopted a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit
services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves
(if appropriate) specific audit and
non-audit
services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2021, no purchases of our equity securities registered pursuant to Section 12 of the Exchange Act were made by or on behalf of us or any affiliated purchaser.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G	CORPORATE GOVERNANCE
The discussion below summarizes the significant differences between our corporate governance practices and the NYSE listing standards applicable to U.S. companies. For a discussion regarding certain ways in which our governance practices deviate from those suggested in the DCGC, please see “
Item 10.B—Memorandum and Articles of Association—Certain Disclosure and Reporting Obligations of Zegna Directors, Officers and Shareholders of Zegna
”.

•
NYSE listing standards generally require a majority of board members to be “independent” as determined under the NYSE listing standards. While the DCGC, in principle, also requires that a majority of board members be “independent”, the definition of “independent” under the DCGC differs in its details from the corresponding definition of “independent” under the NYSE listing standards. In some cases, DCGC requirements are stricter; in other cases the NYSE listing standards are stricter. Currently, a majority of the members of the Zegna Board are independent under the NYSE listing standards (6 out of 11 members) and the DCGC (7 out of 11 members).

•
NYSE listing standards require that when an audit committee member of a U.S. domestic listed company serves on four or more audit committees of public companies, the listed company should disclose (either on its website or in its annual proxy statement or annual report filed with the SEC) that the board of directors has determined that this simultaneous service would not impair the director’s service to the listed company. Dutch law does not require the Company to make such a determination.

•
NYSE listing standards applicable to U.S. companies require that external auditors be appointed by the audit committee. The general rule under Dutch law is that external auditors are appointed by the Zegna General Meeting. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon at a Zegna General Meeting. Our Audit Committee is responsible for determining the process for selecting and determining the remuneration of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm.

•
NYSE listing standards require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. The charter of our Compensation Committee states that more than half of the members of the Compensation Committee (including the chairperson) are independent under the DCGC. Currently, all three members of our Compensation Committee are independent under the DCGC and two members are independent under the NYSE listing standards. The charter of our Governance and Sustainability Committee states that more than half of the members of the Governance and Sustainability Committee are independent under the DCGC/ Currently all three members of our Governance and Sustainability Committee are independent under the DCGC and two members are independent under the NYSE listing standards.

•
Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, with limited exceptions set forth in the NYSE listing standards. As a foreign private issuer, we are permitted to follow our home country laws regarding shareholder approval of compensation plans. Under Dutch law such approval is only required in relation to members of the board of directors if the articles of association of a company (
i.e.
, public limited liability company (
naamloze vennootschap
)) stipulate that a corporate body other than the general meeting is authorized to determine the remuneration of members of the board of directors. The adoption of sub-plans
under an equity incentive plan that has been approved by the general meeting does not require separate approval of the company’s general meeting, provided, however, that such sub-plans
are adopted within the framework and limits of the equity incentive plan as approved by the general meeting. Approval by the general meeting is also not required in respect of equity compensation plans for employees, provided, however, that (i) such employees are no members of the board of directors and (ii) the general meeting has authorized the board of directors to issue shares and/or rights to subscribe for shares.

ITEM 16H	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this item.

ITEM 18	FINANCIAL STATEMENTS
The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page
F-1
of this report.

ITEM 19	EXHIBITS

Exhibit Number	Description

1.1	English translation of the Articles of Association of Ermenegildo Zegna N.V.

1.2
English translation of Deed of Conversion and Amendment of the Articles of Association of Ermenegildo Zegna N.V. (incorporated by reference to Exhibit 1.2 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

2.1
Warrant Agreement, dated as of November 23, 2020, by and between Investindustrial Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4, filed with the SEC on August 27, 2021, File No. 333-259139)

2.2
Warrant Agreement Amendment, dated as of December 17, 2021, by and between Investindustrial Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.2 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

2.3
Warrant Assumption and Amendment Agreement, dated as of December 17, 2021, by and among Investindustrial Acquisition Corp., Ermenegildo Zegna Holditalia S.p.A., Continental Stock Transfer & Trust Company, Computershare Trust Company, N.A and Computershare Inc. (incorporated by reference to Exhibit 2.3 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

2.4
Warrant Agreement, dated as of December 17, 2021, by and between Ermenegildo Zegna N.V., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 2.4 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

2.5	Description of Securities Registered under Section 12 of the Exchange Act

4.1
Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to the Registration Statement on Form F-4, filed with the SEC on November 23, 2021, File No. 333-259139)

4.2	Form of PIPE Subscription Agreement (Other) (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4, filed with the SEC on August 27, 2021, File No. 333-259139)

4.3
Form of PIPE Subscription Agreement (Insider PIPE Subscribers) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4, filed with the SEC on August 27, 2021, File No. 333-259139)

4.4	Form of Redemption Offset Agreement (incorporated by reference to Exhibit 4.7 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

4.5
Registration Rights Agreement, dated as of December 17, 2021, by and among Ermenegildo Zegna N.V., Investindustrial Acquisition Corp. and the shareholders designated on Schedule A and Schedule B thereto (incorporated by reference to Exhibit 4.8 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

4.6
Lock-up Agreement, dated as of December 17, 2021, by and among Ermenegildo Zegna N.V., Investindustrial Acquisition Corp., Strategic Holding Group S.à r.l and the other parties thereto (incorporated by reference to Exhibit 4.11 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

4.7
Lock-up Agreement, dated as of December 17, 2021, by and among Ermenegildo Zegna N.V., Monterubello s.s., and the shareholders designated as Zegna Holders on Schedule A thereto (incorporated by reference to Exhibit 4.12 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

4.8
Shareholders Agreement, dated as of December 17, 2021, by and among Monterubello s.s., Mr. Ermenegildo Zegna Di Monte Rubello, Investindustrial Acquisition Corp. L.P. and Ermenegildo Zegna N.V. (incorporated by reference to Exhibit 4.13 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

4.9†
Put Agreement, dated August 25, 2018, by and between Ermenegildo Zegna Holditalia S.p.A. and Mr. Thom Browne (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4, filed with the SEC on August 27, 2021, File No. 333-259139)

Exhibit Number	Description

4.10
Amendment No. 1 to Put Agreement, dated May 13, 2021, by and between Ermenegildo Zegna Holditalia S.p.A. and Mr. Thom Browne (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4, filed with the SEC on August 27, 2021, File No. 333-259139)

4.11	Ermenegildo Zegna N.V. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.16 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

8.1	List of subsidiaries of Ermenegildo Zegna N.V.

12.1	Certification of the Chief Executive Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

15.1	Consent of Deloitte and Touche S.p.A.

101	Interactive Data File

104	Cover Page Interactive Data File

†
Certain of the exhibits and schedules to this exhibit have been omitted in accordance with the Instructions as to Exhibits of Form
20-F.
The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ERMENEGILDO ZEGNA N.V.

April 6, 2022	By:	/s/ Ermenegildo Zegna di Monterubello
Name: Ermenegildo Zegna di Monterubello
Title: Chairperson and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
Ermenegildo Zegna N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Ermenegildo Zegna N.V. and subsidiaries (together the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit and loss, comprehensive income, and changes in equity and the consolidated cash flow statement for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements, that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Property, Plant and Equipment and Right of Use Assets – Impairment of Directly Operated Store Assets — Refer to Notes 3, 4, 12, 19 and 20 to the financial statements
Critical Audit Matter Description
The financial statements as of December 31, 2021 include Property, Plant and Equipment (“PPE”) and Right of Use assets (“RoU assets”) amounting to Euro 111.5 million and Euro 370.5 million, respectively, which include assets relating to Directly Operated Stores (“DOS”). The Company recognized impairment losses for the year ended December 31, 2021 primarily in relation to its DOS PPE and RoU assets of Euro 2.6 million and Euro 6.5 million, respectively.
As discussed in Note 19 to the financial statements, for purposes of impairment testing, the Company determines the cash generating unit (“CGU”) for its PPE and RoU assets for DOS to be at the individual store level, with the exception of the strategic stores. For strategic stores, their carrying amount is tested for impairment as part of a cash-generating unit comprising all the DOS that benefit from the strategic stores. Impairment is recognized when the carrying value of a CGU for DOS assets exceeds the recoverable amount.
In order to determine the recoverable amount, the Company estimated the DOS assets’ value in use by making significant estimates and assumptions, among others, related to future forecasted revenues and profits at each individual store and to the determination of appropriate discount rates. Estimates and assumptions related to future cash flows are determined based on the management’s budget and forecast for a period of three years and an estimate of the long-term growth rate.
We identified DOS asset impairment as a critical audit matter because the estimate of future cash flows to assess the recoverability of DOS assets required significant management judgment, primarily in relation to forecasting future revenues and profitability (including the effect of the global pandemic) as well as in relation to the determination of discount rates. Changes in these estimates could have a significant impact on the measurement of the resulting impairment charge. This matter required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of the Company’s judgments used in these estimates.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management’s judgments regarding the estimated future cash flows, specifically forecasts of future revenues and profitability and the selection of an appropriate discount rate, included the following, among others:

•	We evaluated management’s ability to accurately forecast future cash flows by comparing actual results to management’s historical forecasts.

•	We evaluated the consistency of management forecasts prepared at the DOS level to management’s segments-level forecasts.

•
We evaluated the reasonableness of management’s estimated future cash flows, including management’s basis and approach for considering the impacts of changes in market conditions and economic events, by:

-	Inquiring of the Company’s executives to understand the business initiatives supporting the assumptions in the future cash flows, and

-	Comparing the forecasts to (1) historical revenue and operating results; (2) internal communications regarding the Company’s business plan and strategy; and (3) industry and market conditions.

•
With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates used in the impairment analysis by testing the source information used to select appropriate discount rates and the mathematical accuracy of the discount rate calculations.

Other
non-current
financial liabilities—Thom Browne Group—Refer to Notes 3, 4 and 34 to the financial statements
Critical Audit Matter Description
On November 28, 2018 the Company completed the acquisition of 85% of Thom Browne, Inc. and entered into a put option agreement to buy the remaining 15%
non-controlling
interest at the option of the
non-controlling
shareholder, which is recorded as an other
non-current
financial liability. The valuation of the other
non-current
financial liability was based on management’s forecasts of Thom Browne’s future cash flows and their selection of an appropriate discount rate.
As discussed in Note 34 to the financial statements, on June 1, 2021 the Group purchased an additional 5% of Thom Browne, based on the first tranche of the put option, for a total consideration of Euro 30.6 million, following which the Group owns 90% of the Thom Browne group. As a result, the Group derecognized a portion of the liability for the written put option on non-controlling
interests in the amount of Euro 51.3 million and recognized a corresponding gain within finance income in the financial statements of Euro 20.6 million. As of December 31, 2021, the outstanding balance of put option liability was Euro 135.7 million.
Management accounts for the put option agreement in accordance with IAS 32, Financial Instruments, recognizing a liability for the Company’s estimated obligation under the option. The exercise price of the put option is dependent on a measure of the brand’s profitability at the exercise date. Therefore, the Company’s fair value determination of the liability required management to make significant estimates and assumptions related to forecasts of future revenue and profits and to select an appropriate discount rate. Changes in above described assumptions could have a significant impact on the measurement of the liability.

We identified the valuation of the liability for the Thom Browne non-controlling
interest put option as a critical audit matter because of the significant judgments made by management to estimate future revenue and profits of the Thom Browne Group and to select appropriate discount rates. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates of future revenue and profits, specifically due to the relatively short history of the Thom Browne Group from which to develop forecasts.
How the Critical Audit Matter Was Addressed in the Audit
Our procedures related to the valuation of the liability for the Thom Browne non-controlling
interest put option included the following, among others:

•	We evaluated management’s ability to accurately forecast revenues and profit of the Thom Browne Group by comparing actual revenue and profit results to management’s historical forecasts.

•	We evaluated management’s assumptions related to future revenues and profits by:

-	Inquiring of the Company’s executives to understand the business initiatives supporting the assumptions in the future revenues and profits, and

-	Comparing the forecasts to the current and past performance of the Thom Browne Group and to external market and industry data.

•
With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates used in the valuation of the Thom Browne put option liability by testing the source information underlying management’s selection of a discount rate and testing the mathematical accuracy of the discount rate calculations.

/s/ Deloitte & Touche S.p.A.
Turin, Italy
April 6, 2022
We have served as the Company’s auditor since 1995.

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
for the years ended December 31, 2021, 2020 and 2019

(Euro thousands)		For the years ended December 31,
	Notes	2021	2020	2019
Revenues	7	1,292,402	1,014,733	1,321,327
Other income	8	8,260	5,373	7,873
Cost of raw materials and consumables	9	(309,609)	(250,569)	(309,801)
Purchased, outsourced and other costs	10	(353,629)	(286,926)	(371,697)
Personnel costs	11	(367,762)	(282,659)	(331,944)
Depreciation, amortization and impairment of assets	12	(163,367)	(185,930)	(177,068)
Write downs and other provisions	13	(19,487)	(6,178)	(1,017)
Other operating costs	14	(180,836)	(30,399)	(49,034)

Operating (Loss)/Profit		(94,028)	(22,555)	88,639
Financial income	15	45,889	34,352	22,061
Financial expenses	15	(43,823)	(48,072)	(37,492)
Foreign exchange (losses)/gains	15	(7,791)	13,455	(2,441)
Result from investments accounted for using the equity method	21	2,794	(4,205)	(1,534)
Impairments of investments accounted for using the equity method	21	—	(4,532)	—

(Loss)/Profit before taxes		(96,959)	(31,557)	69,233
Income taxes	16	(30,702)	(14,983)	(43,794)

(Loss)/Profit for the year		(127,661)	(46,540)	25,439
Attributable to:
Shareholders of the Parent Company		(136,001)	(50,577)	21,749
Non-controlling interests		8,340	4,037	3,690

Basic earnings per share in Euro	17	(0.67)	(0.25)	0.11
Diluted earnings per share in Euro	17	(0.67)	(0.25)	0.11
The accompanying notes are an integral part of these Consolidated Financial Statements

F-
6

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31, 2021, 2020 and 2019

(Euro thousands)		For the years ended December 31,
	Notes	2021	2020	2019
(Loss)/Profit for the year		(127,661)	(46,540)	25,439
Other comprehensive income/(loss):
Items that will be subsequently reclassified to the statement of profit and loss:
Foreign currency exchange differences arising from the translation of foreign operations		40,324	(36,435)	11,132
Net (loss)/gain from cash flow hedges		(6,344)	649	(1,963)
Net gain from financial instruments measured at fair value		444	287	2,463
Items that will not be subsequently reclassified to the statement of profit and loss:
Net actuarial (loss)/gain from defined benefit plans		(397)	499	(444)

Total other comprehensive income/(loss)	31	34,027	(35,000)	11,188

Total comprehensive (loss)/income for the year		(93,634)	(81,540)	36,627
Attributable to:
Shareholders of the Parent Company		(102,106)	(85,389)	32,864
Non-controlling interests		8,472	3,849	3,763
The accompanying notes are an integral part of these Consolidated Financial Statements

F-
7

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2021 and 2020

(Euro thousands)		At December 31
	Notes	2021	2020
Assets
Non-current assets
Intangible assets	18	425,220	387,847
Property, plant and equipment	19	111,474	244,127
Right-of-use assets	20	370,470	351,646
Investments at equity method	21	22,447	21,360
Deferred tax assets	16	108,210	71,901
Investment property	22	—	49,754
Other non-current financial assets	23	35,372	49,263

Total non-current assets		1,073,193	1,175,898
Current assets
Inventories	24	338,475	321,471
Trade receivables	25	160,360	138,829
Derivative financial instruments	26	1,786	11,848
Tax receivables		14,966	15,611
Other current financial assets	27	340,380	350,163
Other current assets	28	68,773	66,718
Cash and cash equivalents	29	459,791	317,291

		1,384,531	1,221,931
Assets held for sale	30	—	17,225

Total current assets		1,384,531	1,239,156

Total assets		2,457,724	2,415,054

Liabilities and Equity
Share capital	31	5,939	4,300
Retained earnings	31	498,592	893,236
Other reserves	31	96,679	(295,772)

Equity attributable to shareholders of the Parent Company		601,210	601,764
Equity attributable to non-controlling interest	32	43,094	43,270

Total equity		644,304	645,034
Non-current liabilities
Non-current borrowings	33	471,646	558,722
Other non-current financial liabilities	34	167,387	220,968
Non-current lease liabilities	35	331,409	314,845
Non-current provisions for risks and charges	36	44,555	39,956
Employee benefits	37	42,263	29,347
Deferred tax liabilities	16	53,844	70,728

Total non-current liabilities		1,111,104	1,234,566
Current liabilities
Current borrowings	33	157,292	106,029
Other current financial liabilities	34	33,984	—
Current lease liabilities	35	106,643	92,842
Derivative financial instruments	26	14,138	13,192
Current provisions for risks and charges	36	14,093	8,325
Trade payables and customer advances	38	223,037	188,342
Tax liabilities		28,773	33,362
Other current liabilities	39	124,356	76,637

		702,316	518,729
Liabilities held for sale	30	—	16,725

Total current liabilities		702,316	535,454

Total equity and liabilities		2,457,724	2,415,054

The accompanying notes are an integral part of these Consolidated Financial Statements

F-
8

Ermenegildo Zegna N.V.
CONSOLIDATED CASH FLOW STATEMENT
for the years ended December 31, 2021, 2020 and 2019

(Euro thousands)		For the years ended December 31,
	Notes	2021	2020	2019
Operating activities	43
(Loss)/Profit for the year		(127,661)	(46,540)	25,439
Income taxes		30,702	14,983	43,794
Depreciation, amortization and impairment of assets		163,367	185,930	177,068
Financial income		(45,889)	(34,352)	(22,061)
Financial costs		43,823	48,072	37,492
Exchange losses/(gains)		7,791	(13,455)	2,441
Write downs and other provisions		19,487	6,178	1,017
Write downs of the provision for obsolete inventory		29,600	37,735	6,691
Result from investments accounted for using the equity method		(2,794)	4,205	1,534
Impairments of investments accounted for using the equity method		—	4,532	—
Losses arising from the sale of fixed assets		1,153	1,091	970
Other non-cash expenses/(income), net		230,812	(27,698)	(6,420)
Change in inventories		(27,554)	(39,486)	(5,400)
Change in trade receivables		(12,294)	35,675	(8,377)
Change in trade payables including customer advances		31,426	(38,485)	(11,002)
Change in other operating assets and liabilities		19,973	(10,031)	(11,285)
Interest paid		(17,487)	(21,023)	(26,872)
Income taxes paid		(63,300)	(36,425)	(30,907)

Net cash flows from operating activities		281,155	70,906	174,122
Investing activities	43
Payments for property plant and equipment		(79,699)	(27,630)	(46,113)
Proceeds from disposals of property plant and equipment		3,791	1,125	—
Payments for intangible assets		(14,627)	(11,524)	(13,392)
Payments for investment property		—	—	(325)
Proceeds from disposals of non-current financial assets		1,536	45,979	—
Payments for purchases of non-current financial assets		(4,431)	—	(6,987)
Proceeds from disposals of current financial assets and derivative instruments		92,021	253,201	327,422
Payments for acquisitions of current financial assets and derivative instruments		(76,058)	(166,334)	(167,308)
Acquisition of Investments at equity method		(313)	—	—
Business combinations, net of cash acquired		(4,224)	(2,245)	(9,336)

Net cash flows (used in)/from investing activities		(82,004)	92,572	83,961
Financing activities
Proceeds from borrowings		123,570	265,352	130,841
Repayments of borrowings		(160,210)	(221,029)	(272,851)
Repayments of non-current financial liabilities		(4,287)	—	—
Payments of lease liabilities		(100,611)	(90,699)	(110,460)
Purchase of own shares from Monterubello		(455,000)	—	—
Proceeds from issuance of ordinary shares upon Business Combination		310,739	—	—
Proceeds from issuance of ordinary shares to PIPE Investors		331,385	—	—
Payments of transaction costs related to the Business Combination		(48,475)	—	—
Cash distributed as part of the Disposition		(26,272)	—	—
Payments for acquisition of non-controlling interests		(40,253)	—	—
Sale of shares held in treasury/(Purchase of own shares)		5,959	(945)	(94)
Dividends paid to non-controlling interests		(548)	(1,731)	(14,922)
Dividends to owners of the parent		(102)	—	—

Net cash flows used in financing activities		(64,105)	(49,052)	(267,486)

Effects of exchange rate changes on cash and cash equivalents		7,454	(7,761)	1,698

Net increase/(decrease) in cash and cash equivalents		142,500	106,665	(7,705)

Cash and cash equivalents at the beginning of the year		317,291	210,626	218,331

Cash and cash equivalents at the end of the year		459,791	317,291	210,626

The accompanying notes are an integral part of these Consolidated Financial Statements

F-
9

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2021, 2020 and 2019

(Euro thousands)				Other comprehensive income
	Share capital	Retained earnings	Other reserves	Currency translation difference	Cash flow hedge reserve	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Total equity attributable to shareholders of the Parent Company	Total equity attributable to non-controlling interests	Total equity
At January 1, 2019 (Restated)	4,300	936,555	(247,375)	579	(872)	597	(2,507)	691,277	34,210	725,487
Profit/(Loss) for the year	—	21,749	—	—	—	—	—	21,749	3,690	25,439
Other comprehensive income/(loss)	—	—	—	11,035	(1,990)	(395)	2,463	11,113	75	11,188
Dividends	—	(12,731)	—	—	—	—	—	(12,731)	(2,191)	(14,922)
Other changes	—	(1,084)	(21,552)	—	—	—	—	(22,636)	5,198	(17,438)

At December 31, 2019	4,300	944,489	(268,927)	11,614	(2,862)	202	(44)	688,772	40,982	729,754
(Loss)/Profit for the year	—	(50,577)	—	—	—	—	—	(50,577)	4,037	(46,540)
Other comprehensive income/(loss)	—	—	—	(36,274)	637	539	287	(34,811)	(189)	(35,000)
Dividends	—	—	—	—	—	—	—	—	(1,731)	(1,731)
Other changes	—	(676)	(944)	—	—	—	—	(1,620)	171	(1,449)

At December 31, 2020	4,300	893,236	(269,871)	(24,660)	(2,225)	741	243	601,764	43,270	645,034
(Loss)/Profit for the year	—	(136,001)	—	—	—	—	—	(136,001)	8,340	(127,661)
Other comprehensive income/(loss)	—	—	—	40,197	(6,316)	(430)	444	33,895	132	34,027
Dividends	—	—	(102)	—	—	—	—	(102)	(548)	(650)
Capital increase related to the Business Combination	1,639	—	710,264	—	—	—	—	711,903	—	711,903
Purchase of own shares from Monterubello	—	—	(455,000)	—	—	—	—	(455,000)	—	(455,000)
Capital contribution from Monterubello	—	—	10,923	—	—	—	—	10,923	—	10,923
Issuance of shares held in treasury	—	—	5,959	—	—	—	—	5,959	—	5,959
Assignment of treasury shares	—	(31,823)	31,823	—	—	—	—	—	—	—
Acquisition of non-controlling interests	—	8,365	—	—	—	—	—	8,365	(8,365)	—
Acquisition of Ubertino	—	—	—	—	—	—	—	—	2,854	2,854
Share-based payments	—	—	74,978	—	—	—	—	74,978	—	74,978
Disposition	—	(235,185)	—	(20,465)	176	—	—	(255,474)	(2,589)	(258,063)

At December 31, 2021	5,939	498,592	108,974	(4,928)	(8,365)	311	687	601,210	43,094	644,304
The accompanying notes are an integral part of these Consolidated Financial Statements

F-
10

Ermenegildo Zegna N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 2021, 2020 and 2019
1. General information
Ermenegildo Zegna N.V. (formerly known as Ermenegildo Zegna Holditalia S.p.A., and hereinafter referred to as “Zegna”, the “Company” or the “Parent Company” and together with its consolidated subsidiaries, or any one or more of them, as the context may require, the “Zegna Group” or the “Group”) is the holding company of the Zegna Group and is incorporated as a public company
(naamloze vennootschap)
under the laws of the Netherlands. The Company is domiciled in Amsterdam, the Netherlands, and the Company’s registered office is Viale Roma 99/100, Valdilana (Biella), Italy.
Zegna is a leading global luxury group, internationally recognized for the distinctive heritage of craftsmanship and design associated with the Zegna and Thom Browne brands and the noble fabrics and fibers of its in-house
luxury textile and knitwear business. Since its foundation in 1910 through Lanificio Ermenegildo Zegna e Figli S.p.A. in Valdilana (BI), Italy, Zegna has expanded beyond luxury textile production to ready-to-wear
products and accessories to become a highly recognized luxury lifestyle group. The Group designs, manufactures, markets and distributes luxury menswear, footwear, leather goods and other accessories under the Zegna and the Thom Browne brands, and luxury womenswear and childrenswear under the Thom Browne brand. The Group’s product range is complemented by eyewear, cufflinks and jewelry, watches, underwear and beachwear manufactured by third parties under licenses. The Group’s business covers the entire value chain as a result of its design, manufacturing and distribution business and the Group has a significant international presence through the retail channel, consisting of directly operated single-brand stores (“Directly Operated Stores” or “DOS”) and online stores, as well as through the wholesale channel, represented by multi-brand stores, luxury department stores and major international airports.
On July 18, 2021, Zegna, Investindustrial Acquisition Corp. (“
IIAC
”) and EZ Cayman, a wholly-owned subsidiary of Zegna (“
Zegna Merger Sub
”) signed a business combination agreement that contemplated a series of transactions, which were ultimately completed on December 17, 2021, as described below (the “
Business Combination
”).
On November 1, 2021, Ermenegildo Zegna Holditalia S.p.A. completed the disposition of certain of its businesses (the “
Disposition
”), through the statutory demerger under Italian law to a new company owned by its existing shareholders. The Disposition included, inter alia, Ermenegildo Zegna Holditalia S.p.A.’s real estate business, consisting of its former subsidiary EZ Real Estate S.r.l. (“
EZ Real Estate
”), which directly and indirectly holds substantially all of the real estate assets formerly owned by the Zegna Group, as well as certain properties previously owned by Lanificio Ermenegildo Zegna e Figli S.p.A. (“Lanificio”), and its 10% equity interest in Elah Dufour S.p.A. Most of the real estate properties directly or indirectly owned by EZ Real Estate were, and continue to be, leased to Zegna also following the Disposition.
The following transactions related to the Business Combination were completed on December 17, 2021:

•
Ermenegildo Zegna Holditalia S.p.A. implemented a cross-border conversion whereby it, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, converted into a Dutch public limited liability company
(naamloze vennootschap)
and transferred its legal seat from Italy to the Netherlands and amended its articles of association, upon which the Company changed its name to Ermenegildo Zegna N.V. (the “
Conversion
”);

•	In connection with the Conversion, Zegna underwent a share split of 4,300,000 ordinary shares into 215,000,000 ordinary shares (the “ Share Split ”);

•	Zegna Merger Sub merged with and into IIAC, with IIAC being the surviving entity in the merger (the “ Merger ”), as a result of which:

a.	each share of Zegna Merger Sub was converted into one IIAC ordinary share;

b.
a total number of 44,443,659 IIAC class A shares and class B shares were contributed to Zegna in exchange for an equivalent number of Zegna ordinary shares, representing a capital increase of Euro 397.8 million measured based on the closing price of IIAC’s shares of $10.14 per share on December 17, 2021;

c.
13,416,667 outstanding IIAC public warrants were converted to an equivalent number of Zegna public warrants representing a right to acquire one Zegna ordinary share. The public warrants were measured at fair value by using the Euro equivalent of the closing price of IIAC warrants on December 17, 2021, amounting to a total of Euro 20,723 thousand; and

d.
5,900,000 IIAC private placement warrants were exchanged for an equivalent number of Zegna private placement warrants representing a right to acquire one Zegna ordinary share, while the remaining 800,000 IIAC private placement warrants were transferred by Strategic Holding Group S.à r.l. to Zegna and Zegna issued a corresponding number of private placement warrants to certain of its directors. The private placement warrants were measured at fair value using a Monte Carlo simulation model, amounting to a total of Euro 10,349 thousand;

e.
The issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period (“
Escrow Shares
”). The Escrow Shares were measured in accordance with IFRS 2 -
Share-Based Payment
(“IFRS 2”) using a Monte Carlo simulation model, amounting to a total of Euro 37,906 thousand;

•
Pursuant to certain agreements between Zegna and IIAC, the private investment in public equity investors (“
PIPE Investors
”) subscribed to an aggregate of 37,500,000 Zegna ordinary shares for an aggregate purchase price of Euro 331.4 million;

•	Zegna repurchased 54,600,000 of its ordinary shares from the Group’s controlling shareholder, Monterubello s.s. (hereinafter “ Monterubello ”), in exchange for consideration of Euro 455.0 million.

•
Transaction costs incurred by the Group in relation to the Business Combination amounted to Euro 51.4 million

(Euro 2.9 million of which were paid in 2022), of which Euro 17.3 million were recognized directly within equity and Euro 34.1 million were recognized in the consolidated statement of profit and loss for the year ended December 31, 2021.

F-
11

The following table shows a breakdown of the net cash proceeds from the business combination:

(Euro thousands)
Proceeds from issuance of ordinary shares upon Business Combination	310,739
Proceeds from issuance of ordinary shares to PIPE Investors	331,385
Purchase of own shares from Monterubello	(455,000)
Payments of transaction costs related to the Business Combination	(48,475)

Net cash proceeds from the Business Combination	138,649
Following the completion of the Business Combination, on December 20, 2021, Zegna’s ordinary shares and public warrants began trading on the New York Stock Exchange (“NYSE”) under the symbols “ZGN” and “ZGN WS”, respectively.
Accounting for the Business Combination
The Business Combination between Zegna and IIAC is accounted for as a capital reorganization in accordance with International Financial Reporting Standards. For accounting purposes, the Business Combination is treated as the equivalent of the Company issuing shares for the net assets of IIAC. The net assets of IIAC are stated at historical cost, with no goodwill or other intangible assets recorded.
It has been determined that IIAC does not meet the definition of a “business” pursuant to IFRS 3 -
Business Combinations
(“IFRS 3”), hence the transaction is accounted for within the scope of IFRS 2. In accordance with IFRS 2, the difference in the fair value of Zegna’s equity instruments deemed issued to IIAC shareholders (measured based on the closing price of IIAC’s shares of $10.14 per share on December 17, 2021) over the fair value of identifiable net assets of IIAC represents a service for listing amounting to Euro 114,963 thousand and was accounted for as a share-based payment expensed as incurred.
2. Basis of preparation
Statement of compliance with IFRS
These consolidated financial statements of Ermenegildo Zegna N.V. have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.
These consolidated financial statements were approved and authorized for issuance by the Board of Directors of Ermenegildo Zegna N.V. on April 6, 2022.
Contents and structure of the Consolidated Financial Statements
The consolidated financial statements include the consolidated statement of profit and loss, the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated cash flow statement, the consolidated statement of changes in equity and the accompanying notes (collectively referred to as the “Consolidated Financial Statements”).
The financial reporting formats presented by the Group have the following characteristics:

•	the consolidated statement of profit and loss is presented by nature, in line with internal reporting processes and business operations;

•
the consolidated statement of comprehensive income is presented as a separate statement and, in addition to presenting the components of profit and loss recognized directly in the consolidated statement of profit and loss during the period, presents the components of profit and loss not recognized in profit or loss as required or permitted by IFRS;

•
the consolidated statement of financial position presents assets and liabilities by current and non-current
items. Current items are those expected to be realized within 12 months from the reporting date or to be sold or consumed in the normal operating cycle of the Group;

•
the consolidated cash flow statement has been prepared using the “indirect method”, as permitted by
IAS 7
—
Statement of Cash Flows
(“IAS 7”), and presents cash flows by operating, investing and financing activities;

•	the consolidated statement of changes in equity presents the movements in shareholder’s equity.
The Consolidated Financial Statements are presented in Euro, which is the functional currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.
The Consolidated Financial Statements have been prepared on a going concern basis and applying the historical cost method, modified as required for certain financial assets and liabilities (including derivative instruments), which are measured at fair value, and assets held for sale, which are measured at fair value less costs to sell.

F-
12

3. Summary of significant accounting policies
New standar
d
s and amendments applicable from January
 1, 2021
Amendments to IFRS 9 — Financial Instruments, IAS 39 — Financial Instruments: Recognition and Measurement, IFRS 7 — Financial Instruments: Disclosures, IFRS 4 — Insurance Contracts and IFRS 16 — Leases
The Group adopted a package of amendments to IFRS 9 —
Financial Instruments
(“IFRS 9”), IAS 39 —
Financial Instruments: Recognition and Measurement
(“IAS 39”), IFRS 7 —
Financial Instruments: Disclosures
(“IFRS 7”), IFRS 4 —
Insurance Contracts
(“IFRS 4”) and IFRS 16 —
Leases
(“IFRS 16”) in response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The amendments are aimed at helping companies provide investors with useful information about the effects of the reform on a company’s financial statements. These amendments complement amendments issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The new amendments relate to:

•
changes to contractual cash flows – a company will not be required to derecognize or adjust the carrying amount of financial instruments for changes required by the interest rate benchmark reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

•
hedge accounting – a company will not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria; and

•
disclosures – a company will be required to disclose information about new risks that arise from the interest rate benchmark reform and how the company manages the transition to alternative benchmark rates.

There was no effect from the adoption of these amendments.
Amendments to IFRS 4 — Insurance Contracts
The Group adopted the amendments to IFRS 4 —
Insurance Contracts
(“IFRS 4”) which defer the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2021. There was no effect from the adoption of these amendments.
Amendments to IFRS 16 — Leases
The Group adopted the amendments to IFRS 16 for
COVID-19
- related to rent reductions beyond 30 June 2021. The amendment permits lessees, as a practical expedient, not to assess whether particular rent reductions occurring as a direct consequence of the
COVID-19
pandemic are lease modifications and instead to account for those rent reductions as if they are not lease modifications, thus giving the possibility to the lessees to recognize the entire economic benefit of such discounts immediately through profit or loss. The Board has therefore extended the practical expedient by 12 months – i.e. permitting lessees to apply it to rent reductions for which any reduction in lease payments affects only payments originally due on or before June 30, 2022. As a result of the above, the consolidated statement of profit or loss for the year ended December 31, 2021 includes a total of Euro 12,877 thousand of
COVID-19-related
rent reductions (Euro 24,931 thousand for the year ended December 31, 2020), representing the reduction of lease payments resulting from the concessions agreed.
New standards, amendments and interpretations not yet effective
The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2022 or subsequent years are listed below:
In May 2017 the IASB issued IFRS 17 —
Insurance Contracts
, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023. The Group is currently evaluating the impacts, if any, from the adoption of these amendments.
In January 2020 the IASB issued amendments to IAS 1 —
Presentation of Financial Statements: Classification of Liabilities as Current or
Non-Current
to clarify how to classify debt and other liabilities as current or non-current,
and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.
In May 2020 the IASB issued amendments to IFRS 3 —
Business combinations
to update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.
In May 2020 the IASB issued amendments to IAS 16 —
Property, Plant and Equipment
. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company should recognize such sales proceeds and the related cost in the income statement. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.
In May 2020 the IASB issued amendments to IAS 37 —
Provisions, Contingent Liabilities and Contingent Assets
, which specify which costs a company includes when assessing whether a contract will be loss-making. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.
In May 2020 the IASB issued
Annual Improvements to IFRSs 2018 - 2020 Cycle.
The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 —
First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 —
Financial Instruments
in relation to which fees

F-
13

an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 —
Agriculture
in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 —
Leases
in relation to an illustrative example of reimbursement for leasehold improvements. The Group does not expect any material impact from the adoption of these amendments.
In February 2021 the IASB issued amendments to IAS 1 —
Presentation of Financial Statements
and
IFRS Practice Statement 2
:
Disclosure of Accounting policies
which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.
In February 2021 the IASB issued amendments to IAS 8 —
Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates
which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.
In May 2021 the IASB issued amendments to IAS 12 —
Income Taxes: Deferred Tax related to Assets and Liabilities Arising From a Single Transaction
that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.
In December 2021 the IASB issued an amendment to IFRS 17 —
Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information
, which provides a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements. The amendment is effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.
Significant accounting policies
Basis of consolidation
Subsidiaries
Subsidiaries are entities over which the Group has control. Control is achieved when the Group has the power over the investee, it is exposed, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. Subsidiaries are consolidated on a line by line basis from the date on which the Group obtains control. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
Subsidiaries are deconsolidated from the date when control ceases. When the Group ceases to have control over a subsidiary, it derecognizes the assets (including any goodwill) and liabilities of the subsidiaries at their carrying amounts, derecognizes the carrying amount of non-controlling
interests in the former subsidiary and recognizes the fair value of any consideration received from the transaction. Any retained interest in the former subsidiary is then remeasured to its fair value.
The Group recognizes any
non-controlling
interests (“NCI”) in the acquiree on an
acquisition-by-acquisition
basis, either at fair value or at the
non-controlling
interests’ share of the acquiree’s identifiable net assets. Net profit or loss and each component of other comprehensive income/(loss) are attributed to the owners of the parent and to the non-controlling
interests.
All intra-group balances and transactions and any unrealized gains and losses arising from intra-group transactions are eliminated in preparing the Consolidated Financial Statements.
Foreign currency transactions
The functional currency of the Group’s entities is the currency of their primary economic environment. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign currency exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements are recognized in the consolidated statement of profit and loss.
Consolidation of foreign entities
Upon consolidation, all assets and liabilities of Group entities with a functional currency other than the Euro are translated using the closing rates at the date of the consolidated statement of financial position. Income and expenses are translated into Euro at the average foreign currency exchange rate for the period. Translation differences resulting from the application of this method are recognized within other comprehensive income/ (loss) until the disposal of the investment. Average foreign currency exchange rates for the period are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows. Goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the Euro are recognized in the Consolidated Financial Statements in the functional currency and translated at the foreign currency exchange rate at the acquisition date. These balances are translated at subsequent balance sheet dates at the relevant foreign currency exchange rate.

F-
14

The principal foreign currency exchange rates used by the Group to translate other currencies into Euro were as follows:

	2021		2020		2019
	At December 31	Average	At December 31	Average	At December 31	Average
U.S. Dollar	1.133	1.183	1.227	1.142	1.123	1.119
Swiss Franc	1.033	1.081	1.080	1.070	1.085	1.113
Chinese Renminbi	7.195	7.629	8.023	7.874	7.821	7.735
Pound Sterling	0.840	0.860	0.899	0.890	0.851	0.878
Hong Kong Dollar	8.833	9.193	9.514	8.857	8.747	8.772
Singapore Dollar	1.528	1.589	1.622	1.574	1.511	1.527
United Arab Emirates Dirham	4.160	4.344	4.507	4.194	4.126	4.111
Japanese Yen	130.380	129.877	126.490	121.832	121.940	122.021
Interests in associates and in joint arrangements
An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies.
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.
Associates and joint ventures are accounted for using the equity method of accounting, from the date significant influence or joint control is obtained, respectively.
Under the equity method, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit/(loss) and other comprehensive income/(loss) of the investee. The Group’s share of the investee’s profit/(loss) is recognized in the consolidated statement of profit and loss. Distributions received from an investee reduce the carrying amount of the investment. Post-acquisition movements in other comprehensive income/(loss) are recognized in other comprehensive income/(loss) with a corresponding adjustment to the carrying amount of the investment. Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of the losses of an associate or joint venture exceeds the carrying amount of the Group’s investment, the Group discontinues recognizing its share of further losses. Additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the related investee. The Group discontinues the use of the equity method from the date the investment ceases to be an associate or joint venture, or when it is classified as available-for-sale.

F-1
5

Scope of consolidation
Ermenegildo Zegna N.V. is the parent company of the Zegna Group and it holds, directly or indirectly, interests in the Zegna Group’s subsidiaries. The following table presents the Zegna Group’s scope of consolidation at December 31, 2021 and 2020:

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				At December 31,
				2021	2020
Companies consolidated on a line-by-line basis
Parent company
Ermenegildo Zegna N.V.	Amsterdam (Netherlands)	5,938,873
Italian subsidiaries
In.co. S.p.A.	Biella	4,050,000	Ermenegildo Zegna N.V.	100	100
Lanificio Ermenegildo Zegna e Figli S.p.A.	Valdilana (BI)	3,100,000	Ermenegildo Zegna N.V.	100	90
Ezi S.p.A.	Milan	5,750,000	Ermenegildo Zegna N.V.	100	100
EZ Real Estate S.r.l. (*)	Valdilana (BI)	2,000,000	Ermenegildo Zegna N.V.	—	100
EZ Service S.r.l.	Valdilana (BI)	500,000	Ermenegildo Zegna N.V.	100	—
Agnona S.r.l. (**)	Milan	200,000	Ermenegildo Zegna N.V.	—	100
Bonotto S.p.A.	Colceresa (VI)	1,239,600	Ermenegildo Zegna N.V.	60	60
Cappellificio Cervo S.r.l.	Biella	300,000	Ermenegildo Zegna N.V.	51	51
Thom Browne Services Italy S.r.l.	Milan	10,000	Thom Browne Trading SA	90	85
Thom Browne Retail Italy S.r.l.	Milan	10,000	Thom Browne Services Italy S.r.l.	90	85
Gruppo Dondi S.p.A.	Carpi (MO)	1,502,800	Ermenegildo Zegna N.V.	65	65
Tessitura Ubertino S.r.l.	Valdilana (BI)	100,000	Ermenegildo Zegna N.V.	60	—
Foreign subsidiaries
Investindustrial Acquisition Corp. (“IIAC”)	Cayman Islands	4,944,366	Ermenegildo Zegna N.V.	100	—
Ermenegildo Zegna Giyim Sanayi ve Tic. A. S.	Istanbul (Turkey)	32,291,439	Ermenegildo Zegna N.V.	100	100
Ermenegildo Zegna H.m.b.H.	Wien (Austria)	610,000	Ermenegildo Zegna N.V.	100	100
Société de Textiles Astrum France S.à.r.l.	Paris (France)	500,000	Ermenegildo Zegna N.V.	100	100
Ermenegildo Zegna GmbH	Munich (Germany)	6,577,421	Ermenegildo Zegna N.V.	100	100
Zegna Japan Co., LTD	Minato-Ku-Tokyo (Japan)	100,000,000	Ermenegildo Zegna N.V.	100	100
Fantasia (London) Limited	London (UK)	7,000,000	Ermenegildo Zegna N.V.	100	100
Ermenegildo Zegna S.A. de C.V.	Ciudad de Mexico (Mexico)	459,600,000	Ermenegildo Zegna N.V.	100	100
Ezeti Portugal. S.A.	Lisbon (Portugal)	800,000	Ermenegildo Zegna N.V.	100	100
Ermenegildo Zegna Madrid S.A.	Barcelona (Spain)	901,500	Ezeti S.L.	70	70
Ezeti S.L.	Barcelona (Spain)	500,032	Italco S.A.	100	100
Italco S.A.	Sant Quirze (Spain)	1,911,300	Ermenegildo Zegna N.V.	100	100
Ermenegildo Zegna Czech s.r.o	Prague (Czech Republic)	1,350,000	Ermenegildo Zegna N.V.	100	—
Co.Ti. Service S.A.	Stabio (Switzerland)	27,940,000	Ermenegildo Zegna N.V.	100	100
Consitex S.A.	Stabio (Switzerland)	15,000,000	Ermenegildo Zegna N.V.	100	100
Ermenegildo Zegna Corporation	New York, NY	500,000	Ermenegildo Zegna N.V.	100	100
Zegna (China) Enterprise Management Co., Ltd.	Shanghai (China)	58,309,140	Ermenegildo Zegna N.V.	100	100
Ermenegildo Zegna (China) Co., LTD	Shanghai (China)	50,000,000	Ermenegildo Zegna N.V.	100	100
Ismaco Amsterdam B. V.	Amsterdam (Netherlands)	226,890	Ermenegildo Zegna N.V.	100	100
Ermenegildo Zegna Korea LTD (**)	Seoul (Korea)	6.876.000.000	E.Z. Holditalia	—	100
Alan Real Estate S.A.(*)	Stabio (Switzerland)	9,200,000	EZ Real Estate S.r.l. (*)	—	100
Ermenegildo Zegna Far-East Pte LTD	Singapore	21,776,432	Consitex S.A.	100	100
Ermenegildo Zegna Hong Kong LTD	Hong Kong	238,240,000	Ermenegildo Zegna N.V.	100	100
E. Zegna Trading Hong Kong LTD Taiwan Branch	Hong Kong	233,659,800	Ermenegildo Zegna Hong Kong LTD	100	100
Ermenegildo Zegna Canada Inc.	Toronto (Canada)	700,000	Consitex S.A.	100	100
Ermenegildo Zegna Australia PTY LTD	Sydney (Australia)	18,000,000	Ermenegildo Zegna Far-East Pte LTD	100	100
E. Z. New Zealand LTD	Auckland (New Zealand)	3,300,000	Ermenegildo Zegna N.V.	100	100
Ezesa Argentina S.A.	Buenos Aires (Argentina)	27,246,979	Ermenegildo Zegna N.V.; Italco S.A.	100	100
E. Z. Thai Holding Ltd	Bangkok (Thailand)	3,000,000	Ermenegildo Zegna N.V.	49	49
The Italian Fashion Co. LTD	Bangkok (Thailand)	16,000,000	E. Z. Thai Holding Ltd; Ermenegildo Zegna Far-East Pte LTD	65	65
Zegna South Asia Private LTD	Mumbai (India)	902,316,770	Ermenegildo Zegna N.V.	51	51
ISMACO TEKSTİL LİMİTED ŞİRKETİ	Istanbul (Turkey)	10,000,000	Ermenegildo Zegna N.V., Ismaco	100	100
Ezesa Brasil Participacoes LTDA	San Paolo (Brazil)	77,481,487	Ermenegildo Zegna N.V.	100	100
Ermenegildo Zegna (Macau) LTD	Kowloon Bay (Hong Kong)	4,650,000	Consitex S.A.	100	100
Ermenegildo Zegna Malaysia Sdn. Bhd.	Kuala Lumpur (Malaysia)	3,000,000	Ermenegildo Zegna Far-East Pte LTD	100	100
Ermenegildo Zegna Maroc S.A.R.L.A.U.	Casablanca (Morocco)	530,000	Ermenegildo Zegna N.V.	100	100

F-1
6

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				At December 31,
				2021	2020
61 West 23rd Street LLC (*)	New York, NY	12,637,342	Alan Real Estate S.A.	—	100
Ermenegildo Zegna Vietnam LLC	Hanoi City (Vietnam)	53,567,900,000	Ermenegildo Zegna N.V.	77	77
Achill Land Pty Ltd. (*)	Armidale NSW (Australia)	10,200,000	Alan Real Estate S.A.	—	60
Zegna Gulf Trading LLC	Dubai (UAE)	300,000	Consitex S.A.	49	49
EZ US Holding Inc.	Wilmington (U.S.A.)	1,000,099	Consitex S.A.	100	100
E.Zegna Attica Single Member Société Anonyme	Athens (Greece)	650,000	Ermenegildo Zegna N.V.	100	100
Thom Browne Inc.	Wilmington (U.S.A.)	5,510	Ermenegildo Zegna N.V.	90	85
Thom Browne Japan Inc.	Tokyo (Japan)	1,000,000	Thom Browne Inc.	90	85
Thom Browne Trading SA	Stabio (Switzerland)	100,000	Thom Browne Inc.	90	85
Thom Browne France Services	Paris (France)	50,000	Thom Browne Trading SA	90	85
Thom Browne UK Limited	Beckenham (UK)	1	Thom Browne Trading SA	90	85
Tailoring Luxury Co., Ltd.	Shanghai (China)	900,000	Thom Browne Trading SA	90	85
Thom Browne (Macau) Limited	Hong Kong	500,000	Thom Browne Trading SA	90	85
Thom Browne Canada	Vancouver (Canada)	1	Thom Browne Trading SA	90	85
Thom Browne Hong Kong Limited	Hong Kong	500,000	Thom Browne Trading SA	90	—
Investments valued using the equity method of accounting
Italian associates and joint arrangements
Pelletteria Tizeta S.r.l.	Sesto Fiorentino (FI)	206,816	Ermenegildo Zegna N.V.	50	50
Filati Biagioli Modesto S.p.A.	Montale (PT)	7,900,000	Ermenegildo Zegna N.V.	40	—
Foreign associates and joint arrangements
Achill Station Pty Ltd.	Armidale NSW (Australia)	2,239,127	Alan Real Estate S.A.	—	60
Tom Ford International LLC	Delaware (U.S.A.)	82,366,000	EZ US Holding Inc.	15	15
Other investments valued at fair value
Acquedotto Piancone S.r.l.	Valdilana (BI)	42,000	Lanificio Ermenegildo Zegna e Figli S.p.A.	67	67
Pettinatura di Verrone S.r.l.	Verrone (BI)	3,000,000	Lanificio Ermenegildo Zegna e Figli S.p.A.	15	15
Consorzio Turistico Alpi Biellesi (*)	Valdilana (BI)	33,750	EZ Real Estate S.r.l. (*)	—	44
Sharmoon.EZ.Garments Co. Ltd	Wenzhou (China)	100,000,000	Ermenegildo Zegna N.V.	50	50
F2 S.r.l.	Schio (VI)	90,000	Bonotto S.p.A.	49	49
Elah Dufour S.p.A. (*)	Genova (GE)	26,650,000	E.Z. Holditalia	—	10
Bea Biella S.r.l. (*)	Busalla (GE)	130,000	EZ Real Estate S.r.l. (*)	—	22
Future 101 Design Private Ltd	New Delhi (India)	100,000	E.Z. Holditalia	—	18

(*)	Disposed of as part of the Disposition, which was completed on November 1, 2021 (See Note 1 - General information, for additional details).
(**)	Reclassified as current assets held for sale in 2020 and sold in 2021 (See Note 30 - Assets and liabilities held for sale, for additional details).
The following changes in the scope of consolidation of the Group occurred during the year ended December 31, 2021:

•
On January 14, 2021, the Group sold 70% of its equity stake in Agnona S.r.l. (“Agnona”) to a related party, maintaining an equity stake and a joint control, and as a result Agnona was deconsolidated from the beginning of the year. The Group disposed of the remaining 30% stake in Agnona in two tranches
during September and October 2021;

•	On February 16, 2021 the Group incorporated Ermenegildo Zegna Czech s.r.o., primarily to manage a franchised store in Prague that the Group converted to a DOS;

•
On June 1, 2021 the Group acquired an additional 5% of Thom Browne, based on the first tranche of the put option, for a total consideration of USD 37,400 thousand (Euro 30,653 thousand), following which the Group owns 90% of the Thom Browne group. As a result, the Group derecognized a portion of the liability for the written put option on non-controlling
interests in the amount of Euro 51,328 thousand and recognized a corresponding gain within finance income in the consolidated statement of profit and loss in the amount of Euro 20,675 thousand. Additionally, the equity attributable to non-controlling
interests was reduced by Euro 4,037 thousand with an offsetting increase to equity attributable to shareholders of the Parent Company;

•
On June 4, 2021 the Group acquired 60% of the shares of Tessitura Ubertino S.r.l. (“Tessitura Ubertino”) and began consolidating Tessitura Ubertino. See Note 5 -
Business combinations
below for additional details;

•	On July 14, 2021 the Group acquired 40% of the shares of Filati Biagioli Modesto S.p.A. for consideration of Euro 313 thousand;

•
On July 28, 2021, the Group acquired an additional 10% interest in Lanificio from a related party for a total consideration of Euro 9,600 thousand, following which the Group owns 100% of Lanificio. As a result, the Group recognized a loss for the changes in fair value of Euro 3,523 thousand, and derecognized the liability for the written put option on non-controlling
interests in the amount of Euro 9,600 thousand. Additionally, the equity attributable to non-controlling
interests was reduced by Euro 4,328 thousand with an offsetting increase to equity attributable to shareholders of the Parent Company;

•
On September 2, 2021 the Group finalized the purchase of the single purpose company London Blue LLC, which holds a real estate property in London, England (previously 50% owned by the Group), for a total consideration of GBP 37,041 thousand. London Blue LLC was subsequently disposed of as part of the Disposition.

•	On September 28, 2021 the Group sold a 17.5 % share of Future101 Design Private Limited, a company incorporated under the laws of India, for a consideration of Euro 1,563 thousand;

•
On October 1, 2021 EZ Service S.r.l. (“EZ Service”), a limited liability company based in Italy and fully owned by Ermenegildo Zegna Holditalia S.p.A., was incorporated. A branch of Ermenegildo Zegna Holditalia S.p.A. was transferred to EZ Service effective November 1, 2021. EZ Service provides a range of corporate services to both Group subsidiaries and third parties, including, among others, services related to administration, tax, legal, design, marketing, retail management and information technology;

F-1
7

•
As part of the activities contemplated by the Business Combination, on November 1, 2021, Zegna completed the Disposition (as defined in Note 1 -
General information
) through the statutory demerger under Italian law to a new company owned by its existing shareholders. The Disposition included, inter alia, Zegna’s real estate business, consisting of Zegna’s former subsidiary EZ Real Estate, which directly and indirectly holds substantially all of the real estate assets formerly owned by the Zegna group, as well as certain properties previously owned by Lanificio. Most of the real estate properties directly or indirectly owned by EZ Real Estate were, and continue to be, leased to Zegna also following the Disposition;

•
As part of the activities contemplated by the Business Combination, in December 2021 EZ Cayman, a wholly-owned subsidiary of Zegna that was incorporated in 2021 for the purposes of the Business Combination, was merged with and into IIAC, with IIAC being the surviving entity, as a result of which IIAC became a wholly-owned subsidiary of Zegna. For additional information relating to the
Business Combination please see Note 1 -
General information
.

Property, plant and equipment
Cost
Property, plant and equipment is initially recognized at cost, which comprises the purchase price, any costs directly attributable to bringing the assets to the location and condition necessary to be capable of operating in the manner intended by management, capitalized borrowing costs and any initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Self-constructed assets are initially recognized at their production cost, including labor costs. Subsequent costs are capitalized only if they increase the future economic benefits embodied in the related assets. All other expenditures are expensed as incurred. When parts are replaced, the carrying amount of the parts that are replaced are written off in the consolidated statement of profit and loss.
Property, plant and equipment is presented net of accumulated depreciation, calculated on the basis of the useful lives of the assets, and any impairment losses.
Depreciation
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Category of Property, Plant and Equipment	Depreciation rate
Buildings	3% - 10%
Plants and machinery	12.5% - 17.5%
Industrial and commercial equipment	20% - 25%
Other tangible assets	12% - 25%
Land and assets under construction are not depreciated.
If the asset being depreciated consists of separately identifiable components whose useful life differs from that of the other parts making up the asset, depreciation is charged separately for each of its component parts through application of the “component approach”.
Property, plant and equipment is tested for impairment when impairment indicators are identified, such as a scheduled closure of a store or site, a redundancy plan or a downward revision of market forecasts. When an asset’s recoverable amount is less than its net carrying amount, an impairment loss is recognized. Where the recoverable amount of an individual asset cannot be determined precisely, the Group determines the recoverable amount of the cash-generating unit (“CGU”) or group of CGUs to which the asset belongs.
Investment property
Investment property is land or buildings owned by the Group with the intention of earning rent or holding for capital appreciation.
Investment property is recognized when it is probable that the future economic benefits associated with the property will flow to the entity and the cost of the property to the entity can be reliably measured. Investment property is initially measured at cost plus transaction costs. Investment property is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses (the cost model).
Investment property is impaired if its carrying amount exceeds its recoverable amount. Impairment losses are recognized in the consolidated statement of profit and loss under “Depreciation, amortization and impairment of assets”. Impairment losses are reversed if the reasons for them cease to exist, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized in the consolidated statement of profit and loss immediately.
Investment property is derecognized when it has been disposed of or when it has been permanently withdrawn from use and no future economic benefits are expected to arise from its disposal. The gain or loss on disposal or retirement of investment property is calculated as the difference between the net disposal proceeds, after deducting direct costs of disposal, and the carrying amount at the date of disposal.
Brands with indefinite useful life
Brands with indefinite useful lives are not amortized but are tested for impairment at least annually, or more frequently, if facts or circumstances indicate that the asset may be impaired.

F-1
8

Intangible assets with a finite useful life
An identifiable
non-monetary
asset without physical substance, controlled by the Group and capable of producing future economic benefits is recognized as intangible assets.
Intangible assets with a finite useful life include trademarks, licenses, software, and development costs.
Concession, licenses, trademarks and patents
Concession, licenses, trademarks and patents are recognized at cost or at the value attributed upon acquisition and include the cost of trademark registration in the various countries in which the Group operates, assuming there are no risks or limitations on control over their use.
Software
Software acquired as part of recurring operations and software developed in-house
by the Group which meet all the relevant criteria are capitalized and amortized on a straight-line basis over their useful lives.
Know how
As a result of the acquisition of Tessitura Ubertino in June 2021, the Group recognized intangible assets relating to know how, which were initially recognized at their fair value at the date of acquisition and will be amortized over a 5 year period.
Development costs
Development costs are recognized as an asset if, and only if, both of the following conditions under IAS 38 —
Intangible Assets
(“IAS 38”) are met: (i) that development costs can be measured reliably and (ii) that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. All other research and development costs are expensed as incurred.
Intangible assets with a definite useful life are amortized on a straight-line basis at the following rates:

Category of Intangible assets with a finite useful life	Depreciation rate
Concessions, licenses, trademarks and patents	2.5% - 25%
Software	10% - 33%
Know how	20%
Development costs and other intangibles	10% - 33%
Leases
The Group recognizes a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use. Each lease payment is allocated between the principal liability and finance costs. Finance costs are charged to the statement of profit and loss over the lease period using the effective interest rate method. The right-of-use asset is depreciated on a straight-line basis over the lease term.
Right-of-use
assets are measured at cost comprising the following: (i) the amount of the initial measurement of lease liability; (ii) any lease payments made at or before the commencement date less any lease incentives received; (iii) any initial direct costs and, if applicable, (iv) restoration costs. Payments associated with short- term leases (less than 12 months at inception) and leases of low-value
assets are recognized as an expense in the statement of profit and loss on a straight-line basis.
Lease liabilities are measured at the net present value of the following: (i) fixed lease payments, (ii) variable lease payments that are based on an index or a rate and, if applicable, (iii) amounts expected to be payable by the lessee under residual value guarantees, and (iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option. Lease liabilities do not include any non-lease
components that may be included in the related contracts. Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Group’s incremental borrowing rate is used, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Variable lease payments are recognized in the statement of profit and loss in the period in which the condition that triggers those payments occurs. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The Group determines the lease term as the non-cancellable
period of a lease, together with the periods covered by (i) an option to extend if the lessee is reasonably certain to extend or periods after an optional termination date if the lessee is reasonably certain not to terminate early. Management evaluates the exercise of the option if it’s considered “reasonably certain” based on several factors and circumstances that create an incentive for the lessee to exercise, or not to exercise the option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option.
Impairment of
non-current
assets
The Group continuously monitors its operations to assess whether there is any indication that its non-current
assets are impaired, including goodwill, brands with an indefinite useful life, other intangible assets, investment property, property, plant and equipment and right-of-use
assets. Goodwill and brands with an indefinite useful life are tested for impairment annually or more frequently, if there is an indication that they may be impaired. If impairment indicators are present, the carrying amount of the asset is reduced to its recoverable amount, which is the higher of its (i) fair value less costs of disposal and (ii) value in use. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets, in which case the asset is tested as part of the CGU to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Group identifies each DOS as a separate CGU, with the exception of the strategic stores, whose carrying amount is tested for recoverability taking into consideration the cash flows arising from all the DOS that benefit from it. In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized if the recoverable amount is lower than the carrying amount. Where an impairment loss for assets other than goodwill subsequently no longer exists or has decreased, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized in the consolidated statement of profit and loss.

9

Business combinations
Business combinations are accounted for using the acquisition method in accordance with IFRS 3. Accordingly, the consideration transferred (acquisition price) in a business combination is measured at the fair value, which is measured at the fair value of the assets transferred, liabilities incurred by the acquirer and the equity interest issued at the date the control changed. The following items constitute an exception, which are instead valued according to their reference principle: (i) deferred tax assets and liabilities, (ii) assets and liabilities for employee benefits and (iii) assets held for sale. Acquisition-related costs are recognized in the consolidated statement of profit and loss as incurred. Goodwill is measured as the excess of the acquisition price plus the amount of any non-controlling
interests in the acquiree over the net fair value of the identifiable assets and liabilities acquired. If, after reassessment, it results in a negative difference, the excess is recognized immediately in the consolidated statement of profit and loss as a bargain purchase gain.
In the event that the fair values of the assets, liabilities and contingent liabilities can only be determined provisionally, the business combination is recognized using these provisional values. Any adjustments deriving from the completion of the valuation process are recognized within twelve months from the acquisition date.
If a price component is linked to the realization of future events, this component is considered in the estimate of the fair value at the time of the business combination.
Significant gains and losses, with the related tax effects, deriving from transactions carried out between fully consolidated companies not yet realized with third parties, are eliminated, except for losses that are not eliminated if the transaction provides evidence of a reduction of value of the transferred asset. The reciprocal debit and credit relationships, costs and revenues, as well as financial income and expenses are also eliminated if significant.
The purchase of further holdings in subsidiaries and the sale of shares that do not involve the loss of control are considered transactions between shareholders; as such, the accounting effects are recognized directly in the Group’s equity.
Put and call agreement on
non-controlling
interests
In the case of put options granted to
non-controlling
interests, the Group recognizes a financial liability corresponding to the present value of the exercise price of the option. On initial recognition, if put option terms and conditions give the Group the access to the economic benefits of the non-controlling
interests, the Group recognizes a financial liability and a reduction of equity attributable to non-controlling
interests (as if the
non-controlling
interest had been acquired by the Group). If put option terms and conditions do not give the Group the access to the economic benefits of the non-controlling
interests, the Group recognizes a financial liability and a reduction of the Group’s retained earnings. The liability is subsequently remeasured at the end of each period. The liability is subsequently accreted through financial expenses up to the redemption amount that is payable at the date at which the option first becomes exercisable. In the event that the option expires unexercised, the liability is derecognized with a corresponding adjustment to equity.
Financial instruments
The classification of a financial asset is based on the Group’s business model for managing the related financial assets and their contractual cash flows. The Group considers whether the contractual cash flows represent solely payments of principal and interest that are consistent with a basic lending arrangement. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial assets are classified and measured at fair value through profit and loss.
With the exception of trade receivables that do not contain a significant financing component (or for which the Group has applied the practical expedient available under IFRS 15 -
Revenue from contracts with customers
(“IFRS 15”)), which are measured at the transaction price (as defined in IFRS 15), all financial assets are initially measured at their fair value plus, in the case of financial assets not at fair value through profit and loss only, transaction costs that are directly attributable to the acquisition of the asset.
Measurement subsequent to initial recognition is based on the classification of the financial assets into one of the following categories:

1.	Financial assets at amortized cost;

2.	Financial assets at fair value through other comprehensive income, with subsequent recycling of cumulative gains and losses to the statement of profit and loss (“FVOCI”); or

3.	Financial assets at fair value through profit and loss (“FVPL”).
1. Financial assets at amortized cost
Financial assets at amortized cost are subsequently measured using the effective interest rate method and are subject to impairment testing. Gains and losses are recognized in the statement of profit and loss when the asset is derecognized, modified or impaired.
The Group’s financial assets at amortized cost primarily include trade receivables, guarantee deposits and certain other non-current
financial assets.

F-
20

2. Financial assets at fair value through other comprehensive income (FVOCI)
Financial assets at FVOCI are initially recognized at fair value and subsequent fair value changes are recognized within other comprehensive income. Interest income, foreign exchange revaluations and impairment losses or reversals are recognized in the consolidated statement of profit and loss. Upon derecognition, the cumulative reserve of fair value changes recognized within other comprehensive income is recycled to profit and loss.
The Group’s financial assets at FVOCI primarily include derivative instruments, fixed income and floating income securities.
3. Financial assets at fair value through profit and loss (FVPL)
Financial assets at FVPL are initially recognized at fair value and subsequent fair value changes are recognized in the consolidated statement of profit and loss. Financial assets at FVTPL include derivative instruments and listed equity investments for which the Group has not irrevocably elected to classify the instruments at FVOCI. Dividends from listed equity investments are recognized as other income in the consolidated statement of profit and loss when the right of payment has been established.
The Group’s financial assets measured at FVPL primarily include insurance contracts, equity instruments and fixed income securities, as well as investments in hedge funds and private equity private debts, money market funds, floating income and real estate funds.
Reclassification
A financial asset is only reclassified when there is a change in the contractual terms that significantly affects the previously expected cash flows or when the Group changes its business model for managing financial assets. Reclassifications are only made prospectively from the reclassification date, without restating any previously recognized gains, losses or interest.
Derecognition
The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for any obligations created or retained. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit and loss. In addition, on derecognition of an investment in a debt instrument classified as FVOCI, the cumulative gain or loss previously accumulated in the investment revaluation reserve within other comprehensive income is reclassified to profit and loss.
Impairment of financial assets
The Group recognizes a loss allowance for expected credit losses on investments in debt instruments that are measured at amortized cost or at FVOCI, lease receivables, trade receivables and contract assets, as well as on financial guarantee contracts. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
The Group always recognizes lifetime expected credit losses (ECL) for trade receivables, contract assets, lease receivables and securities. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

F-
21

Trade receivables
Trade receivables are amounts due from clients for goods sold or services provided in the ordinary course of business. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any loss allowances.
Financial liabilities
Financial liabilities include loans, bonds, lease liabilities, trade payables and other liabilities. These instruments are recorded at fair value on initial recognition, net of any costs that can be ascribed to them. Subsequently, the financial liabilities are measured at amortized cost using the effective interest method. The Group derecognizes a financial liability when, and only when, it is extinguished, i.e. when the obligation in the contract is discharged, canceled or expired.
Derivative financial instruments
The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, options and interest rate swaps.
Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to fair value at each reporting date. The resulting gain or loss is recognized immediately in profit or loss unless the derivative is designated and effective as a hedging instrument, in which case the timing of the recognition in profit or loss depends on the nature of the hedge relationship. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. A derivative is classified as a non-current
asset or a
non-current
liability if the remaining maturity of the instrument is more than 12 months and it is not due to be realized or settled within 12 months. Derivatives held for trading are classified as current assets or current liabilities.
Hedge accounting
The Group designates certain derivatives as hedging instruments in respect of foreign currency and interest rate risk, as fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.
At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationship meets all of the following hedge effectiveness requirements:

a.	there is an economic relationship between the hedged item and the hedging instrument;

b.	the effect of credit risk does not dominate the value changes that result from that economic relationship; and

c.
the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the Group adjusts the hedge ratio of the hedging relationship (i.e. rebalances the hedge) so that it meets the qualifying criteria again.
The Group designates the full change in the fair value of a forward contract (i.e. including the forward elements) as the hedging instrument for all of its hedging relationships involving forward contracts.
The Group designates only the intrinsic value of option contracts as a hedged item and excludes the time value of the option. The changes in the fair value of the aligned time value of the option are recognized in other comprehensive income and accumulated in the hedge reserve. If the hedged item is transaction-related, the time value is reclassified to profit or loss when the hedged item affects profit or loss. If the hedged item is time period related, then the amount accumulated in the hedge reserve is reclassified to profit or loss on a rational basis – the Group applies straight-line amortization. Those reclassified amounts are recognized in profit or loss in the same line as the related hedged item. If the hedged item is a non-financial
item, then the amount accumulated in the hedge reserve is removed directly from equity and included in the initial carrying amount of the recognized non-financial
item. Furthermore, if the Group expects that some or all of the loss accumulated in the hedge reserve will not be recovered in the future, that amount is immediately reclassified to profit or loss.
The Group designates certain derivatives as either:

a.
hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge). Where a derivative financial instrument is designated as a hedge against the fluctuation in fair value of a recognized asset or liability (fair value hedge), the gain or loss for re-measuring
the hedging instrument at fair value is recognized in the statement of profit and loss together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Consistently, the hedged items are adjusted to consider changes in fair value of the hedged risk. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognized in the statement of profit and loss. The gain or loss relating to the ineffective portion is recognized in the statement of profit and loss. Changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the statement of profit and loss. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortized to the statement of profit and loss over the period to maturity.

b.
hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge). Where a derivative financial instrument is designated as a hedge of foreign exchange rate or interest rate in relation to future cash flow (cash flow hedge), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income within equity. The gain or loss associated with an ineffective portion of a hedge is recognized in the statement

F-
22

of profit and loss. The cumulative gain or loss is removed from equity and recognized in the statement of profit and loss at the same time in which the hedged transaction affects the statement of profit and loss (as an adjustment to the caption of the statement of profit and loss affected by the hedged cash flows). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of profit and loss. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognized in the statement of profit and loss within ‘revenues’. However, when the forecast transaction that is hedged results in the recognition of a non-financial
asset (for example, inventory) or a
non-financial
liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of profit and loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of profit and loss.
Warrant liabilities
The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in
capital at the time of issuance. For issued or modified warrants that do not meet all of the criteria for equity classification, the warrants are recognized as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of liability-classified warrants are recognized as a non-cash
gain or loss in the statement of profit and loss. In order to determine their fair value, the Group’s public warrants are measured at their trading price and the Group’s private warrants are measured at fair value using a Monte Carlo Simulation model.
Cash and cash equivalents
Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less at the date of inception.
Inventories
Inventories are recognized at the lower of cost (acquisition or production) and net realizable value. Cost includes direct production costs and indirect costs that have been incurred in bringing the inventories to the location and condition necessary to be capable for their use in the production process. Cost is determined on a weighted average basis. Net realizable value is the estimated selling price less the estimated costs of completion and the estimated costs for sale and distribution.
Inventories are presented net of provisions for slow moving and obsolete inventories.
Employee benefits
Pension plans
Defined contribution plans -
Costs arising from defined contribution plans are expensed as incurred.
Defined benefit plans -
The Group’s net obligations are determined separately for each plan by estimating the present value of future benefits that employees have earned in the current and prior periods, and deducting the fair value of any plan assets.
The present value of defined benefit obligations is measured using actuarial techniques and benefits are attributable to periods in which the obligation to provide post-employment benefits arise by using the Projected Unit Credit Method. Actuarial assumptions are based on management’s best estimates. The components of defined benefit cost are recognized as follows:

•	the service costs are recognized in the consolidated statement of profit and loss in the personnel cost line item;

•	the net interest expense on the defined benefit liability is recognized in the consolidated statement of profit and loss within financial expenses;

•
the remeasurement components of the net obligation, which comprise actuarial gain and losses, are recognized immediately in other comprehensive income. These remeasurement components are not reclassified in the consolidated statement of profit and loss in a subsequent period.

Post-employment benefits include the Italian employee severance indemnity (“trattamento di fine rapporto” or “TFR”) obligation required under Italian Law. The amount of TFR to which each employee is entitled must be paid when the employee leaves the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions, the entitlement may be partially advanced to an employee during their working life.
The TFR scheme is classified as a defined contribution plan and the Group recognizes the associated costs over the period in which the employee renders service.
Other long-term employee benefits
The Group’s obligations represent the present value of future benefits that employees have earned in return for their service during the current and prior periods. Remeasurement components on other long-term employee benefits are recognized in the consolidated statement of profit and loss in the period in which they arise.

F-
23

Provisions for risks and charges
Provisions are recognized when the Group has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably. A restructuring provision is recognized when the Group has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.
Present obligations arising under onerous contracts are recognized and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.
Provisions for the costs to restore leased plant assets to their original condition, as required by the terms and conditions of the lease, are recognized when the obligation is incurred, either at the commencement date or as a consequence of having used the underlying asset during a particular period of the lease, at the directors’ best estimate of the expenditure that would be required to restore the assets. Estimates are regularly reviewed and adjusted as appropriate for new circumstances.
Treasury shares
Treasury shares are measured at purchase cost, as a reduction in shareholders’ equity. The nominal value of the treasury shares held is deducted directly from share capital. Gains and losses on disposal, net of income taxes, are recognized directly to equity.
Assets and disposal groups held for sale
Assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset or disposal group is available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such an asset or disposal group, and the sale is highly probable, with the sale expected to be completed within one year from the date of classification.
When the Group has determined that a subsidiary meets the criteria for held for sale, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling
interest in its former subsidiary after the sale.
Assets and disposal groups are not classified as held for sale within the comparative period presented for the Consolidated Statement of Financial Position.
Revenue recognition
Revenue mainly comprises sales of goods, together with income from associated services, and income from royalties and operating licenses.
Revenue is recognized when control over a product or service is transferred to a customer. Revenue is measured at the transaction price which is based on the amount of consideration that the Group expects to receive in exchange for transferring the promised goods or services to the customer and excludes any sales incentives, rebates or discounts (including end of season discounts offered by the retail channel), as well as taxes collected from customers that are remitted to government authorities.
Revenues from wholesale operations and direct sales to customers, through retail stores and online channels, are recognized at a point in time when control over a product is transferred to the customers. Revenues from sales of services are recognized when the Group satisfies its performance obligation. Under the Group’s standard contract terms, retail customers are entitled to a right of returns within 30 days, which enables them to receive a full or partial cash refund of the amount paid, a store coupon or another product in exchange. Exchanges of one product for another of the same type, quality, condition and price are not considered returns, unless product exchange occurs after 30 days from the original sale.
Wholesalers generally do not have a contractual right of return.
Provisions for returns are presented in the consolidated statement of financial position under liabilities with a corresponding adjustment to revenue in respect of future refunds. A corresponding asset (with an offsetting adjustment to cost of sales) representing the right to recover the goods from the client is also recognized.
The Group uses its historical experience to estimate the number of returns on a portfolio level using the expected value method.
Royalties received with respect to operating licenses are recognized in accordance with the contractual obligations specific to each agreement, which is generally when the sales occur for sales-based licensing agreements, otherwise over time as the performance obligations are satisfied for other types of licensing agreements.

F-
24

Payment for retail sales is typically required at the time of purchase or within 30 days, or, on occasion, in advance. Payment terms for wholesale sales are generally longer and the Group may adopt various measures aimed at ensuring collectability of the related consideration, such as requiring customers to provide advanced payments or financial guarantees, as well as performing credit analysis of customers and obtaining insurance over receivables.
Personnel costs
Personnel expenses primarily consist of wages and salaries, social contributions, pension plans and indemnities, share-based payments, severance indemnities and other long-term benefits, as well as costs for payroll taxes, uniforms, insurance and other benefits. Wages and salaries primarily include fixed remuneration, variable short-term remuneration plans, directors’ fees, costs related to employee profit-sharing and other incentive plans, and any associated payroll taxes.
Share-based payments
Cash-settled share-based payments
Where the Group issues cash-settled share-based transactions, the cost of the cash-settled transactions is initially valued at the fair value at the date the beneficiary is informed of their allocation. This fair value is recognized in the statement of profit and loss in the period until vesting, with the recognition of a corresponding liability. Until the liability is settled, the fair value is recalculated at each year-end
date and at the settlement date, charging the related changes to the statement of profit and loss.
Equity-settled share-based payments
Equity-settled share-based payments are accounted for in accordance with IFRS 2, which requires the Company to recognize share-based compensation expense based on the fair value of the awards granted. Compensation expense for the equity-settled awards containing market or non-market
performance conditions, as well as for the Escrow Shares issued as part of the Business Combination (as described in Note 1), is measured at the grant date fair value of the award using a Monte Carlo simulation model, which requires the input of assumptions, including the expected volatility of the Company’s shares, the dividend yield, interest rates and a correlation coefficient between the shares and the relevant market index. The fair value of equity awards which are conditional only on a recipient’s continued service to the Company is measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.
Share-based compensation expense relating to equity-settled share-based payments is recognized in the consolidated income statement over the service period with an offsetting increase to equity.
Income taxes
Income tax expense comprises the current and deferred tax expense.
Current tax
The tax currently payable is based on taxable profit for the year. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority.
Deferred tax
Deferred tax is calculated using the liability method on all temporary differences between the carrying amount recorded in the consolidated balance sheet and the tax value of assets and liabilities, except for goodwill that is not deductible for tax purposes and certain other exceptions. The valuation of deferred tax balances depends on the way in which the Group intends to recover or settle the carrying amount of assets and liabilities, using tax rates that have been enacted or substantively enacted at the end of the reporting period.
Deferred tax assets and liabilities are not discounted and are presented separately in the balance sheet within non-current
assets and liabilities. A deferred tax asset is recognized on deductible temporary differences and for tax loss carry-forwards and tax credits to the extent that their future offset is probable. A deferred tax liability is recognized on taxable temporary differences relating to investments in subsidiaries and associates unless the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.
Earnings per share
Basic earnings per share
Basic earnings per share is calculated by dividing the profit or loss attributable to shareholders of the parent company by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares.
Diluted earnings per share
Diluted earnings per share is calculated by dividing the profit or loss attributable to holders of the parent company, excluding treasury shares, by the weighted average number of ordinary shares outstanding, taking into account all dilutive potential ordinary shares. To calculate diluted earnings per share, the weighted average number of shares outstanding is adjusted assuming the conversion of all potential shares with dilutive

F-2
5

effects, and the entity’s net profit is adjusted to take into account any effects, net of taxes, of the conversion.
In accordance with IAS 33 -
Earnings per share
, for the calculation of both basic earnings per share and diluted earnings per share the number of ordinary and potential ordinary shares outstanding for all periods reflects the Share Split.
Dividend distribution
Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.
Segment information
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.
Rounding
All amounts disclosed in the financial statements and notes have been rounded to the nearest thousand Euro unless otherwise stated.

4.	Use of estimates
The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of estimates, judgements and assumptions that affect the carrying amounts of assets and liabilities (as well as the assessment of contingent assets and liabilities) and the amount of income and expenses recognized. The estimates and associated assumptions are based on historical experience and on any other factors that are considered to be relevant. Actual results might not fully correspond to estimates.
The estimates and underlying assumptions are reviewed continuously by the Group. The effects of any changes to accounting estimates are recognized in the consolidated statement of profit and loss in the period in which the adjustment is made, or prospectively in future periods.
The items requiring estimates for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below.
Impairment of
non-current
assets with definite useful lives
Non-current
assets with definite useful lives include property, plant and equipment, right-of-us
assets, investment property and intangible assets. The Group periodically reviews the carrying amount of non-current
assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.
Recoverability of goodwill and brands with indefinite useful life
In accordance with IAS 36 —
Impairment of Assets (“IAS 36”)
, goodwill and brands with indefinite useful life are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired. The impairment test is performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value, less costs of disposal and its value in use.

F-2
6

Recoverability of deferred tax assets
The deferred tax assets are recognized on the premise that it is more likely than not that the Group will be able to generate sufficient and suitable future taxable profits from which the reversal of the asset can be deducted. If the Group is unable to generate sufficient taxable profits in certain jurisdictions, or if there is a significant change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, the Group could be required to write-off
any deferred tax assets, resulting in an increase in its effective tax rate and an adverse impact on future operating results.
Derivatives
Fair value of derivatives not traded in an active market is determined using a mark-to-model
valuation technique. Where active markets exist for its component parts, then fair value is determined on the basis of the relevant market prices for the component parts.
Financial liabilities for put options granted to
non-controlling
interests are measured based on the present value of the exercise price of the option. The liability is subsequently remeasured at fair value at the end of each period.
Valuation techniques that are based on significant inputs that are observable are referred to as Level 2 valuations, while those based on techniques that use significant unobservable inputs are referred to as Level 3 valuations. Estimates and assumptions are made with the support of the corporate functions and, where appropriate, of independent specialists, and are regularly reviewed.
Provisions for obsolete inventory
Since the Group’s products are subject to market trends and changes in fashion trends, product inventories at the end of the season are subject to impairment. Specifically, the provision for obsolete inventory of finished products reflects management’s estimate of the expected impairment losses on the products of the collections of previous seasons, considering the ability to sell them through the Group’s various distribution channels.
Generally, impairment assumptions involve percentages of impairment that become greater the older the collections are, so as to reflect the decline in selling prices in secondary channels (mainly outlets), and on the other hand, the decrease in the probability of selling them as time goes by.
The provision for obsolete raw materials reflects management’s estimates of the decline in the probability they will be used based on the calculation of slow-moving raw materials.
Provision for risks
The Group recognizes a liability when facing legal and tax disputes and lawsuits if it believes it is probable that they will require an outflow of financial resources and a reliable estimate can be made of the amount of the potential losses. Given the uncertainty surrounding the outcome of these proceedings, it is hard to reliably estimate the outflow of resources that will be required to settle them, therefore the amount of the provisions for legal and tax disputes may change as a result of future developments in the outstanding proceedings. The Group monitors the status of ongoing lawsuits and proceedings and consults with its legal advisors as well as legal and tax experts.
Fair value estimates
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. IFRS 13 —
Fair value measurement
(“IFRS 13”) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Warrants
Warrants give the holder the right, but not the obligation, to subscribe to the Company’s shares at a fixed price for a specified period of time and subject to the terms of redemption. Until warrant holders acquire the Company’s ordinary shares upon exercise of such warrants, they will have no rights with respect to the Company’s shares. These instruments, principally due to an option to replace them upon specific events, including share dividends, extraordinary dividends or reorganizations, which results in the Company delivering a variable number of shares, are accounted for as a current financial liability through profit and loss in accordance with the provisions of IAS 32.
Management measured the public warrants at fair value by using the Euro equivalent of the closing price of warrants on the NYSE. Management estimated the fair value of the private warrants by Monte Carlo simulation model, using as key inputs the Company’s share price, risk-free rate, implied public warrant volatility, the warrants’ maturity, and the public warrants’ market price.

F-2
7

5.	Business combinations
See Note 1 -
General information
for a description of the Business Combination between Zegna and IIAC completed on December 17, 2021.
A summary of the Group’s other business combinations for the year ended December 31, 2021 is provided below. All business combinations have been recognized in accordance with IFRS 3.
Acquisition of Tessitura Ubertino
On June 4, 2021 the Group acquired 60% of Tessitura Ubertino, a company active in the textile business. As a result of acquisition, the Group has expanded its textile activities and product offering. Details of the purchase consideration, the net assets acquired and goodwill are as follows:

(Euro thousands)	At acquisition date
Consideration paid	5,880
Contingent consideration	1,170

Total consideration	7,050

A portion of the consideration for the acquisition, amounting to Euro 1,170 thousand, will be payable in cash in 2022 and 2023 if Tessitura Ubertino achieves certain predetermined operating performance targets during the years ended December 31, 2021 and 2022. The contingent consideration was recognized within other current liabilities at December 31, 2021.

(Euro thousands)	Fair value at acquisition date
Cash and cash equivalents	2,366
Trade receivables	1,681
Inventories	1,564
Other current assets	626
Property, plant and equipment	641
Intangible assets	4,200
Account payables	(1,872)
Other current liabilities	(712)
Employee benefits	(272)
Deferred tax liabilities	(1,172)

Net identifiable assets acquired	7,050

Less: Non-controlling interests	(2,820)

Goodwill	2,820

Net assets acquired including goodwill	7,050

Goodwill arising from the acquisition of Euro 2,820 thousand is primarily attributable to the expected synergies from combining operations of the acquiree and the acquirer. The goodwill is not deductible for tax purposes. Minor acquisition-related costs were expensed and recorded within purchased, outsourced and other costs in the consolidated statement of profit and loss.
The Group elected to recognize
non-controlling
interests at its proportionate share of the acquired net identifiable assets.
The details of the net cash outflows related to the acquisition are shown below:

At acquisition date
Consideration paid	(5,880)
Cash and cash equivalents acquired	2,366

Net cash outflow - Investing activities	(3,514)

Tessitura Ubertino contributed revenues of Euro 5,625 thousand and profit for the year of Euro 561 thousand to the Group for the period from June 4, 2021 (the acquisition date) to December 31, 2021. If the acquisition had occurred on January 1, 2021, the consolidated statement of profit and loss would have included additional revenues for Euro 3,987 thousand and profit for the year of Euro 674 thousand.

F-2
8

Contingent consideration relating to the acquisition of Gruppo Dondi S.p.A.
In 2021 the Group paid contingent consideration of Euro 710 thousand relating to the acquisition of Gruppo Dondi S.p.A. (“Dondi”), which was completed in July 2019, based on the achievement of certain predetermined performance targets by Dondi.

6.	Segment reporting
The Group has determined the operating segments based on the reports reviewed by the Board of Directors, which is considered the Chief Operating Decision Maker (“CODM”) as defined under
IFRS 8 — Operating
Segments
(“IFRS 8”), for the purposes of allocating resources and assessing the performance of the Group.
The Group is organized in two operating and reportable segments, based on a brand perspective, as described below:

1.	Zegna Segment — Includes all activities related to the Zegna Branded Products, Textile and Third Party Brands (previously referred to as Strategic Alliances) product lines.

2.	Thom Browne Segment — Includes all activities related to the Thom Browne brand.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the key profit measure used by the CODM to assess performance and allocate resources to the Group’s operating segments, as well as to analyze operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is defined as profit or loss before income taxes, financial income, financial expenses, exchange gains/(losses), result from investments accounted for using the equity method and impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of ongoing operational activities, including costs related to the Business Combination, severance indemnities and provision for severance expenses, impairment of property, plant and equipment and right-of-use
assets, certain costs related to lease agreements and certain other items.
Transactions between segments are processed at arm’s length and primarily relate to intersegment sale. No allocations of common costs are made across the segments.
No measures of assets or liabilities by segment are reported to the CODM. Therefore, the related information is not provided.
The following tables summarize selected financial information by segment for the years ended December 31, 2021, 2020 and 2019.

(Euro thousands)	For the year ended December 31, 2021
	Zegna	Thom Browne	Intercompany eliminations	Group Consolidated
Revenues with third parties	1,029,005	263,397	—	1,292,402
Inter-segment revenues	6,170	669	(6,839)	—

Revenues	1,035,175	264,066	(6,839)	1,292,402

Depreciation and amortization	(137,502)	(17,173)	—	(154,675)
Adjusted EBIT	111,018	38,097	—	149,115
Costs related to the Business Combination (1)				(205,059)
Costs related to lease agreements (2)				(15,512)
Severance indemnities and provision for severance expenses				(8,996)
Impairment of property, plant and equipment and right-of-use assets (3)				(8,692)
Other adjustments (4)				(4,884)
Financial income				45,889
Financial expenses				(43,823)
Foreign exchange gains/(losses)				(7,791)
Result from investments accounted for using the equity method				2,794

Loss before taxes				(96,959)

9

(1)	Costs related to the Business Combination include:
a)
Euro 114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired, in accordance with IFRS 2. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss.

b)
Euro 37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss.

c)
Euro 34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss.

d)
Euro 10,916 thousand for the Zegna family’s grant of a Euro 1,500 special gift to each employee of the Zegna group as result of the Company’s listing completed on December 20, 2021. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss.

e)
Euro 5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss. For additional information please refer to Note 42 -
Related party transactions
.

f)
Euro 1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive
directors. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss.

g)
Euro 566 thousand related to the
write-off
of
non-refundable
prepaid premiums for directors’ and officers’ insurance. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss.

(2)
Costs related to lease agreements for the year ended December 31, 2021, include (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss). Costs related to lease agreements for the year ended December 31, 2020 include €3,000 thousand for legal expenses related to a lease agreement in the UK, incurred in the second half of 2020 (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).

(3)	Includes impairment relating to the Group’s DOSs.
(4)
Other adjustments for the year ended December 31, 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona (both of which are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss).

F-
30

(Euro thousands)	For the year ended December 31, 2020
	Zegna	Thom Browne	Intercompany eliminations	Group Consolidated
Revenues with third parties	835,244	179,489	—	1,014,733
Inter-segment revenues	8,074	305	(8,379)	—

Revenues	843,318	179,794	(8,379)	1,014,733

Depreciation and amortization	(153,962)	(12,243)	—	(166,205)
Adjusted EBIT	(8,981)	28,994	—	20,013
Donations related to the COVID-19 pandemic				(4,482)
Costs related to lease agreements				(3,000)
Impairment of property, plant and equipment and right-of-use assets				(19,725)
Severance indemnities and provision for severance expenses				(12,308)
Impairment on held for sale assets				(3,053)
Financial income				34,352
Financial expenses				(48,072)
Foreign exchange gains/(losses)				13,455
Result from investments accounted for using the equity method				(4,205)
Impairments of investments accounted for using the equity method				(4,532)

Loss before taxes				(31,557)

(Euro thousands)	For the year ended December 31, 2019
	Zegna	Thom Browne	Intercompany eliminations	Group Consolidated
Revenues with third parties	1,160,731	160,596	—	1,321,327
Inter-segment revenues	5,180	604	(5,784)	—

Revenues	1,165,911	161,200	(5,784)	1,321,327

Depreciation and amortization	(160,381)	(7,829)	—	(168,210)
Adjusted EBIT	91,385	15,889	—	107,274
Impairment of property, plant and equipment and right-of-use assets				(8,858)
Severance indemnities and provision for severance expenses				(9,777)
Financial income				22,061
Financial expenses				(37,492)
Foreign exchange gains/(losses)				(2,441)
Result from investments accounted for using the equity method				(1,534)

Profit before taxes				69,233

F-
31

The following table summarizes
non-current
assets (other than financial instruments and deferred tax assets) by geography at December 31, 2021 and 2020.

(Euro thousands)	At December 31,
	2021	2020
EMEA (1)	273,926	355,668
of which Italy	166,467	185,085
North America (2)	507,379	572,384
of which United States	503,496	534,472
Latin America (3)	4,690	5,625
APAC (4)	143,616	121,057
of which Greater China Region	70,828	93,225
of which Japan	22,387	6,219

Total non-current assets (other than financial instruments and deferred tax assets)	929,611	1,054,734

(1)	EMEA includes Europe, the Middle East and Africa.
(2)	North America includes the United States of America and Canada.
(3)	Latin America includes Mexico, Brazil and other Central and South American countries.
(4)	APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

7.	Revenues
Zegna generates revenues primarily from the sale of its products (net of returns and discounts), as well as from fees for services provided, royalties received from third parties and licensees.
The following table provides a breakdown of revenues by product line:

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
Zegna branded products	847,311	636,478	919,545
Thom Browne	263,397	179,490	160,595
Textile	102,244	87,615	108,513
Third Party Brands	74,957	82,273	91,720
Agnona	1,191	12,389	17,691
Other	3,302	16,488	23,263

Total revenues	1,292,402	1,014,733	1,321,327
The following table provides a breakdown of revenues by sales channel:

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
Direct to Consumer (DTC) - Zegna branded products	712,862	527,972	743,012
Direct to Consumer (DTC) - Thom Browne branded products	138,567	85,268	61,045

Total Direct to Customer (DTC)	851,429	613,240	804,057
Wholesale Zegna branded products	134,449	108,506	176,533
Wholesale Thom Browne branded products	124,830	94,222	99,550
Wholesale Third Party Brands and Textile	177,201	169,888	200,233
Wholesale Agnona	1,191	12,389	17,691

Total Wholesale	437,671	385,005	494,007
Other	3,302	16,488	23,263

Total revenues	1,292,402	1,014,733	1,321,327

F-
32

The following table provides a breakdown of revenues by geographic area:

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
EMEA (1)	380,325	315,879	431,384
of which Italy	158,722	121,202	140,676
of which UK	37,682	32,985	58,012
North America (2)	191,283	131,049	233,327
of which United States	176,059	114,818	205,744
Latin America (3)	19,971	12,915	25,404
APAC (4)	696,344	551,650	626,059
of which Greater China Region	588,876	438,193	458,294
of which Japan	55,479	61,523	90,240
Other (5)	4,479	3,240	5,153

Total revenues	1,292,402	1,014,733	1,321,327

(1)	EMEA includes Europe, the Middle East and Africa.
(2)	North America includes the United States of America and Canada.
(3)	Latin America includes Mexico, Brazil and other Central and South American countries.
(4)	APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)	Other revenues mainly include royalties and certain sales of old season products.

8.	Other income
Other income mainly consists of miscellaneous income that is not directly attributable to the sale of the Group’s goods or services, royalties or operating licenses, such as income from the sale of advertising materials, tax refund commissions and other miscellaneous income. Other income for the year ended December 31, 2021 also includes income of Euro 1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States.

9.	Cost of raw materials and consumables
The following table provides a breakdown for cost of raw materials and consumables:

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
Raw materials	(108,442)	(108,130)	(139,965)
Finished goods	(161,731)	(130,006)	(141,512)
Consumables	(12,951)	(10,909)	(14,067)
Change in raw materials, consumables and finished goods	(24,822)	131	(9,991)
Other	(1,663)	(1,655)	(4,266)

Total cost of raw materials and consumables	(309,609)	(250,569)	(309,801)

F-
33

10.	Purchased, outsourced and other costs
The following table provides a breakdown for purchased, outsourced and other costs:

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
Consultancy fees and corporate bodies fees	(75,737)	(33,706)	(38,460)
Advertising and marketing expenses	(57,224)	(47,467)	(60,789)
Lease expenses	(56,345)	(32,755)	(68,248)
Outsourcing of production	(53,402)	(59,411)	(74,829)
Freight, insurance and selling expenses	(49,241)	(55,905)	(67,477)
Utilities	(26,710)	(22,423)	(26,063)
Maintenance costs	(14,610)	(14,993)	(12,672)
Royalties	(4,258)	(5,982)	(4,880)
Other services	(16,102)	(14,284)	(18,279)

Total purchased, outsourced and other costs	(353,629)	(286,926)	(371,697)
Consultancy fees and corporate bodies fees for the year ended December 31, 2021 include Euro 34,092 thousand for bank services, legal advisors and other consultancy services relating to the Business Combination. See Note 1 -
General information
for a description of the Business Combination.
Other services mainly include costs for postal services, telephone and communication, training and other external services.
The following table provides a breakdown for lease expenses:

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
Rent reductions	12,877	24,931	—
Variable lease payments	(63,421)	(54,665)	(63,361)
Expenses relating to short-term leases	(5,697)	(2,260)	(4,029)
Expenses relating to low value leases	(104)	(761)	(858)

Total lease expenses	(56,345)	(32,755)	(68,248)
The Group’s variable lease payments are typically linked to sales without a guaranteed minimum.
In 2021 and 2020 lease payments reflect Euro 12,877 thousand and Euro 24,931 thousand, respectively, of rent reductions from lessors, recognized in accordance with the specific amendments to IFRS 16 adopted in 2021 and 2020 as a result of the
COVID-19
pandemic.
For lease payments not required to be capitalized as
right-of-use
assets under IFRS 16 (short term and low value leases), the costs are recognized as the lease expenses are incurred.

11.	Personnel costs
The following table provides a breakdown for personnel costs:

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
Wages and salaries	(271,767)	(209,965)	(250,196)
Social contributions, pension plans and indemnities	(51,725)	(50,750)	(61,156)
Share-based payments	(16,290)	—	—
Severance indemnities	(8,996)	(12,308)	(9,778)
Other long-term benefits	(8,702)	—	—
Uniforms	(4,434)	(5,013)	(8,481)
Insurances and other benefits	(2,455)	(3,142)	(1,460)
Other payroll expenses	(3,393)	(1,481)	(873)

Total personnel costs	(367,762)	(282,659)	(331,944)

F-
34

Wages and salaries for the year ended December 31, 2021 include Euro 10,916 thousand relating to a Euro 1,500 special gift to each employee of the Group as a result of the Company’s listing on the NYSE on December 20, 2021 (Monterubello agreed to reimburse the cost incurred by the Group as an equity contribution, which was received in February 2022, see also Note 42 -
Related party transactions
). Wages and salaries for the year ended December 31, 2020 were impacted by several actions taken in 2020 in response to
COVID-19
(many of which were partially or fully reversed in 2021), including the impact of furlough and other temporary layoff measures taken at our DOSs, cuts on senior and mid-level
manager salaries and permanently reduced headcount in certain business functions.
Share-based payments in 2021 include (i) Euro 6,138 thousand relating to long-term incentives granted to the Group’s Chief Executive Officer (“CEO”) that vest in three tranches in 2022, 2023 and 2024 subject to the achievement of certain performance and service conditions; (ii) Euro 5,380 thousand relating to the grant of performance share units, which each represent the right to receive one Zegna ordinary share, to some Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain performance and service conditions, (iii) Euro 1,236 thousand related to 800,000 private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive
directors and (iv) Euro 3,536 thousand for other equity incentives to key management. For additional information related to these awards and other incentives awarded to the key management please refer to Note 42 -
Related party transactions
and for additional information related to the Business Combination please refer to Note 1 -
General information
.
Other long-term benefits include Euro 8,702 thousand relating to bonuses earned by certain of Zegna’s senior management team (excluding the CEO) which will be paid in 2024.
Severance indemnities include restructuring costs related to supply chain (Euro 7,828 thousand in 2021, Euro 1,599 thousand in 2020 and Euro 6,935 thousand in 2019), to distribution companies and headquarter functions (Euro 1,168 thousand in 2021, Euro 5,371 thousand in 2020 and Euro 2,827 thousand in 2019) and to the woman division business (nil in 2021, Euro 3,407 thousand in 2020 and Euro 16 thousand in 2019), as well as a provision for severance indemnities (nil in 2021, Euro 1,931 thousand in 2020 and nil in 2019).

12.	Depreciation, amortization and impairment of assets
The following table provides a breakdown for depreciation, amortization and impairment of assets:

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
Depreciation and amortization	(154,195)	(166,205)	(168,210)
Of which:
Right-of-use assets	(105,779)	(108,510)	(110,166)
Property, plant and equipment and investment property	(37,919)	(46,280)	(45,773)
Intangible assets with a finite useful life	(10,497)	(11,415)	(12,271)
Impairment	(9,172)	(19,725)	(8,858)
Of which:
Right-of-use assets	(6,486)	(15,716)	(7,980)
Property, plant and equipment	(2,647)	(4,011)	(817)
Intangible assets	(39)	2	(61)

Total depreciation, amortization and impairment of assets	(163,367)	(185,930)	(177,068)
The impairment of
right-of-use
assets and property, plant and equipment primarily relates to the impairment of directly operated stores that are part of the Zegna Segment. Impairments of right-of-use
assets and property, plant and equipment for the year ended December 31, 2020 include the effects of the
COVID-19
pandemic on the Group’s operations and primarily to stores in Hong Kong that are part of the Zegna Segment, due to ongoing developments in the area that could affect future cash flow generation.

F-3
5

13. Write downs and other provisions
The following table provides a breakdown for write downs and other provisions:

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
Provision for legal expenses	(12,257)	(2,484)	409
Agnona disposal and write downs	(6,150)	(988)	—
Provision for restoration obligations for leased stores	(349)	(1,992)	(2,331)
Reversal/(Loss) allowance on trade receivables	498	(3,636)	(727)
Other provisions	(1,229)	2,922	1,632

Total write downs and other provisions	(19,487)	(6,178)	(1,017)
On February 17, 2022, an unfavorable judgment was handed down against the Group in respect of a legal claim related to a lease agreement in the US, resulting in the recognition of an additional provision of Euro 12,192 thousand. At December 31, 2021 the total provision for the legal claim amounted to Euro 28,254 thousand (USD 32,000 thousand), reflecting management’s best estimate of the obligation based on the current facts and circumstances. The Group has appealed the decision and no payments have yet been made to the claimant pending outcome of the appeal.
Agnona disposal and write downs includes Euro 6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was
required to compensate Agnona in accordance with the terms of the related sale agreement, as well as Euro 144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona.
Other provisions for both periods include releases of previously recognized provisions.
14. Other operating costs
The following table provides a breakdown for other operating costs:

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
Costs related to the Business Combination	(152,869)	—	—
Bank fees	(8,939)	(6,665)	(10,046)
Travel expenses	(7,919)	(5,886)	(17,117)
Indirect taxes	(3,327)	(3,541)	(6,459)
Gifts, associations and donations	(2,891)	(10,834)	(12,338)
Stationary and other materials	(1,766)	(1,904)	(1,502)
Losses on disposals of assets	(1,153)	(1,091)	(970)
Other operating co s ts	(1,972)	(478)	(602)

Total other operating costs	(180,836)	(30,399)	(49,034)
Costs related to the Business Combination include (i) Euro 114,963 thousand relating to the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired, accounted for in accordance with IFRS 2 and measured based on the closing price of IIAC’s shares of $10.14 per share on December 17, 2021, and (ii) Euro 37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow, accounted for in accordance with IFRS and measured using a Monte Carlo simulation model. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period. For additional information related to the Business Combination please refer to Note 1 -
General information
.
Gifts, associations and donations in 2020 includes contributions to Fondazione Zegna for Euro 200 thousand in 2020 (Euro 999 thousand in 2019), as well as donations amounting to Euro 4,482 to support the Civil Protection in Italy and other initiatives during the
COVID-19
pandemic period.

F-3
6

15. Financial income, financial expenses and exchange gains/(losses)
The following table provides a breakdown for financial income, financial expenses and exchange gains/(losses):

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
Financial income
Options - Changes in fair value	20,675	17,743	—
Fixed-income securities	17,845	10,812	11,364
Hedging operations	661	358	843
Interest on financial other assets	1,881	2,462	3,665
Interest on financial receivables/loans	583	1,391	2,494
Derivative financial instruments	2,760	—	2,986
Other financial income	1,484	1,586	709

Total financial income	45,889	34,352	22,061

Financial expenses
Options - Changes in fair value	(13,391)	(15,729)	(4,154)
Hedging operations	(7,044)	(6,716)	(11,386)
Interest and financial charges for lease liabilities	(8,982)	(10,615)	(11,522)
Warrants - Changes in fair value	(4,137)	—	—
Fixed-income securities	(3,902)	(8,272)	(2,346)
Interest on bank loans and overdrafts	(2,845)	(3,765)	(5,248)
Interest expenses on interest rate swaps	(2,076)	(2,002)	(1,987)
Derivative financial instruments	—	(380)	—
Other financial exp e nses	(1,446)	(593)	(849)

Total financial expenses	(43,823)	(48,072)	(37,492)

Foreign exchange (losses)/gains	(7,791)	13,455	(2,441)
Financial income and financial expenses relating to options represent the fair value changes during the period in the value of the put options owned by the non-controlling
interests in the Group’s investments in Thom Browne, Dondi and Lanificio, as well as the remeasurement of cash-settled share-based payments. For the year ended December 31, 2021, financial income relating to options related to a gain of Euro 20,675 thousand recognized following the purchase of an additional 5% of the Thom Browne Group on June 1, 2021, as further described in Note 34 -
Other current and
non-current
financial liabilities
. The put option relating to the remaining 10% of
non-controlling
interest was remeasured at fair value at December 31, 2021, resulting in an increase in the liability and financial expenses of Euro 7,833 thousand. Financial expenses relating to options also include Euro 3,523 thousand related to the Lanificio put option, which was exercised by the Group in July 2021, and Euro 2,035 related to the Dondi put option. For the year ended December 31, 2020, financial income relating to options primarily relates to the Lanificio put option and financial expenses relating to options primarily relate to the Thom Browne put option. See Note 34 -
Other current and
non-current
financial liabilities
for additional details relating to the Group’s written put options on non-controlling
interests.
Financial income and financial expenses relating to fixed income securities primarily relate to fixed income investments and insurance contracts held by the Group.
Interest on bank loans and overdrafts mainly includes interest expenses on bank loans.
Other financial income for the year ended December 31, 2020 includes a Euro 1,000 thousand gain deriving from contingent consideration relating to the Dondi acquisition that will not be payable by the Group as the defined performance targets were not met by Dondi.
Foreign exchange losses

and gains
 for the years ended December 31, 2021, 2020 and 2019, amounted to losses
of Euro 7,791
 thousand, gains of Euro
13,455 thousand and losses of Euro 2,441 thousand, respectively. Foreign exchange gains and losses primarily relate to exchange rate effects deriving from the remeasurement of the put options owned by the non-controlling
interests in the Group’s investments.

F-3
7

16. Income taxes
The following table provides a breakdown for income taxes:

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
Current taxes	(47,882)	(24,928)	(31,557)
Deferred taxes	17,180	9,945	(12,237)

Income taxes	(30,702)	(14,983)	(43,794)
The table below provides a reconciliation between actual income taxes and the theoretical income taxes, calculated on the basis of the applicable corporate tax rate in effect in Italy, which was 24.0
%
for each of the years ended December 31, 2021, 2020 and 2019.

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
(Loss)/Profit before taxes	(96,959)	(31,557)	69,233
Theoretical income tax benefit/(expense) - tax rate 24%	23,270	7,574	(16,616)
Tax effect on:
Non-deductible costs	(23,863)	(10,353)	(7,349)
Patent box impact	—	1,497	1,545
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	(2,849)	20,321	(3,177)
Taxes relating to prior years	(2,668)	(197)	192
Deferred tax assets not recognized	(14,978)	(25,727)	(9,386)
Withholding tax on earnings	(9,027)	(6,221)	(5,366)
Other tax items	449	(727)	(1,482)

Total tax expense, excluding IRAP	(29,666)	(13,833)	(41,639)
Effective tax rate, excluding IRAP	(30.6)%	(43.8)%	60.1%
Italian regional income tax expense (IRAP)	(1,036)	(1,150)	(2,155)

Total income tax	(30,702)	(14,983)	(43,794)
In order to facilitate the understanding of the tax rate reconciliation presented above, income tax expense has been presented net of other taxes paid abroad and of the Italian Regional Income Tax (“IRAP”). IRAP is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. The applicable IRAP rate was 5.57
%
for the Parent Company and 3.9
%
for the other Italian components, for each of the years ended December 31, 2021, 2020 and 2019.
Income taxes for 2019 include benefits from the application of the Patent Box tax regime in Italy for certain trademarks, designs and models in the Group’s portfolio. The request for renewal of the Patent Box tax regime in 2020 was sent to the Italian tax authorities and the outcome is pending at December 31, 2021. The Group also applied for the Patent Box tax regime for the period from 2017 to 2021 for certain Italian companies of the Group; however, the application as to whether the regime may be claimed for specific goods remains ongoing.
The Patent Box tax regime was recently revised following the Law Decree (Decree) n. 146 enacted by the Italian authorities, which became effective on October 22, 2021 and was amended by the 2022 Italian budget law, and the new regime no longer provides for a partial exemption of the business income derived from the use of qualified intangible assets. Under the new regime, the amount of qualifying expenses, relevant for both IRES and IRAP purposes, is increased by 110%. Specific transitional rules regulate the transition from the previous Patent box tax regime to the new regime.
Deferred tax assets and deferred tax liabilities
Deferred taxes reflect the net tax effect of temporary differences between the book value and the taxable amount of assets and liabilities. The accounting of assets for deferred taxes was duly adjusted to take account of the effective possibility to be realized.
The Group’s Italian entities participate in a group Italian tax consolidation under the Ermenegildo Zegna NV, and may therefore offset taxable income against tax losses of the companies participating in the Italian tax consolidation regime.

F-3
8

The following tables provide a breakdown for deferred tax assets and deferred tax liabilities:

(Euro thousands)	At December 31, 2020	Recognized in profit and loss	Recognized in comprehensive income	Exchange differences and other	Disposition	At December 31, 2021
Deferred tax assets arising on:
Employee benefits	3,900	626	—	142	(3)	4,665
Property plant and equipment	10,124	1,245	—	—	(262)	11,107
Right-of-use assets	2,289	121	—	175	—	2,585
Intangible assets	3,297	(51)	—	—	—	3,246
Provision for obsolete inventory	33,793	6,082	—	2,897	—	42,772
Tax provisions	4,114	(1,360)	—	97	—	2,851
Financial assets	1,477	56	—	—	—	1,533
Tax losses	9,794	26,972	—	—	—	36,766
Other	3,113	(428)	—	—	—	2,685

Total deferred tax assets	71,901	33,263	—	3,311	(265)	108,210
Deferred tax liabilities arising on:
Property plant and equipment	23,391	9,288	—	1,844	(34,523)	—
Right-of-use assets	1,195	183	—		(1,359)	19
Intangible assets	40,039	4,246	—	1,135	—	45,420
Financial assets fair value	1,776	683	2	—	—	2,461
Other	4,327	1,683	(66)	—	—	5,944
Total deferred tax liabilities	70,728	16,083	(64)	2,979	(35,882)	53,844

(Euro thousands)	At December 31, 2019	Recognized in profit and loss	Recognized in comprehensive income	Exchange differences and other	At December 31, 2020
Deferred tax assets arising on:
Employee benefits	5,104	(1,169)	(61)	26	3,900
Property plant and equipment	2,514	7,773	—	(163)	10,124
right-of-use assets	1,944	394	—	(49)	2,289
Intangible assets	1,811	1,486	—	—	3,297
Provision for obsolete inventory	26,579	7,073	—	141	33,793
Tax provisions	1,384	2,730	—	—	4,114
Financial assets	1,448	29	—	—	1,477
Tax losses	9,750	893	—	(849)	9,794
Other	9,077	(7,678)	—	1,714	3,113

Total deferred tax assets	59,611	11,531	(61)	820	71,901
Deferred tax liabilities arising on:
Property plant and equipment	25,233	(3,535)	—	1,693	23,391
Right-of-use assets	1,008	187	—	—	1,195
Intangible assets	44,495	(1,063)	—	(3,393)	40,039
Financial assets fair value	2,173	(397)	—	—	1,776
Other	3,243	6,394	—	(5,310)	4,327

Total deferred tax liabilities	76,152	1,586	—	(7,010)	70,728
The decision to recognize deferred tax assets is made for each company in the Group by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts from budgets and business plans. Deferred tax assets and deferred tax liabilities of the individual companies are offset where they may be legally offset and management has the intention to settle them through netting.

9

The following table provides the details of tax losses carried forward for which no deferred tax assets were recognized:

(Euro thousands)	At December 31,
	2021	2020
Expiry within 1 year	4,587	5,320
Expiry 1-5 years	33,108	37,855
Expiry over 5 years	73,856	61,406
No expiration	188,922	119,733

Total tax losses carried forward	300,473	224,314

17.	Earnings per share
Basic and diluted earnings per share were calculated as the ratio of net profit or (loss) attributable to the shareholders of the Company by the weighted average number of outstanding shares (basic and diluted) of the Company.
In accordance with IAS 33 -
Earnings per share
, for the calculation of both basic earnings per share and diluted earnings per share the number of ordinary and potential ordinary shares outstanding for all periods reflects the Share Split performed as part of the Business Combination. For additional information related to the Business Combination please refer to Note 1 -
General information
.
The following table summarizes the amounts used to calculate basic and diluted earnings per share:

(Euro thousands)	For the years ended December 31,
	2021	2020	2019
(Loss)/Profit for the year attributable to shareholders of the Parent Company	(136,001)	(50,577)	21,749
Weighted average number of shares for basic earnings per share	203,499,933	201,489,100	201,561,100
Weighted average number of shares for diluted earnings per share	203,499,933	201,489,100	201,561,100

Basic earnings per share in Euro	(0.67)	(0.25)	0.11
Diluted earnings per share in Euro	(0.67)	(0.25)	0.11
For the year ended December 31, 2021, as a result of the loss for the year, in accordance with IAS 33, the theoretical effect that would arise if all the outstanding stock options and warrants were exercised (represented by 1,417,947 weighted average potentially diluted shares) were not taken into consideration in the calculation of diluted loss per share as this would have had an anti-dilutive effect. For the years ended December 31, 2020 and 2019, diluted earnings per share is equal to basic earnings per share as there were no potentially dilutive instruments.

F-
40

18. Intangible assets
The following table provides a breakdown for intangible assets:

(Euro thousands)	Goodwill	Brands with an indefinite useful life	Concessions, licenses, trademarks and patents	Other intangible assets	Intangible assets in progress	Total
Historical cost at January 1, 2020	226,062	160,164	45,928	119,096	296	551,546
Additions	—	—	1,658	7,398	2,468	11,524
Disposals	—	—	—	(4,319)	—	(4,319)
Exchange differences	(17,181)	(13,531)	(327)	(1,666)	—	(32,705)
Reclassifications to assets held for sale	—	—	(629)	(1,889)	—	(2,518)
Other movements and reclassifications	—	—	185	33	(218)	—

Balance at December 31, 2020	208,881	146,633	46,815	118,653	2,546	523,528
Additions	—	—	2,895	10,712	4,508	18,115
Disposals	—	—	(6,572)	(6,556)	(19)	(13,147)
Exchange differences	15,529	12,231	476	1,715	61	30,012
Business combinations	2,820	—	—	4,200	—	7,020
Disposition	—	—	(18)	(2,656)	(915)	(3,589)
Other movements and reclassifications	—	—	1,407	593	(2,000)	—

Balance at December 31, 2021	227,230	158,864	45,003	126,661	4,181	561,939

Accumulated amortization at January 1, 2020	—	—	(37,719)	(93,845)	—	(131,564)
Amortization	—	—	(1,863)	(9,552)	—	(11,415)
Disposals	—	—	—	4,316	—	4,316
Exchange differences	—	—	20	1,100	—	1,120
Reclassifications to assets held for sale	—	—	384	1,478	—	1,862

Balance at December 31, 2020	—	—	(39,178)	(96,503)	—	(135,681)
Amortization	—	—	(2,045)	(8,452)	—	(10,497)
Disposals	—	—	2,314	7,547	—	9,861
Impairment	—	—	(3)	(36)	—	(39)
Exchange differences	—	—	(228)	(1,346)	—	(1,574)
Disposition	—	—	8	1,203	—	1,211

Balance at December 31, 2021	—	—	(39,132)	(97,587)	—	(136,719)

Carrying amount at:
January 1, 2020	226,062	160,164	8,209	25,251	296	419,982
December 31, 2020	208,881	146,633	7,637	22,150	2,546	387,847
December 31, 2021	227,230	158,864	5,871	29,074	4,181	425,220
Goodwill
Goodwill originated on acquisitions made by the Group and it is attributable to the following operating segments:

(Euro thousands)	At December 31,
	2021	2020
Zegna	25,568	22,748
Thom Browne	201,662	186,133

Total goodwill	227,230	208,881
In accordance with IAS 36 —
Impairment of assets
(“IAS 36”), goodwill is not amortized and is tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Goodwill is allocated to each of the Group’s CGUs (or groups of CGUs) expected to benefit from the synergies of the combination. CGUs to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, in order to verify that the recoverable amount of the CGU is not less than the carrying amount of the CGU.
The recoverable amount of all CGUs and groups of CGUs is based on a value in use calculation which uses cash flow projections based on most recent budget forecast calculations, which are prepared separately for each CGU. These budget and forecast calculations generally cover a period of three years. A long-term growth rate is calculated and applied to project future cash flows after the third year. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

F-
41

The main assumptions to calculate the recoverable amount are the following:

•
Terminal value: determined using the perpetuity method at a long-term growth rate which represents the present value, at the last year of projection, of all expected future cash flows, and the growth rate used to calculate the terminal value was 1.5% for Zegna Segment and 2% for Thom Browne Segment, which has been determined according to the diverging inflation and GDP outlook in related geographical areas;

•
Discount rate: the rate used to discount cash flows was calculated using the weighted average cost of capital (WACC). For the year ended December 31, 2021, the WACC used for discounting purposes ranged between 6.40% and 10.65% (between 6.02% and 17.45% at December 31, 2020). The WACC was calculated ad hoc for each CGU subject to impairment, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield;

•	EBITDA: See table below for the EBITDA CAGR assumptions utilized to calculate the expected future cash flows.
The calculation of value in use for all CGUs is most sensitive to the following assumptions:

•	Discount rates

•	Growth rates used to extrapolate cash flows beyond the forecast period

•	EBITDA CAGR rate
The following table details the sensitivity of the impairment testing to reasonably possible changes in both assumptions:

(Euro millions)		Existing assumption			Sensitivity effects on headroom
	Headroom	Discount rate (bps)	Growth rate (bps)	EBITDA CAGR (%) vs. 2021	WACC +/-100 bps	Growth rate +/- 50 bps	EBITDA +/-500 bps
Thom Browne Group	327	773	200	+15.3%	211/493	395/270	379/276
Gruppo Dondi S.p.A.	62	640	150	+18.6%	47/84	71/54	67/57
Bonotto S.p.A.	5	640	150	+65.8%	1/11	8/3	7/3
In.Co. S.p.A.	78	640	150	+57.6%	58/107	90/68	87/69
Tessitura Ubertino S.r.l.	24	640	150	+21.4%	19/33	28/22	36/23
Based on the analysis performed, no impairment of goodwill was recognized for the years ended December 2021 and 2020. Goodwill from the acquisition of Pelle Tessuta S.r.l. was written off for Euro 480 thousand in 2019.
Brands with an indefinite useful life
Brands with an indefinite useful life relate to the Thom Browne brand (denominated in USD) and amounted to Euro 158,864 and Euro 146,633 thousand at December 31, 2021 and 2020, respectively. An impairment test of the Thom Browne Brand was performed at December 31, 2021, 2020 and 2019 in order to verify the recoverability of the asset following the purchase price allocation process which took place in 2018, due to the indefinite useful life classification of this brand. The 2021 test was carried out considering the cash flow projections from 2022 to 2024 plus a terminal value. A royalty rate of 9.1% was considered (average of comparables), derived from the analysis of comparable transactions and excluding marketing in line with the purchase price allocation process, in order to obtain a net royalty rate aligned to the implied royalty rates of the comparable companies.
A discount rate of 8.73% was used to discount expected future cash flows, equal to the Thom Browne Segment WACC of 7.73% plus a factor equal to 1% cautiously taken consistently with the purchase price allocation approach. The fair value of the brands was calculated as the net present value of expected future cash flows, including the terminal value, plus the tax amortization benefit.
Based on the analysis performed, no impairment of the Thom Browne brand was recognized for the years ended December 31, 2021, 2020 and 2019.

F-
42

19. Property plant and equipment
The following table provides a breakdown for property, plant and equipment:

(Euro thousands)	Land and buildings	Plant and machinery	Industrial and commercial equipment	Leasehold improvements	Other tangible assets	Tangible assets under construction and advances	Total
Historical cost at January 1, 2020	183,836	188,869	158,374	236,071	10,947	6,640	784,737
Additions	1,834	4,115	6,537	7,316	1,075	6,753	27,630
Disposals	—	(682)	(8,751)	(23,513)	(1,951)	—	(34,897)
Exchange differences	(59)	(40)	(6,798)	(9,775)	(132)	(61)	(16,865)
Reclassifications to assets held for sale	—	(351)	(3,102)	(3,457)	(452)	(2)	(7,364)

Balance at December 31, 2020	185,611	191,911	146,260	206,642	9,487	13,330	753,241
Additions	51,296	4,571	10,252	24,506	360	5,221	96,206
Disposals	(720)	(2,150)	(12,630)	(21,812)	(403)	(512)	(38,227)
Exchange differences	4,483	222	4,756	14,516	51	650	24,678
Disposition	(232,705)	(30,448)	(4,384)	(34)	(860)	(9,159)	(277,590)
Business combinations	245	315	6	—	75	—	641
Reclassifications	327	118	571	5,086	—	(6,102)	—

Balance at December 31, 2021	8,537	164,539	144,831	228,904	8,710	3,428	558,949

Accumulated depreciation at January 1, 2020	(60,621)	(153,057)	(119,368)	(168,276)	(7,776)	—	(509,098)
Depreciation	(2,353)	(9,166)	(13,977)	(19,346)	(636)	—	(45,478)
Impairment	—	23	(342)	(3,153)	(539)	—	(4,011)
Disposals	—	682	8,448	22,943	1,160	—	33,233
Exchange differences	(103)	(25)	4,579	6,170	56	—	10,677
Reclassifications to assets held for sale	—	245	2,011	2,864	443	—	5,563

Balance at December 31, 2020	(63,077)	(161,298)	(118,649)	(158,798)	(7,292)	—	(509,114)
Depreciation	(478)	(7,827)	(11,693)	(16,490)	(1,167)	—	(37,655)
Disposals	—	2,164	11,522	19,305	292	—	33,283
Impairment	—	(84)	(595)	(1,488)	—	(480)	(2,647)
Exchange differences	(1,816)	(267)	(6,066)	(12,362)	(13)	—	(20,524)
Disposition	61,473	24,798	2,307	7	597	—	89,182
Reclassifications	163	45	2,575	(3,525)	742	—	—

Balance at December 31, 2021	(3,735)	(142,469)	(120,599)	(173,351)	(6,841)	(480)	(447,475)

Carrying amount at:
January 1, 2020	123,215	35,812	39,006	67,795	3,171	6,640	275,639
December 31, 2020	122,534	30,613	27,611	47,844	2,195	13,330	244,127
December 31, 2021	4,802	22,070	24,232	55,553	1,869	2,948	111,474
The assets amortized or depreciated on a systematic basis are tested for impairment if there are indications of or changes to planning assumptions suggesting that the carrying amount of the assets is not recoverable. For this purpose, after preparing the annual budget plan, the Group conducts a triggering event test for each store. If defined year-on-year
sales and profitability indicators are not reached, the
non-current
assets of the store in question are tested for impairment.
The method used to identify the recoverable amount (value in use) of all the aforementioned CGUs, except for the brands, consisted of discounting the projected cash flows (Discounted Cash Flow) generated by the activities directly attributable to the segment to which the intangible asset or net invested capital has been assigned (CGU). Value in use was the sum of the present value of future cash flows expected from the business plan projections prepared for each CGU and the present value of the related operating activities at the end of the period (terminal value).
The business plans used to prepare the impairment test cover a period of three years and have been constructed on the basis of the 2022 budget prepared by management, using IFRS adjustments consistent with the IFRS consolidated financial statements.
The rate used to discount cash flows was calculated using the weighted average cost of capital (WACC). For the year ended December 31, 2021, the WACC used for discounting purposes ranged between 4.99% and 21.63% (between 6.19% and 22.92% at December 31, 2020). The WACC was calculated ad hoc for each CGU subject to impairment, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield. The “g” rate of growth used to calculate the terminal value has been determined according to the diverging inflation and GDP outlooks in the various countries. The prevalent growth rate was 1.5% for Zegna Segment and 2% for Thom Browne Segment.

F-
43

DOS impairment test
The impairment test of DOS assets takes into consideration those right-of-use
assets and property, plant and equipment elements relating to directly operated stores of Zegna Segment and Thom Browne Segment. The result of the impairment test of DOS on the consolidated financial statements is obtained by comparing the recoverable amount, based on the value in use, of each CGU with the carrying amount of the tangible and intangible assets allocated to the CGU, including leases (according to the IFRS 16). Impairment loss was recognized equal to Euro 8,692 thousand, of which Euro 2,168 thousand related to property, plant and equipment, Euro 6,486 thousand related to right-of-use
assets and Euro 38 thousand related to intangible assets. The impairments are related to the Zegna Segment.
The calculation of value in use for this CGU is most sensitive to the following assumptions:

•	Discount rates

•	Growth rates used to extrapolate cash flows beyond the forecast period

•	Revenue compounded annual rate of growth (“CAGR”), which has been assessed taking into consideration the effects of the COVID-19 pandemic on the 2021 performance of the Group.
In order to ensure that the changes to the main assumptions did no
t
significantly affect the results of the impairment tests, sensitivity analyses were conducted.
The following table details the sensitivity of the 2021 impairment testing to reasonably possible changes in assumptions previous detailed related to the Zegna Segment:

(Euro thousand)		Existing assumption			Sensitivity effects on impairment
	Impairment	WACC (%)	Growth rate (%)	Revenues CAGR (%) vs. 2021	WACC +/-100 bps	Growth rate +/-50 bps	Revenues +/-250 bps
Zegna Segment DOS	(8,692)	4.99% - 21.63%	1.50%	+9.7%	(8,994) / (8,344)	(8,692) / (8,692)	(8,320) / (9,048)

The following table details the sensitivity of the 2021 impairment testing to reasonably possible changes in assumptions previous detailed related to the Thom Browne Segment:
(Euro thousand)		Existing assumption			Sensitivity effects on impairment
	Impairment	WACC (%)	Growth rate (%)	Revenues CAGR (%) vs. 2021	WACC +/-100 bps	Growth rate +/-50 bps	Revenues +/-250 bps
Thom Browne Segment DOS	—	7.13% - 10.33%	2.00%	+6.9%	(95) / -	- / (58)	- / (235)
The sensitivity analysis of the above-mentioned assumptions (WACC, growth rate
and revenues) used to determine the recoverable value, carried out on the CGUs subject to impairment testing, showed that negative changes in the basic assumptions could lead to an additional impairment loss.
Impairment test of corporate assets
The impairment test of corporate assets takes into consideration those assets whose recoverability is assessed at the reporting segment level: Zegna Segment and Thom Browne Segment. There were no impairments arising from the 2021, 2020 and 2019 impairment tests performed.
Sensitivity analysis
The calculation of value in use for all CGUs is most sensitive to the following assumptions:

•	Discount rates

•	Growth rates used to extrapolate cash flows beyond the forecast period

•	EBITDA growth rate over the explicit period of the business plan

F-
44

In order to ensure that the changes to the main assumptions did not significantly affect the results of the impairment tests, sensitivity analyses were conducted. The following table details the sensitivity of the 2021 impairment testing to reasonably possible changes in assumptions previous detailed:

(Euro millions)		Existing assumption			Sensitivity effects on headroom
	Headroom	Discount rate (bps)	Growth rate (bps)	EBITDA CAGR (%) vs 2021	WACC +/-100 bps	Growth rate +/- 50 bps	EBITDA +/-500 bps
CGU Zegna Segment	1,277	669	150	+13.2%	931 / 1,790	1,485 / 1,106	1,506 / 1,048
CGU Thom Browne	325	773	200	+15.3%	209 / 491	393 / 269	376 / 274
Based on the analysis performed, except for the impairments of non-current
assets indicated above, these stress tests continued to show ample headroom.
20.
Right-of-use
assets
The following table provides a breakdown for
right-of-use
assets:

(Euro thousands)	Land and buildings	Industrial and commercial equipment	Plant and machinery	Other tangible assets	Total
Historical cost at January 1, 2020	665,738	616	326	6,396	673,076
Additions	52,051	96	—	1,637	53,784
Disposals	(48,392)	(7)	—	(1,446)	(49,845)
Exchange differences	(32,985)	—	—	(32)	(33,017)
Reclassifications to assets held for sale	(80)	—	—	(156)	(236)

Balance at December 31, 2020	636,332	705	326	6,399	643,762
Additions	147,372	18		909	148,299
Disposals	(86,612)	(151)	(158)	(1,381)	(88,302)
Exchange differences	37,071	—	—	(143)	36,928
Disposition	(18,838)	—	—	—	(18,838)

Balance at December 31, 2021	715,325	572	168	5,784	721,849

Accumulated amortization at January 1, 2020	(210,713)	(278)	(40)	(2,704)	(213,735)
Amortization	(106,340)	(166)	(122)	(1,882)	(108,510)
Impairments	(15,716)	—	—	—	(15,716)
Disposals	36,925	7	—	1,431	38,363
Exchange differences	7,309	—	—	20	7,329
Reclassifications to assets held for sale	80	—	—	73	153

Balance at December 31, 2020	(288,455)	(437)	(162)	(3,062)	(292,116)
Amortization	(103,908)	(132)	(73)	(1,666)	(105,779)
Impairments	(6,486)	—	—	—	(6,486)
Disposals	73,546	151	155	1,295	75,147
Exchange differences	(21,123)	(31)	(1)	(13)	(21,168)
Disposition	2,233	—	—	—	2,233
Reclassifications and other	(3,210)	—	—	—	(3,210)

Balance at December 31, 2021	(347,403)	(449)	(81)	(3,446)	(351,379)

Carrying amount at:
January 1, 2020	455,025	338	286	3,692	459,341
December 31, 2020	347,877	268	164	3,337	351,646
December 31, 2021	367,922	123	87	2,338	370,470
The Group leases various retail stores, warehouses, equipment and vehicles. Rental contracts are typically made for fixed periods of 1 year to 15 years but may have extension options. Contracts may contain both lease and non-lease
components. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Extension options in a range of 1 years to 10 years are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. Such extension options are exercisable only by the Group and not by the respective lessor. Other tangible assets mainly refer to vehicles.

F-4
5

For the year ended December 31, 2021 and 2020 impairments were recognized for an amount of Euro 6,486 thousand and Euro 15,716 thousand, respectively, and primarily related to leased stores in Hong Kong, Japan, Italy and the UK that are part of the Zegna Segment. For details related to the impairment testing performed over right-of-use
assets, please refer to Note 19 -
Property, plant and equipment
.
21. Investments at equity method
The Group’s ownership percentages and the carrying value of investments accounted for using the equity method were as follows:

(Euro thousands)	Pelletteria Tizeta S.r.l.	Tom Ford International LLC	Achill Station Pty Ltd	Filati Biagioli Modesto S.p.A.	Total investments at equity method
At January 1, 2019	2,651	27,255	—	—	29,906
Net income /(loss)	368	(1,902)	—	—	(1,534)
Dividends	(225)	—	—	—	(225)
Translation differences	—	(353)	—	—	(353)

At December 31, 2019	2,794	25,000	—	—	27,794
Additions	2	—	530	—	532
Impairment	—	(4,532)	—	—	(4,532)
Net income /(loss)	92	(4,232)	(65)	—	(4,205)
Dividends	—	—	—	—	—
Translation differences	—	1,764	7	—	1,771

At December 31, 2020	2,888	18,000	472	—	21,360
Additions	—	—	—	313	313
Disposition	—	—	(472)	—	(472)
Net income /(loss)	528	1,893	—	373	2,794
Translation differences	—	(1,548)	—	—	(1,548)

At December 31, 2021	3,416	18,345	—	686	22,447
On July 14, 2021 the Group acquired 40
%
of the equity shares of Filati Biagioli Modesto S.p.A. for consideration of Euro 313 thousand, a company based in Montale (Pistoia) that specializes in the production of yarns.
As a result of net losses incurred in 2020 and 2019 by Tom Ford International LLC (“Tom Ford”) the Group performed an impairment test over the carrying amount of its investment in Tom Ford. The method used to identify the recoverable amount (value in use) involves discounting the projected cash flows produced by the CGU. Value in use is the sum of the present value of future cash flows expected from the business plan projections and the present value of the related operating assets at the end of the business plan period (terminal value). The business plans used to prepare the impairment test cover a period of five years and have been constructed on the basis of the annual budgets prepared by the management of Tom Ford. The rate used to discount cash flows was calculated using the weighted average cost of capital (WACC).
For the year ended December 31, 2021, the WACC used for discounting purposes amounted to 13.59% (10.45% at December 31, 2020). The WACC was calculated ad hoc for Tom Ford, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield. The “g” rate of growth used to calculate the terminal value has been determined at 1.5%. The results of the impairment test resulted in no impairment in 2021 and 2019, and an impairment loss of Euro 4,532 thousand in 2020.
Although the Group owns 15
%
of the equity shares of Tom Ford, the Group accounts for the investment under the equity method as the following requirements of IAS 28—
Investments in Associates and Joint Ventures
(“IAS 28”) are met: the representation on the board of directors and the participation in policy-making processes. Furthermore, there are material transactions between the Group and Tom Ford.

F-4
6

Certain financial information of companies accounted for using the equity method is provided below at and for the year ended December 31, 2021, as required by IFRS 12—
Disclosure of Interest in Other Entities
(“IFRS 12”).

(Euro thousands)	Pelletteria Tizeta S.r.l.	Tom Ford	Filati Biagioli Modesto S.p.A.
Total assets	29,311	318,667	37,707
Total liabilities	22,340	444,006	35,992
Total equity	6,971	(125,339)	1,715
Net revenues	28,329	221,480	30,766
Net income/(loss)	1,055	12,620	(333)
22. Investment property
The following table provides a breakdown for investment property:

(Euro thousands)
Historical cost at December 31, 2019	58,184
Exchange differences	(4,917)

Balance at December 31, 2020	53,267
Additions	—
Exchange differences	4,445
Disposition	(57,712)

Balance at December 31, 2021	—

Accumulated depreciation at December 31, 2019	(3,022)
Depreciation	(802)
Exchange differences	311

Balance at December 31, 2020	(3,513)
Depreciation	(264)
Exchange differences	(305)
Disposition	4,082

Balance at December 31, 2021	—

Carrying amount at:
December 31, 2019	55,162
December 31, 2020	49,754
December 31, 2021	—
As a result of the Disposition, the Group’s investment property was disposed of in 2021 through the demerger to its existing shareholders of (i) the Group’s real estate assets, consisting of the Company’s former subsidiary EZ Real Estate, which directly and indirectly holds substantially all of Zegna’s real estate assets, as well as certain properties owned by Lanificio. For further details please refer to Note 1 -
General information
.

F-4
7

23. Other
non-current
financial assets
The following table provides a breakdown for other
non-current
financial assets:

(Euro thousands)	At December 31,
	2021	2020
Guarantee deposits	29,399	27,379
Investment held in Elah Dufour S.p.A.	—	17,119
Financial loans to related parties	2,219	—
Financial loans to Tom Ford	1,497	1,198
Other	2,257	3,567

Total other non-current financial assets	35,372	49,263
The investment of 10% previously held in Elah Dufour S.p.A. was part of the Disposition in 2021.
Financial loans to related parties consists of a loan to a company beneficially owned by a Zegna director’s family member in December 2021 for a principal amount of Euro
2.2
 million in order to acquire Zegna shares in December 2021.

Financial loans to Tom Ford (in which the Group holds a 15% interest) at December 31, 2020 mainly related to a loan for a principal amount of USD 45 million provided by the Group in multiple tranches between 2012 and 2014, bearing annual interest between 3% and 4%. The full amount of the loan was repaid by Tom Ford upon its maturity in February 2020, amounting to USD 45 million plus accrued interest. The amount outstanding at December 31, 2021 relates to a loan with a principal amount of Euro 1.2 million due in 2023.
Other
non-current
financial assets primarily related to investments in other companies, which are measured at fair value at December 31, 2021.
24. Inventories
The following table provides a breakdown for inventories:

(Euro thousands)	At December 31,
	2021	2020
Raw materials, ancillary materials and consumables	42,255	38,127
Work-in-progress and semi-finished products	50,703	42,466
Finished goods	245,517	240,878

Total inventories	338,475	321,471
The amount of inventory write-downs
,
 recognized primarily within cost of raw materials, consumables and finished goods
,
during the years ended December 31, 2021, 2020 and 2019 was Euro 29,600 thousand, Euro 43,064 thousand and Euro 20,799 thousand, respectively.
25. Trade receivables
The following table provides a breakdown for trade receivables:

(Euro thousands)	At December 31,
	2021	2020
Trade receivables	167,003	147,546
Loss allowance	(6,643)	(8,717)

Total trade receivables	160,360	138,829

F-4
8

The following table provides a breakdown for the loss allowance relating to trade receivables:

(Euro thousands)	Loss allowance
At January 1, 2020	(5,635)
Provisions	(3,636)
Utilizations	96
Exchange differences and other	458

At December 31, 2020	(8,717)
Provisions	(496)
Utilizations	71
Releases	923
Disposition	207
Exchange differences and other	1,369

At December 31, 2021	(6,643)
Provisions for the year ended December 31, 2020 include amounts provisioned as a result of the effects of the
COVID-19
pandemic on the collection of certain receivables.
The Group applies the simplified approach available under IFRS 9 to always measure the loss allowance for trade receivables at an amount equal to lifetime expected credit losses. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.
The Group has recognized a loss allowance of 100
%
against all receivables with
non-related
parties that are greater than 180 days past due because historical experience has indicated that these receivables are generally not recoverable. The Group generally writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery (e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings) or when the trade receivables are over two years past due, whichever occurs earlier. None of the trade receivables that have been written off are subject to enforcement activities.
The following table shows trade receivables by geographic area:

(Euro thousands)	For the years ended December 31,
	2021	2020
EMEA (1)	62,412	51,102
of which Italy	32,089	28,847
North America (2)	18,061	28,940
of which United States	16,883	27,329
Latin America (3)	4,437	1,436
APAC (4)	75,450	57,351
of which Greater China Region	54,978	42,830

Total trade receivables	160,360	138,829

(1)	EMEA includes Europe, the Middle East and Africa.
(2)	North America includes the United States of America and Canada.
(3)	Latin America includes Mexico, Brazil and other Central and South American countries.
(4)	APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

9

26. Derivative financial instruments
The Group enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. The Company only enters into these contracts for hedging purposes as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by the Company are over the counter (OTC) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13).
Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.
At the reporting date, the Group had outstanding hedges as detailed in the tables below:

(Euro thousands)	At December 31, 2021			At December 31, 2020
	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Forward contracts	550,734	1,786	(11,726)	347,679	11,848	(4,918)
Deal-Contingent Option	109,244	—	—	—	—	—
Interest rate risk
Interest rate swaps	323,816	—	(2,412)	274,336	—	(5,515)

Total derivatives – Hedging	983,794	1,786	(14,138)	622,015	11,848	(10,433)
Elah Dufour Option	—	—	—	—	—	(2,759)
Total trading derivatives	—	—	—	—	—	(2,759)

Total derivatives instruments - Asset/(Liabilities)	983,794	1,786	(14,138)	622,015	11,848	(13,192)
Hedging derivatives
All contracts in place at the reporting date were entered into with major financial institutions, and no counterparties are expected to default. A liquidity analysis of the derivative contract maturities is provided in the financial risks section of these notes.
The cash flows resulting from the Group’s international activities are exposed to exchange rate volatility. In order to hedge this risk, the Group enters into forward sale and purchase agreements, so as to guarantee the value of identified cash flows in Euro (or in other currencies used locally). The projected future cash flows mainly relate to the collection of trade receivables, the settlement of trade payables and financial cash flows. The notional amount of foreign exchange forward contracts to hedge projected future cash flows are detailed as follows:

(Euro thousands)	For the years ended December 31,
	2021	2020
USD	194,097	144,569
CHF	4,792	24,810
CNY	191,936	20,318
GBP	25,012	19,226
HKD	46,883	12,613
JPY	51,075	52,407
Other	36,939	73,736

Total notional amount	550,734	347,679
The Deal-Contingent Option refers to a deal-contingent option acquired by Zegna on November 3, 2021 in connection with the Business Combination. Under the agreement Zegna had the right, but not the obligation, to exchange $130 million for Euros at an exchange rate of $1.19 per Euro, contingent on the closing of the Business Combination. The Deal-Contingent Option was set to expire on January 14, 2022 and was entered into in order to hedge currency risk for the distribution of Euros by locking in the strike exchange rate of $1.19 per Euro. Zegna paid a premium to acquire the option because the closing occurred; however, because the Deal-Contingent Option was out of the money on the closing date of the Business Combination, the option was not exercised and expired.

F-
50

The key features of the interest rate swap (IRS) agreements are summarized as follows:

(Euro thousands, except percentages)			Notional amount at December 31,		Fair value at December 31,
Contract	Maturity date	Fixed interest rate	2021	2020	2021	2020
IRS 1	2/17/2021	0.47%	—	80,000	—	(1,031)
IRS 2	1/27/2023	0.27%	20,000	20,000	(192)	(366)
IRS 3	2/8/2023	0.17%	20,000	20,000	(144)	(309)
IRS 4	4/27/2023	0.26%	50,000	50,000	(523)	(988)
IRS 5	8/3/2023	0.28%	40,000	40,000	(483)	(898)
IRS 6	11/17/2023	0.34%	60,000	60,000	(801)	(1,549)
IRS 7	4/15/2024	(0.24%)	80,000	—	(109)	—
IRS 8	12/20/2024	0.01%	50,000	—	72	—
IRS 9	7/29/2027	0.80%	1,996	2,334	(57)	(108)
IRS 10	12/18/2031	1.94%	1,820	2,002	(175)	(266)

Total			323,816	274,336	(2,412)	(5,515)
Elah Dufour Option
The Elah Dufour Option represented a purchase a
g
reement of the investment held in Elah Dufour S.p.A. that was disposed of in 2021 as part of the Disposition. The option provided for a cross-linked put-call
option, which allowed the Group to acquire up to

5% of the share capital of Elah Dufour from certain shareholders of Elah Dufour, and such shareholders to sell their shares up to a maximum of

5
% of the share capital of Elah Dufour. On August 3, 2021 the contractual counterparties communicated to Zegna that other shareholders of Elah Dufour had elected to exercise their pre-emption
right over such
5
% of the share capital of Elah Dufour S.p.A. As a result, the Elah Dufour Option lapsed and the related derivative financial instrument liability of
Euro 2,759
 thousand was extinguished with the recognition of financial income for the same amount
.
27. Other current financial assets
The following table provides a breakdown for other current financial assets (see Note 40 -
Fair value measurement
for a breakdown of other current financial assets by fair value level):

(Euro thousands)	At December 31,
	2021	2020
Securities	334,244	350,163
Guarantee deposits and others	6,136	—

Total other current financial assets	340,380	350,163
The following table provides a breakdown for securities:

	At December 31, 2020	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At December 31, 2021
(Euro thousands)
FVPL
Insurance contracts	107,188	6,232	—	499	—	—	113,919
Fixed income	88,011	24,756	(44,713)	1,271	(380)	2	68,947
Hedge funds	36,511	10,396	(7,861)	1,153	572	712	41,483
Real estate funds	29,073	3,826	(2,060)	1,316	109	634	32,898
Equity	24,843	8,327	(10,236)	1,224	1,011	239	25,408
Private equity	10,583	4,505	(3,036)	3,486	—	387	15,925
Private debt	6,894	401	—	650	—	—	7,945
Money market funds	19,223	11,479	(30,978)	20	279	1,984	2,007

Total FVPL	322,326	69,922	(98,884)	9,619	1,591	3,958	308,532
FVOCI
Floating income	22,663	—	(2,284)	252	56	—	20,687
Fixed income	5,174	—	(416)	267	—	—	5,025

Total FVOCI	27,837	—	(2,700)	519	56	—	25,712

Total securities	350,163	69,922	(101,584)	10,138	1,647	3,958	334,244

F-
51

	At December 31, 2019	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At December 31, 2020
(Euro thousands)
FVPL
Insurance contracts	176,575	7,500	(78,897)	1,984	26	—	107,188
Fixed income	122,070	38,580	(72,752)	920	(798)	(9)	88,011
Hedge funds	50,471	20,198	(35,408)	420	1,299	(469)	36,511
Real estate funds	24,807	21,023	(15,788)	(884)	604	(689)	29,073
Equity	15,261	27,834	(18,024)	(80)	(124)	(24)	24,843
Money market funds	10,254	37,222	(28,253)	—	—	—	19,223
Private equity	8,256	2,845	(548)	201	—	(171)	10,583
Private debt	2,006	4,802	—	86	—	—	6,894

Total FVPL	409,700	160,004	(249,670)	2,647	1,007	(1,362)	322,326
FVOCI
Floating income	19,879	5,425	(2,938)	295	2	—	22,663
Fixed in c ome	5,326	167	(303)	(12)	(4)	—	5,174

Total FVOCI	25,205	5,592	(3,241)	283	(2)	—	27,837

Total securities	434,905	165,596	(252,911)	2,930	1,005	(1,362)	350,163
28. Other current assets
Other current assets amount to Euro 68,773 thousand and Euro 66,718 thousand at December 31, 2021 and 2020, respectively, and mainly relate to accrued income, deferred charges and indirect tax receivables.
29. Cash and cash equivalents
The following table provides a breakdown for cash and cash equivalents:

(Euro thousands)	At December 31,
	2021	2020
Cash on hand	1,651	535
Bank balances	458,140	316,756

Total cash and cash equivalents	459,791	317,291
The Group may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends or capital distributions, or to repay debt or other liabilities. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2021 amounted to Euro 60,381 thousand (Euro 43,388 thousand at December 31, 2020). Certain restrictions over cash also exist in Argentina; however, such restrictions do not significantly impact the Group as cash held in Argentina amounted to Euro 244 thousand at December 31, 2021 (Euro 265 thousand at December 31, 2020).

F-
52

30. Assets and liabilities held for sale
The following table provides a breakdown of assets and liabilities held for sale at December 31, 2020:

(Euro thousands)	At December 31, 2020
Intangibles assets	656
Property plant and equipment	1,801
Right-of-use assets	83
Other non-current financial assets	—
Deferred tax assets	1,393
Inventories	7,079
Trade receivables	3,081
Tax receivables	455
Other financial assets	345
Other current assets	1,752
Cash and cash equivalents	580

Total assets	17,225
Employee benefits	1,130
Deferred tax liabilities	—
Lease liabilities	83
Derivative financial instruments	—
Other current liabilities	9,385
Provision for risks and charges	1,505
Tax liabilities	1,181
Trade payables and customer advances	3,441

Total liabilities	16,725

Assets and liabilities held for sale	500

Assets and liabilities held for sale at December 31, 2020 relate to the Agnona business and the Group’s operations in Korea. A write down of Euro 988 thousand was recognized in 2020 within write downs and other provisions in the statement of profit and loss as a result of the remeasurement of the assets in accordance with IFRS 5 upon classification as held of sale. The sale of 70% of the Agnona business and the Group’s operations in Korea were finalized during 2021 and the Group collected a total agreed consideration of Euro 500 thousand related to the Group’s operations in Korea.
31. Shareholder’ equity
Share capital
At December 31, 2021 the fully paid up share capital of the Company was Euro 5,939 thousand, consisting of 296,943,659 ordinary shares, all with a nominal value of Euro 0.02. At December 31, 2020 the fully paid up share capital of the Company was Euro 4,300 thousand, consisting of 214,954,000 ordinary shares and 46,000 special shares (which entitled the holder to participate in dividends, without providing any voting rights), all with a nominal value of Euro 0.02. The number of shares for all periods presented reflects the Share Split performed as part of the Business Combination. For additional information related to the Business Combination please refer to Note 1 -
General information
.
Each ordinary share confers the right to cast one vote. Holders of ordinary shares become entitled to special voting shares upon registering their ordinary shares in the loyalty register (thereby blocking such shares from trading on the NYSE) and maintaining them registered in such register for an interrupted period of time as prescribed by the articles of association of Zegna. Ordinary shares carry the right to receive dividends and each ordinary share carries the right to repayment of capital in the event of dissolution and liquidation, with the remaining equity after all debts are satisfied for the benefit of the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares. Ordinary shares carry pre-emptive
rights in proportion to the aggregate number of ordinary shares held upon the issuance of new ordinary shares or the granting of rights to subscribe for ordinary shares, subject to certain exceptions.
Retained earnings
Retained earnings include the Group’s accumulated earnings, less dividends paid to equity holders and other changes. Among other changes, retained earnings also include the first-time adoption reserve (IFRS), reflecting the combined effects of the equity adjustments, net of tax effects, arising from the transition to IFRS from previous local GAAP, which occurred on January 1, 2018.

F-
53

Other reserves
Other reserves (including other comprehensive income) are detailed as follows:

(Euro thousands)	At December 31,
	2021	2020
Italian statutory reserve	860	860
Addition paid-in capital	721,187	—
Reserve for treasury shares	(455,000)	(76,624)
Other comprehensive income reserve (OCI)	(12,295)	(25,901)
Share-based payments reserve	74,978	—
Non-controlling interests options reserve	(196,691)	(196,691)
Other reserves	(36,360)	2,584

Other reserves, including OCI	96,679	(295,772)
At December 31, 2021, additional
paid-in
capital amounted to Euro 721,187 thousand (Euro nil at December 31, 2020) and includes Euro 710,264 thousand as a result of shares issued as part of the Business Combination (net of transaction costs of Euro 17,239 thousand) and Euro 10,923 thousand relating to the reimbursement to Zegna by Monterubello of a special gift to all employees of the Group.
At December 31, 2021, the reserve for treasury shares amounted to Euro 455,000 thousand (Euro 76,624 thousand at December 31, 2020) and 54,600,000 ordinary shares were held in treasury (13,590,750 ordinary shares at December 31, 2020 (based on the number of shares following the Share Split)). In 2021, the Company sold or assigned 13,636,750 ordinary shares, decreasing the reserve for treasury shares by Euro 77,009 thousand and purchased 54,646,000 ordinary shares mainly due to the Business Combination, increasing the reserve for treasury shares by Euro 455,384 thousand.
Other comprehensive income reserve includes the following:

•	a translation reserve for the translation differences arising from the consolidation of subsidiaries with a functional currency different from the Euro;

•
a cash flow hedge reserve for the changes in the fair value of derivative financial instruments held by the Group designated as a hedge of the exposure to variability in currency exchange rate and interest rate risk;

•	gains and losses on the remeasurement of defined benefit plans for actuarial gains and losses arising during the period which are offset against the related net defined benefit liabilities;

•
the financial assets at FVOCI reserve which arises from changes in the fair value of debt instruments held by the company under a hold to collect and sell business model, which will be reversed when the investment is derecognized or impaired.

At December 31, 2021, the share-based payments reserve amounted to Euro 74,978 thousand (Euro nil at December 31, 2020). The following table presents a breakdown share-based compensation during the year:

(Euro thousands)
Escrow Shares	37,906
PSUs 2022, 2023 and 2024	6,138
CEO Stock Options	2,938
Remuneration in shares	1,410
CEO IPO LTI	2,047
Management IPO LTI	4,585
Management Stock Options	3,834
Cash-settled share based payments	16,120

Total share-based payments	74,978
The share-based payments reserve includes Euro 37,906 thousand related to the Escrow Shares for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow as part of the Business Combination and Euro 37,072 thousand related to share-based compensation to key management and other employees of the Group. For additional information relating to share-based compensation please refer to Note 42 -
Related party transactions
.
The
non-controlling
interests options reserve includes a reduction of equity attributable to shareholders of the Company resulting from the initial recognition of the financial liabilities at fair value (which is subsequently remeasured at the end of which period through the statement of profit and loss) relating to the put option held by Dondi non-controlling
interest shareholders for Euro 21,459 thousand in 2019, as well as on the put option held by Thom Browne non-controlling
interest shareholders for Euro 162,066 thousand and on the put option held by Lanificio non-controlling
interest shareholders for Euro 13,166 thousand for 2018.

F-
54

32.
Non-controlling
interests
The following tables show the financial information of consolidated companies not entirely controlled by the Group, as required by IFRS 12. The amounts disclosed for each subsidiary are before intercompany eliminations and at and for the years ended December 31, 2021 and 2020.

	At and for the year ended December 31, 2021
(Functional currency thousands)	Group’s percentage interest	Non- controlling interest percentage	Functional currency	Total assets	Total equity	Net revenues	Net income / (loss)	Dividends paid to non- controlling shareholders
Company
Thom Browne Inc.	90%	10%	USD	233,472	129,244	312,311	35,703	—
Ermenegildo Zegna Vietnam LLC	77%	23%	VTD	59,619,650	(65,153,441)	34,267,609	(3,987,259)	—
Ermenegildo Zegna Madrid S.A.	70%	30%	EUR	3,627	1,925	2,241	(96)	—
Gruppo Dondi S.p.A.	65%	35%	EUR	33,459	18,475	37,617	4,783	(182)
E. Z. Thai Holding Ltd	49%	51%	THB	12,979	328	—	(121)	—
Bonotto S.p.A.	60%	40%	EUR	21,482	9,030	17,674	1,840	—
Tessitura Ubertino S.r.l.	60%	40%	EUR	12,221	8,786	5,625	561	—
Cappellificio Cervo S.r.l.	51%	49%	EUR	1,498	757	1,315	(35)	—
Zegna South Asia Private LTD	51%	49%	INR	871,210	123,709	281,592	21,891	—
Zegna Gulf Trading LLC	49%	51%	AED	125,086	921	137,355	30,783	—

	At and for the year ended December 31, 2020
(Functional currency thousands)	Group’s percentage interest	Non- controlling interest percentage	Functional currency	Total assets	Total equity	Net revenues	Net income / (loss)	Dividends paid to non- controlling shareholders
Company
Thom Browne Inc.	85%	15%	USD	157,679	105,890	203,859	24,275	—
Gruppo Dondi S.p.A.	65%	35%	EUR	24,590	21,321	27,199	1,147	(354)
Bonotto S.p.A.	60%	40%	EUR	22,345	7,143	20,526	(366)	(216)
Lanificio Ermenegildo Zegna e Figli S.p.A.	90%	10%	EUR	42,855	27,077	52,945	6,048	(1,116)
Ermenegildo Zegna Madrid S.A.	70%	30%	EUR	2,935	2,935	2,051	(29)	(45)
Zegna South Asia Private LTD	51%	49%	INR	654,611	103,020	216,675	(13,372)	—
Ermenegildo Zegna Vietnam LLC	77%	23%	VTD	36,801,969	(61,223,291)	28,519,833	(2,520,357)	—
Zegna Gulf Trading LLC	49%	51%	AED	91,261	(29,810)	57,826	(9,600)	—
Achill Land Pty Ltd.	60%	40%	AUD	11,749	10,200	n.a.	n.a.	—
33. Borrowings
The following table provides a breakdown for
non-current
and current borrowings:

(Euro thousands)	2021			2020
	Committed Loans	Other financial loans	Total borrowings	Committed Loans	Other financial loans	Total borrowings
At January 1,	613,415	51,336	664,751	619,308	984	620,292
Repayments	(56,029)	(104,181)	(160,210)	(221,029)	—	(221,029)
Proceeds	20,000	103,570	123,570	215,000	50,352	265,352
Other	827	—	827	136	—	136

At December 31,	578,213	50,725	628,938	613,415	51,336	664,751
Of which:
Non-current	470,934	712	471,646	557,386	1,336	558,722
Current	107,279	50,013	157,292	56,029	50,000	106,029

F-5
5

The repayment schedule for borrowings is summarized below:

(Euro thousands)	At December 31, 2021	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond
Committed loans	578,213	107,279	281,028	133,872	43,965	12,069
Other financial liabilities	50,725	50,013	20	680	12	—

Total borrowings	628,938	157,292	281,048	134,552	43,977	12,069

(Euro thousands)	At December 31, 2020	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond
Committed loans	613,415	56,029	107,500	281,250	130,000	38,636
Other financial liabilities	51,336	50,000	—	—	874	462

Total borrowings	664,751	106,029	107,500	281,250	130,874	39,098
Interest on certain of the Group’s borrowings is calculated based on variable rates. Management may use interest rate swaps (“IRS”) or other derivative financial instruments to hedge exposure to fluctuations in interest rates associated with monetary flows and not for speculative purposes. See Note 41 -
Qualitative and quantitative information on financial risks
for additional information related to the Group’s management of interest rate and other financial risks.
The following tables provide details relating to the Group’s individual borrowings.

				At December 31, 2021
Borrower	Interest rate	Terms	Expiry date	of which current portion	of which non-current portion
				(Euro thousands)

Co.Ti Service S.A.	Fixed	0.79%	February 2022	10,000	—
Co.Ti Service S.A.	Fixed	0.79%	March 2022	5,000	—
Ermenegildo Zegna N.V.	Fixed	0.00%	March 2022	15,000	—
Ermenegildo Zegna N.V.	Fixed	0.00%	March 2022	35,000	—
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.69%	September 2022	9,998	—
Ermenegildo Zegna N.V.	Fixed	1.25%	December 2022	10,000	—
Ermenegildo Zegna N.V.	Variable	IRS + 1.48%	January 2023	—	19,999
Ermenegildo Zegna N.V.	Variable	IRS + 0.80%	February 2023	—	20,000
Ermenegildo Zegna N.V.	Fixed	0.77%	March 2023	—	15,000
Ermenegildo Zegna N.V.	Fixed	0.49%	April 2023	—	49,993
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.75%	May 2023	—	44,991
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.83%	June 2023	12,485	6,247
Ermenegildo Zegna N.V.	Variable	IRS + 1.05%	August 2023	—	39,993
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.80%	September 2023	49,836	—
Ermenegildo Zegna N.V.	Variable	IRS + 0.75%	November 2023	—	59,948
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.75%	November 2023	9,960	4,966
Ermenegildo Zegna N.V.	Fixed	1.22%	November 2023	—	20,000
Ermenegildo Zegna N.V.	Variable	IRS + 0.81%	April 2024	—	79,936
Lanificio Ermenegildo Zegna e Figli S.p.A.	Fixed	1.35%	June 2024	—	655
Ermenegildo Zegna N.V.	Variable	IRS + 0.60%	December 2024	—	49,901
Co.Ti Service S.A.	Fixed	0.75%	March 2025	—	20,000
Co.Ti Service S.A.	Fixed	0.75%	April 2025	—	10,000
Ermenegildo Zegna N.V.	Variable	Euribor 1m + 0.76%	May 2025	—	9,993
Ermenegildo Zegna N.V.	Fixed	0.73%	September 2028	—	19,967
Other	Fixed	0.05%	June 2025	13	57

Total				157,292	471,646
of which fixed				75,013	135,672
of which variable				82,279	335,974

F-5
6

				At December 31, 2020
Borrower	Interest rate	Terms	Expiry date	of which current portion	of which non-current portion
				(Euro thousands)
Ermenegildo Zegna N.V.	Fixed	0.00%	April 2021	15,000	—
Ermenegildo Zegna N.V.	Fixed	0.73%	October 2021	17,500	—
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.73%	October 2021	17,500	—
Ermenegildo Zegna N.V.	Fixed	0.80%	December 2021	3,529	—
Co.Ti Service S.A.	Fixed	0.79%	February 2022	—	10,000
Co.Ti Service S.A.	Fixed	0.79%	March 2022	—	5,000
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.69%	September 2022	—	10,000
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.80%	September 2022	30,000	50,000
Ermenegildo Zegna N.V.	Fixed	1.25%	December 2022	—	10,000
Ermenegildo Zegna N.V.	Variable	IRS + 1.48%	January 2023	—	20,000
Ermenegildo Zegna N.V.	Variable	IRS + 0.80%	February 2023	—	20,000
Ermenegildo Zegna N.V.	Fixed	0.77%	March 2023	—	15,000
Ermenegildo Zegna N.V.	Fixed	0.49%	April 2023	—	50,000
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.75%	May 2023	—	45,000
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.83%	June 2023	12,500	18,750
Ermenegildo Zegna N.V.	Variable	IRS + 1.05%	August 2023	—	40,000
Ermenegildo Zegna N.V.	Fixed	1.22%	November 2023	—	20,000
Ermenegildo Zegna N.V.	Fixed	1.09%	November 2023	—	60,000
Ermenegildo Zegna N.V.	Variable	IRS + 0.75%	November 2023	10,000	14,972
Ermenegildo Zegna N.V.	Variable	IRS + 0.81%	April 2024	—	80,000
Ermenegildo Zegna N.V.	Variable	IRS + 0.60%	December 2024	—	50,000
Co.Ti Service S.A.	Fixed	0.75%	March 2025	—	20,000
Co.Ti Service S.A.	Fixed	0.75%	April 2025	—	10,000
E.Z. Holditalia	Variable	Euribor 1m + 0.76%	May 2025	—	10,000

Total				106,029	558,722

of which fixed				36,029	200,000
of which variable				70,000	358,722

F-5
7

34.	Other current and non-current financial liabilities
The following table provides a breakdown for other current and non-current
financial liabilities:

(Euro thousands)	At December 31,
	2021	2020
Written put options on non-controlling interests	159,411	196,783
Cash-settled share-based payments	—	16,120
Bonds	—	4,287
Other	7,976	3,778

Other non-current financial liabilities	167,387	220,968

Warrant liabilities	33,984	—

Other current financial liabilities	33,984	—

Total	201,371	220,968
Written put options on
non-controlling
interests
Thom Browne
The Group is
party
to
an option agreement
with Mr. Thom Browne in reference to the Group’s original investment of 85% in Thom Browne. In particular, Mr. Thom Browne has

a put option giving him
the right to
sell
to
the Group
h
is
15% interest in Thom Browne, in three tranches, during 2023, 2028 and 2030. The exercise price of the option is established as the EBITDA of Thom Browne Group at the exercise date, multiplied by a given multiple (“TB Exercise Formula”). The financial liability arising from the obligation is measured at the present value of the expected exercise amount, calculated through the TB Exercise Formula as per projections contained in the 2019-2030 Business Plan approved on May 7, 2020 and April 6, 2021 by Zegna’s Valuation Committee. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information.
During the first half of 2021 the parties renegotiated the contract, providing for early exercise of the option to purchase an additional 5% of Thom Browne; all other conditions of the contract remained unmodified. As a result, on June 1, 2021 the Group purchased an additional 5% of Thom Browne, based on the first tranche of the put option, for a total consideration of USD 37,400 thousand (Euro 30,653 thousand), following which the Group owns 90% of the Thom Browne group. The Group derecognized a portion of the liability for the written put option on non-controlling
interests in the amount of Euro 51,328 thousand and recognized a related
gain within finance income in the consolidated statement of profit and loss in the amount of Euro 20,675 thousand. Additionally, the equity attributable to non-controlling
interests was reduced by Euro 4,037 thousand with an offsetting increase to equity attributable to shareholders of the Parent Company and the put option
l
i
ability
relating to the remaining
non-controlling
interest was remeasured at its fair value.
At December 31, 2021, the liability relating to the put option, which for
the remaining 10% of
non-controlling
interests amounted to Euro 135,726 thousand and was classified as non-current.
At December 31, 2020, the liability relating to the put option for the
15% of
non-controlling
interests, amounted to Euro 169,055 thousand and was classified as non-current.
Dondi
The Group is party to an option agreement with the Dondi family in reference to the Group’s original investment of
65
%
in Dondi. In particular, the
Dondi family has a put option giving them the right to sell to the Group on the Dondi family’s
35
%
interest in Dondi, in
two tranches, during 2029 and

2034
. The exercise price of the option is established as the EBITDA of Dondi at the exercise date, less its net indebtedness, multiplied by a given multiple less a given discount (“Dondi Exercise Formula”). The financial liability arising from the obligation is measured at the present value of the expected exercise amount, calculated through the Dondi Exercise Formula as per projections contained in the 2020-2034 Business Plan approved on May 7, 2020 and April 6, 2021 by Zegna’s Valuation Committee. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. The liability related to this written put option at December 31, 2021 amounted to Eur
o 23,685
 thousand (Eur
o 21,650
 thousand at 31 December 2020).

Lanificio
The Group is party to an option agreement with the CEO of Lanificio in reference to the
10
%
non-controlling
interests in Lanificio. The exercise price
of the option was established as the fair market value at the exercise date. The financial liability arising from the obligation was measured at the present value of the redemption amount measured with the discounted cash flow method. The remeasurement of the liability at each reporting date was recognized through profit or loss. In July 2021, the Group purchased the additional 10% of Lanificio for a total consideration of Euro
9,600
 t
housand, following which the Group owns 100%

of the Lanificio. The Group derecognized the liability for the written put option on non-controlling
interests.

Cash-settled share-based payments
Cash-settled share-based payments relate to amounts owing to the Group’s CEO. Following a review of the CEO’s compensation package in 2021, the obligation of Euro 16,120 was waived by the CEO. For additional information please refer to Note 42 -
Related party transactions
.

F-5
8

Bonds
Bonds related to
non-convertible
debenture loans for a principal amount of Euro 4,287 thousand, issued between 1984 and 1985. The original due date of the bonds was November 30, 2030; however, on October 12, 2021 the Board of Directors of Zegna decided to early redeem the non-convertible
debenture loans and the bonds were fully repaid in November 2021.
Other
Other mainly includes a financing received from a
non-controlling
interest in a subsidiary amounting to Euro 3,919 thousand at December 2021 (Euro 3,594 thousand at December 2020).
Warrant liabilities
As part of the Business Combination, the Group assumed IIAC’s 13,416,667 public warrants (which automatically converted into warrants to purchase ordinary shares of Zegna) and issued 6,700,000 private placement warrants (of which 800,000 were issued to certain of Zegna’s directors), all of which were outstanding at December 31, 2021 and recognized as liabilities at fair value.
Each public warrant entitles the holder to purchase one Zegna ordinary share at a price of USD 11.50 per share and may be exercised within 5 years from the completion of the Business Combination. The public warrants may be redeemed by the Company:

•
at a price of USD 0.01 per warrant, if, and only if, the last reported sale price of the Zegna ordinary shares equals or exceeds USD 18.00 per share for any 20 trading days within a
30-trading
day period ending three trading days before sending the notice of redemption to each warrant holder;

•
at a price of USD 0.10 per warrant, if, and only if, the last reported sale price of the Zegna ordinary shares equals or exceeds USD 10.00 per share for any 20 trading days within a
30-trading
day period ending three trading days before sending the notice of redemption to each warrant holder.

The exercise price and number of Zegna ordinary shares issuable on exercise of the public warrants, as well as the terms of redemption, may be subject to adjustments in certain circumstances, including, among other events, in the event of a share dividend, extraordinary dividend or Zegna’s recapitalization, reorganization, merger or consolidation.
The private placement warrants have the same terms as the public warrants, except that, so long as they are held by Investindustrial Acquisition Corp. L.P., a limited partnership incorporated in England and Wales (“IIAC Sponsor”) or its permitted transferees, i) the private placement warrants were subject to transfer limitations in the
30-day
period immediately after the completion of the Business Combination, ii) they may be exercised by the holders on a cashless basis and iii) in certain circumstances they will not be redeemable by the Company. If the private placement warrants are held by someone other than the IIAC Sponsor or its permitted transferees, such warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.
For additional information related to the Business Combination please refer to Note 1 -
General information
.

35.	Lease liabilities
The following table provides a breakdown for lease liabilities.

(Euro thousands)	2021	2020
At January 1,	407,687	508,153
Interest expense	9,351	10,285
Repayment of lease liabilities (including interest expense)	(109,962)	(100,984)
IFRS 16 lease amendment: lease renegotiation	(12,416)	(24,931)
Additions due to new leases and store renewals	150,648	54,303
Decrease of lease liabilities due to store closures	(16,485)	(14,084)
Reclassifications to liabilities held for sale	—	(83)
Disposition	(11,508)	—
Translation differences	20,737	(24,972)

At December 31,	438,052	407,687
Of which:
Non-current	331,409	314,845
Current	106,643	92,842
In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.

9

The following table summarizes the lease liabilities by maturity date:

(Euro thousands)	At December 31,	Year 1	Year 2	Year 3	Year 4	Beyond
2021	438,052	106,643	92,344	65,610	38,898	134,557
2020	407,687	92,842	79,604	60,281	47,107	127,853

36.	Provisions for risks and charges
The provisions for risks and charges, which amount to Euro 58,648 thousand in 2021 (Euro 48,281 thousand in 2020), represent management’s best estimate of the amount of potential liabilities. In the Directors’ opinion, based on the information available to them, the total amount allocated for risks and charges at the reporting date is adequate in respect of the liabilities that could arise from the underlying circumstances.
The following tables show the movement of the provision for risks and charges in 2021 and 2020:

(Euro thousands)	Legal and fiscal risks	Leased store restoration	Refund liability returns	Other provision	Total provisions
At January 1, 2020	17,256	14,064	6,744	6,759	44,823
Of which current	—	—	6,744	3,852	10,596
Of which non-current	17,256	14,064	—	2,907	34,227
Provisions	902	2,396	2,044	8,122	13,464
Releases	(1,752)	—	(2,062)	(1,559)	(5,373)
Utilizations	(30)	(2,581)	(694)	(1,328)	(4,633)

At December 31, 2020	16,376	13,879	6,032	11,994	48,281
Of which current	—	—	6,032	2,293	8,325
Of which non-current	16,376	13,879	—	9,701	39,956
Provisions	12,521	979	491	2,594	16,585
Releases	(264)	(630)	—	(1,365)	(2,259)
Utilizations	(1,168)	—	(351)	(3,979)	(5,498)
Exchange differences	1,191	(110)	178	—	1,259
Reclassifications and other	—	175	3,699	(3,594)	280

At December 31, 2021	28,656	14,293	10,049	5,650	58,648
Of which current	—	2,288	10,049	1,756	14,093
Of which non-current	28,656	12,005	—	3,894	44,555
The provision for fiscal and legal risks includes provisions for various litigated matters that have occurred in the ordinary course of business.
On February 17, 2022, an unfavorable judgment was handed down against the Group in respect of a legal claim related to a lease agreement in the US, resulting in the recognition of an additional provision of Euro 12,192 thousand. At December 31, 2021 the total provision for the legal claim amounted to Euro 28,254 thousand (USD 32,000 thousand),
reflecting management’s best estimate of the obligation based on the current facts and circumstances, including the unfavorable judgment handed down on February 17, 2022. The Group is intending to appeal
the decision and no payments have yet been made to the claimant pending outcome of the appeal.
The Group is a defendant in various other legal and fiscal lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group’s consolidated financial position or results of operations, except as otherwise described above.

F-
60

37.	Employee benefits
The following table presents a breakdown of employee benefits.

(Euro thousands)	At December 31,
	2021	2020
Italian leaving indemnities (TFR)	9,784	11,596
Other leaving indemnities	15,237	16,073
Post-employment benefits	5,280	590
Other long-term employee benefits	1,362	561
Termination benefits	366	396
Total defined benefit obligations	32,029	29,216
Other long-term payables to employees	10,234	131

Total employee benefits	42,263	29,347
Defined benefit obligations
The following table shows the changes in defined benefit obligations.

(Euro thousands)	2021	2020
At January 1,	29,216	30,573
Changes through statement of profit and loss	14,365	2,591
- of which: Service cost	14,169	2,335
- of which: Financial charges	196	256
Changes through statement of comprehensive income	1,562	(930)
- of which: Actuarial loss/(gain)	563	(523)
- of which: Translation differences	999	(407)
Benefits paid	(13,456)	(2,360)
Change in scope of consolidation and reclassifications to assets held for sale	342	(658)

At December 31,	32,029	29,216
Italian leaving indemnities relate to the Italian employee severance indemnity (“TFR”) obligation required under Italian Law and other leaving indemnities primarily relate to leaving indemnities relating to the Group’s subsidiaries in Spain and China.
The following table summarizes the main financial assumptions used in determining the present value of the TFR and other leaving indemnities.

	At December 31, 2021			At December 31, 2020
	Italy	Spain	China	Italy	Spain	China
Discount rate	0.183% / 0.757%	0.60 / 0.70%	2.80%	-0.204% / 0.246%	-0.440 / 0.283%	3.05%
Inflation rate	1.50%	1.00%	5.50%	1.50%	0.80%	4.41%
Salary increase rate	1.0% / 2.2%	1.00%	5.50%	0.5% / 2.3%	0.80%	4.41%
In determining the defined benefit obligations of the Group’s Italian companies, the Group used the ISTAT

(the Italian National Institute of Statistics)
benchmark for the estimated mortality rates in Italy, broken down by age and gender, while for defined benefit obligations of the Group’s non-Italian
companies, the Group used the standard mortality rate benchmark for each individual country, broken down by age and gender. Estimated annual staff turnover rates have been calculated based on the individual companies’ data.
The following table presents a quantitative sensitivity analysis for the main assumptions relating to the Group’s main employee benefit obligations and service costs.

(Euro thousands)	At December 31, 2021				At December 31, 2020
	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
	Employee benefit obligations		Service costs		Employee benefit obligations		Service costs
Discount rate	(714)	765	(39)	42	(793)	850	(75)	79
Inflation rate	601	(572)	38	(36)	630	(598)	46	(43)
Turn-over rate	1,155	(1,864)	92	(156)	570	(1)	61	(109)
The average duration of the defined benefit obligations for the Italian TFR at the end of the reporting period was 9.0 years (2020: 9.2 years), for leaving indemnities in China was 6.3 years (2020: 6.2 years) and for leaving indemnities in Spain was 7.1 years (2019: 6.6 years).

F-
61

Post-employment benefits at December 31, 2021 primarily relate to the Group’s CEO.
Other long-term payables to employees
Other long-term payables at December 31, 2021 Euro 8,702 thousand relating to bonuses earned by certain of Zegna’s senior management team (excluding the CEO) which will be paid in 2024.

38.	Trade payables and customer advances
The following table provides a breakdown for trade payables and customer advances:

(Euro thousands)	At December 31,
	2021	2020
Trade payables	177,801	150,257
Customer advances	45,236	38,085

Total trade payables including customer advances	223,037	188,342

39.	Other current liabilities
The following table provides a breakdown for other current liabilities:

(Euro thousands)	At December 31,
	2021	2020
Due to employees	51,847	26,134
VAT and other taxes	28,609	19,993
Accrued expenses	15,319	19,739
Social security institutions	8,683	9,147
Deferred income	3,591	1,624
Other current liabilities	16,307	—

Total other current liabilities	124,356	76,637
Amounts due to employees include deferred compensation, accrued and untaken leave and related social contributions. At December 31, 2021, amounts due to employees also include the Zegna family’s grant of a Euro 1,500 special gift to each employee of the Zegna group, amounting to a total of Euro 10,916 thousand, as a result of the Company’s listing completed on December 20, 2021. The amount was subsequently paid to employees in February 2022. Monterubello agreed to reimburse the cost incurred by the Group as an equity contribution, which was received in February 2022.
Accrued expenses primarily include payroll accruals and rental expenses.
Other current liabilities at December 31, 2021 primarily include amounts due to the Company’s Board of Directors for board fees, contingent consideration for the acquisition of Tessitura Ubertino, and liabilities relating to customs and vouchers and other sundry amounts.

40.	Fair value measurement
The reported amount of derivative instruments, whether assets or liabilities, reflects their fair value at the reporting date.
The carrying amount of cash and cash equivalents, financial assets and trade receivables, as adjusted for impairment where necessary as required by IFRS 9, approximates their estimated realizable value and their fair value. Lease liabilities are reported at present value, while all of the other financial liabilities recorded at amortized cost approximate fair value.
A sensitivity analysis was performed at December 31, 2021 on the fair value of the Group’s insurance contracts (recorded within other current financial assets), with the support of an external actuarial expert, using the discounted cash flow method. The main assumptions used to perform the sensitivities are: i) the vector of prospective returns is calculated from the last certified management rate (known at the valuation date) assuming a trend to the market forward rate, consistent with the current Italian government curve; ii) the target duration has been assumed to be 5 years; iii) the prospective investment returns are netted against the management fees; iv) the cash flow projection was made in line with the underlying contractual conditions; v) a probability of surrender has been assumed, depending on the type of insurance contract considered, ranging from 5.22% to 6.41%. Based on the analysis performed, no significant differences from fair value were noted.
For units in investment funds sensitivity has not been calculated as the valuation is made on the basis of the latest available NAV.

F-
62

Categories of financial assets and liabilities according to IFRS 7
The following tables provide a breakdown for financial assets by category:

(Euro thousands)	At December 31, 2021
	Financial assets					Fair value Level
	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	1,786	—	1,786	26	—	1,786	—
Cash and cash equivalents	—	—	459,791	459,791	29	—	459,791	—
Trade receivables	—	—	160,360	160,360	25	—	160,360	—
Other non-current financial assets	2,257	—	33,115	35,372	23	—	33,115	2,257
Other current financial assets (*)	308,532	25,712	6,136	340,380	27	53,164	88,183	199,033

Financial assets	310,789	27,498	659,402	997,689		53,164	743,235	201,290

(*)	The following table provides an additional breakdown for other current financial assets at December 31, 2021:

(Euro thousands)	At December 31, 2021
	Financial assets				Fair value Level
	FVPL	FVOCI	Amortized cost	Total	1	2	3
Insurance contracts	113,919	—	—	113,919	—	—	113,919
Fixed income	68,947	5,025	—	73,972	29,764	26,700	17,508
Hedge funds	41,483	—	—	41,483	—	11,243	30,240
Real estate funds	32,898	—	—	32,898	—	19,100	13,798
Equity	25,408	—	—	25,408	2,713	22,695	—
Money market funds and floating income	2,007	20,687	—	22,694	20,687	2,007	—
Private equity	15,925	—	—	15,925	—	—	15,925
Private debt	7,945	—	—	7,945	—	302	7,643
Guarantee deposits and others	—	—	6,136	6,136	—	6,136	—

Total other current financial assets	308,532	25,712	6,136	340,380	53,164	88,183	199,033
The following table presents the changes in level 3 items for the period ended December 31, 2021:

(Euro thousands)	Fair value Level 3
At December 31, 2020	177,154

Investments	19,516
Disposals	(5,169)
Fair value adjustments	6,060
Realized gains	69
Exchange rate gains	1,403
At December 31, 2021	199,033

F-
63

The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non active markets) and the fair value of Level 3 items is estimated on the basis of the last available net asset value (NAV).

(Euro thousands)	At December 31, 2020
	Financial assets					Fair value Level
	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	11,848	—	11,848	26	—	11,848	—
Cash and cash equivalents	—	—	317,291	317,291	29	—	317,291	—
Trade receivables	—	—	138,829	138,829	25	—	138,829	—
Other non-current financial assets	20,686	—	28,577	49,263	23	—	—	20,686
Other current financial assets (*)	322,326	27,837	—	350,163	27	32,217	140,792	177,154

Financial assets	343,012	39,685	484,697	867,394		32,217	608,760	197,840

(*)	The following table provides an additional breakdown for other current financial assets at December 31, 2020:

(Euro thousands)	At December 31, 2020
	Financial assets				Fair value Level
	FVPL	FVOCI	Amortized cost	Total	1	2	3
Insurance contracts	107,188	—	—	107,188	—	—	107,188
Fixed income	88,011	5,174	—	93,185	7,201	68,570	17,414
Money market funds and floating income	19,223	22,663	—	41,886	22,662	19,224	—
Hedge funds	36,511	—	—	36,511	—	8,549	27,962
Real estate funds	29,073	—	—	29,073	—	17,607	11,466
Equity	24,843	—	—	24,843	2,354	22,489	—
Private equity	10,583	—	—	10,583	—	—	10,583
Private debt	6,894	—	—	6,894	—	4,353	2,541

Total other current financial assets	322,326	27,837	—	350,163	32,217	140,792	177,154
The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non active markets) and the fair value of Level 3 items is estimated on the basis of the last available net asset value (NAV).
The following tables provide a breakdown for financial liabilities by category:

(Euro thousands)	At December 31, 2021
	Financial liabilities					Fair value Level
	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	14,138	—	14,138	26	—	14,138	—
Non-current borrowings	—	—	471,646	471,646	33	—	471,646	—
Current borrowings	—	—	157,292	157,292	33	—	157,292	—
Other non-current financial liabilities	159,411	—	7,976	167,387	34	—	159,411	7,976
Other current financial liabilities	33,984	—	—	33,984	35	23,810	10,174	—
Trade payables and customer advances	—	—	223,037	223,037	38	—	223,037	—
Lease liabilities – Current / Non-current	—	—	438,052	438,052	35	—	—	438,052

Financial liabilities	193,395	14,138	1,298,003	1,505,536		23,810	1,035,698	446,028

(Euro thousands)	At December 31, 2020
	Financial liabilities					Fair value Level
	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	13,192	—	13,192	26	—	13,192	—
Non-current borrowings	—	—	558,722	558,722	33	—	558,722	—
Current borrowings	—	—	106,029	106,029	33	—	106,029	—
Other non-current financial liabilities	212,903	—	8,065	220,968	34	—	—	220,968
Trade payables and customer advances	—	—	188,342	188,342	38	—	188,342	—
Lease liabilities – Current / Non-current	—	—	407,687	407,687	35	—	—	407,687

Financial liabilities	212,903	13,192	1,268,845	1,494,940		—	866,285	628,655

F-
64

41.	Qualitative and quantitative information on financial risks
The Group is exposed to several financial risks connected with its operations:

•	financial market risk (principally relating to foreign currency exchange rates, interest rates and commodity prices;

•	liquidity risk relating to the availability of funds and access to credit, if required, and to financial instruments in general;

•	credit risk relating to counterparties failing to repay amounts owed or meet contractual obligations.
These risks could significantly affect the Group’s financial position, results of operations and cash flows, and for this reason the Group identifies and monitors these risks, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through the Group’s operating and financing activities and if required, through the use of derivative financial instruments.
A summary of qualitative and quantitative factors relating to these risks is provided below. The quantitative data reported in the following section does not have any predictive value. In particular, the sensitivity analysis on finance market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.
Credit risk
Credit risk is defined as the risk of financial loss caused by the failure of a counterparty to repay amounts owed or meet its contractual obligations. The maximum risk to which an entity is exposed is represented by all the financial assets recognized in the financial statements. Management considers its credit risk to relate primarily to trade receivables generated from the wholesale channel and mitigates the related effects through specific commercial and financial strategies.
With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers, as well as through insurance agreements. The following table provides the aging of trade receivables:

(Euro thousands)	Not yet due	0-90 days overdue	90-180 days overdue	>180 days overdue	Total
Trade receivables, gross	136,648	21,957	5,018	3,380	167,003
Loss allowance	(1,575)	(696)	(992)	(3,380)	(6,643)

Total trade receivables at December 31, 2021	135,073	21,261	4,026	—	160,360
Trade receivables, gross	106,659	23,172	2,509	15,206	147,546
Loss allowance	(549)	(1,876)	(480)	(5,812)	(8,717)

Total trade receivables at December 31, 2020	106,110	21,296	2,029	9,394	138,829
At December 31, 2020 trade receivables overdue by more than 180 days relates to the related party Tom Ford International LLC, mainly due to the financial impact caused by the
COVID-19
pandemic.
Liquidity risk
Liquidity risk represents the risk that the Group cannot meet its financial obligations due to problems in obtaining funds at current market price conditions (funding liquidity risk) or in liquidating assets on the market to find the necessary financial resources (asset liquidity risk), which could negatively impact the Group’s results if the Group is forced to incur additional costs to obtain liquidity or meet its commitments.
The following tables summarize the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities:

(Euro thousands)	Contractual cash flows
	Carrying amount at December 31, 2021	Within 1 year	Within 2 Years	Within 3 years	Beyond
Derivative financial instruments	14,138	14,138	—	—	—
Trade payables and customer advances	223,037	223,037	—	—	—
Borrowings	628,938	161,550	283,736	135,541	56,414
Lease liabilities	438,052	112,713	98,101	69,827	186,951
Other current and non-current financial liabilities	201,371	33,984	29,816	—	137,571

Total	1,505,536	545,422	411,653	205,368	380,936

F-6
5

(Euro thousands)		Contractual cash flows
	Carrying amount at December 31, 2020	Within 1 year	Within 2 Years	Within 3 years	Beyond
Derivative financial instruments	13,192	13,192	—	—	—
Trade payables and customer advances	188,342	188,342	—	—	—
Borrowings	664,751	106,029	107,500	281,250	169,972
Lease liabilities	407,687	102,092	82,489	67,137	187,771
Other non-current financial liabilities	220,968	—	25,976	71,924	123,068

Total	1,494,940	409,655	215,965	420,311	480,811
The factors which mainly influence the Group’s liquidity are the resources generated or absorbed by current operating and investing activities, the possible distribution of dividends, the maturity or refinancing of debt and the management of surplus cash. Liquidity needs or surpluses are monitored on a daily basis by the Parent Company in order to guarantee effective sourcing of financial resources or adequate investment of excess liquidity.
The negotiation and management of credit lines is coordinated by the Parent Company with the aim of satisfying the short and medium-term financing needs of the individual companies within the Group according to efficiency and cost-effectiveness criteria. It has always been the Group’s policy to sign and constantly maintain with various and diversified banks a total amount of committed credit lines that is considered consistent with the needs of the individual companies and suitable to ensure at any time the liquidity needed to satisfy and comply with all the Group’s financial commitments, at the established economic conditions, as well as guaranteeing the availability of an adequate level of operational flexibility for any expansion programs.
Foreign currency risk
Foreign currency exchange rate transaction risks originate mainly from exports of the Group in US Dollars, Chinese Renminbi, Japanese Yen, British Pound and Mexican Peso. Risk management is mainly centralized at the distributing companies. Goods transferred for consideration to associates are settled directly in the currency of the country where they operate and sell (with the exception of countries where local currency cannot be delivered outside the country). This implies the risk that the corresponding value in Euro of revenues determined at the moment of collection is insufficient to cover production costs or to achieve the desired profit margin. This risk is heightened during the significant period between the moment when the sale prices of a collection are set and the moment when revenues are converted into Euro, which extends up to 18 months. The distributing companies enter into currency forward contracts or options, to establish the conversion rate in advance, or a predefined range of conversion rates at future dates. For the years ended December 31, 2021, 2020 and 2019 the Group covered its exchange rate risk almost exclusively with currency forward exchange contracts. To this end, before the preparation of the price list and based on market expectations and conditions, the Group arranges hedges that cannot exceed 50%
-
60% of forecast sales in foreign currencies. In the period following the preparation of the price list, the total outstanding hedge is adjusted on the basis of market conditions and of the orders effectively managed and entered into production.
In addition, the Group controls and hedges exposure deriving from changes due to exchange rate changes in the value of assets or liabilities denominated in currencies other than the accounting currency of the individual company (typically intercompany financial receivables/payables), which may affect the Group’s net results, through financial instruments, whose recognition in accordance with IFRS follows the rules of fair value hedge: the profit or loss arising from subsequent remeasurements of the fair value of the hedging instrument and the hedged item are recorded within profit and loss. The hedges of the Parent Company’s future transactions in foreign currencies (which can be classified as cash flow hedges pursuant to IFRS) are accounted for in accordance with hedge accounting rules.
The Group has estimated the potential effects of a shock change of
+/-5%
on the main currencies to which the Group is exposed at each reporting date, by using internal assessment models based on generally accepted principles.

F-6
6

The following table presents the potential effects on profit before tax of a hypothetical change of +/- 500 bps in year-end
exchange-rates, applied to the Group’s net balances of trade receivables and trade payables in for eign
currencies.

(Euro thousands)	At December 31, 2021			At December 31, 2020
	Trade receivables and trade payables in functional currency	+500 bps	-500 bps	Trade receivables and trade payables in functional currency	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	96,885	(4,614)	5,099	112,850	(5,374)	5,939
JPY	20,481	(975)	1,078	41,757	(1,988)	2,198
CNY	21,084	(1,004)	1,110	35,083	(1,671)	1,846
HKD	27,452	(1,307)	1,445	11,235	(535)	591
GBP	(5,974)	284	(314)	4,923	(234)	259
SGD	8,220	(391)	433	3,120	(149)	164
CHF	(18,158)	865	(956)	(16,552)	788	(871)

Total	149,990	(7,142)	7,895	192,416	(9,163)	10,126
The following table presents the potential impact on profit before tax of a hypothetical change of +/- 500 bps in year-end
exchange-rates, applied to the Group’s hedged positions on the main currencies to which the G roup is
exposed.

(Euro thousands)	At December 31, 2021			At December 31, 2020
	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	81,725	3,892	(4,301)	119,214	5,677	(6,274)
JPY	20,692	985	(1,089)	45,658	2,174	(2,403)
CNY	11,464	546	(603)	20,318	968	(1,069)
GBP	(12,660)	(603)	666	16,464	784	(867)
HKD	28,054	1,336	(1,477)	9,460	450	(498)
CHF	—	—	—	6,295	(300)	331
SGD	8,158	388	(429)	3,083	147	(162)

Total	137,433	6,544	(7,233)	220,492	9,900	(10,942)
The following table presents the potential change in equity gross of tax of a hypothetical change of +/- 500 bps in year-end
exchange-rates, applied to the Group’s foreign currency hedging instruments on highly p robable
transactions.

(Euro thousands)	At December 31, 2021			At December 31, 2020
	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on hedge reserve			Impact on hedge reserve
USD	80,155	3,817	(4,219)	25,355	1,207	(1,334)
CHF	(4,792)	(228)	252	18,515	(882)	974
JPY	10,360	493	(545)	6,749	321	(355)
HKD	16,097	767	(847)	3,153	150	(166)
GBP	12,659	603	(666)	2,762	132	(145)
CNY	178,537	8,502	(9,397)	—	—	—
SGD	1,947	93	(102)	—	—	—

Total	294,963	14,047	(15,524)	56,534	928	(1,026)

F-6
7

The following table presents the potential impact on profit before tax of a hypothetical change of +/- 500 bps in the USD/EUR year-end
exchange-rate, applied to the Thom Browne put option in USD on non-controlling
interests (recorded within other
non-current
financial liabilities).

(Euro thousands)	At December 31, 2021			At December 31, 2020
	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	(135,726)	(7,143)	6,463	(169,055)	(8,897)	8,050

Total	(135,726)	(7,143)	6,463	(169,055)	(8,897)	8,050
Interest rate risk
Overall exposure to interest rate risk is monitored at the Group level through coordinated management of debt and available liquidity and of the relevant due dates. The Group’s principal sources of exposure to interest rate risk derive from loans at variable rates. At December 31, 2021, the notional value of interest rate swap derivatives to hedge the risk of a potential increase in the cost of servicing of financial debt due to fluctuations in market rates was Euro 323,816 thousand (Euro 274,336 thousand at December 31, 2020) with a negative fair value of Euro 2,412 thousand (Euro 5,515 thousand at December 31, 2020). The short-term portion of bank debt, used mainly to finance working capital needs, is not covered by interest rate hedges. The cost of bank debt is equal to Euribor for the period plus a spread that depends on the type of credit facility used.
For the year ended December 31, 2021 a hypothetical 20% increase in short-term interest rates on such floating rate non-current
financial liabilities, with all other variables held constant, would have resulted in financial expenses, on an annual basis, of approximately Euro 332 thousand (Euro 742 thousand for the year ended December 31, 2020). For the year ended December 31, 2021 a hypothetical 20% decrease in short-term interest rates on such floating rate non-current
financial liabilities, with all other variables held constant, would have resulted in financial expenses, on an annual basis, of approximately Euro 69 thousand (Euro 359 thousand for the year ended December 31, 2020).
The following table presents the sensitivity on floating rate borrowings not covered by interest rate swaps.

(Euro thousands, except percentages)
At December 31, 2021
Amount	Total interest rate (*)	Interest expense	-20%	Impact on profit before tax	+20%	Impact on profit before tax
10,000	0.115%	12	0.006%	1	0.224%	22
15,000	0.112%	17	0.004%	1	0.220%	33
18,750	0.284%	53	0.175%	33	0.393%	74
50,000	0.000%	—	0.000%	—	0.100%	50
10,000	0.186%	19	0.077%	8	0.295%	30
45,000	0.167%	75	0.060%	27	0.274%	123

148,750		175		69		332

*	The overall rate indicated is compounded of the fixed spread plus the variable rate (+-20% is on the variable rate).

(Euro thousands, except percentages)
At December 31, 2020
Amount	Total interest rate (*)	Interest expense	-20%	Impact on profit before tax	+20%	Impact on profit before tax
Non-current
80,000	0.349%	279	0.259%	207	0.439%	351
10,000	0.195%	20	0.097%	10	0.293%	30
45,000	0.238%	107	0.136%	61	0.340%	153
31,250	0.300%	94	0.194%	61	0.406%	127
10,000	0.184%	18	0.069%	7	0.299%	30

176,250		518		346		691
Current
17,500	0.183%	32	0.074%	13	0.292%	51

17,500		32		13		51

*	The overall rate indicated is compounded of the fixed spread plus the variable rate (+-20% is on the variable rate).

F-6
8

42.	Related party transactions
The related parties of the Group are all entities and individuals, including their close family members, capable of exercising control, joint control or significant influence over the Group and its subsidiaries, including the Group’s controlling shareholder, Monterubello, as well as other companies owned by Monterubello and its shareholders. Related parties also include Zegna’s associates and joint arrangements, members of its Board of Directors and executives with strategic responsibilities, as well as their families and entities controlled by them.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.
Transactions carried out by the Group with these related parties are primarily of a commercial and financial nature and mainly relate to:
Transactions with associates

•
Transactions with Tom Ford related to (i) a licensing agreement for the production and worldwide distribution of luxury men’s ready to wear and made to measure clothing, footwear and accessories under the Tom Ford label, (ii) financial assets related to loans to Tom Ford, and (iii) financial guarantees provided to Tom Ford in relation to its payment obligations under a bank loan for an amount of $7,500 thousand issued to Tom Ford in 2020 and maturing in March 2025.

•	The purchase of raw materials, in particular carded yarns from Filati Biagioli Modesto
Transactions with companies controlled by Monterubello or its shareholders, Zegna directors or senior management

•	The purchase of raw materials, in particular of wool, from Gruppo Schneider S.p.A.

•	The purchase of industrial services, in particular of fabrics’ finishing, from Finissaggio e Tintoria Ferraris S.p.A.

•	The purchase of industrial services from Pettinatura di Verrone S.r.l.

•	Transactions with PKB Privatbank AG relating to an interest-bearing loan amounting to Euro 5,000 thousand expiring in March 2022.

•
The Disposition of certain of its businesses, through the statutory demerger under Italian law to a new company owned by its existing shareholders. The Disposition included, inter alia, Zegna’s real estate business, consisting of Zegna’s former subsidiary EZ Real Estate, which directly and indirectly holds substantially all of the real estate assets formerly owned by the Zegna group, as well as certain properties previously owned by Lanificio. Most of the real estate properties directly or indirectly owned by EZ Real Estate were, and continue to be, leased to Zegna also following the Disposition. Zegna pays rent to EZ Real Estate or its subsidiaries under lease agreements. In addition, following the Disposition, Zegna has entered into arrangements whereby Oasi Zegna provides licensing, marketing and other sustainability-related services to Zegna.

•
As part of the Disposition, on January 14, 2021, the Group sold 70% of its equity stake in Agnona to a related party for consideration of Euro 1 and as a result Agnona was deconsolidated from the beginning of the year and became a related party of the Group. The Group subsequently disposed of the remaining 30% stake in Agnona in two tranches during September and October 2021 for total consideration of Euro 500 thousand. Following the initial disposal of Agnona, the Group sold products and recharged costs for services to Agnona, as well as compensated amounts related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in accordance with the terms of the related sale agreement.

•	Following the Disposition, the payment of rent to EZ Real Estate or its subsidiaries under lease agreements for the use of properties.

•
Support to the activities of Fondazione Zegna, a charitable organization which provides an opportunity for charitable work on the part of the Zegna family and Group employees. Fondazione Zegna supports and funds projects in cooperation with non-profit
organizations operating in various fields and different parts of the world.

•
Put contracts entered into as part of the Group’s investments in Thom Browne and Lanificio whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling
interests in Thom Browne and Lanificio. For additional information relating to the put contracts please refer to Note 34 -
Other current and
non-current
financial liabilities
.

Transactions related to the Business Combination
In connection with the closing of the Business Combination and the public listing of Zegna (as further described in Note 1 -
General information
), Zegna entered into various transactions with Monterubello and other shareholders and related parties, including the following:

•	The repurchase by Zegna of 54,600,000 of its own shares from Monterubello for total consideration of Euro 455,000 thousand.

•
The issuance of Zegna ordinary shares to the PIPE Investors, which include certain of Zegna’s related parties (including certain directors and officers and affiliates of Monterubello), in exchange for cash consideration.

•	The reimbursement to Zegna by Monterubello of a special gift to all employees of the Group for an amount of Euro 10,923 thousand.

•
The issuance of 800,000 private warrants to certain Zegna
non-executive
directors, for which the Group recognized personnel costs of Euro 1,263 thousand and an offsetting increase to other reserves within equity for the year ended December 31, 2021.

•	The grant of equity-settled share-based payments to key management, as further described below.

9

The following table summarizes transactions with related parties for the years ended December 31, 2021, 2020 and 2019.

(Euro thousands)	For the year ended December 31,
	2021					2020				2019
	Revenues	Costs (1) (2)	Personnel costs	Write down and other provisions (3)	Financial income (expenses)	Revenues	Costs (1) (2)	Personnel costs	Financial income (expenses)	Revenues	Costs (1) (2)	Personnel costs	Financial income (expenses)
Associates
Tom Ford	23,047	7,730	—	—	596	25,088	7,673	—	471	29,499	8,958	—	1,847
Filati Biagioli Modesto S.p.A.	49	177	—	—	—	—	—	—	—	—	—	—	—
Pelletteria Tizeta S.r.l.	—	—	—	—	—	4	2	—	—	4	2	—	—

Total associates	23,096	7,907	—	—	596	25,092	7,675	—	471	29,503	8,960	—	1,847
Companies controlled by Monterubello or its shareholders, Zegna directors or senior management
G. Schneider S.p.A.	20	5,623	—	—	—	217	6,683	—	—	10	9,815	—	—
Agnona S.r.l.	373	(485)	—	6,150	—	—	—	—	—	—	—	—	—
Disposition entities (4)	58	1,566	—	—	—	—	—	—	—	—	—	—	—
Other companies controlled by Monterubello or its shareholders, Zegna directors or senior management (5)	9	491	—	—	(40)	13	450	—	(44)	11	1,364	—	(44)

Total companies controlled by Monterubello or its shareholders, Zegna directors or senior management	460	7,195	—	6,150	(40)	230	7,133	—	(44)	21	11,179	—	(44)
Other related parties connected to directors and shareholders	—	—	1,284	—	(20,675)	—	33	860	—	—	39	1,014	—

Total transactions with related parties	23,556	15,102	1,284	6,150	(20,119)	25,322	14,841	860	427	29,524	20,178	1,014	1,803
Total for Zegna Group	1,292,402	663,238	367,762	19,487	2,066	1,014,733	537,495	282,659	(13,720)	1,321,327	681,498	331,944	(15,431)

(1)	Costs with Tom Ford include royalties amounting to Euro 4,081 thousand, Euro 4,095 thousand and Euro 4,721 thousand for the years ended December 31, 2021, 2020 and 2019, respectively.
(2)	Includes cost for raw materials and consumables, purchased, outsourced and other costs.
(3)
Includes Euro 6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was
required to compensate the company in accordance with the terms of the related sale agreement, as well as Euro 144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona (which was subsequently disposed of as part of the Disposition).

(4)	Disposition entities includes Alan Real Estate S.A., EZ Real Estate S.r.l and 61 West 23rd Street LLC
(5)	Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A., PKB Privatbank AG and Pettinatura di Verrone S.r.l.

F-
70

The following table summarizes balances with related parties at December 31, 2021 and 2020.

(Euro thousands)	At December 31, 2021					At December 31, 2020
	Trade receivables	Other financial assets	Other current assets (1)	Financial liabilities (2)	Other liabilities (3)	Trade receivables	Other financial assets	Financial liabilities (2)	Other liabilities (3)
Associates
Tom Ford	20,939	1,497	—	—	344	23,453	1,198	—	136
Filati Biagioli Modesto S.p.A.	59	—	—	—	63	—	—	—	—

Total associates	20,998	1,497	—	—	407	23,453	1,198	—	136
Monterubello and companies controlled by Monterubello or its shareholders, Zegna directors or senior management
Monterubello	—	—	10,923	—	—	—	—	—	—
G. Schneider S.p.A.	12	—	—	—	516	18	—	—	323
Agnona S.r.l.	642	—	—	—	122	—	—	—	—
PKB Privatbank AG	—	—	—	5,000	—	—	—	5,000	—
Disposition entities (4)	248	—	—	—	1,248	—	—	—	—
Other companies controlled by Monterubello or its shareholders, Zegna directors or senior management (5)	13	—	—	—	242	2	94	—	51

Total Monterubello and companies controlled by Monterubello or its shareholders, Zegna directors or senior management	915	—	10,923	5,000	2,128	20	94	5,000	374
Other related parties connected to directors and shareholders	500	—	—	—	171	—	—	2,146	61

Total originating from related parties	22,413	1,497	10,923	5,000	2,706	23,473	1,292	7,146	571
Total for Zegna Group	160,360	375,752	68,773	639,033	389,656	138,829	399,426	779,690	294,326

(1)
On December 20, 2021, the Group announced that the Zegna family decided to grant a Euro 1,500 special gift to each employee of the Zegna group, amounting to a total of Euro 10,916 thousand, as a result of the Company becoming listed on a public stock exchange. The gift was paid to employees in February 2022. Monterubello agreed to reimburse the cost incurred by the Group as an equity contribution, which was received in February 2022.

(2)	Includes non-current borrowings at December 31, 2021 and non-current borrowings and other non-current financial liabilities at December 31, 2020.

(3)	Includes trade payables and customer advances, employee benefits and other current liabilities.

(4)	Disposition entities includes Alan Real Estate S.A., EZ Real Estate S.r.l and 61 West 23rd Street LLC

(5)	Includes transactions with Finissaggio e Tintoria Ferraris S.p.A., Achill Station Pty Ltd., and Pettinatura di Verrone S.r.l.

F-
71

The following table summarizes remuneration of and outstanding balances with Zegna directors and key executives with strategic responsibilities:

(Euro thousands)	Key Management Personnel						Outstanding Balance
	Short-term employee benefits (1)	Post- employment benefits	Other long- term benefits	Share-based payments	Dividends	Purchase of investments (2)	Employee benefits	Other non- current financial liabilities(3)	Other current liabilities	Non-current financial assets
2021	16,853	4,012	8,702	14,012	—	—	12,865	135,726	7,990	2,219
2020	9,414	736	—	(9,975)	1,116	—	538	198,046	991	—
2019	11,790	956	—	1,016	1,465	1,762	526	214,389	1,193	—

(1)	Includes corporate bodies fees, consultancy fees and personnel compensation.
(2)	Relates to the acquisition of Thom Browne.
(3)	Primarily relates to liabilities on put contracts entered into as part of the Group’s investments in Thom Browne and Lanificio.
Share-based payments
Cash-settled share-based payments
In 2017 the Company granted certain cash-settled share-based payment awards to the Group’s CEO. Under these plans, the CEO was awarded:

a.
55,433 shares (2,771,650 shares following the Share Split) of the Company together with an option that entitles the CEO to sell back to the Company the same shares at their market price. For 25,988 shares of the shares attributed (1,299,400 shares following the Share Split) there were no specific conditions to be satisfied for the sale right to be exercised; and

b.
The right to buy a maximum number of 15,832 shares (791,600 shares following the Share Split) in the Company at a price of Euro 186.50 per share (Euro 3.73 per share following the Share Split) and the right to convert part of his fixed remuneration in the Company’s shares at the same price, together with the right to sell those shares back to the Company at their market price. Such rights vested immediately and can be exercised directly by the CEO in case of an initial public offering of the Company’s shares, a sale to third parties of whole or part of the Company’s shares or by the CEO’s heirs under the circumstances of either his death or medically ascertained mental or severe physical disablement.

As a result of entering into this agreement, the Company recognized a liability to transfer cash to the CEO based on the fair value of equity instruments of the Company at each reporting date, with the changes in the fair value the liability recognized in the statement of profit or loss for the period. The Company share price was estimated according to a market approach valuation model, using market multiples derived from a set of comparable transactions.
During 2020, in the context of the
COVID-19
pandemic, the plan described in point a) above was renounced by the CEO with the resulting change in the value of the related liability recognized in the statement of profit and loss and at December 31, 2020 the Group measured the fair value of the remaining liability based on a Company share price of Euro 372 (Euro 7.44 per share following the Share Split) and a discount rate of 1.90%. Following a review of the CEO’s compensation package in 2021, the remaining cash-settled share-based payment obligation of Euro 16,120 was waived by the CEO.
Equity-settled share-based payments
On February 4, 2021 and as amended on July 15, 2021, the Company granted the following equity-settled share-based payments to the CEO:

a.
Up to a maximum of 2,520,000 performance share units (“
PSUs
”), which each represent the right to receive one Zegna ordinary share, that vest in three tranches in 2022, 2023 and 2024 according to the achievement of defined targets based on Group’s EBIT. For the year ended December 31, 2021, the Group recognized Euro 6,138 thousand as share-based compensation expense within personnel costs and an offsetting increase to other reserves within equity in relation to the PSUs. At December 31, 2021, unrecognized compensation expense relating to the PSUs amounted to Euro 12,897 thousand and is expected to be recognized over the remaining vesting periods through 2024. The fair value of the PSU awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. Key assumptions used in the valuation include the following: (i) grant date share price: Euro 7.43 per share to Euro 9.13 per share (ii) expected volatility:
30%-40%
based on the historical and implied volatility of a group of comparable companies, (iii) risk free rate: 0%.

b.
The right to buy a maximum number of 15,832 shares (791,600 shares following the Share Split) in the Company for a purchase price of Euro 186 per share (Euro 3.72 per share following the Share Split) (“
CEO Stock Options
”). In May 2021, the CEO exercised the option and purchased 15,832 shares (791,600 shares following the Share Split) for total consideration of Euro 2,946 thousand. The Company recognized Euro 2,938 thousand as share-based compensation expense within personnel costs and an offsetting increase to other reserves within equity, representing the difference between the fair value of the shares sold and the consideration received.

c.
The right to convert all or part of the CEO’s fixed remuneration in the Company’s shares (“
Remuneration in shares
”) at the same price of Euro 186 per share (Euro 3.72 per share following the Share Split). Following an amendment to the related agreement in July 2021, the remuneration will be converted at a rate based on a multiplier of EBIT. The annual right vests each year and can be exercised directly by the CEO within the term of 12 months after the end of each year. The Company recognized Euro 1,410 thousand as share-based compensation expense within personnel costs and an offsetting increase to other reserves within equity in 2021.

F-
72

d.	600,000 PSUs (“ CEO IPO LTI ”), of which:

•
240,000 PSUs vest upon the satisfaction of the following conditions: (i) a public listing of the Company’s shares, and (ii) a Company share price of at least $11.50 for twenty consecutive trading days following the public listing and before December 31, 2023, and

•
360,000 PSUs vest upon the satisfaction of the following conditions: (i) a public listing of the Company’s shares, (ii) a Company share price of at least $12.50 for twenty consecutive trading days following the public listing and before December 31, 2023, and (iii) the CEO’s continued service with the Company from the award grant date until December 31, 2023.

For the year ended December 31, 2021, the Group recognized Euro 2,047 thousand as share-based compensation expense within personnel costs in relation to these PSUs and at December 31, 2021 unrecognized compensation expense amounted to Euro 1,680 thousand and is expected to be recognized over the expected remaining vesting periods through 2023. The fair value of the PSU awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. Key assumptions used in the valuation include the following: (i) grant date share price: USD 6.53 per share to USD 7.85 per share (ii) expected volatility:
30%-40%
based on the historical and implied volatility of a group of comparable companies, (iii) risk free rate: 0.73%.
Management IPO LTI
In December 2021, the Company resolved to granted 900,000 PSUs to Zegna directors (excluding the CEO), key executives with strategic responsibilities and other employees of the Group (“
Management IPO LTI
”), of which:

•
450,000 PSUs vest upon the satisfaction of the following conditions: (i) a public listing of the Company’s shares before December 31, 2021 and, (ii) a Company share price of at least $11.50 for ten consecutive trading days following the public listing and before December 31, 2023, and

•
450,000 PSUs vest upon the satisfaction of the following conditions: (i) a public listing of the Company’s shares before December 31, 2021, (ii) a Company share price of at least $12.50 for twenty consecutive trading days following the public listing and before December 31, 2023, and (iii) the recipient’s continued employment with the Company from the award grant date until December 31, 2023.

For the year ended December 31, 2021, the Group recognized Euro 3,349 thousand (of which Euro 1,023 thousand related to key management, excluding the CEO) as share-based compensation expense within personnel costs in relation to these PSUs and at December 31, 2021 unrecognized compensation expense amounted to Euro 2,720 thousand and is expected to be recognized over the expected remaining vesting periods through 2023. The fair value of the PSU awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. Key assumptions used in the valuation include the following: (i) grant date share price: USD 7.00 per share to USD 8.32 per share (ii) expected volatility: 30% based on the historical and implied volatility of a group of comparable companies, (iii) risk free rate: 0.73%.
As part of the Business combination, the Company issued 800,000 private warrants to certain Zegna non-executive
directors and recognized Euro 1,263 thousand as share-based compensation expense within personnel costs and an offsetting increase to other reserves within equity for the year ended December 31, 2021.
Management Stock Options
In 2021 a member of key management (excluding the CEO) exercised a right to buy 16,237 shares (811,850 shares following the Share Split) in the Company for a purchase price of Euro 137 per share (Euro 2.74 per share following the Share Split) (“
Management Stock Options
”) for total consideration of Euro 2,216 thousand. The Company recognized Euro 3,834 thousand as share-based compensation expense within personnel costs and an offsetting increase to other reserves within equity.

43.	Notes to consolidated cash flow statement
Operating activities
Other
non-cash
expenses/(income), net for the year ended December 31, 2021 mainly includes (i) Euro 114,963 thousand relating to the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired, (ii) Euro 37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares, to be held in escrow, to the holders of IIAC class B shares, (iii) Euro 16,290 thousand non-cash
share-based compensation, and (iv) rent reductions received as a result of the
COVID-19
pandemic and defined benefit obligations.
For the year ended December 31, 2020 other
non-cash
expenses/(income), net mainly includes the effects of rent reductions received as a result of the
COVID-19
pandemic.
The change in other operating assets and liabilities primarily relates to indirect taxes, accrued income and expenses, and deferred charges.

F-
73

Investing activities
Business combinations, net of cash acquired relates to the net cash outflows of acquisitions made by the Group (excluding the Business Combination). Please refer to Note 5 -
Business combinations
for further details.

44.	Subsequent events
The Group has evaluated subsequent events through April 6, 2022 which is the date the Consolidated Financial Statements were authorized for issuance, and identified the following events, all of which are non-adjusting
as defined in IAS 10:
Due to ongoing conflict in Ukraine that started in February 2022 and the related escalating geopolitical tensions, many governments around the world, including those of the United States, the European Union, the United Kingdom and other jurisdictions, have recently announced the imposition of sanctions on certain industries and parties in Russia and the Ukrainian regions of Donetsk and Luhansk, as well as export controls on certain industries and products and the exclusion of certain Russian financial institutions from the SWIFT system. On March 11, 2022, the President of the United States issued an executive order prohibiting exports to Russia of luxury goods (including, inter alia, apparel, footwear and certain accessories with a per unit wholesale price of $1,000 or more). Shortly thereafter, on March 15, 2022, the Council of the European Union imposed new sanctions on Russia prohibiting the export of luxury goods having a value in excess of €300 per item (including clothing, footwear, leather and fashion accessories). Pursuant to the aforementioned sanctions, the Group suspended production of products for the Fall/Winter 2022 collection ordered by our Russian franchisees and distributors and it is uncertain whether and when it will be able to resume such production. Several of the agreements with the Group’s wholesale customers in Russia are due to expire during the course of 2022 and 2023 and it is uncertain whether, when and at what terms and conditions such agreements will be renewed.
 The Russian market represented 1.5%, 2.0% and 1.5% of the Group’s revenues in 2021, 2020 and 2019, respectively.
The Group has experienced minor delays in production in 2022 in certain countries where a significant number of its and its suppliers’ employees had to stay at home after becoming infected with
COVID-19.
Since March 2022, due to a new wave of
COVID-19
in certain parts of the Greater China Region and the resulting lockdown restrictions, the Group has been required to close certain DOSs in the Greater China Region, and DOSs that have remained open have experienced significantly lower customer traffic.

F-
74