Form 20-F
period 2022-12-31
Ermenegildo Zegna N.V.
filed 2023-04-06
CIK 1877787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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
At December 31, 2022, the issuer had 242,802,746 ordinary shares, nominal value €0.02 per share, outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

ii

CERTAIN DEFINED TERMS
In this report, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Zegna” refer to the Registrant, Ermenegildo Zegna N.V., a Dutch public limited liability company (naamloze vennootschap), in each case together with its consolidated subsidiaries, or any one or more of them, as the context may require.
In this report:
“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
“Audit Committee” means the audit committee of the Zegna Board.
“Business Combination” means the business combination between Zegna and IIAC, which was completed on December 17, 2021.
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
“Closing” means the closing of the Business Combination.
“Closing Date” means December 17, 2021.
“Compensation Committee” means the compensation committee of the Zegna Board.
“Conversion” means the cross-border conversion whereby, on December 17, 2021, Zegna, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, converted into a Dutch public limited liability company (naamloze vennootschap) and transferred its legal seat from Italy to the Netherlands and amended its articles of association, as a result of which Zegna assumed its current legal name “Ermenegildo Zegna N.V.”
“DCGC” means the Dutch Corporate Governance Code.
“Demerger” has the meaning set forth in “Item 5.A—Operating Results—Trends, Uncertainties and Opportunities—Disposition of certain businesses.”
“Disposition” has the meaning set forth in “Item 5.A—Operating Results—Trends, Uncertainties and Opportunities—Disposition of certain businesses.”
“DOSs” means directly operated stores.
“DTC” means direct-to-consumer.

“Effective Time” means the time the Merger became effective on the Closing Date.
“Escrowed Shares” means the portion of the Ordinary Shares issued to the IIAC Initial Shareholders (in exchange for their Class B Shares) which are currently held in escrow subject to the release conditions described in the Business Combination Agreement.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Forward Purchase” means the transactions contemplated by the Forward Purchase Agreement.
“Forward Purchase Agreement” means the forward purchase agreement between IIAC and the FPA Purchaser, dated as of November 18, 2020, as amended on July 26, 2021.
“FPA Purchaser” means Strategic Holding Group S.à r.l., an affiliate of the IIAC Sponsor.
“Governance and Sustainability Committee” means the governance and sustainability committee of the Zegna Board.
“Hedged Positions” means the hedging positions and arrangements that effectively transfer the economic interest of any member of the Sponsor Group in Zegna to a third party (e.g., forward sale contracts); provided, that the definition of “Hedged Positions” shall not include hedging positions and arrangements (a) in which the economic interest of any member of the Sponsor Group in Zegna is retained (e.g., pledges and margin loans), (b) that minimize exposure to certain risks independent of the business operations of Zegna (e.g., currency exchange swaps) or (c) that marginally cap or limit the upside/downside risk of any member of the Sponsor Group while maintaining material economic exposure (e.g., puts, calls and collars), as determined in good faith by the Zegna Board and such member of the Sponsor Group.
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
“IIAC Sponsor” means Investindustrial Acquisition Corp. L.P., a limited partnership incorporated in England and Wales.
“IIAC Sponsor Lock-Up Agreement” means the lock-up agreement, entered into at the Closing, by and among Zegna, IIAC Sponsor and the IIAC Initial Shareholders.
“IIAC Warrants” means the IIAC Private Placement Warrants and the IIAC Public Warrants.
“Insider PIPE Subscribers” means certain inside subscribers among the PIPE Investors (including the FPA Purchaser, Sergio P. Ermotti and Ermenegildo Zegna di Monte Rubello).
“Lead Non-Executive Director” means the Zegna Director serving as lead non-executive director.
“Loyalty Register” means the separate part of Zegna’s shareholder register instrumental to Zegna’s loyalty voting structure.
“Merger” means the merger of Zegna Merger Sub with and into IIAC, with IIAC being the surviving company.

“Minimum Holding Requirement” means the beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) by the Sponsor Group, of at least 5% of the issued and outstanding Ordinary Shares, excluding (i) any Hedged Positions as evidenced by the IIAC Sponsor in writing and (ii) any Escrowed Shares that have not been released from escrow to the applicable Sponsor Group member.
“Monterubello” means Monterubello s.s., an Italian società semplice.
“New Warrant Agreement” means the Warrant Agreement entered into concurrently with the Closing, by and between Zegna, Computershare Trust Company, N.A., and Computershare Inc.
“NYSE” means the New York Stock Exchange.
“Offset PIPE Financing” means the private placement of 12,500,000 Ordinary Shares to the Offset PIPE Investors, for gross proceeds to Zegna in an aggregate amount of $125,000,000, pursuant to the Offset Subscription Agreements.
“Offset PIPE Investors” means investors in the Offset PIPE Financing pursuant to the Redemption Offset Agreements and the Offset Subscription Agreements.
“Offset Subscription Agreements” means those certain subscription agreements entered into on December 16, 2021, among IIAC, Zegna and the Offset PIPE Investors named therein.
“Ordinary Shares” means the ordinary shares, nominal value €0.02 per share, of Zegna.
“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.
“PIPE Financing” means the private placement of 25,000,000 Ordinary Shares to the PIPE Investors, for gross proceeds to Zegna in an aggregate amount of approximately $250,000,000, pursuant to the PIPE Subscription Agreements.
“PIPE Investors” means the investors (including the Insider PIPE Subscribers) in the PIPE Financing pursuant to the PIPE Subscription Agreements.
“PIPE Shares” means the 37,500,000 Ordinary Shares that were issued to certain securityholders in connection with the closing of a private placement offering concurrent with the Closing.
“PIPE Subscription Agreements” means those certain subscription agreements entered into on July 18, 2021, among IIAC, Zegna and the PIPE Investors named therein relating to the PIPE Financing.
“Private Placement Warrants” means warrants to acquire Ordinary Shares on the same contractual terms and conditions as the IIAC Private Placement Warrants.
“Public Warrants” means warrants to acquire Ordinary Shares on the same contractual terms and conditions as the IIAC Public Warrants.
“Redemption Offset Agreements” means the agreements entered into on December 3, 2021, among IIAC, Zegna and the Offset PIPE Investors named therein relating to the offset of redemptions of Class A Shares by IIAC public shareholders up to a certain level.
“Registration Rights Agreement” means the registration rights agreement entered into at Closing, pursuant to which the IIAC Initial Shareholders and the Zegna Initial Shareholders have been granted certain registration rights with respect to their respective equity securities in Zegna, in each case, on the terms and subject to the conditions in such registration rights agreement.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.
“Share Repurchase” means the repurchase by Zegna of 54,600,000 Ordinary Shares from Monterubello in exchange for the Cash Consideration.
“Shareholders Agreement” means the shareholders agreement entered into at Closing by and among Zegna, the IIAC Sponsor, Monterubello and Mr. Ermenegildo Zegna.
“Sponsor Group” means the IIAC Sponsor together with its Affiliates.
“Sponsor Nominee” means the Zegna Non-Executive Director to be nominated by the IIAC Sponsor in accordance with the Zegna Articles of Association.
“Surviving Company” means IIAC following the Merger.
“Terms and Conditions of the Zegna Special Voting Shares” means the terms and conditions that apply to the issuance, allocation, acquisition, conversion, sale, holding, repurchase and transfer of the Zegna Special Voting Shares and certain aspects of the registration of the Ordinary Shares in the Loyalty Register.
“Warrant Redemption” means the redemption of all our outstanding Warrants, which was completed on February 27, 2023 and as described in the notice of redemption dated as of January 26, 2023.
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
“Warrants” means, collectively, the Public Warrants and the Private Placement Warrants.
“Zegna Articles of Association” means the articles of association of Zegna.
“Zegna Board” means Zegna’s board of directors.
“Zegna Board Regulations” means the regulations of the Zegna Board, as amended or supplemented from time to time.
“Zegna Director” means a Zegna Executive Director or a Zegna Non-Executive Director.
“Zegna Executive Director” means an executive member of the Zegna Board.
“Zegna General Meeting” means the corporate body that consists of the shareholders of Zegna and all other Persons with meeting rights and also the meeting in which shareholders of Zegna and all other Persons with meeting rights assemble, as the case may be.
“Zegna Initial Shareholders” means, collectively, Monterubello, Ermenegildo Zegna and the other shareholders of Zegna immediately prior to the Closing.
“Zegna Merger Sub” means EZ Cayman, a Cayman Islands exempted company.
“Zegna Non-Executive Director” means a non-executive member of the Zegna Board.

“Zegna Shareholders Lock-Up Agreement” means the lock-up agreement, entered into at the Closing, by and among Zegna and the Zegna Initial Shareholders.
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

NOTE ON PRESENTATION
This document includes the consolidated financial statements of Ermenegildo Zegna N.V. at December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. We refer to these consolidated financial statements collectively as the “Consolidated Financial Statements.”
Basis of Preparation of the Consolidated Financial Statements
On December 17, 2021 we closed the previously announced Business Combination pursuant to the Business Combination Agreement, dated as of July 18, 2021, as amended, by and among us, IIAC and Zegna Merger Sub, our wholly owned subsidiary. For more information on the Business Combination, see “Item 4.A—History and Development of the Company” and Note 1 — General information to the Consolidated Financial Statements included elsewhere in this report.
The Group’s financial information is presented in Euro. In certain instances, information is presented in U.S. Dollars. All references in this document to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “US$” and “$” refer to the currency of the United States of America (the “United States”).
The language of this document is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.
Certain totals in the tables included in this document may not add due to rounding.
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
This report includes trademarks, trade names and service marks, certain of which belong to Zegna and others that are the property of other organizations. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this report are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
MARKET AND INDUSTRY INFORMATION
Information contained in this report concerning the market and the industry in which we compete, including our market position, general expectations of market opportunity and market size, is based on information from various third party sources, assumptions made by us based on such sources and our knowledge of the personal luxury goods market. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. We have not independently verified any third-party information. The industry in which we operate is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this report are subject to change based on various factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.D—Risk Factors” and elsewhere in this report. The information relating to the industry contained in the section entitled “Item 4.B—Business Overview—Industry,” unless otherwise indicated, has been based on the Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2022, dated November 15, 2022.

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
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to:
•the ability of Zegna to safeguard the recognition, integrity and reputation of its brands and to identify and respond to new and changing customer preferences;
•the impact of COVID-19 or similar public health crises on Zegna’s business;
•disruptions arising from political, social and economic instability, geopolitical tensions or civil unrest, including the current conflict in Ukraine and sanctions imposed onto Russia;
•the ability of Zegna to successfully implement its strategy;
•the ability of Zegna to achieve the expected benefits of businesses we may acquire, including in relation to the anticipated TFI Acquisition;
•disruptions to Zegna’s manufacturing and logistics facilities, as well as DOSs, including as a result of the COVID-19 pandemic;
•risks related to the operation of Zegna’s DOSs, including as a result of difficulties in renewing the existing lease agreements, an increase in rental charges or a decline in sales, and the operation of points of sale by third parties in the wholesale channel;
•fluctuations in the price or quality of, or disruptions in the availability of, raw materials used by Zegna for its products or of commodities such as energy, which could cause Zegna to incur increased costs, disrupt its manufacturing processes or prevent or delay Zegna from meeting its customers’ demand;
•the ability of Zegna to negotiate, maintain or renew license or co-branding agreements with high end third party brands;
•shifts in travel patterns or declines in travel volumes, including as a result of the COVID-19 pandemic;
•the ability to attract and retain key senior and skilled personnel and preserve craftsmanship skills;
•Zegna’s ability to protect its intellectual property rights;
•disruptions or breaches in Zegna’s information technology systems compromising Zegna’s business or the personal information of Zegna’s customers, including as a result of cybercrimes;
•the fact that the market price of Zegna’s securities may be volatile due to a variety of factors;
•the ability to develop and maintain effective internal controls;
•Zegna has identified material weaknesses in its internal control over financial reporting; if Zegna fails to remediate these material weaknesses or maintain an effective system of internal controls, this could result in a material misstatement in Zegna’s consolidated financial statements and may subject us to adverse regulatory consequences and affect investor confidence in us and, as a result, the price of our securities and our ability to access the capital markets and other forms of financing in the future may be impaired;
•changes in local economic, business, regulatory, social and political conditions, as well as changes in general economic conditions (such as significant inflation) and in demand for luxury goods;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•the high levels of competition in the luxury goods market;
•compliance with laws, including laws and regulation related to intellectual property, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection, limits on cash payments, worker health and safety and the environment;
•risks related to climate change and other environmental impacts, as well as an increased focus by regulators and stakeholders on environmental, social and governance matters;
•changes in trade policy, the imposition of tariffs, the enactment of tax reforms and other changes in laws and regulations; and
•other factors discussed elsewhere in this report in the section “Item 3.D—Risk Factors.”
Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section “Item 3.D—Risk Factors” of this report. Accordingly, you should not rely on such forward-looking statements, which speak only at the date of this report. Zegna undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Zegna describes in the reports it will file from time to time with the SEC.
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
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Summary of Risk Factors

The following is a summary of the principal risk factors that could have a material adverse effect on our business, results of operations and financial condition. Please carefully consider all of the information discussed in this “Item 3.D—Risk Factors” for a detailed description of such risks.
•Our business depends on the recognition, integrity and reputation of our brands and on our ability to identify and respond to new and changing customer preferences.
•The resurgence of the COVID-19 pandemic or similar public health crises may materially and adversely affect our business.
•Disruptions arising from political, social and economic instability, geopolitical tensions or civil unrest, including the current conflict in Ukraine and sanctions imposed onto Russia, may adversely affect our business.
•We may not be able to successfully implement our strategy, including the successful consolidation of the shift toward luxury leisurewear and enhanced brand positioning, the successful design and introduction of new iconic products, the continuous development of the retail experience and the use of digital tools to strengthen business processes, attract new customers and retain the existing customer base as well as pursuing the growth of the Thom Browne brand and increasing the productivity of our stores.
•Disruptions to our manufacturing and logistics facilities, including as a result of the COVID-19 pandemic, may adversely affect our business.
•The sale of our products through our DTC channel and directly operated stores is subject to certain risks, including as a result of difficulties in renewing the existing lease agreements, increases in rental charges or declines in sales, which may adversely affect our business.
•In the wholesale channel, we are subject to certain risks arising from points of sale operated by third parties, and we are dependent on our local partners to sell products in certain markets.

•Fluctuations in the price or quality of, or disruptions in the availability of, raw materials used in our products or of commodities such as energy, could cause us to incur increased costs, disrupt our manufacturing processes or prevent or delay us from meeting our customers’ demands.
•We could be adversely affected if we are unable to negotiate, maintain or renew our co-branding or license agreements.
•We could be adversely affected by fluctuations in exchange rates.
Risk factors relating to Zegna’s business, strategy and operations
Our business depends on the recognition, integrity and reputation of our brands.
We design, manufacture, promote and sell luxury goods under a number of brands, including Zegna and Thom Browne. Our sales and our ability to achieve premium pricing depend on the perception, recognition and reputation of our brands, which, in turn, depend on factors such as product design, the distinctive character and the quality of our products and customer service, the image of our stores and those of our franchisees and other wholesale customers, the success of our advertising and communication activities and our general corporate profile.
The recognition, integrity and reputation of our brands are among our most valuable assets, which are influenced by several factors, some of which are outside of our control. Factors that may adversely affect our brands’ image include our inability to respond adequately to the needs and expectations of our customers with regard to the quality, style and design of our products, the service we provide in our stores, the dissemination by third parties of information that is untrue or defamatory, the commencement of litigation proceedings against us, as well as factors attributable to the parallel distribution and counterfeiting of our products.
As we expand into new marketing channels, we may pursue new collaborations with designers, artists, promoters and influencers to attract new customers and drive engagement with existing customers. Such collaborators could engage in behavior, make statements or use their platforms in a manner that reflects poorly on our brand or otherwise adversely affect us. We may be unable prevent such actions, and the actions we take to address them may not be effective in all cases. Each of these factors could harm the recognition, integrity and reputation of our brands, causing us to lose existing customers or fail to attract new customers, or otherwise having a material adverse effect on our business, results of operations and financial condition.
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
Public health crises such as pandemics could adversely impact our business. Over the last three years, the global spread of COVID-19, including variants thereof, led to governments around the world mandating restrictive measures, including quarantine, social distancing, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The COVID-19 pandemic has caused significant disruption to the global economy, consumer spending and behavior, tourism, supply chains and financial markets, leading to a global economic slowdown and a severe recession in several of the markets in which we operate, which may persist even after all restrictions are lifted. The COVID-19 pandemic has also resulted in a decline in the level of consumer purchases of discretionary items and luxury retail products, including our products, caused by lower disposable income levels, travel restrictions, the prevalence of remote working arrangements and other factors.
During the course of 2020 and 2021, we experienced suspension or slowdown of production at our manufacturing and logistics facilities, as well as delays in deliveries of raw materials from suppliers and of our products to wholesale customers, temporary closures of our DOSs and our distribution partners’ stores, as well as running costs related to our workforce, despite furlough or reduced hours schemes we implemented with respect to certain of our employees. Since early 2022, due to a new wave of the virus and the resulting lockdown restrictions in certain parts of the Greater China Region, we have been required to temporarily close certain of our DOSs in the Greater China Region. In addition, DOSs that remained open in the region have been experiencing significantly lower customer traffic, resulting in significantly lower sales in 2022. As a result of store closures and lower consumer demand, we experienced a build-up of inventory. The continuation or reintroduction of these restrictions or any new restrictions may adversely affect our business, results of operations and financial condition. The abandonment of the so-called “zero-COVID” policy in Mainland China in early December 2022 has resulted in a rapid spread of contagions in the region, where we had to temporarily close several of our stores due to the illness of our personnel.
While at times when we were required to close our stores we continued to serve our customers through our remote selling and online e-commerce websites, the store closures resulted in a significant decline in our revenues and ability to generate cash flows from operations. For further information on the impact of the COVID-19 pandemic on our results of operations and liquidity, see “Item 5.A—Operating Results—Trends, Uncertainties and Opportunities.”
Although COVID-19-related restrictions have generally been lifted or relaxed across the markets where we operate, our businesses may continue to experience impacts from a resurgence of COVID-19 or other widespread public health crises, such as incremental health and safety measures and related increased expenses, capacity restrictions and closures. We may experience a new shutdown or slowdown of all or part of our manufacturing and logistics facilities, and of our stores.
Management time and resources were required to be, and in the future may need to be, spent on mitigation efforts in response to the impacts of COVID-19 or other widespread public health crises, distracting them from the implementation of our strategy.
Our suppliers, customers and other contractual counterparties may be restricted or prevented from conducting business activities for indefinite or intermittent periods of time. In the first months of 2022 we experienced minor delays in production in certain countries where a significant number of our and our suppliers’ employees had to stay at home after becoming infected with COVID-19. During the course of 2022, we continued to experience some minor delays in deliveries from suppliers, primarily due to the resurge in demand determined by some retailers’ need to replenish inventory levels and due to certain suppliers’ partial capacity reduction caused by the COVID-19 pandemic; if such delays persist, our future deliveries may in turn be delayed. The COVID-19 pandemic or other widespread public health crises may lead to financial distress for our suppliers or wholesale customers, as a result of which they may have to permanently discontinue or substantially reduce their operations. Any of the foregoing could disrupt our supply chain and/or limit customer demand or our capacity to meet customer demand and have a material adverse effect on our business, results of operations and financial condition.
The impact of the COVID-19 pandemic on our business, results of operations and financial condition will depend largely on future events outside of our control, including ongoing developments in the pandemic (including the appearance of new variants of the virus), the success of containment measures, vaccination campaigns and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. However, the effects on our business, results of operations and financial condition may be material and adverse.

The COVID-19 pandemic or other widespread public health crises may also exacerbate other risks disclosed in this “Item 3.D—Risk Factors,” including, but not limited to, our competitiveness, demand for our products, shifting consumer preferences, exchange rate fluctuations, and availability and price of raw materials.
We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks.
We operate in approximately 80 countries worldwide through a direct and indirect distribution network. For the year ended December 31, 2022, 43% of our revenues were generated in APAC, 35% were generated in EMEA, 20% were generated in North America and 2% were generated in Latin America.
Our operations in various international markets expose us to various risks, including those arising from: competition with local competitors (which may have greater resources and/or more favorable market positions); the diversity of consumers’ tastes and preferences and our ability to anticipate or respond to such tastes and preferences; changes in the political and economic environments in the countries where we operate; changes in regulations, including tax regulations, and the imposition of new duties or other protectionist measures; strict regulations affecting the import and processing of certain raw materials and finished goods; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; parallel imports of goods at terms inconsistent with our guidelines and distribution of our products, in violation of exclusive territorial rights granted to other importers and licensees (the so-called “gray market”), which may force us to reposition our pricing in certain countries and erode our profitability. These or other factors may harm our business in international markets or cause us to incur significant costs in these markets, which could have a material adverse effect on our business, results of operations and financial condition.
The conflict in Ukraine and sanctions imposed onto Russia may adversely affect our business.
The ongoing conflict in Ukraine and resulting geopolitical tensions have had an abrupt impact on the global economy resulting in a sharp increase in energy prices and higher prices for certain raw materials and goods and services, which in turn is contributing to higher inflation around the world. The Russian/Ukrainian conflict has continued to escalate without any resolution foreseeable in the near future, with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain. Many governments around the world, including those of the United States, the European Union, the United Kingdom and other jurisdictions, have announced the imposition of sanctions on certain industries and parties in Russia and the Ukrainian regions of Donetsk and Luhansk, as well as export controls on certain industries and products, including luxury goods, and the exclusion of certain Russian financial institutions from the SWIFT system. On March 11, 2022, the President of the United States issued an executive order prohibiting exports to Russia of luxury goods (including, inter alia, apparel, footwear and certain accessories with a per unit wholesale price of $1,000 or more). Shortly thereafter, on March 15, 2022, the Council of the European Union imposed new sanctions on Russia prohibiting the export of luxury goods having a value in excess of €300 per item (including clothing, footwear, leather and fashion accessories). These and any additional sanctions or export controls, as well as any counter responses by the governments of Russia or other countries, are adversely affecting, and will continue to adversely affect, directly or indirectly, our supply chain and customers, as well as the global financial markets and financial services industry.
The Russian market represented 0.3%, 1.5% and 2.0% of our revenues in 2022, 2021 and 2020, respectively. Our business operations in such market were conducted through franchisees and distribution partners. Pursuant to the aforementioned sanctions, we suspended indefinitely deliveries to our franchisees and distributors in Russia. Accordingly, we have suspended production of products starting with the Fall/Winter 2022 collection ordered by our Russian franchisees and distributors and it is uncertain whether and when we will be able to resume such production.
In general, the banking, economic and monetary crisis, as well as the escalating energy prices triggered by the conflict may reduce customers’ interest for, and financial ability to buy, luxury products. An expansion of the conflict to other European countries, the United States or other parts of the world, or the worsening of the world economic situation in terms of inflation, energy prices and purchase power, is likely to translate into a lower propensity to spend on luxury good products and potentially impact our business.
Developments in Greater China and other growth and emerging markets may adversely affect our business.
We operate in a number of growth and emerging markets, both directly and through our distribution partners. In particular, a significant proportion of our sales are in the Greater China Region (which for Zegna’s reporting purposes includes the Chinese mainland, Hong Kong S.A.R., Macau S.A.R. and Taiwan), representing 33%, 46% and 43% of our revenues in 2022, 2021 and 2020, respectively, where we have had a direct retail presence since 1991. While demand in these markets has increased in recent years due to sustained economic growth and growth in personal income and wealth, economic growth in these markets may not be sustained in the future. For example, rising geopolitical tensions and potential slowdown in the rate of growth there and in other emerging markets (such as the recent decline in investments in the real estate market in the Greater China Region) could cause a decline in our sales there, or limit the opportunity for us to increase sales of our products and revenues in those regions in the near term. For example, any increase in tensions around Taiwan, including threats of military actions or escalation of military activities, as well as the rising of protests, could adversely affect our sales in the Greater China Region.
Economic and political developments in emerging markets, including economic crises, political instability or geopolitical tensions, have had and could have in the future material adverse effects on our business, results of operations and financial condition. Government actions may also impact the market for luxury goods in these markets, such as tax changes, measures aiming at limiting the import of foreign goods or the active discouragement of luxury purchases. Consumer spending habits in these markets may also change due to other factors that are outside of our control. For instance, starting from the end of August 2021, the President of the People’s Republic of China has repeatedly signaled the government’s intention to regulate excessively high incomes and encourage high-income groups and enterprises to return more to society. Resulting regulatory action or similar statements by governmental authorities may affect the social acceptability of spending on luxury goods.
Maintaining our position in these growth and emerging markets is a key component of our global strategy. However, initiatives from several global luxury goods manufacturers have increased competitive pressures for luxury goods in several emerging markets. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their sales. Increased competition may result in pricing pressure, reduced margins and our inability to increase or maintain our sales levels, which could have a material adverse effect on our results of operations and financial condition. See also “—Risk factors relating to the industry in which Zegna operates—The markets in which we operate are highly competitive.”
Failure to implement our strategy could adversely affect our results of operations.
Our ability to increase our revenues and pursue growth and development objectives depends, in part, upon our success in carrying out our strategic plan. As part of our strategy, we are pursuing, among other things, for Zegna: (i) the successful consolidation of our One Brand strategy and shift toward luxury leisurewear; (ii) the successful design and introduction of new iconic products; (iii) an enhanced brand positioning; (iv) the continuous development of a unique retail experience; (v) the use of digital tools to strengthen our processes, attract new customers and retain our existing customer base as well as to increase productivity of our stores. Furthermore, we are pursuing the growth of the Thom Browne brand, which depends on the brand’s positive momentum and successful customer proposition. In addition, we are working to strengthen our supply chain and to achieve higher diversification by geography, category and gender. See “Item 4.B—Business Overview—Strategy” If our One Brand strategy proves unsuccessful, our brand positioning may suffer and we may have undertake markdown activities. In addition, as a result of our strategy relating to iconic products, we could become significantly exposed to certain specific products and, should they lose their appeal, it may be difficult to replace the revenues generated therefrom.
Our strategy is premised upon certain assumptions about the global economy and the evolution of demand for luxury goods in various regions of the world in which we operate or seek to operate our competitive position and the ability of our management team to carry out our strategic plan. If we fail to implement our strategic plan, if our assumptions prove to be incorrect or if the geopolitical situation triggers an economic crisis or a conflict situation in the regions where we operate, our ability to increase our revenues and profitability could be affected, which could have a material adverse effect on our business, results of operations and financial condition.
We are exposed to risks relating to recent and potential future acquisitions, including the TFI Acquisition.
Our growth strategy may, from time to time, include acquisitions. Such acquisitions, including the TFI Acquisition which is expected to close in the second quarter of 2023 subject to antitrust approvals and other customary closing conditions, may cause us to face uncertainties concerning the economic and financial outcomes of such transactions. With respect to both past and future acquisitions, we may be exposed to liabilities (including tax liabilities) not detected during the due diligence process or not covered by contractual provisions. Furthermore, other assessments of the acquired business made at the time of the initial investment could prove to be incorrect. The achievement of the anticipated benefits of an acquisition is subject to a number of uncertainties, including general competitive factors in the marketplace, our ability to integrate the businesses in an efficient and effective manner and establish and implement effective operational principles and procedures. We may also encounter unexpected difficulties and costs if we are unable to retain certain key employees and achieve minimal unplanned attrition, which could increase our hiring and training costs and disrupt our business, or in connection with hiring new senior managers. The process of coordinating and integrating businesses acquired by Zegna has required and will continue to require significant management and financial resources that may otherwise have been focused on the ordinary course management of our activities. The integration process also requires the application of financial reporting and management control systems to the acquired companies, as well as the integration of IT systems and the training of new personnel. Each of these needs could require considerable resources from us, entailing significant costs. If we incur liabilities as a result of acquisitions and these liabilities exceed the contractual indemnification caps, or if indemnification is not available for any other reason, this could have a material adverse effect. Furthermore, we are exposed to the risk that the evaluations and assumptions underlying investment decisions could turn out to be incorrect, which could lead to unexpected difficulties in the process of integrating the acquired assets or companies with our business, or costs and other unforeseen liabilities for Zegna, and we may not obtain the benefits and synergies expected from such transactions. Any of the above circumstances could have adverse effects on our business, results of operations and financial condition.
Acquisitions of new businesses may also expose us to other risks relating specifically to the business being acquired. For example, pursuant to the arrangements governing the TFI Acquisition (and subject to its closing), Mr. Tom Ford, Founder and CEO of Tom Ford International, will continue to serve as the brand’s creative visionary after closing and through the end of 2023. His eventual departure could have a material adverse effect on the TOM FORD fashion business, and therefore on our results of operations and financial condition.
We depend on our manufacturing and logistics facilities, which are subject to disruption.
We operate manufacturing and logistics facilities in Italy, Switzerland and Turkey and logistics facilities in the People’s Republic of China and the United States. These facilities are subject to operational risks, including mechanical and information technology system failure, work stoppage, civil unrest, increases in transportation costs, natural disasters, fire, government imposed shutdowns and disruption to supplies of raw materials or of commodities such as energy. Any interruption of activity in our manufacturing or logistics facilities due to these or other similar events outside of our control could result in disruption to our operations and a reduction in sales, which could have an adverse effect on our business, results of operations and financial condition. See “—We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business.”
We are subject to certain risks related to the sale of our products through our DTC channel and in particular our directly operated stores.
In our distribution model, the DTC channel consists of single branded stores managed directly by us, or DOSs, outlets, concessions within department stores, as well as a directly managed online boutique and other e-commerce platforms through which we sell directly to our customers. At December 31, 2022, we operated 239 Zegna DOSs and 63 Thom Browne DOSs (245 Zegna DOSs and 52 Thom Browne DOSs at December 31, 2021). The DTC channel generated revenues of €918.2 million in 2022 (or 62% of our consolidated revenues in such period). The risks related to managing currently existing DOSs mainly relate to possible difficulties in renewing the existing lease agreements, an increase in rental charges and a decline in sales.
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
In the wholesale channel, we sell our products to franchisees, specialty stores, department stores and online retailers. For the year ended December 31, 2022, revenues attributable to the wholesale channel for Zegna Branded Products and Thom Browne amounted to €335.7 million (or 22% of our consolidated revenues in the same period). The loss of existing commercial relationships with our primary wholesale customers, the failure to develop new commercial relationships on economically favorable terms (or at all) or a significant decrease in wholesale channel revenues could have a material adverse effect on our business, results of operation and financial condition. In addition, any failure by retailers not directly operated by us to manage their stores, or by our local partners to act, in a manner consistent with the image and prestige of our brands or in line with any agreed contractual commitments (including in terms of sale prices), or failure by online retailers to comply with consumer protection laws or provide accurate product descriptions, could damage the competitive position and image of our brand, with potential material adverse effects on our business, results of operations and financial condition. See “—Our business depends on the recognition, integrity and reputation of our brands.”
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
We require high quality raw materials in order to produce our products. The market price of the raw materials that we require for our production depends on many factors that are largely out of our control and which are difficult to predict. The primary raw materials we use are yarns (in particular, wool yarns), silk, cotton, linen, cashmere, fabrics and leather. The availability of wool and silk depends on unpredictable factors which are outside our control, including weather conditions in the areas where these raw materials originate (mainly Australia and New Zealand for wool, Greater China and Mongolia for cashmere, Turkey and Egypt for cotton, and Greater China for silk), as well as diseases and pests affecting livestock and plants and, as a result, fiber quality. We also use rare raw materials, such as vicuna yarns, which are only available in a very limited quantity and subject to strict export and processing regulations, which may change. Possible legislative, political and economic developments, potential social instability or the introduction of export restrictions or tariffs in the countries in which our suppliers operate, or the introduction of import restrictions on products from such countries, could have a negative impact on our procurement activities. These and other factors could affect the availability and price of the raw materials required for our production. For instance, the price of cashmere raised significantly through 2021 and 2022.
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
We could be adversely affected if we are unable to negotiate, maintain or renew our license or co-branding agreements with high end third party brands.
We are a party to various agreements with third party brands, as licensee or supplier, and license agreements, as licensor. In particular, we have been acting as licensee for the production and distribution of Tom Ford menswear from 2004 until the expiry of the license upon completion of the production and distribution activities for the Fall/Winter 2022 collection. Since then, pursuant to an agreement entered into in January 2021, we have been acting as an exclusive supplier for certain Tom Ford products, starting from the Spring/Summer 2023 season. We are also supplier of menswear for several brands such as Dunhill and Gucci. During the year ended December 31, 2022, we recorded revenues of €97.8 million from these agreements with third party brands (after eliminations). See “Item 4.B—Business Overview—Zegna Segment—Third Party Brands Product Line” for further information on our business with third party brands. If we were to fail to comply with our obligations under these arrangements (including with respect to required quality standards and timeliness of deliveries), our third party brand partners may terminate, fail to renew, amend in a manner adverse to us the existing arrangements, or initiate legal proceedings against Zegna, which may have material adverse consequences on our business, results of operations and financial condition.
The definitive agreements for the acquisition of TFI, entered into on November 15, 2022, provide that at the closing of the TFI Acquisition, TFI (which will then become Zegna’s wholly-owned subsidiary) will enter into a license agreement (the “TFI License”), under which TFI will become the licensee of The Estée Lauder Companies for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products, for a term of 20 years, subject to renewal at Zegna’s option for further 10 years subject to certain minimum performance conditions. Under the TFI License (once in effect) we will be required to pay royalties to the licensor. If we are unable to run the licensed business efficiently (considering the royalties and other costs), our profitability may be adversely affected. In addition, the TFI License, once in effect, will provide for certain minimum guaranteed royalties payable to The Estée Lauder Companies regardless of the level of sales actually achieved.
We are also party to certain license agreements whereby we grant, for a certain period of time, the use of our brand to third parties for the production of products in adjacent luxury sectors (including fragrances, glasses and sunglasses, cufflinks, and beachwear and underwear). For the year ended December 31, 2022, royalties relating to these arrangements were €3.2 million. If any of these licensees were not to perform their obligations towards Zegna (including by failing to ensure the required quality standards, comply with our directions with respect to distribution channels and after sale services), we may be unable, in a commercially reasonable time, to replace such licensee with another producer capable of ensuring equivalent quality and production standards, or procure its services upon the same or substantially the same financial terms. Our inability to maintain a presence in these adjacent luxury sectors or to provide products in these sectors of a quality comparable to that of our other products may reflect negatively on the reputation and integrity of our brands.
We are also pursuing the negotiations with different brands to enter into co-branding projects for the design, production and sale of certain selected co-branded products, as we did with Fear of God and currently with The Elder Statesman. If we fail to conclude the negotiations in a mutually satisfactory manner for both brands, in particular with respect to the distribution of the co-branded products and the ownership and protection of the intellectual property rights related to these projects, we may be unable to replace the revenues generated in the past from these collaborations. As part of certain collaborations we may also diversify our offer by entering new product categories (such as with Norda), which efforts may prove unsuccessful and result in lower sales than expected.

If any of the foregoing licensing agreements or agreements or co-branding projects with third party brands are terminated for any reason, not renewed upon their expiration or renewed but with less favorable terms and conditions, this could have a material adverse effect on our business, results of operations and financial condition.
Our business depends on tourist traffic and demand.
A substantial amount of our sales is generated by customers who purchase products while travelling. Consequently, adverse economic conditions (such as financial crises), global political developments, other social and geopolitical sources of unrest, instability, disorders, riots, civil wars or military conflicts, natural disasters such as fire, floods, blizzards, global pandemics such as the COVID-19 pandemic and earthquakes or other events, as well as travel restrictions imposed by governments, which result in a shift in travel patterns or a decline in travel volumes, have had in the past, and may have in the future, an adverse effect on our business, results of operations and financial condition. See also “—We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business,” “—Global economic conditions and macro events may adversely affect us.” and “—The conflict in Ukraine and sanctions imposed onto Russia may adversely affect our business.”
Our business success depends on certain key senior personnel as well as skilled personnel, and their loss or unavailability could adversely affect our business.
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
In addition, our future success depends on our ability to continue to attract, retain and motivate skilled employees. Competition for employees is becoming more intense. The ability to attract, hire and retain skilled personnel depends on our ability to provide meaningful work at competitive compensation. The inability to do so effectively would constrain our ability to timely complete certain projects, which could adversely affect our business, results of operations and financial condition.
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
Third parties could make claims or bring legal action against us for an alleged infringement of such third parties’ intellectual property rights. As a result, we may be required to discontinue the sale of certain products, pay damages, incur licensing costs, modify our production processes and/or products, or have the scope or validity of our intellectual property rights determined in court in order to be authorized to sell such products. For instance, on June 28, 2021 Adidas AG (“adidas”) commenced an action against Thom Browne, Inc. in the Southern District of New York, for, among others, trademark infringement, unfair competition, dilution and various state claims, in connection with the use of Thom Browne’s five color grosgrain ribbon and the four bars on sleeves and pants on its sporting goods, sportswear and athletic wear, allegedly infringing the three stripe marks of adidas. The case was assigned to a jury trial and on January 12, 2023, the jury found that at no time did Thom Browne, Inc. infringe on any of adidas’ trademarks. Adidas filed a notice of appeal, in pursuance of which Thom Browne, Inc. filed a notice of cross-appeal. Meanwhile, Thom Browne, Inc. has also initiated cancellation proceedings against a number of adidas marks registered in the European Union, alleging that the marks lack distinction, as well as in England, on the ground of non-use. In 2022, adidas commenced an action before the Nuremberg-Furth District Court in Germany against Thom Browne, Inc. and Thom Browne Retail Italy Srl, alleging Thom Browne’s four-bar signature infringed adidas’ three stripe mark. Counsel’s service of the documentation was flawed and formed the basis of default judgments against both Thom Browne, Inc. and Thom Browne Retail Italy Srl. Upon discovery of the defaults, Thom Browne successfully moved to suspend judgment against Thom Browne Retail Italy Srl. Thom Browne, Inc. has filed a motion to set aside that default judgment on the same grounds. All such proceedings remain pending. Thom Browne intends to vigorously defend its position. This or any other such events may entail significant losses in addition to legal costs, with possible adverse effects on our business, results of operations and financial condition. For information on legal costs incurred in connection with this matter until December 31, 2022, see “Item 5—Operating and Financial Review and Prospects—Non-IFRS Financial Measures” and Note 5 — Segment reporting to the Consolidated Financial Statements included elsewhere in this document.
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

In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our customers and our employees. Any unauthorized access to our information systems may compromise the privacy of such data and expose us to claims as well as reputational damage. Ultimately, any significant violation of the integrity of our data security could have a material adverse effect on our business, results of operations and financial condition. See “—We are exposed to the risk that personal information of our customers, employees and other parties collected in the course of our operations may be damaged, lost, stolen, divulged or processed for unauthorized purposes.” Our recently acquired businesses may use different information technology and data processing systems than those used at a broader group level, which could make it more complex to prevent or timely address any of the foregoing events.
We are exposed to the risk that personal information of our customers, employees and other parties collected in the course of our operations may be damaged, lost, stolen, divulged or processed for unauthorized purposes.
In carrying out our business, we collect, store and process personal data of our customers, employees and other parties with whom we deal, including data we gather for product development and marketing purposes. Therefore we are subject to a variety of strict and ever-changing data protection and privacy laws on a global basis, including the EU General Data Protection Regulation and the Personal Information Protection Law of the People’s Republic of China.
We are exposed to the risk that personal data we store and use may be damaged or lost, stolen, divulged or processed for unauthorized purposes by the individuals responsible for data management or by unauthorized individuals (including third parties and Zegna employees). The destruction, damage to or loss of personal data, as well as its theft, unauthorized processing or dissemination, could significantly impair our reputation and impact our operations; it could also lead to governmental investigations and the imposition of fines by competent authorities, with possible adverse effects on our business, results of operations and financial condition. See also “—A disruption in our information technology, including as a result of cybercrimes, could compromise confidential and sensitive information.”
We are subject to certain risks related to related party transactions.
We have engaged, and continue to engage, in relationships of a commercial nature with related parties. These relationships consist mainly in the provision of industrial services, licensing agreements, financial guarantees, the purchase of raw materials, as well as an interest-bearing loan, and certain contributions to Fondazione Zegna. In addition, we lease certain real estate properties from related parties. See “Item 7.B—Related Party Transactions.”
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
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency exchange rates. In particular, changes in exchange rates between the Euro and the main foreign currencies in which we operate affect our revenues and results of operations. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those related to purchases or production activities. In particular, we incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro (mainly in Chinese Renminbi, U.S. Dollars, Japanese Yen, United Arab Emirates Dirham and British Pound). Therefore, our results may be adversely affected if these currencies depreciate against the Euro. Such risk is heightened given the extended time period between the moment when the sale prices of a collection are set and the moment when revenues are converted into Euro, which may extend up to 18 months. In addition, foreign exchange fluctuations might also negatively affect the relative purchasing power of our clients, which could also have an adverse effect on our results of operations. See “Item 5.A—Operating Results—Trends, Uncertainties and Opportunities.” The year ended December 31, 2022 was characterized by high volatility in exchange rates. For example, the U.S. Dollar remained strong against other currencies over the course of 2022, but recorded a slight fall in the last quarter of the year, with the Euro partly recovering in the last quarter of 2022 after a significant mid-year drop, while the Chinese Renminbi remained strong against the Euro over the course of 2022 but fell in the last quarter of the year to levels similar to 2021 year-end.
An appreciation of the U.S. Dollar against the Euro may adversely affect our results of operations due to certain significant liabilities on our Consolidated Statement of Financial Position which are originally denominated in U.S. Dollars. In particular, we recognize a financial liability corresponding to the present value of the exercise price in U.S. Dollars of the put option granted to the non-controlling interest in our investment in the Thom Browne Group, which is remeasured at fair value at the end of each period. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. For additional information refer to Note 31 — Other current and non-current financial liabilities to the Consolidated Financial Statements included elsewhere in this document. In addition, our Warrants were classified as derivative financial liabilities and measured at fair value, with changes in fair value each period reported in the Consolidated Statement of Profit and Loss. Any appreciation or depreciation in the U.S. Dollar against the Euro results in a corresponding unrealized loss or gain in the Consolidated Statement of Profit and Loss foreign exchange line item. In 2022, the U.S. Dollar appreciated against the Euro (going from 1.1326 U.S. Dollars for 1 Euro at December 31, 2021 to 1.0666 at December 31, 2022) resulting in an unrealized loss of €10.5 million for the year ended December 31, 2022.
Exchange rate fluctuation may also adversely affect our competitive position as compared to other operators in the luxury goods market, who may incur costs in other currencies with more favorable exchange rates relative to the currencies of our principal markets.
In the Zegna segment, we have historically sought to manage risks associated with fluctuations in currency through financial hedging instruments, mainly forward contracts for the sale of foreign currencies; in the Thom Browne segment, we have recently taken steps that will gradually bring to the adoption of policies similar to those of the Zegna segment. However, there can be no assurance that we will be able to hedge currency related risks successfully, and our business, results of operations and financial condition could nevertheless be adversely affected by fluctuations in market rates, particularly if such fluctuations are extended over time.
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
We have entered into Euro-denominated financing agreements providing for a floating interest rate. As of December 31, 2022, floating rate loans represented approximately 71% of our total borrowings, for a financed amount of approximately €335 million. In addition, we have entered into certain Euro-denominated revolving credit facilities (for an aggregate available amount of €240 million at December 31, 2022) which, if drawn, would bear interest at a floating rate. Although we have entered into derivative financial instruments to hedge our exposure to interest rate risk, an increase in interest rates during the term of such financing agreements, which would result in higher interest payments thereunder, could have a material adverse effect on our business, results of operations and financial condition. In addition an increase in the interest rate in different countries could have a material impact on the hedging cost related to derivatives instruments to hedge our exposure in foreign currencies. See “—We are exposed to currency related risks.”
As of December 31, 2022, we had approximately €317 million of other current financial assets invested in listed and unlisted financial instruments. We do not enter into investments for trading or speculative purposes. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk of loss. In connection with our investment activities, we may be exposed to market risk, i.e. the risk of loss related to changes in market prices, volatility, counterparty and liquidity of financial instruments, which could have a material adverse effect on our business, results of operations and financial condition.
Risk factors relating to the industry in which Zegna operates
The markets in which we operate are highly competitive.
The markets for our products are characterized by high levels of competition and the presence of a number of established operators and new entrants, some of which have significant financial resources or well-known and fashionable brands. To succeed, we must interpret and anticipate the tastes, preferences and lifestyles of our customers and anticipate changes in those tastes, preferences and lifestyles, as well as identify fashion and luxury market trends, while producing high quality, desirable luxury products. Our competitors may be more successful in interpreting market trends or may be able to produce their products at lower costs. Our failure to compete effectively in our chosen markets, including through a failure to identify and respond to new and changing trends and consumer preferences, could have a material adverse effect on our business, results of operations and financial condition.
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
We sell our products throughout the world. In particular, we conduct our business in EMEA, North and Latin America and APAC. Our presence in various international markets exposes us to the risks connected, among other things, with the geopolitical and macroeconomic conditions of the countries in which we operate. Sales could be affected by various events, such as, for example, market instability, terrorism, war, natural disasters or socio-political upheavals. In particular, the majority of our current sales are in Greater China and the United States. Therefore, slowing economic conditions in those countries may adversely affect our revenues in those regions. See also “—Risk factors relating to Zegna’s business, strategy and operations—Developments in Greater China and other growth and emerging markets may adversely affect our business” and “—Risk factors relating to Zegna’s business, strategy and operations—The conflict in Ukraine and sanctions imposed onto Russia may adversely affect our business.”
If these events, which are difficult to predict, occur, this could have an adverse effect on the demand for luxury goods in a specific country or could cause a contraction in tourist flow, and may have a material adverse effect on our business, results of operations and financial condition.
Significant inflation could adversely affect our results of operations and financial condition.
Economies around the world have recently experienced significant inflationary pressures, coupled with government measures to fight inflation and prevent or mitigate economic recessions. For instance, throughout 2022 we assisted to a significant increase in the price of energy and, although the price of energy has moderately decreased in the first months of 2023, it may increase again in the future. If inflation remains elevated or increases in the future, we could face further increases in costs for raw materials, energy costs, labor costs or other production costs, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers, or successfully implement other mitigating actions. The foregoing could reduce our profit margins, with a material adverse effect on our results of operations and financial condition. Additionally, many central banks have increased, and may increase further, interest rates as a result of the recent inflation, which in turn may increase our borrowing costs.
In addition, significant increases in the costs of other products required by consumers, as well as a raise in interest rates may affect consumer spending power and result in overall reduced spending. Further, a significant increase in the price of our products as a result of inflationary pressure could result in a decline in our sales.
We are subject to legal and regulatory risk.
We are required to comply with the laws and regulations applying to our products and operations in the various jurisdictions in which we operate, particularly in relation to the protection of intellectual property rights, competition, product safety and traceability, packaging and labeling, import and processing of certain raw materials and finished goods, data protection, limits on cash payments, worker health and safety, human rights and the environment. New legislation (or amendments to existing legislation) may require us to adopt stricter standards, which could lead to increased costs for adapting product characteristics, performing due diligence across the supply chain and reporting thereon, requiring us to collect external data on which we have little or no control. It could also lead us to change our suppliers or limit our operations, which may have a material adverse effect on our business, results of operations and financial condition. For example, pursuant to the Uyghur Forced Labor Prevention Act entered into force in the United States on June 21, 2022, importers of goods originating in China must demonstrate that such goods were not produced or manufactured, in whole or in part, in Xinjiang and, if they were, provide evidence that they were not manufactured with forced labor. If our suppliers are unable to provide the certificates of origin demanded by Zegna in a timely manner, our supply chain and in turn, our deliveries in the United States, could be adversely impacted.
In addition, we are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, and other anti-bribery, anti-corruption and anti-money laundering laws in the countries in which we conduct activities. We and our distribution partners may have direct or indirect interactions with officials and employees of government agencies or state owned or affiliated entities and other third parties where we may be held liable for corrupt or other illegal activities, even if we do not explicitly authorize them. We are also subject to sanctions legislation, which may lead to commercial and economic sanctions, prohibitions and other restrictive measures imposed by the different authorities and governments involved, including the European Union, the United States, the United Nations and other international organizations. See also “—Risk factors relating to Zegna’s business, strategy and operations—The conflict in Ukraine and sanctions imposed onto Russia may adversely affect our business.” From time to time, we may conduct some limited activities in countries subject to sanctions or other restrictive measures. While we believe that our activities are in compliance with the applicable laws and sanctions legislation, including embargoes, we cannot exclude the possibility that we or our distribution partners may violate such laws. Any violation of the foregoing laws could lead to regulatory and/or judicial proceedings and sanctions (including civil penalties, denial of export privileges, injunctions, asset seizures and revocations or restrictions of licenses, as well as criminal fines and imprisonment), which may have a material adverse effect on our reputation, business, results of operations and financial condition.
We are subject to risks associated with climate change and other environmental impacts and increased focus by stakeholders on environment, social and governance matters.
Our business is subject to risks associated with climate change, both physical and transitional. The widespread impact of climate-related effects can lead to reduced availability or quality of our core raw materials, with consequent possible increases in price or in available volumes for selected top-quality specimen thereby adversely affecting our financial performance. Additionally, the increased frequency and intensity of physical events (including storms and floods) due to climate change could also lead to business interruptions in our production processes or at our production facilities, supply chain disruption, scarcity of raw materials and more frequent closures of DOSs or lost sales as customers prioritize basic needs. Finally, the increasing introduction of new national and international laws and regulations with the aim to reduce the potential impacts of climate change may hinder our efforts to enter specific markets and may cause increased costs to comply with new and evolving climate change regulatory requirements and obligations.
There is also increased focus from our stakeholders, including consumers, employees and investors, on corporate responsibility (including environment, social and governance (“ESG”)) matters. We plan to announce in the near future our advances and accomplishments in sustainability strategy and ESG goals, as well as possibly add new commitments. There can be no assurance that our stakeholders will agree with our strategy or will be satisfied with our disclosures, or that we will be successful in achieving our goals. If our ESG practices do not meet our stakeholders’ expectations and standards, or if we fail (or are perceived to fail) to implement our strategy or achieve our goals, our reputation could be damaged, causing our investors or consumers to lose confidence in us and our brands, negatively impacting our employee retention and our business, or having a negative effect on our sales and results of operations. In addition, implementing our ESG strategy and pursuing our ESG goals might involve higher than expected costs and investments which might adversely affect our results of operations.
Risk factors relating to Tax Matters
Changes in tax, tariff or fiscal policies could adversely affect demand for our products.
Imposition of any additional taxes and levies on our products could adversely affect the demand for our products and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments, or import or tariff policies, could also adversely affect our results of operations. Considerable uncertainty surrounds the introduction and scope of tariffs by countries around the world, as well as the potential for trade actions, and the imposition of tariffs and trade restrictions as a result of international trade disputes or changes in trade policies may adversely affect our sales and profitability. The occurrence of any of the above may have a material adverse effect on our business, results of operations and financial condition.

Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.
Our business is subject to various taxes in different jurisdictions (mainly Italy), which include, among others, the Italian corporate income tax (“IRES”), regional trade tax (“IRAP”), value added tax (“VAT”), excise duty, registration tax and other indirect taxes. We are exposed to the risk that our overall tax burden may increase in the future.
Changes in tax laws or regulations, or in the position of the relevant Italian and non-Italian authorities regarding the application, administration or interpretation of these laws or regulations, particularly if applied retrospectively, could have a material adverse effect on our business, results of operations and financial condition. These changes include the introduction of a global minimum tax at a rate of 15% under the Two-Pillar Solution to Address the Tax Challenges of the Digitalisation of the Economy, agreed upon by over 130 jurisdictions under the Organisation for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting. Council Directive (EU) 2022/2523 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU (Pillar Two Directive) was published on the Official Journal of the EU on December 22, 2022 and entered into force on December 23, 2022. EU Member States are required to transpose the rules of the Pillar Two Directive into domestic law by December 31, 2023 gradually applying those measures for fiscal years starting from December 31, 2023. This measure will ensure that multinationals that are in scope of the Pillar Two rules are always subject to a corporation tax rate of at least 15%. We do not currently expect the Pillar Two Directive and the implementation thereof under domestic law to lead to adverse tax consequences for us, however it may have an adverse effect on our tax compliance burden.
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
Passive Foreign Investment Company tax considerations for US holders
A non U.S. corporation is treated as a “passive foreign investment company,” or a “PFIC,” for U.S. federal income tax purposes with respect to a U.S. holder if for any taxable year in which such U.S. holder held shares of our stock, after the application of applicable “look-through rules” (i) 75 percent or more of our gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50 percent of our assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of “passive income.” U.S. persons who directly own, or are treated as indirectly owning, shares of a PFIC are generally subject to annual reporting requirements and potentially disadvantageous U.S. federal income tax treatment with respect to any distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition (directly or indirectly) of their shares in the PFIC.
While we believe that shares of our stock are not stock of a PFIC for U.S. federal income tax purposes during the reporting period, this conclusion is based on a factual determination made annually and thus is subject to change. Moreover, our common shares may become stock of a PFIC in future taxable years if there were to be changes in our assets, income or operations. For further discussion, see “Item 10.E—Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
We intend to be treated exclusively as a resident of the Republic of Italy for tax purposes, but other tax authorities may seek to treat us as a tax resident of another jurisdiction as a result of which we could be subject to increased and/or different taxes.
We intend to maintain our management and organizational structure in such a manner that (i) our place of effective management would be in Italy and we should be regarded as a tax resident of Italy for Italian domestic law purposes; (ii) we should be considered to be exclusively tax resident in Italy for purposes of the applicable tax treaties, including the Convention between the Kingdom of the Netherlands and the Republic of Italy for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the “Italy-Netherlands Tax Treaty”); and (iii) we should not be regarded as a tax resident of any jurisdiction other than Italy for purposes of the domestic tax laws of such jurisdiction or for the purposes of any applicable tax treaty. However, the determination of our tax residency depends primarily upon our place of effective management, which is largely a question of fact, based on all relevant circumstances. Therefore, no assurance can be given regarding the final determination of our tax residency by tax authorities. In addition, changes to applicable laws and income tax treaties, including a change to the provisional reservation made by Italy under the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) made at the time of signing the MLI with respect to Article 4 (Dual Resident Entities) of the MLI, or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), may have a bearing on the determination of our tax residency and the consequent tax treatment.
If the competent tax authorities of a jurisdiction other than Italy take the position that we should be treated as (exclusively) tax resident of that jurisdiction for purposes of an applicable tax treaty, we would be subject to corporation tax and all distributions made by us to our shareholders would be subject to any applicable dividend withholding tax in such other jurisdiction(s) as well as in Italy. To resolve any dual tax residency issue, we may have access to a mutual agreement procedure and/or dispute resolution mechanisms under an applicable tax treaty and the dispute resolution mechanism under the EU Arbitration Directive (if it is an EU jurisdiction), or we could submit our case for judicial review by the relevant courts. These procedures would require substantial time, costs and efforts, and it is not certain that double taxation issues can be resolved in all circumstances.
Our dividends are generally subject to Italian dividend withholding tax. We believe that our dividends are not subject to Dutch dividend withholding tax, regardless to whom they are made, because the rule based on which a company incorporated under Dutch law is deemed to be a Dutch tax resident should not apply to a company incorporated under Italian law and converted into a Dutch company, such as Zegna. This view has been confirmed by the Dutch tax authorities in a tax ruling, which was obtained in September 2022 and covers the tax years from January 1, 2022 to December 31, 2026. Any amount relating to Dutch dividend withholding tax held back prior to the receipt of the ruling will be refunded to our shareholders.
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
The tax treatment of the loyalty voting program implemented in connection with Business Combination is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of Zegna Special Voting Shares. See “Taxation— Material United States Federal Income Tax Considerations—Loyalty Voting Program and Zegna Special Voting Shares” for further discussion.
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

Furthermore, Italian Law no. 190/2014, as subsequently amended and supplemented, introduced an optional Patent Box regime in the Italian tax system. The Patent Box regime is a tax exemption related to, among others, the use of intellectual property assets. Business income derived from the use of each qualified intangible asset is partially exempted from taxation for both IRES and IRAP purposes. We have applied the Patent Box tax regime for the period from 2015 to 2021, in line with applicable tax regulations in Italy. The amount of the related tax benefits that we have received from the tax regime remains subject to limited uncertainty.
The old Patent Box regime has been recently revised. The current one does not provide anymore for a partial exemption of the business income derived from the use of qualified intangible assets. Differently, under the new regime, the amount of qualifying expenses, relevant for both IRES and IRAP purposes, is increased by 110%. Specific rules regulate the transition from the old Patent Box regime to the new one.
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
We operate in approximately 80 countries worldwide with integrated industrial, commercial, stylist and communication functions, trademarks used in different jurisdictions and are subject to taxation in Italy and in other foreign countries in which our subsidiaries are located. Within Zegna, transactions between related parties located in different countries are carried out in the ordinary course of business and are mainly related to the purchase and sale of goods and the provision of services.
These transactions are subject to transfer pricing rules defined globally by the Organization for Economic Co-operation and Development (“OECD”) and local tax laws. In this respect, our intercompany prices are set up consistently with the guidance provided by the OECD Transfer Pricing Guidelines and we and our subsidiaries prepare specific transfer pricing documentation with respect to such transactions.
Although we believe that our transfer pricing is compliant with the international tax laws, due to the complexity of these rules and the uncertainties in their interpretation, the tax authorities might challenge the prices of certain of our intercompany transactions and propose transfer pricing adjustments. Consequently, such adjustments may increase the related taxes and impose penalties and late payment interests, which may result in a material adverse effect on our business, results of operations and financial condition.
Risk factors relating to holding our Ordinary Shares
An active and liquid trading market for our Ordinary Shares may not be maintained, the market price may be volatile and investors may suffer a loss.
Our shares were listed on the NYSE on December 20, 2021. However, there can be no assurance that an active and liquid trading market for our Ordinary Shares will be maintained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The actual market price of the Ordinary Shares may fluctuate because of several factors, including those described in this “Item 3.D—Risk Factors,” may not reflect our actual operating performance and may be lower than the price investors paid to purchase the Ordinary Shares.
The price of the Ordinary Shares may be volatile.
The price of Ordinary Shares may fluctuate due to a variety of factors, including: changes in the industries in which we and our customers operate; variations in our operating performance and the performance of our competitors in general; material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy; actual or anticipated fluctuations in our annual or interim operating results; publication of research reports by securities analysts about us or our competitors or our industry; the public’s reaction to our press releases, other public announcements and filings with the SEC; our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market; additions and departures of key personnel; changes in laws and regulations affecting our business; commencement of, or involvement in, litigation involving us; mergers, acquisitions or significant corporate restructurings; harm to our reputation, including due to dissemination by third parties of information that is untrue or defamatory; changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; the volume of Ordinary Shares available for public sale; general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, inflation, international tariffs, social, political and economic risks and acts of war or terrorism; and the other factors described in this “Item 3.D—Risk Factors.” These market and industry factors may materially reduce the market price of Ordinary Shares regardless of our operating performance.
In addition, the price of our Ordinary Shares may fluctuate in case of substantial sales of our Ordinary Shares by shareholders. Following the consummation of the Business Combination, certain of our shareholders were subject to restrictions on share resales for certain periods of time, most of which restrictions have recently expired. See “Item 10.B—Memorandum and Articles of Association—Registration Rights and Lock-Up Arrangements.” The majority of our Ordinary Shares is not subject to any contractual resale restrictions. A sale of a significant number of Ordinary Shares, or the anticipation by the market of a possible sale, could have the effect of depressing the market price for our Ordinary Shares.
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
The implementation of Zegna’s loyalty voting program could reduce the trading liquidity and adversely affect the trading prices of the Ordinary Shares. The loyalty voting program is intended to reward shareholders for maintaining long-term share ownership by granting persons holding Ordinary Shares continuously for at least two years the option to elect to receive Zegna Special Voting Shares. Zegna Special Voting Shares cannot be transferred (except in very limited circumstances) and, if Ordinary Shares participating in the loyalty voting program are transferred they must be deregistered from the Loyalty Register and any corresponding Zegna Special Voting Shares transferred to us for no consideration (om niet). See “Item 10.B—Memorandum and Articles of Association—Loyalty Voting Structure”. This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by shareholders that may be interested in participating in the loyalty voting program. Therefore, the loyalty voting program may reduce liquidity in Ordinary Shares and adversely affect their trading price.
Our majority shareholders exercise control over Zegna, which may limit other shareholders’ ability to influence corporate matters and could delay or prevent a change in corporate control. The interests of our majority shareholders may differ from those of our other shareholders.
At March 28, 2023, Monterubello held approximately 60.2% of the Ordinary Shares issued and outstanding. Please see “Item 7.A—Major Shareholders.” As a result, Monterubello is able to influence our management and affairs and control the outcome of matters submitted to our shareholder meetings for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. In addition, the loyalty voting program established by the Zegna Articles of Association may make it more difficult for a third party to acquire, or attempt to acquire, control of Zegna, even if a change of control were considered favorably by shareholders holding a majority of Ordinary Shares. As a result of Monturubello’s ownership and the loyalty voting program, a relatively large proportion of the voting power in Zegna could be concentrated in a relatively small number of shareholders who would have significant influence over Zegna. Monterubello and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit Zegna’s shareholders, which may also prevent or discourage shareholder initiatives aimed at changing Zegna’s management or strategy or otherwise exerting influence over Zegna. In addition, Monterubello will exercise its voting power in its own interest, which may not be in line or even be in conflict with the interests of the remaining shareholders.

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
The rights of the shareholders of Zegna may be different from the rights of shareholders of companies governed by the laws of U.S. jurisdictions. Zegna is a Dutch public company with limited liability (naamloze vennootschap). Its corporate affairs are governed by the Zegna Articles of Association, the Zegna Board Regulations and Dutch law. The rights of Zegna’s shareholders and the responsibilities of members of the Zegna Board may be different from the rights of shareholders and the responsibilities of members of board of directors of companies governed by the laws of other jurisdictions including the United States. The responsibilities of the Zegna Executive Directors and Zegna Non-Executive Directors may be different from the rights and obligations of board members in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the Zegna Board is required by Dutch law to consider Zegna’s interests and the interests of its shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties have interests that are different from, or in addition to, the interests of shareholders. There can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors.
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
We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of internal controls, this could result in material misstatements in our consolidated financial statements and a failure to comply with applicable laws and regulations, which may adversely affect our business and the price of our securities.
In connection with our preparation and the audit of our consolidated financial statements at December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022 (included elsewhere in this report), we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of December 31, 2022 we identified material weaknesses primarily relating to the following areas: (i) resources hired in the accounting department with appropriate experience in IFRS and SEC reporting were not in place for a sufficient period of time to operate the control activities; (ii) inadequate and untimely implementation of operating effectiveness of control activities, including management review controls, across substantially all financial statement account balances and disclosures; (iii) general information technology controls related to users’ access management, segregation of duties and change management; (iv) the inability to generate and provide quality information and communication necessary to support the functioning of internal control; and (v) untimely performance of control testing and the evaluation and communication of internal control deficiencies to those parties responsible for taking corrective action, including senior management and the Zegna Board in a timely manner to allow for remediation.

The material weaknesses described above could result in a misstatement of our accounts or disclosures, which may result in a material misstatement in our annual or interim consolidated financial statements. As a result of the material weaknesses in our internal controls over financial reporting, our management concluded that as of December 31, 2022, our disclosure controls and procedures and our internal control over financial reporting were not effective. To address the material weaknesses identified we plan to continue remediation actions. During the year ended December 31, 2022 we expanded our finance, accounting, compliance, and IT teams, including hiring several additional individuals with the IFRS technical accounting and finance skills and experience, and we engaged external consultants with extensive expertise in internal control and SEC matters to assist management in implementing its internal control framework, performing a gap analysis and designing enhanced business and IT processes and controls. Management’s remediation plan to address the material weaknesses existing as of December 31, 2022 includes: (i) allowing the aforementioned resources with IFRS and SEC reporting experience to implement or operate the newly designed controls over a sufficient period of time; (ii) continuing to enhance and expand across the organization the implementation of the general information technology processes and controls, including implementing segregation of duties within the IT environment and (iii) continuing the monitoring of our system of internal control to timely communicate internal control deficiencies to those parties responsible for taking corrective action. Our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. We cannot provide assurance as to when we will be able to complete full remediation or if we will be able to avoid the identification of additional material weaknesses in the future. In addition, the process of assessing the effectiveness of our internal control over financial reporting may require the investment of significant time and resources, including by members of our senior management. As a result, this process may divert internal resources and take a substantial amount of time and effort to complete.

If we are unable to remediate the material weaknesses we have identified, or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate consolidated financial statements, which may subject us to adverse regulatory consequences and adversely affect investor confidence in us and, as a result, the price of our securities and our ability to access the capital markets and other forms of financing in the future.

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

ITEM 4 INFORMATION ON THE COMPANY
A.History and Development of the Company
Ermenegildo Zegna N.V. is a Dutch public limited liability company (naamloze vennootschap) and is the parent company of the Zegna Group. It is named after our founder Ermenegildo Zegna (the grandfather of our Chief Executive Officer), who started his business in the Northern Italian town of Trivero in 1910 with the dream of creating the most beautiful and luxurious fabrics in the world. Ermenegildo Zegna N.V. results from the cross-border conversion whereby, on December 17, 2021, Ermenegildo Zegna Holditalia S.p.A., an Italian joint stock company (società per azioni), transferred its legal seat from Italy to the Netherlands and amended its articles of association.
Born as a wool mill, the company sourced the best quality natural fibers directly from their countries of origin, imported them to Italy to be expertly woven, and subsequently exported these luxury fabrics worldwide. In the late 1920s, the wool mill employed more than 700 workers, growing to more than 1,000 workers in the late 1940s and today the Zegna Group employs over 6,000 people.
Our founder’s vision, which continues to inspire and guide our business today, was that product quality can only flourish when there is a culture of beauty that must also respect the environment and the well-being of local communities. With that goal in mind, our founder built facilities including a swimming pool, a school, a hospital and a road in order to enrich the lives of people in his town. He also launched an extensive reforestation project in the hills surrounding the Lanificio wool mill, which expanded over the course of the years and is now known as “Oasi Zegna.”
In the mid-1960s under the guidance of Ermenegildo’s sons Aldo and Angelo, the label expanded its business to ready-made suits and established new plants and distribution networks abroad. In 1968, the first factory producing sleeve-units and trousers was opened in Novara, Italy, followed by factory openings in Spain, Greece, and Switzerland. In 1972, Zegna launched its made-to-measure service called “Su Misura.”
Sales and marketing departments were also established in France, Germany, the United Kingdom and the United States in order to expand Zegna’s international presence and Zegna’s brand internationalization strategy continued with the opening of Zegna’s first boutique in Paris (1980), followed by boutiques in Milan (1985), London (1987), Tokyo (1989), Beijing (1991) and Hong Kong (1993), making Ermenegildo Zegna one of the first luxury brands to establish a presence in Greater China.
The Company was incorporated as an Italian joint stock company (with the name Ermenegildo Zegna Holditalia S.p.A.) in 1984, being the conversion of a limited partnership called Ermenegildo Zegna e Figli S.a.s.
Between 1979 and the 1990s, the third generation of the Zegna family entered the business. In 1998, Angelo’s son, Ermenegildo “Gildo” Zegna, and Aldo’s son, Paolo, became the co-Chief Executive Officers. In 2006, Ermenegildo “Gildo” Zegna became the sole Chief Executive Office and Paolo Zegna was elected Chairman. Under their leadership, Zegna began a strategy of brand extension, both organically and through strategic acquisitions, as well as full verticalization of its supply chain.

    Over the years, the Group acquired equity interests in a number of specialized textiles manufacturers as illustrated in the image below, thus creating its “Made in Italy Luxury Textiles Platform” and enhancing control over its textile supply chain (the percentages indicated in the image refer to the equity interests acquired).

The Made in Italy Luxury Textiles Platform Acquisitions
Zegna’s expansion continued in 2018 with the acquisition of an 85% interest in Thom Browne, a leading and fast-growing luxury brand focused on high-end menswear and womenswear that was founded by Mr. Thom Browne in 2021 and is based in New York. Zegna subsequently acquired an additional 5% interest in Thom Browne in June 2021.
On July 18, 2021, Zegna entered into the Business Combination Agreement and certain ancillary agreements. Also on July 18, 2021, the PIPE Investors that had chosen to participate in the PIPE Financing delivered executed PIPE Subscription Agreements to Zegna and IIAC. The Business Combination was consummated on December 17, 2021. On December 20, 2021, our Ordinary Shares started trading on NYSE. See “—The Business Combination.”
On November 15, 2022, we entered into arrangements to acquire the 85% interest not already owned by us in Tom Ford International (“TFI”), and to enter into a long-term license agreement (the “TFI License”) with The Estée Lauder Companies (together, the “TFI Acquisition”) for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products. The TFI Acquisition is subject to antitrust approvals and other customary closing conditions, and is contingent upon the closing of the acquisition of the TOM FORD brand and all its intellectual property by The Estée Lauder Companies. TFI, together with its subsidiaries, owns the operations of the TOM FORD fashion business necessary to act as licensee under the TFI License. The closing of the TFI Acquisition is expected in the second quarter of 2023.
The Business Combination
The Business Combination was consummated on December 17, 2021 through the following transactions:
•on the Closing Date prior to the Effective Time, Zegna (at the time Ermenegildo Zegna Holditalia S.p.A., an Italian joint stock company) implemented the Conversion and became a Dutch public limited liability company (naamloze vennootschap), upon which it changed its name to Ermenegildo Zegna N.V.;
•in connection with the Conversion, Zegna underwent a share split such that immediately following the Closing (including the Share Repurchase) the then-existing shareholders of Zegna would hold 155,400,000 Ordinary Shares (excluding any Ordinary Shares purchased in connection with the PIPE Financing);
•on the Closing Date following the Conversion and prior to the Effective Time, the FPA Purchaser purchased from IIAC and IIAC issued to such FPA Purchaser 22,500,000 Class A Shares for an aggregate purchase price of €191.8 million;
•immediately following the consummation of the Forward Purchase, at the Effective Time, Zegna Merger Sub merged with and into IIAC, with IIAC being the Surviving Company in the Merger;

•in connection with the Merger, (a) each share in the capital of Zegna Merger Sub issued and outstanding immediately prior to the Effective Time was automatically cancelled and extinguished and converted into one ordinary share in the share capital of the Surviving Company, (b) each Class A Share and Class B Share of IIAC issued and outstanding immediately prior to the Effective Time (excluding shares tendered for redemption) remained outstanding as one ordinary share of the Surviving Company for further contribution as a contribution in kind, immediately following the Effective Time, to Zegna in consideration for one Ordinary Share, (c) each IIAC Ordinary Share held immediately prior to the Effective Time by IIAC as treasury shares was cancelled, and no consideration was paid with respect thereto, (d) each outstanding IIAC Public Warrant automatically ceased to represent a right to acquire one Class A Share and automatically was converted and represented, at the Effective Time, a right to acquire one Ordinary Share on the same contractual terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement, and (e) 5,900,000 IIAC Private Placement Warrants that were outstanding immediately prior to the Effective Time were exchanged, at the Effective Time, for the issuance by Zegna of a Private Placement Warrant representing a right to acquire one Ordinary Share on the same contractual terms and conditions as those of the IIAC Private Placement Warrants as were in effect immediately prior to the Warrant Agreement Amendment, while the remaining 800,000 IIAC Private Placement Warrants were transferred by the FPA Purchaser to Zegna pursuant to the Business Combination Agreement, and Zegna issued a corresponding number of Private Placement Warrants to certain of its directors, namely the directors who were members of the Zegna Board prior to the Conversion, the Lead Non-Executive Director and the chairperson of the Audit Committee;
•immediately following the Effective Time, Zegna consummated the PIPE Financing and the Offset PIPE Financing;
•after the consummation of the PIPE Financing and the Offset PIPE Financing, the Surviving Company distributed an amount of cash equal to the Capital Distribution Amount to Zegna by way of the Capital Distribution; and
•promptly following the Capital Distribution, Zegna completed the Share Repurchase, acquiring 54,600,000 Ordinary Shares from Monterubello in exchange for a promissory note in the amount of the Cash Consideration. Such promissory note was repaid by Zegna on December 21, 2021.

B. Business Overview
We are a leading global luxury group, internationally recognized for the distinctive heritage of craftsmanship, quality and design associated with our Zegna and Thom Browne brands and the noble fabrics and fibers of our in-house luxury textile and knitwear business. We design, manufacture, market and distribute luxury menswear, footwear, leather goods and other accessories under the Zegna and the Thom Browne brands, and luxury womenswear and childrenswear under the Thom Browne brand. We cover the entire value chain from design to manufacturing and distribution.
We operate our business in two segments: the Zegna segment (comprising three product lines: Zegna Branded Products, Textile and Third Party Brands) and the Thom Browne segment.
The following chart shows our consolidated revenues by segment for the years ended December 31, 2022, 2021 and 2020.
Consolidated Revenues by Segment and by Geographic Area (€ millions, except percentages)
We generate revenues globally, through our DTC and wholesale channels, in four principal geographic markets: EMEA, North America, Latin America and APAC.
The following charts provide a breakdown by geographic area of our consolidated revenues for the years ended December 31, 2022, 2021 and 2020
_______________
(1)EMEA comprises Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.

(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other includes royalties and certain sales of products from previous seasons’ collections.

See also “Item 5.A—Operating Results—Revenues.”
Industry
Industry information contained in this section is based on the Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2022 (the “Bain-Altagamma Study”), unless otherwise indicated.
We operate in the personal luxury goods market, which includes the following product segments: accessories, jewelry, beauty, apparel and watches. By product, we primarily focus on the apparel and accessories segments of the personal luxury goods market. For the years ended December 31, 2022, 2021 and 2020, 9%, 8% and 9% of our revenues after eliminations, respectively, were derived from the luxury textiles market, which is not discussed in this section.
Demand in the personal luxury goods market, especially in the absolute luxury segment (in which we operate), tends to have a low price sensitivity. Demand is driven more by the quality of the products and the extent to which the brand is recognizable and exclusive. The equity of the brand and its intrinsic value are key factors and the products designed, distributed and branded by a luxury company are very distinctive, clearly relatable to their brand and unlikely to be confused with products designed and distributed by lower tier brands or companies.
According to the Bain-Altagamma Study, the global personal luxury goods market had a total estimated value for the year 2022 of approximately €353 billion and has grown steadily for about two decades with a compound annual growth rate (“CAGR”) of 6% from 1996 to 2019. Over the period from 2019 to 2022, the luxury goods market experienced a strong acceleration with a CAGR of 26%, as a result of a V-shaped rebound in 2021 and 2022 following the sharp decline in demand in 2020 due to the COVID-19 pandemic.
The chart below sets forth the evolution of sales in the global personal luxury goods market from 1996 to 2021 and the expected evolution for the period from 2022 to 2030. With the exception of 2009 and 2020, the global personal luxury goods market has grown by mid-single-digit annual growth and is expected to have a CAGR of between 5% to 7% from 2022 through 2030.
Personal Luxury Goods Market Evolution – €bn

Source: Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2022, dated November 15, 2022.

The Bain-Altagamma Study estimates that over 32% of personal luxury goods sales will occur online by 2030 (compared to approximately 21% in 2022), Chinese consumers will represent about 40% of the total global personal luxury goods sales (compared to approximately 18% in 2022) and Gen Z and Gen Y and a new Gen Alpha combined will represent approximately three-quarters of the market (compared to approximately 65% in 2022).
Several recent trends are expected to continue to be the main drivers of growth for the industry in the coming years, including the expansion and increasing sophistication of the customer base, the increasing popularity of casual luxury, a rise in domestic purchases coupled with a gradual return of tourists’ spending and an increasing focus on sustainability, ethical and diversity considerations.
The personal luxury goods market is characterized by certain barriers to entry, such as, among others: (i) brand equity and heritage take time to develop; (ii) brand reputation must be sustained over time by significant and continuing investments in advertising and communication; (iii) the need to make substantial investments in the development of a distribution network in line with the quality standards required by the industry; (iv) the competition for prime locations; and (v) the challenge of achieving and maintaining high product quality and service standards, with consistency across geographies and over time.
The personal luxury goods market is not a highly concentrated market and is characterized by the presence of a small number of global players and a large number of locally-based ones.

Competitive Strengths

We compete with other luxury brands on the basis of brand recognition, quality, style, price, and customer service, among others. We believe that we have significant competitive advantages because of our history and well-established presence in the luxury industry, the recognition of our brands and the appreciation of the quality of our products and our services by consumers.

We believe that the following key competitive strengths have been the primary drivers of our historic success and continue to be the pillars of our growth strategy.
Heritage and Sustainability Make Us Distinctive. Since our foundation over 110 years ago, Zegna has been synonymous with quality, style and innovation for men’s fashion. Our history is authentic, distinctive, and unique: our founder’s vision and business gene has been passed down through the generations, ensuring that giving back, responsibility towards the environment and community well-being remain key values for the Group. An expression of this vision is a freely accessible natural reserve covering approximately 100 square kilometers from Trivero to the peaks of the Biella Alps in Italy, created by our founder over 100 years ago and rebranded “Oasi Zegna” in 1993. Oasi Zegna has been and continues to be an important source of inspiration for the Zegna brand’s collections as well as for the entire Group. Although Oasi Zegna was disposed of prior to Zegna becoming a public company, we entered into an agreement with Oasi Zegna to continue to pursue our mutually inspiring relationship whereby Oasi Zegna provides us with licensing, marketing and other sustainability-related services.
Made in Italy Luxury Textiles Platform and Control of the Supply Chain. The full verticalization of our supply chain and the predominance of Italian manufacturing is a key competitive advantage for us. Through our historical Lanificio Zegna operations as well as our more recent acquisitions of Dondi, Bonotto, Tessitura Ubertino and Filati Biagioli Modesto, we have built an in-house laboratory textiles platform that allows us to focus on innovation and research of the finest and highest performing fabrics and on the highest quality, as well as to leverage a modular approach to the manufacturing process depending on production needs, giving us flexibility and efficiency. Through our long-term relationships with our suppliers, we enjoy privileged access to the procurement of the finest fibers and fabrics and we are able to ensure enhanced traceability and quality control of the raw materials. We place great importance on innovation and we rely on a team of over 290 employees dedicated to research and development. We manage the entire production process throughout the various stages, either in-house or through our network of trusted, long-standing external manufacturers. Our integrated supply chain enables us to be extremely competitive in our Made to Measure business, where we offer a wide-ranging selection and extraordinarily swift turn-out times in the industry. The excellence of our output is the reason why, in addition to serving the needs of our proprietary brands Zegna and Thom Browne, we also serve a number of top luxury players, who rely on us to supply top-quality products through our Third-Party Brands product line.

Expertise in the Menswear Category. Menswear is our heritage and our main competitive strength. From being one of the most recognized brands in men’s tailoring, the more recent development in luxury leisurewear has allowed us to expand our brand awareness and position Zegna as one of the leading global luxury brands in the menswear product category. The addition of Thom Browne to our Group in 2018 has further strengthened our menswear leadership. Capitalizing on our expertise, we continue to further develop both brands leveraging on the respective distinctive positioning, the product category expertise, merchandising best practices and the Group’s platform and buying power. At the same time, thanks to Thom Browne’s growing recognition in the womenswear product category and following consummation of the TFI Acquisition, we see opportunities to rebalance our gender and product mix.
Unique Made-to-Measure Capabilities. We offer Made to Measure (Su Misura) services for luxury leisurewear and formalwear for both the Zegna and Thom Browne brands, which enable customers to order custom-made garments with a lead time of 4 to 6 weeks on average. We also offer bespoke services that take customization to a higher level. We believe that the breadth of our offering and the lead times, as well as the service quality and the experience provided to customers, are setting the standards in the industry. These services also enable us to cultivate meaningful client relationships, develop a loyal customer base and drive new customer engagement.
World-Class Customer Relationship Management Capabilities. Our relationships-based business model puts the customer at the center, which is a key strength in the luxury industry today, as service and the personalization of interactions become increasingly important to our clients. Over time we have been able to increase the sophistication of our interactions with clients, both existing and new. The client relationship management tools for Zegna and Thom Browne enable us to connect with our client base across multiple touchpoints, offering them an expanded range of services and opportunities and allowing us to reach a wider, younger, and increasingly diverse audience and communicate our identity, history and values. Our ability to offer personalized products and experiences of the highest quality enables our brands to enjoy an ultimate luxury positioning and to retain pricing power.
Global Retail Footprint and Pioneer in Greater China Region. We are a world leading luxury group with a strong international footprint of over 500 stores in approximately 80 countries around the world. In 2022, we generated 43.2% of our consolidated revenues in APAC, 34.8% in EMEA, 19.7% in North America and 2.0% in Latin America. A key to our global success has been our presence and the force of our brands in the Greater China Region, where with the Zegna brand we have operated directly since 1991. The Greater China market, particularly for luxury consumer goods, has grown at an extraordinary pace in the last two decades. We expect the trend to remain dynamic and believe that our longstanding experience in this region makes us optimally positioned thanks to our knowledge of the market and its key participants, our market penetration and the awareness of our brands by consumers. At the same time, we see opportunities to rebalance our geographical mix thanks to the successful execution of our One Brand strategy in the US and EMEA as well as Thom Browne’s growth opportunities globally.

    A Scalable Platform for Growth in the Luxury Space. We have the skills and the experience to act as a long-term industrial partner and as an aggregator of leading luxury brands such as Thom Browne and TOM FORD. Our in-house laboratory platform, full verticalization of the supply chain, extensive knowledge of the Greater China market and leading technological capabilities, coupled with scalability and industrial and retail expertise, allow us to add value to the businesses we partner with. A prominent example of this is the performance of Thom Browne following our acquisition in 2018, with revenues growing from €117 million in 2018 to €331 million before eliminations in 2022. Similarly, the TFI Acquisition announced in November 2022 represents a further opportunity to leverage the Group’s platform.
Experienced Management Team Combining Family, Outside Talent and Celebrated Designers. Our management team combines both representatives of the Zegna family such as our Chairperson and Chief Executive Officer Ermenegildo “Gildo” Zegna, and outside professionals and talent such as Mr. Alessandro Sartori, who is in charge of Zegna’s creative process, and Mr. Thom Browne, the Founder and Chief Creative Officer of Thom Browne. All of our managers have long-standing experience in the luxury fashion market and a deep understanding of market dynamics and evolution.
Strategy
We intend to maintain and extend our leading position in the luxury fashion market, to preserve Zegna as the reference brand in luxury menswear and to continue to grow Thom Browne. We also intend to strengthen our Made in Italy manufacturing platform, and to create value from the TFI Acquisition (subject to and following completion of the transaction), while also rebalancing our gender, product and geographical mix through our increasingly diversified mix of brands and activities. We are also focused on continuing to protect and enhance the value and exclusivity of our brands. Our

“Our Road” strategy aims at achieving profitable growth by pursuing the following strategies for our brands individually and for the Group.

Zegna brand
    One Brand. With the Fall/Winter 2022 season, our Ermenegildo Zegna, Z Zegna, and Ermenegildo Zegna XXX brands have been consolidated into a single ZEGNA brand characterized by a new logo and a distinctive signifier. The new brand, logo, and signifier are designed to be iconic and immediately recognizable, allowing us to focus our collection and enhance our new luxury leisurewear proposition, which is proving to be successful both with new customers and existing customers. The One Brand strategy, together with a richer product content, the shift to luxury leisurewear, and the focus on iconic products (the latter two described below) has enabled the Zegna brand to enrich its sales mix and to reposition towards the higher end of the luxury goods pyramid.

The One Brand strategy together with a more iconic offer also offers additional opportunities for successful brand amplification, which we intend to continue to capitalize on. Recent examples include the multiyear agreement with Real Madrid announced in August 2022 regarding their travel wear and the Oasi cashmere campaign for our cashmere knitwear.

Zegna: The Destination for Men’s Wardrobe. In recent years, in response to the needs of a fast-paced world, Zegna’s apparel offer has shifted from pure formalwear to our new definition of the men’s style that we call “luxury leisurewear,” which is a new, versatile wardrobe that combines performance and comfort without compromising quality. Alongside with this change, sales of shoes, outerwear, knitwear and jersey have been increasing significantly in recent years. We intend to continue to consolidate the shift towards luxury leisurewear with a focus on products meeting the changing habits and preferences of our customers and their demand for greater comfort, a modern aesthetic, and excellent quality. This trend is also allowing us to expand our reach to a broader and younger client base.
We will also continue to foster our heritage formalwear, leveraging on the strong recognition of Zegna as the “destination brand” for suiting and tailoring, thanks to the excellence of our materials, products, manufacturing, and service. The vertical integration of our supply chain enables us to develop innovative materials and concepts which contribute to further enriching and differentiating our offering. We intend to continue to invest in formalwear to protect and further enhance our reputation, through an increasing elevation of our products and customer services, including our innovative and sophisticated customer relationship management tools and the reliance on our unique Made to Measure and bespoke services.
Create New Iconic Products and Attract New Customers. For the Zegna brand, we are pursuing the launch of iconic products that can be visually and easily recognized, and offer superior growth and sizeable revenue opportunities, while continuing to preserve and enhance the exceptional quality we are known for. An example of this is our Triple Stitch shoes. We believe that there are significant opportunities to capitalize on our brands’ recognition and existing customer base by enhancing our current product assortment and introducing new product categories (e.g. knitwear, overshirts and 5-pocket pants). We expect this to attract new customers and increase the appeal of our brands to a younger and more diverse customer base.
We believe that a more iconic and focused offering will enable us to execute our brand amplification strategy while also enhancing merchandising management and store productivity. Finally, a strategy of selected strategic partnerships for co-branding projects (collaborations) should allow us to amplify the strength of our products and brands and to enter new product categories. Examples of this include the multiyear agreement with Real Madrid for their travel wear, and the collaborations with The Elder Statesman for cashmere knitwear and Norda Run for performance footwear.
Retail Excellence. We intend to continue to develop a uniquely recognizable Zegna retail experience, to increase the spending of high potential clients, and significantly increase the productivity of the Zegna stores in the long term, leveraging on our client relationship model and client-centric approach, as well as on our customer relationship management tools. Furthermore, thanks to the One Brand strategy and to the changes in our brand positioning and offering, we are able to develop a more sophisticated merchandising that blends and balances the presence of seasonal products with our Essentials collections which are generally sold across seasons with minimal style changes), which we expect to drive higher sell through. The dynamic management of our DOSs, including the optimization of locations and average square footage, and a data-driven approach to customer relationship management and retail KPIs are important elements of our Retail Excellence strategy.

Thom Browne
Growth Opportunities. Thom Browne’s brand is distinctive, innovative and broadly recognized amongst younger customers and perceived as an insurgent brand. We intend to continue leveraging the positive momentum around the brand and its customer proposition. We intend to grow the Thom Browne business by pursuing the following strategies:
•continue the successful development of Thom Browne products, focusing on the growth of Thom Browne’s womenswear and accessories;
•significantly expand Thom Browne’s customer base while maintaining the loyalty of its existing customers by taking actions to increase brand awareness and continuing to maintain a creative, thought-provoking design style with strong tailoring aesthetics;
•continue to maintain Thom Browne’s top luxury positioning;
•continue to grow Thom Browne’s direct distribution channels, both through physical locations and e-commerce platforms; and
•maintain a limited-volume presence in the wholesale distribution channel as a platform to increase the brand’s visibility and awareness.
Zegna Group
Further Strengthening of the Supply Chain. We intend to continue to invest in the unique strengths of our directly controlled Made in Italy luxury textiles manufacturing platform by preserving and enhancing our skills and by considering potential bolt-on additions of complementary manufacturers and craftsmanships. A continued strengthening of our integrated supply chain supports our quality, speed, and innovation while the Made in Italy represents a strategic advantage.
Higher Diversification/Rebalancing. While our exposure to certain product categories (including menswear and apparel) and geographies is significant (Greater China Region is our largest geographical market), and we expect will remain so in the near future to maintain our successful positioning, the strategies that we are pursuing will allow for a gradual increase in diversification, including: the increasing relevance of Thom Browne in womenswear; the diversification in accessories (e.g. footwear, with the successful Triple Stitch and Thom Browne’s broader offering in leather goods); the growth opportunities in North America, Europe and the EMEA region offered by the One Brand strategy and by the potential to expand the store footprint at Thom Browne; and the addition of complementary brands to our platform (eg TOM FORD).
Digital. We intend to continue to use digital tools to strengthen our processes and brands, attract new customers, and retain our existing customer base. Luxury today is service and the personalization of interactions. Our goal is to seamlessly integrate the customer experience into multiple touchpoints. We think of digital more broadly than a sales channel and we also use it to engage with clients. Our customer relationship management tools provide a competitive lever to optimize customer engagement and retention. We believe that reinforcing our digital tools permits us to reach a wider, younger, and more diverse audience and transmit our identity, history, and values. Also, for the Zegna brand, we expect that our broader strategies will continue to enhance our digital penetration.

Brands, Collections and Products
Zegna designs, produces, markets and distributes luxury menswear, footwear, leather goods and other accessories under the Zegna and Thom Browne brands, and luxury womenswear and children’s clothing under the Thom Browne brand. Zegna also markets eyewear, cufflinks and jewelry, watches, underwear and beachwear manufactured by licensed third parties. Zegna’s business covers the entire value chain thanks to its textile and knitwear design, manufacturing and distribution business (under the brands Lanificio Zegna, Dondi, Bonotto, Tessitura di Novara, Tessitura Ubertino and Filati Biagioli Modesto). The acquisition of historic Italian companies, each specialized in its own product sector, has enabled Zegna over the years to establish a true luxury textile laboratory producing the highest quality fabrics and safeguarding the uniqueness of its Italian supply chain.

Zegna carries out its business activities through two reportable segments: the Zegna segment and the Thom Browne segment. The Zegna segment consists of three product lines:
•the Zegna Branded Products product line;
•the Textile product line; and
•the Third Party Brands product line.
The Thom Browne segment corresponds to the Thom Browne business headed by Zegna’s majority-owned subsidiary Thom Browne Inc.
Zegna Segment
Zegna Branded Products Product Line
For the years ended December 31, 2022, 2021 and 2020, the Zegna Branded Products product line generated revenues equal to €923,942 thousand, €847,311 thousand, and €636,478 thousand, respectively, representing 61.9%, 65.6% and 62.7% of our revenues after eliminations. The Zegna Branded Products product line includes luxury leisurewear, formalwear, leather accessories and other Zegna branded products.
The Zegna Branded Products product line offers a complete collection for men under the ZEGNA brand, characterized by a new logo and signifier, which was introduced in July 2022 and replaced the previously existing Ermenegildo Zegna, Z Zegna, and Ermenegildo Zegna XXX brands.
The Zegna brand offers pre-collections and main collections organized in two seasons (Fall/Winter and Spring/Summer) plus a number of temporary capsule collections. The collections include both seasonal products (which change from season to season) and continuative products (“Essentials,” which are generally sold across seasons with minimal style changes), and increasingly include iconic products, which are highly distinctive and easily recognizable. Capsule collections, which are temporary collections inspired by certain events, concepts, or product features, are also offered.
Luxury Leisurewear. In recent years Zegna’s apparel has shifted towards more versatile and technical luxury leisurewear for men, anticipating the needs of a fast-paced world. The evolution from pure formalwear is Zegna’s new definition of men’s style that we call “luxury leisurewear,” a new, versatile wardrobe building on our tradition of excellence. With this new style, Zegna is continuing the process of entering a new era marked by new categories of products meeting the changing habits and preferences of our customers, including the demand for greater comfort. Our luxury leisurewear offering ranges from knits to jeans, jersey and shirts, fabric and leather outerwear and accessories.
Formalwear. Zegna is historically renowned for luxury formal menswear and for being at the forefront of men’s tailoring with its iconic suits and tuxedos. Our formalwear offering ranges from formal suits to tuxedos, shirts, blazers, formal overcoats and accessories.
Made to Measure. Our offer for both luxury leisurewear and formalwear also includes the Made to Measure (Su Misura) service, whereby customers may, following a meeting with a style advisor, order their custom-made garments with their fabric, style and finish of choice. This service is available not only for suits, but also for outerwear, shirts, pants, knitwear, denim and jersey. Our bespoke services take customization to a higher level including the full experience of putting together a unique piece, from the sketches and design to the choice of the fabrics. Each piece is made specifically for the customer by our tailors in our ateliers in Milan and in Paris, using time-honored tailoring techniques.
Leather Accessories. Leather accessories comprise shoes (sneakers and other shoes), bags, belts and small leather accessories. Our shoes offer has in recent years shifted from a prevalence of more formal shoes towards the increasing importance of certain highly recognizable casual sneaker models such as the successful Triple Stitch. Most of our shoes are produced in Italy, like most other leather accessories. We also provide our customers with the possibility to customize their preferred shoes through our Made to Order service. Several of the leather accessories feature the so called “Pelletessuta,” a soft and lightweight woven leather textile exclusively produced for Zegna by an external manufacturer.

Other Zegna Branded Products. Zegna licenses its brand to third parties for the manufacturing and distribution of eyewear, cufflinks and jewelry, beachwear and underwear. Up until June 2022, we also licensed our brand in connection with fragrances. We purchase these products from our licensees and the licensees pay fees and royalties to us under such licenses. All licensed products are generally sold by us through our DTC channel and by our licensing partners to wholesale customers and to other prestigious retailers. The table below shows the product categories for which we license the Zegna brand as of the date of this report.

Product category	Licensee	Start Date
Eyewear	Marcolin Group	Since 2013
Cufflings/Jewelry	Tateossian	Since 1999
Underwear and Beachwear	Isaseta	Since 2016 for Underwear Since 2017 for Beachwear
All the agreements governing licensed products provide for obligations for our licensees to comply with high quality standards, to ensure that our licensed products are available at selected prestigious points of sale and that they are timely delivered to the distribution network. The agreements have a fixed term and do not contain an automatic renewal mechanism. See “Item 3.D—Risk Factors—Risk factors relating to Zegna’s business, strategy and operations—We could be adversely affected if we are unable to negotiate, maintain or renew our license agreements with high end third party brands.”
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
Textile Product Line
For the years ended December 31, 2022, 2021 and 2020, the Textile product line generated revenues after eliminations equal to €136,769 thousand, €102,244 thousand and €87,615 thousand, respectively, representing 9.2%, 7.9% and 8.6% of our revenues after eliminations. The Textile product line is engaged in the design, manufacturing and sale of luxury fabrics under the brands Lanificio Zegna, Dondi, Bonotto, Tessitura di Novara and the recently acquired Tessitura Ubertino and Filati Biagioli Modesto, the latter specialized in the production of cashmere yarns. These fabrics are used for the production of Zegna’s products and sold to other global luxury brands and tailors. We believe that the exceptional quality of the textiles used in our garments is one of the principal reasons for the success of Zegna through the years.
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
Tessitura di Novara (in which we acquired a 100% interest in 2009) is specialized in high quality silk weaving. It is a leading producer of pure silk and other high-end natural fabrics of unparalleled quality, combining artisan skills and innovation. Tessitura di Novara’s production facilities are located in Trivero, Italy.
Bonotto (in which we acquired a 60% interest in 2016) is a textile manufacturer based in Molvena, Italy, that was originally founded in 1912. The brand focuses on handcraftsmanship and traditional techniques and is characterized by the creative and experimental dimensions of its fabrics, which take inspiration from the art world. Bonotto is premised on the philosophy of the “slow factory,” which rejects the concepts of industrial standardization and mass production at low cost, in favor of traditional but innovative production techniques that create exquisite, precious fabrics.
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
Third Party Brands Product Line
For the years ended December 31, 2022, 2021 and 2020, the Third Party Brands product line generated revenues after eliminations equal to €97,792 thousand, €74,957 thousand and €82,273 thousand, respectively, representing 6.6%, 5.8%, and 8.1% of our revenues after eliminations. The Third Party Brands product line is engaged in the manufacturing (and until the Fall Winter 2022 collection also distribution) of menswear under the TOM FORD brand, and the supply of apparel for men to Dunhill and Gucci.
Tom Ford. We have acted as an exclusive licensee for the manufacturing and distribution of menswear under the TOM FORD brand since 2004. Starting with the Spring/Summer 2023 collection, we act as an exclusive supplier only for certain TOM FORD products until at least the Fall/Winter 2025 collection. On November 15, 2022, we announced that the Zegna Group entered into agreements for the TFI Acquisition. Pursuant to such agreements, at the closing of the TFI Acquisition we will enter into the TFI License, whereby TFI (which will then become Zegna’s wholly-owned subsidiary) will act as the licensee of The Estée Lauder Companies for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products, for a term of 20 years, subject to renewal at Zegna’s option for a further 10 years subject to certain minimum performance conditions. The TFI Acquisition is subject to antitrust approvals and other customary closing conditions and is expected to close in the second quarter of 2023.
Dunhill. We have acted as a manufacturer and supplier of suits, jackets, blazers and formal overcoats under the Dunhill brand since 1998. Under the relevant agreement, we are required to comply with the designs and specifications supplied by Alfred Dunhill Ltd., as well as certain other restrictions relating to intellectual property and confidentiality. The agreement with Alfred Dunhill Ltd. does not provide for an express expiration date.
Gucci. We have acted as a manufacturer and supplier of jackets and formal overcoats, slacks and knitwear (both ready-to-wear and made to measure) under the Gucci brand since 1990. Under the relevant agreement, which was recently renewed, we are required to comply with the designs and specifications supplied by Gucci, as well as certain other restrictions relating to intellectual property, sustainability and confidentiality. Gucci has agreed, on a best-effort basis, to place a minimum number of orders for each season for jackets and formal overcoats and granted us exclusivity for made-to-measure products. The agreement with Gucci is set to expire upon completion of the Spring/Summer 2028 collection, unless a renewal is agreed upon between the parties.
Thom Browne Segment
For the years ended December 31, 2022, 2021 and 2020, the Thom Browne segment generated revenues after eliminations equal to €330,014 thousand, 263,397 thousand and €179,490 thousand, respectively, representing 22.1%, 20.4% and 17.7% and of our revenues, respectively, after eliminations.
Thom Browne is a renowned fast-growing luxury brand focused on high-end menswear, womenswear, accessories and childrenswear. The brand was founded by Mr. Thom Browne in 2001 and is based in New York. In 2018, we completed the acquisition of 85% of Thom Browne Inc., the holding company of the Thom Browne business. In June 2021, we acquired an additional 5% equity interest in Thom Browne Inc. Under a put option agreement between Zegna and Mr. Thom Browne, Mr. Thom Browne has the right, but not the obligation, to sell to Zegna up to 550.9674 shares of common stock of Thom Browne Inc. (representing the remaining 10% interest in the company held by Mr. Thom Browne) over the period between 2024 and 2030 (subject to potential deferral until 2032). The Thom Browne business’s growth since the initial acquisition has been remarkable, with revenues increasing from approximately €117 million in 2018 to €330 million in 2022 after eliminations, representing a CAGR of 30%.
Each year Thom Browne offers pre-collections and main collections, organized into two seasons (Fall/Winter and Spring/Summer) for each of men, women and children.
Mr. Browne started designing clothes for friends and family in the early 2000s, and his popularity as a fashion designer has grown ever since. Thom Browne’s signature line of grey suits redefined the concept of the male silhouette, and his collections lean heavily on two main colors: grey and navy. The brand uses the highest quality materials to obtain garments that are beautiful, classic, and durable. Its distinctive traits are the absence of any form of a bold logo, the cropped silhouette of the garments, and the use of visual identifiers as trademarks, such as the four white horizontal bands (uniquely located on the left upper sleeve and/or upper pant leg) and/or a grosgrain ribbon or tab in White, Red, White, Blue, White (also uniquely positioned on the garments). Each Thom Browne piece is designed to be aesthetically perfect, classic and long-lasting, inspired by Mr. Browne’s philosophy that something beautifully made will never be out of fashion.
Operations
Our corporate operations are divided among our locations in Trivero and Milan, Italy; Stabio, Switzerland; and New York, USA (where the Thom Browne management is based).
Our primary activities consist in the creation, manufacture, and marketing of our pre-collections and main collections, organized into (i) two seasonal collections (Fall/Winter and Spring/Summer) for the ZEGNA brand, plus certain special capsule collections, and (ii) seasonal collections for the Thom Browne segment, divided for men, women and children. Each collection takes approximately 12 months from design to delivery of the finished products to our customers.
Our activities can be subdivided into the following major stages, overseen by different functions in our organization: (i) design; (ii) brand and merchandising; (iii) sales campaign; (iv) procurement; (v) manufacturing; (vi) logistics and inventory management; (vii) marketing and advertising; and (viii) distribution through our sales channels, as further described below.
The activities of the Textile product line and of the Third Party Brands product line follow their own operational phases and logics.
Design, Brand and Merchandising
Each new collection is created by the Design teams of Zegna and Thom Browne, working in close coordination with their respective Brand and Merchandising teams, allowing for virtuous cross-contamination of ideas. The new collections are therefore created by the designers considering the brand identity, market analyses and seasonal fashion trends.
The Brand and Merchandising team of the ZEGNA brand is supported by a team of product developers, who also work in close cooperation with the modelers of the Supply Chain teams, for a total of approximately 100 people involved in this production stage. The modelers transform the designers’ sketches first into paper or 3D models, and then into prototypes to assess the look, feel and functionality of the product, allowing the Brand and Merchandising team to fine-tune the prototypes and the Supply Chain technicians to anticipate any issues that may arise during the manufacturing process. Once the prototypes are approved, a sample collection is produced based on such prototypes. Modeling and prototyping are completed almost entirely in-house and the Design, Brand and Merchandising and Supply Chain teams closely cooperate and share information and suggestions with each other to ensure that the ready-to-wear products, and most leather products and accessories of the ZEGNA brand, are manufactured on time and consistent with the delivery plans for our collections.
In these phases, Thom Browne’s Design team works closely with a number of trusted long standing external players, coordinated by an internal product development team.

Sales Campaign
The sample collections for the Zegna Branded Products and for Thom Browne, once ready, are presented to wholesale customers and retail buyers at Zegna’s and Thom Browne’s respective showrooms in Milan and New York. The sample collections usually highlight styles and themes and occasions for use, and present a breakdown of products by product category, price range and look. In addition, our showrooms display the full Zegna and Thom Browne offerings across all product categories, simulating the effect of point-of-sale displays. This process generally happens through in-person meetings, however following the COVID-19 pandemic we offer tools allowing our wholesale customers and retail buyers to view and submit online orders for the sample collections.
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
Sourcing activities are carried out separately for our two segments, and within the Zegna segment sourcing is performed for apparel and leather accessories, on the one hand, and for the Textile product line, on the other hand. Trimmings (such as fabrics, buttons, linings, interlinings and zips) are purchased from selected suppliers for both the Zegna and the Thom Browne segments.
Approximately 40% of the raw materials used by the Zegna segment (excluding the Textile product line), such as wool, cotton, leather, silk, linen and cashmere, are purchased through our Textile product line, while the remaining approximately 60% is sourced from other selected suppliers. Approximately 12% of the raw materials used by the Thom Browne segment, such as wool, cotton, leather, silk, linen and cashmere, are purchased through the Zegna segment’s Textile product line, while the remaining approximately 88% is sourced from other selected suppliers.
In 2022, the Zegna segment (excluding the Textile product line) sourced raw materials and trimmings from 638 suppliers, of which 362 for fabric, yarn and leather, and 276 for trimmings.
In 2022, the Thom Browne segment sourced its raw materials, trimmings and finished goods from 146 suppliers, of which 64 provided raw materials, 28 provided trimmings and 54 provided finished goods. Many of the suppliers have worked with Thom Browne for over 10 years and are considered among the best in the industry, also working with other major luxury brands, including Zegna. The Thom Browne segment and the Zegna segment work closely together to develop custom fabrics made of cotton, wool, and cashmere.
The table below shows Zegna’s total cost for raw materials and consumables, broken down by category for the years ended December 31, 2022, 2021 and 2020.

(€ thousands)	For the years ended December 31,
	2022	2021	2020
Raw materials	(154,858)	(108,442)	(108,130)
Finished goods	(186,876)	(161,731)	(130,006)
Consumables	(8,362)	(12,951)	(10,909)
Change in raw materials, consumables and finished goods	38,868	(24,822)	131
Other	(92)	(1,663)	(1,655)
Total cost of raw materials and consumables	(311,320)	(309,609)	(250,569)
Total cost of raw materials and consumables as a % of revenues	20.9%	24.0%	24.7%

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
Manufacturing
While the sales campaign is still ongoing, we start planning for our manufacturing activities. Production quantities are continuously refined based on the results of the sales campaign, allowing us to be efficient. Manufacturing planning is based on several factors, including the type of products to be manufactured (e.g. whether they are seasonal, continuative or made to measure). The manufacturing phase consists of industrializing the samples based on the outcome of the product developers’ research and recreating them in various sizes and colors for large production.
A distinctive feature of our manufacturing is that “Made in Italy” production represents approximately 70% of the overall production of our products, and approximately 40% of our products are manufactured directly in our facilities, while almost 100% of Made to Measure and approximately 80% of prototypes and samples are produced internally.
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
In-House Manufacturing
Excluding our Textile product line’s production facilities described under “—Brands, Collections and Products—Zegna Segment—Textile Product Line,” our other production facilities are located in Mendrisio, Switzerland, for jackets, suits, shirts and the Made to Measure products; Verrone, Italy, for knitwear; San Pietro Mosezzo, Italy for formal Zegna branded jackets, suits and products of the Third Party Brands product line; Parma, Italy, for outerwear and leather accessories; and Turkey, for shirts.
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
Our wholly-owned subsidiary Consitex S.A. is responsible for managing our primary distribution center and product inventory, the shipment of our products, and the logistics of the distribution of the finished products in all regions except for the European Union and the United Kingdom. For the European Union and the United Kingdom, primary distribution activities are carried out by our subsidiary Ezi S.p.A. In North America, such activities are also carried out through our subsidiary Ermenegildo Zegna Corporation, which manages a local secondary distribution center. In China, such activities are also carried out through our subsidiary Zegna (China) Enterprise Management Co., Ltd., which manages a local secondary distribution center. Regarding the products of our Third Party Brands product line, all logistic activities are carried out by our subsidiary Ezi S.p.A.
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
Marketing and Advertising
Advertising and promotional support critical for luxury companies like us to influence purchase selection, enhance the brand recognizability and encourage brand loyalty over time. We invest significant resources in advertising communication and marketing, which include a full set of activities ranging from pure digital and social media marketing initiatives to events like fashion shows, product collaborations and co-marketing projects. In 2022, 2021 and 2020, we spent €76,618 thousand, €57,224 thousand and €47,467 thousand, respectively, in connection with advertising and promotional activities.
Zegna’s marketing strategy is based on an all-round approach with the customer at its center. We manage the relationship with our customers from an omni-channel perspective, enhancing the interaction between the digital and physical dimensions. Our customers shop across different channels, and through digital tools we directly and regularly inform them about new campaigns, products, and collaborations using original content we develop and produce for a specific project or collection. We aim to provide tailored content and messages to our customers and, through our presence on social media, we translate our craft and products into a narrative aimed at attracting our customers through inspiration. All of our marketing campaigns focus on storytelling to strategically solidify our values in our customers’ minds. Our One Brand strategy and repositioning have provided enhanced opportunities for brand amplification, including collaborations such as the multiyear one with Real Madrid launched in August 2022.
Since our founding in 1910, we have inspired men to define their style identity, ensuring their character can be found in every detail of their outfits. The Zegna brand can count many leaders of business, sports, entertainment, design and culture as friends. Some have even become part of our extended family over the years, acting as ambassadors for our brands. We also conduct targeted product placement activities on key opinion leaders, celebrities and influencers.
With respect to the Thom Browne segment, Thom Browne presents its seasonal collections in New York or Paris through spectacular, theatrical and conceptual fashion shows during the men’s and women’s fashion weeks. These shows contribute to positioning the brand at the pinnacle of fashion and creativity, are the source of the narrative for each season and help generate significant editorial coverage in fashion, art and culture publications, both on paper and online. This innovative approach makes Thom Browne the brand of choice for a number of VIPs and celebrities worldwide. From highly successful actors and musicians in South Korea, to U.S. athletes, actors and musicians of worldwide fame, the brand has proven to have a very strong appeal.
The historical customer loyalty enjoyed by the Thom Browne brand is being reinforced through the introduction of new customer relationship management tools and initiatives.
Each of the Zegna segment and the Thom Browne segment have internal teams dedicated to marketing and advertising activities, each following slightly different marketing strategies depending on the brand. To better reach a wide but selected consumer target, we use various communication tools, from organic institutional and product press coverage to media partnerships, a varied media-mix including digital marketing, digital media campaign, print, billboards, direct marketing and ad hoc initiatives in our boutiques where visual merchandising and windows displays are conceived to consistently adhere to the seasonal marketing strategy plan.
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
We distribute and sell our products in approximately 80 countries worldwide through a well-established network comprised of our DTC and wholesale distribution channels.
Our monobrand presence includes our DOSs (which are divided into boutiques and outlets) and our franchisees’ monobrand stores. Our multi-brand presence includes department stores, specialty stores and multi-brand e-commerce platforms.

Zegna Segment
For the year ended December 31, 2022, 84% of the revenues from the Zegna Branded Products product line of the Zegna segment were generated through our DTC channel and 16% were generated through the points of sale operated by our wholesale distribution channel and royalties.
DTC Channel
As of December 31, 2022, we operated 239 DOSs, of which 121 were in APAC, 65 were in EMEA, 39 were in North America and 14 were Latin America. For the year ended December 31, 2022, the DTC channel generated revenues representing 84% of the revenues from the Zegna Branded Products product line of the Zegna segment. Our DTC channel is distributed throughout the main markets in which we operate. We focus on maintaining a presence in prestigious and strategic locations, and in certain cases we enter into joint ventures with local partners in jurisdictions where Zegna would not be able to operate directly without a local partner or where the presence of a local partner is beneficial due to its knowledge of the local market and regulations. As an example, we have entered into joint ventures in the United Arab Emirates, Vietnam and India.
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
Wholesale Channel
As of December 31, 2022, our monobrand distribution network included 156 points of sale operated by our wholesale customers and franchisees, of which 35 were in APAC, 57 were in EMEA, 59 were in North America and 5 were in Latin America. For the year ended December 31, 2022, the wholesale channel, including multibrand stores and royalties, generated revenues representing 16% of our revenues from the Zegna Branded Products product line of the Zegna segment.

    Our wholesale distribution channel has developed through agreements with different types of wholesale customers, including in particular:
•Franchisees, which operate monobrand points of sale exclusively under the Zegna brands, in exchange for the payment of royalty fees to Zegna based on sales volumes. The franchising agreements governing these relationships typically have a medium term (providing for an automatic renewal or a renegotiation period prior to the term expiry). The contractual arrangements may also provide for minimum purchase obligations by the franchisee, and for the obligation by Zegna and/or the franchisee to invest certain amounts in marketing activities.
•Department stores and multibrand specialty stores, which purchase Zegna products for resale in their stores, sometimes in specific Zegna branded wall units. The contractual arrangements with this type of customer vary based on the relevant store’s standard terms.
•Online multibrand stores. Zegna branded products are also sold via prestigious online multi-brand stores such as SSENSE, Mr. Porter and JD.
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
We believe that our Wholesale presence is strategic as it provides constant benchmarking opportunities and external feedback hence allowing a constant monitoring of the positioning of our brand and products vis-à-vis those of our competitors.
Thom Browne Segment
For the year ended December 31, 2022, 44% of the Thom Browne segment’s revenues was generated through its DTC channel and 56% was generated through the points of sale operated by Thom Browne’s wholesale distribution channel and royalties.
DTC Channel
As of December 31, 2022, Thom Browne operated 63 DOSs, of which 46 were in APAC, 10 were in EMEA and 7 were in North America.
Unlike other luxury fashion brands (including Zegna), Thom Browne, leveraging its customers’ awareness of the brand and presence in the main digital channels, has DOS locations of comparatively smaller size, which are usually destination stores with highly-trained staff. This allows for more flexibility in negotiations with landlords and alleviates pressure on rental charges, while Thom Browne still benefits from the inflow of loyal customers. Thom Browne’s strategy puts an emphasis on developing customer relationships rather than on positioning in key streets, while actively working to increase the visibility of its DOSs to attract new customers and to establish specific training programs for its DOS staff in order to ensure a consistent and high quality retail experience in the various geographies.
Thom Browne’s DOSs also include an e-commerce shop operated directly through the website www.thombrowne.com and carefully selected directly operated outlet sale locations.
Wholesale Channel
As of December 31, 2022, Thom Browne’s monobrand distribution network included 42 points of sale, of which 32 were in APAC, 6 were in EMEA and 4 were in North America.
The Thom Browne segment’s wholesale distribution channel works similarly to the Zegna segment’s and also consists of a presence in more than 300 wholesale multibrand stores globally, such as those operated by franchisees, department stores and online multi-brand stores for both men and women.
Intellectual Property
Zegna Segment
As of the date of this report, and with an overall trademark portfolio including more than 3,600 registrations, the principal owned trademarks or trade names that we use in the Zegna segment’s business are “Ermenegildo Zegna” and “Zegna,” which we have registered in all the relevant products and services classes and in all of the countries in which we operate in the logo version and/or in the word/standard characters version or in versions which are adapted to various local alphabets or ideographs (e.g., Zegna written in Japanese, Katakana syllabary, in Chinese ideographs or in the Arabic alphabet). We have also registered certain other marks used on our products and in our main marketing projects such as our capsule collections. In connection with the implementation of the rebranding project, we expanded the trademark portfolio to the new logo and signifier.
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
For a description of the licenses we grant in our business, please see “—Brands, Collections and Products—Zegna Segment—Third Party Brands Product Line.”
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
Research and Development
Our competitiveness depends on, among other things, our ability to anticipate trends and to identify and respond to new and changing consumer preferences. We therefore devote significant resources to various research and development activities to design, create and develop new products for our collections. As of the date of this report, over 290 of our employees were involved in our research and development activities across the Zegna and Thom Browne segments.
Our research and development activities mainly relate to the development of new patterns and designs for our fabrics, the research of innovative and technological materials with specific features, the design, modeling and development of new products and the creation of prototypes.

In recent years, our research and development efforts have focused on the reduction of the overall number of new products launched, with a shift towards the activities for the creation of iconic products characterized by high visibility and superior growth, the creation and launch of ad hoc capsule collections, and significant resources devoted to the development of products for our continuative products (which are generally sold across seasons with minimal style changes). In addition, in our commitment to contribute to address climate change issues, we intend to invest in research and development with the aim of producing in the medium to long-term new highly sustainable materials (e.g., non-oil synthetic materials) with lower environmental impact than traditional animal fibers and leathers.
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
C. Organizational Structure
Zegna is the parent company of the Zegna Group. A list of the significant subsidiaries of Zegna as of the date of this report is included in Exhibit 8.1 to this report.
D. Property, Plants and Equipment
We operate through manufacturing facilities, corporate offices, showrooms, warehouses, stores, land and other buildings around the world, which are in part owned by us and in part leased from third parties.
Part of the real estate assets used in Zegna’s business operations is owned by EZ Real Estate S.r.l. (“EZ Real Estate”), a former subsidiary of Zegna which was demerged on November 1, 2021 as part of the Disposition, or by its subsidiaries. Such real estate assets include buildings hosting manufacturing facilities, corporate offices, showrooms, warehouses, land and other buildings, including our main manufacturing plants and offices in Italy (such as Zegna’s headquarter offices in Milan, the manufacturing facilities in Parma, San Pietro Mosezzo, Verrone and Oleggio, as well as part of the building located in Valdilana partly occupied by Zegna) and Switzerland (including the offices in Stabio and the manufacturing plant in Mendrisio) and certain Zegna stores, namely in Sandigliano and Oleggio (Italy) and London (United Kingdom). In addition, Lanificio Ermenegildo Zegna e Figli S.p.A. (“Lanificio”) owned part of our industrial building located in Valdilana (Italy), which was also demerged on November 1, 2021 as part of the Disposition. Most of the real estate properties directly or indirectly owned by EZ Real Estate or its subsidiaries are, and will continue to be, leased to us or our subsidiaries. Following the Disposition, we continue to pay rent to EZ Real Estate or its relevant subsidiaries under the relevant lease agreements. With respect to Lanificio’s real estate assets that form part of the Disposition, appropriate arrangements have been put in place, effective as of November 1, 2021, to ensure the continued use by Zegna of such properties at market terms.
We also own certain real estate assets (manufacturing facilities, warehouses and offices) used by Cappellificio Cervo in Sagliano Micca (Italy) and Dondi in Fossoli di Carpi (Italy) and Novi di Modena (Italy).
Our manufacturing facilities currently have capacity to increase production volumes if necessary to meet higher demand.
The following table sets forth information relating to owned real estate assets used in the conduct of our business at the date of this report.

Location	Use	Approximate Square Meters
Italy, Sagliano Micca, Via della Libertà 16	Factory, storage and offices	5,500
Italy, Fossoli di Carpi, Italy, via Budrione Migliarina 2/A	Factory, storage and offices	11,470
Italy, Novi di Modena, fraz. Rovereto sul Secchia, via Foscolo 11	Factory, storage and offices	975

In addition, we lease space from third-parties, mainly related to our DOSs and other direct points of sale around the world, as well as for warehouses, offices and housing for our personnel. At December 31, 2022, we directly operated 302 DOSs, totaling approximately 80,000 square meters of gross area, pursuant to lease agreements.
The total carrying value of our property, plant and equipment at December 31, 2022 was €126,139 thousand compared to €111,474 thousand at December 31, 2021.
For information on our principal expenditures on property, plant and equipment, see “Item 5.B—Liquidity and Capital Resourcess—Capital Expenditure.”
ITEM 4A UNRESOLVED STAFF COMMENTS
None.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read together with the rest of this document, including the information included under “Note on Presentation,” “Item 4. Information on the Company” and the Consolidated Financial Statements included elsewhere in this document. This discussion includes forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.D. Risk Factors.” Actual results may differ materially from those contained in any forward looking statements.
A.Operating Results
Overview
Ermenegildo Zegna N.V. is a Dutch public limited liability company (naamloze vennootschap). It was founded as a wool mill by Ermenegildo Zegna (the grandfather of our Chief Executive Officer) in the Northern Italian town of Trivero in 1910 with the dream of creating the most beautiful and luxurious fabrics in the world, and is now the parent company of Zegna Group, a global luxury group. The Zegna Group designs, creates, and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear and accessories under the Thom Browne brand, of which it acquired an 85% interest in 2018. Our brands leverage our Made in Italy Luxury Textiles platform which provides the Group’s industrial backbone and know-how. Each of our brands is unique while sharing a commitment to excellence, innovation, and authenticity defined by distinctive products and tailored customer experiences across channels and geographies. The Group and its brands are led by a world-class management team and empowered by highly recognized designers. Our goal is to provide customers with excellent products that reflect our tradition of fine craftsmanship, exclusive design content, and exceptional quality, through the sourcing of superior raw materials, the careful finish of each piece, and the way they are delivered to our customers. Through this, we aim to continue to extend the global reach of our brands while ensuring that they protect and enhance their exclusive DNA and continue to foster their ultimate luxury positioning. Ermenegildo Zegna N.V. results from the cross-border conversion whereby, on December 17, 2021, Ermenegildo Zegna Holditalia S.p.A., an Italian joint stock company (società per azioni), transferred its legal seat from Italy to the Netherlands and amended its articles of association. Since December 20, 2021 Ermenegildo Zegna N.V. is a publicly traded company, listed on the New York Stock Exchange under the “ZGN” ticker.
In 2022, 2021 and 2020, Zegna recorded revenues of €1,492,840 thousand, €1,292,402 thousand and €1,014,733 thousand, respectively, Profit/(Loss) of €65,279 thousand, €(127,661) thousand and €(46,540) thousand, respectively, Adjusted EBIT of €157,729 thousand, €149,115 thousand and €20,013 thousand, respectively, and Adjusted Profit/(Loss) of €73,629 thousand, €75,322 thousand and €(4,752) thousand, respectively. For additional information relating to Adjusted EBIT and Adjusted Profit/(Loss), which are non-IFRS financial measures, including a reconciliation of Adjusted EBIT and Adjusted Profit/(Loss) to Profit/(Loss), see “Item 5.B—Liquidity and Capital Resources—Non-IFRS Financial Measures.”
Zegna operates its business in two segments: the Zegna segment (comprising three product lines: Zegna Branded Products, Textile and Third Party Brands) and the Thom Browne segment.
With respect to the Zegna Branded Products product line and Thom Browne segment, Zegna operates via its direct-to-consumer DTC channel worldwide through a network of 239 Zegna and 63 Thom Browne DOSs at December 31, 2022 (245 Zegna DOSs and 52 Thom Browne DOSs at December 31, 2021). Zegna also distributes its products worldwide through monobrand or multibrand points of sale operated by its wholesale customers. Taking into account both the DTC channel and the wholesale distribution channel, Zegna is present in approximately 80 countries worldwide. Zegna’s DTC channel includes boutiques and outlets, as well as concessions in department stores and multibrand e-commerce marketplaces. In the wholesale channel, Zegna sells its products to franchisees, department stores, multibrand specialty stores and online multi-brand e-tailers.
The activities of the Textile and Third Party Brands product lines follow their own operational phases and logics. Through the Textile product line, Zegna sells fabrics to other product lines of the Zegna segment and to the Thom Browne segment, as well as to third party customers. Through the Third Party Brands product line, Zegna is engaged in the manufacturing and distribution or the supply of menswear to other fashion brands.
Trends, Uncertainties and Opportunities
The main trends, uncertainties and opportunities affecting Zegna are summarized below:
The Business Combination
On December 17, 2021, Zegna closed the previously announced Business Combination pursuant to the Business Combination Agreement, dated as of July 18, 2021, as amended, by and among Zegna, IIAC and Zegna Merger Sub, a wholly owned subsidiary of the Zegna Group, through a series of transactions described below.
On November 1, 2021, Ermenegildo Zegna Holditalia S.p.A. completed the disposition of certain of its businesses through the statutory demerger under Italian law to a new company owned by its existing shareholders. The Disposition included, inter alia, Ermenegildo Zegna Holditalia S.p.A.’s real estate business, consisting of its former subsidiary EZ Real Estate, which directly and indirectly held substantially all of the real estate assets formerly owned by the Zegna Group, as well as certain properties previously owned by Lanificio, and its 10% equity interest in Elah Dufour S.p.A. Most of the real estate properties directly or indirectly owned by EZ Real Estate were, and continue to be, leased to Zegna following the Disposition.
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
Following the completion of the Business Combination, on December 20, 2021, Zegna’s ordinary shares and public warrants began trading on the NYSE. As a result of the Warrant Redemption completed on February 27, 2023, the Public Warrants ceased trading on the NYSE and there are no remaining Warrants outstanding.
For additional information relating to the Business Combination and the Warrant Redemption, see Note 1 — General information and Note 43 — Subsequent events to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.

Impact of the COVID-19 pandemic
Zegna’s operations have been, and continue to be, affected by the ongoing outbreak of COVID-19. Over the last three years, the global spread of COVID-19, including variants thereof, has led to governments around the world mandating, to various degrees and at various times, restrictive measures to contain the pandemic, including quarantine, social distancing, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The COVID-19 pandemic has caused significant disruption to the global economy, consumer spending and behavior, tourism, supply chains and financial markets, leading to a global economic slowdown and a severe recession in several of the markets in which Zegna operates, which may persist even after restrictions are lifted.
During the course of 2020 and 2021, Zegna experienced suspension or slowdown of production at its manufacturing and logistics facilities, delays in deliveries of raw materials from suppliers and of deliveries of products to wholesale customers, as well as temporary closures of its DOSs and its distribution partners’ stores, and running costs related to its workforce, despite furlough or reduced hours schemes implemented with respect to certain employees of the Group. Additionally, during the period in which Zegna’s manufacturing facilities were closed in 2020 (from mid-March 2020 to mid-May 2020), Zegna purchased some of its raw materials and finished goods from suppliers pursuant to commitments entered into prior to the onset of the COVID-19 pandemic when demand was higher. As a result, Zegna’s revenues and results from operations were adversely impacted, particularly in 2020.
The COVID-19 pandemic resulted in a significant decline in the demand for Zegna’s products in 2020, including the Textile product line, which experienced a reduction of orders from customers operating in the fashion apparel industry. Despite this, the remote selling and retail e-commerce platforms continued to operate and Zegna implemented solutions to allow online purchases by wholesale customers. In 2020 Zegna implemented measures, the majority of which were reversed in 2021, to reduce costs and cash outflows, secure its liquidity and financial position, and preserve profitability, including (i) the temporary suspension of several capital expenditure programs (including for store renewals), (ii) the sale of certain financial assets that were held as investments, (iii) the renegotiation of rent payable under lease agreements, (iv) temporary lay-offs as permitted by local emergency legislation, (v) accessing government support measures, (vi) salary and bonus cuts to directors and senior managers, and (vii) significant reductions to marketing, travel and other expenses and delays in non-essential spending.
Zegna’s business has experienced a steady recovery in 2021 and 2022 from the effects of the COVID-19 pandemic that occurred primarily in 2020, although the COVID-19 pandemic continues to impact the global economy and certain restrictions remain in some of the markets where Zegna operates. Additionally, since early 2022, due to a new wave of the virus and the resulting lockdown restrictions in certain parts of the Greater China Region, the largest geographical market of the Group, Zegna has been required to temporarily close certain of its DOSs in the region. In particular, from mid-March 2022 until the end of May 2022 and again in the fourth quarter of 2022, Zegna closed certain DOSs in the Greater China Region. In addition, DOSs that remained open in the region have been experiencing significantly lower customer traffic. Following an increase in DTC revenues in the Greater China Region in the third quarter of 2022 compared to the third quarter of 2021, driven by a significant increase in e-commerce sales for both the Zegna and Thom Browne segments and the gradual recovery of in-store sales, new COVID-19-related restrictions in October and November and some further unplanned temporary store closures in December 2022 due to a new wave of the virus had a negative effect on sales. As a result of the foregoing, Zegna recorded significantly lower sales in the Greater China Region in 2022 compared to 2021. Zegna’s operations have substantially normalized in the Greater China Region in early 2023.
The extent to which COVID-19 will impact the Group’s business, financial position, results of operations and cash flows in the future remains highly uncertain and cannot be accurately predicted at this time.
See also “Item 3.D—Risk Factors—Risk factors relating to Zegna’s business, strategy and operations—We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business.”
Fluctuations in exchange rates
A large portion of Zegna’s operations is in international markets outside the Eurozone, where Zegna records revenues and expenses in various currencies other than the Euro, which is the Group’s functional currency, mainly the Chinese Renminbi and the U.S. Dollar, as well as various other currencies. While Zegna’s revenues are denominated mainly in the local currencies of the respective markets (a share of revenues were generated in currencies other than the Euro corresponding to 65% in 2022, 70% in 2021 and 66% in 2020), a significant portion of its costs are denominated in Euro, mainly related to production and to its corporate headquarters and related functions. As a result, Zegna is affected by fluctuations in foreign currency exchange rates through (i) the translation of foreign currency financial statements into Euro upon consolidation of its subsidiaries with functional currencies other than Euro (translation impact), and (ii) transactions by Zegna entities in currencies other than their own functional currencies (transaction impact). In general, an appreciation of the Chinese Renminbi, U.S. Dollar or the other currencies in which Zegna operates against the Euro would positively impact Zegna’s revenues and results of operations, while a depreciation in those other currencies would have a negative impact. An appreciation of the U.S. Dollar against the Euro may also adversely affect Zegna’s results of operations due to certain significant liabilities of the Group that are denominated in U.S. Dollars, such as the present value of the exercise price in U.S. Dollars of the put option granted to the non-controlling interest in the Thom Browne Group. Such liability is remeasured at fair value at the end of each reporting period based on the latest available information and recognized through profit or loss.
The year ended December 31, 2022 was characterized by high volatility in exchange rates. For example, the U.S. Dollar remained strong against other currencies over the course of 2022, but recorded a slight fall in the last quarter of the year, with the Euro partly recovering in the last quarter of 2022 after a significant mid-year drop, while the Chinese Renminbi remained strong against the Euro over the course of 2022 but fell in the last quarter of the year to levels similar to the end of 2021.
Zegna seeks to mitigate the effects of its currency exposure by entering into derivative contracts (generally forward contracts for the sale of foreign currencies) in order to either fix exchange rates in advance, or to determine a predefined range of exchange rates at a future date. For the Zegna Branded Products and Textile product lines, Zegna initially defines sales prices in Euro, then sets the corresponding prices in other currencies by applying exchange rates selected by management based on reasonable expectations and assumptions. Forward sales contracts are made when the seasonal price lists in a given currency are set in order to mitigate the impact of any divergence between actual exchange rates and the expected exchange rates used by management, based on estimated revenues and setting the planned date of payment by customers as the date when the hedge contract matures. Additional hedging transactions may be entered into during the relevant season depending on actual developments in exchange rates. While Zegna has historically taken the foregoing measures with respect to the Zegna segment, it is implementing similar policies also in the Thom Browne segment, which has recently become more exposed to currency impact as it expands into international markets. For information relating to the market risks that Zegna is exposed to, refer to Note 38 — Qualitative and quantitative information on financial risks to the Consolidated Financial Statements included within this report.
The following table sets forth Zegna’s revenues by currency of origin for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,
	2022		2021		2020
(€ thousands, except percentages)	Revenues	% of Revenues	Revenues	% of Revenues	Revenues	% of Revenues
Euro	518,818	34.8%	387,251	30.0%	344,288	33.9%
Chinese Renminbi	414,579	27.8%	501,824	38.8%	375,359	37.0%
U.S. Dollar	275,550	18.5%	185,944	14.4%	114,065	11.2%
Japanese Yen	57,918	3.9%	49,966	3.9%	48,605	4.8%
United Arab Emirates Dirham	49,324	3.3%	31,534	2.4%	13,614	1.3%
Pound Sterling	45,834	3.1%	30,101	2.3%	28,826	2.8%
Hong Kong Dollar	17,272	1.2%	17,168	1.3%	27,182	2.7%
Other currencies	113,545	7.6%	88,614	6.9%	62,794	6.2%
Total revenues	1,492,840	100.0%	1,292,402	100.0%	1,014,733	100.0%
The table below shows the exchange rates compared to the Euro of the main foreign currencies used by the Group.

	2022		2021		2020
	At December 31	Average	At December 31	Average	At December 31	Average
U.S. Dollar	1.067	1.053	1.133	1.183	1.227	1.142
Swiss Franc	0.985	1.005	1.033	1.081	1.080	1.070
Chinese Renminbi	7.358	7.079	7.195	7.629	8.023	7.874
Pound Sterling	0.887	0.853	0.840	0.860	0.899	0.890
Hong Kong Dollar	8.316	8.245	8.833	9.193	9.514	8.857
Singapore Dollar	1.430	1.451	1.528	1.589	1.622	1.574
United Arab Emirates Dirham	3.917	3.867	4.160	4.344	4.507	4.194
Japanese Yen	140.660	138.027	130.380	129.877	126.490	121.832
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

Economies around the world have recently experienced significant inflationary pressures, coupled with government measures to combat inflation and prevent or mitigate economic recession. Although there were no material effects on our results of operations in 2021 or 2020 from rising inflation, throughout 2022 Zegna experienced a significant increase in the price of energy and certain raw materials used in production, as well as higher prices for transportation and logistics activities and higher costs for labor and outsourced production. Despite these increases in costs, the effect on our margins were substantially offset from the price impacts of implementing our One Brand strategy and passing on a portion of the increase in costs to our customers, as well as actions implemented to improve production processes and efficiencies and lower per unit energy costs. If inflation continues to increase or remains at elevated levels, Zegna could face further increases in costs for energy, raw materials or other production costs, or services, which could adversely affect Zegna’s business and results of operations if we are not able to pass on the increased costs to our customers or successfully implement other mitigating actions. As a result of the recent inflation, many central banks have increased, and may increase further, interest rates as a result of the recent inflation, which in turn may increase our borrowing costs. Additionally, increasing costs and rising interest rates impact consumer spending power and could result in a decline in our sales.
Due to the ongoing conflict in Ukraine and resulting geopolitical tensions, many governments around the world, including those of the United States, the European Union, Japan and other jurisdictions, have announced the imposition of a variety of sanctions on certain industries and parties in Russia and the Ukrainian regions of Donetsk and Luhansk, as well as enhanced export controls on certain industries and products and the exclusion of certain Russian financial institutions from the SWIFT system. On March 11, 2022, the President of the United States issued an executive order prohibiting exports to Russia of luxury goods (including, inter alia, apparel, footwear and certain accessories with a per unit wholesale price of $1,000 or more). Shortly thereafter, on March 15, 2022, the Council of the European Union imposed new sanctions on Russia prohibiting the export of luxury goods having a value in excess of €300 per item (including clothing, footwear, leather and fashion accessories). These and any additional sanctions and export controls, or other measures taken, as well as any counterresponses by the governments of Russia or other jurisdictions, are adversely affecting and will continue to adversely affect, directly or indirectly, our supply chain, with negative implications on the prices and availability of raw materials, and our customers, as well as the global financial markets and financial services industry. Following the escalation of the conflict in Ukraine we immediately suspended production of products for, as well as new order collection from, our Russian franchisees and distributors, and reallocated products to other geographies, primarily in EMEA. It is uncertain whether and when we will resume such production. The Russian market represented 0.3%, 1.5% and 2.0% of our revenues in 2022, 2021 and 2020, respectively.
Furthermore, the political unrest in Hong Kong that started in 2019, together with the COVID-19 pandemic and related restrictions, has impacted, and may continue to impact, our business. During the period from 2020 to 2022, we recognized impairment of €10,075 thousand, primarily relating to DOSs, of which €2,109 thousand in 2022, €4,335 thousand in 2021 and €3,631 thousand in 2020.
Fluctuations in the price of raw materials
Zegna’s costs for raw materials are significantly impacted by fluctuations in the price of certain raw materials, including merino wool, cotton, cashmere, silk and rare raw materials such as vicuña. Price fluctuations in these raw materials may be driven by several factors, including natural elements (e.g., weather conditions and diseases of livestock), inflation and trade restrictions, tariffs and similar government measures which may limit or make more expensive the import or export of these raw materials.
The price of wool has been subject to significant fluctuations in recent years. For example, the average price of Australian merino wool more than doubled from 2016 to 2018, declined significantly in the 2019-2020 period and has increased again in 2021 and 2022, although current prices remain below 2018 levels. Zegna’s management expects the price of wool to remain volatile and the availability of high-quality wool to continue to swing in the future. Zegna seeks to mitigate the risk of increases in the price of wool through a procurement policy that tends to spread purchases of wool over time and in advance of actual requirements in order to average out the purchasing costs. Nevertheless, Zegna remains exposed to fluctuations in the price of wool and other raw materials, including cashmere, for which the price rose significantly in 2021 and 2022. See also “—General economic conditions, macro events and international tourism” above.

The table below sets forth Zegna’s cost of raw materials and consumables for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,						(Increase)/Decrease
(€ thousands, except percentages)	2022	% of Revenues	2021	% of Revenues	2020	% of Revenues	2022 vs 2021	%	2021 vs 2020	%
Raw materials	(154,858)	(10.4)%	(108,442)	(8.4)%	(108,130)	(10.7)%	(46,416)	(42.8)%	(312)	(0.3)%
Finished goods	(186,876)	(12.5)%	(161,731)	(12.5)%	(130,006)	(12.8)%	(25,145)	(15.5)%	(31,725)	(24.4)%
Consumables	(8,362)	(0.6)%	(12,951)	(1.0)%	(10,909)	(1.1)%	4,589	35.4%	(2,042)	(18.7)%
Change in raw materials, consumables and finished goods	38,868	2.6%	(24,822)	(1.9)%	131	—%	63,690	n.m.(*)	(24,953)	n.m.
Other	(92)	—%	(1,663)	(0.1)%	(1,655)	(0.2)%	1,571	94.5%	(8)	(0.5)%
Total cost of raw materials and consumables	(311,320)	(20.9)%	(309,609)	(24.0)%	(250,569)	(24.7)%	(1,711)	(0.6)%	(59,040)	(23.6)%
_________________
(*) Throughout this section “n.m.” means not meaningful.

For additional details relating to the change in the cost of raw materials and consumables for the years ended December 31, 2022, 2021 and 2020, see “—Results of Operations—Cost of raw materials and consumables” below.
Acquisitions
In addition to the organic growth of our operations, our growth strategy may, from time to time, include strategic acquisitions and investments designed to strengthen our vertical integration and expand into new market segments and/or product categories. The economic and financial outcomes of any such transactions may present uncertainties. See “Risk Factors—Summary of Risk Factors—We are exposed to risks relating to recent and potential future acquisitions, including the TFI Acquisition.”
The following paragraphs describe recent acquisitions or anticipated acquisitions to be made by the Group.
On March 31, 2023, Zegna completed the acquisition of a 25% interest in Canadian technical trail-running shoe company Norda Run for consideration of $7.1 million, with the option to gradually increase its stake over the next nine years. The luxury outdoor space continues to be an area of focus for the Group, and Norda Run, which uses the finest materials on the planet to produce the world’s best-performing all-weather footwear, aligns perfectly with Zegna’s values of creating the best products from the best materials. The agreement secures the possibility of accelerating the brand’s growth through a strong industrial and commercial partnership.
On January 25, 2023, Zegna announced an agreement with Samsung C&T Corporation (“Samsung”), pursuant to which Zegna will acquire from Samsung the Thom Browne retail business in South Korea, which consists of a network of 17 Thom Browne retail stores currently managed by Samsung under franchising arrangements. Following the acquisition, Zegna will directly operate the retail stores in South Korea (through a newly formed subsidiary) and Samsung will continue to support the Group through an innovative retail management agreement. The acquisition is expected to be completed on July 1, 2023, when the current franchise agreements expire, at which point the retail management agreement will also commence.
On November 15, 2022, Zegna entered into arrangements to acquire the 85% interest in TFI not already owned by the Group (the Group currently owns 15% of TFI), and to enter into a long-term license agreement with The Estée Lauder Companies for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products. The TFI Acquisition is subject to antitrust approvals and other customary closing conditions, and is contingent upon the closing of the acquisition of the TOM FORD brand and all its intellectual property by The Estée Lauder Companies. TFI, together with its subsidiaries, owns the operations of the TOM FORD fashion business necessary to act as licensee under the TFI License. The closing of the TFI Acquisition is expected in the second quarter of 2023.
Transaction costs of €2,289 thousand incurred in 2022 in connection with the TFI Acquisition and the acquisition of the 25% interest in Norda, primarily for consultancy and legal fees, were presented as an adjusting item in the calculation of

Adjusted EBIT, Adjusted EBITDA, Adjusted Profit/(Loss), Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share. See also “—Liquidity and Capital Resources—Non-IFRS Financial Measures.”
On June 4, 2021, Zegna acquired a 60% equity interest in Tessitura Ubertino S.r.l. (“Tessitura Ubertino”), a company specialized in the textile business, to further strengthen Zegna’s verticalization strategy, for cash consideration of approximately €7,050 thousand, including a €1,170 thousand earn-out payment, subject to Tessitura Ubertino achieving certain predetermined operating performance targets for the years 2021 and 2022. The operating performance targets for 2021 were achieved and 50% portion of the earn-out payment, amounting to €585 thousand, was paid by Zegna in cash in 2022. The remaining earn-out payment of €585 thousand will be paid in 2023 if Tessitura Ubertino achieves the defined operating performance targets for 2022. Tessitura Ubertino was consolidated in Zegna’s consolidated financial statements starting on June 4, 2021, and contributed revenues of €5,625 thousand and profit of €561 thousand to the Group from that date until December 31, 2021 and revenues of €10,210 thousand and profit of €938 thousand in 2022.
Disposition of certain businesses
On November 1, 2021, Zegna completed the Disposition by disposing of certain of its businesses, through the statutory demerger under Italian law to a new company owned by its existing shareholders of (i) its real estate business, consisting of Zegna’s former subsidiary EZ Real Estate, which directly and indirectly held substantially all of the real estate assets formerly owned by the Zegna Group, as well as certain properties previously owned by Lanificio, including part of Lanificio’s industrial building located in Valdilana and Lanificio’s hydroelectric plants, and (ii) its 10% equity interest in Elah Dufour S.p.A. ((i) and (ii) are collectively referred to as the “Demerger”). On January 14, 2021, Zegna sold 70% of its equity stake in Agnona S.r.l. (“Agnona”) to a related party for consideration of €1 and as a result Agnona was deconsolidated from the start of 2021. The Group subsequently disposed of the remaining 30% stake in Agnona in two tranches in September and October 2021 for total consideration of €500 thousand (the disposition of the stake in Agnona, together with the Demerger, are referred to as the “Disposition,” and the foregoing divested businesses are referred to collectively as the “Disposed Businesses”).
The majority of the real estate properties directly or indirectly owned by EZ Real Estate are, and will continue to be, leased to Zegna. Such real estate assets leased to Zegna include buildings hosting the main manufacturing plants and offices of the Zegna Group in Italy (including Zegna’s headquarter offices in Milan, the manufacturing facilities in Parma, San Pietro Mosezzo and Oleggio, as well as part of the building located in Valdilana partly occupied by Zegna) and Switzerland (including the offices in Stabio and the manufacturing plant in Mendrisio) as well as certain Zegna stores in Sandigliano and Oleggio (Italy) and London (United Kingdom). Following the Disposition, Zegna continues to pay rent to EZ Real Estate or its subsidiaries under the relevant lease agreements. Such rent amounted to an aggregate of €6,227 thousand in 2022. With respect to Lanificio’s real estate assets that formed part of the Disposition, appropriate arrangements have been put in place to ensure the continued use by Zegna of such properties at market terms. Less than 1% of Zegna’s consolidated revenues for the year 2020 were generated by the Disposed Businesses (primarily Agnona) prior to their disposal.
The Disposed Businesses also include Oasi Zegna, a freely accessible natural reserve in Piemonte, Italy established by Zegna in 1993 with the goal of fostering a positive relationship with the local territory and the community by creating a lasting environment for the public to enjoy. Following the Disposition and to strengthen the mutually beneficial and inspiring relationship between Zegna and Oasi Zegna, Zegna has entered into an arrangement whereby Oasi Zegna provides licensing, marketing and other sustainability-related services.
Funding strategy
With the aim of reducing the cost of financing while continuing to ensure the Group has adequate access to liquidity to meet its financial commitments and guarantee flexibility for its operations and any expansion programs, starting in 2022 the Group has replaced a portion of its 2022 and 2023 debt maturities with new bilateral committed revolving credit facilities that may be drawn down by the Group at any time during the relevant term. As a result, the Group has reduced and will continue to reduce its borrowings, primarily through the use of cash and the disposal of certain financial investments held by the Group.
For additional information see “—Liquidity and Capital Resources—Net Financial Indebtedness/(Cash Surplus).”

Tax obligations and changes in tax laws, estimates, treaties and regulations
Zegna is subject to taxation in Italy, the United States and China, as well as various other jurisdictions, with the applicable tax rates varying by jurisdiction. As a result, Zegna’s overall effective tax rate is affected by the proportion of earnings from the various tax jurisdictions and by the ability to generate sufficient and suitable future taxable profits from which the reversal of any deferred tax assets can be deducted. Zegna recognizes tax expenses in multiple tax jurisdictions based on (i) the estimates of taxable income, (ii) the required reserves for uncertain tax positions, (iii) deductible temporary differences, tax loss carry-forwards and tax credits to the extent that their future offset is probable, (iv) withholding taxes on unremitted earnings, and (v) the way in which Zegna intends to recover or settle the carrying amount of deferred tax assets and liabilities. At any time, there are multiple tax years that are subject to examinations by various tax authorities.
Additionally, Zegna is subject to duties applicable to the importation of our products in various countries in which we operate, which may impact the cost of such products. Moreover, countries to which we ship our products may impose safeguard quotas to limit the quantity of products that may be imported. We rely on free trade agreements and other supply chain initiatives in order to maximize efficiencies relating to the importation of our products.
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
COVID-19-Related Rent Reductions
For the years ended December 31, 2022, 2021 and 2020, Zegna obtained COVID-19 related rent reductions agreed with lessors for €7,194 thousand, €12,877 thousand and €24,931 thousand, respectively, which were accounted for in accordance with amendments to IFRS 16 — Leases (“IFRS 16”) issued by the IASB which exempt lessees from determining whether COVID-19-related rent concessions are lease modifications, thereby providing a practical expedient to immediately recognize the entire economic benefit of such rental discounts in the statement of profit and loss.

Results of operations
The following is a discussion of Zegna’s results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021, and for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

	For the years ended December 31,
(€ thousands, except percentages)	2022	Percentage of revenues	2021	Percentage of revenues	2020	Percentage of revenues
Revenues	1,492,840	100.0%	1,292,402	100.0%	1,014,733	100.0%
Other income	13,949	0.9%	8,260	0.6%	5,373	0.5%
Cost of raw materials and consumables	(311,320)	(20.9%)	(309,609)	(24.0%)	(250,569)	(24.7%)
Purchased, outsourced and other costs	(437,928)	(29.3%)	(353,629)	(27.4%)	(286,926)	(28.3%)
Personnel costs	(395,087)	(26.5%)	(367,762)	(28.5%)	(282,659)	(27.9%)
Depreciation, amortization and impairment of assets	(173,521)	(11.6%)	(163,367)	(12.6%)	(185,930)	(18.3%)
Write downs and other provisions	(14)	—%	(19,487)	(1.5%)	(6,178)	(0.6%)
Other operating costs	(41,142)	(2.8%)	(180,836)	(14.0%)	(30,399)	(3.0%)
Operating Profit/(Loss)	147,777	9.9%	(94,028)	(7.3%)	(22,555)	(2.2%)
Financial income	13,320	0.9%	45,889	3.6%	34,352	3.4%
Financial expenses	(54,346)	(3.6%)	(43,823)	(3.4%)	(48,072)	(4.7%)
Foreign exchange (losses)/gains	(7,869)	(0.5%)	(7,791)	(0.6%)	13,455	1.3%
Result from investments accounted for using the equity method	2,199	0.1%	2,794	0.2%	(4,205)	(0.4%)
Impairments of investments accounted for using the equity method	—	—%	—	—%	(4,532)	(0.4%)
Profit/(Loss) before taxes	101,081	6.8%	(96,959)	(7.5%)	(31,557)	(3.1%)
Income taxes	(35,802)	(2.4%)	(30,702)	(2.4%)	(14,983)	(1.5%)
Profit/(Loss)	65,279	4.4%	(127,661)	(9.9%)	(46,540)	(4.6%)
For additional information relating to constant currency information, see “Item 5.E—Critical Accounting Measures—Constant Currency Information.”

Revenues
Zegna generates revenues primarily from the sale of its products and services, as well as from royalties received from third parties and licensees. Revenues are recognized net of returns and discounts.
2022 compared to 2021
Revenues for the year ended December 31, 2022 amounted to €1,492,840 thousand, an increase of €200,438 thousand (+15.5% or +11.0% at constant currency) compared to €1,292,402 thousand for the year ended December 31, 2021. Our revenues significantly increased in all major geographic areas with the exception of the Greater China Region, our largest geographical market, which was significantly impacted by COVID-19-related restrictions during the course of 2022, which resulted in the temporary closure of certain stores and lower customer traffic, primarily from mid-March until the end of May, and again during the fourth quarter of the year as a result of additional waves of COVID-19. Therefore, the discussion below presents our revenues isolating the Greater China Region performance, which we believe is useful to better understand the underlying trend in our revenues for the periods presented.
Revenues in the Greater China Region for the year ended December 31, 2022 amounted to €494,110 thousand, a decrease of €94,766 thousand (-16.1% or -20.6% at constant currency), compared to €588,876 thousand for the year ended December 31, 2021. The Greater China Region was adversely impacted by aforementioned COVID-19-related restrictions in 2022, which resulted in the temporary closure of certain stores and lower customer traffic, primarily from mid-March until the end of May, impacting both Zegna and Thom Browne directly operated stores. Starting in June and through the third quarter of 2022, DTC revenues in the Greater China Region showed a positive trend compared to the third quarter of 2021 as a result of a significant increase in e-commerce sales for both the Zegna and Thom Browne segments and the gradual recovery of in-store sales. Due to a new wave of particularly impactful COVID-19-related restrictions in the Greater China Region in October and November, as well as some further unplanned temporary store closures in December due to a wave of contagion and resulting staff shortages, the Group’s revenues in the fourth quarter of 2022 decreased by approximately 30% compared to the fourth quarter of 2021.
Revenues in the rest of the world for the year ended December 31, 2022 amounted to €998,730 thousand, an increase of €295,204 thousand (+42.0% or +38.6% at constant currency), compared to €703,526 thousand for the year ended December 31, 2021. This increase was mainly attributable to the United States (+53.5% or +42.1% at constant currency), driven by DTC sales in both the Zegna and Thom Browne segments, Italy (+41.3% or +41.8% at constant currency), the UK (+43.2% or +42.2% at constant currency), France (+51.0% at current and at constant currency) and the United Arab Emirates (+54.6% or +38.4% at constant currency), as well as Latin America (+49.7% or +33.4% at constant currency) and Japan (+18.0% or 23.7% at constant currency). As a result of the ongoing conflict in Ukraine and wide-ranging sanctions on certain industries and parties in Russia, from March 2022 we suspended production of products for, as well as new order collection from, our Russian franchisees and distributors, and reallocated products to other geographies, primarily in EMEA.
2021 compared to 2020
Revenues for the year ended December 31, 2021 amounted to €1,292,402 thousand, an increase of €277,669 thousand (+27.4% or +27.3% at constant currency) compared to €1,014,733 thousand for the year ended December 31, 2020.
See the following sections for a discussion of Zegna’s revenues in 2021 compared to 2020.
Revenues by product line
The following table sets forth a breakdown of revenues by product line for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	% at constant currency	2021 vs 2020	%	% at constant currency
Zegna branded products	923,942	847,311	636,478	76,631	9.0%	4.1%	210,833	33.1%	32.9%
Thom Browne	330,014	263,397	179,490	66,617	25.3%	20.6%	83,907	46.7%	46.4%
Textile	136,769	102,244	87,615	34,525	33.8%	35.4%	14,629	16.7%	17.0%
Third Party Brands	97,792	74,957	82,273	22,835	30.5%	27.9%	(7,316)	(8.9%)	(7.5%)
Other	4,323	4,493	28,877	(170)	(3.8%)	(7.5%)	(24,384)	(84.4%)	(84.4%)
Total revenues	1,492,840	1,292,402	1,014,733	200,438	15.5%	11.0%	277,669	27.4%	27.3%

2022 compared to 2021
By product line, the increase in revenues was mainly attributable to:
(i)an increase of €76,631 thousand (+9.0% or +4.1% at constant currency) in Zegna branded products, primarily driven by the (a) the continued positive performance of shoes and steady growth in luxury leisurewear, as well as the rebound of our tailoring (“Tailoring”) and made-to-measure (“Made-to-Measure”) business, particularly in the United States and EMEA, as 2021 was impacted by COVID-19-related restrictions, and (b) the effects of price repositioning and price increases as part of the new Zegna One Brand strategy starting with the rollout of the Fall/Winter 2022 collection;
(ii)an increase of €66,617 thousand (+25.3% or +20.6% at constant currency) in Thom Browne, reflecting strong wholesale demand and growth across all lines (menswear, womenswear and childrenswear), driven by sales for both our seasonal and our classic collections, as well as the roll out of the TMall platform for e-commerce sales in the Greater China Region (which commenced in the second half of 2021) and the contribution of eleven net DTC store openings (63 DTC stores at December 31, 2022 compared to 52 DTC stores at December 31, 2021), primarily in APAC;

(iii)an increase of €34,525 thousand (+33.8% or +35.4% at constant currency) in Textile, primarily attributable to the positive performance of the Lanificio Ermenegildo Zegna, Bonotto and Dondi brands driven by higher orders for the Fall/Winter 2022 and Spring/Summer 2023 collections compared to the previous year’s collections, which were affected by the COVID-19 pandemic, and the impact of Tessitura Ubertino S.r.l., which was acquired in June 2021 and contributed additional revenues of €4,590 thousand in 2022 compared to 2021; and
(iv)an increase of €22,835 thousand (+30.5% or +27.9% at constant currency) in Third Party Brands, which benefited from higher orders for the TOM FORD brand for the Spring/Summer 2022 and Fall/Winter 2022 collections, as well as higher orders for the Gucci brand. The TFI distribution license agreement ended with the deliveries of the Fall/Winter 2022 collection and the Group expects to commence the TFI License in the second quarter of 2023 (subject to antitrust approvals and other customary closing conditions) for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products. See also “—Trends, Uncertainties and Opportunities—Acquisitions.”
2021 compared to 2020
By product line, the increase in revenues was mainly related to:
(i)an increase of €210,833 thousand (+33.1% or +32.9% at constant currency) in Zegna branded products, attributable to sales growth in all categories and primarily in luxury leisurewear and shoes as well as higher volumes in 2021 as 2020 was more severely impacted by temporary store closures as a result of COVID-19 restrictions; and
(ii)an increase of €83,907 thousand (+46.7% or +46.4% at constant currency) in Thom Browne, reflecting higher revenues in all product lines in both menswear and womenswear categories, and the introduction of a new kidswear line during the year; and
(iii)an increase of €14,629 thousand (+16.7% or 17.0% at constant currency) in Textile;
partially offset by:
(iv)a decrease of €7,316 thousand (-8.9% or -7.5% at constant currency) in Third Party Brands and a decrease of €24,384 thousand (-84.4% or -84.4% at constant currency) in Other, which included revenues of €12,389 thousand in 2020 related to the Agnona business, which was sold in January 2021.

Revenues by sales channel
The following table sets forth a breakdown of revenues by sales channel for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	% at constant currency	2021 vs 2020	%	% at constant currency
Direct to Consumer (DTC) - Zegna branded products	772,505	712,862	527,972	59,643	8.4%	2.9%	184,890	35.0%	34.3%
Direct to Consumer (DTC) - Thom Browne branded products	145,702	138,567	85,268	7,135	5.1%	(1.5%)	53,299	62.5%	61.3%
Total Direct to Customer (DTC)	918,207	851,429	613,240	66,778	7.8%	2.2%	238,189	38.8%	38.0%
Wholesale Zegna branded products	151,437	134,449	108,506	16,988	12.6%	10.6%	25,943	23.9%	25.9%
Wholesale Thom Browne branded products	184,312	124,830	94,222	59,482	47.7%	46.6%	30,608	32.5%	32.8%
Wholesale Third Party Brands and Textile	234,561	177,201	169,888	57,360	32.4%	32.2%	7,313	4.3%	5.1%
Total Wholesale	570,310	436,480	372,616	133,830	30.7%	29.4%	63,864	17.1%	18.2%
Other	4,323	4,493	28,877	(170)	(3.8%)	(7.5%)	(24,384)	(84.4%)	(84.4%)
Total revenues	1,492,840	1,292,402	1,014,733	200,438	15.5%	11.0%	277,669	27.4%	27.3%

2022 compared to 2021
By sales channel, the increase in revenues was mainly attributable to:
(i)an increase of €66,778 thousand (+7.8% or +2.2% at constant currency) in the DTC channel, related to:
(a)Zegna branded products (+€59,643 thousand, +8.4% or +2.9% at constant currency), driven by high double digit growth in the United States and EMEA, partially offset by the Greater China Region, which was impacted by COVID-19-related restrictions in 2022 that resulted in the temporary closure of certain stores and lower customer traffic, primarily from mid-March until the end of May and again in the fourth quarter of the year;
(b)Thom Browne branded products (€7,135 thousand, +5.1%, -1.5% at constant currency), driven by high double digit growth in the United States, EMEA and Japan, eleven net DTC store openings (63 DTC stores at December 31, 2022 compared to 52 DTC stores at December 31, 2021), primarily in APAC, and the roll out of the TMall platform for e-commerce sales in the Greater China Region (which commenced in the second half of 2021), partially offset by the aforementioned effects of COVID-19-related restrictions in the Greater China Region; and
(ii)an increase of €133,830 thousand (+30.7% or +29.4% at constant currency) in the Wholesale channel, mainly due to:
(a)Thom Browne branded products (€59,482 thousand, +47.7% or +46.6% at constant currency) driven by both our seasonal and our classic collections and strong growth across all lines (menswear, womenswear and childrenswear) and major geographical areas;
(b)Third Party Brands and Textile (€57,360 thousand, +32.4% or +32.2% at constant currency), consisting of an increase of €34,525 thousand (+33.8% or +35.4% at constant currency) in Textile, primarily attributable to the positive performance of the Lanificio Ermenegildo Zegna, Bonotto and

Dondi brands driven by higher orders for the Fall/Winter 2022 and Spring/Summer 2023 collections compared to the previous year’s collections, which were affected by the COVID-19 pandemic, and the impact of Tessitura Ubertino S.r.l., which was acquired in June 2021 and contributed additional revenue of €4.6 million in 2022 compared to 2021, and an increase of €22,835 thousand (+30.5% or +27.9% at constant currency) in Third Party Brands, which benefited from higher orders for the TOM FORD brand for the Spring/Summer 2022 and Fall/Winter 2022 collections, as well as higher orders for the Gucci brand.
(c)Zegna branded products (€16,988 thousand, +12.6% or +10.6% at constant currency) driven by growth in the United States and EMEA, partially offset by lower orders for new collections from travel retail customers in the Greater China Region as a result of COVID-19-related store closures and the related build up of their inventory. The effects from the suspension of production for the Russian market and the closure of stores in Russia following the escalation of the conflict in Ukraine (resulting in lower revenues in Russia of €10,450 thousand) were substantially mitigated from the reallocation of products, primarily in the DTC channel in EMEA.
2021 compared to 2020
By sales channel, the increase in revenues was mainly related to:
(i)an increase of €238,189 thousand (+38.8% or +38.0% at constant currency) in the DTC channel consisting of a €184,890 thousand increase in Zegna branded products, driven by higher volumes, primarily in in the United States, EMEA and the Greater China Region, while revenues declined in other APAC markets which were negatively affected by COVID-19 restrictions and due to the conversion of 17 DOSs in South Korea to franchising in January 2021, and a €53,299 thousand increase in Thom Browne, which experienced growth in all product lines and geographies, and benefited from the opening of fourteen new stores in 2021; and
(ii)an increase of €63,864 thousand (+17.1% or +18.2% at constant currency) in the Wholesale channel driven by Thom Browne branded products, mainly in EMEA and APAC, and Zegna branded products, mainly in North America and APAC, as well as the recovery of the Textile product line, especially in the second half of 2021, as order intake in 2020 was adversely affected by the COVID-19 pandemic.
Revenues by geographical area
The following table sets forth a breakdown of revenues by geographical area for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	% at constant currency	2021 vs 2020	%	% at constant currency
EMEA (1)	520,226	380,325	315,879	139,901	36.8%	36.2%	64,446	20.4%	20.8%
of which Italy	224,342	158,722	121,202	65,620	41.3%	41.8%	37,520	31.0%	30.8%
of which UK	53,970	37,682	32,985	16,288	43.2%	42.2%	4,697	14.2%	14.0%
of which MEA (2)	69,046	44,236	24,268	24,810	56.1%	49.6%	19,968	82.3%	92.0%
North America (3)	294,686	191,283	131,049	103,403	54.1%	43.2%	60,234	46.0%	50.9%
of which United States	270,312	176,059	114,818	94,253	53.5%	42.1%	61,241	53.3%	59.4%
Latin America (4)	29,889	19,971	12,915	9,918	49.7%	33.4%	7,056	54.6%	57.4%
APAC (5)	644,802	696,344	551,650	(51,542)	(7.4%)	(11.6%)	144,694	26.2%	25.0%
of which Greater China Region	494,110	588,876	438,193	(94,766)	(16.1%)	(20.6%)	150,683	34.4%	31.8%
of which Japan	65,445	55,479	61,523	9,966	18.0%	23.7%	(6,044)	(9.8%)	(5.6%)
Other (6)	3,237	4,479	3,240	(1,242)	n.m.	n.m.	1,239	38.2%	40.1%
Total revenues	1,492,840	1,292,402	1,014,733	200,438	15.5%	11.0%	277,669	27.4%	27.3%

_________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)MEA includes the Middle East, Africa and Turkey.
(3)North America includes the United States of America and Canada.
(4)Latin America includes Mexico, Brazil and other Central and South American countries.
(5)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(6)Other revenues mainly include royalties.
2022 compared to 2021
By geographical area, the increase in revenues was mainly related to:
(i)an increase of €139,901 thousand (+36.8% or +36.2% at constant currency) in EMEA, primarily attributable to significant growth in Italy, as well as strong performance in the UK and the Middle East, and driven by Zegna branded products in the DTC channel and Thom Browne in both the DTC and Wholesale channels, as well as the rebound of our Tailoring and Made-to-Measure business in the Zegna Segment following adverse effects in 2021 as a result of COVID-19-related restrictions. The effects from the suspension of production for the Russian market and the closure of stores in Russia following the escalation of the conflict in Ukraine were substantially mitigated by the reallocation of products within other EMEA countries;
(ii)an increase of €103,403 thousand (+54.1% or +43.2% at constant currency) in North America, primarily attributable to the United States and driven by (a) DTC sales for both Zegna branded products and Thom Browne, (b) the rebound of our Tailoring and Made-to-Measure business in the Zegna Segment, (c) higher orders for the TOM FORD brand for the Spring/Summer 2022 and Fall/Winter 2022 collections. The TFI distribution license agreement ended with the deliveries of the Fall/Winter 2022 collection and the Group expects to commence the TFI License in the second quarter of 2023 for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products. See also “—Trends, Uncertainties and Opportunities—Acquisitions,” and (d) positive foreign currency exchange impact due to the strengthening of the U.S. Dollar compared to the Euro, and
(iii)an increase of €9,918 thousand (+49.7% or +33.4% at constant currency) in Latin America driven by DTC sales of Zegna-branded products in Mexico and Brazil, as well as positive foreign currency exchange impact;
partially offset by:
(iv)a decrease of €51,542 thousand (-7.4% or -11.6% at constant currency) in APAC, mainly attributable to the temporary closure of stores and lower customer traffic in the Greater China Region, primarily from mid-March 2022 until the end of May 2022, impacting both Zegna and Thom Browne directly operated stores. Starting in June 2022 and through the third quarter of 2022 DTC revenues in the Greater China Region showed a positive trend compared to the third quarter of 2021 as a result of a significant increase in e-commerce sales for both the Zegna and Thom Browne segments and the gradual recovery of in-store sales. Due to a new wave of particularly impactful COVID-19-related restrictions in the Greater China Region in October and November, as well as some further unplanned temporary store closures in December due to a wave of contagion and resulting staff shortages, the Group’s revenues in the fourth quarter of 2022 decreased by approximately 30% compared to the fourth quarter of 2021. These adverse effects were partially offset by double digit growth in Japan and South Korea.
2021 compared to 2020
By geographical area, the increase in revenues was mainly related to:
(i)an increase of €144,694 thousand (+26.2% or +25.0% at constant currency) in APAC mainly due to higher local consumption in the Greater China Region driven by restrictions on international travel, as well as the opening of ten new Thom Browne stores in 2021;

(ii)an increase of €64,446 thousand (+20.4% or +20.8% at constant currency) in EMEA driven by significant growth in the Thom Browne Wholesale channel, as well as the DTC channel, which was impacted by the COVID-19 pandemic in 2020, especially in the UAE; and
(iii)an increase of €60,234 thousand (+46.0% or +50.9% at constant currency) in North America driven by the recovery of the DTC channel following the reversal of COVID-19 restrictions.
For further details on revenues with respect to each of Zegna’s two operating segments for the year ended December 31, 2022 compared to the year ended December 31, 2021, and for the year ended December 31, 2021 compared to the year ended December 31, 2020, see “—Results by Segment” below.
Other income
Other income mainly includes income from the sale of advertising materials, tax refund commissions and other miscellaneous income.
The following table sets forth other income for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	2021 vs 2020	%
Other income	13,949	8,260	5,373	5,689	68.9%	2,887	53.7%

2022 compared to 2021
Other income for the year ended December 31, 2022 amounted to €13,949 thousand, an increase of €5,689 thousand or 68.9%, compared to €8,260 thousand for the year ended December 31, 2021.
The increase in other income in 2022 compared to 2021 was primarily attributable to proceeds of €6,500 thousand received from new tenants in order for Zegna to withdraw from two existing lease agreements of commercial properties.
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

The table below sets forth Zegna’s cost of raw materials and consumables for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,						(Increase)/Decrease
(€ thousands, except percentages)	2022	% of Revenues	2021	% of Revenues	2020	% of Revenues	2022 vs 2021	%	2021 vs 2020	%
Raw materials	(154,858)	(10.4%)	(108,442)	(8.4%)	(108,130)	(10.7%)	(46,416)	(42.8%)	(312)	(0.3%)
Finished goods	(186,876)	(12.5%)	(161,731)	(12.5%)	(130,006)	(12.8%)	(25,145)	(15.5%)	(31,725)	(24.4%)
Consumables	(8,362)	(0.6%)	(12,951)	(1.0%)	(10,909)	(1.1%)	4,589	35.4%	(2,042)	(18.7%)
Change in raw materials, consumables and finished goods	38,868	2.6%	(24,822)	(1.9%)	131	—%	63,690	n.m.	(24,953)	n.m.
Other	(92)	—%	(1,663)	(0.1%)	(1,655)	(0.2%)	1,571	94.5%	(8)	(0.5%)
Total cost of raw materials and consumables	(311,320)	(20.9%)	(309,609)	(24.0%)	(250,569)	(24.7%)	(1,711)	(0.6%)	(59,040)	(23.6%)
2022 compared to 2021
Cost of raw materials and consumables for the year ended December 31, 2022 amounted to €311,320 thousand, an increase of €1,711 thousand or 0.6%, compared to €309,609 thousand for the year ended December 31, 2021.
Cost of raw materials and consumables as a percentage of revenues decreased from 24.0% for the year ended December 31, 2021 to 20.9% for the year ended December 31, 2022, driven by the effects of price increases, price repositioning, and the reduction of the end-of-season sales as part of the new Zegna One Brand strategy which generated an increase in revenues, as well as purchasing and production efficiencies as a result of higher volumes to support the increase in sales and a favorable change in mix of production inputs, partially offset by higher purchase prices reflecting the increase in energy costs and certain raw materials.
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

The following table sets forth the purchased, outsourced and other costs for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	2021 vs 2020	%
Purchased, outsourced and other costs	(437,928)	(353,629)	(286,926)	(84,299)	(23.8%)	(66,703)	(23.2%)
Purchased, outsourced and other costs as % of Revenues	(29.3%)	(27.4%)	(28.3%)
2022 compared to 2021
Purchased, outsourced and other costs for the year ended December 31, 2022 amounted to €437,928 thousand, an increase of €84,299 thousand or 23.8%, compared to €353,629 thousand for the year ended December 31, 2021.
The increase in purchased, outsourced and other costs was primarily attributable to (i) an increase in costs for the outsourcing of production of €32,361 thousand, (ii) an increase in costs for freight, insurance and selling expenses of €24,920 thousand, with both increases driven by higher sales volumes and an increased proportion of outsourced manufacturing, as well as higher costs for insurance of directors and officers of the Group, (iii) an increase of €19,394 thousand in advertising and marketing expenses in line with the Group’s marketing strategy announced at its Capital Markets Day in May 2022, (iv) an increase in utilities costs of €6,578 thousand driven by higher energy prices, (v) an increase in other services of €5,653 thousand, (vi) an increase in lease expenses of €5,385 thousand, mainly due to lower rent reductions recognized in 2022 compared to 2021 as a result of the COVID-19 pandemic (rent reductions amounted to €7,194 thousand in 2022 compared to €12,877 thousand in 2021) and (vii) an increase in maintenance costs of €5,212 thousand. These increases were partially offset by (viii) a decrease in consultancy fees and corporate bodies fees of €15,104 thousand despite costs incurred in 2022 to reinforce the Group’s corporate governance as a result of becoming a public company, as 2021 included transaction costs of €34,092 thousand related to the Business Combination.
Purchased, outsourced and other costs as a percentage of revenues increased from 27.4% for the year ended December 31, 2021 to 29.3% for the year ended December 31, 2022, mainly as a result of an increased proportion of outsourced manufacturing and higher advertising and marketing expenses, despite lower costs for consultancy services as described above.
2021 compared to 2020
Purchased, outsourced and other costs for the year ended December 31, 2021 amounted to €353,629 thousand, an increase of €66,703 thousand or 23.2%, compared to €286,926 thousand for the year ended December 31, 2020
The increase in purchased, outsourced and other costs was primarily attributable to (i) an increase in consultancy fees and corporate bodies fees of €42,031 thousand, mainly due to €34,092 thousand of costs related to bank services, legal advisors and other consultancy services relating to the Business Combination, (ii) an increase in lease expenses of €23,590 thousand, including the effects of lower rent reductions received in 2021 compared to 2020 as a result of the COVID-19 pandemic (rent reductions amounted to €12,877 thousand in 2021 compared to €24,931 thousand in 2020) as well as an increase of €8,756 thousand of variable lease payments driven by the increase in DTC sales and (iii) an increase of €9,757 thousand of advertising and marketing expenses mainly due to actions taken by Zegna in 2020 to reduce costs as a result of the COVID-19 pandemic, partially offset by (iv) a decrease in costs for the outsourcing of production of €6,009 thousand driven by a change in mix of production inputs.
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
The following table sets forth personnel costs for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	2021 vs 2020	%
Personnel costs	(395,087)	(367,762)	(282,659)	(27,325)	(7.4%)	(85,103)	(30.1%)
Personnel costs as % of revenues	(26.5%)	(28.5%)	(27.9%)
2022 compared to 2021
Personnel costs for the year ended December 31, 2022 amounted to €395,087 thousand, an increase of €27,325 thousand or 7.4%, compared to €367,762 thousand for the year ended December 31, 2021.
The increase in personnel costs was primarily attributable to (i) the hiring of new employees to reinforce various corporate functions as a result of becoming a public company in December 2021, (ii) an increase in the number and in the costs for workers as internal production reached full capacity in 2022, (iii) an increase in employees for directly operated stores driven by five net store openings at December 31, 2022 compared to December 31, 2021, and (iv) an increase in other long-term benefits relating to bonuses earned by certain members of Zegna’s senior management team (excluding the CEO), which will be paid in 2024, partially offset by (v) €10,916 thousand relating to a one-time gift of €1,500 to each employee of the Group as a result of the Company’s listing on the NYSE on December 20, 2021 (which was paid in February 2022), (vi) lower severance indemnities mainly as a result of lower costs incurred for the closure of a production plant in Spain in 2022 compared to 2021, and (vii) lower share-based payments.
Personnel costs as a percentage of revenues decreased from 28.5% for the year ended December 31, 2021 to 26.5% for the year ended December 31, 2022.
2021 compared to 2020
Personnel costs for the year ended December 31, 2021 amounted to €367,762 thousand, an increase of €85,103 thousand or 30.1%, compared to €282,659 thousand for the year ended December 31, 2020.
The increase in personnel costs was primarily attributable to (i) an increase in wages and salaries of €61,802 thousand primarily due to the actions taken in 2020 in response to COVID-19 (many of which were partially or fully reversed in 2021), including the impact of furlough and other temporary layoff measures taken at our DOSs, cuts on senior and mid-level manager salaries and permanently reduced headcount in certain business functions, as well as €10,916 thousand relating to a one-time gift of €1,500 to each employee of the Group as a result of the Company’s listing on the NYSE on December 20, 2021 (which was paid in February 2022) and €8,702 thousand relating to a one-time fixed extraordinary bonuses earned by certain of Zegna’s senior management team (excluding the CEO) which will be paid in 2024; (ii) an increase in share-based payments of €16,290 thousand, including €5,380 thousand relating to the grant of performance share units, each representing the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer (“CEO”), other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions, €1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors, and €3,536 thousand for other equity incentives granted to key management (see Note 40 — Shared-based payments to the Consolidated Financial Statements included elsewhere in this report for additional information).
Personnel costs as a percentage of revenues increased from 27.9% for the year ended December 31, 2020 to 28.5% for the year ended December 31, 2021, driven by the 27.4% increase in revenues compared to an increase of 30.1% in personnel costs as described above.

Depreciation, amortization and impairment of assets
Depreciation, amortization and impairment of assets consist of depreciation and amortization expenses related to property, plant and equipment, right-of-use assets and intangible assets with finite useful lives (therefore excluding goodwill and brands). These costs are depreciated or amortized over their useful life. Impairment of assets includes impairments of right-of-use assets, property, plant and equipment and intangible assets.
The following table sets forth a breakdown of depreciation, amortization and impairment of assets for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	2021 vs 2020	%
Depreciation and amortization	(171,882)	(154,195)	(166,205)	(17,687)	(11.5)%	12,010	7.2%
Impairment of assets	(1,639)	(9,172)	(19,725)	7,533	82.1%	10,553	53.5%
Depreciation, amortization and impairment of assets	(173,521)	(163,367)	(185,930)	(10,154)	(6.2)%	22,563	12.1%
Depreciation and amortization as % of Revenues	(11.5%)	(11.9%)	(16.4%)
Impairment of assets as % of Revenues	(0.1%)	(0.7%)	(1.9%)
Depreciation, amortization and impairment of assets as % of Revenues	(11.6%)	(12.6%)	(18.3%)
2022 compared to 2021
Depreciation, amortization and impairment of assets for the year ended December 31, 2022 amounted to €173,521 thousand, an increase of €10,154 thousand or 6.2%, compared to €163,367 thousand for the year ended December 31, 2021.
The increase in depreciation, amortization and impairment of assets was primarily attributable to (i) higher depreciation and amortization of €17,687 thousand and, in particular, higher amortization of right-of-use assets of €13,518 thousand driven by new lease contracts for new store openings, mostly in the Thom Browne segment, and the use of certain assets previously owned by the Group prior to the Disposition (which was completed on November 1, 2021) that are now leased from third parties, higher amortization of intangible assets with a finite useful life of €1,886 thousand driven by investments in an enterprise resource management system and higher depreciation of property, plant and equipment of €2,283 thousand, partially offset by (ii) lower impairment of assets of €7,533 thousand.
Depreciation, amortization and impairment of assets as a percentage of revenues decreased from 12.6% for the year ended December 31, 2021, to 11.6% for the year ended December 31, 2022.
2021 compared to 2020
Depreciation, amortization and impairment of assets for the year ended December 31, 2021 amounted to €163,367 thousand, a decrease of €22,563 thousand or 12.1%, compared to €185,930 thousand for the year ended December 31, 2020.
The decrease in depreciation, amortization and impairment of assets was primarily attributable to (i) lower impairment of assets of €10,553 thousand and, in particular, lower impairment of right-of-use assets of €9,230 thousand mainly due to impairments recognized in 2020 as a result of the effects of the COVID-19 pandemic on the Group’s operations, primarily relating to leased stores in Hong Kong that are part of the Zegna Segment; (ii) a decrease of €8,361 thousand in depreciation of property, plant and equipment and investment property driven by the disposal of certain assets as part of the Disposition, as well as the effects of lower investments in 2020 as a measure to preserve liquidity following the COVID-19 outbreak; and (iii) a decrease of €2,731 thousand in amortization of right-of-use assets related to certain lease agreements renegotiated from fixed to variable payments, as well as to certain stores located in Italy and Japan that were fully impaired in the second half of 2020, partially offset by higher depreciation in the Thom Browne segment as a consequence of new store openings in 2020 and 2021.

Depreciation, amortization and impairment of assets as a percentage of revenues decreased from 18.3% for the year ended December 31, 2020, to 12.6% for the year ended December 31, 2021, driven by the 27.4% increase in revenues compared to an increase of 12.1% in depreciation, amortization and impairment of assets as described above.
Write downs and other provisions
Costs for write downs and other provisions mainly include the bad-debt provision on current receivables, impairment of held for sale assets, and accruals for legal expenses.
The following table sets forth write downs and other provisions for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	2021 vs 2020	%
Write downs and other provisions	(14)	(19,487)	(6,178)	19,473	99.9%	(13,309)	(215.4%)
Write downs and other provisions as % of revenue	—%	(1.5%)	(0.6%)
2022 compared to 2021
Write downs and other provisions for the year ended December 31, 2022 amounted to €14 thousand, a decrease of €19,473 thousand or 99.9%, compared to €19,487 thousand for the year ended December 31, 2021.
In particular, write downs and other provisions in 2021 included (i) a provision of €12,192 thousand as a result of an unfavorable judgment handed down against the Group in respect of a legal claim related to a lease agreement in the United States (of which €950 thousand was released in 2022) and (ii) €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in 2021 accordance with the terms of the related sale agreement.
2021 compared to 2020
Write downs and other provisions for the year ended December 31, 2021 amounted to €19,487 thousand, an increase of €13,309 thousand compared to €6,178 thousand for the year ended December 31, 2020.
The increase in write downs and other provisions was primarily attributable to (i) an unfavorable judgment that was handed down against the Group in respect of a legal claim related to a lease agreement in the US, resulting in the recognition of an additional provision of €12,192 thousand, and (ii) €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group is required to compensate Agnona in accordance with the terms of the related sale agreement, partially offset by a lower loss allowance on trade receivables and lower provisions for legal expenses and restoration obligations for leased stores, which were all impacted in 2020 by the effects of the COVID-19 pandemic on the Group’s operations.
Other operating costs
Other operating costs include indirect taxes, gifts and donations, bank fees, travel expenses, stationary and similar materials, losses and gains on disposals of assets, penalties and other expenses.
The following table sets forth operating costs for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	2021 vs 2020	%
Operating costs	(41,142)	(180,836)	(30,399)	139,694	77.2%	(150,437)	n.m.
Operating costs as % of revenue	(2.8%)	(14.0%)	(3.0%)

2022 compared to 2021
Other operating costs of €41,142 thousand for the year ended December 31, 2022, decreased of €139,694 thousand compared to €180,836 thousand for the year ended December 31, 2021 mainly due to (i) the absence of costs related to the Business Combination sustained in 2021 as described below, partially offset by (ii) higher travel expenses of €6,328 thousand compared to 2021, which was significantly impacted by COVID-19-related restrictions.
2021 compared to 2020
Other operating costs for the year ended December 31, 2021 amounted to €180,836 thousand, an increase of €150,437 thousand compared to €30,399 thousand for the year ended December 31, 2020.
The increase in other operating costs was primarily due to €152,869 thousand related to the Business Combination, including (i) €114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired, and (ii) €37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow, as part of the Business Combination. The release of these shares from escrow is subject to attainment of certain targets within a seven-year period. For additional information related to the Business Combination please refer to “—Trends, Uncertainties and Opportunities—The Business Combination.”
Financial income and financial expenses
Financial income and financial expenses primarily include the effects of fair value changes on put options owned by non-controlling interests in Zegna’s investments in the Thom Browne Group, Gruppo Dondi S.p.A. and Lanificio Ermenegildo Zegna e Figli S.p.A. (the latter for 2021 only as the Group purchased the remaining non-controlling interest in July 2021), and fair value changes in liabilities for warrants and cash-settled share-based payments, as well as income and expenses relating to Zegna’s financial assets and liabilities, including interest, and the costs of hedging.
The following table sets forth financial income for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	2021 vs 2020	%
Financial income	13,320	45,889	34,352	(32,569)	(71.0%)	11,537	33.6%
Financial income as a % of revenues	0.9%	3.6%	3.4%
2022 compared to 2021
Financial income for the year ended December 31, 2022 amounted to €13,320 thousand, a decrease of €32,569 thousand or 71.0%, compared to €45,889 thousand for the year ended December 31, 2021.
The decrease in financial income was primarily attributable to (i) the gain of €20,675 thousand recognized in 2021 following the Group’s purchase of an additional 5% of Thom Browne in June 2021 and the derecognition of a portion of the put option liability on non-controlling interests, (ii) a decrease of €9,691 thousand relating to fixed-income securities held by the Group (a gain of €8,154 thousand in 2022 compared to a gain of €17,845 thousand 2021) driven by the performance of the financial markets.
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
The following table sets forth financial expenses for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	2021 vs 2020	%
Financial expenses	(54,346)	(43,823)	(48,072)	(10,523)	(24.0%)	4,249	8.8%
Financial expenses as % of revenues	(3.6%)	(3.4%)	(4.7%)
2022 compared to 2021
Financial expenses for the year ended December 31, 2022 amounted to €54,346 thousand, an increase of €10,523 thousand or 24.0%, compared to €43,823 thousand for the year ended December 31, 2021.
The increase in financial expenses was primarily attributable to (i) an increase of €9,524 thousand relating to fixed-income securities driven by the performance of the financial markets (a loss of €13,426 thousand in 2022 compared to a loss of €3,902 thousand in 2021) (ii) an increase of €4,657 thousand for costs relating to hedging driven by an increase in charge on hedging operations (mainly Chinese Renmimbi and U.S. Dollar), and (iii) an increase of €1,940 thousand relating to interest on bank loans and overdrafts as a result of higher interest rates, partially offset by (iv) a decrease of €2,966 thousand relating to changes in the fair value of warrants (a loss of €1,171 thousand in 2022 compared to a loss of €4,137 thousand in 2021), and by (v) a decrease of €1,965 thousand relating to changes in the value of the put options owned by the non-controlling interests in the Group’s investments in Thom Browne, Dondi and Lanificio (charges of €11,426 thousand in 2022 compared to €13,391 thousand in 2021).
2021 compared to 2020
Financial expenses for the year ended December 31, 2021 amounted to €43,823 thousand, a decrease of €4,249 thousand or 8.8%, compared to €48,072 thousand for the year ended December 31, 2020.
The decrease in financial expenses was primarily attributable to (i) a decrease of €4,370 relating to fixed-income securities, (ii) a decrease of €2,338 thousand relating to changes in the value of the put options owned by the non-controlling interests in the Group’s investments in Thom Browne, Dondi and Lanificio (charges of €13,391 thousand in 2021 compared to €15,729 thousand in 2020), (iii) a decrease of interest and financial charges for lease liabilities of €1,633 thousand, and (iv) a decrease in interest on bank loans and overdrafts of €920, partially offset by (v) an increase of €4,137 relating to changes in the fair value of warrants, and (vi) an increase of €853 thousand in other financial expenses.
Foreign exchange (losses)/gains
Foreign exchange (losses)/gains include realized losses and gains on exchange differences and on fair value adjustments of derivatives and the effects of exchange rates from the remeasurement of options and warrant liabilities.
The following table sets forth exchange (losses)/gains for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			Change
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	2021 vs 2020	%
Foreign exchange (losses)/gains	(7,869)	(7,791)	13,455	(78)	(1.0%)	(21,246)	(157.9%)
Foreign exchange (losses)/gains as % of revenue	(0.5%)	(0.6%)	1.3%

2022 compared to 2021
Foreign exchange losses for the year ended December 31, 2022 amounted to €7,869 thousand, a decrease of €78 thousand compared to €7,791 thousand for the year ended December 31, 2021.
Foreign exchange losses in 2022 primarily include (i) unrealized losses of €8,399 thousand related to the Thom Browne put option liability and (ii) €2,103 thousand related to warrant liabilities, partially offset by (iii) €1,451 thousand of gains related to securities held by the Group, all driven by the strengthening of the U.S. Dollar compared to the Euro during the period and (iv) a loss €869 thousand related to revaluation of the lease liabilities.
2021 compared to 2020
Foreign exchange losses for the year ended December 31, 2021 amounted to €7,791 thousand compared to exchange gains of €13,455 thousand for the year ended December 31, 2020.
Foreign exchange losses for the year ended December 31, 2020 include gains of €14,171 thousand relating to the Thom Browne, Inc. put option.
Result and impairments of investments accounted for using the equity method
Result and impairments of investments accounted for using the equity method includes Zegna’s share of income and loss, as well as impairments, related to our investments recorded under the equity method of accounting.
The following tables set forth result and impairments of investments accounted for using the equity method for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	2021 vs 2020	%
Result from investments accounted for using the equity method	2,199	2,794	(4,205)	(595)	(21.3%)	6,999	166.4%
Impairments of investments accounted for using the equity method	—	—	(4,532)	—	—%	4,532	100.0%
Result and impairments of investments accounted for using the equity method as % of Revenues	0.1%	0.2%	(0.9%)
2022 compared to 2021
Result from investments accounted for using the equity method for the year ended December 31, 2022 amounted to a profit of €2,199 thousand, a decrease of €595 thousand, compared to €2,794 thousand for the year ended December 31, 2021, and primarily related (i) a decrease of €1,817 thousand related to results of the Group’s investments in TFI (a gain of €76 thousand in 2022 compared to a gain of €1,893 thousand in 2021) and, partially offset by (ii) an increase of €764 thousand related to results of the Group’s investments in Pelletteria Tizeta S.r.l. (a gain of €1,292 thousand in 2022 compared to €528 thousand in 2021) and (iii) an increase of €458 thousand related to results of the Group’s investments in Filati Biagioli Modesto S.p.A. (a gain of €831 thousand in 2022 compared to €373 thousand in 2021).
2021 compared to 2020
Result from investments accounted for using the equity method for the year ended December 31, 2021 amounted to a profit of €2,794 thousand compared to a loss of €4,205 thousand for the year ended December 31, 2020, and primarily related to the Group’s investment in TFI for both periods, as well as to Pelletteria Tizeta S.r.l. and Filati Biagioli Modesto S.p.A. in 2021.

Impairments of investments accounted for using the equity method for the year ended December 31, 2021 amounted to zero compared to €4,532 thousand for the year ended December 31, 2020, which was entirely related to the Group’s investment in Tom Ford.
Income taxes
Income taxes include the current taxes on the results of Zegna’s operations and any changes in deferred income taxes.
The following table sets forth income taxes for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	2021 vs 2020	%
Income taxes	(35,802)	(30,702)	(14,983)	(5,100)	(16.6%)	(15,719)	(104.9%)
Income taxes as % of revenue	(2.4%)	(2.4%)	(1.5%)
2022 compared to 2021
Income taxes for the year ended December 31, 2022 amounted to €35,802 thousand compared to €30,702 thousand for the year ended December 31, 2021.
The increase in income taxes was primarily attributable to an increase in profit before taxes.
The effective tax rate was 35.4% for the year ended December 31, 2022 compared to -31.7% for the year ended December 31, 2021 (the effective tax rate net of the Italian Regional Income Tax (“IRAP”) was 31.9% for the year ended December 31, 2022 compared to -30.6% for the year ended December 31, 2021. For additional information relating to IRAP, which is calculated on a different basis compared to the Italian corporate income tax (“IRES”), see Note 15 — Income taxes to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F).
2021 compared to 2020
Income taxes for the year ended December 31, 2021 amounted to €30,702 thousand compared to €14,983 thousand for the year ended December 31, 2020.
The increase in income taxes was primarily attributable to higher non deductible costs related to the Business Combination and withholding taxes.
The effective tax rate was -31.7% for the year ended December 31, 2021 compared to -47.5% for the year ended December 31, 2020 (the effective tax rate net of IRAP was -30.6% for the year ended December 31, 2021 compared to -43.8% for the year ended December 31, 2020).

Results by Segment
The following tables set forth revenues, Adjusted EBIT and Adjusted EBIT Margin by segment for the years ended December 31, 2022, 2021 and 2020. For additional information relating to Adjusted EBIT and Adjusted EBIT Margin, which are non-IFRS financial measures, refer to “—Liquidity and Capital Resources—Non-IFRS Financial Measures—Adjusted EBIT and Adjusted EBIT Margin.”

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	% at constant currency	2021 vs 2020	%	% at constant currency
Revenues
Zegna Segment	1,176,706	1,035,175	843,318	141,531	13.7%	9.3%	191,857	22.8%	22.8%
Thom Browne Segment	330,891	264,066	179,794	66,825	25.3%	20.6%	84,272	46.9%	46.6%
Eliminations	(14,757)	(6,839)	(8,379)	(7,918)	n.m.	n.m.	1,540	n.m.	n.m.
Total revenues	1,492,840	1,292,402	1,014,733	200,438	15.5%	11.0%	277,669	27.4%	27.3%

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	2021 vs 2020	%
Adjusted EBIT
Zegna Segment	141,513	131,929	(7,243)	9,584	7.3%	139,172	n.m.
Thom Browne Segment	48,077	38,097	28,994	9,980	26.2%	9,103	31.4%
Corporate	(31,861)	(20,911)	(1,738)	(10,950)	52.4%	(19,173)	n.m.
Total	157,729	149,115	20,013	8,614	5.8%	129,102	n.m.
Adjusted EBIT Margin
Zegna Segment	12.0%	12.7%	(0.9%)
Thom Browne Segment	14.5%	14.4%	16.1%

As noted in Note 5 — Segment reporting of the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F, Adjusted EBIT is the key profit measure used by the Chief Operating Decision Maker (“CODM”) (as defined under IFRS 8 — Operating Segments) of the Group to assess performance and allocate resources to the Group’s operating segments, as well as to analyze operating trends, perform analytical comparisons and benchmark performance between periods and among the segments.
As a result of a change in the way the CODM and management view the business, starting with the year ended December 31, 2022, costs for certain central corporate functions that are not directly attributable to individual segments, and which were previously allocated to the Zegna Segment, are presented separately as Corporate. These central corporate costs, which have increased significantly following the Company’s public listing in December 2021, primarily relate to the compensation of the Zegna Board and costs for functions that are managed centrally on behalf of the entire group, including group general counsel, central finance, internal audit, investor relations, insurance coverage for directors and officers, compliance and certain other centralized activities, including those related to being a public company, for which the costs are not allocated to the segments. This presentation reflects the information regularly reviewed by the CODM for the purposes of allocating resources and assessing the performance of the Group, and management believes this presentation more accurately reflects the underlying nature of such costs and the profitability of the individual segments. As a result, the related costs for the years ended December 31, 2021 and 2020 have been reclassified from the Zegna Segment to Corporate to conform to the current period presentation, resulting in an increase in the Zegna Segment Adjusted EBIT compared to the amounts previously reported for the years ended December 31, 2021 and 2020.
The following is a discussion of revenues, Adjusted EBIT and Adjusted EBIT Margin for each segment for the year ended December 31, 2022 as compared to the year ended December 31, 2021 and for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Zegna Segment
The following table sets forth revenues and Adjusted EBIT and Adjusted EBIT Margin of the Zegna Segment for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	2021 vs 2020	%
Revenues	1,176,706	1,035,175	843,318	141,531	13.7%	191,857	22.8%
Adjusted EBIT	141,513	131,929	(7,243)	9,584	7.3%	139,172	n.m.
Adjusted EBIT Margin	12.0%	12.7%	(0.9%)
Revenues
Revenues for the Zegna Segment for the year ended December 31, 2022 amounted to €1,176,706 thousand, an increase of €141,531 thousand (+13.7% or +9.3% at constant currency), compared to €1,035,175 thousand for the year ended December 31, 2021.
The increase in revenues for the Zegna Segment was primarily attributable to:
(i)an increase of €76,631 thousand (+9.0%) in Zegna branded products comprised of:
(a)an increase in the DTC channel (€59,643 thousand, +8.4%), which was composed of:
i.a decrease of €86,509 thousand (-19.8%) in the Greater China Region, which was significantly impacted by COVID-19-related restrictions in 2022 that resulted in the temporary closure of stores and lower customer traffic, primarily from mid-March until the end of May and again in the fourth quarter of the year;
which was more than offset by:
ii.an increase of €146,151 thousand (+52.9%) in in the rest of the world, driven by the continued positive performance of shoes and steady growth in luxury leisurewear, as well as the rebound of our Tailoring and Made to Measure business, particularly in the United States and EMEA, as 2021 was impacted by COVID-19-related restrictions.
(b)an increase in the Wholesale channel (€16,988 thousand, +12.6%) driven by growth in the United States and EMEA, partially offset by lower orders for new collections from travel retail customers in the Greater China Region as a result of COVID-19-related store closures and the related build up of inventory. The effects from the suspension of production for the Russian market and the closure of stores in Russia following the escalation of the conflict in Ukraine (resulting in lower revenues in Russia of €10,450 thousand) were substantially mitigated from the reallocation of products, primarily in the DTC channel in EMEA.
(ii)an increase in Textile (€34,525 thousand, +33.8%), primarily attributable to the positive performance of the Lanificio Ermenegildo Zegna, Bonotto and Dondi brands driven by higher orders for the Fall/Winter 2022 and Spring/Summer 2023 collections compared to previous year’s collections, which were affected by the COVID-19 pandemic, and the impact of Tessitura Ubertino S.r.l., which was acquired in June 2021 and contributed additional revenues of €4,590 thousand in 2022 compared to 2021; and
(iii)an increase in the Third Party Brands (€22,835 thousand, +30.5%), which benefited from higher orders for the TOM FORD brand for the Spring/Summer 2022 and Fall/Winter 2022 collections, as well as higher orders for the Gucci brand. The TFI distribution license agreement ended with the deliveries of the Fall/Winter 2022 collection and the Group expects to commence the TFI License in the second quarter of 2023 (subject to antitrust approvals and other customary closing conditions) for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products. See also “—Trends, Uncertainties and Opportunities—Acquisitions.”
Revenues for the Zegna Segment for the year ended December 31, 2021 amounted to €1,035,175 thousand, an increase of €191,857 thousand (+22.8%), compared to €843,318 thousand for the year ended December 31, 2020.
The increase in revenues for the Zegna Segment was primarily attributable to:
(i)Zegna branded products, driven in large part by growth in the luxury leisurewear and shoes categories and higher volumes in 2021 as 2020 was more severely impacted by temporary store closures related to COVID-19 restrictions. Revenues in the DTC channel increased by €184,890 thousand (+35%), mainly due to robust growth in the United States, EMEA and the Greater China Region, while growth in other APAC markets was lower as they continue to be adversely affected by COVID-19 restrictions. Revenues in the Wholesale channel increased by €25,943 thousand (+23.9%), mainly due to North America and APAC;
(ii)an increase in Textile revenues to €102 million, reflecting double digit percentage growth, including the additional contribution of €5,619 thousand from Tessitura Ubertino which was acquired in June 2021;
partially offset by:
(iii)a decrease in Third-Party Brands, reflecting a post-COVID-19 adjustment phase in the B2B business, as well as a decrease in Agnona and other revenues primarily as a result of the Disposition.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Zegna Segment for the years ended December 31, 2022 and 2021 amounted to €141,513 thousand and €131,929 thousand, respectively (Adjusted EBIT Margin of 12.0% and 12.7%).
The increase in Adjusted EBIT was primarily attributable to:
(i)higher revenues of €141,531 thousand, including the effects of price repositioning and price increases as part of the new Zegna One Brand strategy and other factors as described above (and net of the negative impact in the Greater China Region); and
(ii)purchasing and production efficiencies as a result of higher volumes to support the increase in sales;

partially offset by:
(iii)higher advertising and marketing expenses, in line with the Group’s marketing strategy announced at its Capital Markets Day in May 2022;
(iv)higher costs to reinforce the corporate governance and certain functions within the Zegna Segment as a result of becoming a public company in December 2021;
(v)higher costs due to the new equity-settled share-based payments program granted to senior management (excluding the CEO) and certain other Zegna Segment employees; and
(vi)higher prices for energy and certain raw materials, including the effects of inflation.
Adjusted EBIT for the Zegna Segment for the years ended December 31, 2021 and 2020 amounted to €131,929 thousand and €(7,243) thousand, respectively (Adjusted EBIT Margin of 12.7% and (0.9)%).
The change in Adjusted EBIT was primarily attributable to:
(i)higher revenues of €191,857 thousand driven by higher volumes in 2021, mainly driven by the luxury leisurewear and shoes categories and the other factors mentioned above,

(ii)lower depreciation and amortization mainly due to the effects of lower investments in 2020 as a temporary measure to preserve liquidity following the COVID-19 outbreak, partially offset by:
(iii)an increase in costs related to volumes (the increase in costs was lower in proportion to the increase in revenues), and
(iv)several measures taken in 2020 to reduce costs and not entirely replicated in 2021 such as the renegotiation of rent payable under lease agreements, temporary lay-offs as permitted by local emergency legislation, accessing government support measures, salary and bonus cuts to directors and senior managers, and significant reductions to marketing, travel and other expenses.
Thom Browne Segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin for the Thom Browne Segment for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2020	2022 vs 2021	%	2021 vs 2020	%
Revenues	330,891	264,066	179,794	66,825	25.3%	84,272	46.9%
Adjusted EBIT	48,077	38,097	28,994	9,980	26.2%	9,103	31.4%
Adjusted EBIT Margin	14.5%	14.4%	16.1%
Revenues
Revenues for the Thom Browne Segment for the year ended December 31, 2022 amounted to €330,891 thousand, an increase of €66,825 thousand (+25.3% or +20.6% at constant currency), compared to €264,066 thousand for the year ended December 31, 2021.
The increase in revenues for the Thom Browne Segment was primarily attributable to:
(i)an increase in the Wholesale channel (€59,482 thousand, +47.7%), driven by both our seasonal and our classic collections and strong growth across all lines (menswear, womenswear and childrenswear) and major geographical areas, and
(ii)an increase in the DTC channel (€7,135 thousand, +5.1%), which was composed of:
(a)a decrease of €9,446 thousand (-10.0%) in the Greater China Region, which was impacted by the aforementioned effects of COVID-19-related restrictions, partially offset by the roll out of the TMall platform for e-commerce sales in the region, which commenced in the second half of 2021) and the effect of seven net store openings in the region in 2022 compared to 2021; and
which was more than offset by:
(b)an increase of €16,581 thousand (+37.5%) in in the rest of the world, driven by high double digit growth in the United States, EMEA and Japan, including the effects of four net store openings in 2022 compared to 2021 (two in North America, one in EMEA and one in Japan).
Revenues for the Thom Browne Segment for the year ended December 31, 2021 amounted to €264,066 thousand, an increase of €84,272 thousand (46.9% or 46.6% at constant currency), compared to €179,794 thousand for the year ended December 31, 2020.
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
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Thom Browne Segment for the years ended December 31, 2022 and 2021, amounted to €48,077 thousand and €38,097 thousand, respectively (Adjusted EBIT Margin of 14.5% and 14.4%).
The increase in Adjusted EBIT for the Thom Browne Segment was primarily attributable to:
(i)higher revenues of €66,825 thousand as further described above, including the effects of price increases;
partially offset by:
(ii)costs related to the expansion of the DTC store network (eleven net store openings in 2022 compared to 2021);
(iii)higher advertising and marketing expenses, in line with the Group’s marketing strategy announced at its Capital Markets Day in May 2022;
(iv)higher costs to reinforce the corporate governance and certain functions within the Thom Browne Segment as a result of becoming a public company in December 2021; and
(v)an increase in performance-linked compensation.
Adjusted EBIT for the Thom Browne Segment for the years ended December 31, 2021 and 2020, amounted to €38,097 thousand and €28,994 thousand, respectively (Adjusted EBIT Margin of 14.4% and 16.1%).
The increase in Adjusted EBIT for the Thom Browne Segment was primarily attributable to:
(i)higher revenues of €84,272 thousand compared to 2020 (as described above);
partially offset by:
(ii)an increase in costs driven by higher volumes and the provision for inventory;
(iii)costs related to the DTC store network expansion;
(iv)€8,702 thousand relating to a one-time fixed extraordinary bonuses earned by certain of Zegna’s senior management team (excluding the CEO) which will be paid in 2024; and
(v)investments to improve central administrative functions and processes.
Corporate
Corporate includes costs for certain central corporate functions that are not directly attributable to the Zegna Segment or the Thom Browne Segment. These corporate costs amounted to €31,861 thousand, €20,911 thousand and €1,738 thousand for the years ended December 31, 2022, 2021 and 2020.
Corporate costs increased significantly following the Company’s public listing in December 2021 and primarily relate to the compensation of the Zegna Board of Directors and costs for functions that are managed centrally on behalf of the entire Group, including group general counsel, central finance, internal audit, investor relations, insurance coverage for directors and officers, compliance and certain other centralized activities, including those related to being a public company, for which the costs are not allocated to the segments.

The increase in corporate costs from €20,911 thousand in 2021 to €31,861 thousand in 2022 primarily related to (i) higher costs for insurance coverage of directors and officers, (ii) higher costs to strengthen the Group’s corporate governance and develop certain Group functions, including general counsel, internal audit, investor relations and finance, and (iii) higher compliance costs and listing fees directly related to being a public company. Certain other costs to reinforce the corporate governance and certain functions within the Group are directly attributable to individual segments and were allocated accordingly to the Zegna Segment and Thom Browne Segment, as further described in “—Zegna Segment” and “—Thom Browne Segment” above.

B. Liquidity and Capital Resources
Overview
Zegna’s principal sources of liquidity are cash flows from operations, borrowings available under bank credit lines and other forms of indebtedness, as well as available cash and cash equivalents. Zegna requires liquidity in order to meet its obligations and fund its business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase raw materials, consumables and goods for production, as well as to fund costs for services and other expenses. In addition to its general working capital and operational needs, Zegna uses significant amounts of cash for the following purposes: (i) capital expenditures to support its existing and future commercial network and production facilities, (ii) principal and interest payments under its financial obligations, (iii) acquisitions, and (iv) returns of capital, including share repurchases and other corporate activities. Zegna makes capital investments primarily for the opening of new stores or the renovation of existing stores, as well as for initiatives to enhance and adapt production facilities to new technologies and emerging needs and to upgrade information technology systems. Zegna believes its cash generation together with its available liquidity will be sufficient to meet its obligations and fund its business and capital expenditures for the foreseeable future.
Cash Flows
The following table summarizes the cash flows from or used in operating, investing and financing activities for each of the years ended December 31, 2022, 2021 and 2020. For additional information relating to the Group’s cash flows refer to the consolidated cash flow statement and accompanying notes to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.

	At December 31,			Increase/(Decrease)
(€ thousands)	2022	2021	2020	2022 vs 2021	2021 vs 2020
Net cash flows from operating activities	146,398	281,155	70,906	(134,757)	210,249
Net cash flows (used in)/from investing activities	(57,335)	(82,004)	92,572	24,669	(174,576)
Net cash flows used in financing activities	(296,997)	(64,105)	(49,052)	(232,892)	(15,053)
Effects of exchange rate changes on cash and cash equivalents	2,464	7,454	(7,761)	(4,990)	15,215
Net (decrease)/increase in cash and cash equivalents	(205,470)	142,500	106,665	(347,970)	35,835
Cash and cash equivalents at the beginning of the year	459,791	317,291	210,626	142,500	106,665
Cash and cash equivalents at end of the year	254,321	459,791	317,291	(205,470)	142,500
Net cash flows from operating activities
2022 compared to 2021
Net cash flows from operating activities amounted to €146,398 thousand in 2022 compared to €281,155 thousand in 2021. The change of €134,757 thousand between periods was primarily attributable to the combined effects of:
(i)€77,143 thousand from a negative change in cash flows from other operating assets and liabilities (cash used of €38,216 thousand in 2022 compared to cash generated of €38,927 thousand in 2021). The change in other operating assets and liabilities in 2022 includes payments of: (a) €29,805 thousand relating to net payments of VAT, (b) €10,923 thousand for a special gift to all employees of the Group as a result of the Company’s listing completed on December 20, 2021 (which was reimbursed by Monterubello), and (c) €6,700 thousand to prepay certain expenses;
(ii)€66,802 thousand from a negative change in cash flows used by inventories, trade receivables and trade payables (cash absorbed of €75,224 thousand in 2022 compared to €8,422 thousand in 2021). In 2022, cash flows from inventories, trade receivables and trade payables of €75,224 thousand includes (a) €103,112 thousand relating to an increase in inventories, primarily to support the growth in sales and higher overall activity levels, also reflecting the Group’s decision to maintain higher levels of raw materials in order to mitigate the risk of any supply chain disruptions, as well as higher inventory levels of finished products driven by the new Essentials collections in line with the Zegna’s One Brand strategy, as well as higher levels of finished products held in the Greater China Region as a result of temporary store closures in the fourth quarter of 2022 as a consequence of COVID-19-related restrictions, (b) €15,623 thousand relating to an increase in trade receivables, partially offset by (c) €43,511 thousand relating to an increase in trade payables and customer advances; and
(iii)€23,604 thousand relating to the change in current and non-current provisions for risks and charges, which was primarily due to payments of €27,980 thousand in 2022 to settle claims relating to lease agreements;
partially offset by:
(i)an increase in Adjusted EBITDA of €25,821 thousand, from €303,790 thousand in 2021 to €329,611 thousand in 2022 (see “—Non-IFRS Financial Measures” for important information relating to non-IFRS financial measures); and
(ii)lower taxes paid of €14,042 thousand (€49,258 thousand in 2022 compared to €63,300 thousand in 2021).
2021 compared to 2020
Net cash flows from operating activities increased by €210,249 thousand to €281,155 thousand in 2021 from €70,906 thousand in 2020. The increase was primarily attributable to:
(i)an increase in Adjusted EBIT of €129,102 thousand (see “—Non-IFRS Financial Measures” for important information relating to non-IFRS financial measures);
(ii)€33,875 thousand from a positive change in cash flows from inventories, trade receivables and trade payables, consisting of €69,911 thousand from the change in trade payables and customer advances driven by higher volumes in 2021 compared to 2020, which was impacted by the COVID-19 pandemic, and €11,932 thousand from the change in inventories, partially offset by €47,969 thousand from the change in trade receivables, reflecting an increase in trade receivables driven by higher volumes;
(iii)€41,965 thousand from a positive change in cash flows from other operating assets and liabilities, partially offset by:
(i)higher taxes paid of €26,875 thousand.
Net cash flows used in/from investing activities
2022 compared to 2021
Net cash flows used in investing activities amounted to €57,335 thousand in 2022 compared to €82,004 thousand in 2021. The change of €24,669 thousand between periods was primarily attributable to the combined effects of:
(i)lower payments for investments in property plant and equipment of €30,585 thousand (€49,114 thousand in 2022 compared to €79,699 thousand in 2021, which included €46 million related to the purchase of a building in London and €6 million primarily related to the renovation of a building in 61 W 23rd street in New York, that were subsequently part of the Disposition completed in November 2021);
(ii)lower net payments for non-current financial assets of €5,369 thousand (net proceeds of €2,474 thousand in 2022 compared to net payments of €2,895 thousand in 2021);
(iii)lower cash outflows for business combinations of €3,639 thousand (€585 thousand in 2022 compared to €4,224 thousand in 2021);
partially offset by:
(i)higher investments in intangible assets of €9,558 thousand (€24,185 thousand in 2022 compared to €14,627 thousand in 2021), mainly driven by investments in information technology related to a business transformation project focused on reviewing and evolving order to cash, logistics and distribution, retail operations and point-of-sale processes; and
(ii)lower net proceeds from current financial assets and derivative instruments of €1,888 thousand (net proceeds of €14,075 thousand in 2022 compared to net proceeds of €15,963 thousand in 2021).
2021 compared to 2020
Net cash flows used in investing activities amounted to €82,004 thousand in 2021 compared to net cash flows from investing activities of €92,572 thousand in 2020, representing a change of €174,576 thousand, primarily attributable to:
(i)lower net proceeds of €70,904 thousand from the disposal of current financial assets and derivative instruments (net proceeds of €15,963 thousand in 2021 compared to net proceeds of €86,867 thousand in 2020);
(ii)higher payments for property plant and equipment of €52,069 thousand (€79,699 thousand in 2021, including €45,817 thousand for the purchase of a building in London that was part of the Disposition, compared to €27,630 thousand in 2020); and
(iii)lower proceeds from disposals of non-current financial assets of €44,443 thousand, driven by the receipt of the full repayment in 2020 of a loan granted to Tom Ford for a total of €40,824 thousand.
Net cash flow used in financing activities
2022 compared to 2021
Net cash flows used in financing activities amounted to €296,997 thousand in 2022 compared to €64,105 thousand in 2021. The change of €232,892 thousand between periods was primarily attributable to the combined effects of:
(i)cash proceeds received in 2021 of €138,649 thousand relating to the Business Combination, as further described below;
(ii)higher net repayments of borrowings of €123,079 thousand (€159,719 thousand in 2022 compared to €36,640 thousand in 2021), in line with our funding strategy. For additional information relating to our funding strategy see “—Trends, Uncertainties and Opportunities—Acquisitions—Funding Strategy”;
(iii)higher payments of lease liabilities of €21,022 thousand (€121,633 thousand in 2022 compared to €100,611 thousand in 2021) driven by new lease contracts for new store openings and the use of certain assets previously owned by the Group that are now leased from third parties subsequent to the Disposition (which was completed on November 1, 2021), as well as a payment of €5,013 thousand in the first half of 2022 to early terminate a lease contract related to a DTC store in Japan;
(iv)higher dividends paid to owners of the parent of €21,750 thousand (€21,852 thousand in 2022 compared to €102 thousand in 2021); and
(v)higher dividends paid to non-controlling interests of €3,639 thousand (€4,187 thousand in 2022 compared to €548 thousand in 2021);
partially offset by:
(i)proceeds of €10,923 thousand in 2022 from the reimbursement to Zegna by Monterubello of a special gift to all employees of the Group, as a result of the Company’s listing completed on December 20, 2021;
(ii)the effects of cash outflows in 2021 for (a) payments of €40,253 thousand for the acquisition of an additional 5% of the Thom Browne Group in 2021 based on the first tranche of the put option on non-controlling interests, bringing the Group’s ownership in the Thom Browne Group to 90% and (b) cash distributed as part of the Disposition in 2021 of €26,272 thousand.

2021 compared to 2020
Net cash flows used in financing activities amounted to €64,105 thousand in 2021 compared to €49,052 thousand in 2020. The increase in cash flows used in financing activities was primarily attributable to:
(i)net repayments of borrowings of €36,640 thousand in 2021 compared to net proceeds from borrowings of €44,323 thousand in 2020;
(ii)payments of €40,253 thousand for the acquisition of non-controlling interests in 2021 (€30,653 thousand for the acquisition of an additional 5% interest in Thom Browne and €9,600 thousand for the acquisition of an additional 10% interest in Lanificio);
(iii)the cash distributed as part of the Disposition for €26,272 thousand in 2021; and
(iv)higher payments of lease liabilities of €9,912 thousand reflecting new store openings and lower rent reductions received as a result of COVID-19 pandemic, partially offset by the net cash proceeds from the Business Combination of €138,649 thousand.
The following table shows a breakdown of the net cash proceeds in 2021 from the Business Combination:

(€ thousands)
Proceeds from issuance of ordinary shares upon Business Combination	310,739
Proceeds from issuance of ordinary shares to PIPE Investors	331,385
Purchase of own shares from Monterubello	(455,000)
Payments of transaction costs related to the Business Combination	(48,475)
Net cash proceeds from the Business Combination	138,649
Capital Expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
The following table shows a breakdown of capital expenditure by category for the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,
(€ thousands)	2022	2021	2020
Payments for property, plant and equipment	49,114	79,699	27,630
Payments for intangible assets	24,185	14,627	11,524
Capital expenditure	73,299	94,326	39,154
Capital expenditure was €73,299 thousand, €94,326 thousand and €39,154 thousand, for the years ended December 31, 2022, 2021 and 2020, respectively.
The Group’s main capital expenditure primarily relates to investments to develop our store network (new store openings, store renewals or relocations, maintenance or franchising contributions), which amounted to €43 million, €26 million and €19 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table presents capital expenditure to develop our store network split by segment:

	For the years ended December 31,
(€ millions)	2022	2021	2020
Zegna Segment	35	21	13
Thom Browne Segment	8	5	6
Capital expenditure related to the development of the store network	43	26	19
Investments to develop our store network in the Zegna Segment:
•in 2022 primarily related to store remodeling in line with the Zegna One Brand strategy and several new store openings across all regions, including the stores in Chengdu, Jinan, Fuzhou, and Lanzhou in the Greater China Region, the new Ginza store in Tokyo, Japan, Palm Beach in the United States and Madrid in Spain;
•in 2021 primarily related to new store openings, relocations and renewals, mainly in APAC with two new openings in Shanghai and relocations in Shanghai and Chengdu. In Europe the main investments in the store network related to new openings in Rome and Prague, while in the United States primarily related to the renewal of Boston boutique; and
•in 2020 primarily related to new store openings, relocations and renewals, including the opening of a new flagship store in Paris (George V), the relocation of the Masaryk store in Mexico City, renewal of a store in Houston, United States, as well as Shenyang and Hangzhou in the Greater China Region.
Investments to develop our store network in the Thom Browne Segment:
•in 2022 were mainly in APAC, with new openings in Shanghai, Beijing, Guangzhou, Tianjin, Nanjing, Chengdu, Chongqing and Zhengzhou;
•in 2021 primarily related to retail expansion, mainly in APAC and Europe, with new openings in the Greater China Region (Shanghai, Shenzhen, Xiamen, Ningbo, Qingdao, Changsha and Tianjin), in the UK (Harrods stores in London) and in Italy (Sant’Andrea store in Milan); and
•in 2020 primarily related to new openings in the Greater China Region (Beijing, Hangzhou, Shenzhen and Xiamen), Costa Mesa and Toronto in North America and London - Albemarle in the UK.

Capital expenditure in 2021 also included €52 million of which (i) €46 million related to the purchase of a building in London and (ii) €6 million primarily related to the renovation of a building in 61 W 23rd street in New York, that were subsequently part of the Disposition completed in November 2021.
Other relevant investments for the periods presented mainly related to (i) the production area for both apparel and textile for €8 million, €4 million and €5 million for the years ended December 31, 2022, 2021 and 2020, respectively, (ii) the information technology area for €16 million, €7 million, €8 million for the years ended December 31, 2022, 2021 and 2020, respectively. The most relevant investments in information technology were related to a business transformation project focused on reviewing and evolving order to cash, logistics and distribution, retail operations and point-of-sale processes and amounted to €15 million, of which €7 million, €3 million and €2 million for the years ended December 31, 2022, 2021 and 2020, respectively. This business transformation is still in progress at the date of this annual report on Form 20-F and additional investments will be required in future periods.
Contractual Obligations
For information on our significant contractual commitments at December 31, 2022 and 2021, see Note 30 — Borrowings and Note 38 — Qualitative and quantitative information on financial risks to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.

Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), derivative financial instrument liabilities, loans and certain other financial liabilities (recorded within other non-current financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instrument assets, securities and financial receivables (recorded within other current financial assets in the consolidated statement of financial position). Net Financial Indebtedness/(Cash Surplus) is a non-IFRS financial measure. See “—Non-IFRS Financial Measures” for important information relating to non-IFRS financial measures.
Zegna’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.
The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at December 31, 2022 and 2021:

	At December 31,
(€ thousands)	2022	2021
Non-current borrowings	184,880	471,646
Current borrowings	286,175	157,292
Derivative financial instruments — Liabilities	2,362	14,138
Other non-current financial liabilities(1)	—	7,976
Total borrowings, other financial liabilities and derivatives	473,417	651,052
Cash and cash equivalents	(254,321)	(459,791)
Derivative financial instruments — Assets	(22,454)	(1,786)
Other current financial assets(2)	(318,795)	(334,244)
Total cash and cash equivalents, other current financial assets and derivatives	(595,570)	(795,821)
Net Financial Indebtedness/(Cash Surplus)	(122,153)	(144,769)
__________________
(1)Primarily relates to loans from a related party that were outstanding at December 31, 2021 and fully repaid in the first half of 2022.
(2)Includes (i) the Group’s investments in securities amounting to €316,595 thousand and €334,244 thousand at December 31, 2022 and 2021, respectively, and (ii) at December 31, 2022 only a financial receivable from an associated company of €2,200 thousand.

Net Financial Indebtedness/(Cash Surplus) amounted to €(122,153) thousand at December 31, 2022 compared to Net Financial Indebtedness/(Cash Surplus) of €(144,769) thousand at December 31, 2021, reflecting a change of €22,616 thousand that was mainly due to the combined effects of (i) a decrease in cash and cash equivalents of €205,470 thousand and (ii) a decrease in borrowings (current and non-current) driven by net repayments of €159,719 thousand, in line with our funding strategy. For additional information relating to our funding strategy see “—Trends, Uncertainties and Opportunities—Acquisitions—Funding Strategy.” For additional information relating to the change in cash and cash equivalents see “—Cash Flows.”
The main components of Net Financial Indebtedness/(Cash Surplus) are further explained below.
Borrowings
Zegna enters into and manages debt facilities centrally in order to satisfy the short and medium-term needs of each of its subsidiaries based on criteria of efficiency and cost-effectiveness. Zegna has historically entered into and maintained with a diversified pool of lenders a total amount of committed credit lines that is considered consistent with its needs and suitable to ensure at any time the liquidity needed to satisfy and comply with all of its financial commitments, as well as guaranteeing an adequate level of operational flexibility for any expansion programs. With the aim of reducing the cost of financing while continuing to ensure the Group has adequate access to liquidity to meet its financial commitments and guarantee flexibility for its operations and any expansion programs, starting in 2022 the Group has replaced a portion of its 2022 and 2023 debt maturities with new bilateral committed revolving credit facilities that may be drawn down by the Group at any time during the relevant term. As a result, the Group has reduced and will continue to reduce its borrowings, primarily through the use of cash and the disposal of certain financial investments held by the Group.

The key interest rate terms of Zegna’s borrowings and the amount outstanding at December 31, 2022 are shown in the tables below, in thousands of Euros, unless otherwise indicated.

(€ thousands)	Interest rates (bps)	Amount	2023	2024	2025	2026	2027
Fixed	0.00% - 0.90%(1)	135,640	85,447	4,150	33,975	3,994	8,074
Variable	0.60% - 1.48%(1)	335,415	200,728	133,267	1,420	—	—
Total		471,055	286,175	137,417	35,395	3,994	8,074
__________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

In 2022, the Group entered into a number of bilateral financing agreements in the form of committed revolving lines for a total amount of €240 million and for a period of 7 years. The interest rates and commitment fees on the majority of the lines are subject to adjustment based on the Group’s performance in relation to the following two important ESG targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026; and (ii) 100% of the electricity is from renewable sources in Europe and the United States by 2024. The lines were undrawn at December 31, 2022.
For additional information see Note 30 — Borrowings to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.
Debt covenants
Certain of Zegna’s borrowings and revolving lines are subject to financial covenants requiring Zegna to maintain a ratio of Net Financial Indebtedness to Adjusted EBITDA equal or lower than 3.0 (calculated on an annual basis based on definitions specified in the related agreements, which may differ from the similarly named non-IFRS financial measures included elsewhere in this report), as well as negative pledges, pari passu, cross-default and change of control clauses. Failure to comply with these covenants may require Zegna to fully repay on demand the outstanding amounts. At December 31, 2022 (the last covenant date), Zegna had a positive Net Financial Indebtedness/(Cash Surplus) position and was therefore in compliance with the covenants.
Derivative financial instruments
Zegna enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. Zegna only enters into these contracts for hedging purposes as Zegna’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 — Financial Instruments (“IFRS 9”) are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by Zegna are over the counter (“OTC”) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement). Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.

The following table sets forth Zegna’s outstanding hedges at December 31, 2022 and 2021.

	At December 31, 2022			At December 31, 2021
(€ thousands)	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Forward contracts	481,110	13,075	(2,362)	550,734	1,786	(11,726)
Deal-Contingent Option	—	—	—	109,244	—	—
Interest rate risk
Interest rate swaps	320,000	9,379	—	323,816	—	(2,412)
Total derivatives – Hedging	801,110	22,454	(2,362)	983,794	1,786	(14,138)
Total derivatives instruments - Asset/(Liabilities)	801,110	22,454	(2,362)	983,794	1,786	(14,138)
For additional information see Note 24 — Derivative financial instruments to the Consolidated Financial Statements, included elsewhere in this annual report on Form 20-F.
Other non-current financial liabilities
Other non-current financial liabilities of €7,976 thousand included within Net Financial Indebtedness/(Cash Surplus) at December 31, 2021 primarily related to loans from a related party that were fully repaid by the Group in the first half of 2022.
Cash and cash equivalents
The table below sets forth the breakdown of Zegna’s cash and cash equivalents at December 31, 2022 and 2021.

	At December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Cash on hand	2,322	1,651	671	40.6%
Bank balances	251,999	458,140	(206,141)	(45.0%)
Cash and cash equivalents	254,321	459,791	(205,470)	(44.7%)
In line with our funding strategy, we used cash to repay bank borrowings in 2022. For additional information relating to our funding strategy see “—Trends, Uncertainties and Opportunities—Acquisitions—Funding Strategy.” For additional information relating to the change in cash and cash equivalents see “—Cash Flows.”
Zegna may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. Zegna does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2022 amounted to €24,257 thousand (€60,381 thousand at December 31, 2021). Certain restrictions over cash also exist in Argentina; however, such restrictions do not significantly impact Zegna as cash held in Argentina amounted to €233 thousand at December 31, 2022 (€244 thousand at December 31, 2021).

Other current financial assets (securities and financial receivables)
The table below sets forth the breakdown of Zegna’s securities and financial receivables, which are recorded within other current financial assets, at December 31, 2022 and 2021.

	At December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2022	2021	2022 vs 2021	%
Fair value through profit and loss
Insurance contracts	114,975	113,919	1,056	0.9%
Fixed income	64,017	68,947	(4,930)	(7.2%)
Hedge funds	46,761	41,483	5,278	12.7%
Private equity	18,311	15,925	2,386	15.0%
Equity	14,592	25,408	(10,816)	(42.6%)
Private debt	13,644	7,945	5,699	71.7%
Real estate funds	12,129	32,898	(20,769)	(63.1%)
Commodities	2,727	—	2,727	—%
Money market funds	2,587	2,007	580	28.9%
Total fair value through profit and loss	289,743	308,532	(18,789)	(6.1%)
Fair value through other comprehensive income/(loss)
Floating income	17,742	20,687	(2,945)	(14.2%)
Fixed income	9,110	5,025	4,085	81.3%
Total fair value through other comprehensive income/(loss)	26,852	25,712	1,140	4.4%
Securities (recorded within other current financial assets)	316,595	334,244	(17,649)	(5.3%)
Financial receivables(1) (recorded within other current financial assets)	2,224	—	2,224	—%
Total securities and financial receivables (recorded within other current financial assets)	318,819	334,244	(15,425)	(4.6%)
____________________
(1)Financial receivables of €2,224 thousand at December 31, 2022, relate to a loan granted to an associate company in the first half of 2022, which is due in May 2023.

Off-Balance Sheet Arrangements
Zegna has provided a financial guarantee to Tom Ford International LLC (an associate of     Zegna) in relation to its payment obligations under a bank loan for an amount of $7,500 thousand issued to TFI in 2020 and subsequently reduced to $6,875 thousand in 2022, which matures in March 2025. The guarantee was still effective as of the date of this annual report and no amounts have been claimed under the guarantee.
Recent Developments
See Note 43 — Subsequent events to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.
C. Research and Development, Patents and Licenses
Please refer to “Item 4.B—Business Overview—Research and Development.”
D. Trend Information
Please refer to “Item 5.A—Operating Results—Trends, Uncertainties and Opportunities.”
E. Critical Accounting Estimates
Please refer to Note 3 — Summary of significant accounting policies—Use of estimates to the Consolidated Financial Statements included elsewhere in this document for information relating to the critical accounting estimates applicable to Zegna.

Non-IFRS Financial Measures
Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), Adjusted Profit/(Loss), Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital and revenues on a constant currency basis. Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of Zegna with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. An explanation of the relevance of each of the non-IFRS financial measures, a reconciliation of the non-IFRS financial measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations are set out below.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses/(gains) and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, legal costs for trademark disputes, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, costs related to the Business Combination, net impairment of leased and owned stores, a special donation to the UNHCR, net (income)/costs related to lease agreements and certain other items.
Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.
Zegna’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding Zegna’s underlying operating performance. Zegna’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of Zegna’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. Zegna’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

The following table presents a reconciliation of Profit/(Loss) to Adjusted EBIT and the calculation of the Adjusted EBIT Margin for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
(€ thousands, except percentages)	2022	2021	2020
Profit/(Loss)	65,279	(127,661)	(46,540)
Income taxes	35,802	30,702	14,983
Financial income	(13,320)	(45,889)	(34,352)
Financial expenses	54,346	43,823	48,072
Foreign exchange losses/(gains)	7,869	7,791	(13,455)
Result from investments accounted for using the equity method	(2,199)	(2,794)	4,205
Impairments of investments accounted for using the equity method	—	—	4,532
Legal costs for trademark disputes (1)	7,532	—	—
Transaction costs related to acquisitions (2)	2,289	—	—
Severance indemnities and provisions for severance expenses (3)	2,199	8,996	12,308
Costs related to the Business Combination (4)	2,137	205,059	—
Net impairment of leased and owned stores (5)	1,639	8,692	19,725
Special donation to the UNHCR (6)	1,000	—	—
Net (income)/costs related to lease agreements (7)	(6,844)	15,512	3,000
Other (8)	—	4,884	7,535
Adjusted EBIT	157,729	149,115	20,013

Revenues	1,492,840	1,292,402	1,014,733
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	10.6%	11.5%	2.0%
__________________
(1)Relates to legal costs of €7,532 thousand incurred in 2022 by the Thom Browne Segment in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. For additional information see “Item 8.A—Consolidated Statements and Other Financial Information—Legal Proceedings.” This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss.
(2)Relates to transaction costs of €2,289 thousand incurred in 2022 in connection with acquisitions, primarily for consultancy and legal fees related to the TFI Acquisition. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(3)Relates to severance indemnities incurred by the Zegna Segment of €2,199 thousand, €8,996 thousand and €12,308 thousand in 2022, 2021 and 2020, respectively, recorded within the line item “personnel costs” in the consolidated statement of profit and loss.
(4)Costs related to the Business Combination of €2,137 thousand in 2022 relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and relates to the Zegna Segment for €1,101 thousand, to the Thom Browne Segment for €98 thousand and to Corporate for €938 thousand. For additional information please refer to Note 40 — Shared-based payments of the Consolidated Financial Statements.
Costs related to the Business Combination in 2021 include:
(a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(b)€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(c)€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees. This amount is recorded within the line item

“purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(d)€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Zegna Group as result of the Company’s listing on NYSE completed on December 20, 2021. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €10,120 thousand and to the Thom Browne Segment for €796 thousand.
(e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €2,908 thousand, to the Thom Browne Segment for €239 thousand and to Corporate for €2,233 thousand. For additional information please refer to Note 40 — Shared-based payments of the Consolidated Financial Statements.
(f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(5)Net impairment of leased and owned stores includes (i) impairment of €2,369 thousand, €6,486 thousand and €15,716 thousand related to right-of-use assets, (ii) reversals of impairment of €756 thousand and impairment of €2,167 thousand and €4,011 thousand related to property plant and equipment and (iii) impairment of €26 thousand, and €39 thousand and reversals of impairment of €2 thousand related to intangible assets, for 2022, 2021 and 2020, respectively. Net impairment in 2020 includes the effects of the COVID-19 pandemic on the Group’s operations. Impairment and reversals of impairment of leased and owned stores are recorded within the line item “depreciation, amortization and impairment of assets” in the consolidated statement of profit and loss and relate entirely to the Zegna Segment for the periods presented, with the exception of impairment of €820 thousand relating to the Thom Browne Segment in 2022.
(6)Relates to a donation of €1,000 thousand in 2022 to the United Nations High Commissioner for Refugees (“UNHCR”) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(7)Net (income)/costs related to lease agreements relate entirely to the Zegna Segment and include:
(a)in 2022: (i) proceeds of €6,500 thousand received from new tenants in order for Zegna to withdraw from existing lease agreements of commercial properties (recorded within the line item “other income” in the consolidated statement of profit and loss) and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the US (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by (ii) €606 thousand for losses related to a sublease agreement in the US (recorded within “other operating costs” in the consolidated statement of profit and loss);
(b)in 2021: (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss);
(c)in 2020: €3,000 thousand for legal expenses relating to a lease agreement in the UK (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).
(8)Other adjustments in 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, both of which relate to Corporate (both amounts are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income generated by the Zegna Segment of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss).

Other adjustments in 2020 include (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic, of which €3,175 thousand relates to Corporate and €1,307 thousand relates to the Zegna Segment (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss) and (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand relates to Corporate and is recorded within the line item “write downs and other provisions” and €2,065 thousand relates to the write down of inventories in the Zegna Segment and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.

Adjusted EBITDA
Adjusted EBITDA is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses/(gains), depreciation, amortization and impairment of assets and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, legal costs for trademark disputes, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, costs related to the Business Combination, a special donation to the UNHCR, net (income)/costs related to lease agreements and certain other items.
Zegna’s management uses Adjusted EBITDA to understand and evaluate Zegna’s underlying operating performance. Zegna’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods. Zegna’s management also believes that Adjusted EBITDA is useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBITDA provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.
The following table presents a reconciliation of Profit/(Loss) to Adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
(€ thousands)	2022	2021	2020
Profit/(Loss)	65,279	(127,661)	(46,540)
Income taxes	35,802	30,702	14,983
Financial income	(13,320)	(45,889)	(34,352)
Financial expenses	54,346	43,823	48,072
Foreign exchange losses/(gains)	7,869	7,791	(13,455)
Depreciation, amortization and impairment of assets	173,521	163,367	185,930
Result from investments accounted for using the equity method	(2,199)	(2,794)	4,205
Impairments of investments accounted for using the equity method	—	—	4,532
Legal costs for trademark disputes (1)	7,532	—	—
Transaction costs related to acquisitions (2)	2,289	—	—
Severance indemnities and provisions for severance expenses (3)	2,199	8,996	12,308
Costs related to the Business Combination (4)	2,137	205,059	—
Special donation to the UNHCR (5)	1,000	—	—
Net (income)/costs related to lease agreements (6)	(6,844)	15,512	3,000
Other (7)	—	4,884	7,535
Adjusted EBITDA	329,611	303,790	186,218
__________________
(1)Relates to legal costs of €7,532 thousand incurred in 2022 by the Thom Browne Segment in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. For additional information see “Item 8—Financial Information—Legal Proceedings”. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss.

(2)Relates to transaction costs of €2,289 thousand incurred in 2022 in connection with acquisitions, primarily for consultancy and legal fees related to the TFI Acquisition. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(3)Relates to severance indemnities incurred by the Zegna Segment of €2,199 thousand, €8,996 thousand and €12,308 thousand in 2022, 2021 and 2020, respectively, recorded within the line item “personnel costs” in the consolidated statement of profit and loss.
(4)Costs related to the Business Combination of €2,137 thousand in 2022 relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and relates to the Zegna Segment for €1,101 thousand, to the Thom Browne Segment for €98 thousand and to Corporate for €938 thousand. For additional information please refer to Note 40 — Shared-based payments of the Consolidated Financial Statements.
Costs related to the Business Combination in 2021 include:
(a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(b)€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(c)€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(d)€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Zegna Group as result of the Company’s listing on NYSE completed on December 20, 2021. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €10,120 thousand and to the Thom Browne Segment for €796 thousand.
(e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €2,908 thousand, to the Thom Browne Segment for €239 thousand and to Corporate for €2,233 thousand. For additional information please refer to Note 40 — Shared-based payments of the Consolidated Financial Statements.
(f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(5)Relates to a donation of €1,000 thousand in 2022 to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(6)Net (income)/costs related to lease agreements relate entirely to the Zegna Segment and include:
(a)in 2022: (i) proceeds of €6,500 thousand received from new tenants in order for Zegna to withdraw from existing lease agreements of commercial properties (recorded within the line item “other income” in the consolidated statement of profit and loss) and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the US (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by (ii) €606 thousand for losses related to a sublease agreement in the US (recorded within “other operating costs” in the consolidated statement of profit and loss);
(b)in 2021: (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss);
(c)in 2020: €3,000 thousand for legal expenses relating to a lease agreement in the UK (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).
(7)Other adjustments in 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, both of which relate to Corporate (both amounts are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income generated by the Zegna Segment of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss).
Other adjustments in 2020 include (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic, of which €3,175 thousand relates to Corporate and €1,307 thousand relates to the Zegna Segment (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss) and (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand relates to Corporate and is recorded within the line item “write downs and other provisions” and €2,065 thousand relates to the write down of inventories in the Zegna Segment and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.

Adjusted Profit/(Loss)
Adjusted Profit/(Loss) is defined as Profit/(Loss) adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, legal costs for trademark disputes, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, costs related to the Business Combination, net impairment of leased and owned stores, a special donation to the UNHCR, net (income)/costs related to lease agreements, gains on the Thom Browne option realized in connection with the exercise of the option and certain other items, as well as the tax effects of the adjusting items (calculated based on the applicable tax rates of the jurisdictions to which the adjustments relate).
Zegna’s management uses Adjusted Profit/(Loss) to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying performance and allows management to view performance trends, perform analytical comparisons and benchmark performance between periods. Zegna’s management also believes that Adjusted Profit/(Loss) is useful for investors and analysts to better understand how management assesses Zegna’s underlying performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted Profit/(Loss) provides useful information to third party stakeholders in understanding and evaluating Zegna’s results.

The following table presents a reconciliation of Profit/(Loss) to Adjusted Profit/(Loss) for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
(€ thousands)	2022	2021	2020
Profit/(Loss)	65,279	(127,661)	(46,540)
Legal costs for trademark disputes (1)	7,532	—	—
Transaction costs related to acquisitions (2)	2,289	—	—
Severance indemnities and provisions for severance expenses (3)	2,199	8,996	12,308
Costs related to the Business Combination (4)	2,137	205,332	—
Net impairment of leased and owned stores (5)	1,639	8,692	19,725
Special donation to the UNHCR (6)	1,000	—	—
Net (income)/costs related to lease agreements (7)	(6,844)	15,512	3,000
Gain on Thom Browne option (8)	—	(20,675)	—
Impairment of investments accounted for using the equity method (9)	—	—	4,532
Other (10)	—	4,884	7,535
Tax effects on adjusting items (11)	(1,602)	(19,758)	(5,312)
Adjusted Profit/(Loss)	73,629	75,322	(4,752)
__________________
(1)Relates to legal costs of €7,532 thousand incurred in 2022 by the Thom Browne Segment in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. For additional information see “Item 8.A—Consolidated Statements and Other Financial Information—Legal Proceedings.” This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss.
(2)Relates to transaction costs of €2,289 thousand incurred in 2022 in connection with acquisitions, primarily for consultancy and legal fees related to the TFI Acquisition. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(3)Relates to severance indemnities incurred by the Zegna Segment of €2,199 thousand, €8,996 thousand and €12,308 thousand in 2022, 2021 and 2020, respectively, recorded within the line item “personnel costs” in the consolidated statement of profit and loss.
(4)Costs related to the Business Combination of €2,137 thousand in 2022 relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and relates to the Zegna Segment for €1,101 thousand, to the Thom Browne Segment for €98 thousand and to Corporate for €938 thousand. For additional information please refer to Note 40 — Shared-based payments of the Consolidated Financial Statements.
Costs related to the Business Combination in 2021 include:
(a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(b)€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(c)€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(d)€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Zegna Group as result of the Company’s listing on NYSE completed on December 20, 2021. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €10,120 thousand and to the Thom Browne Segment for €796 thousand.
(e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna

Segment for €2,908 thousand, to the Thom Browne Segment for €239 thousand and to Corporate for €2,233 thousand. For additional information please refer to Note 40 — Shared-based payments of the Consolidated Financial Statements.
(f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(h)€273 thousand related to the deal contingent option entered in November 2021. The amount was recorded within the line item “foreign exchange gains/(losses)” in the consolidated statement of profit and loss.
(5)Net impairment of leased and owned stores includes (i) impairment of €2,369 thousand, €6,486 thousand and €15,716 thousand related to right-of-use assets, (ii) reversals of impairment of €756 thousand and impairment of €2,167 thousand and €4,011 thousand related to property plant and equipment and (iii) impairment of €26 thousand, and €39 thousand and reversals of impairment of €2 thousand related to intangible assets, for 2022, 2021 and 2020, respectively. Net impairment in 2020 includes the effects of the COVID-19 pandemic on the Group’s operations. Impairment and reversals of impairment of leased and owned stores are recorded within the line item “depreciation, amortization and impairment of assets” in the consolidated statement of profit and loss and relate entirely to the Zegna Segment for the periods presented, with the exception of impairment of €820 thousand relating to the Thom Browne Segment in 2022.
(6)Relates to a donation of €1,000 thousand in 2022 to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(7)Net (income)/costs related to lease agreements relate entirely to the Zegna Segment and include:
(a)in 2022: (i) proceeds of €6,500 thousand received from new tenants in order for Zegna to withdraw from existing lease agreements of commercial properties (recorded within the line item “other income” in the consolidated statement of profit and loss) and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the US (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by (ii) €606 thousand for losses related to a sublease agreement in the US (recorded within “other operating costs” in the consolidated statement of profit and loss);
(b)in 2021: (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss);
(c)in 2020: €3,000 thousand for legal expenses relating to a lease agreement in the UK (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).
(8)Relates to a gain of €20,675 thousand recognized by the Thom Browne Segment following the exercise of a written option on non-controlling interests and the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. This amount is recorded within the line item “financial income” in the consolidated statement of profit and loss.
(9)Relates to an impairment of €4,532 thousand in the Group’s investment in TFI, which was recognized following a reported net loss by TFI that management considered as an indication of impairment.
(10)Other adjustments in 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, both of which relate to Corporate (both amounts are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income generated by the Zegna Segment of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss).
Other adjustments in 2020 include (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic, of which €3,175 thousand relates to Corporate and €1,307 thousand relates to the Zegna Segment (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss) and (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand relates to Corporate and is recorded within the line item “write downs and other provisions” and

€2,065 thousand relates to the write down of inventories in the Zegna Segment and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.
(11)Includes the tax effects of the aforementioned adjustments.

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are defined as basic earnings per share and diluted earnings per share adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, legal costs for trademark disputes, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, costs related to the Business Combination, net impairments of leased and owned stores, a special donation to the UNHCR, net (income)/costs related to lease agreements, gains on the Thom Browne option realized in connection with the exercise of the option and certain other items, as well as the tax effects of the adjusting items (calculated based on the applicable tax rates of the jurisdictions to which the adjustments relate) and excluding the impact of non-controlling interests on the adjusting items.
Zegna’s management uses Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS financial measure is useful because it excludes items that it does not believe are indicative of its underlying performance and allows it to view operating trends, perform analytical comparisons and benchmark performance between periods. Accordingly, management believes that Adjusted Basic and Diluted Earnings per Share provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.
The following table presents a reconciliation of Profit/(Loss) to Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
(€ thousands, except per share data)	2022	2021	2020
Profit/(Loss)	65,279	(127,661)	(46,540)
Legal costs for trademark disputes (1)	7,532	—	—
Transaction costs related to acquisitions (2)	2,289	—	—
Severance indemnities and provisions for severance expenses (3)	2,199	8,996	12,308
Costs related to the Business Combination (4)	2,137	205,332	—
Net impairment of leased and owned stores (5)	1,639	8,692	19,725
Special donation to the UNHCR (6)	1,000	—	—
Net (income)/costs related to lease agreements (7)	(6,844)	15,512	3,000
Gain on Thom Browne option (8)	—	(20,675)	—
Impairment of investments accounted for using the equity method (9)	—	—	4,532
Other (10)	—	4,884	7,535
Tax effects on adjusting items (11)	(1,602)	(19,758)	(5,312)
Adjusted Profit/(Loss)	73,629	75,322	(4,752)
Impact of non-controlling interests (12)	14,460	8,669	4,063
Adjusted Profit/(Loss) attributable to shareholders of the Parent Company	59,169	66,653	(8,815)
Weighted average number of shares for basic earnings per share	237,545,736	203,499,933	201,489,100
Adjusted Basic Earnings per Share	0.25	0.33	(0.04)
Weighted average number of shares for diluted earnings per share	240,647,513	204,917,880	201,489,100
Adjusted Diluted Earnings per Share	0.25	0.33	(0.04)
__________________
(1)Relates to legal costs of €7,532 thousand incurred in 2022 by the Thom Browne Segment in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. For additional information see “Item 8.A—Consolidated Statements and Other Financial Information—Legal Proceedings.” This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss.
(2)Relates to transaction costs of €2,289 thousand incurred in 2022 in connection with acquisitions, primarily for consultancy and legal fees related to the TFI Acquisition. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.

(3)Relates to severance indemnities incurred by the Zegna Segment of €2,199 thousand, €8,996 thousand and €12,308 thousand in 2022, 2021 and 2020, respectively, recorded within the line item “personnel costs” in the consolidated statement of profit and loss.
(4)Costs related to the Business Combination of €2,137 thousand in 2022 relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and relates to the Zegna Segment for €1,101 thousand, to the Thom Browne Segment for €98 thousand and to Corporate for €938 thousand. For additional information please refer to Note 40 — Shared-based payments of the Consolidated Financial Statements.
Costs related to the Business Combination in 2021 include:
(a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(b)€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(c)€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(d)€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Zegna Group as result of the Company’s listing on NYSE completed on December 20, 2021. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €10,120 thousand and to the Thom Browne Segment for €796 thousand.
(e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to the Zegna Segment for €2,908 thousand, to the Thom Browne Segment for €239 thousand and to Corporate for €2,233 thousand. For additional information please refer to Note 40 — Shared-based payments of the Consolidated Financial Statements.
(f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and is related to Corporate.
(h)€273 thousand related to the deal contingent option entered in November 2021. The amount was recorded within the line item “foreign exchange gains/(losses)” in the consolidated statement of profit and loss.
(5)Net impairment of leased and owned stores includes (i) impairment of €2,369 thousand, €6,486 thousand and €15,716 thousand related to right-of-use assets, (ii) reversals of impairment of €756 thousand and impairment of €2,167 thousand and €4,011 thousand related to property plant and equipment and (iii) impairment of €26 thousand, and €39 thousand and reversals of impairment of €2 thousand related to intangible assets, for 2022, 2021 and 2020, respectively. Net impairment in 2020 includes the effects of the COVID-19 pandemic on the Group’s operations. Impairment and reversals of impairment of leased and owned stores are recorded within the line item “depreciation, amortization and impairment of assets” in the consolidated statement of profit and loss and relate entirely to the Zegna Segment for the periods presented, with the exception of impairment of €820 thousand relating to the Thom Browne Segment in 2022.
(6)Relates to a donation of €1,000 thousand in 2022 to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(7)Net (income)/costs related to lease agreements relate entirely to the Zegna Segment and include:
(a)in 2022: (i) proceeds of €6,500 thousand received from new tenants in order for Zegna to withdraw from existing lease agreements of commercial properties (recorded within the line item “other income” in the consolidated statement of profit and loss) and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the US (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by (ii) €606 thousand for losses related to a sublease agreement in the US (recorded within “other operating costs” in the consolidated statement of profit and loss);
(b)in 2021: (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss);
(c)in 2020: €3,000 thousand for legal expenses relating to a lease agreement in the UK (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).
(8)Relates to a gain of €20,675 thousand recognized by the Thom Browne Segment following the exercise of a written option on non-controlling interests and the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. This amount is recorded within the line item “financial income” in the consolidated statement of profit and loss.
(9)Relates to an impairment of €4,532 thousand in the Group’s investment in TFI, which was recognized following a reported net loss by TFI that management considered as an indication of impairment.
(10)Other adjustments in 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, both of which relate to Corporate (both amounts are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income generated by the Zegna Segment of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss).
Other adjustments in 2020 include (i) donations of €4,482 thousand to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic, of which €3,175 thousand relates to Corporate and €1,307 thousand relates to the Zegna Segment (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss) and (ii) impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand relates to Corporate and is recorded within the line item “write downs and other provisions” and €2,065 thousand relates to the write down of inventories in the Zegna Segment and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.
(11)Includes the tax effects of the aforementioned adjustments.
(12)Represents the Profit/(Loss) for the year attributable to non-controlling interests plus the impact of non-controlling interests on the adjusting items.

Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), derivative financial instrument liabilities, loans and certain other financial liabilities (recorded within other non-current financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instrument assets, securities and financial receivables (recorded within other current financial assets in the consolidated statement of financial position).
Zegna’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at December 31, 2022 and 2021.

	At December 31,
(€ thousands)	2022	2021
Non-current borrowings	184,880	471,646
Current borrowings	286,175	157,292
Derivative financial instruments — Liabilities	2,362	14,138
Other non-current financial liabilities(1)	—	7,976
Total borrowings, other financial liabilities and derivatives	473,417	651,052
Cash and cash equivalents	(254,321)	(459,791)
Derivative financial instruments — Assets	(22,454)	(1,786)
Other current financial assets(2)	(318,795)	(334,244)
Total cash and cash equivalents, other current financial assets and derivatives	(595,570)	(795,821)
Net Financial Indebtedness/(Cash Surplus)	(122,153)	(144,769)
__________________
(1)Primarily relates to loans from a related party that were outstanding at December 31, 2021 and fully repaid in the first half of 2022.
(2)Includes (i) the Group’s investments in securities amounting to €316,595 thousand and €334,244 thousand at December 31, 2022 and 2021, respectively, and (ii) at December 31, 2022 only a financial receivable from an associated company of €2,200 thousand.

For additional details relating to Net Financial Indebtedness/(Cash Surplus) see “—Liquidity and Capital Resources—Net Financial Indebtedness/(Cash Surplus).”
Trade Working Capital
Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax receivables and liabilities, cash and cash equivalents, borrowings, lease liabilities, and certain other current assets and liabilities.
Zegna’s management uses Trade Working Capital to understand and evaluate Zegna’s liquidity generation/absorption. Zegna’s management believes this non-IFRS financial measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

The following table sets forth the calculation of Trade Working Capital at December 31, 2022 and 2021.

	At December 31,
(€ thousands)	2022	2021
Current assets	1,285,657	1,384,531
Current liabilities	(866,984)	(702,316)
Working capital	418,673	682,215
Less:
Derivative financial instruments - Assets	22,454	1,786
Tax receivables	15,350	14,966
Other current financial assets	320,894	340,380
Other current assets	84,574	68,773
Cash and cash equivalents	254,321	459,791
Current borrowings	(286,175)	(157,292)
Current lease liabilities	(111,457)	(106,643)
Derivative financial instruments - Liabilities	(2,362)	(14,138)
Other current financial liabilities	(37,258)	(33,984)
Current provisions for risks and charges	(13,969)	(14,093)
Tax liabilities	(25,999)	(28,773)
Other current liabilities	(118,828)	(124,356)
Trade Working Capital	317,128	275,798
of which trade receivables	177,213	160,360
of which inventories	410,851	338,475
of which trade payables and customer advances	(270,936)	(223,037)
Trade Working Capital increased by €41,330 thousand from €275,798 thousand at December 31, 2021 to €317,128 thousand at December 31, 2022, related to (i) higher inventories of €72,376 thousand and (ii) higher trade receivables of €16,853 thousand, partially offset by (iii) an increase in trade payables and customer advances of €47,899 thousand. All increases are driven by the overall increase in operations to support the growth in sales and production volumes. The increase in inventories also reflects the Group’s decision to maintain higher levels of raw materials in order to mitigate the risk of any supply chain disruptions, as well as higher finished products driven by the new Essentials collections in line with the Zegna’s One Brand strategy, as well as higher finished products held in the Greater China Region as a result of temporary store closures in the fourth quarter of 2022 as a consequence of COVID-19-related restrictions.
Constant Currency Information
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro. We use revenues on a constant currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

We calculate constant currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

Revenues on a constant currency basis are not a substitute for revenues on a current currency basis or any GAAP-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Board of Directors
Pursuant to the Zegna Articles of Association, Zegna has a one-tier board consisting of one or more Zegna Executive Directors, having responsibility for the day-to-day management of Zegna and one or more Zegna Non-Executive Directors having oversight responsibilities but not responsibility to manage the day-to-day management. The Zegna Board determines the number of Zegna Executive Directors and Zegna Non-Executive Directors, provided that the majority of the Zegna Board consists of Zegna Non-Executive Directors. The Zegna Board as a whole is responsible for the strategy of Zegna with a focus on long-term value creation for the Company and taking into account the relevant stakeholders’ interests. Zegna Directors are appointed by the Zegna General Meeting on a binding nomination by the Zegna Board, also taking into account the binding nomination rights set out in the Zegna Articles of Association and further described under “Item 10.B—Memorandum and Articles of Association—Board of Directors—Nomination and Appointment.” The Zegna Board may allocate its duties and powers among the Zegna Directors and the committees of the Zegna Board in accordance with the Zegna Board Regulations or otherwise in writing.
Pursuant to the Zegna Articles of Association, the general authority to represent Zegna is vested in the Zegna Board and any Zegna Executive Director.
At the date of this report, the Zegna Board is composed of eleven members as set forth the in the following table. Unless otherwise indicated, the business address of each person listed below is c/o Ermenegildo Zegna N.V., Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy.

Name	Year of Birth	Position
Ermenegildo Zegna di Monte Rubello	1955	Chairperson, Chief Executive Officer and Executive Director
Andrea C. Bonomi	1965	Non-Executive Director
Angelica Cheung	1966	Non-Executive Director
Domenico De Sole	1944	Non-Executive Director
Sergio P. Ermotti	1960	Lead Non-Executive Director and Non-Executive Director
Ronald B. Johnson	1958	Non-Executive Director
Valerie A. Mars	1959	Non-Executive Director
Michele Norsa	1948	Non-Executive Director
Henry Peter	1957	Non-Executive Director
Anna Zegna di Monte Rubello	1957	Non-Executive Director
Paolo Zegna di Monte Rubello	1956	Non-Executive Director

Andrea C. Bonomi has been nominated as the Sponsor Nominee; the other Zegna Directors have been nominated by the Zegna Board.
All current members of the Zegna Board were reappointed during the first annual Zegna General Meeting held on June 28, 2022. The term of office of each member of the Zegna Board will end at the close of the next annual Zegna General Meeting. Each Zegna Director may be reappointed.
The Zegna Board has designated Mr. Ermenegildo Zegna di Monte Rubello, Executive Director, also as Chairperson and Chief Executive Officer and Mr. Sergio Ermotti, Non-Executive Director, the title Lead Non-Executive Director, being the chair (voorzitter) as referred to under Dutch law.
Summary biographies of the Zegna Directors are set out below.
Ermenegildo Zegna di Monte Rubello (Chairperson, Chief Executive Officer and Executive Director)
Ermenegildo “Gildo” Zegna is currently the Chairman and CEO of Ermenegildo Zegna Group.

A member of the Zegna family’s third generation, Mr. Zegna oversees the company founded by his grandfather and namesake in 1910. In December 2021, he led the Group through its public listing on the New York Stock Exchange, making history as the first Italian luxury group listed on the world’s largest stock exchange.

Mr. Zegna was born in Turin, Italy, in 1955, and graduated from the University of London in 1978. After starting his career at Bloomingdale’s in New York, he joined the family business in 1982, leading Zegna’s business in North America and then in Spain. In 1989, he joined the company’s Board of Directors and served as Co-Chief Executive Officer from 1998 to 2006.

In addition to his role at the Zegna Group, he is also Chairman of the board of directors of Monterubello and Thom Browne Inc. and a board member of Tom Ford International LLC. He also served as a member of the board of directors of Fiat Chrysler Automobiles N.V. from 2014 to 2021. In 2021, he was appointed as President of Filati Biagioli Modesto S.r.l.

Since 2013, he has been a member of the Strategic Committee and Advisor of Camera Nazionale della Moda Italiana (The National Chamber for Italian Fashion) and has been an active member of the Council for the United States and Italy. In 2011, Mr. Zegna was nominated Cavaliere del Lavoro by the President of the Italian Republic, and received the Leonardo Prize, a prestigious award given to an Italian leader who has meaningfully promoted Italy’s image on a global scale, from the President of the Italian Republic in 2016.

Mr. Zegna oversaw the successful acquisition and integration of Thom Browne in 2018, as well as the recent rebranding of Zegna in 2021. Prior to this, Mr. Zegna was actively involved in Zegna’s expansion in America and Europe, and in 1991 he oversaw the opening of the brand’s first store in China.

Under his leadership, the Zegna brand – which started as a single wool mill in Trivero, Italy – has grown into a leading Italian luxury group that encompasses a one-of-a-kind Made in Italy Luxury Textile Laboratory Platform that produces some of the world’s finest textiles and fabrics.

Andrea C. Bonomi (Non-Executive Director)
Mr. Bonomi is currently a member of the Zegna Board, a position he has held since 2021.
Mr. Bonomi is Investindustrial’s Founder and Chairman of the Industrial and Advisory Teams’ Committees. Prior to founding Investindustrial in 1990, Andrea was responsible for the Saffa Group (a diversified holding company) and investments in Europe and the United States. Prior to Saffa, he worked at Kleinwort Benson in London, where he was responsible for Spain and Italy, and at Lazard Frères & Co. in New York.
Mr. Bonomi has been a private equity investor for 30 years and has served as chairman or director in a number of industrial and financial companies, including BPM, RCS MediaGroup, Permasteelisa, 21 Investimenti, 21 Centrale Partners and Inversiones Ibersuizas.
He is a Trustee of New York University, a member of the NYU President’s Global Council and Private Equity Awards “Hall of Fame” (2018) inductee.
Born in New York City (USA) in 1965, Mr. Bonomi holds a B.Sc. in Business Administration from New York University.
Angelica Cheung (Non-Executive Director)
Ms. Cheung is currently a member of the Zegna Board, a position she has held since 2021, and also serves as member of the Governance and Sustainability Committee.
Ms. Cheung was the founding Editor-in-Chief of Vogue China and served as its Editor-in-Chief from 2005 to 2020.
In February 2021, Ms. Cheung joined Sequoia Capital China as Venture Partner where she focuses on investments in the fashion/lifestyle/entertainment industry, especially the new generation of Chinese innovation and international brands seeking expansion in China. Since June 2021, Ms. Cheung has served on the board of directors of SSense, a Montreal-based fashion platform. In 2022, she has been appointed as a member of board of directors of AMI 9 Holding (AMI Paris), Rare

Inc. (WE11DONE) and Holzweizer Oslo. She is Asia ambassador for the British Fashion Council, serves on the Advisory Board of Advance Global Alumni and is a strategic advisor to several international brands.
Born in Beijing (China) in 1966, Ms. Cheung holds degrees in law and literature from Beijing University as well as a M.B.A. from the University of South Australia.
Domenico De Sole (Non-Executive Director)
Mr. De Sole is currently a member of the Zegna Board, a position he has held since 2005, and also serves as member of the Compensation Committee.
Mr. De Sole is the co-founder of luxury retailer Tom Ford International, LLC and has been the Chairman of its board of directors since its formation in 2005. During this time, Mr. De Sole also advised private equity firms in transactions in the field of fashion business.
From 1984 to 1994, Mr. De Sole served as President and Chief Executive Officer of Gucci America, and, from 1994 to 2004, he served as the President and Chief Executive Officer of Gucci Group, which during his tenure made significant acquisitions such as YSL, Bottega Veneta and Balenciaga. Mr. De Sole has served on numerous public and private company boards of directors, including his current role as director of Pirelli & C. S.p.A. He formerly served as Chairman of Sotheby’s, and director of Conde Nast, Bausch & Lomb Incorporated, Delta Airlines, Inc., Gap, Inc., Newell Brands Inc. and Procter & Gamble.
Born in Rome (Italy) in 1944, Mr. De Sole graduated from the University of Rome with a law degree and received a L.L.M. from Harvard Law School where he also currently serves as a member of the Dean’s Advisory Board.
Sergio P. Ermotti (Non-Executive Director)
Mr. Ermotti is currently a member of the Zegna Board, a position he has held since 2021. Mr. Ermotti serves as the Chair (voorzitter) under the Dutch law and has been granted the title Lead Non-Executive Director.
Mr. Ermotti is currently Group Chief Executive Officer and President of the Group Executive Board of UBS Group. He was previously Group Chief Executive Officer from September 2011 to October 2020, having joined the Group Executive Board in April 2011.
Mr. Ermotti was elected to the Board of Directors of Swiss Re Ltd. in 2020 and has been Chairman of the Board of Directors since April 2021. At Swiss Re Ltd., he also chairs the Governance and Nomination Committee.
Prior to this, he was at UniCredit Group, serving as Head of the Markets & Investment Banking Division as of December 2005, and, from 2007 to 2010, as Group Deputy Chief Executive Officer responsible for Corporate and Investment Banking and Private Banking. Between 1987 and 2004, he held various positions at Merrill Lynch & Co. in the areas of equity derivatives and capital markets. He became Co-Head of Global Equity Markets and a member of the Executive Management Committee for Global Markets & Investment Banking in 2001.
Born in Lugano (Switzerland) in 1960, Mr. Ermotti is a Swiss-certified banking expert and a graduate of the Advanced Management Program at Oxford University.
Ronald B. Johnson (Non-Executive Director)
Mr. Johnson is currently a member of the Zegna Board, a position he has held since 2019, and also serves as member of the Audit Committee and Governance and Sustainability Committee. Mr. Johnson is also a member of the board of directors of Ermenegildo Zegna Corporation, a subsidiary of Zegna in the United States.
Mr. Johnson is the founder of Enjoy Technology Inc., where he has served as Chief Executive Officer from 2014, through the sale of the majority of the assets of the company in 2022 and shutdown of the remainder of the company in 2022. He also serves as a member of the board of directors of Globality, Inc., Philz Coffee, Inc. and Fish Six Restaurant Corp (d/b/a The Melt).

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
Born in Minneapolis (USA) in 1958, Mr. Johnson holds a B.A. in Economics from Stanford University and a M.B.A. from Harvard Business School.
Valerie A. Mars (Non-Executive Director)
Ms. Mars is currently a member of the Zegna Board, a position she has held since 2021. Ms. Mars also serves as chairperson of the Audit Committee and member of the Compensation Committee.
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
Born in New York City (USA) in 1959, Ms. Mars holds a Bachelor of Arts degree from Yale University and a M.B.A. from the Columbia Business School.
Michele Norsa (Non-Executive Director)
Mr. Norsa is currently a member of the Zegna Board, a position he has held since 2017. He also serves as chairperson of the Governance and Sustainability Committee and member of the Audit Committee.
Until December 31, 2021, Mr. Norsa was Executive Vice Chairman of Salvatore Ferragamo S.p.A., where he previously served as Chief Executive Officer from 2006 to 2016. In 2022, he was appointed as a member of the board of directors of Palazzo Feroni Finanziaria S.p.A., engaged in the business of real estate and luxury hospitality. He is also director of Horacio Pagani S.p.A. and member of the International Advisory Board of the China Europe International Business School in Shanghai (CEIBS). Previously, Mr. Norsa served on the board of directors of Thom Browne Inc., Rocco Forte Hotels, Oettinger Davidoff Group and Hugo Boss and successfully led two IPOs in the luxury sector (Salvatore Ferragamo S.p.A. in 2011 and Valentino Fashion Group S.p.A. in 2005).
Mr. Norsa has extensive experience in the fashion, consumer goods and publishing sectors with Marzotto, Benetton, Sergio Tacchini, Rizzoli Editore and Mondadori Editore.
Born in Lecco (Italy) in 1948, Mr. Norsa graduated in Business and Economics from Università Cattolica del Sacro Cuore in Milan.
Henry Peter (Non-Executive Director)
Mr. Peter is currently a member of the Zegna Board, a position he has held since 2014. He also serves as chairperson of the Compensation Committee and as director of Consitex SA, a subsidiary of Zegna.
Mr. Peter serves on the board of directors of Swiss Life AG (Switzerland’s largest life insurance company) and, among others, of Banque Lombard Odier & Cie SA, where he chairs the Audit Committee, and is Chairman of the board of directors of Sigurd Rück AG, a captive reinsurance company of the Italian Saipem SpA group. He was a member of the Swiss Takeover Board between 2004 and 2015 and has been a member of the Sanctions Commission of the SIX Swiss Exchange since 2007.

Born in Boston (USA) in 1957, Mr. Peter holds a Ph.D. in law from the University of Geneva. Since 1988, Mr. Peter has been a partner in a Lugano law firm, currently Kellerhals Carrard Lugano SA and in 2022 he joined the board of directors of the Swiss cooperative Kellerhals Carrard Genossenschaft. He has also served since 1997 as professor of business law, and since 2017 as President of the Geneva Center for Philanthropy, at the University of Geneva.
Mr. Peter is Vice-Chairman of Swiss Sports Disciplinary Chamber of the Swiss Olympic Association in charge of disciplinary cases, a position he has held since 2001. He is also Chairman of the board of the Foundation for the Lugano Faculties of the Swiss Italian University, member of the audit committee of the University of Geneva and a member of the board and executive committee of the Foundation of the Swiss Italian Art Museum (MASI).
Anna Zegna di Monte Rubello (Non-Executive Director)
Ms. Zegna is currently a member of the Zegna Board, a position she has held since 2018.
Ms. Zegna is also Sustainability Officer of Oasi Zegna, where she has served since 2014; prior to that, she directed the Store Planning at Zegna from 1995 to 1998 and the Group Image until 2017. Ms. Zegna is still involved in the Store Planning of Zegna as a special advisor. She is also a member of the board of directors of Monterubello and of the non-profit foundation Fondo Ambiante Italiano (FAI).
Previously, Ms. Zegna headed the public relations department of Gianni Versace from 1982 to 1984 before joining Zegna in 1984 as Head of Corporate Advertising and External Relations Manager. In 1993, along with Laura Zegna, Ms. Zegna developed the Oasi Zegna project, which has over the years become a model of environmental sustainability. In 1998, she won a Green Globe Award for her work at Zegna in support of environmental issues, and was appointed to the management committee of Touring Club Italiano in 2002. In 2007, in recognition of her social commitment, she received a MarcoPolo Award from the prestigious Babson College in Boston. Ms. Zegna is also the President of Fondazione Zegna, where she oversees the planning and coordination of international humanitarian initiatives related to conservation, sustainable development and education.
Born in Turin (Italy) in 1957, Ms. Zegna holds a degree in Political Sciences from the University of Lausanne and did her post-graduate studies in advertising and marketing at Watford College.
Mr. Ermenegildo Zegna di Monte Rubello and Ms. Anna Zegna di Monte Rubello are siblings.
Paolo Zegna di Monte Rubello (Non-Executive Director)
Mr. Zegna is currently a member of the Zegna Board, where he has served as Chairman from 2006 until December 2021. Previously, he served as a member of the Zegna Board from 1989 to 1998 and was Co-Chief Executive Officer from 1998 to 2006.
Mr. Zegna is also Vice-Chairman of the board of directors of Monterubello and Chairman of the board of directors of Lanificio Ermenegildo Zegna e Figli S.p.A., Achill Station Pty Ltd. and Achill Land Pty Ltd., and a member of the board of directors of Bonotto S.p.A., Gruppo Dondi S.p.A. and Elah Dufour S.p.A.
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
Mr. Paolo Zegna di Monte Rubello is a cousin to Mr. Ermenegildo Zegna di Monte Rubello and Ms. Anna Zegna di Monte Rubello.
Senior Management
The senior management of Zegna comprises the following individuals:

•Ermenegildo Zegna di Monte Rubello as Chairman and Chief Executive Officer;
•Gianluca Ambrogio Tagliabue as Chief Operating Officer and Chief Financial Officer;
•Alessandro Sartori as Zegna Artistic Director;
•Franco Ferraris as Head of Textiles;
•Rodrigo Bazan as Chief Executive Officer of Thom Browne; and
•Thom Browne as Founder and Chief Creative Officer of Thom Browne.
Summary biographies of members of the senior management are set out below.
Ermenegildo Zegna di Monte Rubello
For the biography of Mr. Zegna, please see “—Memorandum and Articles of Association—Board of Directors.”
Gianluca A. Tagliabue
Mr. Tagliabue currently serves as Zegna Group Chief Financial Officer and Chief Operating Officer, positions he has held since January 2020.
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
In 2011, Mr. Sartori joined Berluti, a Paris-based menswear brand which had become part of the LVMH group in 2003, as Artistic Director where he was responsible for developing the brand.
Born in Trivero (Italy) in 1966, Mr. Sartori studied fashion design at Istituto Marangoni Milano.
Franco Ferraris
Mr. Ferraris is currently the Head of Textiles at Zegna, a position he has held since 1992.
Mr. Ferraris has served as the Chief Executive Officer and General Manager of Lanificio Ermenegildo Zegna e Figli S.p.A. since 1992, where he has been serving as Managing Director starting from 2022. He is also the Chairman of the board of directors of Bonotto S.p.A., Gruppo Dondi S.p.A. and Tessitura Ubertino S.r.l. Mr. Ferraris also serves on the board of directors of a number of private companies in the industrial services and real estate sector, including Finissaggio e Tintoria Ferraris S.p.A., Pettinatura di Verrone S.r.l., F2 S.r.l., Immobiliare Giulia s.s. and Immobiliare Magda s.s.

Since 2015, he has served as the Chairman of Fondazione Cassa di Risparmio di Biella, which plays an active role in supporting initiatives aimed at promoting the cultural, economic and social growth of the Province of Biella.
Born in Turin (Italy) in 1956, Mr. Ferraris holds a degree in Business and Economics from the University of Ancona. Mr. Franco Ferraris is the spouse of Ms. Anna Zegna di Monte Rubello.
Rodrigo Bazan
Mr. Bazan is currently the Chief Executive Officer of Thom Browne, a position he has held since 2016. Under his leadership, Thom Browne has expanded in the DTC channel, opening directly-operated stores in North America, Europe, UK, Japan and Greater China Region, Middle East and with partners in South Korea, Hong-Kong SAR and South East Asia. He has led the digital retail footprint for e-business, including partnering with platforms like Farfetch and TMall.
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
In October 2022, Mr. Browne was elected chairman of the Council of Fashion Designers of America, succeeding Mr. Tom Ford starting from January 1, 2023.
Born in Allentown, Pennsylvania, in 1965, Mr. Browne holds a Bachelor of Science from the University of Notre Dame.
B. Compensation
Introduction
The description below provides information relating to the remuneration that was earned by the Zegna Board and senior management team for the year ended December 31, 2022. The form and amount of remuneration received by the directors of Zegna was determined in accordance with the remuneration policy adopted on December 17, 2021, further amended on June 28, 2022 at the Zegna General Meeting, in accordance with Dutch law and the Zegna Articles of Association. The remuneration received by the senior management team was determined consistent with Zegna’s prior practice, based on principles aimed to (i) ensure talent retention and (ii) align the remuneration of senior management with the Group’s strategy, the Group’s performance and each individual’s contribution to such performance. The non-executive directors of the Zegna Board oversee the remuneration policy, remuneration plans and practices of Zegna and recommend changes when appropriate. More than half of the members of the Compensation Committee (including the chairperson) are independent pursuant to the DCGC. The Company may from time to time amend the remuneration policy, subject to the Zegna General Meeting adopting such amendment with the required majority.
This compensation report consists of two sections:
•Historical Compensation for the 2022 Financial Year: details the remuneration features during the 2022 financial year and actual remuneration received by or awarded to each executive and non-executive director and the senior management team.
•Remuneration Policy: details our current remuneration policy (which is available on our corporate website), as adopted by the Zegna General Meeting and most recently amended on June 28, 2022. Our remuneration policy, which governs compensation for both executive and non-executive directors (with regard to the latter as of January 1, 2022), aligns remuneration of the Zegna Board with successful delivery of Zegna’s long-term strategy and long-term value creation with the goal of ensuring that the directors’ interests are closely aligned to those of Zegna’s stakeholders, including its shareholders.
Historical Compensation for the 2022 Financial Year
Board of Directors
Short Term Incentive Plan
In 2022, Ermenegildo Zegna di Monte Rubello, Zegna Director and Chief Executive Officer of Zegna, was eligible to earn short term variable cash compensation for 2022, based on Zegna’s profitability. The amount of short term variable compensation earned by Ermenegildo Zegna di Monte Rubello for the year ended December 31, 2022 was €2,314,000.
Long Term Incentive Plan
The Chief Executive Officer’s executive agreement (which was last amended and restated on July 15, 2021, as approved by the Zegna Board) includes a Long Term Incentive Plan (the “LTIP”).
Under the LTIP, Ermenegildo Zegna di Monte Rubello is eligible to earn Ordinary Shares subject to continued service and performance-based conditions for each of 2022 through 2024. Awards will generally lapse in the event of termination of employment prior to the applicable vesting date or if Mr. Zegna has given notice to terminate his employment prior to the applicable vesting date. In the event of a termination of employment classified as “good leaver,” grants will vest pro-rata from the date of grant to the date of termination of employment. “Good leaver” is defined as (a) death, (b) incapacity or illness, (c) redundancy, (d) any other reason that the Zegna Board may determine and (e) if Mr. Zegna leaves his position as Chief Executive Officer of Zegna after December 31, 2023. The amount accrued by Zegna for the year ended December 31, 2022 in respect of long term variable compensation awarded to Mr. Zegna was €6,789,080 (which amount does not reflect the value of the number of Ordinary Shares that will actually be delivered to Mr. Zegna after achievement of the performance measures).
On December 17, 2021, in connection with the completion of the Merger, the Zegna Board approved an equity incentive plan (the “EIP”), which was approved by the Zegna General Meeting on December 17, 2021. In addition, the Zegna Board adopted the CEO Long Term Incentive Plan 2022-2024, a sub-plan of the EIP, which set out the modalities of the arrangements agreed upon pursuant to Ermenegildo Zegna di Monte Rubello’s executive agreement, as discussed above. In accordance with the amendment to the remuneration policy on June 28, 2022, the LTIP was amended to include, among other measures, a non-financial performance measure linked to the sustainability strategy of Zegna. The amendment to the LTIP would have had a positive impact on the accrual amount for the entire term of the LTIP (i.e., the amount of the accrual would be reduced if the LTIP amendment was taken into consideration) and therefore was not reflected in the accrual, in accordance with the recognition and measurement principles of IFRS.
On April 5, 2023, the Zegna Board determined the level of achievement of the performance conditions under the LTIP in 2022. As a result of such determination, 588,000 Ordinary Shares vested and will be delivered to Mr. Zegna in due course.

IPO Performance Bonus
Pursuant to the Chief Executive Officer’s executive agreement, as amended and restated on July 15, 2021, as a result of the Company becoming listed on a public stock exchange, Ermenegildo Zegna di Monte Rubello is entitled to receive, at no cost to him, performance-based share awards giving right to receive 600,000 Ordinary Shares upon the satisfaction of certain vesting conditions (the “IPO Performance Bonus”).
Subsequently, on December 17, 2021, the Zegna Board adopted an IPO bonus plan (the “IPO Bonus Plan”), a sub-plan of the EIP, which sets out the terms and conditions governing the IPO Performance Bonus, subject to Zegna filing a registration statement registering the Ordinary Shares subject to the IPO Performance Bonus. The IPO Performance Bonus vests and become transferrable in two tranches upon the per share price of the Ordinary Shares of the Company reaching certain pre-determined levels and, with respect to the second tranche (representing 360,000 Ordinary Shares), also subject to his continued service as Zegna’s Chief Executive Officer as of December 31, 2023, unless otherwise resolved by the Zegna Non-Executive Directors. Zegna recorded an expense of €839,775 for the year ended December 31, 2022 in respect of the IPO Performance Bonus awarded to Mr. Zegna.
In addition, in compliance with the remuneration policy and in recognition of his specific contribution to the listing, the Zegna Board resolved to grant to Henry Peter an IPO Performance Bonus representing the right to receive 50,000 Ordinary Shares pursuant to the IPO Bonus Plan. Mr. Peter’s IPO Bonus vests and becomes transferrable in two tranches upon the per share price of the Ordinary Shares of the Company reaching certain pre-determined levels and, with respect to the second tranche (representing 25,000 Ordinary Shares), also subject to continued service as of December 31, 2023, unless otherwise resolved by the Zegna Board.
On April 5, 2023, the Zegna Board determined the level of achievement of the performance condition applicable to the first tranche of awards under the IPO Bonus Plan. As a result of such determination, 240,000 Ordinary Shares vested and will be delivered to Mr. Zegna and 25,000 Ordinary Shares vested and will be delivered to Mr. Peter. The Ordinary Shares will be delivered in due course.
Share Purchases
In compliance with the remuneration policy, Mr. Zegna’s executive agreement, amended and restated as of July 15, 2021, provides that each year he is entitled to buy from Zegna Ordinary Shares valued at 12 times the previous year’s EBIT (calculated in accordance with the recognition and measurement principles of IFRS), for a maximum amount corresponding to his base salary plus short term incentive compensation for the previous year. Zegna did not incur any costs in 2022 in respect of such purchase rights. If Mr. Zegna decided to exercise his option, no cost would be incurred by the Company in relation thereto.
Warrants
In connection with the completion of the Business Combination, Zegna granted an aggregate number of 800,000 Private Placement Warrants to certain Zegna Non-Executive Directors, namely the directors who were members of the Zegna Board prior to the Conversion, the Lead Non-Executive Director and the chairperson of the Audit Committee, in accordance with the terms and conditions set forth in the New Warrant Agreement (100,000 each). The Warrants were subject to a lock-up period of 12 months from the Closing Date.
The grants of Warrants were in compliance with the addendum to the Remuneration Policy adopted on December 17, 2021, which provided that the grant of Warrants aimed, among others, to motivate and retain key resources of the Company as well as to induce certain beneficiaries to serve as Chair of the Audit Committee and Lead Non-Executive Director, while strengthening the alignment of the interests of the relevant Non-Executive Director and the Company’s stakeholders, including its shareholders.
Following announcement of the Warrant Redemption by the Company, all Zegna Non-Executive Directors who were granted Private Placement Warrants exercised them on a “cashless basis” and received 0.277 Ordinary Shares per Warrant, as determined in accordance with the terms of the New Warrant Agreement. This exercise has no impact on the compensation granted to them in 2022. For the additional number of Ordinary Shares held by each of them, see “Item 7.A—Major Shareholders.”

Remuneration in the Event of Termination
Ermenegildo Zegna di Monte Rubello’s executive agreement provides that in the event that, for any reason, Mr. Zegna leaves his position as Chief Executive Officer of Zegna, regardless of whether he maintains his position as Chairperson of the Zegna Board, he will be entitled to a severance payment of an amount equal to two years of his fixed annual fee, net of income taxes.
Non-Executive Directors
In 2022, Zegna Non-Executive Directors received an annual base fee of €150,000, paid 50% in cash and 50% in Zegna’s Ordinary Shares, subject to a restricted stock award. Non-Executive Directors acting as members of Committees received an additional fee as defined by the remuneration policy. The aggregate amount of compensation earned by Zegna’s Non-Executive Directors in their role as directors in 2022 was €1,684,394, of which €905,000 was paid in cash and €779,394 relates to equity-settled share-based compensation (recognized in accordance with IFRS 2).

Historical Compensation
The following table summarizes the compensation from Zegna received by the members of the Zegna Board for the year ended December 31, 2022.
Of the compensation reported for Ermenegildo Zegna di Monte Rubello, a significant portion (€7,427,540) represents non-realized remuneration that was accrued in 2022 in respect of the equity awards subject to satisfaction of performance and presence conditions and his termination indemnity.

		Fixed Compensation
Name	Office Held	Annual Fee		Fringe Benefits		Variable Compensation		Stock Awards		Other Compensation		Total
		in €
Ermenegildo Zegna di Monte Rubello	Chairperson Executive Officer and Executive Director
Realized		1,958,303	(1)	362,337	(2)	2,314,000	(4)	—		71,295	(7)	4,705,935
Non-Realized		—		(201,315)	(3)	6,789,080	(5)	839,775	(6)	—		7,427,540
Total – Sole Executive Director		1,958,303		161,022		9,103,080		839,775		71,295		12,133,475
Andrea C. Bonomi	Non-Executive Director	75,000		13,622	(8)	—		77,939	(9)	—		166,561
Angelica Cheung	Non-Executive Director	85,000		19,900	(8)	—		77,939	(9)	—		182,839
Domenico De Sole	Non-Executive Director	85,000		—		—		77,939	(9)	(24,000)		138,939
Sergio P. Ermotti	Non-Executive Director	105,000		16,294	(8)	—		77,939	(9)	—		199,233
Ronald B. Johnson	Non-Executive Director	100,000		—		—		77,939	(9)	—		177,939
Valerie A Mars	Non-Executive Director	115,000		—		—		77,939	(9)	—		192,939
Michele Norsa	Non-Executive Director	95,000		—		—		77,939	(9)	—		172,939
Henry Peter	Non-Executive Director	201,336	(10)	12,960	(8)	—		153,496	(9)(11)	—		367,792
Anna Zegna di Monte Rubello	Non-Executive Director	75,000		3,193	(8)	—		77,939	(9)	—		156,132
Paolo Zegna di Monte Rubello	Non-Executive Director	105,000	(12)	13,193	(8)	—		77,939	(9)	—		196,132
Total – Non-Executive Directors		1,041,336		79,162		—		854,947		(24,000)		1,951,445
__________________
(1)The amount reported is comprised of (i) the base salary earned by Mr. Zegna as Chief Executive Officer of Zegna (€1,357,333) and (ii) €600,970 for his services as a director of Zegna Group companies.
(2)The amount reported represents post-employment benefits in the form of mandatory social contributions for Ermenegildo Zegna di Monte Rubello and the value of customary benefits.
(3)The amount reported represents the variation in the accrued value of the indemnity payable to Mr. Zegna on termination of his employment.
(4)The amount reported represents short term variable compensation, determined as described above.
(5)The amount reported represents the accrued value of long term variable compensation, calculated as described above.
(6)The amount reported represents the value accrued in 2022 in relation to the IPO Performance Bonus to which Mr. Zegna is entitled, subject to the satisfaction of certain conditions described above.

(7)The amount reported represents the difference between the final amount of the short term variable compensation earned in 2021 and the accrual recorded in the same year.
(8)Includes post-employment benefits in the form of mandatory social contributions earned for services as a director of Zegna.
(9)The amount reported represents the amount in relation to the portion of the share-based compensation granted to the Non-Executive Directors for 2022 in accordance with the remuneration policy described above.
(10)The amount reported includes €106,336 earned by Henry Peter for services as a director of a Zegna subsidiary.
(11)The amount reported includes the accrual for 2022 of the IPO Performance Bonus to which the Zegna Director shall be entitled, as described above.
(12)The amount reported includes €30,000 earned by Paolo Zegna di Monte Rubello for services as a director of certain Zegna subsidiaries.

Senior Management
For 2022, Zegna’s senior management team consisted of:
•Ermenegildo Zegna di Monte Rubello as Chief Executive Officer;
•Gianluca Ambrogio Tagliabue as Chief Operating Officer and Chief Financial Officer;
•Alessandro Sartori as Zegna Artistic Director;
•Franco Ferraris as Head of Textiles;
•Rodrigo Bazan as Chief Executive Officer of Thom Browne; and
•Thom Browne as Founder & Chief Creative Officer of Thom Browne.
The aggregate amount of fixed compensation earned by Zegna’s senior management team (excluding the CEO, whose compensation is included in the discussion of the compensation earned by the Zegna Board above) for the year ended December 31, 2022 was €27,224,492, including (a) €5,673,567 earned by Zegna’s senior management team (excluding the CEO) as base salary and consulting fees, (b) €2,209,838 earned by Zegna’s senior management team (excluding the CEO) for service as a director of a Zegna subsidiary, (c) €1,836,067 accrued by Zegna for post-employment benefits and (d) €14,430 accrued by Zegna for fringe benefits to its senior management team (excluding the CEO). The aggregate amounts accrued by Zegna in respect of short term variable compensation under Zegna’s Performance Management Program (the “PMP”), and long term variable compensation earned by Zegna’s senior management team (excluding the CEO) for the year ended December 31, 2022 were €2,992,625 and €534,661, respectively. Zegna also accrued €13,623,298 for the year ended December 31, 2022 in respect of cash-based long-term incentive awards awarded to certain members of the senior management team (excluding the CEO), based on the achievement of certain performance criteria over a period expiring at the end of 2023.
Cash compensation for Zegna’s senior management team in 2022 consisted of base salary, consulting fees and a short term variable cash compensation under the PMP. The PMP provides eligible employees, including the senior management team, with an opportunity to earn a cash incentive payment to the extent that pre-established business and individual performance goals are achieved. Additionally, certain members of Zegna’s senior management team are entitled to awards under the IPO Bonus Plan representing the right to receive an aggregate of 175,000 Ordinary Shares, as communicated to the applicable recipients in December 2021, resulting in an expense to Zegna of €340,006 for the year ended December 31, 2022.
In addition, to further align the interests of the senior management with those of the shareholders and ensure retention of senior management, in February 2022, the Zegna Board adopted a long term incentive plan (as a sub-plan of the Equity Incentive Plan approved by the shareholders on December 17, 2021), pursuant to which participants in the plan – selected executives and top managers (excluding Ermenegildo Zegna di Monte Rubello) – were granted restricted share awards. 70% of these restricted share awards are to vest in 2025 following a three-year period, subject to the (i) achievement of performance conditions measured from 2022 to 2024 and (ii) participant’s continued employment through December 31, 2024. The performance conditions are linked to profitability, cash and sustainability objectives. The remaining 30% of these restricted share awards will vest after the end of a four year period, subject to the participant’s continued employment through December 31, 2025 (and good leaver provisions, in the case of an earlier termination of employment). In total, 262,500 Ordinary Shares have been granted to members of senior management (excluding Ermenegildo Zegna di Monte Rubello and members of the Thom Browne segment) under this plan.

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
General
1.The remuneration of the board follows the pay-for-performance principle and incentivizes Zegna Directors to create long-term value for shareholders and other stakeholders through achievement of strategic objectives;
2.The remuneration is appropriately balanced between fixed and variable remuneration components, aiming to ensure long-term value creation and alignment of Zegna Directors’ interests with Zegna’s strategic objectives;
3.The remuneration of the board is competitive in relation to the market in which Zegna operates, the relative size of the business, the specificity of Zegna’s governance structure and the duties and responsibilities of the board resulting therefrom;
With Respect to Zegna Executive Director(s)
4.The remuneration is predominantly long-term in character, with long-term equity incentives linked to the delivery of Zegna’s strategic objectives in the highly competitive industry Zegna operates in;
With Respect to Zegna Non-Executive Directors
5.The remuneration of the Zegna Non-Executive Directors is designed to attract and retain non-executive directors who have the talent and skills to foster the long-term value creation of Zegna while respecting its core values;
6.The remuneration of the Zegna Non-Executive Directors consists of cash payments and equity awards in order to enable Zegna to limit the cash component of the non-executive director remuneration and to ensure structural alignment of the Zegna Non-Executive Directors’ interests with the interests of Zegna’s stakeholders, including its shareholders; and
Evaluation
7.The Zegna Non-Executive Directors will evaluate the objectives and structures of the remuneration policy at regular intervals, to ensure it is fit for its intended purpose. The Zegna Non-Executive Directors will be assisted by Zegna’s Compensation Committee.
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
Long-Term Incentives
The objective of any long-term equity incentive is to provide a retention tool for the Zegna Executive Director and to align the long-term interests of the Zegna Executive Director with those of Zegna and its stakeholders. The granting of long-term equity incentives also aims to motivate the Zegna Executive Directors to pursue and implement Zegna's sustainability strategy. Furthermore, by granting a long-term incentive in the form of equity, the Zegna Executive Director participate directly in the growth of the value of Zegna to which he or she contributes. The amount of equity awarded to the Zegna Executive Director will be determined by the Zegna Non-Executive Directors, taking into account the applicable performance conditions, which may include both financial and non-financial conditions, and continuous service requirements with the intent of creating long-term shareholder value. The Zegna Non-Executive Directors may resolve, upon recommendation of the Compensation Committee, to grant equity awards in accordance with any equity incentive plan approved by the Zegna General Meeting and to be further implemented by the Zegna Board.
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
1.Be decreased or eliminated if such grant, award or actual payment were to be unacceptable according to principles of reasonableness and fairness; and
2.Clawed back if such grant, award or actual payment took place on the basis of incorrect data (including data that has been maliciously altered and therefore, is incorrect).
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
Annual Base Remuneration
Zegna will pay the Zegna Non-Executive Directors an annual base fee of €150,000 payable 50% in cash and 50% in Zegna’s Ordinary Shares, subject to a restricted stock award (“Equity Awards”). The Lead Non-Executive Director will be entitled to an additional fee of €15,000 for the additional duties and responsibilities related to that role, payable in cash.
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
Annual Committee Fee
Zegna will pay each Zegna Non-Executive Director serving on one of Zegna’s committees of the board an additional fee as set forth below:
•Audit Committee – €30,000 (chairperson), €15,000 (other members)
•Compensation Committee – €20,000 (chairperson), €10,000 (other members)
•Governance and Sustainability Committee – €20,000 (chairperson), €10,000 (other members)
Additional Cash and/or Equity Awards
Notwithstanding the annual base fee and committee fees received by the Zegna Non-Executive Directors, the Zegna Non-Executive Directors may decide, based on a proposal of the Compensation Committee, to grant additional cash and/or equity awards to an individual Zegna Non-Executive Director for any given year in case of exceptional achievements of that Zegna Non-Executive Director, provided, however, that any such additional grant should not result in a significant discrepancy between the size of the award and Zegna's results and performance.
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
C. Board Practices
Please refer to “Item 6.A—Directors and Senior Management” and “Item 6.B—Compensation” for additional information concerning the Zegna Directors required by this item.
Committees of the Zegna Board
Pursuant to the Zegna Articles of Association, the Zegna Board has power to establish any committees and may allocate specific duties, tasks and procedures to any such committees.
The Zegna Board has established three standing committees: (i) the Audit Committee, (ii) the Compensation Committee and (iii) the Governance and Sustainability Committee.
Each standing committee is comprised of at least three Zegna Directors. As of the date of this report, all members of the Zegna Audit Committee and Governance and Sustainability Committee, as well as two members out of three of the Compensation Committee are considered independent both under the NYSE listing standards and under the DCGC rules
The Audit Committee
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
The Audit Committee is comprised of at least three Zegna Non-Executive Directors. Each member of the Audit Committee is required (i) not to have any material relationship with Zegna or to serve as auditors or accountants for Zegna; (ii) to be “independent,” for purposes of the NYSE rules, Rule 10A-3 of the Exchange Act and the DCGC; and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Zegna Board). At least one member of the Audit Committee will be a “financial expert” as defined by the Sarbanes- Oxley Act and the rules of the SEC. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Zegna Board which must be disclosed in Zegna’s annual report. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, the Chief Financial Officer and the head of internal audit will attend its meetings. The Chief Executive Officer will be entitled to attend meetings of the Audit Committee unless the Audit Committee determines otherwise and should attend the meetings of the Audit Committee if the Audit Committee so requires. The Audit Committee will meet with the independent auditors at least once per year outside the presence of the Zegna Executive Directors and management.

In 2022, the Audit Committee comprised Valerie A. Mars (as chairperson), Sergio P. Ermotti and Ronald B. Johnson, each of whom was independent for purposes of the NYSE rules, Rule 10A-3 of the Exchange Act and the DCGC. On April 4, 2023, Sergio P. Ermotti resigned from his position as member of the Audit Committee. On April 5, 2023, the Zegna Board appointed Michele Norsa as member of the Audit Committee. The committee currently comprises Valerie A. Mars (as chairperson), Ronald B. Johnson and Michele Norsa. Each of the members is independent for purposes of the NYSE rules, Rule 10A-3 of the Exchange Act and the DCGC.
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
The Governance and Sustainability Committee comprises Michele Norsa (as chairperson), Ronald B. Johnson and Angelica Cheung, each of whom is independent for purposes of the NYSE rules and the DCGC.

D. Employees
At December 31, 2022, 2021 and 2020, respectively, we had the following number of employees, divided in the categories of activity and geographic locations as set forth in the tables below.

	At December 31,
	2022	2021	2020
White Collars	3,953	3,814	3,897
Blue Collars	2,077	2,016	2,201
Temporary employees	226	219	151
Total	6,256	6,049	6,249

	At December 31,
	2022	2021	2020
EMEA	4,159	3,957	4,217
North America	420	369	327
Latin America	118	117	125
APAC	1,559	1,606	1,580
Total	6,256	6,049	6,249

The Zegna Group reported a 3.4% increase in the number of employees excluding temporary staff, going from 5,830 at end of 2021 to 6,030 at the end of 2022. This was the result of three main factors: (i) the need to strengthen Finance, Legal and Compliance functions following the listing on the NYSE; (ii) the launch of the One Brand strategy, which required the reinforcement of our Marketing, Design and Sales functions; (iii) an increase in the production capacity in our manufacturing facilities in order to meet higher demand of production volumes.
By region, the number of employees recorded an increase of 202 headcounts in EMEA, and 52 in the Americas while it recorded a decline of 47 headcounts in APAC as a consequence of the COVID-19 pandemic. By segment, Thom Browne recorded the highest expansion in the headcount, which has increased by 31%, from 465 at December 31, 2021 to 611 at December 31, 2022; such increase was mainly triggered by the expansion of the store network. External temporary employees increased by 7 units, from 219 at December 31, 2021 to 226 at December 31, 2022, mainly due to the hiring of blue collars in our manufacturing facilities.
In 2022, office, retail, manufacturing and logistics operations worked regularly with no disruption related to the COVID-19 pandemic, with the exception of the Greater China Region. The Greater China Region was heavily impacted as a result of city lockdowns, with 66 stores impacted across GCR with 2,040 lost retail days. During store closure periods, staff continued to receive their daily base remuneration.
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
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of March 28, 2023, based on the information in Zegna’s shareholder register and other sources available to us, by: each person who is known to be the beneficial owner of more than 5% of our issued and outstanding Ordinary Shares; and each of the Zegna Directors and senior managers.
Monterubello is the controlling shareholder of Zegna through its 60.2% shareholding interest in Zegna’s issued and outstanding Ordinary Shares (as of March 28, 2023).
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The percentages in the table below are computed on the basis of 248,563,813 Ordinary Shares issued and outstanding.

Beneficial Owner	Number of Ordinary Shares		% of Outstanding
>5% holders
Monterubello s.s.(1)	149,734,550		60.2%
Strategic Holding Group S.à r.l.(2)	40,571,634	(3)	16.3%
Zegna Directors
Ermenegildo Zegna di Monte Rubello	6,533,886		2.6%
Andrea C. Bonomi	—		—
Angelica Cheung	—		—
Domenico De Sole	147,700		(*)
Sergio P. Ermotti	1,488,759		(*)
Ronald B. Johnson	147,700		(*)
Valerie A. Mars	147,700		(*)
Michele Norsa	147,700		(*)
Henry Peter	472,700		(*)
Anna Zegna di Monte Rubello	177,700		(*)
Paolo Zegna di Monte Rubello	267,700		(*)
Zegna Senior Managers
Gianluca Ambrogio Tagliabue	80,000		(*)
Rodrigo Bazan	(*)		(*)
Thom Browne	200,000		(*)
Franco Ferraris	—		—
Alessandro Sartori	55,000		(*)
(*) Less than 1% of the shares outstanding.

(1)Monterubello is an Italian società semplice whose quotas are currently held by members of the Zegna family. The directors of Monterubello, as of December 31, 2022, were Ermenegildo Zegna di Monte Rubello (chairman of the board of directors), Paolo Zegna di Monte Rubello (vice chairman of the board of directors), Anna Zegna di Monte Rubello, Laura Zegna di Monte Rubello, Angelo Zegna di Monte Rubello, Giovanni Schneider, Alessandro Andrea Trabaldo Togna and Franca Calcia.
(2)Based on filings with the SEC (Schedule 13G/A filed on February 13, 2023, File No. 005-93353) (the “Schedule 13G/A”). Strategic Holding Group S.à r.l. is governed by a five-member board of managers, which at the time of the SEC filing included Kamel Aliat, Amélie Flammia, Marvin Martins, Alex Browning and John Crostarosa Mowinckel. Action by the five-member board of managers is by simple majority vote. No individual manager on the board of managers has voting or dispositive control over the reported securities and, therefore, no individual manager has or shares beneficial ownership of such securities.

(3)Based on the Schedule 13G/A, included (i) 4,276,563 shares held in escrow pending satisfaction of the relevant release conditions or lapse of the prescribed period of time and (ii) 5,230,000 Ordinary Shares acquirable in respect of the Private Placement Warrants.

Based on the information in Zegna’s shareholder register, as of March 28, 2023, 76,692,724 Ordinary Shares were held in the United States. At the same date, 31 record holders had registered addresses in the United States.

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
Transactions carried out by the Group with these related parties are primarily of a commercial and financial nature and mainly relate to:
Transactions with associates
•Transactions with TFI related to:
◦a licensing agreement for the production and worldwide distribution of luxury men’s ready to wear and made to measure clothing, footwear and accessories under the TOM FORD brand (which ended with the deliveries of the Fall/Winter 2022 collection), as well as a supply agreement to act as exclusive supplier for certain TOM FORD products starting with the Spring/Summer 2023 collection (for which the supply commenced in 2022). On November 15, 2022, the Group entered into arrangements to acquire the remaining 85% interest in TFI and to enter into the TFI License with The Estée Lauder Companies for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products. The TFI Acquisition is subject to antitrust approvals and other customary closing conditions, and is contingent upon the closing of the acquisition of the TOM FORD brand and all its intellectual property by The Estée Lauder Companies. TFI, together with its subsidiaries, owns the operations of the TOM FORD fashion business necessary to act as licensee under the TFI License. The closing of the TFI Acquisition is expected in the second quarter of 2023;
◦financial assets related to loans to TFI; and
◦financial guarantees provided to TFI in relation to its payment obligations under a bank loan for an amount of $7,500 thousand issued to TFI in 2020 and subsequently reduced to $6,875 thousand in 2022, which matures in March 2025.
•The purchase of raw materials, in particular carded yarns from Filati Biagioli Modesto.
Transactions with Monterubello and companies controlled by Monterubello or its shareholders, Zegna directors or senior management
•Certain transactions with Monterubello as part of the Business Combination (as further described below).
•The purchase of raw materials, in particular of wool, from Gruppo Schneider S.p.A. and its subsidiaries (“Schneider Group”).
•The purchase of industrial services, in particular of fabrics’ finishing, from Finissaggio e Tintoria Ferraris S.p.A.
•The purchase of industrial services from Pettinatura di Verrone S.r.l.

•Transactions with PKB Privatbank AG relating to an interest-bearing loan amounting to €5,000 thousand which was fully repaid in the first half of 2022.
•The Disposition, which was completed in November 2021, of certain of its businesses, through the statutory demerger under Italian law to a new company owned by its existing shareholders. The Disposition included, inter alia, Zegna’s real estate business, consisting of Zegna’s former subsidiary EZ Real Estate, which directly and indirectly holds substantially all of the real estate assets formerly owned by the Zegna Group, as well as certain properties previously owned by Lanificio Zegna. Zegna pays rent to EZ Real Estate or its subsidiaries under lease agreements.
•Following the Disposition, the rental of properties from EZ Real Estate or its subsidiaries under lease agreements.
•Following the Disposition, Zegna receives licensing, marketing and other sustainability-related services from Oasi Zegna.
•As part of the Disposition, on January 14, 2021, the Group sold 70% of its equity stake in Agnona to a related party for consideration of €1 and as a result Agnona was deconsolidated from the beginning of the year and became a related party of the Group. The Group subsequently disposed of the remaining 30% stake in Agnona in two tranches during September and October 2021 for total consideration of €500 thousand. Following the initial disposal of Agnona, the Group sold products and recharged costs for services to Agnona, as well as compensated amounts related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in accordance with the terms of the related sale agreement.
•Support to the activities of Fondazione Zegna, a charitable organization which provides an opportunity for charitable work on the part of the Zegna family and Group employees. Fondazione Zegna supports and funds projects in cooperation with non-profit organizations operating in various fields and different parts of the world.
•Put contracts entered into as part of the Group’s investments in the Thom Browne Group and Lanificio whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling interests in the Thom Browne Group and Lanificio. In July 2021, the Group purchased the additional 10% of Lanificio for a total consideration of €9,600 thousand, following which the Group owns 100% of Lanificio. For additional information relating to the Thom Browne put contract please refer to Note 31 — Other current and non-current financial liabilities to the Consolidated Financial Statements.
Transactions related to the Business Combination in 2021
In connection with the closing of the Business Combination and the public listing of Zegna (as further described in the Note 1 — General information to the Consolidated Financial Statements), Zegna entered into various transactions with Monterubello and other shareholders and related parties, including the following:
•The repurchase by Zegna of 54,600,000 of its own shares from Monterubello for total consideration of €455,000 thousand.
•The reimbursement to Zegna by Monterubello of a special gift to all employees of the Group for an amount of €10,923 thousand.
•The issuance of 800,000 private warrants to certain Zegna Non-Executive Directors, for which the Group recognized personnel costs of €1,236 thousand and an offsetting increase to other reserves within equity for the year ended December 31, 2021.
•The grant of equity-settled share-based payments to key management.
In connection with the Business Combination, certain of Zegna’s related parties (including certain directors and officers and affiliates of Monterubello) entered into PIPE Subscription Agreements with Zegna pursuant to which they subscribed for Ordinary Shares at the closing of the Business Combination. The amount of each such subscription was immaterial. Under the terms of the PIPE Subscription Agreements, such related parties are entitled to certain registration rights in respect of their Ordinary Shares. In addition, at the Closing of the Business Combination, Zegna entered into certain agreements with related parties, including the Shareholders Agreement, the Zegna Shareholders Lock-Up Agreement, the IIAC Sponsor Lock-Up Agreement and the Registration Rights Agreement. For a description of such agreements, see “Item 10.B—Memorandum and Articles of Association.”
For additional information on related party transactions, included transactions related to the Business Combination in 2021, see Note 39 — Related party transactions to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.
C. Interests of Experts and Counsel
Not applicable.
ITEM 8 FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
Consolidated Financial Statements
The audited Consolidated Financial Statements and the report of our independent registered public accounting firm are included starting on page F-1 of this report.
Export Sales
Refer to “Item 4.B—Business Overview” for a discussion of our sales and distribution channels.
Legal Proceedings
We are party to civil and administrative proceedings (including tax audits) and to legal actions in the normal course of our business, including with respect to lease agreements, labor matters and intellectual property matters. Adverse decisions in one or more of these proceedings could require us to pay substantial damages. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. An accrual is established in connection with pending or threatened litigation if a loss is probable and a reliable estimate can be made. For information regarding provisions made for the legal proceedings we are a party to, please refer to Note 33 — Provisions for risks and charges to the Consolidated Financial Statements.
On June 28, 2021, adidas filed a lawsuit in the Southern District of New York for, among others, trademark infringement, unfair competition, dilution and various state claims, in connection with Thom Browne’s five color grosgrain ribbon and the four bands on sleeves and pants on its sporting goods, sportswear and athletic wear. Adidas claims these designs allegedly infringe the three stripe marks of adidas. The case was assigned to a jury trial and on January 12, 2023, the jury found that at no time did Thom Browne, Inc. infringe on any of adidas’ trademarks. Adidas filed a notice of appeal, in pursuance of which Thom Browne, Inc. filed a notice of cross-appeal. Meanwhile, Thom Browne, Inc. has also initiated cancellation proceedings against a number of adidas marks registered in the European Union, alleging that the marks lack distinction, as well as in England, on the ground of non-use. In 2022, adidas also commenced an action before the Nuremberg-Furth District Court in Germany against Thom Browne, Inc. and Thom Browne Retail Italy Srl, alleging Thom Browne’s four-bar signature infringed adidas’ three stripe mark. Counsel’s service of the documentation was flawed and formed the basis of default judgments against both Thom Browne, Inc. and Thom Browne Retail Italy Srl. Upon discovery of the defaults, Thom Browne successfully moved to suspend judgment against Thom Browne Retail Italy Srl. Thom Browne, Inc. has filed a motion to set aside that default judgment on the same grounds. All such proceedings remain pending. Thom Browne intends to vigorously defend its position.
On February 17, 2022, the New York Supreme Court in the City of New York issued a judgment dismissing Zegna’s claims seeking rescission of a lease of premises in New York City. The trial court found that the lease was still in full force and effect and ordered Zegna to pay the amount requested by the landlord as unpaid rent and fees. On March 10, 2022, the landlord filed a complaint requesting Zegna to pay the unpaid rent and fees accrued until March 2022. Following the latest developments, Zegna had accrued a provision of €28,254 thousand on its balance sheet at December 31, 2021. On July 13, 2022, Zegna and the landlord entered into a settlement agreement, following which the Group made a payment of €25,698 thousand and the remaining provision was reclassified to other current liabilities. See Note 33 — Provisions for risks and charges to the Consolidated Financial Statements.
Dividend Policy
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
In line with its dividend policy, in July 2022 the Company made a dividend distribution to the holders of Ordinary Shares of €0.09 per Ordinary Share, corresponding to a total dividend distribution of approximately €21.8 million. Such dividend distribution represents the first cash dividend paid by the Company since becoming a public company.
Subject to the finalization and adoption of the annual statutory accounts of the Company, provided that the distribution is permitted under Dutch law, and also subject to the approval of the proposed distribution by Zegna’s 2023 annual general meeting (which is currently expected to be on June 27, 2023), the Company intends to make a dividend distribution to the holders of Ordinary Shares of €0.10 per share, corresponding to a total dividend distribution to shareholders of approximately €25 million.
B. Significant Changes
Except otherwise disclosed within this report, no significant changes have occurred since the date of the Consolidated Financial Statements.

ITEM 9 THE OFFER AND LISTING
A. Offer and Listing Details
The Ordinary Shares are listed on NYSE under the symbol “ZGN.” Until February 27, 2023, the Public Warrants were listed on NYSE under the symbol “ZGN WS.” Following the Warrant Redemption, there are no Public Warrants outstanding.
B. Plan of Distribution
Not applicable.
C. Markets
See “—Offer and Listing Details” above.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10 ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Corporate Seat and Place of Effective Management
Zegna is a legal entity organized under the laws of the Netherlands. It has its corporate seat (statutaire zetel) in Amsterdam, the Netherlands. The address of Zegna is Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy. Since its incorporation Zegna has had, and it intends to continue to have, its place of effective management in Italy.
Zegna is registered with the Dutch Trade Register. Its trade register number is 84808640.
Share Capital and Form of Shares
At December 31, 2022, there were 242,802,746 Ordinary Shares issued and outstanding. At the same date, there were also 13,416,636 Public Warrants and 6,700,000 Private Placement Warrants outstanding.
On January 26, 2023, the Company announced a redemption of all Warrants, following which 19,322,846 Warrants were exercised on a cashless basis and 408,667 Warrants were exercised for cash, resulting in the issuance of an aggregate of 5,761,067 Ordinary Shares. The 385,123 remaining outstanding Warrants were redeemed on February 27, 2023.
As a result of the Warrant Redemption, as of March 28, 2023, there were 248,563,813 Ordinary Shares issued and outstanding and no Warrants outstanding.

At December 31, 2022, Zegna’s authorized share capital amounted to €18,700,000, divided into 400,000,000 Ordinary Shares, with a nominal value of €0.02 each, 200,000,000 Zegna Special Voting Shares A, with a nominal value of €0.02 each, 50,000,000 Zegna Special Voting Shares B, with a nominal value of €0.08 each and 15,000,000 Zegna Special Voting Shares C, with a nominal value of €0.18 each. In order to facilitate Zegna’s loyalty voting structure, the Zegna Articles of Association provide for transitional provisions to increase the authorized share capital when the Zegna Board makes the required filings with the Dutch Trade Register. All issued Ordinary Shares have been fully paid up.
At December 31, 2022, 54,140,913 Ordinary Shares were held by Zegna in treasury.
All issued and outstanding Ordinary Shares and Zegna Special Voting Shares are held in registered form. No share certificates may be issued.
Issuance of Shares
The Zegna Articles of Association provide that Ordinary Shares and Zegna Special Voting Shares may be issued or rights to subscribe for shares may be granted pursuant to a resolution adopted by the Zegna General Meeting at the proposal of the Zegna Board, or alternatively, by the Zegna Board if so designated by the Zegna General Meeting. Designation by resolution of the Zegna General Meeting cannot be withdrawn unless determined otherwise at the time of designation. The scope and duration of the Zegna Board’s authority to issue shares or grant rights to subscribe for shares (such as granting stock options) will be determined by a resolution of the Zegna General Meeting and relates, at the most, to all unissued shares in Zegna’s authorized capital on the date on which the Zegna Board resolves to issue shares or grant rights to subscribe for shares. The duration of this authority may not exceed a period of five years. Designation of the Zegna Board as the body authorized to issue shares or grant rights to subscribe for shares may be extended by a resolution of the Zegna General Meeting for a period not exceeding five years in each case. The maximum number of shares or rights to subscribe for shares that may be issued or granted by the Zegna Board is determined at the time of designation by the Zegna General Meeting.
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
Repurchase of Shares
Zegna and each of its subsidiaries may acquire Ordinary Shares and Zegna Special Voting Shares, subject to certain provisions of Dutch law and the Zegna Articles of Association and the articles of association of such subsidiary, as applicable. Ordinary Shares or Zegna Special Voting Shares may be acquired by Zegna or a subsidiary against no consideration or against consideration. Ordinary Shares or Zegna Special Voting Shares may only be acquired against consideration if (i) Zegna’s shareholders’ equity (eigen vermogen) less the acquisition price is not less than the sum of the paid-up and called-up share capital and any reserves to be maintained by Dutch law or the Zegna Articles of Association, (ii) Zegna and its subsidiaries would not thereafter hold shares or hold shares as pledgee with an aggregate nominal value exceeding 50% of Zegna’s then current issued and outstanding share capital, and (iii) the Zegna Board has been designated to do so by its shareholders at a Zegna General Meeting. The designation of the Zegna Board is not required if Zegna acquires fully paid-up Ordinary Shares for the purpose of transferring these to employees of Zegna under any applicable equity compensation plan.
On June 28, 2022, the Zegna General Meeting adopted a resolution to authorize the Zegna Board for a period of 18 months (starting from the date of such meeting, until December 28, 2023) to repurchase Ordinary Shares, on the open market, through privately negotiated repurchases, in self-tender offers, through accelerated repurchase arrangements or through other arrangements, for a total amount up to 10% of Zegna’s issued share capital at June 28, 2022. Notwithstanding the foregoing and in accordance with the terms of the resolution, the Zegna Board is authorized to repurchase Ordinary Shares representing up to 20% of Zegna’s issued share capital at June 28, 2022, if Zegna intends to cancel or transfer the repurchased Ordinary Shares within 12 months from the date of such repurchase, at prices ranging from the nominal value of the Ordinary Shares up to 110% of the market price for the Ordinary Shares and provided that (i) for open market or privately negotiated repurchases, the market price shall be the price for the Ordinary Shares on the NYSE at the time of the transaction; (ii) for self-tender offers, the market price shall be the volume weighted average price (the “VWAP”) for the Ordinary Shares on the NYSE during a period, determined by the Zegna Board, of no less than one and no greater than five consecutive trading days immediately prior to the expiration of the tender offer; and (iii) for accelerated repurchase arrangements, the market price shall be the VWAP for the Ordinary Shares on the NYSE over the term of the arrangement. The VWAP of any number of trading days shall be calculated as the arithmetic average of the daily VWAP on those trading days.
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
In addition, Dutch law contains detailed provisions regarding the reduction of share capital. A resolution to reduce the issued share capital shall not take effect before a two-month creditor opposition period has lapsed.

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
Pursuant to Dutch law and the Zegna Articles of Association, the Ordinary Shares are freely transferable. The Ordinary Shares which are registered in the Loyalty Register to participate in Zegna’s loyalty voting structure are subject to the transfer restrictions described under “—Terms and Conditions of the Zegna Special Voting Shares—Cancellation of Zegna Special Voting Shares.”
No Liability to Further Capital Calls
All issued Ordinary Shares have been fully paid up.
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
Pursuant to Dutch law and the Zegna Articles of Association, the Zegna Board or the Zegna General Meeting at the proposal of the Zegna Board are allowed to resolve upon interim distributions on Ordinary Shares. For this purpose, the Zegna Board must prepare an interim statement of assets and liabilities. Such interim statement shall show Zegna’s financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if (i) an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (ii) Zegna’s shareholders’ equity exceeds the sum of the paid-up and called-up share capital and any reserves to be maintained by Dutch law or the Zegna Articles of Association. Interim distributions may be made in cash and in kind (such as in the form of Ordinary Shares).
Holders of Zegna Special Voting Shares will not receive any dividends in respect of the Zegna Special Voting Shares; however, Zegna will maintain a separate dividend reserve for each class of Zegna Special Voting Shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the Zegna Special Voting Shares (as further described under “—Board of Directors—Loyalty Voting Structure”). Any distribution out of a special voting shares dividend reserve or the partial or full release of any such reserve will require a prior proposal from the Zegna Board and a resolution of the meeting of holders of the relevant class of Zegna Special Voting Shares, and will be made exclusively to the holders of the relevant class of Zegna Special Voting Shares in proportion to the aggregate nominal value of such relevant class of Zegna Special Voting Shares.
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
The Zegna Board is currently composed of eleven members, as described in “Item 6.A—Directors and Senior Management—Board of Directors.”
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
The Zegna Board may in its discretion grant one of the Zegna Non-Executive Directors the title Vice Chairman and may grant such additional titles the Zegna Board deems appropriate to any Zegna Director. The Zegna Board determines which Zegna Non-Executive Director will act as Lead Non-Executive Director and chair (voorzitter) as referred to under Dutch law.
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
Pursuant to the Zegna Board Regulations, the Zegna Board will only adopt resolutions at a meeting if the majority of the directors entitled to vote is present or represented at the meeting. If the Lead Non-Executive Director and the Chairperson believe there is an urgent situation that requires an immediate resolution by the Zegna Board, they may decide that the aforementioned quorum requirement does not apply provided that (i) at least two Zegna Directors entitled to vote are present or represented at the meeting including at least one Zegna Executive Director (provided, however, that any such Zegna Executive Director is entitled to vote on the matters being considered), and (ii) reasonable efforts have been made to involve the other Zegna Directors in the decision-making.

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
Indemnification of Zegna Directors and Officers
Under Dutch law, indemnification provisions may be included in a company’s articles of association. Pursuant to the Zegna Articles of Association, Zegna is required to indemnify any and all of the Zegna Directors, officers, former Zegna Directors, former officers and any person who may have served at its request as a director or officer of a subsidiary of Zegna, who were or are made a party or are threatened to be made a party or are involved in, any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each, a “Proceeding”), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding against any and all liabilities, damages, documented expenses (including attorney’s fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Notwithstanding the above, no indemnification will be made (i) in respect of any claim, issue or matter as to which any of the above-mentioned indemnified persons will be adjudged in a final and non-appealable decision to be liable for gross negligence or willful misconduct in the performance of such person’s duty to Zegna or (ii) to the extent that the costs or the capital losses of the above-mentioned indemnified persons are paid by another party or covered by an insurance policy and the insurer has paid out these costs or capital losses. This indemnification by Zegna will not be exclusive of any other rights to which those indemnified may be entitled otherwise.
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
The loyalty voting structure provides the Zegna shareholders with the opportunity to participate in the loyalty voting structure by requesting Zegna to register all or some of their Ordinary Shares in the Loyalty Register. The registration of Ordinary Shares in the Loyalty Register will block such shares from trading on the NYSE. If a number of Ordinary Shares have been registered in the Loyalty Register for an uninterrupted period of two years in the name of the same shareholder, such shares become eligible to receive Zegna Special Voting Shares A. The relevant shareholder will receive one Zegna Special Voting Share A per eligible Ordinary Share. Each Zegna Special Voting Share A will automatically be converted into a Zegna Special Voting Share B and each Zegna Special Voting Share B will automatically be converted into a Zegna Special Voting Share C, upon the issuance of the relevant conversion statement by Zegna. The requirements for the conversions are:
•after holding a number of Ordinary Shares for an uninterrupted period of five years following the registration of such number of Ordinary Shares in the Loyalty Register, and without such number of Ordinary Shares being de-registered from the Loyalty Register in such period, each Zegna Special Voting Share A corresponding to such number of Ordinary Shares will automatically be converted into a Zegna Special Voting Share B; and

•after holding a number of Ordinary Shares for an uninterrupted period of ten years following the registration of such number of Ordinary Shares in the Loyalty Register, and without such number of Ordinary Shares being de-registered from the Loyalty Register in such period, each Zegna Special Voting Share B corresponding to such number of Ordinary Shares will automatically be converted into a Zegna Special Voting Share C.
Each class of Zegna Special Voting Shares will entitle the relevant holders to the following number of votes, in addition to the voting rights attached to each Ordinary Share:
•each Zegna Special Voting Share A will entitle its holder with one extra vote;
•each Zegna Special Voting Share B will entitle its holder with four extra votes; and
•each Zegna Special Voting Share C will entitle its holder with nine extra votes.
If, at any time, a number of Ordinary Shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder will lose its entitlement to hold a corresponding number of Zegna Special Voting Shares.
A holder of Ordinary Shares registered in the Loyalty Register is allowed to request the de-registration of some or all of such shares from the Loyalty Register at any time, which will allow such shareholder to freely trade such shares. From the moment of such a request, the holder of the Ordinary Shares registered in the Loyalty Register will be considered to have waived his or her rights to cast any votes associated with the Zegna Special Voting Shares to be de-registered from the Loyalty Register. Upon the de-registration from the Loyalty Register, the holder of the relevant number of Ordinary Shares will cease to be entitled to receive Zegna Special Voting Shares. Any de-registration request will automatically trigger a mandatory transfer requirement pursuant to which the relevant Zegna Special Voting Shares will be acquired by Zegna for no consideration (om niet) in accordance with the Terms and Conditions of the Zegna Special Voting Shares.
The Ordinary Shares are freely transferable (subject to the limitations described under “—Transfer of Shares” above). However, any transfer or disposal of Ordinary Shares registered in the Loyalty Register not permitted by the Terms and Conditions of the Zegna Special Voting Shares will trigger the de-registration of such shares from the Loyalty Register and the transfer of all corresponding Zegna Special Voting Shares to Zegna.
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

Zegna Special Voting Shares Foundation
Pursuant to the Zegna Articles of Association, a Dutch foundation (stichting) (the “SVS Foundation”) has the right to subscribe for a number of Zegna Special Voting Shares A, Zegna Special Voting Shares B and Zegna Special Voting Shares C up to the number of such class of Zegna Special Voting Shares included in Zegna’s authorized share capital from time to time. The SVS Foundation is only allowed to exercise the option right to facilitate the loyalty voting structure set forth in the Zegna Articles of Association and the Terms and Conditions of the Zegna Special Voting Shares.
The option right is granted to the SVS Foundation for an unlimited period and is intended to ensure that holders of eligible Ordinary Shares in the future will receive their Zegna Special Voting Shares without requiring a resolution from the Zegna General Meeting. Under the structure of the SVS Foundation, once a shareholder of Zegna becomes entitled to receive Zegna Special Voting Shares A, Zegna will issue such Zegna Special Voting Shares A to the SVS Foundation pursuant to the SVS Foundation’s exercise of its option right and, thereafter, the SVS Foundation will transfer the Zegna Special Voting Shares A to such shareholder. To the extent required, and only if Zegna fails to issue a conversion statement, the SVS Foundation will have the right to subscribe for Zegna Special Voting Shares B and Zegna Special Voting Shares C to facilitate the loyalty voting structure.
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
Change of Control
A shareholder with Ordinary Shares registered in the Loyalty Register must promptly notify Zegna in the event of a change of control (as such term is defined in the Terms and Conditions of the Zegna Special Voting Shares) with respect to such shareholder and must make a de-registration request with respect to all his or her Ordinary Shares registered in the Loyalty Register. The de-registration request leads to a transfer of the Zegna Special Voting Shares as described under “—Board of Directors—Loyalty Voting Structure.” Notwithstanding Zegna not receiving any such notification, it will be allowed, upon becoming aware of a change of control, to initiate the de-registration of the relevant shareholder’s Ordinary Shares from the Loyalty Register.

Affirmative Vote of the Sponsor Nominee
Pursuant to the Zegna Articles of Association, the affirmative vote of the Sponsor Nominee is required for resolutions of the Zegna Board concerning the following matters, provided that the Sponsor Group satisfies the Minimum Holding Requirement:
•making a proposal to the Zegna General Meeting concerning any amendment of the Zegna Articles of Association which adversely affects the rights of the IIAC Sponsor specifically (as opposed to its rights arising from the ownership of Ordinary Shares or Zegna Special Voting Shares that are shared on a pro rata basis by the other holders of the same class);
•cessation or material alteration of the principal business of Zegna, including a material change to its corporate purpose, or change of jurisdiction of organization;
•expansion of the Zegna Board to more than fifteen members without granting the IIAC Sponsor the right to nominate an additional Zegna Director to preserve its proportional representation;
•dissolution or termination of any standing committee of the Zegna Board;
•deregistration of Zegna or delisting of the Ordinary Shares from the NYSE; and
•making a proposal to the Zegna General Meeting for the appointment or removal of Zegna’s independent auditors, but only if the replacement is not from among Deloitte, Ernst & Young, KPMG or PricewaterhouseCoopers.
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
Zegna General Meetings shall be convened by an announcement in a Dutch daily newspaper and a notice, which shall include an agenda stating the items to be discussed, including for the annual Zegna General Meeting, among other things, the discussion and adoption of the annual accounts, appropriation of Zegna’s profits, and proposals relating to the Zegna Board, including the appointment or re-appointment of Zegna Directors and the filling of any vacancies in the Zegna Board. In addition, the agenda shall include such items as have been included therein by the Zegna Board. One or more of shareholders, alone or together, representing at least 3% of the issued and outstanding share capital may also request to include items in the agenda of a Zegna General Meeting.
Requests must be made in writing and received by the Zegna Board at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those which have been included in the agenda. In accordance with the DCGC, a shareholder may only request the inclusion of an item on the agenda after consulting the Zegna Board in that respect. If one or more of Zegna’s shareholders intend to request that an item be put on the agenda for a Zegna General Meeting that may result in a change in Zegna’s strategy, pursuant to the DCGC, the Zegna Board may invoke a response time of a maximum of 180 days until the day of the Zegna General Meeting. In addition, if shareholders request a change to the composition of the Zegna Board or of corresponding provisions in the Zegna Articles of Association, and in the case of an unsolicited public offer, a statutory response time may be invoked by the Zegna Board pursuant to Dutch law, being a period of, depending on the circumstances, no more than 250 days. The Zegna General Meeting is presided over by the Chairperson or, if the Chairperson is absent or no Zegna Director has been designated as Chairperson, by the Lead Non-Executive Director.
The Zegna Directors may attend a Zegna General Meeting in person or by electronic means of communication. The chairperson of the meeting may decide at his or her discretion to admit other persons to the meeting.
The external auditor of Zegna may attend the annual Zegna General Meeting in which the annual accounts are discussed.
Record Date
When convening a Zegna General Meeting, the Zegna Board is allowed to determine that persons with the right to vote or attend such meeting are considered those persons who have these rights at the 28th day prior to the date of the meeting (the “Zegna Record Date”) and are registered as such in a register to be designated by the Zegna Board for such purpose, regardless of whether they have these rights at the date of the meeting. In order for a person to be able to attend a Zegna General Meeting and to have the right to vote in such meeting, such person must notify Zegna in writing of his or her intention to do so no later than on the day and in the manner mentioned in the convocation notice for the Zegna General Meeting.
Voting Rights and Quorum at Zegna General Meetings
Each Ordinary Share and each Zegna Special Voting Share A confers the right to cast one vote, each Zegna Special Voting Share B confers the right to cast four votes and each Zegna Special Voting Share C confers the right to cast nine votes in a Zegna General Meeting. For more information about the Zegna Special Voting Shares, please refer to “—Board of Directors—Loyalty Voting Structure.” No votes may be cast at a Zegna General Meeting on shares held by Zegna or Zegna’s subsidiaries. Nonetheless, the holders of a right of usufruct in respect of Ordinary Shares are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was acquired by Zegna or any of Zegna’s subsidiaries. Zegna may not cast votes on shares in respect of which Zegna or a subsidiary holds a right of usufruct or a right of pledge. Unless Dutch law or the Zegna Articles of Association state otherwise, all resolutions adopted at the Zegna General Meeting are adopted with a simple majority of the votes cast.
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
Meetings of holders of shares of a specific class may be convened no later than on the sixth day before the day of such meeting. The provisions applicable to Zegna General Meetings, except those concerning the frequency, notice period and the Zegna Record Date, will apply mutatis mutandis to the meetings of holders of shares of a specific class. See “—Zegna General Meetings—Voting Rights and Quorum at Zegna General Meetings.”
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
Amendments to the Zegna Articles of Association
A resolution of the Zegna General Meeting to amend the Zegna Articles of Association may only be adopted by the Zegna General Meeting at the proposal of the Zegna Board, which proposal requires the affirmative vote of the Sponsor Nominee if any amendment adversely affects the rights of the IIAC Sponsor specifically, as described under “—Affirmative Vote of the Sponsor Nominee.” A resolution regarding the amendment of the Zegna Articles of Association will require a simple majority of the votes cast.
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
Squeeze Out
Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who, for his or her own account, holds at least 95% of Zegna’s issued and outstanding share capital may initiate proceedings against the other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Dutch Enterprise Chamber (Ondernemingskamer) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil procedure (Wetboek van Burgerlijke Rechtsvordering). The Dutch Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one to three expert(s) who will offer an opinion to the Dutch Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Dutch Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a Dutch national daily newspaper.
Financial Reporting under Dutch Law
The Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving, the “FRSA”), applies to Zegna’s financial reporting. Under the FRSA, the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten, “AFM”) supervises the application of financial reporting standards by, among others, companies whose corporate seats are in the Netherlands and whose securities are listed on a regulated market within the EU or on an equivalent third (non-EU) country market. As Zegna has its corporate seat in the Netherlands and the Ordinary Shares are listed on the NYSE, the FRSA is applicable to Zegna.
Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from Zegna regarding the application of the applicable financial reporting standards and thereafter (ii) make informal arrangements with Zegna that must be observed in the future or make a notification to Zegna that its financial reports do not meet the applicable financial reporting standards, which notification may be accompanied by a recommendation to Zegna to issue a press release on the subject matter. If Zegna does not comply or comply adequately with such a request or recommendation, the AFM may request that the Dutch Enterprise Chamber orders Zegna to (i) provide an explanation on the way it has applied the applicable financial reporting standards to its financial reports or (ii) prepare its financial reports in accordance with the Dutch Enterprise Chamber’s instructions.
Certain Insider Trading and Market Manipulation Laws
Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 (the “MAR”) on abuse rules does not apply to Zegna or to the Ordinary Shares as the Ordinary Shares are solely listed on the NYSE, a stock exchange outside the European Economic Area. As a result, there are no EU rules or Dutch rules applicable to Zegna relating to market abuse, such as insider trading, tipping, market manipulation and notification rules for director dealings.
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
While Zegna intends to endorse the principles and best practice provisions of the DCGC, it does not apply all best practice provisions. The DCGC is based on a “comply or explain” principle. Accordingly, Zegna is required to disclose in its management report publicly filed in the Netherlands whether or not it is complying with the various provisions of the DCGC. If Zegna does not comply with one or more of those provisions (e.g., because of a conflicting NYSE requirement or U.S. market practice), Zegna is required to explain the reasons for such non-compliance in its Dutch statutory annual report relating to the fiscal year under review.

Registration Rights and Lock-Up Arrangements
Concurrently with the Closing, Zegna, the Zegna Initial Shareholders, the IIAC Sponsor and the IIAC Initial Shareholders (collectively, the “Holders”) entered into the Registration Rights Agreement, pursuant to which, among other things, the Holders have been granted certain registration rights with respect to certain Ordinary Shares and other equity securities of Zegna held by the Holders from time to time. Pursuant to the Registration Rights Agreement, Zegna has filed a registration statement registering for resale certain Ordinary Shares and other equity securities of Zegna held by the Holders. At any time and from time to time after the expiration of any lock-up to which a Holder’s shares are subject, if any, any Holder will be able to request to sell all or a portion of its registrable securities in an underwritten offering so long as the aggregate gross proceeds from the offering are reasonably expected to exceed $50 million. Zegna will under no circumstances be obligated to effect (i) more than 3 underwritten offerings in the aggregate in respect of all registrable securities held by the Zegna Initial Shareholders or (ii) more than 3 underwritten offerings in the aggregate in respect of all registrable securities held by the IIAC Initial Shareholders. The Registration Rights Agreement also provides for customary “piggyback” registration rights, subject to certain requirements and customary cut-backs. The Registration Rights Agreement also contains customary provisions regarding indemnification and contribution.
Concurrently with the execution of the Business Combination Agreement, IIAC and Zegna entered into the PIPE Subscription Agreements with certain investors, which provided customary registration rights to investors. In accordance with the PIPE Subscription Agreements, Zegna filed with the SEC a registration statement registering the resale of such shares. Zegna will use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the third anniversary of the Closing; (ii) the date the subscribers cease to hold any shares issued pursuant to the PIPE Subscription Agreements (the “registrable shares”); or (iii) the date all registrable shares may be sold by the subscribers under Rule 144 within 90 days without the public information, volume or manner of sale limitations of such rule. The PIPE Subscription Agreements for the Insider PIPE Subscribers contained certain restrictions on transfer with respect to the shares issued pursuant to such PIPE Subscription Agreements, which expired on December 17, 2022.
Concurrently with the Closing, the Zegna Initial Shareholders, the IIAC Sponsor and the IIAC Initial Shareholders entered into the Zegna Shareholders Lock-Up Agreement and the IIAC Sponsor Lock-Up Agreement, as applicable, with Zegna. Pursuant to the Zegna Shareholders Lock-Up Agreement, the Zegna Initial Shareholders agreed, among other things, not to sell, transfer or otherwise dispose of any Ordinary Shares owned by them (excluding any shares acquired in the PIPE Financing) until the earlier of (a) the date that is 18 months from the Closing Date and (b) the last trading day on which the volume weighted average share price of the Ordinary Shares equals or exceeds $12.50 per share for at least 20 trading days within any period of 30 consecutive trading days, commencing at least 180 days after the Closing Date. Such condition was satisfied on March 14, 2023 and the relevant shares are no longer subject to the lock-up. Pursuant to the IIAC Sponsor Lock-Up Agreement, subject to certain exceptions, the IIAC Sponsor and the IIAC Initial Shareholders agreed, among other things, not to sell, transfer or otherwise dispose of any Ordinary Shares or Warrants acquired in connection with the Business Combination in exchange for Class B Shares, Class A Shares subscribed for pursuant to the Forward Purchase Agreement and IIAC Private Placement Warrants, as applicable (excluding any shares acquired in the PIPE Financing), for a period of 180 days following the Closing Date, which expired on June 15, 2022; provided that, subject to certain adjustments: (i) the IIAC Sponsor (together with any other IIAC affiliates) will maintain beneficial ownership of a number of Ordinary Shares representing at least (a) 80% of the IIAC Sponsor’s initial stake immediately following the Closing (excluding, for the avoidance of doubt, Ordinary Shares acquired in the PIPE Financing) for a period of at least 18 months following the Closing Date, and (b) 40% of the IIAC Sponsor’s initial stake immediately following the Closing (excluding, for the avoidance of doubt, Ordinary Shares acquired in the PIPE Financing) for a period of at least 36 months following the Closing Date.
Shareholders Agreement
Concurrently with the Closing, Zegna, Monterubello, Ermenegildo Zegna and the IIAC Sponsor entered into the Shareholders Agreement, pursuant to which, among other things, for so long as the Sponsor Group satisfies the Minimum Holding Requirement, (i) the parties thereto will, and will cause their respective controlled affiliates to, exercise their rights and powers such that the Sponsor Nominee will only be (a) suspended as a Zegna Director if so requested in writing by the IIAC Sponsor unless the Zegna Board reasonably determined that not suspending the Sponsor Nominee would be in breach of the Zegna Board’s fiduciary duties and (b) dismissed as a Zegna Director if so requested in writing by the IIAC Sponsor or in the case of fraud or willful misconduct in the performance of the Sponsor Nominee’s office as a Zegna Non-Executive Director, (ii) Zegna will offer the Sponsor Nominee the opportunity to be proposed to the Zegna Board for appointment to serve on the Audit Committee and/or the Compensation Committee and (iii) the IIAC Sponsor will have the right to participate in certain capital raises of Zegna on the terms and subject to the exceptions contained in the Shareholders Agreement.
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
C. Material Contracts
Information regarding certain material contracts is included in this report under “Item 10.B—Memorandum and Articles of Association” and is incorporated herein by reference. See also Note 31 — Other current and non-current financial liabilities to the Consolidated Financial Statements for information on the put option arrangements with Thom Browne.
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

E. Taxation
Material United States Federal Income Tax Considerations
The following discussion is a summary of material U.S. federal income tax considerations applicable to owning Ordinary Shares and/or Warrants. This discussion applies only to Ordinary Shares and/or Warrants held as capital assets (generally held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:
•Financial institutions;
•Insurance companies;
•Mutual funds;
•Pension plans;
•S corporations;
•Broker-dealers;
•Traders in securities that elect mark-to-market treatment;
•Regulated investment companies;
•Real estate investment trusts;
•Trusts and estates;
•Tax exempt organizations (including private foundations);
•Investors that hold Ordinary Shares or Warrants as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;
•Holders that have a functional currency other than the U.S. dollar;
•U.S. expatriates;
•Investors subject to the U.S. “inversion” rules; and
•Holders owning or considered as owning (directly, indirectly or through attribution) (5% measured by vote or value) or more of Zegna’s Ordinary Shares; and
•Person who received any of Zegna’s stock or warrants as compensation.
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
This summary is based upon the U.S. Tax Code, the regulations promulgated by the U.S. Department of the Treasury, current administrative interpretations and practices of the U.S. Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS will not assert, or that a court will not sustain a position contrary to any of the tax considerations described below.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Ordinary Shares or Warrants, as the case may be, that is:
•An individual who is a U.S. citizen or resident of the United States;
•A corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•An estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•A trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the U.S. Tax Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.
•A “non-U.S. Holder” is a beneficial owner of Ordinary Shares or Warrants that is not a United States person and is not a partnership for United States federal income tax purposes.
•A holder should consult its own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of Ordinary Shares or Warrants in its particular circumstances.
U.S. Holders
Dividends and Other Distributions on Ordinary Shares
Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company Rules,” distributions on Ordinary Shares generally will be taxable as dividends for U.S. federal income tax purposes to the extent paid from Zegna’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Zegna’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Ordinary Shares and will be treated as described below under the heading “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent), which, as described below under the heading “— Material Dutch Tax Considerations—Zegna Shares and Warrants” and “—Material Italian Tax Considerations—Ordinary Shares and Warrants” is expected to be in respect of Italian, and not Dutch, taxes. Zegna does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles, and accordingly, U.S. Holders should expect to generally treat distributions on Ordinary Shares as dividends taxable at the highest U.S. tax rates.
In the case of a U.S. Holder that is a corporation owning at least 10 percent of Zegna shares by vote and value, a dividend received by such a U.S. Holder on a share of Zegna may be eligible for a dividends-received deduction with respect to the U.S. source portion of such dividends. Any such corporate U.S. Holders must have owned such shares for over 46 days during the 91-day period beginning on the date which is 45 days before the ex-dividend date. The Code also provides a dividends-received deduction for a dividend received from a “specified 10-percent owned foreign corporation” by a U.S. corporation that is a “10 percent U.S. Shareholder” with respect to the foreign-source portion of such dividend. However, the deduction for the foreign-source portion of dividends received by specified 10-percent owned foreign corporations is generally disallowed in its entirety if the common share with respect to which the dividend is paid is owned by such corporate U.S. Holder for less than 366 days during the 731-day period beginning on the date which is 365 days before the date on which the common share becomes ex-dividend with respect to such dividend. Zegna does not intend to track and identify whether any portion of a dividend constitutes “post-86 Undistributed U.S. earnings” or “Undistributed Foreign Earnings” for purposes of the dividends received deductions. U.S. Holders should contact their tax advisor to determine whether such rules apply to any dividends received.

Amounts treated as dividends that Zegna pays to a U.S. Holder that is taxable as a corporation generally will be taxed at regular rates. With respect to non-corporate U.S. Holders, subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be eligible for treatment as “qualified dividend income” and taxed at the lower applicable long-term capital gains rate only if, among others: (i) Ordinary Shares are readily tradable on an established securities market in the United States or Zegna is eligible for benefits under an applicable tax treaty with the United States; (ii) Zegna is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year; and (iii) certain holding period requirements are met. The Ordinary Shares are listed on the NYSE, so the first of these requirements is expected to be met. The amount of any dividend distribution paid in Euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of payment, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. The foreign currency gain or loss from such conversion will be ordinary income or loss and generally will be U.S. source.
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
Adjustment to Exercise Price
Under Section 305 of the U.S. Tax Code, if certain adjustments are made (or not made) to the number of shares to be issued upon the exercise of a Warrant or to the Warrant’s exercise price, a U.S. Holder may be deemed to have received a constructive distribution with respect to the warrant, which could result in adverse consequences for the U.S. Holder, including the recognition of dividend income (with the consequences generally as described above under the heading “Item 5.B—Memorandum and Articles of Association—Dividends and Other Distributions on Ordinary Shares”). The rules governing constructive distributions as a result of certain adjustments with respect to a Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences of any such constructive distribution with respect to a Warrant.
Passive Foreign Investment Company (“PFIC”) Rules
Significant potential adverse U.S. federal income tax consequences, including certain reporting requirements, generally apply to any United States person who owns, or is treated as owning through the application of certain “attribution” rules, shares in a PFIC. Zegna, however, does not expect that it will be a PFIC for the current taxable year or any future taxable year.
The treatment of U.S. Holders of Ordinary Shares and Warrants could be materially different from that described above if Zegna is treated as a PFIC for U.S. federal income tax purposes. A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value and any partnership in which Zegna owns more than 25% by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value and any partnership in which Zegna owns more than 25% by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Finally, if Zegna were treated as a PFIC, certain additional “attribution” rules may apply to treat U.S. Holders as indirectly owning the subsidiary legal entities of Zegna, only for purposes of applying the PFIC rules to such entities. See additional information under the heading “—Related PFIC Rules,” below.
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
Under these rules:
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or Warrants;

•the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Zegna’s first taxable year in which Zegna is a PFIC, will be taxed as ordinary income;
•the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.
PFIC Elections
In general, if Zegna is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of Ordinary Shares (but not Warrants) by making and maintaining a timely and valid Qualified Electing Fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of Zegna’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which Zegna’s taxable year ends and each subsequent taxable year. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. However, in order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. Zegna does not expect that it is or will become a PFIC and, therefore, presently does not intend to provide the information necessary for U.S. Holders to make or maintain a QEF election (but can provide no assurance in this regard).
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
Ownership of Zegna Special Voting Shares
Zegna believes that U.S. Holders holding Zegna Special Voting Shares should not have to recognize income in respect of amounts transferred to the Zegna Special Voting Shares dividend reserve that are not paid out as dividends. Section 305 of the U.S. Tax Code may, in certain circumstances, require a holder of preferred shares to recognize income even if no dividends are actually received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution.” Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. Zegna believes that Section 305 of the U.S. Tax Code should not apply to any amounts transferred to the Zegna Special Voting Shares dividend reserve that are not paid out as dividends so as to require current income inclusion by U.S. Holders because, among other things, (i) the Zegna Special Voting Shares are not redeemable on a specific date and a U.S. Holder is only entitled to receive amounts in respect of the Zegna Special Voting Shares upon liquidation, and (ii) Section 305 of the U.S. Tax Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a de minimis amount and, even if the amounts transferred to the special voting shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be “de minimis” as such term is used in the applicable Treasury Regulations. Zegna therefore intends to take the position that the transfer of amounts to the Zegna Special Voting Shares reserve that are not paid out as dividends does not result in a “constructive distribution,” and this determination is binding on all U.S. Holders of Zegna Special Voting Shares other than a U.S. Holder that explicitly discloses its contrary determination in the manner prescribed by the applicable regulations. However, because the tax treatment of the loyalty voting program is unclear and because Zegna’s determination is not binding on the IRS, it is possible that the IRS could disagree with Zegna’s determination and require current income inclusion in respect of such amounts transferred to the Zegna Special Voting Shares dividend reserve that are not paid out as dividends.
Disposition of Zegna Special Voting Shares
The tax treatment of a U.S. Holder that has its Zegna Special Voting Shares redeemed for zero consideration after removing its common shares from the Loyalty Register is unclear. It is possible that a U.S. Holder would recognize a loss to the extent of the U.S. Holder’s basis in its Zegna Special Voting Shares, which should equal the amount that was included in income upon receipt. Such loss would be a capital loss and would be a long- term capital loss if a U.S. Holder has held its Zegna Special Voting Shares for more than one year. It is also possible that a U.S. Holder would not be allowed to recognize a loss upon the redemption of its Zegna Special Voting Shares and instead a U.S. Holder should increase the basis in its Ordinary Shares by an amount equal to the basis in its Zegna Special Voting Shares. Such basis increase in a U.S. Holder’s Ordinary Shares would decrease the gain, or increase the loss, that a U.S. Holder would recognize upon the sale or other taxable disposition of its Ordinary Shares.
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
Non-U.S. Holders
Dividends
Dividends on Ordinary Shares paid to a non-U.S. Holder will not be subject to United States federal income tax unless the dividends are “effectively connected” with the conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment maintained by a non-U.S. Holder in the United States if that is required by an applicable income tax treaty as a condition for subjecting a non-U.S. Holder to United States taxation on a net income basis. In such cases, a non-U.S. Holder generally will be taxed in the same manner as a U.S. holder. Corporate non-U.S. Holders may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if eligible for the benefits of an income tax treaty that provides for a lower rate, on “effectively connected” dividends.
Capital Gains
Non-U.S. Holders will not be subject to United States federal income tax on gain recognized on the sale or other disposition of Ordinary Shares or Warrants unless the gain is “effectively connected” with the conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that is maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. Holder to United States taxation on a net income basis, or if the non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

Corporate non-U.S. Holders may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if eligible for the benefits of an income tax treaty that provides for a lower rate on “effectively connected” gains.
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
A non-U.S. Holder is generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-United States payor. A non-U.S. Holder is also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from sales effected at a U.S. office of a broker, as long as either (i) the non-U.S. Holder has furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) the non-U.S. Holder otherwise establishes an exemption.
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
Material Dutch Tax Considerations—Zegna Shares and Warrants
Taxation in the Netherlands
This summary outlines the principal Dutch tax consequences in connection with the acquisition, ownership and transfer of (i) the Ordinary Shares and, if applicable, the Zegna Special Voting Shares (“Zegna Shares”), and/or (ii) the Warrants. It does not present a comprehensive or complete description of all aspects of Dutch tax law which could be relevant to a holder of Zegna Shares and/or Warrants. For Dutch tax purposes, a holder of Zegna Shares and/or Warrants may include an individual or entity not holding the legal title to the Zegna Shares and/or Warrants, but to whom, or to which, the Zegna Shares and/or Warrants are, or the income therefrom is, nevertheless attributed based either on this individual or entity owning a beneficial interest in the Zegna Shares and/or Warrants or on specific statutory provisions. These include statutory provisions attributing Zegna Shares and/or Warrants to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Zegna Shares and/or Warrants.
This summary assumes that Zegna is organized and that its business will be conducted such that Zegna is considered to be exclusively tax resident in Italy, including for purposes of the Convention between the Kingdom of the Netherlands and the Republic of Italy for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the “Italy-Netherlands Tax Treaty”). This should not be impacted by the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) as Italy has made a provisional reservation to Article 4 (Dual Resident Entities).
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
Any reference made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the State of the Netherlands (Belastingregeling voor het land Nederland), the Tax Regulations for the Netherlands and Curacao (Belastingregeling Nederland Curaçao), the Tax Regulations for the Netherlands and St. Maarten (Belastingregeling Nederland Sint Maarten) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.
This summary is of non-limitative nature. Amongst others it does not describe any Dutch tax considerations or consequences that may be relevant where a holder of Zegna Shares and/or Warrants:
(i)is an individual and the holder’s income or capital gains derived from the Zegna Shares and/or Warrants are attributable to employment activities, the income from which is taxable in the Netherlands;
(ii)has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in Zegna within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) (the “ITA”). Generally, a holder of Zegna Shares and/or Warrants has a substantial interest in Zegna if the holder, alone or – in case of an individual – together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster-children) of the holder or the partner, owns or holds, or is deemed to own or hold shares (such as the Zegna Shares) or certain rights to shares, including rights to directly or indirectly acquire shares (such as the Warrants), directly or indirectly representing 5% or more of Zegna’s issued capital as a whole or of any class of shares or profit participating certificates (winstbewijzen) relating to 5% or more of Zegna’s annual profits or 5% or more of Zegna’s liquidation proceeds;
(iii)is an entity that, although it is in principle subject to Dutch corporate income tax under the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (the “CITA”), is not subject to Dutch corporate income tax or is fully or partly exempt from Dutch corporate income tax (such as a qualifying pension fund as described in section 5 CITA and a tax exempt investment fund (vrijgestelde beleggingsinstelling) as described in Section 6a CITA), or is an entity that is not tax resident in the Netherlands and that has a function comparable to a tax exempt investment fund (vrijgestelde beleggingsinstelling) as described in Section 6a CITA;
(iv)is an investment institution (beleggingsinstelling) as described in Section 28 CITA, or is an entity that is not tax resident in the Netherlands and that has a function comparable to an investment institution (beleggingsinstelling) as described in Section 28 CITA;
(v)is required to apply the participation exemption (deelnemingsvrijstelling) with respect to the Zegna Shares and/or Warrants (as defined in Section 13 CITA). Generally, a holder of Zegna Shares and/or Warrants is required to apply the participation exemption if it is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5% or more of the nominal paid-up share capital in Zegna; or
Withholding Tax
Based on Dutch domestic law, a holder of shares and/or warrants in a corporate entity incorporated under Dutch law is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed. In a tax ruling obtained in September 2022 and which is valid from January 1, 2022 to December 31, 2026, the Dutch tax authorities have, however, confirmed that an Italian corporate entity which has been legally converted into a Dutch N.V. is not considered to be incorporated under Dutch law, as a result of which this incorporation fiction does not apply. Provided that Zegna is exclusively tax resident in Italy for purposes of the Italy-Netherlands Tax Treaty and is not tax resident of the Netherlands based on any other criterion than the incorporation fiction, distributions made by Zegna will not be subject to Dutch dividend withholding tax regardless to whom they are made and identification of holders of Zegna Shares and/or Warrants will not be required. Any amount withheld from distributions made prior to the date on which the tax ruling was obtained, will be refunded to the holder of Zegna Shares.
Taxes on Income and Capital Gains
Residents of the Netherlands
The description of certain Dutch tax consequences in this summary is only intended for the following holders of Zegna Shares and/or Warrants:
(i)individuals who are resident or deemed to be resident in the Netherlands (“Dutch Resident Individuals”); and
(ii)entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands (“Dutch Resident Corporate Entities”).
Dutch Resident Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities
Generally, the Zegna Shares and/or Warrants held by a Dutch Resident Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, or who is so engaged or deemed to be engaged but the Zegna Shares and/or Warrants are not attributable to that enterprise or miscellaneous activities, will be subject to an annual income tax imposed on a fictitious yield on the fair market value of the Zegna Shares and/or Warrants on January 1 of each calendar year under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit from a Dutch Resident Individual’s assets and liabilities taxed under this regime, including the Zegna Shares and/or Warrants, is based on fictitious percentages applied to the fair market value of (i) bank savings, (ii) other assets, including the Zegna Shares and/or Warrants, and (iii) liabilities.
Taxation only occurs if and to the extent the sum of the fair market value of bank savings and other assets minus the fair market value of the liabilities exceeds a certain threshold (heffingvrij vermogen). The tax rate under the regime for savings and investments is a flat rate of 32%.
For the calendar year 2023, the fictitious percentages applicable are for the first category (bank savings) 0.01%, for the second category (other assets, including the Ordinary Shares) 6.17% and for the third category (bank savings and liabilities) 2.46%.
Transactions in the three months periods before and after January 1 will for this purpose be ignored unless the holder of Zegna Shares and/or Warrants can demonstrate that such transactions are implemented for other reasons than arbitration between fictitious yield percentages.
The fictitious percentages referred to above are considered by the Dutch government to be in compliance with a decision of the Dutch Supreme Court of 24 December 2021 (ECLI:NL:HR:2021:1963) regarding the incompatibility of the previous regime for savings and investments with the European Convention on Human Rights. Holders of Zegna Shares and/or Warrants are nevertheless advised to consult their tax advisor on whether any tax levied under the current regime for savings and investments, including in respect of the Zegna Shares and/or Warrants, is in accordance with this convention.
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
Non-Residents of the Netherlands
The description of certain Dutch tax consequences in this summary is only intended for the following holders of Zegna Shares and/or Warrants:

(i)individuals who are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Individuals”); and
(ii)entities that are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Corporate Entities”).
Non-Dutch Resident Individuals
A Non-Dutch Resident Individual will not be subject to any Dutch taxes on income or capital gains derived from the acquisition, holding or transfer of the Zegna Shares and/or Warrants unless:
(i)the Non-Dutch Resident Individual derives profits from an enterprise, whether as entrepreneur or by being co-entitled to the net worth of this enterprise other than as an entrepreneur or shareholder and this enterprise is fully or partly carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands to which the Zegna Shares are attributable;
(ii)the Non-Dutch Resident Individual derives benefits from miscellaneous activities carried on in the Netherlands in respect of the Zegna Shares and/or Warrants, including activities which are beyond the scope of active portfolio investment activities; or
(iii) the Non-Dutch Resident Individual is entitled to a share—other than by way of securities—in the profits of an enterprise, which is effectively managed in the Netherlands and to which the Zegna Shares and/or Warrants are attributable.
Non-Dutch Resident Corporate Entities
A Non-Dutch Resident Corporate Entity will not be subject to any Dutch taxes on income or capital gains derived from the acquisition, holding or transfer of the Zegna Shares and/or Warrants unless:
(i)the Non-Dutch Resident Corporate Entity derives profits from an enterprise, which is fully or partly carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands to which the Zegna Shares are attributable; or
(ii)the Non-Dutch Resident Corporate Entity is entitled to a share—other than by way of securities—in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which the Zegna Shares and/or Warrants are attributable.
Dutch Gift Tax or Inheritance Tax
No Dutch gift tax or inheritance tax is due in respect of any gift of the Zegna Shares and/or Warrants by, or inheritance of the Zegna Shares and/or Warrants on the death of, a holder of Zegna Shares and/or Warrants, unless:
(i)the holder is resident, or is deemed to be resident, in the Netherlands at the time of the gift or death of the holder;
(ii)the holder dies within 180 days after the date of the gift of the Zegna Shares and/or Warrants and was, or was deemed to be, resident in the Netherlands at the time of the holder’s death but not at the time of the gift; or
(iii)the gift of the Zegna Shares and/or Warrants is made under a condition precedent and the holder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.
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
As this is a general summary, holders of the Ordinary Shares, Zegna Special Voting Shares and/or the Warrants should consult their own tax advisors as to the Italian or other tax consequences connected with the acquisition, ownership and transfer of the Ordinary Shares, Zegna Special Voting Shares and/or the Warrants, including, in particular, the application to their particular situations of the tax considerations discussed below.
For purposes of this section, the following terms have the meaning defined below:
•“CITA”: Presidential Decree No. 917 of December 22, 1986 (the Consolidated Income Tax Act);
•“EEA State”: a State that is party to the European Economic Area Agreement;
•“Finance Act 2017”: Law No. 232 of December 11, 2016;
•“Finance Act 2018”: Law No. 205 of December 27, 2017;
•“Finance Act 2019”: Law No. 145 of December 30, 2018;
•“Finance Act 2020”: Law No. 160 of December 27, 2019;

•“Finance Act 2021”: Law No. 178 of December 30, 2020;
•“IRAP”: Regional Tax on productive activities;
•“IRES”: Italian corporate income tax;
•“Italian White List”: the list of countries and territories allowing a satisfactory exchange of information with Italy (i) currently included in the Italian Ministerial Decree of September 4, 1996, as subsequently amended and supplemented or (ii) once effective in any other decree or regulation that will be issued in the future to provide the list of such countries and territories (and that will replace Ministerial Decree of September 4, 1996), including any country or territory that will be deemed listed therein for the purpose of any interim rule;
•“Non-Qualified Holdings”: holdings of the Ordinary Shares, including the Warrants and any other rights or securities through which Ordinary Shares may be acquired, other than Qualified Holdings;
•“Qualified Holdings”: holdings of the Ordinary Shares, including the Warrants and any other rights or securities through which the Ordinary Shares may be acquired, that represent, in case of shares listed on regulated markets, either (i) more than 2% of the overall voting rights exercisable at ordinary shareholders’ meetings or (ii) an interest in Zegna’s issued and outstanding capital exceeding 5%; and
•“Transfer of Qualified Holdings”: transfers of the Ordinary Shares, including the Warrants and any other rights or securities through which the Ordinary Shares may be acquired, that exceed, over a period of 12 (twelve) months, the threshold for qualifying as Qualified Holdings. The twelve-month period starts from the date when the shares, securities and the rights owned represent a percentage of voting rights or interest in Zegna’s capital that exceeds the aforesaid thresholds. In case of rights or securities through which the Ordinary Shares may be acquired, the percentage of voting rights or interest in Zegna’s capital potentially attributable to the holding of such rights and securities is taken into account.
The Finance Act 2018 materially changed the tax regime applicable to dividends and capital gains from Qualified Holdings received or realized by Italian resident persons not engaged in a business activity and by non-resident persons without a permanent establishment in Italy. This section only describes the tax regime applicable to (i) dividends paid out of profits that Zegna has realized as of fiscal year 2018, and (ii) capital gains realized on the shares at January 1, 2019.
Taxation of Dividends
The tax regime summarized in this subsection “—Taxation of Dividends” applies only to classes of holders of the Ordinary Shares and, if applicable, of the Zegna Special Voting Shares that are described here below.
Dividends paid by Zegna are subject to the tax regime generally applicable to dividends paid by companies that are resident for tax purposes in the Republic of Italy. As mentioned, this subsection only describes the tax regime applicable to dividends paid out of profits that Zegna has realized as of fiscal year 2018.
Taxation of Holders of Ordinary Shares Tax Resident In Italy
Individuals not engaged in business activity
Under Decree No. 600 of September 29, 1973 (“Decree 600”), dividends paid from January 1, 2018 to Italian resident individuals who hold the Ordinary Shares neither in connection with a business activity nor in the context of the discretionary investment portfolio regime (risparmio gestito) as defined in subparagraph (A)(ii) below are subject to 26% tax withheld at source in Italy. In this case, the holders are not required to report the dividends in their income tax returns.
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

Individuals not engaged in business activity and holding the Ordinary Shares under the “risparmio gestito” regime
Dividends paid from January 1, 2018 to Italian resident individuals who do not hold the Ordinary Shares in connection with a business activity are not subject to any tax withheld at source in Italy if (a) the holder has entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract, and (c) the holder has elected for the discretionary investment portfolio regime (risparmio gestito) under Article 7 of Legislative Decree No. 461 of November 21, 1997 (“Decree 461”). In this case, the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subjected to a 26% substitute tax.
Sole Proprietors
Dividends paid to Italian resident individuals who hold the Ordinary Shares in connection with a business activity (“Sole Proprietors”) are not subject to any tax withheld at source in Italy, provided that, in this case, the holders declare at the time of receipt that the profits collected are from holdings connected with their business activity. In this case, dividends must be reported in the income tax return, but only 58.14% of such dividends are included in the holder’s overall business income taxable in Italy.
Partnerships (Italian “società in nome collettivo,” “società in accomandita semplice,” “società semplici” and similar Italian partnerships as referred to in Article 5 CITA)
No Italian tax is withheld at source on dividends paid to Italian business partnerships (such as Italian società in nome collettivo, società in accomandita semplice and similar partnerships as referred to in Article 5 CITA). Only 58.14% of such dividends is included in the overall business income to be reported by the business partnership.
If it is instead a non-business partnership (società semplice), based on Article 32-quarter of Law Decree No. 124 of October 26, 2019, as subsequently amended and supplemented, dividends are deemed to be received on a tax transparency basis by the partners and are subject to tax under the tax regime applicable to the relevant partner (i.e., as if they were directly paid to each partner).
Companies and other business entities referred to in Article 73(1)(a)-(b) CITA
No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations (società per azioni), partnerships limited by shares (società in accomandita per azioni), limited liability companies (società a responsabilità limitata) and public and private entities whose sole or primary purpose is to carry out business activities. Only 5% of such dividends are included in the overall business income subject to IRES, unless the Ordinary Shares are financial assets held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the holder’s overall business income subject to IRES.
For some types of companies and under certain conditions, dividends are also partially included in the net value of production, which is subject to IRAP.
Non-Business Entities Referred to in Article 73(1)(c) CITA
No Italian tax is withheld at source on dividends paid to Italian resident non-business entities referred to in Article 73(1)(c) CITA (including Italian resident trusts that do not carry out a business activity), except for Italian undertakings for collective investment (“OICR”). The dividends are fully included in the holder’s overall income subject to IRES (only 77.74% of the dividend would instead be included in the holder’s overall income if it were paid out of profits formed until the fiscal year that was current on December 31, 2016).
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
At the fiscal year current on January 1, 2021, according to Article 1(44—46) of Finance Act 2021, 50% of the dividends paid to non-business entities referred to in Article 73(1)(c) CITA will be excluded from their IRES taxable base provided that they: (i) exclusively or mainly carry out any of the qualifying non-profit activities listed in Article 1(45) of Finance Act 2021 and (ii) earmark the related tax savings to a non-distributable reserve and use these resources to finance these non-profit activities.
Persons exempt from IRES and persons outside the scope of IRES
Dividends paid to Italian resident persons that are exempt from IRES are generally subject to 26% tax withheld at source. No Italian tax is instead withheld at source on dividends paid to persons that are outside the scope of IRES (esclusi) under Article 74(1) CITA.
Pension funds and OICR (other than real estate AIF)
No Italian tax is withheld at source on dividends paid to (a) Italian pension funds governed by Legislative Decree No. 252 of December 5, 2005 (Decree 252) and (b) Italian OICR, other than real estate investment funds and Italian real estate SICAFs (real estate alternative investment funds, or Real Estate AIF).
Dividends received by Italian pension funds are taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% flat tax (imposta sostitutiva). Subject to certain conditions (including minimum holding period requirement) and limitations, dividends and other income from the Ordinary Shares may be excluded from the taxable base of the 20% flat tax if the pension fund earmarks the shares as eligible investment under Article 1(89)-(92) of Finance Act 2017 (as subsequently amended) to the extent, however, that investment in the shares (and other qualifying shares or units in undertakings for collective investment investing mainly in qualifying shares) represent no more than 10% of the gross asset value of the pension fund of the previous year.
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
The domestic withholding tax rate on dividends is 11% (and not 26%) if the recipients and beneficial owners of the dividends on the Ordinary Shares are pension funds that are set up in an EU Member States or an EEA State included in the Italian White List. These pension funds are not entitled to the relief described above. Moreover, Article 1(95) of Finance Act 2017 (as amended by Finance Act 2019) provides for an exemption from withholding taxation on dividends if a pension fund set up in an EU Member State or an EEA State holds shares in an Italian resident corporation (such as Zegna) for at least 5 years and only to the extent of dividends from investments in qualifying shares (or units in undertakings for collective investment investing mainly in qualifying shares) that represent no more than 10% of the gross asset value of the pension fund of the previous year. To benefit from this exemption, the EU pension fund (or an EEA pension fund established in a State allowing an adequate exchange of information) that is the beneficial owner of the dividends must submit an affidavit to the withholding agent whereby it declares that it meets the conditions for the exemption and that it undertakes to hold the shares for the required holding period.
At January 1, 2021, pursuant to Article 1(631-632) of Finance Act 2021, no Italian tax is withheld at source on dividends paid to (i) foreign undertakings for collective investment that comply with Directive 2009/65/EC, or (ii) foreign undertakings for collective investment that do not fall within the scope of Directive 2009/65/EC but whose asset manager is subject to regulatory supervision according to Directive 2011/61/EU, provided that in both case (i) and (ii) the foreign undertaking for collective investment is organized under the laws of an EU Member State or an EEA State that allows an adequate exchange of information.
Under Article 27-bis of Decree 600, which implemented in Italy the Directive 435/90/EEC of July 23, 1990, then recast in EU Directive 2011/96 of November 30, 2011 (the “Parent-Subsidiary Directive”), a company is entitled to a full refund of the withholding tax levied on the dividends if it (a) has one of the legal forms provided for in the appendix to the Parent-Subsidiary Directive, (b) is resident for tax purposes in an EU Member State without being considered to be resident outside the EU according to a double tax treaty signed with a non-EU country, (c) is subject in the country of residence to one of the taxes indicated in the appendix to the Parent Subsidiary Directive with no possibility of benefiting from optional or exemption regimes that have no territorial or time limitations, and (d) directly holds Ordinary Shares that represent an interest in the issued and outstanding capital of Zegna of no less than 10% for an uninterrupted period of at least one year. If these conditions are met, and as an alternative to submitting a refund request after the dividend distribution, the non-resident company may request that no tax is levied at the time the dividends are paid, provided that (x) the 1-year holding period under condition (d) above has already run and (y) the non-resident company promptly submits proper documentation. EU resident companies that are controlled directly or indirectly by persons that are not resident in a EU Member State may request the refund or the direct withholding exemption only if the EU resident companies prove that they do not hold the Ordinary Shares for the sole or primary purpose of benefiting from the Parent-Subsidiary Directive.
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
The application of the above-described tax relief, WHT reduction under the double tax treaties or WHT exemption, is subject to conditions required under the applicable laws and/or treaties, which may vary depending on the case, as well as to the fulfillment by the holders of certain formalities, such as the timely provision to the withholding tax agent of affidavits, self-statements and tax residence certificates. In this respect, holders should consult with their own independent tax advisors to determine whether they are eligible for, and how to obtain, such tax relief, WHT reductions or exemption.
Taxation of Distributions of Certain Capital Reserves
Special rules apply to the distribution of certain capital reserves, including reserves or funds created with share offerings’ premiums, adjusted interest paid by subscribers of shares, capital contributions, capital account payments made by holders or tax-exempt monetary revaluation funds. Under certain circumstances, such distribution may trigger taxable income in the hands of the recipients depending on the existence of current profits or outstanding profit reserves of the distributing company at the time of the distribution, and on the actual nature of the reserves so distributed. The application of such rules may also have an impact on the tax basis of the Ordinary Shares and the characterization of the taxable income received by the recipients as well as the tax regime applicable to it. Non-Italian resident holders may be subject to tax in Italy as a result of the distribution of such reserves pursuant to the same tax regime applicable to dividends as described at subsection “—Taxation of Dividends” above. Prospective investors should consult their advisers in case any distributions of such capital reserves occur.
Taxation of Capital Gains
The tax regime summarized in this subsection “—Taxation of Capital Gains” applies only to classes of holders of Ordinary Shares and, if applicable, Zegna Special Voting Shares that are described here below.
Taxation of Holders Of Ordinary Shares Tax Resident In Italy
Italian resident individuals not carrying out a business activity
Capital gains realized by Italian resident individuals upon the transfer for consideration of the Ordinary Shares (including the Warrants and securities or rights whereby Ordinary Shares may be acquired), other than capital gains realized in connection with a business activity, are subject to a 26% substitute tax (“CGT”). The taxpayer may opt for any of the following three tax regimes:
(i)The tax return regime (regime della dichiarazione). Under this regime, capital gains and capital losses realized during the tax year must be reported in the income tax return. The CGT on capital gains will be chargeable, on a cumulative basis, on all capital gains, net of any relevant incurred capital loss of the same nature. The CGT must be paid within the deadline for the payment of the balance income tax due on the basis of the tax return. Capital losses in excess of capital gains may be carried forward against capital gains of the same nature realized in the following four years, provided that such capital losses are reported in the tax return of the year when they were realized. Capital losses realized on transfers of Non-Qualified Holdings before 2019 should be allowed to offset capital gains realized on Transfers of Qualified Holdings as of 2019. The tax return method is mandatory if the taxpayer does not choose one of the two alternative regimes mentioned in (b) and (c) below.
(ii)The non-discretionary investment portfolio (risparmio amministrato) regime (optional). Under this regime, CGT is applied separately on capital gains realized on each transfer of the Ordinary Shares. This regime is allowed subject to (x) the Ordinary Shares being managed or in custody with Italian banks, broker-dealers (società di intermediazione mobiliare) or certain authorized financial intermediaries; and (y) an express election being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the Ordinary Shares (as well as in respect of capital gains realized at revocation of the intermediary’s mandate), net of any relevant capital losses. Capital losses may be carried forward and offset against capital gains realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Capital losses realized on transfers of Non-Qualified Holdings before 2019 should be allowed to offset capital gains realized on Transfers of Qualified Holdings as of 2019. Under this regime, the holder is not required to report capital gains in the annual income tax return.
(iii)The discretionary investment portfolio regime (risparmio gestito) (optional). This regime is allowed for holders who have entrusted the management of their financial assets, including the Ordinary Shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Ordinary Shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year end, which is subject to CGT. The managing authorized intermediary applies the tax on behalf of the taxpayer. Any decrease in value of the managed assets accrued at year end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Under this regime, the holder is not required to report capital gains in the annual income tax return.
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
Sole proprietors and business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA)
Capital gains realized by Italian Sole Proprietors and Italian business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA) upon transfer for consideration of the Ordinary Shares must be fully included in the overall business income and reported in the annual income tax return. Capital losses (or other negative items of income) derived by this class of holders upon transfer for consideration of the Ordinary Shares would be fully deductible from the holder’s income.
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
Companies and other business entities referred to in Article 73(1)(a)-(b) CITA
Capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)- (b) CITA (including partnerships limited by shares and public and private entities whose sole or primary purpose is carrying out business activity) upon transfer for consideration of the shares must be fully included in the overall taxable business income subject to IRES in the tax year in which the capital gains are realized or, upon election, may be spread in equal installments over a maximum of five tax years (including the tax year when the capital gain is realized). The election for the installment computation is only available if the shares have been held for no less than three years and booked as fixed financial assets (immobilizzazioni finanziarie) in the last three financial statements.
However, under article 87 of the CITA (“participation exemption” regime), capital gains arising from the disposal of the Ordinary Shares are tax-exempt for 95% of such capital gains, whereas the remaining 5% is included in the holders’ taxable income and is subject to IRES, if the following conditions are met:
(i)the Ordinary Shares have been uninterruptedly held as of the first day of the twelfth month prior to the transfer, treating the shares acquired on the most recent date as being transferred first (on a “last in first out” basis);
(ii)the Ordinary Shares have been booked as fixed financial assets in the first financial statement closed during the holding period. In case of holders that draft their financial statements according to IAS / IFRS international accounting standards, the Ordinary Shares are deemed as fixed financial assets if they are not accounted as “held for trading”;
(iii)residence for tax purposes of the participated entity in a country other than those with a privileged tax regime in accordance with the criteria set out in Article 47-bis(1) CITA. This requirement must be met at the time when the capital gain is realized, without interruption, since the beginning of the holding of the Ordinary Shares or, if the shares are held since more than five years and the disposal is made in favor of entities not belonging to the sale group of the seller, from at least the beginning of the fifth tax period preceding the one in which the gain is realized; and
(iv)the participated entity carries out a commercial business activity according to the definition set forth in Article 55 CITA; however, this requirement is not relevant for shareholdings in companies whose securities are traded on regulated markets (as for the Ordinary Shares). This requirement must be met at the time when the capital gain is realized, without interruption, from at least the beginning of the third tax period preceding the one in which the gain is realized.
The transfer of Ordinary Shares booked as fixed financial assets and Ordinary Shares booked as inventory must be considered separately with reference to each class.
If the requirements for the participation exemption are met, any capital loss realized on the Ordinary Shares cannot be deducted.
Capital losses and negative differences between revenue and costs for Ordinary Shares that do not meet the requirements for participation exemption are not relevant up to the non-taxable amount of dividends, or of accounts thereof, received in the thirty six months prior to their transfer. This provision applies with reference to shares acquired during the 36-month period prior to the realization of capital losses or negative differences, provided that the conditions under (c) and (d) above are met; such a provision does not apply to parties who prepare their financial statements in accordance with IAS / IFRS international accounting standards referred to in Regulation (EC) No. 1606/2002 of the European Parliament and Council of July 19, 2002.
When the amount of the aforesaid capital losses (and negative differences) deriving from a transaction (or a series of transactions) on shares traded on regulated markets is greater than €50,000.00, the taxpayer must report the data and the information regarding the transaction to the Italian tax authorities.
Moreover, in case of capital losses greater than €5,000,000.00 deriving from the transfer (or a series of transfers) of shares booked as fixed financial assets, the holder must report the data and the information to the Italian tax authorities. holders that draft their financial statements according to IAS / IFRS international accounting standards are under no such obligation.
For some types of companies and under certain conditions, capital gains on the Ordinary Shares are also included in the net value of production that is subject to IRAP, at the ordinary rates.
Non-business entities referred to in Article 73(1)(c) CITA and non-business partnerships referred to in Article 5 CITA
Capital gains realized, outside the scope of a business activity, by Italian resident non-business entities referred to in Article 73(1)(c) CITA (other than OICR) and Italian non-business partnerships as referred to in Article 5 CITA are subject to tax under the same rules as provided for capital gains realized by Italian resident individuals who do not hold Zegna in connection with a business activity. For a short description of a favorable regime available to certain social security entities, see subparagraph (A)(v) of the subsection “—Taxation of Dividends” above.
Pension funds and OICR (other than Real Estate “AIF”)
Capital gains on Ordinary Shares held by Italian pension funds governed by Decree 252 must be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% flat tax (imposta sostitutiva). For a short description of a favorable regime available to pension funds, subsection “—Taxation of Dividends” above.
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
At January 1, 2021, under Article 1(633) of Finance Act 2021, no tax applies in Italy on capital gains realized by (i) foreign undertakings for collective investment that comply with Directive 2009/65/EC, or (ii) foreign undertakings for collective investment that do not fall within the scope of Directive 2009/65/EC but whose asset manager is subject to regulatory supervision according to Directive 2011/61/EU, provided that in both case (i) and (ii) the foreign undertaking for collective investment is organized under the laws of an EU Member State or an EEA State that allows an adequate exchange of information. In any case, the provisions of double tax treaties entered into by Italy may apply if more favorable.
Taxation of Capital Gains Derived from the Warrants
Capital gains realized upon the sale of the Warrants are subject to the same tax regime applicable in case of sale of the Ordinary Shares as described in subsection “—Taxation of Capital Gains” above. At the purposes of determining the tax regime applicable, the sale of the Warrants shall be regarded as a Transfer of Qualified Holding if the Warrants sold would have granted the relevant holder with the right to hold (upon conversion) a Qualified Holding in Zegna.
Further to the conversion of the Warrants, the Italian tax regimes described under Sections “—Taxation of Dividends,” “—Taxation of Distributions of Certain Capital Reserves” and “—Taxation of Capital Gains” above will apply in the hands of the holders.
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
Transfer Tax
Contracts or other legal instruments relating to the transfer of securities (including the transfer of the Ordinary Shares and of the Warrants) are subject to registration tax as follows: (i) notary deeds (atti pubblici) and private deeds with notarized signatures (scritture private authenticate) executed in Italy must mandatorily be registered with the Italian tax authorities and are subject to €200.00 registration tax; and (ii) private deeds (scritture private) are subject to €200.00 registration tax only if they are voluntary filed for registration with the Italian tax authorities or if the so-called “caso d’uso” or “enunciazione” occurs.
Financial Transaction Tax
Article 1(491-500) of Law No. 228 of December 24, 2012 introduced a financial transaction tax (“FTT”) applicable, among others, to the transfers of the ownership of (i) shares issued by Italian resident corporations, (ii) participating financial instruments (as defined under Article 2346(6) of the Italian Civil Code) issued by Italian resident corporations, and (iii) securities representing equity investments in Italian resident corporations, regardless of the place of residence of the issuer of such securities and of the place where the contract has been concluded.
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
Subject to certain exceptions, transfers of assets and rights (including the Ordinary Shares, the Warrants and the Zegna Special Voting Shares) on death or by gift are generally subject to inheritance and gift tax as follows:
•at a rate of 4% in case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €1,000,000.00.
•at a rate of 6% in case of transfers made to relatives up to the fourth degree or relatives-in-law up to the third degree on the entire value of the transferred assets (in the case of transfers to brothers or sisters, the 6% rate is applicable only on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €100,000.00).
•at a rate of 8% in any other case.
•If the transfer is made in favor of persons with severe disabilities, the tax applies on the value exceeding €1,500,000.00 at the rates illustrated above, depending on the type of relationship existing between the deceased or donor and the beneficiary.
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
No disclosure requirements exist for financial assets (including, possibly, the Ordinary Shares, the Warrants and the Zegna Special Voting Shares) under management or administration entrusted to Italian resident intermediaries (Italian banks, broker-dealers (“SIM”), fiduciary companies or other professional intermediaries as indicated under Article 1 of Law Decree No. 167 of June 28, 1990) and for contracts concluded through their intervention, provided that the cash flows and the income derived from such assets and contracts have been subjected to Italian withholding tax or substitute tax by such intermediaries.
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
The mailing address of Zegna’s principal executive office is Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy and its telephone number is +39 01575911. Zegna’s agent for U.S. federal securities law purposes is Marta Madoro, c/o Ermenegildo Zegna Corporation, 7th Floor, 10 East 53rd Street, New York, NY, 10022. Zegna also maintains a website at https://ir.zegnagroup.com. In this report, the website addresses of the SEC and Zegna are provided solely for information and are not intended to be active links. Zegna is not incorporating the contents of the websites of the SEC and Zegna or any other entity into this report.
I. Subsidiary Information
Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKETS RISKS
For information relating to the market risks that Zegna is exposed to, refer to Note 38 — Qualitative and quantitative information on financial risks to the Consolidated Financial Statements included elsewhere in this report.
ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.

D. American Depositary Shares
Not applicable.

PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15 CONTROLS AND PROCEDURES
A. Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report.
Based on such evaluation, management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as a result of the material weaknesses in our internal control over financial reporting described in “Management’s Annual Report on Internal Control over Financial Reporting” below, our disclosure controls and procedures were not effective as of December 31, 2022.
B. Previously Disclosed Material Weaknesses
During fiscal year 2022, under the oversight of the Audit Committee of the Board of Directors, the Company began to implement a remediation plan to address the material weaknesses identified as of December 31, 2021. The following remedial actions were taken to enhance the control framework, including:
•Expanding the finance, accounting, compliance, and IT teams, including hiring several additional individuals with the requisite IFRS technical accounting and finance skills and experience to assist in the enhancement and implementation of internal control policies and procedures related to accounting matters in our business.
•Engaging external consultants with extensive expertise in internal control and SEC matters to assist management in implementing its internal control framework, performing a gap analysis and designing enhanced business and IT processes and controls.
These new dedicated resources and external consultants have assisted management in conducting an effective risk assessment process that is responsive to financial reporting risks, including those arising from fraud and changes in the Company's operating environment and business. These dedicated resources have also enabled us to implement certain general information technology controls over our information technology systems.
Management has determined that these enhancements to the Company’s risk assessment process operated effectively during fiscal year 2022 and consider the prior year material weakness related to the, “risk assessment process to identify and communicate appropriate objectives and fraud, and to identify and assess changes in the business that could affect our system of internal control” to be remediated as of December 31, 2022.
Despite the progress discussed above, there were several matters in 2022 that hindered our ability to fully remediate all of the material weaknesses identified in the prior year. These include:

(a)The implementation of the internal control framework and the performance of the gap analysis took a significant amount of time and resources, resulting in the design and implementation of the new internal control framework being completed in the fourth quarter of 2022, which meant that the controls did not have the opportunity to be implemented and operate for a sufficient period of time to demonstrate their operating effectiveness.
(b)The improvement of IT processes and controls required extensive resources and time due to the complexity of the Group and the heterogeneity of its IT environment. In 2022, several processes and controls related to certain IT elements have been improved but other remedial actions, including an appropriate segregation of duties, are still ongoing. Although we believe we have made significant progress, we do not consider that the material weakness related to general IT controls related to users’ access, including segregation of duties, and change management have been remediated.
(c)The process of selecting and hiring finance, accounting, compliance, and IT personnel started in March of 2022 and has taken significant time. However, we believe that the key positions have been filled by the end of 2022, with the exception of limited positions that require additional time. Furthermore, the extensive onboarding process resulted in delays in the timeliness of executing controls, or control activities were performed without sufficiently documented supporting evidence of their operating effectiveness.
(d)Because our internal control framework began operating in the last quarter of 2022, we began testing controls late in the year, which delayed the timing of identifying deficiencies and limited management's ability to adequately monitor and timely enforce corrective actions.
We believe that our efforts have improved our internal control over financial reporting and resulted in the remediation of certain of the material weaknesses identified as of December 31, 2021. Remediation of the material weaknesses identified as of December 31, 2022, will require further validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles.
C. Management’s Annual Report on Internal Control Over Financial Reporting
Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company’s system of internal control was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements.
The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets that could have a material effect on the financial statements.
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria set forth in the 2013 Committee of Sponsoring Organizations of the Treadway Commission Internal Control-Integrated Framework (“COSO framework”). Based on that assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to the existence of the material weaknesses described below.
Material Weaknesses in Internal Control over Financial Reporting
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

During our assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, we have identified deficiencies that, either individually or in the aggregate, rise to the level of material weaknesses in four components of internal control based on criteria established in the COSO framework.
We continued to identify deficiencies associated with the Control Environment component of the COSO framework, due to the resources with appropriate experience in IFRS and SEC reporting hired to perform control activities were not in place for a sufficient period of time to operate the control activities. Because of this and the late implementation of the internal control framework, the Company also identified deficiencies in the principles associated with the Control Activities component, specifically relating to:
–the inadequate and untimely implementation or operating effectiveness of control activities, including management review controls, across substantially all financial statement account balances and disclosures, and
–general information technology controls related to users’ access management, segregation of duties and change management.
As result of the failure of the Control Activities component, the Company identified deficiencies in the Information and Communication component of the COSO framework, specifically related to the principle associated with the inability to generate and provide quality information and communication necessary to support the functioning of internal control.
In addition, management identified a deficiency in the Monitoring component of the COSO framework, specifically related to the timely performance of control testing and the principle associated with the evaluation and communication of internal control deficiencies to those parties responsible for taking corrective action, including senior management and the Board of Directors, in a timely manner to allow for remediation.
Notwithstanding the conclusion by our Chief Executive Officer and Chief Financial Officer that our disclosure controls and procedures as of December 31, 2022 were not effective, and notwithstanding the material weaknesses in our internal control over financial reporting described above, our Chief Executive Officer and Chief Financial Officer believe that the consolidated financial statements and related financial information included in this Annual Report fairly present in all material respects our financial condition, results of operations and cash flows as of the dates presented, and for the periods ended on such dates, in conformity with IFRS.
Planned Remediation Activities for Fiscal Year 2023
Management’s remediation plan to address the material weaknesses existing as of December 31, 2022, includes the following:
–allowing the added resources with IFRS and SEC reporting experience to implement or operate the newly designed controls, including management review controls, across the different business processes and financial statement account balances and disclosures over a sufficient period of time to demonstrate their operating effectiveness.
–continuing to enhance and expand across the organization the implementation of the general information technology processes and controls, including implementing segregation of duties within the IT environment, which is expected to provide improvements in the quality of information and communication necessary to support the functioning of our system of internal control.
–continuing the monitoring of our system of internal control to timely communicate internal control deficiencies to those parties responsible for taking corrective action.
We cannot give assurance that the measures we are taking to remediate the material weaknesses will be sufficient or that they will prevent future material weaknesses. As management continues to evaluate and work to improve our internal control over financial reporting, we may determine it necessary to take additional measures or modify the remediation plan described above. The material weaknesses cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

D. Attestation Report of the Registered Public Accounting Firm
Deloitte & Touche S.p.A, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on our internal control over financial reporting as of December 31, 2022.
E. Changes in Internal Control over Financial Reporting
Except for the changes described above in connection with our remediation activities associated with the material weaknesses that existed as of December 31, 2022, there have been no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
Ermenegildo Zegna N.V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ermenegildo Zegna N.V. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company, the consolidated statements of profit and loss, comprehensive income and loss, changes in equity, and consolidated cash flow statements, and the related notes (collectively referred to as the "financial statements") as of and for the year ended December 31, 2022, of the Company and our report dated April 6, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

As described in “Management’s Annual Report on Internal Control over Financial Reporting” the Company has identified deficiencies that, either individually or in the aggregate, rise to the level of material weaknesses in four components of internal control based on criteria established in the COSO framework.

The Company continued to identify deficiencies associated with the Control Environment component of the COSO framework, due to the resources with appropriate experience in IFRS and SEC reporting hired to perform control activities were not in place for a sufficient period of time to operate the control activities. Because of this and the late implementation of the internal control framework, the Company also identified deficiencies in the principles associated with the Control Activities component, specifically relating to:

–the inadequate and untimely implementation or operating effectiveness of control activities, including management review controls, across substantially all financial statement account balances and disclosures, and
–general information technology controls related to users’ access management, segregation of duties and change management.

As a result of the failure of the Control Activities component, the Company identified deficiencies in the Information and Communication component of the COSO framework, specifically related to the principle associated with the inability to generate and provide quality information and communication necessary to support the functioning of internal control.

In addition, the Company identified a deficiency in the Monitoring component of the COSO framework, specifically related to the timely performance of control testing and the principle associated with the evaluation and communication of internal control deficiencies to those parties responsible for taking corrective action, including senior management and the Board of Directors, in a timely manner to allow for remediation.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2022, of the Company, and this report does not affect our report on such financial statements.

/s/ DELOITTE & TOUCHE S.p.A.

Turin, Italy
April 6, 2023

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
The Zegna Board has determined that Valerie A. Mars (the chairperson of the Audit Committee) qualifies as an “audit committee financial expert.” Ms. Mars is an independent director under the applicable NYSE rules, Rule 10A-3 under the Exchange Act and the DCGC.
ITEM 16B CODE OF ETHICS
We have adopted a Code of Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Ethics is available on our website. We intend to disclose any amendment to our Code of Ethics, or any waivers of its requirements, in our annual report on Form 20-F. For the year ended December 31, 2022, we did not grant any waivers of the Code of Ethics.
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte & Touche S.p.A., Turin Italy, PCAOB ID No.1376, the member firms of Deloitte & Touche and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2022 and 2021. We incurred the following fees from the Deloitte Entities for professional services for the years ended December 31, 2022 and 2021, respectively:

	For the years ended December 31,
(€ thousands)	2022	2021
Audit fees (1)	4,428	8,214
Audit-related fees	122	195
Tax fees	190	412
All other fees	22	154
Total	4,762	8,975
(1)The Audit fees in 2021 include (i) the PCAOB audit for the years ended December 31, 2020, 2019 and 2018 for €4,900 thousand in connection with the preparation of the consolidated financial statements as of and for the three years in the period ended December 31, 2020 for the purpose of Zegna’s Registration Statement on Form F-4 filed in connection with the Business Combination and (ii) the PCAOB audit for the year ended December 31, 2021.

•Audit fees are the aggregate fees charged by the Deloitte Entities for the audit of our annual consolidated financial statements, the review of our interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.
•Audit-related fees are the aggregate fees charged by the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for agreed upon procedures engagements and other attestation services subject to regulatory requirements. In 2021, approximately €120 thousand of audit-related fees were incurred in relation to the listing process.
•Tax fees are the aggregate fees charged by the Deloitte Entities for services related to tax compliance, tax advice and tax planning.
•All other fees are the aggregate fees charged by the Deloitte Entities for non-audit services rendered which are not listed above.

Audit Committee’s pre-approval policies and procedures
Our Audit Committee makes recommendations for the appointment, compensation and retention of our independent registered public accounting firm entrusted with the audit of our consolidated financial statements. Our Audit Committee has adopted a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves(if appropriate) specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm.
ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2022, no purchases of our equity securities registered pursuant to Section 12 of the Exchange Act were made by or on behalf of us or any affiliated purchaser.
ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not Applicable.
ITEM 16G CORPORATE GOVERNANCE
The discussion below summarizes the significant differences between our corporate governance practices and the NYSE listing standards applicable to U.S. companies. For a discussion regarding certain ways in which our governance practices deviate from those suggested in the DCGC, please see “Item 10.B—Memorandum and Articles of Association—Certain Disclosure and Reporting Obligations of Zegna Directors, Officers and Shareholders of Zegna.”
•NYSE listing standards generally require a majority of board members to be “independent” as determined under the NYSE listing standards. While the DCGC, in principle, also requires that a majority of board members be “independent,” the definition of “independent” under the DCGC differs in its details from the corresponding definition of “independent” under the NYSE listing standards. In some cases, DCGC requirements are stricter; in other cases the NYSE listing standards are stricter. Currently, a majority of the members of the Zegna Board are independent under the NYSE listing standards (7 out of 11 members). In 2022, a majority of the members of the Zegna Board were independent under the DCGC (6 out of 11 members). On April 5, 2023, Sergio P. Ermotti became Group Chief Executive Officer and President of the Group Executive Board of UBS Group, with which Zegna has a lasting and significant relationship; as a result, the Zegna Board currently comprises 5 independent members out of 11.
•NYSE listing standards require that when an audit committee member of a U.S. domestic listed company serves on four or more audit committees of public companies, the listed company should disclose (either on its website or in its annual proxy statement or annual report filed with the SEC) that the board of directors has determined that this simultaneous service would not impair the director’s service to the listed company. Dutch law does not require the Company to make such a determination.

•NYSE listing standards applicable to U.S. companies require that external auditors be appointed by the audit committee. The general rule under Dutch law is that external auditors are appointed by the Zegna General Meeting. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon at a Zegna General Meeting. Our Audit Committee is responsible for determining the process for selecting and determining the remuneration of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm.

•NYSE listing standards require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. The charter of our Compensation Committee states that more than half of the members of the Compensation Committee (including the chairperson) are independent under the DCGC. Currently, two out of three members of our Compensation Committee are independent both under the DCGC and under the NYSE listing standards. The charter of our Governance and Sustainability Committee states that more than half of the members of the Governance and Sustainability Committee are independent under the DCGC. Currently all three members of our Governance and Sustainability Committee are independent both under the DCGC and under the NYSE listing standards.

•Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, with limited exceptions set forth in the NYSE listing standards. As a foreign private issuer, we are permitted to follow our home country laws regarding shareholder approval of compensation plans. Under Dutch law such approval is only required in relation to members of the board of directors if the articles of association of a company (i.e., public limited liability company (naamloze vennootschap)) stipulate that a corporate body other than the general meeting is authorized to determine the remuneration of members of the board of directors. The adoption of sub-plans under an equity incentive plan that has been approved by the general meeting does not require separate approval of the company’s general meeting, provided, however, that such sub-plans are adopted within the framework and limits of the equity incentive plan as approved by the general meeting. Approval by the general meeting is also not required in respect of equity compensation plans for employees, provided, however, that (i) such employees are no members of the board of directors and (ii) the general meeting has authorized the board of directors to issue shares and/or rights to subscribe for shares.

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

1.1
English translation of the Articles of Association of Ermenegildo Zegna N.V. (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 20-F filed with the SEC on April 6, 2022 (file no. 001-41180))

1.2
English translation of Deed of Conversion and Amendment of the Articles of Association of Ermenegildo Zegna N.V. (incorporated by reference to Exhibit 1.2 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

2.1
Warrant Agreement, dated as of November 23, 2020, by and between Investindustrial Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4, filed with the SEC on August 27, 2021, File No. 333-259139)

2.2
Warrant Agreement Amendment, dated as of December 17, 2021, by and between Investindustrial Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.2 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

2.3
Warrant Assumption and Amendment Agreement, dated as of December 17, 2021, by and among Investindustrial Acquisition Corp., Ermenegildo Zegna Holditalia S.p.A., Continental Stock Transfer & Trust Company, Computershare Trust Company, N.A and Computershare Inc. (incorporated by reference to Exhibit 2.3 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

2.4
Warrant Agreement, dated as of December 17, 2021, by and between Ermenegildo Zegna N.V., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 2.4 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

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
4.3
Form of PIPE Subscription Agreement (Insider PIPE Subscribers) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4, filed with the SEC on August 27, 2021, File No. 333-259139)

4.4
Registration Rights Agreement, dated as of December 17, 2021, by and among Ermenegildo Zegna N.V., Investindustrial Acquisition Corp. and the shareholders designated on Schedule A and Schedule B thereto (incorporated by reference to Exhibit 4.8 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

4.5
Lock-up Agreement, dated as of December 17, 2021, by and among Ermenegildo Zegna N.V., Investindustrial Acquisition Corp., Strategic Holding Group S.à r.l and the other parties thereto (incorporated by reference to Exhibit 4.11 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

4.6
Lock-up Agreement, dated as of December 17, 2021, by and among Ermenegildo Zegna N.V., Monterubello s.s., and the shareholders designated as Zegna Holders on Schedule A thereto (incorporated by reference to Exhibit 4.12 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

4.7
Shareholders Agreement, dated as of December 17, 2021, by and among Monterubello s.s., Mr. Ermenegildo Zegna Di Monte Rubello, Investindustrial Acquisition Corp. L.P. and Ermenegildo Zegna N.V. (incorporated by reference to Exhibit 4.13 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

4.8†
Put Agreement, dated August 25, 2018, by and between Ermenegildo Zegna Holditalia S.p.A. and Mr. Thom Browne (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4, filed with the SEC on August 27, 2021, File No. 333-259139)

4.9
Amendment No. 1 to Put Agreement, dated May 13, 2021, by and between Ermenegildo Zegna Holditalia S.p.A. and Mr. Thom Browne (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4, filed with the SEC on August 27, 2021, File No. 333-259139)

4.10	Ermenegildo Zegna N.V. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.16 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)
8.1	List of subsidiaries of Ermenegildo Zegna N.V.
12.1	Certification of the Chief Executive Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
15.1	Consent of Deloitte and Touche S.p.A.

101	Interactive Data File
104	Cover Page Interactive Data File

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with the Instructions as to Exhibits of Form 20-F. The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ERMENEGILDO ZEGNA N.V.

	By:	/s/ Ermenegildo Zegna di Monte Rubello
April 6, 2023		Name: Ermenegildo Zegna di Monte Rubello
Title: Chairperson and Chief Executive Officer

ERMENEGILDO ZEGNA N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
Ermenegildo Zegna N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ermenegildo Zegna N.V. and subsidiaries (together the "Company") as of December 31, 2022 and 2021, the related consolidated statements of profit and loss, comprehensive income and loss, changes in equity, and consolidated cash flow statements, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 6, 2023, expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Property, Plant and Equipment and Right of Use Assets – Impairment of Directly Operated Store Assets — Refer to Notes 3, 4, 11, 18 and 19 to the financial statements

Critical Audit Matter Description

The financial statements as of December 31, 2022 include Property, Plant and Equipment (“PPE”) and Right of Use assets (“RoU assets”) amounting to Euro 126.1 million and Euro 375.5 million, respectively, which include assets relating to directly operated stores and strategic stores (together “DOS”). The Company recognized net impairment for the year ended December 31, 2022 of Euro 1.6 million, comprising of a net reversal of impairment of Euro 0.8 million to its DOS PPE and a net impairment of Euro 2.4 million to its RoU assets.

As discussed in Note 3 to the financial statements, for purposes of impairment testing, the Company determines the cash generating unit (“CGU”) for its PPE and RoU assets for DOS to be at the individual store level, except the strategic stores.

As discussed in Note 18 to the financial statements the impairment test is performed if there are indications of or changes to planning assumptions suggesting that the carrying amount is not recoverable. For this purpose, after preparing the annual budget plan, the Company conducts a triggering event test for each DOS. If defined year-on-year profitability indicators are not reached, the PPE and RoU assets of the store are tested. Further, where this relates to strategic stores, each strategic store is considered separate CGU when determining whether any impairment indicator is present. If an impairment indicator is identified, it is assessed whether other stores have benefitted from the strategic store. If the strategic store is determined to benefit other stores, an impairment test for the strategic store is performed as a group of CGUs at the segment level.

For each new DOS, it is expected to require a start-up period before they achieve the expected level of profitability, which generally extends for three years following the date of each stores opening. Therefore, when a DOS is in the start-up period, the Company considers there to be an indicator of possible impairment if the DOS profitability for the start-up period are lower than the DOS profitability expected in the approved initial plan for the store.

Impairment is recognized when the carrying value of a CGU for DOS assets exceeds the recoverable amount. In order to determine the recoverable amount, the Company estimated the DOS assets’ value in use by making significant estimates and assumptions, among others, related to future forecasted revenues and profits at each individual store and to the determination of appropriate discount rates. Estimates and assumptions related to future cash flows are determined based on the approved management’s budget and forecast for a period of three years and an estimate of the long-term growth rate.
We identified DOS impairment as a critical audit matter because the estimate of future cash flows to assess the recoverability of DOS assets required significant management judgment, primarily in relation to forecasting future revenues and profitability (including the effect of the global pandemic) as well as in relation to the determination of discount rates. Changes in these estimates could have a significant impact on the measurement of the recoverable amount, resulting in a possible adjustment to the impairment charge to be recorded. This management estimate area required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of the Company’s judgments used in these estimates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s judgments regarding the estimated future cash flows, specifically forecasts of future revenues and profitability and the selection of an appropriate discount rate, included the following, among others:

•We evaluated management’s ability to accurately forecast future cash flows by comparing actual results to management’s historical forecasts.

•We evaluated the consistency of management forecasts prepared at the DOS level to management’s segments-level forecasts.

•We evaluated the reasonableness of management’s estimated future cash flows, including management’s basis and approach for considering the impacts of changes in market conditions and economic events, by:

–Inquiring of the Company's executives to understand the business initiatives supporting the assumptions in the future cash flows, and

–Comparing the forecasts to (1) historical revenue and operating results; (2) internal communications regarding the Company’s business plan and strategy; and (3) industry and market conditions.

•With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates used in the impairment analysis by testing the source information used to select appropriate discount rates and the mathematical accuracy of the discount rate calculations.

Other non-current financial liabilities - Thom Browne Group - Refer to Notes 3, 4 and 31 to the financial statements

Critical Audit Matter Description

As of December 31, 2022, the Company has a put option to buy the remaining 10% of non-controlling interests in Thom Browne Inc. (“Thom Browne”), which is recognized as a financial liability of Euro 155.6 million.

The valuation of the non-current financial liability was based on management’s forecasts of Thom Browne’s future cash flows and their selection of an appropriate discount rate.
Management accounts for the put option agreement in accordance with IAS 32, Financial Instruments, recognizing a non-current financial liability for the Company’s estimated obligation under the option. The exercise price of the put option is dependent on a measure of the brand’s profitability at the exercise date. Therefore, the Company’s fair value determination of the non-current financial liability required management to make significant estimates and assumptions related to forecasts of future revenues and profits and to select an appropriate discount rate. Changes in above described assumptions could have a significant impact on the measurement of the non-current financial liability.

We identified the valuation of the non-current financial liability for the Thom Browne non-controlling interest put option as a critical audit matter because of the significant judgments made by management to estimate future revenues and profits of the Thom Browne Group and to select appropriate discount rate. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s estimates of future revenue and profits.

How the Critical Audit Matter Was Addressed in the Audit

Our procedures related to the valuation of the liability for the Thom Browne non-controlling interest put option included the following, among others:

•We evaluated management’s ability to accurately forecast revenues and profit of the Thom Browne Group by comparing actual revenue and profit results to management’s historical forecasts.

•We evaluated management’s assumptions related to future revenues and profits by:

–Inquiring of the Company's executives to understand the business initiatives supporting the assumptions in the future revenues and profits, and

–Comparing the forecasts to the current and past performance of the Thom Browne Group and to external market and industry data.

•With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates used in the valuation of the Thom Browne put option liability by testing the source information underlying management’s selection of a discount rate and testing the mathematical accuracy of the discount rate calculations.

/s/ DELOITTE & TOUCHE S.p.A.

Turin, Italy
April 6, 2023

We have served as the Company's auditor since 1995.

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
for the years ended December 31, 2022, 2021 and 2020

		For the years ended December 31,
(€ thousands, except per share data)	Notes	2022	2021	2020
Revenues	6	1,492,840	1,292,402	1,014,733
Other income	7	13,949	8,260	5,373
Cost of raw materials and consumables	8	(311,320)	(309,609)	(250,569)
Purchased, outsourced and other costs	9	(437,928)	(353,629)	(286,926)
Personnel costs	10	(395,087)	(367,762)	(282,659)
Depreciation, amortization and impairment of assets	11	(173,521)	(163,367)	(185,930)
Write downs and other provisions	12	(14)	(19,487)	(6,178)
Other operating costs	13	(41,142)	(180,836)	(30,399)
Operating Profit/(Loss)		147,777	(94,028)	(22,555)
Financial income	14	13,320	45,889	34,352
Financial expenses	14	(54,346)	(43,823)	(48,072)
Foreign exchange (losses)/gains	14	(7,869)	(7,791)	13,455
Result from investments accounted for using the equity method	20	2,199	2,794	(4,205)
Impairments of investments accounted for using the equity method	20	—	—	(4,532)
Profit/(Loss) before taxes		101,081	(96,959)	(31,557)
Income taxes	15	(35,802)	(30,702)	(14,983)
Profit/(Loss)		65,279	(127,661)	(46,540)
Attributable to:
Shareholders of the Parent Company		51,482	(136,001)	(50,577)
Non-controlling interests		13,797	8,340	4,037

Basic earnings per share in Euro	16	0.22	(0.67)	(0.25)
Diluted earnings per share in Euro	16	0.21	(0.67)	(0.25)

The accompanying notes are an integral part of these Consolidated Financial Statements

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND LOSS
for the years ended December 31, 2022, 2021 and 2020

		For the years ended December 31,
(€ thousands)	Notes	2022	2021	2020
Profit/(Loss)		65,279	(127,661)	(46,540)
Other comprehensive income/(loss), net of tax:
Items that will be subsequently reclassified to the statement of profit and loss:
Foreign currency exchange differences arising from the translation of foreign operations		10,098	40,324	(36,435)
Net gain/(loss) from cash flow hedges		21,744	(6,344)	649
Net (loss)/gain from financial instruments measured at fair value		(1,482)	444	287
Items that will not be subsequently reclassified to the statement of profit and loss:
Net actuarial gain/(loss) from defined benefit plans		1,092	(397)	499
Total other comprehensive income/(loss), net of tax	28	31,452	34,027	(35,000)
Total comprehensive income/(loss)		96,731	(93,634)	(81,540)
Attributable to:
Shareholders of the Parent Company		82,908	(102,106)	(85,389)
Non-controlling interests		13,823	8,472	3,849

The accompanying notes are an integral part of these Consolidated Financial Statements

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2022 and 2021

		At December 31,
(€ thousands)	Notes	2022	2021
Assets
Non-current assets
Intangible assets	17	455,908	425,220
Property, plant and equipment	18	126,139	111,474
Right-of-use assets	19	375,508	370,470
Investments accounted for using the equity method	20	22,648	22,447
Deferred tax assets	15	124,627	108,210
Other non-current financial assets	21	36,240	35,372
Total non-current assets		1,141,070	1,073,193
Current assets
Inventories	22	410,851	338,475
Trade receivables	23	177,213	160,360
Derivative financial instruments	24	22,454	1,786
Tax receivables		15,350	14,966
Other current financial assets	25	320,894	340,380
Other current assets	26	84,574	68,773
Cash and cash equivalents	27	254,321	459,791
Total current assets		1,285,657	1,384,531
Total assets		2,426,727	2,457,724

Liabilities and Equity
Share capital	28	5,939	5,939
Retained earnings	28	528,320	498,592
Other reserves	28	144,690	96,679
Equity attributable to shareholders of the Parent Company		678,949	601,210
Equity attributable to non-controlling interests	29	53,372	43,094
Total equity		732,321	644,304
Non-current liabilities
Non-current borrowings	30	184,880	471,646
Other non-current financial liabilities	31	178,793	167,387
Non-current lease liabilities	32	332,050	331,409
Non-current provisions for risks and charges	33	19,581	44,555
Employee benefits	34	51,584	42,263
Deferred tax liabilities	15	60,534	53,844
Total non-current liabilities		827,422	1,111,104
Current liabilities
Current borrowings	30	286,175	157,292
Other current financial liabilities	31	37,258	33,984
Current lease liabilities	32	111,457	106,643
Derivative financial instruments	24	2,362	14,138
Current provisions for risks and charges	33	13,969	14,093
Trade payables and customer advances	35	270,936	223,037
Tax liabilities		25,999	28,773
Other current liabilities	36	118,828	124,356
Total current liabilities		866,984	702,316
Total equity and liabilities		2,426,727	2,457,724

The accompanying notes are an integral part of these Consolidated Financial Statements

Ermenegildo Zegna N.V.
CONSOLIDATED CASH FLOW STATEMENT
for the years ended December 31, 2022, 2021 and 2020

		For the years ended December 31,
(€ thousands)	Notes	2022	2021	2020
Operating activities
Profit/(Loss)		65,279	(127,661)	(46,540)
Income taxes	15	35,802	30,702	14,983
Depreciation, amortization and impairment of assets	11	173,521	163,367	185,930
Financial income	14	(13,320)	(45,889)	(34,352)
Financial expenses	14	54,346	43,823	48,072
Foreign exchange losses/(gains)	14	7,869	7,791	(13,455)
Write downs and other provisions	12	14	19,487	6,178
Write downs of the provision for obsolete inventory	22	28,561	29,600	37,735
Result from investments accounted for using the equity method	20	(2,199)	(2,794)	4,205
Impairments of investments accounted for using the equity method	20	—	—	4,532
(Gains)/Losses arising from the disposal of fixed assets	13	(1,124)	1,153	1,091
Other non-cash expenses/(income), net	41	23,063	230,812	(27,698)
Change in inventories		(103,112)	(27,554)	(39,486)
Change in trade receivables		(15,623)	(12,294)	35,675
Change in trade payables including customer advances		43,511	31,426	(38,485)
Change in current and non-current provisions for risks and charges		(29,102)	(5,498)	(4,633)
Change in employee benefits		(8,676)	(13,456)	(2,360)
Change in other operating assets and liabilities		(38,216)	38,927	(3,038)
Interest paid		(24,938)	(17,487)	(21,023)
Income taxes paid		(49,258)	(63,300)	(36,425)
Net cash flows from operating activities		146,398	281,155	70,906
Investing activities
Payments for property plant and equipment		(49,114)	(79,699)	(27,630)
Proceeds from disposals of property plant and equipment		—	3,791	1,125
Payments for intangible assets		(24,185)	(14,627)	(11,524)
Proceeds from disposals of non-current financial assets		2,585	1,536	45,979
Payments for purchases of non-current financial assets		(111)	(4,431)	—
Proceeds from disposals of current financial assets and derivative instruments		46,487	92,021	253,201
Payments for acquisitions of current financial assets and derivative instruments		(32,412)	(76,058)	(166,334)
Business combinations, net of cash acquired		(585)	(4,224)	(2,245)
Acquisition of investments accounted for using the equity method	20	—	(313)	—
Net cash flows (used in)/from investing activities		(57,335)	(82,004)	92,572
Financing activities
Proceeds from borrowings	30	—	123,570	265,352
Repayments of borrowings	30	(159,719)	(160,210)	(221,029)
Repayments of other non-current financial liabilities	31	(3,919)	(4,287)	—
Payments of lease liabilities	32	(121,633)	(100,611)	(90,699)
Proceeds from capital contribution from Monterubello		10,923	—	—
Sale of shares held in treasury		3,390	6,343	—
Purchase of own shares		—	(384)	(945)
Dividends to owners of the parent		(21,852)	(102)	—
Dividends paid to non-controlling interests		(4,187)	(548)	(1,731)
Purchase of own shares from Monterubello	1	—	(455,000)	—
Proceeds from issuance of ordinary shares upon Business Combination	1	—	310,739	—
Proceeds from issuance of ordinary shares to PIPE Investors	1	—	331,385	—
Payments of transaction costs related to the Business Combination	1	—	(48,475)	—
Cash distributed as part of the Disposition		—	(26,272)	—
Payments for acquisition of non-controlling interests		—	(40,253)	—
Net cash flows used in financing activities		(296,997)	(64,105)	(49,052)
Effects of exchange rate changes on cash and cash equivalents		2,464	7,454	(7,761)
Net (decrease)/increase in cash and cash equivalents		(205,470)	142,500	106,665
Cash and cash equivalents at the beginning of the year	27	459,791	317,291	210,626
Cash and cash equivalents at the end of the year	27	254,321	459,791	317,291
The accompanying notes are an integral part of these Consolidated Financial Statements

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2022, 2021 and 2020

(€ thousands)	Share capital	Retained earnings	Other reserves	Currency translation reserve	Cash flow hedge reserve	Reserve for remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Total equity attributable to shareholders of the Parent Company	Total equity attributable to non-controlling interests	Total equity
At January 1, 2020	4,300	944,489	(268,927)	11,614	(2,862)	202	(44)	688,772	40,982	729,754
(Loss)/Profit	—	(50,577)	—	—	—	—	—	(50,577)	4,037	(46,540)
Other comprehensive income/(loss)	—	—	—	(36,274)	637	539	287	(34,811)	(189)	(35,000)
Dividends	—	—	—	—	—	—	—	—	(1,731)	(1,731)
Other changes	—	(676)	(944)	—	—	—	—	(1,620)	171	(1,449)
At December 31, 2020	4,300	893,236	(269,871)	(24,660)	(2,225)	741	243	601,764	43,270	645,034
(Loss)/Profit	—	(136,001)	—	—	—	—	—	(136,001)	8,340	(127,661)
Other comprehensive income/(loss)	—	—	—	40,197	(6,316)	(430)	444	33,895	132	34,027
Dividends	—	—	(102)	—	—	—	—	(102)	(548)	(650)
Capital increase related to the Business Combination	1,639	—	710,264	—	—	—	—	711,903	—	711,903
Purchase of own shares from Monterubello	—	—	(455,000)	—	—	—	—	(455,000)	—	(455,000)
Capital contribution from Monterubello	—	—	10,923	—	—	—	—	10,923	—	10,923
Issuance of shares held in treasury	—	—	5,959	—	—	—	—	5,959	—	5,959
Assignment of treasury shares	—	(31,823)	31,823	—	—	—	—	—	—	—
Acquisition of non-controlling interests	—	8,365	—	—	—	—	—	8,365	(8,365)	—
Acquisition of Ubertino	—	—	—	—	—	—	—	—	2,854	2,854
Share-based payments	—	—	74,978	—	—	—	—	74,978	—	74,978
Disposition	—	(235,185)	—	(20,465)	176	—	—	(255,474)	(2,589)	(258,063)
At December 31, 2021	5,939	498,592	108,974	(4,928)	(8,365)	311	687	601,210	43,094	644,304
Profit	—	51,482	—	—	—	—	—	51,482	13,797	65,279
Other comprehensive income/(loss)	—	—	—	10,223	21,744	941	(1,482)	31,426	26	31,452
Dividends	—	(21,852)	—	—	—	—	—	(21,852)	(4,187)	(26,039)
Sale of treasury shares, net	—	—	3,826	—	—	—	—	3,826	—	3,826
Share-based payments	—	—	13,579	—	—	—	—	13,579	—	13,579
Other changes	—	98	(820)	—	—	—	—	(722)	642	(80)
At December 31, 2022	5,939	528,320	125,559	5,295	13,379	1,252	(795)	678,949	53,372	732,321

The accompanying notes are an integral part of these Consolidated Financial Statements

Ermenegildo Zegna N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 2022, 2021 and 2020
1. General information
Ermenegildo Zegna N.V. (formerly known as Ermenegildo Zegna Holditalia S.p.A., and hereinafter referred to as “Zegna,” the “Company” or the “Parent Company” and together with its consolidated subsidiaries, or any one or more of them, as the context may require, the “Zegna Group” or the “Group”) is the holding company of the Zegna Group and is incorporated as a public company (naamloze vennootschap) under the laws of the Netherlands. The Company is domiciled in Amsterdam, the Netherlands, and the Company’s registered office is Viale Roma 99/100, Valdilana (Biella), Italy.
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
Business Combination and other transactions in 2021
On December 17, 2021, Zegna closed the previously announced business combination pursuant to a business combination agreement, dated as of July 18, 2021, as amended, by and among Zegna, Investindustrial Acquisition Corp. (“IIAC”) and EZ Cayman, a wholly-owned subsidiary of Zegna (“Zegna Merger Sub”), through a series of transactions as described below (the “Business Combination”).
Effective November 1, 2021, Ermenegildo Zegna Holditalia S.p.A. transferred its activities related to design and style, brand, marketing, planning, retail management, human resources, finance and accounting, legal, information technology and internal audit and compliance, and transferred 197 employees out of a total 212 employees to EZ Service S.r.l. (“EZ Service”), a limited liability company based in Italy that was incorporated on October 1, 2021 and is fully owned by Ermenegildo Zegna NV. Subsequent to this transfer the Company’s activities are primarily limited to holding investments in the subsidiaries of the Zegna group and conducting certain administrative, treasury, internal control and investor relations activities.
Also on November 1, 2021, Ermenegildo Zegna Holditalia S.p.A. completed the disposition of certain of its businesses (the “Disposition”), through the statutory demerger under Italian law to a new company owned by its existing shareholders. The Disposition included, inter alia, Ermenegildo Zegna Holditalia S.p.A.’s real estate business, consisting of its former subsidiary EZ Real Estate S.r.l. (“EZ Real Estate”), which directly and indirectly holds substantially all of the real estate assets formerly owned by the Zegna Group, as well as certain properties previously owned by Lanificio Ermenegildo Zegna e Figli S.p.A. (“Lanificio”), and its 10% equity interest in Elah Dufour S.p.A. Most of the real estate properties directly or indirectly owned by EZ Real Estate were, and continue to be, leased to Zegna also following the Disposition.
The following transactions related to the Business Combination were completed on December 17, 2021:
•Ermenegildo Zegna Holditalia S.p.A. implemented a cross-border conversion whereby it, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, converted into a Dutch public limited liability company (naamloze vennootschap) and transferred its legal seat from Italy to the Netherlands and amended its articles of association, upon which the Company changed its name to Ermenegildo Zegna N.V. (the “Conversion”);

•In connection with the Conversion, Zegna underwent a share split of 4,300,000 ordinary shares into 215,000,000 ordinary shares (the “Share Split”);
•Zegna Merger Sub merged with and into IIAC, with IIAC being the surviving entity in the merger (the “Merger”), as a result of which:
(a)each share of Zegna Merger Sub was converted into one IIAC ordinary share;
(b)a total number of 44,443,659 IIAC class A shares and class B shares were contributed to Zegna in exchange for an equivalent number of Zegna ordinary shares, representing a capital increase of €397.8 million measured based on the closing price of IIAC’s shares of $10.14 per share on December 17, 2021;
(c)13,416,637 outstanding IIAC public warrants were converted to an equivalent number of Zegna public warrants representing a right to acquire one Zegna ordinary share. The public warrants were measured at fair value by using the Euro equivalent of the closing price of IIAC warrants on December 17, 2021, amounting to a total of €20,723 thousand; and
(d)5,900,000 IIAC private placement warrants were exchanged for an equivalent number of Zegna private placement warrants representing a right to acquire one Zegna ordinary share, while the remaining 800,000 IIAC private placement warrants were transferred by Strategic Holding Group S.à r.l. to Zegna and Zegna issued a corresponding number of private placement warrants to certain of its directors. The private placement warrants were measured at fair value using a Monte Carlo simulation model, amounting to a total of €10,349 thousand;
(e)The issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period (“Escrow Shares”). The Escrow Shares were measured in accordance with IFRS 2 - Share-Based Payment (“IFRS 2”) using a Monte Carlo simulation model, amounting to a total of €37,906 thousand;
•Pursuant to certain agreements between Zegna and IIAC, the private investment in public equity investors (“PIPE Investors”) subscribed to an aggregate of 37,500,000 Zegna ordinary shares for an aggregate purchase price of €331.4 million;
•Zegna repurchased 54,600,000 of its ordinary shares from the Group’s controlling shareholder, Monterubello s.s. (hereinafter “Monterubello”), in exchange for consideration of €455.0 million.
•Transaction costs incurred by the Group in relation to the Business Combination amounted to €51.4 million (€2.9 million of which were paid in 2022), of which €17.3 million were recognized directly within equity and €34.1 million were recognized in the consolidated statement of profit and loss for the year ended December 31, 2021.
The following table shows a breakdown of the net cash proceeds in 2021 from the Business Combination:

(€ thousands)
Proceeds from issuance of ordinary shares upon Business Combination	310,739
Proceeds from issuance of ordinary shares to PIPE Investors	331,385
Purchase of own shares from Monterubello	(455,000)
Payments of transaction costs related to the Business Combination	(48,475)
Net cash proceeds from the Business Combination	138,649
Following the completion of the Business Combination, on December 20, 2021, Zegna’s ordinary shares and public warrants began trading on the New York Stock Exchange (“NYSE”) under the symbols “ZGN” and “ZGN WS,” respectively.

Accounting for the Business Combination
The Business Combination between Zegna and IIAC was accounted for as a capital reorganization in accordance with International Financial Reporting Standards. For accounting purposes, the Business Combination was treated as the equivalent of the Company issuing shares for the net assets of IIAC, which were stated at historical cost, with no goodwill or other intangible assets recorded.
It has been determined that IIAC does not meet the definition of a “business” pursuant to IFRS 3 - Business Combinations (“IFRS 3”), hence the transaction is accounted for within the scope of IFRS 2. In accordance with IFRS 2, the difference in the fair value of Zegna’s equity instruments deemed issued to IIAC shareholders (measured based on the closing price of IIAC’s shares of $10.14 per share on December 17, 2021) over the fair value of identifiable net assets of IIAC represents a service for listing amounting to €114,963 thousand and was accounted for as a share-based payment expensed as incurred.
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
These consolidated financial statements were approved and authorized for issuance by the Board of Directors of Ermenegildo Zegna N.V. on April 5, 2023.
Contents and structure of the Consolidated Financial Statements
The consolidated financial statements include the consolidated statement of profit and loss, the consolidated statement of comprehensive income and loss, the consolidated statement of financial position, the consolidated cash flow statement, the consolidated statement of changes in equity and the accompanying notes (collectively referred to as the “Consolidated Financial Statements”).
The financial reporting formats presented by the Group have the following characteristics:
•the consolidated statement of profit and loss is presented by nature, in line with internal reporting processes and business operations;
•the consolidated statement of comprehensive income and loss is presented as a separate statement and, in addition to presenting the components of profit and loss recognized directly in the consolidated statement of profit and loss during the period, presents the components of profit and loss not recognized in profit or loss as required or permitted by IFRS;
•the consolidated statement of financial position presents assets and liabilities by current and non-current items. Current items are those expected to be realized within 12 months from the reporting date or to be sold or consumed in the normal operating cycle of the Group;
•the consolidated cash flow statement has been prepared using the “indirect method,” as permitted by IAS 7 — Statement of Cash Flows (“IAS 7”), and presents cash flows by operating, investing and financing activities;
•the consolidated statement of changes in equity presents the movements in shareholder’s equity;
•the notes to the consolidated financial statements comprise a summary of the significant accounting policies and other explanatory information.
The Consolidated Financial Statements are presented in Euro, which is the functional currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.

The Consolidated Financial Statements have been prepared on a going concern basis and applying the historical cost method, modified as required by IFRS, primarily for certain financial assets and liabilities (including derivative instruments), which are measured at fair value, as further described in the accounting policies below. Income and expenses are accounted for on an accrual basis.
3. Summary of significant accounting policies
New standards and amendments applicable from January 1, 2022
The Group adopted amendments to IFRS 3 — Business combinations, which update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. There was no effect from the adoption of these amendments.
The Group adopted amendments to IAS 16 — Property, Plant and Equipment, which prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company should recognize such sales proceeds and the related cost in the income statement. There was no effect from the adoption of these amendments.
The Group adopted amendments to IAS 37 — Provisions, Contingent Liabilities and Contingent Assets, which specify which costs a company includes when assessing whether a contract will be loss-making. There was no effect from the adoption of these amendments.
The Group adopted Annual Improvements to IFRSs 2018—2020 Cycle. The improvements have amended four standards: i) IFRS 1 — First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 — Financial Instruments (“IFRS 9”) in relation to which fees an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 — Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 — Leases (“IFRS 16”) in relation to an illustrative example of reimbursement for leasehold improvements. There was no effect from the adoption of these amendments.
New standards, amendments and interpretations not yet effective
The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2023 or subsequent years are listed below:
In May 2017 the IASB issued IFRS 17 — Insurance Contracts, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of this standard or the amendments.
In January 2020 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.
In June 2020 the IASB issued amendments to IFRS 4 — Insurance Contracts which defer the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2023. The Group does not expect any impact from the adoption of these amendments.
In February 2021 the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

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
In December 2021 the IASB issued amendments to IFRS 17 — Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information, which provide a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendments are aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.
In September 2022 the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.
In October 2022 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.
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
Consolidation of foreign entities
Upon consolidation, all assets and liabilities of Group entities with a functional currency other than the Euro are translated using the closing rates at the date of the consolidated statement of financial position. Income and expenses are translated into Euro at the average foreign currency exchange rate for the period. Translation differences resulting from the application of this method are recognized within other comprehensive income/(loss) and accumulated in the currency translation reserve until the disposal of the investment, at which date the accumulated amount is reclassified to profit/(loss). Average foreign currency exchange rates for the period are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows. Goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the Euro are recognized in the Consolidated Financial Statements in the functional currency and translated at the foreign currency exchange rate at the acquisition date. These balances are translated at subsequent balance sheet dates at the relevant foreign currency exchange rate.
The following table presents the principal foreign currency exchange rates used by the Group to translate other currencies into Euro:

	2022		2021		2020
	At December 31,	Average	At December 31,	Average	At December 31,	Average
U.S. Dollar	1.067	1.053	1.133	1.183	1.227	1.142
Swiss Franc	0.985	1.005	1.033	1.081	1.080	1.070
Chinese Renminbi	7.358	7.079	7.195	7.629	8.023	7.874
Pound Sterling	0.887	0.853	0.840	0.860	0.899	0.890
Hong Kong Dollar	8.316	8.245	8.833	9.193	9.514	8.857
Singapore Dollar	1.430	1.451	1.528	1.589	1.622	1.574
United Arab Emirates Dirham	3.917	3.867	4.160	4.344	4.507	4.194
Japanese Yen	140.660	138.027	130.380	129.877	126.490	121.832
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
Scope of consolidation
Ermenegildo Zegna N.V. is the parent company of the Zegna Group and it holds, directly or indirectly, interests in the Zegna Group’s subsidiaries. The following table presents the Zegna Group’s scope of consolidation at December 31, 2022 and 2021:

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				At December 31,
				2022	2021
Companies consolidated on a line-by-line basis
Parent company
Ermenegildo Zegna N.V.	Amsterdam (Netherlands)	5,938,873
Italian subsidiaries
In.co. S.p.A.	Biella	4,050,000	Ermenegildo Zegna N.V.	100%	100%
Lanificio Ermenegildo Zegna e Figli S.p.A.	Valdilana (BI)	3,100,000	Ermenegildo Zegna N.V.	100%	100%
Ezi S.p.A.	Milan	5,750,000	Ermenegildo Zegna N.V.	100%	100%
EZ Service S.r.l.	Valdilana (BI)	500,000	Ermenegildo Zegna N.V.	100%	100%
Bonotto S.p.A.	Colceresa (VI)	1,239,600	Ermenegildo Zegna N.V.	60%	60%
Cappellificio Cervo S.r.l.	Biella	300,000	Ermenegildo Zegna N.V.	51%	51%
Thom Browne Services Italy S.r.l.	Milan	10,000	Thom Browne Trading SA	90%	90%
Thom Browne Retail Italy S.r.l.	Milan	10,000	Thom Browne Services Italy S.r.l.	90%	90%
Gruppo Dondi S.p.A.	Carpi (MO)	1,502,800	Ermenegildo Zegna N.V.	65%	65%
Tessitura Ubertino S.r.l.	Valdilana (BI)	100,000	Ermenegildo Zegna N.V.	60%	60%
Foreign subsidiaries
Investindustrial Acquisition Corp. (“IIAC”)	Cayman Islands	5,614	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Giyim Sanayi ve Tic. A. S.	Istanbul (Turkey)	32,291,439	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna H.m.b.H.	Wien (Austria)	610,000	Ermenegildo Zegna N.V.	100%	100%
Société de Textiles Astrum France S.à.r.l.	Paris (France)	500,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna GmbH	Munich (Germany)	6,577,421	Ermenegildo Zegna N.V.	100%	100%
Zegna Japan Co., LTD	Minato-Ku-Tokyo (Japan)	100,000,000	Ermenegildo Zegna N.V.	100%	100%
Fantasia (London) Limited	London (UK)	7,000,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna S.A. de C.V.	Ciudad de Mexico (Mexico)	459,600,000	Ermenegildo Zegna N.V.	100%	100%
Ezeti Portugal. S.A.	Lisbon (Portugal)	800,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Madrid S.A.	Barcelona (Spain)	901,500	Ezeti S.L.	70%	70%
Ezeti S.L.	Barcelona (Spain)	500,032	Italco S.A.	100%	100%
Italco S.A.	Sant Quirze (Spain)	1,911,300	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Czech s.r.o	Prague (Czech Republic)	1,350,000	Ermenegildo Zegna N.V.	100%	100%
Co.Ti. Service S.A.	Stabio (Switzerland)	27,940,000	Ermenegildo Zegna N.V.	100%	100%
Consitex S.A.	Stabio (Switzerland)	15,000,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Corporation	New York, NY	500,000	Ermenegildo Zegna N.V.	100%	100%
Zegna (China) Enterprise Management Co., Ltd.	Shanghai (China)	58,309,140	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna (China) Co., LTD	Shanghai (China)	50,000,000	Ermenegildo Zegna N.V.	100%	100%

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				At December 31,
				2022	2021
Ismaco Amsterdam B.V.	Amsterdam (Netherlands)	226,890	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Far-East Pte LTD	Singapore	21,776,432	Consitex S.A.	100%	100%
Ermenegildo Zegna Hong Kong LTD	Hong Kong	538,240,000	Ermenegildo Zegna N.V.	100%	100%
E.Z. Trading (Hong Kong) LTD	Hong Kong	58,620,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Canada Inc.	Toronto (Canada)	700,000	Consitex S.A.	100%	100%
Ermenegildo Zegna Australia PTY LTD	Sydney (Australia)	18,000,000	Ermenegildo Zegna Far-East Pte LTD	100%	100%
E. Z. New Zealand LTD	Auckland (New Zealand)	3,300,000	Ermenegildo Zegna N.V.	100%	100%
Ezesa Argentina S.A.	Buenos Aires (Argentina)	9,421,014	Ermenegildo Zegna N.V. / Italco S.A.	100%	100%
E. Z. Thai Holding Ltd	Bangkok (Thailand)	3,000,000	Ermenegildo Zegna N.V.	49%	49%
The Italian Fashion Co. LTD	Bangkok (Thailand)	16,000,000	E. Z. Thai Holding Ltd / Ermenegildo Zegna Far-East Pte LTD	65%	65%
Zegna South Asia Private LTD	Mumbai (India)	902,316,770	Ermenegildo Zegna N.V.	51%	51%
ISMACO TEKSTİL LİMİTED ŞİRKETİ	Istanbul (Turkey)	10,000,000	Ermenegildo Zegna N.V. / Ismaco Amsterdam B.V.	100%	100%
Ezesa Brasil Participacoes LTDA	San Paolo (Brazil)	77,481,487	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna (Macau) LTD	Kowloon Bay (Hong Kong)	4,650,000	Consitex S.A.	100%	100%
Ermenegildo Zegna Malaysia Sdn. Bhd.	Kuala Lumpur (Malaysia)	3,000,000	Ermenegildo Zegna Far-East Pte LTD	100%	100%
Ermenegildo Zegna Maroc S.A.R.L.A.U.	Casablanca (Morocco)	530,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Vietnam LLC	Hanoi City (Vietnam)	132,294,900,000	Ermenegildo Zegna N.V.	90%	77%
Zegna Gulf Trading LLC	Dubai (UAE)	300,000	Consitex S.A.	49%	49%
EZ US Holding Inc.	Wilmington (U.S.A.)	1,000,099	Consitex S.A.	100%	100%
E.Zegna Attica Single Member Societé Anonyme	Athens (Greece)	650,000	Ermenegildo Zegna N.V.	100%	100%
Zegna for Retail of Readymade and Novelty Clothes W.L.L.	Kuwait City (Kuwait)	125,000	Zegna Gulf Trading LLC	49%	—%
Thom Browne Inc.	Wilmington (U.S.A.)	5,510	Ermenegildo Zegna N.V.	90%	90%
Thom Browne Japan Inc.	Tokyo (Japan)	1,000,000	Thom Browne Inc.	90%	90%
Thom Browne Trading SA	Stabio (Switzerland)	100,000	Thom Browne Inc.	90%	90%
Thom Browne France Services	Paris (France)	50,000	Thom Browne Trading SA	90%	90%
Thom Browne UK Limited	Beckenham (UK)	1	Thom Browne Trading SA	90%	90%
Thom Browne (China) Co., Ltd.(*)	Shanghai (China)	900,000	Thom Browne Trading SA	90%	90%
Thom Browne (Macau) Limited	Hong Kong	500,000	Thom Browne Trading SA	90%	90%
Thom Browne Canada	Vancouver (Canada)	100	Thom Browne Trading SA	90%	90%
Thom Browne Hong Kong Limited	Hong Kong	500,000	Thom Browne Trading SA	90%	90%
Thom Browne Eyewear (T.B.E.) SA	Stabio (Switzerland)	1,000,000	Thom Browne Trading SA	90%	—%
Thom Browne Eyewear France SAS	Paris (France)	40,000	Thom Browne Eyewear SA	90%	—%
Investments accounted for using the equity method
Italian associates and joint arrangements
Pelletteria Tizeta S.r.l.	Sesto Fiorentino (FI)	206,816	Ermenegildo Zegna N.V.	50%	50%
Filati Biagioli Modesto S.r.l.	Montale (PT)	7,900,000	Ermenegildo Zegna N.V.	40%	40%
Foreign associates and joint arrangements
Tom Ford International LLC	Delaware (U.S.A.)	82,366,000	EZ US Holding Inc.	15%	15%
Other investments valued at fair value

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				At December 31,
				2022	2021
Acquedotto Piancone S.r.l.	Valdilana (BI)	42,000	Lanificio Ermenegildo Zegna e Figli S.p.A.	67%	67%
Pettinatura di Verrone S.r.l.	Verrone (BI)	3,000,000	Lanificio Ermenegildo Zegna e Figli S.p.A.	15%	15%
Sharmoon.EZ.Garments Co. Ltd	Wenzhou (China)	100,000,000	Ermenegildo Zegna N.V.	50%	50%
F2 S.r.l.	Schio (VI)	90,000	Bonotto S.p.A.	29%	29%
Consorzio Re.Crea	Milan	660,000	Ermenegildo Zegna N.V.	17%	—%
_________________
(*)     Formerly known as Tailoring Luxury Co. Ltd.

The following changes in the scope of consolidation of the Group occurred during the year ended December 31, 2022:
•In March 2022, Thom Browne Eyewear (T.B.E.) SA, a limited liability company based in Switzerland and fully owned by Thom Browne Trading SA, was incorporated, primarily to manage the design, production, and sale of eyewear, jewelry and similar products. The Group held a 90% interest in the company at December 31, 2022.
•In June 2022, the Group acquired an additional 13.9% interest in Ermenegildo Zegna Vietnam LLC through a capital increase of €2,232 thousand, following which the Group owns 90.5% of the company (76.6% at December 31, 2021).
•In August 2022, Zegna for Retail of Readymade and Novelty Clothes W.L.L., a limited liability company fully owned by Zegna Gulf Trading LLC, was incorporated, primarily to manage the operating activities in Kuwait. The Group held a 49% interest in the company at December 31, 2022.
•In August 2022, Consorzio Re. Crea was founded by the Group together with other leading companies and groups within the fashion industry in order to manage end-of-life of textile and fashion products and with a view to promote research and development of innovative recycling solutions. The Group held a 16.7% interest in the company at December 31, 2022.
•In December 2022, Thom Browne Eyewear France SAS, a limited liability company based in France and fully owned by Thom Browne Eyewear SA, was incorporated, primarily to provide consultancy and management services in the business of sales of eyewear and accessories as well as to ensure the conformity of such products according to European regulations. The Group held a 90% interest in the company at December 31, 2022.
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
If the asset being depreciated consists of separately identifiable components whose useful life differs from that of the other parts making up the asset, depreciation is charged separately for each of its component parts through application of the “component approach.”
Property, plant and equipment is tested for impairment when impairment indicators are identified, such as a scheduled closure of a store or site, a redundancy plan or a downward revision of market forecasts. When an asset’s recoverable amount is less than its net carrying amount, an impairment loss is recognized. Where the recoverable amount of an individual asset cannot be determined precisely, the Group determines the recoverable amount of the cash-generating unit (“CGU”) or group of CGUs to which the asset belongs. Any gain or loss on disposal of property, plant and equipment is recognized in profit or loss.
Intangible assets with an indefinite useful life
Goodwill
Goodwill on acquisitions of subsidiaries is initially recognized in accordance with IFRS 3 — Business Combinations, as further described below, and is recorded within intangible assets. In accordance with IAS 36 — Impairment of assets (“IAS 36”), goodwill is not amortized and is tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Goodwill is allocated to each of the Group’s CGUs (or groups of CGUs) expected to benefit from the synergies of the combination. CGUs (or groups of CGUs) to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, in order to verify that the recoverable amount of the CGU (or groups of CGUs) is not less than the carrying amount of the CGU (or groups of CGUs).
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
Brands with an indefinite useful lives
Brands with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses. Brands with indefinite useful lives are not amortized but are tested for impairment at least annually, or more frequently, if facts or circumstances indicate that the asset may be impaired.
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
Software
Software acquired as part of recurring operations and software developed in-house by the Group which meet the relevant criteria in IAS 38 — Intangible Assets (“IAS 38”) are capitalized and amortized on a straight-line basis over their useful lives.
Know how
As a result of the acquisition of Tessitura Ubertino in June 2021, the Group recognized intangible assets relating to know how, which were initially recognized at their fair value at the date of acquisition and will be amortized over a 5 year period.
Development costs
Development costs are recognized as an asset if, and only if, both of the following conditions in IAS 38 are met: (i) that development costs can be measured reliably and (ii) that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. All other research and development costs are expensed as incurred.
Intangible assets with a definite useful life are amortized on a straight-line basis at the following rates:

Category of Intangible Assets with a Finite Useful Life	Depreciation Rate
Concessions, licenses, trademarks and patents	2.5% - 25.0%
Software	10% - 33%
Know how	20%
Development costs and other intangibles	10% - 33%
The Group continuously monitors its operations to assess whether there is any indication that its intangible assets with a definite useful life (including intangible assets in progress) are impaired. See “—Impairment of non-current assets” below for additional information.
Leases
The Group recognizes a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use. Each lease payment is allocated between the principal liability and finance costs. Finance costs are charged to the statement of profit and loss over the lease period using the effective interest rate method. Right-of-use assets are depreciated on a straight-line basis over the lease term or, if shorter, the useful life of the asset.
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
The Group subleases certain spaces to third parties. The accounting for the right-of-use asset depends on the classification of the sublease, while the accounting for the head lease liability remains unchanged. For sublease classified as finance lease, the Group derecognizes the right-of-use asset (to the extent that it is subject to the sublease) and recognizes a lease receivable. If the sublease is classified as an operating lease, the Group continues to recognize the right-of-use asset. Operating income from the sublease is recognized on a straight-line basis over the term of the agreement
Impairment of non-current assets
The Group continuously monitors its operations to assess whether there is any indication that its non-current assets are impaired, including goodwill, brands with an indefinite useful life, intangible assets with a definite useful life (including intangible assets in progress), property, plant and equipment and right-of-use assets. Goodwill, brands with an indefinite useful life and intangible assets in progress are tested for impairment annually or more frequently, if there is an indication that they may be impaired. If impairment indicators are present, the carrying amount of the asset is reduced to its recoverable amount, which is the higher of its (i) fair value less costs of disposal and (ii) value in use. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets, in which case the asset is tested as part of the CGU to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
The Group identifies each DOS as a separate CGU. New DOS require a start-up period before they achieve the expected level of profitability, which generally extends for three years following the date of each store’s opening. When a DOS is in the start-up period, an operating loss is not necessarily considered to be an indicator of possible impairment. The Group considers an operating loss to be an indicator of possible impairment if the DOS cash flows for the start-up period are lower than the DOS cash flows of the approved operational plan. Strategic stores are considered separate CGUs when determining whether any impairment indicators are present. If an impairment indicator is identified, it is assessed whether other stores have benefited from the strategic store. If the strategic store is determined to benefit other stores, an impairment test for the strategic store is performed as a group of CGUs at the segment level.
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
With the exception of trade receivables that do not contain a significant financing component (or for which the Group has applied the practical expedient available under IFRS 15 — Revenue from contracts with customers (“IFRS 15”), which are measured at the transaction price (as defined in IFRS 15), all financial assets are initially measured at their fair value plus, in the case of financial assets not at fair value through profit and loss only, transaction costs that are directly attributable to the acquisition of the asset.
Measurement subsequent to initial recognition is based on the classification of the financial assets into one of the following categories:
1.Financial assets at amortized cost;
2.Financial assets at fair value through other comprehensive income/(loss), with subsequent recycling of cumulative gains and losses to the statement of profit and loss (“FVOCI”); or
3.Financial assets at fair value through profit and loss (“FVPL”).

1.Financial assets at amortized cost
Financial assets at amortized cost are subsequently measured using the effective interest rate method and are subject to impairment testing. Gains and losses are recognized in the statement of profit and loss when the asset is derecognized, modified or impaired.
The Group’s financial assets at amortized cost primarily include trade receivables, guarantee deposits and certain other non-current financial assets.
2.Financial assets at fair value through other comprehensive income/(loss) (FVOCI)
Financial assets at FVOCI are initially recognized at fair value and subsequent fair value changes are recognized within other comprehensive income/(loss). Interest income, foreign exchange revaluations and impairment losses or reversals are recognized in the consolidated statement of profit and loss. Upon derecognition, the cumulative reserve of fair value changes recognized within other comprehensive income/(loss) is recycled to profit and loss.
The Group’s financial assets at FVOCI primarily include derivative instruments (when they qualify for hedge accounting), as well as fixed income and floating income securities.
3.Financial assets at fair value through profit and loss (FVPL)
Financial assets at FVPL are initially recognized at fair value and subsequent fair value changes are recognized in the consolidated statement of profit and loss. Financial assets at FVPL include derivative instruments and listed equity investments for which the Group has not irrevocably elected to classify the instruments at FVOCI. Dividends from listed equity investments are recognized as other income in the consolidated statement of profit and loss when the right of payment has been established.
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
On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit and loss. In addition, on derecognition of an investment in a debt instrument classified as FVOCI, the cumulative gain or loss previously accumulated in the investment revaluation reserve within other comprehensive income/(loss) is reclassified to profit and loss.
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
a.there is an economic relationship between the hedged item and the hedging instrument;
b.the effect of credit risk does not dominate the value changes that result from that economic relationship; and
c.the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

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
The Group designates only the intrinsic value of option contracts as a hedged item and excludes the time value of the option. The changes in the fair value of the aligned time value of the option are recognized in other comprehensive income/(loss) and accumulated in the hedge reserve. If the hedged item is transaction-related, the time value is reclassified to profit or loss when the hedged item affects profit or loss. If the hedged item is time period related, then the amount accumulated in the hedge reserve is reclassified to profit or loss on a rational basis – the Group applies straight-line amortization. Those reclassified amounts are recognized in profit or loss in the same line as the related hedged item. If the hedged item is a non-financial item, then the amount accumulated in the hedge reserve is removed directly from equity and included in the initial carrying amount of the recognized non-financial item. Furthermore, if the Group expects that some or all of the loss accumulated in the hedge reserve will not be recovered in the future, that amount is immediately reclassified to profit or loss.
The Group designates certain derivatives as either:
a.hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge). Where a derivative financial instrument is designated as a hedge against the fluctuation in fair value of a recognized asset or liability (fair value hedge), the gain or loss for re-measuring the hedging instrument at fair value is recognized in the statement of profit and loss together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Consistently, the hedged items are adjusted to consider changes in fair value of the hedged risk. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognized in the statement of profit and loss. The gain or loss relating to the ineffective portion is recognized in the statement of profit and loss. Changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the statement of profit and loss. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortized to the statement of profit and loss over the period to maturity.
b.hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge). Where a derivative financial instrument is designated as a hedge of foreign exchange rate or interest rate in relation to future cash flow (cash flow hedge), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income/(loss) within equity. The gain or loss associated with an ineffective portion of a hedge is recognized in the statement of profit and loss. The cumulative gain or loss is removed from equity and recognized in the statement of profit and loss at the same time in which the hedged transaction affects the statement of profit and loss (as an adjustment to the caption of the statement of profit and loss affected by the hedged cash flows). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of profit and loss. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognized in the statement of profit and loss within ‘revenues’. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of profit and loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of profit and loss.
Warrant liabilities
The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of share premium within equity at the time of issuance. For issued or modified warrants that do not meet all of the criteria for equity classification, the warrants are recognized as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of liability-classified warrants are recognized as a non-cash gain or loss in the statement of profit and loss. In order to determine their fair value, the Group’s public warrants are measured at their trading price and the Group’s private warrants are measured at fair value using a Monte Carlo Simulation model.
Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments. Cash and cash equivalents are primarily held for the purpose of meeting short-term cash commitments.
To be classified as cash and cash equivalents, an asset must be readily convertible into cash, have an insignificant risk of changes in value and have a maturity period of three months or less at acquisition.
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
The present value of defined benefit obligations is measured using actuarial techniques and benefits are attributable to periods in which the obligation to provide post-employment benefits arise by using the Projected Unit Credit Method. Actuarial assumptions are based on management’s best estimates. The components of defined benefit cost are recognized as follows:
•the service costs are recognized in the consolidated statement of profit and loss in the personnel cost line item;
•the net interest expense on the defined benefit liability is recognized in the consolidated statement of profit and loss within financial expenses;
•the remeasurement components of the net obligation, which comprise actuarial gain and losses, are recognized immediately in other comprehensive income/(loss). These remeasurement components are not reclassified in the consolidated statement of profit and loss in a subsequent period.
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
Equity-settled share-based payments
Equity-settled share-based payments are accounted for in accordance with IFRS 2, which requires the Company to recognize share-based compensation expense based on the fair value of the awards granted. Compensation expense for the equity-settled awards containing market or non-market performance conditions, as well as for the Escrow Shares issued as part of the Business Combination (as described in Note 1 — General information), is measured at the grant date fair value of the award using a Monte Carlo simulation model, which requires the input of assumptions, including the expected volatility of the Company’s shares, the dividend yield, interest rates and a correlation coefficient between the shares and the relevant market index. The fair value of equity awards which are conditional only on a recipient’s continued service to the Company is measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.
Share-based compensation expense relating to equity-settled share-based payments is recognized in the consolidated income statement over the service period with an offsetting increase to equity.
The Group recognizes the effects of modifications that increase the total fair value of share-based payment arrangements or are otherwise beneficial to the employee. If the Group modifies the terms or conditions of the awards granted in a manner that reduces the total fair value of a share-based payment arrangement, or is not otherwise beneficial to the employee (e.g. by increasing the vesting period or adding a non-market performance), the Group continues to recognize the share-based payments as if that modification had not occurred.
Income taxes
Income tax expense comprises the current and deferred tax expense.

Current tax
The tax currently payable is based on taxable profit for the year. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
A provision is recognized for uncertain tax positions for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority, in accordance with IFRIC 23 — “Uncertainty over Income Tax Treatments.”
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
Diluted earnings per share
Diluted earnings per share is calculated by dividing the profit or loss attributable to holders of the parent company, excluding treasury shares, by the weighted average number of ordinary shares outstanding, taking into account all dilutive potential ordinary shares. To calculate diluted earnings per share, the weighted average number of shares outstanding is adjusted assuming the conversion of all potential shares with dilutive effects, and the entity’s net profit is adjusted to take into account any effects, net of taxes, of the conversion.
In accordance with IAS 33 - Earnings per share, for the calculation of both basic earnings per share and diluted earnings per share the number of ordinary and potential ordinary shares outstanding for all periods reflects the Share Split.
Dividend distribution
Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.
Segment information
Operating segments are reported in a manner consistent with the internal reporting provided to the Board of Directors, which has been identified as the chief operating decision-maker of the Group responsible for allocating resources and assessing performance of the operating segments.
Rounding
All amounts disclosed in the financial statements and notes have been rounded to the nearest thousand Euro unless otherwise stated.

4. Key sources of estimation uncertainty, use of estimates and critical accounting judgments
The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of estimates and assumptions, and may involve the application of judgment in applying the Group’s accounting policies, that affect the carrying amounts of assets and liabilities (as well as the assessment of contingent assets and liabilities) and the amount of income and expenses recognized. The estimates and assumptions are based on historical experience and on any other factors that are considered to be relevant. Actual results might not fully correspond to estimates.
The estimates and underlying assumptions are reviewed continuously by the Group. The effects of any changes to accounting estimates are recognized in the consolidated statement of profit and loss in the period in which the adjustment is made, or prospectively in future periods.
Key sources of estimation uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty, requiring estimates for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below and in the related notes.
Impairment of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment, right-of-us assets and intangible assets. The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. For additional information please refer to Note 17 — Intangible assets, Note 18 — Property plant and equipment and Note 19 — Right-of-use assets.
Recoverability of goodwill and brands with indefinite useful life
In accordance with IAS 36 — Impairment of Assets (“IAS 36”), goodwill and brands with indefinite useful life are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired. The impairment test is performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value, less costs of disposal and its value in use. For additional information please refer to Note 17 — Intangible assets.
Recoverability of deferred tax assets
The deferred tax assets are recognized on the premise that it is more likely than not that the Group will be able to generate sufficient and suitable future taxable profits from which the reversal of the asset can be deducted. If the Group is unable to generate sufficient taxable profits in certain jurisdictions, or if there is a significant change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, the Group could be required to write-off any deferred tax assets, resulting in an increase in its effective tax rate and an adverse impact on future operating results. For additional information please refer to Note 15 — Income taxes.

Use of estimates
Items requiring estimates (in addition to those described above) for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below and in the related notes.
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
Valuation techniques that are based on significant inputs that are observable are referred to as Level 2 valuations, while those based on techniques that use significant unobservable inputs are referred to as Level 3 valuations. Estimates and assumptions are made with the support of the corporate functions and, where appropriate, of independent specialists, and are regularly reviewed. For additional information please refer to Note 24 — Derivative financial instruments.
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
The provision for obsolete raw materials reflects management’s estimates of the decline in the probability they will be used based on the calculation of slow-moving raw materials. For additional information please refer to Note 22 — Inventories.
Provision for risks and charges
The Group recognizes a liability when facing legal and tax disputes and lawsuits if it believes it is probable that they will require an outflow of financial resources and a reliable estimate can be made of the amount of the potential losses. Given the uncertainty surrounding the outcome of these proceedings, it is hard to reliably estimate the outflow of resources that will be required to settle them, therefore the amount of the provisions for legal and tax disputes may change as a result of future developments in the outstanding proceedings. The Group monitors the status of ongoing lawsuits and proceedings and consults with its legal advisors as well as legal and tax experts. For additional information please refer to Note 33 — Provisions for risks and charges.
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
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. For additional information please refer to Note 37 — Fair value measurement.
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
Subsequent to the reporting date, in February 2023 the Group completed the redemption of its outstanding public and private placement warrants, following which there are no remaining public or private placement warrants outstanding. For additional information on the warrant redemption see Note 43 — Subsequent events.

Critical judgments in applying the Group’s accounting policies
The following are the critical judgments, apart from those involving estimations (which are presented separately above), that the Group has made in the process of applying its accounting policies and that have the most significant effect on the amounts recognized in the Consolidated Financial Statements.
•The Group has applied judgment in determining that it has significant influence over Tom Ford International LLC (“TFI”), despite the Group owning 15% of the equity shares of TFI. In making its judgment, the Group determined that it had significant influence in accordance with IAS 28—Investments in Associates and Joint Ventures (“IAS 28”) based on its representation on the board of directors of TFI and its the participation in policy-making processes. Furthermore, there are material transactions between the Group and TFI. As a result of this determination, the Group accounts for the investment in TFI under the equity method. For additional information, see Note 20 — Investments accounted for using the equity method.

5. Segment reporting
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
The Group is organized in two operating and reportable segments, based on a brand perspective, as described below:
1.Zegna Segment — Includes all activities related to the Zegna Branded Products, Textile and Third Party Brands (previously referred to as Strategic Alliances) product lines.
2.Thom Browne Segment — Includes all activities related to the Thom Browne brand.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the key profit measure used by the CODM to assess performance and allocate resources to the Group’s operating segments, as well as to analyze operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is defined as profit or loss before income taxes, financial income, financial expenses, foreign exchange gains/(losses), result from investments accounted for using the equity method and impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of ongoing operational activities, including, for one or all of the periods presented and as further described below, legal costs for trademark disputes, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, costs related to the Business Combination, net impairment of leased and owned stores, a special donation to the UNHCR, net (income)/costs related to lease agreements and certain other items.
Transactions between segments are executed on commercial terms that are normal in the respective markets and primarily relate to intersegment sales.
As a result of a change in the way the CODM and management view the business, starting with the year ended December 31, 2022, costs for certain central corporate functions that are not directly attributable to individual segments, and which were previously allocated to the Zegna Segment, are presented separately as Corporate. These central corporate costs, which have increased significantly following the Company’s public listing in December 2021, primarily relate to the compensation of the Board of Directors and costs for functions that are managed centrally on behalf of the entire group, including group general counsel, central finance, internal audit, investor relations, insurance coverage for directors and officers, compliance and certain other centralized activities, including those related to being a public company, for which the costs are not allocated to the segments. This presentation reflects the information regularly reviewed by the CODM for the purposes of allocating resources and assessing the performance of the Group, and management believes this presentation more accurately reflects the underlying nature of such costs and the profitability of the individual segments. As a result, the related costs for the years ended December 31, 2021 and 2020 have been reclassified from the Zegna Segment to Corporate to conform to the current period presentation, resulting in an increase in the Zegna Segment Adjusted EBIT compared to the amounts previously reported for the years ended December 31, 2021 and 2020.
No measures of assets or liabilities by segment are reported to the CODM. Therefore, the related information is not provided.

The following tables summarize selected financial information by segment for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31, 2022
(€ thousands)	Zegna	Thom Browne	Corporate	Intercompany Eliminations	Group Consolidated
Revenues with third parties	1,162,826	330,014	—	—	1,492,840
Inter-segment revenues	13,880	877	—	(14,757)	—
Revenues	1,176,706	330,891	—	(14,757)	1,492,840
Depreciation and amortization	(148,747)	(23,129)	(6)	—	(171,882)
Adjusted EBIT	141,513	48,077	(31,861)	—	157,729
Legal costs for trademark disputes (1)					(7,532)
Transaction costs related to acquisitions (2)					(2,289)
Severance indemnities and provisions for severance expenses (3)					(2,199)
Costs related to the Business Combination (4)					(2,137)
Net impairment of leased and owned stores (5)					(1,639)
Special donation to the UNHCR (6)					(1,000)
Net income related to lease agreements (7)					6,844
Financial income					13,320
Financial expenses					(54,346)
Foreign exchange losses					(7,869)
Result from investments accounted for using the equity method					2,199
Profit before taxes					101,081
______________
(1)Relates to legal costs of €7,532 thousand incurred in 2022 by the Thom Browne Segment in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss.
(2)Relates to transaction costs of €2,289 thousand incurred in 2022 in connection with acquisitions, primarily for consultancy and legal fees related to the TFI Acquisition. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss and is related to Corporate.
(3)Relates to severance indemnities incurred by the Zegna Segment of €2,199 thousand recorded within the line item “personnel costs” in the consolidated statement of profit and loss.
(4)Costs related to the Business Combination of €2,137 thousand in 2022 relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss and relates to the Zegna Segment for €1,101 thousand, to the Thom Browne Segment for €98 thousand and to Corporate for €938 thousand. For additional information please refer to Note 40 — Shared-based payments.
(5)Net impairment of leased and owned stores includes (i) impairment of €2,369 thousand related to right-of-use assets, (ii) reversals of impairment of €756 thousand related to property plant and equipment and (iii) impairment of €26 thousand related to intangible assets, all of which are recorded within the line item “depreciation, amortization and impairment of assets” in the consolidated statement of profit and loss and relate to the Zegna Segment for a net impairment of €819 thousand and to the Thom Browne Segment for impairment of €820 thousand.
(6)Relates to a donation of €1,000 thousand in 2022 to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss and is related to Corporate.
(7)Net income related to lease agreements in 2022 relate entirely to the Zegna Segment and include (i) proceeds of €6,500 thousand received from new tenants in order for Zegna to withdraw from existing lease agreements of commercial properties (recorded within the line item “other income” in the consolidated statement of profit and loss) and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the United States (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by (ii) €606 thousand for costs related to a sublease agreement in the United States (recorded within “other operating costs” in the consolidated statement of profit and loss).

	For the year ended December 31, 2021
(€ thousands)	Zegna	Thom Browne	Corporate	Intercompany Eliminations	Group Consolidated
Revenues with third parties	1,029,005	263,397	—	—	1,292,402
Inter-segment revenues	6,170	669	—	(6,839)	—
Revenues	1,035,175	264,066	—	(6,839)	1,292,402
Depreciation and amortization	(137,500)	(17,173)	(2)	—	(154,675)
Adjusted EBIT	131,929	38,097	(20,911)	—	149,115
Costs related to the Business Combination (1)					(205,059)
Net costs related to lease agreements (2)					(15,512)
Severance indemnities and provisions for severance expenses (3)					(8,996)
Net impairment of leased and owned stores (4)					(8,692)
Other adjustments (5)					(4,884)
Financial income					45,889
Financial expenses					(43,823)
Foreign exchange losses					(7,791)
Result from investments accounted for using the equity method					2,794
Loss before taxes					(96,959)
______________
(1)Costs related to the Business Combination in 2021 include:
a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired, in accordance with IFRS 2. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss.
b)€37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss.
c)€34,092 thousand for transaction costs related to the Business Combination incurred by Zegna, including costs for bank services, legal advisors and other consultancy fees. This amount is recorded within the line item “purchased, outsourced and other costs” in the consolidated statement of profit and loss.
d)€10,916 thousand for the Zegna family’s grant of a €1,500 special gift to each employee of the Zegna Group as result of the Company’s listing completed on December 20, 2021. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss.
e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one Zegna ordinary share, to the Group’s Chief Executive Officer, other Zegna directors, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss. For additional information please refer to Note 40 — Shared-based payments.
f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss.
g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance. This amount is recorded within the line item “personnel costs” in the consolidated statement of profit and loss.
(2)Net costs related to lease agreements in 2021 relate entirely to the Zegna Segment and include (i) €12,192 thousand of provisions relating to a lease agreement in the United States following an unfavorable legal claim judgment against the Group (recorded within “write downs and other provisions” in the consolidated statement of profit and loss), (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy (recorded within “other operating costs” in the consolidated statement of profit and loss) and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK (recorded within “write downs and other provisions” in the consolidated statement of profit and loss).
(3)Relates to severance indemnities incurred by the Zegna Segment of €8,996 thousand recorded within the line item “personnel costs” in the consolidated statement of profit and loss.

(4)Net impairment of leased and owned stores in 2021 includes impairment of (i) €6,486 thousand related to right-of-use assets, (ii) €2,167 thousand related to property plant and equipment and (iii) €39 thousand related to intangible assets, recorded within the line item “depreciation, amortization and impairment of assets” in the consolidated statement of profit and loss and related to the Zegna Segment.
(5)Other adjustments for the year ended December 31, 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, both of which relate to Corporate (both amounts are recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss), partially offset by other income generated by the Zegna Segment of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States (this amount is recorded within the line item “other income” in the consolidated statement of profit and loss).

	For the year ended December 31, 2020
(€ thousands)	Zegna	Thom Browne	Corporate	Intercompany Eliminations	Group Consolidated
Revenues with third parties	835,244	179,489	—	—	1,014,733
Inter-segment revenues	8,074	305	—	(8,379)	—
Revenues	843,318	179,794	—	(8,379)	1,014,733
Depreciation and amortization	(153,962)	(12,243)	—	—	(166,205)
Adjusted EBIT	(7,243)	28,994	(1,738)	—	20,013
Donations related to the COVID-19 pandemic (1)					(4,482)
Net costs related to lease agreements (2)					(3,000)
Net impairment of leased and owned stores (3)					(19,725)
Severance indemnities and provisions for severance expenses (4)					(12,308)
Impairment on held for sale assets (5)					(3,053)
Financial income					34,352
Financial expenses					(48,072)
Foreign exchange gains					13,455
Result from investments accounted for using the equity method					(4,205)
Impairments of investments accounted for using the equity method					(4,532)
Loss before taxes					(31,557)
______________
(1)Relates to donations of €4,482 thousand in 2020 to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic, of which €3,175 thousand relates to Corporate and €1,307 thousand relates to the Zegna Segment (this amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss).
(2)Net costs related to lease agreements in 2020 relate entirely to the Zegna Segment and include €3,000 thousand for legal expenses relating to a lease agreement in the UK (recorded within the line item “write downs and other provisions” in the consolidated statement of profit and loss).
(3)Net impairment of leased and owned stores in 2022 includes (i) impairment of €15,716 thousand related to right-of-use assets, (ii) impairment of €4,011 thousand related to property plant and equipment and (iii) reversals of impairment of €2 thousand related to intangible assets, all of which are recorded within the line item “depreciation, amortization and impairment of assets” in the consolidated statement of profit and loss and relate to the Zegna Segment
(4)Relates to severance indemnities incurred by the Zegna Segment of €12,308 thousand recorded within the line item “personnel costs” in the consolidated statement of profit and loss.
(5)Relates to impairment on assets held for sale of €3,053 thousand in 2020, of which €988 thousand relates to Corporate and is recorded within the line item “write downs and other provisions” and €2,065 thousand relates to the write down of inventories in the Zegna Segment and is recorded within the line item “cost of raw materials and consumables” in the consolidated statement of profit and loss.

The following table summarizes non-current assets (other than financial instruments and deferred tax assets) by geography at December 31, 2022 and 2021.

	At December 31,
(€ thousands)	2022	2021
EMEA (1)	281,749	273,926
of which Italy	178,714	166,467
North America (2)	549,634	507,379
of which United States (3)	546,362	503,496
Latin America (4)	5,147	4,690
APAC (5)	143,673	143,616
of which Greater China Region	103,621	70,828
of which Japan	21,339	22,387
Total non-current assets (other than financial instruments and deferred tax assets)	980,203	929,611
__________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Non-current assets in the United States at December 31, 2022 and 2021 included goodwill of €214,141 thousand and €201,662 thousand, respectively, and intangible assets with an indefinite useful life relating to the Thom Browne brand of €168,694 thousand and €158,864 thousand, respectively, which originated on acquisition of the Thom Browne Group in 2018. For additional information see Note 17 — Intangible assets.
(4)Latin America includes Mexico, Brazil and other Central and South American countries.
(5)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

Non-current assets (other than financial instruments and deferred tax assets) in the Netherlands, the Company’s country of domicile, amounted to €1,909 thousand and €2,620 thousand at December 31, 2022 and 2021, respectively.

6. Revenues
Zegna generates revenues primarily from the sale of its products and services, as well as from royalties received from third parties and licensees. Revenues are recognized net of returns and discounts.
The following table provides a breakdown of revenues by product line:

	For the years ended December 31,
(€ thousands)	2022	2021	2020
Zegna branded products(1)	923,942	847,311	636,478
Thom Browne	330,014	263,397	179,490
Textile	136,769	102,244	87,615
Third Party Brands	97,792	74,957	82,273
Other(2)	4,323	4,493	28,877
Total revenues	1,492,840	1,292,402	1,014,733

_________________
(1)Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.
(2)Other includes certain sales of products from previous seasons’ collections. Other for the year ended December 31, 2020 includes revenues of €12,389 thousand relating to the Agnona business, which was sold in January 2021.

The following table provides a breakdown of revenues by sales channel:

	For the years ended December 31,
(€ thousands)	2022	2021	2020
Direct to Consumer (DTC) - Zegna branded products	772,505	712,862	527,972
Direct to Consumer (DTC) - Thom Browne branded products	145,702	138,567	85,268
Total Direct to Customer (DTC)	918,207	851,429	613,240
Wholesale Zegna branded products	151,437	134,449	108,506
Wholesale Thom Browne branded products	184,312	124,830	94,222
Wholesale Third Party Brands and Textile	234,561	177,201	169,888
Total Wholesale	570,310	436,480	372,616
Other(1)	4,323	4,493	28,877
Total revenues	1,492,840	1,292,402	1,014,733

_________________
(1)Other mainly includes certain sales of products from previous seasons’ collections. Other for the year ended December 31, 2020 includes revenues of €12,389 thousand relating to the Agnona business, which was sold in January 2021.

The following table provides a breakdown of revenues by geographic area:

	For the years ended December 31,
(€ thousands)	2022	2021	2020
EMEA (1)	520,226	380,325	315,879
of which Italy	224,342	158,722	121,202
of which UK	53,970	37,682	32,985
of which MEA (2)	69,046	44,236	24,268
North America (3)	294,686	191,283	131,049
of which United States	270,312	176,059	114,818
Latin America (4)	29,889	19,971	12,915
APAC (5)	644,802	696,344	551,650
of which Greater China Region	494,110	588,876	438,193
of which Japan	65,445	55,479	61,523
Other (6)	3,237	4,479	3,240
Total revenues	1,492,840	1,292,402	1,014,733
_______________
(1)EMEA includes Europe, the Middle East and Africa.
(2)MEA includes the Middle East, Africa and Turkey.
(3)North America includes the United States of America and Canada.
(4)Latin America includes Mexico, Brazil and other Central and South American countries.
(5)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(6)Other mainly includes royalties.

Revenues in the Netherlands, the Company’s country of domicile, amounted to €8,701 thousand, €6,320 thousand and €5,248 thousand for the years ended December 31, 2022, 2021 and 2020, respectively.

7. Other income
Other income mainly consists of miscellaneous income that is not directly attributable to the sale of the Group’s goods or services, royalties or operating licenses, such as income from the sale of advertising materials, tax refund commissions and other miscellaneous income.
Other income for the year ended December 31, 2022 includes proceeds of €6,500 thousand received from new tenants in order for Zegna to withdraw from existing lease agreements of commercial properties.
Other income for the year ended December 31, 2021 also includes income of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States.
8. Cost of raw materials and consumables
The following table provides a breakdown for cost of raw materials and consumables:

	For the years ended December 31,
(€ thousands)	2022	2021	2020
Raw materials	(154,858)	(108,442)	(108,130)
Finished goods	(186,876)	(161,731)	(130,006)
Consumables	(8,362)	(12,951)	(10,909)
Change in raw materials, consumables and finished goods	38,868	(24,822)	131
Other	(92)	(1,663)	(1,655)
Total cost of raw materials and consumables	(311,320)	(309,609)	(250,569)

9. Purchased, outsourced and other costs
The following table provides a breakdown for purchased, outsourced and other costs:

	For the years ended December 31,
(€ thousands)	2022	2021	2020
Outsourcing of production	(85,763)	(53,402)	(59,411)
Advertising and marketing expenses	(76,618)	(57,224)	(47,467)
Freight, insurance and selling expenses	(74,161)	(49,241)	(55,905)
Lease expenses	(61,730)	(56,345)	(32,755)
Consultancy fees and corporate bodies fees	(60,633)	(75,737)	(33,706)
Utilities	(33,288)	(26,710)	(22,423)
Maintenance costs	(19,822)	(14,610)	(14,993)
Royalties	(4,158)	(4,258)	(5,982)
Other services	(21,755)	(16,102)	(14,284)
Total purchased, outsourced and other costs	(437,928)	(353,629)	(286,926)
Consultancy fees and corporate body fees for the year ended December 31, 2022 include legal costs of €7,532 thousand incurred by the Thom Browne Segment in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. Consultancy fees and corporate bodies fees for the year ended December 31, 2021 include €34,092 thousand for bank services, legal advisors and other consultancy services relating to the Business Combination. See Note 1 — General information for a description of the Business Combination.
Other services mainly include costs for postal services, telephone and communication, training and other external services.
The following table provides a breakdown for lease expenses:

	For the years ended December 31,
(€ thousands)	2022	2021	2020
Rent reductions	7,194	12,877	24,931
Variable lease payments	(61,099)	(63,421)	(54,665)
Expenses relating to short-term leases	(7,715)	(5,697)	(2,260)
Expenses relating to low value leases	(110)	(104)	(761)
Total lease expenses	(61,730)	(56,345)	(32,755)
The Group’s variable lease payments are typically linked to sales without a guaranteed minimum.
Lease expenses in 2022, 2021 and 2020 are recognized net of rent reductions from lessors of €7,194 thousand, €12,877 thousand and €24,931 thousand, respectively, primarily as a result of the COVID-19 pandemic and in accordance with specific amendments to IFRS 16 that were applicable until June 30, 2022.
For lease payments not required to be capitalized as right-of-use assets under IFRS 16 (short term and low value leases), the costs are recognized as the lease expenses are incurred.

10. Personnel costs
The following table provides a breakdown for personnel costs:

	For the years ended December 31,
(€ thousands)	2022	2021	2020
Wages and salaries	(279,508)	(271,767)	(209,965)
Social contributions, pension plans and indemnities	(59,054)	(51,725)	(50,750)
Other long-term benefits	(16,153)	(8,702)	—
Share-based payments	(13,579)	(16,290)	—
Insurances and other benefits	(13,111)	(2,455)	(3,142)
Uniforms	(4,185)	(4,434)	(5,013)
Severance indemnities	(2,199)	(8,996)	(12,308)
Other payroll expenses	(7,298)	(3,393)	(1,481)
Total personnel costs	(395,087)	(367,762)	(282,659)
Wages and salaries for the year ended December 31, 2021 include €10,916 thousand relating to a €1,500 special gift to each employee of the Group as a result of the Company’s listing on the NYSE on December 20, 2021 (Monterubello agreed to reimburse the cost incurred by the Group as an equity contribution, which was received in February 2022, see also Note 39 — Related party transactions). Wages and salaries for the year ended December 31, 2020 were impacted by several actions taken in 2020 in response to COVID-19 (many of which were partially or fully reversed in 2021), including the impact of furlough and other temporary layoff measures taken at our DOSs, cuts on senior and mid-level manager salaries and permanently reduced headcount in certain business functions.
Share-based payments in 2022 include:
(i)€6,789 thousand (€6,138 thousand in 2021 and nil in 2020) relating to long-term incentives granted to the Group’s Chief Executive Officer (“CEO”) that vest in three tranches in 2022, 2023 and 2024 subject to the achievement of certain performance and service conditions;
(ii)€3,862 thousand (nil in 2021 and nil in 2020) relating to long-term incentives granted to senior management and certain other employees of the Group for performance share units (“PSUs”) that vest in 2024 subject to the achievement of certain performance and service conditions and retention restricted share units (“RSUs”) that vest in 2025 subject to service conditions;
(iii)€2,137 thousand (€5,380 thousand in 2021 and nil in 2020) relating to equity-settled share-based payments, granted to the CEO and certain members of management, that are subject to certain performance and service conditions, including a public listing of the Company’s shares before December 31, 2021 (which was completed in December 2021); and
(iv)€791 thousand (nil in 2021 and nil in 2020) relating to non-executive directors’ remuneration in shares.
Share-based payments in 2021 also include €1,236 thousand related to 800,000 private warrants issued, pursuant to the Business Combination, to certain Zegna non-executive directors and €3,536 thousand for other equity incentives to key management. For additional information related to these awards and other incentives awarded to the key management please refer to Note 40 — Shared-based payments and for additional information related to the Business Combination please refer to Note 1 — General information.
Other long-term benefits include €16,153 thousand in 2022 (€8,702 thousand in 2021 and nil in 2020) relating to bonuses earned by certain members of Zegna’s senior management team (excluding the CEO) which will be paid in 2024.
Severance indemnities include restructuring costs related to supply chain (€1,611 thousand in 2022, €7,828 thousand in 2021 and €1,599 thousand in 2020), to distribution companies and headquarter functions (€588 thousand in 2022, €1,168 thousand in 2021 and €5,371 thousand in 2020) and to the woman division business (nil in 2022 and 2021 and €3,407 thousand in 2020), as well as a provision for severance indemnities (nil in 2022 and 2021 and €1,931 thousand in 2020).

11. Depreciation, amortization and impairment of assets
The following table provides a breakdown for depreciation, amortization and impairment of assets:

	For the years ended December 31,
(€ thousands)	2022	2021	2020
Depreciation and amortization	(171,882)	(154,195)	(166,205)
of which:
Right-of-use assets	(119,297)	(105,779)	(108,510)
Property, plant and equipment and investment property	(40,202)	(37,919)	(46,280)
Intangible assets with a finite useful life	(12,383)	(10,497)	(11,415)
Impairment	(1,639)	(9,172)	(19,725)
of which:
Right-of-use assets	(2,369)	(6,486)	(15,716)
Property, plant and equipment and investment property	756	(2,647)	(4,011)
Intangible assets with a finite useful life	(26)	(39)	2
Total depreciation, amortization and impairment of assets	(173,521)	(163,367)	(185,930)

Impairment of right-of-use assets and property, plant and equipment for the periods presented primarily relates to the impairment of DOS that are part of the Zegna Segment, including the effects of the COVID-19 pandemic on the Group’s operations, primarily in 2020 in relation to stores in Hong Kong, due to ongoing developments in the area that could affect future cash flow generation. Impairment of right-of-use assets and property, plant and equipment for 2022 also includes impairment of a single DOS that is part of the Thom Browne Segment and reversals of previously recognized impairment in the Zegna Segment, driven by positive performance of certain DOSs in the United States that resulted in a reversal of the conditions that caused the previously recognized impairment.
12. Write downs and other provisions
The following table provides a breakdown for write downs and other provisions:

	For the years ended December 31,
(€ thousands)	2022	2021	2020
Provision for legal expenses	895	(12,257)	(2,484)
Provision for Agnona disposal and write downs	—	(6,150)	(988)
Provision for restoration obligations for leased stores	374	(349)	(1,992)
Reversal/(Loss) allowance on trade receivables	(30)	498	(3,636)
Other provisions	(1,253)	(1,229)	2,922
Total write downs and other provisions	(14)	(19,487)	(6,178)
The provision for legal expenses in 2021 includes €12,192 thousand recognized as a result of an unfavorable judgment handed down against the Group in February 2022 in respect of a legal claim related to a lease agreement in the United States. For additional information see Note 33 — Provisions for risks and charges.
Provision for Agnona disposal and write downs includes €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate Agnona in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona.
Write downs and other provisions include releases of previously recognized provisions.

13. Other operating costs
The following table provides a breakdown for other operating costs:

	For the years ended December 31,
(€ thousands)	2022	2021	2020
Costs related to the Business Combination	—	(152,869)	—
Travel expenses	(14,247)	(7,919)	(5,886)
Bank fees	(10,979)	(8,939)	(6,665)
Indirect taxes	(4,694)	(3,327)	(3,541)
Gifts, associations and donations	(3,255)	(2,891)	(10,834)
Stationary and other materials	(2,093)	(1,766)	(1,904)
Gains/(Losses) on disposals of assets	1,124	(1,153)	(1,091)
Other operating costs	(6,998)	(1,972)	(478)
Total other operating costs	(41,142)	(180,836)	(30,399)
Costs related to the Business Combination for the year ended December 31, 2021 include (i) €114,963 thousand relating to the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired, accounted for in accordance with IFRS 2 and measured based on the closing price of IIAC’s shares of $10.14 per share on December 17, 2021, and (ii) €37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares to the holders of IIAC class B shares to be held in escrow, accounted for in accordance with IFRS 2 and measured using a Monte Carlo simulation model. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period. For additional information related to the Business Combination please refer to Note 1 — General information.
Gifts, associations and donations in 2022 includes a donation of €1,000 thousand to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. Gifts, associations and donations in 2020 includes donations amounting to €4,482 thousand to support the Civil Protection in Italy and other initiatives during the COVID-19 pandemic period, as well as contributions to Fondazione Zegna for €200 thousand.

14. Financial income, financial expenses and exchange gains/(losses)
The following table provides a breakdown for financial income, financial expenses and exchange gains/(losses):

	For the years ended December 31,
(€ thousands)	2022	2021	2020
Financial income
Options - Changes in fair value	470	20,675	17,743
Securities	8,154	17,845	10,812
Hedging operations	241	661	358
Interest on financial other assets	1,226	1,881	2,462
Interest on financial receivables/loans	501	583	1,391
Derivative financial instruments	1,022	2,760	—
Other financial income	1,706	1,484	1,586
Total financial income	13,320	45,889	34,352
Financial expenses
Options - Changes in fair value	(11,426)	(13,391)	(15,729)
Hedging operations	(11,701)	(7,044)	(6,716)
Interest and financial charges for lease liabilities	(9,882)	(8,982)	(10,615)
Warrants - Changes in fair value	(1,171)	(4,137)	—
Securities	(13,426)	(3,902)	(8,272)
Interest on bank loans and overdrafts	(4,785)	(2,845)	(3,765)
Interest expenses on interest rate swaps	(1,356)	(2,076)	(2,002)
Derivative financial instruments	—	—	(380)
Other financial expenses	(599)	(1,446)	(593)
Total financial expenses	(54,346)	(43,823)	(48,072)
Foreign exchange (losses)/gains	(7,869)	(7,791)	13,455
Financial income and financial expenses relating to options represent the fair value changes during the period in the value of the put options owned by the non-controlling interests in the Group’s investments in Thom Browne Group and Gruppo Dondi S.p.A. and for 2021 and 2020 only, in Lanificio, as well as for 2021 only the remeasurement of cash-settled share-based payments.
For the year ended December 31, 2021 financial income relating to options related to a gain of €20,675 thousand recognized following the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. The put option relating to the remaining 10% of non-controlling interest was remeasured at fair value at December 31, 2022, resulting in an increase in the liability and financial expenses of €11,426 thousand for the year ended December 31, 2022. For the year ended December 31, 2021 financial expenses relating to options also include €3,523 thousand related to the Lanificio put option (which was closed in July 2021 following the Group’s purchase of the remaining 10% of Lanificio for a total consideration of €9,600 thousand, following which the Group owns 100% of Lanificio), and €2,035 related to the Dondi put option. For the year ended December 31, 2020, financial income relating to options primarily relates to the Lanificio put option and financial expenses relating to options primarily relate to the Thom Browne put option. See Note 31 — Other current and non-current financial liabilities for additional details relating to the Group’s written put options on non-controlling interests
Financial income and financial expenses for securities relate to investments in securities held by the Group.
Other financial income for the year ended December 31, 2020 includes a €1,000 thousand gain deriving from contingent consideration relating to the Dondi acquisition that will not be payable by the Group as the defined performance targets were not met by Dondi.
Foreign exchange losses and gains for the years ended December 31, 2022, 2021 and 2020 amounted to losses of €7,869 thousand, losses of €7,791 thousand and gains of €13,455 thousand, respectively. Foreign exchange gains and losses primarily relate to exchange rate effects deriving from the remeasurement of the put options owned by the non-controlling interests in the Group’s investments.

15. Income taxes
The following table provides a breakdown for income taxes:

	For the years ended December 31,
(€ thousands)	2022	2021	2020
Current taxes	(47,355)	(47,882)	(24,928)
Deferred taxes	11,553	17,180	9,945
Income taxes	(35,802)	(30,702)	(14,983)
The table below provides a reconciliation between actual income taxes and the theoretical income taxes, calculated on the basis of the applicable corporate tax rate in effect in Italy, which was 24.0% for each of the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,
(€ thousands, except percentages)	2022	2021	2020
Profit/(Loss) before taxes	101,081	(96,959)	(31,557)
Theoretical income tax (expense)/benefit - tax rate 24%	(24,259)	23,270	7,574
Tax effect on:
Non-deductible costs	(8,256)	(23,863)	(10,353)
Patent box impact	—	—	1,497
Differences between foreign tax rates and the theoretical applicable tax rate	10,829	(2,849)	20,321
Taxes relating to prior years	(96)	(2,668)	(197)
Deferred tax assets not recognized	1,876	(14,978)	(25,727)
Tax on dividends and earnings	(5,366)	(9,027)	(6,221)
Other tax items	(6,934)	449	(727)
Total tax expense, excluding IRAP	(32,206)	(29,666)	(13,833)
Effective tax rate, excluding IRAP	31.9%	(30.6%)	(43.8%)
Italian regional income tax expense (IRAP)	(3,596)	(1,036)	(1,150)
Total income tax	(35,802)	(30,702)	(14,983)
Effective tax rate	35.4%	(31.7%)	(47.5%)
In order to facilitate the understanding of the tax rate reconciliation presented above, income tax expense includes a presentation net of the Italian Regional Income Tax (“IRAP”), which is based on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments. The applicable IRAP rate was 5.57% for the Parent Company and 3.9% for the other Italian components, for each of the years ended December 31, 2022, 2021 and 2020.
In 2020 the Group sent a request to the Italian tax authorities to renew its application of the Patent Box tax regime in Italy, which provides for a partial exemption of the business income derived from certain trademarks, designs and models in the Group’s portfolio, for fiscal years up to 2021. The Italian tax authorities acknowledged the request and the outcome of the renewal application was pending at December 31, 2022. Following the enactment of new tax legislation in Italy in 2021, the previous Patent Box tax regime was replaced with a new Patent Box tax regime under which the amount of qualifying expenses is increased by 110% (for both IRES and IRAP purposes). Specific transitional rules regulate the transition from the previous Patent Box tax regime to the new regime. The Group is evaluating application of the new Patent Box tax regime. The Group did not recognize any benefits for the Patent Box tax regime for the years ended December, 31, 2022 and 2021, while in 2020 the Group recognized benefits of €1,497 thousand (presented within Patent box impact in the tax rate reconciliation above).
Income taxes for the year ended December 31, 2022 includes €5,000 thousand recognized for uncertain tax items, primarily related to the interpretation of tax legislation regarding arrangements entered into by the Group. This amount is presented within the other tax items for 2022 in the tax rate reconciliation above.

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
The following tables provide a breakdown for deferred tax assets and deferred tax liabilities:

(€ thousands)	At December 31, 2021	Recognized in profit and loss	Recognized in comprehensive income/(loss)	Exchange differences and other	At December 31, 2022
Deferred tax assets arising on:
Employee benefits	4,665	352	(85)	(138)	4,794
Property plant and equipment	11,107	(1,668)	—	439	9,878
Right-of-use assets	2,585	722	—	(43)	3,264
Intangible assets	3,246	(85)	—	68	3,229
Provision for obsolete inventory	42,772	11,095	—	2,227	56,094
Tax provisions	2,851	1,463	—	(667)	3,647
Financial assets	1,533	(84)	—	147	1,596
Tax losses	36,766	100	—	4,756	41,622
Other	2,685	688	(18)	(2,852)	503
Total deferred tax assets	108,210	12,583	(103)	3,937	124,627
Deferred tax liabilities arising on:
Property plant and equipment	—	452	—	(4)	448
Right-of-use assets	19	420	—	18	457
Intangible assets	45,420	(202)	—	83	45,301
Financial assets fair value	2,461	(1,423)	1,158	186	2,382
Other	5,944	1,783	2,278	1,941	11,946
Total deferred tax liabilities	53,844	1,030	3,436	2,224	60,534

(€ thousands)	At December 31, 2020	Recognized in profit and loss	Recognized in comprehensive income/(loss)	Exchange differences and other	Disposition	At December 31, 2021
Deferred tax assets arising on:
Employee benefits	3,900	626	—	142	(3)	4,665
Property plant and equipment	10,124	1,245	—	—	(262)	11,107
Right-of-use assets	2,289	121	—	175	—	2,585
Intangible assets	3,297	(51)	—	—	—	3,246
Provision for obsolete inventory	33,793	6,082	—	2,897	—	42,772
Tax provisions	4,114	(1,360)	—	97	—	2,851
Financial assets	1,477	56	—	—	—	1,533
Tax losses	9,794	26,972	—	—	—	36,766
Other	3,113	(428)	—	—	—	2,685
Total deferred tax assets	71,901	33,263	—	3,311	(265)	108,210
Deferred tax liabilities arising on:
Property plant and equipment	23,391	9,288	—	1,844	(34,523)	—
Right-of-use assets	1,195	183	—	—	(1,359)	19
Intangible assets	40,039	4,246	—	1,135	—	45,420
Financial assets fair value	1,776	683	2	—	—	2,461
Other	4,327	1,683	(66)	—	—	5,944
Total deferred tax liabilities	70,728	16,083	(64)	2,979	(35,882)	53,844
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

The following table provides the details of tax losses carried forward for which no deferred tax assets were recognized:

	At December 31,
(€ thousands)	2022	2021
Expiry within 1 year	9,936	4,587
Expiry 1-5 years	35,927	33,108
Expiry over 5 years	86,433	73,856
No expiration	321,389	188,922
Total tax losses carried forward	453,685	300,473
16. Earnings per share
Basic and diluted earnings per share are calculated as the ratio of net profit or (loss) attributable to the shareholders of the Company by the weighted average number of outstanding shares (basic and diluted) of the Company.
In accordance with IAS 33 — Earnings per share, for the calculation of both basic earnings per share and diluted earnings per share the number of ordinary and potential ordinary shares outstanding for all periods reflects the Share Split performed as part of the Business Combination. For additional information related to the Business Combination please refer to Note 1 — General information.

The following table summarizes the amounts used to calculate basic and diluted earnings per share:

	For the years ended December 31,
(€ thousands, except per share data )	2022	2021	2020
Profit/(Loss) attributable to shareholders of the Parent Company	51,482	(136,001)	(50,577)

Weighted average number of shares for basic earnings per share	237,545,736	203,499,933	201,489,100
Adjustments for calculation of diluted earnings per share:
CEO remuneration in shares (1)	1,081,513	—	—
CEO 2022-2024 PSUs (2)	1,031,673	—	—
Long-Term Incentive Awards 2022-2025 (3)	946,990	—	—
Non-executive directors remuneration in shares (4)	41,601	—	—
Weighted average number of shares for diluted earnings per share	240,647,513	203,499,933	201,489,100

Basic earnings per share in Euro	0.22	(0.67)	(0.25)
Diluted earnings per share in Euro	0.21	(0.67)	(0.25)
For the year ended December 31, 2022, the diluted weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential ordinary shares relating to equity awards granted by the Group, to the extent to which they are dilutive. All potential ordinary shares are assumed converted into ordinary shares at the beginning of the period or, if later, at the date of grant of the potential ordinary shares. The adjustments for the calculation of the weighted average number of shares for diluted earnings per share are further explained below. For additional information see also Note 40 — Shared-based payments.
(1)CEO remuneration in shares - Potential ordinary shares from the conversion of all or part of the CEO’s fixed remuneration in ordinary shares of the Company.
(2)CEO 2022-2024 PSUs - Performance share units (PSUs) granted to the CEO, which are considered to be potential ordinary shares if the performance conditions relating to Adjusted EBIT and adjusted net financial indebtedness/(cash surplus) targets would have been met based on the Group’s performance up to the reporting date.
(3)Long-Term Incentive Awards 2022-2025 - Performance share units (PSUs) and retention restricted share units (RSUs) granted to the senior management (excluding the CEO), which in the case of the PSUs are considered to be potential ordinary shares if the performance conditions relating to Adjusted EBIT and adjusted net financial indebtedness/(cash surplus) targets would have been met based on the Group’s performance up to the reporting date, and in the case of the RSUs are considered to be potential ordinary shares if the recipient was still employed by the Group at the reporting date.
(4)Non-executive directors remuneration in shares - Potential ordinary shares of the Company granted to the non-executive directors for 50% of their annual base remuneration for services provided in 2022 and that will be assigned to the recipients in June 2024.
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
For the year ended December 31, 2020, diluted earnings per share is equal to basic earnings per share as there were no potentially dilutive instruments.

17. Intangible assets
The following table provides a breakdown for intangible assets:

(€ thousands)	Goodwill	Brands with an indefinite useful life	Concessions, licenses, trademarks and patents	Other intangible assets	Intangible assets in progress	Total
Historical cost at January 1, 2021	208,881	146,633	46,815	118,653	2,546	523,528
Additions	—	—	2,895	10,712	4,508	18,115
Disposals	—	—	(6,572)	(6,556)	(19)	(13,147)
Exchange differences	15,529	12,231	476	1,715	61	30,012
Business combinations	2,820	—	—	4,200	—	7,020
Disposition	—	—	(18)	(2,656)	(915)	(3,589)
Other movements and reclassifications	—	—	1,407	593	(2,000)	—
Balance at December 31, 2021	227,230	158,864	45,003	126,661	4,181	561,939
Additions	—	—	1,620	23,474	164	25,258
Disposals	—	—	(3,164)	(4,651)	(3,199)	(11,014)
Exchange differences	12,479	9,830	82	518	—	22,909
Other movements and reclassifications	—	—	(1,202)	1,202	—	—
Balance at December 31, 2022	239,709	168,694	42,339	147,204	1,146	599,092

Accumulated amortization at January 1, 2021	—	—	(39,178)	(96,503)	—	(135,681)
Amortization	—	—	(2,045)	(8,452)	—	(10,497)
Disposals	—	—	2,314	7,547	—	9,861
Impairment	—	—	(3)	(36)	—	(39)
Exchange differences	—	—	(228)	(1,346)	—	(1,574)
Disposition	—	—	8	1,203	—	1,211
Balance at December 31, 2021	—	—	(39,132)	(97,587)	—	(136,719)
Amortization	—	—	(1,457)	(10,926)	—	(12,383)
Disposals	—	—	2,761	4,122	—	6,883
Impairment	—	—	1	(27)	—	(26)
Exchange differences	—	—	838	(1,777)	—	(939)
Balance at December 31, 2022	—	—	(36,989)	(106,195)	—	(143,184)
Carrying amount at:
January 1, 2021	208,881	146,633	7,637	22,150	2,546	387,847
December 31, 2021	227,230	158,864	5,871	29,074	4,181	425,220
December 31, 2022	239,709	168,694	5,350	41,009	1,146	455,908
Goodwill
Goodwill originated on acquisitions made by the Group and it is attributable to the following operating segments:

	At December 31,
(€ thousands)	2022	2021
Zegna	25,568	25,568
Thom Browne	214,141	201,662
Total goodwill	239,709	227,230
In accordance with IAS 36, goodwill is not amortized and is tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Goodwill is allocated to each of the Group’s CGUs (or groups of CGUs) and the recoverable amount of all CGUs and groups of CGUs is based on a value in use calculation, which uses cash flow projections based on last approved budget forecast calculations, which are prepared separately for each CGU. These budget and forecast calculations generally cover a period of three years. A long-term growth rate is calculated and applied to project future cash flows after the third year. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
The main assumptions to calculate the recoverable amount are the following:
•Terminal value: determined using the perpetuity method at a long-term growth rate which represents the present value, at the last year of projection, of all expected future cash flows, and the growth rate used to calculate the terminal value ranged between 3% and 5% for the Zegna Segment and 3% for the Thom Browne Segment, which has been determined according to the diverging inflation and GDP outlook in related geographical areas;
•Discount rate: the rate used to discount cash flows was calculated using the weighted average cost of capital (WACC) post tax. For the 2022 impairment test, the WACC used for discounting purposes ranged between 8.41% and 12.04% (between 6.40% and 10.65% for 2021). The WACC was calculated for each CGU and group of CGUs subject to impairment, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield;
•EBITDA: See table below for the EBITDA compound annual growth rate (CAGR) assumptions utilized to calculate the expected future cash flows.
The calculation of value in use for all CGUs and groups of CGUs is most sensitive to the following assumptions:
•Discount rates
•Growth rates used to extrapolate cash flows beyond the forecast period
•EBITDA CAGR rate
The following tables detail the sensitivity of the impairment testing to reasonably possible changes in both assumptions, for those CGUs that have significant goodwill allocated to them.

2022
		Existing assumption			Sensitivity effects on headroom
(€ millions, except percentages and basis points)	Headroom	Discount rate (bps)	Growth rate (bps)	EBITDA CAGR (%) vs. 2022	WACC +/-100 bps	Growth rate +/- 50 bps	EBITDA +/-500 bps
CGU Thom Browne Group	454	841	300	+20.8%	362 / 563	552 / 372	526 / 381
CGU Gruppo Dondi S.p.A.	66	878	300	+7.0%	52 /87	75 / 59	72 / 61
CGU Bonotto S.p.A.	3	878	300	-1.0%	0 / 8	5 / 2	5 / 2
CGU In.Co. S.p.A.	110	878	300	+2.2%	85 / 147	125 / 98	123 / 98
CGU Tessitura Ubertino S.r.l.	22	878	300	+6.6%	18 / 29	25 / 20	24 / 21

2021
		Existing assumption			Sensitivity effects on headroom
(€ millions, except percentages and basis points)	Headroom	Discount rate (bps)	Growth rate (bps)	EBITDA CAGR (%) vs. 2021	WACC +/-100 bps	Growth rate +/- 50 bps	EBITDA +/-500 bps
CGU Thom Browne Group	327	773	200	+15.3%	211 / 493	395 / 270	379 / 276
CGU Gruppo Dondi S.p.A.	62	640	150	+18.6%	47 / 84	71 / 54	67 / 57
CGU Bonotto S.p.A.	5	640	150	+65.8%	1 / 11	8 / 3	7 / 3
CGU In.Co. S.p.A.	78	640	150	+57.6%	58 / 107	90 / 68	87 / 69
CGU Tessitura Ubertino S.r.l.	24	640	150	+21.4%	19 / 33	28 / 22	36 / 23
Based on the analysis performed, no impairment of goodwill was recognized for the years ended December 31, 2022 and 2021.

Brands with an indefinite useful life
Brands with an indefinite useful life relate to the Thom Browne brand (denominated in U.S. Dollars) and amounted to €168,694 thousand and €158,864 thousand at December 31, 2022 and 2021, respectively. An impairment test of the Thom Browne Brand was performed at September 30, 2022 and December 31, 2021, and 2020 in order to verify the recoverability of the asset following the purchase price allocation process which took place in 2018, due to the indefinite useful life classification of this brand. The 2022 test was carried out considering the cash flow projections from 2023 to 2025 plus a terminal value. A royalty rate of 9.1% was considered (average of comparables), derived from the analysis of comparable transactions and excluding marketing in line with the purchase price allocation process, in order to obtain a net royalty rate aligned to the implied royalty rates of the comparable companies.
A discount rate of 9.41% was used to discount expected future cash flows, equal to the Thom Browne Segment WACC of 8.41% plus a factor equal to 1% cautiously taken consistently with the purchase price allocation approach. The fair value of the brands was calculated as the net present value of expected future cash flows, including the terminal value, plus the tax amortization benefit.
Based on the analysis performed, no impairment of the Thom Browne brand was recognized for the years ended December 31, 2022, 2021 and 2020.

18. Property plant and equipment
The following table provides a breakdown for property, plant and equipment:

(€ thousands)	Land and buildings	Plant and machinery	Industrial and commercial equipment	Leasehold improvements	Other tangible assets	Tangible assets under construction and advances	Total
Historical cost at January 1, 2021	185,611	191,911	146,260	206,642	9,487	13,330	753,241
Additions	51,296	4,571	10,252	24,506	360	5,221	96,206
Disposals	(720)	(2,150)	(12,630)	(21,812)	(403)	(512)	(38,227)
Exchange differences	4,483	222	4,756	14,516	51	650	24,678
Disposition	(232,705)	(30,448)	(4,384)	(34)	(860)	(9,159)	(277,590)
Business combinations	245	315	6	—	75	—	641
Reclassifications	327	118	571	5,086	—	(6,102)	—
Balance at December 31, 2021	8,537	164,539	144,831	228,904	8,710	3,428	558,949
Additions	11	6,171	11,121	27,081	153	3,637	48,174
Disposals	—	(17,130)	(12,341)	(18,874)	(200)	—	(48,545)
Exchange differences	—	(37)	5,117	(2,353)	24	(30)	2,721
Reclassifications	—	320	(769)	3,432	(947)	(2,036)	—
Balance at December 31, 2022	8,548	153,863	147,959	238,190	7,740	4,999	561,299

Accumulated depreciation at January 1, 2021	(63,077)	(161,298)	(118,649)	(158,798)	(7,292)	—	(509,114)
Depreciation	(478)	(7,827)	(11,693)	(16,490)	(1,167)	—	(37,655)
Disposals	—	2,164	11,522	19,305	292	—	33,283
Impairment	—	(84)	(595)	(1,488)	—	(480)	(2,647)
Exchange differences	(1,816)	(267)	(6,066)	(12,362)	(13)	—	(20,524)
Disposition	61,473	24,798	2,307	7	597	—	89,182
Reclassifications	163	45	2,575	(3,525)	742	—	—
Balance at December 31, 2021	(3,735)	(142,469)	(120,599)	(173,351)	(6,841)	(480)	(447,475)
Depreciation	(296)	(6,879)	(11,504)	(20,356)	(1,167)	—	(40,202)
Disposals	—	17,048	12,262	18,747	193	—	48,250
Impairment	—	(23)	(438)	1,217	—	—	756
Exchange differences	—	(71)	(1,437)	4,139	880	—	3,511
Reclassifications	6	71	(1,443)	17	869	480	—
Balance at December 31, 2022	(4,025)	(132,323)	(123,159)	(169,587)	(6,066)	—	(435,160)
Carrying amount at:
January 1, 2021	122,534	30,613	27,611	47,844	2,195	13,330	244,127
December 31, 2021	4,802	22,070	24,232	55,553	1,869	2,948	111,474
December 31, 2022	4,523	21,540	24,800	68,603	1,674	4,999	126,139
The assets amortized or depreciated on a systematic basis are tested for impairment if there are indications of or changes to planning assumptions suggesting that the carrying amount of the assets is not recoverable. For this purpose, after preparing the annual budget plan, the Group conducts a triggering event test for each store. If defined year-on-year profitability indicators are not reached, the non-current assets of the store in question are tested for impairment.

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
The business plans used to prepare the impairment test cover the last three months of 2022 and the three years from 2023 to 2025.
The rate used to discount cash flows was calculated using the weighted average cost of capital (WACC). For the year ended December 31, 2022, the WACC used for discounting purposes ranged between 8.84% and 17.20% (between 4.99% and 21.63% at December 31, 2021). The WACC was calculated for each CGU subject to impairment, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield. The “g” rate of growth used to calculate the terminal value has been determined according to the diverging inflation and GDP outlooks in the various countries. The growth rate ranged between 1.5% and 5.0% for Zegna Segment and between 1.5% and 3.0% for Thom Browne Segment.
DOS impairment test
The impairment test of DOS assets takes into consideration those right-of-use assets, intangible assets and property, and plant and equipment elements relating to directly operated stores of Zegna Segment and Thom Browne Segment. The result of the impairment test of DOS on the consolidated financial statements is obtained by comparing the recoverable amount, based on the value in use, of each CGU with the carrying amount of the tangible and intangible assets allocated to the CGU, including leases (according to the IFRS 16).
Impairment of €1,639 thousand recognized in 2022 was composed of:
(a)impairment of €623 thousand and reversal of impairment of €1,379 thousand related to property, plant and equipment;
(b)impairment of €3,933 thousand and reversal of impairment of €1,564 thousand related to right-of-use assets; and
(c)impairment of €28 thousand and reversal of impairment of €2 thousand related to intangible assets.
Impairment by segment, was composed of:
(a)impairment of €3,432 thousand and reversal of impairment of €1,201 thousand and reversal related to the reduction of right-of-use assets of €1,412 thousand relating to the Zegna Segment; and
(b)impairment of €820 thousand related to the Thom Browne Segment.
For additional information refer to Note 11 — Depreciation, amortization and impairment of assets.
The calculation of value in use for this CGU is most sensitive to the following assumptions:
•Discount rates
•Growth rates used to extrapolate cash flows beyond the forecast period
•Revenue compounded annual rate of growth (“CAGR”), which has been assessed taking into consideration the effects of the COVID-19 pandemic on the 2022 performance of the Group.
In order to ensure that the changes to the main assumptions did not significantly affect the results of the impairment tests, sensitivity analyses were conducted.

The following tables present the sensitivity of the 2022 and 2021 Zegna Segment DOS impairment test to reasonably possible changes in the aforementioned assumptions:

2022
		Existing assumption			Sensitivity effects on impairment
(€ thousands, except percentages)	Impairment(1)	WACC (%)	Growth rate (%)	Revenues CAGR (%) vs. 2022	WACC +/-100 bps	Growth rate +/- 50 bps	Revenues +/-250 bps
Zegna Segment DOS	(2,231)	8.84% - 17.20%	1.50%/ 5.00%	7.6%	(2,413) / (2,038)	(2,203) / (2,258)	(1,864) / (2,714)
_________________
(1)Gross of reversals related to the reduction of right-of-use assets of €1,412 thousand.

2021
		Existing assumption			Sensitivity effects on impairment
(€ thousands, except percentages)	Impairment	WACC (%)	Growth rate (%)	Revenues CAGR (%) vs. 2021	WACC +/-100 bps	Growth rate +/- 50 bps	Revenues +/-250 bps
Zegna Segment DOS	(8,692)	4.99% / 21.63%	1.50%	+9.7%	(8,994) / (8,344)	(8,692) / (8,692)	(8,320) / (9,048)

The following tables present the sensitivity of the 2022 and 2021 Thom Browne Segment DOS impairment test to reasonably possible changes in the aforementioned assumptions:

2022
		Existing assumption			Sensitivity effects on impairment
(€ thousands, except percentages)	Impairment	WACC (%)	Growth rate (%)	Revenues CAGR (%) vs. 2022	WACC +/-100 bps	Growth rate +/- 50 bps	Revenues +/-250 bps
Thom Browne Segment DOS	(820)	8.84% / 11.59%	1.50% / 3.00%	9.5%	(1,003) / (700)	(800) / (848)	(641) / (1,120)

2021
		Existing assumption			Sensitivity effects on impairment
(€ thousands, except percentages)	Impairment	WACC (%)	Growth rate (%)	Revenues CAGR (%) vs. 2021	WACC +/-100 bps	Growth rate +/- 50 bps	Revenues +/-250 bps
Thom Browne Segment DOS	—	7.13% / 10.33%	2.00%	+6.9%	(95) / —	— / (58)	— / —
The sensitivity analysis of the aforementioned assumptions (WACC, growth rate and revenues) used to determine the recoverable value, carried out on the CGUs subject to impairment testing, showed that negative changes in the basic assumptions could lead to an additional impairment loss.
Impairment test of corporate assets
The impairment test of corporate assets takes into consideration those assets whose recoverability is assessed at the reporting segment level: Zegna Segment (including corporate costs) and Thom Browne Segment. There were no impairments arising from the 2022, 2021 and 2020 impairment tests performed.
Sensitivity analysis
The calculation of value in use for all CGUs is most sensitive to the following assumptions:
•Discount rates
•Growth rates used to extrapolate cash flows beyond the forecast period
•EBITDA growth rate over the explicit period of the business plan

In order to ensure that the changes to the main assumptions did not significantly affect the results of the impairment tests, sensitivity analyses were conducted.
The following tables present the sensitivity analysis of the 2022 and 2021 impairment test of corporate assets to reasonably possible changes in aforementioned assumptions:

2022
		Existing assumption			Sensitivity effects on headroom
(€ millions, except percentages and basis points)	Headroom	Discount rate (bps)	Growth rate (bps)	EBITDA CAGR (%) vs 2022	WACC +/-100 bps	Growth rate +/- 50 bps	EBITDA +/-500 bps
CGU Zegna Segment	1,590	855	300	+16.3%	1,196 / 2,158	1,818 / 1,399	1,843 / 1,337
CGU Thom Browne Segment	454	841	300	+20.8%	362 / 563	552 / 372	526 / 381

2021
		Existing assumption			Sensitivity effects on headroom
(€ millions, except percentages and basis points)	Headroom	Discount rate (bps)	Growth rate (bps)	EBITDA CAGR (%) vs 2021	WACC +/-100 bps	Growth rate +/- 50 bps	EBITDA +/-500 bps
CGU Zegna Segment	1,277	669	150	+13.2%	931 / 1,790	1,485 / 1,106	1,506 / 1,048
CGU Thom Browne Segment	325	773	200	+15.3%	209 / 491	393 / 269	376 / 274
Based on the analysis performed, except for the impairments of non-current assets indicated above, these stress tests continued to show ample headroom.

19. Right-of-use assets
The following table provides a breakdown for right-of-use assets:

(€ thousands)	Land and buildings	Industrial and commercial equipment	Plant and machinery	Other right-of-use assets	Total
Historical cost at January 1, 2021	636,332	705	326	6,399	643,762
Additions	147,372	18	—	909	148,299
Disposals	(86,612)	(151)	(158)	(1,381)	(88,302)
Exchange differences	37,071	—	—	(143)	36,928
Disposition	(18,838)	—	—	—	(18,838)
Balance at December 31, 2021	715,325	572	168	5,784	721,849
Additions	135,933	32	—	1,816	137,781
Disposals	(101,692)	(80)	—	(1,789)	(103,561)
Exchange differences	9,357	—	—	(18)	9,339
Balance at December 31, 2022	758,923	524	168	5,793	765,408

Accumulated amortization at January 1, 2021	(288,455)	(437)	(162)	(3,062)	(292,116)
Amortization	(103,908)	(132)	(73)	(1,666)	(105,779)
Impairments	(6,486)	—	—	—	(6,486)
Disposals	73,546	151	155	1,295	75,147
Exchange differences	(21,123)	(31)	(1)	(13)	(21,168)
Disposition	2,233	—	—	—	2,233
Reclassifications and other	(3,210)	—	—	—	(3,210)
Balance at December 31, 2021	(347,403)	(449)	(81)	(3,446)	(351,379)
Amortization	(117,488)	(117)	(34)	(1,658)	(119,297)
Impairments	(2,369)	—	—	—	(2,369)
Disposals	82,858	80	—	1,694	84,632
Exchange differences	(1,494)	—	—	7	(1,487)
Balance at December 31, 2022	(385,896)	(486)	(115)	(3,403)	(389,900)

Carrying amount at:
January 1, 2021	347,877	268	164	3,337	351,646
December 31, 2021	367,922	123	87	2,338	370,470
December 31, 2022	373,027	38	53	2,390	375,508
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
For the years ended December 31, 2022 and 2021 impairments were recognized for an amount of €2,369 thousand and €6,486 thousand, respectively, and primarily related to leased stores in Hong Kong, Japan, Italy, Spain and the UK that are part of the Zegna Segment, and for 2022 only, to a leased store that is part of the Thom Browne Segment. For details related to the impairment testing performed over right-of-use assets, please refer to Note 18 — Property plant and equipment.

20. Investments accounted for using the equity method
The Group’s ownership percentages and the carrying value of investments accounted for using the equity method were as follows:

(€ thousands, except percentages)	Tom Ford International LLC	Pelletteria Tizeta S.r.l.	Filati Biagioli Modesto S.p.A.	Achill Station Pty Ltd	Total investments accounted for using the equity method
Group’s percentage interest at December 31, 2022	15%	50%	40%	—
Group’s percentage interest at December 31, 2021	15%	50%	40%	—

At January 1, 2021	18,000	2,888	—	472	21,360
Additions	—	—	313	—	313
Disposition	—	—	—	(472)	(472)
Net income	1,893	528	373	—	2,794
Translation differences	(1,548)	—	—	—	(1,548)
At December 31, 2021	18,345	3,416	686	—	22,447
Disposal	—	—	(2)	—	(2)
Net income	76	1,292	831	—	2,199
Translation differences	(1,996)	—	—	—	(1,996)
At December 31, 2022	16,425	4,708	1,515	—	22,648
Although the Group owns 15% of the equity shares of Tom Ford International LLC (“TFI”), the Group accounts for the investment under the equity method as the following requirements of IAS 28—Investments in Associates and Joint Ventures (“IAS 28”) are met: the representation on the board of directors and the participation in policy-making processes. Furthermore, there are material transactions between the Group and TFI. As a result of net losses incurred by TFI in 2020, the Group performed an impairment test over the carrying amount of its investment in TFI, resulting in an impairment loss of €4,532 thousand in 2020. The results of impairment tests performed in 2021 and 2022 resulted in no impairment.
On November 15, 2022, the Group entered into arrangements to acquire the remaining 85% interest in TFI and to enter into a long-term license agreement (the “TFI License”) with The Estée Lauder Companies (together, the “TFI Acquisition”) for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products. The TFI Acquisition is subject to antitrust approvals and other customary closing conditions, and is contingent upon the closing of the acquisition of the TOM FORD brand and all its intellectual property by The Estée Lauder Companies. TFI, together with its subsidiaries, owns the operations of the TOM FORD fashion business necessary to act as licensee under the TFI License. The closing of the TFI Acquisition is expected in the second quarter of 2023.
On July 14, 2021 the Group acquired 40% of the equity shares of Filati Biagioli Modesto S.p.A. for consideration of €313 thousand, a company based in Montale (Pistoia) that specializes in the production of yarns.
Certain financial information of companies accounted for using the equity method is provided below at and for the year ended December 31, 2022, as required by IFRS 12—Disclosure of Interest in Other Entities (“IFRS 12”).

(€ thousands)	Pelletteria Tizeta S.r.l.	Tom Ford International LLC	Filati Biagioli Modesto S.p.A.
Total assets	33,267	355,183	45,544
Total liabilities	9,415	492,184	41,729
Total equity	23,852	(137,001)	3,815
Net revenues	44,436	311,720	49,496
Net income/(loss)	2,330	509	1,837

21. Other non-current financial assets
The following table provides a breakdown for other non-current financial assets:

	At December 31,
(€ thousands)	2022	2021
Guarantee deposits	26,814	29,399
Financial loans to related parties	2,240	2,219
Financial loans to TFI	1,862	1,497
Lease receivables from sublease	1,366	—
Other	3,958	2,257
Total other non-current financial assets	36,240	35,372
There are no expected credit losses associated with the guarantee deposits.
Financial loans to related parties consist of a loan to a company beneficially owned by a Zegna director’s family member in December 2021 for a principal amount of €2.2 million in order to acquire Zegna shares in December 2021.
Financial loans to TFI (in which the Group holds a 15% interest) at December 31, 2022 and 2021 relate to a loan with a principal amount of €1.2 million due in 2026. For additional information relating to TFI see Note 20 — Investments accounted for using the equity method.
Other primarily related to investments in other companies, which are measured at fair value at December 31, 2022.
22. Inventories
The following table provides a breakdown for inventories (net of the provision for slow moving and obsolete inventories):

	At December 31,
(€ thousands)	2022	2021
Raw materials, ancillary materials and consumables	61,822	42,255
Work-in-progress and semi-finished products	63,019	50,703
Finished goods	286,010	245,517
Total inventories	410,851	338,475

The amount of provisions for slow moving and obsolete inventories recognized (primarily within cost of raw materials, consumables and finished goods) for the years ended December 31, 2022, 2021 and 2020 was €28,561 thousand, €29,600 thousand and €43,064 thousand, respectively.
The following table provides the changes in the total provision for slow moving and obsolete inventories for the years ended December 31, 2022 and 2021.

	2022	2021
At January 1,	(136,822)	(120,098)
Provisions	(28,561)	(29,600)
Utilizations and releases	22,707	17,618
Exchange differences and other changes	(5,143)	(4,742)
At December 31,	(147,819)	(136,822)

23. Trade receivables
The following table provides a breakdown for trade receivables:

	At December 31,
(€ thousands)	2022	2021
Trade receivables	183,725	167,003
Loss allowance	(6,512)	(6,643)
Total trade receivables	177,213	160,360
The following table provides a breakdown for the loss allowance relating to trade receivables:

	Loss allowance
(€ thousands)	2022	2021
At January 1,	(6,643)	(8,717)
Provisions	(806)	(496)
Utilizations	131	71
Releases	645	923
Disposition	—	207
Exchange differences and other	161	1,369
At December 31,	(6,512)	(6,643)

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
The Group has recognized a loss allowance of 100% against all receivables that are greater than 180 days past due because historical experience has indicated that these receivables are generally not recoverable, except in certain cases where the receivables are covered by insurance agreements. The Group generally writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery (e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings) or when the trade receivables are over two years past due, whichever occurs earlier. None of the trade receivables that have been written off are subject to enforcement activities.
The following table presents trade receivables by geographic area:

	At December 31,
(€ thousands)	2022	2021
EMEA (1)	77,817	62,412
of which Italy	50,897	32,089
North America (2)	24,523	18,061
of which United States	20,669	16,883
Latin America (3)	5,770	4,437
APAC (4)	69,103	75,450
of which Greater China Region	47,924	54,978
Total trade receivables	177,213	160,360
_________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

24. Derivative financial instruments
The Group enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. The Company only enters into these contracts for hedging purposes as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by the Company are over the counter (OTC) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement).
Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.
At the reporting date, the Group had outstanding hedges as detailed in the tables below:

	At December 31, 2022			At December 31, 2021
(€ thousands)	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Forward contracts	481,110	13,075	(2,362)	550,734	1,786	(11,726)
Deal-Contingent Option	—	—	—	109,244	—	—
Interest rate risk
Interest rate swaps	320,000	9,379	—	323,816	—	(2,412)
Total derivatives – Hedging	801,110	22,454	(2,362)	983,794	1,786	(14,138)
Total derivatives instruments - Asset/(Liabilities)	801,110	22,454	(2,362)	983,794	1,786	(14,138)
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

	For the years ended December 31,
(€ thousands)	2022	2021
USD	203,611	194,097
CHF	8,145	4,792
CNY	94,203	191,936
GBP	36,984	25,012
HKD	59,160	46,883
JPY	35,119	51,075
Other	43,888	36,939
Total notional amount	481,110	550,734
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
The key features of the interest rate swap (IRS) agreements are summarized as follows:

(€ thousands, except percentages)			Notional amount at December 31,		Fair value at December 31,
Contract	Maturity date	Fixed interest rate	2022	2021	2022	2021
IRS 1	1/27/2023	0.27%	20,000	20,000	67	(192)
IRS 2	2/8/2023	0.17%	20,000	20,000	45	(144)
IRS 3	4/27/2023	0.26%	50,000	50,000	428	(523)
IRS 4	8/3/2023	0.28%	40,000	40,000	676	(483)
IRS 5	11/17/2023	0.34%	60,000	60,000	1,564	(801)
IRS 6	4/15/2024	(0.24%)	80,000	80,000	3,775	(109)
IRS 7	12/20/2024	0.01%	50,000	50,000	2,824	72
IRS 8(*)	7/29/2027	0.80%	—	1,996	—	(57)
IRS 9(*)	12/18/2031	1.94%	—	1,820	—	(175)
Total			320,000	323,816	9,379	(2,412)
_________________
*These agreements were disposed of prior to their original maturity dates.

25. Other current financial assets
The following table provides a breakdown for other current financial assets (see Note 37 — Fair value measurement for a breakdown of other current financial assets by fair value level):

	At December 31,
(€ thousands)	2022	2021
Securities	316,595	334,244
Guarantee deposits	2,075	6,136
Financial receivables	2,224	—
Total other current financial assets	320,894	340,380

The following table provides a breakdown for securities:

(€ thousands)	At December 31, 2021	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At December 31, 2022
FVPL
Insurance contracts	113,919	—	—	1,056	—	—	114,975
Fixed income	68,947	—	—	(4,930)	—	—	64,017
Hedge funds	41,483	7,304	—	(2,631)	—	605	46,761
Private equity	15,925	6,230	(7,533)	3,282	17	390	18,311
Equity	25,408	—	(7,101)	(3,354)	(590)	229	14,592
Private debt	7,945	5,201	—	498	—	—	13,644
Real estate funds	32,898	2,496	(24,633)	248	800	320	12,129
Commodities	—	2,991	—	(264)	—	—	2,727
Money market funds	2,007	966	(370)	77	—	(93)	2,587
Total FVPL	308,532	25,188	(39,637)	(6,018)	227	1,451	289,743
FVOCI
Floating income	20,687	—	(2,500)	(445)	—	—	17,742
Fixed income	5,025	5,000	—	(915)	—	—	9,110
Total FVOCI	25,712	5,000	(2,500)	(1,360)	—	—	26,852
Total securities	334,244	30,188	(42,137)	(7,378)	227	1,451	316,595

(€ thousands)	At December 31, 2020	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At December 31, 2021
FVPL
Insurance contracts	107,188	6,232	—	499	—	—	113,919
Fixed income	88,011	24,756	(44,713)	1,271	(380)	2	68,947
Hedge funds	36,511	10,396	(7,861)	1,153	572	712	41,483
Real estate funds	29,073	3,826	(2,060)	1,316	109	634	32,898
Equity	24,843	8,327	(10,236)	1,224	1,011	239	25,408
Private equity	10,583	4,505	(3,036)	3,486	—	387	15,925
Private debt	6,894	401	—	650	—	—	7,945
Money market funds	19,223	11,479	(30,978)	20	279	1,984	2,007
Total FVPL	322,326	69,922	(98,884)	9,619	1,591	3,958	308,532
FVOCI
Floating income	22,663	—	(2,284)	252	56	—	20,687
Fixed income	5,174	—	(416)	267	—	—	5,025
Total FVOCI	27,837	—	(2,700)	519	56	—	25,712
Total securities	350,163	69,922	(101,584)	10,138	1,647	3,958	334,244

26. Other current assets
Other current assets amount to €84,574 thousand and €68,773 thousand at December 31, 2022 and 2021, respectively, and mainly relate to accrued income, deferred charges and indirect tax receivables.

27. Cash and cash equivalents
The following table provides a breakdown for cash and cash equivalents:

	At December 31,
(€ thousands)	2022	2021
Cash on hand	2,322	1,651
Bank balances	251,999	458,140
Total cash and cash equivalents	254,321	459,791
The Group may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends or capital distributions, or to repay debt or other liabilities. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2022 amounted to €24,257 thousand (€60,381 thousand at December 31, 2021). Certain restrictions over cash also exist in Argentina; however, such restrictions do not significantly impact the Group as cash held in Argentina amounted to €233 thousand at December 31, 2022 (€244 thousand at December 31, 2021).
28. Shareholder’ equity
Share capital
At December 31, 2022 and 2021, the fully paid up share capital of the Company was €5,939 thousand, consisting of 296,943,659 ordinary shares, all with a nominal value of €0.02.
Each ordinary share confers the right to cast one vote. Holders of ordinary shares become entitled to special voting shares upon registering their ordinary shares in the loyalty register (thereby blocking such shares from trading on the NYSE) and maintaining them registered in such register for an interrupted period of time as prescribed by the articles of association of Zegna. Ordinary shares carry the right to receive dividends and each ordinary share carries the right to repayment of capital in the event of dissolution and liquidation, with the remaining equity after all debts are satisfied for the benefit of the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares. Ordinary shares carry preemptive rights in proportion to the aggregate number of ordinary shares held upon the issuance of new ordinary shares or the granting of rights to subscribe for ordinary shares, subject to certain exceptions.
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
At the Annual General Meeting of the Shareholders held on June 28, 2022, the shareholders approved a dividend distribution of €0.09 per ordinary share, corresponding to a total dividend of €21,852 thousand. The dividend distribution was paid on July 28, 2022 and was made from the retained earnings reserve.

Other reserves
Other reserves (including other comprehensive income/(loss)) are detailed as follows:

	At December 31,
(€ thousands)	2022	2021
Legal and statutory reserves	8,056	860
Share premium	721,187	721,187
Reserve for treasury shares	(451,174)	(455,000)
Other comprehensive income/(loss) reserve (OCI)	19,131	(12,295)
Share-based payments reserve	88,557	74,978
Non-controlling interests options reserve	(183,525)	(196,691)
Other reserves	(57,542)	(36,360)
Other reserves, including OCI	144,690	96,679
At December 31, 2022 and 2021, the share premium amounted to €721,187 thousand and includes €710,264 thousand as a result of shares issued as part of the Business Combination (net of transaction costs of €17,239 thousand) and €10,923 thousand relating to the reimbursement to Zegna by Monterubello of a special gift to all employees of the Group.
At December 31, 2022, the reserve for treasury shares amounted to €451,174 thousand (€455,000 thousand at December 31, 2021) and 54,140,913 ordinary shares were held in treasury (54,600,000 ordinary shares at December 31, 2021).
Other comprehensive income/(loss) reserve includes the following:
•a translation reserve for the translation differences arising from the consolidation of subsidiaries with a functional currency different from the Euro;
•a cash flow hedge reserve for the changes in the fair value of derivative financial instruments held by the Group designated as a hedge of the exposure to variability in currency exchange rate and interest rate risk;
•gains and losses on the remeasurement of defined benefit plans for actuarial gains and losses arising during the period which are offset against the related net defined benefit liabilities;
•the financial assets at FVOCI reserve which arises from changes in the fair value of debt instruments held by the company under a hold to collect and sell business model, which will be reversed when the investment is derecognized or impaired.
The non-controlling interests options reserve includes a reduction of equity attributable to shareholders of the Company resulting from the initial recognition of the financial liabilities at fair value (which is subsequently remeasured at the end of which period through the statement of profit and loss) relating to the put option held by Gruppo Dondi S.p.A. non-controlling interest shareholders for €21,459 thousand recognized in 2019, as well as on the put option held by Thom Browne Group non-controlling interest shareholders for €162,066 thousand recognized in 2018.

29. Non-controlling interests
The following tables show the financial information of consolidated companies not entirely controlled by the Group, as required by IFRS 12. The amounts disclosed for each subsidiary are before intercompany eliminations and at and for the year ended December 31, 2022 and 2021.

	At and for the year ended December 31, 2022
(Functional currency thousands)	Country	Group’s percentage interest	Non- controlling interest percentage	Functional currency	Total assets	Total equity	Net revenues	Net income / (loss)	Dividends paid to non- controlling shareholders
Company
Thom Browne Inc.	U.S.A.	90%	10%	USD	298,901	146,879	348,445	43,277	(2,000)
Ermenegildo Zegna Vietnam LLC	Vietnam	90%	10%	VTD	59,373,311	21,638,614	45,647,540	7,913,295	—
Ermenegildo Zegna Madrid S.A.	Spain	70%	30%	EUR	3,718	1,741	3,838	120	(90)
Gruppo Dondi S.p.A.	Italy	65%	35%	EUR	39,469	20,507	47,655	4,901	(1,113)
E. Z. Thai Holding Ltd	Thailand	49%	51%	THB	12,669	19	—	(309)	—
Bonotto S.p.A.	Italy	60%	40%	EUR	23,739	9,431	24,552	2,075	(797)
Tessitura Ubertino S.r.l.	Italy	60%	40%	EUR	8,351	4,921	10,245	983	(312)
Cappellificio Cervo S.r.l.	Italy	51%	49%	EUR	1,630	864	2,371	85	—
Zegna South Asia Private LTD	India	51%	49%	INR	590,989	199,864	395,827	76,155	—
Zegna Gulf Trading LLC	UAE	49%	51%	AED	140,841	53,895	191,749	52,806	—
The Italian Fashion Co. LTD	Thailand	65%	35%	THB	198,556	(16,584)	190,048	11,015	—

	At and for the year ended December 31, 2021
(Functional currency thousands)	Country	Group’s percentage interest	Non- controlling interest percentage	Functional currency	Total assets	Total equity	Net revenues	Net income / (loss)	Dividends paid to non- controlling shareholders
Company
Thom Browne Inc.	U.S.A.	90%	10%	USD	233,472	129,244	312,311	35,703	—
Ermenegildo Zegna Vietnam LLC	Vietnam	77%	23%	VTD	59,619,650	(65,153,441)	34,267,609	(3,987,259)	—
Ermenegildo Zegna Madrid S.A.	Spain	70%	30%	EUR	3,627	1,925	2,241	(96)	—
Gruppo Dondi S.p.A.	Italy	65%	35%	EUR	33,459	18,475	37,617	4,783	(182)
E. Z. Thai Holding Ltd	Thailand	49%	51%	THB	12,979	328	—	(121)	—
Bonotto S.p.A.	Italy	60%	40%	EUR	21,482	9,030	17,674	1,840	—
Tessitura Ubertino S.r.l.	Italy	60%	40%	EUR	12,221	8,786	5,625	561	—
Cappellificio Cervo S.r.l.	Italy	51%	49%	EUR	1,498	757	1,315	(35)	—
Zegna South Asia Private LTD	India	51%	49%	INR	871,210	123,709	281,592	21,891	—
Zegna Gulf Trading LLC	UAE	49%	51%	AED	125,086	921	137,355	30,783	—
The Italian Fashion Co. LTD	Thailand	65%	35%	THB	171,771	(28,094)	91,848	(51,149)	—

30. Borrowings
The following table provides a breakdown for non-current and current borrowings:

	2022			2021
(€ thousands)	Committed Loans	Other financial loans	Total borrowings	Committed Loans	Other financial loans	Total borrowings
At January 1,	578,213	50,725	628,938	613,415	51,336	664,751
Repayments	(109,422)	(50,297)	(159,719)	(56,029)	(104,181)	(160,210)
Proceeds	—	—	—	20,000	103,570	123,570
Other	1,836	—	1,836	827	—	827
At December 31,	470,627	428	471,055	578,213	50,725	628,938
Of which:
Non-current	184,661	219	184,880	470,934	712	471,646
Current	285,966	209	286,175	107,279	50,013	157,292
The repayment schedule for borrowings is summarized below:

(€ thousands)	At December 31, 2022	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond
Committed loans	470,627	285,966	137,206	35,387	3,994	8,074
Other financial liabilities	428	209	211	8	—	—
Total borrowings	471,055	286,175	137,417	35,395	3,994	8,074

(€ thousands)	At December 31, 2021	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond
Committed loans	578,213	107,279	281,028	133,872	43,965	12,069
Other financial liabilities	50,725	50,013	20	680	12	—
Total borrowings	628,938	157,292	281,048	134,552	43,977	12,069

Interest on certain of the Group’s borrowings is calculated based on variable rates. Management may use interest rate swaps (“IRS”) or other derivative financial instruments to hedge exposure to fluctuations in interest rates associated with monetary flows and not for speculative purposes. See Note 38 — Qualitative and quantitative information on financial risks for additional information related to the Group’s management of interest rate and other financial risks.

The following tables provide details relating to the Group’s individual borrowings.

				At December 31, 2022
Borrower	Interest rate	Interest rate terms	Expiry date	of which current portion	of which non-current portion
				(€ thousands)
Ermenegildo Zegna N.V.	Variable	IRS + 1.48%	January 2023	20,099	—
Ermenegildo Zegna N.V.	Variable	IRS + 0.80%	February 2023	20,000	—
Ermenegildo Zegna N.V.	Fixed	0.77%	March 2023	15,000	—
Ermenegildo Zegna N.V.	Fixed	0.49%	April 2023	50,042	—
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.75%	May 2023	45,139	—
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.86%	June 2023	6,250	—
Ermenegildo Zegna N.V.	Variable	IRS + 1.05%	August 2023	40,168	—
Ermenegildo Zegna N.V.	Variable	IRS + 0.78%	November 2023	60,139	—
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.78%	November 2023	5,000	—
Ermenegildo Zegna N.V.	Fixed	1.22%	November 2023	20,000	—
Ermenegildo Zegna N.V.	Variable	IRS + 0.81%	April 2024	409	79,986
Lanificio Ermenegildo Zegna e Figli S.p.A.	Fixed	1.35%	June 2024	194	195
Ermenegildo Zegna N.V.	Variable	IRS + 0.60%	December 2024	200	49,951
Co.Ti Service S.A.	Fixed	0.75%	March 2025	—	20,000
Co.Ti Service S.A.	Fixed	0.75%	April 2025	—	10,000
Ermenegildo Zegna N.V.	Variable	Euribor 1m + 0.77%	May 2025	3,324	4,750
Ermenegildo Zegna N.V.	Fixed	0.73%	September 2028	33	19,973
Other borrowings	Fixed	0.05% - 0.49%	Up to 2029	178	25
Total				286,175	184,880
of which fixed				85,447	50,193
of which variable				200,728	134,687

				At December 31, 2021
Borrower	Interest rate	Interest rate terms	Expiry date	of which current portion	of which non-current portion
				(€ thousands)
Co.Ti Service S.A.	Fixed	0.79%	February 2022	10,000	—
Co.Ti Service S.A.	Fixed	0.79%	March 2022	5,000	—
Ermenegildo Zegna N.V.	Fixed	0.00%	March 2022	15,000	—
Ermenegildo Zegna N.V.	Fixed	0.00%	March 2022	35,000	—
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.69%	September 2022	9,998	—
Ermenegildo Zegna N.V.	Fixed	1.25%	December 2022	10,000	—
Ermenegildo Zegna N.V.	Variable	IRS + 1.48%	January 2023	—	19,999
Ermenegildo Zegna N.V.	Variable	IRS + 0.80%	February 2023	—	20,000
Ermenegildo Zegna N.V.	Fixed	0.77%	March 2023	—	15,000
Ermenegildo Zegna N.V.	Fixed	0.49%	April 2023	—	49,993
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.75%	May 2023	—	44,991
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.83%	June 2023	12,485	6,247
Ermenegildo Zegna N.V.	Variable	IRS + 1.05%	August 2023	—	39,993
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.80%	September 2023	49,836	—
Ermenegildo Zegna N.V.	Variable	IRS + 0.75%	November 2023	—	59,948
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.75%	November 2023	9,960	4,966
Ermenegildo Zegna N.V.	Fixed	1.22%	November 2023	—	20,000
Ermenegildo Zegna N.V.	Variable	IRS + 0.81%	April 2024	—	79,936
Lanificio Ermenegildo Zegna e Figli S.p.A.	Fixed	1.35%	June 2024	—	655
Ermenegildo Zegna N.V.	Variable	IRS + 0.60%	December 2024	—	49,901
Co.Ti Service S.A.	Fixed	0.75%	March 2025	—	20,000
Co.Ti Service S.A.	Fixed	0.75%	April 2025	—	10,000
Ermenegildo Zegna N.V.	Variable	Euribor 1m + 0.76%	May 2025	—	9,993
Ermenegildo Zegna N.V.	Fixed	0.73%	September 2028	—	19,967
Other	Fixed	0.05%	June 2025	13	57
Total				157,292	471,646
of which fixed				75,013	135,672
of which variable				82,279	335,974

In 2022, the Group entered into a number of bilateral financing agreements in the form of committed revolving lines for a total amount of €240 million and for a period of 7 years. The interest rates and commitment fees on the majority of the lines are subject to adjustment based on the Group’s performance in relation to the following two important ESG targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026; and (ii) 100% of the electricity is from renewable sources in Europe and the United States by 2024. The lines were undrawn at December 31, 2022.

31. Other current and non-current financial liabilities
The following table provides a breakdown for other current and non-current financial liabilities:

	At December 31,
(€ thousands)	2022	2021
Written put options on non-controlling interests	178,766	159,411
of which Thom Browne option	155,551	135,726
of which Dondi option	23,215	23,685
Other	27	7,976
Other non-current financial liabilities	178,793	167,387
Warrant liabilities	37,258	33,984
Other current financial liabilities	37,258	33,984
Total	216,051	201,371
Written put options on non-controlling interests

Thom Browne
The Group is party to an option agreement with Mr. Thom Browne in reference to the Group’s original investment of 85% in the Thom Browne Group. Upon origination of the option, Mr. Thom Browne had a put option giving him the right to sell to the Group his 15% interest in the Thom Browne Group, in three tranches, at the exercise price established as the EBITDA of the Thom Browne Group recorded in 2023, 2028 and 2030, multiplied by a given multiple (“TB Exercise Formula”). The financial liability arising from the obligation of the Group to purchase the non-controlling interest in the Thom Browne Group is measured at the present value of the expected exercise amount, calculated through the TB Exercise Formula as per projections contained in the latest business plan, which cover the period from 2023 to 2025. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information.
During the first half of 2021 the parties renegotiated the contract, providing for early exercise of the option to purchase an additional 5% of the Thom Browne Group; all other conditions of the contract remained unmodified. As a result, on June 1, 2021 the Group purchased an additional 5% of the Thom Browne Group, based on the first tranche of the put option, for a total consideration of $37,400 thousand (€30,653 thousand), as a result of which in 2021 the Group derecognized a portion of the liability for the written put option on non-controlling interests in the amount of €51,328 thousand and recognized a corresponding gain within finance income in the consolidated statement of profit and loss in the amount of €20,675 thousand. Additionally, the equity attributable to non-controlling interests was reduced by €4,037 thousand with an offsetting increase to equity attributable to shareholders of the Parent Company and the put option relating to the remaining non-controlling interest was remeasured at its fair value. Following the above transaction, the Group owns 90% of the Thom Browne Group and Mr. Thom Browne has a put option giving him the right to sell to the Group his 10% interest in the Thom Browne Group.
At December 31, 2022 the liability for the put option, which relates to the remaining 10% of non-controlling interests, amounted to €155,551 thousand and was classified as non-current (€135,726 thousand at December 31, 2021).
Dondi
The Group is party to an option agreement with the Dondi family in reference to the Group’s original investment of 65% in Dondi. In particular, the Dondi family has a put option giving them the right to sell to the Group on the Dondi family’s 35% interest in Dondi, in two tranches, during 2029 and 2034. The exercise price of the option is established as the EBITDA of Dondi at the exercise date, less its net indebtedness, multiplied by a given multiple less a given discount (“Dondi Exercise Formula”). The financial liability arising from the obligation was measured at the present value of the expected exercise amount, calculated through the Dondi Exercise Formula as per projections contained in the approved Business Plan. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. The liability related to this written put option at December 31, 2022 amounted to €23,215 thousand (€23,685 thousand at December 31, 2021).

Warrant liabilities
As part of the Business Combination, the Group assumed IIAC’s 13,416,637 public warrants (which automatically converted into warrants to purchase ordinary shares of Zegna) and issued 6,700,000 private placement warrants (of which 800,000 were issued to certain of Zegna’s directors and recognized as share-based compensation expense within personnel costs in 2021 and an offsetting increase to other reserves within equity). At December 31, 2022, 13,416,636 public warrants and 6,700,000 private warrants (including the 800,000 equity-classified warrants) were outstanding (13,416,637 public warrants and 6,700,000 private warrants at December 31, 2021). The outstanding liability-classified warrants were recognized as liabilities at fair value at each reporting date.
Each public warrant entitles the holder to purchase one Zegna ordinary share at a price of $11.50 per share and may be exercised within 5 years from the completion of the Business Combination. The public warrants may be redeemed by the Company:
•at a price of $0.01 per warrant, if, and only if, the last reported sale price of the Zegna ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder;
•at a price of $0.10 per warrant, if, and only if, the last reported sale price of the Zegna ordinary shares equals or exceeds $10.00 per share for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder.
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
For additional information related to the Business Combination please refer to Note 1 — General information.
Subsequent to the reporting date, in February 2023 the Company completed the redemption of its outstanding public and private placement warrants, following which there are no remaining public or private placement warrants outstanding. For additional information on the warrant redemption see Note 43 — Subsequent events.

32. Lease liabilities
The following table provides a breakdown for lease liabilities.

(€ thousands)	2022	2021
At January 1,	438,052	407,687
Interest expense	9,882	9,351
Repayment of lease liabilities (including interest expense)	(124,321)	(109,962)
IFRS 16 lease amendment: lease renegotiation	(7,194)	(12,416)
Additions due to new leases and store renewals	140,875	150,648
Decrease of lease liabilities due to store closures	(21,726)	(16,485)
Disposition	—	(11,508)
Translation differences	7,939	20,737
At December 31,	443,507	438,052
Of which:
Non-current	332,050	331,409
Current	111,457	106,643

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.
The following table summarizes the lease liabilities by maturity date:

(€ thousands)	At December 31,	Year 1	Year 2	Year 3	Year 4	Beyond
2022	443,507	111,457	91,081	62,502	46,528	131,939
2021	438,052	106,643	92,344	65,610	38,898	134,557
See Note 38 — Qualitative and quantitative information on financial risks—Liquidity risks for information relating to the contractual cash flows of the Group’s lease agreements.

33. Provisions for risks and charges
The provisions for risks and charges, which amount to €33,550 thousand in 2022 (€58,648 thousand in 2021), represent management’s best estimate of the amount of potential liabilities. In the Directors’ opinion, based on the information available to them, the total amount allocated for risks and charges at the reporting date is adequate in respect of the liabilities that could arise from the underlying circumstances.

The following tables show the movement of the provision for risks and charges in 2022 and 2021:

(€ thousands)	Legal and fiscal risks	Leased store restoration	Refund liability returns	Other provision	Total provisions
At January 1, 2022	28,656	14,293	10,049	5,650	58,648
of which current	—	2,288	10,049	1,756	14,093
of which non-current	28,656	12,005	—	3,894	44,555
Provisions	91	2,770	2,240	2,425	7,526
Releases	(986)	(3,144)	(174)	(1,172)	(5,476)
Utilizations	(26,780)	(116)	(1,578)	(628)	(29,102)
Exchange differences	2,088	(58)	(94)	(44)	1,892
Reclassifications and other	(2,405)	1,063	(897)	2,301	62
At December 31, 2022	664	14,808	9,546	8,532	33,550
of which current	—	909	9,546	3,514	13,969
of which non-current	664	13,899	—	5,018	19,581
The provision for fiscal and legal risks includes provisions for various litigated matters that have occurred in the ordinary course of business.
At December 31, 2021, the provision for legal and fiscal risks included €28,254 thousand for a legal claim related to a lease agreement in the United States. In February 2022, an unfavorable judgment was handed down against the Group in respect of the claim and following a settlement agreement with the claimant, the Group made a payment of €25,698 thousand in 2022 and the remaining provision was reclassified to other current liabilities.
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
34. Employee benefits
The following table presents a breakdown of employee benefits.

	At December 31,
(€ thousands)	2022	2021
Italian leaving indemnities (TFR)	7,613	9,784
Other leaving indemnities	10,486	15,237
Post-employment benefits	5,675	5,280
Other long-term employee benefits	1,469	1,362
Termination benefits	311	366
Total defined benefit obligations	25,554	32,029
Other long-term payables to employees	26,030	10,234
Total employee benefits	51,584	42,263

Defined benefit obligations
The following table shows the changes in defined benefit obligations.

(€ thousands)	2022	2021
At January 1,	32,029	29,216
Changes through statement of profit and loss	3,280	14,365
- of which: Service cost	3,018	14,169
- of which: Financial charges	262	196
Changes through statement of comprehensive income and loss	(755)	1,562
- of which: Actuarial (gain)/loss	(1,220)	563
- of which: Translation differences	465	999
Benefits paid	(8,676)	(13,456)
Change in scope of consolidation and reclassifications	(324)	342
At December 31,	25,554	32,029
Italian leaving indemnities relate to the Italian employee severance indemnity (“TFR”) obligation required under Italian Law and other leaving indemnities primarily relate to leaving indemnities relating to the Group’s subsidiaries in Spain and China.
The following table summarizes the main financial assumptions used in determining the present value of the TFR and other leaving indemnities.

	At December 31, 2022			At December 31, 2021
	Italy	Spain	China	Italy	Spain	China
Discount rate	3.60% / 3.80%	3.70% / 3.80%	2.80% / 2.90%	0.183% / 0.757%	0.60% / 0.70%	2.80%
Inflation rate	2.00% / 3.00%	1.00%	5.50% / 8.00%	1.50%	1.00%	5.50%
Turn-over rate	0.50% / 7.90%	2.50% / 4.00%	3.50% / 5.50%	0.50% / 7.90%	2.50% / 4.00%	3.50% / 5.50%
In determining the defined benefit obligations of the Group’s Italian companies, the Group used the the Italian National Institute of Statistics (“ISTAT”) benchmark for the estimated mortality rates in Italy, broken down by age and gender, while for defined benefit obligations of the Group’s non-Italian companies, the Group used the standard mortality rate benchmark for each individual country, broken down by age and gender. Estimated annual staff turnover rates have been calculated based on the individual companies’ data.
The following table presents a quantitative sensitivity analysis for the main assumptions relating to the Group’s main employee benefit obligations and service costs.

	At December 31, 2022				At December 31, 2021
	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
(€ thousands)	Employee benefit obligations		Service costs		Employee benefit obligations		Service costs
Discount rate	(720)	770	(109)	60	(714)	765	(39)	42
Inflation rate	680	(645)	61	(111)	601	(572)	38	(36)
Turn-over rate	2,511	(3,708)	372	(582)	1,155	(1,864)	92	(156)
The average duration of the defined benefit obligations for the Italian TFR at the end of the reporting period was 7.8 years (2021: 9.0 years), for leaving indemnities in China was 10.5 years (2021: 6.3 years) and for leaving indemnities in Spain was 8.2 years (2021: 7.1 years).
Post-employment benefits at December 31, 2022 and 2021 primarily relate to the Group’s CEO.

Other long-term payables to employees
Other long-term payables at December 31, 2022 include €24,855 thousand related to bonuses earned by certain of Zegna’s senior management team (excluding the CEO) which are expected to be paid in 2024 in accordance with the related contractual terms (€8,702 thousand at December 31, 2021).
35. Trade payables and customer advances
The following table provides a breakdown for trade payables and customer advances:

	At December 31,
(€ thousands)	2022	2021
Trade payables	220,789	177,801
Customer advances	50,147	45,236
Total trade payables including customer advances	270,936	223,037
36. Other current liabilities
The following table provides a breakdown for other current liabilities:

	At December 31,
(€ thousands)	2022	2021
Due to employees	44,705	51,847
VAT and other taxes	15,102	28,609
Accrued expenses	23,162	15,319
Social security institutions	11,660	8,683
Deferred income	7,650	3,591
Other current liabilities	16,549	16,307
Total other current liabilities	118,828	124,356
Amounts due to employees include deferred compensation, accrued and untaken leave and related social contributions. At December 31, 2021, amounts due to employees also include the Zegna family’s grant of a €1,500 special gift to each employee of the Zegna Group, amounting to a total of €10,916 thousand, as a result of the Company’s listing completed on December 20, 2021. The amount was subsequently paid to employees in February 2022. Monterubello agreed to reimburse the cost incurred by the Group as an equity contribution, which was received in February 2022.
Accrued expenses primarily include payroll accruals and rental expenses.
Other current liabilities at December 31, 2022 and 2021 primarily include amounts due to the Company’s Board of Directors for board fees, liabilities relating to customs and vouchers and other sundry amounts as well as contingent consideration for the acquisition of Tessitura Ubertino subject to the company achieving certain predetermined operating performance targets for the years 2021 and 2022. As a result of the operating performance targets achieved in 2021, the 50% portion of the earn-out payment, amounting to €585 thousand was paid in cash in 2022. The remaining 50% will be payable in 2023, subject to Tessitura Ubertino achieving certain predetermined operating performance targets for the year 2022.
37. Fair value measurement
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

A sensitivity analysis was performed at December 31, 2022 on the fair value of the Group’s insurance contracts (recorded within other current financial assets), with the support of an external actuarial expert, using the discounted cash flow method. The main assumptions used to perform the sensitivities are: (i) the vector of prospective returns is calculated from the last certified management rate (known at the valuation date) assuming a trend to the market forward rate, consistent with the current Italian government curve; (ii) the target duration has been assumed to be 5 years; (iii) the prospective investment returns are netted against the management fees; (iv) the cash flow projection was made in line with the underlying contractual conditions; (v) a probability of surrender has been assumed, based on market data and depending on the type of insurance contract considered, ranging from 5.61% to 8.31%. Based on the analysis performed, no significant differences from fair value were noted.
For units in investment funds sensitivity has not been calculated as the valuation is made on the basis of the latest available NAV.
Categories of financial assets and liabilities according to IFRS 7
The following tables provide a breakdown for financial assets by category at December 31, 2022:

	At December 31, 2022
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	22,454	—	22,454	24	—	22,454	—
Cash and cash equivalents	—	—	254,321	254,321	27	—	254,321	—
Trade receivables	—	—	177,213	177,213	23	—	177,213	—
Other non-current financial assets	3,958	—	32,282	36,240	21	—	32,861	3,379
Other current financial assets	289,743	26,852	4,299	320,894	25	30,076	78,470	212,348
Financial assets	293,701	49,306	468,115	811,122		30,076	565,319	215,727

The following table provides an additional breakdown for other current financial assets at December 31, 2022:

	At December 31, 2022
	Financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Insurance contracts	114,975	—	—	114,975	—	—	114,975
Fixed income	64,017	9,110	—	73,127	9,110	47,114	16,903
Hedge funds	46,761	—	—	46,761	—	10,116	36,645
Equity	14,592	—	—	14,592	497	14,095	—
Money market funds and floating income	2,587	17,742	—	20,329	17,742	2,587	—
Private equity	18,311	—	—	18,311	—	—	18,311
Real estate funds	12,129	—	—	12,129	—	—	12,129
Private debt	13,644	—	—	13,644	—	259	13,385
Commodities	2,727	—	—	2,727	2,727	—	—
Guarantee deposits	—	—	2,075	2,075	—	2,075	—
Financial receivables	—	—	2,224	2,224	—	2,224	—
Total other current financial assets	289,743	26,852	4,299	320,894	30,076	78,470	212,348

The following table presents the changes in level 3 items for the years ended December 31, 2022 and 2021:

(€ thousands)	Fair value Level 3
	2022	2021
At January 1	201,290	197,840
Investments	21,343	19,516
Disposals	(12,529)	(24,211)
Fair value adjustments	4,355	6,673
Realized gains	254	69
Exchange rate gains	1,014	1,403
At December 31	215,727	201,290
The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available net asset value (NAV).

	At December 31, 2021
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	1,786	—	1,786	24	—	1,786	—
Cash and cash equivalents	—	—	459,791	459,791	27	—	459,791	—
Trade receivables	—	—	160,360	160,360	23	—	160,360	—
Other non-current financial assets	2,257	—	33,115	35,372	21	—	33,115	2,257
Other current financial assets	308,532	25,712	6,136	340,380	25	53,164	88,183	199,033
Financial assets	310,789	27,498	659,402	997,689		53,164	743,235	201,290

The following table provides an additional breakdown for other current financial assets at December 31, 2021:

	At December 31, 2021
	Financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Insurance contracts	113,919	—	—	113,919	—	—	113,919
Fixed income	68,947	5,025	—	73,972	29,764	26,700	17,508
Hedge funds	41,483	—	—	41,483	—	11,243	30,240
Real estate funds	32,898	—	—	32,898	—	19,100	13,798
Equity	25,408	—	—	25,408	2,713	22,695	—
Money market funds and floating income	2,007	20,687	—	22,694	20,687	2,007	—
Private equity	15,925	—	—	15,925	—	—	15,925
Private debt	7,945	—	—	7,945	—	302	7,643
Guarantee deposits and others	—	—	6,136	6,136	—	6,136	—
Total other current financial assets	308,532	25,712	6,136	340,380	53,164	88,183	199,033

The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available net asset value (NAV).

The following tables provide a breakdown for financial liabilities by category:

	At December 31, 2022
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	2,362	—	2,362	24	—	2,362	—
Non-current borrowings	—	—	184,880	184,880	30	—	184,880	—
Current borrowings	—	—	286,175	286,175	30	—	286,175	—
Other non-current financial liabilities	178,766	—	27	178,793	31	—	178,766	27
Other current financial liabilities	37,258	—	—	37,258	31	—	37,258	—
Trade payables and customer advances	—	—	270,936	270,936	35	—	270,936	—
Lease liabilities – Current / Non-current	—	—	443,507	443,507	32	—	—	443,507
Financial liabilities	216,024	2,362	1,185,525	1,403,911		—	960,377	443,534

	At December 31, 2021
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	14,138	—	14,138	24	—	14,138	—
Non-current borrowings	—	—	471,646	471,646	30	—	471,646	—
Current borrowings	—	—	157,292	157,292	30	—	157,292	—
Other non-current financial liabilities	159,411	—	7,976	167,387	31	—	159,411	7,976
Other current financial liabilities	33,984	—	—	33,984	31	23,810	10,174	—
Trade payables and customer advances	—	—	223,037	223,037	35	—	223,037	—
Lease liabilities – Current / Non-current	—	—	438,052	438,052	32	—	—	438,052
Financial liabilities	193,395	14,138	1,298,003	1,505,536		23,810	1,035,698	446,028

38. Qualitative and quantitative information on financial risks
The Group is exposed to several financial risks connected with its operations:
•financial market risk, primarily related to foreign currency exchange rates, interest rates and commodity prices;
•liquidity risk relating to the availability of funds and access to credit, if required, and to financial instruments in general;
•credit risk relating to counterparties failing to repay amounts owed or meet contractual obligations.
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
Foreign currency risk
The Group operates in numerous markets worldwide and is exposed to market risks stemming from fluctuations in currency exchange rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of the Group’s sourcing and manufacturing activities from those in its commercial activities, as a result of which its cash flows from sales are denominated in currencies different from those related to purchases or production activities. In particular, the Group incurs a large portion of its capital and operating expenses in Euro (which is Zegna’s functional and presentation currency) while it receives the majority of its revenues in currencies other than Euro (mainly in Chinese Renminbi, U.S. Dollars, Japanese Yen, United Arab Emirates Dirham and British Pound). Risk management is mainly centralized at the Group’s distribution companies. Goods transferred for consideration to associates are settled directly in the currency of the country where they operate and sell (with the exception of countries where local currency cannot be delivered outside the country). This creates the risk that the corresponding value in Euro of revenues at the moment of collection is insufficient to cover production costs or to achieve the desired profit margin. This risk is heightened during the period between the moment when the sale prices of a collection are set and the moment when revenues are converted into Euro, which may extend up to 18 months. For the Zegna Segment, the Group manages risks associated with fluctuations in currency through financial hedging instruments, mainly forward contracts for the sale of foreign currencies, in order to establish the conversion rate in advance, or a predefined range of conversion rates at future dates. The Group has recently taken steps aimed at gradually implementing similar policies also for the Thom Browne Segment. For the years ended December 31, 2022, 2021 and 2020 the Zegna Segment covered its exchange rate risk almost exclusively with currency forward exchange contracts. To this end, before the preparation of the price list and based on market expectations and conditions, the Group arranges hedges that cannot exceed 50% - 60% of forecast sales in foreign currencies. In the period following the preparation of the price list, the total outstanding hedge is adjusted on the basis of market conditions and of the orders effectively managed and entered into production.
In addition, the Group controls and hedges exposure deriving from changes due to exchange rate changes in the value of assets or liabilities denominated in currencies other than the accounting currency of the individual company (typically intercompany financial receivables/payables), which may affect the Group’s net results, through financial instruments, whose recognition in accordance with IFRS follows the rules of fair value hedges: the profit or loss arising from subsequent remeasurements of the fair value of the hedging instrument and the hedged item are recorded within profit and loss. The hedges of the Group’s future transactions in foreign currencies (which can be classified as cash flow hedges pursuant to IFRS) are accounted for in accordance with hedge accounting rules.
The Group has estimated the potential effects of a shock change of +/-5% on the main currencies to which the Group is exposed at each reporting date, by using internal assessment models based on generally accepted principles.

The following table presents the potential effects on profit before tax of a hypothetical change of +/- 500 bps in year-end exchange-rates, applied to the Group’s net balances of trade receivables and trade payables in foreign currencies.

	At December 31, 2022			At December 31, 2021
(€ thousands)	Trade receivables and trade payables	+500 bps	-500 bps	Trade receivables and trade payables	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	59,523	(2,834)	3,133	96,885	(4,614)	5,099
JPY	17,055	(812)	898	20,481	(975)	1,078
CNY	43,398	(2,067)	2,284	21,084	(1,004)	1,110
HKD	19,139	(911)	1,007	27,452	(1,307)	1,445
GBP	(2,227)	106	(117)	(5,974)	284	(314)
SGD	9,496	(452)	500	8,220	(391)	433
CHF	(9,285)	442	(489)	(18,158)	865	(956)
Total	137,099	(6,528)	7,216	149,990	(7,142)	7,895

The following table presents the potential impact on profit before tax of a hypothetical change of +/- 500 bps in year-end exchange-rates, applied to the Group’s hedged positions on the main currencies to which the Group is exposed.

	At December 31, 2022			At December 31, 2021
(€ thousands)	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	53,320	2,539	(2,806)	81,725	3,892	(4,301)
JPY	15,979	761	(841)	20,692	985	(1,089)
CNY	42,817	2,039	(2,254)	11,464	546	(603)
GBP	(816)	(39)	43	(12,660)	(603)	666
HKD	19,940	950	(1,049)	28,054	1,336	(1,477)
CHF	—	—	—	—	—	—
SGD	9,463	451	(498)	8,158	388	(429)
Total	140,703	6,701	(7,405)	137,433	6,544	(7,233)
The following table presents the potential change in equity gross of tax of a hypothetical change of +/- 500 bps in year-end exchange-rates, applied to the Group’s foreign currency hedging instruments on highly probable transactions.

	At December 31, 2022			At December 31, 2021
(€ thousands)	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on hedge reserve			Impact on hedge reserve
USD	61,821	2,944	(3,254)	80,155	3,817	(4,219)
CHF	(8,272)	(394)	435	(4,792)	(228)	252
JPY	10,433	497	(549)	10,360	493	(545)
HKD	6,153	293	(324)	16,097	767	(847)
GBP	8,280	394	(436)	12,659	603	(666)
CNY	48,918	2,329	(2,575)	178,537	8,502	(9,397)
SGD	5,206	248	(274)	1,947	93	(102)
Total	132,539	6,311	(6,977)	294,963	14,047	(15,524)
The following table presents the potential impact on profit before tax of a hypothetical change of +/- 500 bps in the EUR/USD year-end exchange-rate, applied to the Thom Browne put option in U.S. Dollars on non-controlling interests (recorded within other non-current financial liabilities).

	At December 31, 2022			At December 31, 2021
(€ thousands)	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	(155,551)	7,407	(8,187)	(135,726)	6,463	(7,143)
Total	(155,551)	7,407	(8,187)	(135,726)	6,463	(7,143)
Interest rate risk
Overall exposure to interest rate risk is monitored at the Group level through coordinated management of debt and available liquidity and of the relevant due dates. The Group’s principal sources of exposure to interest rate risk derive from loans and revolving credit lines at variable rates. At December 31, 2022, the notional value of interest rate swap derivatives to hedge the risk of a potential increase in the cost of servicing of financial debt due to fluctuations in market rates was €320,000 thousand (€323,816 thousand at December 31, 2021) with a positive fair value of €9,379 thousand (a negative fair value of €2,412 thousand at December 31, 2021). The short-term portion of bank debt, used mainly to finance working capital needs, is not covered by interest rate hedges. The cost of bank debt is equal to Euribor for the period plus a spread that depends on the type of credit facility used.
For the year ended December 31, 2022 a hypothetical 20% increase in short-term interest rates on such floating rate non-current financial liabilities, with all other variables held constant, would have resulted in financial expenses, on an annual basis, of approximately €2,273 thousand (€332 thousand for the year ended December 31, 2021). For the year ended December 31, 2022 a hypothetical 20% decrease in short-term interest rates on such floating rate non-current financial liabilities, with all other variables held constant, would have resulted in financial expenses, on an annual basis, of approximately €1,670 thousand (€69 thousand for the year ended December 31, 2021).
The following table presents the sensitivity on floating rate borrowings not covered by interest rate swaps.

At December 31, 2022
Amount	Total interest rate (*)	Interest expense	-20%	Impact on profit before tax	+20%	Impact on profit before tax
(€ thousands, except percentages)
5,000	3.091%	155	2.629%	131	3.553%	178
6,250	3.620%	226	2.760%	173	3.928%	246
8,080	2.690%	217	2.304%	186	3.064%	248
45,000	3.090%	1,391	2.622%	1,180	3.558%	1,601
64,330		1,989		1,670		2,273
_________________
*The overall rate indicated is compounded of the fixed spread plus the variable rate (+-20% is on the variable rate).

At December 31, 2021
Amount	Total interest rate (*)	Interest expense	-20%	Impact on profit before tax	+20%	Impact on profit before tax
(€ thousands, except percentages)
10,000	0.115%	12	0.006%	1	0.224%	22
15,000	0.112%	17	0.004%	1	0.220%	33
18,750	0.284%	53	0.175%	33	0.393%	74
50,000	—%	—	—%	—	0.100%	50
10,000	0.186%	19	0.077%	8	0.295%	30
45,000	0.167%	75	0.060%	27	0.274%	123
148,750		175		69		332
_________________
*The overall rate indicated is compounded of the fixed spread plus the variable rate (+-20% is on the variable rate).

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
The following tables summarize the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities:

	Contractual cash flows
(€ thousands)	Carrying amount at December 31, 2022	Within 1 year	Within 2 Years	Within 3 years	Beyond
Derivative financial instruments	2,362	2,362	—	—	—
Trade payables and customer advances	270,936	270,936	—	—	—
Borrowings	471,055	290,470	139,257	36,536	16,650
Lease liabilities	443,507	119,287	97,148	66,812	193,368
Other current and non-current financial liabilities	216,051	37,258	23,632	—	155,161
Total	1,403,911	720,313	260,037	103,348	365,179

	Contractual cash flows
(€ thousands)	Carrying amount at December 31, 2021	Within 1 year	Within 2 Years	Within 3 years	Beyond
Derivative financial instruments	14,138	14,138	—	—	—
Trade payables and customer advances	223,037	223,037	—	—	—
Borrowings	628,938	161,550	283,736	135,541	56,414
Lease liabilities	438,052	112,713	98,101	69,827	186,951
Other current and non-current financial liabilities	201,371	33,984	29,816	—	137,571
Total	1,505,536	545,422	411,653	205,368	380,936

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

With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers, as well as through insurance agreements. The following table provides the aging of trade receivables:

(€ thousands)	Not yet due	0-90 days overdue	90-180 days overdue	>180 days overdue	Total
Trade receivables, gross	146,486	29,372	2,277	5,590	183,725
Loss allowance	(894)	(1,210)	(355)	(4,053)	(6,512)
Total trade receivables at December 31, 2022	145,592	28,162	1,922	1,537	177,213
Trade receivables, gross	136,648	21,957	5,018	3,380	167,003
Loss allowance	(1,575)	(696)	(992)	(3,380)	(6,643)
Total trade receivables at December 31, 2021	135,073	21,261	4,026	—	160,360

39. Related party transactions
Pursuant to IAS 24 — Related Party Disclosures (“IAS 24”), the related parties of the Group are all entities and individuals, including their close family members, capable of exercising control, joint control or significant influence over the Group and its subsidiaries, including the Group’s controlling shareholder, Monterubello, as well as other companies owned by Monterubello and its shareholders. Related parties also include Zegna’s associates and joint arrangements, members of the Board of Directors and executives with strategic responsibilities, as well as their families and entities controlled by them.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.
Transactions carried out by the Group with these related parties are primarily of a commercial and financial nature and are mainly relate to:
Transactions with associates
•Transactions with TFI related to:
◦a licensing agreement for the production and worldwide distribution of luxury men’s ready to wear and made to measure clothing, footwear and accessories under the TOM FORD brand (which ended with the deliveries of the Fall/Winter 2022 collection), as well as a supply agreement to act as exclusive supplier for certain TOM FORD products starting with the Spring/Summer 2023 collection (for which the supply commenced in 2022). As noted in Note 20 — Investments accounted for using the equity method, on November 15, 2022, the Group entered into arrangements to acquire the remaining 85% interest in TFI and to enter into the TFI License with The Estée Lauder Companies for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products. The TFI Acquisition is subject to antitrust approvals and other customary closing conditions, and is contingent upon the closing of the acquisition of the TOM FORD brand and all its intellectual property by The Estée Lauder Companies. TFI, together with its subsidiaries, owns the operations of the TOM FORD fashion business necessary to act as licensee under the TFI License. The closing of the TFI Acquisition is expected in the second quarter of 2023;
◦financial assets related to loans to TFI; and
◦financial guarantees provided to TFI in relation to its payment obligations under a bank loan for an amount of $7,500 thousand issued to TFI in 2020 and subsequently reduced to $6,875 thousand in 2022, which matures in March 2025.
•The purchase of raw materials, in particular carded yarns from Filati Biagioli Modesto.
Transactions with Monterubello and companies controlled by Monterubello or its shareholders, Zegna directors or senior management
•Certain transactions with Monterubello as part of the Business Combination (as further described below).

•The purchase of raw materials, in particular of wool, from Gruppo Schneider S.p.A. and its subsidiaries (“Schneider Group”).
•The purchase of industrial services, in particular of fabrics’ finishing, from Finissaggio e Tintoria Ferraris S.p.A.
•The purchase of industrial services from Pettinatura di Verrone S.r.l.
•Transactions with PKB Privatbank AG relating to an interest-bearing loan amounting to €5,000 thousand which was fully repaid in the first half of 2022.
•The Disposition, which was completed in November 2021, of certain of its businesses, through the statutory demerger under Italian law to a new company owned by its existing shareholders. The Disposition included, inter alia, Zegna’s real estate business, consisting of Zegna’s former subsidiary EZ Real Estate, which directly and indirectly holds substantially all of the real estate assets formerly owned by the Zegna Group, as well as certain properties previously owned by Lanificio. Zegna pays rent to EZ Real Estate or its subsidiaries under lease agreements.
•Following the Disposition, the rental of properties from EZ Real Estate or its subsidiaries under lease agreements.
•Following the Disposition, Zegna receives licensing, marketing and other sustainability-related services from Oasi Zegna.
•As part of the Disposition, on January 14, 2021, the Group sold 70% of its equity stake in Agnona to a related party for consideration of €1 and as a result Agnona was deconsolidated from the beginning of the year and became a related party of the Group. The Group subsequently disposed of the remaining 30% stake in Agnona in two tranches during September and October 2021 for total consideration of €500 thousand. Following the initial disposal of Agnona, the Group sold products and recharged costs for services to Agnona, as well as compensated amounts related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in accordance with the terms of the related sale agreement.
•Support to the activities of Fondazione Zegna, a charitable organization which provides an opportunity for charitable work on the part of the Zegna family and Group employees. Fondazione Zegna supports and funds projects in cooperation with non-profit organizations operating in various fields and different parts of the world.
•Put contracts entered into as part of the Group’s investments in the Thom Browne Group and Lanificio whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling interests in the Thom Browne Group and Lanificio. In July 2021, the Group purchased the additional 10% of Lanificio for a total consideration of €9,600 thousand, following which the Group owns 100% of Lanificio. For additional information relating to the Thom Browne put contract please refer to Note 31 — Other current and non-current financial liabilities.
Transactions related to the Business Combination in 2021
In connection with the closing of the Business Combination and the public listing of Zegna (as further described in the Note 1 — General information), Zegna entered into various transactions in 2021 with Monterubello and other shareholders and related parties, including the following:
•The repurchase by Zegna of 54,600,000 of its own shares from Monterubello for total consideration of €455,000 thousand.
•The issuance of Zegna ordinary shares to the PIPE Investors, which include certain of Zegna’s related parties (including certain directors and officers and affiliates of Monterubello), in exchange for cash consideration.
•The reimbursement to Zegna by Monterubello of a special gift to all employees of the Group for an amount of €10,923 thousand.
•The issuance of 800,000 private warrants to certain Zegna non-executive directors, for which the Group recognized personnel costs of €1,236 thousand and an offsetting increase to other reserves within equity for the year ended December 31, 2021. As a result of a warrant redemption completed on February 27, 2023, there are no remaining private warrants outstanding. For additional information see Note 43 — Subsequent events.
•The grant of equity-settled share-based payments to key management. For additional information see Note 40 — Shared-based payments.

The following table summarizes transactions with related parties for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
	2022							2021						2020
(€ thousands)	Revenues	Other income	Costs (1) (2)	Personnel costs	Other operating costs	Depreciation, amortization and impairment of assets	Financial income (expenses)	Revenues	Costs (1) (2)	Personnel costs	Write downs and other provisions (3)	Depreciation, amortization and impairment of assets	Financial income (expenses)	Revenues	Costs (1) (2)	Personnel costs	Financial income (expenses)
Associates
TFI Group	35,525	46	6,194	5	243	—	136	23,047	7,730	—	—	—	596	25,088	7,673	—	471
Filati Biagioli Modesto S.p.A.	—	—	3,365	—	—	—	—	49	177	—	—	—	—	—	—	—	—
Pelletteria Tizeta S.r.l.	1	—	—	—	—	—	—	—	—	—	—	—	—	4	2	—	—
Total associates	35,526	46	9,559	5	243	—	136	23,096	7,907	—	—	—	596	25,092	7,675	—	471
Companies controlled by Monterubello or its shareholders, Zegna directors or senior management
EZ Real Estate(4)	8	—	50	(1)	24	6,110	(490)	58	1,178	—	—	1,395	—	—	—	—	—
Schneider Group	23	—	14,837	—	—	—	—	20	5,623	—	—	—	—	217	6,683	—	—
Alan Real Estate S.A.(4)	—	—	(30)	35	580	2,522	(13)	—	402	—	—	392	—	—	—	—	—
Agnona S.r.l.	195	14	228	109	20	—	—	373	(485)	—	6,150	—	—	—	—	—	—
61 West 23rd Street LLC(4)	—	—	(16)	—	—	—	—	—	(14)	—	—	—	—	—	—	—	—
Other companies controlled by Monterubello or its shareholders, Zegna directors or senior management(5)	1	97	6,205	(1)	12	—	(8)	9	491	—	—	—	(40)	13	450	—	(44)
Other related parties connected to directors and shareholders	—	—	—	2,563	—	—	—	—	—	1,284	—	—	(20,675)	—	33	860	—
Total transactions with related parties	35,753	157	30,833	2,710	879	8,632	(375)	23,556	15,102	1,284	6,150	1,787	(20,119)	25,322	14,841	860	427
Total for Zegna Group	1,492,840	13,949	749,248	395,087	41,142	173,521	(41,026)	1,292,402	663,238	367,762	19,487	163,367	2,066	1,014,733	537,495	282,659	(13,720)
_________________
(1)Costs with Tom Ford include royalties amounting to €3,956 thousand, €4,081 thousand and €4,095 thousand for the years ended December 31, 2022, 2021 and 2020, respectively.
(2)Includes cost for raw materials and consumables, purchased, outsourced and other costs.
(3)Includes €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona (which was subsequently disposed of as part of the Disposition).
(4)Entities disposed of as part of the Disposition, which was completed on November 1, 2021.
(5)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A., PKB Privatbank AG and Pettinatura di Verrone S.r.l.

The following table summarizes assets and liabilities with related parties at December 31, 2022 and 2021.

	At December 31, 2022						At December 31, 2021
(€ thousands)	Trade receivables	Other financial assets	Other current assets	Right of use assets	Other liabilities(1)	Lease liabilities	Trade receivables	Other financial assets	Other current assets(2)	Right of use assets	Financial liabilities(3)	Other liabilities(1)	Lease liabilities
Associates
TFI Group	9,946	—	1,862	—	366	—	20,939	1,497	—	—	—	344	—
Filati Biagioli Modesto S.p.A.	—	2,200	—	—	2,830	—	59	—	—	—	—	63	—
Pelletteria Tizeta S.r.l.	1	—	—	—	—	—	—	—	—	—	—	—	—
Total associates	9,947	2,200	1,862	—	3,196	—	20,998	1,497	—	—	—	407	—
Monterubello and Companies controlled by Monterubello or its shareholders, Zegna directors or senior management
Monterubello	—	—	—	—	—	—	—	—	10,923	—	—	—	—
Agnona S.r.l.	32	—	—	—	67	—	642	—	—	—	—	122	—
Schneider Group	4	—	—	—	4,102	—	12	—	—	—	—	516	—
EZ Real Estate (4)	69	—	—	41,671	617	41,635	238	—	—	44,499	—	1,248	44,039
61 West 23rd Street LLC(4)	24	—	—	—	—	—	7	—	—	—	—	—	—
Alan Real Estate S.A.(4)	—	—	—	9,875	27	10,009	3	—	—	4,917	—	—	4,760
Other companies controlled by Monterubello or its shareholders, Zegna directors or senior management(5)	22	—	218	—	2,204	—	13	—	—	—	5,000	242	—
Other related parties connected to directors and shareholders	—	—	—	—	384	—	500	—	—	—	—	171	—
Total transactions with related parties	10,098	2,200	2,080	51,546	10,597	51,644	22,413	1,497	10,923	49,416	5,000	2,706	48,799
Total for Zegna Group	177,213	357,134	84,574	375,508	441,348	443,507	160,360	375,752	68,773	370,470	639,033	389,656	438,052
_________________
(1)Includes trade payables and customer advances, employee benefits and other current liabilities.
(2)On December 20, 2021, the Group announced that the Zegna family decided to grant a €1,500 special gift to each employee of the Zegna Group, amounting to a total of €10,916 thousand, as a result of the Company becoming listed on a public stock exchange. The gift was paid to employees in February 2022. Monterubello agreed to reimburse the cost incurred by the Group as an equity contribution, which was received in February 2022.
(3)Includes non-current borrowings and other non-current financial liabilities.
(4)Entities disposed of as part of the Disposition, which was completed on November 1, 2021.
(5)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A., PKB Privatbank AG, Achill Station Pty Ltd., and Pettinatura di Verrone S.r.l.

The following table summarizes remuneration of and outstanding balances with Zegna directors and key executives with strategic responsibilities:

	Key Management Personnel						Outstanding Balance
(Euro thousands)	Short-term employee benefits(1)	Post- employment benefits	Other long-term benefits	Share-based payments	Dividends	Financial Income	Employee benefits	Other non-current financial liabilities(2)	Other current liabilities	Non-current financial assets
2022	17,337	1,015	13,623	9,358	—	(24)	28,648	156,782	6,861	2,240
2021	16,853	4,012	8,702	14,012	—	—	12,865	135,726	7,990	2,219
2020	9,414	736	—	(9,975)	1,116	—	538	198,046	991	—
__________________
(1)Includes corporate bodies fees, consultancy fees and personnel compensation.
(2)Primarily relates to liabilities on put contracts entered into as part of the Group’s investments in Thom Browne and Lanificio.

40. Shared-based payments

The Group has several equity incentive arrangements under which share-based payments have been awarded to the Chief Executive Officer (“CEO”), other members of Zegna senior management and certain other employees of the Group. The equity incentives primarily consist of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Zegna ordinary share, and are further described below.
Long-Term Incentive Awards 2022-2025
In 2022, the Company granted the following equity-settled share-based payments to senior management (excluding the CEO) and certain other employees of the Group:
(i)A target number of 1,461,950 PSUs (the “2022-2024 PSUs”) that vest in 2025 based on the achievement of defined targets related to the Adjusted EBIT and the change in the adjusted net financial indebtedness/(cash surplus) compared to the previous year for the performance periods 2022, 2023 and 2024, and the recipient’s continued service to the Group at the date of vesting. Each of the performance targets will be settled independently of the other target and the total number of shares to be assigned upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period. In case of over- or underachievement of the targets and/or the multiplier, the number of awards that vest will be adjusted according to predefined parameters. For the year ended December 31, 2022, the Group recognized €2,816 thousand as share-based compensation expense within personnel costs and an offsetting increase to other reserves within equity in relation to the 2022-2024 PSUs. At December 31, 2022 unrecognized compensation expense relating to the 2022-2024 PSUs amounted to €7,248 thousand and is expected to be recognized over the remaining vesting period through 2024.
(ii)Up to a maximum of 626,550 RSUs (the “2022-2025 RSUs”) that vest in 2026 based on the recipient’s continued service with the Group. For the year ended December 31, 2022, the Group recognized €1,046 thousand as share-based compensation expense within personnel costs and an offsetting increase to other reserves within equity in relation to the 2022-2025 RSUs. At December 31, 2022, unrecognized compensation expense relating to the 2022-2025 RSUs amounted to €4,019 thousand and is expected to be recognized over the remaining vesting period through 2025.
The fair value of the 2022-2024 PSUs and the 2022-2025 RSUs for accounting purposes was measured at the grant dates using a Monte Carlo Simulation model. The following table summarizes the fair value for accounting purposes at grant dates and the key assumptions used in the valuation:

	2022-2024 PSUs	2022-2025 RSUs
Fair value	€8.68 - €9.69	€8.62 - €9.56

Grant date share price	€9.71 - €10.47
Expected volatility based on the historical and implied volatility of a group of comparable companies	35.0% - 37.5%
Dividend yield	0.90% - 0.98%
Risk-free rate	1.96% - 4.13%	2.07% - 4.05%
The following table summarizes the changes in the number of the outstanding number awards under the Long-Term Incentive Awards 2022-2025, all of which were unvested:

	2022-2024 PSUs	2022-2025 RSUs	Total Awards
Outstanding at December 31, 2021	—	—	—
Granted	1,461,950	626,550	2,088,500
Forfeited	(95,900)	(41,100)	(137,000)
Outstanding at December 31, 2022	1,366,050	585,450	1,951,500

CEO equity-settled share-based payments

In February 2021 and as amended in July 2021 and August 2022, the Company granted the following equity-settled share-based payments to the CEO:

(i)Up to a maximum of 2,520,000 PSUs (the “CEO 2022-2024 PSUs”) that vest in three tranches in 2023, 2024 and 2025 according to the achievement of defined targets based on the Group’s Adjusted EBIT and the change in the adjusted net financial indebtedness/(cash surplus) (as defined in the related agreement) compared to the previous year for the performance periods 2022, 2023 and 2024, and the CEO’s continued service to the Group at the date of vesting. Each of the performance targets will be settled independently of the other target and the total number of shares to be assigned upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain ESG indicators over the performance period. For the year ended December 31, 2022, the Group recognized €6,789 thousand as share-based compensation expense within personnel costs and an offsetting increase to other reserves within equity in relation to the CEO 2022-2024 PSUs (€6,138 thousand for the year ended December 31, 2021). At December 31, 2022, unrecognized compensation expense relating to the CEO 2022-2024 PSUs amounted to €6,108 thousand and is expected to be recognized over the remaining vesting periods through 2024 (€12,897 thousand at December 31, 2021). The fair value of the CEO 2022-2024 PSUs for accounting purposes was €7.43 to €9.13 per PSU and was measured at the grant dates using a Monte Carlo Simulation model. Key assumptions used in the valuation include the following: (i) grant date share price: €7.43 per share to €9.13 per share (ii) expected volatility: 30%-40% based on the historical and implied volatility of a group of comparable companies, (iii) risk free rate: 0%. At December 31, 2022 all of the CEO 2022-2024 PSUs were outstanding and unvested. For information relating to CEO 2022-2024 PSUs see Note 43 — Subsequent events.
(ii)The right to buy a maximum number of 15,832 shares of the Company (791,600 shares following the Share Split) for a purchase price of €186 per share (€3.72 per share following the Share Split) (the “CEO Stock Options”). In May 2021, the CEO exercised the option and purchased 15,832 shares of the Company (791,600 shares following the Share Split) for total consideration of €2,946 thousand. For the year ended December 31, 2021, the Company recognized €2,938 thousand as share-based compensation expense within personnel costs and an offsetting increase to other reserves within equity, representing the difference between the fair value of the shares sold and the consideration received.

(iii)The right to convert all or part of the CEO’s fixed remuneration in shares of the Company (the “CEO Remuneration in Shares”), to be converted at a rate based on a multiplier of EBIT. The annual right vests each year and can be exercised directly by the CEO within 12 months after the end of each year. In June 2022, as a result of the conversion of the CEO’s fixed remuneration for 2021, 459,086 shares, which were previously held in treasury, were delivered to the CEO and the CEO reimbursed Zegna for fixed remuneration previously received in cash for an amount of €3,390 thousand.

(iv)600,000 PSUs related to the Company’s public listing (the “CEO IPO PSUs”), of which:

•240,000 CEO IPO PSUs vest upon the satisfaction of the following conditions: (i) a public listing of the Company’s shares, and (ii) a Company share price of at least $11.50 for twenty consecutive trading days following the public listing and before December 31, 2023, and
•360,000 CEO IPO PSUs vest upon the satisfaction of the following conditions: (i) a public listing of the Company’s shares, (ii) a Company share price of at least $12.50 for twenty consecutive trading days following the public listing and before December 31, 2023, and (iii) the CEO’s continued service with the Company from the award grant date until December 31, 2023.

For the year ended December 31, 2022, the Group recognized €840 thousand as share-based compensation expense within personnel costs in relation to the CEO IPO PSUs and an offsetting increase to other reserves in equity (€2,047 thousand for the year ended December 31, 2021). At December 31, 2022 unrecognized compensation expense amounted to €840 thousand and is expected to be recognized over the remaining vesting periods through 2023 (€1,680 thousand at December 31, 2021). The fair value of the CEO IPO PSUs for accounting purposes was €5.77 to €6.93 per PSU and was measured at the grant date using a Monte Carlo Simulation model. Key assumptions used in the valuation include the following: (i) grant date share price: $10.48 (ii) expected volatility: 30% based on the historical and implied volatility of a group of comparable companies, (iii) risk free rate: 0.73%. At December 31,

2022 all of the CEO IPO PSUs were outstanding and unvested. For information relating to CEO IPO PSUs see Note 43 — Subsequent events.
Management IPO equity-settled share-based payments

In December 2021, the Company granted 900,000 PSUs to Zegna directors (excluding the CEO), key executives with strategic responsibilities and other employees of the Group (the “Management IPO PSUs”), of which:

•450,000 Management IPO PSUs vest upon the satisfaction of the following conditions: (i) a public listing of the Company’s shares before December 31, 2021 and, (ii) a Company share price of at least $11.50 for ten consecutive trading days following the public listing and before December 31, 2023, and
•450,000 Management IPO PSUs vest upon the satisfaction of the following conditions: (i) a public listing of the Company’s shares before December 31, 2021, (ii) a Company share price of at least $12.50 for twenty consecutive trading days following the public listing and before December 31, 2023, and (iii) the recipient’s continued employment with the Company from the award grant date until December 31, 2023.

For the year ended December 31, 2022, the Group recognized €1,297 thousand as share-based compensation expense within personnel costs in relation to the Management IPO PSUs (€3,349 thousand for the year ended December 31, 2021). At December 31, 2022 unrecognized compensation expense amounted to €1,297 thousand and is expected to be recognized over the remaining vesting periods through 2023 (€2,720 thousand at December 31, 2021). The fair value of the Management IPO PSUs for accounting purposes was €6.18 to €7.35 per PSU and was measured at the grant dates using a Monte Carlo Simulation model. Key assumptions used in the valuation include the following: (i) grant date share price: $10.48 (ii) expected volatility: 30% based on the historical and implied volatility of a group of comparable companies, (iii) risk free rate: 0.73%.
The following table summarizes the changes in the number of the outstanding number awards under the Management IPO equity-settled share-based payments, all of which were unvested:

Management IPO PSUs
Outstanding at December 31, 2020	—
Granted	900,000
Outstanding at December 31, 2021	900,000
Forfeited	(20,000)
Outstanding at December 31, 2022	880,000

For information relating to Management IPO PSUs see Note 43 — Subsequent events.
As part of the Business Combination, the Company issued 800,000 private warrants to certain Zegna non-executive directors (the “Private Warrant Awards”) and recognized €1,236 thousand as share-based compensation expense within personnel costs and an offsetting increase to other reserves within equity for the year ended December 31, 2021.

Management stock options

In 2021 a member of key management exercised a right to buy 16,237 shares of the Company (811,850 shares following the Share Split) for a purchase price of €137 per share (€2.74 per share following the Share Split) (the “Management Stock Options”) for total consideration of €2,216 thousand. For the year ended December 31, 2021, the Group recognized €3,834 thousand as share-based compensation expense within personnel costs and an offsetting increase to other reserves within equity.

Non-executive directors remuneration in shares

Under the Group’s remuneration policy, non-executive directors will receive 50% of their annual base remuneration in cash and 50% in the Company’s ordinary shares (“Non-Executive Directors’ Equity Compensation”). The number of ordinary shares in the Company to be assigned to the non-executive directors is determined based on the closing share price of the Company’s ordinary shares on the last trading date of the month preceding the grant date. If a non-executive director ceases to be employed by the Group within a given year, the shares will vest on a pro-rata basis until the date on which the non-executive director provided their services. The shares will be delivered to the recipients two years following the grant date, which for the 2022 remuneration was in June. For the year ended December 31, 2022, the Group recognized €791 thousand as share-based compensation expense within personnel costs and an offsetting increase to other reserves within equity. A total of 78,460 ordinary shares of the Company were earned by the non-executive directors for 50% of their annual base remuneration for services provided in 2022 and will be delivered to the recipients in June 2024.
41. Notes to consolidated cash flow statement
Operating activities
Other non-cash expenses/(income), net in the consolidated cash flow statement primarily include:
•for the year ended December 31, 2022: non-cash share-based compensation and bonuses earned by certain members of Zegna’s senior management team (which will be paid in 2024);
•for the year ended December 31, 2021: (i) €114,963 thousand relating to the excess of the fair value of Zegna ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired, (ii) €37,906 thousand for the issuance of 5,031,250 Zegna ordinary shares, to be held in escrow, to the holders of IIAC class B shares, (iii) €16,290 thousand non-cash share-based compensation, and (iv) rent reductions received as a result of the COVID-19 pandemic and defined benefit obligations;
•for the year ended December 31, 2020: the effects of rent reductions received as a result of the COVID-19 pandemic.
The change in other operating assets and liabilities primarily relates to indirect taxes, accrued income and expenses, and deferred charges.
Non-cash investing activities
Non-cash investing activities primarily related to:
•acquisitions of right-of-use assets of €137,781 thousand in 2022 (€148,299 thousand in 2021 and €53,784 thousand in 2020);

•acquisitions of property, plant and equipment of €5,891 thousand in 2022 (€16,507 thousand in 2021 and nil in 2020); and
•acquisitions of intangible assets of €4,561 thousand in 2022 (€3,488 thousand in 2021 and nil in 2020).
42. Business combinations
There were no business combinations for the years ended December 31, 2022 and 2020.

On December 17, 2021, the Group completed the Business Combination between Zegna and IIAC. See Note 1 — General information for additional information. A summary of the Group’s other business combinations for the year ended December 31, 2021 is provided below.

Acquisition of Tessitura Ubertino

On June 4, 2021 the Group acquired 60% of Tessitura Ubertino, a company active in the textile business. As a result of acquisition, the Group has expanded its textile activities and product offering. Details of the purchase consideration, the net assets acquired and goodwill were as follows:

(€ thousands)	At acquisition date
Consideration paid	5,880
Contingent consideration	1,170
Total consideration	7,050

The cash consideration of approximately €7,050 thousand included a €1,170 thousand earn-out payment, subject to Tessitura Ubertino achieving certain predetermined operating performance targets for the years 2021 and 2022. The operating performance targets for 2021 were achieved and 50% portion of the earn-out payment, amounting to €585 thousand, was paid by Zegna in cash in 2022. The remaining earn-out payment of €585 thousand will be paid in 2023 if Tessitura Ubertino achieves the defined operating performance targets for 2022.

(€ thousands)	Fair value at acquisition date
Cash and cash equivalents	2,366
Trade receivables	1,681
Inventories	1,564
Other current assets	626
Property, plant and equipment	641
Intangible assets	4,200
Account payables	(1,872)
Other current liabilities	(712)
Employee benefits	(272)
Deferred tax liabilities	(1,172)
Net identifiable assets acquired	7,050
Less: Non-controlling interests	(2,820)
Goodwill	2,820
Net assets acquired including goodwill	7,050

Goodwill arising from the acquisition of €2,820 thousand is primarily attributable to the expected synergies from combining operations of the acquiree and the acquirer. The goodwill is not deductible for tax purposes. Minor acquisition-related costs were expensed and recorded within purchased, outsourced and other costs in the consolidated statement of profit and loss. The Group elected to recognize non-controlling interests at its proportionate share of the acquired net identifiable assets. The details of the net cash outflows related to the acquisition are shown below:

(€ thousands)	At acquisition date
Consideration paid	(5,880)
Cash and cash equivalents acquired	2,366
Net cash outflow - Investing activities	(3,514)

Tessitura Ubertino was consolidated in Zegna’s consolidated financial statements starting on June 4, 2021, and contributed revenues of €5,625 thousand and profit of €561 thousand to the Group from that date until December 31, 2021 and revenues of €10,210 thousand and profit of €938 thousand in 2022. If the acquisition had occurred on January 1, 2021, the consolidated statement of profit and loss the year ended December 31, 2021 would have included additional revenues for €3,987 thousand and profit for the year of €674 thousand.
Contingent consideration relating to the acquisition of Gruppo Dondi S.p.A.

In 2021 the Group paid contingent consideration of €710 thousand relating to the acquisition of Dondi, which was completed in July 2019, based on the achievement of certain predetermined performance targets by Dondi.

43. Subsequent events
The Group has evaluated subsequent events through April 5, 2023 which is the date the Consolidated Financial Statements were authorized for issuance, and identified the following events, all of which are non-adjusting as defined in IAS 10:

On January 25, 2023, Zegna announced an agreement with Samsung C&T Corporation (“Samsung”), pursuant to which Zegna will acquire from Samsung the Thom Browne retail business in South Korea, which consists of a network of 17 Thom Browne retail stores currently managed by Samsung under franchising arrangements. Following the acquisition, Zegna will directly operate the retail stores in South Korea (through a newly formed subsidiary) and Samsung will continue to support the Group through an innovative retail management agreement. The acquisition is expected to be completed on July 1, 2023, when the current franchise agreements expire, at which point the retail management agreement will also commence.

On February 28, 2023, Zegna completed the previously announced redemption of its outstanding public and private placement warrants to purchase ordinary shares of the Company that remained outstanding at 5:00 p.m. New York City time on February 27, 2023 (the “Redemption Date”), following which (i) 408,667 warrants were exercised by the warrant holders at an exercise price of $11.50 per ordinary share and Zegna received total cash proceeds of $4.7 million in exchange for 408,667 newly issued ordinary shares, and (ii) 19,322,846 warrants were exercised by the warrant holders on a cashless basis in exchange for 0.277 ordinary shares of the Company per warrant, with the Company issuing an aggregate of 5,761,067 newly issued ordinary shares. As a result of these transactions, approximately 98% of the outstanding warrants were exercised, of which approximately 2% were exercised for cash and approximately 96% were exercised on a cashless basis. The remaining 385,123 warrants remained unexercised on the Redemption Date and were redeemed by the Company for cash at a redemption price of $0.10 per warrant in accordance with the terms of the related warrant agreements, for a total of $38.5 thousand. Following the above transactions, there are no remaining public or private placement warrants outstanding.

On March 14, 2023, the release conditions relating to 70% of the Escrow Shares, representing 3,521,875 ordinary shares of the Company, were satisfied.

On March 31, 2023, Zegna completed the acquisition of a 25% minority stake interest in Canadian technical trail-running shoe company Norda Run for consideration of $7.1 million, with the option to gradually increase its stake over the next nine years. The luxury outdoor space continues to be an area of focus for the Group, and Norda Run, which uses the finest materials on the planet to produce the world’s best-performing all-weather footwear, aligns perfectly with Zegna’s values of creating the best products from the best materials. The agreement secures the possibility of accelerating the brand’s growth through a strong industrial and commercial partnership. The acquisition was executed through a newly incorporated, fully owned subsidiary of the Group in Canada.

On April 5, 2023, the Board of Directors determined the level of achievement of the performance conditions applicable to the awards under the CEO 2022-2024 LTIP in relation to the 2022 performance period. As a result of such determination, 588,000 ordinary shares vested and will be delivered to the Chairman and CEO in due course.

On April 5, 2023, the Board of Directors verified the achievement of the vesting conditions applicable to the first tranche of awards under the IPO Performance Bonus plan related to the execution of a public listing of the Company’s shares (which was completed in December 2021) and the achievement of predefined targets relating to the Company’s share price. As a result of such determination, 240,000 CEO IPO PSUs and 450,000 Management IPO PSUs vested and the same number of Ordinary Shares held in treasury will be delivered to the CEO and to members of management, respectively, in the second quarter of 2023. For additional information relating to the CEO IPO PSUs and the Management IPO PSUs, see Note 40 — Shared-based payments.

On April 5, 2023, the Board of Directors of Zegna proposed to make a dividend distribution of €0.10 per share to holders of the Company's ordinary shares, corresponding to a total dividend distribution of approximately €25 million. The dividend proposal is subject to the finalization and adoption of the annual statutory accounts of the Company (provided that the distribution is permitted under Dutch law) and to the approval of the Company's shareholders at the 2023 annual general meeting, which is expected to be held on June 27, 2023.