Form 20-F
period 2023-12-31
Ermenegildo Zegna N.V.
filed 2024-04-05
CIK 1877787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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
At December 31, 2023, the issuer had 250,310,263 ordinary shares, nominal value €0.02 per share, and 154,981,350 special voting shares A, nominal value €0.02 per share, outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

ii

CERTAIN DEFINED TERMS

In this report, the terms “Zegna” and the “Company” refer to the Registrant, Ermenegildo Zegna N.V., a Dutch public limited liability company (naamloze vennootschap); the terms “Ermenegildo Zegna Group” and the “Group” refer to the Company together with its consolidated subsidiaries. Unless otherwise specified, the terms “we,” “our” and “us,” refer to the Group or the Company, as the context may require.
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
“Articles of Association” means the articles of association of the Company.
“Audit Committee” means the audit committee of the Board.
“Board” means the Company’s board of directors.
“Board Regulations” means the regulations of the Board, as amended or supplemented from time to time.
“Business Combination” means the business combination between the Company and IIAC, which was completed on December 17, 2021.
“Business Combination Agreement” means that certain Business Combination Agreement, dated as of July 18, 2021, by and among IIAC, the Company, and Zegna Merger Sub, as amended or supplemented from time to time.
“Capital Distribution” means a return of capital distribution under Cayman Islands law whereby, on the Closing Date, immediately following the PIPE Financing and prior to the Share Repurchase, IIAC distributed the Capital Distribution Amount to the Company.
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
“Closing Date” means December 17, 2021.
“Compensation Committee” means the compensation committee of the Board.
“Conversion” means the cross-border conversion whereby, on December 17, 2021, the Company, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, converted into a Dutch public limited liability company (naamloze vennootschap) and transferred its legal seat from Italy to the Netherlands and amended its articles of association, as a result of which the Company assumed its current legal name “Ermenegildo Zegna N.V.”
“DCGC” means the Dutch Corporate Governance Code.
“Demerger” has the meaning set forth in “Item 5.A—Operating Results—Trends, Uncertainties and Opportunities—Disposition of certain businesses.”

“Director” means an Executive Director or a Non-Executive Director.
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
“Executive Director” means an executive member of the Board.
“Forward Purchase” means the transactions contemplated by the Forward Purchase Agreement.
“Forward Purchase Agreement” means the forward purchase agreement between IIAC and the FPA Purchaser, dated as of November 18, 2020, as amended on July 26, 2021.
“FPA Purchaser” means Strategic Holding Group S.à r.l., an affiliate of the IIAC Sponsor.
“General Meeting” means the corporate body that consists of the shareholders of the Company and all other Persons with meeting rights and also the meeting in which shareholders of the Company and all other Persons with meeting rights assemble, as the case may be.
“Governance and Sustainability Committee” means the governance and sustainability committee of the Board.
“Hedged Positions” means the hedging positions and arrangements that effectively transfer the economic interest of any member of the Sponsor Group in the Company to a third party (e.g., forward sale contracts); provided, that the definition of “Hedged Positions” shall not include hedging positions and arrangements (a) in which the economic interest of any member of the Sponsor Group in the Company is retained (e.g., pledges and margin loans), (b) that minimize exposure to certain risks independent of the business operations of the Company (e.g., currency exchange swaps) or (c) that marginally cap or limit the upside/downside risk of any member of the Sponsor Group while maintaining material economic exposure (e.g., puts, calls and collars), as determined in good faith by the Board and such member of the Sponsor Group.
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
“IIAC Sponsor” means Investindustrial Acquisition Corp. L.P., a limited partnership incorporated in England and Wales.
“IIAC Sponsor Lock-Up Agreement” means the lock-up agreement, entered into at the Closing, by and among the Company, IIAC Sponsor and the IIAC Initial Shareholders.

“IIAC Warrants” means the IIAC Private Placement Warrants and the IIAC Public Warrants.
“Insider PIPE Subscribers” means certain inside subscribers among the PIPE Investors (including the FPA Purchaser, Sergio P. Ermotti and Ermenegildo (Gildo) Zegna di Monte Rubello).
“Lead Non-Executive Director” means the Director serving as lead non-executive director.
“Loyalty Register” means the separate part of the Company’s shareholder register instrumental to the Company’s loyalty voting structure.
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
“Non-Executive Director” means a non-executive member of the Board.
“NYSE” means the New York Stock Exchange.
“Offset PIPE Financing” means the private placement of 12,500,000 Ordinary Shares to the Offset PIPE Investors, for gross proceeds to the Company in an aggregate amount of $125,000,000, pursuant to the Offset Subscription Agreements.
“Offset PIPE Investors” means investors in the Offset PIPE Financing pursuant to the Redemption Offset Agreements and the Offset Subscription Agreements.
“Offset Subscription Agreements” means those certain subscription agreements entered into on December 16, 2021, among IIAC, the Company and the Offset PIPE Investors named therein.
“Ordinary Shares” means the ordinary shares, nominal value €0.02 per share, of the Company.
“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.
“PIPE Financing” means the private placement of 25,000,000 Ordinary Shares to the PIPE Investors, for gross proceeds to the Company in an aggregate amount of approximately $250,000,000, pursuant to the PIPE Subscription Agreements.
“PIPE Investors” means the investors (including the Insider PIPE Subscribers) in the PIPE Financing pursuant to the PIPE Subscription Agreements.
“PIPE Subscription Agreements” means those certain subscription agreements entered into on July 18, 2021, among IIAC, the Company and the PIPE Investors named therein relating to the PIPE Financing.
“Private Placement Warrants” means warrants to acquire Ordinary Shares on the same contractual terms and conditions as the IIAC Private Placement Warrants.
“Public Warrants” means warrants to acquire Ordinary Shares on the same contractual terms and conditions as the IIAC Public Warrants.
“Redemption Offset Agreements” means the agreements entered into on December 3, 2021, among IIAC, the Company and the Offset PIPE Investors named therein relating to the offset of redemptions of Class A Shares by IIAC public shareholders up to a certain level.

“Registration Rights Agreement” means the registration rights agreement entered into at Closing, pursuant to which the IIAC Initial Shareholders and the Zegna Initial Shareholders have been granted certain registration rights with respect to their respective equity securities in the Company, in each case, on the terms and subject to the conditions in such registration rights agreement.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Senior Management Team” means the Group’s senior management.
“Share Repurchase” means the repurchase by the Company of 54,600,000 Ordinary Shares from Monterubello in exchange for the Cash Consideration.
“Shareholders Agreement” means the shareholders agreement entered into at Closing by and among the Company, the IIAC Sponsor, Monterubello and Gildo Zegna.
“Special Voting Shares” means, collectively, the Special Voting Shares A, the Special Voting Shares B and the Special Voting Shares C.
“Special Voting Shares A” means the special voting shares class A, nominal value of €0.02 per share, of the Company.
“Special Voting Shares B” means the special voting shares class B, nominal value of €0.08 per share, of the Company.
“Special Voting Shares C” means the special voting shares class C, nominal value of €0.18 per share, of the Company.
“Sponsor Group” means the IIAC Sponsor together with its Affiliates.
“Sponsor Nominee” means the Non-Executive Director to be nominated by the IIAC Sponsor in accordance with the Articles of Association.
“Surviving Company” means IIAC following the Merger.
“Terms and Conditions of the Special Voting Shares” means the terms and conditions that apply to the issuance, allocation, acquisition, conversion, sale, holding, repurchase and transfer of the Special Voting Shares and certain aspects of the registration of the Ordinary Shares in the Loyalty Register.
“TFI Acquisition” means the acquisition of Tom Ford International (“TFI”), as further described in “Item 4.A—History and Development of the Company—TFI Acquisition.”
“Warrant Redemption” means the redemption of all our outstanding Warrants, which was completed on February 27, 2023 and as described in the notice of redemption dated as of January 26, 2023.
“Warrants” means, collectively, the Public Warrants and the Private Placement Warrants.
“Zegna Initial Shareholders” means, collectively, Monterubello, Ermenegildo (Gildo) Zegna and the other shareholders of Zegna immediately prior to the Closing.
“Zegna Merger Sub” means EZ Cayman, a Cayman Islands exempted company.
“Zegna Shareholders Lock-Up Agreement” means the lock-up agreement, entered into at the Closing, by and among the Company and the Zegna Initial Shareholders.

NOTE ON PRESENTATION
This document includes the consolidated financial statements of Ermenegildo Zegna N.V. at December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. We refer to these consolidated financial statements collectively as the “Consolidated Financial Statements.”
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
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
This report includes trademarks, trade names and service marks, certain of which belong to the Group and others that are the property of other organizations. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this report are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
MARKET AND INDUSTRY INFORMATION
Information contained in this report concerning the market and the industry in which we compete, including our market position, general expectations of market opportunity and market size, is based on information from various third party sources, assumptions made by us based on such sources and our knowledge of the personal luxury goods market. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. We have not independently verified any third-party information. The industry in which we operate is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this report are subject to change based on various factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.D—Risk Factors” and elsewhere in this report. The information relating to the industry contained in the section entitled “Item 4.B—Business Overview—Industry,” unless otherwise indicated, has been based on the Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2023, dated November 14, 2023.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. Forward-looking statements provide the current expectations or forecasts of future events of the Company. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this report include, but are not limited to, statements regarding the Group’s operations, cash flows, financial position and dividend policy.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to:
•the ability of the Group to safeguard the recognition, integrity and reputation of its brands and to identify and respond to new and changing customer preferences;
•the impact of COVID-19 or similar public health crises on the Group’s business;
•disruptions arising from political, social and economic instability, geopolitical tensions or civil unrest, including the current conflict in Ukraine and sanctions imposed onto Russia;
•the ability of the Group to successfully implement its strategy, including with respect to the newly acquired TOM FORD FASHION business;
•the ability of the Group to achieve the expected benefits of businesses we may acquire;
•disruptions to the Group’s manufacturing and logistics facilities, as well as DOSs;
•risks related to the operation of the Group’s DOSs, including as a result of difficulties in renewing the existing lease agreements, an increase in rental charges or a decline in sales, and the operation of points of sale by third parties in the wholesale channel;
•fluctuations in the price or quality of, or disruptions in the availability of, raw materials used by the Group for its products or of commodities such as energy, which could cause the Group to incur increased costs, disrupt its manufacturing processes or prevent or delay the Group from meeting its customers’ demand;
•the ability of the Group to negotiate, maintain or renew license or co-branding agreements with high end third party brands;
•shifts in travel patterns or declines in travel volumes;
•the ability to attract and retain key senior and skilled personnel and preserve craftsmanship skills;
•the Group’s ability to protect its intellectual property rights;
•disruptions or breaches in the Group’s information technology systems compromising the Group’s business operations or the personal information of the Group’s customers, including as a result of cybercrimes;
•the fact that the market price of the Company’s securities may be volatile due to a variety of factors;
•the ability to develop and maintain effective internal controls;
•the Company has identified material weaknesses in its internal control over financial reporting; if the Company fails to remediate these material weaknesses or maintain an effective system of internal controls, this could result in a material misstatement in the Company’s consolidated financial statements and may subject us to adverse regulatory consequences and affect investor confidence in us and, as a result, the price of our securities and our ability to access the capital markets and other forms of financing in the future may be impaired;
•changes in local economic, business, regulatory, social and political conditions, as well as changes in general economic conditions (such as significant inflation) and in demand for luxury goods;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•the high levels of competition in the luxury goods market;
•compliance with laws, including laws and regulation related to intellectual property, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection and privacy, limits on cash payments, sanctions, workers’ health and safety, human rights and the environment;
•risks related to climate change and other environmental impacts, as well as an increased focus by regulators and stakeholders on environmental, social and governance matters;
•changes in trade policy, the imposition of tariffs, the enactment of tax reforms and other changes in laws and regulations; and
•other factors discussed elsewhere in this report in the section “Item 3.D—Risk Factors.”
Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section “Item 3.D—Risk Factors” of this report. Accordingly, you should not rely on such forward-looking statements, which speak only at the date of this report. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks the Company describes in the reports it will file from time to time with the SEC.
Although the Company believes the expectations reflected in the forward-looking statements were reasonable at the time made, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company, nor any other person assumes responsibility for the accuracy or completeness of such forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this report and any subsequent written or oral forward-looking statements that may be issued by the Company or persons acting on its behalf.

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
•We may not be able to successfully implement our strategy, including the further enhancement of the ZEGNA brand, the successful integration of the TOM FORD FASHION business and Thom Browne’s international expansion.
•Disruptions to our manufacturing and logistics facilities, as well as DOSs, may adversely affect our business.
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

•We could be adversely affected if we are unable to negotiate, maintain or renew our license or co-branding agreements.
•The loss or unavailability of certain key senior personnel as well as skilled personnel could adversely affect our business.
•We could be adversely affected by fluctuations in exchange rates.
Risk factors relating to the Group’s business, strategy and operations
Our business depends on the recognition, integrity and reputation of our brands.
We design, manufacture, promote and sell luxury goods under a number of brands, including ZEGNA and Thom Browne. Pursuant to a long-term license agreement with The Estée Lauder Companies, we also operate the TOM FORD FASHION (“TFF”) business. Our sales and our ability to achieve premium pricing depend on the perception, recognition and reputation of our brands, which, in turn, depend on factors such as product design, the distinctive character and the quality of our products and customer service, the image of our stores and those of our franchisees and other wholesale customers, the success of our advertising and communication activities and our general corporate profile.
The recognition, integrity and reputation of our brands are among our most valuable assets, which are influenced by several factors, some of which are outside of our control. Factors that may adversely affect our brands’ image include our inability to respond adequately to the needs and expectations of our customers with regard to the quality, style and design, as well as the social and environmental sustainability, of our products, the service we provide in our stores, the dissemination by third parties of information that is untrue or defamatory, the commencement of litigation proceedings against us, as well as factors attributable to the parallel distribution and counterfeiting of our products.
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
Our reputation may also suffer as a result of factors or actions attributable to our suppliers. While we closely monitor our suppliers to ensure that they comply with all applicable laws and regulations, if suppliers fail to comply with applicable law, including those relating to labor, social security, health and safety, human rights, or if they deliver products that are defective or differ from our specifications or quality standards or do not comply with applicable law, this could have adverse effects on our production cycle and cause delays in product deliveries to our customers, and could damage our reputation, with possible adverse effects on our business, results of operations and financial condition.
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
Public health crises such as pandemics could adversely impact our business. The global spread of COVID-19, including variants thereof, has caused significant disruption to the global economy, consumer spending and behavior, tourism, supply chains and financial markets.
The COVID-19 pandemic, the ensuing government-mandated restrictive measures and the responsive actions adopted by the private sector and individual consumers adversely impacted our business operations, store traffic, employee availability, supply chain, financial condition, liquidity and cash flows, primarily in 2020 at the onset of the pandemic and in 2022 due to a new wave of the virus and the resulting lockdown restrictions in certain parts of the Greater China Region, the Group’s largest geographical market. The continuation or reintroduction of these restrictions or any new restrictions may adversely affect our business, results of operations and financial condition.
For further information on the impact of the COVID-19 pandemic on our results of operations and liquidity, see “Item 5.A—Operating Results—Trends, Uncertainties and Opportunities.”
Global trade conditions and consumer trends that originated during the COVID-19 pandemic continue to persist and may also have long-lasting adverse impacts on our business independently of the progress of the pandemic. For instance, the pandemic has led to shifts in tourism patterns and the emerging of new tourist destinations, thus reshaping the geographical landscape of our store and distribution network. These shifts have resulted in increased expenditure associated with the physical and logistical expansion of our distribution network, as well as the need to adjust distribution strategies and logistics. Moreover, increasing remote working arrangements may result in lower luxury purchases.
Although COVID-19-related restrictions have generally been lifted across the markets where we operate, our businesses may continue to experience impacts from a resurgence of COVID-19 or other widespread public health crises, such as incremental health and safety measures and related increased expenses, capacity restrictions and closures, as well as new shutdowns or slowdowns of all or part of our manufacturing and logistics operations and of our stores.
A resurgence of the COVID-19 pandemic or the occurrence of other widespread public health crises may contribute to a recession, depression or global economic downturn, reduce store traffic and consumer spending, lead to financial distress for our suppliers or wholesale customers, as a result of which they may have to permanently discontinue or substantially reduce their operations. Any of the foregoing could limit customer demand or our capacity to meet customer demand, disrupt our supply chain and have a material adverse effect on our business, results of operations and financial condition.
The impact of the COVID-19 pandemic on our business, results of operations and financial condition will ultimately depend largely on future events outside of our control, including ongoing developments in the pandemic (including the appearance of new variants of the virus), the success of containment measures, vaccination campaigns and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. However, the effects on our business, results of operations and financial condition may be material and adverse.
The COVID-19 pandemic or other widespread public health crises may also exacerbate other risks disclosed in this “Item 3.D.—Risk Factors,” including, but not limited to, our competitiveness, demand for our products, shifting consumer preferences, exchange rate fluctuations, and availability and price of raw materials.
We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks.
We operate in approximately 85 countries worldwide through a direct and indirect distribution network. For the year ended December 31, 2023, 41% of our revenues were generated in APAC, 35% were generated in EMEA, 22% were generated in North America and 2% were generated in Latin America.

Our operations in various international markets expose us to various risks, including those arising from: competition with local competitors (which may have greater resources and/or more favorable market positions); the diversity of consumers’ tastes and preferences and our ability to anticipate or respond to such tastes and preferences; changes in the political and economic environments in the countries where we operate; changes in regulations, including tax regulations, and the imposition of new duties or other protectionist measures; strict regulations affecting the import and processing of certain raw materials and finished goods; the occurrence of acts of terrorism or similar events, conflicts, geopolitical tensions, civil unrest or situations of political instability; parallel imports of goods at terms inconsistent with our guidelines and distribution of our products, in violation of exclusive territorial rights granted to other importers and licensees (the so-called “gray market”), which may force us to reposition our pricing in certain countries and erode our profitability. These or other factors may harm our business in international markets or cause us to incur significant costs in these markets, which could have a material adverse effect on our business, results of operations and financial condition.
The conflict in Ukraine and sanctions imposed onto Russia may adversely affect our business.
The ongoing conflict in Ukraine and resulting geopolitical tensions have had an abrupt impact on the global economy resulting in a sharp increase in energy prices and higher prices for certain raw materials and goods and services, which in turn have contributed to higher inflation around the world. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be material and adverse. Many governments around the world, including those of the United States, the European Union, the United Kingdom and other jurisdictions, have announced the imposition of sanctions on certain industries and parties in Russia, Belarus and the Ukrainian regions of Donetsk and Luhansk, as well as export controls on certain industries and products, including luxury goods, and the exclusion of certain Russian financial institutions from the SWIFT system. On March 11, 2022, the President of the United States issued an executive order prohibiting exports to Russia of luxury goods (including, inter alia, apparel, footwear and certain accessories with a per unit wholesale price of $1,000 or more). On March 15, 2022, the Council of the European Union imposed new sanctions on Russia prohibiting the export of luxury goods having a value in excess of €300 per item (including clothing, footwear, leather and fashion accessories). These and any additional sanctions or export controls, as well as any counter responses by the governments of Russia or other countries, are adversely affecting, and will continue to adversely affect, directly or indirectly, our supply chain and customers, as well as the global financial markets and financial services industry.
The Russian market represented 0.01%, 0.3% and 1.5% of our revenues in 2023, 2022 and 2021, respectively. Our business operations in such market used to be conducted through franchisees and distribution partners. Pursuant to the aforementioned sanctions, we suspended indefinitely deliveries to our franchisees and distributors in Russia. Accordingly, we either suspended production of products starting with the Fall/Winter 2022 collection ordered by our Russian franchisees and distributors or redirected any products ordered by Russian franchises and distributors for the Fall/Winter 2022 collection to our DOSs in other regions or to other franchisees and distributors. It is uncertain whether and when we will be able to resume such production.

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
We operate in a number of growth and emerging markets, both directly and through our distribution partners. In particular, a significant proportion of our sales are in the Greater China Region (which for our reporting purposes includes the Chinese mainland, Hong Kong S.A.R., Macau S.A.R. and Taiwan), representing 31%, 33% and 46% of our revenues in 2023, 2022 and 2021, respectively, where we have had a direct retail presence since 1991. While demand in these markets has increased in recent years due to sustained economic growth and growth in personal income and wealth, economic growth in these markets may not be sustained in the future. For example, rising geopolitical tensions and potential slowdown in the rate of growth there and in other emerging markets (such as the recent decline in investments in the real estate market in the Greater China Region) could cause a decline in our sales there, or limit the opportunity for us to increase sales of our products and revenues in those regions in the near term. For example, any increase in tensions around Taiwan, including threats of military actions or escalation of military activities, as well as the rising of protests, could adversely affect our sales in the Greater China Region.
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
Maintaining our position in these growth and emerging markets is a key component of our global strategy. However, initiatives from several global luxury goods manufacturers have increased competitive pressures for luxury goods in several emerging markets. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their sales. Increased competition may result in pricing pressure, reduced margins and our inability to increase or maintain our sales levels, which could have a material adverse effect on our results of operations and financial condition. See also “—Risk factors relating to the industry in which the Group operates—The markets in which we operate are highly competitive.”
Failure to implement our strategy could adversely affect our results of operations.
Our ability to increase our revenues, pursue growth and development objectives and generate profits and cash flows depends, in part, upon our success in carrying out our strategic plan. As part of our strategy, we are pursuing, among other things, the further enhancement of the ZEGNA brand (including through our One Brand strategy), the successful integration of the TOM FORD FASHION business and Thom Browne’s international expansion. See “Item 4.B—Business Overview—Strategy” for a description of our strategy.
If our One Brand strategy proves unsuccessful, the positioning of the ZEGNA brand may suffer and we may have to undertake markdown activities, which could impact our prestige and reputation, as well as profitability. In addition, as a result of our ZEGNA brand strategy relating to iconic products, we could become significantly exposed to certain specific products and, should they lose their appeal, it may be difficult to replace the revenues generated therefrom.
Our initiatives to grow the direct to consumers channel through the opening of new stores involve significant investments and the selection of the appropriate locations and personnel. If the execution of the stores roll-out plan is not successful we may not realize the return on investment or the growth and profitability that we anticipate.
Our initiatives to develop an increasingly sustainable business and leverage on our Made in Italy textiles and manufacturing platform involve significant investments and possible operational changes. If the implementation of such initiatives is not successful, or we do not realize the return on our investments in these initiatives that we anticipate, our results of operations could be adversely affected.
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
We are exposed to risks relating to recent and potential future acquisitions.
Our growth strategy may, from time to time, include acquisitions. Such acquisitions may cause us to face uncertainties concerning the economic and financial outcomes of such transactions. With respect to both past and future acquisitions (including the TFI Acquisition which closed on April 28, 2023), we may be exposed to liabilities (including tax liabilities) not detected during the due diligence process or not covered by contractual provisions. Furthermore, other assessments of the acquired business made at the time of the initial investment could prove to be incorrect. The achievement of the anticipated benefits of an acquisition is subject to a number of uncertainties, including general competitive factors in the marketplace, our ability to integrate the businesses in an efficient and effective manner and establish and implement effective operational principles and procedures. We may also encounter unexpected difficulties and costs if we are unable to retain certain key employees and achieve minimal unplanned attrition, which could increase our hiring and training costs and disrupt our business, or in connection with hiring new senior managers. The process of coordinating and integrating businesses acquired by the Group has required and will continue to require significant management and financial resources that may otherwise have been focused on the ordinary course management of our activities. The integration process also requires the application of financial reporting and management control systems to the acquired companies, as well as the integration of IT systems, compliance and risk management policies (which may apply different standards, procedures and tools), and the training of new personnel. Each of these needs could require considerable resources from us, entailing significant costs. If we incur liabilities as a result of acquisitions and these liabilities exceed the contractual indemnification caps, or if indemnification is not available for any other reason, this could have a material adverse effect. Furthermore, we are exposed to the risk that the evaluations and assumptions underlying investment decisions could turn out to be incorrect, which could lead to unexpected difficulties in the process of integrating the acquired assets or companies with our business, or costs and other unforeseen liabilities for the Group, and we may not obtain the benefits and synergies expected from such transactions. Any of the above circumstances could have adverse effects on our business, results of operations and financial condition.
Acquisitions of new businesses may also expose us to other risks relating specifically to the business being acquired. For example, pursuant to the arrangements governing the TFI Acquisition (and subject to its closing), Mr. Tom Ford, Founder and CEO of Tom Ford International, served as the brand’s creative visionary until the end of 2023. His departure following many years at the helm of the TOM FORD brand could ultimately have a material adverse effect on the TOM FORD FASHION business, and therefore on our results of operations and financial condition.
We depend on our manufacturing and logistics facilities, which are subject to disruption.
We operate manufacturing and logistics facilities in Italy, Switzerland and Turkey and logistics facilities in the People’s Republic of China, Japan and the United States. These facilities are subject to operational risks, including mechanical and information technology system failure, work stoppage, civil unrest, increases in transportation costs, natural disasters, fire, government imposed shutdowns and disruption to supplies of raw materials or of commodities such as energy. Any interruption of activity in our manufacturing or logistics facilities due to these or other similar events outside of our control could result in disruption to our operations and a reduction in sales, which could have an adverse effect on our business, results of operations and financial condition. See “—We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business.”
We are subject to certain risks related to the sale of our products through our DTC channel and in particular our directly operated stores.
In our distribution model, the DTC channel consists of single branded stores managed directly by us, or DOSs, outlets, concessions within department stores, as well as a directly managed online boutique and other e-commerce platforms through which we sell directly to our customers. At December 31, 2023, we operated 253 ZEGNA, 86 Thom Browne and 51 TOM FORD FASHION DOSs (239 ZEGNA and 63 Thom Browne DOSs at December 31, 2022). The DTC channel generated revenues of €1,265 million in 2023 (or 66% of our consolidated revenues in such period). The risks related to managing currently existing DOSs mainly relate to possible difficulties in renewing the existing lease agreements, an increase in rental charges and a decline in sales.
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
The operations of our retail channel and DOSs are also subject to risks such as information technology system failure, work stoppage, wars, conflicts, civil unrest, natural disasters, fire and government imposed shutdowns. Any interruption of activity in our retail channel and DOSs due to these or other similar events out of our control could result in disruption to our operations and a reduction in sales, which could have an adverse effect on our business, results of operations and financial condition.
In the wholesale channel, we are subject to certain risks arising from points of sale operated by third parties, and we are dependent on our local partners to sell our products in certain markets.
In the wholesale channel, we sell our products to franchisees, specialty stores, department stores and online retailers. For the year ended December 31, 2023, revenues attributable to the wholesale channel for ZEGNA branded products, Thom Browne and TOM FORD FASHION (after the closing of the TFI Acquisition) amounted to €458.4 million (or 24% of our consolidated revenues in the same period). The termination or loss of existing commercial relationships with our primary wholesale customers, the failure to develop new commercial relationships on economically favorable terms (or at all) or a significant decrease in wholesale channel revenues could have a material adverse effect on our business, results of operation and financial condition. In addition, any failure by retailers not directly operated by us to manage their stores, or by our local partners to act, in a manner consistent with the image and prestige of our brands or in line with any agreed contractual commitments (including in terms of sale prices), or failure by online retailers to comply with consumer protection laws or provide accurate product descriptions, could damage the competitive position and image of our brand, with potential material adverse effects on our business, results of operations and financial condition. See “—Our business depends on the recognition, integrity and reputation of our brands.”
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
We require high quality raw materials in order to produce our products. The market price of the raw materials that we require for our production depends on many factors that are largely out of our control and which are difficult to predict. The primary raw materials we use are fibers and yarns of wool, silk, cotton, linen, cashmere and fabrics of the same composition, as well as leather. The availability of wool and silk depends on unpredictable factors which are outside our control, including weather conditions in the areas where these raw materials originate (mainly Australia and New Zealand for wool, Greater China and Mongolia for cashmere, Turkey and Egypt for cotton, Europe and the Caribbean for linen and Greater China for silk), as well as diseases and pests affecting livestock and plants and, as a result, fiber quality. We also use rare raw materials, such as vicuna yarns and fabrics and specially selected calf leather, which are only available in a very limited quantity and subject to strict export and processing regulations, which may change. Possible legislative, political and economic developments, potential social instability or the introduction of export restrictions or tariffs in the countries in which our suppliers operate, or the introduction of import restrictions on products from such countries, could have a negative impact on our procurement activities. These and other factors could affect the availability and price of the raw materials required for our production. For instance, the price of cashmere raised significantly over the last three years; and fine linen fiber prices continued to grow as a result of various factors, including droughts that reduced the available quantity high quality flax. The price of other raw materials was also recently affected by the global high inflationary environment.
If the supply of such raw materials decreases (including due to shortages or to a decrease in the number of producers or suppliers of raw materials), we may face difficulties in obtaining sufficient supplies of high quality raw materials, and the relevant prices may increase. Thus, we could face supply shortages in the medium term and rising costs of purchasing, which we may be unable to pass on to our customers. In addition, our suppliers could cancel or delay the delivery of raw materials to us, may fail to provide raw materials that meet our high quality standards or may fail to comply with our increasingly stringent sustainability and traceability requirements. This could delay our manufacturing process or cause us to incur increased costs to obtain raw materials of the quality we require. Any of the foregoing factors could have a material adverse effect on our business, results of operations or financial condition. Suppliers’ actions may also damage our reputation. See “—Our business depends on the recognition, integrity and reputation of our brands”.
We could be adversely affected if we are unable to negotiate, maintain or renew our license or co-branding agreements with high end third party brands.
We are a party to various agreements with third party brands, as licensee or supplier, and license agreements, as licensor.
In accordance with the definitive agreements for the acquisition of TFI, which closed on April 28, 2023, TFI entered into a license agreement, pursuant to which TFI is the licensee of The Estée Lauder Companies for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products, for a term of 20 years, subject to renewal at TFI’s option for one further 10-year period subject to certain minimum performance conditions (the “TFF License”). Under the TFF License, we are required to pay royalties to the licensor. If we are unable to run the licensed business efficiently (considering the royalties and other costs), our profitability may be adversely affected. In addition, the TFF License provides for certain minimum guaranteed royalties payable to The Estée Lauder Companies regardless of the level of sales actually achieved.
We act as supplier of menswear for several brands such as Dunhill and Gucci. During the year ended December 31, 2023, we recorded revenues of €25.3 million from these agreements with third party brands (after eliminations). See “Item 4.B—Business Overview—Zegna segment—Third Party Brands Product Line” for further information on our business with third party brands. If we were to fail to comply with our obligations under these arrangements (including with respect to required quality standards and timeliness of deliveries), our third party brand partners may terminate, fail to renew, amend in a manner adverse to us the existing arrangements, or initiate legal proceedings against the Group, which may have material adverse consequences on our business, results of operations and financial condition.
We are also party to certain license agreements whereby we grant, for a certain period of time, the use of our brand to third parties for the production of products in adjacent luxury sectors (including fragrances, glasses and sunglasses, cufflinks, and beachwear and underwear). For the year ended December 31, 2023, royalties relating to these arrangements were €3.0 million. If any of these licensees were not to perform their obligations towards the Group (including by failing to ensure the required quality, sustainability or traceability standards, not complying with our directions with respect to distribution channels and after sale services, breaching obligations related to our intellectual property rights, or failing to comply with the timeline for product launches), we may be unable, in a commercially reasonable time, to replace such licensee with another producer capable of ensuring equivalent quality and production standards, or procure its services upon the same or substantially the same financial terms. Our inability to maintain a presence in these adjacent luxury sectors or to provide products in these sectors of a quality comparable to that of our other products may reflect negatively on the reputation and integrity of our brands.
From time to time, we enter into co-branding projects with different brands for the design, production and sale of certain selected co-branded products, as we did in the past with The Elder Statesman. We also enter into collaborations with other brands to offer new products lines (as we did with Norda and Baccarat). If we fail to negotiate, enter into or renew such relationships in a mutually satisfactory manner for both brands, in particular with respect to the distribution of the co-branded products and the ownership and protection of the intellectual property rights related to these projects, we may be unable to replace the revenues generated in the past from these collaborations.

If any of the foregoing licensing agreements or co-branding projects with third party brands are terminated for any reason, not renewed upon their expiration or renewed but with less favorable terms and conditions, this could have a material adverse effect on our business, results of operations and financial condition.
Our business depends on tourist traffic and demand.
A substantial amount of our sales is generated by customers who purchase products while travelling. Consequently, adverse economic conditions (such as financial crises), global political developments, other social and geopolitical tensions, instability, disorders, riots, civil wars or military conflicts, natural disasters such as fire, floods, blizzards, global pandemics such as the COVID-19 pandemic and earthquakes or other events, as well as travel restrictions imposed by governments, which result in a shift in travel patterns or a decline in travel volumes, have had in the past, and may have in the future, an adverse effect on our business, results of operations and financial condition. See also “—We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business,” “—Global economic conditions and macro events may adversely affect us.” and “—The conflict in Ukraine and sanctions imposed onto Russia may adversely affect our business.”
Our business success depends on certain key senior personnel as well as skilled personnel, and their loss or unavailability could adversely affect our business.
The performance of our business depends significantly on the efforts and abilities of some key senior personnel, including, without limitation, our Chairperson and Chief Executive Officer, Ermenegildo (Gildo) Zegna. Such key personnel have substantial experience and expertise in the luxury goods business and have made significant contributions to the success of our business.
Although we have a succession planning process in place for certain key roles, if any key personnel were to leave us abruptly, or become otherwise unable or unwilling to continue in their roles, we may not be able to replace them in a timely fashion or with individuals of equivalent experience and capabilities. The failure to retain or replace such key personnel with other skilled personnel capable of integrating into our operations efficiently could lead to delays in the development of collections, inefficiencies in management of our business, and, accordingly, could have a material adverse effect on our business, results of operations and financial condition.
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

With respect to designs in particular, design rights do not prevent our competitors from developing products that are substantially equivalent to or better than our products, while not infringing our intellectual property rights. Moreover, any actions we take to establish and protect our designs, trademarks, patents, and other intellectual property rights may not be adequate to prevent counterfeiting, imitation of our products by competitors or other third parties or to prevent these persons from asserting rights in, or ownership of, our brand trademarks and other intellectual property rights. We may therefore be forced to spend significant resources to defend our intellectual property from infringement or from third party claims. In addition, should third parties register intellectual property rights which overlap with ours, or should we attempt to enter new markets where third parties have registered intellectual property rights which are similar to those which we would wish to register, we may be constrained from developing our business in such markets or we may have to spend more resources to support our registration. In addition, applications to register intellectual property may face objections from the trademark offices we seek to register them in and may not mature into registrations. If we were to face judicial or administrative challenges involving our registered intellectual property rights, for instance requesting cancellation on grounds of non-use, we may not be able to successfully resolve these types of conflicts to our satisfaction. Each of the above could have a material adverse effect on our business, results of operations and financial condition. In addition, the laws of certain countries may not protect trademarks, designs, copyrights and other intellectual property rights to the same extent as the laws of the United States or the European Union.

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

For instance, on June 28, 2021 Adidas AG (“adidas”) commenced an action against Thom Browne, Inc. in the Southern District of New York, for, among other things, trademark infringement, unfair competition, dilution and various state claims, in connection with the use of Thom Browne’s five color grosgrain ribbon and the four bars on sleeves and pants on its sporting goods, sportswear and athletic wear, allegedly infringing the three stripe marks of adidas. The case was assigned to a jury trial and, on January 12, 2023, the jury found that at no time did Thom Browne, Inc. infringe on any of adidas’s trademarks. Adidas has filed a notice of appeal, following which Thom Browne, Inc. has filed a notice of cross-appeal. In addition, based on evidence submitted in another trial against Thom Browne Inc., adidas has filed a motion requesting a new trial based on discovery flaws. The appeal from the jury verdict remains pending before the Court of Appeals and the parties have been called for oral argument on April 17, 2024. The motion for a new trial is pending before the lower court judge who has been notified of the oral argument before the Court of Appeals; we therefore expect a rapid decision on the pending motion to reopen the case.

Meanwhile, the opposition filed by adidas against several trademarks which Thom Browne Inc. filed for registration in the European Union was denied, except with respect to one mark which has yet to be decided. Thom Browne has commenced cancellation proceedings in the European Union as well as in the UK against a number of adidas’s trademarks that could be used to restrain access of Thom Browne Inc.’s products to these markets. As a result, adidas has filed counterclaims for infringement of those marks by Thom Browne Inc.’s use of its grosgrain ribbon signature as well as the four bar design. On challenge, adidas has voluntarily cancelled a number of the marks at issue. The first hearing in the UK is set for July 17, 2024 and trial is expected to conclude during the week of July 24.

In addition, in 2022 adidas commenced a lawsuit before the Nuremberg-Furth District Court in Germany against Thom Browne, Inc. and Thom Browne Retail Italy S.r.l., alleging Thom Browne’s four-bar signature infringed adidas’s three stripe mark. Counsel’s service of the documentation was flawed and formed the basis of default judgments against both Thom Browne, Inc. and Thom Browne Retail Italy Srl. Upon discovery of the defaults, Thom Browne obtained the suspension of both judgments. The parties have submitted their arguments and are now waiting for the judge to decide or for the District Court to assign a trial period.

Thom Browne intends to vigorously defend its position in all the aforementioned proceedings.

These or any other such events may entail significant losses in addition to legal costs, with possible adverse effects on our business, results of operations and financial condition. For information on legal costs incurred in connection with this matter until December 31, 2023, see “Item 5—Operating and Financial Review and Prospects—Non-IFRS Financial Measures” and Note 5 — Segment reporting to the Consolidated Financial Statements included elsewhere in this document.

A disruption in our information technology, including as a result of cybercrimes, could disrupt our business operations and compromise confidential and sensitive information.
We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, human error, interruption to power supply, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to operate. Our ability to keep our business operating effectively depends on the functional and efficient operation by us and our third party service providers of our information, data processing and telecommunications systems, including our product design, manufacturing, distribution, sales and marketing, billing and payment systems. We rely on these systems to enable a number of business processes and help us make a variety of day-to-day business decisions as well as to track operations, billings, payments and inventory. Recently, we have also been enhancing our solutions for advanced analytics and customer experience, furthering use of artificial intelligence and machine learning (“AI”) for areas such as marketing, product recommendation and matching, learning customer preferences, customer profiling and segmentation. Generative AI is being introduced to augment creative and content creation processes. The legal and regulatory environment relating to AI in the jurisdictions where we operate is uncertain and rapidly evolving, and includes laws and regulations targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our use of AI and increase our compliance costs and the risk of non-compliance.
Our use of AI could also lead to novel and urgent cybersecurity risks, including new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns or other complications that could adversely affect our reputation, business, results of operations and financial condition.
All of our systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, connection interruption, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication (including through the use of AI technologies) and frequency, with the consequence that such cyber incidents may remain undetected. In addition, the transition of part of our workforce to a hybrid work environment, where our employees are often working remotely, could also increase our vulnerability to risks related to our hardware and software systems, including risks of phishing and other cybersecurity attacks.
For any of the foregoing reasons, we may experience system malfunctions or interruptions. For example, in August 2021 we were subject to a ransomware attack that impacted the majority of our IT systems. As we refused to engage in discussions relating to the payment of the ransom, the responsible parties published certain accounting materials extracted from our IT systems. We publicly announced the IT systems breach and gradually restored our IT systems from secure back up servers during the weeks following the breach.
Although our systems are diversified, including multiple server locations, third party cloud providers and a range of software applications for different regions and functions, and we periodically assess and implement actions to ameliorate risks to our systems, a significant or large scale malfunction or interruption of our systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our customers. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, results of operations and financial condition. In addition, our recently acquired businesses may use different information technology and data processing systems than those used at a broader group level, which could make it more complex to prevent or timely address any of the foregoing events.
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
In carrying out our business, we collect, store and process personal data of our customers, employees and other parties with whom we deal, including data we gather for product development and marketing purposes. Therefore we are subject to a variety of strict and ever-changing data protection and privacy laws on a global basis, including the EU General Data Protection Regulation, the Personal Information Protection Law of the People’s Republic of China and the California Invasion of Privacy Act. These laws are complex and subject to continuously evolving interpretations, including as a result of the use of information technology. As a result, we may be subject to claims and investigations with respect to our interpretation and application of such laws.
We are exposed to the risk that personal data we store and use may be damaged or lost, stolen, divulged or treated or processed for unauthorized purposes by the individuals responsible for data management or by unauthorized individuals (including third parties and the Group’s employees). The destruction, damage to or loss of personal data, as well as its theft, unauthorized treatment or processing or dissemination, could significantly impair our reputation and impact our operations; it could also lead to governmental investigations and the imposition of fines by competent authorities, with possible adverse effects on our business, results of operations and financial condition. See also “—A disruption in our information technology, including as a result of cybercrimes, could disrupt our business operations and compromise confidential and sensitive information.”
We are subject to certain risks related to related party transactions.
We have engaged, and continue to engage, in relationships of a commercial nature with related parties. These relationships consist mainly in the provision of industrial services, licensing agreements, financial guarantees, the purchase of raw materials, and certain contributions to Fondazione Zegna. In addition, we lease certain real estate properties from related parties. See “Item 7.B—Related Party Transactions.”
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
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency exchange rates. In particular, changes in exchange rates between the Euro and the main foreign currencies in which we operate affect our revenues and results of operations. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those related to purchases or production activities. In particular, we incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro (mainly in Chinese Renminbi, U.S. Dollars, Japanese Yen, Hong Kong Dollars and British Pound). Therefore, our results may be adversely affected if these currencies depreciate against the Euro. Such risk is heightened given the extended time period between the moment when the sale prices of a collection are set and the moment when revenues are converted into Euro, which may extend up to 18 months. In addition, foreign exchange fluctuations might also negatively affect the relative purchasing power of our clients, which could also have an adverse effect on our results of operations. See “Item 5.A—Operating Results—Trends, Uncertainties and Opportunities.” The year ended December 31, 2023 was characterized by high volatility in exchange rates especially for Chinese Renminbi (going from 7.358 Chinese Renminbi for 1 Euro at December 31, 2022 to 7.851 at December 31, 2023) and Japanese Yen (going from 140.660 Japanese Yen for 1 Euro at December 31, 2022 to 156.330 at December 31, 2023) which recorded a strong devaluation against the Euro compared to the levels at the end of 2022. The U.S. Dollar also depreciated against the Euro compared to the 2022 year-end level (going from 1.067 U.S. Dollars for 1 Euro at December 31, 2022 to 1.105 at December 31, 2023).

An appreciation of the U.S. Dollar against the Euro may adversely affect our results of operations due to certain significant liabilities on our Consolidated Statement of Financial Position which are originally denominated in U.S. Dollars.

In particular, we recognize a financial liability corresponding to the present value of the exercise price in U.S. Dollars of the put option granted to the non-controlling interest in our investment in the Thom Browne Group, which is remeasured at fair value at the end of each period. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. For additional information refer to Note 28 — Other current and non-current financial liabilities to the Consolidated Financial Statements included elsewhere in this document. Any appreciation or depreciation in the U.S. Dollar against the Euro results in a corresponding unrealized loss or gain in the Consolidated Statement of Profit and Loss foreign exchange line item. In 2023, the U.S. Dollar depreciation against the Euro resulted in an unrealized gain of €5.4 million for the year ended December 31, 2023.
Exchange rate fluctuation may also adversely affect our competitive position as compared to other operators in the luxury goods market, who may incur costs in other currencies with more favorable exchange rates relative to the currencies of our principal markets.
In the Zegna segment and the Tom Ford Fashion segment, we seek to manage risks associated with fluctuations in currency through financial hedging instruments, mainly forward contracts for the sale of foreign currencies. For the Thom Browne segment, we are taking steps that will gradually lead to the adoption of similar policies. However, there can be no assurance that we will be able to hedge currency related risks successfully, and our business, results of operations and financial condition could nevertheless be adversely affected by fluctuations in market rates, particularly if such fluctuations are extended over time.
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
We have entered into Euro-denominated financing agreements and revolving credit facilities providing for a floating interest rate. As of December 31, 2023, floating rate loans represented approximately 71% of our total borrowings, for a financed amount of approximately €284.6 million. In addition, the Group also had undrawn Euro-denominated revolving, floating rate credit facilities for €295.0 million at December 31, 2023. Although we have entered into derivative financial instruments to hedge part of our exposure to interest rate risk, an increase in interest rates during the term of such financing agreements, which would result in higher interest payments thereunder, could have a material adverse effect on our business, results of operations and financial condition. In addition an increase in the interest rate in different countries could have a material impact on the hedging cost related to derivatives instruments to hedge our exposure in foreign currencies. See “—We are exposed to currency related risks.”
As of December 31, 2023, we had approximately €85.3 million of other current financial assets invested in listed and unlisted financial instruments. We do not enter into investments for trading or speculative purposes. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk of loss. In connection with our investment activities, we may be exposed to market risk, i.e. the risk of loss related to changes in market prices, volatility, counterparty and liquidity of financial instruments, which could have a material adverse effect on our business, results of operations and financial condition.
Risk factors relating to the industry in which the Group operates
The markets in which we operate are highly competitive.
The markets for our products are characterized by high levels of competition and the presence of a number of established operators and new entrants, some of which have significant financial resources or well-known and fashionable brands. To succeed, we must interpret and anticipate the tastes, preferences and lifestyles of our customers and anticipate changes in those tastes, preferences and lifestyles, as well as identify fashion and luxury market trends, while producing high quality, desirable luxury products. Our competitors may be more successful in interpreting market trends or may be able to produce their products at lower costs. In particular, our larger competitors may be better equipped to changing conditions that affect the competitive market, including transformation in the customer experience supply chain operations and the use of new digital technologies and artificial intelligence in the business, heightening customer expectations. In addition, newer entrants may be viewed as more desirable by fashion-conscious consumers. Our failure to compete effectively in our chosen markets, including through a failure to identify and respond to new and changing trends and consumer preferences, or through a failure to successfully invest in innovative initiatives, could have a material adverse effect on our business, results of operations and financial condition.
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
We sell our products throughout the world. In particular, we conduct our business in EMEA, North and Latin America and APAC. Our presence in various international markets exposes us to the risks connected, among other things, with the geopolitical and macroeconomic conditions of the countries in which we operate. Sales could be affected by various events, such as, for example, market instability, terrorism, war, natural disasters or socio-political upheavals. In particular, the majority of our current sales are in Greater China and the United States. Therefore, slowing economic conditions in those countries may adversely affect our revenues and results of operations in those regions. We have also recently made investments in new areas, including South Korea (where, first in the Thom Browne segment and then in the Zegna segment, we recently switched from a wholesale distribution model to the direct operation of 17 Thom Browne DOSs and 16 ZEGNA DOSs) and the Middle East. Any macroeconomic, socio-political, natural or other events in such regions (including the conflict between Israel and Hamas, and any escalation and extension thereof to other countries) could adversely affect our revenues and results of operations. See also “—Risk factors relating to the Group’s business, strategy and operations—Developments in Greater China and other growth and emerging markets may adversely affect our business” and “—Risk factors relating to the Group’s business, strategy and operations—The conflict in Ukraine and sanctions imposed onto Russia may adversely affect our business.”
If these events, which are difficult to predict, occur, this could have an adverse effect on the demand for luxury goods in a specific country or could cause a contraction in tourist flow, and may have a material adverse effect on our business, results of operations and financial condition.
Significant inflation could adversely affect our results of operations and financial condition.
Economies around the world have recently experienced significant inflationary pressures, coupled with government measures to fight inflation and prevent or mitigate economic recessions. While inflation recorded in 2023 was more moderate than in 2022, if inflation remains elevated or increases in the future, we could face further increases in costs for raw materials, energy costs, labor costs or other production costs, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers, or successfully implement other mitigating actions. The foregoing could reduce our profit margins, with a material adverse effect on our results of operations and financial condition. Additionally, many central banks have increased, and may increase further, interest rates as a result of the recent inflation, which in turn may increase our borrowing costs.
In addition, significant increases in the costs of other products required by consumers, as well as a raise in interest rates may affect consumer spending power and result in overall reduced spending. A significant increase in the price of our products as a result of inflationary pressure could result in a decline in our sales.
We are subject to legal and regulatory risk.
We are required to comply with the laws and regulations applying to our products and operations in the various jurisdictions in which we operate, particularly in relation to the protection of intellectual property rights, competition, product safety and traceability, packaging and labeling, import and processing of certain raw materials and finished goods, data protection and privacy, limits on cash payments, sanctions, workers’ health and safety, human rights and the environment (such as laws and regulations related to water usage or carbon emissions). New legislation (or amendments to existing legislation) may require us to adopt stricter standards, which could lead to increased costs for adapting product characteristics, performing due diligence across the supply chain and reporting thereon, requiring us to collect external data on which we have little or no control. It could also lead us to change our suppliers or limit our operations, which may have a material adverse effect on our business, results of operations and financial condition. For example, pursuant to the Uyghur Forced Labor Prevention Act entered into force in the United States on June 21, 2022, importers of goods originating in China must demonstrate that such goods were not produced or manufactured, in whole or in part, in Xinjiang and, if they were, provide evidence that they were not manufactured with forced labor. If our suppliers are unable to provide the certificates of origin demanded by the Group in a timely manner, our supply chain and in turn, our deliveries in the United States, could be adversely impacted. See also “—Risk factors relating to the Group’s business, strategy and operations—We are exposed to the risk that personal information of our customers, employees and other parties collected in the course of our operations may be damaged, lost, stolen, divulged or processed for unauthorized purposes” with regards to risks relating to laws on data protection and privacy.
In addition, we are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, and other anti-bribery, anti-corruption and anti-money laundering laws in the countries in which we conduct activities. We and our distribution partners may have direct or indirect interactions with officials and employees of government agencies or state owned or affiliated entities and other third parties where we may be held liable for corrupt or other illegal activities, even if we do not explicitly authorize them. We are also subject to sanctions legislation, which may lead to commercial and economic sanctions, prohibitions and other restrictive measures imposed by the different authorities and governments involved, including the European Union, the United States, the United Nations and other international organizations. See also “—Risk factors relating to the Group’s business, strategy and operations—The conflict in Ukraine and sanctions imposed onto Russia may adversely affect our business.” From time to time, we may conduct some limited activities in countries subject to sanctions or other restrictive measures. While we believe that our activities are in compliance with the applicable laws and sanctions legislation, including embargoes, we cannot exclude the possibility that we or our distribution partners may violate such laws. Any violation of the foregoing laws could lead to regulatory and/or judicial proceedings and sanctions (including civil penalties, denial of export privileges, injunctions, asset seizures and revocations or restrictions of licenses, as well as criminal fines and imprisonment), which may have a material adverse effect on our reputation, business, results of operations and financial condition.
We are subject to risks associated with climate change and other environmental impacts and increased focus by stakeholders on environment, social and governance matters.
Our business is subject to risks associated with climate change, both physical and transitional. The widespread impact of climate-related effects can lead to reduced availability or quality of our core raw materials, with consequent possible increases in price or in available volumes for selected top-quality specimen thereby adversely affecting our financial performance. Additionally, the increased frequency and intensity of physical events (including storms and floods) due to climate change could also lead to business interruptions in our production processes or at our production facilities, supply chain disruption, scarcity of raw materials and more frequent closures of DOSs or lost sales as customers prioritize basic needs. Finally, the increasing introduction of new national and international laws and regulations with the aim to reduce the potential impacts of climate change may hinder our efforts to enter specific markets and may cause increased costs and complexity to comply with new and evolving climate change regulatory requirements and obligations. Any failure on our part to comply with such laws and regulations could lead to adverse consumer actions and investment decisions by investors, as well as expose us to government enforcement action and private litigation.
There is also increased focus from our stakeholders, including consumers, employees and investors, on corporate responsibility (including environment, social and governance (“ESG”)) matters, including traceability and transparency, sustainability claims and product labeling requirements, carbon emissions, responsible sourcing, deforestation, the use of energy and water, the recyclability or recoverability of product, packaging and raw materials, human rights and diversity, equality and inclusion. We have announced and plan to announce our accomplishments in sustainability strategy and ESG goals, as well as possibly add new aspirations and commitments. There can be no assurance that our stakeholders will agree with our strategy or will be satisfied with our disclosures, or that we will be successful in achieving our goals. If our ESG practices do not meet our stakeholders’ expectations and standards, or if we fail (or are perceived to fail) to implement our strategy or achieve our goals, our reputation could be damaged, causing our investors or consumers to lose confidence in us and our brands, negatively impacting our employee retention and our business, and having a negative effect on our sales and results of operations. In addition, implementing our ESG strategy and pursuing our ESG goals involves costs and investments which could adversely affect our results of operations.
In order to honor certain of our sustainability goals, we have been imposing increasingly stringent standards on our suppliers with respect to the traceability of raw materials. If any supplier fails to comply with such requirements, we may be unable, in a commercially reasonable time, to replace such supplier with another supplier capable of ensuring equivalent quality and quantitative standards, and we may be unable to procure the relevant raw materials on similar or more favorable commercial terms.
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
Our business is subject to various taxes in different jurisdictions (mainly Italy), which include, among others, the Italian corporate income tax (“IRES”), regional trade tax (“IRAP”), value added tax (“VAT”), excise duty, registration tax and other indirect taxes. Our business outside of Italy is subject to corporate income taxes in every country where we do business, through our subsidiaries and or branches; remittances from those subsidiaries back to Italy may be subject to withholding taxes. We are exposed to the risk that our overall tax burden may increase in the future.
Changes in tax laws or regulations, or in the position of the relevant Italian and non-Italian authorities regarding the application, administration or interpretation of these laws or regulations, particularly if applied retrospectively, could have a material adverse effect on our business, results of operations and financial condition. These changes include the introduction of a global minimum tax at a rate of 15% under the Two-Pillar Solution to Address the Tax Challenges of the Digitalisation of the Economy, agreed upon by over 130 jurisdictions under the Organisation for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting. Pursuant to Council Directive (EU) 2022/2523 (the “Pillar Two Directive”), on December 27, 2023, Italian Legislative Decree No.209/2023 adopted a tax reform in international taxation, including the implementation into Italian domestic law of the Pillar Two legislation. Under the reform, in-scope multinational enterprise groups are subject to a top-up tax of at least 15% via two interlocking global anti-base erosion rules:

(i)the Income Inclusion Rule (Imposta Minima Integrativa), applying to fiscal years beginning on or after December 31, 2023; and
(ii)the Under Taxed Profits Rule (Imposta Minima Suppletiva), applying to fiscal years beginning on or after December 31, 2024.
Additionally, Italy has implemented a Qualified Domestic Minimum Top-up Tax (Imposta Minima Nazionale), applying to fiscal years beginning on or after December 31, 2023 which is intended to meet the requirements for the qualified domestic minimum top-up tax safe harbor. More detailed implementation rules are set forth in Ministerial Decree n° 209 of December 27, 2023.
In light of the current state of regulations in the countries in which the Group is located, and subject to future regulatory specifications, we do not currently expect the Italian legislation implementing the Pillar Two Directive to lead to significant adverse tax consequences for us, however it may have an adverse effect on our tax compliance burden.
In addition, tax laws are complex and subject to subjective valuations and interpretive decisions, and we periodically may be subject to tax audits aimed at assessing our compliance with direct and indirect taxes. The tax authorities may not agree with the positions that we have taken or intend to take on, tax laws applicable to our ordinary activities and extraordinary transactions. In case of challenges by the tax authorities to our interpretations, we could face long tax proceedings that could result in the payment of additional tax and penalties, with potential material adverse effects on our business, results of operations and financial conditions.

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
While we believe that shares of our stock are not stock of a PFIC for U.S. federal income tax purposes during the reporting period, this conclusion is based on a factual determination made annually and thus is subject to change. Moreover, our common shares may become stock of a PFIC in future taxable years if there were to be changes in our assets, income or operations. For further discussion, see “Item 10.E—Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company (“PFIC”) Rules.”
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
Our dividends are generally subject to Italian dividend withholding tax. We believe that our dividends are not subject to Dutch dividend withholding tax, regardless to whom they are made, because the rule based on which a company incorporated under Dutch law is deemed to be a Dutch tax resident should not apply to a company incorporated under Italian law and converted into a Dutch company, such as the Company. This view has been confirmed by the Dutch tax authorities in a tax ruling, which was obtained in September 2022 and covers the tax years from January 1, 2022 to December 31, 2026. Any amount relating to Dutch dividend withholding tax held back prior to the receipt of the ruling will be refunded to our shareholders.

The consequences of the loyalty voting program are uncertain.
No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposition of Special Voting Shares under the Company’s loyalty voting program implemented in connection with the Business Combination should be treated for Italian or U.S. tax purposes and, as a result, the tax consequences in those jurisdictions are uncertain.
The fair market value of the Special Voting Shares, which may be relevant for tax purposes, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, the Special Voting Shares will not be transferable (other than, in very limited circumstances, together with the associated Ordinary Shares) and a shareholder will receive amounts in respect of the Special Voting Shares only if the Company is liquidated, we expect to take the position that the fair market value of each Special Voting Share is minimal. However, the relevant tax authorities could assert that the value of the Special Voting Shares as determined by the Company is incorrect.
The tax treatment of the loyalty voting program implemented in connection with Business Combination is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of Special Voting Shares. See “Item 10.E—Taxation— Material United States Federal Income Tax Considerations—Loyalty Voting Program and Special Voting Shares” for further discussion.
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
We operate in approximately 85 countries worldwide with integrated industrial, commercial, stylist and communication functions, trademarks used in different jurisdictions and are subject to taxation in Italy and in other foreign countries in which our subsidiaries are located. Within the Group, transactions between related parties located in different countries are carried out in the ordinary course of business and are mainly related to the purchase and sale of goods and the provision of services.
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
The price of Ordinary Shares may fluctuate due to a variety of factors, including: changes in the industries in which we and our customers operate; variations in our operating performance and the performance of our competitors in general; material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy; actual or anticipated fluctuations in our annual or interim operating results; publication of research reports by securities analysts about us or our competitors or our industry; the public’s reaction to our press releases, other public announcements and filings with the SEC; our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market; additions and departures of key personnel; changes in laws and regulations affecting our business; commencement of, or involvement in, litigation involving us; mergers, acquisitions or significant corporate restructurings; harm to our reputation, including due to dissemination by third parties of information that is untrue or defamatory; changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; changes in investors’ market risk premium and resulting potential changes in their asset allocation strategies; the volume of Ordinary Shares available for public sale; general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, inflation, international tariffs, social, political and economic risks and acts of war or terrorism; and the other factors described in this “Item 3.D—Risk Factors.” These market and industry factors may materially reduce the market price of Ordinary Shares regardless of our operating performance.
In addition, the price of our Ordinary Shares may be depressed in case of substantial sales of our Ordinary Shares by shareholders or the anticipation by the market of a possible sale.
Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our shares.
Securities research analysts may establish and publish their own periodic projections for the Company. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline.
The loyalty voting program may affect the liquidity of the Ordinary Shares and reduce share price.
The implementation of the Company’s loyalty voting program could reduce the trading liquidity and adversely affect the trading prices of the Ordinary Shares. The loyalty voting program is intended to reward shareholders for maintaining long-term share ownership by granting persons holding Ordinary Shares continuously for at least two years the option to elect to receive Special Voting Shares. Special Voting Shares cannot be transferred (except in very limited circumstances) and, if Ordinary Shares participating in the loyalty voting program are transferred they must be deregistered from the Loyalty Register and any corresponding Special Voting Shares transferred to us for no consideration (om niet). See “Item 10.B—Memorandum and Articles of Association—Loyalty Voting Structure”. This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by shareholders that may be interested in participating in the loyalty voting program. Therefore, the loyalty voting program may reduce liquidity in Ordinary Shares and adversely affect their trading price.
Our majority shareholders exercise control over the Company, which may limit other shareholders’ ability to influence corporate matters and could delay or prevent a change in corporate control. The interests of our majority shareholders may differ from those of our other shareholders.
At March 23, 2024, Monterubello held approximately 59.80% of the Ordinary Shares issued and outstanding and 73.9% of our voting power. Please see “Item 7.A—Major Shareholders”. As a result, Monterubello is able to influence our management and affairs and control the outcome of matters submitted to our shareholder meetings for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. In addition, the loyalty voting program established by the Articles of Association may make it more difficult for a third party to acquire, or attempt to acquire, control of the Company, even if a change of control were considered favorably by shareholders holding a majority of Ordinary Shares. As a result of Monterubello’s ownership and the loyalty voting program, a relatively large proportion of the voting power in the Company could be concentrated in a relatively small number of shareholders who would have significant influence over the Company. Monterubello and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit the Company’s shareholders, which may also prevent or discourage shareholder initiatives aimed at changing the Company’s management or strategy or otherwise exerting influence over the Company. In addition, Monterubello will exercise its voting power in its own interest, which may not be in line or even be in conflict with the interests of the remaining shareholders.
The Company is a Dutch public company with limited liability, and its shareholders may have rights different to those of shareholders of companies organized in the United States.
The rights of the shareholders of the Company may be different from the rights of shareholders of companies governed by the laws of U.S. jurisdictions. the Company is a Dutch public company with limited liability (naamloze vennootschap). Its corporate affairs are governed by the Articles of Association, the Board Regulations and Dutch law. The rights of the Company’s shareholders and the responsibilities of members of the Board may be different from the rights of shareholders and the responsibilities of members of board of directors of companies governed by the laws of other jurisdictions including the United States. The responsibilities of the Executive Directors and Non-Executive Directors may be different from the rights and obligations of board members in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the Board is required by Dutch law to consider the Company’s interests and the interests of its shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties have interests that are different from, or in addition to, the interests of shareholders. There can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors.
The Company is a “foreign private issuer” under the rules and regulations of the SEC and, thus, is exempt from a number of rules under the Exchange Act and permitted to file less information with the SEC than a company incorporated in the United States.
As a “foreign private issuer” the Company is exempt from rules under the Exchange Act, that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Ordinary Shares. Moreover, the Company is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning the Company than there is for U.S. public companies.
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

In connection with our preparation and the audit of our consolidated financial statements at December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023 (included elsewhere in this report), we identified material weaknesses in our internal control over financial reporting. We had also previously identified certain material weaknesses in our internal control over financial reporting as of December 31, 2022, certain of which we have been able to remedy during the course of 2023. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. For a summary of the material weaknesses identified as of December 31, 2023, and the steps that we have taken and are taking to remedy our remaining material weaknesses and control deficiencies, see “Item 15.—Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting.”

Material weaknesses in our internal control over financial reporting could result in a misstatement of our accounts or disclosures, which may result in a material misstatement in our annual or interim consolidated financial statements. As a result of the material weaknesses in our internal controls over financial reporting, our management concluded that as of December 31, 2023, our disclosure controls and procedures and our internal control over financial reporting were not effective. While we have taken and are continuing to take steps to remedy these material weaknesses and control deficiencies, our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. We cannot provide assurance as to when we will be able to complete full remediation or if we will be able to avoid the identification of additional material weaknesses in the future. In addition, the process of assessing the effectiveness of our internal control over financial reporting may require the investment of significant time and resources, including by members of our Senior Management Team. As a result, this process may divert internal resources and take a substantial amount of time and effort to complete.

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

The Company’s ability to pay dividends may be limited and the level of future dividends is subject to change.
While our dividend policy is to target a payout ratio of 25% to 30% of the profit attributable to shareholders of the Parent Company, without reducing dividends and at least maintaining or increasing dividends each year, the payment of dividends in the future will be subject to business conditions, financial conditions, earnings, cash balances, commitments, strategic plans and other factors that the Board may deem relevant at the time it recommends approval of the dividend. In addition, our dividend policy will be subject to change based on changes in statutory requirements, market trends, strategic developments, capital requirements and a number of other factors. Under the Articles of Association and Dutch law, dividends may be declared on the Ordinary Shares only if the amount of equity exceeds the paid up and called up capital plus the reserves that have to be maintained pursuant to Dutch law or the Articles of Association. Further, even if the Company is permitted under the Articles of Association and Dutch law to pay cash dividends on its shares, it may not have sufficient cash to pay dividends in cash on its shares. The Company is a holding company and its operations are carried out through its subsidiaries. As a result, the Company’s ability to pay dividends will primarily depend on the ability of its subsidiaries to generate earnings and to provide the Company with the necessary financial resources.
It may be difficult to enforce U.S. judgments against us.
The Company is a company incorporated under the laws of the Netherlands, and a substantial portion of its assets are outside of the United States. Most of our Directors and members of the Senior Management Team and independent auditors are resident outside the United States, and all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon these persons. It may also be difficult for U.S. investors to enforce within the United States judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts outside the United States would recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against us, our directors and officers and independent auditors.

ITEM 4 INFORMATION ON THE COMPANY
A.History and Development of the Company
Ermenegildo Zegna N.V. is a Dutch public limited liability company (naamloze vennootschap) and is the parent company of the Ermenegildo Zegna Group. It is named after our founder Ermenegildo Zegna (the grandfather of our Chief Executive Officer), who started his business in the Northern Italian town of Trivero in 1910 with the dream of creating the most beautiful and luxurious fabrics in the world. Ermenegildo Zegna N.V. results from the cross-border conversion whereby, on December 17, 2021, Ermenegildo Zegna Holditalia S.p.A., an Italian joint stock company (società per azioni), transferred its legal seat from Italy to the Netherlands and amended its articles of association.
Born as a wool mill, the Company sourced the best quality natural fibers directly from their countries of origin, imported them to Italy to be expertly woven, and subsequently exported these luxury fabrics worldwide. In the late 1920s, the wool mill employed more than 700 workers, growing to more than 1,000 workers in the late 1940s and today the Group employs over 7,000 people.
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
In the mid-1960s under the guidance of Ermenegildo’s sons Aldo and Angelo, the label expanded its business to ready-made suits and established new plants and distribution networks abroad. In 1968, the first factory producing sleeve-units and trousers was opened in Novara, Italy, followed by factory openings in Spain, Greece, and Switzerland. In 1972, the label launched its made-to-measure service called “Su Misura.”
Sales and marketing departments were also established in France, Germany, the United Kingdom and the United States in order to expand the business’s international presence, and the brand internationalization strategy continued with the opening of the first boutique in Paris (1980), followed by boutiques in Milan (1985), London (1987), Tokyo (1989), Beijing (1991) and Hong Kong (1993), making Ermenegildo Zegna one of the first luxury brands to establish a presence in Greater China.
The Company was incorporated as an Italian joint stock company (with the name Ermenegildo Zegna Holditalia S.p.A.) in 1984, being the conversion of a limited partnership called Ermenegildo Zegna e Figli S.a.s.
Between 1979 and the 1990s, the third generation of the Zegna family entered the business. In 1998, Angelo’s son, Ermenegildo (Gildo) Zegna, and Aldo’s son, Paolo, became the co-Chief Executive Officers. In 2006, Gildo Zegna became the sole Chief Executive Office and Paolo Zegna was elected Chairman. Under the CEO’s leadership, the Company began a strategy of brand extension, both organically and through strategic acquisitions, as well as full verticalization of its supply chain.

    Over the years, the Group acquired equity interests in a number of specialized textiles manufacturers as illustrated in the image below, thus creating its “Made in Italy Luxury Textiles Platform” and enhancing control over its textile supply chain (the percentages indicated in the image refer to the equity interests acquired).

The Made in Italy Luxury Textiles Platform Acquisitions
The Group’s expansion continued in 2018 with the acquisition of an 85% interest in Thom Browne, a leading and fast-growing luxury brand focused on high-end menswear and womenswear that was founded by Mr. Thom Browne in 2001 and is based in New York. The Company subsequently acquired an additional 5% interest in Thom Browne in June 2021.
The Business Combination
On July 18, 2021, under the leadership of its CEO, the Company entered into the Business Combination Agreement and certain ancillary agreements with IIAC. Also on July 18, 2021, the PIPE Investors that had chosen to participate in the PIPE Financing delivered executed PIPE Subscription Agreements to the Company and IIAC. The Business Combination was consummated on December 17, 2021. On December 20, 2021, our Ordinary Shares started trading on NYSE.
In connection with the Business Combination:
•on the Closing Date prior to the Effective Time, the Company (at the time Ermenegildo Zegna Holditalia S.p.A., an Italian joint stock company) implemented the Conversion and became a Dutch public limited liability company (naamloze vennootschap), upon which it changed its name to Ermenegildo Zegna N.V. and underwent a share split;
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
•immediately following the Effective Time, the Company consummated the PIPE Financing and the Offset PIPE Financing;
•after the consummation of the PIPE Financing and the Offset PIPE Financing, the Surviving Company distributed an amount of cash equal to €191,806,537.10 plus $105,380,150.53 to the Company by way of a return of capital distribution; and
•promptly following the Capital Distribution, the Company repurchased 54,600,000 Ordinary Shares from Monterubello in exchange for a promissory note in the amount of €455,000,000. Such promissory note was repaid by the Company on December 21, 2021.

Warrant Redemption
On January 26, 2023, the Company announced a redemption of all Warrants, following which 19,322,846 Warrants were exercised on a cashless basis and 408,667 Warrants were exercised for cash, resulting in the issuance of an aggregate of 5,761,067 Ordinary Shares. The 385,123 remaining outstanding Warrants were redeemed on February 27, 2023.
TFI Acquisition
On April 28, 2023, the Company completed the acquisition of Tom Ford International (“TFI”) (the “TFI Acquisition”), through which it acquired the company that owns and operates the TOM FORD FASHION business, as part of a transaction in which sole ownership of the TOM FORD brand, its trademarks, and other intellectual property rights have been acquired by The Estée Lauder Companies Inc. (“ELC”) and TFI has become a long-term licensee of ELC for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, by virtue of a long-term licensing and collaboration agreement with ELC for 20 years subject to renewal at TFI’s option for one further 10-year period subject to certain minimum performance conditions. The Group will be in charge of the end-to-end TOM FORD FASHION business, from collection creation and development to production and merchandising, as well as retail and wholesale distribution. The TOM FORD FASHION business, under the Group, operates a network of 51 directly operated stores globally at December 31, 2023.
Before the completion of the TFI Acquisition, the Group already owned 15% of TFI, through its fully owned subsidiary EZ US Holding Inc., and, through the TFI Acquisition it acquired the remaining 85% equity interest. The transaction implied a value for the acquired 85% stake of TFI at $150 million in cash, on a cash-free and debt-free basis and assuming a normalized working capital. For information relating to the purchase price allocation of the TFI Acquisition, see Note 39 — Business combinations to the Consolidated Financial Statements included elsewhere within this Annual Report.
As a result of the TFI Acquisition, the Group also obtained 100% of Pelletteria Tizeta S.r.l. (“Pelletteria Tizeta”), for which it previously held a 50% interest and accounted for the investment using the equity method, with the remaining 50% interest owned by TFI and being acquired by the Group through the TFI Acquisition.

B. Business Overview
The Group is a global luxury player, leader in the high-end menswear business and internationally recognized for its unique textile and manufacturing platform. Heritage, Italian craftsmanship, quality and innovation are key ingredients of its three complementary brands: ZEGNA, Thom Browne and TOM FORD FASHION. Through them, our reach expands to touch different communities, from the absolute iconic luxury, with its eponymous brand ZEGNA, to modern tailoring, with Thom Browne, to luxury glamour, with TOM FORD FASHION. Thanks to Thom Browne and TOM FORD FASHION, the Group also plays an important and growing role in the luxury womenswear and leather goods segment.
We operate in three segments: the Zegna segment (comprising three product lines: ZEGNA branded products, Textile and Third Party Brands), the Thom Browne segment and, following the TFI Acquisition, the Tom Ford Fashion segment.
The following charts show consolidated revenues by segment for the years ended December 31, 2023, 2022 and 2021.
Consolidated revenues by segment after eliminations and by geographic area (€ millions, except percentages)

The Group distributes its products world-wide and has a well-balanced presence among all its regions, with APAC being the most important area.

The following charts provide a breakdown of consolidated revenues by geographic area for the years ended December 31, 2023, 2022 and 2021.
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
(5)Other revenues mainly include royalties.

Industry
Industry information contained in this section is based on the Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2023 (the “Bain-Altagamma Study”), unless otherwise indicated.
We operate in the personal luxury goods market, which includes the following product segments: accessories, jewelry, beauty, apparel and watches. By product, we primarily focus on the apparel and accessories segments of the personal luxury goods market. The luxury textiles market, which accounts for less than 10% of the Group’s consolidated revenues after eliminations, is not discussed in this section.
Demand in the personal luxury goods market, especially in the absolute luxury segment, is characterized by a low price-sensitivity. Instead, demand is more likely driven by tangible and intangible factors which fuel a brand’s equity and desirability. Brand equity is made of several important components, including heritage, exclusivity, recognizability, quality, and experience.
According to the Bain-Altagamma Study, the global personal luxury goods market had a total estimated value for the year 2023 of approximately €362 billion and has grown steadily for about two decades with a compound annual growth rate (“CAGR”) of 6% from 1996 to 2019. Over the period from 2019 to 2022, the personal luxury goods market experienced a 7% CAGR, as a result of a V-shaped rebound in 2021 and 2022 following the sharp decline in demand in 2020 due to the COVID-19 pandemic. It continued to increase during 2023, as per the same Bain-Altagamma Study, at an estimated rate of 8% at constant exchange rates and 4% at current exchange rates, compared to 2022.
The chart below sets forth the evolution of sales in the global personal luxury goods market from 1996 to 2022 and the expected evolution for the period from 2023 to 2030. With the exception of 2009 and 2020, the global personal luxury goods market has grown by mid-single-digit annual growth and is expected to have a CAGR of between 5% to 7% from 2023 through 2030.

Personal Luxury Goods Market Evolution – €bn

Source: Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2023, dated November 14, 2023.

The Bain-Altagamma Study estimates that about one-third of personal luxury goods sales will occur online by 2030 (compared to approximately 20% in 2023), Chinese consumers will represent between 35% and 40% of the total global personal luxury goods sales (compared to approximately 22-24% in 2023) and Gen Z and Gen Y and a new Gen Alpha combined will represent approximately 80% of the market (compared to approximately 65% in 2023).
Several recent trends are expected to continue to be the main drivers of growth for the industry in the coming years, including the growing polarization of wealth, the expansion and increasing sophistication of the customer base in search of excellence in products, service and experience, the increasing popularity of casual luxury, a rise in domestic purchases coupled with a gradual return of tourists’ spending and an increasing focus on authenticity, sustainability, ethical and diversity considerations.
The personal luxury goods market is characterized by significant barriers to entry, such as, among others: (i) brand heritage, which is embodied by unreplaceable assets like a brand’s history, values and DNA; (ii) brand equity, which is the perception of the uniqueness and high reputation of a brand, built over time with, among the others, important investments in advertising; (iii) know-how, characterized by many aspects of the “saper fare” (savoir faire) starting from the design and innovation capacity through the ability to provide products with a superior quality and an utmost experience for clients; and (iv) a high-end distribution network, which embraces prime locations in the most important, highly competitive, luxury streets and malls.
Competitive Strengths

We operate in the personal luxury goods market. Although in this arena we compete with other global companies, we believe we have unique advantages to successfully compete and further strengthen its presence and leading position. Heritage, Italian craftsmanship, undisputed legacy along with a portfolio of complementary brands with significant untapped growth potentials represent strong and prime assets for the Group.
We believe that the following key competitive strengths have been the primary drivers of the Group’s historic success and continue to be pillars of its future growth strategy.

Heritage

Since the foundation of Lanificio Ermenegildo Zegna e Figli S.p.A. (“Lanificio” or “Lanificio Ermenegildo Zegna”) at the beginning of the past century, Zegna has been synonymous with quality, style and innovation for men’s fashion. This has been and continues to be true for the ZEGNA brand and the Ermenegildo Zegna Group.
Luxury Menswear Leadership

The Ermenegildo Zegna Group has a consolidated leadership position in luxury menswear, rooted on its more-than-100-year of history. This undisputed legacy, along with a portfolio of unique and complementary brands, constitutes the Group’s main competitive strength. ZEGNA has evolved from being one of the most recognized brands in men’s tailoring to become an icon brand in the men absolute-luxury leisurewear segment with a top class retail network in the most important luxury streets and shopping malls. The addition of Thom Browne in 2018 and TOM FORD FASHION in 2023 has further strengthened the Group’s leadership by capturing distinctive and complementary segments of clientele, while leveraging on the Group’s textile and manufacturing know-how.
Integrated Italian Platform
The Ermenegildo Zegna Group controls an integrated luxury textiles and manufacturing chain, vertically integrated from the sourcing of the finest raw material to the production of high-quality garments. Through the historical Lanificio Ermenegildo Zegna as well as the more recent acquisitions of Dondi, Bonotto, Tessitura Ubertino, and the minority interests in Filati Biagioli Modesto, the Group has built an in-house textiles platform that provides a unique competitive hedge in term of innovation capacity and research of the finest and highest performing fabrics with the best quality. The importance of innovation is also testified by our over 300 employees dedicated to research and development.
The textile platform, integrated with state-of-the-art manufacturing capabilities, represents a key competitive advantage that the Group can offer to the brands in its portfolio. It also offers significant barrier to entry in the strategic Made-to-Measure business. The Group offers Made-to-Measure (Su Misura) and bespoke services (that take customization to a higher level) for its three brands with a best-in-class lead time that goes from 2 weeks (in some key stores) up to 4 or 6 weeks. Management believes that the breadth of the offering and the lead times, as well as the service quality and the experience provided to customers, are setting the standards in the industry. These services enable us to cultivate meaningful client relationships, develop a loyal customer base and drive new customer engagement.
Complementary Portfolio of Uniquely Positioned Luxury Brands
Ermenegildo Zegna Group is made of three brands complementary across styles, occasions of use, and aesthetic.
ZEGNA, the Group’s eponym brand, is a leading brand in the men’s absolute luxury segment. Authenticity represents the brand’s core and true value. The brand’s authenticity stands not only on more than 110 years of unique heritage but also in a responsible vision which started since its foundation and has been passed down through the generations, ensuring that giving back, responsibility towards the environment and community well-being remain key values for the brand. An expression of this vision is a freely accessible natural reserve covering approximately 100 square kilometers from the small village of Trivero, where the Group originated, to the peaks of the Biella Alps in Italy. This area was created by the Group’s founder over 100 years ago and rebranded “Oasi Zegna” in 1993. Oasi Zegna has been and continues to be an important source of inspiration for the ZEGNA brand’s collections and for the brand iconic products.
Thom Browne. Distinctive craftsmanship, undisputed tailoring know-how and proud community are the key ingredients of the brand success in both men and womenswear. Thom Browne has a wide range of luxury and fashion clients that appreciate the unique design and quality.
TOM FORD FASHION. Recently added to the Group, TOM FORD FASHION completes the Group’s offering delivering an alluringly modern aesthetic for a client who pursues recognition, product excellence and impeccable fit.
All three brands have untapped growth potential in terms of products, countries and channels to be exploited in their respective reference markets. In particular, Thom Browne and TOM FORD FASHION give us exposure to the womenswear luxury apparel and leather goods markets.

World-Class Customer Relationship Management (CRM) Capabilities.
The Group’s clienteling business model puts the customer at the center. We believe that only a controlled distribution network, along with a unique CRM experience, can provide a distinctive, world class experience to its clients. Over the years, the Group has developed highly sophisticated and innovative CRM tools for ZEGNA and Thom Browne, able to connect with clients across multiple touchpoints, offering an expanded range of services, allowing to reach a wider, younger, and increasingly diverse audience while reinforcing the identity, history and values of the brands. Our DTC network is essential to implement successfully all CRM tools while embracing a unique clients’ journey. The Group has developed a strong, well balanced, international network of 390 Directly Operated Stores (DOS) in approximately 30 countries around the world, accounting for 66% of consolidated revenues. The Group’s strengthening of the DTC channels will continue to remain a significant pillar of its future growth strategy for all its brands, ZEGNA being the most advanced in this journey.
Potential Aggregator in the Luxury Goods Market.
While our brands maintain their own identity and unique design flair, the Group has the skills and the experience to act as a long-term industrial partner and as an aggregator of leading luxury brands. The Group’s in-house laboratory platform and manufacturing know-how, its capable management team led by the Zegna family, the extensive knowledge of the global luxury market in term of, among the others, real estate development and retail expertise, allow the Group to add value to the businesses it partners with. A prominent example of this is the performance of Thom Browne following our acquisition in 2018, with revenues growing from €117 million in 2018 to €380 million before eliminations in 2023. Similarly, the addition of the TOM FORD FASHION business represents a further opportunity to leverage the Group’s platform.
Strategy
Ermenegildo Zegna Group intends to reinforce and extend its leading position in the luxury market by continuing to develop its three brands in their unique and highly complementary reference markets, while strengthening its one of a kind Made in Italy textile and manufacturing platform, while always seeking to respect the planet and foster its community. In particular, the Group intends to:

a.Continue nourishing ZEGNA as a reference brand in the absolute luxury menswear business;
b.Support the Thom Browne international expansion, with a focus on DTC, womenswear and leather goods accessories, while protecting the brand’s DNA and unique identity;
c.Work on aligning the business of TOM FORD FASHION to the brand’s world-wide knowledge and allure in the luxury sector;
d.Continue to pursue a sustainable development of the Group’s business, leveraging on its superior Made in Italy integrated know-how. Respect for the planet, community and diversity support and traceability are some of the most important pillars for the Group’s future growth. In addition, the Group aims at investing in its directly controlled Made in Italy luxury textiles and manufacturing platform, which represents a strategic competitive advantage fueling quality, speed, and innovation capacity.
ZEGNA brand Strategy

    One Brand. With the Fall/Winter 2022 season, Ermenegildo Zegna, Z Zegna, and Ermenegildo Zegna XXX brands have been consolidated into a single brand, ZEGNA, characterized by a new logo and a distinctive signifier. The new brand, logo, and signifier are designed to be iconic and immediately recognizable. This strategy is proving to be successful both with new and existing customers. The One Brand strategy, together with the evolution of the collections, as described below, has enabled the brand to enrich its sales mix towards the higher end of the luxury goods pyramid and has offered additional opportunities for a successful brand amplification allowing ZEGNA to expand its reach to a broader and younger client base.

Collections evolution. In recent years, in response to the needs of a fast-paced world, ZEGNA’s collections have evolved from primarily pure formalwear to a new definition of the men’s style that we call “luxury leisurewear”: a new, understated, versatile wardrobe in which the utmost ZEGNA quality is combined with performance and comfort, designed to meet the changing preferences of customers and their demand for greater comfort, modern aesthetic, excellent quality and product and style durability. In the meantime, management has also pursued the creation of iconic timeless products, such as in the shoes segment with the Triple Stitch family. We believe that there are significant opportunities to capitalize on the brand recognition iconizing our products.
Along with this evolution, management intends to continue to protect and further elevate the leadership of ZEGNA in the formalwear to capitalize on formalwear’s broadening occasions of use, from office to social life, through an increasing elevation of products and customer services including the offering of unique Made to Measure and bespoke services.
As a complement to this, the brand is also pursuing a strategy of selected partnerships for co-branding projects which should allow ZEGNA to amplify its strength and to enter new product categories. Examples of this include the multiyear agreement with Real Madrid for their travel wear, and the collaborations with The Elder Statesman for cashmere knitwear and Norda Run for performance footwear.
The vertical integration of the Group’s supply chain represents a unique enabler for the evolution of ZEGNA collections.
Client-centricity and experience. Management intends to continue to develop a uniquely recognizable ZEGNA retail experience, fully designed around the customer and his/her needs. This places significant emphasis on developing personal relationships with, and dedicated attention to, our customers, through a mix of CRM tools and personal connection aiming at retaining our clients while boosting their spending with the final goal of sustain ZEGNA brand relevance and increase the productivity of its stores. Furthermore, through a deeper knowledge of our customers we are able to develop a more sophisticated merchandising approach and a more dynamic management of our DOSs to support the improvement of our retail KPIs.
Thom Browne brand Strategy
A distinctive and innovative brand. Thom Browne’s brand is distinctive, innovative and broadly recognized amongst a wide range of customers and is perceived as an insurgent brand. The brand has a loyal and authentic customer base, proud to be part of the Thom Browne community.
Growth Strategy. The Group intends to continue leveraging on the brand’s unique proposition strengthening its brand equity in menswear and, even more, in womenswear and leather goods, continuing to maintain a creative, thought-provoking design style with strong tailoring aesthetics and an innovative communication approach.
The brand has four main growth levers:
•Protect its unique and distinctive style while enhancing brand awareness in some key regions;
•Boost expansion in unpenetrated categories, in particular in womenswear and shoes and leather goods;
•Fuel a selected and balanced DTC expansion, through new openings and a tailored in-store and digital experience;
•Maintain a highly selective presence in the wholesale distribution channel with the aim of developing long-term valuable partnership with tier 1 wholesalers.
TOM FORD FASHION Strategy
Alluringly modern aesthetic Brand. TOM FORD is an iconic brand, perceived as an influential voice in global luxury industry. The TOM FORD FASHION collections enjoy a glamour luxury positioning characterized by absolute product excellence and impeccable fit.
Growth Opportunities. The Group ambition is to create a global luxury lifestyle house that blends innovation with artisan craftsmanship, with the aim of aligning the business to its extraordinary global recognition. The Group intends to grow the TOM FORD FASHION business by pursuing the following strategies:
•Leverage geographic expansion by increasing penetration into new, currently underexplored, markets;

•Enhance retail experience with investments towards directly operated stores to drive top-line growth and rebalance the channel mix while introducing CRM management tools;
•Amplify marketing and communication to strengthen the brand identity and storytelling as one of the most important fashion houses;
•Diversify product merchandising by rebalancing the gender mix with the goal of further increasing the contribution of womenswear collections, in particular through enhancement of accessories and shoes;
•Optimize the supply chain by leveraging on the Group’s platform and best practices.
Ermenegildo Zegna Group Business Model
Brands, Collections and Products

Ermenegildo Zegna Group designs, produces, markets and distributes luxury menswear, footwear, leather goods and other accessories under the ZEGNA, Thom Browne and TOM FORD FASHION brands, luxury womenswear under the Thom Browne and TOM FORD FASHION brands and children’s clothing under the Thom Browne brand. The three brands also have selected third-party license agreements for specific product categories. The Group covers the entire value chain thanks to its textile and knitwear design, manufacturing and distribution business (under the brands Lanificio Ermenegildo Zegna, Dondi, Bonotto, Tessitura di Novara, Tessitura Ubertino, as well as the minority-owned Filati Biagioli Modesto and Luigi Fedeli e Figlio). The acquisition of historic Italian companies, each specialized in its own product sector, has enabled the Group over the years to establish a true luxury textile laboratory producing the highest quality fabrics and safeguarding the uniqueness of its Italian supply chain.
The Group carries out its business activities through three reportable segments: the Zegna segment, the Thom Browne segment and the Tom Ford Fashion segment. Prior to the TFI Acquisition, the Ermenegildo Zegna Group was organized in two segments: the Zegna segment and the Thom Browne segment.
The Zegna segment consists of three product lines: the ZEGNA branded products product line, the Textile product line; and the Third Party Brands product line.
The Thom Browne segment corresponds to the Thom Browne business headed by the Company’s majority-owned subsidiary Thom Browne Inc.
The Tom Ford Fashion segment corresponds to the fashion business of the TOM FORD FASHION brand, which became part of the Group following the TFI Acquisition, representing a new operating and reporting segment of the Group. The Tom Ford Fashion segment includes all activities related to TOM FORD FASHION, from collection creation and development to merchandising, through to production, as well as retail and wholesale distribution.
Zegna segment
ZEGNA branded products Product Line
For the years ended December 31, 2023, 2022 and 2021, the ZEGNA branded products product line generated revenues equal to €1,109,491 thousand, €923,942 thousand, and €847,311 thousand, respectively, representing 58.3%, 61.9% and 65.6% of our revenues after eliminations. The ZEGNA branded products product line includes luxury leisurewear, formalwear, leather accessories and other ZEGNA branded products.
The ZEGNA branded products product line offers a complete collection for men under the ZEGNA brand, characterized by a new logo and signifier, which was introduced in July 2022 and replaced the previously existing Ermenegildo Zegna, Z Zegna, and Ermenegildo Zegna XXX brands. This evolution has further strengthened the ZEGNA presence in the men absolute luxury segment.
ZEGNA offers pre-collections and main collections organized in two seasons (Fall/Winter and Spring/Summer) plus several capsule collections. In 2024, the brand moved from a traditional approach with seasonal deliveries in store to the offer of monthly drops with a 360 degree activation among all touch points, from communication, windows, and clienteling actions. ZEGNA collections include both seasonal products (which change from season to season) and continuative products (called “Essentials”) which are generally cross-season models and capsule collections. Essentials collections increasingly include iconic products, which are highly distinctive and easily recognizable.
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
Leather Accessories. Leather accessories comprise shoes (sneakers and other shoes), bags, belts and small leather accessories. Our shoes’ offer has in recent years shifted from a prevalence of more formal shoes towards the increasing importance of certain highly recognizable casual sneaker models such as the successful Triple Stitch. Most of our shoes are produced in Italy, like most other leather accessories. We also provide our customers with the possibility to customize their preferred shoes through our Made to Order service. Several of the leather accessories feature the so called “Pelletessuta,” a soft and lightweight woven leather textile exclusively produced for ZEGNA by an external manufacturer.
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

Product category	Licensee	Start Date
Eyewear	Marcolin Group	Since 2013
Cufflinks/Jewelry	Tateossian	Since 1999
Underwear and Beachwear	Isaseta	Since 2016 for Underwear Since 2017 for Beachwear
Fragrances	Give Back Beauty	Since July 26, 2023(1)
_________________________
(1)In 2023, ZEGNA signed the license agreement while products are expected to launch in 2025.

All the agreements governing licensed products provide for obligations for our licensees to comply with high quality standards, to ensure that our licensed products are available at selected prestigious points of sale and that they are timely delivered to the distribution network. The agreements have a fixed term and do not contain an automatic renewal mechanism. See “Item 3.D—Risk Factors—Risk factors relating to the Group’s business, strategy and operations—We could be adversely affected if we are unable to negotiate, maintain or renew our license or co-branding agreements with high end third party brands.”
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

Textile Product Line
For the years ended December 31, 2023, 2022 and 2021, the Textile product line generated revenues after eliminations equal to €150,986 thousand, €136,769 thousand and €102,244 thousand, respectively, representing 7.9%, 9.2% and 7.9% of our revenues after eliminations. The Textile product line is engaged in the design, manufacturing and sale of luxury fabrics under the brands Lanificio Ermenegildo Zegna, Dondi, Bonotto, Tessitura di Novara, Tessitura Ubertino. We believe that the exceptional quality of the textiles used in our garments is one of the principal reasons for the success of the Group through the years. The Group also holds a minority interest in Filati Biagioli Modesto (40%) and recently acquired a 15% interest in Luigi Fedeli e Figlio S.r.l., the world-renowned maker of fine Italian knitwear and yarns.
The activities of the Textile product line are focused on the research and development of excellence in all of our fabrics, in terms of product quality, style, design, and technical features.
Some of the fabrics are developed exclusively for the ZEGNA brand, including those recently introduced with the Oasi Cashmere and Oasi Lino collections. We otherwise sell our fabrics both to other product lines of the Zegna segment or to the Thom Browne and Tom Ford Fashion segments, and to third party customers, which include other luxury brands, specialized players or tailoring businesses. We regularly take part in textile fairs and exhibitions to market the products of our Textile product line to the industry’s specialized players. In addition, we have a global network of sales representatives that assist us with the marketing of such products to tailors worldwide.
Lanificio Ermenegildo Zegna, the wool mill founded in 1910 in Trivero, Italy, has been the backbone of the Company’s success and is renowned internationally for its fine textiles. Three generations of the Zegna family have led textile success by carefully balancing science with nature and craftsmanship with technology. As a result, Lanificio Ermenegildo Zegna has pioneered sophisticated men’s fabrics that are lighter, smoother, more refined, and with improved performance and functionality.
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
Dondi (in which we acquired a 65% interest in 2019) is a leader in manufacturing high-quality jersey fabrics for men and women, all Made in Italy. Dondi’s production cycle covers the phases from fabric design to distribution. Dondi counts among its customers not only the Group’s companies, but also some of the most prestigious brands in the fashion world. Dondi’s production facilities are based in Carpi, Italy.
Tessitura Ubertino (in which we acquired a 60% interest in June 2021) is a boutique weaving mill based in Pratrivero, Italy. Founded in 1981 by Adalgiso Ubertino, Tessitura Ubertino has been creating premium quality fabrics for women, such as tweed and jacquard, for over 30 years and today it supplies fabrics to major fashion brands.
Third Party Brands Product Line
For the years ended December 31, 2023, 2022 and 2021, the Third Party Brands product line generated revenues after eliminations equal to €25,343 thousand, €97,792 thousand and €74,957 thousand, respectively, representing 1.3%, 6.6% and 5.8% of our revenues after eliminations. The Third Party Brands product line is engaged in the manufacturing and the supply of apparel for men to Dunhill and Gucci. Until the closing of the TFI Acquisition, the Third Party Brands product line was also involved in the manufacturing (and until the Fall Winter 2022 collection also distribution) of menswear under the TOM FORD brand.
TOM FORD. We acted as an exclusive licensee for the manufacturing and distribution of menswear under the TOM FORD brand from 2004 until the Fall/Winter 2022 collection. In connection with the closing of the TFI Acquisition, the Ermenegildo Zegna Group has become a long-term licensee of The Estée Lauder Companies for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, by virtue of a long-term licensing and collaboration agreement with ELC for 20 years subject to renewal at TFI’s option for one further 10 year period subject to certain minimum performance conditions. As a result, as of April 29, 2023 we no longer report TOM FORD in Third Party Brands, but the TOM FORD FASHION business is reported as a separate segment.

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
Thom Browne segment
For the years ended December 31, 2023, 2022 and 2021, the Thom Browne segment generated revenues after eliminations equal to €378,410 thousand, €330,014 thousand and €263,397 thousand, respectively, representing 19.9%, 22.1% and 20.4% and of our revenues, respectively, after eliminations.

Thom Browne is a renowned luxury brand founded by Mr. Thom Browne in 2001 in New York. In 2018, the Group completed the acquisition of 85% of Thom Browne Inc., the holding company of the Thom Browne business. In June 2021, we acquired an additional 5% equity interest in Thom Browne Inc. Under a put option agreement between Ermenegildo Zegna Group and Mr. Thom Browne, Mr. Thom Browne has the right, but not the obligation, to sell to the Company up to 550.9674 shares of common stock of Thom Browne Inc. (representing the remaining 10% interest in the company held by Mr. Thom Browne) over the period between 2024 and 2030 (subject to potential deferral until 2032). The Thom Browne business’s growth since the initial acquisition has been remarkable, with revenues increasing from approximately €117 million in 2018 to €378 million in 2023 after eliminations, representing a CAGR of 26%.
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
Tom Ford Fashion segment
For the year ended December 31, 2023, the Tom Ford Fashion segment generated revenues after eliminations equal to €235,531 thousand representing 12.4% of our revenues, after eliminations.
The TOM FORD brand was founded in 2005 and partnerships were established with The Estée Lauder Companies Inc. and Marcolin to develop TOM FORD beauty and eyewear products. In 2008 and 2010 respectively, TOM FORD launched menswear, in collaboration with the Ermenegildo Zegna Group, and womenswear. In April 2023, Peter Hawkings was appointed as new Creative Director of TOM FORD. On April 28, 2023, the Estée Lauder Companies Inc. completed the acquisition of the TOM FORD brand, its trademarks, and other intellectual property rights. On the same day, the Ermenegildo Zegna Group completed the TFI Acquisition. TFI is consolidated in the Group’s results since April 29, 2023. The Group is now in charge of the end-to-end TOM FORD FASHION business, from collection creation and development to merchandising, through to production, as well as retail and wholesale distribution. In addition, by virtue of a long-term licensing and collaboration agreement with ELC (for a duration of 20 years, with an automatic renewal for one further 10-year period subject to certain minimum performance conditions), the Ermenegildo Zegna Group has become a long-term licensee of ELC for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products.

Building on the TOM FORD FASHION DNA of confidence, vision, and modern luxury glamour, refined elegance and mysterious allure, TOM FORD FASHION has all the cards to be positioned as a global luxury lifestyle house that blends innovation with artisan craftsmanship, delivering an alluringly modern aesthetic across diverse yet unified offerings that prioritize luxury, product excellence, and impeccable fit.
Ermenegildo Zegna Group Activities
The Group’s primary activities consist in designing, manufacturing, and distribute ready to wear, shoes and leather goods collections for its three brands.
Activities can be divided into the following major stages, each of which is overseen by dedicated functions, operating independently at the brand level: (i) design; (ii) product development; (iii) sales campaign; (iv) procurement; (v) manufacturing; (vi) logistics; (vii) marketing and advertising; and (viii) distribution. Procurement and manufacturing needs from each brand are partially met through the Textile product line and the Group’s manufacturing facilities.
From the first sketch to in-the-store delivery, the preparation of each collection takes approximately 12 months.
The activities of the Textile product line and of the Third-Party Brands product line follow their own operational phases and logics.
Design, Merchandising and Product Development
New collections are created by the Design team of each brand, considering each brand’s identity, market analyses and seasonal fashion trends. When developing collections, the Design team works in close coordination with the Merchandising team to make sure that the offer is complete with a congruent price structure and in line with the needs and trends of the market.
The Design and Merchandising teams then work closely with the product developers and modelers, who transform sketches into models and prototypes, including through the use of 3D technology. This is a key phase because of our production process, as it allows the Design and Product teams to assess the look, feel and functionality of the products and to possibly anticipate any issues that may arise during the manufacturing process. Once the prototypes are approved, we develop sample collections.
Sales Campaign
Once ready, the sample collections are presented to wholesale customers and retail buyers at ZEGNA’s, Thom Browne’s and TOM FORD FASHION’s respective showrooms. During the sales campaign, retail buyers and wholesalers place orders on the basis of the brand buying guidelines.

During the sales campaign, the Merchandising and the Supply Chain teams regularly share information on the evolution of the order portfolio to align the initial forecasts for raw material procurement and production planning.
Procurement
Based on forecasts and on the order portfolio, each brand sources the necessary raw materials, trimmings and finished goods through its network of selected suppliers. While the initial purchases are based on forecasts, they adjust and supplement such purchases based on actual orders as the sales campaign progresses.
Based on the proposition that the very best garments can only come from the best natural resources, the Group has dedicated its efforts through the years to the research of only the finest raw materials and fabrics. A crucial role in this context is played by the Textile product line. For instance, each brand sources a portion of its requirements of fabrics from Lanificio, jersey from Dondi, printed fabrics from Bonotto and cashmere from Biagioli.
Manufacturing and Logistics
While the sales campaign is still ongoing, each brand starts planning for its own manufacturing activities. Production quantities are continuously refined based on the results of the sales campaign. A distinctive feature of our manufacturing is that Made in Italy represents the large majority of the overall production of all our brands’ products. A portion of such products is manufactured internally at our facilities. ZEGNA is currently the brand with the highest incidence of in-house production.
The Group’s production facilities are located in Verrone, Italy, for knitwear; San Pietro Mosezzo, Italy for formal jackets and suits; Parma, Italy, for outerwear and leather accessories; Mendrisio, Switzerland, for jackets, suits, shirts; and Turkey, for shirts. Each facility produces both ready to wear and Made to Measure products. For products or categories that are not manufactured internally, each brand relies on a selected network of external long-standing suppliers, largely based in Italy. Each sourcing team is committed to carefully selecting all suppliers and managing the relationships with suppliers for their entire duration, aiming to ensure that quality and ESG standards are aligned to the Group’s requirements and that timing of deliveries is adequately met.
The Group’s outsourced products are manufactured using two different approaches. The most common is the façon manufacturing (or third-parties production); the second is the “full package” manufacturing process. When using the façon manufacturing model, the brand outsources to external manufacturers the confection stage (i.e. the Cut-Make-Trim phase including cutting, sewing, washing and pressing), while remains responsible for providing the designs, product specifications and raw materials. Alternatively, in the “full package” approach, the brand outsources the entire production process.
Once produced internally or through our partners, products are delivered to our distribution centers to be transferred to each brand’s monobrand stores and to their wholesale customers. The logistics department of each brand is responsible for organizing and managing the distribution of the finished products, as well as the management of warehouses.
The Group has several logistics centers in Italy and abroad, in Switzerland, North America, China, Japan and South Korea.
Marketing and Advertising
Advertising and promotional activities are critical for luxury companies like us to enhance the brand recognizability, influence purchase selection, and encourage brand loyalty over time. The Group invests significant resources in advertising, communication and marketing, which include a full set of activities ranging from pure digital and social media marketing initiatives to events like fashion shows, product collaborations and co-marketing projects. In 2023, 2022 and 2021, marketing expenses amounted to €114,802 thousand, €85,147 thousand and €67,831 thousand, respectively.
ZEGNA’s marketing strategy is based on an all-round approach with the customer at its center. We manage the relationship with our customers from an omni-channel perspective, enhancing the interaction between the digital and physical dimensions. Our customers shop across different channels, and through digital tools we directly and regularly inform them about new campaigns, products, and collaborations using original content we develop and produce for a specific project or collection. We aim to provide tailored content and messages to our customers and, through our presence on social media, we translate our craft and products into a narrative aimed at attracting our customers through inspiration. All of our marketing campaigns focus on storytelling to strategically solidify our values in our customers’ minds. Our One Brand strategy and repositioning have provided enhanced opportunities for brand amplification, including collaborations such as the multiyear one with Real Madrid launched in August 2022 and advertising campaigns focusing on our iconic products such as the Triple Stitch or our Oasi Cashmere and Oasi Lino collections.
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

We are seeking to strengthen the historical customer loyalty enjoyed by the Thom Browne brand through the introduction of new customer relationship management tools and initiatives.
The Tom Ford Fashion segment aims at creating consistent storytelling through lookbooks, editorial and campaign assets, and runway shows that create a unified narrative across men’s, women’s, eyewear and beauty offerings with the goal of establishing the brand as a true global lifestyle icon and further solidifying Peter Hawking’s vision for the brand.
Seasonal collections are unveiled during the Milan Fashion week through sophisticated, elegant, and modern fashion shows that empower the brand to position itself as the pinnacle of true luxury, create engaging content, indulge and entertain top clients and partners, as well as to develop a carefully curated list of VIP attendees that encompass the TOM FORD FASHION man and woman. A tactical focus in marketing is on content creation and an increased, highly strategic investment in media to establish the new codes of the house - glamour, mysterious allure, refined elegance – in order to build awareness, customer loyalty and brand equity.
Each segment has internal teams dedicated to marketing and advertising activities, each following slightly different marketing strategies depending on the brand. To better reach a wide but selected consumer target, we use various communication tools, from organic institutional and product press coverage to media partnerships, a varied media-mix including digital marketing, digital media campaign, print, billboards, direct marketing and ad hoc initiatives in our boutiques where visual merchandising and windows displays are conceived to consistently adhere to the seasonal marketing strategy plan.
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
Distribution Channels
Our sales teams bring our customers into our community, sharing with them our creativity and craft, as well as our story and the journey of each item. These relationships are nurtured in-store with respect to our DTC channel and in our showrooms with respect to our wholesale channel, with the aim to deliver a consistent and unique customer experience.
We distribute and sell our products in approximately 85 countries worldwide through a well-established network comprised of our DTC and wholesale distribution channels.
Our monobrand presence includes our DOSs (which are divided into boutiques and outlets), directly managed online boutiques and our franchisees’ monobrand stores. Our multi-brand presence includes department stores, specialty stores and e-tailers.
Zegna segment
For the year ended December 31, 2023, €945.3 million of ZEGNA branded products revenues (equal to 85% of total revenues of the product line) were generated through the DTC channel and €164.2 million were generated through the wholesale distribution channel and royalties.
DTC Channel
As of December 31, 2023, ZEGNA operated 253 DOSs, of which 123 were in APAC, 71 were in EMEA, 59 were in the Americas. For the year ended December 31, 2023, the DTC channel generated revenues representing 85% of the revenues from the ZEGNA branded products product line of the Zegna segment. Our DTC channel is distributed throughout the main markets in which we operate. We focus on maintaining a presence in prestigious and strategic locations, and in certain cases we enter into joint ventures with local partners in jurisdictions where ZEGNA would not be able to operate directly without a local partner or where the presence of a local partner is beneficial due to its knowledge of the local market and regulations. As an example, we have entered into joint ventures in the United Arab Emirates, Vietnam and India.

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
Wholesale Channel
As of December 31, 2023, our monobrand distribution network included 151 points of sale operated by our wholesale customers and franchisees, of which 33 were in APAC, 55 were in EMEA, 63 were in America. For the year ended December 31, 2023, the wholesale channel, including multibrand stores and royalties, generated revenues representing 15% of our revenues from the ZEGNA branded products product line of the Zegna segment.

    Our wholesale distribution channel has developed through agreements with different types of wholesale customers, including in particular:
•Franchisees, which operate monobrand points of sale exclusively under the ZEGNA brand, in exchange for the payment of royalty fees to ZEGNA based on sales volumes. The franchising agreements governing these relationships typically have a medium term (providing for an automatic renewal or a renegotiation period prior to the term expiry). The contractual arrangements may also provide for minimum purchase obligations by the franchisee, and for the obligation by ZEGNA and/or the franchisee to invest certain amounts in marketing activities. Starting from January 1, 2024 we have internalized our franchising operation in South Korea, which is now operated via DOSs.
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
Within the wholesale distribution channel, duty free and travel retail stores operated by specialized players and located at major airports around the world have an important role, ensuring that the ZEGNA brand is present in major airports worldwide and in exclusive hotels, both in duty free and duty paid points of sale. These travel retail stores in the wholesale distribution channel are in addition to travel retail stores directly operated by us.
We believe that our wholesale presence is strategic as it provides constant benchmarking opportunities and external feedback hence allowing a constant monitoring of the positioning of our brand and products vis-à-vis those of our competitors.
Thom Browne segment
For the year ended December 31, 2023, €183.4 million of the Thom Browne segment’s revenues was generated through its DTC channel and €195.0 million were generated through the points of sale operated by Thom Browne’s wholesale distribution channel and royalties.

DTC Channel
As of December 31, 2023, Thom Browne operated 86 DOSs, of which 70 were in APAC, 9 were in EMEA and 7 were in America.
As of July 1, 2023, Thom Browne began directly operating its business in South Korea and its network of 17 stores. The business is now wholly owned through our subsidiary Thom Browne Korea, and will be operated in the region with external support from the former franchise partner.
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
Wholesale Channel
As of December 31, 2023, Thom Browne’s monobrand distribution network included 25 points of sale, of which 15 were in APAC, 7 were in EMEA and 3 were in North America.
On top of the wholesale monobrand stores, the Thom Browne segment’s wholesale distribution channel also consists of selected multibrand department and specialty stores globally and e-tailers.
Tom Ford Fashion segment
For the year ended December 31, 2023, €136.3 million of the Tom Ford Fashion segment revenues was generated through its DTC channel and €99.2 million were generated through the wholesale distribution channel and royalties.
DTC Channel
As of December 31, 2023, TOM FORD FASHION business operated 51 DOSs, of which 35 were in APAC, 4 were in EMEA and 12 were in North America.
Wholesale Channel
As of December 31, 2023, TOM FORD FASHION’s monobrand distribution network included 70 points of sale, of which 6 were in APAC, 14 were in EMEA and 50 were in the Americas.
The TOM FORD FASHION wholesale distribution channel also consists of a presence in a selected number of wholesale multibrand stores globally.
Intellectual Property
Zegna segment
As of the date of this report, and with an overall trademark portfolio including more than 3,800 registrations, the principal owned trademarks or trade names that we use in the Zegna segment’s business are “Ermenegildo Zegna” and “Zegna,” and the new logo “Brand Mark” related to the rebranding project, which we have filed or registered in all the relevant products and services classes and in all of the countries in which we operate in the logo version and/or in the word/standard characters version or in versions which are adapted to various local alphabets or ideographs (e.g., Zegna written in Japanese, Katakana syllabary, in Chinese ideographs, Thai characters, or in the Arabic or Georgian alphabet). We have also registered certain other marks used on our products and in our main marketing projects such as our capsule collections.

Additionally, we have a portfolio of more than 800 domain names, including (i) registrations in all the countries in which we operate, (ii) the most common Zegna and Ermenegildo Zegna typos and (iii) early and basic protection for our main business and marketing projects.
Besides trademarks, we invest significant resources in protecting other aspects of our brands’ uniqueness. With more than 800 design and 9 copyright registrations covering several countries including the European Union, China and the United States, every season we select the most relevant and original products, patterns and, to the extent necessary, protect our rights, labels, and take action to protect their design and defend them against counterfeiting. In addition, we own 15 patents and one copyright for engineering work (thanks to special protections available in Italy), which are a result of our solid roots in fabric making and our pioneering efforts to improve performance and functionality in our products.
We devote significant resources to the protection and enhancement of our intellectual property assets and actively monitor the market, offline and online, for infringements or abuses of our trademarks, domain names and product designs. We are also active in enforcing our rights against third party infringements. In addition, we monitor third party applications for registration of trademarks that could be confused with our trademarks, and file oppositions against the applications for, or the registration of such trademarks in accordance with the laws and regulations of the relevant jurisdictions and cooperate with competent authorities worldwide to fight the counterfeiting of our products.
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
Tom Ford Fashion segment
As of the date of this report, TFI and its subsidiaries operating the TOM FORD FASHION business do not maintain trademarks, copyrights, patents, or domain names in their own name. Rather, pursuant to the TFF License with The Estée Lauder Companies, TFI is licensed to use the TOM FORD FASHION intellectual property for men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products worldwide.

TOM FORD FASHION cooperates closely with The Estée Lauder Companies to protect against misuse of the licensed TOM FORD FASHION intellectual property. To the extent counterfeiting activities or infringements of the licensed TOM FORD FASHION intellectual property are detected, TOM FORD FASHION cooperates with The Estée Lauder Companies in its enforcement efforts, including in cooperation with the relevant authorities.
    Research and Development

Our competitiveness depends on, among other things, our ability to anticipate trends and to identify and respond to new and changing consumer preferences. We therefore devote significant resources to various research and development activities to design, create and develop new products for our collections. As of the date of this report, over 300 of our employees were involved in our research and development activities across the Zegna, Thom Browne and Tom Ford Fashion segments.
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
C. Organizational Structure
Ermenegildo Zegna N.V. is the parent company of the Group. A list of the significant subsidiaries of the Company as of the date of this report is included in Exhibit 8.1 to this report.
D. Property, Plants and Equipment
We operate through manufacturing facilities, corporate offices, showrooms, warehouses, stores, land and other buildings around the world, which are in part owned by us and in part leased from third parties.
We lease part of the real estate assets used in the Group’s business operations from EZ Real Estate S.r.l. (“EZ Real Estate”), a former subsidiary of the Company which was demerged on November 1, 2021 as part of the Disposition. Such real estate assets include buildings hosting manufacturing facilities, corporate offices, showrooms, warehouses, land and other buildings, including our main manufacturing plants and offices in Italy (such as the Group’s headquarter offices in Milan, the manufacturing facility in Parma, San Pietro Mosezzo, Verrone and Oleggio, as well as part of the building located in Valdilana mostly occupied by us) and Switzerland (including the offices in Stabio and the manufacturing plant in Mendrisio) and certain ZEGNA stores, namely in Sandigliano and Oleggio (Italy) and London (United Kingdom).
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

In addition, we lease space from third-parties, mainly related to our DOSs and other direct points of sale around the world, as well as for warehouses, offices and housing for our personnel. At December 31, 2023, we directly operated 390 DOSs, totaling approximately 90,000 square meters of gross area, pursuant to lease agreements.
On February 8, 2024, the Group announced plans to open a new luxury footwear and leather goods production facility in Sala Baganza (Parma, Italy). Encompassing 12,500 square meter, the facility is expected to be completed by the end of 2026 and will expand the Group’s production capacity, focusing mainly on men’s footwear and leather goods. The new facility will also act as research and development center and is expected to employ over 300 employees at full capacity in 2027. In February 2024, we spent €8.5 million for the acquisition of the plot of land on which we will build the new facility. Details of the construction project, including the overall expenditure, are yet to be determined.
The total carrying value of our property, plant and equipment at December 31, 2023 was €159,608 thousand compared to €126,139 thousand at December 31, 2022.
For information on our principal expenditures on property, plant and equipment, see “Item 5.B—Liquidity and Capital Resources—Capital Expenditure.”
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

A.Operating Results
Overview
Ermenegildo Zegna N.V. is a Dutch public limited liability company (naamloze vennootschap) and its Ordinary Shares are listed on the New York Stock Exchange under the “ZGN” ticker. It was founded as a wool mill by Ermenegildo Zegna (the grandfather of our Chief Executive Officer) in the Northern Italian town of Trivero in 1910 with the dream of creating the most beautiful and luxurious fabrics in the world, and is now the parent company of Ermenegildo Zegna Group, a global luxury group. The Group designs, creates, and distributes luxury menswear and accessories under the ZEGNA brand, as well as menswear, womenswear and accessories under the Thom Browne brand and, under the TOM FORD FASHION brand, through a long-term licensing agreement with the Estee Lauder Companies Inc (“ELC”) following the completion of the TFI Acquisition on April 28, 2023. Our brands leverage our Made in Italy Luxury Textiles platform which provides the Group’s industrial backbone and know-how. Each of our brands is unique while sharing a commitment to excellence, innovation, and authenticity defined by distinctive products and tailored customer experiences across channels and geographies. The Group and its brands are led by a world-class management team and empowered by highly recognized designers. Our goal is to provide customers with excellent products that reflect our tradition of fine craftsmanship, exclusive design content, and exceptional quality, through the sourcing of superior raw materials, the careful finish of each piece, and the way they are delivered to our customers. Through this, we aim to continue to extend the global reach of our brands while ensuring that they protect and enhance their exclusive DNA and continue to foster their ultimate luxury positioning.
The Group operates its business in three segments: (i) the Zegna segment (comprising three product lines: ZEGNA branded products, Textile and Third Party Brands), (ii) the Thom Browne segment and (iii) the Tom Ford Fashion segment.
The following table presents the Group’s revenues, Profit/(Loss), Adjusted EBIT and Adjusted Profit for the years 2023, 2022 and 2021. For additional information regarding Adjusted EBIT and Adjusted Profit, which are non-IFRS financial measures, including a reconciliation of Adjusted EBIT and Adjusted Profit to Profit/(Loss), see “—Non-IFRS Financial Measures.”

	For the years ended December 31,
(€ thousands)	2023	2022	2021
Revenues	1,904,549	1,492,840	1,292,402
Profit/(Loss)	135,661	65,279	(127,661)
Adjusted EBIT	220,212	157,729	149,115
Adjusted Profit	145,235	73,629	75,322
The Group primarily operates via its worldwide direct-to-consumer (“DTC”) distribution channel through a network of 253 ZEGNA, 86 Thom Browne and 51 TOM FORD FASHION DOSs at December 31, 2023 (239 ZEGNA and 63 Thom Browne DOSs at December 31, 2022), including boutiques and outlets, as well as concessions in department stores and multibrand e-commerce marketplaces. The Group also distributes its products worldwide through monobrand or multibrand points of sale operated by its wholesale customers, including franchisees, department stores, multibrand specialty stores and online multi-brand e-tailers. Taking into account both the DTC and the wholesale distribution channels, the Group is present in approximately 85 countries worldwide. The activities of the Textile and Third Party Brands product lines, which are included within the Zegna segment, follow their own operational phases and logics. The Textile product line designs, manufactures and sells luxury fabrics under various brands to third party customers, as well as to other product lines within the Group, and the Third Party Brands product line is primarily engaged in the manufacturing and supply of apparel for men to third party fashion brands, as well as to Thom Browne and TOM FORD FASHION.
Trends, Uncertainties and Opportunities
The main trends, uncertainties and opportunities affecting the Group are summarized below:
General economic conditions, macro events and international tourism
Purchases of the Group’s products tend to be discretionary and therefore sales may be highly volatile, particularly during periods of economic slowdown, and are influenced by, among other factors, general economic conditions, consumer confidence and disposable consumer income, as well as levels of international travel and tourism. A substantial portion of the Group’s sales is generated by customers who purchase products while traveling. In times of economic growth, consumers tend to have more disposable income and travel more frequently, which may increase demand for the Group’s products. Conversely, when economic growth is stagnant or negative, consumers may delay or avoid discretionary spending, which may result in reduced demand for Group’s products.
In addition to adverse economic conditions, global political developments, social and geopolitical sources of unrest, natural disasters, travel restrictions imposed by governments (such as those relating to the COVID-19 pandemic) and other events may also result in a shift in travel patterns or a decline in travel volumes, which have had in the past, and may have in the future, an adverse effect on the Group’s business, financial position, results of operations and cash flows. Global trade conditions and consumer trends that originated during the COVID-19 pandemic continue to persist and may also have long-lasting adverse impacts on our business independently of the progress of the pandemic. For instance, the pandemic has led to shifts in tourism patterns and the emergence of new tourist destinations, thus reshaping the geographical landscape of our store and distribution network. These shifts have resulted in increased expenditure associated with the physical and logistical expansion of our distribution network, as well as the need to adjust distribution strategies and logistics. Moreover, increasing remote working arrangements may result in lower luxury purchases.
Economies around the world have recently experienced significant inflationary pressures, coupled with government measures to combat inflation and prevent or mitigate economic recession. Although there were no material effects on our results of operations in 2021 or 2020 from rising inflation, throughout 2022 and 2023 the Group experienced a significant increase in the price of energy and certain raw materials used in production, as well as higher prices for transportation and logistics activities and higher costs for labor and outsourced production. Despite these increases in costs, the effects on our margins were substantially offset by the price impacts of implementing our One Brand strategy and passing on a portion of the increase in costs to our customers, as well as actions implemented to improve production processes and efficiencies and lower per unit energy costs. If inflation continues to increase or remains at elevated levels, the Group could face further increases in costs for energy, raw materials or other production costs, or services, which could adversely affect the Group’s business and results of operations if we are not able to pass on the increased costs to our customers or successfully implement other mitigating actions. As a result of the recent inflation, many central banks have increased, and may increase further, interest rates as a result of the recent inflation, which in turn may increase our borrowing costs. Additionally, increasing costs and rising interest rates impact consumer spending power and could result in a decline in our sales.
Due to the ongoing conflict in Ukraine and resulting geopolitical tensions, many governments around the world, including those of the United States, the European Union, Japan and other jurisdictions, have announced the imposition of a variety of sanctions on certain industries and parties in Russia and the Ukrainian regions of Donetsk and Luhansk, as well as enhanced export controls on certain industries and products and the exclusion of certain Russian financial institutions from the SWIFT system. On March 11, 2022, the President of the United States issued an executive order prohibiting exports to Russia of luxury goods (including, inter alia, apparel, footwear and certain accessories with a per unit wholesale price of $1,000 or more). Shortly thereafter, on March 15, 2022, the Council of the European Union imposed new sanctions on Russia prohibiting the export of luxury goods having a value in excess of €300 per item (including clothing, footwear, leather and fashion accessories). These and any additional sanctions and export controls, or other measures taken, as well as any counterresponses by the governments of Russia or other jurisdictions, are adversely affecting and will continue to adversely affect, directly or indirectly, our supply chain, with negative implications on the prices and availability of raw materials, and our customers, as well as the global financial markets and financial services industry. Following the escalation of the conflict in Ukraine and the aforementioned sanctions, we either suspended production of products starting with the Fall/Winter 2022 collection ordered by our Russian franchisees and distributors or redirected any products ordered by Russian franchises and distributors for the Fall/Winter 2022 collection to our DOSs or franchisees and distributors in other countries. It is uncertain whether and when we will resume such production. The Russian market represented 0.01%, 0.3% and 1.5% of our revenues in 2023, 2022 and 2021, respectively.
Acquisitions
In addition to the organic growth of our operations, our growth strategy may, from time to time, include strategic acquisitions and investments designed to strengthen our vertical integration and expand into new market segments and/or product categories. The economic and financial outcomes of any such transactions may present uncertainties. See “Item 3.D—Risk Factors—Risk factors relating to the Group’s business, strategy and operations—We are exposed to risks relating to recent and potential future acquisitions.”
The following paragraphs describe acquisitions made by the Group for the years ended December 31, 2023, 2022 and 2021. For additional information relating to the purchase price allocation and other disclosures relating to business acquisitions, see Note 39 — Business combinations to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.
TFI Acquisition

On April 28, 2023, the Group completed the TFI Acquisition, through which it acquired TFI, the company that owns and operates the TOM FORD FASHION business, as part of a transaction in which sole ownership of the TOM FORD brand, its trademarks, and other intellectual property rights were acquired by ELC and TFI has become a long-term licensee of ELC for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, by virtue of a long-term licensing and collaboration agreement with ELC for 20 years with an automatic renewal for one further 10 year period subject to certain minimum performance conditions. The Group is in charge of the end-to-end TOM FORD FASHION business, from collection creation and development to production and merchandising, as well as retail and wholesale distribution. TOM FORD FASHION, under the Group, operates a network of 51 directly operated TOM FORD FASHION stores globally at December 31, 2023. The TOM FORD FASHION business has been identified as one of the Group’s three operating and reportable segments.

Before the completion of the TFI Acquisition, the Group already owned 15% of TFI, through its wholly owned subsidiary EZ US Holding Inc., and, through the TFI Acquisition it acquired the remaining 85% equity interest. The transaction implied a value for the acquired 85% stake of TFI of $150 million, on a cash-free and debt-free basis and assuming a normalized working capital. No contingent consideration arrangements were agreed as part of the transaction. A financial guarantee provided to TFI in relation to its payment obligations under a bank loan for an amount of $6,875 thousand was closed as part of the transactions contemplated by the TFI Acquisition. No amounts were claimed under the guarantee. As a result of the TFI Acquisition, the Group also obtained 100% of Pelletteria Tizeta S.r.l. (“Pelletteria Tizeta”), of which it previously held a 50% interest. Pelletteria Tizeta, which used to be accounted for using the equity method, is now consolidated line by line following the closing of the TFI Acquisition.
The TFI Acquisition has been accounted for in accordance with IFRS 3 — Business Combinations (“IFRS 3”) using the acquisition method of accounting. For accounting purposes, the Group is the acquirer (through its wholly-owned subsidiary EZ US Holding Inc.). The acquisition method of accounting under IFRS 3 applies the fair value concepts defined in IFRS 13 — Fair Value Measurement (“IFRS 13”) and requires, among other things, the assets acquired and the liabilities assumed in a business combination to be recognized by the acquirer at their fair values as of the acquisition date (with limited exceptions as permitted by IFRS 3). As a result, the Group recognized the assets acquired and liabilities assumed of TFI at their respective fair values at the acquisition date of April 28, 2023. Following the completion of the acquisition, the earnings of the combined Group reflect the impacts of purchase accounting adjustments, including the amortization and depreciation of certain acquired assets.
Other acquisitions

On October 23, 2023, the Group executed an agreement with its South Korean franchise partner, pursuant to which the Group acquired the ZEGNA retail business in South Korea and began directly operating the ZEGNA business in South Korea as of January 1, 2024. As a result, a network of 16 ZEGNA retail stores in the country that were previously managed under franchising arrangements were converted to direct-to-consumer points of sale.

On September 5, 2023, Ermenegildo Zegna Group and Prada Group completed the previously announced acquisition of a 30% interest in Luigi Fedeli e Figlio S.r.l., the world-renowned maker of fine Italian knitwear and yarns, with each group acquiring 15% of the company. The Group paid consideration of €4.7 million for 15% of the company.
On July 1, 2023, the Group acquired the Thom Browne business in South Korea and began directly operating the Thom Browne business in South Korea, with its network of 17 stores. The business is now wholly owned through Thom Browne Korea Ltd., a newly formed and wholly owned subsidiary, and will be operated with external support from the former franchise partner. The Group paid cash consideration of €7,991 thousand and recognized deferred consideration of €18,583 thousand, which at December 31, 2023, amounted to €18,991 thousand, of which €9,302 thousand is expected to be paid in 2024 and was classified within current liabilities and €9,689 thousand is expected to be paid in 2025 and was classified within non-current liabilities.
On March 31, 2023, the Group completed the acquisition of a 25% interest in Canadian technical trail-running shoe company Norda Run Inc. for consideration of $7.1 million, with the option to gradually increase its stake over the following nine years. The luxury outdoor space continues to be an area of focus for the Group, and Norda Run, which uses the finest materials on the planet to produce the world’s best-performing all-weather footwear, aligns perfectly with the Group’s values of creating the best products from the best materials. The agreement secures the possibility of accelerating the brand’s growth through a strong industrial and commercial partnership.

On June 4, 2021, the Group acquired a 60% equity interest in Tessitura Ubertino S.r.l. (“Tessitura Ubertino”), a company specialized in the textile business, to further strengthen the Group’s verticalization strategy, for cash consideration of approximately €7,050 thousand, including a €1,170 thousand earn-out payment, subject to Tessitura Ubertino achieving certain predetermined operating performance targets for the years 2021 and 2022. The operating performance targets for 2021 and 2022 were achieved and the earn-out payment, amounting to €1,170 thousand, was paid by the Group in cash, of which €585 thousand in 2022 and €585 thousand in 2023. Tessitura Ubertino was consolidated in the Group’s consolidated financial statements starting on June 4, 2021, and contributed (i) revenues of €5,625 thousand and profit of €561 thousand to the Group from that date until December 31, 2021, (ii) revenues of €10,210 thousand and profit of €938 thousand in 2022, and (iii) revenues of €11,015 thousand and profit of €1,479 thousand in 2023.
Transaction costs of €6,001 thousand and €2,289 thousand in 2023 and 2022, respectively, primarily for consultancy and legal fees relating to the TFI Acquisition, were presented as an adjusting item in the calculation of Adjusted EBIT, Adjusted EBITDA, Adjusted Profit, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share. See also “—Non-IFRS Financial Measures.”
Fluctuations in the price of raw materials
The Group requires high quality raw materials for its products, which primarily include fibers and yarns of wool, silk, cotton, linen, cashmere and fabrics of the same composition, as well as leather and rare raw materials such as vicuña. The Group’s cost of sales and profitability are impacted by fluctuations in the price of these and other raw materials, which may be driven by several factors, including, among others, natural elements (e.g., weather conditions and diseases of livestock), inflation and trade restrictions, tariffs or similar government measures that may limit or increase the cost of importing or exporting these raw materials.
The price of wool has been subject to significant fluctuations in recent years. For example, the average price of Australian merino wool more than doubled from 2016 to 2018, declined significantly in the 2019-2020 period and has increased again in 2021. Prices stabilized in 2022 before declining again in the first half of 2023 and only partially recovering by the end of the year. The Group’s management expects the price of wool to remain volatile and the availability of high-quality wool to continue to swing in the future. The Group seeks to mitigate the risk of price increases for wool through a procurement policy that tends to spread purchases of wool over time and in advance of actual requirements in order to average out the purchasing costs. Nevertheless, the Group remains exposed to fluctuations in the price of wool and other raw materials, including cashmere, for which the price has risen significantly over the last three years. See also “—General economic conditions, macro events and international tourism” above.

The Business Combination
On December 17, 2021, the Group closed the previously announced Business Combination pursuant to the Business Combination Agreement, dated as of July 18, 2021, as amended, by and among the Company, IIAC and Zegna Merger Sub, a wholly owned subsidiary of the Group, through a series of transactions described below.
On November 1, 2021, Ermenegildo Zegna Holditalia S.p.A. completed the disposition of certain of its businesses through the statutory demerger under Italian law to a new company owned by its existing shareholders. The Disposition included, inter alia, Ermenegildo Zegna Holditalia S.p.A.’s real estate business, consisting of its former subsidiary EZ Real Estate, which directly and indirectly held substantially all of the real estate assets formerly owned by the Group, as well as certain properties previously owned by Lanificio, and its 10% equity interest in Elah Dufour S.p.A. Most of the real estate properties directly or indirectly owned by EZ Real Estate were, and continue to be, leased to the Group following the Disposition.
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
Following the completion of the Business Combination, on December 20, 2021, the Company’s Ordinary Shares and Public Warrants began trading on the NYSE. As a result of the Warrant Redemption completed on February 27, 2023, the Public Warrants ceased trading on the NYSE and there are no remaining Warrants outstanding.
For additional information relating to the Business Combination and the Warrant Redemption, see Note 1 — General information to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.
Disposition of certain businesses
On November 1, 2021, the Group completed the Disposition by disposing of certain of its businesses, through the statutory demerger under Italian law to a new company owned by its existing shareholders of (i) its real estate business, consisting of the Group’s former subsidiary EZ Real Estate, which directly and indirectly held substantially all of the real estate assets formerly owned by the Group, as well as certain properties previously owned by Lanificio, including part of Lanificio’s industrial building located in Valdilana and Lanificio’s hydroelectric plants, and (ii) its 10% equity interest in Elah Dufour S.p.A. ((i) and (ii) are collectively referred to as the “Demerger”). On January 14, 2021, the Group sold 70% of its equity stake in Agnona S.r.l. (“Agnona”) to a related party for consideration of €1 and as a result Agnona was deconsolidated from the start of 2021. The Group subsequently disposed of the remaining 30% stake in Agnona in two tranches in September and October 2021 for total consideration of €500 thousand (the disposition of the stake in Agnona, together with the Demerger, are referred to as the “Disposition,” and the foregoing divested businesses are referred to collectively as the “Disposed Businesses”).
The majority of the real estate properties directly or indirectly owned by EZ Real Estate are, and will continue to be, leased to the Group, including buildings that host manufacturing facilities, corporate offices, showrooms, warehouses, land and other buildings of the Group in Italy (including the headquarter offices in Milan and the manufacturing facilities in Parma, San Pietro Mosezzo, Verrone and Oleggio, as well as part of the building located in Valdilana mostly occupied by the Group) and Switzerland (including the offices in Stabio and the manufacturing plant in Mendrisio), as well as certain ZEGNA stores, mainly in Sandigliano and Oleggio (Italy) and London (United Kingdom). Following the Disposition, the Group continues to pay rent to EZ Real Estate or its subsidiaries under the relevant lease agreements, which amounted to an aggregate of €12,268 thousand and €6,227 thousand in 2023 and 2022, respectively. Additionally, appropriate arrangements have been put in place at market terms to ensure the continued use by the Group of Lanificio’s real estate assets that formed part of the Disposition.
The Disposed Businesses also include Oasi Zegna, a freely accessible natural reserve in Piemonte, Italy, established by the Group in 1993 with the goal of fostering a positive relationship with the local territory and the community by creating a lasting environment for the public to enjoy. Following the Disposition and to strengthen the mutually beneficial and inspiring relationship between the Ermenegildo Zegna Group and Oasi Zegna, the Group has entered into an arrangement whereby Oasi Zegna provides licensing, marketing and other sustainability-related services.

Fluctuations in exchange rates
A large portion of the Group’s operations is in international markets outside the Eurozone, where the Group records revenues and expenses in various currencies other than the Euro (which is the Group’s functional currency), mainly the Chinese Renminbi and the U.S. Dollar, as well as various other currencies. While the Group’s revenues are denominated mainly in the local currencies of the respective markets (revenues generated in currencies other than the Euro represented 68%, 65% and 70% of the Group’s revenues in 2023, 2022 and 2021, respectively), a significant portion of the Group’s costs are denominated in Euro, mainly related to production and corporate headquarters and related functions. As a result, the Group’s results are affected by fluctuations in foreign currency exchange rates through (i) the translation of foreign currency financial statements into Euro upon consolidation of the Group’s subsidiaries with functional currencies other than Euro (translation impact), and (ii) transactions by Group entities in currencies other than their own functional currencies (transaction impact). Generally, an appreciation of the Chinese Renminbi, U.S. Dollar or the other currencies in which the Group operates against the Euro would have a positive impact on the Group’s revenues and results of operations, while a depreciation in those currencies would have a negative impact. An appreciation of the U.S. Dollar against the Euro may also adversely affect the Group’s results of operations due to certain significant liabilities of the Group that are denominated in U.S. Dollars, such as the liability for the written put option on non-controlling interests in the Thom Browne Group, which is remeasured at fair value and recognized through profit or loss at the end of each reporting period based on the present value of the exercise price of the option in U.S. Dollars.
The last three years have been characterized by high volatility in exchange rates. For example, in 2023 several currencies used by the Group depreciated against the Euro, including (i) the Chinese Renminbi (going from 7.358 Chinese Renminbi for 1 Euro at December 31, 2022 to 7.851 at December 31, 2023), (ii) the U.S. Dollar (going from 1.067 U.S. Dollars for 1 Euro at December 31, 2022 to 1.105 at December 31, 2023) and (iii) the Japanese Yen (going from 140.660 Japanese Yen for 1 Euro at December 31, 2022 to 156.330 at December 31, 2023). In 2022, the U.S. Dollar, for which the Group generates a significant portion of its revenues, remained strong against many other currencies over the course of 2022, including the Euro, but recorded a slight fall in the last quarter of the year, while the Chinese Renminbi remained strong against the Euro over the course of 2022 but fell in the last quarter of the year to levels similar to the end of 2021. See below for the year end and average exchange rates of the main foreign currencies used by the Group compared to the Euro for 2023, 2022 and 2021.
The Group seeks to mitigate the effects of its currency exposure by entering into derivative contracts (generally forward contracts for the sale of foreign currencies) in order to either fix exchange rates in advance or to determine a predefined range of exchange rates at a future date. For the Zegna and the Tom Ford Fashion segments, the Group initially defines sales prices in Euro and then sets the corresponding prices in other currencies by applying exchange rates selected by management based on reasonable expectations and assumptions. Forward sales contracts are made when the seasonal price lists in a given currency are set in order to mitigate the impact of any divergence between actual exchange rates and the expected exchange rates used by management, based on estimated revenues and setting the hedge contract maturity in line with the planned date of payment by customers. Additional hedging transactions may be entered into during the relevant season depending on actual developments in exchange rates. The Group continues to implement similar policies also in the Thom Browne segment, which has become more exposed to currency impact as it expands into international markets. For information relating to the market risks that the Group is exposed to, see Note 35 — Qualitative and quantitative information on financial risks to the Consolidated Financial Statements included within this report.

The following table sets forth the Group’s revenues by currency of origin for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,
	2023		2022		2021
(€ thousands, except percentages)	Revenues	% of Revenues	Revenues	% of Revenues	Revenues	% of Revenues
Euro	612,394	32.2%	518,818	34.8%	387,251	30.0%
Chinese Renminbi	474,987	24.9%	414,579	27.8%	501,824	38.8%
U.S. Dollar	391,654	20.6%	275,550	18.5%	185,944	14.4%
Japanese Yen	80,096	4.2%	57,918	3.9%	49,966	3.9%
United Arab Emirates Dirham	62,493	3.3%	49,324	3.3%	31,534	2.4%
Pound Sterling	62,649	3.3%	45,834	3.1%	30,101	2.3%
Hong Kong Dollar	44,184	2.3%	17,272	1.2%	17,168	1.3%
South Korean Won	30,751	1.6%	922	0.1%	807	0.1%
Other currencies	145,341	7.6%	112,623	7.5%	87,807	6.8%
Total revenues	1,904,549	100.0%	1,492,840	100.0%	1,292,402	100.0%
The table below shows the exchange rates of the main foreign currencies used by the Group compared to the Euro.

	2023		2022		2021
	At December 31	Average	At December 31	Average	At December 31	Average
Chinese Renminbi	7.851	7.660	7.358	7.079	7.195	7.629
U.S. Dollar	1.105	1.081	1.067	1.053	1.133	1.183
Japanese Yen	156.330	151.990	140.660	138.027	130.380	129.877
United Arab Emirates Dirham	4.058	3.971	3.917	3.867	4.160	4.344
Pound Sterling	0.869	0.870	0.887	0.853	0.840	0.860
Hong Kong Dollar	8.631	8.465	8.316	8.245	8.833	9.193
South Korean Won	1,433.660	1,412.880	1,344.090	1,358.073	1,346.380	1,353.958
Swiss Franc	0.926	0.972	0.985	1.005	1.033	1.081
Impact of the COVID-19 pandemic

The Group’s business has experienced a steady recovery from the adverse effects of the COVID-19 pandemic on the Group’s revenues and results from operations that occurred primarily in 2020, although in 2022, due to a new wave of the virus and the resulting lockdown restrictions in certain parts of the Greater China Region, the Group’s largest geographical market, the Group was required to temporarily close certain of its DOSs in the region. In particular, from mid-March 2022 until the end of May 2022 and again in the fourth quarter of 2022, the Group closed certain DOSs in the Greater China Region. In addition, certain DOSs that remained open in the region continued to experience significantly lower customer traffic throughout 2022, resulting in significantly lower sales in the Greater China Region in 2022 compared to 2021. The Group’s operations substantially normalized in the Greater China Region in 2023.
The extent to which COVID-19 will impact the Group’s business, financial position, results of operations and cash flows in the future remains highly uncertain and cannot be accurately predicted at this time. See also “Item 3.D—Risk Factors—Risk factors relating to the Group’s business, strategy and operations—We are subject to risks related to the COVID-19 pandemic or similar public health crises that may materially and adversely affect our business.”
COVID-19-Related Rent Reductions
For the years ended December 31, 2022 and 2021, the Group obtained COVID-19 related rent reductions agreed with lessors for €7,194 thousand and €12,877 thousand, respectively, which were accounted for in accordance with amendments to IFRS 16 — Leases (“IFRS 16”) issued by the IASB which exempt lessees from determining whether COVID-19-related rent concessions are lease modifications, thereby providing a practical expedient to immediately recognize the entire economic benefit of such rental discounts in the statement of profit and loss.

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
For additional information see “—Liquidity and Capital Resources—Net Financial Indebtedness/(Cash Surplus).”
Tax obligations and changes in tax laws, estimates, treaties and regulations
The Group is subject to taxation in Italy, the United States and China, as well as various other jurisdictions, with the applicable tax rates varying by jurisdiction. As a result, the Group’s overall effective tax rate is affected by the proportion of earnings from the various tax jurisdictions and by the ability to generate sufficient and suitable future taxable profits from which the reversal of any deferred tax assets can be deducted. The Group recognizes tax expenses in multiple tax jurisdictions based on (i) the estimates of taxable income, (ii) the required reserves for uncertain tax positions, (iii) deductible temporary differences, tax loss carry-forwards and tax credits to the extent that their future offset is probable, (iv) withholding taxes on unremitted earnings, and (v) the way in which the Group intends to recover or settle the carrying amount of deferred tax assets and liabilities. At any time, there are multiple tax years that are subject to examinations by various tax authorities.
Additionally, the Group is subject to duties applicable to the importation of our products in various countries in which we operate, which may impact the cost of such products. Moreover, countries to which we ship our products may impose safeguard quotas to limit the quantity of products that may be imported. We rely on free trade agreements and other supply chain initiatives in order to maximize efficiencies relating to the importation of our products.
Seasonality
The luxury apparel market in which the Group operates is subject to seasonal fluctuations in sales. The Group’s sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection.
With regard to retail sales at the Group’s DOS, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season and in January and February, in correspondence with the Chinese New Year celebrations. However, several events may affect retail sales, including adverse weather conditions or other macroeconomic and external events (including the COVID-19 pandemic).
Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and variable leases.
As a result of the foregoing, the financial results for interim periods may not be indicative of results for the entire fiscal year. Management expects such seasonal trends to continue.

Results of operations
The following is a discussion of the Group’s results of operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022, and for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Starting in 2023, the Group presents the consolidated statement of profit and loss by function, which is most representative of the way the Chief Operating Decision Maker and management view the business, and is consistent with international practice. In order to conform to this new presentation, the information for the years ended December 31, 2022 and 2021 has been reclassified compared to what was previously presented by the Group. For additional information see Note 2 — Basis of preparation to the Consolidated Financial Statements included elsewhere within this annual report on Form 20-F.

	For the years ended December 31,
(€ thousands, except percentages)	2023	Percentage of revenues	2022	Percentage of revenues	2021	Percentage of revenues
Revenues	1,904,549	100.0%	1,492,840	100.0%	1,292,402	100.0%
Cost of sales	(680,235)	(35.7%)	(564,832)	(37.8%)	(495,702)	(38.4%)
Gross profit	1,224,314	64.3%	928,008	62.2%	796,700	61.6%
Selling, general and administrative	(901,364)	(47.3%)	(695,084)	(46.6%)	(822,897)	(63.7%)
Marketing expenses	(114,802)	(6.0%)	(85,147)	(5.7%)	(67,831)	(5.2%)
Operating profit/(loss)	208,148	10.9%	147,777	9.9%	(94,028)	(7.3%)
Financial income	37,282	2.0%	13,320	0.9%	45,889	3.6%
Financial expenses	(68,121)	(3.6%)	(54,346)	(3.6%)	(43,823)	(3.4%)
Foreign exchange losses	(5,262)	(0.3%)	(7,869)	(0.5%)	(7,791)	(0.6%)
Result from investments accounted for using the equity method	(2,953)	(0.2%)	2,199	0.1%	2,794	0.2%
Profit/(Loss) before taxes	169,094	8.9%	101,081	6.8%	(96,959)	(7.5%)
Income taxes	(33,433)	(1.8%)	(35,802)	(2.4%)	(30,702)	(2.4%)
Profit/(Loss)	135,661	7.1%	65,279	4.4%	(127,661)	(9.9%)
Revenues
The Group generates revenues primarily from the sale of its products and services, as well as from royalties received from third parties and licensees. Revenues are recognized net of returns and discounts.
In addition to presenting our revenues on a current currency basis, the following analysis of revenues includes the change in revenues (i) on a constant currency basis and (ii) on an organic growth basis, which we refer to as “Constant Currency” and “Organic Growth”, respectively. The change in revenues on a constant currency and on an organic basis are non-IFRS measures. See “—Non-IFRS Financial Measures” for additional information relating to these measures and for the reconciliations of revenue growth to organic growth.
2023 compared to 2022
Revenues for the year ended December 31, 2023 amounted to €1,904,549 thousand, an increase of €411,709 thousand or +27.6% (+29.7% at constant currency; +19.3% organic growth) compared to €1,492,840 thousand for the year ended December 31, 2022, driven by double digit growth in the Zegna and Thom Browne segments (including on a constant currency and organic growth basis), as well as the revenues contributed by the Tom Ford Fashion segment following completion of the TFI acquisition on April 28, 2023.
An analysis of revenues by product line, by distribution channel and by geographical area is provided below.
2022 compared to 2021
Revenues for the year ended December 31, 2022 amounted to €1,492,840 thousand, an increase of €200,438 thousand or +15.5% (+11.0% at constant currency; +10.4% organic growth) compared to €1,292,402 thousand for the year ended December 31, 2021. Our revenues significantly increased in all major geographic areas with the exception of the Greater China Region, our largest geographical market, which was significantly impacted by COVID-19-related restrictions during the course of 2022, which resulted in the temporary closure of certain stores and lower customer traffic, primarily from mid-March until the end of May, and again during the fourth quarter of the year as a result of additional waves of COVID-19. Therefore, the discussion below presents our revenues isolating the Greater China Region performance, which we believe is useful to better understand the underlying trend in our revenues for the periods presented.
Revenues in the Greater China Region for the year ended December 31, 2022 amounted to €494,110 thousand, a decrease of €94,766 thousand or -16.1% (-20.6% at constant currency and organic growth), compared to €588,876 thousand for the year ended December 31, 2021. The Greater China Region was adversely impacted by aforementioned COVID-19-related restrictions in 2022, which resulted in the temporary closure of certain stores and lower customer traffic, primarily from mid-March until the end of May, impacting both ZEGNA and Thom Browne directly operated stores. Starting in June and through the third quarter of 2022, DTC revenues in the Greater China Region showed a positive trend compared to the third quarter of 2021 as a result of a significant increase in e-commerce sales for both the Zegna and Thom Browne segments and the gradual recovery of in-store sales. Due to a new wave of particularly impactful COVID-19-related restrictions in the Greater China Region in October and November, as well as some further unplanned temporary store closures in December due to a wave of contagion and resulting staff shortages, the Group’s revenues in the fourth quarter of 2022 decreased by approximately 30% compared to the fourth quarter of 2021.
Revenues in the rest of the world for the year ended December 31, 2022 amounted to €998,730 thousand, an increase of €295,204 thousand or +42.0% (+38.6% at constant currency; +40.1% organic growth), compared to €703,526 thousand for the year ended December 31, 2021. This increase was mainly attributable to the United States (+53.5% or +42.1% at constant currency; +39.9% organic growth), driven by DTC sales in both the Zegna and Thom Browne segments, Italy (+41.3% or +41.8% at constant currency; +42.1% organic growth), the UK (+43.2% or +42.2% at constant currency; +51.6% organic growth), France (+51.0% at current and at constant currency; +46.9% organic growth) and the United Arab Emirates (+54.6% or +38.4% at constant currency; 39.6% organic growth), as well as Latin America (+49.7% or +33.4% at constant currency and organic growth) and Japan (+18.0% or +23.7% at constant currency; +24.3% organic growth). As a result of the ongoing conflict in Ukraine and wide-ranging sanctions on certain industries and parties in Russia, from March 2022 we suspended production of products for, as well as new order collection from, our Russian franchisees and distributors, and reallocated products to other geographies, primarily in EMEA.
The following discussion presents an analysis of revenues by product line, by distribution channel and by geographical area. For further details relating to the revenues of each of the Group’s operating segments, see “—Results by Segment” below.
Revenues by product line
The following table sets forth a breakdown of revenues by product line for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	Reported Revenues	Constant Currency	Organic Growth	2022 vs 2021	Reported Revenues	Constant Currency	Organic Growth
ZEGNA branded products	1,109,491	923,942	847,311	185,549	20.1%	22.3%	22.3%	76,631	9.0%	4.1%	4.1%
Thom Browne	378,410	330,014	263,397	48,396	14.7%	18.0%	17.5%	66,617	25.3%	20.6%	20.6%
TOM FORD FASHION	235,531	—	—	235,531	n.m.(*)	n.m.	n.m.	—	—%	—%	—%
Textile	150,986	136,769	102,244	14,217	10.4%	9.4%	9.5%	34,525	33.8%	35.4%	32.7%
Third Party Brands	25,343	97,792	74,957	(72,449)	(74.1%)	(74.2%)	(17.4%)	22,835	30.5%	27.9%	86.1%
Other	4,788	4,323	4,493	465	10.8%	11.6%	15.4%	(170)	(3.8%)	(7.5%)	(7.5%)
Total revenues	1,904,549	1,492,840	1,292,402	411,709	27.6%	29.7%	19.3%	200,438	15.5%	11.0%	10.4%
_______________________________________
(*) Throughout this document “n.m.” means not meaningful.

2023 compared to 2022
By product line, the increase in revenues was mainly attributable to:

(i)an increase in ZEGNA branded products of €185,549 thousand or +20.1% (+22.3% at constant currency and organic growth), primarily driven by the continued positive performance of both luxury leisurewear and footwear, which represented 50% and 13% of revenues from ZEGNA branded products during the year, respectively, as well as our tailoring (“Tailoring”) and made-to-measure (“Made-to-Measure” or “MTM”) businesses;
(ii)an increase in Thom Browne of €48,396 thousand or +14.7% (+18.0% at constant currency; +17.5% organic growth), driven by the growth across all lines, in particular womenswear;
(iii)revenues of €235,531 thousand from TOM FORD FASHION following completion of the TFI Acquisition on April 28, 2023; and
(iv)an increase of €14,217 thousand or +10.4% (+9.4% at constant currency; +9.5% organic growth) in Textile, primarily attributable to double digit growth of the Lanificio Ermenegildo Zegna;
partially offset by:
(v)a decrease in Third Party Brands of €72,449 thousand or -74.1% (-74.2% at constant currency; -17.4% organic growth), reflecting the end of the previous TFI distribution license agreement for menswear with the deliveries of the Fall/Winter 2022 collection and the start of a supply agreement to act as the exclusive supplier for certain TOM FORD menswear products with the Spring/Summer 2023 collection. Following the completion of the TFI Acquisition on April 28, 2023, the revenues from the supply agreement with TFI are reported as intercompany revenues and eliminated from the Group’s consolidated results.
2022 compared to 2021
By product line, the increase in revenues was mainly attributable to:
(i)an increase of €76,631 thousand or +9.0% (+4.1% constant currency and organic growth) in ZEGNA branded products, primarily driven by the (a) the continued positive performance of shoes and steady growth in luxury leisurewear, as well as the rebound of our Tailoring and Made-to-Measure business, particularly in the United States and EMEA, as 2021 was impacted by COVID-19-related restrictions, and (b) the effects of price repositioning and price increases as part of the new ZEGNA One Brand strategy starting with the rollout of the Fall/Winter 2022 collection;
(ii)an increase of €66,617 thousand or +25.3% (+20.6% constant currency and organic growth) in Thom Browne, reflecting strong wholesale demand and growth across all lines (menswear, womenswear and childrenswear), driven by sales for both our seasonal and our classic collections, as well as the roll out of the TMall platform for e-commerce sales in the Greater China Region (which commenced in the second half of 2021) and the contribution of eleven net DTC store openings (63 DTC stores at December 31, 2022 compared to 52 DTC stores at December 31, 2021), primarily in APAC;
(iii)an increase of €34,525 thousand or +33.8% (+35.4% constant currency; +32.7% organic growth) in Textile, primarily attributable to the positive performance of the Lanificio Ermenegildo Zegna, Bonotto and Dondi brands driven by higher orders for the Fall/Winter 2022 and Spring/Summer 2023 collections compared to the previous year’s collections, which were affected by the COVID-19 pandemic, and the impact of Tessitura Ubertino S.r.l., which was acquired in June 2021 and contributed additional revenues of €4,590 thousand in 2022 compared to 2021; and
(iv)an increase of €22,835 thousand or +30.5% (+27.9% constant currency; +86.1% organic growth) in Third Party Brands, which benefited from higher orders for the TOM FORD brand for the Spring/Summer 2022 and Fall/Winter 2022 collections, as well as higher orders for the Gucci brand. The TFI distribution license agreement ended with the deliveries of the Fall/Winter 2022 collection and the Group expects to commence the TFF License in the second quarter of 2023 (subject to antitrust approvals and other customary closing conditions) for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products. See also “—Trends, Uncertainties and Opportunities—Acquisitions.”

Revenues by distribution channel
The following table sets forth a breakdown of revenues by distribution channel for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	Reported Revenues	Constant Currency	Organic Growth	2022 vs 2021	Reported Revenues	Constant Currency	Organic Growth
Direct to Consumer (DTC)
ZEGNA branded products	945,313	772,505	712,862	172,808	22.4%	25.4%	25.4%	59,643	8.4%	2.9%	2.9%
Thom Browne	183,422	145,702	138,567	37,720	25.9%	34.1%	19.7%	7,135	5.1%	(1.5%)	(1.5%)
TOM FORD FASHION	136,291	—	—	136,291	n.m.	n.m.	n.m.	n.m.	—%	—%	—%
Total Direct to Consumer (DTC)	1,265,026	918,207	851,429	346,819	37.8%	42.1%	24.5%	66,778	7.8%	2.2%	2.2%

Wholesale
ZEGNA branded products	164,178	151,437	134,449	12,741	8.4%	7.0%	7.0%	16,988	12.6%	10.6%	10.6%
Thom Browne	194,988	184,312	124,830	10,676	5.8%	6.0%	15.7%	59,482	47.7%	46.6%	46.6%
TOM FORD FASHION	99,240	—	—	99,240	n.m.	n.m.	n.m.	—	—%	—%	—%
Third Party Brands and Textile	176,329	234,561	177,201	(58,232)	(24.8%)	(25.5%)	5.8%	57,360	32.4%	32.2%	38.6%
Total Wholesale	634,735	570,310	436,480	64,425	11.3%	10.7%	9.6%	133,830	30.7%	29.4%	30.8%
Other	4,788	4,323	4,493	465	n.m.	n.m.	n.m.	(170)	(3.8%)	(7.5%)	—%
Total revenues	1,904,549	1,492,840	1,292,402	411,709	27.6%	29.7%	19.3%	200,438	15.5%	11.0%	10.4%

2023 compared to 2022
By distribution channel, the increase in revenues was mainly attributable to:
(i)an increase of €346,819 thousand or 37.8% (+42.1% at constant currency; +24.5% organic growth) in the DTC channel, composed of;
(a)an increase in ZEGNA branded products DTC of €172,808 thousand or +22.4% (+25.4% at constant currency and organic growth), driven by double digit growth in all regions and reflecting higher average sales prices and increased store traffic, as well as selected DTC store openings (253 DTC stores at December 31, 2023 compared to 239 DTC stores at December 31, 2022);
(b)an increase in Thom Browne DTC of €37,720 thousand or +25.9% (+34.1% at constant currency; +19.7% organic growth), driven by the expansion of the store network through 23 net store openings (86 DTC stores at December 31, 2023 compared to 63 DTC stores at December 31, 2022), mainly in APAC and including the conversion of 17 stores in South Korea from wholesale to DTC following an agreement with the former franchise partner, as well as the performance of existing stores in Japan; and
(c)DTC revenues of €136,291 thousand generated by the TOM FORD FASHION DTC network (which consisted of 51 DTC stores at December 31, 2023) following completion of the TFI Acquisition on April 28, 2023;
(ii)an increase of €64,425 thousand or +11.3% (+10.7% at constant currency; +9.6% organic growth) in the wholesale channel, mainly due to:
(a)an increase of €12,741 thousand or +8.4% (+7.0% at constant currency and organic growth) in ZEGNA branded products driven by positive performance, particularly in EMEA, partially offset by the effects of a planned change in merchandising strategy whereby a portion of the Spring/Summer 2024 deliveries were intentionally shifted from the fourth quarter of 2023 to the first quarter of 2024;

(b)an increase of €10,676 thousand or +5.8% (+6.0% at constant currency; +15.7% organic growth) in Thom Browne driven by double digit growth in EMEA, partially offset by lower deliveries to the South Korean market ahead of a change in the business from wholesale to DTC starting in the third quarter of 2023 following an agreement with the former franchise partner; and
(c)wholesale revenues of €99,240 thousand from TOM FORD FASHION following completion of the TFI Acquisition on April 28, 2023;
partially offset by:
(d)a decrease of €58,232 thousand or -24.8% (-25.5% at constant currency; +5.8% organic growth) in Third Party Brands and Textile, driven by (i) lower revenues from Third Party Brands of €72,449 thousand, reflecting the end of the previous TFI distribution license agreement with the deliveries of the Fall/Winter 2022 collection and the start of a supply agreement to act as the exclusive supplier for certain TOM FORD menswear products with the Spring/Summer 2023 collection. Following the completion of the TFI Acquisition on April 28, 2023, the revenues from the supply agreement with TFI are reported as intercompany revenues and eliminated from the Group’s consolidated results, partially offset by (ii) an increase in Textile revenues of €14,217 thousand, primarily attributable to double digit growth of the Lanificio Ermenegildo Zegna.
2022 compared to 2021
By distribution channel, the increase in revenues was mainly attributable to:
(i)an increase of €66,778 thousand or +7.8% (+2.2% at constant currency and organic growth) in the DTC channel, related to:
(a)an increase in ZEGNA branded products of €59,643 thousand or +8.4% (+2.9% at constant currency and organic growth), driven by high double digit growth in the United States and EMEA, partially offset by the Greater China Region, which was impacted by COVID-19-related restrictions in 2022 that resulted in the temporary closure of certain stores and lower customer traffic, primarily from mid-March until the end of May and again in the fourth quarter of the year;
(b)an increase in Thom Browne branded products of €7,135 thousand or +5.1%, (-1.5% at constant currency and organic growth), driven by high double digit growth in the United States, EMEA and Japan, eleven net DTC store openings (63 DTC stores at December 31, 2022 compared to 52 DTC stores at December 31, 2021), primarily in APAC, and the roll out of the TMall platform for e-commerce sales in the Greater China Region (which commenced in the second half of 2021), partially offset by the aforementioned effects of COVID-19-related restrictions in the Greater China Region; and
(ii)an increase of €133,830 thousand or +30.7% (+29.4% at constant currency; +30.8% organic growth) in the wholesale channel, mainly due to:
(a)an increase in Thom Browne branded products of €59,482 thousand or +47.7% (+46.6% at constant currency and organic growth) driven by both our seasonal and our classic collections and strong growth across all lines (menswear, womenswear and childrenswear) and major geographical areas;
(b)an increase in Third Party Brands and Textile of €57,360 thousand or +32.4% (+32.2% at constant currency; +38.6% organic growth), consisting of an increase of €34,525 thousand or +33.8% (+35.4% at constant currency; +32.7% organic growth) in Textile, primarily attributable to the positive performance of the Lanificio Ermenegildo Zegna, Bonotto and Dondi brands driven by higher orders for the Fall/Winter 2022 and Spring/Summer 2023 collections compared to the previous year’s collections, which were affected by the COVID-19 pandemic, and the impact of Tessitura Ubertino S.r.l., which was acquired in June 2021 and contributed additional revenue of €4.6 million in 2022 compared to 2021, and an increase of €22,835 thousand or +30.5% (+27.9% at constant currency; +86.1% organic growth) in Third Party Brands, which benefited from higher orders for the TOM

FORD brand for the Spring/Summer 2022 and Fall/Winter 2022 collections, as well as higher orders for the Gucci brand.
(c)an increase in ZEGNA branded products of €16,988 thousand or +12.6% (+10.6% at constant currency and organic growth) driven by growth in the United States and EMEA, partially offset by lower orders for new collections from travel retail customers in the Greater China Region as a result of COVID-19-related store closures and the related build up of their inventory. The effects from the suspension of production for the Russian market and the closure of stores in Russia following the escalation of the conflict in Ukraine (resulting in lower revenues in Russia of €10,450 thousand) were substantially mitigated from the reallocation of products, primarily in the DTC channel in EMEA.
Revenues by geographical area
The following table sets forth a breakdown of revenues by geographical area for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	Reported Revenues	Constant Currency	Organic Growth	2022 vs 2021	Reported Revenues	Constant Currency	Organic Growth
EMEA (1)	658,694	520,226	380,325	138,468	26.6%	27.7%	18.8%	139,901	36.8%	36.2%	39.3%
of which Italy	281,793	224,342	158,722	57,451	25.6%	25.6%	18.4%	65,620	41.3%	41.8%	42.1%
of which UK	70,191	53,970	37,682	16,221	30.1%	31.7%	14.7%	16,288	43.2%	42.2%	51.6%
of which UAE	68,729	50,926	32,944	17,803	35.0%	38.2%	30.9%	17,982	54.6%	38.4%	39.6%
North America (2)	417,352	294,686	191,283	122,666	41.6%	40.4%	11.4%	103,403	54.1%	43.2%	41.4%
of which United States	384,544	270,312	176,059	114,232	42.3%	40.9%	10.4%	94,253	53.5%	42.1%	39.9%
Latin America (3)	37,538	29,889	19,971	7,649	25.6%	16.2%	16.2%	9,918	49.7%	33.4%	33.4%
APAC (4)	788,007	644,802	696,344	143,205	22.2%	27.3%	23.7%	(51,542)	(7.4%)	(11.6%)	(11.8%)
of which Greater China Region	595,515	494,110	588,876	101,405	20.5%	25.7%	24.2%	(94,766)	(16.1%)	(20.6%)	(20.6%)
of which Japan	84,990	65,445	55,479	19,545	29.9%	39.8%	28.3%	9,966	18.0%	23.7%	24.3%
Other (5)	2,958	3,237	4,479	(279)	(8.6%)	(8.3%)	(25.6%)	(1,242)	(27.7%)	(29.6%)	(29.6%)
Total revenues	1,904,549	1,492,840	1,292,402	411,709	27.6%	29.7%	19.3%	200,438	15.5%	11.0%	10.4%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.
2023 compared to 2022
By geographical area, the increase in revenues was attributable to growth in all regions, including:
(i)an increase of €143,205 thousand or +22.2% (+27.3% at constant currency; +23.7% organic growth) in APAC driven by the growth in the Greater China Region, particularly in the ZEGNA DTC channel, the expansion of the Thom Browne store network through 24 net store openings in APAC (70 DTC stores at December 31, 2023 compared to 46 DTC stores at December 31, 2022), including the conversion of 17 stores in South Korea from wholesale to DTC, as well as strong performance of existing Thom Browne stores in Japan. The comparison is also impacted by the adverse effects on revenues in the prior year due to COVID-19-related restrictions in the Greater China Region, which were substantially reversed in 2023;
(ii)an increase of €138,468 thousand or +26.6% (+27.7% at constant currency; +18.8% organic growth) in EMEA driven by the ZEGNA DTC channel in Europe and the United Arab Emirates (“UAE”), which benefited from both domestic and tourist customers, as well as an increase in the wholesale channel driven by ZEGNA branded products, Thom Browne and Textile, partially offset by the effects of a planned change in merchandising strategy whereby a portion of the Spring/Summer 2024 deliveries were intentionally shifted from the fourth quarter of 2023 to the first quarter of 2024;
(iii)an increase of €122,666 thousand or +41.6% (+40.4% at constant currency; +11.4% organic growth) in North America, driven by the United States, including the contribution of the Tom Ford Fashion segment’s 12 directly operated stores following completion of the TFI Acquisition on April 28, 2023, as well as double-digit revenue growth in the ZEGNA DTC channel, partially offset by the impact of the aforementioned shift in wholesale deliveries, as well as the conversion of the Saks Fifth Avenue store in New York from wholesale to DTC; and
(iv)an increase of €7,649 thousand or +25.6% (+16.2% at constant currency and organic growth) in Latin America driven by double-digit growth of the ZEGNA DTC channel in Mexico and Brazil.

2022 compared to 2021
By geographical area, the increase in revenues was mainly related to:
(i)an increase of €139,901 thousand or +36.8% (+36.2% at constant currency; +39.3% organic growth) in EMEA, primarily attributable to significant growth in Italy, as well as strong performance in the UK and the Middle East, and driven by ZEGNA branded products in the DTC channel and Thom Browne in both the DTC and wholesale channels, as well as the rebound of our Tailoring and Made-to-Measure business in the Zegna segment following adverse effects in 2021 as a result of COVID-19-related restrictions. The effects from the suspension of production for the Russian market and the closure of stores in Russia following the escalation of the conflict in Ukraine were substantially mitigated by the reallocation of products within other EMEA countries;
(ii)an increase of €103,403 thousand or +54.1% (+43.2% at constant currency; +41.4% organic growth) in North America, primarily attributable to the United States and driven by (a) DTC sales for both ZEGNA branded products and Thom Browne, (b) the rebound of our Tailoring and Made-to-Measure business in the Zegna segment, (c) higher orders for the TOM FORD brand for the Spring/Summer 2022 and Fall/Winter 2022 collections. The TFI distribution license agreement ended with the deliveries of the Fall/Winter 2022 collection and the Group expects to commence the TFF License in the second quarter of 2023 for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products. See also “—Trends, Uncertainties and Opportunities—Acquisitions,” and (d) positive foreign currency exchange impact due to the strengthening of the U.S. Dollar compared to the Euro, and
(iii)an increase of €9,918 thousand or +49.7% (+33.4% at constant currency and organic growth) in Latin America driven by DTC sales of ZEGNA branded products in Mexico and Brazil, as well as positive foreign currency exchange impact;
partially offset by:
(iv)a decrease of €51,542 thousand or -7.4% (-11.6% at constant currency; -11.8% organic growth) in APAC, mainly attributable to the temporary closure of stores and lower customer traffic in the Greater China Region, primarily from mid-March 2022 until the end of May 2022, impacting both ZEGNA and Thom Browne directly operated stores. Starting in June 2022 and through the third quarter of 2022 DTC revenues in the Greater China Region showed a positive trend compared to the third quarter of 2021 as a result of a significant increase in e-commerce sales for both the Zegna and Thom Browne segments and the gradual recovery of in-store sales. Due to a new wave of particularly impactful COVID-19-related restrictions in the Greater China Region in October and November, as well as some further unplanned temporary store closures in December due to a wave of contagion and resulting staff shortages, the Group’s revenues in the fourth quarter of 2022 decreased by approximately 30% compared to the fourth quarter of 2021. These adverse effects were partially offset by double digit growth in Japan and South Korea.
For further details relating to the revenues of each of the Group’s operating segments for the year ended December 31, 2023 compared to the year ended December 31, 2022, and for the year ended December 31, 2022 compared to the year ended December 31, 2021, see “—Results by Segment” below.

Cost of sales
Cost of sales comprises costs directly related to the production, procurement and supply of goods and services, including direct labor costs, costs for raw materials and components used to manufacture the Group’s products (such as fibers and yarns of wool, silk, cotton, linen, cashmere and fabrics of the same composition, as well as leather), costs for semi-finished products, finished goods, consumables and outsourced manufacturing from third parties. Cost of sales also includes depreciation, amortization and impairment of assets, lease expenses, maintenance, write downs of inventory, freight and duty, and other production-related costs, including manufacturing overhead.
The following table sets forth cost of sales for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	%	2022 vs 2021	%
Cost of sales	(680,235)	(564,832)	(495,702)	(115,403)	(20.4%)	(69,130)	(13.9%)
Cost of sales as % of revenues	(35.7%)	(37.8%)	(38.4%)

2023 compared to 2022
Cost of sales for the year ended December 31, 2023 amounted to €680,235 thousand, an increase of €115,403 thousand or +20.4%, compared to €564,832 thousand for the year ended December 31, 2022.
The increase in cost of sales was primarily attributable to (i) the impact of TOM FORD FASHION, which was acquired through the TFI Acquisition on April 28, 2023, including the effects of the acquisition method of accounting for the business acquisition, comprising €14,368 thousand related to the purchase price step up of the fair value of the acquired TFI inventory that was sold subsequent to the acquisition and €1,183 thousand related to the order backlog, and (ii) higher sales volumes in ZEGNA branded products, Thom Browne and Textile.
Cost of sales for the year ended December 31, 2023 and 2022 included €106 thousand and €38 thousand relating to adjusting items in the presentation of Adjusted EBIT as management considers these items not reflective of underlying operating activities. For additional information please refer to “Non-IFRS Financial Measures—Adjusted EBIT”.
2022 compared to 2021
Cost of sales for the year ended December 31, 2022 amounted to €564,832 thousand, an increase of €69,130 thousand or +13.9%, compared to €495,702 thousand for the year ended December 31, 2021.
The increase in cost of sales was primarily attributable to higher volumes across all product lines.
Cost of sales for the year ended December 31, 2022 and 2021 included €38 thousand and €4,086 thousand relating to adjusting items in the presentation of Adjusted EBIT as management considers these items not reflective of underlying operating activities. For additional information please refer to “Non-IFRS Financial Measures—Adjusted EBIT”.
Gross profit

The following table sets forth gross profit for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	%	2022 vs 2021	%
Gross profit	1,224,314	928,008	796,700	296,306	31.9%	131,308	16.5%
Gross profit as % of revenues	64.3%	62.2%	61.6%

2023 compared to 2022
Gross profit for the year ended December 31, 2023 amounted to €1,224,314 thousand, an increase of €296,306 thousand or +31.9%, compared to €928,008 thousand for the year ended December 31, 2022.
Gross profit as a percentage of revenues increased from 62.2% for the year ended December 31, 2022 to 64.3% for the year ended December 31, 2023, primarily driven by (i) a higher proportion of DTC sales compared to wholesale sales (DTC sales, which have higher margins compared to wholesale sales, represented 66.4% of total sales for the year ended December 31, 2023 compared to 61.5% for the year ended December 31, 2022), (ii) the effects of price increases, price repositioning and the reduction of the end-of-season sales as part of the ZEGNA One Brand strategy, which started with the rollout of the Fall/Winter 2022 collection in the prior year, (iii) higher absorption of fixed costs in the supply chain, and (iv) higher proportion of sales from Essentials collections compared to seasonal collections in line with the ZEGNA One Brand strategy, which resulted in proportionately lower provisions for slow moving and obsolete inventory.
2022 compared to 2021
Gross profit for the year ended December 31, 2022 amounted to €928,008 thousand, an increase of €131,308 thousand or +16.5%, compared to €796,700 thousand for the year ended December 31, 2021.
Gross profit as a percentage of revenues increased from 61.6% for the year ended December 31, 2021 to 62.2% for the year ended December 31, 2022 primarily driven by (i) higher absorption of fixed costs in the supply chain driven by higher sales volumes, (ii) effects of price increases, price repositioning and the reduction of the end-of-season sales as part of the new ZEGNA One Brand strategy which generated an increase in revenues, (iii) higher proportion of sales from Essentials collections compared to seasonal collections in line with the ZEGNA One Brand strategy, which resulted in proportionately lower provisions for slow moving and obsolete inventory, partially offset by (iv) lower proportion of DTC sales compared to wholesale sales (DTC sales, which have higher margins compared to wholesale sales, represented 61.5% of total sales for the year ended December 31, 2022 compared to 65.9% for the year ended December 31, 2021) due to the effects of COVID-19-related restrictions which resulted in the closure of certain DOSs in the Greater China Region.
Selling, general and administrative expenses
Selling, general and administrative expenses primarily include costs for sales and administrative personnel, selling expenses, corporate bodies fees, consultancy and accounting fees, other administrative and general expenses, as well as depreciation, amortization and impairment of assets used for selling and administrative activities.
The following table sets forth selling, general and administrative expenses for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	%	2022 vs 2021	%
Selling, general and administrative expenses	(901,364)	(695,084)	(822,897)	(206,280)	(29.7%)	127,813	15.5%
Selling, general and administrative expenses as % of revenues	(47.3%)	(46.6%)	(63.7%)
2023 compared to 2022
Selling, general and administrative expenses for the year ended December 31, 2023 amounted to €901,364 thousand, an increase of €206,280 thousand or +29.7%, compared to €695,084 thousand for the year ended December 31, 2022.
The increase in selling, general and administrative expenses was primarily attributable to (i) €123,650 thousand related to TOM FORD FASHION, which was acquired through the TFI Acquisition on April 28, 2023 (including royalties relating to the TFF License as well as €2,241 thousand related to amortization of the TFF License, which was recognized at fair value at the acquisition date as part of the acquisition method of accounting of the TFI Acquisition), (ii) higher personnel costs (excluding TOM FORD FASHION), of €42,328 thousand (€313,173 thousand for the year ended December 31, 2023 compared to €270,845 thousand for the year ended December 31, 2022), mainly to reinforce the Group’s corporate governance as a result of becoming a public company, as well as to support new store openings, (iii) transaction costs of €6,001 thousand in 2023, primarily for consultancy and legal fees related to the TFI Acquisition and, to a lesser extent, the acquisition of the Thom Browne business in South Korea and a 25% interest in Norda Run, (iv) an increase of €13,392 thousand in variable rents (excluding TOM FORD FASHION) as a result of higher revenues, and (v) management fees related to the Thom Browne business in South Korea following the agreement signed on July 1, 2023.
Selling, general and administrative expenses as a percentage of revenues increased from 46.6% for the year ended December 31, 2022 to 47.3% for the year ended December 31, 2023.
Selling, general and administrative expenses for the year ended December 31, 2023 and 2022 included €11,958 thousand and €9,914 thousand relating to adjusting items in the presentation of Adjusted EBIT as management considers these items not reflective of underlying operating activities. For additional information please refer to “Non-IFRS Financial Measures—Adjusted EBIT”.
2022 compared to 2021
Selling, general and administrative expenses for the year ended December 31, 2022 amounted to €695,084 thousand, a decrease of €127,813 thousand or -15.5%, compared to €822,897 thousand for the year ended December 31, 2021.
The decrease in selling, general and administrative expenses was primarily attributable to (i) costs incurred in 2021 of (a) €200,961 thousand in relation to the Business Combination (additional costs of €2,099 thousand were recognized in 2022 in relation to the Business Combination), (b) €12,192 thousand following an unfavorable judgment handed down against the Group in 2021 in respect of a legal claim related to a lease agreement in the United States (of which €950 thousand was released in 2022) and (c) €6,006 thousand for losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, and (ii) proceeds of €6,500 thousand received in 2022 from new tenants in order for the Group to withdraw from two existing lease agreements of commercial properties, partially offset by (iii) an increase in lease expenses of €5,385 thousand, mainly due to lower rent reductions recognized in 2022 compared to 2021 as a result of the COVID-19 pandemic (rent reductions amounted to €7,194 thousand in 2022 compared to €12,877 thousand in 2021), (iv) higher costs for maintenance and utilities of €5,212 thousand and €6,578 thousand, respectively, driven by higher energy prices, (v) an increase in personnel costs of €8,792 thousand driven by the hiring of new employees to reinforce various corporate functions in 2022, and (vi) an increase in depreciation, amortization and impairment of assets of €9,351 thousand.
Selling, general and administrative expenses as a percentage of revenues decreased from 63.7% for the year ended December 31, 2021 to 46.6% for the year ended December 31, 2022, mainly as a result of the aforementioned costs incurred in 2021 in relation to the Business Combination of €200,961 thousand.
Selling, general and administrative expenses for the year ended December 31, 2022 and 2021 included €9,914 thousand and €239,045 thousand relating to adjusting items in the presentation of Adjusted EBIT as management considers these items not reflective of underlying operating activities. For additional information please refer to “Non-IFRS Financial Measures—Adjusted EBIT”.
Marketing expenses
Marketing expenses primarily include costs related to advertising and marketing activities, including personnel costs and costs for advertising, communications, media and events, such as fashion shows, store windows and displays. Marketing expenses also include depreciation, amortization and impairment of assets used in advertising and marketing activities.
The following table sets forth marketing expenses for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	%	2022 vs 2021	%
Marketing expenses	(114,802)	(85,147)	(67,831)	(29,655)	(34.8%)	(17,316)	(25.5%)
Marketing expenses as % of revenues	(6.0%)	(5.7%)	(5.2%)
2023 compared to 2022
Marketing expenses for the year ended December 31, 2023 amounted to €114,802 thousand, an increase of €29,655 thousand or +34.8%, compared to €85,147 thousand for the year ended December 31, 2022.
The increase in marketing expenses was primarily attributable to (i) an increase of €19,421 thousand in expenses for ZEGNA and Thom Browne (excluding costs for personnel and depreciation, amortization and impairment of assets), in line with the Group’s marketing strategy announced at its Capital Markets Day in May 2022, including costs for the presentation of ZEGNA collections during men’s fashion week in Milan, Thom Browne at the Met Gala in New York and the debut of the Thom Browne Haute Couture collection in Paris, as well as (ii) €8,338 thousand related to TOM FORD FASHION, which was acquired through the TFI Acquisition on April 28, 2023, (iii) higher costs for personnel of €1,280 thousand and (iv) higher depreciation, amortization and impairment of assets of €616 thousand.
Marketing expenses as a percentage of revenues increased from 5.7% for the year ended December 31, 2022 to 6.0% for the year ended December 31, 2023.
2022 compared to 2021
Marketing expenses for the year ended December 31, 2022 amounted to €85,147 thousand, an increase of €17,316 thousand or +25.5%, compared to €67,831 thousand for the year ended December 31, 2021.
The increase in marketing expenses was primarily attributable to (i) an increase in costs of €16,452 thousand for advertising and marketing activities in line with the Group’s marketing strategy announced at its Capital Markets Day in May 2022, (ii) an increase in personnel costs for marketing functions of €587 thousand and (iii) an increase in depreciation, amortization and impairment of assets of €277 thousand.
Marketing expenses as a percentage of revenues increased from 5.2% for the year ended December 31, 2021 to 5.7% for the year ended December 31, 2022.
Marketing expenses for the year ended December 31, 2021 included €12 thousand relating to adjusting items in the presentation of Adjusted EBIT as management considers these items not reflective of underlying operating activities. For additional information please refer to “Non-IFRS Financial Measures—Adjusted EBIT”.
Financial income and financial expenses
Financial income and financial expenses primarily include the effects of fair value changes on put options owned by non-controlling interests in the Group’s investments in Thom Browne, Inc. and Gruppo Dondi S.p.A., as well as income and expenses relating to Group’s financial assets and liabilities, including interest and the cost of hedging operations. Until the completion of the Warrant Redemption in the first quarter of 2023, financial income and financial expenses also included the fair value changes in liability-classified warrants.
The following table sets forth financial income for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	%	2022 vs 2021	%
Financial income	37,282	13,320	45,889	23,962	179.9%	(32,569)	(71.0%)
Financial income as a % of revenues	2.0%	0.9%	3.6%

2023 compared to 2022
Financial income for the year ended December 31, 2023 amounted to €37,282 thousand for the year ended December 31, 2023, an increase of €23,962 thousand or +179.9%, compared to €13,320 thousand for the year ended December 31, 2022.
The increase in financial income was primarily attributable to (i) higher gains from the change in fair value of the Thom Browne and Dondi put options of €14,322 thousand (a gain of €11,587 thousand for the Thom Browne put option in 2023 compared to a loss in 2022 and a gain of €3,205 thousand for the Dondi put option in 2023 compared to a gain of €470 thousand in 2022), (ii) higher gains on derivative financial instruments of €5,745 thousand and (iii) higher income from interest on financial assets and hedging operations of €4,208 thousand.
2022 compared to 2021
Financial income for the year ended December 31, 2022 amounted to €13,320 thousand, a decrease of €32,569 thousand or -71.0%, compared to €45,889 thousand for the year ended December 31, 2021.
The decrease in financial income was primarily attributable to (i) the gain of €20,675 thousand recognized in 2021 following the Group’s purchase of an additional 5% of Thom Browne in June 2021 and the derecognition of a portion of the put option liability on non-controlling interests, and (ii) lower gains of €9,691 thousand from securities held by the Group (a gain of €8,154 thousand in 2022 compared to a gain of €17,845 thousand 2021) driven by the performance of the financial markets.
The following table sets forth financial expenses for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	%	2022 vs 2021	%
Financial expenses	(68,121)	(54,346)	(43,823)	(13,775)	(25.3%)	(10,523)	(24.0%)
Financial expenses as % of revenues	(3.6%)	(3.6%)	(3.4%)
2023 compared to 2022
Financial expenses for the year ended December 31, 2023 amounted to €68,121 thousand, an increase of €13,775 thousand or +25.3%, compared to €54,346 thousand for the year ended December 31, 2022. The increase in financial expenses was primarily attributable to (i) higher losses of €21,738 thousand from warrant liabilities (a loss of €22,909 thousand in 2023 compared to a loss of €1,171 thousand in 2022) driven by the exercise and redemption of warrants in the first quarter of 2023 (See Note 28 — Other current and non-current financial liabilities for additional information), (ii) an increase of €8,576 thousand in interest on bank loans and overdrafts driven by higher interest rates, and (iii) an increase of €7,148 thousand in interest and financial charges for lease liabilities (including €5,632 thousand related to TOM FORD FASHION), partially offset by (iv) lower losses from the fair value remeasurement of the Thom Browne non-controlling interest put option liability of €11,426 thousand (a gain in 2023 compared to a loss of €11,426 thousand in 2022), (v) lower losses of €9,014 thousand from securities held by the Group, driven by the performance of the financial markets (a loss of €4,412 thousand in 2023 compared to a loss of €13,426 thousand in 2022), and (vi) a decrease of €4,965 thousand relating to hedging costs.
2022 compared to 2021
Financial expenses for the year ended December 31, 2022 amounted to €54,346 thousand, an increase of €10,523 thousand or +24.0%, compared to €43,823 thousand for the year ended December 31, 2021.
The increase in financial expenses was primarily attributable to (i) an increase of €9,524 thousand relating to securities held by the Group, driven by the performance of the financial markets (a loss of €13,426 thousand in 2022 compared to a loss of €3,902 thousand in 2021) (ii) an increase of €4,657 thousand relating to hedging costs (mainly Chinese Renminbi and U.S. Dollar), and (iii) an increase of €1,940 thousand relating to interest on bank loans and overdrafts as a result of higher interest rates, partially offset by (iv) lower losses of €2,966 thousand from warrant liabilities (a loss of €1,171 thousand in 2022 compared to a loss of €4,137 thousand in 2021), and (v) lower losses of €1,965 thousand from the fair value remeasurement of non-controlling interest put option liabilities (a loss of €11,426 thousand in 2022 compared to a loss of €13,391 thousand in 2021).
Foreign exchange losses
Foreign exchange losses include realized gains and losses on exchange differences and on fair value adjustments of derivatives and the effects of exchange rates from the remeasurement of options and warrant liabilities.
The following table sets forth exchange losses for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	%	2022 vs 2021	%
Foreign exchange losses	(5,262)	(7,869)	(7,791)	2,607	33.1%	(78)	(1.0%)
Foreign exchange losses as % of revenues	(0.3%)	(0.5%)	(0.6%)
2023 compared to 2022
Foreign exchange losses for the year ended December 31, 2023 amounted to €5,262 thousand, a decrease of €2,607 thousand or -33.1% compared to €7,869 thousand for the year ended December 31, 2022.

The decrease in foreign exchange losses was driven by favorable foreign exchange impact of (i) €13,805 thousand related to the Thom Browne non-controlling interest put option liability (unrealized foreign currency gains of €5,406 thousand in 2023 compared to unrealized foreign currency losses of €8,399 thousand in 2022) and (ii) €585 thousand related to lease liabilities (foreign exchange gains of €1,454 thousand in 2023 compared to foreign exchange gains of €869 thousand in 2022), partially offset by unfavorable foreign exchange impact of (iii) €4,705 thousand from the reclassification of cumulative translation losses related to the investment held in TFI from other comprehensive income to profit and loss at the date of the TFI Acquisition, (iv) €2,306 thousand related to securities held by the Group (foreign exchange losses of €855 thousand in 2023 compared to foreign exchange gains of €1,451 thousand in 2022), and (v) €4,772 thousand from higher other foreign exchange losses primarily related to transactions in foreign currencies.
2022 compared to 2021
Foreign exchange losses for the year ended December 31, 2022 amounted to €7,869 thousand, an increase of €78 thousand or +1.0% compared to €7,791 thousand for the year ended December 31, 2021.

The increase in foreign exchange losses was driven by unfavorable foreign exchange impact of (i) €2,507 thousand related to securities held by the Group (foreign exchange gains of €1,451 thousand in 2022 compared to foreign exchange gains of €3,958 thousand in 2021) and (ii) €805 thousand related to lease liabilities (foreign exchange gains of €869 thousand in 2022 compared to foreign exchange gains of €1,674 thousand in 2021), partially offset by favorable foreign exchange impact of (iii) €1,708 thousand related to the Thom Browne non-controlling interest put option liability (unrealized foreign currency losses of €8,399 thousand in 2022 compared to unrealized foreign currency losses of €10,107 thousand in 2021), and (iv) €1,526 thousand from lower other foreign exchange losses primarily related to transactions in foreign currencies.
Result from investments accounted for using the equity method
Result from investments accounted for using the equity method includes the Group’s share of income and loss related to our investments in associates and joint arrangements accounted for using the equity method.

The following tables set forth result from investments accounted for using the equity method for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	%	2022 vs 2021	%
Result from investments accounted for using the equity method	(2,953)	2,199	2,794	(5,152)	(234.3%)	(595)	(21.3%)
Result from investments accounted for using the equity method as % of revenues	(0.2%)	0.1%	0.2%
2023 compared to 2022
Result from investments accounted for using the equity method for the year ended December 31, 2023 amounted to a loss of €2,953 thousand, a decrease of €5,152 thousand or -234.3%, compared to a profit of €2,199 thousand for the year ended December 31, 2022, and primarily related to (i) the Group’s 15% interest in TFI prior to the TFI Acquisition for €2,663 thousand, reflecting a loss of €2,587 thousand in 2023 prior to the TFI Acquisition (which includes transaction costs incurred by TFI prior to the closing of the TFI Acquisition) compared to a gain of €76 thousand for the year ended December 31, 2022, (ii) Filati Biagioli Modesto S.p.A. for €1,543 thousand (a loss of €712 thousand in 2023 compared to a gain of €831 thousand in 2022), and (iii) Pelletteria Tizeta S.r.l. for €942 thousand (a gain of €350 thousand in 2023 compared to a gain of €1,292 thousand in 2022). Following completion of the TFI Acquisition on April 28, 2023, TFI and Pelletteria Tizeta S.r.l. (which was previously owned 50% by the Group and 50% by TFI) are consolidated by the Group.
2022 compared to 2021
Result from investments accounted for using the equity method for the year ended December 31, 2022 amounted to a profit of €2,199 thousand, a decrease of €595 thousand or -21.3%, compared to €2,794 thousand for the year ended December 31, 2021, and primarily related (i) the Group’s 15% interest in TFI (prior to the TFI Acquisition in 2023) for €1,817 thousand (a gain of €76 thousand in 2022 compared to a gain of €1,893 thousand in 2021), partially offset by (ii) Pelletteria Tizeta S.r.l. for €764 thousand (a gain of €1,292 thousand in 2022 compared to a gain of €528 thousand in 2021) and (iii) Filati Biagioli Modesto S.p.A. for €458 thousand (a gain of €831 thousand in 2022 compared to a gain of €373 thousand in 2021).
Income taxes
Income taxes include the current taxes on the results of the Group’s operations and any changes in deferred income taxes.
The following table sets forth income taxes for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	%	2022 vs 2021	%
Income taxes	(33,433)	(35,802)	(30,702)	2,369	6.6%	(5,100)	(16.6%)
Income taxes as % of revenues	(1.8%)	(2.4%)	(2.4%)
2023 compared to 2022
Income taxes for the year ended December 31, 2023 amounted to €33,433 thousand compared to €35,802 thousand for the year ended December 31, 2022, of which €28,943 thousand and €32,206 thousand, respectively, related to general corporate income taxes in Italy (the Italian Corporate Income Tax (“IRES”)) and other countries in which the Group operates and €4,490 thousand and €3,596 thousand, respectively, related to the Italian Regional Income Tax (“IRAP”), which is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments.

The effective tax rate was 19.8% for the year ended December 31, 2023 compared to 35.4% for the year ended December 31, 2022 (the effective tax rate net of IRAP was 17.1% for the year ended December 31, 2023 compared to 31.9% for the year ended December 31, 2022. The decrease in the effective tax rate in 2023 compared to 2022 was primarily driven by non-taxable income recognized in 2023 from the remeasurement of the put option liability on non-controlling interests of Thom Browne and Dondi, as well as deferred taxes recognized from previous years.
2022 compared to 2021
Income taxes for the year ended December 31, 2022 amounted to €35,802 thousand compared to €30,702 thousand for the year ended December 31, 2021, of which €32,206 thousand and €29,666 thousand, respectively, related to general corporate income taxes in Italy (IRES) and other countries in which the Group operates and €3,596 thousand and €1,036 thousand, respectively, related to IRAP, which is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments.
The increase in income taxes was primarily attributable to an increase in profit before taxes.
The effective tax rate was +35.4% for the year ended December 31, 2022 compared to -31.7% for the year ended December 31, 2021 (the effective tax rate net of IRAP was +31.9% for the year ended December 31, 2022 compared to -30.6% for the year ended December 31, 2021.

Results by Segment
The following tables set forth revenues, Adjusted EBIT and Adjusted EBIT Margin by segment for the years ended December 31, 2023, 2022 and 2021.
As a result of organizational changes within the Group and changes in the information provided to the CODM for the purposes of making strategic decisions relating to the assessment of performance and the allocation of resources, revenues from Pelletteria Tizeta, which were allocated to the Zegna segment in the Semi-Annual Report at and for the six months ended June 30, 2023, are now presented within the Tom Ford Fashion segment for the year ended December 31, 2023.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	% Reported Revenues	% Constant Currency	% Organic Growth	2022 vs 2021	% Reported Revenues	% Constant Currency	% Organic Growth
Revenues
Zegna	1,322,045	1,176,706	1,035,175	145,339	12.4%	13.8%	19.5%	141,531	13.7%	9.3%	8.4%
Thom Browne	380,287	330,891	264,066	49,396	14.9%	18.3%	17.8%	66,825	25.3%	20.6%	20.6%
Tom Ford Fashion	235,544	—	—	235,544	n.m.	n.m.	n.m.	—	n.m.	n.m.	n.m.
Eliminations	(33,327)	(14,757)	(6,839)	(18,570)	n.m.	n.m.	n.m.	(7,918)	n.m.	n.m.	n.m.
Total revenues	1,904,549	1,492,840	1,292,402	411,709	27.6%	29.7%	19.3%	200,438	15.5%	11.0%	10.4%

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	%	2022 vs 2021	%
Adjusted EBIT
Zegna	193,466	141,513	131,929	51,953	36.7%	9,584	7.3%
Thom Browne	58,969	48,077	38,097	10,892	22.7%	9,980	26.2%
Tom Ford Fashion	(1,741)	—	—	(1,741)	—%	n.m.	n.m.
Corporate	(30,423)	(31,861)	(20,911)	1,438	(4.5%)	(10,950)	52.4%
Eliminations	(59)	—	—	(59)	n.m.	n.m.	n.m.
Total	220,212	157,729	149,115	62,483	39.6%	8,614	5.8%
Adjusted EBIT Margin
Zegna	14.6%	12.0%	12.7%
Thom Browne	15.5%	14.5%	14.4%
Tom Ford Fashion	(0.7%)	n.m.	n.m.

For additional information relating to Adjusted EBIT and Adjusted EBIT Margin, which are non-IFRS financial measures, see “—Non-IFRS Financial Measures—Adjusted EBIT and Adjusted EBIT Margin.”
The following is a discussion of revenues, Adjusted EBIT and Adjusted EBIT Margin for each segment for the year ended December 31, 2023 as compared to the year ended December 31, 2022, and for the year ended December 31, 2022 as compared to the year ended December 31, 2021.
Zegna segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Zegna segment for the years ended December 31, 2023, 2022 and 2021 (before intersegment eliminations).

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	%	2022 vs 2021	%
Revenues	1,322,045	1,176,706	1,035,175	145,339	12.4%	141,531	13.7%
Adjusted EBIT	193,466	141,513	131,929	51,953	36.7%	9,584	7.3%
Adjusted EBIT Margin	14.6%	12.0%	12.7%
Revenues
2023 compared to 2022
Revenues for the Zegna segment for the year ended December 31, 2023 amounted to €1,322,045 thousand, an increase of €145,339 thousand or +12.4% (+13.8% at constant currency; +19.5% organic), compared to €1,176,706 thousand for the year ended December 31, 2022.
The increase in revenues for the Zegna segment was primarily attributable to:
(i)an increase of €185,549 thousand or 20.1% in ZEGNA branded products, comprised of:
(a)an increase of €172,808 thousand or +22.4% in the DTC channel, driven by the continued positive performance of both luxury leisurewear and footwear, which represented 50% and 13% of revenues from ZEGNA branded products during the year, respectively, as well as our Tailoring Made-to-Measure businesses, and reflecting double digit growth in all regions, higher average sales prices and increased store traffic, as well as selected DTC store openings (253 DTC stores at December 31, 2023 compared to 239 DTC stores at December 31, 2022); and
(b)an increase of €12,741 thousand or +8.4% in the wholesale channel, driven by positive performance, particularly in EMEA, partially offset by the effects of a planned change in merchandising strategy whereby a portion of the Spring/Summer 2024 deliveries were intentionally shifted from the fourth quarter of 2023 to the first quarter of 2024;
(ii)an increase of €14,454 thousand or +10.6% in Textile, primarily attributable to the positive of the Lanificio Ermenegildo Zegna;
partially offset by:
(iii)a decrease of €54,664 thousand or -49.6% in Third Party Brands, reflecting the end of the previous TFI distribution license agreement for menswear with the deliveries of the Fall/Winter 2022 collection and the start of a supply agreement to act as the exclusive supplier for certain TOM FORD menswear products with the Spring/Summer 2023 collection (following the completion of the TFI Acquisition on April 28, 2023, the revenues from the supply agreement with TFI are reported as intercompany revenues and eliminated from the Group’s consolidated results), partially offset by the contribution of Pelleteria Tizeta, for which the Group acquired the 50% interest held by TFI as part of the TFI Acquisition, bringing its interest in Pelleteria Tizeta to 100%.
2022 compared to 2021
Revenues for the Zegna segment for the year ended December 31, 2022 amounted to €1,176,706 thousand, an increase of €141,531 thousand or +13.7% (+9.3% at constant currency; +8.4% organic growth), compared to €1,035,175 thousand for the year ended December 31, 2021.
The increase in revenues for the Zegna segment was primarily attributable to:
(i)an increase of €76,631 thousand or +9.0% in ZEGNA branded products comprised of:
(a)an increase in the DTC channel of €59,643 thousand or +8.4%, which was composed of:

i.a decrease of €86,509 thousand or -19.8% in the Greater China Region, which was significantly impacted by COVID-19-related restrictions in 2022 that resulted in the temporary closure of stores and lower customer traffic, primarily from mid-March until the end of May and again in the fourth quarter of the year;
which was more than offset by:
ii.an increase of €146,151 thousand or +52.9% in in the rest of the world, driven by the continued positive performance of shoes and steady growth in luxury leisurewear, as well as the rebound of our Tailoring and Made to Measure business, particularly in the United States and EMEA, as 2021 was impacted by COVID-19-related restrictions.
(b)an increase in the wholesale channel €16,988 thousand or +12.6% driven by growth in the United States and EMEA, partially offset by lower orders for new collections from travel retail customers in the Greater China Region as a result of COVID-19-related store closures and the related build up of inventory. The effects from the suspension of production for the Russian market and the closure of stores in Russia following the escalation of the conflict in Ukraine (resulting in lower revenues in Russia of €10,450 thousand) were substantially mitigated from the reallocation of products, primarily in the DTC channel in EMEA.
(ii)an increase in Textile of €34,525 thousand or +33.8%, primarily attributable to the positive performance of the Lanificio Ermenegildo Zegna, Bonotto and Dondi brands driven by higher orders for the Fall/Winter 2022 and Spring/Summer 2023 collections compared to previous year’s collections, which were affected by the COVID-19 pandemic, and the impact of Tessitura Ubertino S.r.l., which was acquired in June 2021 and contributed additional revenues of €4,590 thousand in 2022 compared to 2021; and
(iii)an increase in the Third Party Brands of €22,835 thousand or +30.5%, which benefited from higher orders for the TOM FORD brand for the Spring/Summer 2022 and Fall/Winter 2022 collections, as well as higher orders for the Gucci brand. The TFI distribution license agreement ended with the deliveries of the Fall/Winter 2022 collection and the Group expects to commence the TFF License in the second quarter of 2023 (subject to antitrust approvals and other customary closing conditions) for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products.
Adjusted EBIT and Adjusted EBIT Margin
2023 compared to 2022
Adjusted EBIT for the Zegna segment amounted to €193,466 thousand for the year ended December 31, 2023, an increase of €51,953 thousand or +36.7% compared to €141,513 thousand for the year ended December 31, 2022. Adjusted EBIT Margin was 14.6% and 12.0%, respectively.
The increase in Adjusted EBIT for the Zegna segment was primarily attributable to:
(i)higher revenues of €145,339 thousand as further described above, including the effects of higher average sales prices;
(ii)improved profitability driven by (a) a higher proportion of DTC sales compared to wholesale sales, (b) improved retail store productivity including the effects of store right-sizing, (c) higher absorption of fixed costs in the supply chain, (d) price increases and a reduction of the end-of-season sales as part of the ZEGNA One Brand strategy, and (e) higher proportion of sales from Essentials collections compared to seasonal collections and proportionately lower provisions for slow moving and obsolete inventory;
partially offset by:
(iii)an increase in selling, general and administrative expenses driven by growth of the business and new resources to reinforce the corporate governance and certain functions within the Zegna segment;

(iv)higher advertising and marketing expenses, in line with the Group’s marketing strategy for the brand.
2022 compared to 2021
Adjusted EBIT for the Zegna segment amounted to €141,513 thousand for the years ended December 31, 2022, an increase of €9,584 thousand compared to €131,929 thousand, for the year ended December 31, 2021. Adjusted EBIT Margin was 12.0% and 12.7%, respectively.
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
(v)higher costs due to the new equity-settled share-based payments program granted to the Senior Management Team (excluding the CEO) and certain other Zegna segment employees; and
(vi)higher prices for energy and certain raw materials, including the effects of inflation.
Thom Browne segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Thom Browne segment for the years ended December 31, 2023, 2022 and 2021 (before intersegment eliminations).

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	%	2022 vs 2021	%
Revenues	380,287	330,891	264,066	49,396	14.9%	66,825	25.3%
Adjusted EBIT	58,969	48,077	38,097	10,892	22.7%	9,980	26.2%
Adjusted EBIT Margin	15.5%	14.5%	14.4%
Revenues
2023 compared to 2022
Revenues for the Thom Browne segment for the year ended December 31, 2023 amounted to €380,287 thousand, an increase of €49,396 thousand or +14.9% (+18.3% at constant currency; +17.8% organic growth), compared to €330,891 thousand for the year ended December 31, 2022.
The increase in revenues for the Thom Browne segment reflects growth across all lines (in particular womenswear and childrenswear) and comprises:
(i)an increase of €37,720 thousand or +25.9% in the DTC channel driven by the expansion of the store network through 23 net store openings (86 DTC stores at December 31, 2023 compared to 63 DTC stores at December 31, 2022), mainly in APAC and including the conversion of 17 stores in South Korea from wholesale to DTC following an agreement with the former franchise partner, as well as the performance of existing stores in Japan and Macau; and
(ii)an increase of €11,676 thousand or +6.3% in the wholesale channel driven by double digit growth in EMEA, partially offset by lower deliveries to the South Korean market ahead of a change in the business from wholesale to DTC starting in the third quarter of 2023 following an agreement with the former franchise partner.
2022 compared to 2021
Revenues for the Thom Browne segment for the year ended December 31, 2022 amounted to €330,891 thousand, an increase of €66,825 thousand or +25.3% (+20.6% at constant currency and organic growth), compared to €264,066 thousand for the year ended December 31, 2021.
The increase in revenues for the Thom Browne segment was primarily attributable to:
(i)an increase in the wholesale channel of €59,482 thousand or +47.7%, driven by both our seasonal and our classic collections and strong growth across all lines (menswear, womenswear and childrenswear) and major geographical areas, and
(ii)an increase in the DTC channel of €7,135 thousand or +5.1%, which was composed of:
(a)a decrease of €9,446 thousand or -10.0% in the Greater China Region, which was impacted by the aforementioned effects of COVID-19-related restrictions, partially offset by the roll out of the TMall platform for e-commerce sales in the region, which commenced in the second half of 2021) and the effect of seven net store openings in the region in 2022 compared to 2021; and
which was more than offset by:
(b)an increase of €16,581 thousand or +37.5% in in the rest of the world, driven by high double digit growth in the United States, EMEA and Japan, including the effects of four net store openings in 2022 compared to 2021 (two in North America, one in EMEA and one in Japan).
Adjusted EBIT and Adjusted EBIT Margin
2023 compared to 2022
Adjusted EBIT for the Thom Browne segment amounted to €58,969 thousand for the years ended December 31, 2023, an increase of €10,892 thousand or +22.7% compared to €48,077 thousand for the year ended December 31, 2022. Adjusted EBIT Margin was 15.5% and 14.5%, respectively.
The increase in Adjusted EBIT for the Thom Browne segment was primarily attributable to:
(i)higher revenues of €49,396 thousand as further described above;
partially offset by:
(ii)costs related to the expansion of the DTC store network with 23 net store openings (86 DTC stores at December 31, 2023 compared to 63 DTC stores at December 31, 2022), including the conversion of 17 stores in South Korea from wholesale to DTC starting from July 1, 2023; and
(iii)an increase in personnel costs driven by growth of the business and new resources to reinforce certain functions within the Thom Browne segment.

2022 compared to 2021
Adjusted EBIT for the Thom Browne segment amounted to €48,077 thousand for the years ended December 31, 2022, an increase of €9,980 thousand or +26.2% compared to €38,097 thousand for the year ended December 31, 2021. Adjusted EBIT Margin was 14.5% and 14.4%, respectively.
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
Tom Ford Fashion segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Tom Ford Fashion segment for the years ended December 31, 2023, 2022 and 2021 (before intersegment eliminations).

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2021	2023 vs 2022	%	2022 vs 2021	%
Revenues	235,544	—	—	235,544	—%	n.m.	n.m.
Adjusted EBIT	(1,741)	—	—	(1,741)	—%	n.m.	n.m.
Adjusted EBIT Margin	(0.7%)	n.m.	n.m.
Revenues
The Tom Ford Fashion segment, which was acquired through the TFI Acquisition on April 28, 2023, contributed revenues of €235,544 thousand, including €136,291 thousand in the DTC channel and €99,240 thousand in the wholesale channel.
Adjusted EBIT and Adjusted EBIT Margin
Following completion of the TFI Acquisition on April 28, 2023, the Tom Ford Fashion segment contributed Adjusted EBIT of €(1,741) thousand with an Adjusted EBIT Margin of (0.7%). Adjusted EBIT was negatively impacted by (i) costs of €17,793 thousand relating to the effects of the acquisition method of accounting for the business acquisition, comprising €14,368 thousand related to the purchase price step up of the fair value of the acquired TFI inventory that was sold subsequent to the acquisition, €2,241 thousand related to amortization of the license agreement (which is being amortized for 30 years) and €1,183 thousand of amortization of the intangible asset recognized in relation to the order backlog, and (ii) royalties relating to the TFF License.

Corporate
Corporate includes costs for certain central corporate functions that are not directly attributable to the Group’s operating segments. These corporate costs amounted to €30,423 thousand, €31,861 thousand and €20,911 thousand for the years ended December 31, 2023, 2022 and 2021.
Corporate costs increased significantly following the Company’s public listing in December 2021 and primarily relate to the compensation of the Group’s Board of Directors and costs for functions that are managed centrally on behalf of the entire Group, including general counsel, central finance, internal audit, investor relations, insurance coverage for directors and officers, compliance and certain other centralized activities, such as those related to being a public company, for which the costs are not allocated to the segments. In particular, the significant increase in corporate costs from €20,911 thousand in 2021 to €31,861 thousand in 2022 primarily related to (i) higher costs for insurance coverage of directors and officers, (ii) higher costs to strengthen the Group’s corporate governance and develop certain Group functions, including general counsel, internal audit, investor relations and finance, and (iii) higher compliance costs and listing fees directly related to being a public company. Certain other costs to reinforce the corporate governance and certain functions within the Group are directly attributable to individual segments and were allocated accordingly to the Zegna segment and Thom Browne segment, as further described in “—Zegna segment” and “—Thom Browne segment” above.

B. Liquidity and Capital Resources
Overview
The Group’s principal sources of liquidity are cash flows from operations, borrowings available under bank credit lines and other forms of indebtedness, as well as available cash and cash equivalents. The Group requires liquidity in order to meet its obligations and fund its business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase raw materials, consumables and goods for production, to pay personnel costs, as well as to fund costs for services and other expenses. In addition to its general working capital and operational needs, the Group uses significant amounts of cash for the following purposes: (i) capital expenditures to support its existing and future commercial network and production facilities, (ii) principal and interest payments under its financial obligations, (iii) acquisitions, and (iv) returns of capital, including share repurchases and other corporate activities. The Group makes capital investments primarily for the opening of new stores or the renovation of existing stores, as well as for initiatives to enhance and adapt production facilities to new technologies and emerging needs and to upgrade information technology systems. The Group believes its cash generation together with its available liquidity will be sufficient to meet its obligations and fund its business and capital expenditures for the foreseeable future.
Starting in 2022 the Group has implemented a funding strategy with the aim of reducing the cost of financing while continuing to ensure the Group has adequate access to liquidity to meet its financial commitments and guarantee flexibility for its operations and any expansion initiatives. In line with this strategy, the Group has replaced a portion of its short-term debt maturities with new bilateral committed revolving credit facilities that may be drawn down by the Group at any time during the relevant term. Additionally, the Group has disposed of a significant portion of its financial asset securities holdings. In particular, in 2023 the Group disposed of securities (primarily investments in insurance contracts, fixed income and hedge funds) amounting to €267,826 thousand for proceeds of €270,317 thousand that the Group primarily used to finalize the TFI Acquisition and for capital expenditures, as well as to repay borrowings.
Cash Flows
The following table summarizes the cash flows from or used in operating, investing and financing activities for each of the years ended December 31, 2023, 2022 and 2021. For additional information relating to the Group’s cash flows refer to the consolidated cash flow statement and accompanying notes to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.

	For the years ended December 31			Increase/(Decrease)
(€ thousands)	2023	2022	2021	2023 vs 2022	2022 vs 2021
Net cash flows from operating activities	275,382	146,398	281,155	128,984	(134,757)
Net cash flows from/(used in) investing activities	21,786	(57,335)	(82,004)	79,121	24,669
Net cash flows used in financing activities	(250,494)	(296,997)	(64,105)	46,503	(232,892)
Effects of exchange rate changes on cash and cash equivalents	(4,716)	2,464	7,454	(7,180)	(4,990)
Net increase/(decrease) in cash and cash equivalents	41,958	(205,470)	142,500	247,428	(347,970)
Cash and cash equivalents at the beginning of the year	254,321	459,791	317,291	(205,470)	142,500
Cash and cash equivalents at end of the year	296,279	254,321	459,791	41,958	(205,470)
Net cash flows from operating activities
2023 compared to 2022
Net cash flows from operating activities amounted to €275,382 thousand in 2023 compared to €146,398 thousand in 2022. The positive change of €128,984 thousand between periods was primarily attributable to the combined effects of:
(i)an increase in profit excluding non-cash items of €128,611 thousand (€500,423 thousand in 2023 compared to €371,812 thousand in 2022);
(ii)€17,737 thousand from a positive change in cash flow from other operating assets and liabilities (cash used of €20,479 thousand in 2023 compared to cash used of €38,216 thousand in 2022); and

(iii)€22,382 thousand relating to the positive change in current and non-current provisions for risks and charges, which was primarily due to payments of €27,980 thousand in 2022 to settle claims relating to lease agreements;
partially offset by:
(i)€36,898 thousand from a negative change in cash flows used by inventories, trade receivables and trade payables and customer advances, including the effects of TFI following the TFI Acquisition (cash absorbed of €112,122 thousand in 2023 compared to €75,224 thousand in 2022). In 2023, cash used in inventories, trade receivables and trade payables of €112,122 thousand includes (a) €72,770 thousand relating to inventories (reflecting also higher raw materials and finished products in order to support the growth of the business, including the build up of inventory of the Essentials collections in line with the ZEGNA One Brand strategy and the classic collections of Thom Browne), and (b) €51,022 thousand relating to an increase in trade receivables, partially offset by (c) €11,670 thousand relating to an increase in trade payables and customer advances; and
(ii)higher taxes paid of €4,730 thousand (€53,988 thousand in 2023 compared to €49,258 thousand in 2022).
2022 compared to 2021
Net cash flows from operating activities amounted to €146,398 thousand in 2022 compared to €281,155 thousand in 2021. The negative change of €134,757 thousand between periods was primarily attributable to the combined effects of:
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
(ii)€66,802 thousand from a negative change in cash flows used by inventories, trade receivables and trade payables (cash absorbed of €75,224 thousand in 2022 compared to €8,422 thousand in 2021). In 2022, cash flows from inventories, trade receivables and trade payables and customer advances of €75,224 thousand includes (a) €103,112 thousand relating to an increase in inventories, primarily to support the growth in sales and higher overall activity levels, also reflecting the Group’s decision to maintain higher levels of raw materials in order to mitigate the risk of any supply chain disruptions, as well as higher inventory levels of finished products driven by the new Essentials collections in line with the ZEGNA One Brand strategy, as well as higher levels of finished products held in the Greater China Region as a result of temporary store closures in the fourth quarter of 2022 as a consequence of COVID-19-related restrictions, (b) €15,623 thousand relating to an increase in trade receivables, partially offset by (c) €43,511 thousand relating to an increase in trade payables and customer advances; and
(iii)€23,604 thousand relating to the negative change in current and non-current provisions for risks and charges, which was primarily due to payments of €27,980 thousand in 2022 to settle claims relating to lease agreements;
partially offset by:
(i)an increase profit excluding non-cash items of €21,421 thousand (€371,812 thousand in 2022 compared to €350,391 thousand in 2021); and
(ii)lower taxes paid of €14,042 thousand (€49,258 thousand in 2022 compared to €63,300 thousand in 2021).
Net cash flows from/(used in) investing activities
2023 compared to 2022
Net cash flows from investing activities amounted to €21,786 thousand in 2023 compared to net cash flows used in investing activities of €57,335 thousand in 2022. The positive change of €79,121 thousand between periods was primarily attributable to the combined effects of:

(i)higher proceeds from disposals of current financial assets and derivative instruments of €223,830 thousand (proceeds of €270,317 thousand in 2023 compared to proceeds of €46,487 thousand in 2022) in line with actions taken by the Group to dispose of financial asset securities holdings primarily to fund the TFI Acquisition and capital expenditures, as well as repay borrowings; and
(ii)lower payments for investments in intangible assets of €3,342 thousand (€20,843 thousand in 2023 compared to €24,185 thousand in 2022. For additional information relating to the Group’s investments see “—Capital Expenditure”;
partially offset by:
(i)net cash outflows of €109,110 thousand related to the TFI Acquisition which was completed on April 28, 2023, €7,991 thousand related to the acquisition of the Thom Browne business in South Korea which was completed on July 1, 2023 and €585 thousand related to the earn-out payment for the acquisition of Tessitura Ubertino. For additional information relating to the these acquisitions, see Note 39 — Business combinations within the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F;
(ii)payments of €6,580 thousand for the acquisition of a 25% interest in Norda Run Inc. (“Norda”), €4,656 thousand for the acquisition of a 15% interest in Luigi Fedeli e Figlio S.r.l. and €4,500 thousand for a capital contribution to Filati Biagioli Modesto S.p.A.. For additional information relating to the these transactions, see Note 17 — Investments accounted for using the equity method within the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F;
(iii)higher payments for investments in property, plant and equipment of €7,920 thousand (€57,034 thousand in 2023 compared to €49,114 thousand in 2022. For additional information relating to the Group’s investments see “Item 5.B—Liquidity and Capital Resources—Capital Expenditure”; and
(iv)higher payments for acquisitions of current financial assets and derivative instruments of €4,544 thousand (payments of €36,956 thousand in 2023 compared to payments of €32,412 thousand in 2022.
2022 compared to 2021
Net cash flows used in investing activities amounted to €57,335 thousand in 2022 compared to €82,004 thousand in 2021. The positive change of €24,669 thousand between periods was primarily attributable to the combined effects of:
(i)lower payments for investments in property, plant and equipment of €30,585 thousand (€49,114 thousand in 2022 compared to €79,699 thousand in 2021, which included €46 million related to the purchase of a building in London and €6 million primarily related to the renovation of a building in 61 W 23rd street in New York, that were subsequently part of the Disposition completed in November 2021);
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

Net cash flow used in financing activities
2023 compared to 2022
Net cash flows used in financing activities amounted to €250,494 thousand in 2023 compared to €296,997 thousand in 2022. The positive change of €46,503 thousand between periods was primarily attributable to the combined effects of:
(i)lower net repayments of borrowings of €57,993 thousand (net repayments of €101,726 thousand in 2023 compared to €159,719 thousand in 2022).
(ii)€4,409 thousand of proceeds in 2023 from warrant holders exercising 408,667 warrants at an exercise price of $11.50 per ordinary share exchanged;
partially offset by:
(i)higher payments of lease liabilities of €4,099 thousand (€125,732 thousand in 2023 compared to €121,633 thousand in 2022) primarily driven by lease contracts for new store openings, including the contribution of TOM FORD FASHION, partially offset by the termination of certain lease contracts in APAC; and
(ii)lower capital contributions as a result of €10,923 thousand received in 2022 from the reimbursement to the Group by Monterubello of a special gift to all employees of the Group, as a result of the Company’s listing completed on December 20, 2021;
(iii)higher dividends paid to owners of the parent of €3,179 thousand (€25,031 thousand in 2023 compared to €21,852 thousand in 2022); and
(iv)higher dividends paid to non-controlling interests of €1,881 thousand (€6,068 thousand in 2023 compared to €4,187 thousand in 2022);
2022 compared to 2021
Net cash flows used in financing activities amounted to €296,997 thousand in 2022 compared to €64,105 thousand in 2021. The negative change of €232,892 thousand between periods was primarily attributable to the combined effects of:
(i)cash proceeds received in 2021 of €138,649 thousand relating to the Business Combination, as further described below;
(ii)higher net repayments of borrowings of €123,079 thousand (€159,719 thousand in 2022 compared to €36,640 thousand in 2021), in line with our funding strategy. For additional information relating to our funding strategy see “—Trends, Uncertainties and Opportunities—Funding strategy”;
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
partially offset by:
(i)proceeds of €10,923 thousand in 2022 from the reimbursement to the Group by Monterubello of a special gift to all employees of the Group, as a result of the Company’s listing completed on December 20, 2021; and

(ii)the effects of cash outflows in 2021 for (a) payments of €40,253 thousand for the acquisition of an additional 5% of the Thom Browne Group in 2021 based on the first tranche of the put option on non-controlling interests, bringing the Group’s ownership in the Thom Browne Group to 90% and (b) cash distributed as part of the Disposition in 2021 of €26,272 thousand.
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
Capital Expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
The following table shows a breakdown of capital expenditure by category for the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
(€ thousands)	2023	2022	2021
Payments for property, plant and equipment	57,034	49,114	79,699
Payments for intangible assets	20,843	24,185	14,627
Capital expenditure	77,877	73,299	94,326
Capital expenditure for the years ended December 31, 2023, 2022, 2021 was €77,877 thousand, €73,299 thousand and €94,326 thousand, respectively.
The Group’s main capital expenditure primarily relates to investments in our store network (new store openings, store renewals or relocations, maintenance or franchising contributions), which amounted to €48 million, €43 million and €26 million for the years ended December 31, 2023, 2022 and 2021, respectively.
The following table presents capital expenditure to develop our store network split by segment:

	For the years ended December 31,
(€ millions)	2023	2022	2021
Zegna	41	35	21
Thom Browne	6	8	5
Tom Ford Fashion	1	n.a.(*)	n.a.(*)
Capital expenditure related to the store network	48	43	26
___________________________________
(*) “n.a.” as the Group began operating the Tom Ford Fashion segment following the TFI Acquisition, which was completed on April 28, 2023.

Investments in our store network in the Zegna segment primarily related to store openings, relocations, renewals or remodeling across all regions in line with the ZEGNA One Brand strategy:
•in 2023 in New York (three stores), Beverly Hills and Atlanta in the United States, Beijing, Nanjing, Wuhan, Nanning and Taipei in the Greater China Region, Porto, St. Moritz, Courchevel and Copenhagen in Europe, Dubai and Kuwait City in the Middle East;
•in 2022 in Chengdu, Jinan, Fuzhou, and Lanzhou in the Greater China Region, the new Ginza store in Tokyo, Japan, Palm Beach in the United States and Madrid in Spain; and

•in 2021 in Shanghai and Chengdu in the Greater China Region, Rome and Prague in Europe and Boston in the United States.
Investments in our store network in Thom Browne segment primarily related to:
•in 2023 in APAC, with new openings in Wuhan, Shenzhen, Harbin and Jinan in Greater China Region, Nagoya and Yokohama in Japan;
•in 2022 in APAC, with new openings in Shanghai, Beijing, Guangzhou, Tianjin, Nanjing, Chengdu, Chongqing and Zhengzhou; and
•in 2021 in APAC and Europe, with new openings in the Greater China Region (Shanghai, Shenzhen, Xiamen, Ningbo, Qingdao, Changsha and Tianjin), in the UK (Harrods stores in London) and in Italy (Sant’Andrea store in Milan).
Investments in our store network in the Tom Ford Fashion segment primarily related to store opening of New York Saks 5th Avenue in the United States and Hyundai Main store in Seoul in South Korea.
Other relevant investments for the periods presented mainly related to (i) the production area for both apparel and textile for €10 million, €8 million and €4 million for the years ended December 31, 2023, 2022 and 2021, respectively, (mainly for property, plant and equipment), and (ii) the information technology area for €13 million, €16 million, €7 million for the years ended December 31, 2023, 2022 and 2021, respectively and primarily for intangible assets related to a digital and business transformation projects.
Contractual Obligations
For information on our significant contractual commitments at December 31, 2023 and 2022, see Note 27 — Borrowings and Note 35 — Qualitative and quantitative information on financial risks to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.
Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets, securities and financial receivables (recorded within other current financial assets in the consolidated statement of financial position). Net Financial Indebtedness/(Cash Surplus) is a non-IFRS financial measure. See “—Non-IFRS Financial Measures” for important information relating to non-IFRS financial measures.
The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to the Group. The Group’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze the Group’s financial position and financial resources available, and to compare the Group’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at December 31, 2023 and 2022:

	At December 31,
(€ thousands)	2023	2022
Non-current borrowings	113,285	184,880
Current borrowings	289,337	286,175
Derivative financial instruments — Liabilities	897	2,362
Total borrowings, other financial liabilities and derivatives	403,519	473,417
Cash and cash equivalents	(296,279)	(254,321)
Derivative financial instruments — Assets	(11,110)	(22,454)
Other current financial assets(1)	(85,320)	(318,795)
Total cash and cash equivalents, other current financial assets and derivatives	(392,709)	(595,570)
Net Financial Indebtedness/(Cash Surplus)	10,810	(122,153)
___________________________________
(1)Includes (i) the Group’s investments in securities amounting to €85,320 thousand and €316,595 thousand at December 31, 2023 and 2022, respectively, and (ii) a financial receivable from Filati Biagioli Modesto S.p.A., an associated company of the Group of €2,200 thousand at December 31, 2022. In July 2023, the receivable was converted to equity as a capital contribution.

Net Financial Indebtedness/(Cash Surplus) amounted to €10,810 thousand at December 31, 2023 compared to €(122,153) thousand at December 31, 2022, primarily reflecting disposals of a significant portion of the Group’s financial asset securities holdings, the proceeds of which were primarily used to finalize the TFI Acquisition and for capital expenditures, as well as to repay borrowings. For additional information relating to the change in cash and cash equivalents see “—Cash Flows.”
The main components of Net Financial Indebtedness/(Cash Surplus) are further explained below.
Borrowings
The Group enters into and manages debt facilities centrally in order to satisfy the short and medium-term needs of each of its subsidiaries based on criteria of efficiency and cost-effectiveness. The Group has historically entered into and maintained with a diversified pool of lenders a total amount of bilateral committed credit lines that is considered consistent with its needs and suitable to ensure at any time the liquidity needed to satisfy and comply with all of its financial commitments, as well as guaranteeing an adequate level of operational flexibility for any expansion programs. With the aim of reducing the cost of financing while continuing to ensure the Group has adequate access to liquidity to meet its financial commitments and guarantee flexibility for its operations and any expansion programs, starting in 2022 the Group has replaced a portion of its 2022 and 2023 debt maturities with new bilateral committed revolving credit facilities that may be drawn down by the Group at any time during the relevant term. As a result, the Group has reduced and will continue to reduce its borrowings, primarily through the use of cash and the disposal of certain financial investments held by the Group.
The key interest rate terms of the Group’s borrowings and the amount outstanding at December 31, 2023 are presented in the tables below based on their maturity dates.

(€ thousands)	Interest rates (bps)	Amount	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Beyond 4 years
Fixed	0.00% - 2.20%(1)	120,734	73,123	34,859	4,669	4,031	4,052
Variable	0.05% - 3.09%(1)	281,888	216,214	50,118	15,001	555
Total		402,622	289,337	84,977	19,670	4,586	4,052
___________________________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor, and includes certain preexisting borrowings of TFI, which was acquired on April 28, 2023.

The key interest rate terms of the Group’s borrowings and the amount outstanding at December 31, 2022 are presented in the tables below based on their maturity dates.

(€ thousands, except percentages)	Interest rates (bps)	Amount	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Beyond 4 years
Fixed	0.00% - 0.90%(1)	135,640	85,447	4,150	33,975	3,994	8,074
Variable	0.60% - 1.48%(1)	335,415	200,728	133,267	1,420	—	—
Total		471,055	286,175	137,417	35,395	3,994	8,074
___________________________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

At December 31, 2023, the Group has committed revolving lines amounting to an aggregate of €335 million with a maturity ranging between 5 to 7 years (€240 million at December 31, 2022 with a maturity of 7 years). A portion of the committed revolving lines (€190 million) have interest rates linked to the following two important Environment, Social and Governance (“ESG”) targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026; and (ii) 100% of the electricity is from renewable sources in Europe and the United States by 2024. The lines were drawn down for €40 million at December 31, 2023 (undrawn at December 31, 2022).
For additional information see Note 27 — Borrowings to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.
Debt covenants
Certain of the Group’s borrowings and revolving lines are subject to financial covenants requiring the Group to maintain a ratio of Net Financial Indebtedness to Adjusted EBITDA equal or lower than 3.0x (calculated on an annual basis based on a definition of Adjusted EBITDA specified in the related agreements, which may differ from the similarly named non-IFRS financial measure included elsewhere in this annual report), as well as negative pledges, pari passu, cross-default and change of control clauses. Failure to comply with these covenants may require the Group to fully repay the outstanding amounts on demand. At December 31, 2023 and at December 31, 2022, the Group had a Net Financial Indebtedness/(Cash Surplus) of €10,810 thousand and €(122,153) thousand (the latter representing excess cash over indebtedness), respectively, and therefore the ratio of Net Financial Indebtedness to Adjusted EBITDA was, respectively, 0.04x and (0.6)x, and the Group was in compliance with the covenants.
Derivative financial instruments
The Group enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. The Group only enters into these contracts for hedging purposes as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 — Financial Instruments (“IFRS 9”) are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by the Group are over the counter (“OTC”) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement). Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.

The following table sets forth the Group’s outstanding hedges at December 31, 2023 and 2022.

	At December 31,
	2023			2022
(€ thousands)	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Forward contracts	595,819	6,371	(897)	481,110	13,075	(2,362)
Interest rate risk
Interest rate swaps	133,962	4,739	—	320,000	9,379	—
Total derivatives instruments - Asset/(Liabilities)	729,781	11,110	(897)	801,110	22,454	(2,362)
For additional information see Note 21 — Derivative financial instruments to the Consolidated Financial Statements, included elsewhere in this annual report on Form 20-F.
Cash and cash equivalents
The table below sets forth the breakdown of the Group’s cash and cash equivalents at December 31, 2023 and 2022.

	At December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Cash on hand	3,275	2,322	953	41.0%
Bank balances	293,004	251,999	41,005	16.3%
Cash and cash equivalents	296,279	254,321	41,958	16.5%
The Group may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2023 amounted to €22,549 thousand (€24,257 thousand at December 31, 2022). Certain restrictions over cash also exist in Argentina; however, such restrictions do not significantly impact the Group as cash held in Argentina amounted to €216 thousand at December 31, 2023 (€233 thousand at December 31, 2022).

Other current financial assets (securities and financial receivables)
The table below sets forth the breakdown of the Group’s securities and financial receivables included within Net Financial Indebtedness/(Cash Surplus), which are recorded within other current financial assets, at December 31, 2023 and 2022.

	At December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Fair value through profit and loss
Private equity	22,399	18,311	4,088	22.3%
Real estate funds	12,146	12,129	17	0.1%
Private debt	10,106	13,644	(3,538)	(25.9%)
Hedge funds	8,995	46,761	(37,766)	(80.8%)
Money market funds	2,093	2,587	(494)	(19.1%)
Equity	1,141	14,592	(13,451)	(92.2%)
Insurance contracts	—	114,975	(114,975)	(100.0%)
Fixed income	—	64,017	(64,017)	(100.0%)
Commodities	—	2,727	(2,727)	(100.0%)
Total fair value through profit and loss	56,880	289,743	(232,863)	(80.4%)
Fair value through other comprehensive income/(loss)
Floating income	16,692	17,742	(1,050)	(5.9%)
Fixed income	11,748	9,110	2,638	29.0%
Total fair value through other comprehensive income/(loss)	28,440	26,852	1,588	5.9%
Securities (recorded within other current financial assets)	85,320	316,595	(231,275)	(73.1%)
Financial receivables(1) (recorded within other current financial assets)	166	2,224	(2,058)	(92.5%)
Total securities and financial receivables (recorded within other current financial assets)	85,486	318,819	(233,333)	(73.2%)
___________________________________
(1)Financial receivables relate to a loan granted to Filati Biagioli Modesto S.p.A., an associate company of the Group, in the first half of 2022. The loan was converted to equity as a capital contribution in July 2023.

As noted above, in line with the Group’s funding strategy, the Group has disposed of a significant portion of its financial asset securities holdings. In particular, in 2023 the Group disposed of securities (primarily investments in insurance contracts, fixed income and hedge funds) amounting to €267,826 thousand for proceeds of €270,317 thousand that the Group primarily used to finalize the TFI Acquisition and for capital expenditures, as well as to repay borrowings.
Off-Balance Sheet Arrangements
In 2020, the Group provided a financial guarantee to TFI (which prior to the TFI Acquisition, was an associate of the Group) for an amount of $7,500 thousand in relation to its payment obligations under a bank loan issued to TFI. The financial guarantee was subsequently reduced to $6,875 in 2022 and closed in 2023 as part of the transactions contemplated by the TFI Acquisition. No amounts were claimed under the guarantee.
As part of the TFI Acquisition, the Group has become a long-term licensee for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products for 20 years with an automatic renewal for one further 10 year period subject to certain minimum performance conditions. As part of the TFF License, the Group is required to pay minimum annual guaranteed royalties for the first 10 years of the TFF License, which at December 31, 2023 amounted to an aggregate of €170.6 million (undiscounted). For the remaining term of the TFF License the minimum annual guaranteed royalties to be paid by the Group will be calculated based on a percentage of the net sales of the preceding annual period. The TFF License also requires the Group to make minimum investments for marketing activities as a percentage of net sales of the licensed products as per customary market practices. For additional information relating to the TFI Acquisition and TFF License, see Note 39 — Business combinations within the Consolidated Financial Statements included elsewhere within this annual report on Form 20-F.

Recent Developments
See Note 40 — Subsequent events to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.
C. Research and Development, Patents and Licenses
Please refer to “Item 4.B—Business Overview—Research and Development.”
D. Trend Information
Please refer to “Item 5.A—Operating Results—Trends, Uncertainties and Opportunities.”
E. Critical Accounting Estimates
Please refer to Note 4 — Key sources of estimation uncertainty, use of estimates and critical accounting judgments—Use of estimates to the Consolidated Financial Statements included elsewhere in this document for information relating to the critical accounting estimates applicable to the Group.

Non-IFRS Financial Measures
The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), Adjusted Profit, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital, Free Cash Flow, revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (Organic Growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS are set out below.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, costs related to the Business Combination, net impairment of leased and owned stores, special donations for social responsibility, net (income)/costs related to lease agreements and certain other items.
Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.
The Group’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding the Group’s underlying operating performance. The Group’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of the Group’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. The Group’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses the Group’s underlying operating performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating the Group’s operating results.

The following table presents a reconciliation of Profit/(Loss) to Adjusted EBIT and the calculation of the Profit/(Loss) Margin and the Adjusted EBIT Margin for the years ended December 31, 2023, 2022 and 2021.

	For the year ended December 31,
(€ thousands, except percentages)	2023	2022	2021
Profit/(Loss)	135,661	65,279	(127,661)
Income taxes	33,433	35,802	30,702
Financial income	(37,282)	(13,320)	(45,889)
Financial expenses	68,121	54,346	43,823
Foreign exchange losses	5,262	7,869	7,791
Result from investments accounted for using the equity method	2,953	(2,199)	(2,794)
Transaction costs related to acquisitions (1)	6,001	2,289	—
Severance indemnities and provisions for severance expenses (2)	4,002	2,199	8,996
Legal costs for trademark dispute (3)	2,168	7,532	—
Costs related to the Business Combination (4)	2,140	2,137	205,059
Net impairment of leased and owned stores (5)	1,782	1,639	8,692
Special donations for social responsibility (6)	100	1,000	—
Net (income)/costs related to lease agreements (7)	(4,129)	(6,844)	15,512
Other (8)	—	—	4,884
Adjusted EBIT	220,212	157,729	149,115

Revenues	1,904,549	1,492,840	1,292,402
Profit/(Loss) Margin (Profit/(Loss) / Revenues)	7.1%	4.4%	(9.9%)
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	11.6%	10.6%	11.5%
__________________
(1)Relates to transaction costs of €6,001 thousand and €2,289 thousand in 2023 and 2022, respectively, primarily for consultancy and legal fees related to the TFI Acquisition and, for 2023 only, also to the acquisition of the Thom Browne business in South Korea and the acquisition of a 25% interest in Norda. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(2)Relates to severance indemnities of €4,002 thousand, €2,199 thousand and €8,996 thousand in 2023, 2022 and 2021, respectively. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(3)Relates to legal costs of €2,168 thousand and €7,532 thousand in 2023 and 2022, respectively, in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. For additional information see “Item 8—Financial Information—Legal Proceedings”. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(4)Costs related to the Business Combination of €2,140 thousand and €2,137 thousand in 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. Costs related to the Business Combination in 2021 include:
(a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of the Company Ordinary Shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired.
(b)€37,906 thousand for the issuance of 5,031,250 the Company Ordinary Shares to the holders of Class B Shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period.
(c)€34,092 thousand for transaction costs related to the Business Combination incurred by the Group, including costs for bank services, legal advisors and other consultancy fees.
(d)€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Group as result of the Company’s listing on NYSE completed on December 20, 2021.
(e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one ordinary share of the Company, to the Group’s Chief Executive Officer, other directors of the Group, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions.

(f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain non-executive directors of the Group.
(g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance.
These amounts are recorded within (i) “selling, general and administrative expenses” for €2,034 thousand, €2,099 thousand and €200,961 thousand in 2023, 2022 and 2021, respectively, (ii) “cost of sales” for €106 thousand, €38 thousand and €4,086 thousand in 2023, 2022 and 2021, respectively, and (iii) “marketing expenses” for €12 thousand in 2021.
(5)Net impairment of leased and owned stores for 2023, 2022, 2021 includes (i) impairment of €832 thousand, €2,369 thousand and €6,486 thousand related to right-of-use assets, respectively, (ii) impairment of €915 thousand, reversals of impairment of €756 thousand and impairment of €2,167 thousand related to property, plant and equipment, respectively, and (iii) impairment of €35 thousand, €26 thousand and €39 thousand related to intangible assets, respectively. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey in 2023 (€100 thousand) and in Ukraine in 2022 (€1,000 thousand). These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(7)Net (income)/costs related to lease agreements include:
(a)in 2023: €4,129 thousand for the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong;
(b)in 2022: (i) proceeds of €6,500 thousand received from new tenants in order for the Group to withdraw from existing lease agreements of commercial properties and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the US, partially offset by (ii) €606 thousand for losses related to a sublease agreement in the US;
(c)in 2021: (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group, (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK.
These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(8)Other adjustments in 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, partially offset by other income of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.

Adjusted EBITDA
Adjusted EBITDA is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses, depreciation, amortization and impairment of assets and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, costs related to the Business Combination, special donations for social responsibility, net (income)/costs related to lease agreements and certain other items.
The Group’s management uses Adjusted EBITDA to understand and evaluate the Group’s underlying operating performance. The Group’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of the Group’s underlying operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods. The Group’s management also believes that Adjusted EBITDA is useful for investors and analysts to better understand how management assesses the Group’s underlying operating performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted EBITDA provides useful information to third party stakeholders in understanding and evaluating the Group’s operating result.

The following table presents a reconciliation of Profit/(Loss) to Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021.

	For the year ended December 31,
(€ thousands)	2023	2022	2021
Profit/(Loss)	135,661	65,279	(127,661)
Income taxes	33,433	35,802	30,702
Financial income	(37,282)	(13,320)	(45,889)
Financial expenses	68,121	54,346	43,823
Foreign exchange losses	5,262	7,869	7,791
Depreciation, amortization and impairment of assets	194,952	173,521	163,367
Result from investments accounted for using the equity method	2,953	(2,199)	(2,794)
Transaction costs related to acquisitions (1)	6,001	2,289	—
Severance indemnities and provisions for severance expenses (2)	4,002	2,199	8,996
Legal costs for trademark dispute (3)	2,168	7,532	—
Costs related to the Business Combination (4)	2,140	2,137	205,059
Special donations for social responsibility (5)	100	1,000	—
Net (income)/costs related to lease agreements (6)	(4,129)	(6,844)	15,512
Other (7)	—	—	4,884
Adjusted EBITDA	413,382	329,611	303,790
__________________
(1)Relates to transaction costs of €6,001 thousand and €2,289 thousand in 2023 and 2022, respectively, primarily for consultancy and legal fees related to the TFI Acquisition and, for 2023 only, also to the acquisition of the Thom Browne business in South Korea and the acquisition of a 25% interest in Norda.
(2)Relates to severance indemnities of €4,002 thousand, €2,199 thousand and €8,996 thousand in 2023, 2022 and 2021, respectively.
(3)Relates to legal costs of €2,168 thousand and €7,532 thousand in 2023 and 2022, respectively, in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. For additional information see “Item 8—Financial Information—Legal Proceedings”.
(4)Costs related to the Business Combination of €2,140 thousand and €2,137 thousand in 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. Costs related to the Business Combination in 2021 include:
(a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of the Company Ordinary Shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired.
(b)€37,906 thousand for the issuance of 5,031,250 the Company Ordinary Shares to the holders of Class B Shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period.
(c)€34,092 thousand for transaction costs related to the Business Combination incurred by the Group, including costs for bank services, legal advisors and other consultancy fees.
(d)€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Group as result of the Company’s listing on NYSE completed on December 20, 2021.
(e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one ordinary share of the Company, to the Group’s Chief Executive Officer, other directors of the Group, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions.
(f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain non-executive directors of the Group.
(g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance.
(5)Relates to donations to support initiatives related to humanitarian emergencies in Turkey in 2023 (€100 thousand) and in Ukraine in 2022 (€1,000 thousand).
(6)Net (income)/costs related to lease agreements include:

(a)in 2023: €4,129 thousand for the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong;
(b)in 2022: (i) proceeds of €6,500 thousand received from new tenants in order for the Group to withdraw from existing lease agreements of commercial properties and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the US, partially offset by (ii) €606 thousand for losses related to a sublease agreement in the US;
(c)in 2021: (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group, (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK.
(7)Other adjustments in 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, partially offset by other income of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States.

Adjusted Profit
Adjusted Profit is defined as Profit/(Loss) adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, costs related to the Business Combination, net impairment of leased and owned stores, special donations for social responsibility, net (income)/costs related to lease agreements, gains on the Thom Browne option realized in connection with exercise of the option and certain other items, as well as the tax effects of the adjusting items.
The Group’s management uses Adjusted Profit to understand and evaluate the Group’s underlying performance. The Group’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of the Group’s underlying performance and allows management to view performance trends, perform analytical comparisons and benchmark performance between periods. The Group’s management also believes that Adjusted Profit is useful for investors and analysts to better understand how management assesses the Group’s underlying performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted Profit provides useful information to third party stakeholders in understanding and evaluating the Group’s results.

The following table presents a reconciliation of Profit/(Loss) to Adjusted Profit for the years ended December 31, 2023, 2022 and 2021.

	For the year ended December 31,
(€ thousands)	2023	2022	2021
Profit/(Loss)	135,661	65,279	(127,661)
Transaction costs related to acquisitions (1)	6,001	2,289	—
Severance indemnities and provisions for severance expenses (2)	4,002	2,199	8,996
Legal costs for trademark dispute (3)	2,168	7,532	—
Costs related to the Business Combination (4)	2,140	2,137	205,332
Net impairment of leased and owned stores (5)	1,782	1,639	8,692
Special donations for social responsibility (6)	100	1,000	—
Net (income)/costs related to lease agreements (7)	(4,129)	(6,844)	15,512
Gain on Thom Browne option (8)	—	—	(20,675)
Other (9)	—	—	4,884
Tax effects on adjusting items (10)	(2,490)	(1,602)	(19,758)
Adjusted Profit	145,235	73,629	75,322
__________________
(1)Relates to transaction costs of €6,001 thousand and €2,289 thousand in 2023 and 2022, respectively, primarily for consultancy and legal fees related to the TFI Acquisition and, for 2023 only, also to the acquisition of the Thom Browne business in South Korea and the acquisition of a 25% interest in Norda.
(2)Relates to severance indemnities of €4,002 thousand, €2,199 thousand and €8,996 thousand in 2023, 2022 and 2021, respectively.
(3)Relates to legal costs of €2,168 thousand and €7,532 thousand in 2023 and 2022, respectively, in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. For additional information see “Item 8—Financial Information—Legal Proceedings”.
(4)Costs related to the Business Combination of €2,140 thousand and €2,137 thousand in 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. Costs related to the Business Combination in 2021 include:
(a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of the Company Ordinary Shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired.
(b)€37,906 thousand for the issuance of 5,031,250 the Company Ordinary Shares to the holders of Class B Shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period.
(c)€34,092 thousand for transaction costs related to the Business Combination incurred by the Group, including costs for bank services, legal advisors and other consultancy fees.
(d)€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Group as result of the Company’s listing on NYSE completed on December 20, 2021.
(e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one ordinary share of the Company, to the Group’s Chief Executive Officer, other directors of the Group, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions.
(f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain non-executive directors of the Group.
(g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance.
(5)Net impairment of leased and owned stores for 2023, 2022, 2021 includes (i) impairment of €832 thousand, €2,369 thousand and €6,486 thousand related to right-of-use assets, respectively, (ii) impairment of €915 thousand, reversals of impairment of €756 thousand and impairment of €2,167 thousand related to property, plant and equipment, respectively, and (iii) impairment of €35 thousand, €26 thousand and €39 thousand related to intangible assets, respectively.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey in 2023 (€100 thousand) and in Ukraine in 2022 (€1,000 thousand).

(7)Net (income)/costs related to lease agreements include:
(a)in 2023: €4,129 thousand for the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong;
(b)in 2022: (i) proceeds of €6,500 thousand received from new tenants in order for the Group to withdraw from existing lease agreements of commercial properties and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the US, partially offset by (ii) €606 thousand for losses related to a sublease agreement in the US;
(c)in 2021: (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group, (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK.
(8)Relates to a gain of €20,675 thousand recognized following the exercise of a written option on non-controlling interests and the purchase of an additional 5% of the Thom Browne Group on June 1, 2021.
(9)Other adjustments in 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, partially offset by other income of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States.
(10)Includes the tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Profit using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are defined as basic earnings per share and diluted earnings per share adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, costs related to the Business Combination, net impairment of leased and owned stores, special donations for social responsibility, net (income)/costs related to lease agreements, gains on Thom Browne option realized in connection with the exercise of the option and certain other items, as well as the tax effects of the adjusting items and excluding the impact of non-controlling interests on the adjusting items.
The Group’s management uses Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share to understand and evaluate the Group’s underlying performance. The Group’s management believes this non-IFRS financial measure is useful because it excludes items that it does not believe are indicative of its underlying performance and allows it to view operating trends, perform analytical comparisons and benchmark performance between periods. Accordingly, management believes that Adjusted Basic and Diluted Earnings per Share provides useful information to third party stakeholders in understanding and evaluating the Group’s results.

The following table presents a reconciliation of Profit to Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share for the years ended December 31, 2023, 2022 and 2021.

	For the year ended December 31,
(€ thousands, except per share data)	2023	2022	2021
Profit/(Loss)	135,661	65,279	(127,661)
Transaction costs related to acquisitions (1)	6,001	2,289	—
Severance indemnities and provisions for severance expenses (2)	4,002	2,199	8,996
Legal costs for trademark dispute (3)	2,168	7,532	—
Costs related to the Business Combination (4)	2,140	2,137	205,332
Net impairment of leased and owned stores (5)	1,782	1,639	8,692
Special donations for social responsibility (6)	100	1,000	—
Net (income)/costs related to lease agreements (7)	(4,129)	(6,844)	15,512
Gain on Thom Browne option (8)	—	—	(20,675)
Other (9)	—	—	4,884
Tax effects on adjusting items (10)	(2,490)	(1,602)	(19,758)
Adjusted Profit	145,235	73,629	75,322
Impact of non-controlling interests (11)	14,327	14,460	8,669
Adjusted Profit attributable to shareholders of the Parent Company	130,908	59,169	66,653
Weighted average number of shares for basic earnings per share	247,015,882	237,545,736	203,499,933
Basic earnings per share in €	0.49	0.22	(0.67)
Adjusted Basic Earnings per Share in €	0.53	0.25	0.33
Weighted average number of shares for diluted earnings per share	252,363,769	240,647,513	204,917,880
Diluted earnings per share in €	0.48	0.21	(0.67)
Adjusted Diluted Earnings per Share in €	0.52	0.25	0.33
__________________
(1)Relates to transaction costs of €6,001 thousand and €2,289 thousand in 2023 and 2022, respectively, primarily for consultancy and legal fees related to the TFI Acquisition and, for 2023 only, also to the acquisition of the Thom Browne business in South Korea and the acquisition of a 25% interest in Norda.
(2)Relates to severance indemnities of €4,002 thousand, €2,199 thousand and €8,996 thousand in 2023, 2022 and 2021, respectively.
(3)Relates to legal costs of €2,168 thousand and €7,532 thousand in 2023 and 2022, respectively, in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. For additional information see “Item 8—Financial Information—Legal Proceedings”.
(4)Costs related to the Business Combination of €2,140 thousand and €2,137 thousand in 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. Costs related to the Business Combination in 2021 include:
(a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of the Company Ordinary Shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired.
(b)€37,906 thousand for the issuance of 5,031,250 the Company Ordinary Shares to the holders of Class B Shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period.
(c)€34,092 thousand for transaction costs related to the Business Combination incurred by the Group, including costs for bank services, legal advisors and other consultancy fees.
(d)€10,916 thousand for the Zegna family’s grant of a one-time €1,500 gift to each employee of the Group as result of the Company’s listing on NYSE completed on December 20, 2021.
(e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one ordinary share of the Company, to the Group’s Chief Executive Officer, other directors of the Group, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions.
(f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain non-executive directors of the Group.

(g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance.
(5)Net impairment of leased and owned stores for 2023, 2022, 2021 includes (i) impairment of €832 thousand, €2,369 thousand and €6,486 thousand related to right-of-use assets, respectively, (ii) impairment of €915 thousand, reversals of impairment of €756 thousand and impairment of €2,167 thousand related to property, plant and equipment, respectively, and (iii) impairment of €35 thousand, €26 thousand and €39 thousand related to intangible assets, respectively.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey in 2023 (€100 thousand) and in Ukraine in 2022 (€1,000 thousand).
(7)Net (income)/costs related to lease agreements include:
(a)in 2023: €4,129 thousand for the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong;
(b)in 2022: (i) proceeds of €6,500 thousand received from new tenants in order for the Group to withdraw from existing lease agreements of commercial properties and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the US, partially offset by (ii) €606 thousand for losses related to a sublease agreement in the US;
(c)in 2021: (i) €12,192 thousand of provisions relating to a lease agreement in the US following an unfavorable legal claim judgment against the Group, (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK.
(8)Relates to a gain of €20,675 thousand recognized following the exercise of a written option on non-controlling interests and the purchase of an additional 5% of the Thom Browne Group on June 1, 2021.
(9)Other adjustments in 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, partially offset by other income of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States.
(10)Includes the tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.
(11)Represents the Profit attributable to non-controlling interests plus the impact of non-controlling interests on the adjusting items.
Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current) and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets, securities and financial receivables (recorded within other current financial assets in the consolidated statement of financial position).
The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to the Group. The Group’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze the Group’s financial position and financial resources available, and to compare the Group’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at December 31, 2023 and 2022.

	At December 31,
(€ thousands)	2023	2022
Non-current borrowings	113,285	184,880
Current borrowings	289,337	286,175
Derivative financial instruments — Liabilities	897	2,362
Total borrowings, other financial liabilities and derivatives	403,519	473,417
Cash and cash equivalents	(296,279)	(254,321)
Derivative financial instruments — Assets	(11,110)	(22,454)
Other current financial assets(1)	(85,320)	(318,795)
Total cash and cash equivalents, other current financial assets and derivatives	(392,709)	(595,570)
Net Financial Indebtedness/(Cash Surplus)	10,810	(122,153)
__________________
(1)Includes (i) the Group’s investments in securities amounting to €85,320 thousand and €316,595 thousand at December 31, 2023 and 2022, respectively, and (ii) a financial receivable from Filati Biagioli Modesto S.p.A., an associated company of the Group, of €2,200 thousand at December 31, 2022. In July 2023, the receivable was converted to equity as a capital contribution.

For additional details relating to Net Financial Indebtedness/(Cash Surplus) see “Item 5.B—Liquidity and Capital Resources—Net Financial Indebtedness/(Cash Surplus).”
Trade Working Capital
Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax receivables and liabilities, cash and cash equivalents, borrowings, lease liabilities, and certain other current assets and liabilities.
The Group’s management uses Trade Working Capital to understand and evaluate the Group’s liquidity generation/absorption. The Group’s management believes this non-IFRS financial measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

The following table sets forth the calculation of Trade Working Capital at December 31, 2023 and 2022.

	At December 31,
(€ thousands)	2023	2022
Current assets	1,287,636	1,285,657
Current liabilities	(1,012,123)	(866,984)
Working capital	275,513	418,673
Less:
Derivative financial instruments - Assets	11,110	22,454
Tax receivables	31,024	15,350
Other current financial assets	90,917	320,894
Other current assets	95,260	84,574
Cash and cash equivalents	296,279	254,321
Current borrowings	(289,337)	(286,175)
Current lease liabilities	(122,642)	(111,457)
Derivative financial instruments - Liabilities	(897)	(2,362)
Other current financial liabilities	(22,102)	(37,258)
Current provisions for risks and charges	(16,019)	(13,969)
Tax liabilities	(41,976)	(25,999)
Other current liabilities	(205,013)	(118,828)
Trade Working Capital	448,909	317,128
of which trade receivables	240,457	177,213
of which inventories	522,589	410,851
of which trade payables and customer advances	(314,137)	(270,936)
Trade Working Capital increased by €131,781 thousand from €317,128 thousand at December 31, 2022 to €448,909 thousand at December 31, 2023, primarily related to (i) higher inventories of €111,738 thousand and (ii) higher trade receivables of €63,244 thousand, partially offset by (iii) higher trade payables and customer advances of €43,201 thousand. All increases are driven by the overall increase in operations to support the growth in sales and production volumes, as well as the consolidation of TFI following the TFI Acquisition, which contributed Trade Working Capital of €51,557 thousand at December 31, 2023 (of which €63,151 thousand of inventories, €40,163 thousand of trade receivables and €51,757 thousand of trade payables and customer advances). The increase in inventories also reflects the build up of inventory of the Essentials collections, in line with the ZEGNA One Brand strategy, which occurred in the first half of 2023 and then normalized in the second half of the year, as well as the increase of Thom Browne inventory in order to support the growth of the business.
Free Cash Flow
Free Cash Flow is defined as net cash flows from operating activities less payments for property, plant and equipment (net of proceeds from disposals), intangible assets and lease liabilities.
The Group’s management believes that Free Cash Flow is a useful metric for management, investors and analysts to evaluate and monitor the Group’s ability to generate cash, including in comparison to other companies. Free Cash Flow is not representative of residual cash flows available for discretionary purposes.

The following table sets forth the Free Cash Flow for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
(€ thousands)	2023	2022	2021
Net cash flows from operating activities	275,382	146,398	281,155
Payments for property, plant and equipment	(57,034)	(49,114)	(79,699)
Proceeds from disposals of property plant and equipment	—	—	3,791
Payments for intangible assets	(20,843)	(24,185)	(14,627)
Payments of lease liabilities	(125,732)	(121,633)	(100,611)
Free Cash Flow	71,773	(48,534)	90,009

For an explanation of the drivers in Free Cash Flow see “Item 5.B—Liquidity and Capital Resources—Cash Flows” above.
Revenues on a constant currency basis (Constant Currency)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

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

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (Organic Growth)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (Organic Growth). Organic Growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.

In calculating Organic Growth, the following adjustments are made to revenues:

(a)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(b)Acquisitions and disposals – Revenues generated by businesses and operations acquired or disposed in the current year or prior year are excluded from both periods. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods.
(c)Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of Organic Growth is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an Organic Growth basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and

(c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of revenue growth to organic growth, excluding the effects of foreign exchange, acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by product line, by distribution channel and by geography:

•for the year ended December 31, 2023 compared to the year ended December 31, 2022 (FY 2023 vs FY 2022);
•for the year ended December 31, 2022 compared to the year ended December 31, 2021 (FY 2022 vs FY 2021);
Segment

	FY 2023 vs FY 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
Zegna	12.4%	(1.4%)	—%	(5.7%)	19.5%
Thom Browne	14.9%	(3.4%)	0.5%	—%	17.8%
Tom Ford Fashion(*)	n.m.	n.m.	n.m.	n.m.	n.m.
Total for the Group	27.6%	(2.1%)	16.2%	(5.8%)	19.3%
________________________________________
(*) Throughout this section considered not meaningful (n.m.) as the Group began operating the Tom Ford Fashion segment following the TFI Acquisition, which was completed on April 28, 2023, therefore there is no comparison figure for the period.

	FY 2022 vs FY 2021
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
Zegna	13.7%	4.4%	0.4%	0.5%	8.4%
Thom Browne	25.3%	4.7%	—%	—%	20.6%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total for the Group	15.5%	4.5%	0.2%	0.4%	10.4%

Product line

	FY 2023 vs FY 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
ZEGNA branded products	20.1%	(2.2%)	—%	—%	22.3%
Thom Browne	14.7%	(3.3%)	0.5%	—%	17.5%
TOM FORD FASHION	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	10.4%	1.0%	(0.1%)	—%	9.5%
Third Party Brands	(74.1%)	0.1%	—%	(56.8%)	(17.4%)
Other	10.8%	(0.8%)	(3.8%)	—%	15.4%
Total for the Group	27.6%	(2.1%)	16.2%	(5.8%)	19.3%

	FY 2022 vs FY 2021
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
ZEGNA branded products	9.0%	4.9%	—%	—%	4.1%
Thom Browne	25.3%	4.7%	—%	—%	20.6%
TOM FORD FASHION	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	33.8%	(1.6%)	2.7%	—%	32.7%
Third Party Brands	30.5%	2.6%	—%	(58.2%)	86.1%
Other	(3.8%)	3.7%	—%	—%	(7.5%)
Total for the Group	15.5%	4.5%	0.2%	0.4%	10.4%

Distribution channel

	FY 2023 vs FY 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
Direct to Consumer (DTC)
ZEGNA branded products	22.4%	(3.0%)	—%	—%	25.4%
Thom Browne	25.9%	(8.2%)	14.4%	—%	19.7%
TOM FORD FASHION	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	37.8%	(4.3%)	17.6%	—%	24.5%

Wholesale
ZEGNA branded products	8.4%	1.4%	—%	—%	7.0%
Thom Browne	5.8%	(0.2%)	(9.7%)	—%	15.7%
TOM FORD FASHION	n.m.	n.m.	n.m.	—%	n.m.
Third Party Brands and Textile	(24.8%)	0.7%	(0.1%)	(31.2%)	5.8%
Total Wholesale	11.3%	0.6%	14.9%	(13.8%)	9.6%
Other	n.m.	n.m.	n.m.	n.m.	n.m.
Total for the Group	27.6%	(2.1%)	16.2%	(5.8%)	19.3%

	FY 2022 vs FY 2021
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
Direct to Consumer (DTC)
ZEGNA branded products	8.4%	5.5%	—%	—%	2.9%
Thom Browne	5.1%	6.6%	—%	—%	(1.5%)
TOM FORD FASHION	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	7.8%	5.6%	—%	—%	2.2%

Wholesale
ZEGNA branded products	12.6%	2.0%	—%	—%	10.6%
Thom Browne	47.7%	1.1%	—%	—%	46.6%
TOM FORD FASHION	n.m.	n.m.	n.m.	n.m.	n.m.
Third Party Brands and Textile	32.4%	0.2%	1.6%	(8.0%)	38.6%
Total Wholesale	30.7%	1.3%	0.6%	(2.0%)	30.8%
Other	n.m.	n.m.	n.m.	n.m.	n.m.
Total for the Group	15.5%	4.5%	0.2%	0.4%	10.4%

Geographical area

	FY 2023 vs FY 2022
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
EMEA (1)	26.6%	(1.1%)	15.4%	(6.5%)	18.8%
of which Italy	25.6%	—%	13.0%	(5.8%)	18.4%
of which UK	30.1%	(1.6%)	30.7%	(13.7%)	14.7%
of which UAE	35.0%	(3.2%)	7.3%	—%	30.9%
North America (2)	41.6%	1.2%	41.3%	(12.3%)	11.4%
of which United States	42.3%	1.4%	42.6%	(12.1%)	10.4%
Latin America (3)	25.6%	9.4%	—%	—%	16.2%
APAC (4)	22.2%	(5.1%)	5.5%	(1.9%)	23.7%
of which Greater China Region	20.5%	(5.2%)	2.1%	(0.6%)	24.2%
of which Japan	29.9%	(9.9%)	15.9%	(4.4%)	28.3%
Other (5)	(8.6%)	(0.3%)	17.3%	—%	(25.6%)
Total for the Group	27.6%	(2.1%)	16.2%	(5.8%)	19.3%

	FY 2022 vs FY 2021
	Revenues growth	less Foreign exchange	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic Growth
EMEA (1)	36.8%	0.6%	0.5%	(3,6%)	39.3%
of which Italy	41.3%	(0.5%)	0.2%	(0,5%)	42.1%
of which UK	43.2%	1.0%	0.1%	(9,5%)	51.6%
of which UAE	54.6%	16.2%	—%	(1,2%)	39.6%
North America (2)	54.1%	10.9%	0.1%	1.7%	41.4%
of which United States	53.5%	11.4%	0.1%	2.1%	39.9%
Latin America (3)	49.7%	16.3%	—%	—%	33.4%
APAC (4)	(7.4%)	4.2%	0.1%	0.1%	(11.8%)
of which Greater China Region	(16.1%)	4.5%	—%	—%	(20.6%)
of which Japan	18.0%	(5.7%)	0.1%	(0.7%)	24.3%
Other (5)	(27.7%)	1.9%	—%	—%	(29.6%)
Total for the Group	15.5%	4.5%	0.2%	0.4%	10.4%
___________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Board of Directors
Pursuant to the Articles of Association, the Company has a one-tier board consisting of one or more Executive Directors, having responsibility for the day-to-day management of the Company and one or more Non-Executive Directors having oversight responsibilities but not responsibility to manage the day-to-day management. The Board determines the number of Executive Directors and Non-Executive Directors, provided that the majority of the Board consists of Non-Executive Directors. The Board as a whole is responsible for the strategy of the Company with a focus on sustainable long-term value creation, taking into account the relevant stakeholders’ interests. Directors are appointed by the General Meeting on a binding nomination by the Board, also taking into account the binding nomination rights set out in the Articles of Association and further described under “Item 10.B—Memorandum and Articles of Association—Board of Directors—Nomination and Appointment.” The Board may allocate its duties and powers among the Directors and the committees of the Board in accordance with the Board Regulations or otherwise in writing.
Pursuant to the Articles of Association, the general authority to represent the Company is vested in the Board and any Executive Director.
At the date of this report, the Board is composed of eleven members as set forth the in the following table. Unless otherwise indicated, the business address of each person listed below is c/o Ermenegildo Zegna N.V., Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy.

Name	Year of Birth	Position
Mr. Ermenegildo Zegna di Monte Rubello	1955	Chairperson, Chief Executive Officer and Executive Director
Mr. Andrea C. Bonomi	1965	Non-Executive Director
Ms. Angelica Cheung	1966	Non-Executive Director
Mr. Domenico De Sole	1944	Non-Executive Director
Mr. Sergio P. Ermotti	1960	Lead Non-Executive Director and Non-Executive Director
Mr. Ronald B. Johnson	1958	Non-Executive Director
Ms. Valerie A. Mars	1959	Non-Executive Director
Mr. Michele Norsa	1948	Non-Executive Director
Mr. Henry Peter	1957	Non-Executive Director
Ms. Anna Zegna di Monte Rubello	1957	Non-Executive Director
Mr. Paolo Zegna di Monte Rubello	1956	Non-Executive Director

Mr. Andrea C. Bonomi has been nominated as the Sponsor Nominee; the other Directors have been nominated by the Board.
All current members of the Board were reappointed during the annual General Meeting held on June 27, 2023. The term of office of each member of the Board will end at the close of the next annual General Meeting. Each Director may be reappointed.
The Board has designated Mr. Ermenegildo (Gildo) Zegna di Monte Rubello, Executive Director, also as Chairperson and Chief Executive Officer and Mr. Sergio Ermotti, Non-Executive Director, as Lead Non-Executive Director, being the chair (voorzitter) as referred to under Dutch law.
Summary biographies of the Directors are set out below.
Ermenegildo (Gildo) Zegna di Monte Rubello (Chairperson, Chief Executive Officer and Executive Director)
Gildo Zegna is currently the Chairman and CEO of Ermenegildo Zegna Group.

A member of the Zegna family’s third generation, Mr. Zegna oversees the company founded by his grandfather and namesake in 1910. In December 2021, he led the Group through its public listing on the New York Stock Exchange, making history as the first Italian luxury group listed on the world’s largest stock exchange.

Mr. Zegna was born in Turin, Italy, in 1955, and graduated from the University of London in 1978. After starting his career at Bloomingdale’s in New York, he joined the family business in 1982, leading the Company’s business in North America and then in Spain. In 1989, he joined the company’s Board of Directors and served as Co-Chief Executive Officer from 1998 to 2006.

In addition to his role at the Group, he is also Chairman of the board of directors of Monterubello, Thom Browne Inc. and, starting from 2023, of Tom Ford International LLC. He also served as a member of the board of directors of Fiat Chrysler Automobiles N.V. from 2014 to 2021. In 2021, he was appointed as President of Filati Biagioli Modesto S.r.l.

Since 2013, he has been a member of the Strategic Committee and Advisor of Camera Nazionale della Moda Italiana (The National Chamber for Italian Fashion) and has been an active member of the Council for the United States and Italy. In 2011, Mr. Zegna was nominated Cavaliere del Lavoro by the President of the Italian Republic and, in 2016, received the Leonardo Prize, a prestigious award given to an Italian leader who has meaningfully promoted Italy’s image on a global scale, from the President of the Italian Republic.

Mr. Zegna oversaw the successful acquisition and integration of Thom Browne in 2018, the rebranding of Zegna in 2021 and, more recently, the TFI Acquisition and entry into the TFF License. Prior to this, Mr. Zegna was actively involved in the Company’s expansion in America and Europe, and in 1991 he oversaw the opening of the brand’s first store in China.

Under his leadership, the Group – which started as a single wool mill in Trivero, Italy – has grown into a leading Italian luxury group building on a portfolio of three complementary luxury brands and encompassing a one-of-a-kind Made in Italy Luxury Textile Laboratory Platform that produces some of the world’s finest textiles and fabrics.

Andrea C. Bonomi (Non-Executive Director)
Mr. Bonomi is currently a member of the Board, a position he has held since 2021.
Mr. Bonomi is Investindustrial’s Founder and Chairman of the Industrial and Advisory Teams’ Committees. Prior to founding Investindustrial in 1990, Mr. Bonomi was responsible for the Saffa Group (a diversified holding company) and investments in Europe and the United States. Prior to Saffa, he worked at Kleinwort Benson in London, where he was responsible for Spain and Italy, and at Lazard Frères & Co. in New York.
Mr. Bonomi has been a private equity investor for 30 years and has served as chairman or director in a number of industrial and financial companies, including BPM, RCS MediaGroup, Permasteelisa, 21 Investimenti, 21 Centrale Partners and Inversiones Ibersuizas.
He is a Trustee of the New York University, a member of the NYU President’s Global Council and Private Equity Awards “Hall of Fame” (2018) inductee.
Born in New York City (USA) in 1965, Mr. Bonomi holds a B.Sc. in Business Administration from New York University.
Angelica Cheung (Non-Executive Director)
Ms. Cheung is currently a member of the Board, a position she has held since 2021, and also serves as member of the Governance and Sustainability Committee.
Ms. Cheung was the founding Editor-in-Chief of Vogue China and served as its Editor-in-Chief from 2005 to 2020.
In February 2021, Ms. Cheung joined Sequoia Capital China as Venture Partner where she focuses on investments in the fashion/lifestyle/entertainment industry, especially the new generation of Chinese innovation and international brands seeking expansion in China. Since June 2021, Ms. Cheung has served on the board of directors of SSense, a Montreal-based fashion platform. In 2022, she was appointed as a member of board of directors of AMI 9 Holding (AMI Paris), Rare Inc.

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
Domenico De Sole (Non-Executive Director)
Mr. De Sole is currently a member of the Board, a position he has held since 2005, and also serves as member of the Compensation Committee.
Mr. De Sole is the co-founder of luxury retailer Tom Ford International, LLC and has been the Chairman of its board of directors from its formation in 2005 until the consummation of the TFI Acquisition. During this time, Mr. De Sole also advised private equity firms in transactions in the field of fashion business.
From 1984 to 1994, Mr. De Sole served as President and Chief Executive Officer of Gucci America, and, from 1994 to 2004, he served as the President and Chief Executive Officer of Gucci Group, which during his tenure made significant acquisitions such as YSL, Bottega Veneta and Balenciaga. Mr. De Sole has served on the board of directors of numerous public and private company, and he currently serves as director of Pirelli & C. S.p.A. He formerly served as Chairman of Sotheby’s, and director of Conde Nast, Bausch & Lomb Incorporated, Delta Airlines, Inc., Gap, Inc., Newell Brands Inc. and Procter & Gamble.
Born in Rome (Italy) in 1944, Mr. De Sole graduated from the University of Rome with a law degree and received a L.L.M. from Harvard Law School where he also currently serves as a member of the Dean’s Advisory Board.
Sergio P. Ermotti (Non-Executive Director)
Mr. Ermotti is currently a member of the Board, a position he has held since 2021. Mr. Ermotti serves as the Chair (voorzitter) under the Dutch law and has been granted the title of Lead Non-Executive Director.
Mr. Ermotti has been Group CEO of UBS Group AG and President of the Executive Board of UBS AG since April 2023. He was also the Group CEO from 2011 to 2020. He re-joined UBS from Swiss Re Ltd, where he served as Chairman of the Board of Directors from April 2021 to April 2023.
Prior to joining UBS in 2011, he was at UniCredit Group, where from 2007 to 2010 he served as Group Deputy Chief Executive Officer and Head of Corporate & Investment Banking and Private Banking, after having served as Head of the Markets & Investment Banking Division since 2005. Between 1987 and 2004, he held various positions at Merrill Lynch & Co. in the areas of equity derivatives and capital markets. He became Co-Head of Global Equity Markets and a member of the Executive Management Committee for Global Markets & Investment Banking in 2001.
Born in Lugano (Switzerland) in 1960, Mr. Ermotti is a Swiss-certified banking expert and a graduate of the Advanced Management Program at Oxford University.
Ronald B. Johnson (Non-Executive Director)
Mr. Johnson is currently a member of the Board, a position he has held since 2019, and also serves as member of the Audit Committee and the Governance and Sustainability Committee. Mr. Johnson is also a member of the board of directors of Ermenegildo Zegna Corporation, a subsidiary of the Company in the United States.
Mr. Johnson is the founder of Enjoy Technology Inc., where he served as Chief Executive Officer from 2014, through the sale of the majority of the assets of the company in 2022 and the shutdown of the remainder of the company in the same year. He also serves as a member of the board of directors of Globality, Inc. and Fish Six Restaurant Corp (d/b/a The Melt).
Previously, Mr. Johnson served as Chief Executive Officer of JCPenney Company, Inc. from November 2011 to April 2013, Senior Vice President of Retail at Apple Inc. from January 2000 to October 2011, and Vice President of Merchandising at Target Corporation from September 1984 to December 1999.

Born in Minneapolis (USA) in 1958, Mr. Johnson holds a B.A. in Economics from Stanford University and a M.B.A. from Harvard Business School.
Valerie A. Mars (Non-Executive Director)
Ms. Mars is currently a member of the Board, a position she has held since 2021. Ms. Mars also serves as chairperson of the Audit Committee and member of the Compensation Committee.
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
Ms. Mars is also involved in a number of community and educational organizations and currently serves on the board of directors of Conservation International, where she chairs the Audit Committee.
Born in New York City (USA) in 1959, Ms. Mars holds a Bachelor of Arts degree from Yale University and a M.B.A. from the Columbia Business School.
Michele Norsa (Non-Executive Director)
Mr. Norsa is currently a member of the Board, a position he has held since 2017. He also serves as chairperson of the Governance and Sustainability Committee and member of the Audit Committee.
Until December 31, 2021, Mr. Norsa was Executive Vice Chairman of Salvatore Ferragamo S.p.A., where he previously served as Chief Executive Officer from 2006 to 2016. In 2022, he was appointed as a member of the board of directors of Palazzo Feroni Finanziaria S.p.A., engaged in the business of real estate and luxury hospitality. He is also director of Horacio Pagani S.p.A. and member of the International Advisory Board of the China Europe International Business School in Shanghai (CEIBS). Furthermore, he is a member of the board of directors of Azimut Benetti S.p.A. Since September 2023, Mr. Norsa has become Global Senior Advisor of the Boston Consulting Group. Previously, Mr. Norsa served on the board of directors of Thom Browne Inc., Rocco Forte Hotels, Oettinger Davidoff Group and Hugo Boss, and successfully led two IPOs in the luxury sector (Salvatore Ferragamo S.p.A. in 2011 and Valentino Fashion Group S.p.A. in 2005).
Mr. Norsa has extensive experience in the fashion, consumer goods and publishing sectors with Marzotto, Benetton, Sergio Tacchini, Rizzoli Editore and Mondadori Editore.
Born in Lecco (Italy) in 1948, Mr. Norsa graduated in Business and Economics from Università Cattolica del Sacro Cuore in Milan.
Henry Peter (Non-Executive Director)
Mr. Peter is currently a member of the Board, a position he has held since 2014. He also serves as chairperson of the Compensation Committee and as director of Consitex SA, a subsidiary of the Company.
Mr. Peter serves on the board of directors of Swiss Life AG (Switzerland’s largest life insurance company) and, among others, of Banque Lombard Odier & Cie SA, where he chairs the Audit Committee, and is Chairman of the board of directors of Sigurd Rück AG, a captive reinsurance company of the Italian Saipem S.p.A. Group. He is also Chairman of the board of directors of Brembo Reinsurance AG, a captive reinsurance company of the Italian Group Brembo S.p.A. He was a member of the Swiss Takeover Board between 2004 and 2015 and has been a member of the Sanctions Commission of the SIX Swiss Exchange since 2007.
Born in Boston (USA) in 1957, Mr. Peter holds a Ph.D. in law from the University of Geneva. Since 1988, Mr. Peter has been a partner in a Lugano law firm, currently Kellerhals Carrard Lugano SA, and in 2022 he joined the board of directors of the Swiss cooperative Kellerhals Carrard Genossenschaft. He has also served since 1997 as professor of business law, and since 2017 as President of the Geneva Center for Philanthropy, at the University of Geneva.
Mr. Peter is Vice-Chairman of Swiss Sports Disciplinary Chamber of the Swiss Olympic Association in charge of disciplinary cases, a position he has held since 2001. He is also Chairman of the board of the Foundation for the Lugano Faculties of the Swiss Italian University, member of the audit committee of the University of Geneva and Chairman of the board of the Foundation of the Swiss Italian Art Museum (MASI).
Anna Zegna di Monte Rubello (Non-Executive Director)
Ms. Zegna is currently a member of the Board, a position she has held since 2018.
Ms. Zegna is also Sustainability Officer of Oasi Zegna, a position she has held since 2014; prior to that, she directed the Store Planning at Zegna from 1995 to 1998 and the Group Image until 2017. Ms. Zegna is a member of the board of directors of Monterubello as well as Chairman of Fondazione Zegna, where she oversees the planning and coordination of local and international humanitarian initiatives related to conservation, sustainable development and education. She is also member of the board of directors of the non-profit foundation Fondo Ambiente Italiano (FAI) and of San Patrignano Foundation.
Previously, Ms. Zegna headed the public relations department of Gianni Versace from 1982 to 1984 before joining Zegna in 1984 as Head of Corporate Advertising and External Relations Manager. In 1993, along with Laura Zegna, Ms. Zegna developed the Oasi Zegna project, which has over the years become a model of environmental sustainability. In 1998, she won a Green Globe Award for her work at the Company in support of environmental issues and was appointed to the management committee of Touring Club Italiano in 2002. In 2007, in recognition of her social commitment, she received a MarcoPolo Award from the prestigious Babson College in Boston. In 2023, she was nominated by AIDAF (the Italian Association of Family Businesses) as Ambassador of Italian Enterprise Culture.

Born in Turin (Italy) in 1957, Ms. Zegna holds a degree in Political Sciences from the University of Lausanne and did her post-graduate studies in advertising and marketing at Watford College.
Mr. Ermenegildo Zegna di Monte Rubello and Ms. Anna Zegna di Monte Rubello are siblings.
Paolo Zegna di Monte Rubello (Non-Executive Director)
Mr. Paolo Zegna is currently a member of the Board, where he has served as Chairman from 2006 until December 2021. Previously, he served as a member of the Board from 1989 to 1998 and was Co-Chief Executive Officer from 1998 to 2006.
Mr. Paolo Zegna is also Vice-Chairman of the board of directors of Monterubello and Chairman of the board of directors of Lanificio Ermenegildo Zegna e Figli S.p.A., Achill Station Pty Ltd. and Achill Land Pty Ltd., and a member of the board of directors of Bonotto S.p.A., Gruppo Dondi S.p.A. and Elah Dufour S.p.A.
He has been a member of the board of Sistema Moda Italia since 2005, which represents companies of the entire supply chain and is the official interlocutor in relations with Italian and international institutions and organizations. He also served as Vice President of the Altagamma Foundation, which is committed to gathering high-end cultural and creative companies and increasing the competitiveness of the high-end industry.
Born in Turin (Italy) in 1956, Mr. Paolo Zegna holds a degree in Economics from the University of Geneva.
Mr. Paolo Zegna di Monte Rubello is a cousin to Mr. Ermenegildo Zegna di Monte Rubello and Ms. Anna Zegna di Monte Rubello.
Senior Management Team
The Senior Management Team of the Group comprises the following individuals:
•Ermenegildo Zegna di Monte Rubello as Chairman and Chief Executive Officer;

•Gianluca Ambrogio Tagliabue as Chief Operating Officer and Chief Financial Officer;
•Alessandro Sartori as Zegna Artistic Director;
•Franco Ferraris as Head of Textiles;
•Rodrigo Bazan as Chief Executive Officer of Thom Browne;
•Thom Browne as Founder and Chief Creative Officer of Thom Browne; and
•Lelio Gavazza as Chief Executive Officer of TOM FORD FASHION.
Summary biographies of members of the Senior Management Team are set out below.
Ermenegildo (Gildo) Zegna di Monte Rubello
For the biography of Gildo Zegna, please see “—Board of Directors.”
Gianluca A. Tagliabue
Mr. Tagliabue currently serves as Group Chief Financial Officer and Chief Operating Officer, positions he has held since January 2020.
Mr. Tagliabue joined the Group in January 2016 as Chief Financial Officer and Head of Business Development. Before joining the Group, Mr. Tagliabue was the Chief Financial Officer and Senior Vice President, Strategy and Shared Services of Oakley Group from 2012 to 2015, based in California, USA. Previously, he served as Group Business Development Director and International Business Development Director (Retail, Sun & Luxury) of the Luxottica Group from January 2011 to June 2012 and from June 2010 to December 2010, respectively. Mr. Tagliabue has over 10 years of experience in strategic consulting, having worked at Value Partners, in Italy and Brazil, as Partner from 2005 to 2010 and as Senior Manager from 2001 to 2005, and earlier at Gemini Consulting.
Born in Milan (Italy) in 1968, Mr. Tagliabue holds a degree in Business Administration from Bocconi University in Milan.
Alessandro Sartori
Mr. Sartori is currently the Artistic Director of ZEGNA, a position he has held since 2016, and oversees all the brands and creative functions in the ZEGNA branded products product line. He started his professional career at the Company in 1989 and worked as a menswear designer for over 10 years. In 2003, Mr. Sartori was appointed Creative Director of Z Zegna. During his eight-year tenure as Creative Director, he oversaw the launch of the brand, including its first runway show in New York City in 2007.
In 2011, Mr. Sartori joined Berluti, a Paris-based menswear brand which had become part of the LVMH group in 2003, as Artistic Director where he was responsible for developing the brand.
Born in Trivero (Italy) in 1966, Mr. Sartori studied fashion design at Istituto Marangoni Milano.
Franco Ferraris
Mr. Ferraris is currently the Head of Textiles, a position he has held since 1992.
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

From 2015 to 2023, he served as the Chairman of Fondazione Cassa di Risparmio di Biella, which plays an active role in supporting initiatives aimed at promoting the cultural, economic and social growth of the Province of Biella.
Born in Turin (Italy) in 1956, Mr. Ferraris holds a degree in Business and Economics from the University of Ancona. Mr. Franco Ferraris is the spouse of Ms. Anna Zegna di Monte Rubello.
Rodrigo Bazan
Mr. Bazan is currently the Chief Executive Officer of Thom Browne, a position he has held since 2016. Under his leadership, Thom Browne has expanded in the DTC channel, opening directly-operated stores in North America, Europe, UK, Japan and Greater China Region, Middle East and with partners in Hong-Kong SAR and South East Asia, as well as in South Korea (where the 17 retail stores previously managed by Samsung under franchising arrangements were acquired by the Group to be directly operated by Thom Browne Korea Ltd. from July 1, 2023). Mr. Bazan also led the digital retail footprint for e-business, including partnering with platforms like Farfetch and TMall.
Before joining Thom Browne, Mr. Bazan served as President at Alexander Wang from 2010 to 2016, where he oversaw merchandising, marketing and sales, finance/operations, digital, as well as the company’s retail expansion. Prior to his appointment at Alexander Wang, Mr. Bazan served as Vice President and General Manager of Marc Jacobs International for Europe, the Middle East and India from 2007 to 2010. Previously, he served as the General Manager and Chief Financial Officer of Alexander McQueen from 2003 to 2007, where he oversaw both the wholesale ready-to-wear and accessories team and the retail network of flagship stores.
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
Born in Mar del Plata (Argentina) in 1975, Mr. Bazan graduated from the Universidad Argentina de la Empresa in Buenos Aires.
Thom Browne
Mr. Browne is the Founder and Chief Creative Officer of Thom Browne, a position he has held since 2002, before the acquisition of Thom Browne by the Company in November 2018.
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
Born in Allentown, Pennsylvania, in 1965, Mr. Browne holds a Bachelor of Science from the University of Notre Dame.
Lelio Gavazza
Lelio Gavazza is the Chief Executive Officer of TOM FORD FASHION, a position he has held since September 2023. He is currently responsible for the end-to-end management of the TOM FORD FASHION business, from collection development to merchandising, through production as well as retail and wholesale distribution.
Previously, he spent 14 years at Bulgari, where he consolidated his strong expertise in luxury with a focus on jewelry, watches, accessories, and perfumes in both retail and wholesale. In such role, Mr. Gavazza extensively promoted the Bulgari brand and Made in Italy in the world leveraging on the Italian DNA of the company and promoting the Italian lifestyle as a key element of differentiation. During his time at Bulgari, he covered several roles from Managing Director of Greater China to Managing Director for Europe, Middle East and Africa and to Executive Vice President Sales and Retail for

Bulgari Group in 2017. Prior to Bulgari, he was Chief Executive Officer of SharMoon / Ermenegildo Zegna Garments Ltd. in China for more than two years, Chief Operations Officer of Mantero Seta S.p.A. for five years and a member of the Board of Directors of Mantero Orient, operating in Shanghai (China) from 2002 to 2007.
An engineer by background, before entering the luxury arena, Mr. Gavazza gained experience in the chemical field, focusing on activities in the supply chain, with responsibilities in different roles, and a four-year experience in Strategic Consulting.
B. Compensation
Introduction
This section provides information related to the remuneration that was earned by the Board and the Senior Management Team for the year ended December 31, 2023.
The form and amount of remuneration received by the Board was determined in accordance with the remuneration policy adopted on December 17, 2021, further amended on June 28, 2022 at the General Meeting, in accordance with Dutch law and the Articles of Association.
The remuneration received by the Senior Management Team was determined consistent with the Group’s prior practice, based on principles aimed to ensure talent retention and align the remuneration with the Group’s strategy, the Group’s performance and each individual’s contribution to such performance.
The Non-Executive Directors of the Board oversee the remuneration policy, the remuneration plans and practices of the Group and recommend changes when appropriate. More than half of the members of the Compensation Committee (including the chairperson) are independent pursuant to the DCGC. The Company may from time to time amend the remuneration policy, subject to the General Meeting adopting such amendment with the required majority.
This compensation report consists of two sections:
•Historical compensation for the year ended December 31, 2023: details the remuneration features in 2023 and actual remuneration received by or awarded to each Executive and Non-Executive Director and the Senior Management Team.
•Remuneration policy: details our current remuneration policy, available on our corporate website, which governs compensation for Executive and Non-Executive Directors (with regard to the latter as of January 1, 2022) and aligns remuneration of the Board with successful delivery of the Group’s long-term strategy and sustainable long-term value creation with the goal of ensuring that the directors’ interests are closely aligned to those of the Company’s stakeholders, including its shareholders.
Historical compensation for the year ended December 31, 2023
Board of Directors — Executive Director
Base salary
The base salary earned by Gildo Zegna for the year ended December 31, 2023 amounted to €2,003,360, inclusive of personal income tax. It represents all fixed compensation earned by Gildo Zegna from the Company and Group subsidiaries.
Short-term Incentive Plan
Gildo Zegna, Executive Director and CEO, was eligible to earn short-term variable cash compensation, based on the Group’s profitability. The Non-Executive Directors have determined that the short-term variable cash compensation earned by Gildo Zegna for the year ended December 31, 2023 shall amount to €4,743,831. As the arithmetic calculation of Gildo Zegna’s short-term variable cash compensation exceeded 200% of Gildo Zegna’s base salary, the Non-Executive Directors have assessed his specific achievements during 2023 and in line with the conclusion of the annual assessment of the Board conducted with the support of an external firm, concluded that his contribution to the execution of the Group’s strategy justified the payment of the amount stated above.

Share-based compensation
In accordance with the CEO’s executive agreement, as amended and restated in July 2021 and further amended in August 2022, the Company granted the following share-based compensation benefits to Gildo Zegna.
Long-term Incentive Plan
On December 17, 2021, in connection with the completion of the Business Combination, the Board approved an equity incentive plan (the “EIP”), which was approved by the General Meeting on December 17, 2021. In addition, the Board adopted the CEO Long Term Incentive Plan 2022-2024 (the “CEO LTIP”), a sub-plan of the EIP, which set out the modalities of the arrangements agreed upon pursuant to Gildo Zegna’s executive agreement, as discussed above. In accordance with the amendment to the remuneration policy on June 28, 2022, the CEO LTIP was amended to include, among other measures, a non-financial performance measure linked to the sustainability strategy of the Group. Under the CEO LTIP, the Group granted to Gildo Zegna:
•Up to a maximum of 2,520,000 performance share units (“PSUs”) (the “CEO 2022-2024 PSUs”) that vest in three tranches in 2023, 2024 and 2025 based on the achievement of defined performance targets and the CEO’s continued service to the Group through the date of vesting. Each of the performance targets will be measured and settled independently of the other targets and the total number of shares to be assigned upon vesting depends on the level of achievement of financial performance targets, as well as a multiplier that is based on the performance of certain ESG indicators over the performance period1. For the year ended December 31, 2023, the Group recognized €4,265,977 as share-based compensation expense in relation to the CEO 2022-2024 PSUs (which amount does not reflect the value of the number of Ordinary Shares that will actually be delivered to Gildo Zegna after achievement of the performance and service conditions).
•The share purchase rights, under which Gildo Zegna is entitled to purchase Ordinary Shares at a value per share based on an enterprise value corresponding to 12 times the Group’s Adjusted EBIT of the previous year, for a maximum amount corresponding to his base salary, net of personal income tax, plus short-term variable cash compensation for the previous year. In June 2023, as a result of the exercise of the share purchase rights, Gildo Zegna purchased 468,450 Ordinary Shares. The Group did not incur any costs in 2023 in respect of such share purchase rights.
IPO Performance Bonus
On December 17, 2021, the Board adopted an IPO bonus plan (the “IPO Bonus Plan”), a sub-plan of the EIP. Under the IPO Bonus Plan, Gildo Zegna was granted 600,000 PSUs related to the Company’s public listing (the “CEO IPO PSUs”), of which:
•240,000 CEO IPO PSUs vest upon the satisfaction of the following conditions: (i) a public listing of the Company’s shares, and (ii) a Company share price of at least $11.50 for twenty consecutive trading days following the public listing and before December 31, 20232, and
•360,000 CEO IPO PSUs vest upon the satisfaction of the following conditions: (i) a public listing of the Company’s shares, (ii) a Company share price of at least $12.50 for twenty consecutive trading days
1 On April 5, 2023, the Board determined the level of achievement of the performance conditions under the CEO 2022-2024 PSUs in 2022. As a result of such determination, 588,000 Ordinary Shares vested and were delivered to Gildo Zegna in 2023. On April 4, 2024, the Board determined the level of achievement of the performance conditions under the CEO 2022-2024 PSUs in 2023. As a result of such determination, 588,000 Ordinary Shares vested and will be delivered to Gildo Zegna in due course.
2 On April 5, 2023, the Board confirmed the level of achievement of the performance market condition applicable to the first tranche of awards under the CEO IPO PSUs. As a result of such confirmation, 240,000 Ordinary Shares were delivered to Gildo Zegna in 2023.

following the public listing and before December 31, 2023, and (iii) the CEO’s continued service with the Company from the award grant date until December 31, 20233.
For the year ended December 31, 2023, the Group recognized €839,775 as share-based compensation expense in relation to the CEO IPO PSUs.
Remuneration in the Event of Termination
Gildo Zegna’s executive agreement provides that in the event that, for any reason, he leaves his position as CEO, regardless of whether he maintains his position as Chairperson of the Board, he will be entitled to a severance payment of an amount equal to two years of his base salary, net of income taxes. For the year ended December 31, 2023, the Group recognized €121,548 as a provision for termination compensation.
Board of Directors - Non-Executive Directors
In 2023, Non-Executive Directors received an annual base fee of €150,000, paid 50% in cash and 50% in Ordinary Shares, granted pursuant to a restricted share units plan (“RSUs”). Non-Executive Directors acting as members of committees received an additional fee as defined by the remuneration policy. The aggregate amount of compensation earned by Non-Executive Directors in their role as directors for the year ended December 31, 2023 was €1,700,100, of which €905,000 related to the portion paid in cash and €795,100 related to share-based compensation4.
For the year ended December 31, 2023, the Group also recognized €30,000 earned by Mr. Paolo Zegna di Monte Rubello and €107,694 earned by Mr. Henry Peter, in relation to their remuneration as Directors of Group’s subsidiaries.

In addition, in compliance with the remuneration policy and in recognition of his specific contribution to the listing, the Board had granted to Mr. Henry Peter, a Non-Executive Director, 50,000 PSUs related to the Company’s public listing under the IPO Bonus Plan (the “IPO PSUs”), of which:
•25,000 IPO PSUs vest upon the satisfaction of the following conditions: (i) a public listing of the Company’s shares, and (ii) a Company share price of at least $11.50 for twenty consecutive trading days following the public listing and before December 31, 20235, and
•25,000 IPO PSUs vest upon the satisfaction of the following conditions: (i) a public listing of the Company’s shares, (ii) a Company share price of at least $12.50 for twenty consecutive trading days following the public listing and before December 31, 2023, and (iii) Mr. Henry Peter’s continued service with the Company from the award grant date until December 31, 20236.
For the year ended December 31, 2023, the Group recognized €75,557 as share-based compensation expense in relation to the IPO PSUs granted to Mr. Peter.
3 On January 30, 2024, the Board confirmed the level of achievement of the performance market condition and the service condition applicable at December 31, 2023 to the second tranche of awards under the CEO IPO PSUs. As a result of such confirmation, 360,000 Ordinary Shares vested at December 31, 2023 and will be delivered to Gildo Zegna in due course.
4 For the services rendered in 2023, each Non-Executive Director will receive 7,640 Ordinary Shares in January 2025. For the services rendered in 2022, each Non-Executive Director will receive 7,846 Ordinary Shares in June 2024.
5 On April 5, 2023, the Board confirmed the level of achievement of the performance market condition applicable to the first tranche of awards under the IPO PSUs. As a result of such confirmation, 25,000 Ordinary Shares were delivered to Mr. Henry Peter in 2023.
6 On January 30, 2024, the Board confirmed the level of achievement of the performance market condition and the service condition applicable at December 31, 2023 to the second tranche of awards under the IPO PSUs. As a result of such confirmation, 25,000 Ordinary Shares vested at December 31, 2023 and will be delivered to Mr. Henry Peter in due course.

Historical compensation for the year ended December 31, 2023
The following table summarizes the compensation received by the members of the Board for the year ended December 31, 2023.

Name	Office Held	Fixed Compensation	Variable compensation in cash	Share-based compensation	Pension benefits (1)	Fringe Benefits (2)	Other Compensation (3)	Total
		in €
Mr. Ermenegildo Zegna di Monte Rubello	Chairperson, Chief Executive Officer and Executive Director	2,003,360	4,743,831	5,105,752	1,523,198	30,000	46,752	13,452,893
Total – Executive Director		2,003,360	4,743,831	5,105,752	1,523,198	30,000	46,752	13,452,893
Mr. Andrea C. Bonomi	Non-Executive Director	75,000	—	79,510	6,603	—	—	161,113
Ms. Angelica Cheung	Non-Executive Director	85,000	—	79,510	19,957	—	—	184,467
Mr. Domenico De Sole	Non-Executive Director	85,000	—	79,510	—	—	—	164,510
Mr. Sergio P. Ermotti	Lead Non-Executive Director and Non-Executive Director	93,863	—	79,510	8,264	—	—	181,637
Mr. Ronald B. Johnson	Non-Executive Director	100,000	—	79,510	—	—	—	179,510
Ms. Valerie A Mars	Non-Executive Director	115,000	—	79,510	—	—	—	194,510
Mr. Michele Norsa	Non-Executive Director	106,137	—	79,510	—	—	—	185,647
Mr. Henry Peter	Non-Executive Director	202,694	—	155,067	28,640	—	—	386,401
Ms. Anna Zegna di Monte Rubello	Non-Executive Director	75,000	—	79,510	12,203	—	—	166,713
Mr. Paolo Zegna di Monte Rubello	Non-Executive Director	105,000	—	79,510	12,259	10,000	—	206,769
Total – Non-Executive Directors		1,042,694	—	870,657	87,926	10,000	—	2,011,277
__________________
(1)Relates to social contributions and provision for termination compensation.
(2)Relates to customary benefits, (e.g. clothing allowance) provided to Gildo Zegna and Mr. Paolo Zegna di Monte Rubello.
(3)Relates to the difference between the short-term variable cash compensation acknowledged in 2022 and the actual payment made in 2023 for €46,752.

Senior Management Team
The following section provides the aggregate amount of compensation earned by the Senior Management Team (excluding the CEO, whose compensation is included in the discussion above).
For the year ended December 31, 2023, the Group recognized €7,344,470 in relation to fixed compensation, which includes base salary, consulting fees and compensation for service as Director of Group’s subsidiaries.
For the year ended December 31, 2023, the Group recognized €2,271,988 in relation to short-term variable cash compensation under the Performance Management Program (the “PMP”), which provides eligible employees, including the Senior Management Team, with an opportunity to earn a cash incentive payment to the extent that pre-established business and individual performance goals are achieved.
For the year ended December 31, 2023, the Group recognized €17,384,237, in relation to long-term incentive plans, of which €9,110,061 for cash-based long-term incentives (expected to be paid in 2024) and €8,274,176 for share-based compensation. In particular:
•Certain members of the Senior Management Team are entitled to awards under the IPO Bonus Plan related to the Company’s public listing (“Management IPO PSUs”), representing the right to receive an aggregate of 225,000 Ordinary Shares, as communicated to the applicable recipients in December 2021. For the year ended December 31, 2023, the Group recognized €679,500 as share-based compensation expense in relation to the Management IPO PSUs.
•To further align the interests of the Senior Management Team with those of the shareholders and promote retention of senior management, in February 2022, the Board adopted a long-term incentive plan (as a sub-plan of the EIP), pursuant to which certain members of the Senior Management Team (excluding the CEO), were granted PSUs, representing 70% of the total awards granted, and retention RSUs, representing the remaining 30% of the total awards granted, which each represents the right to receive one Ordinary Share (the “Long-Term Incentive Awards 2022-2025”). In particular, under the terms of the plan, PSUs vest in 2025, subject to the (i) level of achievement of financial performance targets and a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period from

2022 to 2024 and (ii) participant’s continued service through December 31, 2024. New participants in the long-term incentive plan could be designated until June 30, 2023. The RSUs vest in 2026, subject to the participant’s continued service through December 31, 2025 (and good leaver provisions, in the case of an earlier termination of employment). In total, 262,500 PSUs and RSUs have been granted to certain members of Senior Management Team (excluding CEO) under this plan. For the year ended December 31, 2023, the Group recognized €531,484 as share-based compensation expense in relation to the Long-Term Incentive Awards 2022-2025.
•In September 2023, because new participants in the long-term incentive plan could no longer be designated after June 30, 2023, the Board adopted a RSUs plan (the “2023 RSU Plan”) (as a sub-plan of the EIP). In 2023, the Group granted 170,000 RSUs, which each represent the right to receive one Ordinary Share, to Senior Management Team (excluding CEO) under the 2023 RSU Plan. For the year ended December 31, 2023, the Group recognized €498,544 as share-based compensation expense in relation to the Management IPO PSUs.
•To further align the interests of the Senior Management Team with those of the Company’s stakeholders, including its shareholders, in 2023, the Group modified the contractual terms of the above mentioned cash-based long-term incentives in order to entitle the Senior Management Team to settle a portion of the bonus in Ordinary Shares equal to a value of $7,500,000 in 2024. As a result, the Group recognized €6,564,648 in relation to the compensation that will be settled in Ordinary Shares.
For the year ended December 31, 2023, the Group recognized €1,435,587 in relation to the pension and post-employment benefits.
For the year ended December 31, 2023, the Group recognized €22,763 in relation to fringe benefits.
Remuneration policy
The Group’s remuneration policy provides a framework for the Non-Executive Directors to determine the remuneration of the Executive Directors and the Non-Executive Directors. The remuneration policy provides a structure that aligns remuneration of the Board with successful delivery of the Group’s long-term strategy and sustainable long-term value creation, and therefore aims to ensure that the Directors’ interests are closely aligned to those of the Company’s stakeholders, including its shareholders. The purpose of the remuneration policy is to define a competitive remuneration package, designed to attract, retain and motivate Directors who possess the necessary leadership qualities and requisite skills and experience in the relevant areas of the Group’s business, while also providing appropriate flexibility to tailor remuneration practices based on specific circumstances.
While formulating the remuneration policy, the Non-Executive Directors have taken into consideration the Group’s strategy and core values, which are focused on long-term value creation and sustainable development of the Group. Pay ratios within the Group and scenario analyses have also been considered. The remuneration policy is based upon the following principles:
General
1.The remuneration of the Board follows the pay-for-performance principle and incentivizes Directors to create long-term value for shareholders and other stakeholders through achievement of strategic objectives;
2.The remuneration is appropriately balanced between fixed and variable remuneration components, aiming to ensure long-term value creation and alignment of Directors’ interests with the Group’s strategic objectives;
3.The remuneration of the Board is competitive in relation to the market in which the Group operates, the relative size of the business, the specificity of the Group’s governance structure and the duties and responsibilities of the Board resulting therefrom;

With Respect to Executive Director(s)
4.The remuneration is predominantly long-term in nature, with long-term equity incentives linked to the achievement of the Group’s strategic objectives in the highly competitive industry the Group operates in;
With Respect to Non-Executive Directors
5.The remuneration of the Non-Executive Directors is designed to attract and retain Non-Executive Directors who have the talent and skills to foster the long-term value creation of the Group while respecting its core values;
6.The remuneration of the Non-Executive Directors consists of cash consideration and share-based compensation, in accordance with market practice among companies listed on the NYSE and to ensure structural alignment of the Non-Executive Directors’ interests with the interests of the Company’s stakeholders, including its shareholders; and
Evaluation
7.The Non-Executive Directors will evaluate the objectives and structures of the remuneration policy at regular intervals, to ensure the policy is fit for its intended purpose. The Non-Executive Directors will be assisted by the Compensation Committee.
Executive Director(s)
On the basis of the remuneration policy objectives, the compensation of Executive Director(s) consists of the elements discussed below.
Base Salary
The base salary is set at a level to attract, motivate and retain Executive Director(s).
Reimbursement of Expenses
The Group will reimburse the expenses and costs reasonably incurred in relation to the performance of the Executive Director’s duties.
Short-Term Incentives
The objective of any short-term variable compensation is to incentivize the Executive Director(s) to achieve annual targets and objectives that are related to the short-term focus of the Group. The annual short-term incentive payment to be granted to an individual Executive Director will not exceed 200% of that individual Executive Director’s base salary. Notwithstanding the foregoing, the Non-Executive Directors may decide, based on a proposal of the Compensation Committee, to increase the short-term incentive payable to an individual Executive Director for any given year in case of exceptional achievements of such Executive Director.
Long-Term Incentives
The objective of any long-term equity incentive is to provide a retention tool for the Executive Director and to align the long-term interests of the Executive Director with those of the Group and its stakeholders. The granting of long-term equity incentives also aims to motivate the Executive Directors to pursue and implement the Group’s sustainability strategy. Furthermore, by granting a long-term incentive in the form of equity, the Executive Director participate directly in the growth of the value of the Group to which he or she contributes. The amount of equity awarded to the Executive Director will be determined by the Non-Executive Directors, taking into account the applicable performance conditions, which may include both financial and non-financial conditions, and continuous service requirements with the intent of creating long-term shareholder value. The Non-Executive Directors may resolve, upon recommendation of the Compensation Committee, to grant equity awards in accordance with any equity incentive plan approved by the General Meeting and to be further implemented by the Board.

The Executive Director may be entitled to annually acquire Ordinary Shares up to a maximum value of his or her base salary and annual variable cash compensation awarded for the previous year, at a value per share based on an enterprise value corresponding to 12 times the Group’s Adjusted EBIT of the year preceding the year in which the Executive Director wishes to acquire the Ordinary Shares.
Recoupment of Incentive Compensation (Adjustment and Clawback)
Any grant, award or actual payment in relation to the short-term and long-term incentives may during any relevant performance and/or vesting period and during a period of three years following the actual award, in the sole discretion of the Non-Executive Directors and whether or not at the instigation of the Compensation Committee:
1.Be decreased or eliminated if such grant, award or actual payment was deemed to be unacceptable according to principles of reasonableness and fairness; and
2.Clawed back if such grant, award or actual payment took place on the basis of incorrect data (including data that has been maliciously altered and therefore, is incorrect).
On September 12, 2023, the Board adopted a new clawback policy (the “Clawback Policy”) in accordance with the listing requirements of the New York Stock Exchange. The Clawback Policy, which became effective on December 1, 2023, provides for the recovery of certain erroneously share-based compensation from current or former Executive Director(s) of the Company in the event that the Company is required to prepare an accounting restatement.
Remuneration in the Event of Termination
The Group may pay severance compensation in accordance with the terms and conditions of the applicable services agreement of an individual Executive Director. Such severance compensation will not exceed 200% of the Executive Director’s annual base salary. Severance benefits may also include outplacement services and continuation of insurance and other benefits that have been paid or made available to the Executive Director prior to the termination of service. The specific terms of the severance package of a Executive Director will be established in his or her services agreement, all in accordance with the framework provided in the remuneration policy.
Benefits
The Group may provide to the Executive Director customary benefits such as company cars (or a car allowance), travel expenses and work related costs, medical insurance, accident insurance, D&O insurance, tax assistance and relocation allowances. In addition, in individual cases, company housing and other benefits may also be offered, such as annual clothing allowances. Such benefits are in line with general prevailing market practice, while also providing the Non-Executive Directors with enough flexibility to tailor the remuneration and benefits practices to a specific situation.
Loans, Advances and Guarantees
The Group will not provide any loans, advances or guarantees to Executive Director(s).
Non-Executive Director(s)
On the basis of the remuneration policy objectives, the compensation of Non-Executive Directors consists of the elements discussed below. Each year, the Non-Executive Directors will review the remuneration levels and structure applicable to the Non-Executive Directors and consider whether any adjustment is required.
Annual Base Remuneration
The Group will pay each Non-Executive Director an annual base fee of €150,000 payable 50% in cash and 50% in Ordinary Shares, subject to a restricted stock award (“Equity Awards”). The Lead Non-Executive Director will be entitled to an additional fee of €15,000 for the additional duties and responsibilities related to that role, payable in cash.
The number of Equity Awards granted to the Non-Executive Directors will be established, based on the closing stock price of the last trading day of the month preceding the date of grant, converted into Euros at the reference rate published by the European Central Bank on the closing of the same day, rounded down to the nearest whole share. The date of grant for the Equity Awards will be determined by the Non-Executive Directors. The Equity Awards will vest on the second anniversary of the date of grant.
Annual Committee Fee
The Group will pay each Non-Executive Director serving on one of the Group’s committees of the Board an additional fee as set forth below:
•Audit Committee – €30,000 (chairperson), €15,000 (other members)
•Compensation Committee – €20,000 (chairperson), €10,000 (other members)
•Governance and Sustainability Committee – €20,000 (chairperson), €10,000 (other members)
Additional Cash and/or Equity Awards
Notwithstanding the annual base fee and committee fees received by the Non-Executive Directors, the Non-Executive Directors may decide, based on a proposal of the Compensation Committee, to grant additional cash and/or equity awards to an individual Non-Executive Director for any given year in case of exceptional achievements of that Non-Executive Director, provided, however, that any such additional grant should not result in a significant discrepancy between the size of the award and the Group’s results and performance.
Reimbursement of Expenses
The Group will reimburse the expenses and costs reasonably incurred in relation to the performance of the Non-Executive Director’s duties, in accordance with the Group’s expense policy, if any.
Benefits
The Group will subscribe to the benefit of the Non-Executive Directors a liability insurance with a coverage in line with the general market practice prevailing among companies similar to the Group.
Loans, Advances and Guarantees
The Group will not provide any loans, advances or guarantees to Non-Executive Directors, unless the majority of the Non-Executive Directors give prior written approval.
C. Board Practices
Please refer to “Item 6.A—Directors and Senior Management” and “Item 6.B—Compensation” for additional information concerning the Directors required by this item.
Committees of the Board
Pursuant to the Articles of Association, the Board has power to establish any committees and may allocate specific duties, tasks and procedures to any such committees.
The Board has established three standing committees: (i) the Audit Committee, (ii) the Compensation Committee and (iii) the Governance and Sustainability Committee.
Each standing committee is comprised of at least three Directors. As of the date of this report, all members of the Company’s Audit Committee and Governance and Sustainability Committee, as well as two members out of three of the Compensation Committee are considered independent both under the NYSE listing standards and under the DCGC rules.

The Audit Committee
The Audit Committee is responsible for assisting and advising the Board in the oversight of, among other things: (i) the integrity of the Company’s financial statements, including any published interim reports; (ii) the adequacy and effectiveness of the Company’s internal control over financial reporting, financial reporting procedures and disclosure controls and procedures; (iii) the Company’s policy on tax planning; (iv) the Company’s policy on reservations and dividends; (v) the Company’s financing; (vi) the Company’s application of information and communication technology; (vii) the systems of internal controls that management and/or the Board have established; (viii) the Company’s compliance with legal and regulatory requirements; (ix) the Company’s compliance with recommendations and observations of internal and independent auditors; (x) the open and ongoing communications regarding the Company’s financial position and results of operations between the Board, the independent auditors, the Company’s management and internal audit department; (xi) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest; (xii) the qualifications, independence, oversight and remuneration of the independent auditors and any non-audit services provided to the Company by the independent auditors; (xiii) determining the process for selecting the external auditor or the audit firm (and/or the independent registered public accounting firm), if applicable, and the nomination to extend the assignment to carry out the statutory audit; (xiv) the performance of the Company’s internal auditors and of the independent auditors; (xv) the design and operation of the internal risk management and control system, risk assessment guidelines and policies including major financial risk exposure (whether strategic, financial, operating, sustainability, cybersecurity, compliance related or otherwise), and the steps taken to monitor and control such risks; and (xvi) the implementation and effectiveness of the Company’s ethics and compliance program.
The Audit Committee is comprised of at least three Non-Executive Directors. Each member of the Audit Committee is required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company; (ii) to be “independent,” for purposes of the NYSE rules, Rule 10A-3 of the Exchange Act and the DCGC; and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board). At least one member of the Audit Committee will be a “financial expert” as defined by the Sarbanes- Oxley Act and the rules of the SEC. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board which must be disclosed in the Company’s annual report. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, the Chief Financial Officer and the head of internal audit will attend its meetings. The Chief Executive Officer will be entitled to attend meetings of the Audit Committee unless the Audit Committee determines otherwise and should attend the meetings of the Audit Committee if the Audit Committee so requires. The Audit Committee will meet with the independent auditors at least once per year outside the presence of the Executive Directors and management.
The Audit Committee currently comprises Valerie A. Mars (as chairperson), Ronald B. Johnson and Michele Norsa. Each of the members is independent for purposes of the NYSE rules, Rule 10A-3 of the Exchange Act and the DCGC.
The Compensation Committee
The Compensation Committee is responsible for, among other things, assisting and advising the Board in: (i) determining executive compensation consistent with the Company’s remuneration policy; (ii) reviewing and approving the remuneration structure for the Non-Executive Directors; (iii) administering equity incentive plans and deferred compensation benefit plans; (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations with respect to such compensation; and (v) preparing the remuneration report in accordance with the DCGC.
The Compensation Committee is comprised of at least three Non-Executive Directors. More than half of its members (including the chairperson) are independent under the DCGC. Unless decided otherwise by the Compensation Committee, the head of human resources of the Company or its relevant subsidiaries may be invited to attend the discussions of the Compensation Committee other than discussions relating to the compensation of Non-Executive Directors.
The Compensation Committee comprises Henry Peter (as chairperson), Domenico De Sole and Valerie A. Mars. Each of Henry Peter and Valerie A. Mars is independent for purposes of the NYSE rules and the DCGC.
The Governance and Sustainability Committee

The Governance and Sustainability Committee is responsible for, among other things, assisting and advising the Board with: (i) recommendations on the criteria, professional and personal qualifications for candidates to serve as Directors; (ii) the periodic assessment of the size and composition of the Board; (iii) the periodic assessment of the performance of individual Directors and of the reporting on this to the Board; (iv) proposals to the Non-Executive Directors for the nomination and re-nomination of Directors to be appointed by the General Meeting; (v) the supervision of the policy on the selection and appointment criteria for senior management and on succession planning; (vi) the monitoring, evaluation and reporting on the group’s sustainable development policies and practices, management standards, strategy, performance and governance globally; and by (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, reviewing the annual sustainability report, advising on and overseeing the integrity of the sustainability reporting and other related corporate communications.

The Governance and Sustainability Committee is comprised of at least three Non-Executive Directors. More than half of its members are independent under the DCGC.
The Governance and Sustainability Committee comprises Michele Norsa (as chairperson), Ronald B. Johnson and Angelica Cheung, each of whom is independent for purposes of the NYSE rules and the DCGC.
D. Employees
At December 31, 2023, 2022 and 2021, respectively, we had the following number of employees, divided into the categories of activity and geographic locations as outlined in the tables below.

	At December 31,
	2023	2022	2021
White Collars	4,734	3,953	3,814
Blue Collars	2,191	2,077	2,016
Temporary employees	276	226	219
Total	7,201	6,256	6,049

	At December 31,
	2023	2022	2021
EMEA	4,664	4,159	3,957
North America	597	420	369
Latin America	121	118	117
APAC	1,819	1,559	1,606
Total	7,201	6,256	6,049

The Group reported a 14.8% increase in the number of employees excluding temporary staff, rising from 6,030 at the end of 2022 to 6,925 at the end of 2023. Such increase was mainly due to (i) the TFI Acquisition (580 TFI employees and 45 Pelletteria Tizeta employees at December 31, 2023), (ii) the increase in production capacity within our manufacturing facilities in Italy in response to heightened demand, particularly for shoes and sleeve units which underwent partial insourcing, (iii) the hiring of personnel to strengthen the finance, IT, and retail development divisions, reflecting the Group’s commitment to operational excellence, and (iv) the new store openings and increased retail staff, especially across North America, EMEA and APAC.
By region, the number of employees saw a significant increase of 505 in EMEA, 260 in APAC and 180 in the Americas.
External temporary employees also increased by 50, rising from 226 at December 31, 2022, to 276 at December 31, 2023. This increase is mainly due to the deployment of temporary employees in select TOM FORD FASHION stores.
The Group continues to have good labor relationships with our employees and we are committed to maintaining a positive and constructive relationship with them. In the past, we have not experienced any material job action or labor stoppage that has had a material impact on our business.

E. Share Ownership
Information regarding the ownership of Ordinary Shares and Special Voting Shares A by our Directors and members of our Senior Management Team is set forth in Item 7.A of this report.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of March 23, 2024, based on the information in the Company’s shareholder register and other sources available to us, by: each person who is known to be the beneficial owner of more than 5% of our issued and outstanding Ordinary Shares and Special Voting Shares; and each of the Directors and members of the Senior Management Team.
On December 18, 2023, 149,734,550 and 5,246,800 Special Voting Shares A were assigned, respectively, to Monterubello and to Ermenegildo (Gildo) Zegna di Monte Rubello under the terms of the loyalty voting program. Monterubello is the controlling shareholder of the Company through its 59.8% shareholding interest in the Company’s issued and outstanding Ordinary Shares (as of March 23, 2024). As a result of its participation in the loyalty voting program, Monterubello’s voting power is approximately 73.9% (as of March 23, 2024).
For further information on the Company’s loyalty voting structure, see “Item 10.B—Memorandum and Articles of Association.”
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, or has the right to acquire that security within 60 days (including through the exercise of any options or warrants).
The percentages in the table below are computed on the basis of 250,310,263 Ordinary Shares issued and outstanding and 154,981,350 Special Voting Shares A issued and outstanding. The percentages of ownership and voting power in this report are calculated based on the number of outstanding shares (excluding shares held in treasury).

Beneficial Owner	Number of Ordinary Shares	% of Ordinary Shares	Number of Special Voting Shares A	% of Special Voting Shares A Outstanding
>5% holders
Monterubello s.s.(1)(2)	149,734,550	59.8%	149,734,550	96.6%
Strategic Holding Group S.à r.l.(3)	30,282,195	12.1%	—	—
T. Rowe Price Associates, Inc.(4)	12,805,298	5.1%	—	—
Directors
Ermenegildo Zegna di Monte Rubello(5)	8,150,336	3.3%	5,246,800	3.4%
Andrea C. Bonomi	—	—	—	—
Angelica Cheung	—	—	—	—
Domenico De Sole	(*)	(*)	—	—
Sergio P. Ermotti	(*)	(*)	—	—
Ronald B. Johnson	(*)	(*)	—	—
Valerie A. Mars	(*)	(*)	—	—
Michele Norsa	(*)	(*)	—	—
Henry Peter	(*)	(*)	—	—
Anna Zegna di Monte Rubello	(*)	(*)	—	—
Paolo Zegna di Monte Rubello	(*)	(*)	—	—
Senior Management Team
Gianluca Ambrogio Tagliabue	(*)	(*)	—	—
Rodrigo Bazan	(*)	(*)	—	—
Thom Browne	—	—	—	—
Franco Ferraris	(*)	(*)	—	—
Lelio Gavazza	(*)	(*)	—	—
Alessandro Sartori	(*)	(*)	—	—

(*) Less than 1% of the class of shares outstanding.

(1)Monterubello is an Italian società semplice whose quotas are currently held by members of the Zegna family. The directors of Monterubello, as of December 31, 2023, were Ermenegildo Zegna di Monte Rubello (chairman of the board of directors), Paolo Zegna di Monte Rubello (vice chairman of the board of directors), Anna Zegna di Monte Rubello, Angelo Zegna di Monte Rubello, Giovanni Schneider, Alessandro Andrea Trabaldo Togna, Franca Calcia and Riccardo Mulone. Monterubello participates in our loyalty voting program.
(2)As of March 23, 2024, Monterubello’s voting power in Zegna is approximately 73.9%. Such percentage is calculated as the ratio of (i) the aggregate number of Ordinary Shares and Zegna Special Voting Shares A beneficially owned by Monterubello to (ii) 250,310,263 Ordinary Shares issued and outstanding and 154,981,350 Zegna Special Voting Shares A issued and outstanding as of March 23, 2024.
(3)Based on filings with the SEC (Schedule 13G/A filed on February 13, 2024, File No. 005-93353) (the “Schedule 13G/A”). Strategic Holding Group S.à r.l. is governed by a five-member board of managers, which at the time of the SEC filing included Kamel Aliat, Amélie Flammia, Marvin Martins, Alex Browning and John Crostarosa Mowinckel. Action by the five-member board of managers is by simple majority vote. No individual manager on the board of managers has voting or dispositive control over the reported securities and, therefore, no individual manager has or shares beneficial ownership of such securities.
(4)Based on filings with the SEC (Schedule 13G filed on February 14, 2024, File No. 005-93353), T. Rowe Price Associates, Inc. is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) and, out of the Ordinary Shares beneficially owned as set forth in the table, it has sole voting power over 4,880,106 Ordinary Shares.
(5)Mr. Zegna participates in our loyalty voting program. As of March 23, 2024, Mr. Zegna’s voting power in Zegna is approximately 3.1%. Such percentage is calculated as the ratio of (i) the aggregate number of Ordinary Shares and Zegna Special Voting Shares A beneficially owned by Ermenegildo Zegna di Monte Rubello to (ii) 250,310,263 Ordinary Shares issued and outstanding and 154,981,350 Zegna Special Voting Shares A issued and outstanding as of March 23, 2024.
Based on the information in the Company’s shareholder register, as of March 23, 2024, 88,887,773 Ordinary Shares were held in the United States. At the same date, 21 record holders had registered addresses in the United States.
B. Related Party Transactions
The related parties of the Group are all entities and individuals, including their close family members, capable of exercising control, joint control or significant influence over the Group and its subsidiaries, including the Group’s controlling shareholder, Monterubello, as well as other companies owned by Monterubello and its shareholders. Related parties also include the Company’s associates and joint arrangements, members of the Board and executives with strategic responsibilities, as well as their families and entities controlled by them.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.
Transactions carried out by the Group with these related parties are primarily of a commercial and financial nature and mainly relate to:
Transactions with associates
•Transactions with TFI and its subsidiaries (the “TFI Group”), prior to the completion of the TFI Acquisition, related to:
◦a licensing agreement for the production and worldwide distribution of luxury men’s ready to wear and made to measure clothing, footwear and accessories under the TOM FORD brand (which ended with the deliveries of the Fall/Winter 2022 collection), as well as a supply agreement to act as exclusive supplier for certain TOM FORD menswear products starting with the Spring/Summer 2023 collection (for which the supply commenced in 2022);
◦financial loans to TFI that were settled during the period; and

◦a financial guarantee provided in 2020 by the Group to TFI (which at the time was an associate of the Group) for an amount of $7,500 thousand in relation to its payment obligations under a bank loan issued to TFI. Such guarantee was subsequently reduced to $6,875 thousand in 2022 and terminated in 2023 as part of the transactions contemplated by the TFI Acquisition. No amounts were claimed under the guarantee.
•The purchase of raw materials, in particular carded yarns from Filati Biagioli Modesto;
•The purchase of finished products from Norda Run Inc. and Luigi Fedeli e Figlio S.r.l..
Transactions with Monterubello and companies controlled by Monterubello or its shareholders, our directors or members of the Senior Management Team
•The purchase of raw materials, in particular of wool, from Gruppo Schneider S.p.A. and its subsidiaries (the “Schneider Group”).
•The purchase of industrial services, in particular of fabrics’ finishing, from Finissaggio e Tintoria Ferraris S.p.A.
•The purchase of industrial services from Pettinatura di Verrone S.r.l.
•Transactions with PKB Bank AG relating to an interest-bearing loan amounting to €5,000 thousand which was fully repaid in the first half of 2022.
•The Disposition, which was completed in November 2021, of certain of its businesses, through the statutory demerger under Italian law to a new company owned by its existing shareholders. The Disposition included, inter alia, the Company’s real estate business, consisting of the Company’s former subsidiary EZ Real Estate, which directly and indirectly holds substantially all of the real estate assets formerly owned by the Group, as well as certain properties previously owned by Lanificio.
•Following the Disposition, the rental of properties from EZ Real Estate or its subsidiaries under lease agreements.
•Following the Disposition, the Group receives licensing, marketing and other sustainability-related services from Oasi Zegna.
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
•Put contracts entered into as part of the Group’s investments in the Thom Browne Group and Lanificio whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling interests in the Thom Browne Group and Lanificio. In July 2021, the Group purchased the additional 10% of Lanificio for a total consideration of €9,600 thousand, following which the Group owns 100% of Lanificio. In June 2021, the Group purchased an additional 5% of the Thom Browne Group for a total consideration of €30,653 thousand, following which the Group owns 90% of the Thom Browne Group. For additional information relating to the Thom Browne put contract see Note 28 — Other current and non-current financial liabilities to the Consolidated Financial Statements.
Transactions with other related parties connected to directors and shareholders, including in connection with the Business Combination in 2021

•Transactions with UBS Group AG and its subsidiaries (together referred to as the “UBS Group AG”) for borrowings, revolving credit lines and financial assets the Group holds (mainly cash and cash equivalents and other securities), as well as derivative contracts in the course of the Group’s risk management activities. UBS Group AG also provides certain financial guarantees to third parties on behalf of the Group. Following Mr. Sergio Ermotti's appointment as Group Chief Executive Officer of UBS Group AG effective April 5, 2023, UBS Group AG and its subsidiaries qualify as related parties of the Group.
In connection with the closing of the Business Combination and the public listing of the Company (as further described in the Note 1 — General information to the Consolidated Financial Statements), the Company entered into various transactions with Monterubello and other shareholders and related parties, including the following:
•The repurchase by the Company of 54,600,000 of its own shares from Monterubello for total consideration of €455,000 thousand.
•The reimbursement to the Company by Monterubello of a special gift to all employees of the Group for an amount of €10,923 thousand.
•The issuance of 800,000 private warrants to certain Non-Executive Directors, for which the Group recognized personnel costs of €1,236 thousand and an offsetting increase to other reserves within equity for the year ended December 31, 2021. As a result of the warrant redemption completed on February 27, 2023 (the “Warrant Redemption”), there are no remaining private warrants outstanding. For additional information see Note 28 — Other current and non-current financial liabilities to the Consolidated Financial Statements.
•The grant of equity-settled share-based payments to key management. For additional information see Note 37 — Share-based payments to the Consolidated Financial Statements.
In connection with the Business Combination, certain of the Company’s related parties (including certain directors and officers and affiliates of Monterubello) entered into PIPE Subscription Agreements with the Company pursuant to which they subscribed for Ordinary Shares at the closing of the Business Combination. The amount of each such subscription was immaterial. Under the terms of the PIPE Subscription Agreements, such related parties are entitled to certain registration rights in respect of their Ordinary Shares. In addition, at the Closing of the Business Combination, the Company entered into certain agreements with related parties, including the Shareholders Agreement, the Zegna Shareholders Lock-Up Agreement, the IIAC Sponsor Lock-Up Agreement and the Registration Rights Agreement. Such agreements are filed as exhibits to this annual report on Form 20-F.
For additional information on related party transactions see Note 36 — Related party transactions to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.
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
Legal Proceedings

We are party to civil and administrative proceedings (including tax audits) and to legal actions in the normal course of our business, including with respect to lease agreements, labor matters and intellectual property matters. Adverse decisions in one or more of these proceedings could require us to pay substantial damages. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. An accrual is established in connection with pending or threatened litigation if a loss is probable and a reliable estimate can be made. For information regarding provisions made for the legal proceedings we are a party to, please refer to Note 30 — Provisions for risks and charges to the Consolidated Financial Statements.
On June 28, 2021, adidas filed a lawsuit in the Southern District of New York for, among other things, trademark infringement, unfair competition, dilution and various state claims, in connection with Thom Browne’s five color grosgrain ribbon and the four bands on sleeves and pants on its sporting goods, sportswear and athletic wear. Adidas claims these designs allegedly infringe the three stripe marks of adidas. The case was assigned to a jury trial and on January 12, 2023, the jury found that at no time did Thom Browne, Inc. infringe on any of adidas’s trademarks. Adidas has filed a notice of appeal, following which Thom Browne, Inc. has filed a notice of cross-appeal. In addition, based on evidence submitted in another trial against Thom Browne Inc., adidas has filed a motion requesting a new trial based on discovery flaws. The appeal from the jury verdict remains pending before the Court of Appeals and the parties have been called for oral argument on April 17, 2024. The motion for a new trial is pending before the lower court judge who has been notified of the oral argument before the Court of Appeals; we therefore expect a rapid decision on the pending motion to reopen the case.
Meanwhile, the opposition filed by adidas against several trademarks which Thom Browne Inc. filed for registration in the European Union was denied, except with respect to one mark which has yet to be decided. Thom Browne has commenced cancellation proceedings in the European Union as well as in the UK against a number of adidas’ trademarks that could be used to restrain access of Thom Browne Inc.’s products to these markets. As a result, adidas has filed counterclaims for infringement of those marks by Thom Browne Inc.’s use of its grosgrain ribbon signature as well as the four bar design. On challenge, adidas has voluntarily cancelled a number of the marks at issue. The first hearing in the UK is set for July 17, 2024 and trial is expected to conclude during the week of July 24.
In addition, in 2022, adidas commenced a lawsuit before the Nuremberg-Furth District Court in Germany against Thom Browne, Inc. and Thom Browne Retail Italy Srl, alleging Thom Browne’s four-bar signature infringed adidas’ three stripe mark. Counsel’s service of the documentation was flawed and formed the basis of default judgments against both Thom Browne, Inc. and Thom Browne Retail Italy Srl. Upon discovery of the defaults, Thom Browne obtained the suspension of both judgments. The parties have submitted their arguments and are now waiting for the judge to decide or for the District Court to assign a trial period.
All such proceedings remain pending. Thom Browne intends to vigorously defend its position in all the aforementioned proceedings.
On February 17, 2022, the New York Supreme Court in the City of New York issued a judgment dismissing the Group’s claims seeking rescission of a lease of premises in New York City. The trial court found that the lease was still in full force and effect and ordered the Group to pay the amount requested by the landlord as unpaid rent and fees. On March 10, 2022, the landlord filed a complaint requesting the Group to pay the unpaid rent and fees accrued until March 2022. Following the latest developments, the Company had accrued a provision of €28,254 thousand on its balance sheet at December 31, 2021. On July 13, 2022, the Group and the landlord entered into a settlement agreement, following which the Group made a payment of €25,698 thousand and the remaining provision was reclassified to other current liabilities.
Dividend Policy
We aim to grow the Group’s business solidly and steadily, and to create long-term value for our shareholders. Our priority is to invest in the growth of our business while providing return to shareholders. Taking into consideration these priorities, we target a payout ratio of 25% to 30% of the profit attributable to shareholders of the Parent Company, without reducing dividends and at least maintaining or increasing dividends each year. However, any decision to declare and pay dividends in the future will ultimately be made at the discretion of the Board and will depend on the Group’s results of operations, business conditions, financial conditions, earnings, cash balances, commitments, strategic plans and other factors that the Board may deem relevant at the time it recommends approval of any such dividend, including economic and market conditions.

Pursuant to Dutch law and the Articles of Association, the distribution of dividends will take place following the adoption of the annual accounts, from which we will determine whether such distribution is permitted. We may make distributions to our shareholders, whether from profits or from our freely distributable reserves, only insofar as our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus any reserves to be maintained by Dutch law or the Articles of Association.
The Board may resolve to reserve the profits or part of the profits. Any profits remaining after the reservation referred to in the previous sentence by the Board will first be applied to allocate and add to the dividend reserve for each class of Special Voting Shares an amount equal to 1% of the aggregate nominal value of all issued and outstanding Special Voting Shares of that class. The profits remaining after application of the preceding sentence will be at the disposal of the General Meeting, which may resolve to add the remaining profits to the reserves or distribute them to the holders of Ordinary Shares. Distributions of dividends will be made to the Company’s shareholders in proportion to the nominal value of their Ordinary Shares.
Pursuant to Dutch law and the Articles of Association, the Board or the General Meeting at the proposal of the Board will be allowed to resolve upon interim distributions on Ordinary Shares. For this purpose, the Board must prepare an interim statement of assets and liabilities. Such interim statement shall show our financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if (i) an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (ii) our shareholders’ equity exceeds the sum of the paid-up and called-up share capital and any reserves to be maintained by Dutch law or the Articles of Association. Interim distributions will be made in cash, in kind or in the form of Ordinary Shares.
Since Ermenegildo Zegna N.V. is a holding company and its operations are carried out through its subsidiaries, the Company’s ability to pay dividends will primarily depend on the ability of its subsidiaries to generate earnings and to provide it with the necessary financial resources.
In July 2023 the Company made a dividend distribution to the holders of Ordinary Shares of €0.10 per Ordinary Share, corresponding to a total dividend distribution of €25 million.
Subject to the finalization and adoption of the annual statutory accounts of the Company, provided that the distribution is permitted under Dutch law, and also subject to the approval of the proposed distribution by the Company’s 2024 annual General Meeting (which is currently expected to be on June 26, 2024), the Company intends to make a dividend distribution to the holders of Ordinary Shares of €0.12 per share, corresponding to a total dividend distribution to shareholders of approximately €30 million.
B. Significant Changes
Except otherwise disclosed within this report, no significant changes have occurred since the date of the Consolidated Financial Statements.

ITEM 9 THE OFFER AND LISTING
A. Offer and Listing Details
The Ordinary Shares are listed on NYSE under the symbol “ZGN.”
B. Plan of Distribution
Not applicable.
C. Markets
See “—Offer and Listing Details” above.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10 ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Corporate Seat and Place of Effective Management
The Company is a legal entity organized under the laws of the Netherlands. It has its corporate seat (statutaire zetel) in Amsterdam, the Netherlands. The address of the Company is Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy. Since its incorporation the Company has had, and it intends to continue to have, its place of effective management in Italy.
The Company is registered with the Dutch Trade Register. Its trade register number is 84808640.
Share Capital and Form of Shares
At December 31, 2023, the Company’s authorized share capital amounted to €18,700,000, divided into 400,000,000 Ordinary Shares, with a nominal value of €0.02 each, 200,000,000 Special Voting Shares A, with a nominal value of €0.02 each, 50,000,000 Special Voting Shares B, with a nominal value of €0.08 each and 15,000,000 Special Voting Shares C, with a nominal value of €0.18 each. In order to facilitate the Company’s loyalty voting structure, the Articles of Association provide for transitional provisions to increase the authorized share capital when the Board makes the required filings with the Dutch Trade Register.
At December 31, 2023, there were 250,310,263 Ordinary Shares and 154,981,350 Special Voting Shares A issued and outstanding.
At December 31, 2023, 52,394,463 Ordinary Shares were held by the Company in treasury.

All issued and outstanding Ordinary Shares and Special Voting Shares are held in registered form. No share certificates may be issued. All issued Ordinary Shares and Special Voting Shares A have been fully paid up.

Issuance of Shares
The Articles of Association provide that Ordinary Shares and Special Voting Shares may be issued or rights to subscribe for shares may be granted pursuant to a resolution adopted by the General Meeting at the proposal of the Board, or alternatively, by the Board if so designated by the General Meeting. Designation by resolution of the General Meeting cannot be withdrawn unless determined otherwise at the time of designation. The scope and duration of the Board’s authority to issue shares or grant rights to subscribe for shares (such as granting stock options) will be determined by a resolution of the General Meeting and relates, at the most, to all unissued shares in the Company’s authorized capital on the date on which the Board resolves to issue shares or grant rights to subscribe for shares. The duration of this authority may not exceed a period of five years. Designation of the Board as the body authorized to issue shares or grant rights to subscribe for shares may be extended by a resolution of the General Meeting for a period not exceeding five years in each case. The maximum number of shares or rights to subscribe for shares that may be issued or granted by the Board is determined at the time of designation by the General Meeting.
No resolution of the General Meeting or resolution of the Board is required to issue shares pursuant to the exercise of a previously granted right to subscribe for shares.
The General Meeting adopted a resolution prior to the Closing pursuant to which the Board is authorized, for a period of five years from the date of the Closing, to issue Ordinary Shares and grant rights to subscribe for Ordinary Shares up to the authorized share capital from time to time.
Pre-emptive Rights
Under Dutch law and the Articles of Association, each shareholder has a pre-emptive right in proportion to the aggregate number of its Ordinary Shares upon the issuance of new Ordinary Shares or the granting of rights to subscribe for Ordinary Shares. Exceptions to this pre-emptive right include the issuance of new Ordinary Shares or the granting of rights to subscribe for Ordinary Shares: (i) to employees of the Company or another company of its group; (ii) against payment other than in cash; and (iii) to persons exercising a previously granted right to subscribe for Ordinary Shares. Holders of Special Voting Shares will not have pre-emptive rights to acquire newly issued Ordinary Shares or Special Voting Shares and no pre-emptive rights will exist with respect to the issue of Special Voting Shares. In accordance with Dutch law, pre-emptive rights may be exercised during a period of at least two weeks after the announcement of an issuance of new Ordinary Shares or a grant of rights to subscribe for Ordinary Shares in the Dutch State Gazette.
The General Meeting at the proposal of the Board, or alternatively the Board if it has been designated to do so by the General Meeting, has the authority to resolve on the limitation or exclusion of pre-emptive rights upon an issuance of Ordinary Shares or a grant of rights to subscribe for Ordinary Shares. A resolution of the General Meeting to limit or exclude pre-emptive rights or to authorize the Board to do so requires a two-thirds majority of the votes cast if less than half of the issued share capital is represented at a General Meeting. If half or more of the issued share capital is represented at the meeting, this resolution is adopted with a simple majority of the votes cast.
Pursuant to Dutch law, the Board may be designated as the competent body to limit or exclude pre-emption rights for a specified period of time not exceeding five years, but only if the Board has also been authorized or is simultaneously authorized to issue Ordinary Shares. If a proposal is made by the Board to the General Meeting to limit or exclude pre-emptive rights, the reasons for the proposal and the choice of the intended price of issue must be explained in writing.
The General Meeting adopted a resolution prior to the Closing pursuant to which the Board is authorized, for a period of five years from the Closing Date, to limit or exclude pre-emptive rights in connection with an issuance of Ordinary Shares or grant of rights to subscribe for Ordinary Shares.
Repurchase of Shares
The Company and each of its subsidiaries may acquire Ordinary Shares and Special Voting Shares, subject to certain provisions of Dutch law and the Articles of Association and the articles of association of such subsidiary, as applicable. Ordinary Shares or Special Voting Shares may be acquired by the Company or a subsidiary against no consideration or against consideration. Ordinary Shares or Special Voting Shares may only be acquired against consideration if (i) the Company’s shareholders’ equity (eigen vermogen) less the acquisition price is not less than the sum of the paid-up and called-up share capital and any reserves to be maintained by Dutch law or the Articles of Association, (ii) the Company and its subsidiaries would not thereafter hold shares or hold shares as pledgee with an aggregate nominal value exceeding 50% of the Company’s then current issued and outstanding share capital, and (iii) the Board has been designated to do so by its shareholders at a General Meeting. The designation of the Board is not required if the Company acquires fully paid-up Ordinary Shares for the purpose of transferring these to employees of the Group under any applicable equity compensation plan.
On June 27, 2023, the General Meeting adopted a resolution to authorize the Board for a period of 18 months (starting from the date of such meeting, until December 27, 2024) to repurchase Ordinary Shares, on the open market, through privately negotiated repurchases, in self-tender offers, through accelerated repurchase arrangements or through other arrangements, for a total amount up to 10% of the Company’s issued share capital at June 27, 2023. Notwithstanding the foregoing and in accordance with the terms of the resolution, the Board is authorized to repurchase Ordinary Shares representing up to 20% of the Company’s issued share capital at June 27, 2023, if the Company intends to cancel or transfer the repurchased Ordinary Shares within 12 months from the date of such repurchase, at prices ranging from the nominal value of the Ordinary Shares up to 110% of the market price for the Ordinary Shares and provided that (i) for open market or privately negotiated repurchases, the market price shall be the price for the Ordinary Shares on the NYSE at the time of the transaction; (ii) for self-tender offers, the market price shall be the volume weighted average price (the “VWAP”) for the Ordinary Shares on the NYSE during a period, determined by the Board, of no less than one and no greater than five consecutive trading days immediately prior to the expiration of the tender offer; and (iii) for accelerated repurchase arrangements, the market price shall be the VWAP for the Ordinary Shares on the NYSE over the term of the arrangement. The VWAP of any number of trading days shall be calculated as the arithmetic average of the daily VWAP on those trading days.
Reduction of Share Capital
The General Meeting may resolve to reduce the Company’s issued share capital by a cancellation of shares or by reducing the nominal value of the shares by amending the Articles of Association. A resolution to cancel shares may only relate to shares held by the Company itself or all issued shares of any class of Special Voting Shares. A resolution to cancel all issued shares of any class of Special Voting Shares will be subject to approval of the meeting of holders of such class of Special Voting Shares. Cancellation of a class of Special Voting Shares will take place without the repayment of the nominal value of the class of Special Voting Shares, which nominal value will be added to the special capital reserve.
Any reduction of the nominal value of the Ordinary Shares or a class of Special Voting Shares without repayment must be made pro rata on all such shares. Any reduction of the nominal value of the Special Voting Shares will take place without repayment.
A resolution of the General Meeting to reduce the share capital requires a majority of at least two-thirds of the votes cast at a General Meeting if less than half of the issued share capital is represented at the meeting. If half or more of the issued share capital is represented at the meeting, such resolution is adopted with a simple majority of the votes cast.
In addition, Dutch law contains detailed provisions regarding the reduction of share capital. A resolution to reduce the issued share capital shall not take effect before a two-month creditor opposition period has lapsed.
Transfer of Shares
Pursuant to Dutch law and the Articles of Association, the transfer of Ordinary Shares or Special Voting Shares (in each case, other than in book-entry form) or the creation of a right in rem on such shares requires a deed intended for that purpose and, save when the Company is a party to the deed, written acknowledgment by the Company of the transfer or the creation.
Pursuant to the Articles of Association, for as long as Ordinary Shares are listed on a regulated foreign stock exchange, the Board may resolve, in accordance with applicable Dutch law, that the preceding paragraph shall not apply to the Ordinary Shares that are registered in the part of the shareholders register which is kept outside the Netherlands by a registrar appointed by the Board for the purpose of the listing on such foreign stock exchange and that the property law aspects of such shares shall be governed by the law of the state of establishment of such stock exchange or by the law of the state in which deliveries and other legal acts under property law relating to the Ordinary Shares can or must be made with the consent of such stock exchange.
Pursuant to Dutch law and the Articles of Association, the Ordinary Shares are freely transferable. The Ordinary Shares which are registered in the Loyalty Register to participate in the Company’s loyalty voting structure are subject to the transfer restrictions described under “—Terms and Conditions of the Special Voting Shares—Cancellation of Special Voting Shares.”
No Liability to Further Capital Calls
All issued Ordinary Shares and Special Voting Shares A have been fully paid up.
Discriminating Provisions
There are no provisions in the Articles of Association that discriminate against a shareholder because of its ownership of a certain number of shares.
Dividends and Other Distributions
Pursuant to Dutch law and the Articles of Association, the distribution of dividends will take place following the adoption of the annual accounts, from which the Company will determine whether such distribution is permitted. The Company may make distributions to its shareholders, whether from profits or from the Company’s freely distributable reserves, only insofar as the Company’s shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus any reserves to be maintained by Dutch law or the Articles of Association.
The Board may resolve to reserve the profits or part of the profits. Any profits remaining after the reservation referred to in the previous sentence by the Board will first be applied to allocate and add to the dividend reserve for each class of Special Voting Shares an amount equal to 1% of the aggregate nominal value of all issued and outstanding Special Voting Shares of that class. The profits remaining after application of the preceding sentence will be at the disposal of the General Meeting, which may resolve to add the remaining profits to the reserves or distribute them to the holders of Ordinary Shares. Distributions of dividends will be made to the Company’s shareholders in proportion to the nominal value of their Ordinary Shares.
Pursuant to Dutch law and the Articles of Association, the Board or the General Meeting at the proposal of the Board are allowed to resolve upon interim distributions on Ordinary Shares. For this purpose, the Board must prepare an interim statement of assets and liabilities. Such interim statement shall show the Company’s financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if (i) an interim statement of assets and liabilities is drawn up showing that the funds available for distribution are sufficient, and (ii) the Company’s shareholders’ equity exceeds the sum of the paid-up and called-up share capital and any reserves to be maintained by Dutch law or the Articles of Association. Interim distributions may be made in cash and in kind (such as in the form of Ordinary Shares).
Holders of Special Voting Shares will not receive any dividends in respect of the Special Voting Shares; however, the Company will maintain a separate dividend reserve for each class of Special Voting Shares for the sole purpose of the allocation of the mandatory minimal profits that accrue to the Special Voting Shares (as further described under “—Loyalty Voting Structure”). Any distribution out of a special voting shares dividend reserve or the partial or full release of any such reserve will require a prior proposal from the Board and a resolution of the meeting of holders of the relevant class of Special Voting Shares, and will be made exclusively to the holders of the relevant class of Special Voting Shares in proportion to the aggregate nominal value of such relevant class of Special Voting Shares.
Distributions are payable on the day determined by the Board. Distributions will lapse if the distributions are not claimed within five years and one day following the date when they became payable.

Board of Directors
Board Composition
Pursuant to the Articles of Association, the Company has a one-tier board consisting of one or more Executive Directors and one or more Non-Executive Directors. The Board determines the number of Executive Directors and Non-Executive Directors, provided that the majority of the Board will consist of Non-Executive Directors.
The Board is currently composed of eleven members, as described in “Item 6.A—Directors and Senior Management—Board of Directors.”
The Board has adopted a diversity and inclusion policy for the Board to ensure gender representation, diversity and inclusion on the Board in accordance with applicable law and in pursuit of best market practices.
The Executive Directors are primarily responsible for all day-to-day operations of the Company. The Non-Executive Directors, among others, supervise (i) the Executive Directors’ policy and performance of duties and (ii) the Company’s general affairs and its business, and render advice and direction to the Executive Directors. The Non-Executive Directors furthermore perform any duties allocated to them under or pursuant to Dutch law or the Articles of Association. The Executive Directors will timely provide the Non-Executive Directors with the information they need to carry out their duties.
The Board may allocate its duties and powers among the Directors and the committees of the Board in or in accordance with the Board Regulations or otherwise in writing.
The Board may in its discretion grant one of the Non-Executive Directors the title Vice Chairman and may grant such additional titles the Board deems appropriate to any Director. The Board determines which Non-Executive Director will act as Lead Non-Executive Director and chair (voorzitter) as referred to under Dutch law.
Nomination and Appointment
Directors are appointed by the General Meeting on a binding nomination by the Board, provided that one Non-Executive Director is appointed on a binding nomination by the IIAC Sponsor if at the time of the convocation of the relevant General Meeting the Sponsor Group satisfies the Minimum Holding Requirement. The nomination of the Sponsor Nominee by the IIAC Sponsor is subject to the approval of the Board in its discretion if he or she has not previously served as Director.
The IIAC Sponsor’s right to make a nomination for Non-Executive Director will lapse with immediate effect if the Sponsor Group fails to satisfy the Minimum Holding Requirement, provided that if such failure is not caused by a sale or transfer of Ordinary Shares by any member of the Sponsor Group, the IIAC Sponsor’s nomination right will lapse if such failure continues for a period of 20 trading days from the date on which any member of the Sponsor Group had knowledge of such failure. Upon the termination of the nomination right, the Sponsor Nominee (or any temporary Director replacing a Sponsor Nominee) shall resign from the Board with immediate effect at the request of the Company.
The General Meeting will at all times be allowed to overrule a binding nomination for the appointment of a Director by a simple majority of the votes cast, representing more than one-third of the Company’s issued share capital. If a majority of the votes are cast in favor of overruling the binding nomination, but that majority does not represent more than one third of the Company’s issued share capital, a new General Meeting may be convened at which the resolution to overrule the binding nomination may be adopted by a simple majority of the votes cast, regardless of the Company’s issued share capital represented by that majority.
In the event the binding nomination for the appointment of any Director other than the Sponsor Nominee is overruled, the Board is allowed to make a new binding nomination to fill the vacancy. In the event that also this binding nomination is overruled, the General Meeting shall be free to appoint a Director to fill the vacancy. In the event the binding nomination for the appointment of the Sponsor Nominee is overruled, the IIAC Sponsor may make a new binding nomination to fill the vacancy, provided that at the time of the convocation of the relevant General Meeting, the Sponsor Group satisfies the Minimum Holding Requirement.

Term of Office; Suspension; Dismissal; Conflict of Interest
Each Director is appointed for a term ending at the close of the first annual General Meeting following his or her appointment. Each Director may be reappointed.
The General Meeting may at all times suspend or dismiss a Director. Such resolution will require a majority of at least two-thirds of the votes cast, representing more than half of the Company’s issued share capital, or, if such resolution is proposed by the Board, by a simple majority of the votes cast, representing more than half of the Company’s issued share capital. A Director will not participate in the deliberations and decision-making process if such Director has a direct or indirect personal conflict of interest with the Company and its associated business enterprise. If the Board is unable to adopt a resolution as a result of all Directors being unable to participate in the deliberations and decision-making process due to a conflict of interest, the resolution may nevertheless be adopted by the Board.
Liability of Directors
Pursuant to Dutch law, each Director may be held jointly and severally liable to the Company for damages in the event of improper or negligent performance of his or her duties. Furthermore, Directors may be held liable to third parties based on tort pursuant to certain provisions of the Dutch Civil Code. All Directors are jointly and severally liable for failure of one or more co-directors. An individual Director will only be exempt from liability if he or she proves that he or she cannot be held culpable for the mismanagement and that he or she has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard a Director may, however, refer to the allocation of tasks among the Directors.
Board Regulations
Pursuant to the Articles of Association, the Board has adopted regulations dealing with its internal organization, the manner in which decisions are taken, the place and manner in which meetings are held, the composition, the duties and organization of committees of the Board and any other matters concerning the Board, Directors and committees established by the Board.
Decision-making
Pursuant to the Board Regulations, the Board strives to adopt its resolutions by consensus. If this is not possible, resolutions are adopted by a majority of votes cast, unless provided otherwise by the Board Regulations. In the event of a tied vote, the proposal is rejected, unless the Board Regulations provide otherwise. Each Director shall have one vote.
Pursuant to the Board Regulations, the Board will only adopt resolutions at a meeting if the majority of the directors entitled to vote is present or represented at the meeting. If the Lead Non-Executive Director and the Chairperson believe there is an urgent situation that requires an immediate resolution by the Board, they may decide that the aforementioned quorum requirement does not apply provided that (i) at least two Directors entitled to vote are present or represented at the meeting including at least one Executive Director (provided, however, that any such Executive Director is entitled to vote on the matters being considered), and (ii) reasonable efforts have been made to involve the other Directors in the decision-making.
The Articles of Association and Dutch law provide that resolutions of the Board regarding an important change in the Company’s identity or character or its associated business enterprise are subject to the approval of the General Meeting. Such resolutions include in any event: (i) the transfer of the business enterprise, or practically the entire business enterprise to a third party; (ii) concluding or cancelling a long-lasting cooperation of the Company or a subsidiary with another legal entity or company or as a fully liable partner in a partnership, provided that the cooperation or cancellation is of material significance to the Company; and (iii) acquiring or disposing of a participating interest in the share capital of a company with a value of at least one-third of the Company’s assets, as shown in the consolidated balance sheet with explanatory notes according to the last adopted annual accounts, by the Company or a subsidiary.
Representation
The Board as a whole and any Executive Director acting individually are authorized to represent the Company. The Board may authorize one or more persons, whether or not employed by the Company, to represent the Company on a continuing basis or authorize in a different manner one or more persons to represent the Company.

Indemnification of Directors and Officers
Under Dutch law, indemnification provisions may be included in a company’s articles of association. Pursuant to the Articles of Association, the Company is required to indemnify any and all of the Directors, officers, former Directors, former officers and any person who may have served at its request as a director or officer of a subsidiary of the Company, who were or are made a party or are threatened to be made a party or are involved in, any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each, a “Proceeding”), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding against any and all liabilities, damages, documented expenses (including attorney’s fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Notwithstanding the above, no indemnification will be made (i) in respect of any claim, issue or matter as to which any of the above-mentioned indemnified persons will be adjudged in a final and non-appealable decision to be liable for gross negligence or willful misconduct in the performance of such person’s duty to the Company or (ii) to the extent that the costs or the capital losses of the above-mentioned indemnified persons are paid by another party or covered by an insurance policy and the insurer has paid out these costs or capital losses. This indemnification by the Company will not be exclusive of any other rights to which those indemnified may be entitled otherwise.
Loyalty Voting Structure
The Company has adopted a loyalty voting structure, in order to strengthen the stability of the Company and foster the development and the continuous involvement of a stable base of long-term the Company shareholders.
The Special Voting Shares are governed by the provisions included in the Articles of Association and the Terms and Conditions of the Special Voting Shares. These documents govern the issuance, allocation, acquisition, conversion, sale, holding, repurchase and transfer of the Special Voting Shares and certain aspects of the registration of the Ordinary Shares in the Loyalty Register.
The loyalty voting structure provides the Company shareholders with the opportunity to participate in the loyalty voting structure by requesting the Company to register all or some of their Ordinary Shares in the Loyalty Register. The registration of Ordinary Shares in the Loyalty Register will block such shares from trading on the NYSE. If a number of Ordinary Shares have been registered in the Loyalty Register for an uninterrupted period of two years in the name of the same shareholder, such shares become eligible to receive Special Voting Shares A. The relevant shareholder will receive one Special Voting Share A per eligible Ordinary Share. Each Special Voting Share A will automatically be converted into a Special Voting Share B and each Special Voting Share B will automatically be converted into a Special Voting Share C, upon the issuance of the relevant conversion statement by the Company. The requirements for the conversions are:
•after holding a number of Ordinary Shares for an uninterrupted period of five years following the registration of such number of Ordinary Shares in the Loyalty Register, and without such number of Ordinary Shares being de-registered from the Loyalty Register in such period, each Special Voting Share A corresponding to such number of Ordinary Shares will automatically be converted into a Special Voting Share B; and
•after holding a number of Ordinary Shares for an uninterrupted period of ten years following the registration of such number of Ordinary Shares in the Loyalty Register, and without such number of Ordinary Shares being de-registered from the Loyalty Register in such period, each Special Voting Share B corresponding to such number of Ordinary Shares will automatically be converted into a Special Voting Share C.
Each class of Special Voting Shares will entitle the relevant holders to the following number of votes, in addition to the voting rights attached to each Ordinary Share:
•each Special Voting Share A will entitle its holder with one extra vote;
•each Special Voting Share B will entitle its holder with four extra votes; and
•each Special Voting Share C will entitle its holder with nine extra votes.
If, at any time, a number of Ordinary Shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder will lose its entitlement to hold a corresponding number of Special Voting Shares.

A holder of Ordinary Shares registered in the Loyalty Register is allowed to request the de-registration of some or all of such shares from the Loyalty Register at any time, which will allow such shareholder to freely trade such shares. From the moment of such a request, the holder of the Ordinary Shares registered in the Loyalty Register will be considered to have waived his or her rights to cast any votes associated with the Special Voting Shares to be de-registered from the Loyalty Register. Upon the de-registration from the Loyalty Register, the holder of the relevant number of Ordinary Shares will cease to be entitled to receive Special Voting Shares. Any de-registration request will automatically trigger a mandatory transfer requirement pursuant to which the relevant Special Voting Shares will be acquired by the Company for no consideration (om niet) in accordance with the Terms and Conditions of the Special Voting Shares.
The Ordinary Shares are freely transferable (subject to the limitations described under “—Transfer of Shares” above). However, any transfer or disposal of Ordinary Shares registered in the Loyalty Register not permitted by the Terms and Conditions of the Special Voting Shares will trigger the de-registration of such shares from the Loyalty Register and the transfer of all corresponding Special Voting Shares to the Company.
The Special Voting Shares are not listed and are transferable only in very limited circumstances (including, among other things, transfers to certain affiliates or to relatives through succession, donation or other transfers, provided that the corresponding Ordinary Shares registered in the Loyalty Register are also transferred to such party, or transfers with the approval of the Board). In particular, no shareholder will be allowed to, directly or indirectly: (a) sell, dispose of, trade or transfer any Special Voting Shares or otherwise grant any right or interest in any Special Voting Share, other than as permitted pursuant to the Articles of Association or the Terms and Conditions of the Special Voting Shares; or (b) establish or permit to establish any pledge, lien, fixed or floating charge or other encumbrance over any Special Voting Share or any interest in any Special Voting Share.
The purpose of the loyalty voting structure is to grant long-term shareholders extra voting rights by means of granting Special Voting Shares, without entitling such shareholders to any economic rights, other than those pertaining to the Ordinary Shares. However, under Dutch law, the Special Voting Shares cannot be totally excluded from economic entitlements. As a result, pursuant to the Articles of Association, holders of Special Voting Shares will be entitled to a minimum dividend, which is allocated to separate special voting shares dividend reserves. Any distribution out of a special voting shares dividend reserve or the partial or full release of any such reserve will require a prior proposal from the Board and a resolution of the meeting of holders of the relevant class of Special Voting Shares, and will be made exclusively to the holders of the relevant class of Special Voting Shares in proportion to the aggregate nominal value of the relevant class of their Special Voting Shares. The powers to vote upon the distribution from the special voting shares dividend reserve and the cancellation of all issued Special Voting Shares of a specific class are the only powers that are granted to the meeting of holders of Special Voting Shares of the relevant class pursuant to Articles of Association.
The Board is allowed to amend the Terms and Conditions of the Special Voting Shares, provided, however, that any material, not merely technical amendment will be subject to approval of the General Meeting, unless such amendment is required to ensure compliance with applicable laws and or stock exchange rules.
Special Voting Shares Foundation
Pursuant to the Articles of Association, a Dutch foundation (stichting) (the “SVS Foundation”) has the right to subscribe for a number of Special Voting Shares A, Special Voting Shares B and Special Voting Shares C up to the number of such class of Special Voting Shares included in the Company’s authorized share capital from time to time. The SVS Foundation is only allowed to exercise the option right to facilitate the loyalty voting structure set forth in the Articles of Association and the Terms and Conditions of the Special Voting Shares.
The option right is granted to the SVS Foundation for an unlimited period and is intended to ensure that holders of eligible Ordinary Shares in the future will receive their Special Voting Shares without requiring a resolution from the General Meeting. Under the structure of the SVS Foundation, once a shareholder of the Company becomes entitled to receive Special Voting Shares A, the Company will issue such Special Voting Shares A to the SVS Foundation pursuant to the SVS Foundation’s exercise of its option right and, thereafter, the SVS Foundation will transfer the Special Voting Shares A to such shareholder. To the extent required, and only if the Company fails to issue a conversion statement, the SVS Foundation will have the right to subscribe for Special Voting Shares B and Special Voting Shares C to facilitate the loyalty voting structure.

Terms and Conditions of the Special Voting Shares
The Terms and Conditions of the Special Voting Shares apply to the issuance, allocation, acquisition, conversion, sale, holding, repurchase and transfer of the Special Voting Shares and certain aspects of the registration of the Ordinary Shares in the Loyalty Register.
Special Capital Reserve
The Company will maintain a special capital reserve, exclusively for the purpose of facilitating the issuance, conversion, or cancellation of the Special Voting Shares. The amounts required to maintain the special capital reserve will be charged exclusively against the Company’s share premium reserve. Without prejudice to the next sentence, no distributions shall be made from the special capital reserve. The Board will be authorized to resolve upon (i) any distribution out of the special capital reserve to pay-up the Special Voting Shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserves the Company will maintain.
Cancellation of Special Voting Shares
Following a mandatory transfer to the Company of Special Voting Shares after a de-registration of eligible Ordinary Shares from the Loyalty Register, the Company will be allowed to continue to hold the Special Voting Shares as treasury shares, but will not be entitled to vote on any such treasury shares. Alternatively, the Company will be allowed to cancel the Special Voting Shares held in treasury, as a result of which the nominal value of such shares will be added to the special capital reserve. The Company will also be allowed to cancel all issued and outstanding Special Voting Shares of a specific class, subject to approval of the meeting of holders of the relevant class of Special Voting Shares. Consequently, the loyalty voting feature will terminate, and the relevant Ordinary Shares will be de-registered from the Loyalty Register. No shareholder, who will be required to transfer Special Voting Shares to the Company pursuant to the Terms and Conditions of the Special Voting Shares will be entitled to any consideration for such Special Voting Shares and each shareholder will expressly waive any rights in that respect as a condition to participation in the loyalty voting structure.
Change of Control
A shareholder with Ordinary Shares registered in the Loyalty Register must promptly notify the Company in the event of a change of control (as such term is defined in the Terms and Conditions of the Special Voting Shares) with respect to such shareholder and must make a de-registration request with respect to all his or her Ordinary Shares registered in the Loyalty Register. The de-registration request leads to a transfer of the Special Voting Shares as described under “—Board of Directors—Loyalty Voting Structure.” Notwithstanding the Company not receiving any such notification, it will be allowed, upon becoming aware of a change of control, to initiate the de-registration of the relevant shareholder’s Ordinary Shares from the Loyalty Register.
Affirmative Vote of the Sponsor Nominee
Pursuant to the Articles of Association, the affirmative vote of the Sponsor Nominee is required for resolutions of the Board concerning the following matters, provided that the Sponsor Group satisfies the Minimum Holding Requirement:
•making a proposal to the General Meeting concerning any amendment of the Articles of Association which adversely affects the rights of the IIAC Sponsor specifically (as opposed to its rights arising from the ownership of Ordinary Shares or Special Voting Shares that are shared on a pro rata basis by the other holders of the same class);
•cessation or material alteration of the principal business of the Company, including a material change to its corporate purpose, or change of jurisdiction of organization;
•expansion of the Board to more than fifteen members without granting the IIAC Sponsor the right to nominate an additional Director to preserve its proportional representation;
•dissolution or termination of any standing committee of the Board;
•deregistration of the Company or delisting of the Ordinary Shares from the NYSE; and

•making a proposal to the General Meeting for the appointment or removal of the Company’s independent auditors, but only if the replacement is not from among Deloitte, Ernst & Young, KPMG or PricewaterhouseCoopers.
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
General Meetings
General Meetings will be held in Amsterdam, Haarlemmermeer (which includes Schiphol Airport), The Hague or Rotterdam, the Netherlands. The annual General Meeting shall be held no later than six months after the end of the financial year on the date and at the place mentioned in the convocation notice. Additional extraordinary General Meetings may also be held whenever considered appropriate by the Board. Pursuant to Dutch law, one or more shareholders, who solely or jointly represent at least 10% of the issued and outstanding share capital, may request the Board to convene a General Meeting. If the Board has not taken the steps necessary to ensure that a General Meeting is held within the relevant statutory period after the request, the requesting person(s) may, at his/her/their request, be authorized by a court in preliminary relief proceedings to convene a General Meeting.
General Meetings shall be convened by an announcement in a Dutch daily newspaper and a notice, which shall include an agenda stating the items to be discussed, including for the annual General Meeting, among other things, the discussion and adoption of the annual accounts, appropriation of the Company’s profits, and proposals relating to the Board, including the appointment or re-appointment of Directors and the filling of any vacancies in the Board. In addition, the agenda shall include such items as have been included therein by the Board. One or more of shareholders, alone or together, representing at least 3% of the issued and outstanding share capital may also request to include items in the agenda of a General Meeting.
Requests must be made in writing and received by the Board at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those which have been included in the agenda. In accordance with the DCGC, a shareholder may only request the inclusion of an item on the agenda after consulting the Board in that respect. If one or more of the Company’s shareholders intend to request that an item be put on the agenda for a General Meeting that may result in a change in the Company’s strategy, pursuant to the DCGC, the Board may invoke a response time of a maximum of 180 days until the day of the General Meeting. In addition, if shareholders request a change to the composition of the Board or of corresponding provisions in the Articles of Association, and in the case of an unsolicited public offer, a statutory response time may be invoked by the Board pursuant to Dutch law, being a period of, depending on the circumstances, no more than 250 days. The General Meeting is presided over by the Chairperson or, if the Chairperson is absent or no Director has been designated as Chairperson, by the Lead Non-Executive Director.
The Directors may attend a General Meeting in person or by electronic means of communication. The chairperson of the meeting may decide at his or her discretion to admit other persons to the meeting.
The external auditor of the Company may attend the annual General Meeting in which the annual accounts are discussed.
Record Date
When convening a General Meeting, the Board is allowed to determine that persons with the right to vote or attend such meeting are considered those persons who have these rights at the 28th day prior to the date of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board for such purpose, regardless of whether they have these rights at the date of the meeting. In order for a person to be able to attend a General Meeting and to have the right to vote in such meeting, such person must notify the Company in writing of his or her intention to do so no later than on the day and in the manner mentioned in the convocation notice for the General Meeting.
Voting Rights and Quorum at General Meetings
Each Ordinary Share and each Special Voting Share A confers the right to cast one vote, each Special Voting Share B confers the right to cast four votes and each Special Voting Share C confers the right to cast nine votes in a General

Meeting. For more information about the Special Voting Shares, please refer to “—Board of Directors—Loyalty Voting Structure.” No votes may be cast at a General Meeting on shares held by the Company or the Company’s subsidiaries. Nonetheless, the holders of a right of usufruct in respect of Ordinary Shares are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was acquired by the Company or any of the Company’s subsidiaries. The Company may not cast votes on shares in respect of which the Company or a subsidiary holds a right of usufruct or a right of pledge. Unless Dutch law or the Articles of Association state otherwise, all resolutions adopted at the General Meeting are adopted with a simple majority of the votes cast.
No quorum requirements apply.
Pursuant to Dutch law, when determining the extent to which shareholders vote, are present or represented, or the extent to which the share capital is present or represented, no account shall be taken of shares in respect of which the law or the Articles of Association provide that no votes may be cast.
Meetings of Holders of Shares of a Specific Class
Meetings of holders of shares of a specific class will be held whenever the Board calls such meetings.
Meetings of holders of shares of a specific class may be convened no later than on the sixth day before the day of such meeting. The provisions applicable to General Meetings, except those concerning the frequency, notice period and the Record Date, will apply mutatis mutandis to the meetings of holders of shares of a specific class. See “—General Meetings—Voting Rights and Quorum at General Meetings.”
Annual Accounts and Independent Auditor
The Company’s financial year coincides with the calendar year. Within five months after the end of each financial year, which period may be extended with five months upon a resolution of the General Meeting on grounds of special circumstances, the Board will prepare and publish the annual accounts, consisting of a balance sheet, a profit and loss account and explanatory notes and which must be accompanied by a management report and auditor’s report, alongside any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of the NYSE. All Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated.
The annual accounts are to be adopted by the General Meeting. The annual accounts, the management report and independent auditor’s report will be made available at the Company’s address to the shareholders for review as from the day of the notice convening the General Meeting at which they are discussed.
Amendments to the Articles of Association
A resolution of the General Meeting to amend the Articles of Association may only be adopted by the General Meeting at the proposal of the Board, which proposal requires the affirmative vote of the Sponsor Nominee if any amendment adversely affects the rights of the IIAC Sponsor specifically, as described under “—Affirmative Vote of the Sponsor Nominee.” A resolution regarding the amendment of the Articles of Association will require a simple majority of the votes cast.
Dissolution and Liquidation
The Company may only be dissolved by a resolution of the General Meeting at the proposal of the Board. If a resolution to dissolve the Company is to be submitted to the General Meeting, this must in all cases be stated in the convocation notice for the relevant General Meeting. If the General Meeting resolves to dissolve the Company, the members of the Board will be charged with the liquidation of the business, unless the General Meeting resolves otherwise at the proposal of the Board. During liquidation, the provisions of the Articles of Association will remain in force as long as possible.
If the Company is dissolved and liquidated, whatever remains of the Company’s equity after all its debts have been satisfied will be divided. Firstly, the balance of the dividend reserve for each class of Special Voting Shares will be for the benefit of the holders of Special Voting Shares of that class in proportion to the aggregate nominal value of the class of their

Special Voting Shares. Any balance remaining will be for the benefit of the holders of Ordinary Shares in proportion to the aggregate nominal value of Ordinary Shares held by each of them.
Squeeze Out
Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who, for his or her own account, holds at least 95% of the Company’s issued and outstanding share capital may initiate proceedings against the other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Dutch Enterprise Chamber (Ondernemingskamer) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil procedure (Wetboek van Burgerlijke Rechtsvordering). The Dutch Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one to three expert(s) who will offer an opinion to the Dutch Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Dutch Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a Dutch national daily newspaper.
Financial Reporting under Dutch Law
The Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving, the “FRSA”), applies to the Company’s financial reporting. Under the FRSA, the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten, “AFM”) supervises the application of financial reporting standards by, among others, companies whose corporate seats are in the Netherlands and whose securities are listed on a regulated market within the EU or on an equivalent third (non-EU) country market. As the Company has its corporate seat in the Netherlands and the Ordinary Shares are listed on the NYSE, the FRSA is applicable to the Company.
Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from the Company regarding the application of the applicable financial reporting standards and thereafter (ii) make informal arrangements with the Company that must be observed in the future or make a notification to the Company that its financial reports do not meet the applicable financial reporting standards, which notification may be accompanied by a recommendation to the Company to issue a press release on the subject matter. If the Company does not comply or comply adequately with such a request or recommendation, the AFM may request that the Dutch Enterprise Chamber orders the Company to (i) provide an explanation on the way it has applied the applicable financial reporting standards to its financial reports or (ii) prepare its financial reports in accordance with the Dutch Enterprise Chamber’s instructions.
Certain Insider Trading and Market Manipulation Laws
Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 (the “MAR”) on abuse rules does not apply to the Company or to the Ordinary Shares as the Ordinary Shares are solely listed on the NYSE, a stock exchange outside the European Economic Area. As a result, there are no EU rules or Dutch rules applicable to the Company relating to market abuse, such as insider trading, tipping, market manipulation and notification rules for director dealings.
Certain Disclosure and Reporting Obligations of the Company
As the Company has its corporate seat in the Netherlands and has its Ordinary Shares listed on a third (non-EU) country market equivalent to a regulated market (i.e. NYSE), the Company is subject to the DCGC. The DCGC contains both principles and suggested governance provisions for one-tier boards, executive and non-executive directors, shareholders and general meetings, financial reporting, auditors, disclosure compliance and enforcement standards.
While the Company intends to endorse the principles and best practice provisions of the DCGC, it does not apply all best practice provisions. The DCGC is based on a “comply or explain” principle. Accordingly, the Company is required to disclose in its management report publicly filed in the Netherlands whether or not it is complying with the various provisions of the DCGC. If the Company does not comply with one or more of those provisions (e.g., because of a conflicting NYSE requirement or U.S. market practice), the Company is required to explain the reasons for such non-compliance in its Dutch statutory annual report relating to the fiscal year under review.

Registration Rights and Lock-Up Arrangements
Concurrently with the Closing, the Company, the Zegna Initial Shareholders, the IIAC Sponsor and the IIAC Initial Shareholders (collectively, the “Holders”) entered into the Registration Rights Agreement, pursuant to which, among other things, the Holders have been granted certain registration rights with respect to certain Ordinary Shares and other equity securities of the Company held by the Holders from time to time. Pursuant to the Registration Rights Agreement, the Company has filed a registration statement registering for resale certain Ordinary Shares and other equity securities of the Company held by the Holders. At any time and from time to time after the expiration of any lock-up to which a Holder’s shares are subject, if any, any Holder will be able to request to sell all or a portion of its registrable securities in an underwritten offering so long as the aggregate gross proceeds from the offering are reasonably expected to exceed $50 million. The Company will under no circumstances be obligated to effect (i) more than 3 underwritten offerings in the aggregate in respect of all registrable securities held by the Zegna Initial Shareholders or (ii) more than 3 underwritten offerings in the aggregate in respect of all registrable securities held by the IIAC Initial Shareholders. The Registration Rights Agreement also provides for customary “piggyback” registration rights, subject to certain requirements and customary cut-backs. The Registration Rights Agreement also contains customary provisions regarding indemnification and contribution.
Concurrently with the execution of the Business Combination Agreement, IIAC and the Company entered into the PIPE Subscription Agreements with certain investors, which provided customary registration rights to investors. In accordance with the PIPE Subscription Agreements, the Company filed with the SEC a registration statement registering the resale of such shares. The Company will use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the third anniversary of the Closing; (ii) the date the subscribers cease to hold any shares issued pursuant to the PIPE Subscription Agreements (the “registrable shares”); or (iii) the date all registrable shares may be sold by the subscribers under Rule 144 within 90 days without the public information, volume or manner of sale limitations of such rule. The PIPE Subscription Agreements for the Insider PIPE Subscribers contained certain restrictions on transfer with respect to the shares issued pursuant to such PIPE Subscription Agreements, which expired on December 17, 2022.
Concurrently with the Closing, the IIAC Sponsor and the IIAC Initial Shareholders entered into the IIAC Sponsor Lock-Up Agreement with the Company. Pursuant to the IIAC Sponsor Lock-Up Agreement, among other things, the IIAC Sponsor (together with any other IIAC affiliates) agreed to maintain beneficial ownership of a number of Ordinary Shares representing at least 40% of the IIAC Sponsor’s initial stake immediately following the Closing (excluding, for the avoidance of doubt, Ordinary Shares acquired in the PIPE Financing) for a period of at least 36 months following the Closing Date.
Shareholders Agreement
Concurrently with the Closing, the Company, Monterubello, Ermenegildo (Gildo) Zegna and the IIAC Sponsor entered into the Shareholders Agreement, pursuant to which, among other things, for so long as the Sponsor Group satisfies the Minimum Holding Requirement, (i) the parties thereto will, and will cause their respective controlled affiliates to, exercise their rights and powers such that the Sponsor Nominee will only be (a) suspended as a Director if so requested in writing by the IIAC Sponsor unless the Board reasonably determined that not suspending the Sponsor Nominee would be in breach of the Board’s fiduciary duties and (b) dismissed as a Director if so requested in writing by the IIAC Sponsor or in the case of fraud or willful misconduct in the performance of the Sponsor Nominee’s office as a Non-Executive Director, (ii) the Company will offer the Sponsor Nominee the opportunity to be proposed to the Board for appointment to serve on the Audit Committee and/or the Compensation Committee and (iii) the IIAC Sponsor will have the right to participate in certain capital raises of the Company on the terms and subject to the exceptions contained in the Shareholders Agreement.
For so long as the Sponsor Group satisfies the Minimum Holding Requirement and subject to the conditions contained in the Shareholders Agreement, the Company will also (i) consult with the IIAC Sponsor and solicit and consider its views in good faith before (a) entering into any major, transformative acquisition involving a merger with a similarly situated fashion or luxury goods company or (b) determining to pay an extraordinary cash dividend, and (ii) provide access to senior representatives of the IIAC Sponsor to interact with (a) the Chief Financial Officer and Chief Operating Officer of the Company monthly and (b) the Chief Executive Officer of the Company quarterly, in each case to ask questions about the affairs of the Company, provided that, in each case, neither the Company nor its senior representatives shall be under any obligation to disclose any confidential or non-public information.

C. Material Contracts
Information regarding certain material contracts is included in this report under “Item 10.B—Memorandum and Articles of Association” and is incorporated herein by reference. See also Note 28 — Other current and non-current financial liabilities to the Consolidated Financial Statements for information on the put option arrangements with Thom Browne.
D. Exchange Controls
Under Dutch law, there are no exchange control restrictions on investments in, or payments on, the Ordinary Shares. There are no special restrictions in the Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the Ordinary Shares.
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
•U.S. expatriates;
•Investors subject to the U.S. “inversion” rules; and
•Holders owning or considered as owning (directly, indirectly or through attribution) (5% measured by vote or value) or more of the Ordinary Shares; and
•Person who received any of the Company’s stock or warrants as compensation.

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
U.S. Holders
Dividends and Other Distributions on Ordinary Shares
Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company (“PFIC”) Rules,” distributions on Ordinary Shares generally will be taxable as dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Ordinary Shares and will be treated as described below under the heading “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent), which, as described below under the heading “— Material Dutch Tax Considerations—Company’s Shares and Warrants” and “—Material Italian Tax Considerations—Ordinary Shares and Warrants Taxation in Italy” is expected to be in respect of Italian, and not Dutch, taxes. The Company does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles, and accordingly, U.S. Holders should expect to generally treat distributions on Ordinary Shares as dividends taxable at the highest U.S. tax rates.
In the case of a U.S. Holder that is a corporation owning at least 10 percent of the Company’s shares by vote and value, a dividend received by such a U.S. Holder on a share of the Company may be eligible for a dividends-received deduction with respect to the U.S. source portion of such dividends. Any such corporate U.S. Holders must have owned such shares for over 46 days during the 91-day period beginning on the date which is 45 days before the ex-dividend date. The U.S. Tax Code also provides a dividends-received deduction for a dividend received from a “specified 10-percent owned foreign corporation” by a U.S. corporation that is a “10 percent U.S. Shareholder” with respect to the foreign-source portion of such dividend. However, the deduction for the foreign-source portion of dividends received by specified 10-percent owned foreign corporations is generally disallowed in its entirety if the common share with respect to which the dividend is paid is owned by such corporate U.S. Holder for less than 366 days during the 731-day period beginning on the date which is 365 days before the date on which the common share becomes ex-dividend with respect to such dividend. The Company does not intend to track and identify whether any portion of a dividend constitutes “post-86 Undistributed U.S. earnings” or “Undistributed Foreign Earnings” for purposes of the dividends received deductions. U.S. Holders should contact their tax advisor to determine whether such rules apply to any dividends received.
Amounts treated as dividends that the Company pays to a U.S. Holder that is taxable as a corporation generally will be taxed at regular rates. With respect to non-corporate U.S. Holders, subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be eligible for treatment as “qualified dividend income” and taxed at the lower applicable long-term capital gains rate only if, among others: (i) Ordinary Shares are readily tradable on an established securities market in the United States or the Company is eligible for benefits under an applicable tax treaty with the United States; (ii) the Company is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year; and (iii) certain holding period requirements are met. The Ordinary Shares are listed on the NYSE, so the first of these requirements is expected to be met. The amount of any dividend distribution paid in Euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of payment, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. The foreign currency gain or loss from such conversion will be ordinary income or loss and generally will be U.S. source.
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
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants
Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company (“PFIC”) Rules,” upon any sale, exchange or other taxable disposition of Ordinary Shares or Warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount of cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such Ordinary Shares or Warrants (determined as described herein), in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitation. Gain or loss recognized by a U.S. Holder generally will be treated as U.S. source.
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
Adjustment to Exercise Price
Under Section 305 of the U.S. Tax Code, if certain adjustments are made (or not made) to the number of shares to be issued upon the exercise of a Warrant or to the Warrant’s exercise price, a U.S. Holder may be deemed to have received a constructive distribution with respect to the warrant, which could result in adverse consequences for the U.S. Holder, including the recognition of dividend income (with the consequences generally as described above under the heading “Item 10.E—Taxation—Dividends and Other Distributions on Ordinary Shares”). The rules governing constructive distributions as a result of certain adjustments with respect to a Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences of any such constructive distribution with respect to a Warrant.
Passive Foreign Investment Company (“PFIC”) Rules
Significant potential adverse U.S. federal income tax consequences, including certain reporting requirements, generally apply to any United States person who owns, or is treated as owning through the application of certain “attribution” rules, shares in a PFIC. The Company, however, does not expect that it or any subsidiary will be a PFIC for the current taxable year or any future taxable year.
The treatment of U.S. Holders of Ordinary Shares and Warrants could be materially different from that described above if the Company is treated as a PFIC for U.S. federal income tax purposes. A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value and any partnership in which the Company owns more than 25% by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value and any partnership in which the Company owns more than 25% by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Certain look-through rules apply to classify items of income as either active or passive for PFIC purposes. Finally, if the Company were treated as a PFIC, certain additional “attribution” rules may apply to treat U.S. Holders as indirectly owning the subsidiary legal entities of the Company, only for purposes of applying the PFIC rules to such entities. See additional information under the heading “—Related PFIC Rules,” below.
As previously stated, the Company does not expect that it will qualify as a PFIC for U.S. federal income tax purposes for its most recent taxable year. Although the Company’s PFIC status is determined annually, a determination that the Company is a PFIC will generally apply for subsequent years to a U.S. Holder who held Ordinary Shares or Warrants while the Company was a PFIC, whether or not the Company meets the test for PFIC status in those subsequent years.
If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares or Warrants and, in the case of Ordinary Shares, the U.S. Holder did not make either an applicable PFIC election (or elections) for the first taxable year of the Company (or IIAC, as applicable) in which it was treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) such shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares or Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).
Under these rules:
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or Warrants;
•the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which the Company is a PFIC, will be taxed as ordinary income;
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
PFIC Elections
In general, if the Company is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of Ordinary Shares (but not Warrants) by making and maintaining a timely and valid Qualified Electing Fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of the Company’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which the Company’s taxable year ends and each subsequent taxable year. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. However, in order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. The Company does not expect that it is or will become a PFIC and, therefore, presently does not intend to provide the information necessary for U.S. Holders to make or maintain a QEF election (but can provide no assurance in this regard).
Alternatively, if the Company is a PFIC and Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder makes a mark-to-market election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Ordinary Shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. Currently, a mark-to-market election may not be made with respect to Warrants.
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

Notwithstanding any PFIC election made by a U.S. Holder, dividends received from the Company will not constitute “qualified dividend income” in a taxable year in which the Company is a PFIC (or is treated as a PFIC with respect to such U.S. Holder) either in the taxable year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, the U.S. Holder must include the gross amount of any such dividend paid by the Company out of its accumulated earnings and profits (as determined for United States federal income tax purposes) in their gross income, and it will be subject to tax at rates applicable to ordinary income.
Related PFIC Rules
If the Company is a PFIC and, at any time during the U.S. Holders holding period of the stock of the Company, has a foreign subsidiary that is also classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if the Company receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. Any PFIC elections made with respect to the Company would not be effective for such lower-tier PFIC and the consequences of any distributions or dispositions would generally be as described above under the heading “—Passive Foreign Investment Company (“PFIC”) Rules.” As described above under the heading “—Passive Foreign Investment Company (“PFIC”) Rules” the Company does not expect that it will qualify as a PFIC for U.S. federal income tax purposes for its most recent taxable year, and therefore the attribution rule described in this paragraph should not apply to a U.S. Holder.
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
The rules dealing with PFICs and with the QEF and mark-to-market elections are complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Ordinary Shares and Warrants, are urged to consult their own tax advisors concerning the application of the PFIC rules to the Company securities under their particular circumstances.
Loyalty Voting Program and Special Voting Shares
Loyalty Voting Program
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE RECEIPT, OWNERSHIP OR DISPOSITION OF SPECIAL VOTING SHARES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES AND AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES ARE UNCERTAIN. ACCORDINGLY, U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF SPECIAL VOTING SHARES.
Receipt of Special Voting Shares
The tax consequences of the receipt by a U.S. Holder of Special Voting Shares is unclear. While distributions of stock are tax-free in certain circumstances, the distribution of Special Voting Shares would be taxable if it were considered to result in a “disproportionate distribution.” A disproportionate distribution is a distribution or series of distributions, including deemed distributions, that have the effect of the receipt of cash or other property by some shareholders of the Company and an increase in the proportionate interest of other shareholders of the Company in the Company’s assets or earnings and profits. It is possible that the distribution of Special Voting Shares to a U.S. Holder and a distribution of cash in respect of Ordinary Shares could be considered together to constitute a “disproportionate distribution.” Unless the Company has not paid cash dividends in the 36 months prior to a U.S. Holder’s receipt of Special Voting Shares and the Company does not pay cash dividends in the 36 months following a U.S. Holder’s receipt of Special Voting Shares, the Company intends to treat the receipt of Special Voting Shares as a distribution that is subject to tax as described above in “—Taxation of Dividends.” The amount of the dividend should equal the fair market value of the Special Voting Shares received. The Company believes and intends to take the position that the value of each Special Voting Share is minimal. However, because the fair market value of the Special Voting Shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the Special Voting Shares (and thus the amount of the dividend) as determined by the Company is incorrect.
Ownership of Special Voting Shares
The Company believes that U.S. Holders holding Special Voting Shares should not have to recognize income in respect of amounts transferred to the Special Voting Shares dividend reserve that are not paid out as dividends. Section 305 of the U.S. Tax Code may, in certain circumstances, require a holder of preferred shares to recognize income even if no dividends are actually received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution.” Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. The Company believes that Section 305 of the U.S. Tax Code should not apply to any amounts transferred to the Special Voting Shares dividend reserve that are not paid out as dividends so as to require current income inclusion by U.S. Holders because, among other things, (i) the Special Voting Shares are not redeemable on a specific date and a U.S. Holder is only entitled to receive amounts in respect of the Special Voting Shares upon liquidation, and (ii) Section 305 of the U.S. Tax Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a de minimis amount and, even if the amounts transferred to the special voting shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be “de minimis” as such term is used in the applicable Treasury Regulations. The Company therefore intends to take the position that the transfer of amounts to the Special Voting Shares reserve that are not paid out as dividends does not result in a “constructive distribution,” and this determination is binding on all U.S. Holders of Special Voting Shares other than a U.S. Holder that explicitly discloses its contrary determination in the manner prescribed by the applicable regulations. However, because the tax treatment of the loyalty voting program is unclear and because the Company’s determination is not binding on the IRS, it is possible that the IRS could disagree with the Company’s determination and require current income inclusion in respect of such amounts transferred to the Special Voting Shares dividend reserve that are not paid out as dividends.
Disposition of Special Voting Shares
The tax treatment of a U.S. Holder that has its Special Voting Shares redeemed for zero consideration after removing its common shares from the Loyalty Register is unclear. It is possible that a U.S. Holder would recognize a loss to the extent of the U.S. Holder’s basis in its Special Voting Shares, which should equal the amount that was included in income upon receipt. Such loss would be a capital loss and would be a long- term capital loss if a U.S. Holder has held its Special Voting Shares for more than one year. It is also possible that a U.S. Holder would not be allowed to recognize a loss upon the redemption of its Special Voting Shares and instead a U.S. Holder should increase the basis in its Ordinary Shares by an amount equal to the basis in its Special Voting Shares. Such basis increase in a U.S. Holder’s Ordinary Shares would decrease the gain, or increase the loss, that a U.S. Holder would recognize upon the sale or other taxable disposition of its Ordinary Shares.
THE U.S. FEDERAL INCOME TAX TREATMENT OF THE LOYALTY VOTING PROGRAM IS UNCLEAR AND U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS IN RESPECT OF THE CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF SPECIAL VOTING SHARES.
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
Material Dutch Tax Considerations—Company’s Shares and Warrants
Taxation in the Netherlands

This summary outlines the principal Dutch tax consequences in connection with the acquisition, ownership and transfer of (i) the Ordinary Shares and, if applicable, the Special Voting Shares (“Company Shares”), and/or (ii) the Warrants. It does not present a comprehensive or complete description of all aspects of Dutch tax law which could be relevant to a holder of the Company Shares and/or Warrants. For Dutch tax purposes, a holder of the Company Shares and/or Warrants may include an individual or entity not holding the legal title to the Company Shares and/or Warrants, but to whom, or to which, the Company Shares and/or Warrants are, or the income therefrom is, nevertheless attributed based either on this individual or entity owning a beneficial interest in the Company Shares and/or Warrants or on specific statutory provisions. These include statutory provisions attributing the Company Shares and/or Warrants to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Company Shares and/or Warrants.
This summary assumes that the Company is organized and that its business will be conducted such that the Company is considered to be exclusively tax resident in Italy, including for purposes of the Convention between the Kingdom of the Netherlands and the Republic of Italy for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the “Italy-Netherlands Tax Treaty”). This should not be impacted by the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) as Italy has made a provisional reservation to Article 4 (Dual Resident Entities).
This summary is intended as general information only. Prospective holders of the Company Shares and/or Warrants should consult their own tax adviser regarding the tax consequences of any acquisition, ownership or transfer of the Company Shares and/or Warrants.
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
This summary is of non-limitative nature. Amongst others it does not describe any Dutch tax considerations or consequences that may be relevant where a holder of the Company Shares and/or Warrants:
(i)is an individual and the holder’s income or capital gains derived from the Company Shares and/or Warrants are attributable to employment activities, the income from which is taxable in the Netherlands;
(ii)has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the Company within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) (the “ITA”). Generally, a holder of the Company Shares and/or Warrants has a substantial interest in the Company if the holder, alone or – in case of an individual – together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster-children) of the holder or the partner, owns or holds, or is deemed to own or hold shares (such as the Company Shares) or certain rights to shares, including rights to directly or indirectly acquire shares (such as the Warrants), directly or indirectly representing 5% or more of the Company’s issued capital as a whole or of any class of shares or profit participating certificates (winstbewijzen) relating to 5% or more of the Company’s annual profits or 5% or more of the Company’s liquidation proceeds;
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
(v)is required to apply the participation exemption (deelnemingsvrijstelling) with respect to the Company Shares and/or Warrants (as defined in Section 13 CITA). Generally, a holder of the Company Shares and/or Warrants is required to apply the participation exemption if it is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5% or more of the nominal paid-up share capital in the Company; or
(vi)is part of a multinational enterprise group or large-scale domestic group within the meaning of the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024; the Dutch implementation of Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union).

Withholding Tax
Based on Dutch domestic law, a holder of shares and/or warrants in a corporate entity incorporated under Dutch law is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed pursuant to the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) (the “DWTA”). Under specific conditions, a holder of shares and/or warrants in a corporate entity incorporated under Dutch law may also be subject to withholding or deduction for, or on account of, Dutch withholding tax at a rate of 25.8% on dividends distributed pursuant to the Withholding Tax Act 2021 (Wet bronbelasting 2021; "WTA 2021").
In a tax ruling obtained in September 2022 and which is valid from January 1, 2022 to December 31, 2026, the Dutch tax authorities have, however, confirmed that an Italian corporate entity which has been legally converted into a Dutch N.V. is not considered to be incorporated under Dutch law, as a result of which the incorporation fictions in the DWTA and the WTA 2021 do not apply. Provided that the Company is exclusively tax resident in Italy for purposes of the Italy-Netherlands Tax Treaty and is not tax resident of the Netherlands based on any other criterion than the incorporation fictions, distributions made by the Company will not be subject to Dutch dividend withholding tax pursuant to the DWTA or Dutch withholding tax pursuant to the WTA 2021 regardless to whom they are made and identification of holders of Company Shares and/or Warrants will not be required. Any amount withheld from distributions made prior to the date on which the tax ruling was obtained, will be refunded to the holder of Company Shares.
Taxes on Income and Capital Gains
Residents of the Netherlands
The description of certain Dutch tax consequences in this summary is only intended for the following holders of Company Shares and/or Warrants:
(i)individuals who are resident or deemed to be resident in the Netherlands (“Dutch Resident Individuals”); and
(ii)entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands (“Dutch Resident Corporate Entities”).

Dutch Resident Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities
Dutch Resident Individuals engaged or deemed to be engaged in an enterprise (winst uit onderneming) or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to income tax at statutory progressive rates with a maximum of 49.50% on any benefits derived or deemed to be derived from the Company Shares and/or Warrants, including any capital gains realized on any transfer of the Company Shares and/or Warrants, where those benefits are attributable to:

(i)an enterprise from which a Dutch Resident Individual derives profits, whether as an entrepreneur (ondernemer) or by being co-entitled (medegerechtigde) to the net worth of this enterprise other than as an entrepreneur or shareholder; or
(ii)miscellaneous activities, including activities which are beyond the scope of active portfolio investment activities (meer dan normaal vermogensbeheer).

Dutch Resident Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities
Generally, the Company Shares and/or Warrants held by a Dutch Resident Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, or who is so engaged or deemed to be engaged but the Company Shares and/or Warrants are not attributable to that enterprise or miscellaneous activities, will be subject to an annual income tax imposed on a fictitious yield on the fair market value of the Company Shares and/or Warrants on January 1 of each calendar year under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit from a Dutch Resident Individual’s assets and liabilities taxed under this regime, including the Company Shares and/or Warrants, is based on fictitious percentages applied to the fair market value of (i) bank savings, (ii) other assets, including the Company Shares and/or Warrants, and (iii) liabilities.
Taxation only occurs if and to the extent the sum of the fair market value of bank savings and other assets minus the fair market value of the liabilities exceeds a certain threshold (heffingvrij vermogen). The tax rate under the regime for savings and investments is a flat rate of 36%.
For the calendar year 2024, the fictitious percentages applicable to the first and third categories mentioned above (bank savings and liabilities) have not yet been determined. The fictitious yield percentage applicable to the second category mentioned above (other assets, including the Company Shares and/or Warrants) is 6.04% for the calendar year 2024.
Certain transactions that have the effect of reducing the fictitious yield by shifting net wealth between the aforementioned categories (i) and (ii) or increasing liabilities in any three months period starting before and ending after January 1 will for this purpose be ignored unless the holder of the Company Shares and/or Warrants can demonstrate that such transactions are implemented for other reasons than tax reasons.
The fictitious percentages referred to above are considered by the Dutch government to be in compliance with a decision of the Dutch Supreme Court of 24 December 2021 (ECLI:NL:HR:2021:1963) regarding the incompatibility of the previous regime for savings and investments with the European Convention on Human Rights. Holders of Company Shares and/or Warrants are nevertheless advised to consult their tax advisor on whether any tax levied under the current regime for savings and investments, including in respect of the Company Shares and/or Warrants, is in accordance with this convention.
Dutch Resident Corporate Entities
Dutch Resident Corporate Entities are generally subject to corporate income tax at statutory rates up to 25.8% on any benefits derived or deemed to be derived from the Company Shares and/or Warrants, including any capital gains realized on their transfer.
Non-Residents of the Netherlands
The description of certain Dutch tax consequences in this summary is only intended for the following holders of Company Shares and/or Warrants:
(i)individuals who are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Individuals”); and
(ii)entities that are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Corporate Entities”).

Non-Dutch Resident Individuals
A Non-Dutch Resident Individual will not be subject to any Dutch taxes on income or capital gains derived from the acquisition, holding or transfer of the Company Shares and/or Warrants unless:
(i)the Non-Dutch Resident Individual derives profits from an enterprise, whether as entrepreneur or by being co-entitled to the net worth of this enterprise other than as an entrepreneur or shareholder and this enterprise is fully or partly carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands to which the Company Shares are attributable;
(ii)the Non-Dutch Resident Individual derives benefits from miscellaneous activities carried on in the Netherlands in respect of the Company Shares and/or Warrants, including activities which are beyond the scope of active portfolio investment activities; or
(iii)the Non-Dutch Resident Individual is entitled to a share—other than by way of securities—in the profits of an enterprise, which is effectively managed in the Netherlands and to which the Company Shares and/or Warrants are attributable.

Non-Dutch Resident Corporate Entities
A Non-Dutch Resident Corporate Entity will not be subject to any Dutch taxes on income or capital gains derived from the acquisition, holding or transfer of the Company Shares and/or Warrants unless:
(i)the Non-Dutch Resident Corporate Entity derives profits from an enterprise, which is fully or partly carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands to which the Company Shares are attributable; or
(ii)the Non-Dutch Resident Corporate Entity is entitled to a share—other than by way of securities—in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which the Company Shares and/or Warrants are attributable.
Dutch Gift Tax or Inheritance Tax
No Dutch gift tax or inheritance tax is due in respect of any gift of the Company Shares and/or Warrants by, or inheritance of the Company Shares and/or Warrants on the death of, a holder of Company Shares and/or Warrants, unless:
(i)the holder is resident, or is deemed to be resident, in the Netherlands at the time of the gift or death of the holder;
(ii)the holder dies within 180 days after the date of the gift of the Company Shares and/or Warrants and was, or was deemed to be, resident in the Netherlands at the time of the holder’s death but not at the time of the gift; or

(iii)the gift of the Company Shares and/or Warrants is made under a condition precedent and the holder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

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
Other Taxes and Duties
No other Dutch taxes, including taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by, or on behalf of, the holder of Company Shares and/or Warrants by reason only of the acquisition, holding and transfer of the Company Shares and/or Warrants.

Residency
A holder of Company Shares and/or Warrants will not become a resident or deemed resident of the Netherlands by reason only of holding the Company Shares and/or Warrants.
Material Italian Tax Considerations – Ordinary Shares and Warrants Taxation in Italy
The information set out below is a general summary of the material Italian tax consequences connected with the acquisition, ownership and transfer of the Ordinary Shares and/or the Warrants and, if applicable, Special Voting Shares.
This summary does not purport to be a comprehensive description of every aspect of Italian taxation that may be relevant in the hands of a particular holder of the Ordinary Shares and/or the Warrants, and, if applicable, Special Voting Shares, who may be subject to special treatment under the applicable law, nor does this summary intend to be applicable in all respects to all categories of holders of the Ordinary Shares, Special Voting Shares and/or Warrants. For purposes of Italian tax law, a holder of the Ordinary Shares and/or the Warrants may include an individual or entity who does not have the legal title to the Ordinary Shares and/or the Warrants, but to whom or to which nevertheless the Ordinary Shares and/or the Warrants or the income therefrom are attributed based on specific statutory provisions or on the basis of such individual or entity having an interest in the Ordinary Shares and/or Warrants or the income therefrom.
This summary assumes that the Ordinary Shares are listed on a regulated market, qualified as such for Italian tax purposes. This summary also assumes that the Company is organized and that its business is and will be conducted such that the Company is considered to be tax resident in Italy for purposes of the tax treaty as concluded between the Netherlands and Italy. A change to the organizational structure or to the manner in which the Company conducts its business may invalidate the contents of this section, which will not be updated to reflect any such change.
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
As this is a general summary, holders of the Ordinary Shares, Special Voting Shares and/or the Warrants should consult their own tax advisors as to the Italian or other tax consequences connected with the acquisition, ownership and transfer of the Ordinary Shares, Special Voting Shares and/or the Warrants, including, in particular, the application to their particular situations of the tax considerations discussed below.
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
•“Finance Act 2024”: Law No. 213 of December 30, 2023;
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
•“Qualified Holdings”: holdings of the Ordinary Shares, including the Warrants and any other rights or securities through which the Ordinary Shares may be acquired, that represent, in case of shares listed on regulated markets, either (i) more than 2% of the overall voting rights exercisable at ordinary shareholders’ meetings or (ii) an interest in the Company’s issued and outstanding capital exceeding 5%; and
•“Transfer of Qualified Holdings”: transfers of the Ordinary Shares, including the Warrants and any other rights or securities through which the Ordinary Shares may be acquired, that exceed, over a period of 12 (twelve) months, the threshold for qualifying as Qualified Holdings. The twelve-month period starts from the date when the shares, securities and the rights owned represent a percentage of voting rights or interest in the Company’s capital that exceeds the aforesaid thresholds. In case of rights or securities through which the Ordinary Shares may be acquired, the percentage of voting rights or interest in the Company’s capital potentially attributable to the holding of such rights and securities is taken into account.
The Finance Act 2018 materially changed the tax regime applicable to dividends and capital gains from Qualified Holdings received or realized by Italian resident persons not engaged in a business activity and by non-resident persons without a permanent establishment in Italy.
Taxation of Dividends
The tax regime summarized in this subsection “—Taxation of Dividends” applies only to classes of holders of the Ordinary Shares and, if applicable, of the Special Voting Shares that are described here below.
Dividends paid by the Company are subject to the tax regime generally applicable to dividends paid by companies that are resident for tax purposes in the Republic of Italy.
Taxation of Holders of Ordinary Shares Tax Resident In Italy
Individuals not engaged in business activity
Under Decree No. 600 of September 29, 1973 (“Decree 600”), dividends paid to Italian resident individuals who hold the Ordinary Shares neither in connection with a business activity nor in the context of the discretionary investment portfolio regime (risparmio gestito) as defined in subparagraph (A)(ii) below are subject to 26% tax withheld at source in Italy. In this case, the holders are not required to report the dividends in their income tax returns.
Subject to certain conditions (including a minimum holding period requirement) and limitations, dividends paid by the Company may be exempt from any income taxation (including from the 26% tax withheld at source) if the Ordinary Shares do not represent a Qualified Holding and are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the requirements set forth under Italian tax law.
Individuals not engaged in business activity and holding the Ordinary Shares under the “risparmio gestito” regime
Dividends paid to Italian resident individuals who do not hold the Ordinary Shares in connection with a business activity are not subject to any tax withheld at source in Italy if (a) the holder has entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract, and (c) the holder has elected for the discretionary investment portfolio regime (risparmio gestito) under Article 7 of Legislative Decree No. 461 of November 21, 1997 (“Decree 461”). In this case, the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subjected to a 26% substitute tax.

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
The domestic withholding tax rate on dividends is 11% (and not 26%) if the recipients and beneficial owners of the dividends on the Ordinary Shares are pension funds that are set up in an EU Member States or an EEA State included in the Italian White List. These pension funds are not entitled to the relief described above. Moreover, Article 1(95) of Finance Act 2017 (as amended by Finance Act 2019) provides for an exemption from withholding taxation on dividends if a pension fund set up in an EU Member State or an EEA State holds shares in an Italian resident corporation (such as the Company) for at least 5 years and only to the extent of dividends from investments in qualifying shares (or units in undertakings for collective investment investing mainly in qualifying shares) that represent no more than 10% of the gross asset value of the pension fund of the previous year. To benefit from this exemption, the EU pension fund (or an EEA pension fund established in a State allowing an adequate exchange of information) that is the beneficial owner of the dividends must submit an affidavit to the withholding agent whereby it declares that it meets the conditions for the exemption and that it undertakes to hold the shares for the required holding period.
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
Under Article 27-bis of Decree 600, which implemented in Italy the Directive 435/90/EEC of July 23, 1990, then recast in EU Directive 2011/96 of November 30, 2011 (the “Parent-Subsidiary Directive”), a company is entitled to a full refund of the withholding tax levied on the dividends if it (a) has one of the legal forms provided for in the appendix to the Parent-Subsidiary Directive, (b) is resident for tax purposes in an EU Member State without being considered to be resident outside the EU according to a double tax treaty signed with a non-EU country, (c) is subject in the country of residence to one of the taxes indicated in the appendix to the Parent Subsidiary Directive with no possibility of benefiting from optional or exemption regimes that have no territorial or time limitations, and (d) directly holds Ordinary Shares that represent an interest in the issued and outstanding capital of the Company of no less than 10% for an uninterrupted period of at least one year. If these conditions are met, and as an alternative to submitting a refund request after the dividend distribution, the non-resident company may request that no tax is levied at the time the dividends are paid, provided that (x) the 1-year holding period under condition (d) above has already run and (y) the non-resident company promptly submits proper documentation. EU resident companies that are controlled directly or indirectly by persons that are not resident in a EU Member State may request the refund or the direct withholding exemption only if the EU resident companies prove that they do not hold the Ordinary Shares for the sole or primary purpose of benefiting from the Parent-Subsidiary Directive.
Under the Agreement between the European Community and the Swiss Confederation providing for measures equivalent to those laid down in Council Directive 2003/48/EC on taxation of savings income in the form of interest payments, the withholding tax refund / exemption regime described above also applies to dividends paid to a company that (a) is resident for tax purposes in Switzerland without being considered to be resident outside Switzerland according to a double tax treaty signed with a non-EU country, (b) is a limited company, (c) is subject to Swiss corporate tax without being exempted or benefiting from preferential tax regimes, and (d) directly holds Ordinary Shares that represent an interest in the Company’s issued and outstanding capital of no less than 25% for an uninterrupted period of at least two years.
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
Taxation of Capital Gains
The tax regime summarized in this subsection “—Taxation of Capital Gains” applies only to classes of holders of Ordinary Shares and, if applicable, Special Voting Shares that are described here below.
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
Pursuant to Article 12 of Finance Act 2024, Italian resident individuals not carrying out a business activity may opt to step up the tax value of their shares and other securities - included those listed on regulated markets - held as of January 1, 2024 by means of the payment of a substitute tax at a rate 16% within the deadline of June 30, 2024.

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
However, under article 87 of the CITA (“Participation Exemption Regime”), capital gains arising from the disposal of the Ordinary Shares are tax-exempt for 95% of such capital gains, whereas the remaining 5% is included in the holders’ taxable income and is subject to IRES, if the following conditions are met:
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
Non-business entities referred to in Article 73(1)(c) CITA and non-business partnerships referred to in Article 5 CITA
Capital gains realized, outside the scope of a business activity, by Italian resident non-business entities referred to in Article 73(1)(c) CITA (other than OICR) and Italian non-business partnerships as referred to in Article 5 CITA are subject to tax under the same rules as provided for capital gains realized by Italian resident individuals who do not hold the Company in connection with a business activity. For a short description of a favorable regime available to certain social security entities, see subparagraph (A)(v) of the subsection “—Taxation of Dividends” above.
Pursuant to Article 12 of Finance Act 2024, Italian non-business entities and non-business partnerships referred to in Article 5 CITA may opt to step up the tax value of their shares and other securities - included those listed on regulated markets - held as of January 1, 2024 by means of the payment of a substitute tax at a rate 16% within the deadline of June 30, 2024.

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
Qualified Holdings
Capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon Transfers of Qualified Holdings are subject to tax under the rules as provided for capital gains realized by Italian resident individuals who do not hold the Ordinary Shares in connection with a business activity.
Starting from fiscal year 2024, Finance Act 2024 has provided for the extension of the domestic Participation Exemption Regime pursuant to Article 87 of the CITA to capital gains upon Transfers of Qualified Holdings realized by non-resident corporations that: (i) are resident in the European Union (EU) or resident in the European Economic Area (EEA) and allow an adequate exchange of information, (ii) do not have a permanent establishment in Italy and (iii) are subject to corporate income tax in their State of residence.

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
The provisions of Article 12 of Finance Act 2024, which allow for the step-up the tax value of shares and other securities - included those listed on regulated markets - held as of January 1, 2024 by means of the payment of a substitute tax at a rate 16% within the deadline of June 30, 2024, also apply to non-resident persons that do not hold the shares through a permanent establishment (both Qualified and Non-Qualified Holdings).

Taxation of Capital Gains Derived from the Warrants
Capital gains realized upon the sale of the Warrants are subject to the same tax regime applicable in case of sale of the Ordinary Shares as described in subsection “—Taxation of Capital Gains” above. At the purposes of determining the tax regime applicable, the sale of the Warrants shall be regarded as a Transfer of Qualified Holding if the Warrants sold would have granted the relevant holder with the right to hold (upon conversion) a Qualified Holding in the Company.
Further to the conversion of the Warrants, the Italian tax regimes described under Sections “—Taxation of Dividends,” “—Taxation of Distributions of Certain Capital Reserves” and “—Taxation of Capital Gains” above will apply in the hands of the holders.
Special Voting Shares
No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposal of the Special Voting Shares should be treated for Italian income tax purposes and as a result, the Italian tax consequences are uncertain. Accordingly, we urge the Company shareholders to consult their tax advisors as to the tax consequences of the receipt, ownership and disposal of the Special Voting Shares.
Receipt of Special Voting Shares
A shareholder that receives Special Voting Shares issued by the Company should in principle not recognize any material taxable income upon the receipt of the Special Voting Shares. Under a possible interpretation, the issue of Special Voting Shares can be treated as the issue of bonus shares free of charge to the shareholders out of existing available reserves of the Company. Such issue should not have any material effect on the allocation of the tax basis of a shareholder between its Ordinary Shares and its Special Voting Shares. Because the Special Voting Shares are not admitted to listing and are transferable only in very limited circumstances (including, among other things, transfers to certain affiliates or to relatives through succession, donation or other transfers, provided that the corresponding Ordinary Shares registered in the Loyalty Register are also transferred to such party, or transfers with the approval of the Board) and their limited economic rights can be enjoyed only at the time of the liquidation of the Company, we believe and intend to take the position that the fair market value of each Special Voting Share is minimal. However, because the determination of the fair market value of the Special Voting Shares is not governed by any guidance that directly addresses such a situation and is unclear, the Italian tax authorities could assert that the value of the Special Voting Shares as determined by us is incorrect.
Ownership of Special Voting Shares
Holders of the Special Voting Shares should not have to recognize income in respect of any amount transferred to the Special Voting Shares dividend reserve, but not paid out as dividends, in respect of the Special Voting Shares.
Disposition of Special Voting Shares
The tax treatment of a Company’s shareholder that has its Special Voting Shares redeemed for no consideration after removing its shares from the Loyalty Register is unclear. It is possible that a shareholder should recognize a loss to the extent of the shareholder’s tax basis (if any). The deductibility of such loss depends on individual circumstances and conditions generally required by Italian law. It is also possible that a Company’s shareholder would not be allowed to recognize a loss upon the redemption of its Special Voting Shares and instead should increase its basis in its Ordinary Shares by an amount equal to the tax basis (if any) in its Special Voting Shares.
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
Since the corporate seat of the Company is not in Italy, transfers of ownership of the Ordinary Shares and/or of the Warrants will not be subject to FTT.
Inheritance and Gift Tax
Subject to certain exceptions, Italian inheritance and gift tax is generally payable on transfers of assets and rights (including, possibly, the Ordinary Shares, the Warrants and the Special Voting Shares) (i) by reason of death or gift by Italian resident persons (or other transfers for no consideration and the creation of liens on such assets for a specific purpose), even if the transferred assets are held outside Italy, and (ii) by reason of death or gift by non-Italian resident persons, but limited to transferred assets held in Italy. Shares in corporations that are resident in Italy for tax purposes (because they have their corporate address or their place of effective management or their main business purpose in Italy for the greater part of the tax year) are deemed to be held in Italy.
Subject to certain exceptions, transfers of assets and rights (including the Ordinary Shares, the Warrants and the Special Voting Shares) on death or by gift are generally subject to inheritance and gift tax as follows:
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
Finance Act 2024 has provided for an amendment to Article 19 of Decree No. 201 of December 6, 2011 by introducing the new paragraph 20-bis, according to which, starting from fiscal year 2024, the wealth tax is due at the rate of 0.40% of the value of financial products held in countries and territories that do not allow a satisfactory exchange of information with Italy according to Italian Ministerial Decree of September 4, 1996, as subsequently amended and supplemented.

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
Certain Reporting Obligations for Italian Resident Holders
Under Law Decree No. 167 of June 28, 1990, individuals, non-business entities and non-business partnerships that are resident in Italy for tax purposes and, during the fiscal year, hold financial assets abroad (including, possibly, the Ordinary Shares, the Warrants and the Special Voting Shares) must, in certain circumstances, disclose these financial assets to the Italian tax authorities in their income tax return (or if the income tax return is not due, in a proper form that must be filed within the same term as prescribed for the annual income tax return), regardless of the value of such assets (save for deposits or bank accounts having an aggregate value not exceeding €15,000.00 throughout the year). The requirement applies also if the persons above, being not the direct holder of the financial assets, are the beneficial owners thereof for the purposes of anti-money laundering legislation.
No disclosure requirements exist for financial assets (including, possibly, the Ordinary Shares, the Warrants and the Special Voting Shares) under management or administration entrusted to Italian resident intermediaries (Italian banks, broker-dealers (“SIM”), fiduciary companies or other professional intermediaries as indicated under Article 1 of Law Decree No. 167 of June 28, 1990) and for contracts concluded through their intervention, provided that the cash flows and the income derived from such assets and contracts have been subjected to Italian withholding tax or substitute tax by such intermediaries.
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
The mailing address of the Company’s principal executive office is Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy and its telephone number is +39 01575911. The Company’s agent for U.S. federal securities law purposes is Robin Burgher, c/o Ermenegildo Zegna Corporation, 7th Floor, 10 East 53rd Street, New York, NY, 10022. The Company also maintains a website at https://ir.zegnagroup.com. In this report, the website addresses of the SEC and the Company are provided solely for information and are not intended to be active links. The Company is not incorporating the contents of the websites of the SEC and the Company or any other entity into this report.
I. Subsidiary Information
Not applicable.
ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKETS RISKS
For information relating to the market risks that the Company is exposed to, refer to Note 35 — Qualitative and quantitative information on financial risks to the Consolidated Financial Statements included elsewhere in this report.
ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15 CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to provide reasonable assurance that information required to be disclosed in the Group’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.
Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures at December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level at December 31, 2023, due to the material weaknesses reported below under the section “Management’s Annual Report on Internal Control over Financial Reporting”.
After considering these material weaknesses, along with additional analyses and procedures conducted to ensure the compliance of our consolidated financial statements included in this Annual Report on Form 20-F with generally accepted accounting principles, our management concluded that our consolidated financial statements present fairly, in all material aspects, our financial position, results of operations, and cash flows for the disclosed period in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
B. Previously Disclosed Material Weaknesses
For the year ended December 31, 2022, our management identified deficiencies in our internal control over financial reporting that constituted material weaknesses. For the year ended December 31, 2022, the Group identified deficiencies in the Control Environment, Control Activities, Information and Communication and Monitoring components of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework that constitute material weaknesses, either individually or in the aggregate. These deficiencies are discussed further below.
Control Environment
The Group identified deficiencies associated with the Control Environment COSO component, due to the fact that the resources with appropriate experience in IFRS and SEC reporting hired to perform control activities were not in place for a sufficient period of time to operate the control activities.
Control Activities
Management identified deficiencies associated with the Control Activities COSO component, specifically relating to:
•the inadequate and untimely implementation or operating effectiveness of control activities, including management review controls, across substantially all financial statement account balances and disclosures, and

•general information technology controls related to users’ access management, segregation of duties, and change management.
Information and Communication
The Group identified deficiencies associated with the Information and Communication COSO component, specifically related to an inability to generate and provide quality information and communication necessary to support the functioning of internal control.
Monitoring
Management identified a deficiency associated with the Monitoring COSO component, specifically related to the timely performance of control testing and the evaluation and communication of internal control deficiencies to those parties responsible for taking corrective action, including senior management and the Board of Directors, in a timely manner to allow for remediation.
Remediation Activities
During 2023, under the oversight of the Audit Committee of the Board of Directors, the Group continued to implement a remediation plan to address the material weaknesses identified at December 31, 2022 as noted below.
Control Environment
The Group continued to hire personnel with IFRS and SEC reporting experience in Finance, Compliance, Internal Audit and IT & Security functions, according to the approved hiring plan, in order to significantly enhance the structures and competence and to fill the remaining positions opened at the end of 2022.
Management continued to engage external consultants with extensive expertise in internal control over financial reporting and SEC reporting to assist management, including control owners, in enhancing its internal control framework.
In addition, the Group delivered training programs and awareness sessions on internal control practices, procedures, and Sarbanes-Oxley requirements to management, including controls owners, which resulted in an improved level of formalization and documentation of the execution of controls.
These actions strengthened the Group’s internal control framework and remediated the material weakness identified in 2022 associated with the Control Environment COSO.
Control Activities
Management has designed and implemented effective general information technology controls, including user access and change management controls, for all relevant systems. These actions resulted in the remediation of the general information technology controls deficiencies identified in 2022 associated with the Control Activities COSO component, and consequently, to support the reliability of system-generated information used in business process controls. Nevertheless, these actions were not sufficient to remediate the material weakness associated with the Control Activities component.
Further, management has undertaken a significant and structured multi-year project, involving both IT and organizational areas, aimed at addressing appropriate segregation and allocation of duties. In 2023, some actions have been conducted to address the related risks for specific prioritized business processes, including revenues and receivables, period-end financial reporting and financial management. For the remaining processes, remedial actions will be conducted in accordance with the project timeline.
Additionally, the Group has automated certain manual components of business process controls, including manual journal entries and account reconciliations. This automation will further support the remediation process once segregation and allocation of duties are fully addressed.

Information and Communication
The Group implemented controls over its reporting and consolidation system and associated processes to mitigate risks around key applications and data utilized in the production of the consolidated financial statements. This will further support the remediation process once segregation and allocation of duties are fully addressed.
Monitoring
Management has strengthened their monitoring program to perform testing and evaluation of their controls more timely. This allows management to take corrective actions for a portion of the deficiencies identified.
In addition, the Group established a SOX Steering Committee to maintain effective monitoring, communication, and implementation of controls. The committee meets regularly and reports timely to the Board of Directors and Audit Committee.
Despite the progress discussed above, there were certain matters in 2023 that hindered our ability to remediate all of the material weaknesses identified in the prior year. These include:
•The remedial actions undertaken over segregation of duties were limited to specific prioritized business processes. Given the complexity of the Group and the heterogeneity of its IT environment, the improvement of proper segregation of duties requires extensive time; therefore, additional remedial actions are still ongoing to mitigate certain deficiencies identified in the principles associated with the Control Activities and Information and Communication COSO components;
•Based on the timing of when certain controls were implemented the Group was unable to timely execute a monitoring program over those controls, including the inability to timely evaluate and remediate deficiencies.
We believe that our efforts have improved our internal control over financial reporting and resulted in the remediation of the Control Environment material weakness identified at December 31, 2022. Remediation of the material weaknesses identified at December 31, 2023, will require further remedial actions.
C. Management’s Annual Report on Internal Control over Financial Reporting
Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with the authorizations of our management and directors of the Group; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As permitted by related SEC staff interpretive guidance for newly acquired businesses, we have excluded from the scope of our assessment of internal control over financial reporting Tom Ford International LLC, together with its subsidiaries, which was acquired in a business combination in 2023, which represented 15.7% and 12.4% of our Group consolidated total assets and revenue at and for the year ended December 31, 2023.
Our management has assessed the effectiveness of internal control over financial reporting at December 31, 2023 based on the criteria established in Internal Control–Integrated Framework (2013) issued by COSO. Based on this assessment, our management has concluded that our internal control over financial reporting was not effective at December 31, 2023, due to the material weaknesses described below.
Material Weaknesses in Internal Control over Financial Reporting
A material weakness is a deficiency, or combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis.
During our assessment of the effectiveness of the Group’s internal control over financial reporting at December 31, 2023, we have identified deficiencies that, either individually or in the aggregate, rise to the level of material weaknesses in three components of internal control of COSO.
The Group continued to identify a material weakness in the principles associated with the Control Activities component, mainly caused by ineffective segregation of duties, that consequently resulted in inadequate design, implementation or operating effectiveness of control activities, including management review controls, across a significant number of financial statement account balances and disclosures.
As a result of the aforementioned material weakness, the Group continued to identify a material weakness in the Information and Communication component of COSO, specifically related to the principle associated with the inability to generate and provide quality information and communication necessary to support the functioning of internal control.
In addition, the Group continued to identify a material weakness in the Monitoring component of the COSO, specifically related to the timely performance of control testing and communication of internal control deficiencies to those parties responsible for taking corrective action in a timely manner to allow for remediation.
These material weaknesses resulted in a limited number of adjustments corrected by management in preparing the Group’s 2023 consolidated financial statements. Additionally, these material weaknesses could result in material misstatements of the interim or annual consolidated financial statements and disclosures that would not be prevented or detected.
Planned Remediation Activities for Fiscal Year 2024
Management’s remediation plan to address the material weaknesses existing at December 31, 2023, includes the following:
•The implementation of segregation of duties will continue according to the multi-year project plan mentioned above, both from an IT and organizational perspective. By enhancing the implementation of segregation of duties in the IT environment across the organization, we expect to improve the control activities and the quality of information and communication necessary to support the functioning of our system of internal control;
•Timely execute a monitoring program over our internal control framework that will more effectively identify, evaluate and remediate deficiencies than the current year.
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
D. Attestation Report of the Registered Public Accounting Firm
Deloitte & Touche S.p.A, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting at December 31, 2023.

E. Changes in Internal Control over Financial Reporting
Except for the changes described above, there have been no changes in the Group’s internal control over financial reporting that have occurred during the period covered by this Annual Report on Form 20-F, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Ermenegildo Zegna N.V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ermenegildo Zegna N.V. and subsidiaries (the “Company”) as at December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as at December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2023, of the Company and our report dated April 5, 2024, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the change of accounting policy to present its expenses in the consolidated statements of profit and loss by function instead of nature, as permitted by International Accounting Standard 1 Presentation of Financial Statements.

As described in the “Management’s Annual Report on Internal Control over Financial Reporting”, management excluded from its assessment the internal control over financial reporting at Tom Ford International LLC, together with its subsidiaries, which was acquired on April 28, 2023, and whose financial statements constitute 15.7% and 12.4% of our Group consolidated total assets and revenue at and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Tom Ford International LLC, together with its subsidiaries.

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

During the assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2023, the Company have identified deficiencies that, either individually or in the aggregate, rise to the level of material weaknesses in three components of internal control of COSO.

The Company continued to identify a material weakness in the principles associated with the Control Activities component, mainly caused by ineffective segregation of duties, that consequently resulted in inadequate design, implementation or operating effectiveness of control activities, including management review controls, across a significant number of financial statement account balances and disclosures.

As a result of the aforementioned material weakness, the Company continued to identify a material weakness in the Information and Communication component of COSO, specifically related to the principle associated with the inability to generate and provide quality information and communication necessary to support the functioning of internal control.

In addition, the Company continued to identify a material weakness in the Monitoring component of the COSO, specifically related to the timely performance of control testing and communication of internal control deficiencies to those parties responsible for taking corrective action in a timely manner to allow for remediation.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as at and for the year ended December 31, 2023, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte & Touche S.p.A.

Turin, Italy
April 5, 2024

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
The Board has determined that Valerie A. Mars (the chairperson of the Audit Committee) qualifies as an “audit committee financial expert.” Ms. Mars is an independent director under the applicable NYSE rules, Rule 10A-3 under the Exchange Act and the DCGC.
ITEM 16B CODE OF ETHICS
We have adopted a Code of Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Ethics is available on our website. We intend to disclose any amendment to our Code of Ethics, or any waivers of its requirements, in our annual report on Form 20-F. For the year ended December 31, 2023, we did not grant any waivers of the Code of Ethics.
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte & Touche S.p.A., Turin Italy, PCAOB ID No.1376, the member firms of Deloitte & Touche and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2023 and 2022. We incurred the following fees from the Deloitte Entities for professional services for the years ended December 31, 2023 and 2022, respectively:

	For the years ended December 31,
(€ thousands)	2023	2022
Audit fees (1)	5,972	4,428
Audit-related fees	127	122
Tax fees	356	190
All other fees	28	22
Total	6,483	4,762
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
ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2023, no purchases of our equity securities registered pursuant to Section 12 of the Exchange Act were made by or on behalf of us or any affiliated purchaser.
ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not Applicable.
ITEM 16G CORPORATE GOVERNANCE
The discussion below summarizes the significant differences between our corporate governance practices and the NYSE listing standards applicable to U.S. companies. The DCGC is based on a “comply or explain” principle, then for a discussion regarding certain ways in which our governance practices deviate from those suggested in the DCGC, please see “Item 10.B—Memorandum and Articles of Association—Certain Disclosure and Reporting Obligations of the Company.”
•NYSE listing standards generally require a majority of board members to be “independent” as determined under the NYSE listing standards. While the DCGC, in principle, requires that a majority of non-executive directors be “independent,” the definition of “independent” under the DCGC differs in its details from the corresponding definition of “independent” under the NYSE listing standards. In some cases, DCGC requirements are stricter; in other cases, the NYSE listing standards are stricter. Currently, a majority of the members of the Board are independent under the NYSE listing standards (7 out of 11 members); 5 out of the 10 non-executive directors of the Board are independent under the DCGC.
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

•NYSE listing standards applicable to U.S. companies require that external auditors be appointed by the audit committee. The general rule under Dutch law is that external auditors are appointed by the General Meeting. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon at a General Meeting. Our Audit Committee is responsible for determining the process for selecting and determining the remuneration of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm.

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
ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J INSIDER TRADING POLICIES
Not applicable.
ITEM 16K CYBERSECURITY
A.Risk management and strategy
Our processes to assess, identify and manage material risks from cybersecurity threats are integrated in our overall enterprise risk management framework. Such processes are designed to evaluate the impact and likelihood of cybersecurity incidents, concurrently assessing the effectiveness of mitigation measures in place to mitigate and reduce the risk level across the Group.
We manage cybersecurity risk at multiple levels within the organization. Due to our wide geographic spread and the several recent acquisitions, our information systems are diversified, hosted by servers in multiple locations and supported by third-party providers of cloud services, with a wide range of software applications adapted to the different regions and functions. Policies and procedures across the Group for the safeguard of our information systems and the data residing therein are tailored to the specificities of the different parts of our organization. Third party providers which are given access to our data and programs are required to comply with operational rules set forth in our procedures regarding the use of our resources and access to our systems and are subject to specific access controls. For us to monitor the risks related to recourse to a third party provider, we require third parties providing infrastructure services in the IT landscape for the purpose of internal control over financial reporting to provide a “Security Organization Controls (“SOC”)” report at least once a year, which includes information on such supplier’s internal control system as applied to its IT systems as well as any problems related thereto occurred during the year.
Within this framework, the central Group management and the management of our segments, product lines and operating subsidiaries share responsibility for cybersecurity management and collaborate on assessing, identifying, and managing material risks. We use a variety of controls and processes to identify, mitigate and manage material cybersecurity risks, detect unusual activities and/or potential cybersecurity incidents or threats, including potential system breaches, and to verify the effectiveness of protective measures. Such controls and processes include identity and access management, infrastructure and architecture security, client and server end-point protection and network security. Information systems are monitored and tested on a regular basis with a view to keeping them secure and protected from cybersecurity threats. We seek to continuously strengthen our security processes and controls by investing in new and improved security technologies, improving incident response plans, engaging world-class cybersecurity advisors, contracting specialized service providers, and providing regular employee training. In addition, we purchase Group-wide business cybersecurity insurance in order to mitigate the risk of liabilities that may result from cybersecurity incidents.
In order to manage the risk of a material impact on our operations, financial performance, and reporting due to cybersecurity threats and incidents, we have adopted a mandatory Group-wide Cybersecurity Incident Management Procedure (the “Cybersecurity Policy”). The Cybersecurity Policy, which is supported by procedural documentation, sets forth the steps to be followed and assigns clear responsibilities within the organization in connection with cyber threats and incidents, in order to manage the response process at all stages, from detection and assessment to internal reporting and escalation, review, remedial action (including mitigation and recovery), notification to the competent authorities (where applicable), and post-incident analysis.

We provide regular training and launch awareness campaigns addressed to Group employees to understand and comply with Group policies and applicable regulations, including those related to cybersecurity. As part of our cybersecurity strategy, we have deployed across our organization cybersecurity education platforms, with mandatory training for all employees equipped with a workstation or a device connected to the information systems, in order to increase the level of employees’ training and awareness on cybersecurity.
We work with several external consultants specializing in cybersecurity to improve our ability to identify and detect, protect against, and recover from, cybersecurity incidents. This includes both ongoing consulting services and specific interventions as our Segment CISOs deem necessary. Large part of our organization is serviced by security operations centers active 24 hours a day, 7 days a week, with market-leading providers, for the monitoring of potentially critical IT events from a cybersecurity perspective and intervening promptly with mitigation and remediation measures as and when necessary. We also engage external consultants who are experts in the field in order to perform penetration testing sessions; these sessions are aimed at identifying any vulnerabilities that may affect our systems and appropriately remediating them. In addition, our Cybersecurity Policy provides that external advisors may be engaged, as appropriate, in connection with the response to any cyber incidents. In accordance with internal policies, we also conduct a careful cybersecurity evaluation of selected service providers, both in the selection phase and during the course of our relationship with them with security risk assessments as deemed appropriate.
As previously disclosed, in August 2021 we were subject to a ransomware attack that impacted the majority of our IT systems. As we refused to engage in discussions relating to the payment of the ransom, the responsible parties published certain accounting materials extracted from our IT systems. We publicly announced the IT systems breach and gradually restored our IT systems from secure back up servers during the weeks following the breach. As of the date of this report, we have not experienced any further material cybersecurity incidents. See “Item 3.D—Risk Factors— A disruption in our information technology, including as a result of cybercrimes, could disrupt our business operations and compromise confidential and sensitive information” for further information about data protection and cybersecurity risks.
B.Governance
The Board has designated the Audit Committee, and delegated powers to it, to assist and advise the Board with respect to the application by the Company of information and communication technology, including risks relating to cybersecurity. The Audit Committee meets regularly with management, the head of internal audit and the independent auditors to discuss risk assessment and risk management guidelines and policies and the Group’s significant risk exposures, the steps management has taken to monitor and control these exposures and the effectiveness of the design and operation of the internal risk management and control systems, including with respect to cybersecurity risk. It also meets at least annually with the Group Chief Information Officer, and/or the Segment CISOs for an update on cybersecurity risk management (including on key cybersecurity initiatives) and strategy. As frequently as may be necessary, the Audit Committee convenes to review the assessment of the materiality of cybersecurity incidents exceeding pre-defined severity thresholds, and the corporate communications relating to such incidents. The Audit Committee is also responsible for updating the Board on identified cybersecurity risks and material incidents, if any, as well as on remediation measures and investments required to be considered by the Board on cybersecurity matters. Our organizational structure reflects the diversity of our Group by relying on the designation of a Chief Information Security Officer for each operating segment (each, a “Segment CISO”), who reports directly to the top management of the relevant segment. The Segment CISOs are principally responsible for elaborating the cybersecurity strategy for, as well as handling all cybersecurity incidents and threats in, their respective segment. They assess and monitor the IT environment, conduct and review the risk assessment and organize preventive and detective cybersecurity measures. Pursuant to the Cybersecurity Policy, upon notice from an IT technical team about a cybersecurity incident or threat, the competent Segment CISO assesses the event, assigns it a level of severity in accordance with a predefined scale, coordinates the responsive actions (including through the appointment of external advisors), escalates the matter as set forth in the Cybersecurity Policy, and prepares reports on each cybersecurity incident.
The Cybersecurity Policy establishes a committee (the “Cybersecurity Committee”) responsible to support the Segment CISOs and the Audit Committee in connection with the assessment of, and response to, cybersecurity incidents that meet a certain severity level or other conditions as established in the policy. The Cybersecurity Committee, with the Segment CISOs, prepares and shares with the Audit Committee at least annually a report on all the cybersecurity incidents occurred during the relevant period. The Cybersecurity Committee comprises the Group Chief Information Officer, the Group Chief Financial Officer and Chief Of Operations and the Group General Counsel as permanent members, and may include additional members when dealing with specific cybersecurity incidents (including, for instance, the relevant Segment CISOs, or the chief executive officer or the chief financial officer of the entities affected by the cybersecurity incident).

Our Segment CISOs all have substantial relevant expertise (of more than a decade) in the areas of information security and cybersecurity risk management. They have extensive experience in the cybersecurity field, having served in various leadership roles in such sector, including working at leading consulting firms, providing cybersecurity services in different industries across different countries, acting as chief information security officers, and leading cybersecurity compliance efforts.
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

2.1	Description of Securities Registered under Section 12 of the Exchange Act
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
4.3
Form of PIPE Subscription Agreement (Insider PIPE Subscribers) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4, filed with the SEC on August 27, 2021, File No. 333-259139)

4.4
Registration Rights Agreement, dated as of December 17, 2021, by and among Ermenegildo Zegna N.V., Investindustrial Acquisition Corp. and the shareholders designated on Schedule A and Schedule B thereto (incorporated by reference to Exhibit 4.8 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

4.5
Lock-up Agreement, dated as of December 17, 2021, by and among Ermenegildo Zegna N.V., Investindustrial Acquisition Corp., Strategic Holding Group S.à r.l and the other parties thereto (incorporated by reference to Exhibit 4.11 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

4.6
Shareholders Agreement, dated as of December 17, 2021, by and among Monterubello s.s., Mr. Ermenegildo Zegna Di Monte Rubello, Investindustrial Acquisition Corp. L.P. and Ermenegildo Zegna N.V. (incorporated by reference to Exhibit 4.13 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

4.7†
Put Agreement, dated August 25, 2018, by and between Ermenegildo Zegna Holditalia S.p.A. and Mr. Thom Browne (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4, filed with the SEC on August 27, 2021, File No. 333-259139)

4.8
Amendment No. 1 to Put Agreement, dated May 13, 2021, by and between Ermenegildo Zegna Holditalia S.p.A. and Mr. Thom Browne (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4, filed with the SEC on August 27, 2021, File No. 333-259139)

4.9	Ermenegildo Zegna N.V. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.16 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)
8.1	List of subsidiaries of Ermenegildo Zegna N.V.
12.1	Certification of the Chief Executive Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
15.1	Consent of Deloitte and Touche S.p.A.
97.1	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation from Executive Officers
101	Interactive Data File
104	Cover Page Interactive Data File

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with the Instructions as to Exhibits of Form 20-F. The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ERMENEGILDO ZEGNA N.V.

	By:	/s/ Ermenegildo Zegna di Monte Rubello
April 5, 2024		Name: Ermenegildo Zegna di Monte Rubello
Title: Chairperson and Chief Executive Officer

ERMENEGILDO ZEGNA N.V.
CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2023 AND 2022 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Ermenegildo Zegna N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ermenegildo Zegna N.V. and subsidiaries (the "Company") as at December 31, 2023 and 2022, the related consolidated statements of profit and loss, comprehensive income and loss, changes in equity, and cash flow for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as at December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 5, 2024 expressed an adverse opinion on the Company's internal control over financial reporting.

Change in consolidated statement of profit and loss presentation

As discussed in Note 2 to the financial statements, in 2023, the Company changed its accounting policy to present its expenses in the consolidated statements of profit and loss by function instead of nature, as permitted by International Accounting Standard 1 - Presentation of Financial Statements. In order to conform to this new presentation, the information for the year ended December 31, 2022 and 2021 has been reclassified to reflect presentation by function.

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

Property, Plant and Equipment and Right of Use Assets – Impairment of Directly Operated Store Assets identified with triggering events — Refer to Notes 3, 4, 15 and 16 to the financial statements

Critical Audit Matter Description

Property, plant and equipment (“PPE”) and right-of-use assets (“RoU assets”) includes assets relating to directly operated stores and strategic stores (together “DOS”). The Company recognized a net impairment for the year ended December 31, 2023 of Euro 1.7 million, comprising of a net impairment of Euro 832 thousand related to RoU assets and of Euro 915 thousand related to PPE.

As discussed in Note 3 to the financial statements, for purposes of impairment testing, the Company determines the cash generating unit (“CGU”) for its PPE and RoU assets related to DOS to be at the individual store level.

During the year, management performed triggering event analyses for all CGUs for DOS and performed an impairment analysis for those CGUs for DOS where a trigger has been identified. Impairment is recognized when the carrying value of a CGU for DOS assets exceeds the recoverable amount.

For those CGUs for DOS where an impairment analysis is performed, in order to determine the recoverable amount, the Company estimated the DOS assets’ value in use by making significant estimates and assumptions related to, among others, future forecasted revenues and profits for each individual store and the determination of appropriate discount rates. Estimates and assumptions related to future cash flows are determined based on the approved management’s budget and forecast for a period of three years and an estimate of the long-term growth rate.

We identified impairment of DOS assets identified with triggering events as a critical audit matter because the estimate of future store cash flows to assess the recoverability of DOS assets required significant management judgment, primarily in relation to forecasting future revenues and profitability, as well as in relation to the determination of discount rates. Changes in these estimates could have a significant impact on the measurement of the recoverable amount, resulting in a possible adjustment to the impairment charge to be recorded. This area of management estimate required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of management’s judgments used in preparing these estimates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s judgments regarding forecasting future revenues and profitability as well as in relation to the determination of the discount rates included the following:

•We evaluated management’s ability to accurately perform forecasts, including management’s basis and approach for considering the impacts of changes in market conditions and economic events, by:

–inquiring of the Company's executives to understand the business initiatives supporting the assumptions in the future revenues and profits;

–performing a retrospective analysis to assess management’s ability to accurately forecast by comparing actual results to management’s historical forecast; and

–comparing the forecasts to (1) historical revenue and operating results; (2) internal communications regarding the Company’s business plan and strategy; and (3) industry and market conditions.

•With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates by testing the source information underlying management’s determination of the discount rates and the mathematical accuracy of the calculations.

Other current and non-current financial liabilities – Thom Browne Group - Valuation of put option - Refer to Notes 3, 4, 10 and 28 to the financial statements

Critical Audit Matter Description

As at December 31, 2023, the Company has a put option to buy the remaining 10% of non-controlling interests in Thom Browne Inc. (“Thom Browne”), which is recognized as a financial liability of Euro 139 million, of which Euro 22 million recognized as current.

The valuation of current and non-current financial liabilities was based on management’s forecasts of Thom Browne’s future profitability and their selection of an appropriate discount rate.

Management accounts for the put option agreement recognizing a current and non-current financial liabilities for the Company’s estimated obligation under the option. The exercise price of the put option is dependent on a measure of the brand’s profitability at the exercise date.

Therefore, the Company’s fair value determination of the current and non-current financial liabilities required management to make significant estimates and assumptions related to forecasts of future revenues and profitability and to select an appropriate discount rate. Changes in above described assumptions could have a significant impact on the measurement of the current and non-current financial liabilities.

We identified the valuation of the put option as a critical audit matter, because of the significant judgments made by management to estimate discount rate, future revenues and profitability of the Thom Browne Group. This required a high degree of auditor judgment and an increased extent of effort, including the involvement of our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to discount rate, future revenue and profitability.

How the Critical Audit Matter Was Addressed in the Audit
Our procedures related to the valuation of the put option included the following, among others:

•We evaluated management’s ability to accurately forecast revenues and profit of the Thom Browne Group by comparing actual revenue and profitability to management’s historical forecasts.

•We evaluated management’s assumptions related to future revenues and profitability by:

–Inquiring of the Company's executives to understand the business initiatives supporting the assumptions in the future revenues and profitability, and

–Comparing the forecasts to the current and past performance of the Thom Browne Group and to external market and industry data.

•With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate by testing the source information underlying management’s determination of the discount rate and the mathematical accuracy of the calculations.

Intangible assets – Fair value determination of intangible asset for Tom Ford license agreement – Refer to Notes 14 and 39 to the financial statements

Critical Audit Matter Description

On April 28, 2023, the Company completed the acquisition of Tom Ford International (“TFI”), the Company that owns and operates the Tom Ford Fashion business. As part of a transaction, sole ownership of the Tom Ford brand, its trademarks, and other intellectual property rights were acquired by The Estee Lauder Companies Inc. (“ELC”), and the Company has become a long-term licensee of ELC for some Tom Ford products. The Company accounted for the acquisition under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including an intangible asset for the license agreement for Euro 99 million. Management estimated the fair value of the license using the multi-period excess earnings method. The fair value determination of the license required management to make significant estimates and assumptions related to future revenues and profitability and the discount rate used.

We identified the valuation of the intangible asset for the Tom Ford license agreement as a critical audit matter because of the significant estimates and assumptions management makes to fair value the license agreement. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s forecasts revenues, profitability and the discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenues, future profitability and the discount rate used for the determination of the fair value of the Tom Ford license agreement included the following, among others:

•We evaluated the terms of the relevant contractual documents, including purchase and sale agreements and license agreement, as well as other documents including board of directors’ minutes, to understand and evaluate the business purpose and the critical terms, rights and obligations associated with the transactions.

•With the assistance of our technical accounting specialist we evaluated the Company's technical accounting analysis regarding the accounting treatment for minimum annual guaranteed royalties that the Company will pay to ELC based on the applicable accounting guidance.

•We assessed the reasonableness of management’s forecasts of future revenues and future profitability by comparing the forecasts to industry comparatives and own accumulated industry knowledge.

•With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate applied including:

◦the comparison between the discount rate used and the implied risk in the cash flow used for the license valuation, and

◦the mathematical accuracy of the calculation.

/s/ Deloitte & Touche S.p.A.

Turin, Italy
April 5, 2024
We have served as the Company's auditor since 1995.

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
for the years ended December 31, 2023, 2022 and 2021

		For the years ended December 31,
(€ thousands, except per share data)	Notes	2023	2022(*)	2021(*)
Revenues	6	1,904,549	1,492,840	1,292,402
Cost of sales	7	(680,235)	(564,832)	(495,702)
Gross profit		1,224,314	928,008	796,700
Selling, general and administrative expenses	8	(901,364)	(695,084)	(822,897)
Marketing expenses	9	(114,802)	(85,147)	(67,831)
Operating profit/(loss)		208,148	147,777	(94,028)
Financial income	10	37,282	13,320	45,889
Financial expenses	10	(68,121)	(54,346)	(43,823)
Foreign exchange losses	10	(5,262)	(7,869)	(7,791)
Result from investments accounted for using the equity method	17	(2,953)	2,199	2,794
Profit/(Loss) before taxes		169,094	101,081	(96,959)
Income taxes	11	(33,433)	(35,802)	(30,702)
Profit/(Loss)		135,661	65,279	(127,661)
Attributable to:
Shareholders of the Parent Company		121,529	51,482	(136,001)
Non-controlling interests		14,132	13,797	8,340

Basic earnings per share in €	12	0.49	0.22	(0.67)
Diluted earnings per share in €	12	0.48	0.21	(0.67)
_________________
(*) Starting with the year ended December 31, 2023, the Group presents the consolidated statement of profit and loss by function, which is most representative of the way the Chief Operating Decision Maker and management view the business, and therefore it provides reliable and more relevant information and is consistent with international practice. In order to conform to this new presentation, the information for the year ended December 31, 2022 and 2021 have been reclassified compared to what was previously presented by the Group.
The accompanying notes are an integral part of these Consolidated Financial Statements

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND LOSS
for the years ended December 31, 2023, 2022 and 2021

		For the years ended December 31,
(€ thousands)	Notes	2023	2022	2021
Profit/(Loss)		135,661	65,279	(127,661)
Other comprehensive (loss)/income, net of tax:
Items that will be subsequently reclassified to the statement of profit and loss:
Foreign currency exchange differences arising from the translation of foreign operations(*)		(15,887)	10,098	40,324
Net (loss)/gain from cash flow hedges		(7,553)	21,744	(6,344)
Net gain/(loss) from financial instruments measured at fair value		635	(1,482)	444
Items that will not be subsequently reclassified to the statement of profit and loss:
Net actuarial gain/(loss) from defined benefit plans		1,025	1,092	(397)
Total other comprehensive (loss)/income, net of tax	25	(21,780)	31,452	34,027
Total comprehensive income/(loss)		113,881	96,731	(93,634)
Attributable to:
Shareholders of the Parent Company		100,583	82,908	(102,106)
Non-controlling interests		13,298	13,823	8,472
_________________
(*) As a result of the acquisition of Tom Ford International in April 2023, cumulative translation losses amounting to €4,705 thousand related to the original investment held in Tom Ford International were reclassified from other comprehensive income and loss to foreign exchange losses within the consolidated statement of profit and loss for the year ended December 31, 2023. For additional information relating to the acquisition of Tom Ford International see Note 1 — General information, Note 17 — Investments accounted for using the equity method and Note 39 — Business combinations.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2023 and 2022

		At December 31,
(€ thousands)	Notes	2023	2022
Assets
Non-current assets
Intangible assets	14	572,274	455,908
Property, plant and equipment	15	159,608	126,139
Right-of-use assets	16	533,952	375,508
Investments accounted for using the equity method	17	18,765	22,648
Deferred tax assets	11	160,878	124,627
Other non-current financial assets	18	33,898	36,240
Total non-current assets		1,479,375	1,141,070
Current assets
Inventories	19	522,589	410,851
Trade receivables	20	240,457	177,213
Derivative financial instruments	21	11,110	22,454
Tax receivables		31,024	15,350
Other current financial assets	22	90,917	320,894
Other current assets	23	95,260	84,574
Cash and cash equivalents	24	296,279	254,321
Total current assets		1,287,636	1,285,657
Total assets		2,767,011	2,426,727

Liabilities and Equity
Equity attributable to shareholders of the Parent Company		840,294	678,949
Equity attributable to non-controlling interests	26	60,602	53,372
Total equity		900,896	732,321
Non-current liabilities
Non-current borrowings	27	113,285	184,880
Other non-current financial liabilities	28	136,556	178,793
Non-current lease liabilities	29	471,083	332,050
Non-current provisions for risks and charges	30	19,849	19,581
Employee benefits	31	29,645	51,584
Deferred tax liabilities	11	73,885	60,534
Other non-current liabilities	33	9,689	—
Total non-current liabilities		853,992	827,422
Current liabilities
Current borrowings	27	289,337	286,175
Other current financial liabilities	28	22,102	37,258
Current lease liabilities	29	122,642	111,457
Derivative financial instruments	21	897	2,362
Current provisions for risks and charges	30	16,019	13,969
Trade payables and customer advances	32	314,137	270,936
Tax liabilities		41,976	25,999
Other current liabilities	33	205,013	118,828
Total current liabilities		1,012,123	866,984
Total equity and liabilities		2,767,011	2,426,727

The accompanying notes are an integral part of these Consolidated Financial Statements.

Ermenegildo Zegna N.V.
CONSOLIDATED CASH FLOW STATEMENT
for the years ended December 31, 2023, 2022 and 2021

		For the years ended December 31,
(€ thousands)	Notes	2023	2022	2021
Operating activities
Profit/(Loss)		135,661	65,279	(127,661)
Income taxes	11	33,433	35,802	30,702
Depreciation, amortization and impairment of assets	13	194,952	173,521	163,367
Financial income	10	(37,282)	(13,320)	(45,889)
Financial expenses	10	68,121	54,346	43,823
Foreign exchange losses	10	5,262	7,869	7,791
Write downs and other provisions		(1,168)	14	19,487
Write downs of the provision for obsolete inventory	19	31,850	28,561	29,600
Result from investments accounted for using the equity method	17	2,953	(2,199)	(2,794)
(Gains)/Losses arising from the disposal of fixed assets		—	(1,124)	1,153
Other non-cash expenses, net	38	66,641	23,063	230,812
Change in inventories		(72,770)	(103,112)	(27,554)
Change in trade receivables		(51,022)	(15,623)	(12,294)
Change in trade payables including customer advances		11,670	43,511	31,426
Change in current and non-current provisions for risks and charges		(6,720)	(29,102)	(5,498)
Change in employee benefits		(2,566)	(8,676)	(13,456)
Change in other operating assets and liabilities		(20,479)	(38,216)	38,927
Interest paid		(29,166)	(24,938)	(17,487)
Income taxes paid		(53,988)	(49,258)	(63,300)
Net cash flows from operating activities		275,382	146,398	281,155
Investing activities
Payments for property, plant and equipment		(57,034)	(49,114)	(79,699)
Proceeds from disposals of property, plant and equipment		—	—	3,791
Payments for intangible assets		(20,843)	(24,185)	(14,627)
Proceeds from disposals of non-current financial assets		2,345	2,585	1,536
Payments for purchases of non-current financial assets		(2,623)	(111)	(4,431)
Proceeds from disposals of current financial assets and derivative instruments	22	270,317	46,487	92,021
Payments for acquisitions of current financial assets and derivative instruments		(36,956)	(32,412)	(76,058)
Business combinations, net of cash acquired	39	(117,686)	(585)	(4,224)
Acquisition of investments accounted for using the equity method	17	(15,734)	—	(313)
Net cash flows from/(used in) investing activities		21,786	(57,335)	(82,004)
Financing activities
Proceeds from borrowings	27	204,424	—	123,570
Repayments of borrowings	27	(306,150)	(159,719)	(160,210)
Repayments of other non-current financial liabilities	28	—	(3,919)	(4,287)
Payments of lease liabilities	29	(125,732)	(121,633)	(100,611)
Proceeds from the exercise of warrants	28	4,409	—	—
Proceeds from capital contribution from Monterubello	25	—	10,923	—
Sales of shares held in treasury	25	3,654	3,390	6,343
Purchase of own shares		—	—	(384)
Dividends to owners of the parent		(25,031)	(21,852)	(102)
Dividends paid to non-controlling interests		(6,068)	(4,187)	(548)
Purchase of own shares from Monterubello	1	—	—	(455,000)
Proceeds from issuance of ordinary shares upon Business Combination	1	—	—	310,739
Proceeds from issuance of ordinary shares to PIPE Investors	1	—	—	331,385
Payments of transaction costs related to the Business Combination	1	—	—	(48,475)
Cash distributed as part of the Disposition		—	—	(26,272)
Payments for acquisition of non-controlling interests		—	—	(40,253)
Net cash flows used in financing activities		(250,494)	(296,997)	(64,105)
Effects of exchange rate changes on cash and cash equivalents		(4,716)	2,464	7,454
Net increase/(decrease) in cash and cash equivalents		41,958	(205,470)	142,500
Cash and cash equivalents at the beginning of the year	24	254,321	459,791	317,291
Cash and cash equivalents at the end of the year	24	296,279	254,321	459,791
The accompanying notes are an integral part of these Consolidated Financial Statements.

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2023, 2022 and 2021

			Legal reserves
(€ thousands)	Share capital	Share premium	Currency translation difference	Cash flow hedge reserve	Reserve for remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Other legal reserves	Reserve for treasury shares	Other reserves	Retained earnings	Total equity attributable to shareholders of the Parent Company	Total equity attributable to non-controlling interests	Total equity
At January 1, 2021(*)	4,300	—	(24,660)	(2,225)	741	243	—	(76,624)	(193,247)	893,236	601,764	43,270	645,034
(Loss)/Profit	—	—	—	—	—	—	—	—	—	(136,001)	(136,001)	8,340	(127,661)
Other comprehensive income/(loss)	—	—	40,197	(6,316)	(430)	444	—	—	—	—	33,895	132	34,027
Total comprehensive income	—	—	40,197	(6,316)	(430)	444	—	—	—	(136,001)	(102,106)	8,472	(93,634)
Legal reserves	—	—	—	—	—	—	20,351	—	(21,211)	860	—	—	—
Dividends	—	—	—	—	—	—	—	—	(102)	—	(102)	(548)	(650)
Capital increase related to the Business Combination	1,639	710,264	—	—	—	—	—	—	—	—	711,903	—	711,903
Purchase of own shares from Monterubello	—	—	—	—	—	—	—	(455,000)	—	—	(455,000)	—	(455,000)
Capital contribution from Monterubello	—	10,923	—	—	—	—	—	—	—	—	10,923	—	10,923
Issuance of shares held in treasury	—	—	—	—	—	—	—	76,624	(70,665)	—	5,959	—	5,959
Assignment of treasury shares	—	—	—	—	—	—	—	—	31,823	(31,823)	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	8,365	8,365	(8,365)	—
Acquisition of Ubertino	—	—	—	—	—	—	—	—	—	—	—	2,854	2,854
Share-based payments	—	—	—	—	—	—	—	—	74,978	—	74,978	—	74,978
Disposition	—	—	(20,465)	176	—	—	—	—	—	(235,185)	(255,474)	(2,589)	(258,063)
At December 31, 2021(*)	5,939	721,187	(4,928)	(8,365)	311	687	20,351	(455,000)	(178,424)	499,452	601,210	43,094	644,304
Profit	—	—	—	—	—	—	—	—	—	51,482	51,482	13,797	65,279
Other comprehensive income/(loss)	—	—	10,223	21,744	941	(1,482)	—	—	—	—	31,426	26	31,452
Total comprehensive income	—	—	10,223	21,744	941	(1,482)	—	—	—	51,482	82,908	13,823	96,731
Legal reserves	—	—	—	—	—	—	4,927	—	(4,927)	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	(21,852)	(21,852)	(4,187)	(26,039)
Sale of treasury shares, net	—	—	—	—	—	—	—	3,826	—	—	3,826	—	3,826
Share-based payments	—	—	—	—	—	—	—	—	13,579	—	13,579	—	13,579
Other changes	—	—	—	—	—	—	—	—	40	(762)	(722)	642	(80)
At December 31, 2022(*)	5,939	721,187	5,295	13,379	1,252	(795)	25,278	(451,174)	(169,732)	528,320	678,949	53,372	732,321
Profit	—	—	—	—	—	—	—	—	—	121,529	121,529	14,132	135,661
Other comprehensive income/(loss)	—	—	(15,151)	(7,553)	1,123	635	—	—	—	—	(20,946)	(834)	(21,780)
Total comprehensive income	—	—	(15,151)	(7,553)	1,123	635	—	—	—	121,529	100,583	13,298	113,881
Legal reserves	—	—	—	—	—	—	(3,145)	—	3,145	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	(25,031)	(25,031)	(6,068)	(31,099)
Sale of treasury shares, net	—	—	—	—	—	—	—	3,902	(248)	—	3,654	—	3,654
Exercise of warrants	115	64,500	—	—	—	—	—	—	(1,236)	—	63,379	—	63,379
Issuance of Special Voting Shares A	3,100	(3,100)	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	—	—	—	—	—	—	19,780	—	19,780	—	19,780
Settlement of share-based payments	—	—	—	—	—	—	—	10,650	(11,093)	443	—	—	—
Other changes	—	—	—	—	—	—	—	—	5,388	(6,408)	(1,020)	—	(1,020)
At December 31, 2023	9,154	782,587	(9,856)	5,826	2,375	(160)	22,133	(436,622)	(153,996)	618,853	840,294	60,602	900,896
(*) Starting with the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2023 and for the six months ended June 30, 2023 and 2022, in the consolidated statement of changes in equity the Group separately presents certain components of equity, including share premium, the reserve for treasury shares and other legal reserves, which were previously presented within other reserves. Management believes this presentation, together with the accompanying notes, facilitate a better understanding of the underlying components of the Group’s equity. As a result of this new presentation, certain comparative period amounts above have been reclassified compared to the amounts presented in the Group’s 2022 consolidated financial statements.
The accompanying notes are an integral part of these Consolidated Financial Statements.

Ermenegildo Zegna N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
1. General information
Ermenegildo Zegna N.V. (formerly known as Ermenegildo Zegna Holditalia S.p.A., and hereinafter referred to as the “Company” or the “Parent Company” and together with its consolidated subsidiaries, or any one or more of them, as the context may require, the “Ermenegildo Zegna Group” or the “Group”) is the holding company of the Group and is incorporated as a public company (naamloze vennootschap) under the laws of the Netherlands and its ordinary shares are listed on the New York Stock Exchange under the “ZGN” ticker. The Company is domiciled in Amsterdam, the Netherlands, and the Company’s registered office is Viale Roma 99/100, Valdilana (Biella), Italy.
Ermenegildo Zegna Group is a leading global luxury group, internationally recognized for the distinctive heritage of craftsmanship and design associated with the ZEGNA and Thom Browne brands and the noble fabrics and fibers of its in-house luxury textile and knitwear business. Since its foundation in 1910 through Lanificio Ermenegildo Zegna e Figli S.p.A. (“Lanificio”) in Valdilana (BI), Italy, the Group has expanded beyond luxury textile production to ready-to-wear products and accessories to become a highly recognized luxury lifestyle group. The Group designs, manufactures, markets and distributes luxury menswear, footwear, leather goods and other accessories under the ZEGNA and the Thom Browne brands, and luxury womenswear and childrenswear under the Thom Browne brand. The Group’s product range is complemented by eyewear, cufflinks and jewelry, watches, underwear and beachwear manufactured by third parties under licenses. In addition, following the completion of the acquisition of Tom Ford International (“TFI”) on April 28, 2023 (the “TFI Acquisition”), the Group has become a long-term licensee of the Estée Lauder Companies Inc. (“ELC”) for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products. For further information on the TFI Acquisition, see Note 39 — Business combinations. The Group’s business covers the entire value chain as a result of its design, manufacturing and distribution business and the Group has a significant international presence through the retail channel, consisting of directly operated single-brand stores (“Directly Operated Stores” or “DOS”) and online stores, as well as through the wholesale channel, represented by multi-brand stores, luxury department stores and major international airports.
Business Combination and other transactions in 2021
On December 17, 2021, the Group closed the previously announced business combination pursuant to a business combination agreement, dated as of July 18, 2021, as amended, by and among the Group, Investindustrial Acquisition Corp. (“IIAC”) and EZ Cayman, a wholly-owned subsidiary of the Group (“Zegna Merger Sub”), through a series of transactions as described below (the “Business Combination”).
Effective November 1, 2021, Ermenegildo Zegna Holditalia S.p.A. transferred its activities related to design and style, brand, marketing, planning, retail management, human resources, finance and accounting, legal, information technology and internal audit and compliance, and transferred 197 employees out of a total 212 employees to EZ Service S.r.l. (“EZ Service”), a limited liability company based in Italy that was incorporated on October 1, 2021 and is fully owned by Ermenegildo Zegna N.V. Subsequent to this transfer the Company’s activities are primarily limited to holding investments in the subsidiaries of the Group and conducting certain administrative, treasury, internal control and investor relations activities.
Also on November 1, 2021, Ermenegildo Zegna Holditalia S.p.A. completed the disposition of certain of its businesses (the “Disposition”), through the statutory demerger under Italian law to a new company owned by its existing shareholders. The Disposition included, inter alia, Ermenegildo Zegna Holditalia S.p.A.’s real estate business, consisting of its former subsidiary EZ Real Estate S.r.l. (“EZ Real Estate”), which directly and indirectly holds substantially all of the real estate assets formerly owned by the Group, as well as certain properties previously owned by Lanificio, and its 10% equity interest in Elah Dufour S.p.A. Most of the real estate properties directly or indirectly owned by EZ Real Estate were, and continue to be, leased to the Group also following the Disposition.
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
•In connection with the Conversion, the Company underwent a share split of 4,300,000 ordinary shares into 215,000,000 ordinary shares (the “Share Split”);
•Zegna Merger Sub merged with and into IIAC, with IIAC being the surviving entity in the merger (the “Merger”), as a result of which:
(a)each share of Zegna Merger Sub was converted into one IIAC ordinary share;
(b)a total number of 44,443,659 IIAC class A shares and class B shares were contributed to the Company in exchange for an equivalent number of the Company ordinary shares, representing a capital increase of €397.8 million measured based on the closing price of IIAC’s shares of $10.14 per share on December 17, 2021;
(c)13,416,637 outstanding IIAC public warrants were converted to an equivalent number of the Company public warrants representing a right to acquire one the Company ordinary share. The public warrants were measured at fair value by using the Euro equivalent of the closing price of IIAC warrants on December 17, 2021, amounting to a total of €20,723 thousand; and
(d)5,900,000 IIAC private placement warrants were exchanged for an equivalent number of the Company private placement warrants representing a right to acquire one the Company ordinary share, while the remaining 800,000 IIAC private placement warrants were transferred by Strategic Holding Group S.à r.l. to the Ermenegildo Zegna Group and the Company issued a corresponding number of private placement warrants to certain of its directors. The private placement warrants were measured at fair value using a Monte Carlo simulation model, amounting to a total of €10,349 thousand;
(e)The issuance of 5,031,250 the Company ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period (“Escrow Shares”). The Escrow Shares were measured in accordance with IFRS 2 - Share-Based Payment (“IFRS 2”) using a Monte Carlo simulation model, amounting to a total of €37,906 thousand;
•Pursuant to certain agreements between the Group and IIAC, the private investment in public equity investors (“PIPE Investors”) subscribed to an aggregate of 37,500,000 the Company ordinary shares for an aggregate purchase price of €331.4 million;
•The Company repurchased 54,600,000 of its ordinary shares from the Group’s controlling shareholder, Monterubello s.s. (hereinafter “Monterubello”), in exchange for consideration of €455.0 million.
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

Following the completion of the Business Combination, on December 20, 2021, the Company’s ordinary shares and public warrants began trading on the New York Stock Exchange (“NYSE”) under the symbols “ZGN” and “ZGN WS,” respectively.
Accounting for the Business Combination
The Business Combination between the Group and IIAC was accounted for as a capital reorganization in accordance with International Financial Reporting Standards. For accounting purposes, the Business Combination was treated as the equivalent of the Company issuing shares for the net assets of IIAC, which were stated at historical cost, with no goodwill or other intangible assets recorded.
It has been determined that IIAC does not meet the definition of a “business” pursuant to IFRS 3 — Business Combinations (“IFRS 3”), hence the transaction is accounted for within the scope of IFRS 2. In accordance with IFRS 2, the difference in the fair value of the Group’s equity instruments deemed issued to IIAC shareholders (measured based on the closing price of IIAC’s shares of $10.14 per share on December 17, 2021) over the fair value of identifiable net assets of IIAC represents a service for listing amounting to €114,963 thousand and was accounted for as a share-based payment expensed as incurred.
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
These consolidated financial statements were approved and authorized for issue by the Board of Directors of Ermenegildo Zegna N.V. on April 4, 2024.
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
The financial reporting formats presented by the Group have the following characteristics:
•starting in 2023, the Group presents the consolidated statement of profit and loss by function, which is most representative of the way the Chief Operating Decision Maker and management view the business, and therefore it provides reliable and more relevant information and is consistent with international practice. In order to conform to this new presentation, the information for the year ended December 31, 2022 and 2021 has been reclassified compared to what was previously presented by the Group;
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

•the consolidated statement of changes in equity presents the movements in shareholder’s equity. Starting in 2023, in the consolidated statement of changes in equity the Group separately presents certain components of equity, including share premium, the reserve for treasury shares and other legal reserves, which were previously presented within other reserves. Management believes this presentation, together with the accompanying notes, facilitate a better understanding of the underlying components of the Group’s equity. As a result of this new presentation, certain amounts presented for periods prior to the year ended December 31, 2023 within these Consolidated Financial Statements have been reclassified compared to amounts previously presented by the Group;
•the notes to the consolidated financial statements comprise a summary of the material accounting policy information and other explanatory information. In order to conform the note to the consolidated financial statements with the new presentation of the consolidated statement of profit and loss by function, the explanatory information for the year ended December 31, 2022 and 2021 has been modified compared to what was previously presented by the Group.
The Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.
The Consolidated Financial Statements have been prepared on a going concern basis and applying the historical cost method, modified as required for certain financial assets and liabilities (including derivative instruments), which are measured at fair value, as further described in the accounting policy information below. Income and expenses are accounted for on an accrual basis.
3. Summary of material accounting policy information
New standards and amendments effective from January 1, 2023
In May 2017, the IASB issued IFRS 17 — Insurance Contracts, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In February 2021, the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. Certain accounting policy disclosures were updated a result of the adoption of these amendments.

In February 2021, the IASB issued amendments to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In May 2021, the IASB issued amendments to IAS 12 — Income Taxes: Deferred Tax related to Assets and Liabilities Arising From a Single Transaction that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments. As a result of adopting the amendments the Group recognizes deferred taxes arising from lease accounting on a gross basis.

In December 2021, the IASB issued an amendments to IFRS 17 — Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information, which provides a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements. The amendment is effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In May 2023, the IASB issued amendments to IAS 12 — Income taxes: International Tax Reform – Pillar Two Model Rules, to clarify the application of IAS 12 — Income taxes to income taxes arising from tax law enacted or substantively enacted to implement the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes). The amendments introduce: (i) a mandatory temporary exception for the recognition of and disclosure relating to deferred tax assets and liabilities arising from the jurisdictional implementation of the Pillar Two model rules, which was effective immediately upon issuance of the amendment and which the Group applied from that date, and (ii) disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before the effective date of the Pillar Two model rules, which apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023. Please refer to Note 11 — Income taxes for additional information relating to Pillar Two model rules.

New standards, amendments and interpretations not yet effective
The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2024 or subsequent years are listed below:
In January 2020, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.
In September 2022, the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.
In October 2022, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.
In May 2023, the IASB issued amendments to IAS 7 — Statement of Cash Flows and IFRS 7 — Financial Instruments: Disclosures: Supplier Finance Arrangements, that introduce new disclosure requirements to enhance the transparency and usefulness of the information provided by entities about supplier finance arrangements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments are effective on or after January 1, 2024. The Group is evaluating the potential impact from the adoption of these amendments.
In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability, to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. These amendments are effective on or after January 1, 2025. The Group is evaluating the potential impact from the adoption of these amendments.

Material accounting policy information
Basis of consolidation
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

The following table presents the principal foreign currency exchange rates used by the Group to translate other currencies into Euro:

	2023		2022		2021
	At December 31,	Average	At December 31,	Average	At December 31,	Average
U.S. Dollar	1.105	1.081	1.067	1.053	1.133	1.183
Swiss Franc	0.926	0.972	0.985	1.005	1.033	1.081
Chinese Renminbi	7.851	7.660	7.358	7.079	7.195	7.629
Pound Sterling	0.869	0.870	0.887	0.853	0.840	0.860
Hong Kong Dollar	8.631	8.465	8.316	8.245	8.833	9.193
Singapore Dollar	1.459	1.452	1.430	1.451	1.528	1.589
United Arab Emirates Dirham	4.058	3.971	3.917	3.867	4.160	4.344
Japanese Yen	156.330	151.990	140.660	138.027	130.380	129.877
South Korean Won	1,433.660	1,412.880	1,344.090	1,358.073	1,346.380	1,353.958
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
Scope of consolidation
Ermenegildo Zegna N.V. is the parent company of the Group and it holds, directly or indirectly, interests in the Group’s subsidiaries. The following table presents the Group’s scope of consolidation at December 31, 2023 and 2022:

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				At December 31,
				2023	2022
Companies consolidated on a line-by-line basis
Parent company
Ermenegildo Zegna N.V.	Amsterdam (Netherlands)	9,153,722
Italian subsidiaries
In.co. S.p.A.	Biella	4,050,000	Ermenegildo Zegna N.V.	100%	100%

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				At December 31,
				2023	2022
Pelletteria Tizeta S.r.l. (3)	Sesto Fiorentino (FI)	206,816	Ermenegildo Zegna N.V. (50%) / Tom Ford International LLC (50%)	100%	50%
Lanificio Ermenegildo Zegna e Figli S.p.A.	Valdilana (BI)	3,100,000	Ermenegildo Zegna N.V.	100%	100%
Ezi S.p.A.	Milan	5,750,000	Ermenegildo Zegna N.V.	100%	100%
EZ Service S.r.l.	Valdilana (BI)	500,000	Ermenegildo Zegna N.V.	100%	100%
Bonotto S.p.A.	Colceresa (VI)	1,239,600	Ermenegildo Zegna N.V.	60%	60%
Cappellificio Cervo S.r.l.	Biella	300,000	Ermenegildo Zegna N.V.	51%	51%
Thom Browne Services Italy S.r.l.	Milan	10,000	Thom Browne Trading SA	90%	90%
Thom Browne Retail Italy S.r.l.	Milan	10,000	Thom Browne Services Italy S.r.l.	90%	90%
Gruppo Dondi S.p.A.	Carpi (MO)	1,502,800	Ermenegildo Zegna N.V.	65%	65%
Tessitura Ubertino S.r.l.	Valdilana (BI)	100,000	Ermenegildo Zegna N.V.	60%	60%
Tom Ford Distribution S.r.l. (3)	Sesto Fiorentino (FI)	117,616	Tom Ford Switzerland Sagl (85.02%) / Tom Ford International LLC (14.98%)	100%	—%
Foreign subsidiaries
Investindustrial Acquisition Corp. (“IIAC”) (6)	Cayman Islands	5,614	Ermenegildo Zegna N.V.	—%	100%
Ermenegildo Zegna Giyim Sanayi ve Tic. A. S.	Istanbul (Turkey)	32,291,439	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna H.m.b.H.	Wien (Austria)	610,000	Ermenegildo Zegna N.V.	100%	100%
Société de Textiles Astrum France S.à.r.l.	Paris (France)	500,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna GmbH	Munich (Germany)	6,577,421	Ermenegildo Zegna N.V.	100%	100%
Zegna Japan Co., LTD	Minato-Ku-Tokyo (Japan)	100,000,000	Ermenegildo Zegna N.V.	100%	100%
Fantasia (London) Limited	London (UK)	499,800	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna S.A. de C.V.	Ciudad de Mexico (Mexico)	459,600,000	Ermenegildo Zegna N.V.	100%	100%
Ezeti Portugal. S.A.	Lisbon (Portugal)	800,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Madrid S.A.	Barcelona (Spain)	901,500	Ezeti S.L.	70%	70%
Ezeti S.L.	Barcelona (Spain)	500,032	Italco S.A.	100%	100%
Italco S.A.	Sant Quirze (Spain)	1,911,300	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Czech s.r.o	Prague (Czech Republic)	1,350,000	Ermenegildo Zegna N.V.	100%	100%
Co.Ti. Service S.A.	Stabio (Switzerland)	27,940,000	Ermenegildo Zegna N.V.	100%	100%
Consitex S.A.	Stabio (Switzerland)	15,000,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Corporation	New York, NY	500,000	Ermenegildo Zegna N.V.	100%	100%
Zegna (China) Enterprise Management Co., Ltd.	Shanghai (China)	58,309,140	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna (China) Co., LTD	Shanghai (China)	50,000,000	Ermenegildo Zegna N.V.	100%	100%
Ismaco Amsterdam B.V. (6)	Amsterdam (Netherlands)	226,890	Ermenegildo Zegna N.V.	—%	100%
Ermenegildo Zegna Far-East Pte LTD	Singapore	21,776,432	Consitex S.A.	100%	100%
Ermenegildo Zegna Hong Kong LTD	Hong Kong	538,240,000	Ermenegildo Zegna N.V.	100%	100%
E.Z. Trading (Hong Kong) LTD	Hong Kong	82,120,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Canada Inc.	Toronto (Canada)	700,000	Ermenegildo Zegna N.V.	100%	100%

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				At December 31,
				2023	2022
Ermenegildo Zegna Australia PTY LTD	Sydney (Australia)	18,000,000	Ermenegildo Zegna Far-East Pte LTD	100%	100%
E. Z. New Zealand LTD	Auckland (New Zealand)	5,800,000	Ermenegildo Zegna N.V.	100%	100%
Ezesa Argentina S.A.	Buenos Aires (Argentina)	9,421,014	Ermenegildo Zegna N.V. / Italco S.A.	100%	100%
E. Z. Thai Holding Ltd	Bangkok (Thailand)	3,000,000	Ermenegildo Zegna N.V.	49%	49%
The Italian Fashion Co. LTD	Bangkok (Thailand)	16,000,000	E. Z. Thai Holding Ltd / Ermenegildo Zegna Far-East Pte LTD	65%	65%
Zegna South Asia Private LTD	Mumbai (India)	902,316,770	Ermenegildo Zegna N.V.	51%	51%
ISMACO TEKSTİL LİMİTED ŞİRKETİ	Istanbul (Turkey)	10,000,000	Ermenegildo Zegna N.V.	100%	100%
Ezesa Brasil Participacoes LTDA	San Paolo (Brazil)	77,481,487	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna (Macau) LTD	Kowloon Bay (Hong Kong)	4,650,000	Consitex S.A.	100%	100%
Ermenegildo Zegna Malaysia Sdn. Bhd.	Kuala Lumpur (Malaysia)	3,000,000	Ermenegildo Zegna Far-East Pte LTD	100%	100%
Ermenegildo Zegna Maroc S.A.R.L.A.U.	Casablanca (Morocco)	530,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Vietnam LLC	Hanoi City (Vietnam)	132,294,900,000	Ermenegildo Zegna N.V.	90%	90%
Zegna Gulf Trading LLC	Dubai (UAE)	300,000	Consitex S.A.	49%	49%
EZ US Holding Inc.	Wilmington (U.S.A.)	1,000,099	Ermenegildo Zegna N.V.	100%	100%
E.Zegna Attica Single Member Societé Anonyme	Athens (Greece)	650,000	Ermenegildo Zegna N.V.	100%	100%
Zegna for Retail of Readymade and Novelty Clothes W.L.L.	Kuwait City (Kuwait)	125,000	Zegna Gulf Trading LLC	49%	49%
Zegna Denmark ApS (2)	Aarhus (Denmark)	400,000	Ermenegildo Zegna N.V.	100%	—%
EZ CA Holding Corp.	Toronto (Canada)	1,000	Ermenegildo Zegna N.V.	100%	—%
Thom Browne Inc.	Wilmington (U.S.A.)	5,510	Ermenegildo Zegna N.V.	90%	90%
Thom Browne Japan Inc.	Tokyo (Japan)	1,000,000	Thom Browne Inc.	90%	90%
Thom Browne Trading SA	Stabio (Switzerland)	100,000	Thom Browne Inc.	90%	90%
Thom Browne France Services	Paris (France)	50,000	Thom Browne Trading SA	90%	90%
Thom Browne UK Limited	Beckenham (UK)	1	Thom Browne Trading SA	90%	90%
Thom Browne (China) Co., Ltd.(*)	Shanghai (China)	900,000	Thom Browne Trading SA	90%	90%
Thom Browne (Macau) Limited	Hong Kong	500,000	Thom Browne Trading SA	90%	90%
Thom Browne Canada	Vancouver (Canada)	100	Thom Browne Trading SA	90%	90%
Thom Browne Hong Kong Limited	Hong Kong	500,000	Thom Browne Trading SA	90%	90%
Thom Browne Eyewear (T.B.E.) SA	Stabio (Switzerland)	1,000,000	Thom Browne Trading SA	90%	90%
Thom Browne Eyewear France SAS	Paris (France)	40,000	Thom Browne Eyewear SA	90%	90%
Thom Browne Korea Ltd. (5)	Seoul (South Korea)	100,000,000	Thom Browne Trading SA	90%	—%
Tom Ford International LLC (3)	Delaware (U.S.A.)	10,000,000	EZ US Holding Inc	100%	15%
Tom Ford Switzerland (3)	Stabio (Switzerland)	1,000,000	Tom Ford International LLC	100%	—%
Tom Ford Showroom Limited (3)	London (UK)	1	Tom Ford Distribution S.r.l.	100%	—%
Tom Ford Retail UK Limited (3)	London (UK)	1	Tom Ford International LLC	100%	—%
Tom Ford Studio Limited (3)	London (UK)	50,000	Tom Ford International LLC	100%	—%
Tom Ford Property Limited (3)	London (UK)	1	Tom Ford International LLC	100%	—%
Tom Ford Retail LLC (3)	New York (U.S.A.)	2,060,000	Tom Ford International LLC	100%	—%

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				At December 31,
				2023	2022
Tom Ford Retail Hong Kong Limited (3)	Hong Kong	300,000	Tom Ford International LLC	100%	—%
Tom Ford Hong Kong Limited (3)	Hong Kong	1,000	Tom Ford International LLC	100%	—%
Tom Ford Retail Macau Limited (3)	Macau	25,000	Tom Ford Retail Hong Kong Limited (96%) / Tom Ford Hong Kong Limited (4%)	100%	—%
Tom Ford Retail Korea (Yuhan Hoesa) (3)	Seoul (Korea)	50,000,000	Tom Ford International LLC	100%	—%
Tom Ford Retail Japan GK (Godo Kaisha) (3)	Tokyo (Japan)	10,000,000	Tom Ford International LLC	100%	—%
Tom Ford Clothing Retail Shanghai Company Limited (3)	Shanghai (China)	13,500,000	Tom Ford Retail Hong Kong Limited	100%	—%
Italian associates and joint arrangements
Filati Biagioli Modesto S.r.l.	Montale (PT)	7,900,000	Ermenegildo Zegna N.V.	40%	40%
Luigi Fedeli e Figlio S.r.l. (7)	Monza (MB)	3,358,000	Ermenegildo Zegna N.V.	15%	—%
Foreign associates and joint arrangements
Norda Run Inc (1)	Toronto (Canada)	9,696,528	EZ CA Holding Corp.	25%	—%
Other investments valued at fair value
Acquedotto Piancone S.r.l.	Valdilana (BI)	42,000	Lanificio Ermenegildo Zegna e Figli S.p.A.	67%	67%
Pettinatura di Verrone S.r.l.	Verrone (BI)	3,000,000	Lanificio Ermenegildo Zegna e Figli S.p.A.	15%	15%
Sharmoon.EZ.Garments Co. Ltd	Wenzhou (China)	100,000,000	Ermenegildo Zegna N.V.	50%	50%
F2 S.r.l.	Schio (VI)	90,000	Bonotto S.p.A.	29%	29%
Consorzio Re.Crea (4)	Milan	712,000	Ermenegildo Zegna N.V.	15%	17%
_________________
(*)     Formerly known as Tailoring Luxury Co. Ltd.

The following changes in the scope of consolidation of the Group occurred during the year ended December 31, 2023:
(1)In March 2023, the Group completed the acquisition of a 25% minority stake interest in Canadian technical trail running shoe company Norda Run Inc. (“Norda”) for consideration of $7.1 million, with the option to gradually increase its stake over the next nine years. Management has determined that it has significant influence over Norda as a result of its 25% minority equity interest and the Group accounts for its investment in Norda using the equity method. EZ CA Holding Corporation, a limited liability company based in Canada and fully owned by Ermenegildo Zegna N.V. was incorporated in March 2023, primarily to manage the acquisition of Norda.
(2)In March 2023, Zegna Denmark ApS, a limited liability company based in Denmark and fully owned by Ermenegildo Zegna N.V. was incorporated, primarily to manage the operating activities in Denmark. The Group held a 100% interest in the company at December 31, 2023.
(3)In April 2023, the Group completed the TFI Acquisition, through which it acquired the company that owns and operates the TOM FORD FASHION business, as part of a transaction in which sole ownership of the TOM FORD brand, its trademarks, and other intellectual property rights have been acquired by The Estée Lauder Companies Inc. (“ELC”). Before the completion of the TFI Acquisition, the Group already owned 15% of TFI, through its fully owned subsidiary EZ US Holding Inc., and, through the TFI Acquisition it acquired the remaining 85% equity interest. As a result of the TFI Acquisition, the Group also obtained 100% of Pelletteria Tizeta, for which it previously held a 50% interest and accounted for the investment using the equity method, with the remaining 50% interest owned by TFI and being acquired by the Group through the TFI Acquisition. For additional information relating to the TFI Acquisition and the acquisition method of accounting for the transaction, see Note 24 — Business combinations.

(4)In 2023, the interest held in Consorzio Re.Crea was reduced from 16.7% at December 31, 2022 to 15.5% due to the entrance of new consortium members in the company.
(5)In March 2023, Thom Browne Korea Ltd., a limited liability company fully owned by Thom Browne Trading SA, was incorporated. On July 1, 2023, Thom Browne began directly operating its business in South Korea and its network of 17 stores through the company, with the external support from the former franchise partner. The Group held a 90% interest in the company at December 31, 2023.
(6)On April 6, 2023 and April 20, 2023, respectively, Investindustrial Acquisition Corp. and Ismaco Amsterdam B.V. were liquidated.
(7)On September 5, 2023, Ermenegildo Zegna Group and Prada Group completed the previously announced acquisition of a 30% interest in Luigi Fedeli e Figlio S.r.l., the world-renowned maker of fine Italian knitwear and yarns, with each group acquiring 15% of the company. The Group paid consideration of €4.7 million for 15% of the company. The Group accounts for this investment under the equity method based on its representation on the board of directors of the company and its participation in policy-making processes.
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
Depreciation
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Category of Property, Plant and Equipment	Depreciation Rate
Buildings	3% - 10%
Plants and machinery	12.5% - 17.5%
Industrial and commercial equipment	20% - 25%
Leasehold improvements	10.0% - 25.0%
Other tangible assets	10% - 25%
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

Intangible assets with an indefinite useful life
Goodwill and brands with an indefinite useful lives
Goodwill originated on acquisitions of subsidiaries and brands with an indefinite useful lives that are acquired separately are initially recognized in accordance with IFRS 3 — Business Combinations, as further described below, and are recorded within intangible assets. In accordance with IAS 36 — Impairment of assets (“IAS 36”), goodwill and brands with an indefinite useful lives are not amortized and are tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Goodwill and brands with an indefinite useful lives are allocated to each of the Group’s CGUs (or groups of CGUs) expected to benefit from the synergies of the combination. CGUs (or groups of CGUs) to which goodwill and brands with an indefinite useful lives have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, in order to verify that the recoverable amount of the CGU (or groups of CGUs) is not less than the carrying amount of the CGU (or groups of CGUs).
The recoverable amount of all CGUs and groups of CGUs is based on a value in use calculation which uses cash flow projections based on most recent budget forecast calculations, which are prepared separately for each CGU and approved by management. These budget and forecast calculations generally cover a period of three years. A long-term growth rate is calculated and applied to project future cash flows after the third year. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
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
Business combinations
Business combinations are accounted for using the acquisition method in accordance with IFRS 3. Accordingly, the consideration transferred (acquisition price) in a business combination is measured at the fair value, which is measured at the fair value of the assets transferred, liabilities incurred by the acquirer and the equity interest issued at the date the control changed. The following items constitute an exception, which are instead valued according to their reference principle: (i) deferred tax assets and liabilities, (ii) assets and liabilities for employee benefits and (iii) assets held for sale. Acquisition-related costs are recognized in the consolidated statement of profit and loss as incurred. Goodwill is measured as the excess of the acquisition price plus the amount of any non-controlling interests in the acquiree over the net fair value of the identifiable assets acquired and liabilities assumed. If, after reassessment, it results in a negative difference, the excess is recognized immediately in the consolidated statement of profit and loss as a bargain purchase gain.
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
Revenues from sales to department stores on a consignment basis are recognized when the goods are ultimately sold by the department stores to the end customers.
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
4. Key sources of estimation uncertainty, use of estimates and critical accounting judgments
The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of estimates and assumptions, and may involve the application of judgment in applying the Group’s accounting policy information, that affect the carrying amounts of assets and liabilities (as well as the assessment of contingent assets and liabilities) and the amount of income and expenses recognized. The estimates and assumptions are based on historical experience and on any other factors that are considered to be relevant. Actual results might not fully correspond to estimates.
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
Impairment of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment, right-of-us assets and intangible assets. The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. For additional information please refer to Note 14 — Intangible assets, Note 15 — Property, plant and equipment and Note 16 — Right-of-use assets.

Recoverability of goodwill and brands with indefinite useful life
In accordance with IAS 36 — Impairment of Assets (“IAS 36”), goodwill and brands with indefinite useful life are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired. The impairment test is performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value, less costs of disposal and its value in use. For additional information please refer to Note 14 — Intangible assets.
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
Valuation techniques that are based on significant inputs that are observable are referred to as Level 2 valuations, while those based on techniques that use significant unobservable inputs are referred to as Level 3 valuations. Estimates and assumptions are made with the support of the corporate functions and, where appropriate, of independent specialists, and are regularly reviewed. For additional information please refer to Note 21 — Derivative financial instruments.
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
The provision for obsolete raw materials reflects management’s estimates of the decline in the probability they will be used based on the calculation of slow-moving raw materials. For additional information please refer to Note 19 — Inventories.
Recoverability of deferred tax assets
The deferred tax assets are recognized on the premise that it is more likely than not that the Group will be able to generate sufficient and suitable future taxable profits from which the reversal of the asset can be deducted. If the Group is unable to generate sufficient taxable profits in certain jurisdictions, or if there is a significant change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, the Group could be required to write-off any deferred tax assets, resulting in an increase in its effective tax rate and an adverse impact on future operating results. For additional information please refer to Note 11 — Income taxes.
Provision for risks and charges
The Group recognizes a liability when facing legal and tax dispute and lawsuits if it believes it is probable that they will require an outflow of financial resources and a reliable estimate can be made of the amount of the potential losses. Given the uncertainty surrounding the outcome of these proceedings, it is hard to reliably estimate the outflow of resources that will be required to settle them, therefore the amount of the provisions for legal and tax disputes may change as a result of future developments in the outstanding proceedings. The Group monitors the status of ongoing lawsuits and proceedings and consults with its legal advisors as well as legal and tax experts. For additional information please refer to Note 30 — Provisions for risks and charges.
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
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. For additional information please refer to Note 34 — Fair value measurement.
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
On February 27, 2023 the Group completed the redemption of its outstanding public and private placement warrants, following which there are no remaining public or private placement warrants outstanding. For additional information relating to the Warrant Redemption see Note 28 — Other current and non-current financial liabilities.
Critical judgments in applying the Group's accounting policies
The following are the critical judgments, apart from those involving estimations (which are presented separately above), that the Group has made in the process of applying its accounting policies and that have the most significant effect on the amounts recognized in the Consolidated Financial Statements.
For the year ended December 31, 2022 and 2021, the Group had applied judgment in determining that it has significant influence over Tom Ford International LLC (“TFI”), despite the Group owned 15% of the equity shares of TFI. In making its judgment, the Group determined that it had significant influence in accordance with IAS 28—Investments in Associates and Joint Ventures (“IAS 28”) based on its representation on the board of directors of TFI and its the participation in policy-making processes. Furthermore, there are material transactions between the Group and TFI. As a result of this determination, the Group accounted for the investment in TFI under the equity method until the TFI Acquisition on April 28, 2023, at which point TFI was consolidated by the Group.
For the year ended December 2023, the Group had applied judgment in determining that it has significant influence over Luigi Fedeli e Figlio S.r.l., despite the Group owned 15% of the equity shares of the company. ln making its judgment, the Group determined that it had significant influence in accordance with IAS 28—Investments in Associates and Joint

Ventures (“IAS 28”) based on its representation on the board of directors of the company and its the participation in policy-making processes. As a result of this determination, the Group accounted for the investment in Luigi Fedeli e Figlio S.r.l. under the equity method.
For additional information, see Note 17 — Investments accounted for using the equity method.

5. Segment reporting
The Group has determined the operating segments based on the reports reviewed by the Board of Directors, which is considered the Chief Operating Decision Maker (“CODM”) as defined under IFRS 8 — Operating Segments (“IFRS 8”), for the purposes of allocating resources and assessing the performance of the Group.
The Group is organized in three operating and reportable segments, based on a brand perspective, as described below:
1.Zegna segment — Includes all activities related to the ZEGNA branded products, Textile and Third Party Brands product lines.
2.Thom Browne segment — Includes all activities related to the Thom Browne brand.
3.Tom Ford Fashion segment — Includes all activities related to the TOM FORD FASHION business.

Prior to the TFI Acquisition, which was completed on April 28, 2023, the Group was organized in two segments: the Zegna segment and the Thom Browne segment.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the key profit measure used by the CODM to assess performance and allocate resources to the Group’s operating segments, as well as to analyze operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, costs related to the Business Combination, net impairment of leased and owned store, special donations for social responsibility and net (income)/costs related to lease agreements.
Transactions between segments are executed on commercial terms that are normal in the respective markets and primarily relate to intersegment sales.
As a result of a change in the way the CODM and management view the business, starting with the year ended December 31, 2022, costs for certain central corporate functions that are not directly attributable to individual segments, and which were previously allocated to the Zegna segment, are presented separately as Corporate. These central corporate costs, which have increased significantly following the Company’s public listing in December 2021, primarily relate to the compensation of the Board of Directors and costs for functions that are managed centrally on behalf of the entire group, including group general counsel, central finance, internal audit, investor relations, insurance coverage for directors and officers, compliance and certain other centralized activities, including those related to being a public company, for which the costs are not allocated to the segments. This presentation reflects the information regularly reviewed by the CODM for the purposes of allocating resources and assessing the performance of the Group, and management believes this presentation more accurately reflects the underlying nature of such costs and the profitability of the individual segments. As a result, the related costs for the year ended December 31, 2021 have been reclassified from the Zegna segment to Corporate to conform to the current period presentation, resulting in an increase in the Zegna segment Adjusted EBIT compared to the amount previously reported for the year ended December 31, 2021.
As a result of organizational changes within the Group and changes in the information provided to the CODM for the purposes of making strategic decisions relating to the assessment of performance and the allocation of resources, revenues from Pelletteria Tizeta which were allocated to the Zegna segment in the Semi-Annual Report at and for the six month ended June 30, 2023, are now presented within the Tom Ford Fashion segment for the year ended December 31, 2023.
No measures of assets or liabilities by segment are reported to the CODM. Therefore, the related information is not provided.

The following tables summarize selected financial information by segment for the years ended December 31, 2023, 2022 and 2021.

	For the year ended December 31, 2023
(€ thousands)	Zegna	Thom Browne	Tom Ford Fashion	Corporate	Intercompany Eliminations	Group Consolidated
Revenues with third parties	1,290,608	378,410	235,531	—	—	1,904,549
Inter-segment revenues	31,437	1,877	13	—	(33,327)	—
Revenues	1,322,045	380,287	235,544	—	(33,327)	1,904,549
Depreciation and amortization	(139,902)	(27,214)	(26,008)	(46)	—	(193,170)
Adjusted EBIT	193,466	58,969	(1,741)	(30,423)	(59)	220,212
Transaction costs related to acquisitions (1)						(6,001)
Severance indemnities and provisions for severance expenses (2)						(4,002)
Legal costs for trademark dispute (3)						(2,168)
Costs related to the Business Combination (4)						(2,140)
Net impairments of leased and owned stores (5)						(1,782)
Special donations for social responsibility (6)						(100)
Net income related to lease agreements (7)						4,129
Financial income						37,282
Financial expenses						(68,121)
Foreign exchange losses						(5,262)
Result from investments accounted for using the equity method						(2,953)
Profit before taxes						169,094
______________
(1)Relates to transaction costs of €6,001 thousand for consultancy and legal fees, primarily related to the TFI Acquisition and, to a lesser extent, the acquisition of the Thom Browne business in South Korea and the acquisition of a 25% interest in Norda. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and is related to Corporate for €5,738 thousand and to the Thom Browne segment for €263 thousand.
(2)Relates to severance indemnities of €4,002 thousand. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and is related to the Zegna segment for €1,166 thousand and to the Tom Ford Fashion segment for €2,836 thousand.
(3)Relates to legal costs of €2,168 thousand in connection with defending a legal dispute initiated by adidas alleging that Thom Browne infringe its intellectual property rights. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and is related to the Thom Browne segment.
(4)Costs related to the Business Combination of €2,140 thousand relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within “selling, general and administrative expenses” for €2,034 thousand and “cost of sales” for €106 thousand in the consolidated statement of profit and loss and relates to the Zegna segment for €1,066 thousand, to the Thom Browne segment for €98 thousand and to Corporate for €976 thousand.
(5)Net impairment of leased and owned stores includes (i) impairment of €915 thousand related to property, plant and equipment, (ii) impairment of €832 thousand related to right-of-use assets and (iii) impairment of €35 thousand, related to intangible assets. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and are related to the Tom Ford Fashion segment for €910 thousand, to the Zegna segment for €855 thousand and to Thom Browne segment for €17 thousand.

(6)Relates to a donation of €100 thousand to support initiatives related to humanitarian emergencies in Turkey. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and is related to Corporate.
(7)Net income related to lease agreements of €4,129 thousand relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and is related to the Zegna segment.

	For the year ended December 31, 2022
(€ thousands)	Zegna	Thom Browne	Corporate	Intercompany Eliminations	Group Consolidated
Revenues with third parties	1,162,826	330,014	—	—	1,492,840
Inter-segment revenues	13,880	877	—	(14,757)	—
Revenues	1,176,706	330,891	—	(14,757)	1,492,840
Depreciation and amortization	(148,747)	(23,129)	(6)	—	(171,882)
Adjusted EBIT	141,513	48,077	(31,861)	—	157,729
Legal costs for trademark dispute (1)					(7,532)
Transaction costs related to acquisitions (2)					(2,289)
Severance indemnities and provisions for severance expenses (3)					(2,199)
Costs related to the Business Combination (4)					(2,137)
Net impairment of leased and owned stores (5)					(1,639)
Special donations for social responsibility (6)					(1,000)
Net income related to lease agreements (7)					6,844
Financial income					13,320
Financial expenses					(54,346)
Foreign exchange losses					(7,869)
Result from investments accounted for using the equity method					2,199
Profit before taxes					101,081
______________
(1)Relates to legal costs of €7,532 thousand in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and is related to the Thom Browne segment.
(2)Relates to transaction costs of €2,289 thousand for consultancy and legal fees related to the TFI Acquisition. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and is related to Corporate.
(3)Relates to severance indemnities of €2,199 thousand. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and is related to the Zegna segment.
(4)Costs related to the Business Combination of €2,137 thousand relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within “selling, general and administrative expenses” for €2,099 thousand and “cost of sales” for €38 thousand in the consolidated statement of profit and loss and relates to the Zegna segment for €1,101 thousand, to the Thom Browne segment for €98 thousand and to Corporate for €938 thousand. For additional information please refer to Note 37 — Share-based payments.
(5)Net impairment of leased and owned stores includes (i) impairment of €2,369 thousand related to right-of-use assets, (ii) reversals of impairment of €756 thousand related to property, plant and equipment and (iii) impairment of €26 thousand related to intangible assets. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and are related to the Zegna segment for a net impairment of €819 thousand and to the Thom Browne segment for impairment of €820 thousand.
(6)Relates to a donation of €1,000 thousand to the United Nations High Commissioner for Refugees (UNHCR) to support initiatives related to the humanitarian emergency in Ukraine. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and is related to Corporate.
(7)Net income related to lease agreements relate entirely to the Zegna segment and recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and include (i) proceeds of €6,500 thousand received from new tenants in order for the Group to withdraw from existing lease agreements of commercial properties and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the United States, partially offset by (ii) €606 thousand for costs related to a sublease agreement in the United States.

	For the year ended December 31, 2021
(€ thousands)	Zegna	Thom Browne	Corporate	Intercompany Eliminations	Group Consolidated
Revenues with third parties	1,029,005	263,397	—	—	1,292,402
Inter-segment revenues	6,170	669	—	(6,839)	—
Revenues	1,035,175	264,066	—	(6,839)	1,292,402
Depreciation and amortization	(137,500)	(17,173)	(2)	—	(154,675)
Adjusted EBIT	131,929	38,097	(20,911)	—	149,115
Costs related to the Business Combination (1)					(205,059)
Net costs related to lease agreements (2)					(15,512)
Severance indemnities and provisions for severance expenses (3)					(8,996)
Net impairment of leased and owned stores (4)					(8,692)
Other adjustments (5)					(4,884)
Financial income					45,889
Financial expenses					(43,823)
Foreign exchange gains					(7,791)
Result from investments accounted for using the equity method					2,794
Loss before taxes					(96,959)
______________
(1)Costs related to the Business Combination in 2021 include:
(a)€114,963 thousand relating to share-based payments for listing services recognized as the excess of the fair value of the Company ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired, in accordance with IFRS 2.
(b)€37,906 thousand for the issuance of 5,031,250 the Company ordinary shares to the holders of IIAC class B shares to be held in escrow. The release of these shares from escrow is subject to achievement of certain targets within a seven-year period.
(c)€34,092 thousand for transaction costs related to the Business Combination incurred by the Group, including costs for bank services, legal advisors and other consultancy fees.
(d)€10,916 thousand for the Zegna family’s grant of a €1,500 special gift to each employee of the Group as result of the Company’s listing completed on December 20, 2021.
(e)€5,380 thousand relating to grant of performance share units, which each represent the right to receive one ordinary share of the Company, to the Group’s Chief Executive Officer, other directors of the Group, key executives with strategic responsibilities and other employees of the Group, all subject to certain vesting conditions. For additional information please refer to Note 37 — Share-based payments.
(f)€1,236 thousand related to the fair value of private warrants issued, pursuant to the Business Combination, to certain non-executive directors of the Group.
(g)€566 thousand related to the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance.
These amounts are recorded within “selling, general and administrative expenses” for €200,961 thousand, within “cost of sales” for €4,086 thousand and “marketing expenses” for €12 thousand in the consolidated statement of profit and loss and are related to Corporate for €190,996 thousand, to the Zegna segment for €13,028 thousand and to the Thom Browne segment for €1,035 thousand.
(2)Net costs related to lease agreements in 2021 relate entirely to the Zegna segment and recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and include (i) €12,192 thousand of provisions relating to a lease agreement in the United States following an unfavorable legal claim judgment against the Group, (ii) €1,492 thousand of legal expenses related to a lease agreement in Italy and (iii) €1,829 thousand in accrued property taxes related to a lease agreement in the UK.
(3)Relates to severance indemnities incurred by the Zegna segment of €8,996 thousand and recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.

(4)Net impairment of leased and owned stores in 2021 includes impairment of (i) €6,486 thousand related to right-of-use assets, (ii) €2,167 thousand related to property, plant and equipment and (iii) €39 thousand related to intangible assets. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and are related to the Zegna segment.
(5)Other adjustments for the year ended December 31, 2021 include €6,006 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group was required to compensate the company in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona, both of which relate to Corporate, partially offset by other income generated by the Zegna segment of €1,266 thousand relating to the sale of rights to build or develop airspace above a building in the United States. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.

The following table summarizes non-current assets (other than financial instruments and deferred tax assets) by geography at December 31, 2023 and 2022.

	At December 31,
(€ thousands)	2023	2022
EMEA (1)	359,174	281,749
of which Italy	211,394	178,714
North America (2)	739,044	549,634
of which United States (3)	730,090	546,362
Latin America (4)	4,926	5,147
APAC (5)	181,455	143,673
of which Greater China Region	113,134	103,621
of which Japan	18,415	21,339
of which South Korea (6)	27,624	—
Total non-current assets (other than financial instruments and deferred tax assets)	1,284,599	980,203
__________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Non-current assets in the United States at December 31, 2023 and 2022 included goodwill of €206,699 thousand and €214,141 thousand, respectively, and intangible assets with an indefinite useful life relating to the Thom Browne brand of €162,832 thousand and €168,694 thousand, respectively, which originated on acquisition of the Thom Browne Group in 2018. For additional information see Note 14 — Intangible assets.
(4)Latin America includes Mexico, Brazil and other Central and South American countries.
(5)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(6)Non-current assets in South Korea at December 31, 2023 included goodwill of €24,003 thousand originated on acquisition of the Thom Browne business in South Korea in 2023. For additional information see Note 14 — Intangible assets

Non-current assets (other than financial instruments and deferred tax assets) in the Netherlands, the Company’s country of domicile, amounted to €1,328 thousand and €1,909 thousand at December 31, 2023 and 2022, respectively.

6. Revenues
The Group generates revenues primarily from the sale of its products and services, as well as from royalties received from third parties and licensees. Revenues are recognized net of returns and discounts.
The following table provides a breakdown of revenues by product line:

	For the years ended December 31,
(€ thousands)	2023	2022	2021
ZEGNA branded products(1)	1,109,491	923,942	847,311
Thom Browne	378,410	330,014	263,397
TOM FORD FASHION	235,531	—	—
Textile	150,986	136,769	102,244
Third Party Brands	25,343	97,792	74,957
Other	4,788	4,323	4,493
Total revenues	1,904,549	1,492,840	1,292,402

_________________
(1)ZEGNA branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.

The following table provides a breakdown of revenues by distribution channel:

	For the years ended December 31,
(€ thousands)	2023	2022	2021
Direct to Consumer (DTC)
ZEGNA branded products	945,313	772,505	712,862
Thom Browne	183,422	145,702	138,567
TOM FORD FASHION	136,291	—	—
Total Direct to Consumer (DTC)	1,265,026	918,207	851,429

Wholesale
ZEGNA branded products	164,178	151,437	134,449
Thom Browne	194,988	184,312	124,830
TOM FORD FASHION	99,240	—	—
Third Party Brands and Textile	176,329	234,561	177,201
Total Wholesale	634,735	570,310	436,480
Other	4,788	4,323	4,493
Total revenues	1,904,549	1,492,840	1,292,402

The following table provides a breakdown of revenues by geographic area:

	For the years ended December 31,
(€ thousands)	2023	2022	2021
EMEA (1)	658,694	520,226	380,325
of which Italy	281,793	224,342	158,722
of which UK	70,191	53,970	37,682
of which UAE	68,729	50,926	32,944
North America (2)	417,352	294,686	191,283
of which United States	384,544	270,312	176,059
Latin America (3)	37,538	29,889	19,971
APAC (4)	788,007	644,802	696,344
of which Greater China Region	595,515	494,110	588,876
of which Japan	84,990	65,445	55,479
Other (5)	2,958	3,237	4,479
Total revenues	1,904,549	1,492,840	1,292,402
_______________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.

Revenues in the Netherlands, the Company’s country of domicile, amounted to €15,505 thousand, €8,701 thousand and €6,320 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.
7. Cost of sales
Cost of sales in 2023, 2022 and 2021 amounted to €680,235 thousand, €564,832 thousand and €495,702 thousand, respectively, consisting of costs directly related to the production, procurement and supply of goods and services, including direct labor costs, costs for raw materials and components used to manufacture the Group’s products (such as fibers and yarns of wool, silk, cotton, linen, cashmere and fabrics of the same composition, as well as leather), costs for semi-finished products, finished goods, consumables and outsourced manufacturing from third parties. Cost of sales also includes depreciation, amortization and impairment of assets used for production, lease expenses, maintenance, write downs of inventory, freight and duty, and other production related costs, including manufacturing overhead. The remaining costs mainly include insurance and transportation costs.
8. Selling, general and administrative expenses
Selling, general and administrative expenses in 2023, 2022 and 2021 amounted to €901,364 thousand, €695,084 thousand and €822,897 thousand, respectively, consisting mainly of costs for sales and administrative personnel, corporate bodies, consultancy and accounting fees, as well as depreciation, amortization and impairment of assets used for selling and administrative activities. Costs related to the Business Combination amounted to €2,034 thousand, €2,099 thousand and €200,961 thousand in 2023, 2022 and 2021, respectively.
9. Marketing expenses
Marketing expenses in 2023, 2022 and 2021 amounted to €114,802 thousand, €85,147 thousand and €67,831 thousand, respectively, consisting mainly of costs for advertising and marketing activities, including personnel costs and costs for advertising, communications, media and events, such as fashion shows, store windows and displays. Marketing expenses also include depreciation, amortization and impairment of assets used in advertising and marketing activities.

10. Financial income, financial expenses and foreign exchange losses
The following table provides a breakdown for financial income, financial expenses and foreign exchange losses:

	For the years ended December 31,
(€ thousands)	2023	2022	2021
Financial income
Options - Changes in fair value	14,792	470	20,675
Securities	8,652	8,154	17,845
Hedging operations	2,968	241	661
Interest on financial other assets	2,707	1,226	1,881
Interest on financial receivables/loans	187	501	583
Derivative financial instruments	6,767	1,022	2,760
Other financial income	1,209	1,706	1,484
Total financial income	37,282	13,320	45,889

Financial expenses
Options - Changes in fair value	—	(11,426)	(13,391)
Hedging operations	(6,736)	(11,701)	(7,044)
Interest and financial charges for lease liabilities	(17,030)	(9,882)	(8,982)
Warrants - Changes in fair value	(22,909)	(1,171)	(4,137)
Securities	(4,412)	(13,426)	(3,902)
Interest on bank loans and overdrafts	(13,361)	(4,785)	(2,845)
Interest expenses on interest rate swaps	(300)	(1,356)	(2,076)
Other financial expenses	(3,373)	(599)	(1,446)
Total financial expenses	(68,121)	(54,346)	(43,823)

Foreign exchange losses	(5,262)	(7,869)	(7,791)
Financial income and financial expenses relating to options represent the fair value changes during the period in the value of the put options owned by the non-controlling interests in the Group’s investments in Thom Browne Group and Gruppo Dondi S.p.A. (“Dondi”) and for 2021 only, in Lanificio, as well as for 2021 only the remeasurement of cash-settled share-based payments.
For the year ended December 31, 2021, financial income relating to options primarily relates to a gain of €20,675 thousand recognized following the purchase of an additional 5% of the Thom Browne Group on June 1, 2021. The put option relating to the remaining 10% of non-controlling interest was remeasured at fair value at December 31, 2023 and 2022, resulting in a decrease in the liability and financial income of €11,587 thousand for the year ended December 31, 2023, mainly due to the increase in the discount interest rate (an increase in the liability and financial expenses of €11,426 thousand and €7,833 thousand for the year ended December 31, 2022 and 2021, respectively).
For the year ended December 31, 2023, financial income relating to options also includes €3,205 thousand related to the fair value remeasurement of the Dondi put option.
For the year ended December 31, 2021 financial expenses relating to options also include €3,523 thousand related to the Lanificio put option (which was closed in July 2021 following the Group’s purchase of the remaining 10% of Lanificio for a total consideration of €9,600 thousand, following which the Group owns 100% of Lanificio), and €2,035 thousand related to the Dondi put option.
See Note 28 — Other current and non-current financial liabilities for additional details relating to the Group’s written put options on non-controlling interests.
As a result of the exercise and redemption of warrants in the first quarter of 2023, the Group remeasured the related warrant liabilities and recognized financial expenses of €22,909 thousand. For additional information see Note 28 — Other current and non-current financial liabilities.

Financial income and financial expenses for securities relate to investments in securities held by the Group. In line with the Group’s funding strategy, during 2023 the Group disposed of securities (primarily investments in insurance contracts, fixed income and hedge funds) amounting to €267,826 thousand for proceeds of €270,317 thousand that the Group primarily used to finalize the TFI Acquisition and for capital expenditures, as well as to repay borrowings.
Financial income and financial expenses for securities relate to investments in securities held by the Group.
Foreign exchange losses for the years ended December 31, 2023, 2022 and 2021 amounted to €5,262 thousand, €7,869 thousand and €7,791 thousand, respectively. Foreign exchange losses primarily relate to exchange rate effects deriving from the remeasurement of the put options owned by the non-controlling interests in the Group’s investments, and for the year ended December 31, 2023 only, to the reclassification of the cumulative translation losses related to the investment held in TFI, amounting to €4,705 thousand, from other comprehensive income to profit and loss at the date of the TFI Acquisition. For additional information relating to the TFI Acquisition see Note 39 — Business combinations.
11. Income taxes
The following table provides a breakdown for income taxes:

	For the years ended December 31,
(€ thousands)	2023	2022	2021
Current taxes	(54,795)	(47,355)	(47,882)
Deferred taxes	21,362	11,553	17,180
Income taxes	(33,433)	(35,802)	(30,702)
The table below provides a reconciliation between actual income taxes and the theoretical income taxes, calculated on the basis of the applicable corporate tax rate in effect in Italy, which was 24.0% for each of the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,
(€ thousands, except percentages)	2023	2022	2021
Profit/(Loss) before taxes	169,094	101,081	(96,959)
Theoretical income tax (expense)/benefit - tax rate 24%	(40,583)	(24,259)	23,270
Tax effect on:
Non-taxable income/(Non-deductible costs)	11,454	(8,256)	(23,863)
Differences between foreign tax rates and the theoretical applicable tax rate	5,847	10,829	(2,849)
Tax benefit/(expense) relating to prior years	2,997	(96)	(2,668)
Deferred tax assets recognized from previous years	7,425	—	—
Deferred tax assets not recognized	(4,107)	1,876	(14,978)
Tax on dividends and earnings	(5,613)	(5,366)	(9,027)
Other tax items	(6,363)	(6,934)	449
Total tax expense, excluding IRAP	(28,943)	(32,206)	(29,666)
Effective tax rate, excluding IRAP	17.1%	31.9%	(30.6%)
Italian regional income tax expense (IRAP)	(4,490)	(3,596)	(1,036)
Total income tax	(33,433)	(35,802)	(30,702)
Effective tax rate	19.8%	35.4%	(31.7%)
In order to facilitate the understanding of the tax rate reconciliation presented above, income tax expense includes a presentation net of the Italian Regional Income Tax (“IRAP”), which is based on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments. The applicable IRAP rate was 5.57% for the Parent Company and 3.9% for the other Italian components, for each of the years ended December 31, 2023, 2022 and 2021.
In 2020 the Group sent a request to the Italian tax authorities to renew its application of the Patent Box tax regime in Italy, which provides for a partial exemption of the business income derived from certain trademarks, designs and models in the Group’s portfolio, for fiscal years up to 2021. The Italian tax authorities acknowledged the request and the outcome of the renewal application is still pending at December 31, 2023. Following the enactment of new tax legislation in Italy in 2021, the previous Patent Box tax regime was replaced with a new Patent Box tax regime under which the amount of qualifying expenses are deductible by an additional 110% (for both IRES and IRAP purposes). Specific transitional rules regulate the transition from the previous Patent Box tax regime to the new regime. In the first quarter of 2024 the Group filed for the new Patent Box tax regime and its benefit will be recognized in financial year 2024 onwards.
For the year ended December 31, 2023, other tax items includes €5,100 thousand recognized for uncertain tax positions (€5,000 thousand for the year ended December 31, 2022).
In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) released a draft legislative framework, widely referred as Pillar Two, to ensure large multinational corporations pay a minimum level of tax on the income arising in each of the jurisdictions where they operate. In March 2022, the OECD issued technical guidance and an overview of the potential impact of the OECD Pillar Two legislation on financial statements prepared in accordance with IFRS.
The Pillar Two legislation aims to address Base Erosion and Profit Shifting (BEPS) by introducing a global minimum tax rate of 15% and implementing tax legislation for the allocation of taxing rights.
Since the Group’s ultimate parent Company office is registered in Italy, and that the Italian tax authorities have enacted new tax legislation to implement the Pillar Two framework, the global minimum top-up tax should be applied with respect to all subsidiaries of the Group. The newly enacted tax legislation in Italy is effective for financial years starting from December 31, 2023 (January 1, 2024 for the Ermenegildo Zegna Group), therefore there was no current tax impact for the year ended December 31, 2023.
The Group has prepared a preliminary Transitional Country-by-Country Reporting (CbCR) Safe Harbour assessment concluding on fiscal year 2023, based on which it expects to be eligible for the Transitional CbCR Safe Harbour in the majority of jurisdictions in which the Group is expected to be operating during fiscal year 2024. Based on analysis performed to date, the Group does not expect the application of the Pillar Two legislation to have a material impact on the Group’s income taxes in 2024.
Deferred tax assets and deferred tax liabilities
Deferred taxes reflect the net tax effect of temporary differences between the book value and the taxable amount of assets and liabilities. The accounting of assets for deferred taxes was duly adjusted to take account of the effective possibility to be realized.
The Group’s Italian entities participate in a group Italian tax consolidation under the Ermenegildo Zegna N.V., and may therefore offset taxable income against tax losses of the companies participating in the Italian tax consolidation regime.

The following tables provide a breakdown for deferred tax assets and deferred tax liabilities:

(€ thousands)	At December 31, 2022	Recognized in profit and loss	Recognized in comprehensive income/(loss)	Business Combination	Exchange differences and other	At December 31, 2023
Deferred tax assets arising on:
Employee benefits	4,794	1,564	(297)	86	(118)	6,030
Property, plant and equipment	9,878	(1,401)	—	—	106	8,583
Lease liabilities	59,963	(4,373)	—	46,141	1,368	103,099
Intangible assets	3,229	(65)	—	—	215	3,379
Provision for obsolete inventory	27,647	2,348	—		(1,036)	28,959
Elimination of Intercompany margin on inventory	28,447	8,361	—	3,439	(546)	39,701
Provisions	3,647	(223)	(47)	—	(1,009)	2,368
Financial assets	1,596	—	(148)	—	—	1,448
Tax losses	41,622	1,601	—	—	3,143	46,366
Other	503	3,051	(17)	3,091	537	7,165
Total deferred tax assets	181,326	10,863	(509)	52,757	2,660	247,098
Deferred tax liabilities arising on:
Property, plant and equipment	448	(184)	—	—	32	296
Right-of-use assets	57,156	(7,288)	—	46,132	615	96,615
Intangible assets	45,301	1,370	—	327	(138)	46,860
Financial assets fair value	2,382	45	(210)	—	(400)	1,817
Other	11,946	(4,442)	(2,254)	4,776	4,492	14,517
Total deferred tax liabilities	117,233	(10,499)	(2,464)	51,235	4,601	160,105

(€ thousands)	At December 31, 2021	Recognized in profit and loss	Recognized in comprehensive income/(loss)	Exchange differences and other	At December 31, 2022
Deferred tax assets arising on:
Employee benefits	4,665	352	(85)	(138)	4,794
Property, plant and equipment	11,107	(1,668)	—	439	9,878
Lease liabilities	36,752	23,255	—	(43)	59,963
Intangible assets	3,246	(85)	—	68	3,229
Provision for obsolete inventory	21,077	4,602	—	1,968	27,647
Elimination of Intercompany margin on inventory	21,695	6,493	—	259	28,447
Provisions	2,851	1,463	—	(667)	3,647
Financial assets	1,533	(84)	—	147	1,596
Tax losses	36,766	100	—	4,756	41,622
Other	2,685	688	(18)	(2,852)	503
Total deferred tax assets	142,377	35,116	(103)	3,937	181,326
Deferred tax liabilities arising on:
Property, plant and equipment	—	452	—	(4)	448
Right-of-use assets	34,188	22,953	—	18	57,156
Intangible assets	45,420	(202)	—	83	45,301
Financial assets fair value	2,461	(1,423)	1,158	186	2,382
Other	5,944	1,783	2,278	1,941	11,946
Total deferred tax liabilities	88,013	23,563	3,436	2,224	117,233
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

The following table provides the details of tax losses carried forward for which no deferred tax assets were recognized:

	At December 31,
(€ thousands)	2023	2022
Expiry within 1 year	15,265	9,936
Expiry 1-5 years	20,793	35,927
Expiry over 5 years	66,384	86,433
No expiration	328,736	321,389
Total tax losses carried forward	431,178	453,685
12. Earnings per share
Basic and diluted earnings per share are calculated as the ratio of net profit or (loss) attributable to the shareholders of the Company by the weighted average number of outstanding ordinary shares (basic and diluted) of the Company.
In accordance with IAS 33 — Earnings per share, for the calculation of both basic earnings per share and diluted earnings per share the number of ordinary and potential ordinary shares outstanding for all periods reflects the Share Split performed as part of the Business Combination. For additional information related to the Business Combination please refer to Note 1 — General information.
The following table summarizes the amounts used to calculate basic and diluted earnings per share:

	For the years ended December 31,
(€ thousands, except per share data )	2023	2022	2021
Profit/(Loss) attributable to shareholders of the Parent Company	121,529	51,482	(136,001)

Weighted average number of shares for basic earnings per share	247,015,882	237,545,736	203,499,933
Adjustments for calculation of diluted earnings per share:
Long-Term Incentive Awards 2022-2025 (1)	1,775,976	946,990	—
CEO 2022-2024 PSUs (2)	1,149,273	1,031,673	—
CEO remuneration in shares (3)	1,134,108	1,081,513	—
IPO PSUs (4)	790,000	—	—
Long-term equity incentives (5)	307,242	—
Non-executive directors remuneration in shares (6)	149,836	41,601	—
2023 Restricted Stock Units Plan (7)	41,452	—	—
Weighted average number of shares for diluted earnings per share	252,363,769	240,647,513	203,499,933

Basic earnings per share in Euro	0.49	0.22	(0.67)
Diluted earnings per share in Euro	0.48	0.21	(0.67)
For the year ended December 31, 2023 and 2022, the diluted weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential ordinary shares relating to equity awards granted by the Group, to the extent to which they are dilutive. All potential ordinary shares are assumed converted into ordinary shares at the beginning of the period or, if later, at the date of grant of the potential ordinary shares. The adjustments for the calculation of the weighted average number of shares for diluted earnings per share are further explained below. For additional information see also Note 37 — Share-based payments.
(1)Long-Term Incentive Awards 2022-2025 — Performance share units (“PSUs”) and retention restricted share units (“RSUs”) granted to the Group’s senior management (excluding the CEO) (“Senior Management Team”), which in the case of the PSUs are considered to be potential ordinary shares if the performance conditions relating to Adjusted EBIT and adjusted net financial indebtedness/(cash surplus) targets would have been met based on the Group’s performance up to the reporting date, and in the case of the RSUs are considered to be potential ordinary shares if the recipient was still employed by the Group at the reporting date.
(2)CEO 2022-2024 PSUs — Performance share units (PSUs) granted to the CEO, which are considered to be potential ordinary shares if the performance conditions relating to Adjusted EBIT and adjusted net financial indebtedness/(cash surplus) targets would have been met based on the Group’s performance up to the reporting date.
(3)CEO remuneration in shares — Potential ordinary shares from the exercise of the share purchase rights of all or part of the CEO’s fixed remuneration.
(4)IPO PSUs — PSUs related to the Company’s public listing, granted to the CEO and certain members of the Senior Management Team, which are considered to be potential ordinary shares if the performance market conditions have been met and if the recipient was still employed by the Group at the reporting date.
(5)Long-term equity incentives — Potential ordinary shares of the Company granted to Senior Management Team equal to a value of $7,500 thousand, that will be assigned in 2024, which are considered to be potential ordinary shares if the recipient was still employed by the Group at the reporting date.
(6)Non-executive directors remuneration in shares — Potential ordinary shares of the Company granted to the non-executive directors for 50% of their annual base remuneration for services provided in 2022 and 2023 and that will be assigned to the recipients in 2024 and 2025.
(7)2023 Restricted Stock Units Plan — RSUs granted to Senior Management Team, which are considered to be potential ordinary shares if the recipient was still employed by the Group at the reporting date.
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
13. Other information by nature
The following table provides a breakdown of depreciation and amortization and of personnel costs within the consolidated statement of profit and loss:

	For the years ended December 31,
(€ thousands)	2023		2022		2021
	Depreciation and amortization	Personnel costs	Depreciation and amortization	Personnel costs	Depreciation and amortization	Personnel costs
Cost of sales	(16,376)	(132,447)	(13,557)	(116,330)	(13,034)	(98,384)
Selling, general and administrative expenses	(174,905)	(344,421)	(157,050)	(270,845)	(140,165)	(262,053)
Marketing expenses	(1,889)	(10,276)	(1,275)	(7,912)	(996)	(7,325)
Total	(193,170)	(487,144)	(171,882)	(395,087)	(154,195)	(367,762)

At December 31, 2023 and 2022 the Group had 7,201 and 6,256, employees, respectively. Headcount increased mainly due to the TFI Acquisition (580 TFI employees and 45 Pelletteria Tizeta employees at December 31, 2023).

14. Intangible assets
The following table provides a breakdown for intangible assets:

(€ thousands)	Goodwill	Brands with an indefinite useful life	Concessions, licenses, trademarks and patents	Other intangible assets	Intangible assets in progress	Total
Historical cost at January 1, 2022	227,230	158,864	45,003	126,661	4,181	561,939
Additions	—	—	1,620	23,474	164	25,258
Disposals	—	—	(3,164)	(4,651)	(3,199)	(11,014)
Exchange differences	12,479	9,830	82	518	—	22,909
Other movements and reclassifications	—	—	(1,202)	1,202	—	—
Balance at December 31, 2022	239,709	168,694	42,339	147,204	1,146	599,092
Additions	—	—	1,777	21,598	633	24,008
Disposals	—	—	(369)	(431)	(166)	(966)
Business combinations	23,966	—	99,295	3,520	305	127,086
Exchange differences	(7,405)	(5,862)	(765)	(851)	(43)	(14,926)
Other movements and reclassifications	—	—	1,644	(1,000)	(1,769)	(1,125)
Balance at December 31, 2023	256,270	162,832	143,921	170,040	106	733,169

Accumulated amortization at January 1, 2022	—	—	(39,132)	(97,587)	—	(136,719)
Amortization	—	—	(1,457)	(10,926)	—	(12,383)
Disposals	—	—	2,761	4,122	—	6,883
Impairment	—	—	1	(27)	—	(26)
Exchange differences	—	—	838	(1,777)	—	(939)
Balance at December 31, 2022	—	—	(36,989)	(106,195)	—	(143,184)
Amortization	—	—	(3,963)	(15,190)	—	(19,153)
Disposals	—	—	369	413	—	782
Impairment	—	—	—	(35)	—	(35)
Exchange differences	—	—	164	531	—	695
Other movements and reclassifications	—	—	(929)	929	—	—
Balance at December 31, 2023	—	—	(41,348)	(119,547)	—	(160,895)
Carrying amount at:
January 1, 2022	227,230	158,864	5,871	29,074	4,181	425,220
December 31, 2022	239,709	168,694	5,350	41,009	1,146	455,908
December 31, 2023	256,270	162,832	102,573	50,493	106	572,274

The intangible assets held by the Group increased primarily as a result of the TFI Acquisition and goodwill arising from the acquisition of the Thom Browne business in South Korea of €23,966 thousand.
In particular, as part of the TFI Acquisition, the Group recognized a license agreement asset at its fair value of €99,295 thousand determined through an income approach based on the multi-period excess earnings method. The estimated useful life of the license agreement is 30 years, which includes the 20 guaranteed years as per the contract plus the automatic renewal period of 10 years which is subject to certain minimum performance conditions that management believes will be satisfied based on the business plan and information currently available. For additional information related to the acquisition of TFI and the Thom Browne business in South Korea, see Note 39 — Business combinations.

Goodwill and brands with an indefinite useful life
Goodwill originated on acquisitions made by the Group and brands with an indefinite useful life that are acquired separately are attributable to the following operating segments:

	At December 31,
(€ thousands)	2023	2022
ZEGNA	25,568	25,568
Thom Browne	393,534	382,835
Total goodwill and brands with an indefinite useful life	419,102	408,403
In accordance with IAS 36, goodwill and brands with an indefinite useful life are not amortized and are tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Goodwill and brands with an indefinite useful life are allocated to each of the Group’s CGUs (or groups of CGUs) and the recoverable amount of all CGUs and groups of CGUs is based on a value in use calculation, which uses cash flow projections based on last approved budget forecast calculations, which are prepared separately for each CGU. These budget and forecast calculations generally cover a period of three years. A long-term growth rate is calculated and applied to project future cash flows after the third year. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
The main assumptions to calculate the recoverable amount are the following:
•Terminal value: determined using the perpetuity method at a long-term growth rate which represents the present value, at the last year of projection, of all expected future cash flows, and the growth rate used to calculate the terminal value was 3% for the Zegna segment and 3% for the Thom Browne segment, which has been determined according to the diverging inflation and GDP outlook in related geographical areas;
•Discount rate: the rate used to discount cash flows was calculated using the weighted average cost of capital (“WACC”) post tax. For the 2023 impairment test, the WACC used for discounting purposes ranged between 8.81% and 9.55% (between 8.41% and 12.04% for 2022). The WACC was calculated for each CGU and group of CGUs subject to impairment, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield;
•EBITDA: See table below for the EBITDA compound annual growth rate (CAGR) assumptions utilized to calculate the expected future cash flows.
The calculation of value in use for all CGUs and groups of CGUs is most sensitive to the following assumptions:
•Discount rates or WACC;
•Growth rates used to extrapolate cash flows beyond the forecast period; and
•EBITDA CAGR rate.
The following tables detail the sensitivity of the impairment testing to reasonably possible changes in both assumptions, for those CGUs that have significant goodwill and brands with an indefinite useful life allocated to them.

2023
		Existing assumption			Sensitivity effects on headroom
(€ millions, except percentages and basis points)	Headroom	WACC (bps)	Growth rate (bps)	EBITDA CAGR (%) vs. 2023	WACC +100 bps	Growth rate -50 bps	EBITDA -500 bps
CGU Thom Browne Group (*)	484	881	300	+15.9%	317	403	405
CGU Thom Browne Korea Ltd.	31	905	300	n.a.	22	27	25
CGU Gruppo Dondi S.p.A.	51	955	300	+15.5%	39	45	46
CGU Bonotto S.p.A.	6	955	300	-9.5%	3	5	5
CGU In.Co. S.p.A.	39	955	300	+11.2%	20	30	30
CGU Tessitura Ubertino S.r.l.	20	955	300	-2.8%	16	18	18
_________________
(*) Excluding the Thom Browne business in South Korea, which is part of the CGU Thom Browne Korea Ltd.

2022
		Existing assumption			Sensitivity effects on headroom
(€ millions, except percentages and basis points)	Headroom	WACC (bps)	Growth rate (bps)	EBITDA CAGR (%) vs. 2022	WACC +100 bps	Growth rate -50 bps	EBITDA -500 bps
CGU Thom Browne Group	454	841	300	+20.8%	362	372	381
CGU Gruppo Dondi S.p.A.	66	878	300	+7.0%	52	59	61
CGU Bonotto S.p.A.	3	878	300	-1.0%	0	2	2
CGU In.Co. S.p.A.	110	878	300	+2.2%	85	98	98
CGU Tessitura Ubertino S.r.l.	22	878	300	+6.6%	18	20	21
Based on the analysis performed, no impairment of goodwill and brands with an indefinite useful life were recognized for the years ended December 31, 2023 and 2022.

15. Property, plant and equipment
The following table provides a breakdown for property, plant and equipment:

(€ thousands)	Land and buildings	Plant and machinery	Industrial and commercial equipment	Leasehold improvements	Other tangible assets	Tangible assets under construction and advances	Total
Historical cost at January 1, 2022	8,537	164,539	144,831	228,904	8,710	3,428	558,949
Additions	11	6,171	11,121	27,081	153	3,637	48,174
Disposals	—	(17,130)	(12,341)	(18,874)	(200)	—	(48,545)
Exchange differences	—	(37)	5,117	(2,353)	24	(30)	2,721
Reclassifications	—	320	(769)	3,432	(947)	(2,036)	—
Balance at December 31, 2022	8,548	153,863	147,959	238,190	7,740	4,999	561,299
Additions	33	10,812	14,342	31,390	562	8,461	65,600
Disposals	—	(4,245)	(8,302)	(26,049)	(104)	(36)	(38,736)
Business combinations	—	238	6,781	12,094	1,328	158	20,599
Exchange differences	—	121	(2,515)	(10,812)	(23)	(358)	(13,587)
Reclassifications	—	966	4,235	6,752	(3,074)	(7,798)	1,081
Balance at December 31, 2023	8,581	161,755	162,500	251,565	6,429	5,426	596,256

Accumulated depreciation at January 1, 2022	(3,735)	(142,469)	(120,599)	(173,351)	(6,841)	(480)	(447,475)
Depreciation	(296)	(6,879)	(11,504)	(20,356)	(1,167)	—	(40,202)
Disposals	—	17,048	12,262	18,747	193	—	48,250
Impairment	—	(23)	(438)	1,217	—	—	756
Exchange differences	—	(71)	(1,437)	4,139	880	—	3,511
Reclassifications	6	71	(1,443)	17	869	480	—
Balance at December 31, 2022	(4,025)	(132,323)	(123,159)	(169,587)	(6,066)	—	(435,160)
Depreciation	(250)	(6,454)	(13,538)	(26,558)	(278)	—	(47,078)
Disposals	—	4,101	7,840	24,677	94	—	36,712
Impairment	—	4	(406)	(513)	—	—	(915)
Exchange differences	(162)	(92)	2,195	7,834	18	—	9,793
Reclassifications	—	63	(1,844)	—	1,781	—	—
Balance at December 31, 2023	(4,437)	(134,701)	(128,912)	(164,147)	(4,451)	—	(436,648)
Carrying amount at:
January 1, 2022	4,802	22,070	24,232	55,553	1,869	2,948	111,474
December 31, 2022	4,523	21,540	24,800	68,603	1,674	4,999	126,139
December 31, 2023	4,144	27,054	33,588	87,418	1,978	5,426	159,608
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
The business plans used to prepare the impairment test cover the last three months of 2023 and the three years from 2024 to 2026.
The rate used to discount cash flows was calculated using the weighted average cost of capital (WACC). For the year ended December 31, 2023, the WACC used for discounting purposes ranged between 8.64% and 12.56% (between 8.84% and 17.20% at December 31, 2022). The WACC was calculated for each CGU subject to impairment, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield. The “g” rate of growth used to calculate the terminal value has been determined according to the diverging inflation and GDP outlooks in the various countries. The growth rate ranged between 2.0% and 3.0% for Zegna segment, between 2.5% and 3.0% for Thom Browne segment and 3.0% for Tom Ford Fashion segment.
DOS impairment test
The impairment test of DOS assets takes into consideration those right-of-use assets, intangible assets and property, and plant and equipment elements relating to directly operated stores of Zegna segment, Thom Browne segment and Tom Ford Fashion segment. The result of the impairment test of DOS on the consolidated financial statements is obtained by comparing the recoverable amount, based on the value in use, of each CGU with the carrying amount of the tangible and intangible assets allocated to the CGU, including leases (according to the IFRS 16).
Impairment of €1,782 thousand recognized in 2023 was composed of:
(a)impairment of €959 thousand and reversal of impairment of €44 thousand related to property, plant and equipment;
(b)impairment of €832 thousand related to right-of-use assets; and
(c)impairment of €37 thousand and reversal of impairment of €2 thousand related to intangible assets.
Impairment by segment, was composed of:
(a)impairment of €901 thousand and reversal of impairment of €46 thousand relating to the Zegna segment;
(b)impairment of €17 thousand related to the Thom Browne segment; and
(c)impairment of €910 thousand related to the Tom Ford Fashion segment
The calculation of value in use for this CGU is most sensitive to the following assumptions:
•Discount rates;
•Growth rates used to extrapolate cash flows beyond the forecast period;
•Revenue compounded annual rate of growth (“CAGR”).
In order to ensure that the changes to the main assumptions did not significantly affect the results of the impairment tests, sensitivity analyses were conducted.

The following tables present the sensitivity of the 2023 and 2022 Zegna, Thom Browne and Tom Ford Fashion segments DOS impairment test to reasonably possible changes in the aforementioned assumptions:

			Existing assumption			Sensitivity effects on impairment
(€ millions, except percentages and basis points)	Impairment		WACC (%)	Growth rate (%)	Revenues CAGR (%) vs. current year	WACC +100 bps	Growth rate -50 bps	Revenues -250 bps
Zegna segment DOS
2023	(855)		8.64% / 12.56%	2.00% / 3.00%	+15.7%	(965)	(917)	(1,480)
2022	(2,231)	(1)	8.84% / 17.20%	1.50% / 5.00%	+7.6%	(2,413)	(2,258)	(2,714)
Thom Browne segment DOS
2023	(17)		11.16% / 12.56%	2.50% / 3.00%	+7.5%	(17)	(17)	(17)
2022	(820)		8.84% / 11.59%	1.50% / 3.00%	+9.5%	(1,003)	(848)	(1,120)
Tom Ford Fashion segment DOS
2023	(910)		11.27% / 12.16%	3.00%	+18.2%	(925)	(912)	(1,029)
_________________
(1)Gross of reversals related to the reduction of right-of-use assets of €1,412 thousand.

The sensitivity analysis of the aforementioned assumptions (WACC, growth rate and revenues) used to determine the recoverable value, carried out on the CGUs subject to impairment testing, showed that negative changes in the basic assumptions could lead to an additional impairment loss.
Impairment test of corporate assets
The impairment test of corporate assets takes into consideration those assets whose recoverability is assessed at the reporting segment level: Zegna segment (including corporate costs) and Thom Browne segment. There were no impairments arising from the 2023, 2022 and 2021 impairment tests performed.
Sensitivity analysis
The calculation of value in use for all CGUs is most sensitive to the following assumptions:
•Discount rates or WACC;
•Growth rates used to extrapolate cash flows beyond the forecast period;
•EBITDA growth rate over the explicit period of the business plan.
In order to ensure that the changes to the main assumptions did not significantly affect the results of the impairment tests, sensitivity analyses were conducted.
The following tables present the sensitivity analysis of the 2023 and 2022 impairment test of corporate assets to reasonably possible changes in aforementioned assumptions:

		Existing assumption			Sensitivity effects on headroom
(€ millions, except percentages and basis points)	Headroom	WACC (bps)	Growth rate (bps)	EBITDA CAGR (%) vs current year	WACC +100 bps	Growth rate -50 bps	Revenues -250 bps
CGU Zegna segment
2023	2,036	898	300	+18.9%	1,588	1,822	1,741
2022	1,590	855	300	+16.3%	1,196	1,399	1,337
CGU Thom Browne segment
2023	484	881	300	+15.9%	317	403	405
2022	454	841	300	+20.8%	362	372	381

Based on the analysis performed, except for the impairments of non-current assets indicated above, these stress tests continued to show ample headroom.
16. Right-of-use assets
The following table provides a breakdown for right-of-use assets:

(€ thousands)	Land and buildings	Industrial and commercial equipment	Plant and machinery	Other right-of-use assets	Total
Historical cost at January 1, 2022	715,325	572	168	5,784	721,849
Additions	135,933	32	—	1,816	137,781
Disposals	(101,692)	(80)	—	(1,789)	(103,561)
Exchange differences	9,357	—	—	(18)	9,339
Balance at December 31, 2022	758,923	524	168	5,793	765,408
Additions	139,057	66	—	2,872	141,995
Disposals	(65,322)	(545)	—	(2,091)	(67,958)
Business combinations	160,659	—	—	210	160,869
Exchange differences	(22,284)	—	—	(19)	(22,303)
Balance at December 31, 2023	971,033	45	168	6,765	978,011

Accumulated amortization at January 1, 2022	(347,403)	(449)	(81)	(3,446)	(351,379)
Amortization	(117,488)	(117)	(34)	(1,658)	(119,297)
Impairments	(2,369)	—	—	—	(2,369)
Disposals	82,858	80	—	1,694	84,632
Exchange differences	(1,494)	—	—	7	(1,487)
Balance at December 31, 2022	(385,896)	(486)	(115)	(3,403)	(389,900)
Amortization	(125,096)	(75)	(35)	(1,733)	(126,939)
Impairments	(832)	—	—	—	(832)
Disposals	58,161	546	—	1,653	60,360
Exchange differences	13,229	—	—	23	13,252
Balance at December 31, 2023	(440,434)	(15)	(150)	(3,460)	(444,059)

Carrying amount at:
January 1, 2022	367,922	123	87	2,338	370,470
December 31, 2022	373,027	38	53	2,390	375,508
December 31, 2023	530,599	30	18	3,305	533,952
The Group leases various retail stores, warehouses, equipment and vehicles. Rental contracts are typically made for fixed periods of 1 year to 15 years but may have extension options. Contracts may contain both lease and non-lease components. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Extension options in a range of 1 year to 10 years are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. Such extension options are exercisable only by the Group and not by the respective lessor. Other tangible assets mainly refer to vehicles.
For the years ended December 31, 2023 and 2022 impairments were recognized for an amount of €832 thousand and €2,369 thousand, respectively, and primarily related to leased stores in Greater China Region and Europe that are part of the Zegna segment, to a leased stores in Greater China Region that is part of the Tom Ford Fashion segment, for 2023 only, and to a leased stores in Europe that is part of the Thom Browne segment, for 2022 only. For details related to the impairment testing performed over right-of-use assets, please refer to Note 15 — Property, plant and equipment.

17. Investments accounted for using the equity method
The Group’s ownership percentages and the carrying value of investments accounted for using the equity method were as follows:

(€ thousands, except percentages)	Tom Ford International LLC	Pelletteria Tizeta S.r.l.	Norda Run Inc.	Filati Biagioli Modesto S.p.A.	Luigi Fedeli e Figlio S.r.l.	Total investments accounted for using the equity method
Group’s percentage interest at December 31, 2023	100%	100%	25%	40%	15%
Group’s percentage interest at December 31, 2022	15%	50%	—%	40%	—%

At January 1, 2022	18,345	3,416	—	686	—	22,447
Disposal	—	—	—	(2)	—	(2)
Net income	76	1,292	—	831	—	2,199
Translation differences	(1,996)	—	—	—	—	(1,996)
At December 31, 2022	16,425	4,708	—	1,515	—	22,648
Additions	1,845	—	6,580	6,700	4,656	19,781
Disposal	—	—	—	(13)	—	(13)
Net (loss)/income	(2,587)	350	(2)	(712)	(2)	(2,953)
Translation differences	764	—	43	—	—	807
Business combinations	(16,447)	(5,058)	—	—	—	(21,505)
At December 31, 2023	—	—	6,621	7,490	4,654	18,765
At December 31, 2022 and January 1, 2022, although the Group owned 15% of the equity shares of Tom Ford International LLC (“TFI”), the Group accounted for the investment under the equity method as the following requirements of IAS 28—lnvestments in Associates and Joint Ventures (“IAS 28”) were met: the representation on the board of directors and the participation in policy-making processes. Furthermore, there were material transactions between the Group and TFI. The results of impairment tests performed in 2021 and 2022 resulted in no impairment.
As a result of the TFI Acquisition completed on April 28, 2023, the Group obtained 100% of TFI and 100% of Pelletteria Tizeta, which was previously 50% owned by the Group and 50% owned by TFI. The Group’s previously held equity interests in TFI and Pelletteria Tizeta were measured at their fair value as of the acquisition date and recognized as part of the consideration transferred according to IFRS 3 — Business Combinations (“IFRS 3”). The cumulative translation losses related to the previously held investment in TFI, amounting to €4,705 thousand, were reclassified from other comprehensive income to profit and loss at the acquisition date as foreign exchange losses. Following completion of the TFI Acquisition, TFI and Pelletteria Tizeta are consolidated by the Group. For additional information relating to the TFI Acquisition see Note 39 — Business combinations.
Additions for the year ended December 31, 2023 included:
(i)€6,700 thousand for the capital increase in Filati Biagioli Modesto S.p.A, of which €4,500 thousand was contributed in cash and €2,200 thousand related to a financial receivables converted to equity as a capital contribution in July 2023;
(ii)€6,580 thousand for the acquisition of a 25% minority stake interest in Canadian technical trail running shoe company Norda which was completed on March 31, 2023;
(iii)€4,656 thousand for the acquisition of a 15% minority stake interest in Luigi Fedeli e Figlio S.r.l., the world-renowned maker of fine Italian knitwear and yarns; and
(iv)€1,845 thousand for the conversion of financial receivables from TFI into a capital contribution prior to the TFI Acquisition.

Certain financial information of companies accounted for using the equity method is provided below at and for the period from the acquisition date to December 31, 2023 or for the year ended December 31, 2023, as required by IFRS 12—Disclosure of Interest in Other Entities (“IFRS 12”).

(€ thousands)	Norda Run Inc.	Filati Biagioli Modesto S.p.A.	Luigi Fedeli e Figlio S.r.l.
Total assets	8,291	61,084	30,121
Total liabilities	2,871	42,266	21,592
Total equity	5,420	18,818	8,529
Net revenues	4,433	52,253	7,048
Net income/(loss)	(7)	(1,789)	(13)
18. Other non-current financial assets
The following table provides a breakdown for other non-current financial assets:

	At December 31,
(€ thousands)	2023	2022
Guarantee deposits	28,362	26,814
Financial loans to related parties	—	2,240
Financial loans to TFI	—	1,862
Lease receivables from sublease	1,115	1,366
Other	4,421	3,958
Total other non-current financial assets	33,898	36,240
There are no expected credit losses associated with the guarantee deposits.
Financial loans to related parties consist of a loan to a company beneficially owned by a director of the Group in December 2021 for a principal amount of €2.2 million in order to acquire the Company’s ordinary shares in December 2021. In August 2023 the receivable was fully repaid.
Financial loans to TFI that were settled during the period. For additional information relating to TFI see Note 17 — Investments accounted for using the equity method.
Other primarily related to investments in other companies, which are measured at fair value at December 31, 2023 and 2022.
19. Inventories
The following table provides a breakdown for inventories (net of the provision for slow moving and obsolete inventories):

	At December 31,
(€ thousands)	2023	2022
Raw materials, ancillary materials and consumables	90,460	61,822
Work-in-progress and semi-finished products	46,735	63,019
Finished goods	385,394	286,010
Total inventories	522,589	410,851

The amount of provisions for slow moving and obsolete inventories recognized for the years ended December 31, 2023, 2022 and 2021 was €59,558 thousand, €28,561 thousand and €29,600 thousand, respectively.

The following table provides the changes in the total provision for slow moving and obsolete inventories for the years ended December 31, 2023 and 2022.

	2023	2022
At January 1,	(147,819)	(136,822)
Provisions	(59,558)	(28,561)
Utilizations and releases	27,708	22,707
Exchange differences and other changes	4,447	(5,143)
At December 31,	(175,222)	(147,819)
20. Trade receivables
The following table provides a breakdown for trade receivables:

	At December 31,
(€ thousands)	2023	2022
Trade receivables	247,138	183,725
Loss allowance	(6,681)	(6,512)
Total trade receivables	240,457	177,213
The following table provides a breakdown for the loss allowance relating to trade receivables:

	Loss allowance
(€ thousands)	2023	2022
At January 1,	(6,512)	(6,643)
Provisions	(3,276)	(806)
Utilizations	285	131
Releases	2,829	645
Exchange differences and other	(7)	161
At December 31,	(6,681)	(6,512)

The Group applies the simplified approach available under IFRS 9 to always measure the loss allowance for trade receivables at an amount equal to lifetime expected credit losses. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date (See Note 35 — Qualitative and quantitative information on financial risks for additional information).
The Group has recognized a loss allowance of 100% against all receivables that are greater than 180 days past due because historical experience has indicated that these receivables are generally not recoverable, except in certain cases where the receivables are covered by insurance agreements. The Group generally writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery (e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings). None of the trade receivables that have been written off are subject to enforcement activities.

The following table presents trade receivables by geographic area:

	At December 31,
(€ thousands)	2023	2022
EMEA (1)	102,653	77,817
of which Italy	60,174	50,897
North America (2)	38,636	24,523
of which United States	33,028	20,669
Latin America (3)	8,936	5,770
APAC (4)	90,232	69,103
of which Greater China Region	61,990	47,924
Total trade receivables	240,457	177,213
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
21. Derivative financial instruments
The Group enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. The Company only enters into these contracts for hedging purposes as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by the Company are over the counter (OTC) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement).
Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.
At the reporting date, the Group had outstanding hedges as detailed in the tables below:

	At December 31, 2023			At December 31, 2022
(€ thousands)	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Forward contracts	595,819	6,371	(897)	481,110	13,075	(2,362)
Interest rate risk
Interest rate swaps	133,962	4,739	—	320,000	9,379	—
Total derivatives instruments - Asset/(Liabilities)	729,781	11,110	(897)	801,110	22,454	(2,362)
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

	For the years ended December 31,
(€ thousands)	2023	2022
USD	206,232	203,611
CHF	—	8,145
CNY	201,153	94,203
GBP	54,282	36,984
JPY	34,749	35,119
HKD	31,735	59,160
Other	67,668	43,888
Total notional amount	595,819	481,110
The key features of the interest rate swap (IRS) agreements are summarized as follows:

(€ thousands, except percentages)			Notional amount at December 31,		Fair value at December 31,
Contract	Maturity date	Fixed interest rate	2023	2022	2023	2022
IRS 1	1/27/2023	0.27%	—	20,000	—	67
IRS 2	2/8/2023	0.17%	—	20,000	—	45
IRS 3	4/27/2023	0.26%	—	50,000	—	428
IRS 4	8/3/2023	0.28%	—	40,000	—	676
IRS 5	11/17/2023	0.34%	—	60,000	—	1,564
IRS 6	4/15/2024	(0.24%)	80,000	80,000	2,190	3,775
IRS 7	12/20/2024	0.01%	50,000	50,000	2,380	2,824
IRS 8	9/30/2027	0.22%	2,775	—	128	—
IRS 9	12/31/2025	(0.15%)	1,187	—	41	—
Total			133,962	320,000	4,739	9,379

22. Other current financial assets
The following table provides a breakdown for other current financial assets (see Note 34 — Fair value measurement for a breakdown of other current financial assets by fair value level):

	At December 31,
(€ thousands)	2023	2022
Securities	85,320	316,595
Guarantee deposits	5,431	2,075
Financial receivables	166	2,224
Total other current financial assets	90,917	320,894

The following table provides a breakdown for securities:

(€ thousands)	At December 31, 2022	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At December 31, 2023
FVPL
Private equity	18,311	3,035	(802)	2,266	—	(411)	22,399
Real estate funds	12,129	2,096	—	(1,887)	—	(192)	12,146
Private debt	13,644	1,001	(4,224)	(347)	32	—	10,106
Hedge funds	46,761	4,009	(42,658)	706	264	(87)	8,995
Money market funds	2,587	18,578	(19,038)	(71)	209	(172)	2,093
Equity	14,592	997	(14,999)	(159)	703	7	1,141
Insurance contracts	114,975	—	(115,485)	545	(35)	—	—
Fixed income	64,017	—	(65,018)	—	1,001	—	—
Commodities	2,727	—	(2,601)	—	(126)	—	—
Total FVPL	289,743	29,716	(264,825)	1,053	2,048	(855)	56,880
FVOCI
Floating income	17,742	—	(1,005)	(45)	—	—	16,692
Fixed income	9,110	3,884	(1,996)	304	446	—	11,748
Total FVOCI	26,852	3,884	(3,001)	259	446	—	28,440
Total securities	316,595	33,600	(267,826)	1,312	2,494	(855)	85,320

(€ thousands)	At December 31, 2021	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At December 31, 2022
FVPL
Private equity	15,925	6,230	(7,533)	3,282	17	390	18,311
Real estate funds	32,898	2,496	(24,633)	248	800	320	12,129
Private debt	7,945	5,201	—	498	—	—	13,644
Hedge funds	41,483	7,304	—	(2,631)	—	605	46,761
Money market funds	2,007	966	(370)	77	—	(93)	2,587
Equity	25,408	—	(7,101)	(3,354)	(590)	229	14,592
Insurance contracts	113,919	—	—	1,056	—	—	114,975
Fixed income	68,947	—	—	(4,930)	—	—	64,017
Commodities	—	2,991	—	(264)	—	—	2,727
Total FVPL	308,532	25,188	(39,637)	(6,018)	227	1,451	289,743
FVOCI
Floating income	20,687	—	(2,500)	(445)	—	—	17,742
Fixed income	5,025	5,000	—	(915)	—	—	9,110
Total FVOCI	25,712	5,000	(2,500)	(1,360)	—	—	26,852
Total securities	334,244	30,188	(42,137)	(7,378)	227	1,451	316,595

In line with the Group’s funding strategy, during 2023, the Group disposed of securities (primarily investments in insurance contracts, fixed income and hedge funds) amounting to €267,826 thousand for proceeds of €270,317 thousand that the Group primarily used to finalize the TFI Acquisition and for capital expenditures, as well as to repay borrowings.

23. Other current assets
Other current assets amount to €95,260 thousand and €84,574 thousand at December 31, 2023 and 2022, respectively, and mainly relate to accrued income, deferred charges and indirect tax receivables.

24. Cash and cash equivalents
The following table provides a breakdown for cash and cash equivalents:

	At December 31,
(€ thousands)	2023	2022
Cash on hand	3,275	2,322
Bank balances	293,004	251,999
Total cash and cash equivalents	296,279	254,321
The Group may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends or capital distributions, or to repay debt or other liabilities. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2023 amounted to €22,549 thousand (€24,257 thousand at December 31, 2022). Certain restrictions over cash also exist in Argentina; however, such restrictions do not significantly impact the Group as cash held in Argentina amounted to €216 thousand at December 31, 2023 (€233 thousand at December 31, 2022).
25. Shareholder’ equity
Share capital and share premium
At December 31, 2023 the fully paid up share capital of the Company was €9,154 thousand, consisting of 302,704,726 ordinary shares and 154,981,350 special voting shares A, all with a nominal value of €0.02 (€5,939 thousand, consisting of 296,943,659 ordinary shares at December 31, 2022).
Each ordinary share confers the right to cast one vote. Holders of ordinary shares become entitled to special voting shares upon registering their ordinary shares in the loyalty register (thereby blocking such shares from trading on the NYSE) and maintaining them registered in such register for an uninterrupted period of time as prescribed by the articles of association of the Company. Ordinary shares carry the right to receive dividends and each ordinary share carries the right to repayment of capital in the event of dissolution and liquidation, with the remaining equity, after all debts are satisfied, for the benefit of the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares. Ordinary shares carry preemptive rights in proportion to the aggregate number of ordinary shares held upon the issuance of new ordinary shares or the granting of rights to subscribe for ordinary shares, subject to certain exceptions.
If ordinary shares have been registered in the loyalty register for an uninterrupted period of two years in the name of the same shareholder, such shares become eligible to receive Special Voting Shares A of the Company. The relevant shareholder will receive one of the Company Special Voting Share A per eligible ordinary share. Each of the Company Special Voting Share A will automatically be converted into a Special Voting Share B of the Company after holding a number of ordinary shares for an uninterrupted period of five years following the registration of such ordinary shares in the loyalty register, and each of the Company Special Voting Share B will automatically be converted into a Special Voting Share C of the Company after holding a number of ordinary shares for an uninterrupted period of ten years following the registration of such ordinary shares in the loyalty register. Each class of the Company Special Voting Shares will entitle the relevant holders to the following number of votes, in addition to the voting rights attached to each ordinary share: each Special Voting Share A of the Company confers the right to cast one vote, each Special Voting Share B of the Company confers the right to cast four votes and each Special Voting Share C of the Company confers the right to cast nine votes in the Company General Meeting. Holders of the Company Special Voting Shares will not receive any dividends in respect of the Company Special Voting Shares; however, the Company will maintain a separate dividend reserve for each class of the Company Special Voting Shares for the sole purpose of the allocation of the mandatory minimum profits that accrue to the Company Special Voting Shares.

The following table summarizes the changes in the share capital, share premium and number of ordinary shares and special voting shares of the Company for the years ended December 31, 2022 and 2023:

	Share capital (€ thousand)	Share premium (€ thousand)	Outstanding ordinary shares	Ordinary shares held in treasury	Total ordinary shares	Special voting shares
At January 1, 2022	5,939	721,187	242,343,659	54,600,000	296,943,659	—
Ordinary shares issued to warrant holders	—	—	1	(1)	—	—
Ordinary shares assigned under share-based payments (1)	—	—	459,086	(459,086)	—	—
At December 31, 2022	5,939	721,187	242,802,746	54,140,913	296,943,659	—
Ordinary shares issued to warrant holders (2)	115	64,500	5,761,067	—	5,761,067	—
Ordinary shares assigned delivered under share-based payments (3)	—	—	1,746,450	(1,746,450)	—	—
Special Voting Shares A issued (4)	3,100	(3,100)	—	—	—	154,981,350
At December 31, 2023	9,154	782,587	250,310,263	52,394,463	302,704,726	154,981,350
__________________
(1)Includes 459,086 ordinary shares, which were previously held in treasury, delivered to the CEO as a result of the conversion of the CEO’s fixed remuneration for 2021 for an aggregate purchase price of €3,390 thousand.
(2)The Company issued an aggregate of 5,761,067 newly issued ordinary shares as a result of the exercise of warrants in the first quarter of 2023. For additional information see Note 28 — Other current and non-current financial liabilities - Warrant liabilities.
(3)As a result of the vesting of certain equity incentive arrangements, ordinary shares, which were previously held in treasury, were assigned to participants of the share-based payments plans. It includes:
(a)588,000 ordinary shares delivered to the CEO under the CEO 2022-2024 LTIP in relation to the 2022 performance period;
(b)240,000 ordinary shares delivered to the CEO under the CEO IPO PSUs plan.
(c)450,000 ordinary shares delivered to the directors of the Group (excluding the CEO), key executives with strategic responsibilities and other employees of the Group under the Management IPO PSUs plan.
(d)468,450 ordinary shares delivered to the CEO under the right to convert the CEO’s fixed remuneration in shares of the Company for an aggregate purchase price of €3,654 thousand.
For additional information relating to the equity incentive arrangements of the Group, see Note 37 — Share-based payments.
(4)On December 18, 2023, upon the fulfillment of the conditions outlined in the Company’s Articles of Association 154,981,350 Special Voting Shares A were issued and delivered to Monterubello s.s. and Ermenegildo (Gildo) Zegna di Monte Rubello for no consideration.

Legal reserves
Legal reserves include the following:
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
•the financial assets at FVOCI reserve which arises from changes in the fair value of debt instruments held by the company under a hold to collect and sell business model, which will be reversed when the investment is derecognized or impaired;

•legal reserves for subsidiaries consisting of earnings of subsidiaries and associates that are subject to restrictions on distributions to the Company for €17,856 thousand at December 31, 2023 (€22,183 thousand at December 31, 2022) and capitalized development costs recognized by subsidiaries of the Company for €4,277 thousand at December 31, 2023 (€3,095 thousand at December 31, 2022).
Reserve for treasury shares
At December 31, 2023, the reserve for treasury shares amounted to €436,622 thousand (€451,174 thousand at December 31, 2022) and 52,394,463 ordinary shares were held in treasury (54,140,913 ordinary shares at December 31, 2022).
Other reserves
Other reserves are detailed as follows:

	At December 31,
(€ thousands)	2023	2022
Share-based payments reserve	96,008	88,557
Non-controlling interests options reserve	(183,525)	(183,525)
Other	(66,479)	(74,764)
Other reserves	(153,996)	(169,732)
The non-controlling interests options reserve includes a reduction of equity attributable to shareholders of the Company resulting from the initial recognition of the financial liabilities at fair value (which are subsequently remeasured at the end of each period through the statement of profit and loss) relating to the put options held by non-controlling interests in Thom Browne Group for €162,066 thousand at December 31, 2023 and 2022 originally recognized in 2018 and Gruppo Dondi S.p.A. for €21,459 thousand at December 31, 2023 and 2022 originally recognized in 2019.
Retained earnings
Retained earnings include the Group’s accumulated earnings, less dividends paid to equity holders and other changes. Among other changes, retained earnings also include the first-time IFRS adoption reserve, reflecting the combined effects of the equity adjustments, net of tax effects, arising from the transition to IFRS from previous local GAAP, which occurred on January 1, 2018.
At the Annual General Meeting of the Shareholders held on June 27, 2023, the shareholders approved a dividend distribution of €0.10 per ordinary share, corresponding to a total dividend of €25,031 thousand. The dividend distribution was paid on July 28, 2023 and was made from the retained earnings reserve.
At the Annual General Meeting of the Shareholders held on June 28, 2022, the shareholders approved a dividend distribution of €0.09 per ordinary share, corresponding to a total dividend of €21,852 thousand. The dividend distribution was paid on July 28, 2022 and was made from the retained earnings reserve.

26. Non-controlling interests
The following tables show the financial information of consolidated companies not entirely controlled by the Group, as required by IFRS 12. The amounts disclosed for each subsidiary are before intercompany eliminations and at and for the year ended December 31, 2023 and 2022.

	At and for the year ended December 31, 2023
(Functional currency thousands)	Country	Group’s percentage interest	Non- controlling interest percentage	Functional currency	Total assets	Total equity	Net revenues	Net income / (loss)	Dividends paid to non- controlling shareholders
Company
Thom Browne Inc.	U.S.A.	90%	10%	USD	378,736	199,275	411,192	49,988	—
Ermenegildo Zegna Vietnam LLC	Vietnam	90%	10%	VTD	42,201,273	27,134,951	40,281,928	5,446,184	—
Ermenegildo Zegna Madrid S.A.	Spain	70%	30%	EUR	4,591	1,811	5,412	34	—
Gruppo Dondi S.p.A.	Italy	65%	35%	EUR	39,369	22,387	44,588	3,935	(708)
E. Z. Thai Holding Ltd	Thailand	49%	51%	THB	12,338	(264)	—	(283)	—
Bonotto S.p.A.	Italy	60%	40%	EUR	25,596	10,974	25,657	2,709	(451)
Tessitura Ubertino S.r.l.	Italy	60%	40%	EUR	8,404	4,863	11,051	1,479	(600)
Cappellificio Cervo S.r.l.	Italy	51%	49%	EUR	2,186	938	3,281	119	(11)
Zegna South Asia Private LTD	India	51%	49%	INR	732,458	271,079	473,553	71,215	—
Zegna Gulf Trading LLC	UAE	49%	51%	AED	193,655	79,300	250,244	60,856	(17,150)
The Italian Fashion Co. LTD	Thailand	65%	35%	THB	238,912	(2,053)	255,389	14,880	—
Zegna for Retail of Readymade and Novelty Clothes W.L.L.	Kuwait	49%	51%	KWD	1,439	384	791	(227)	—

	At and for the year ended December 31, 2022
(Functional currency thousands)	Country	Group’s percentage interest	Non- controlling interest percentage	Functional currency	Total assets	Total equity	Net revenues	Net income / (loss)	Dividends paid to non- controlling shareholders
Company
Thom Browne Inc.	U.S.A.	90%	10%	USD	298,901	146,879	348,445	43,277	(2,000)
Ermenegildo Zegna Vietnam LLC	Vietnam	90%	10%	VTD	59,373,311	21,638,614	45,647,540	7,913,295	—
Ermenegildo Zegna Madrid S.A.	Spain	70%	30%	EUR	3,718	1,741	3,838	120	(90)
Gruppo Dondi S.p.A.	Italy	65%	35%	EUR	39,469	20,507	47,655	4,901	(1,113)
E. Z. Thai Holding Ltd	Thailand	49%	51%	THB	12,669	19	—	(309)	—
Bonotto S.p.A.	Italy	60%	40%	EUR	23,739	9,431	24,552	2,075	(797)
Tessitura Ubertino S.r.l.	Italy	60%	40%	EUR	8,351	4,921	10,245	983	(312)
Cappellificio Cervo S.r.l.	Italy	51%	49%	EUR	1,630	864	2,371	85	—
Zegna South Asia Private LTD	India	51%	49%	INR	590,989	199,864	395,827	76,155	—
Zegna Gulf Trading LLC	UAE	49%	51%	AED	140,841	53,895	191,749	52,806	—
The Italian Fashion Co. LTD	Thailand	65%	35%	THB	198,556	(16,584)	190,048	11,015	—

27. Borrowings
The following table provides a breakdown for non-current and current borrowings:

	2023			2022
(€ thousands)	Committed Loans	Other financial loans	Total borrowings	Committed Loans	Other financial loans	Total borrowings
At January 1,	470,627	428	471,055	578,213	50,725	628,938
Business combinations	21,258	8,632	29,890	—	—	—
Repayments	(298,256)	(7,894)	(306,150)	(109,422)	(50,297)	(159,719)
Proceeds	119,924	84,500	204,424	—	—	—
Other	3,403	—	3,403	1,836	—	1,836
At December 31,	316,956	85,666	402,622	470,627	428	471,055
Of which:
Non-current	113,244	41	113,285	184,661	219	184,880
Current	203,712	85,625	289,337	285,966	209	286,175
The repayment schedule for borrowings is summarized below:

(€ thousands)	At December 31, 2023	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond
Committed loans	316,956	203,712	84,936	19,670	4,586	4,052
Other financial liabilities	85,666	85,625	41	—	—	—
Total borrowings	402,622	289,337	84,977	19,670	4,586	4,052

(€ thousands)	At December 31, 2022	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond
Committed loans	470,627	285,966	137,206	35,387	3,994	8,074
Other financial liabilities	428	209	211	8	—	—
Total borrowings	471,055	286,175	137,417	35,395	3,994	8,074

Interest on certain of the Group’s borrowings is calculated based on variable rates. Management may use interest rate swaps (“IRS”) or other derivative financial instruments to hedge exposure to fluctuations in interest rates associated with monetary flows and not for speculative purposes. See Note 35 — Qualitative and quantitative information on financial risks for additional information related to the Group’s management of interest rate and other financial risks.

The following tables provide details relating to the Group’s individual borrowings.

				At December 31, 2023
Borrower	Interest rate	Interest rate terms	Expiry date	of which current portion	of which non-current portion
				(€ thousands)
Co.Ti Service S.A.	Fixed	0.75%	August 2025	—	20,000
Co.Ti Service S.A.	Fixed	0.75%	April 2025	—	10,000
Ermenegildo Zegna N.V.	Variable	IRS + 0.60%	December 2024	50,808	—
Ermenegildo Zegna N.V.	Variable	IRS + 0.81%	April 2024	81,351	—
Ermenegildo Zegna N.V.	Variable	Euribor 1m + 0.79%	May 2025	3,331	1,494
Ermenegildo Zegna N.V.	Fixed	0.73%	September 2028	3,979	16,034
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.60%	February 2024	20,078	—
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.77%	December 2026	33	19,988
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.97%	December 2025	13	39,971
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.80%	February 2024	40,234	—
Ermenegildo Zegna N.V.	Fixed	4.00%	February 2024	15,123	—
Ermenegildo Zegna N.V.	Variable	Euribor 1m + 0.05%	February 2024	19,592	—
Ermenegildo Zegna N.V.	Fixed	4.05%	March 2024	35,122	—
Ermenegildo Zegna N.V.	Fixed	4.05%	March 2024	15,052	—
Lanificio Ermenegildo Zegna e Figli S.p.A.	Fixed	1.35%	June 2024	109	31
Tom Ford Distribution S.r.l.	Fixed	1.57%	October 2026	124	232
Tom Ford Distribution S.r.l.	Variable	Euribor 3m + 0.80%	September 2024	384	—
Tom Ford Distribution S.r.l.	Fixed	2.20%	June 2026	143	220
Tom Ford Distribution S.r.l.	Variable	Euribor 3m + 1.48%	November 2026	199	408
Tom Ford Distribution S.r.l.	Variable	Euribor 3m + 1.48%	November 2026	399	815
Tom Ford Distribution S.r.l.	Fixed	1.60%	January 2027	101	217
Tom Ford Distribution S.r.l.	Fixed	2.02%	November 2026	124	255
Tom Ford Distribution S.r.l.	Variable	IRS + 3.09%	September 2027	716	2,035
Tom Ford Distribution S.r.l.	Variable	Euribor 1m + 0.45%	January 2024	1,000	—
Pelletteria Tizeta S.r.l.	Variable	Euribor 6m + 1.65%	September 2026	195	368
Pelletteria Tizeta S.r.l.	Fixed	2.02%	October 2026	99	204
Pelletteria Tizeta S.r.l.	Fixed	1.58%	July 2026	124	201
Pelletteria Tizeta S.r.l.	Fixed	1.63%	August 2026	122	207
Pelletteria Tizeta S.r.l.	Variable	IRS + 1.39%	December 2025	591	595
Other borrowings	Fixed	0.05% - 0.49%	Up to 2029	191	10
Total				289,337	113,285
of which fixed				70,413	47,611
of which variable				218,924	65,674

				At December 31, 2022
Borrower	Interest rate	Interest rate terms	Expiry date	of which current portion	of which non-current portion
				(€ thousands)
Ermenegildo Zegna N.V.	Variable	IRS + 1.48%	January 2023	20,099	—
Ermenegildo Zegna N.V.	Variable	IRS + 0.80%	February 2023	20,000	—
Ermenegildo Zegna N.V.	Fixed	0.77%	March 2023	15,000	—
Ermenegildo Zegna N.V.	Fixed	0.49%	April 2023	50,042	—
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.75%	May 2023	45,139	—
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.86%	June 2023	6,250	—
Ermenegildo Zegna N.V.	Variable	IRS + 1.05%	August 2023	40,168	—
Ermenegildo Zegna N.V.	Variable	IRS + 0.78%	November 2023	60,139	—
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.78%	November 2023	5,000	—
Ermenegildo Zegna N.V.	Fixed	1.22%	November 2023	20,000	—
Ermenegildo Zegna N.V.	Variable	IRS + 0.81%	April 2024	409	79,986
Lanificio Ermenegildo Zegna e Figli S.p.A.	Fixed	1.35%	June 2024	194	195
Ermenegildo Zegna N.V.	Variable	IRS + 0.60%	December 2024	200	49,951
Co.Ti Service S.A.	Fixed	0.75%	March 2025	—	20,000
Co.Ti Service S.A.	Fixed	0.75%	April 2025	—	10,000
Ermenegildo Zegna N.V.	Variable	Euribor 1m + 0.77%	May 2025	3,324	4,750
Ermenegildo Zegna N.V.	Fixed	0.73%	September 2028	33	19,973
Other borrowings	Fixed	0.05% - 0.49%	Up to 2029	178	25
Total				286,175	184,880
of which fixed				85,447	50,193
of which variable				200,728	134,687

At December 31, 2023, the Group has committed revolving lines amounting to an aggregate of €335 million with a maturity ranging between 5 to 7 years (€240 million at December 31, 2022 with a maturity of 7 years). A portion of the committed revolving lines (€190 million) have interest rates linked to the following two important Environment, Social and Governance (“ESG”) targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026; and (ii) 100% of the electricity is from renewable sources in Europe and the United States by 2024. The lines were drawn down for €40 million at December 31, 2023 (undrawn at December 31, 2022).

28. Other current and non-current financial liabilities
The following table provides a breakdown for other current and non-current financial liabilities:

	At December 31,
(€ thousands)	2023	2022
Written put options on non-controlling interests	136,466	178,766
of which Thom Browne option	116,456	155,551
of which Dondi option	20,010	23,215
Other	90	27
Other non-current financial liabilities	136,556	178,793
Written put options on non-controlling interests	22,102	—
of which Thom Browne option	22,102	—
Warrant liabilities	—	37,258
Other current financial liabilities	22,102	37,258
Total	158,658	216,051

Written put options on non-controlling interests

Thom Browne
The Group is party to an option agreement which provides Mr. Thom Browne a put option giving him the right to sell to the Group his remaining 10% interest in the Thom Browne Group not owned by the Group, in three tranches. The exercise price of the option is established as the EBITDA of the Thom Browne Group recorded in 2023, 2028 and 2030, multiplied by a given multiple (“TB Exercise Formula”). The financial liability arising from the obligation of the Group to purchase the non-controlling interest in the Thom Browne Group is measured at the present value of the expected exercise amount, calculated through the TB Exercise Formula as per projections contained in the latest business plan, which cover the period from 2024 to 2026. The liability was initially recognized against equity for €162,066 thousand, which was related to the put option of the 15% interest, and is remeasured at each reporting date in profit or loss based on the latest available information. In June 2021, the Group purchased an additional 5% of the Thom Browne Group for a total consideration of €30,653 thousand, following which the Group owns 90% of the Thom Browne Group. The liability related to this written put option at December 31, 2023 amounted to €138,558 thousand, of which €22,102 thousand was classified as current (relating to the first tranche representing 2% of the non-controlling interests that is based on 2023 EBITDA of the Thom Browne Group) and €116,456 thousand was classified as non-current (relating to the second and third tranches representing 5% and 3% of the non-controlling interests that are based on 2028 and 2030 EBITDA of the Thom Browne Group, respectively (€155,551 thousand at December 31, 2022 relating to all three tranches).
Dondi
The Group is party to an option agreement which provides the Dondi family with a put option giving them the right to sell to the Group the Dondi family’s remaining 35% interest in Dondi not owned by the Group, in two tranches in 2029 and 2034. The exercise price of the option is established as the EBITDA of Dondi at the exercise date, less its net indebtedness, multiplied by a given multiple less a given discount (“Dondi Exercise Formula”). The financial liability arising from the obligation is measured at the present value of the expected exercise amount, calculated through the Dondi Exercise Formula as per projections contained in the approved Business Plan. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. The liability related to this written put option at December 31, 2023 amounted to €20,010 thousand and was classified as non-current (€23,215 thousand at December 31, 2022).
Warrant liabilities
On February 27, 2023, the Group completed the previously announced redemption of its outstanding public and private placement warrants to purchase ordinary shares of the Company that remained outstanding at 5:00 p.m. New York City time on February 27, 2023 (the “Redemption Date”), following which (i) 408,667 warrants were exercised by the warrant holders at an exercise price of $11.50 per ordinary share and the Group received total cash proceeds of $4.7 million in exchange for 408,667 newly issued ordinary shares, and (ii) 19,322,846 warrants were exercised by the warrant holders on a cashless basis in exchange for 0.277 ordinary shares of the Company per warrant, with the Company issuing an aggregate of 5,761,067 newly issued ordinary shares. As a result of these transactions, approximately 98% of the outstanding warrants were exercised, of which approximately 2% were exercised for cash and approximately 96% were exercised on a cashless basis. The remaining 385,123 warrants remained unexercised on the Redemption Date and were redeemed by the Company for cash at a redemption price of $0.10 per warrant in accordance with the terms of the related warrant agreements, for a total of $38.5 thousand.
Following the aforementioned transactions, there are no remaining public or private placement warrants outstanding. At December 31, 2022, 13,416,636 public warrants and 6,700,000 private warrants were outstanding. The warrants were assumed by the Company from Investindustrial Acquisition Corp. (IIAC) as part of the Business Combination completed in December 2021.

29. Lease liabilities
The following table provides a breakdown for lease liabilities.

(€ thousands)	2023	2022
At January 1,	443,507	438,052
Interest expense	17,030	9,882
Repayment of lease liabilities (including interest expense)	(142,762)	(124,321)
Business combinations	160,869	—
IFRS 16 lease amendment: lease renegotiation	—	(7,194)
Additions due to new leases and store renewals	142,005	140,875
Decrease of lease liabilities due to store closures	(14,750)	(21,726)
Translation differences	(12,174)	7,939
At December 31,	593,725	443,507
Of which:
Non-current	471,083	332,050
Current	122,642	111,457

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.
The following table summarizes the lease liabilities by maturity date:

(€ thousands)	At December 31,	Year 1	Year 2	Year 3	Year 4	Beyond
2023	593,725	122,642	102,631	82,248	68,876	217,328
2022	443,507	111,457	91,081	62,502	46,528	131,939
See Note 35 — Qualitative and quantitative information on financial risks—Liquidity risks for information relating to the contractual cash flows of the Group’s lease agreements.
30. Provisions for risks and charges
The provisions for risks and charges, which amount to €35,868 thousand in 2023 (€33,550 thousand in 2022), represent management’s best estimate of the amount of potential liabilities. In the Directors’ opinion, based on the information available to them, the total amount allocated for risks and charges at the reporting date is adequate in respect of the liabilities that could arise from the underlying circumstances.

The following tables show the movement of the provision for risks and charges in 2023 and 2022:

(€ thousands)	Legal and fiscal risks	Leased store restoration	Refund liability returns	Other provisions	Total provisions
At January 1, 2023	664	14,808	9,546	8,532	33,550
of which current	—	909	9,546	3,514	13,969
of which non-current	664	13,899	—	5,018	19,581
Provisions	390	2,782	8,373	—	11,545
Releases	(159)	(1,533)	(94)	(2,810)	(4,596)
Utilizations	(119)	(1,515)	(4,547)	(539)	(6,720)
Exchange differences	43	(966)	(282)	31	(1,174)
Business Combination	—	3,254	250	—	3,504
Reclassifications and other	(49)	(25)	(154)	(13)	(241)
At December 31, 2023	770	16,805	13,092	5,201	35,868
of which current	136	672	13,092	2,119	16,019
of which non-current	634	16,133	—	3,082	19,849
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
31. Employee benefits
The following table presents a breakdown of employee benefits.

	At December 31,
(€ thousands)	2023	2022
Italian leaving indemnities (TFR)	10,507	7,613
Other leaving indemnities	10,392	10,486
Post-employment benefits	7,247	5,675
Other long-term employee benefits	1,165	1,469
Termination benefits	334	311
Total defined benefit obligations	29,645	25,554
Other long-term payables to employees	—	26,030
Total employee benefits	29,645	51,584

Defined benefit obligations
The following table shows the changes in defined benefit obligations.

(€ thousands)	2023	2022
At January 1,	25,554	32,029
Changes through statement of profit and loss	5,236	3,280
- of which: Service cost	4,342	3,018
- of which: Financial charges	894	262
Changes through statement of comprehensive income and loss	(1,838)	(755)
- of which: Actuarial (gain)/loss	(1,376)	(1,220)
- of which: Translation differences	(462)	465
Benefits paid	(2,566)	(8,676)
Business Combination	3,259	—
Reclassifications and other	—	(324)
At December 31,	29,645	25,554
Italian leaving indemnities relate to the Italian employee severance indemnity (“TFR”) obligation required under Italian Law and other leaving indemnities primarily relate to leaving indemnities relating to the Group’s subsidiaries in Spain and China.
The following table summarizes the main financial assumptions used in determining the present value of the TFR and other leaving indemnities.

	At December 31, 2023			At December 31, 2022
	Italy	Spain	China	Italy	Spain	China
Discount rate	2.90% / 3.40%	3.00% / 3.30%	2.60%	3.60% / 3.80%	3.70% / 3.80%	2.80% / 2.90%
Inflation rate	2.00% / 3.00%	2.00%	1.50% / 9.00%	2.00% / 3.00%	1.00%	5.50% / 8.00%
Turn-over rate	1.00% / 10.00%	4.00% / 5.00%	2.00% / 4.50%	0.50% / 7.90%	2.50% / 4.00%	3.50% / 5.50%
In determining the defined benefit obligations of the Group’s Italian companies, the Group used the Italian National Institute of Statistics (“ISTAT”) benchmark for the estimated mortality rates in Italy, broken down by age and gender, while for defined benefit obligations of the Group’s non-Italian companies, the Group used the standard mortality rate benchmark for each individual country, broken down by age and gender. Estimated annual staff turnover rates have been calculated based on the individual companies’ data.
The following table presents a quantitative sensitivity analysis for the main assumptions relating to the Group’s main employee benefit obligations and service costs.

	At December 31, 2023				At December 31, 2022
	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
(€ thousands)	Employee benefit obligations		Service costs		Employee benefit obligations		Service costs
Discount rate	(797)	854	(107)	116	(720)	770	(109)	60
Inflation rate	728	(689)	113	(105)	680	(645)	61	(111)
Turn-over rate	2,209	(3,292)	381	(570)	2,511	(3,708)	372	(582)
The average duration of the defined benefit obligations for the Italian TFR at the end of the reporting period was 8.7 years (2022: 7.8 years), for leaving indemnities in China was 9.9 years (2022: 10.5 years) and for leaving indemnities in Spain was 9.7 years (2022: 8.2 years).
Post-employment benefits at December 31, 2023 and 2022 primarily relate to the Group’s CEO.

Other long-term payables to employees
Other long-term payables at December 31, 2022 include €24,855 thousand related to bonuses earned by Senior Management Team which were expected to be paid in 2024 in accordance with the related contractual terms, which was classified as due to employees within other current liabilities at December 31, 2023.
In 2023, the Group modified the contractual terms of the agreement in order to entitle Senior Management Team to settle a portion of the bonus in ordinary shares equal to a value of $7,500 thousand in 2024. As a result, the compensation that will be settled in ordinary shares is accounted for as equity-settled share-based compensation and measured at the fair value of the related compensation, with an offsetting increase to equity of €6,562 thousand.

32. Trade payables and customer advances
The following table provides a breakdown for trade payables and customer advances:

	At December 31,
(€ thousands)	2023	2022
Trade payables	261,099	220,789
Customer advances	53,038	50,147
Total trade payables including customer advances	314,137	270,936
33. Other current and non-current liabilities
The following table provides a breakdown for other current and non-current liabilities:

	At December 31,
(€ thousands)	2023	2022
Due to employees	90,864	44,705
VAT and other taxes	25,100	15,102
Accrued expenses	28,512	23,162
Social security institutions	21,260	11,660
Deferred income	9,790	7,650
Other current liabilities	29,487	16,549
Total other current liabilities	205,013	118,828
Other non-current liabilities	9,689	—
Total other non-current liabilities	9,689	—
Amounts due to employees include deferred compensation, accrued and untaken leave and related social contributions. At December 31, 2023, €43,034 thousand related to bonuses earned by key management that are expected to be paid in 2024 are also included in the amounts due to employees.
Accrued expenses primarily include payroll accruals and rental expenses.
At December 31, 2023, other current and non-current liabilities include deferred consideration related to the acquisition of the Thom Browne business in South Korea in 2023 of €18,991 thousand, of which €9,302 thousand is expected to be paid in 2024 and was classified as current and €9,689 thousand is expected to be paid in 2025 and was classified as non-current. For additional information see Note 39 — Business combinations.
Other current liabilities also include the Company’s Board of Directors for board fees, liabilities relating to customs and vouchers and other sundry amounts as well as, for 2022 only, the remaining 50% of the contingent consideration for the acquisition of Tessitura Ubertino subject to the company achieving certain predetermined operating performance targets for the year 2022. As a result of the operating performance targets achieved in 2022, the remaining 50% portion of the earn-out payment, amounting to €585 thousand was paid in cash in 2023.

34. Fair value measurement
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
For units in investment funds sensitivity has not been calculated as the valuation is made on the basis of the latest available net asset value (NAV).
Categories of financial assets and liabilities according to IFRS 7
The following tables provide a breakdown for financial assets by category at December 31, 2023:

	At December 31, 2023
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	11,110	—	11,110	21	—	11,110	—
Cash and cash equivalents	—	—	296,279	296,279	24	—	296,279	—
Trade receivables	—	—	240,457	240,457	20	—	240,457	—
Other non-current financial assets	4,421	—	29,477	33,898	18	—	30,133	3,765
Other current financial assets	56,880	28,440	5,597	90,917	22	29,581	7,970	53,366
Total Financial assets	61,301	39,550	571,810	672,661		29,581	585,949	57,131

The following table provides an additional breakdown for other current financial assets at December 31, 2023:

	At December 31, 2023
	Financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Private equity	22,399	—	—	22,399	—	—	22,399
Money market funds and floating income	2,093	16,692	—	18,785	16,692	2,093	—
Real estate funds	12,146	—	—	12,146	—	—	12,146
Fixed income	—	11,748	—	11,748	11,748	—	—
Private debt	10,106	—	—	10,106	—	280	9,826
Hedge funds	8,995	—	—	8,995	—	—	8,995
Guarantee deposits	—	—	5,431	5,431	—	5,431	—
Equity	1,141	—	—	1,141	1,141	—	—
Financial receivables	—	—	166	166	—	166	—
Total other current financial assets	56,880	28,440	5,597	90,917	29,581	7,970	53,366

The following table presents the changes in level 3 items for the years ended December 31, 2023 and 2022:

(€ thousands)	Fair value Level 3
	2023	2022
At January 1	215,727	201,290
Investments	10,140	21,343
Disposals	(169,645)	(12,529)
Fair value adjustments	1,647	4,355
Realized gains	(49)	254
Exchange rate gains	(689)	1,014
At December 31	57,131	215,727
The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available NAV.

	At December 31, 2022
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	22,454	—	22,454	21	—	22,454	—
Cash and cash equivalents	—	—	254,321	254,321	24	—	254,321	—
Trade receivables	—	—	177,213	177,213	20	—	177,213	—
Other non-current financial assets	3,958	—	32,282	36,240	18	—	32,861	3,379
Other current financial assets	289,743	26,852	4,299	320,894	22	30,076	78,470	212,348
Total Financial assets	293,701	49,306	468,115	811,122		30,076	565,319	215,727

The following table provides an additional breakdown for other current financial assets at December 31, 2022:

	At December 31, 2022
	Financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Insurance contracts (*)	114,975	—	—	114,975	—	—	114,975
Fixed income	64,017	9,110	—	73,127	9,110	47,114	16,903
Hedge funds	46,761	—	—	46,761	—	10,116	36,645
Real estate funds	12,129	—	—	12,129	—	—	12,129
Equity	14,592	—	—	14,592	497	14,095	—
Money market funds and floating income	2,587	17,742	—	20,329	17,742	2,587	—
Private equity	18,311	—	—	18,311	—	—	18,311
Private debt	13,644	—	—	13,644	—	259	13,385
Commodities	2,727	—	—	2,727	2,727	—	—
Guarantee deposits and others	—	—	2,075	2,075	—	2,075	—
Financial receivables	—	—	2,224	2,224	—	2,224	—
Total other current financial assets	289,743	26,852	4,299	320,894	30,076	78,470	212,348
_________________
*A sensitivity analysis was performed at December 31, 2022 on the fair value of the Group’s insurance contracts (recorded within other current financial assets), with the support of an external actuarial expert, using the discounted cash flow method. The main assumptions used to perform the sensitivities are: (i) the vector of prospective returns is calculated from the last certified management rate (known at the valuation date) assuming a trend to the market forward rate, consistent with the current Italian government curve; (ii) the target duration has been assumed to be 5 years; (iii) the prospective investment returns are netted against the management fees; (iv) the cash flow projection was made in line with the underlying contractual conditions; (v) a probability of surrender has been assumed, based on market data and depending on the type of insurance contract considered, ranging from 5.61% to 8.31%. Based on the analysis performed, no significant differences from fair value were noted.

The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available NAV.

The following tables provide a breakdown for financial liabilities by category:

	At December 31, 2023
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	897	—	897	21	—	897	—
Non-current borrowings	—	—	113,285	113,285	27	—	113,285	—
Current borrowings	—	—	289,337	289,337	27	—	289,337	—
Other non-current financial liabilities	136,466	—	90	136,556	28	—	136,466	90
Other current financial liabilities	22,102	—	—	22,102	28	—	22,102	—
Trade payables and customer advances	—	—	314,137	314,137	32	—	314,137	—
Lease liabilities – Current / Non-current	—	—	593,725	593,725	29	—	—	593,725
Financial liabilities	158,568	897	1,310,574	1,470,039		—	876,224	593,815

	At December 31, 2022
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	2,362	—	2,362	21	—	2,362	—
Non-current borrowings	—	—	184,880	184,880	27	—	184,880	—
Current borrowings	—	—	286,175	286,175	27	—	286,175	—
Other non-current financial liabilities	178,766	—	27	178,793	28	—	178,766	27
Other current financial liabilities	37,258	—	—	37,258	28		37,258	—
Trade payables and customer advances	—	—	270,936	270,936	32	—	270,936	—
Lease liabilities – Current / Non-current	—	—	443,507	443,507	29	—	—	443,507
Financial liabilities	216,024	2,362	1,185,525	1,403,911		—	960,377	443,534

35. Qualitative and quantitative information on financial risks
The Group is exposed to several financial risks connected with its operations:
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
Foreign currency risk
The Group operates in numerous markets worldwide and is exposed to market risks stemming from fluctuations in currency exchange rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of the Group’s sourcing and manufacturing activities from those in its commercial activities, as a result of which its cash flows from sales are denominated in currencies different from those related to purchases or production activities. In particular, the Group incurs a large portion of its capital and operating expenses in Euro (which is the Group’s functional and presentation currency) while it receives the majority of its revenues in currencies other than Euro (mainly in Chinese Renminbi, U.S. Dollars, Japanese Yen, United Arab Emirates Dirham and British Pound). Risk management is mainly centralized at the Group’s distribution companies. Goods transferred for consideration to associates are settled directly in the currency of the country where they operate and sell (with the exception of countries where local currency cannot be delivered outside the country). This creates the risk that the corresponding value in Euro of revenues at the moment of collection is insufficient to cover production costs or to achieve the desired profit margin. This risk is heightened during the period between the moment when the sale prices of a collection are set and the moment when revenues are converted into Euro, which may extend up to 18 months. For the Zegna and the Tom Ford Fashion segments, the Group manages risks associated with fluctuations in currency through financial hedging instruments, mainly forward contracts for the sale of foreign currencies, in order to establish the conversion rate in advance, or a predefined range of conversion rates at future dates. The Group continues to implement similar policies also for the Thom Browne segment, which has become more exposed to currency impact as it expands into international markets. For the years ended December 31, 2023, 2022 and 2021 the Zegna segment covered its exchange rate risk almost exclusively with currency forward exchange contracts. To this end, before the preparation of the price list and based on market expectations and conditions, the Group arranges hedges that cannot exceed 50% - 60% of forecast sales in foreign currencies. In the period following the preparation of the price list, the total outstanding hedge is adjusted on the basis of market conditions and of the orders effectively managed and entered into production.
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

	At December 31, 2023			At December 31, 2022
(€ thousands, except basis points)	Trade receivables and trade payables	+500 bps	-500 bps	Trade receivables and trade payables	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	145,836	(6,945)	7,676	59,523	(2,834)	3,133
JPY	22,735	(1,083)	1,197	17,055	(812)	898
CNY	113,962	(5,427)	5,998	43,398	(2,067)	2,284
HKD	24,843	(1,183)	1,308	19,139	(911)	1,007
GBP	16,283	(775)	857	(2,227)	106	(117)
SGD	7,965	(379)	419	9,496	(452)	500
CHF	(25,940)	1,235	(1,365)	(9,285)	442	(489)
KRW	23,753	(1,131)	1,250	n.a.	n.a.	n.a.
Total	329,437	(15,688)	17,340	137,099	(6,528)	7,216

The following table presents the potential impact on profit before tax of a hypothetical change of +/- 500 bps in year-end exchange-rates, applied to the Group’s hedged positions on the main currencies to which the Group is exposed.

	At December 31, 2023			At December 31, 2022
(€ thousands, except basis points)	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	117,479	5,594	(6,183)	53,320	2,539	(2,806)
JPY	21,116	1,006	(1,111)	15,979	761	(841)
CNY	96,021	4,572	(5,054)	42,817	2,039	(2,254)
GBP	12,233	583	(644)	(816)	(39)	43
HKD	17,422	830	(917)	19,940	950	(1,049)
CHF	—	—	—	—	—	—
SGD	7,525	358	(396)	9,463	451	(498)
KRW	11,999	571	(632)	n.a.	n.a.	n.a.
Total	283,795	13,514	(14,937)	140,703	6,701	(7,405)
The following table presents the potential change in equity gross of tax of a hypothetical change of +/- 500 bps in year-end exchange-rates, applied to the Group’s foreign currency hedging instruments on highly probable transactions.

	At December 31, 2023			At December 31, 2022
(€ thousands, except basis points)	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on hedge reserve			Impact on hedge reserve
USD	75,308	3,586	(3,964)	61,821	2,944	(3,254)
CHF	—	—	—	(8,272)	(394)	435
JPY	9,181	437	(483)	10,433	497	(549)
HKD	11,531	549	(607)	6,153	293	(324)
GBP	20,924	996	(1,101)	8,280	394	(436)
CNY	88,176	4,199	(4,641)	48,918	2,329	(2,575)
SGD	4,709	224	(248)	5,206	248	(274)
KRW	—	—	—	n.a.	n.a.	n.a.
Total	209,829	9,991	(11,044)	132,539	6,311	(6,977)
The following table presents the potential impact on profit before tax of a hypothetical change of +/- 500 bps in the EUR/USD year-end exchange-rate, applied to the Thom Browne put option in U.S. Dollars on non-controlling interests (recorded within other non-current financial liabilities).

	At December 31, 2023			At December 31, 2022
(€ thousands, except basis points)	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	(116,456)	6,598	(7,293)	(155,551)	7,407	(8,187)
Total	(116,456)	6,598	(7,293)	(155,551)	7,407	(8,187)
Interest rate risk
Overall exposure to interest rate risk is monitored at the Group level through coordinated management of debt and available liquidity and of the relevant due dates. The Group’s principal sources of exposure to interest rate risk derive from loans and revolving credit lines at variable rates. At December 31, 2023, the notional value of interest rate swap derivatives to hedge the risk of a potential increase in the cost of servicing of financial debt due to fluctuations in market rates was €133,962 thousand (€320,000 thousand at December 31, 2022) with a positive fair value of €4,739 thousand (€9,379 thousand at December 31, 2022). The short-term portion of bank debt, used mainly to finance working capital needs, is not covered by interest rate hedges. The cost of bank debt is equal to Euribor for the period plus a spread that depends on the type of credit facility used.
For the year ended December 31, 2023 a hypothetical 20% increase in short-term interest rates on such floating rate non-current financial liabilities, with all other variables held constant, would have resulted in financial expenses, on an annual basis, of approximately €8,124 thousand (€2,273 thousand for the year ended December 31, 2022). For the year ended December 31, 2023 a hypothetical 20% decrease in short-term interest rates on such floating rate non-current financial liabilities, with all other variables held constant, would have resulted in financial expenses, on an annual basis, of approximately €5,774 thousand (€1,670 thousand for the year ended December 31, 2022).
The following table presents the sensitivity on floating rate borrowings not covered by interest rate swaps.

At December 31, 2023
Amount	Total interest rate (*)	Interest expense	-20%	Impact on profit before tax	+20%	Impact on profit before tax
(€ thousands, except percentages)
4,829	4.690%	226	3.910%	189	5.470%	264
20,000	4.560%	912	3.770%	754	5.360%	1,071
20,000	4.770%	954	3.970%	794	5.570%	1,114
40,000	4.900%	1,960	4.110%	1,645	5.680%	2,274
40,000	4.850%	1,940	4.040%	1,616	5.660%	2,264
19,500	3.910%	761	3.130%	611	4.680%	912
384	4.800%	18	4.000%	15	5.600%	22
608	5.480%	33	4.680%	28	6.280%	38
1,217	5.480%	67	4.680%	57	6.280%	76
1,000	4.450%	45	3.650%	37	5.250%	53
565	5.700%	32	4.890%	28	6.510%	37
148,103		6,949		5,774		8,124
_________________
*The overall rate indicated is compounded of the fixed spread plus the variable rate (+-20% is on the variable rate).

At December 31, 2022
Amount	Total interest rate (*)	Interest expense	-20%	Impact on profit before tax	+20%	Impact on profit before tax
(€ thousands, except percentages)
5,000	3.091%	155	2.629%	131	3.553%	178
6,250	3.620%	226	2.760%	173	3.928%	246
8,080	2.690%	217	2.304%	186	3.064%	248
45,000	3.090%	1,391	2.622%	1,180	3.558%	1,601
64,330		1,989		1,670		2,273
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

The following tables summarize the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities:

(€ thousands)	Within 1 year	Within 2 Years	Within 3 years	Beyond	Total contractual cash flows	Carrying amount at December 31, 2023
Derivative financial instruments	897	—	—	—	897	897
Trade payables and customer advances	314,137	—	—	—	314,137	314,137
Borrowings	294,537	88,235	20,123	8,705	411,600	402,622
Lease liabilities	142,283	119,128	95,035	320,141	676,587	593,725
Other current and non-current financial liabilities	22,102	—	—	136,556	158,658	158,658
Total	773,956	207,363	115,158	465,402	1,561,879	1,470,039

(€ thousands)	Within 1 year	Within 2 Years	Within 3 years	Beyond	Total contractual cash flows	Carrying amount at December 31, 2022
Derivative financial instruments	2,362	—	—	—	2,362	2,362
Trade payables and customer advances	270,936	—	—	—	270,936	270,936
Borrowings	290,470	139,257	36,536	16,650	482,913	471,055
Lease liabilities	119,287	97,148	66,812	193,368	476,615	443,507
Other current and non-current financial liabilities	37,258	23,632	—	155,161	216,051	216,051
Total	720,313	260,037	103,348	365,179	1,448,877	1,403,911

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

With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers, as well as through insurance agreements. The following table provides the aging of trade receivables:

(€ thousands)	Not yet due	0-120 days overdue	121-180 days overdue	>180 days overdue	Total
Trade receivables, gross	189,324	46,078	6,907	4,829	247,138
Loss allowance	(418)	(1,387)	(1,262)	(3,614)	(6,681)
Total trade receivables at December 31, 2023	188,906	44,691	5,645	1,215	240,457
Trade receivables, gross	146,486	29,772	1,877	5,590	183,725
Loss allowance	(894)	(1,287)	(278)	(4,053)	(6,512)
Total trade receivables at December 31, 2022	145,592	28,485	1,599	1,537	177,213

36. Related party transactions
Pursuant to IAS 24 — Related Party Disclosures (“IAS 24”), the related parties of the Group are all entities and individuals, including their close family members, capable of exercising control, joint control or significant influence over the Group and its subsidiaries, including the Group’s controlling shareholder, Monterubello, as well as other companies owned by Monterubello and its shareholders. Related parties also include the Group’s associates and joint arrangements, members of the Group Board and executives with strategic responsibilities, as well as their families and entities controlled by them.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.
Transactions carried out by the Group with these related parties are primarily of a commercial and financial nature and are mainly relate to:
Transactions with associates
•Transactions with TFI and its subsidiaries (the “TFI Group”), prior to the completion of the TFI Acquisition related to:
◦a licensing agreement for the production and worldwide distribution of luxury men’s ready to wear and made to measure clothing, footwear and accessories under the TOM FORD brand (which ended with the deliveries of the Fall/Winter 2022 collection), as well as a supply agreement to act as exclusive supplier for certain TOM FORD menswear products starting with the Spring/Summer 2023 collection (for which the supply commenced in 2022);
◦financial loans to TFI that were settled during the period; and
◦a financial guarantee provided in 2020 by the Group to TFI (which at the time was an associate of the Group) for an amount of $7,500 thousand in relation to its payment obligations under a bank loan issued to TFI. Such guarantee was subsequently reduced to $6,875 thousand in 2022 and terminated in 2023 as part of the transactions contemplated by the TFI Acquisition. No amounts were claimed under the guarantee.
•The purchase of raw materials, in particular carded yarns from Filati Biagioli Modesto.
•The purchase of finished products from Norda Run Inc. and Luigi Fedeli e Figlio S.r.l..
Transactions with Monterubello and companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team
•The purchase of raw materials, in particular of wool, from Gruppo Schneider S.p.A. and its subsidiaries (the “Schneider Group”).
•The purchase of industrial services, in particular of fabrics’ finishing, from Finissaggio e Tintoria Ferraris S.p.A.
•The purchase of industrial services from Pettinatura di Verrone S.r.l.
•Transactions with PKB Bank AG relating to an interest-bearing loan amounting to €5,000 thousand which was fully repaid in the first half of 2022.
•The Disposition, which was completed in November 2021, of certain of its businesses, through the statutory demerger under Italian law to a new company owned by its existing shareholders. The Disposition included, inter alia, the Group’s real estate business, consisting of the Group’s former subsidiary EZ Real Estate, which directly and indirectly holds substantially all of the real estate assets formerly owned by the Group, as well as certain properties previously owned by Lanificio.
•Following the Disposition, the rental of properties from EZ Real Estate or its subsidiaries under lease agreements.

•Following the Disposition, the Group receives licensing, marketing and other sustainability-related services from Oasi Zegna.
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
•Put contracts entered into as part of the Group’s investments in the Thom Browne Group and Lanificio whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling interests in the Thom Browne Group and Lanificio. In July 2021, the Group purchased the additional 10% of Lanificio for a total consideration of €9,600 thousand, following which the Group owns 100% of Lanificio. In June 2021, the Group purchased an additional 5% of the Thom Browne Group for a total consideration of €30,653 thousand, following which the Group owns 90% of the Thom Browne Group. For additional information relating to the Thom Browne put contract see Note 28 — Other current and non-current financial liabilities.
Transactions with other related parties connected to directors and shareholders, including in connection with the Business Combination in 2021
•Transactions with UBS Group AG and its subsidiaries (together referred to as the “UBS Group AG”) for borrowings, revolving credit lines and financial assets the Group holds (mainly cash and cash equivalents and other securities), as well as derivative contracts in the course of the Group’s risk management activities. UBS Group AG also provides certain financial guarantees to third parties on behalf of the Group. Following Mr. Sergio Ermotti's appointment as Group Chief Executive Officer of UBS Group AG effective April 5, 2023, UBS Group AG and its subsidiaries qualify as related parties of the Group.
In connection with the closing of the Business Combination and the public listing of the Company (as further described in the Note 1 — General information), the Company entered into various transactions with Monterubello and other shareholders and related parties, including the following:
•The repurchase by the Company of 54,600,000 of its own shares from Monterubello for total consideration of €455,000 thousand.
•The reimbursement to the Company by Monterubello of a special gift to all employees of the Group for an amount of €10,923 thousand.
•The issuance of 800,000 private warrants to certain Non-Executive Directors, for which the Group recognized personnel costs of €1,236 thousand and an offsetting increase to other reserves within equity for the year ended December 31, 2021. As a result of a warrant redemption completed on February 27, 2023, there are no remaining private warrants outstanding. For additional information see Note 28 — Other current and non-current financial liabilities.
•The grant of equity-settled share-based payments to key management. For additional information see Note 37 — Share-based payments.
•In connection with the Business Combination, certain of the Company’s related parties (including certain directors and officers and affiliates of Monterubello) entered into PIPE Subscription Agreements with the Company pursuant to which they subscribed for ordinary shares at the closing of the Business Combination. The amount of each such subscription was immaterial. Under the terms of the PIPE Subscription Agreements, such related parties are entitled to certain registration rights in respect of their ordinary shares. In addition, at the Closing of the Business

Combination, the Company entered into certain agreements with related parties, including the Shareholders Agreement, the Zegna Shareholders Lock-Up Agreement, the IIAC Sponsor Lock-Up Agreement and the Registration Rights Agreement. Such agreements are filed as exhibits to this annual report on Form 20-F.

The following table summarizes transactions with related parties for the years ended December 31, 2023, 2022 and 2021.

	For the year ended December 31,
	2023						2022						2021
(€ thousands)	Revenues	Cost of sales	Selling, general and administrative expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange gains/(losses)	Revenues	Cost of sales	Selling, general and administrative expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange gains/(losses)	Revenues	Cost of sales	Selling, general and administrative expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange gains/(losses)
Associates
TFI Group(1)(2)	3,233	288	740	—	(7)	—	35,525	—	6,396	—	136	—	23,047	—	7,730	—	596	—
Filati Biagioli Modesto S.p.A.	5	4,782	141	—	96	—	—	3,304	61	—	—	—	49	177	—	—	—	—
Norda Run Inc.	—	2,072	122	—	—	(14)	—	—	—	—	—	—	—	—	—	—	—	—
Pelletteria Tizeta S.r.l.(1)	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—
Luigi Fedeli e Figlio S.r.l.	86	85	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total associates	3,324	7,227	1,003	—	89	(14)	35,526	3,304	6,457	—	136	—	23,096	177	7,730	—	596	—
Companies controlled by Monterubello or its shareholders, the Company's directors or Senior Management Team
EZ Real Estate(3)	4	2,580	4,100	2,072	(545)	—	8	2,545	3,638	—	(490)	—	58	830	1,659	84	—	—
Schneider Group	25	14,209	14	—		—	23	14,785	52	—	—	—	20	5,623	—	—	—	—
Alan Real Estate S.A.(3)	—	1,650	3,100	—	(310)	(8)		1,692	1,415	—	(13)	—	—	274	520	—	—	—
Agnona S.r.l.	64	35	210	32	(1)	(1)	195	262	81	—	—	—	373	—	5,665	—	—	—
61 West 23rd Street LLC(3)	—	—	—	—	—	—	—	—	(16)	—	—	—	—	—	(14)	—	—	—
Other companies controlled by Monterubello or its shareholders, the Company's directors or Senior Management Team(4)	195	5,827	614	6	3	—	1	6,086	33	—	(8)	—	9	491	—	—	(40)	—
Other related parties connected to directors and shareholders
UBS Group AG	—	—	3,108	—	(1,522)	350	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	3,038	—	—	—	—	—	2,563	—	—	—	—	—	1,284	—	(20,675)	—
Total transactions with related parties	3,612	31,528	15,187	2,110	(2,286)	327	35,753	28,674	14,223	—	(375)	—	23,556	7,395	16,844	84	(20,119)	—
Total for the Group	1,904,549	680,235	901,364	114,802	(30,839)	(5,262)	1,492,840	564,832	695,084	85,147	(41,026)	(7,869)	1,292,402	495,702	822,897	67,831	2,066	(7,791)
_________________
(1)Following the TFI Acquisition completed on April 28, 2023, TFI Group and Pelletteria Tizeta S.r.l. are controlled by the Group and are no longer related parties.
(2)Costs with TFI Group include royalties amounting to €181 thousand for the year ended December 31, 2023 (€3,956 thousand and €4,081 thousand for the year ended December 31, 2022 and 2021, respectively).
(3)Entities disposed of as part of the disposition in November 2021 of certain businesses that were previously part of the Group.
(4)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A., PKB Privatbank AG and Pettinatura di Verrone S.r.l.

The following table summarizes assets and liabilities with related parties at December 31, 2023 and 2022.

	At December 31, 2023				At December 31, 2022
(€ thousands)	Non-current assets	Current assets	Non-current liabilities	Current liabilities	Non-current assets	Current assets	Non-current liabilities	Current liabilities
Associates
TFI Group(1)	—	—	—	—	—	11,808	—	366
Filati Biagioli Modesto S.p.A.	—	598	—	927	—	2,200	—	2,830
Norda Run Inc.	—	—	—	2	—	—	—	—
Pelletteria Tizeta S.r.l.(1)	—	—	—	—	—	1	—	—
Luigi Fedeli e Figlio S.r.l.	—	3	—	—	—	—	—	—
Total associates	—	601	—	929	—	14,009	—	3,196
Monterubello and Companies controlled by Monterubello or its shareholders, the Company's directors or Senior Management Team
Monterubello	—	—	—	—	—		—	—
Agnona S.r.l.	—	55	—	56	—	32	—	67
Schneider Group	—	—	—	4,176	—	4	—	4,102
EZ Real Estate (2)	43,215	82	37,320	8,503	41,671	69	35,776	6,476
61 West 23rd Street LLC(2)	—	—	—	—	—	24	—	—
Alan Real Estate S.A.(2)	37,154	—	33,245	5,291	9,875	—	7,565	2,471
Other companies controlled by Monterubello or its shareholders, the Company's directors or Senior Management Team(3)	406	188	—	2,144	—	240	—	2,204
Other related parties connected to directors and shareholders
UBS Group AG	—	43,202	20,000	3,017	—	—	—	—
Other	—	—	—	530	—	—	—	384
Total transactions with related parties	80,775	44,128	90,565	24,646	51,546	14,378	43,341	18,900
Total for the Group	1,479,375	1,287,636	853,992	1,012,123	1,141,070	1,285,657	827,422	866,984
_________________
(1)Following the TFI Acquisition completed on April 28, 2023, TFI Group and Pelletteria Tizeta S.r.l. are controlled by the Group and are no longer related parties.
(2)Entities disposed of as part of the disposition in November 2021 of certain businesses that were previously part of the Group.
(3)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A., PKB Privatbank AG, Achill Station Pty Ltd., and Pettinatura di Verrone S.r.l.

The following table summarizes remuneration of and outstanding balances with the directors of the Group and key executives with strategic responsibilities:

	Key Management Personnel					Outstanding Balance
(Euro thousands)	Short-term employee benefits(1)	Post- employment benefits	Other long-term benefits	Share-based payments	Financial income	Employee benefits	Other current and non-current financial liabilities(2)	Other current liabilities	Non-current financial assets
2023	17,516	3,047	9,110	14,251	—	4,346	138,558	43,034	—
2022	17,337	1,015	13,623	9,358	(24)	28,648	156,782	6,861	2,240
2021	16,853	4,012	8,702	14,012	—	12,865	135,726	7,990	2,219
__________________
(1)Includes corporate bodies fees, consultancy fees and personnel compensation.
(2)Primarily relates to liabilities on put contracts entered into as part of the Group’s investments in Thom Browne and Lanificio (in 2021).

37. Share-based payments

The Group has several equity incentive arrangements under which share-based payments have been awarded to the Chief Executive Officer (“CEO”), other members of the Senior Management Team and certain other employees of the Group. The equity incentives primarily consist of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one of the Company ordinary share, and are further described below.
2023 Restricted Stock Units Plan

In October 2023, the Company granted 170,000 RSUs to Senior Management Team (the “2023 RSUs Plan”), of which:
•80,000 RSUs vest in two equal installments on April 10, 2024 and December 10, 2024, in connection with the achievement of the service condition through the vesting periods, and
•90,000 RSUs vest in three equal installments on December 10, 2024, December 10, 2025, and December 10, 2026, in connection with the achievement of the service condition through the vesting periods.

For the year ended December 31, 2023, the Group recognized €499 thousand as share-based compensation expense and an offsetting increase to other reserves within equity in relation to the 2023 RSUs Plan. At December 31, 2023, unrecognized compensation expense relating to the 2023 RSUs Plan amounted to €1,680 thousand and is expected to be recognized over the remaining vesting periods.
The following table summarizes the fair value for accounting purposes at grant dates and the key assumptions used in the valuation:

2023 RSUs
Fair value	€12.64 - €12.95

Grant date share price	€12.95
Dividend yield	0.801%
Risk-free rate	4.93% - 5.46%
The following table summarizes the changes in the number of the outstanding number awards under the 2023 Restricted Stock Units Plan, all of which were unvested:

2023 RSUs
Outstanding at December 31, 2022	—
Granted	170,000
Outstanding at December 31, 2023	170,000

Long-Term Incentive Awards 2022-2025
In 2022, the Company granted the following equity-settled share-based payments to Senior Management Team (excluding the CEO) and certain other employees of the Group:
(i)A target number of 1,461,950 PSUs (the “2022-2024 PSUs”) that vest in 2025 based on the achievement of defined targets related to the Adjusted EBIT and the change in the adjusted net financial indebtedness/(cash surplus) compared to the previous year for the performance periods 2022, 2023 and 2024, and the recipient’s continued service to the Group at the date of vesting. Each of the performance targets will be settled independently of the other target and the total number of shares to be assigned upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period. In case of over- or underachievement of the targets and/or the multiplier, the number of awards that vest will be adjusted according to predefined parameters. For the year ended December 31, 2023, the Group recognized €4,062 thousand as share-based compensation expense and an offsetting increase to other reserves within equity in relation to the 2022-2024 PSUs (€2,816 thousand for the year ended December 31, 2022). At December 31, 2023 unrecognized compensation expense relating to the 2022-2024 PSUs amounted to €4,408 thousand and is expected to be recognized over the remaining vesting period through 2024.
(ii)Up to a maximum of 626,550 RSUs (the “2022-2025 RSUs”) that vest in 2026 based on the recipient’s continued service with the Group. For the year ended December 31, 2023, the Group recognized €1,456 thousand as share-based compensation expense and an offsetting increase to other reserves within equity in relation to the 2022-2025 RSUs (€1,046 thousand for the year ended December 31, 2022). At December 31, 2023, unrecognized compensation expense relating to the 2022-2025 RSUs amounted to €3,123 thousand and is expected to be recognized over the remaining vesting period through 2025.
The fair value of the 2022-2024 PSUs and the 2022-2025 RSUs for accounting purposes was measured at the grant dates using a Monte Carlo Simulation model. The following table summarizes the fair value for accounting purposes at grant dates and the key assumptions used in the valuation:

	2022-2024 PSUs	2022-2025 RSUs
Fair value	€8.68 - €11.52	€8.62 - €11.40

Grant date share price	€9.71 - €12.68
Expected volatility based on the historical and implied volatility of a group of comparable companies	35.0% - 37.5%
Dividend yield	0.90% - 1.24%
Risk-free rate	1.96% - 4.86%	2.07% - 4.05%
The following table summarizes the changes in the number of the outstanding number awards under the Long-Term Incentive Awards 2022-2025, all of which were unvested:

	2022-2024 PSUs	2022-2025 RSUs	Total Awards
Outstanding at December 31, 2021	—	—	—
Granted	1,461,950	626,550	2,088,500
Forfeited	(95,900)	(41,100)	(137,000)
Outstanding at December 31, 2022	1,366,050	585,450	1,951,500
Granted	114,800	49,200	164,000
Outstanding at December 31, 2023	1,480,850	634,650	2,115,500

CEO equity-settled share-based payments
In February 2021 and as amended in July 2021 and August 2022, the Company granted the following equity-settled share-based payments to the CEO:

(i)Up to a maximum of 2,520,000 PSUs (the “CEO 2022-2024 PSUs”) that vest in three tranches in 2023, 2024 and 2025 according to the achievement of defined targets based on the Group’s Adjusted EBIT and the change in the adjusted net financial indebtedness/(cash surplus) (as defined in the related agreement) compared to the previous year for the performance periods 2022, 2023 and 2024, and the CEO’s continued service to the Group at the date of vesting. Each of the performance targets will be settled independently of the other target and the total number of shares to be assigned upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain ESG indicators over the performance period. For the year ended December 31, 2023, the Group recognized €4,266 thousand as share-based compensation expense and an offsetting increase to other reserves within equity in relation to the CEO 2022-2024 PSUs (€6,789 thousand and €6,138 thousand for the years ended December 31, 2022 and 2021, respectively). At December 31, 2023, unrecognized compensation expense relating to the CEO 2022-2024 PSUs amounted to €1,842 thousand and is expected to be recognized over the remaining vesting periods through 2024 (€6,108 thousand at December 31, 2022). The fair value of the CEO 2022-2024 PSUs for accounting purposes was €7.43 to €9.13 per PSU and was measured at the grant dates using a Monte Carlo Simulation model. Key assumptions used in the valuation include the following: (i) grant date share price:

€7.43 per share to €9.13 per share (ii) expected volatility: 30%-40% based on the historical and implied volatility of a group of comparable companies, (iii) risk free rate: 0%. On April 5, 2023, the Board of Directors determined the level of achievement of the performance conditions applicable to the awards under the CEO 2022-2024 LTIP in relation to the 2022 performance period. As a result of such determination, 588,000 ordinary shares vested and were delivered to the Chairman and CEO. At December 31, 2023 1,932,000 2022-2024 PSUs were outstanding and unvested.
(ii)The right to buy a maximum number of 15,832 shares of the Company (791,600 shares following the Share Split) for a purchase price of €186 per share (€3.72 per share following the Share Split) (the “CEO Stock Options”). In May 2021, the CEO exercised the option and purchased 15,832 shares of the Company (791,600 shares following the Share Split) for total consideration of €2,946 thousand. For the year ended December 31, 2021, the Company recognized €2,938 thousand as share-based compensation expense and an offsetting increase to other reserves within equity, representing the difference between the fair value of the shares sold and the consideration received.

(iii)The share purchase rights, under which the CEO is entitled to purchase ordinary shares of the Company at a rate based on a multiplier of EBIT, for a maximum amount corresponding to his base salary, net of personal income tax, plus short-term variable cash compensation for the previous year (the “CEO Remuneration in Shares”). The annual right vests each year and can be exercised directly by the CEO within 12 months after the end of each year. In June 2022, as a result of the exercise of the share purchase rights, 459,086 ordinary shares, which were previously held in treasury, were delivered to the CEO for an aggregate purchase price of €3,390 thousand. In June 2023, as a result of the exercise of the share purchase rights, 468,450 ordinary shares, which were previously held in treasury, were delivered to the CEO for an aggregate purchase price of €3,654 thousand.

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

For the year ended December 31, 2023, the Group recognized €840 thousand as share-based compensation expense in relation to the CEO IPO PSUs and an offsetting increase to other reserves in equity (€840 thousand and €2,047 thousand for the years ended December 31, 2022 and 2021, respectively). The fair value of the CEO IPO PSUs for accounting purposes was €5.77 to €6.93 per PSU and was measured at the grant date using a Monte Carlo Simulation model. Key assumptions used in the valuation include the following: (i) grant date share price: $10.48 (ii) expected volatility: 30% based on the historical and implied volatility of a group of comparable companies, (iii) risk free rate: 0.73%. On April 5, 2023, the Board of Directors verified the achievement of the vesting conditions applicable to the first tranche of awards under the IPO Performance Bonus plan conditioned upon the completion of the public listing of the Company’s shares by December 31, 2021 and the attainment of predefined targets relating to the Company’s share price. The Board of Directors determined that the conditions were satisfied and as a result, 240,000 CEO IPO PSUs vest and the same number of ordinary shares held in treasury were delivered to the CEO in the second quarter of 2023. At December 31, 2023 360,000 CEO IPO PSUs vested as a result of the achievement of the vesting conditions applicable to the second tranche of the awards under the IPO Performance Bonus plan conditioned upon the completion of the public listing of the Company’s shares by December 31, 2021, the attainment of predefined targets relating to the Company’s share price and the recipient’s continued employment with the Company from the award grant date until December 31, 2023. The same number of ordinary shares held in treasury will be delivered to the CEO in due course.
Management IPO equity-settled share-based payments

In December 2021, the Company granted 900,000 PSUs to the directors of the Group (excluding the CEO), key executives with strategic responsibilities and other employees of the Group (the “Management IPO PSUs”), of which:

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

For the year ended December 31, 2023, the Group recognized €1,300 thousand as share-based compensation expense in relation to the Management IPO PSUs (€1,297 thousand and €3,349 thousand for the years ended December 31, 2022 and 2021, respectively). The fair value of the Management IPO PSUs for accounting purposes was €6.18 to €7.35 per PSU and was measured at the grant dates using a Monte Carlo Simulation model. Key assumptions used in the valuation include the following: (i) grant date share price: $10.48 (ii) expected volatility: 30% based on the historical and implied volatility of a group of comparable companies, (iii) risk free rate: 0.73%.
The following table summarizes the changes in the number of the outstanding number awards under the Management IPO equity-settled share-based payments:

Management IPO PSUs
Outstanding at December 31, 2021	900,000
Forfeited	(20,000)
Outstanding at December 31, 2022	880,000
Vested	(880,000)
Outstanding at December 31, 2023	—

On April 5, 2023, the Board of Directors verified the achievement of the vesting conditions applicable to the first tranche of awards under the IPO Performance Bonus plan conditioned upon the completion of the public listing of the Company’s shares by December 31, 2021 and the attainment of predefined targets relating to the Company’s share price. The Board of Directors determined that the conditions were satisfied and as a result, 450,000 Management IPO PSUs vest and the same number of ordinary shares held in treasury were delivered to the directors of the Group (excluding the CEO), key executives with strategic responsibilities and other employees of the Group in the second quarter of 2023. At December 31, 2023 430,000 Management IPO PSUs vested as a result of the achievement of the vesting conditions applicable to the second tranche of the awards under the IPO Performance Bonus plan conditioned upon the completion of the public listing of the Company’s shares by December 31, 2021, the attainment of predefined targets relating to the Company’s share price and the recipient’s continued employment with the Company from the award grant date until December 31, 2023. The same number of ordinary shares held in treasury will be delivered to the directors of the Group (excluding CEO) in due course.
As part of the Business Combination, the Company issued 800,000 private warrants to certain Group’s non-executive directors (the “Private Warrant Awards”) and recognized €1,236 thousand as share-based compensation expense and an offsetting increase to other reserves within equity for the year ended December 31, 2021.

Management stock options

In 2021 a member of key management exercised a right to buy 16,237 shares of the Company (811,850 shares following the Share Split) for a purchase price of €137 per share (€2.74 per share following the Share Split) (the “Management Stock Options”) for total consideration of €2,216 thousand. For the year ended December 31, 2021, the Group recognized €3,834 thousand as share-based compensation expense and an offsetting increase to other reserves within equity.

Non-executive directors remuneration in shares

Under the Group’s remuneration policy, non-executive directors will receive 50% of their annual base remuneration in cash and 50% in the Company’s ordinary shares (“Non-Executive Directors’ Equity Compensation”). The number of ordinary shares in the Company to be assigned to the non-executive directors is determined based on the closing share price of the Company’s ordinary shares on the last trading date of the month preceding the grant date. If a non-executive director ceases to be employed by the Group within a given year, the shares will vest on a pro-rata basis until the date on which the non-executive director provided their services. A total of 76,400 and 78,460 ordinary shares of the Company were earned by the non-executive directors for 50% of their annual base remuneration for services provided in 2023 and 2022, and will be delivered to the recipients two years following the grant date, which for the 2023 remuneration was in January and for the 2022 remuneration was in June. For the year ended December 31, 2023, the Group recognized €795 thousand as share-based compensation expense and an offsetting increase to other reserves within equity (€791 thousand for the year ended December 31, 2022.
38. Notes to consolidated cash flow statement
Operating activities
Other non-cash expenses/(income), net in the consolidated cash flow statement primarily include:
•in 2023 and 2022: equity-settled share-based compensation and bonuses earned by the Senior Management Team and other employees of the Group that were not paid during the period; and

•in 2021: (i) €114,963 thousand relating to the excess of the fair value of the Company’s ordinary shares issued as part of the Business Combination and the fair value of IIAC’s identifiable net assets acquired, (ii) €37,906 thousand for the issuance of 5,031,250 the Company’s ordinary shares, to be held in escrow, to the holders of IIAC class B shares, (iii) €16,290 thousand of equity-settled share-based compensation, and (iv) rent reductions received as a result of the COVID-19 pandemic and defined benefit obligations.
The change in other operating assets and liabilities primarily relates to indirect taxes, accrued income and expenses, and deferred charges.
Non-cash investing activities
Non-cash investing activities primarily related to:
•acquisitions of right-of-use assets of €141,995 thousand in 2023 (€137,781 thousand in 2022 and €148,299 thousand in 2021);

•acquisitions of property, plant and equipment of €13,301 thousand in 2023 (€5,891 thousand in 2022 and €16,507 thousand in 2021);
•acquisitions of intangible assets of €5,859 thousand in 2023 (€4,561 thousand in 2022 and €3,488 thousand in 2021), and
•deferred consideration relating to the acquisition of the Thom Browne business in South Korea amounting to €18,583 thousand.

39. Business combinations
Acquisition of Thom Browne business in South Korea
On July 1, 2023, Thom Browne began directly operating its business in South Korea and its network of 17 stores. The business is now wholly owned through Thom Browne Korea Ltd., a newly formed and wholly owned company, and operates in the region with external support from the former franchise partner.
Details of the purchase consideration, the net assets acquired and goodwill are as follows:

(€ thousands)	At acquisition date
Cash consideration paid	7,991
Deferred consideration	18,583
Total consideration	26,574

At the acquisition date, the Group recognized the net present value of the deferred consideration related to the acquisition of the Thom Browne business in South Korea for €18,583 thousand. At December 31, 2023, the deferred consideration amounted to €18,991 thousand, of which €9,302 thousand is expected to be paid in 2024 and was classified within current liabilities and €9,689 thousand is expected to be paid in 2025 and was classified within non-current liabilities.
The assets and liabilities recognized as a result of the acquisition are as follows:

(€ thousands)	Fair value at acquisition date
Inventories	1,054
Other current assets	800
Property, plant and equipment	949
Other current liabilities	(123)
Deferred tax liabilities	(72)
Net identifiable assets acquired	2,608
Goodwill	23,966
Net assets acquired including goodwill	26,574

Goodwill arising from the acquisition of €23,966 thousand is primarily attributable to the expected synergies from combining operations of the acquiree and the acquirer. Acquisition-related costs of €263 thousand were expensed.

Details of the net cash outflows related to the acquisition are presented below.

(€ thousands)	At acquisition date
Cash consideration paid	(7,991)
Net cash outflow - Investing activities	(7,991)
The acquired business contributed revenues of €19,668 thousand and a net loss of €1,003 thousand to the Group for the period from the date of acquisition until December 31, 2023.

Acquisition of Tom Ford International (TFI)

On April 28, 2023, the Group completed the TFI Acquisition, through which it acquired TFI, the company that owns and operates the TOM FORD FASHION business, as part of a transaction in which sole ownership of the TOM FORD brand, its trademarks, and other intellectual property rights were acquired by ELC and the Group has become a long-term licensee for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products. The Group will be in charge of the end-to-end TOM FORD FASHION business, from collection creation and development to production and merchandising, as well as retail and wholesale distribution. TOM

FORD FASHION, under the Group, operates a network of 51 directly operated TOM FORD FASHION stores globally at December 31, 2023.

Before the completion of the TFI Acquisition, the Group already owned 15% of TFI, through its fully owned subsidiary EZ US Holding Inc., and, through the TFI Acquisition, acquired the remaining 85% equity interest. The transaction implied a value for the acquired 85% stake of TFI at $150 million in cash, on a cash-free and debt-free basis and assuming a normalized working capital. The final purchase price has been subject to customary final confirmation of purchase price adjustments related primarily to indebtedness, trade working capital and transaction expenses, as stipulated in the related agreements. No contingent consideration arrangements were agreed as part of the transaction.

In connection with the TFI Acquisition, the Group entered into a long-term license agreement through TFI with ELC under which the Group will be licensee for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products (as further described below).
As a result of the TFI Acquisition, the Group also obtained 100% of Pelletteria Tizeta, for which it previously held a 50% interest and accounted for the investment using the equity method, with the remaining 50% interest owned by TFI and being acquired by the Group through the TFI Acquisition. See Note 17 — Investments accounted for using the equity method for additional information. A financial guarantee provided to TFI in relation to its payment obligations under a bank loan for an amount of $6,875 thousand was closed as part of the transactions contemplated by the TFI Acquisition. No amounts were claimed under the guarantee.

The Group has accounted for the TFI Acquisition using the acquisition method of accounting in accordance with IFRS 3 — Business Combinations (“IFRS 3”), which applies the fair value concepts defined in IFRS 13 — Fair Value Measurement (“IFRS 13”) and requires the Group to recognize the assets acquired and the liabilities assumed at their fair values as of the acquisition date of April 28, 2023 (with certain exceptions). Following the TFI Acquisition, the earnings of the Group reflect the impacts of purchase accounting adjustments, including the amortization and depreciation of certain acquired assets.

Acquisition-related costs amounted to €5,436 thousand and were expensed in the consolidated statement of profit and loss.

Details of the purchase consideration, previously equity interest held and the net assets acquired are presented below.

(€ thousands)	At acquisition date
Cash consideration paid for 85% of TFI	91,619
Fair value of the previously equity interests held	21,505
Settlement of pre-existing intercompany balances	5,949
Total consideration	119,073

(€ thousands)	Fair value at acquisition date
Cash and cash equivalents	109,667
Trade receivables	23,329
Inventories	82,694
Right-of-use assets	160,869
Intangible assets and property, plant and equipment	122,770
Other current and non-current assets	70,014
Other current and non-current liabilities	(176,147)
Current and non-current lease liabilities	(160,869)
Current and non-current borrowings	(29,890)
Trade payables and customer advances	(28,942)
Employee benefits	(3,259)
Deferred tax liabilities	(51,163)
Net identifiable assets acquired	119,073

Intangible assets and property, plant and equipment include the fair value of the license agreement under which the Group has become a long-term licensee for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, amounting to €99,295 thousand and determined through an income approach based on the multi-period excess earnings method, which requires an estimate of future expected cash flows. The estimated useful life of the license agreement is 30 years, which includes the 20 guaranteed years as per the contract plus the automatic renewal period of 10 years which is subject to certain minimum performance conditions that management believes will be satisfied based on the business plan and information currently available.
Details of the net cash outflows related to the acquisition are presented below.

(Euro thousands)	At acquisition date
Consideration paid for 85% of TFI	(91,619)
Cash and cash equivalents acquired	109,667
Payment of TFI acquisition-related liabilities	(127,158)
Net cash outflow - Investing activities	(109,110)
TFI contributed revenues of €235,531 thousand and a loss of €14,926 thousand to the Group from the acquisition date until December 31, 2023 (including additional costs as a result of the purchase price accounting). If the acquisition had occurred on January 1, 2023, the consolidated statement of profit and loss for the year ended December 31, 2023 would have included additional revenues of €97 million and an additional loss of €17 million (including transaction costs incurred by TFI prior to the closing of the TFI Acquisition).

Total assets and total revenues of TFI represent approximately 15.7% and approximately 12.4%, respectively, of the related consolidated financial statement amounts at and for the year ended December 31, 2023.
Trade receivables had a gross contractual value of €24,571 thousand and the best estimate at the acquisition date of the contractual cash flows not to be collected is €1,242 thousand.
As part of the license agreement, the Group has become a long-term licensee of ELC for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, by virtue of a long-term licensing and collaboration agreement with ELC for 20 years with an automatic renewal for one further 10 year period subject to certain minimum performance conditions. As part of the license agreement, the Group is required to pay minimum annual guaranteed royalties for the term of the license agreement.

At December 31, 2023, the remaining minimum annual guaranteed royalties covering the first 10-year period of the license agreement were as follows (undiscounted):

At December 31, 2023
(€ millions)*
Due within 1 year	16.9
Due in 1 to 5 years	71.8
Due in 5 to 10 years	81.9
Total	170.6
(*) Translated from U.S. Dollars to Euro at the December 31, 2023 end of day exchange rate.
For the remaining term of the license the minimum annual guaranteed royalties to be paid by the Group will be calculated based on a percentage of the net sales of the preceding annual period.
The license agreement also requires the Group to make minimum investments for marketing activities as a percentage of net sales of the licensed products as per customary market practices.
Acquisition of Tessitura Ubertino

On June 4, 2021 the Group acquired 60% of Tessitura Ubertino, a company active in the textile business. As a result of acquisition, the Group has expanded its textile activities and product offering. Details of the purchase consideration, the net assets acquired and goodwill were as follows:

(€ thousands)	At acquisition date
Cash consideration paid	5,880
Contingent consideration	1,170
Total consideration	7,050

The cash consideration of approximately €7,050 thousand included a €1,170 thousand earn-out payment, subject to Tessitura Ubertino achieving certain predetermined operating performance targets for the years 2021 and 2022. The operating performance targets for 2021 and 2022 were achieved and the earn-out payment, amounting to €1,170 thousand, was paid by the Group in cash, of which €585 thousand in 2022 and €585 thousand in 2023.

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

(€ thousands)	At acquisition date
Cash consideration paid	(5,880)
Cash and cash equivalents acquired	2,366
Net cash outflow - Investing activities	(3,514)

Tessitura Ubertino was consolidated in the Group’s consolidated financial statements starting on June 4, 2021, and contributed revenues of €5,625 thousand and profit of €561 thousand to the Group from that date until December 31, 2021 and revenues of €11,015 thousand and profit of €1,479 thousand in 2023 (€10,210 thousand and €938 thousand in 2022, respectively). If the acquisition had occurred on January 1, 2021, the consolidated statement of profit and loss the year ended December 31, 2021 would have included additional revenues for €3,987 thousand and profit for the year of €674 thousand.
Contingent deferred consideration relating to the acquisition of Gruppo Dondi S.p.A.

In 2021 the Group paid contingent deferred consideration of €710 thousand relating to the acquisition of Dondi, which was completed in July 2019, based on the achievement of certain predetermined performance targets by Dondi.

40. Subsequent events
The Group has evaluated subsequent events through April 4, 2024 which is the date the Consolidated Financial Statements were authorized for issuance, and identified the following events, all of which are non-adjusting as defined in IAS 10:
On January 1, 2024, the Group acquired the 100% interests in Ermenegildo Zegna Korea Co. Ltd. for a consideration of €9 million, through which, the Group began directly operating its South Korean business and its network of 15 stores. The purchase price allocation process is still at a preliminary stage due to the proximity of the acquisition date to the date of the issuance of the financial statements. Therefore, certain valuations have yet to commence or progress to a stage where there is sufficient information for these measurements to be made. The finalization of fair values for assets acquired and liabilities assumed, with limited exceptions as provided under IFRS 3, will occur during the one year measurement period provided for by IFRS 3.
On January 30, 2024, the Group announced the renewal of its licensing agreement with Marcolin to produce ZEGNA-branded eyewear through the end of 2030, continuing the strong partnership built between the companies since it was launched in 2015.
On January 30, 2024, the Board confirmed the level of achievement of the performance market condition and the service condition applicable at December 31, 2023 to the second tranche of awards under the CEO IPO PSUs. As a result of such confirmation, 360,000 ordinary shares vested at December 31, 2023 and will be delivered to the CEO in due course.
On January 30, 2024, the Board confirmed the level of achievement of the performance market condition and the service condition applicable at December 31, 2023 to the second tranche of awards under the Management IPO PSUs. As a result of such confirmation, 430,000 ordinary shares vested at December 31, 2023 and will be delivered to the members of management in due course.
On February 8, 2024, the Group announced plans to open a new luxury footwear and leather goods production facility in Sala Baganza (Parma, Italy). Encompassing 12,500 square meters, the facility is expected to be completed by the end of 2026 and will expand the Group’s production capacity, focusing mainly on men’s footwear and leather goods. The new facility will also act as a research and development center and is expected to employ over 300 employees at full capacity in 2027. In February 2024, the Group spent €8.5 million for the acquisition of the plot of land on which it will build the new facility. Details of the construction project, including the overall expenditure, are yet to be determined.

On April 4, 2024, the Board of Directors determined the level of achievement of the performance conditions applicable to the awards under the CEO 2022-2024 LTIP in relation to the 2023 performance period. As a result of such determination, 588,000 ordinary shares vested and will be delivered to the Chairman and CEO in due course.
On April 4, 2024, the Board of Directors of Zegna proposed to make a dividend distribution of €0.12 per share to holders of the Company's ordinary shares, corresponding to a total dividend distribution of approximately €30 million. The dividend proposal is subject to the finalization and adoption of the annual statutory accounts of the Company (provided that the distribution is permitted under Dutch law) and to the approval of the Company's shareholders at the 2024 annual general meeting, which is expected to be held on June 26, 2024.