Form 20-F
period 2024-12-31
Ermenegildo Zegna N.V.
filed 2025-03-27
CIK 1877787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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
At December 31, 2024, the issuer had 252,503,479 ordinary shares, nominal value €0.02 per share, and 154,981,350 special voting shares A, nominal value €0.02 per share, outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

ii

CERTAIN DEFINED TERMS

In this report, the terms the “Company” refer to the Registrant, Ermenegildo Zegna N.V., a Dutch public limited liability company (naamloze vennootschap); the terms “Ermenegildo Zegna Group” and the “Group” refer to the Company together with its consolidated subsidiaries. Unless otherwise specified, the terms “we,” “our” and “us,” refer to the Group or the Company, as the context may require.
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
“DOSs” means directly operated stores.
“DTC” means direct-to-consumer, it refers to the retail channel which includes directly managed full price boutiques, outlets and the online business.
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
“IIAC” means Investindustrial Acquisition Corp., a Cayman Islands exempted company.
“IIAC Initial Shareholders” means Strategic Holding Group S.à.r.l., Sergio P. Ermotti, Audeo Advisors Limited, Jose Joaquin Guell Ampuero, Dante Roscini and Tensie Whelan.
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
“Minimum Holding Requirement” means the beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) by the Sponsor Group, of at least 5% of the issued and outstanding Ordinary Shares, excluding any Hedged Positions as evidenced by the IIAC Sponsor in writing.
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
“Zegna Merger Sub” means EZ Cayman, a Cayman Islands exempted company.

NOTE ON PRESENTATION
This document includes the consolidated financial statements of Ermenegildo Zegna N.V. at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, prepared in accordance with the IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (the “IASB”), as well as IFRS Accounting Standards as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS Accounting Standards as issued by the IASB and IFRS Accounting Standards as adopted by the European Union. We refer to these consolidated financial statements collectively as the “Consolidated Financial Statements.”
Basis of Preparation of the Consolidated Financial Statements
On December 17, 2021 we closed the previously announced Business Combination pursuant to the Business Combination Agreement, dated as of July 18, 2021, as amended, by and among us, IIAC and Zegna Merger Sub, our wholly owned subsidiary. For more information on the Business Combination, see “Item 4.A—History and Development of the Company” included elsewhere in this report.
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
MARKET AND INDUSTRY INFORMATION
Information contained in this report concerning the market and the industry in which we compete, including our market position, general expectations of market opportunity and market size, is based on information from various third party sources, assumptions made by us based on such sources and our knowledge of the personal luxury goods market. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. We have not independently verified any third-party information. The industry in which we operate is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this report are subject to change based on various factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.D—Risk Factors” and elsewhere in this report. The information relating to the industry contained in the section entitled “Item 4.B—Business Overview—Industry,” unless otherwise indicated, has been based on the Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2024, dated November 13, 2024.

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
•the impact of public health crises, such as the COVID-19 pandemic, on the Group’s business;
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
•the ability of the Group to accurately forecast consumer demand;
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
•the imposition of new trade restrictions or the tightening of existing restrictions;
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
•Pandemics or other public health crises may materially and adversely affect our business.
•Disruptions arising from political, social and economic instability, geopolitical tensions or civil unrest, including the current conflict in Ukraine and sanctions imposed onto Russia, may adversely affect our business.
•We may not be able to successfully implement our strategy, including the further strengthening of the ZEGNA brand, the successful expansion of the TOM FORD FASHION business and reinforcement of the Thom Browne DTC channel.
•Disruptions to our manufacturing and logistics facilities, as well as to our stores, may adversely affect our business.
•The sale of our products through our DTC channel is subject to certain risks, including as a result of difficulties in renewing the existing lease agreements, increases in rental charges or declines in sales, which may adversely affect our business.
•In the wholesale channel, we are subject to certain risks arising from points of sale operated by third parties, including credit risk, and we are dependent on our local partners to sell products in certain markets.
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
We design, manufacture, promote and sell luxury goods under a number of brands, including ZEGNA and Thom Browne. Pursuant to a long-term license agreement with The Estée Lauder Companies, we also operate the TOM FORD FASHION (“TFF”) business. Our sales and our ability to achieve premium pricing depend on the perception, recognition and reputation of our brands, which, in turn, depend on factors such as product design, the distinctive character and the quality of our products and customer service and experience, the image of our stores and those of our franchisees and other wholesale customers, the success of our advertising and communication activities and our general corporate profile.
The recognition, integrity and reputation of our brands are among our most valuable assets, which are influenced by several factors, some of which are outside of our control. Factors that may adversely affect our brands’ image include our inability to respond adequately to the needs and expectations of our customers with regard to the quality, style, creative vision and design, as well as the social and environmental sustainability, of our products, the service we provide in our stores, the dissemination by third parties of information that is untrue or defamatory, the commencement of litigation proceedings against us, as well as factors attributable to the parallel distribution and counterfeiting of our products. Brand appeal is closely tied to the creative vision and expression of its leadership. As we strive to align our brands’ creative output with evolving market demands, we may face difficulties in maintaining such brands’ identity and appeal. Changes in the creative director’s expression of talent can significantly influence how consumers perceive our brands. If the brand’s creative output fails to resonate with the target audience, that could lead to a loss of brand appeal.
As we expand into new marketing channels, we may pursue new collaborations with designers, artists, promoters and influencers to attract new customers and drive engagement with existing customers. Such collaborators could engage in behavior, make statements or use their platforms in a manner that reflects poorly on our brand or otherwise adversely affect us. We may be unable prevent such actions, and the actions we take to address them may not be effective in all cases. Any of the foregoing factors could harm the recognition, appeal, integrity and reputation of our brands, causing us to lose existing customers or fail to attract new customers, or otherwise having a material adverse effect on our business, results of operations and financial condition.
Our reputation may also suffer as a result of factors or actions attributable to our suppliers. While we closely monitor our suppliers to ensure that they comply with all applicable laws and regulations, if suppliers fail to comply with applicable law and contractual standards, including those relating to labor, social security, health and safety, and human rights, or if they deliver products that are defective or differ from our specifications or quality standards or do not comply with applicable law, this could have adverse effects on our production cycle and cause delays in product deliveries to our customers, and could damage our reputation, with possible adverse effects on our business, results of operations and financial condition.
Our success depends on our ability to anticipate trends and to identify and respond to new and changing consumer preferences.
Our continued success depends in part on our ability to set and define product and fashion trends, and in part on our ability to identify and respond to changing consumer preferences in a timely manner. We recognize the importance of adapting to the evolving expectations of new generations of consumers and elevating our brand within the luxury market. This includes continuing to embrace digital innovations and sustainability practices. Our products must appeal to an evolving customer base whose preferences cannot be predicted with certainty and are subject to increasingly rapid change, while preserving the image and recognition of our brands. Although we dedicate considerable resources to market analysis and the identification of new fashion trends, we may not be able to promptly anticipate fashion trends or to quickly adapt to these trends during the design and manufacturing stages. If we fail to identify or promptly respond to new trends or changing consumer preferences, including concerns or perceptions regarding the sustainability and environmental impact of our products, our brands’ reputation may be affected, which could result in unsold products, a decline in sales to customers as well as a worsening of our luxury positioning, and could have a material adverse effect on our business, results of operations and financial condition.
Our financial condition and results of operations may be adversely affected by the occurrence of a global pandemic or other health crises.
A significant outbreak, epidemic or pandemic of a contagious disease, such as COVID-19, in any geographic area in which we operate or we plan to operate could result in a health crisis adversely affecting the economy, consumer spending and behavior, tourism, overall demand for our products, supply chain and financial markets in such areas. Any preventative or protective government-mandated restrictive measures and the responsive actions adopted by the private sector and individual consumers in response to any such health crisis, such as travel restrictions, quarantines, or site closures, may adversely impact our business operations, store traffic, employee availability, supply chain, financial condition, liquidity and cash flows. Any of the foregoing events could adversely affect our business, results of operations and financial condition.
Some global trade conditions and consumer trends that originated during the COVID-19 pandemic continue to have an effect and may also have long-lasting adverse impacts on our business independently of the progress of the pandemic. For instance, the pandemic has led to shifts in tourism patterns and the emerging of new tourist destinations, thus reshaping the geographical landscape of our store and distribution network. These shifts have resulted in increased expenditure associated with the physical and logistical expansion of our distribution network, as well as the need to adjust distribution strategies and logistics. Moreover, continued remote working arrangements may result in lower luxury purchases.
In addition, any widespread public health crisis may also exacerbate other risks disclosed in this “Item 3.D.—Risk Factors,” including, but not limited to, our competitiveness, demand for our products, shifting consumer preferences, exchange rate fluctuations, and availability and price of raw materials.
We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks.
We operate in over 80 countries worldwide through a direct and indirect distribution network. For the year ended December 31, 2024, 35% of our revenues were generated in EMEA, 27% were generated in the Americas, 26% were generated in the Greater China Region, and 12% were generated in Rest of APAC.

Our operations in various international markets expose us to various risks, including those arising from: competition with local competitors (which may have greater resources and/or more favorable market positions); the diversity of consumers’ tastes and preferences and our ability to anticipate or respond to such tastes and preferences; the appetite to spend and level of wealth: changes or deterioration in the political, social and economic environments in the countries where we operate; changes in regulations, including tax regulations, the imposition of new tariffs, duties or other protectionist measures, and financial sanctions; strict regulations affecting the import and processing of certain raw materials and finished goods; the occurrence of acts of terrorism or similar events, conflicts, geopolitical tensions, civil unrest or situations of political instability; parallel imports of goods at terms inconsistent with our guidelines and distribution of our products, in violation of exclusive territorial rights granted to other importers and licensees (the so-called “gray market”), which may force us to reposition our pricing in certain countries and erode our profitability. These or other factors may harm our business in international markets or cause us to incur significant costs in these markets, and we may be unable to pass such costs on to our customers. Any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition.
Developments in Greater China and other growth and emerging markets may adversely affect our business.
We operate in a number of growth and emerging markets, both directly and through our distribution partners. In particular, a significant proportion of our sales are in the Greater China Region (which for our reporting purposes includes the Chinese mainland, Hong Kong S.A.R., Macau S.A.R. and Taiwan), representing 26%, 31% and 33% of our revenues in 2024, 2023 and 2022, respectively, where we have had a direct retail presence since 1991. While these markets presented sustained economic growth and growth in personal income and wealth in recent years, demand for luxury products slowed in 2024 due to challenging consumer confidence. This downturn is influenced by several factors, including economic uncertainty, a decline in the real estate market, and shifts in consumer behavior towards overseas shopping. This phenomenon may continue in the future. Rising geopolitical tensions and further slowdown in the rate of growth there and in other emerging markets could cause a decline in our sales there, or limit the opportunity for us to increase sales of our products and revenues in those regions in the near term. For example, any increase in tensions around Taiwan, including threats of military actions or escalation of military activities, as well as the rising of protests, could adversely affect our sales in the Greater China Region.
Economic and political developments in emerging markets, including economic crises, political instability or geopolitical tensions, have had and could have in the future material adverse effects on our business, results of operations and financial condition. Government actions such as tax changes, measures aimed at limiting the import of foreign goods or the active discouragement of luxury purchases, or measures aimed at regulating excessively high incomes may also impact the market for luxury goods in these markets. Such regulatory action and related statements by governmental authorities may also affect the social acceptability of spending on luxury goods. Consumer spending habits in these markets may also change due to other factors that are outside of our control.
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
Prior to the onset of the conflict, our business operations in the Russian market used to be conducted through franchisees and distribution partners. Pursuant to the aforementioned sanctions, we suspended indefinitely deliveries to our franchisees and distributors in Russia. Accordingly, we either suspended production of products starting with the Fall/Winter 2022 collection ordered by our Russian franchisees and distributors or redirected any products ordered by Russian franchises and distributors for the Fall/Winter 2022 collection to our DOSs in other regions or to other franchisees and distributors. It is uncertain whether and when we will be able to resume such production. Since then our revenues in Russia have been residual and represented less than 0.1% of our total revenues for the period from 2022 to 2024.

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
Our ability to increase our revenues, pursue growth and development objectives and generate profits and cash flows depends, in part, upon our success in carrying out our strategic plan. As part of our strategy, we are pursuing, among other things, the further strengthening of the ZEGNA brand into the timeless luxury segment, the successful evolution and growth of the TOM FORD FASHION and Thom Browne businesses. See “Item 4.B—Business Overview—Strategy” for a description of our strategy.
As a result of the ZEGNA brand strategy focusing on developing iconic products, we could become significantly exposed to certain specific products and, should they lose their appeal, it may be difficult to replace the revenues generated therefrom. Our brands pursue ambitious growth strategies that require alignment of creative efforts with broader business objectives. If our investments in marketing campaigns or product development do not resonate with consumers’ demand and expectations, that may lead to inefficient use of time and financial resources, resulting in missed opportunities for sales and growth, which could affect our business and results of operations.
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
Our strategy is premised upon certain assumptions about the global economy and the evolution of demand for luxury goods in various regions of the world in which we operate or seek to operate, our competitive position and the ability of our management team to carry out our strategic plan. If we fail to implement our strategic plan, if our assumptions prove to be incorrect or if the geopolitical situation triggers an economic crisis or a conflict situation in the regions where we operate, our ability to increase our revenues and profitability could be affected, which could have a material adverse effect on our business, results of operations and financial condition.
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
We operate manufacturing and logistics facilities in Italy, Switzerland and Turkey and logistics facilities in the People’s Republic of China, Hong Kong, Japan, South Korea, and the United States, as well as minor logistics facilities other countries. These facilities are subject to operational risks, including mechanical and information technology system failure, work stoppage, civil unrest, increases in transportation costs, natural disasters, fire, government imposed shutdowns and disruption to supplies of raw materials or of commodities such as energy. Any interruption of activity in our manufacturing or logistics facilities due to these or other similar events outside of our control could result in disruption to our operations and a reduction in sales, which could have an adverse effect on our business, results of operations and financial condition. See “—Our financial condition and results of operations may be adversely affected by the occurrence of a global pandemic or other health crises.”
We are subject to certain risks related to the sale of our products through our DTC channel and in particular our directly operated stores.
In our distribution model, the DTC channel consists of full price mono-brand stores (boutique) managed directly by us, or outlets managed by us and concessions with department stores, as well as a directly managed online boutique and other e-commerce platforms through which we sell directly to our customers. At December 31, 2024, we operated 281 ZEGNA, 116 Thom Browne and 64 TOM FORD FASHION DOSs (253 ZEGNA, 86 Thom Browne and 51 TOM FORD FASHION DOSs at December 31, 2023). The DTC channel generated revenues of €1,390.7 million in 2024 (or 78% of our consolidated revenues from branded products). The risks related to managing currently existing DOSs mainly relate to possible difficulties in renewing the existing lease agreements, an increase in rental charges and a decline in sales.
Our DOSs are all located in properties that we lease from third parties. There is significant competition among retail operators in our industry to obtain commercial spaces in prestigious locations in major cities, towns and resort destinations worldwide. Accordingly, to find prime locations for new stores or to renew our lease agreements, we may have to compete with other operators, including those in our same industry, some of which have greater economic and financial resources than us or otherwise more bargaining power. If we are unable to renew our lease agreements with economic terms consistent or more beneficial than those currently applicable, or if we are forced to accept rental charges which are substantially higher than the existing ones, this could have a material adverse effect on our business, results of operations and financial condition.
Our DOSs have a high level of fixed costs. A decrease in revenues from the retail channel could, in light of the high level of fixed costs, have a material adverse effect on our business, results of operations and financial condition.
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
Failure to accurately forecast consumer demand could lead to excess inventories or inventory shortages.
To meet anticipated demand for our products in the DTC channel, we forecast inventory needs and arrange manufacturing activities based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by several factors, including an increase or decrease in customer demand for our products or for products of our competitors, changing consumer preferences, changing product trends, our failure to accurately forecast consumer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions and weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of products available for sale in our stores or for delivery to customers.
Inventory levels in excess of customer demand may result in an increase in inventory obsolescence, leading to inventory write-downs or write-offs and the sale of excess inventory at discounted prices, any of which could cause our gross margin to suffer, impair the strength and exclusivity of our brands, and have an adverse effect on our results of operations, financial condition, and cash flows.
Conversely, if we underestimate customer demand for our products and fail to arrange sufficient manufacturing capacities in advance, then we may not be able to deliver products to meet our requirements and we may experience inventory shortages. Inventory shortages in our stores or third-party distribution centers could result in delayed shipments to customers, lost sales, a negative customer experience, lower brand loyalty, and damage to our reputation and customer relationships, any of which could have an adverse effect on our results of operations, financial condition, and cash flows.
In the wholesale channel, we are subject to certain risks arising from points of sale operated by third parties, and we are dependent on our local partners to sell our products in certain markets.
In the wholesale channel, we sell our products to franchisees, specialty stores, department stores and online retailers. For the year ended December 31, 2024, revenues attributable to the wholesale channel for ZEGNA brand, Thom Browne and TOM FORD FASHION amounted to €402.3 million (or 22% of our consolidated revenues from branded products). The termination or loss of existing commercial relationships with our primary wholesale customers, the failure to develop new commercial relationships on economically favorable terms (or at all) or a significant decrease in wholesale channel revenues could have a material adverse effect on our business, results of operation and financial condition. In addition, any failure by retailers not directly operated by us to manage their stores, or by our local partners to act, in a manner consistent with the image and prestige of our brands or in line with any agreed contractual commitments (including in terms of sale prices), or failure by online retailers to comply with consumer protection laws or provide accurate product descriptions, could damage the competitive position and image of our brand, with potential material adverse effects on our business, results of operations and financial condition. See “—Our business depends on the recognition, integrity and reputation of our brands.”
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
Furthermore, the possibility of parallel markets developing through wholesalers poses additional risks. These parallel markets arise when products are sold outside official distribution channels, often at lower prices. This may undermine our pricing strategy, brand equity and customer loyalty. In addition, any actions taken against parallel markets may result in a decline in sales that may be not be offset by an increase in sales through official channels.
Our operations are also subject to the risk of insolvency of our wholesale customers. This includes potential debt restructuring or other actions taken by third parties that may jeopardize our ability to collect the full amount of credit in a timely manner. Despite our efforts to mitigate such risk, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial condition could be materially adversely affected.
Fluctuations in the price or quality of, or disruptions in the availability of, raw materials used in our products could cause us to incur increased costs, disrupt our manufacturing processes or prevent or delay us from meeting our customers’ demands.
We require high quality raw materials in order to produce our products. The market price of the raw materials that we require for our production depends on many factors that are largely out of our control and which are difficult to predict. The primary raw materials we use are fibers and yarns of wool, silk, cotton, linen, cashmere and fabrics of the same composition, as well as leather. The availability of wool and silk depends on unpredictable factors which are outside our control, including weather conditions in the areas where these raw materials originate (mainly Australia and New Zealand for wool, Greater China and Mongolia for cashmere, Turkey, Egypt and the United States for cotton, Europe and the Caribbean for linen and Greater China for silk), as well as diseases and pests affecting livestock and plants and, as a result, fiber quality.

We also use rare raw materials, such as Vellus Aureum and vicuna and other fine yarns, fabrics and specially selected calf leather, which are only available in a very limited quantity and subject to strict export and processing regulations, which may change. Possible legislative, political and economic developments, potential social instability or the introduction of export restrictions or tariffs in the countries in which our suppliers operate, or the introduction of import restrictions on products from such countries, could have a negative impact on our procurement activities. These and other factors could affect the availability and price of the raw materials required for our production. For instance, the price of cashmere rose significantly over the last three years; and fine linen fiber prices continued to grow as a result of various factors, including droughts that reduced the available quantity of high quality flax. The price of other raw materials has also been affected by the high inflationary environment globally.
If the supply of such raw materials decreases (including due to shortages or to a decrease in the number of producers or suppliers of raw materials), we may face difficulties in obtaining sufficient supplies of high-quality raw materials, and the relevant prices may increase. Thus, we could face supply shortages in the medium term and rising costs of purchasing, which we may be unable to pass on to our customers. In addition, our suppliers could cancel or delay the delivery of raw materials to us, may fail to provide raw materials that meet our high-quality standards or may fail to comply with our increasingly stringent sustainability and traceability requirements. This could delay our manufacturing process or cause us to incur increased costs to obtain raw materials of the quality we require. Any of the foregoing factors could have a material adverse effect on our business, results of operations or financial condition. Suppliers’ actions may also damage our reputation. See “—Our business depends on the recognition, integrity and reputation of our brands”.
We could be adversely affected if we are unable to negotiate, maintain or renew our license or co-branding agreements with high end third party brands.
We are a party to various agreements with third party brands, as licensee or supplier, and license agreements, as licensor and licensee.
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
We are also party to certain license agreements whereby we grant, for a certain period of time, the use of our brand to third parties for the production of products in adjacent luxury sectors (including fragrances, glasses and sunglasses, cufflinks, and beachwear and underwear). For the year ended December 31, 2024, royalties relating to these arrangements were €2.3 million. If any of these licensees were not to perform their obligations towards the Group (including by failing to ensure the required quality, sustainability or traceability standards, not complying with our directions with respect to distribution channels and after sale services, breaching obligations related to our intellectual property rights, or failing to comply with the timeline for product launches), we may be unable, in a commercially reasonable time, to replace such licensee with another producer capable of ensuring equivalent quality and production standards, or procure its services upon the same or substantially the same financial terms. Our inability to maintain a presence in these adjacent luxury sectors or to provide products in these sectors of a quality comparable to that of our other products may reflect negatively on the reputation and integrity of our brands.

From time to time, we enter into co-branding projects with different brands for the design, production and sale of certain selected co-branded products. We also enter into collaborations with other brands to offer new products lines (as we did with Norda, Baccarat and Frette). If we fail to negotiate, enter into or renew such relationships in a mutually satisfactory manner for both brands, in particular with respect to the distribution of the co-branded products and the ownership and protection of the intellectual property rights related to these projects, we may be unable to replace the revenues generated in the past from these collaborations.

If any of the foregoing licensing agreements or co-branding projects with third party brands are terminated for any reason, not renewed upon their expiration or renewed but with less favorable terms and conditions, this could have a material adverse effect on our business, results of operations and financial condition.
Our business depends on tourist traffic and demand.
A significant amount of our sales is generated by customers who purchase products while travelling. Consequently, adverse economic conditions (such as financial crises or exchange rate volatility), global political developments, other social and geopolitical tensions, instability, disorders, riots, civil wars or military conflicts, natural disasters such as fire, floods, blizzards, global pandemics, such as the COVID-19 pandemic, and earthquakes or other events, as well as travel restrictions imposed by governments, which result in a shift in travel patterns or a decline in travel volumes, have had in the past, and may have in the future, an adverse effect on our business, results of operations and financial condition. See also “—Our financial condition and results of operations may be adversely affected by the occurrence of a global pandemic or other health crises.”, “—Global economic conditions and macro events may adversely affect us.” and “—The conflict in Ukraine and sanctions imposed onto Russia may adversely affect our business.”
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
Although we have a succession planning process in place for certain key roles, if any key personnel were to leave us abruptly, or become otherwise unable or unwilling to continue in their roles, we may not be able to replace them in a timely fashion or with individuals of equivalent experience and capabilities. This includes a potential departure of a Creative Director, which could lead to a period of uncertainty that significantly impacts our brand’s image and reputation. In addition, the replacement of key personnel generates significant hiring costs. The failure to retain or replace such key personnel with other skilled personnel capable of integrating into our operations efficiently could lead to delays in the development of collections, inefficiencies in management of our business, and, accordingly, could have a material adverse effect on our business, results of operations and financial condition.
In addition, our future success depends on our ability to continue to attract, retain and motivate skilled employees, and to develop internal talent that will step into key roles. Competition for employees is becoming more intense. The ability to attract, hire and retain skilled personnel depends on our ability to provide meaningful work at competitive compensation. The inability to do so effectively would constrain our ability to timely complete certain projects, which could adversely affect our business, results of operations and financial condition.
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

For instance, on June 28, 2021 Adidas AG (“adidas”) commenced an action against Thom Browne, Inc. in the Southern District of New York, for, among other things, trademark infringement, unfair competition, dilution and various state claims, in connection with the use of Thom Browne’s five color grosgrain ribbon and the four bars on sleeves and pants on its sporting goods, sportswear and athletic wear, allegedly infringing the three stripe marks of adidas. The case was assigned to a jury trial and, on January 12, 2023, the jury found that at no time did Thom Browne, Inc. infringe on any of adidas’s trademarks. Adidas’ appeal was denied. In addition, based on evidence submitted in another trial against Thom Browne Inc., adidas has filed a motion requesting a new trial based on discovery flaws. Such motion was denied, and adidas has appealed the lower Court’s denial of its motion. The oral argument in this appeal is expected late spring 2025.

Meanwhile, the opposition filed by adidas against several trademarks which Thom Browne, Inc. filed for registration in the European Union was substantially denied, and although adidas appealed the decision, Thom Browne, Inc. is now able to register its trademarks. Thom Browne, Inc. has also commenced cancellation proceedings in the European Union as well as in the UK against a number of adidas’s trademarks that could be used to restrain access of Thom Browne Inc.’s products to these markets. As a result, adidas has filed counterclaims in the High Court of Justice in London, UK alleging infringement of those marks by Thom Browne Inc.’s use of its grosgrain ribbon signature as well as the four bar design. On November 22, 2024, the High Court of Justice in London dismissed adidas’ claims of trademark infringement and invalidated several of adidas’ trademarks registrations. Adidas asked for and received permission to appeal the decision invalidating its trademarks but did not appeal the decision denying its claims of trademark infringement, which is now final.
In addition, in 2022 adidas commenced a lawsuit before the Nuremberg-Furth District Court in Germany against Thom Browne, Inc. and Thom Browne Retail Italy S.r.l., alleging Thom Browne’s four-bar signature infringed adidas’s three stripe mark. In first instance, the Court rejected adidas’ claims for infringement. Adidas appealed the decision and the case is pending.
Thom Browne intends to continue to vigorously defend its position in all the aforementioned proceedings.

These or any other such events may entail significant losses in addition to legal costs, with possible adverse effects on our business, results of operations and financial condition. For information on legal costs incurred in connection with this matter up to December 31, 2024, see “Item 5—Operating and Financial Review and Prospects—Non-IFRS Financial Measures” and Note 5 — Segment reporting to the Consolidated Financial Statements included elsewhere in this document.

A disruption in our information technology, including as a result of cybercrimes, could disrupt our business operations and compromise confidential and sensitive information.
We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, human error, interruption to power supply, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to operate. Our ability to keep our business operating effectively depends on the functional and efficient operation by us and our third-party service providers of our information, data processing and telecommunications systems, including our product design, manufacturing, distribution, sales and marketing, billing and payment systems. We rely on these systems to enable a number of business processes and help us make a variety of day-to-day business decisions as well as to track operations, billings, payments and inventory. Recently, we have also been enhancing our solutions for advanced analytics and customer experience, furthering use of artificial intelligence and machine learning (“AI”) for areas such as marketing, product recommendation and matching, learning customer preferences, customer profiling and segmentation. Generative AI is being introduced to augment creative and content creation processes. The legal and regulatory environment relating to AI in the jurisdictions where we operate is uncertain and rapidly evolving, and includes laws and regulations targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our use of AI and increase our compliance costs and the risk of non-compliance.
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
For any of the foregoing reasons, we may experience system malfunctions or interruptions. For example, in August 2021 we were subject to a ransomware attack that impacted the majority of the Group’s IT systems. As we refused to engage in discussions relating to the payment of the ransom, the responsible parties published certain accounting materials extracted from our IT systems. We publicly announced the IT systems breach and gradually restored our IT systems from secure back up servers during the weeks following the breach.
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
We have engaged, and continue to engage, in relationships of a commercial nature with related parties. These relationships consist mainly in the provision of industrial services, licensing agreements, financial guarantees and collaterals , the purchase of raw materials, and certain contributions to Fondazione Zegna. In addition, we lease certain real estate properties from related parties. See “Item 7.B—Related Party Transactions.”
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
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency exchange rates. In particular, changes in exchange rates between the Euro and the main foreign currencies in which we operate affect our revenues and results of operations. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those related to purchases or production activities. In particular, we incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro (mainly in Chinese Renminbi, U.S. Dollars, Japanese Yen, Hong Kong Dollars and British Pound). Therefore, our results may be adversely affected if these currencies depreciate against the Euro, which has been the trend in the first months of 2025. Such risk is heightened given the extended time period between the moment when the sale prices of a collection are set and the moment when revenues are converted into Euro, which may extend up to 18 months. In addition, foreign exchange fluctuations might also negatively affect the relative purchasing power of our clients, which could also have an adverse effect on our results of operations. See “Item 5.A—Operating Results—Trends, Uncertainties and Opportunities”.
An appreciation of the U.S. Dollar against the Euro may adversely affect our results of operations due to certain significant liabilities on our Consolidated Statement of Financial Position which are originally denominated in U.S. Dollars. In particular, we recognize a financial liability corresponding to the present value of the exercise price in U.S. Dollars of the put option granted to the non-controlling interest in our investment in the Thom Browne group, which is remeasured at fair value at the end of each period. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. For additional information refer to Note 28 — Other current and non-current financial liabilities to the Consolidated Financial Statements included elsewhere in this document. Any appreciation or depreciation in the U.S. Dollar against the Euro results in a corresponding unrealized loss or gain in the Consolidated Statement of Profit and Loss foreign exchange line item. In 2024, the U.S. Dollar appreciation against the Euro resulted in an unrealized loss of €7.4 million for the year ended December 31, 2024. The first months of 2025 were characterized by significant currency volatility.
Exchange rate fluctuation may also adversely affect our competitive position as compared to other operators in the luxury goods market, who may incur costs in other currencies with more favorable exchange rates relative to the currencies of our principal markets.
In the Zegna segment and the Tom Ford Fashion segment, we seek to manage risks associated with fluctuations in currency through financial hedging instruments, mainly forward contracts or collar (plain vanilla zero cost option) for the sale of foreign currencies. For the Thom Browne segment, we have undertaken, and we may continue to undertake, steps to gradually align with similar hedging policies where considered appropriate. However, there can be no assurance that we will be able to hedge currency related risks successfully, and our business, results of operations and financial condition could nevertheless be adversely affected by fluctuations in market rates, particularly if such fluctuations are extended over time.
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
We have entered into Euro-denominated financing agreements and revolving credit facilities providing for a floating interest rate. As of December 31, 2024, floating rate loans represented approximately 87% of our total borrowings, for a financed amount of approximately €325.8 million. In addition, we also have undrawn Euro-denominated revolving, floating rate credit facilities available. Although we have entered into derivative financial instruments to hedge part of our exposure to interest rate risk, an increase in interest rates during the term of such financing agreements, which would result in higher interest payments thereunder, could have a material adverse effect on our business, results of operations and financial condition. In addition, an increase in the interest rate in different countries could have a material impact on the hedging cost related to derivatives instruments to hedge our exposure in foreign currencies. See “—We are exposed to currency related risks.”
As of December 31, 2024, we had approximately €73.6 million of securities invested in listed and unlisted financial instruments (recorded within other current financial assets). We do not enter into investments for trading or speculative purposes. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk of loss. In connection with our investment activities, we may be exposed to market risk, i.e. the risk of loss related to changes in market prices, volatility, counterparty and liquidity of financial instruments, which could have a material adverse effect on our business, results of operations and financial condition.
Risk factors relating to the industry in which the Group operates
The markets in which we operate are highly competitive.
The markets for our products are characterized by high levels of competition and the presence of a number of established operators and new entrants, some of which have significant financial resources or well-known and fashionable brands. To succeed, we must interpret and anticipate the tastes, preferences and lifestyles of our customers and anticipate changes in those tastes, preferences and lifestyles, as well as identify fashion and luxury market trends, while producing high quality, desirable luxury products and exceptional customer experiences. Our competitors may be more successful in interpreting market trends or may be able to produce their products at lower costs. In particular, our larger competitors may be better equipped to changing conditions that affect the competitive market, including transformation in the customer experience supply chain operations and the use of new digital technologies and artificial intelligence in the business, heightening customer expectations. In addition, newer entrants may be viewed as more desirable by fashion-conscious consumers. Our failure to compete effectively in our chosen markets, including through a failure to identify and respond to new and changing trends and consumer preferences, or through a failure to successfully invest in innovative initiatives, could have a material adverse effect on our business, results of operations and financial condition.
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
We sell our products throughout the world. In particular, we conduct our business in EMEA, North and Latin America and APAC, with a majority of our current sales in Greater China and the United States. Our presence in various international markets exposes us to the risks connected, among other things, with the geopolitical and macroeconomic conditions of the countries in which we operate. Sales could be affected by various events, such as, for example, market instability, terrorism, war, natural disasters or socio-political upheavals. Therefore, slowing economic conditions in any of the regions in which we operate may adversely affect our revenues and results of operations in those regions. We have also made investments to expand our direct operations in the Middle East. Any macroeconomic, socio-political, natural or other events in such regions could adversely affect our revenues and results of operations. See also “—Risk factors relating to the Group’s business, strategy and operations—Developments in Greater China and other growth and emerging markets may adversely affect our business” and “—Risk factors relating to the Group’s business, strategy and operations—The conflict in Ukraine and sanctions imposed onto Russia may adversely affect our business.”
If these events, which are difficult to predict, occur, this could have an adverse effect on the demand for luxury goods in a specific country or could cause a contraction in tourist flow, and may have a material adverse effect on our business, results of operations and financial condition.
Significant inflation could adversely affect our results of operations and financial condition.
In recent years, economies around the world have experienced significant inflationary pressures, coupled with government measures to fight inflation and prevent or mitigate economic recessions. If inflation increases in the future, we could face further increases in costs for raw materials, energy costs, labor costs or other production costs, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers, or successfully implement other mitigating actions. The foregoing could reduce our profit margins, with a material adverse effect on our results of operations and financial condition. Additionally, many central banks have increased, and may increase further, interest rates as a result of the recent inflation, which in turn may increase our borrowing costs.
In addition, significant increases in the costs of other products required by consumers, as well as a raise in interest rates may affect consumer spending power and result in overall reduced spending. A significant increase in the price of our products as a result of inflationary pressure could result in a decline in our sales.
If new trade restrictions are imposed or existing restrictions become more burdensome, we may be unable to sell our products profitably in certain countries.
We purchase raw materials and finished goods from several countries and we import our products into all the regions in which we operate. Substantially all of our import operations are subject to complex trade and customs laws, regulations and tax requirements such as sanctions orders or tariffs set by governments through mutual agreements or unilateral actions. In addition, the countries in which our products are manufactured or imported may from time to time impose additional duties, tariffs or other restrictions or regulations, or adversely modify existing restrictions or tariff levels. Following the recent elections in the United States and Europe, and of upcoming elections globally, there is heightened global uncertainty regarding the potential imposition of tariffs and other trade barriers or protectionist industrial policies by the United States, China and the European Union. Governments may turn to trade barriers to protect their domestic industries against foreign imports or retaliate against protective trade measures imposed by other countries. It is unknown whether and to what extent new tariffs will be adopted, or the effect that any such actions would have on our business, financial condition and results of operations, as well as on our industry, or on the purchase ability of consumers globally.

If there is an escalation in tariff or duty activity, or other protectionist industrial policies, among the major global economies, it could negatively impact global economic activity, our global supply chain and/or demand for our products, each of which could materially and adversely affect our business, results of operations and financial condition.
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
We are subject to risks associated with climate change and other environmental impacts.
Our business is subject to the risks associated with climate change. The widespread impact of climate-related effects can lead to reduced availability or quality of our core raw materials, with consequent possible increases in price or in available volumes for selected top-quality specimen thereby adversely affecting our financial performance. Additionally, the increased frequency and intensity of extreme physical events (including storms and floods) due to climate change could also lead to business interruptions in our production processes or at our production facilities, supply chain disruption, scarcity of raw materials and more frequent closures of DOSs or lost sales as customers prioritize basic needs or may not be able to reach our points of sale. Finally, the increasing introduction of new national and international laws and regulations with the aim to reduce the potential impacts of climate change may hinder our efforts to enter specific markets and may cause increased costs and complexity to comply with new and evolving climate change regulatory requirements and obligations. Any failure on our part to comply with such laws and regulations could lead to adverse consumer actions and investment decisions by investors, as well as expose us to government enforcement action and private litigation. Each of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition.
We are subject to risks associated with increased focus by stakeholders on environment, social and governance matters.
In recent years, companies across all industries are subject to increased scrutiny from a variety of stakeholders, including consumers, employees, investors, proxy advisory firms, media, environment activists, ESG rating agencies and NGOs on corporate responsibility (including environment, social and governance (“ESG”) matters, such as traceability and transparency, sustainability claims and product labeling requirements, carbon emissions, responsible sourcing, animal welfare, deforestation, the use of energy and water, the recyclability or recoverability of products, packaging and raw materials, human rights, labor rights and diversity, equality and inclusion practices). If we do not adapt to or comply with investor or other stakeholder expectations and standards on ESG matters (or meet sustainability goals and targets that we have set), as they continue to evolve, or if we are perceived to have not responded appropriately or quickly enough to growing concern for ESG and sustainability issues, regardless of whether there is a regulatory or legal requirement to do so, we may face increased litigation risk, reputational damage and our business, results of operations and financial condition could be materially and adversely affected. Various global and national organizations including ESG rating agencies, research analysts, and disclosure and standards organizations evaluate our disclosures of ESG data. These organizations have developed ratings processes for evaluating companies on their approach to ESG matters, and the results of these ratings are publicly available. Any negative score could adversely impact our reputation and brand value, investor sentiment, and the trust placed in us by our stakeholders, which could have an adverse impact, among other things, on our share price and cost of capital.
There are social and environmental impacts associated with how the raw materials essential to our business are obtained. The labor practices involved in the sourcing and the manufacturing processes of such raw materials may raise issues such as inadequate wages, poor working conditions, and the use of forced or child labor. Certain sourcing and manufacturing processes can lead to environmental degradation, including loss of biodiversity, pollution, and resource depletion. In addition, the conditions under which certain raw materials are sourced raise concerns about animal welfare and social acceptability. If our suppliers’ sourcing practices are perceived as harmful to animals or the environment, that may lead to public backlash and diminished consumer trust. If we fail to develop a robust network of suppliers that meet our qualification criteria or if we fail adequately monitor such suppliers’ compliance with our standards, we may struggle to ensure the quality and sustainability of our raw materials, ultimately impacting our ability to meet consumer expectations and maintain our competitive position. If any of our suppliers fails to comply with our requirements on traceability of raw materials or sourcing methods, we may be unable, in a commercially reasonable time, to replace such supplier with another supplier capable of ensuring equivalent quality and quantitative standards, and we may be unable to procure the relevant raw materials on similar or more favorable commercial terms. Any of these factors may result in disruption to our supply chain, delays in our production activities, increased costs and reputational damage. Furthermore, our supplier’s failure to meet our requirements may affect also our ability to complete the calculation and disclosure of our progress against our sustainability strategy and ESG goals, which could potentially have an adverse impact on the ESG ratings we receive from ESG rating agencies.
We have announced and plan to announce our progress and accomplishments on sustainability strategy and ESG goals, as well as possibly add new aspirations and commitments. There can be no assurance that our stakeholders will agree with our strategy or will be satisfied with our disclosures, or that we will be successful in achieving our goals. If our ESG practices do not meet our stakeholders’ expectations and standards, or if we fail (or are perceived to fail) to implement our strategy or achieve our goals, our reputation could be damaged, causing our investors or consumers to lose confidence in us and our brands, negatively impacting our employee retention and our business, and having a negative effect on our sales and results of operations. In addition, implementing our ESG strategy and pursuing our ESG goals involves costs and investments which could adversely affect our results of operations.
Risk factors relating to Tax Matters

Changes in tax, tariff or fiscal policies could adversely affect demand for our products.

Imposition of any additional taxes and levies on our products could adversely affect the demand for our products and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments, or import or tariff policies, could also adversely affect our results of operations. Considerable uncertainty surrounds the introduction and scope of tariffs by countries around the world, as well as the potential for trade actions, and the imposition of tariffs and trade restrictions as a result of international trade disputes or changes in trade policies may adversely affect our sales and profitability. See also “—Risk factors relating to the industry in which the Group operates—If new trade restrictions are imposed or existing restrictions become more burdensome, we may be unable to sell our products profitably in certain countries”. The occurrence of any of the above may have a material adverse effect on our business, results of operations and financial condition.
Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

Our business is subject to various taxes in different jurisdictions (mainly Italy), which include, among others, the Italian corporate income tax (“IRES”), regional trade tax (“IRAP”), value added tax (“VAT”), excise duty, registration tax and other indirect taxes. Our business outside of Italy is subject to corporate income taxes in every country where we do business, through our subsidiaries and/or branches; remittances from those subsidiaries back to Italy may be subject to withholding taxes. We are exposed to the risk that our overall tax burden may increase in the future.
Changes in tax laws or regulations, or in the position of the relevant Italian and non-Italian authorities regarding the application, administration or interpretation of these laws or regulations, particularly if applied retrospectively, could have a material adverse effect on our business, results of operations and financial condition. These changes include the introduction of a global minimum tax at a rate of 15% under the Two-Pillar Solution to Address the Tax Challenges of the Digitalisation of the Economy, agreed upon by over 130 jurisdictions under the Organisation for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting (the “OECD/G20 Inclusive Framework”). Pursuant to Council Directive (EU) 2022/2523 (the “Pillar Two Directive”), on December 27, 2023, Italian Legislative Decree No.209/2023 adopted a tax reform in international taxation, including the implementation into Italian domestic law of the Pillar Two legislation. Under the reform, in-scope multinational enterprise groups are subject to a top-up tax of at least 15% via two interlocking global anti-base erosion rules:

(i)the Income Inclusion Rule (Imposta Minima Integrativa - IIR), applying to fiscal years beginning on or after December 31, 2023; and
(ii)the Under Taxed Profits Rule (Imposta Minima Suppletiva - UTPR), applying to fiscal years beginning on or after December 31, 2024.
Additionally, Italy has implemented a Qualified Domestic Minimum Top-up Tax (Imposta Minima Nazionale - QDMTT), applying to fiscal years beginning on or after December 31, 2023 which is intended to meet the requirements for the qualified domestic minimum top-up tax safe harbor. More detailed implementation rules of the QDMTT are set forth in Ministerial Decree of 1 July 2024.
The OECD/G20 Inclusive Framework has also agreed upon a number of safe harbor provisions, including the Transitional- CbCR- Safe Harbor (i.e.de minimis test, simplified ETR test and routine profits test), the transitional UTPR safe harbor and the QDMTT safe harbor (mentioned above). These provisions are not included in, but are referred to from, the OECD Model Rules and the Pillar Two Directive Italy implemented the safe harbor provisions in line with those illustrated in the documents made available by the OECD (articles 21 and 39 of Legislative Decree No.209/2023). More detailed implementation rules are set forth in Ministerial Decree of 20 May 2024 (Transitional- CbCR- Safe Harbor and transtitional UTPR safe harbor) and Ministerial Decree of 1 July 2024 (QDMTT safe harbor). In light of the current state of regulations in the countries in which the Group is located, and subject to future regulatory specifications, we do not currently expect the Italian legislation implementing the Pillar Two Directive to lead to significant adverse tax consequences for us, however it may have an adverse effect on our tax compliance burden.
Tax laws are complex and subject to subjective valuations and interpretive decisions, and we periodically may be subject to tax audits aimed at assessing our compliance with direct and indirect taxes. The tax authorities may not agree with the positions that we have taken or intend to take on tax laws applicable to our ordinary activities and extraordinary transactions. In case of challenges by the tax authorities to our interpretations, we could face long tax proceedings that could result in the payment of additional tax and penalties, with potential material adverse effects on our business, results of operations and financial conditions.
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
The Patent Box tax regime has been revised and the current regime no longer provides for a partial exemption of the business income derived from the use of qualified intangible assets. Under the new regime, the amount of qualifying expenses, relevant for both IRES and IRAP purposes, is increased by 110%. Specific rules regulate the transition from the old Patent Box regime to the new one.
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
Our Ordinary Shares are listed on the NYSE under the ticker “ZGN”. However, there can be no assurance that an active and liquid trading market for our Ordinary Shares will be maintained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The actual market price of the Ordinary Shares may fluctuate because of several factors, including those described in this “Item 3.D—Risk Factors,” and including low liquidity, as a result of which the price of our Ordinary Shares may not reflect our actual operating performance and may be lower than the price investors paid to purchase the Ordinary Shares.
The price of the Ordinary Shares may be volatile.
The price of Ordinary Shares may fluctuate due to a variety of factors, including: variations in our operating performance and the performance of our competitors in general; actual or anticipated fluctuations in our annual or interim operating results; publication of research reports by securities analysts about us or our competitors or our industry; the public’s reaction to our press releases, other public announcements and filings with the SEC; our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market; the impact of global health crises on the global economy; additions and departures of key personnel; changes in laws and regulations affecting our business; commencement of, or involvement in, litigation involving us; mergers, acquisitions or significant corporate restructurings; harm to our reputation, including due to dissemination by third parties of information that is untrue or defamatory; changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; changes in investors’ market risk premium and resulting potential changes in their asset allocation strategies; the volume of Ordinary Shares available for public sale; general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, inflation, international tariffs, social, political and economic risks and acts of war or terrorism; and the other factors described in this “Item 3.D—Risk Factors.” These market and industry factors may materially reduce the market price of Ordinary Shares regardless of our operating performance.
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
At March 14, 2025, Monterubello held approximately 60.50% of the Ordinary Shares issued and outstanding and 74.2% of our voting power. Please see “Item 7.A—Major Shareholders”. As a result, Monterubello is able to influence our management and affairs and control the outcome of matters submitted to our shareholder meetings for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. In addition, the loyalty voting program established by the Articles of Association may make it more difficult for a third party to acquire, or attempt to acquire, control of the Company, even if a change of control were considered favorably by shareholders holding a majority of Ordinary Shares. As a result of Monterubello’s ownership and the loyalty voting program, a relatively large proportion of the voting power in the Company could be concentrated in a relatively small number of shareholders who would have significant influence over the Company. Monterubello and other shareholders participating in the loyalty voting program may have the power effectively to prevent or delay change of control or other transactions that may otherwise benefit the Company’s shareholders, which may also prevent or discourage shareholder initiatives aimed at changing the Company’s management or strategy or otherwise exerting influence over the Company. In addition, Monterubello will exercise its voting power in its own interest, which may not be in line or even be in conflict with the interests of the remaining shareholders.
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
In connection with our preparation and the audit of our consolidated financial statements at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024 (included elsewhere in this report), we identified material weaknesses in our internal control over financial reporting. We had also previously identified certain material weaknesses in our internal control over financial reporting as of December 31, 2023, certain of which we have been able to remedy during the course of 2024. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. For a summary of the material weaknesses identified as of December 31, 2024, and the steps that we have taken and are taking to remedy our remaining material weaknesses and control deficiencies, see “Item 15.—Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting.”

Material weaknesses in our internal control over financial reporting could result in a misstatement of our accounts or disclosures, which may result in a material misstatement in our annual or interim consolidated financial statements. As a result of the material weaknesses in our internal controls over financial reporting, our management concluded that as of December 31, 2024, our disclosure controls and procedures and our internal control over financial reporting were not effective. While we have taken and are continuing to take steps to remedy these material weaknesses and control deficiencies, our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. We cannot provide assurance as to when we will be able to complete full remediation or if we will be able to avoid the identification of additional material weaknesses in the future. In addition, the process of assessing the effectiveness of our internal control over financial reporting may require the investment of significant time and resources, including by members of our Senior Management Team. As a result, this process may divert internal resources and take a substantial amount of time and effort to complete.

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

ITEM 4 INFORMATION ON THE COMPANY
A.History and Development of the Company
Ermenegildo Zegna N.V. is a Dutch public limited liability company (naamloze vennootschap) and is the parent company of the Ermenegildo Zegna Group. The company results from the cross-border conversion of Ermenegildo Zegna Holditalia S.p.A., an Italian joint stock company (società per azioni) which, on December 17, 2021, transferred its legal seat from Italy to the Netherlands and amended its articles of association.
The Ermenegildo Zegna Group, named after its founder Ermenegildo Zegna — the grandfather of the Group’s current Chairman and Chief Executive Officer — was established in 1910 in Trivero (Biella), Northern Italy. The Group was born from a vision: not only to weave the world’s finest fabrics but to create a future where craftsmanship, community, and nature coexist in perfect harmony. With this vision, at the beginning of the twentieth century, Ermenegildo built not only a world-class wool mill but also a thriving community, schools, a hospital and gym facilities for his employees and their families. He carved roads through the mountains to connect people to opportunities and long before sustainability became a necessity, he began reforesting a barren landscape, transforming it into the lush and vibrant Oasi Zegna, a living testament to his deep respect for nature.
For 115 years, the Group’s business has been guided by his commitment to entrepreneurship, quality, and responsibility. More than a century later, this spirit endures. The Ermenegildo Zegna Group is not just custodian of three authentic brands and a unique Italian Filiera (integrated supply chain), we are also custodians of a greater purpose: to preserve the environment and enhance the world around us. At Ermenegildo Zegna Group, in fact, we believe that true luxury is not just about what we create, but how we create it, with integrity, care, and a promise to give back.
The business model adopted within the Group is committed to both vertical integration and a widening span of activities within our industry. A bold vision and a quest for innovation and beauty underpin our expansion. By investing in a culture of beauty we promote knowledge and skills acquisition (human capital), social capital of trust, as well as symbolic capital of identity and recognition (intellectual capital, social and relationship capital). Our commitment inspires everything we do, from the technology we use to create our products to the constant dialogue we have with our customers, our suppliers, our shareholders and all other stakeholders.
This mission has been carried forward through three generations of the Zegna family, who have led the Group since the foundation of the small wool mill in Trivero in 1910.
In the 1980s, ZEGNA internationalization strategy continued with the opening of the first boutique in Paris (1980), followed by boutiques in Milan (1985), New York(1985), London (1987), Tokyo (1989), Beijing (1991) and Hong Kong (1993), making Ermenegildo Zegna one of the first luxury brands to establish a presence in Greater China.
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

The Made in Italy Luxury Textiles Platform Acquisitions
The Group’s expansion continued with the acquisition of Thom Browne and, more recently, TOM FORD FASHION business.
In 2018 the Group acquired an 85% interest in Thom Browne, a leading and fast-growing luxury brand focused on high-end menswear and womenswear that was founded by Mr. Thom Browne in 2003 and is based in New York. In June 2021, the Company acquired an additional 5% interest in Thom Browne and in June 2024 Mr. Thom Browne exercised a put option to sell to the Company an additional 2% of Thom Browne Inc. (the parent company of the Thom Browne group), for total consideration of $25 million (€22,752 thousand), following which the Group holds 92% of the Thom Browne group.
On April 28, 2023, the Company completed the acquisition of Tom Ford International (“TFI”) (the “TFI Acquisition”), through which it acquired the company that owns and operates the TOM FORD FASHION business, as part of a transaction in which sole ownership of the TOM FORD brand, its trademarks, and other intellectual property rights have been acquired by The Estée Lauder Companies Inc. (“ELC”) and TFI has become a long-term licensee of ELC for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, by virtue of a long-term licensing and collaboration agreement with ELC for 20 years subject to renewal at TFI’s option for one further 10-year period subject to certain minimum performance conditions. The Group will be in charge of the end-to-end TOM FORD FASHION business, from collection creation and development to production and merchandising, as well as retail and wholesale distribution. The TOM FORD FASHION business, under the Group, operates a network of 64 directly operated stores globally at December 31, 2024.
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
As a result of the TFI Acquisition, the Group also obtained 100% of Tizeta S.r.l. (“Tizeta”), for which it previously held a 50% interest and accounted for the investment using the equity method, with the remaining 50% interest owned by TFI and being acquired by the Group through the TFI Acquisition.
The New York Stock Exchange Listing
On July 18, 2021, the Company entered into the Business Combination Agreement and certain other agreements in connection with the Business Combination. The Business Combination was consummated on December 17, 2021, as a result of which, on December 20, 2021, the Company’s Ordinary Shares started trading on NYSE.

Immediately prior to the consummation of the Business Combination, on the Closing Date, the Company (at the time Ermenegildo Zegna Holditalia S.p.A., an Italian joint stock company) implemented the Conversion and became a Dutch public limited liability company (naamloze vennootschap), upon which it changed its name to Ermenegildo Zegna N.V. and underwent a share split.
Warrant Redemption
Immediately following the Business Combination, the Company had public warrants outstanding and private placement warrants outstanding. On January 26, 2023, the Company announced a redemption of all warrants, following which 19,322,846 warrants were exercised on a cashless basis and 408,667 warrants were exercised for cash, resulting in the issuance of an aggregate of 5,761,067 Ordinary Shares. The 385,123 remaining outstanding warrants were redeemed on February 27, 2023.

B. Business Overview
The Ermenegildo Zegna Group is a global luxury player, leader in the high-end menswear business and internationally recognized for its unique supply chain, the so-called Filiera, made up of some of the finest Italian textile producers, fully integrated with the Group’s unique luxury manufacturing capabilities.
Grounded in a centenary thoughtful vision and a spirit to think and act inclusively and responsibly, Ermenegildo Zegna Group over the years has continued to uphold its legacy - be a true innovator with an uncompromising focus on quality – while caring for the protection of the environment and nurturing the communities around its business.

Heritage, Italian craftsmanship, quality and innovation are key ingredients of its three complementary brands: ZEGNA, Thom Browne and TOM FORD FASHION. Through them, the Group’s reach expands to touch different communities, from the absolute iconic luxury, with its eponymous brand ZEGNA, to modern tailoring, with Thom Browne, to luxury glamour, with TOM FORD FASHION. Through its brands, the Group designs, produces, markets and distributes luxury menswear, footwear, leather goods and other accessories, luxury womenswear (under the Thom Browne and TOM FORD FASHION brands) and children’s clothing (under the Thom Browne brand). The three brands also have selected third-party license agreements for specific product categories. Thanks to its Filiera, the Group covers the entire value chain from the production of the finest raw materials - under the brands Lanificio Ermenegildo Zegna, Dondi, Bonotto, Tessitura di Novara, Tessitura Ubertino, as well as the minority-owned Filati Biagioli Modesto and Luigi Fedeli e Figlio - to the finished products realized in its luxury manufacturing facilities.

The Group operates in three segments: the Zegna segment (comprising three product lines: ZEGNA brand, Textile and Other, which mainly relates to agreements with third party brands), the Thom Browne segment and, following the TFI Acquisition in 2023, the Tom Ford Fashion segment.

The following charts show consolidated revenues by segment for the years ended December 31, 2024, 2023 and 2022.
Consolidated revenues by segment and by geographic area (€ millions, except percentages)

______________________
Note: Revenues excluding intercompany eliminations, which were equal to €31.5 million in 2024, €33.3 million in 2023 and €14.8 million in 2022.

The Group distributes its products world-wide and has a well-balanced presence among all its regions.

The following charts provide a breakdown of consolidated revenues by geographic area for the years ended December 31, 2024, 2023 and 2022.
______________________
Note: EMEA comprises Europe, the Middle East and Africa.
Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
Revenues excludes “other revenues”, mainly royalties, for €2,343 thousand in 2024, €2,958 thousand in 2023 and €3,237 thousand in 2022.

Industry
Industry information contained in this section is based on the Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2024 (the “Bain-Altagamma Study”), unless otherwise indicated.
The Ermenegildo Zegna Group operates in the personal luxury goods market, which includes the following product segments: accessories, jewelry, beauty, apparel and watches. By product, we primarily focus on the apparel and accessories segments of the personal luxury goods market. The luxury textiles market, which accounts for less than 10% of the Group’s consolidated revenues after eliminations, is not discussed in this section.
Demand in the personal luxury goods market, especially in the absolute luxury segment, is characterized by a low price-sensitivity. Instead, demand is more likely driven by tangible and intangible factors which fuel brand equity and desirability. Brand equity is made of several important components, including heritage, exclusivity, recognizability, quality, and experience.
According to the Bain-Altagamma Study, the global personal luxury goods market had a total estimated value for the year 2024 of approximately €363 billion. After a steady growth for about two decades with a compound annual growth rate (“CAGR”) of 6% from 1996 to 2019, and after the 2021-2022 V shaped rebound that followed the Covid-19 pandemic and which led to continued growth in 2023, for the first time in 15 years since the 2009 crisis (excluding the decline caused by the Covid- 19 pandemic) the personal luxury goods market in 2024 is expected to report a decrease of 2% versus 2023, at current exchange rates.

The chart below sets forth the evolution of sales in the global personal luxury goods market from 1996 to 2024 (the data for 2024 being an estimate).
Personal Luxury Goods Market Evolution – €bn

Source: Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2024, dated November 14, 2024.

The Bain-Altagamma Study estimates the personal luxury goods market to reach the range between €363-375bn in 2025 with a growth of 0-4% at constant exchange rates compared 2024, with China and the rest of Asia (excluding China and Japan) leading the growth with an expected 4.6% YoY and 4.7% respectively.
In addition, the Bain-Altagamma Study estimates the market to reach €460-500bn in 2030 with a growth of 4-6% at constant exchange rates compared to the estimated 2024 level, with the online channel being the main driver representing about one-third of the total (compared to approximately 20% in 2024). The growing addressable market paired with the growing polarization of wealth is expected to be the main driver of growth of the sector.

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
Competitive Strengths

As Ermenegildo Zegna Group, we operate in the personal luxury goods market. Although in this arena we compete with other global companies, we believe we have unique advantages to successfully compete and further strengthen its presence and leading position. Heritage, Italian craftsmanship, undisputed legacy along with a portfolio of complementary brands with significant untapped growth potentials represent strong and prime assets for the Group.
We believe that the following key competitive strengths have been the primary drivers of the Group’s historic success and continue to be pillars of its future growth strategy.

Heritage
Since the foundation of Lanificio Ermenegildo Zegna e Figli S.p.A. (“Lanificio” or “Lanificio Ermenegildo Zegna”) at the beginning of the past century, the name Zegna has been synonymous with quality, style and innovation for men’s fashion. This has been and continues to be true for the ZEGNA brand and the Ermenegildo Zegna Group.
Luxury Menswear Leadership

The Ermenegildo Zegna Group has a consolidated leadership position in luxury menswear, rooted on its 115-years of history. This undisputed legacy, along with a portfolio of unique and complementary brands, constitutes the Group’s main competitive strength. ZEGNA has evolved from being one of the most recognized brands in men’s tailoring to become an icon brand in the men’s timeless luxury segment with a top-class retail network in the most important luxury streets and shopping malls. The addition of Thom Browne in 2018 and TOM FORD FASHION in 2023 has further strengthened the Group’s leadership by capturing distinctive and complementary segments of clientele, while leveraging on the Group’s textile and manufacturing know-how.
Luxury Filiera
The Ermenegildo Zegna Group controls an integrated luxury textiles and manufacturing chain, vertically integrated from the sourcing of the finest raw material to the production of high-quality garments. Through the historical Lanificio Ermenegildo Zegna as well as the more recent acquisitions of Dondi, Bonotto, Tessitura Ubertino, and the minority interests in Filati Biagioli Modesto, the Group has built an in-house textiles platform that provides a unique competitive hedge in term of innovation capacity and research of the finest and highest performing fabrics with the best quality. The importance of innovation is also testified by our over 325 employees dedicated to research and development activities.
The textile platform, integrated with state-of-the-art manufacturing capabilities, represents a key competitive advantage that the Group can offer to the brands in its portfolio. It also offers significant barrier to entry in the strategic Made-to-Measure business. The Group offers personalized products through its Made-to-Measure (Su Misura) and bespoke services (that take customization to a higher level) for its three brands with a best-in-class lead time that goes from 2 weeks (in some key stores) up to 4 or 6 weeks. Management believes that the breadth of the offering and the lead times, as well as the service quality and the experience provided to customers, are setting the standards in the industry. These services enable us to cultivate meaningful client relationships, develop a loyal customer base and drive new customer engagement.
Complementary Portfolio of Uniquely Positioned Luxury Brands
Ermenegildo Zegna Group is made of three brands complementary across styles, occasions of use, and aesthetic.
ZEGNA, the Group’s eponym brand, is a leading brand in the men’s timeless luxury segment. Authenticity represents the brand’s core and true value. The brand’s authenticity stands not only on more than 115 years of unique heritage but also in a responsible vision which started since its foundation and has been passed down through the generations, ensuring that giving back, responsibility towards the environment and community well-being remain key values for the brand. An expression of this vision is a freely accessible natural reserve covering approximately 100 square kilometers from the small village of Trivero, where the Group originated, to the peaks of the Biella Alps in Italy. This area was created by the Group’s founder over 100 years ago and rebranded “Oasi Zegna” in 1993. Oasi Zegna has been and continues to be an important source of inspiration for the ZEGNA brand’s collections and for the brand iconic products.
Thom Browne. Distinctive craftsmanship, undisputed tailoring know-how and proud community are the key ingredients of the brand success in both men and womenswear. Thom Browne has a wide range of luxury and fashion clients that appreciate the unique design and quality.
TOM FORD FASHION. Added to the Group in 2023, TOM FORD FASHION completes the Group’s offering delivering an alluringly modern aesthetic for a client who pursues recognition, product excellence and impeccable fit.
All three brands have untapped growth potential in terms of products, countries and channels to be exploited in their respective reference markets. In particular, Thom Browne and TOM FORD FASHION also give us exposure to the womenswear and leather goods luxury markets.

World-Class Customer Relationship Management (CRM) Capabilities.
The Group’s clienteling business model puts the customer at the center. We believe that only a controlled distribution network, along with a unique CRM expertise, can provide a distinctive, world class experience to its clients. Over recent years, the Group, leveraging on an undisputed clienteling know-how, has developed highly sophisticated and innovative CRM tools, able to connect with clients across multiple touchpoints, offering an expanded range of services, allowing to reach a wider, younger, and increasingly diverse audience while reinforcing the identity, history and values of the brands and aimed at meeting the growing challenges that the luxury market is facing. Our DTC network is essential to implement successfully our clienteling strategy while embracing a unique client journey. The Group has developed a strong, well balanced, international network of 461 Directly Operated Stores (DOSs) in 34 countries around the world as of December 31, 2024, accounting for 71% of consolidated revenues in 2024. The Group’s strengthening of the DTC channels will continue to remain a significant pillar of its future growth strategy for all its brands, ZEGNA being the most advanced in this journey.
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
Strategy
Ermenegildo Zegna Group intends to reinforce and extend its leading position in the luxury market by continuing to develop its three brands in their unique and highly complementary reference markets, strengthening its one of a kind Filiera, while always seeking to respect the planet and foster its community. In particular, the Group intends to:

a.Continue nourishing ZEGNA as a reference brand in the timeless luxury menswear business;
b.Support the rebalance of Thom Browne’s distribution channels, focusing on strengthening its DTC presence, while fostering the brand’s global business expansion, in particular in North America, and developing further the womenswear collections and leather goods accessories business, always respecting the Brand’s authenticity and unique DNA;
c.Continue to work on aligning the business of TOM FORD FASHION to the brand’s world-wide awareness and allure in the luxury sector and support the new creative designer’s brand vision, while completing the reinforcement of the organization structure both centrally and at regional level;

d.Consistently pursue a sustainable development of the Group’s business, leveraging on its superior Made in Italy integrated know-how. Respect for the planet, community and diversity support and traceability are some of the most important pillars for the Group’s future growth. In addition, the Group aims at investing in its directly controlled Made in Italy luxury textiles and manufacturing platform, which represents a strategic competitive advantage fueling quality, speed, and innovation capacity.
ZEGNA brand Strategy

    One Brand. With the Fall/Winter 2022 season, Ermenegildo Zegna, Z Zegna, and Ermenegildo Zegna XXX brands have been consolidated into a single brand, ZEGNA, characterized by a new logo and a distinctive signifier. The new brand, logo, and signifier are designed to be iconic and immediately recognizable. This strategy keeps proving to be successful both with new and existing customers. The One Brand strategy, together with the evolution of the collections, as described below, has enabled the brand to enrich its sales mix towards the higher end of the luxury goods pyramid and has offered additional opportunities for a successful brand amplification allowing ZEGNA to expand its reach to a broader and younger client base.

Collections evolution. In recent years, as part of the One Brand Strategy, ZEGNA’s collections have evolved from primarily pure formalwear to a new definition of the men’s style that we call “luxury leisurewear”: a new, understated, versatile wardrobe in which the utmost ZEGNA quality is combined with performance and comfort, designed to meet the changing preferences of customers and their demand for greater comfort, modern aesthetic, excellent quality and product and style durability. In the meantime, management has also pursued the creation of iconic timeless products, such as in the shoes segment with the Triple Stitch family. We believe that there are significant opportunities to capitalize on the brand recognition iconizing our products.
Along with this evolution, management intends to continue to protect and further elevate the leadership of ZEGNA in the formalwear to capitalize on formalwear’s broadening occasions of use, from office to social life, through an increasing elevation of products and customer services including the offering of unique Made to Measure and bespoke services and through innovative forms of tailoring such as the case of chore jackets. The vertical integration of the Group’s supply chain represents a unique enabler for the evolution of ZEGNA collections.
Client-centricity and experience. Management intends to continue to develop a uniquely recognizable ZEGNA retail experience, fully designed around the customers’ needs and able to convey the brand’s values and unique legacy. The ZEGNA clienteling journey under the One Brand Strategy evolved from engaging with clients only during purchase transactions to creating relations and providing immersive experiences for them to engage with the brand. An ultimate expression of this journey is represented by the VILLA ZEGNA project. This started with the launch of the Oasi Zegna book in April 2024 in Milan, then moved to Shanghai in May and to New York City in September 2024 and now is expected to travel around the world providing an exclusive and intimate shopping experience along with dedicated and personalized collections is the new frontier of the brand’s clienteling approach.
Thom Browne brand Strategy
A distinctive and innovative brand. Thom Browne’s brand is distinctive, innovative and well established among luxury designer brands. It has a loyal and authentic customer base, proud to be part of the Thom Browne community. It has expanded its products offering across menswear, womenswear, and accessories. While more established in Asia, it is now strengthening its presence and increasing penetration in Europe and the Americas.
Growth Strategy. The Group intends to continue leveraging on the brand’s unique proposition strengthening its brand equity in menswear and, even more, in womenswear and leather goods, continuing to develop iconic styles while maintaining a creative, thought-provoking design style with strong tailoring aesthetics and an innovative communication approach.
The brand has five main growth levers:
•Protect its unique and distinctive style while expanding its community;
•Reinforce a DTC-driven organization;
•Enhance brand awareness in key regions and in particular in the United States;
•Boost expansion in unpenetrated categories, in particular in womenswear, shoes and leather goods;
•Maintain a highly selective presence in the wholesale distribution channel with the aim of developing long-term valuable partnership with tier 1 wholesalers.
TOM FORD FASHION Strategy

Alluringly modern aesthetic brand. TOM FORD is an iconic brand, perceived as an influential voice in the global luxury industry. The TOM FORD FASHION collections enjoy a glamour luxury positioning characterized by absolute product excellence and impeccable fit.
In September 2024, TOM FORD announced the appointment of Haider Ackermann as Creative Director. In his new role, Ackermann assumed the creative leadership across all TOM FORD fashion categories, including menswear, womenswear and accessories, and guides the creative vision for the overall brand.

Fashion business strategy. The Group ambition is to create collections that blend innovation with artisan craftsmanship, with the aim of aligning the fashion business to its extraordinary global recognition. The Group intends to grow the TOM FORD FASHION business by pursuing the following strategies:
•Support the new creative designer in amplifying the brand’s positioning in the glamour luxury space;
•Enhance the retail experience by focusing on improving productivity of the existing network, while selectively expanding;
•Enhance CRM/clienteling tools, leveraging on the Group’s know-how and infrastructure;
•Leverage geographic expansion by fulfilling untapped potentials in markets where the brand has strong recognition, while starting to penetrate underexplored markets;
•Diversify product merchandising by rebalancing the gender mix with the goal of further increasing the contribution of womenswear collections, leather goods accessories and shoes;
•Optimize the supply chain by leveraging on the Group’s platform and best practices.
Ermenegildo Zegna Group Business Model
The Group carries out its business activities through three operating segments: the Zegna segment, the Thom Browne segment and the Tom Ford Fashion segment. Prior to the TFI Acquisition (completed on April 28, 2023), the Ermenegildo Zegna Group was organized in two segments: the Zegna segment and the Thom Browne segment.
The Zegna segment consists of three product lines: the ZEGNA brand, the Textile, and “Other” which mainly consists of Third Party Brand’s revenues.
The Thom Browne segment corresponds to the Thom Browne business headed by the Company’s majority-owned subsidiary Thom Browne Inc.
The Tom Ford Fashion segment corresponds to the fashion business of the TOM FORD FASHION brand, which became part of the Group following the TFI Acquisition. The Tom Ford Fashion segment includes all activities related to TOM FORD FASHION, from collection creation and development to merchandising, through to production, as well as retail and wholesale distribution.
Zegna segment
ZEGNA brand Product Line
For the years ended December 31, 2024, 2023 and 2022, the ZEGNA brand generated revenues equal to €1,163,722 thousand, €1,109,491 thousand, and €923,942 thousand, respectively, representing 59.8%, 58.3% and 61.9% of our revenues after eliminations. The ZEGNA brand includes luxury leisurewear, formalwear, leather accessories and other ZEGNA brand products.
ZEGNA offers pre-collections and main collections organized in two seasons (Fall/Winter and Spring/Summer). ZEGNA collections include both seasonal products (which change from season to season) and continuative products (called “Essentials”) which are generally cross-season models. Essentials collections increasingly include iconic products, which are highly distinctive and easily recognizable.
In 2024, the brand moved from a traditional approach with seasonal deliveries in store to the offer of monthly drops with a 360 degree activation among all touch points, from communication, windows, and clienteling actions.
ZEGNA brand collections include:

–Luxury Leisurewear. In recent years, ZEGNA’s menswear collections have shifted towards a new definition of menswear style, commonly referred to as “luxury leisurewear”: a new, versatile wardrobe that builds on our tradition of excellence yet designed to face the needs of a man living in a fast-paced world and define the way a modern man should dress for different occasions. ZEGNA luxury leisurewear ranges from knitwear to jeans, jersey and shirts, fabric and leather outerwear and accessories.

–Tailoring. ZEGNA is historically known for being at the forefront of men’s tailoring with its iconic suits and tuxedos. The ZEGNA formalwear offering ranges from formal suits to tuxedos, shirts, blazers, formal coats, accessories up to new evolutions of formalwear represented by chore jackets.

–Made to Measure. Our offer for both luxury leisurewear and formalwear also includes the Made to Measure (Su Misura) service, whereby customers may, following a meeting with a style advisor, order their custom-made garments with their fabric, style and finish of choice. This service is available not only for suits, but also for shoes, outerwear, shirts, pants, knitwear, denim and jersey. On top of the Made to Measure services, ZEGNA offers also bespoke services that take customization to a higher level including the full experience of putting together a unique piece, from the sketches and design to the choice of the fabrics. Each piece is made specifically for the customer by our tailors in our ateliers in Milan and in Paris, or during some exclusive, upon-invitation only events like, as an example, the VILLA ZEGNA, Suite Zegna or trunk shows, where top clients experience a dedicated service crafted around their needs and characteristics.
–Leather Accessories. Leather accessories comprise shoes (sneakers and other shoes), bags, belts and small leather accessories. Our shoes’ offer has in recent years shifted from a prevalence of more formal shoes towards the increasing importance of certain highly recognizable luxury casual sneaker (such as the Triple Stitch family). Our shoes are made in Italy, like most other leather accessories. We also provide our customers with the possibility to customize their preferred shoes through our Made to Measure service.
–Other ZEGNA brand products. ZEGNA licenses its brand to third parties for the manufacturing and distribution of eyewear, cufflinks and jewelry, beachwear, underwear and fragrances. All licensed products are generally sold by ZEGNA through its DTC channel and by the licensing partners to wholesale customers and to other prestigious retailers. The table below shows the product categories for which we license the ZEGNA brand as of the date of this report.

Product category	Licensee	Start Date
Eyewear	Marcolin Group	Since 2013
Cufflinks/Jewelry	Tateossian	Since 1999
Underwear and Beachwear	Isaseta	Since 2016 for Underwear Since 2017 for Beachwear
Fragrances	Give Back Beauty	Since July 26, 2023(1)
______________________
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
As part of its activities, ZEGNA has also entered into strategic partnerships for co-branding projects in order to strengthen the link with other luxury brands and mutually enhance the respective brands’ value. The co-branding agreements set forth the terms for the production of certain selected co-branded products and the relevant co-marketing activities. Co-branded products are sold through our DTC channel or through the monobrand stores and distribution networks of our co-branding partners.

Textile Product Line
For the years ended December 31, 2024, 2023 and 2022, the Textile product line generated revenues after eliminations equal to €138,153 thousand, €150,986 thousand and €136,769 thousand, respectively, representing 7.1%, 7.9% and 9.2% of our revenues after eliminations. The Textile product line is engaged in the design, manufacturing and sale of luxury fabrics under the brands Lanificio Ermenegildo Zegna, Dondi, Bonotto, Tessitura di Novara, Tessitura Ubertino. We believe that the exceptional quality of the textiles used in our garments is one of the principal reasons for the success of the Group through the years. The Group also holds a minority interest in Filati Biagioli Modesto (45%) and acquired a 15% interest in Luigi Fedeli e Figlio S.r.l., the world-renowned maker of fine Italian knitwear and yarns.
The activities of the Textile product line are focused on the research and development of excellence in all of our fabrics, in terms of product quality, style, design, and technical features.
Some of the fabrics are developed exclusively for the ZEGNA brand, including those used for the Oasi Cashmere and Oasi Lino collections. We otherwise sell our fabrics both to other product lines of the Zegna segment or to the Thom Browne and Tom Ford Fashion segments, and to third party customers, which include other luxury brands, specialized players or tailoring businesses. We regularly take part in textile fairs and exhibitions to market the products of our Textile product line to the industry’s specialized players. In addition, we have a global network of sales representatives that assist us with the marketing of such products to tailors worldwide.
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
Other Product Line
For the years ended December 31, 2024, 2023 and 2022, the Other product line generated revenues after eliminations equal to €15,546 thousand, €30,131 thousand and €102,115 thousand, respectively, representing 0.8%, 1.6% and 6.8% of our revenues after eliminations. The Other product line is primarily engaged in the manufacturing and the supply of apparel for men to Dunhill and Gucci. Until the closing of the TFI Acquisition, the Other product line was also involved in the manufacturing (and until the Fall Winter 2022 collection also distribution) of menswear under the TOM FORD brand.
TOM FORD. We acted as an exclusive licensee for the manufacturing and distribution of menswear under the TOM FORD brand from 2004 until the Fall/Winter 2022 collection. In connection with the closing of the TFI Acquisition, the Ermenegildo Zegna Group has become a long-term licensee of The Estée Lauder Companies for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, by virtue of a long-term licensing and collaboration agreement with ELC for 20 years subject to renewal at TFI’s option for one further 10 year period subject to certain minimum performance conditions. As a result, as of April 29, 2023 TOM FORD FASHION business is reported as a separate operating segment of the Group (prior to the TFI Acquisition, it was reported within the Other product line (previously referred to as Third Party Brands) within the Zegna segment).

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
Thom Browne segment
For the years ended December 31, 2024, 2023 and 2022, the Thom Browne segment generated revenues after eliminations equal to €314,712 thousand, €378,410 thousand and €330,014 thousand, respectively, representing 16.2%, 19.9% and 22.1% and of our revenues, respectively, after eliminations.

Thom Browne is a renowned luxury brand founded by Mr. Thom Browne in 2003 in New York. In 2018, the Group completed the acquisition of an 85% shareholding of Thom Browne Inc., the holding company of the Thom Browne business. In June 2021, we acquired an additional 5% equity interest in Thom Browne Inc and on June 6, 2024, Mr. Thom Browne exercised his put option to sell to the Group an additional 2% of Thom Browne Inc., for total consideration of $25 million (€22.8 million), following which the Group holds 92% of the share capital of Thom Browne Inc. Under a put option agreement between Ermenegildo Zegna Group and Mr. Thom Browne, Mr. Thom Browne has the right, but not the obligation, to sell to the Company the remaining 8% of the share capital of Thom Browne Inc. not owned by the Group, in two tranches representing 5% and 3% that are based on the 2028 and 2030 EBITDA of the Thom Browne group, respectively (subject to potential deferral until 2032).
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
Tom Ford Fashion segment
For the years ended December 31, 2024 and 2023, the Tom Ford Fashion segment generated revenues after eliminations equal to €314,514 thousand and €235,531 thousand (since the consolidation in April 29, 2023) respectively representing 16.2% and 12.4% of our Group’s revenues, after eliminations.
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
Building on the TOM FORD DNA of confidence, modern luxury glamour, refined elegance and mysterious allure, TOM FORD FASHION has all the cards to be positioned as a global luxury lifestyle house that blends innovation with artisan craftsmanship, delivering an alluringly modern aesthetic across diverse yet unified offerings that prioritize luxury, product excellence, and impeccable fit.
On September 4, 2024, TOM FORD announced the appointment of Haider Ackermann as its new Creative Director. In his role, Ackermann assumed the creative leadership across all TOM FORD fashion categories, including menswear, womenswear, accessories and eyewear, and guide the creative vision for the overall brand.

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
The Design and Merchandising teams then work closely with the product developers and modelers, who transform sketches into models and prototypes. This is a key phase because of our production process, as it allows the Design and Product teams to assess the look, feel and functionality of the products and to possibly anticipate any issues that may arise during the manufacturing process. Once the prototypes are approved, we develop sample collections.
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
The Group has several logistics centers in Italy, Switzerland, North America, China, Japan and South Korea.
Marketing and Advertising
Advertising and promotional activities are critical for luxury companies like us to enhance the brand recognizability, influence purchase selection, and encourage brand loyalty over time. The Group invests significant resources in advertising, communication and marketing, which include a full set of activities ranging from pure digital and social media marketing initiatives to events like fashion shows, product collaborations and co-marketing projects. In 2024, 2023 and 2022, marketing expenses amounted to €121,384 thousand, €114,802 thousand and €85,147 thousand, respectively.
ZEGNA’s marketing strategy is based on an all-round approach with the customer at its center and a more sophisticated one-to-few approach. We manage the relationship with our customers from an omni-channel perspective, enhancing the interaction between the digital and physical dimensions. Our customers shop across different channels, and through digital tools we directly and regularly inform them about new campaigns, products, and collaborations using original content we develop and produce for a specific project or collection. We aim to provide tailored content and messages to our customers and, through our presence on social media, we translate our craft and products into a narrative aimed at attracting our customers through inspiration. All of our marketing campaigns focus on storytelling to strategically solidify our values and unique legacy in our customers’ minds. Our One Brand strategy and repositioning have provided enhanced opportunities for brand amplification, including advertising campaigns focusing on our iconic products such as the Triple Stitch or our Oasi Cashmere and Oasi Lino collections.
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
With respect to the Thom Browne segment, Thom Browne presents its seasonal collections in New York or Paris through spectacular, theatrical and conceptual fashion shows during the men’s and women’s fashion weeks. These shows contribute to positioning the brand at the pinnacle of fashion and creativity, are the source of the narrative for each season and help generate significant editorial coverage in fashion, art and culture publications, both on paper and online. This innovative approach makes Thom Browne the brand of choice for a number of VIPs and celebrities worldwide. From highly successful actors and musicians, to athletes, actors and musicians of worldwide fame, the brand has proven to have a very strong appeal.
We are seeking to strengthen the historical customer loyalty enjoyed by the Thom Browne brand, through reinforced customer relationship management tools and initiatives, while addressing the marketing message to a wider audience.

TOM FORD FASHION aims at creating consistent storytelling through lookbooks, editorial and campaign assets, and runway shows that create a unified narrative across men’s, women’s, eyewear and beauty offerings with the goal of establishing the brand as a true global lifestyle icon.
Seasonal collections are unveiled during sophisticated, elegant, and modern fashion shows that empower the brand to position itself as the pinnacle of true luxury, create engaging content, indulge and entertain top clients and partners, as well as to develop a carefully curated list of VIP attendees that encompass the TOM FORD FASHION man and woman.
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
Our monobrand presence includes our DOSs (which are divided into full-price boutiques and outlets), directly managed online boutiques and our franchisees’ monobrand stores. Our multi-brand presence includes department stores, specialty stores and e-tailers.
Zegna segment
For the year ended December 31, 2024, €1,004.3 million of ZEGNA brand revenues (equal to 86% of total revenues of the product line) were generated through the DTC channel and €159.4 million were generated through the wholesale distribution channel and royalties.
DTC Channel
As of December 31, 2024, ZEGNA operated 281 DOSs, of which 76 were in EMEA, 72 were in the Americas, 78 were in the Greater China Region, and 55 were in Rest of APAC. For the year ended December 31, 2024, the DTC channel generated revenues representing 86% of the ZEGNA brand revenues. ZEGNA DTC channel is distributed throughout the main markets in which the brand operates. ZEGNA focuses on maintaining a presence in prestigious and strategic locations, and in certain cases it enters into joint ventures with local partners in jurisdictions where ZEGNA would not be able to operate directly without a local partner or where the presence of a local partner is beneficial due to its knowledge of the local market and regulations. As an example, ZEGNA entered into joint ventures in the United Arab Emirates, Vietnam and India (all controlled by the Group and consolidated on a line-by-line basis for accounting purposes).
The aesthetics and customer experience of our DOSs are carefully planned and designed by ZEGNA Artistic Direction team. Once opened, an internal staff of architects and visual merchandisers who are supported by external professional firms constantly maintain and restyle our DOSs as required. In addition, ZEGNA management has in place specific training programs dedicated to sales staff, focusing on product knowledge, outreach/clienteling and customer service.

The DTC channel also includes an e-commerce shop operated directly through www.zegna.com website, outlets, concessions within department stores around the world, certain travel retail stores directly operated by the brand and other e-commerce platforms where the brand operates directly through e-concessions (such as TMall Luxury Pavilion, Farfetch and WeChat), whose sales systems are integrated with ZEGNA’s sales and warehouse management systems.
Wholesale Channel
As of December 31, 2024, ZEGNA monobrand distribution network included 118 points of sale operated by wholesale partners, of which 44 were in EMEA, 59 were in the Americas, 11 were in the Greater China Region, and 4 were in Rest of APAC. For the year ended December 31, 2024, the wholesale channel, including multibrand stores and royalties, generated revenues representing 14% of the ZEGNA brand revenues.

    Our wholesale distribution channel has developed different types of agreements with wholesale customers, including in particular:
•Franchisees, which operate monobrand stores exclusively under the ZEGNA brand, in exchange for the payment of royalty fees to ZEGNA based on sales volumes. The franchising agreements governing these relationships typically have a medium term (providing for an automatic renewal or a renegotiation period prior to the term expiry). The contractual arrangements may also provide for minimum purchase obligations by the franchisee, and for the obligation by ZEGNA and/or the franchisee to invest certain amounts in marketing activities. Starting from January 1, 2024 ZEGNA has internalized its franchising operation in South Korea, which is now operated via DOSs.
•Department stores and multibrand specialty stores, which purchase ZEGNA products for resale in their stores, sometimes in specific ZEGNA branded wall units. The contractual arrangements with this type of customer vary based on the relevant store’s standard terms.
•Online multibrand stores. ZEGNA brand are also sold via prestigious online multi-brand stores such as SSENSE, Mr. Porter and JD.
As with the DTC channel, ZEGNA carefully manages and, if necessary, customizes its distribution policies for wholesale customers.
We believe that a very selected wholesale presence is still strategic as it provides constant benchmarking opportunities and external feedback hence allowing a constant monitoring of the positioning of ZEGNA brand and products vis-à-vis those of our competitors.
Thom Browne segment
For the year ended December 31, 2024, €186.1 million of the Thom Browne segment’s revenues was generated through its DTC channel (equal to 59% of total revenues of the product line) and €128.6 million were generated through the points of sale operated by Thom Browne’s wholesale distribution channel and royalties.
DTC Channel
As of December 31, 2024, Thom Browne operated 116 DOSs, of which 9 were in EMEA, 28 were in the Americas, 40 were in the Greater China Region, and 39 were in Rest of APAC.
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
Wholesale Channel
As of December 31, 2024, Thom Browne’s monobrand distribution network included 21 points of sale, of which 5 were in EMEA, 1 were in the Americas, 10 were in the Greater China Region, and 5 were in Rest of APAC.
On top of the wholesale monobrand stores, the Thom Browne segment’s wholesale distribution channel also consists of selected multibrand department and specialty stores globally and e-tailers.
Tom Ford Fashion segment
For the year ended December 31, 2024, €200.3 million of the Tom Ford Fashion segment revenues was generated through its DTC channel (equal to 64% of total revenues of the product line) and €114.2 million were generated through the wholesale distribution channel and royalties.
DTC Channel
As of December 31, 2024, TOM FORD FASHION business operated 64 DOSs, of which 11 were in EMEA, 13 were in the Americas, 12 were in the Greater China Region, and 28 were in Rest of APAC.
Wholesale Channel
As of December 31, 2024, TOM FORD FASHION’s monobrand distribution network included 64 points of sale, of which operated 16 were in EMEA, 46 were in the Americas, 0 were in the Greater China Region, and 2 were in Rest of APAC.
The TOM FORD FASHION wholesale distribution channel also consists of a presence in a selected number of wholesale multibrand stores globally.
Intellectual Property
Zegna segment
As of the date of this report, and with an overall trademark portfolio including more than 3,800 registrations, the principal owned trademarks or trade names that we use in the Zegna segment’s business are “Zegna,” and the new logo “232 Brand Mark” as well as trademarks protecting certain products and the main marketing projects such as our capsule collections, which we have filed or registered in all the relevant products and services classes and in all of the countries in which we operate in the logo version and/or in the word/standard characters version or in versions which are adapted to various local alphabets or ideographs (e.g., Zegna written in Japanese, Katakana syllabary, in Chinese ideographs, Thai characters, or in the Arabic or Georgian alphabet).
Additionally, we have a portfolio of more than 630 domain names, including (i) registrations in all the countries in which we operate, (ii) the most common Zegna and Ermenegildo Zegna typos and (iii) early and basic protection for our main business and marketing projects.
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

We devote significant resources to the protection and enhancement of our intellectual property assets and actively monitor the market, offline and online, for infringements or abuses of our trademarks, domain names and product designs. We are also active in enforcing our rights against third party infringements, including through judicial actions. In addition, we monitor third party applications for registration of trademarks that could be confused with our trademarks, and file oppositions against the applications for, or the registration of such trademarks in accordance with the laws and regulations of the relevant jurisdictions and cooperate with competent authorities worldwide to fight the counterfeiting of our products.
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
Tom Ford Fashion segment
As of the date of this report, TFI and its subsidiaries operating the TOM FORD FASHION business do not generally maintain trademarks, copyrights, patents, or domain names in their own name. Rather, pursuant to the TFF License with The Estée Lauder Companies, TFI is licensed to use the TOM FORD FASHION intellectual property for men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products worldwide.
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
Research and Development

Our competitiveness depends on, among other things, our ability to anticipate trends and to identify and respond to new and changing consumer preferences. We therefore devote significant resources to various research and development activities to design, create and develop new products for our collections. As of the date of this report, over 325 of our employees were involved in our research and development activities across the Zegna, Thom Browne and Tom Ford Fashion segments.

Our research and development activities mainly relate to the development of new patterns and designs for our fabrics, the research of innovative and technological materials with specific features, the design, modeling and development of new products and the creation of prototypes.

In recent years, our research and development efforts have been dedicated to creating iconic products with high visibility and strong growth potential, designing catwalk collections and selective drops, and developing innovative materials — such as Vellus Aureum, an exclusive high-end fabric crafted from the finest and rarest Merino wool.

Regulatory Environment
We are required to comply with the laws and regulations applying to our products and operations in the various jurisdictions in which we operate, particularly in relation to the protection of intellectual property rights, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, including materials of animal origin, data protection, limits on cash payments, worker health and safety, environment and economic sanctions. We also use certain rare raw materials, such as vicuña yarns, which are only available in a very limited quantity and subject to strict export and processing regulations. Virtually all of our imported products are subject to custom duties and other taxes, which may impact the price of such products. We maintain compliance procedures and policies to assist in managing our import and export activities and ensure compliance with the laws and regulations of the jurisdictions where we operate.
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
We lease part of the real estate assets used in the Group’s business operations from EZ Real Estate S.r.l. (“EZ Real Estate”) and Alan Real Estate S.A., both subsidiaries of the Company until November 2021. These real estate assets include buildings that host our manufacturing facilities, corporate offices, showrooms, warehouses, land and other buildings, including our main manufacturing plants and offices in Italy (such as the Group’s headquarter offices in Milan, the manufacturing facility in Parma, San Pietro Mosezzo, Verrone and Oleggio, as well as part of the building located in Valdilana mostly occupied by us) and Switzerland (including the offices in Stabio and the manufacturing plant in Mendrisio) and certain ZEGNA stores, namely in Sandigliano and Oleggio (Italy) and London (United Kingdom).
We also own certain real estate assets (manufacturing facilities, warehouses and offices) used by Cappellificio Cervo in Sagliano Micca (Italy) and Dondi in Fossoli di Carpi (Italy) and Novi di Modena (Italy).
Our manufacturing facilities currently have capacity to increase production volumes if necessary to meet higher demand.
The following table sets forth information relating to owned real estate assets used in the conduct of our business at the date of this report.

Location	Use	Approximate Square Meters
Italy, Sagliano Micca, Via della Libertà 16	Factory, storage and offices	5,500
Italy, Fossoli di Carpi, Italy, via Budrione Migliarina 2/A	Factory, storage and offices	11,470
Italy, Novi di Modena, fraz. Rovereto sul Secchia, via Foscolo 11	Factory, storage and offices	975
Italy, Valdilana, via Diagonale 327	Factory, storage and offices	2,500

In addition, we lease space from third-parties, mainly related to our DOSs and other direct points of sale around the world, as well as for warehouses, offices and housing for our personnel. At December 31, 2024, we directly operated 461 DOSs, totaling approximately 100,000 square meters of gross area, pursuant to lease agreements.

On February 8, 2024, the Group announced plans to open a new luxury footwear and leather goods production facility in Sala Baganza (Parma, Italy). The facility is currently expected to be completed by the end of 2026 and will expand the Group’s production capacity, focusing mainly on men’s footwear and leather goods. The new facility will also act as research and development center and is expected to employ over 300 employees at full capacity in 2027. In 2024, the Group purchased plots of land in Sala Baganza (94,441 square meters) and Collecchio (2,631 square meters) on which the new facility will be built for an aggregate amount of €8.8 million. The Group also made additional investments of €3.3 million in 2024 for the ongoing construction of the facility (which were capitalized to property, plant and equipment in the consolidated statement of financial position at December 31, 2024 included elsewhere in this document).

The total carrying value of our property, plant and equipment at December 31, 2024 was €204,806 thousand compared to €159,608 thousand at December 31, 2023.
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
The Ermenegildo Zegna Group is a global luxury player, with a leading position in the high-end menswear business, internationally recognized for its unique textile and manufacturing platform. Heritage, Italian craftsmanship, quality and innovation are the key ingredients of its three complementary brands: ZEGNA, Thom Browne and TOM FORD FASHION, through which the Group reaches different communities, from ZEGNA’s absolute luxury, to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. Thanks to Thom Browne and TOM FORD FASHION, the Group can also play an important, and growing, role in the luxury womenswear and leather goods segment.
The Group was founded in 1910 in Northern Italy, in the town of Trivero, as a wool mill by Ermenegildo Zegna (the grandfather of the Group’s current Chairman and Chief Executive Officer) with the dream of creating the most beautiful and luxurious fabrics in the world. In the 60ies the Company moved from textile into men’s ready-to-wear while in the 80ies it expanded its business internationally with the opening of the first monobrand boutique in Paris in 1980 marking the beginning of an extensive retail network development at worldwide level. In 2018 it acquired 85% of Thom Browne Inc. (the Group owns 92% of Thom Browne Inc. at December 31, 2024) and on April 28, 2023, following the completion of the acquisition of Tom Ford International (“TFI”) (the “TFI Acquisition”), the Group became a long-term licensee of the Estée Lauder Companies Inc. (“ELC”) for the TOM FORD brand for men’s and women’s fashion and accessories business.
The Group’s Filiera, the unique supply chain composed by some of the finest Italian high-end textile producers fully integrated in the Group’s luxury manufacturing capabilities, represents an undeniable competitive advantage for all the Group’s brands.
The Group controls the most important phases of the value chain, from designing to manufacturing, and to distribution. Over the years, the Group has reached a significant international presence through the direct-to-consumer retail channel, as well as through selected wholesale customers. The Group and its brands are led by a world-class management team.
The Group operates its business in three segments: (i) the Zegna segment, comprising three product lines: ZEGNA brand, Textile and Other (which mainly relates to agreements with third party brands), (ii) the Thom Browne segment and (iii) the Tom Ford Fashion segment.
The following table presents the Group’s revenues, Profit, Adjusted EBIT and Adjusted Profit for the years 2024, 2023 and 2022. For additional information regarding Adjusted EBIT and Adjusted Profit, which are non-IFRS financial measures, including a reconciliation of Adjusted EBIT and Adjusted Profit to Profit, see “—Non-IFRS Financial Measures.”

	For the years ended December 31,
(€ thousands)	2024	2023	2022
Revenues	1,946,647	1,904,549	1,492,840
Profit	90,861	135,661	65,279
Adjusted EBIT	184,020	220,212	157,729
Adjusted Profit	97,776	145,235	73,629
The Group primarily operates via its worldwide direct-to-consumer (“DTC”) distribution channel through a network of 281 ZEGNA, 116 Thom Browne and 64 TOM FORD FASHION DOSs at December 31, 2024 (253 ZEGNA, 86 Thom Browne and 51 TOM FORD FASHION DOSs at December 31, 2023), including boutiques and outlets, as well as concessions with department stores. The DTC channel also includes a multibrand e-commerce marketplace. The Group also distributes its products worldwide through monobrand or multibrand points of sale operated by its wholesale customers, including franchisees, department stores, multibrand specialty stores and online multi-brand e-tailers. Taking into account both the DTC and the wholesale distribution channels, the Group is present in over 80 countries worldwide. The activities of the Textile product line, which is included within the Zegna segment, follows its own operational phases and logics. The Textile product line designs, manufactures and sells luxury fabrics under various brands to third party customers, as well as to other product lines within the Group, and the Other product line is primarily engaged in the manufacturing and supply of apparel for men to third party fashion brands, as well as to Thom Browne and TOM FORD FASHION.
Trends, Uncertainties and Opportunities
The main trends, uncertainties and opportunities affecting the Group are summarized below:
General economic conditions, macro events and international tourism
Purchases of the Group’s products tend to be discretionary and therefore sales may be highly volatile, particularly during periods of economic slowdown, and are influenced by, among other factors, general economic conditions, consumer confidence and disposable consumer income, as well as levels of international travel and tourism. A significant amount of the Group’s sales is generated by customers who purchase products while traveling. In times of economic growth, consumers tend to have more disposable income and travel more frequently, which may increase demand for the Group’s products. Conversely, when economic growth is stagnant or negative, consumers may delay or avoid discretionary spending, which may result in reduced demand for the Group’s products.
In addition to adverse economic conditions, global political developments, social and geopolitical sources of unrest, natural disasters, travel restrictions imposed by governments (such as those imposed in response to the COVID-19 pandemic) and other events may also result in a shift in travel patterns or a decline in travel volumes, which have had in the past, and may have in the future, an adverse effect on the Group’s business, financial position, results of operations and cash flows. For example, consumer trends and global trade conditions that originated during the COVID-19 pandemic have led to shifts in tourism patterns in recent years and the emergence of new tourist destinations, which have influenced the geographical landscape of our store and distribution network. These shifts have resulted in increased expenditure associated with the physical and logistical expansion of our distribution network, as well as the need to adjust distribution strategies and logistics. Moreover, continued remote working arrangements may result in lower luxury purchases.
In recent years, economies around the world have experienced significant inflationary pressures, coupled with government measures to combat inflation and prevent or mitigate economic recession. In 2022 and 2023, the Group experienced a significant increase in the price of energy and certain raw materials used in production, as well as higher prices for transportation and logistics activities and higher costs for labor and outsourced production. Despite these increases in costs, the effects on our margins were substantially offset by the price impacts of implementing our One Brand strategy in the Zegna segment and passing on a portion of the increase in costs to our customers, as well as actions implemented to improve production processes and efficiencies and lower per unit energy costs. Although the effects of inflation were less significant in 2024, if inflation remains at elevated levels, or increases again in the future, the Group could face further increases in costs for energy, raw materials or other production costs and services, which could adversely affect the Group’s business and results of operations if we are not able to pass on the increased costs to our customers or successfully implement other mitigating actions. As a result of the recent inflation, many central banks have increased interest rates, and may continue to do so, which in turn may increase our borrowing costs. Additionally, increasing costs and rising interest rates impact consumer spending power and could result in a decline in our sales.

Due to the ongoing conflict in Ukraine and resulting geopolitical tensions, many governments around the world, including those of the United States, the European Union and other jurisdictions, have imposed of a variety of sanctions on certain industries and parties in Russia and the Ukrainian regions of Donetsk and Luhansk, as well as enhanced export controls on certain industries and products and the exclusion of certain Russian financial institutions from the SWIFT system. In March 2022, the President of the United States issued an executive order prohibiting exports to Russia of luxury goods (including, inter alia, apparel, footwear and certain accessories with a per unit wholesale price of $1,000 or more) and the Council of the European Union imposed sanctions on Russia prohibiting the export of luxury goods having a value in excess of €300 per item (including clothing, footwear, leather and fashion accessories). The Group suspended production starting with the Fall/Winter 2022 collection for items ordered by our Russian franchisees and distributors and redirected any products ordered by Russian franchises and distributors for the Fall/Winter 2022 collection to our DOSs or franchisees and distributors in other countries. Since then our revenues in Russia have been residual and represented less than 0.1% of our total revenues for the period from 2022 to 2024.
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
The following paragraphs describe acquisitions made by the Group for the years ended December 31, 2024, 2023 and 2022. For additional information relating to the purchase price allocation and other disclosures relating to business acquisitions, see Note 39 — Business combinations to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.
TFI Acquisition

On April 28, 2023, the Group completed the TFI Acquisition, through which it acquired TFI, the company that owns and operates the TOM FORD FASHION business, as part of a transaction in which sole ownership of the TOM FORD brand, its trademarks, and other intellectual property rights were acquired by ELC and TFI has become a long-term licensee of ELC for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, by virtue of a long-term licensing and collaboration agreement with ELC for 20 years with an automatic renewal for one further 10 year period subject to certain minimum performance conditions. The Group is in charge of the end-to-end TOM FORD FASHION business, from collection creation and development to production and merchandising, as well as retail and wholesale distribution. TOM FORD FASHION, under the Group, operates a network of 64 directly operated TOM FORD FASHION stores globally at December 31, 2024 (51 directly operated stores at December 31, 2023). The TOM FORD FASHION business has been identified as one of the Group’s three operating and reportable segments.

Before the completion of the TFI Acquisition, the Group already owned 15% of TFI, through its wholly owned subsidiary EZ US Holding Inc., and, through the TFI Acquisition it acquired the remaining 85% equity interest. The transaction implied a value for the acquired 85% stake of TFI of $150 million, on a cash-free and debt-free basis and assuming a normalized working capital. No contingent consideration arrangements were agreed as part of the transaction. As a result of the TFI Acquisition, the Group also obtained 100% of Tizeta S.r.l. (“Tizeta”), of which it previously held a 50% interest. Tizeta, which was previously accounted for using the equity method, is consolidated by the Group following the closing of the TFI Acquisition.
Other acquisitions

On January 1, 2024, the Group acquired a 100% interest in Ermenegildo Zegna Korea Co. Ltd for purchase consideration of €11,510 thousand (including cash consideration of €8,970 thousand and €2,540 thousand through the settlement of pre-existing intercompany balances), following which the Group began directly operating its ZEGNA business in South Korea and its network of 16 ZEGNA retail stores, which were converted to direct-to-consumer points of sale after previously being managed under franchising arrangements.

On September 5, 2023, Ermenegildo Zegna Group and Prada Group completed the previously announced acquisition of a 30% interest in Luigi Fedeli e Figlio S.r.l., the world-renowned maker of fine Italian knitwear and yarns, with each group acquiring 15% of the company. The Group paid consideration of €4.7 million for 15% of the company.
On July 1, 2023, the Group acquired the Thom Browne business in South Korea and began directly operating the Thom Browne business in South Korea, with its network of 17 stores. The business is now wholly owned through Thom Browne Korea Ltd., a newly formed and wholly owned subsidiary, and will be operated with external support from the former franchise partner. The Group paid cash consideration of €7,991 thousand and recognized deferred consideration of €18,583 thousand at the acquisition date. In 2024 the Group paid two tranches of the deferred consideration for €4,881 thousand and €4,699 thousand in January and July, respectively, and at December 31, 2024, the remaining deferred consideration, which is expected to be paid in two tranches in January and July 2025, amounted to €9,066 thousand and was classified within current liabilities.
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

Transaction costs of €33 thousand, €6,001 thousand and €2,289 thousand in 2024, 2023 and 2022, respectively, primarily for consultancy and legal fees relating to the TFI Acquisition, were presented as an adjusting item in the calculation of Adjusted EBIT, Adjusted EBITDA, Adjusted Profit, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share. See also “—Non-IFRS Financial Measures.”
Increased focus on the DTC distribution channel, including expansion of the DTC store network and investments made to reinforce retail operations
The strengthening of our Direct-to-Consumer (DTC) distribution channel is and will continue to remain a significant pillar of our future growth strategy for all of our brands. Our DTC network is essential to successfully implement our clienteling strategy while embracing a unique client experience, and consists of 461 Directly Operated Stores (DOSs), which include full price freestanding stores (boutique), outlet stores, and shop-in-shop within department stores also managed by us (concessions). In addition, the DTC channel includes a directly managed online boutique and other e-commerce platforms through which we sell directly to our customers. In the period from 2022 to 2024, the Group has developed a strong, well balanced international network in 34 countries around the world growing from 302 DOSs at the end of 2022 (when TOM FORD FASHION was not yet part of the Group) to 461 DOSs at the end of 2024 (of which 64 related to TOM FORD FASHION).
The following table presents the Group’s DOSs network by segment and geography at December 31, 2024, 2023 and 2022.

	At December 31,
	2024				2023				2022
# Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	Group
EMEA	76	9	11	96	71	9	4	84	65	10	75
Americas	72	28	13	113	59	7	12	78	53	7	60
Rest of APAC	55	39	28	122	44	37	25	106	43	16	59
Greater China Region	78	40	12	130	79	33	10	122	78	30	108
Total Direct to Customer (DTC)	281	116	64	461	253	86	51	390	239	63	302

The expansion of the DTC store network has been executed primarily through the following actions:
•the opening of selected new stores;
•the conversion of wholesale stores to DOSs, including:
◦for the Zegna brand:
▪the conversion on January 1, 2024 of 16 stores following the acquisition of the ZEGNA business in South Korea;
▪the conversion in 2024 of 9 Harry Rosen stores in Canada;
◦for the Thom Browne brand:
▪the conversion in the second half of 2023 of 17 stores following the acquisition of the Thom Browne business in South Korea;
▪the conversion in 2024 of 13 Nordstrom stores in the United States and 6 Holt Renfrew stores in Canada, the majority of which are significantly smaller than the average store size in the brand’s DTC network;
•the addition of the TOM FORD FASHION network of stores following the completion of the TFI Acquisition in April 2023.

Our focus on the DTC channel and the expansion of the DTC store network have resulted in higher overall revenues and a higher proportion of DTC sales compared to wholesale sales over the period from 2022 to 2024. As a percentage of revenues from branded products, which include DTC and wholesale, DTC increased from 73.2% in 2022 to 73.4% in 2023 and to 77.6% in 2024. This increase in the proportion of DTC sales, which have higher gross margins compared to wholesale sales, has driven a higher gross profit as a percentage of revenues over this period (together with other factors), increasing from 62.2% in 2022 to 64.3% in 2023 and to 66.6% in 2024.
However, despite higher gross margins, the DTC channel normally carries a higher level of fixed costs compared to the wholesale channel. In addition, new stores generally require a start-up period before they achieve the expected levels of revenues and profitability, which, based on historical experience, typically extends for up to three years following the date of opening. During this time, the new stores may operate at profit margins that are below those of the rest of the Group. When stores are converted from wholesale to DTC, we may repurchase the related inventory from the wholesaler, which results in a buyback obligation and additional costs in the current or preceding period.
Furthermore, our focus on the DTC channel and the expansion of the DTC store network have required significant investments in capital expenditure for property, plant and equipment, mainly in relation to new store openings, and an increase in payments for lease liabilities for our stores, resulting in a decrease in Free Cash Flow in 2024 compared to 2023 (for additional information relating to Free Cash Flow, which is a non-IFRS financial measure, see “—Non-IFRS Financial Measures”), as well as cash outflows for the acquisitions of the ZEGNA and Thom Browne businesses in South Korea in 2024 and 2023, respectively, and the resulting conversion of stores from wholesale to DTC.
Additionally, we have incurred significant operating costs during 2024 to:
•support the expansion of the DTC store network and invest in our customers’ experience and connectivity with our brands;
•reinforce our retail and clienteling operations;
•develop our talents and organization; and
•continuously renew and remodel our stores in order to enhance our customers’ experience.

This has contributed to downward pressure on our operating profit, operating profit margin, profit and profit margin in 2024 compared to 2023, however we believe that these investments are necessary in order to lay the foundation for the sustainable future growth of the Group.
Fluctuations in the price of raw materials
The Group requires high quality raw materials for its products, which primarily include fibers and yarns of wool, silk, cotton, linen, cashmere and fabrics of the same composition, as well as leather and rare raw materials such as Vellus Aureum and vicuña. The Group’s cost of sales and profitability are impacted by fluctuations in the price of these and other raw materials, which may be driven by several factors, including, among others, natural elements such as weather conditions and diseases of livestock, inflation and trade restrictions, tariffs or similar government measures that may limit or increase the cost of importing or exporting these raw materials.
The market price of wool is often volatile and subject to significant fluctuations. For example, the average price of Australian merino wool, one of our key raw materials, more than doubled from 2016 to 2018, declined significantly in the 2019-2020 period and increased again in 2021. Prices then decreased over the period from 2022 to 2024, with 2024 being characterized by relatively stable prices compared to previous periods. The Group seeks to mitigate the risk of price increases for wool and other materials through a procurement policy that tends to spread purchases over time and in advance of actual requirements in order to average out purchase costs, although the Group remains exposed to fluctuations in their prices.
Fluctuations in exchange rates
A large portion of the Group’s operations is in international markets outside the Eurozone, where the Group records revenues and expenses in various currencies other than the Euro (which is the Group’s functional currency), mainly the Chinese Renminbi and the U.S. Dollar, as well as various other currencies. In particular, revenues generated in currencies other than the Euro represented 74%, 68% and 65% of the Group’s revenues in 2024, 2023 and 2022, respectively (see the table presented below for additional details relating to the Group’s revenues by currency of origin). While the Group’s revenues are denominated mainly in the local currencies of the respective markets, a significant portion of the Group’s costs are denominated in Euro, mainly related to production and corporate headquarters and related functions. As a result, the Group’s results are affected by fluctuations in foreign currency exchange rates through (i) the translation of foreign currency financial statements into Euro upon consolidation of the Group’s subsidiaries with functional currencies other than Euro (translation impact), and (ii) transactions by Group entities in currencies other than their own functional currencies (transaction impact). Generally, an appreciation of the Chinese Renminbi, U.S. Dollar or the other currencies in which the Group operates compared to the Euro would have a positive impact on the Group’s revenues and results of operations, while a depreciation of those currencies compared to the Euro would have a negative impact. An appreciation of the U.S. Dollar against the Euro may also adversely affect the Group’s results of operations due to certain significant liabilities of the Group that are denominated in U.S. Dollars, such as the liability for the written put option on non-controlling interests in the Thom Browne group, which is remeasured at fair value and recognized through profit or loss at the end of each reporting period based on the present value of the exercise price of the option in U.S. Dollars.
The following table sets forth the Group’s revenues by currency of origin for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
	2024		2023		2022
(€ thousands, except percentages)	Revenues	% of Revenues	Revenues	% of Revenues	Revenues	% of Revenues
Euro	496,450	25.5%	612,394	32.2%	518,818	34.8%
U.S. Dollar	460,606	23.7%	391,654	20.6%	275,550	18.5%
Chinese Renminbi	404,272	20.8%	474,987	24.9%	414,579	27.8%
United Arab Emirates Dirham	152,218	7.8%	62,493	3.3%	49,324	3.3%
Japanese Yen	88,793	4.6%	80,096	4.2%	57,918	3.9%
Pound Sterling	71,400	3.7%	62,649	3.3%	45,834	3.1%
South Korean Won	70,833	3.6%	30,751	1.6%	922	0.1%
Hong Kong Dollar	45,201	2.3%	44,184	2.3%	17,272	1.2%
Other currencies	156,874	8.1%	145,341	7.6%	112,623	7.5%
Total revenues	1,946,647	100.0%	1,904,549	100.0%	1,492,840	100.0%

The last three years have been characterized by volatility in exchange rates. For example, based on average exchange rates, the Chinese Renminbi and the U.S. Dollar (which are the two main non-Euro currencies in which the Group generated revenues as evidenced in the table above) depreciated against the Euro over the period from 2022 to 2024 (primarily in 2023), although when considering the year end spot exchange rates, the depreciation of the Chinese Renminbi was less than half in percentage terms and the U.S. Dollar actually appreciated compared to the Euro over that time, driven by a strong 2024.
The table below shows the exchange rates of the main foreign currencies used by the Group compared to the Euro.

	2024		2023		2022
	At December 31	Average	At December 31	Average	At December 31	Average
U.S. Dollar	1.039	1.082	1.105	1.081	1.067	1.053
Chinese Renminbi	7.583	7.787	7.851	7.660	7.358	7.079
United Arab Emirates Dirham	3.815	3.975	4.058	3.971	3.917	3.867
Japanese Yen	163.060	163.852	156.330	151.990	140.660	138.027
Pound Sterling	0.829	0.847	0.869	0.870	0.887	0.853
South Korean Won	1,532.150	1,475.404	1,433.660	1,412.880	1,344.090	1,358.073
Hong Kong Dollar	8.069	8.445	8.631	8.465	8.316	8.245
Swiss Franc	0.941	0.953	0.926	0.972	0.985	1.005
The Group seeks to mitigate the effects of its currency exposure by entering into derivative contracts (generally forward contracts for the sale of foreign currencies) in order to either fix exchange rates in advance or to determine a predefined range of exchange rates at a future date. For the Zegna and the Tom Ford Fashion segments, the Group initially defines sales prices in Euro and then sets the corresponding prices in other currencies by applying exchange rates selected by management based on reasonable expectations and assumptions. Forward sales contracts are made when the seasonal price lists in a given currency are set in order to mitigate the impact of any divergence between actual exchange rates and the expected exchange rates used by management, based on estimated revenues and setting the hedge contract maturity in line with the planned date of payment by customers. Additional hedging transactions may be entered into during the relevant season depending on actual developments in exchange rates. Where considered appropriate, the Group may also implement similar hedging policies within the Thom Browne segment, which has become more exposed to currency impact as it expands into international markets. For information relating to the market risks that the Group is exposed to, see Note 35 — Qualitative and quantitative information on financial risks to the Consolidated Financial Statements included within this report.

Funding strategy
With the aim of reducing the cost of financing while continuing to ensure the Group has adequate access to liquidity to meet its financial commitments and guarantee flexibility for its operations and any expansion programs, starting in 2022 the Group has replaced a portion of its short term debt maturities with new bilateral committed revolving credit facilities that may be drawn down by the Group at any time during the relevant term. As a result, the Group has reduced its financial borrowings, primarily in 2023 through the use of cash and the disposal of certain financial investments held by the Group.
For additional information see “—Liquidity and Capital Resources—Net Financial Indebtedness/(Cash Surplus).”
Tax obligations and changes in tax laws, estimates, treaties and regulations
The Group is subject to taxation in Italy, the United States and China, as well as various other jurisdictions, with the applicable tax rates varying by jurisdiction. As a result, the Group’s overall effective tax rate is affected by the proportion of earnings from the various tax jurisdictions and by the ability to generate sufficient and suitable future taxable profits from which the reversal of any deferred tax assets can be deducted. The Group recognizes tax expenses in multiple tax jurisdictions based on (i) the estimates of taxable income, (ii) the required reserves for uncertain tax positions, (iii) deductible temporary differences, tax loss carry-forwards and tax credits to the extent that their future offset is probable, (iv) withholding taxes on unremitted earnings, and (v) the way in which the Group intends to recover or settle the carrying amount of deferred tax assets and liabilities. At any given time, there are multiple tax years that are subject to examinations by various tax authorities.
Additionally, the Group is subject to duties applicable to the importation of our products in various countries in which we operate, which may impact the cost of those products. Moreover, countries to which the Group ships its products may impose safeguard quotas to limit the quantity of products that may be imported. The Group relies on free trade agreements and other supply chain initiatives in order to maximize efficiencies relating to the importation of the Group’s products.
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
With regard to retail sales at the Group’s DOSs, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season, and in January and February, in correspondence with the Chinese New Year celebrations. However, several other events may also affect retail sales, including adverse weather conditions or other macroeconomic and external events.
Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and variable leases, as well as for marketing activities, including events that the Group hosts or participates in, which may not occur evenly throughout the year or between periods.
As a result of the foregoing, the financial results for interim periods may not be indicative of results for the entire fiscal year. Management expects such seasonal trends to continue.

Results of Operations
The following is a discussion of the Group’s results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023, and for the year ended December 31, 2023 as compared to the year ended December 31, 2022.

	For the years ended December 31,
(€ thousands, except percentages)	2024	Percentage of revenues	2023	Percentage of revenues	2022	Percentage of revenues
Revenues	1,946,647	100.0%	1,904,549	100.0%	1,492,840	100.0%
Cost of sales	(650,087)	(33.4%)	(680,235)	(35.7%)	(564,832)	(37.8%)
Gross profit	1,296,560	66.6%	1,224,314	64.3%	928,008	62.2%
Selling, general and administrative	(1,008,324)	(51.8%)	(901,364)	(47.3%)	(695,084)	(46.6%)
Marketing expenses	(121,384)	(6.2%)	(114,802)	(6.0%)	(85,147)	(5.7%)
Operating profit	166,852	8.6%	208,148	10.9%	147,777	9.9%
Financial income	26,028	1.3%	37,282	2.0%	13,320	0.9%
Financial expenses	(51,995)	(2.7%)	(68,121)	(3.6%)	(54,346)	(3.6%)
Foreign exchange losses	(11,338)	(0.6%)	(5,262)	(0.3%)	(7,869)	(0.5%)
Result from investments accounted for using the equity method	1,061	0.1%	(2,953)	(0.2%)	2,199	0.1%
Profit before taxes	130,608	6.7%	169,094	8.9%	101,081	6.8%
Income taxes	(39,747)	(2.0%)	(33,433)	(1.8%)	(35,802)	(2.4%)
Profit	90,861	4.7%	135,661	7.1%	65,279	4.4%
Revenues
The Group generates revenues from the sale of its products and services, as well as from royalties received from licensees and other third parties. Revenues are recognized net of returns and discounts.
In addition to presenting our revenues on a current currency basis, the following analysis of revenues includes the change in revenues on an organic basis, which we refer to as “Organic”. The change in revenues on an organic basis is a non-IFRS financial measure. See “—Non-IFRS Financial Measures” for additional information relating to this measure and for the reconciliations of revenue growth to Organic.
2024 compared to 2023
Revenues for the year ended December 31, 2024 amounted to €1,946,647 thousand, an increase of €42,098 thousand or +2.2% (-1.9% Organic) compared to €1,904,549 thousand for the year ended December 31, 2023, driven by (i) the positive performance of the Zegna segment mainly due to the ZEGNA brand, as well as (ii) the Tom Ford Fashion segment, which benefited from a full year contribution in 2024 compared to eight months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023, partially offset by (iii) a decrease in the Thom Browne segment.
2023 compared to 2022
Revenues for the year ended December 31, 2023 amounted to €1,904,549 thousand, an increase of €411,709 thousand or +27.6% (+19.3% Organic) compared to €1,492,840 thousand for the year ended December 31, 2022, driven by double-digit growth in the Zegna and Thom Browne segments (including on an Organic basis), as well as the revenues contributed by the Tom Ford Fashion segment following completion of the TFI acquisition on April 28, 2023.
The following discussion presents an analysis of revenues by (i) brand and product line, (ii) distribution channel and (iii) geographical area. For further details relating to the revenues of each of the Group’s operating segments, see “—Results by Segment” below.

Revenues by brand and product line
The following table sets forth a breakdown of revenues by brand and product line for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	Organic	2023 vs 2022	%	Organic
ZEGNA brand	1,163,722	1,109,491	923,942	54,231	4.9%	5.5%	185,549	20.1%	22.3%
Thom Browne	314,712	378,410	330,014	(63,698)	(16.8%)	(20.5%)	48,396	14.7%	17.5%
TOM FORD FASHION	314,514	235,531	—	78,983	33.5%	(0.7%)	235,531	n.m. (1)	n.m.
Textile	138,153	150,986	136,769	(12,833)	(8.5%)	(7.5%)	14,217	10.4%	9.5%
Other (2)	15,546	30,131	102,115	(14,585)	(48.4%)	(32.1%)	(71,984)	(70.5%)	(12.1%)
Total revenues	1,946,647	1,904,549	1,492,840	42,098	2.2%	(1.9%)	411,709	27.6%	19.3%
______________________
(1) Throughout this document “n.m.” means not meaningful.
(2) Other mainly includes revenues from agreements with third party brands.
2024 compared to 2023
By brand and product line, the increase in revenues was mainly attributable to:
(i)an increase in TOM FORD FASHION of €78,983 thousand or +33.5% (-0.7% Organic), which benefited from a full year contribution in 2024 compared to eight months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023. Revenues for the period from April 29, 2024 to December 31, 2024 were substantially in line with the corresponding period in 2023 (when TFI was part of the Group) with Organic Growth of -0.7% driven by a decrease in the wholesale business which offset the increase in the DTC channel; and
(ii)an increase in ZEGNA brand of €54,231 thousand or +4.9% (+5.5% Organic1), primarily attributable to the continued positive performance of both luxury leisurewear and footwear, as well as our personalization offerings, while performance of formalwear was substantially in line with 2023. Additionally, the ZEGNA brand benefited from a higher average unit retail (AUR) in 2024, primarily driven by a mix of higher value products sold.
partially offset by:

(iii)a decrease in Thom Browne of €63,698 thousand or -16.8% (-20.5% Organic2), driven by a decrease in the Thom Browne wholesale channel of €66,342 thousand and reflecting the impact of the decision to streamline the wholesale business during the year, which primarily impacted the EMEA region, as well as negative double-digit performance in the Greater China Region which continues to be impacted by challenging conditions for the luxury sector, only partially offset by positive performance of the DTC channel of €2,644 thousand, reflecting growth in Japan and the conversion of 17 stores from wholesale to DTC following the acquisition of the Thom Browne business in South Korea in the second half of 2023;
(iv)a decrease in Other revenues, which mainly include revenues from third-party brands, of €14,585 thousand or -48.4% (-32.1% Organic), reflecting the impact of revenues recognized in the prior year from the supply agreement with TFI prior to the TFI Acquisition on April 28, 2023, following which revenues with TFI are reported as intercompany revenues and eliminated from the Group’s consolidated results, as well as lower orders for third-party brands; and
(v)a decrease in Textile of €12,833 thousand or -8.5% (-7.5% Organic), driven by lower orders for new collections compared to the previous year across several textile brands, reflecting challenges and uncertainties currently affecting the luxury sector.
1 Excludes foreign exchange impact and revenues in South Korea, both DTC and wholesale for each period, since the Group purchased the ZEGNA business in South Korea on January 1, 2024.
2 Excludes foreign exchange impact and revenues in South Korea, both DTC and wholesale from January 1 to June 30 each period, since the Group purchased the Thom Browne business in South Korea on July 1, 2023.

2023 compared to 2022
By brand and product line, the increase in revenues was mainly attributable to:

(i)an increase in ZEGNA brand of €185,549 thousand or +20.1% (+22.3% Organic), primarily driven by the continued positive performance of both luxury leisurewear and footwear, which represented 50% and 13% of revenues from ZEGNA brand during the year, respectively, as well as our Tailoring and Made-to-Measure businesses;
(ii)an increase in Thom Browne of €48,396 thousand or +14.7% ( +17.5% Organic), driven by the growth across all lines and in particular womenswear;
(iii)revenues of €235,531 thousand from TOM FORD FASHION following completion of the TFI Acquisition on April 28, 2023; and
(iv)an increase of €14,217 thousand or +10.4% (+9.5% Organic) in Textile, primarily attributable to double-digit growth of Lanificio Ermenegildo Zegna;
partially offset by:
(v)a decrease in Other revenues of €71,984 thousand or -70.5% (-12.1% Organic), reflecting the end of the previous TFI distribution license agreement for menswear with the deliveries of the Fall/Winter 2022 collection and the start of a supply agreement to act as the exclusive supplier for certain TOM FORD menswear products with the Spring/Summer 2023 collection. Following the completion of the TFI Acquisition on April 28, 2023, the revenues from the supply agreement with TFI are reported as intercompany revenues and eliminated from the Group’s consolidated results.

Revenues by distribution channel
The following table sets forth a breakdown of revenues by distribution channel for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	Organic	2023 vs 2022	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	1,004,308	945,313	772,505	58,995	6.2%	6.1%	172,808	22.4%	25.4%
Thom Browne	186,066	183,422	145,702	2,644	1.4%	(7.6%)	37,720	25.9%	19.7%
TOM FORD FASHION	200,302	136,291	—	64,011	47.0%	5.1%	136,291	n.m.	n.m.
Total Direct to Consumer (DTC)	1,390,676	1,265,026	918,207	125,650	9.9%	4.0%	346,819	37.8%	24.5%
As a percentage of branded products (1)	77.6%	73.4%	73.2%
Wholesale branded
ZEGNA brand	159,414	164,178	151,437	(4,764)	(2.9%)	2.5%	12,741	8.4%	7.0%
Thom Browne	128,646	194,988	184,312	(66,342)	(34.0%)	(32.6%)	10,676	5.8%	15.7%
TOM FORD FASHION	114,212	99,240	—	14,972	15.1%	(8.5%)	99,240	n.m	n.m.
Total Wholesale branded	402,272	458,406	335,749	(56,134)	(12.2%)	(15.0%)	122,657	36.5%	11.5%
As a percentage of branded products (1)	22.4%	26.6%	26.8%
Textile	138,153	150,986	136,769	(12,833)	(8.5%)	(7.5%)	14,217	10.4%	9.5%
Other (2)	15,546	30,131	102,115	(14,585)	(48.4%)	(32.1%)	(71,984)	(70.5%)	(12.1%)
Total revenues	1,946,647	1,904,549	1,492,840	42,098	2.2%	(1.9%)	411,709	27.6%	19.3%
______________________
(1) Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2) Other mainly includes revenues from agreements with third party brands.

2024 compared to 2023
By distribution channel, the increase in branded revenues was mainly attributable to:
(i)an increase in the DTC channel of €125,650 thousand or +9.9% (+4.0% Organic), composed of:
(a)an increase in the TOM FORD FASHION DTC channel of €64,011 thousand or +47.0% (+5.1% Organic), primarily benefiting from a full year contribution in 2024 compared to eight months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023, and +5.1% Organic Growth driven by positive performance in the United States and EMEA, as well as the expansion of the DTC store network with 13 net store openings (64 DTC stores at December 31, 2024 compared to 51 DTC stores at December 31, 2023);
(b)an increase in the ZEGNA brand DTC channel of €58,995 thousand or +6.2% (+6.1% Organic), reflecting growth in EMEA (including strong performance in the Middle East), the Americas (primarily the United States) and Japan, as well as an expansion of the store network with 28 net DTC store openings, including the conversion from wholesale to DTC of 16 stores in South Korea starting from January 1, 2024 and 9 Harry Rosen stores in Canada in the second half of 2024 (281 DOSs at December 31, 2024 compared to 253 DOSs at December 31, 2023), partially offset by the performance in the Greater China Region which continues to be impacted by challenges for the luxury sector; and
(c)an increase in Thom Browne of €2,644 thousand or +1.4% (-7.6% Organic), driven by strong performance in Japan, an increase of €21,785 thousand from the Thom Browne business in South Korea, which was acquired in the second half of 2023 and its 17 stores were subsequently converted from wholesale to DTC following an agreement with the former franchise partner, as well as an expansion of the store network with 30 net DTC store openings (116 DOSs at December 31, 2024 compared to 86 DOSs at December 31, 2023, which included the conversion from wholesale to DTC of the Saks Fifth Avenue store in New York, as well as the conversion of 13 Nordstrom stores in the United States and 6 Holt Renfrew stores in Canada, the majority of which are significantly smaller than the average store size in the brand’s DTC network), partially offset by performance in the Greater China Region which continues to be impacted by challenging conditions for the luxury sector;
(ii)a decrease in the wholesale branded channel of €56,134 thousand or -12.2% (-15.0% Organic) due to the combined effects of:
(a)a decrease in Thom Browne wholesale revenues of €66,342 thousand or -34.0% (-32.6% Organic), primarily reflecting the impact of the decision to streamline the wholesale business and, to a lesser extent, the aforementioned conversion of 17 stores from wholesale to DTC in South Korea following an agreement with the former franchise partner; and
(b)a decrease in ZEGNA brand wholesale revenues of €4,764 thousand or -2.9% (+2.5% Organic), primarily reflecting the aforementioned conversion from wholesale to DTC of 16 stores in South Korea starting from January 1, 2024 and 9 Harry Rosen stores in Canada in the second half of 2024, partially offset by the positive performance in Rest of APAC, EMEA and the United States;
partially offset by:
(c)an increase in TOM FORD FASHION wholesale revenues of €14,972 thousand or +15.1% (-8.5% Organic), primarily benefiting from a full year contribution in 2024 compared to eight months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023, while Organic Growth was -8.5% primarily due to the conversion of two wholesale stores into retail in the third quarter of 2024 (Harrods in London (men) and Saks Fifth Avenue in New York (women)), as well as lower shipments for the Fall/Winter 2024 collection ahead of the new collection revealed in March 2025 by the new creative director, Haider Ackermann.
2023 compared to 2022
By distribution channel, the increase in branded revenues was mainly attributable to:
(i)an increase in the DTC channel of €346,819 thousand or +37.8% (+24.5% Organic) composed of:
(a)an increase in ZEGNA brand DTC of €172,808 thousand or +22.4% (+25.4% Organic), driven by double-digit growth in all regions and reflecting higher average sales prices and increased store traffic, as well as selected DTC store openings (253 DTC stores at December 31, 2023 compared to 239 DTC stores at December 31, 2022);
(b)an increase in Thom Browne DTC of €37,720 thousand or +25.9% (+19.7% Organic), driven by the expansion of the store network through 23 net store openings (86 DTC stores at December 31, 2023 compared to 63 DTC stores at December 31, 2022), mainly in APAC and including the conversion of 17 stores in South Korea from wholesale to DTC following an agreement with the former franchise partner, as well as the performance of existing stores in Japan; and
(c)DTC revenues of €136,291 thousand generated by the TOM FORD FASHION DTC network (which consisted of 51 DTC stores at December 31, 2023) following completion of the TFI Acquisition on April 28, 2023;
(ii)an increase in the wholesale branded channel of €122,657 thousand or +36.5% (+11.5% Organic), mainly due to:
(a)an increase in ZEGNA brand of €12,741 thousand or +8.4% (+7.0% Organic) driven by positive performance, particularly in EMEA, partially offset by the effects of a planned change in merchandising strategy whereby a portion of the Spring/Summer 2024 deliveries were intentionally shifted from the fourth quarter of 2023 to the first quarter of 2024;
(b)an increase in Thom Browne of €10,676 thousand or +5.8% (+15.7% Organic) driven by double-digit growth in EMEA, partially offset by lower deliveries to the South Korean market ahead of a change in the business from wholesale to DTC starting in the third quarter of 2023 following an agreement with the former franchise partner; and
(c)wholesale revenues of €99,240 thousand from TOM FORD FASHION following completion of the TFI Acquisition on April 28, 2023.
Revenues by geographic area
The following table sets forth a breakdown of revenues by geographic area for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	Organic	2023 vs 2022	%	Organic
EMEA (1)	680,259	658,694	520,226	21,565	3.3%	0.4%	138,468	26.6%	18.8%
Americas (2)	524,790	454,890	324,575	69,900	15.4%	6.8%	130,315	40.1%	11.9%
Greater China Region	509,378	595,515	494,110	(86,137)	(14.5%)	(13.7%)	101,405	20.5%	24.2%
Rest of APAC (3)	229,877	192,492	150,692	37,385	19.4%	6.9%	41,800	27.7%	21.5%
Other (4)	2,343	2,958	3,237	(615)	(20.8%)	(25.7%)	(279)	(8.6%)	(25.6%)
Total revenues	1,946,647	1,904,549	1,492,840	42,098	2.2%	(1.9%)	411,709	27.6%	19.3%
______________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.
2024 compared to 2023
By geographic area, the increase in revenues was mainly attributable to:
(i)an increase in Americas of €69,900 thousand or +15.4% (+6.8% Organic) driven by double-digit growth of the ZEGNA brand DTC channel in the United States, Mexico and Brazil, as well as a full year contribution in 2024 from TOM FORD FASHION;
(ii)an increase in Rest of APAC of €37,385 thousand or +19.4% (+6.9% Organic) driven by the aforementioned conversion of Thom Browne and ZEGNA brand stores from wholesale to DTC in South Korea, strong performance in Japan, mainly for Thom Browne and ZEGNA brand, which both benefited from tourist customers and the depreciation of the Japanese Yen;
(iii)an increase in EMEA of €21,565 thousand or +3.3% (+0.4% Organic) primarily attributable to double-digit growth of the ZEGNA brand driven by the DTC channel and including strong performance in the Middle East, as well as a full year contribution in 2024 from TOM FORD FASHION, including new store openings (including Rome, London Harrods men, Madrid and Taormina), partially offset by Thom Browne, mainly reflecting the decision to streamline the wholesale business;
partially offset by:
(iv)a decrease in the Greater China Region of €86,137 thousand or -14.5% (-13.7% Organic), reflecting challenging conditions for the luxury sector in the region, in particular in Mainland China, and impacting all the Group’s brands.

2023 compared to 2022
By geographic area, the increase in revenues was attributable to growth in all regions, including:
(i)an increase in EMEA of €138,468 thousand or +26.6% (+18.8% Organic) driven by the ZEGNA brand DTC channel in Europe and the United Arab Emirates (“UAE”), which benefited from both domestic and tourist customers, as well as an increase in the wholesale channel driven by ZEGNA brand, Thom Browne and Textile, partially offset by the effects of a planned change in merchandising strategy whereby a portion of the Spring/Summer 2024 deliveries were intentionally shifted from the fourth quarter of 2023 to the first quarter of 2024;
(ii)an increase in Americas of €130,315 thousand or +40.1% (+11.9% Organic) driven by the United States, including the contribution of the Tom Ford Fashion segment’s 12 directly operated stores following completion of the TFI Acquisition on April 28, 2023, as well as double-digit revenue growth in the ZEGNA brand DTC channel, partially offset by the impact of the aforementioned shift in wholesale deliveries, as well as the conversion of the Saks Fifth Avenue store in New York from wholesale to DTC;
(iii)an increase in Greater China Region of €101,405 thousand or +20.5% (+24.2% Organic) driven by the growth in the Greater China Region, particularly in the ZEGNA brand DTC channel. The comparison is also impacted by the adverse effects on revenues in the prior year due to COVID-19-related restrictions in the Greater China Region, which were substantially reversed in 2023;
(iv)an increase in Rest of APAC of €41,800 thousand or +27.7% (+21.5% Organic).
For further details relating to the revenues of each of the Group’s operating segments, see “—Results by Segment” below.
Cost of sales
Cost of sales comprises costs directly related to the production, procurement and the supply of goods and services, including direct labor costs, costs for raw materials and components used to manufacture the Group’s products (such as fibers and yarns of wool, silk, cotton, linen, cashmere and fabrics of the same composition, as well as leather), costs for semi-finished products, finished goods, consumables and outsourced manufacturing from third parties. Cost of sales also includes depreciation, amortization and impairment of assets, lease expenses, maintenance, write-downs of inventory, freight and duty, and other production-related costs, including manufacturing overhead.
The following table sets forth cost of sales for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	2023 vs 2022	%
Cost of sales	(650,087)	(680,235)	(564,832)	30,148	4.4%	(115,403)	(20.4%)
Cost of sales as % of revenues	(33.4%)	(35.7%)	(37.8%)

2024 compared to 2023
Cost of sales for the year ended December 31, 2024 amounted to €650,087 thousand, a decrease of €30,148 thousand or +4.4%, compared to €680,235 thousand for the year ended December 31, 2023, and as a percentage of revenues, cost of sales decreased from +35.7% in 2023 to +33.4% in 2024, primarily driven by a change in distribution channel mix, as further described in “—Gross profit” below.
The decrease in cost of sales was primarily attributable to (i) lower sales volumes in the Thom Browne segment, (for which revenues decreased by €63,698 thousand in 2024 compared to 2023), (ii) a decrease in inventory write-downs of €6,105 thousand (€25,745 thousand in 2024 compared to €31,850 thousand in 2023), driven by improved inventory management and primarily in the Thom Browne segment, and (iii) lower costs for duties and freight of €3,052 thousand, mainly due to improved inventory management in the Thom Browne segment which resulted in lower relative purchase volumes of finished goods, partially offset by (iv) higher costs for TOM FORD FASHION driven by an increase in revenues of €78,983 thousand and primarily reflecting a full year in 2024 compared to eight months and two days in 2023, and despite lower costs of €11,964 thousand relating to the acquisition method of accounting for the TFI Acquisition (€3,587 thousand in 2024 compared to €15,551 thousand in 2023, including €14,368 thousand related to the purchase price step up of the fair value of the acquired TFI inventory that was sold subsequent to the acquisition and €1,183 thousand related to the order backlog).
2023 compared to 2022
Cost of sales for the year ended December 31, 2023 amounted to €680,235 thousand, an increase of €115,403 thousand or +20.4%, compared to €564,832 thousand for the years ended December 31, 2022.
The increase in cost of sales was primarily attributable to (i) the impact of TOM FORD FASHION, which was acquired through the TFI Acquisition on April 28, 2023, including the effects of the acquisition method of accounting for the business acquisition, comprising €14,368 thousand related to the purchase price step up of the fair value of the acquired TFI inventory that was sold subsequent to the acquisition and €1,183 thousand related to the order backlog, and (ii) higher sales volumes in ZEGNA brand, Thom Browne and Textile.
Gross profit

The following table sets forth gross profit for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	2023 vs 2022	%
Gross profit	1,296,560	1,224,314	928,008	72,246	5.9%	296,306	31.9%
Gross profit as % of revenues	66.6%	64.3%	62.2%

2024 compared to 2023
Gross profit for the year ended December 31, 2024 amounted to €1,296,560 thousand, an increase of €72,246 thousand or +5.9%, compared to €1,224,314 thousand for the year ended December 31, 2023.
Gross profit as a percentage of revenues increased from 64.3% in 2023 to 66.6% in 2024, primarily driven by (i) a higher proportion of DTC sales compared to wholesale sales (DTC sales, which have higher margins compared to wholesale sales, represented 71.4% of total sales in 2024 compared to 66.4% of total sales in 2023), (ii) lower write-downs of inventory of €6,105 thousand (€25,745 thousand in 2024 compared to €31,850 thousand in 2023), driven by improved inventory management and primarily in the Thom Browne segment, (iii) lower costs for duties and freight of €3,052 thousand, mainly due to improved inventory management in the Thom Browne segment which resulted in lower purchase volumes of finished goods, and (iv) lower costs of €11,964 thousand relating to the acquisition method of accounting for the TFI Acquisition (€3,587 thousand in 2024 compared to €15,551 thousand in 2023, including €14,368 thousand related to the purchase price step up of the fair value of the acquired TFI inventory that was sold subsequent to the acquisition and €1,183 thousand related to the order backlog).
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
Selling, general and administrative expenses
Selling, general and administrative expenses primarily include costs for sales and administrative personnel, selling expenses, fees for corporate bodies, consultancies and accounting services, royalties and amortization in relation to the TOM FORD FASHION license, and other administrative and general expenses, as well as depreciation, amortization and impairment of assets used for selling and administrative activities.
The following table sets forth selling, general and administrative expenses for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	2023 vs 2022	%
Selling, general and administrative expenses	(1,008,324)	(901,364)	(695,084)	(106,960)	(11.9%)	(206,280)	(29.7%)
Selling, general and administrative expenses as % of revenues	(51.8%)	(47.3%)	(46.6%)
2024 compared to 2023
Selling, general and administrative expenses for the year ended December 31, 2024 amounted to €1,008,324 thousand, an increase of €106,960 thousand or 11.9%, compared to €901,364 thousand for the year ended December 31, 2023, and as a percentage of revenues, selling, general and administrative expenses increased from 47.3% in 2023 to 51.8% in 2024.
The increase in selling, general and administrative expenses was primarily attributable to:
(i)an increase of €65,543 thousand related to TOM FORD FASHION, reflecting (a) a full year contribution in 2024 compared to eight months and two days in 2023 and (b) additional costs for integration, business expansion (13 net DTC store openings), and to reinforce corporate governance, retail and other business functions, as well as to increase personnel subsequent to the TFI Acquisition in April 2023;
(ii)higher costs to support the expansion of the ZEGNA brand and the Thom Browne DTC network with (a) 28 net store openings for the ZEGNA brand at December 31, 2024 compared to December 31, 2023, including costs to convert 16 stores in South Korea from wholesale to DTC starting from January 1, 2024, and (b) 30 net store openings for Thom Browne at December 31, 2024 compared to December 31, 2023, including costs to convert 17 stores in South Korea from wholesale to DTC starting from July 1, 2023;
(iii)an increase in net impairment of leased and owned stores of €9,414 thousand (€11,196 thousand in 2024 compared to €1,782 thousand in 2023); impairment charges in 2024 primarily related to leased stores in: (a) Europe and United States that are part of the Thom Browne segment, (b) the Greater China Region and South Korea that are part of the Tom Ford Fashion segment, and (c) the United States, EMEA and the Greater China Region that are part of the Zegna segment; and
(iv)costs related to a global retail convention for ZEGNA DTC sales management which was held in Milan in the first half of 2024 (no such event was held in 2023);
partially offset by:
(v)lower costs relating to long-term incentives to management (including equity-settled share-based payments) of €11,308 thousand (€8,472 thousand in 2024 compared to €19,780 thousand in 2023);

(vi)lower transaction costs of €5,968 thousand (€33 thousand in 2024 compared to €6,001 thousand in 2023, which primarily related to consultancy and legal fees related to the TFI Acquisition completed in 2023); and
(vii)net income related to lease agreements of €4,129 thousand recognized in 2023 (and not repeated in 2024) related to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong.
Selling, general and administrative expenses for the years ended December 31, 2024 and 2023 included €17,168 thousand and €11,958 thousand relating to adjusting items in the presentation of Adjusted EBIT as management considers these items not reflective of underlying operating activities. For additional information please refer to “Non-IFRS Financial Measures—Adjusted EBIT”.
2023 compared to 2022
Selling, general and administrative expenses the year ended December 31, 2023 amounted to €901,364 thousand, an increase of €206,280 thousand or +29.7%, compared to €695,084 thousand for the year ended December 31, 2022.
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
Selling, general and administrative expenses for the years ended December 31, 2023 and 2022 included €11,958 thousand and €9,914 thousand relating to adjusting items in the presentation of Adjusted EBIT as management considers these items not reflective of underlying operating activities. For additional information please refer to “Non-IFRS Financial Measures—Adjusted EBIT”.
Marketing expenses
Marketing expenses primarily include costs related to advertising and marketing activities, including personnel costs and costs for advertising, communications, media and events, such as fashion shows, store windows and displays. Marketing expenses also include depreciation, amortization and impairment of assets used in advertising and marketing activities.
The following table sets forth marketing expenses for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	2023 vs 2022	%
Marketing expenses	(121,384)	(114,802)	(85,147)	(6,582)	(5.7%)	(29,655)	(34.8%)
Marketing expenses as % of revenues	(6.2%)	(6.0%)	(5.7%)
2024 compared to 2023
Marketing expenses for the year ended December 31, 2024 amounted to €121,384 thousand, an increase of €6,582 thousand or 5.7%, compared to €114,802 thousand for the year ended December 31, 2023, and as a percentage of revenues, marketing expenses increased from 6.0% in 2023 to 6.2% in 2024.

The increase in marketing expenses was driven by the impact of a full year contribution of TOM FORD FASHION in 2024 compared to eight months and two days in 2023 following the TFI Acquisition, resulting in higher marketing expenses of €7,104 thousand.
Aligned with its brand strategy, the Group continued investing significantly in marketing activities in 2024, with a particular focus on enhancing the brand experience and engagement for the ZEGNA brand.
Below is a summary of the most significant initiatives for each of the Group’s three brands.
ZEGNA brand
(i)Milan Design Week 2024 – Salone del Mobile. During the Milan Design Week, ZEGNA significantly enhanced its brand presence and visibility by hosting an immersive exhibition at its headquarters and unveiling the new flowerbeds in Piazza del Duomo. This initiative is part of ZEGNA’s role as the official curator of the iconic Piazza Duomo flowerbeds for the next three years;
(ii)the launch of the special edition BORN IN OASI ZEGNA book which recalls over 100 years of the brand’s heritage;
(iii)two VILLA ZEGNA events, in Shanghai and New York, reflecting ZEGNA’s new approach to interacting with customers by offering immersive experiences connected with the brand.
Thom Browne
(i)During the Milan Design Week, Thom Browne hosted a unique installation to announce the launch of its home furnishing collection through a collaboration with Frette, a 160-year-old Italian label;
(ii)Fashion shows – In 2024, Thom Browne presented two Fashion shows, the first during the New York Fashion week and the second during the Fall Couture week in Paris, with an immersive experience centered on the muslin fabric and with influences of the Olympic games.
TOM FORD FASHION
(i)Fashion shows – In February 2024, TOM FORD hosted a fashion show in Milan, during the Milan fashion week;
(ii)Events – Throughout the year, TOM FORD FASHION hosted various in-store events to celebrate key openings.
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
Financial income and financial expenses
Financial income and financial expenses include the effects of fair value changes on liabilities relating to put options owned by non-controlling interests in the Group’s investments in Thom Browne, Inc. and Gruppo Dondi S.p.A., as well as income and expenses relating to the Group’s financial assets and liabilities, including interest and the costs of hedging transactions. Until the completion of the warrant redemption in the first quarter of 2023 (as further described below), financial income and financial expenses also included the fair value changes in liability-classified warrants.
The following table sets forth financial income for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	2023 vs 2022	%
Financial income	26,028	37,282	13,320	(11,254)	(30.2%)	23,962	179.9%
Financial income as a % of revenues	1.3%	2.0%	0.9%
2024 compared to 2023
Financial income for the year ended December 31, 2024 amounted to €26,028 thousand, a decrease of €11,254 thousand or -30.2%, compared to €37,282 thousand for the year ended December 31, 2023.
The decrease in financial income was primarily attributable to (i) lower gains of €14,048 thousand from the fair value remeasurement of liabilities for put options held by non-controlling interests (a gain of €744 thousand in 2024 relating to the Dondi non-controlling interest put option compared to gains of €14,792 thousand in 2023, of which €11,587 thousand relating to the Thom Browne non-controlling interest put option and €3,205 thousand relating to the Dondi non-controlling interest put option), (ii) lower gains of €3,533 thousand from securities held by the Group (a gain of €5,119 thousand in 2024 compared to a gain of €8,652 thousand in 2023) driven by fewer disposals of securities, and (iii) lower gains of €3,170 thousand from derivative financial instruments, partially offset by a (iv) gain of €7,582 thousand recognized in 2024 from the disposal of a 45% interest in Sharmoon.EZ.Garments Co. Ltd, following which the Group continues to own a 5% interest in the Company and account for the investment at fair value, and (v) higher gains of €1,684 thousand from other hedging operations.
2023 compared to 2022
Financial income for the year ended December 31, 2023 amounted to €37,282 thousand, an increase of €23,962 thousand or +179.9%, compared to €13,320 thousand for the year ended December 31, 2022.
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
The following table sets forth financial expenses for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	2023 vs 2022	%
Financial expenses	(51,995)	(68,121)	(54,346)	16,126	23.7%	(13,775)	(25.3%)
Financial expenses as % of revenues	(2.7%)	(3.6%)	(3.6%)
2024 compared to 2023
Financial expenses for the year ended December 31, 2024 amounted to €51,995 thousand, a decrease of €16,126 thousand or +23.7%, compared to €68,121 thousand for the year ended December 31, 2023.
The decrease in financial expenses was primarily attributable to (i) €22,909 thousand recognized in the prior year relating to warrant liabilities mainly due to the exercise and redemption of warrants in the first quarter of 2023 (following which there are no remaining public or private placement warrants outstanding), (ii) lower losses of €2,526 thousand from securities held by the Group, driven by the performance of the financial markets (a loss of €1,886 thousand in 2024 compared to a loss of €4,412 thousand in 2023), and (iii) a decrease of €1,868 thousand relating to hedging costs, partially offset by (iv)

an increase of €6,629 thousand in interest and financial charges for lease liabilities (including an increase of €2,582 thousand related to TOM FORD FASHION reflecting a full year contribution in 2024 compared to eight months and two days in 2023) driven by an expansion of the leased store network, (v) higher losses of €3,496 thousand from the fair value remeasurement of the Thom Browne non-controlling interest put option liability (a loss of €3,496 thousand in 2024 a compared to gain in 2023), and (vi) an increase of €2,159 thousand in interest expenses on bank loans and overdrafts driven by higher interest rates.
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
The following table sets forth exchange losses for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	2023 vs 2022	%
Foreign exchange losses	(11,338)	(5,262)	(7,869)	(6,076)	(115.5%)	2,607	33.1%
Foreign exchange losses as % of revenues	(0.6%)	(0.3%)	(0.5%)
2024 compared to 2023
Foreign exchange losses for the year ended December 31, 2024 amounted to €11,338 thousand, an increase of €6,076 thousand compared to foreign exchange losses of €5,262 thousand for the year ended December 31, 2023.
The increase in foreign exchange losses was driven by (i) unfavorable foreign exchange impact of €13,176 thousand related to the Thom Browne non-controlling interest put option liability (foreign currency losses of €7,770 thousand in 2024, primarily unrealized, compared to unrealized foreign currency gains of €5,406 thousand in 2023), partially offset by (ii) a decrease of €2,798 thousand in cumulative translation losses reclassified from other comprehensive income to profit (€1,907 thousand in 2024 following the Group’s sale of its 100% interest in Ezesa Argentina S.A. compared to €4,705 thousand in 2023 related to the investment held in TFI prior to the TFI Acquisition), (iii) €1,877 thousand related to securities held by the Group (foreign exchange gains of €1,022 thousand in 2024 compared to foreign exchange losses of €855 thousand in 2023), (iv) €1,520 thousand related to lease liabilities (foreign exchange gains of €66 thousand in 2024 compared to foreign exchange losses of €1,454 thousand in 2023), and (v) €905 thousand from lower other foreign exchange losses primarily related to transactions in foreign currencies.
2023 compared to 2022
Foreign exchange losses for the year ended December 31, 2023 amounted to €5,262 thousand, a decrease of €2,607 thousand or -33.1% compared to €7,869 thousand for the year ended December 31, 2022.

The decrease in foreign exchange losses was driven by favorable foreign exchange impact of (i) €13,805 thousand related to the Thom Browne non-controlling interest put option liability (unrealized foreign currency gains of €5,406 thousand in 2023 compared to unrealized foreign currency losses of €8,399 thousand in 2022), partially offset by unfavorable foreign exchange impact of (ii) €4,705 thousand from the reclassification of cumulative translation losses related to the investment held in TFI from other comprehensive income to profit and loss at the date of the TFI Acquisition, (iii) €2,306 thousand related to securities held by the Group (foreign exchange losses of €855 thousand in 2023 compared to foreign exchange gains of €1,451 thousand in 2022), (iv) €585 thousand related to lease liabilities (foreign exchange losses of €1,454 thousand in 2023 compared to foreign exchange losses of €869 thousand in 2022), and (v) €3,602 thousand from higher other foreign exchange losses primarily related to transactions in foreign currencies.
Result from investments accounted for using the equity method
Result from investments accounted for using the equity method includes the Group’s share of income and loss related to our investments in associates and joint arrangements accounted for using the equity method.
The following tables set forth result from investments accounted for using the equity method for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	2023 vs 2022	%
Result from investments accounted for using the equity method	1,061	(2,953)	2,199	4,014	135.9%	(5,152)	(234.3%)
Result from investments accounted for using the equity method as % of revenues	0.1%	(0.2%)	0.1%
2024 compared to 2023
Result from investments accounted for using the equity method for the year ended December 31, 2024 amounted to a profit of €1,061 thousand, an improvement of €4,014 thousand compared to a loss of €2,953 thousand for the year ended December 31, 2023, and primarily related to a gain of €900 thousand in 2024 relating to the Group’s investment in Filati Biagioli Modesto S.p.A. including the effects of an increase in the interest owned by the Group from 40% to 45% following the conversion of a previous equity contribution into share capital, compared to a loss of €712 thousand in 2023, as well as a loss of €2,587 thousand in 2023 relating to the Group’s 15% interest in TFI prior to the TFI Acquisition (including transaction costs incurred by TFI prior to the closing of the TFI Acquisition).
2023 compared to 2022
Result from investments accounted for using the equity method for the years ended December 31, 2023 amounted to a loss of €2,953 thousand, a change of €5,152 thousand compared to a profit of €2,199 thousand for the years ended December 31, 2022, and primarily related to (i) the Group’s 15% interest in TFI prior to the TFI Acquisition for €2,663 thousand, reflecting a loss of €2,587 thousand in 2023 prior to the TFI Acquisition (which includes transaction costs incurred by TFI prior to the closing of the TFI Acquisition) compared to a gain of €76 thousand for the year ended December 31, 2022, (ii) Filati Biagioli Modesto S.p.A. for €1,543 thousand (a loss of €712 thousand in 2023 compared to a gain of €831 thousand in 2022 ), and (iii) Tizeta S.r.l. for €942 thousand (a gain of €350 thousand in 2023 compared to a gain of €1,292 thousand in 2022). Following completion of the TFI Acquisition on April 28, 2023, TFI and Tizeta S.r.l. (which was previously owned 50% by the Group and 50% by TFI) are consolidated by the Group.
Income taxes
Income taxes include the current taxes on the results of the Group’s operations and any changes in deferred income taxes.
The following table sets forth income taxes for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	2023 vs 2022	%
Income taxes	(39,747)	(33,433)	(35,802)	(6,314)	(18.9%)	2,369	6.6%
Income taxes as % of revenues	(2.0%)	(1.8%)	(2.4%)
2024 compared to 2023
Income taxes for the year ended December 31, 2024 amounted to €39,747 thousand compared to €33,433 thousand for the year ended December 31, 2023, of which €37,821 thousand and €28,943 thousand, respectively, related to general corporate income taxes in Italy (the Italian Corporate Income Tax (“IRES”)) and other countries in which the Group operates and €1,926 thousand and €4,490 thousand, respectively, related to the Italian Regional Income Tax (“IRAP”), which is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments.
The effective tax rate was 30.4% for the year ended December 31, 2024 compared to 19.8% for the year ended December 31, 2023 (the effective tax rate net of IRAP was 29.0% for the year ended December 31, 2024 compared to 17.1% for the year ended December 31, 2023). The increase in the effective tax rate in 2024 compared to 2023 was primarily driven by (i) lower non-taxable income recognized in 2024 from the remeasurement of the put option liabilities on non-controlling interests of Thom Browne and Dondi, (ii) a higher proportion of taxable income in jurisdictions with higher tax rates compared to the previous year, including the effects of certain jurisdictions raising corporate tax rates in response to Pillar Two tax rules which aim to raise the minimum level of tax applicable to companies, and (iii) higher deferred tax assets not recognized in 2024 compared to 2023, partially offset by (iv) higher deferred tax assets recognized from previous years.
2023 compared to 2022
Income taxes for the year ended December 31, 2023 amounted to €33,433 thousand compared to €35,802 thousand for the year ended December 31, 2022, of which €28,943 thousand and €32,206 thousand, respectively, related to general corporate income taxes in Italy IRES and other countries in which the Group operates and €4,490 thousand and €3,596 thousand, respectively, related to IRAP, which is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments.
The effective tax rate was +19.8% for the year ended December 31, 2023 compared to 35.4% for the year ended December 31, 2022 (the effective tax rate net of IRAP was +17.1% for the year ended December 31, 2023 compared to 31.9% for the year ended December 31, 2022). The decrease in the effective tax rate in 2023 compared to 2022 was primarily driven by non-taxable income recognized in 2023 from the remeasurement of the put option liability on non-controlling interests of Thom Browne and Dondi, as well as deferred taxes recognized from previous years.

Results by Segment
The following tables set forth revenues (before intersegment eliminations), Adjusted EBIT and Adjusted EBIT Margin by segment for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	Organic	2023 vs 2022	%	Organic
Revenues
Zegna	1,348,839	1,322,045	1,176,706	26,794	2.0%	2.5%	145,339	12.4%	19.5%
Thom Browne	314,818	380,287	330,891	(65,469)	(17.2%)	(20.8%)	49,396	14.9%	17.8%
Tom Ford Fashion	314,514	235,544	—	78,970	33.5%	(0.7%)	235,544	n.m.	n.m.
Intersegment eliminations	(31,524)	(33,327)	(14,757)	1,803	n.m.	n.m.	(18,570)	n.m.	n.m.
Total revenues	1,946,647	1,904,549	1,492,840	42,098	2.2%	(1.9%)	411,709	27.6%	19.3%

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	2023 vs 2022	%
Adjusted EBIT
Zegna	187,598	193,466	141,513	(5,868)	(3.0%)	51,953	36.7%
Thom Browne	27,319	58,969	48,077	(31,650)	(53.7%)	10,892	22.7%
Tom Ford Fashion	(10,116)	(1,741)	—	(8,375)	n.m.	(1,741)	—%
Corporate	(19,977)	(30,423)	(31,861)	10,446	(34.3%)	1,438	(4.5%)
Intersegment eliminations	(804)	(59)	—	(745)	n.m.	(59)	n.m.
Total	184,020	220,212	157,729	(36,192)	(16.4%)	62,483	39.6%

Adjusted EBIT Margin
Zegna	13.9%	14.6%	12.0%
Thom Browne	8.7%	15.5%	14.5%
Tom Ford Fashion	(3.2%)	(0.7%)	n.m.
For additional information relating to Adjusted EBIT and Adjusted EBIT Margin, which are non-IFRS financial measures, see “—Non-IFRS Financial Measures—Adjusted EBIT and Adjusted EBIT Margin.”
The following is a discussion of revenues, Adjusted EBIT and Adjusted EBIT Margin for each segment for the year ended December 31, 2024 as compared to the year ended December 31, 2023, and for the year ended December 31, 2023 as compared to the year ended December 31, 2022.
Zegna segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Zegna segment for the years ended December 31, 2024, 2023 and 2022 (before intersegment eliminations).

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	2023 vs 2022	%
Revenues (before intersegment eliminations)	1,348,839	1,322,045	1,176,706	26,794	2.0%	145,339	12.4%
Adjusted EBIT	187,598	193,466	141,513	(5,868)	(3.0%)	51,953	36.7%
Adjusted EBIT Margin	13.9%	14.6%	12.0%
Revenues
2024 compared to 2023
Revenues (before intersegment eliminations) for the Zegna segment for the year ended December 31, 2024 amounted to €1,348,839 thousand, an increase of €26,794 thousand or +2.0% (+2.5% Organic), compared to €1,322,045 thousand for the year ended December 31, 2023.
The increase in revenues (before intersegment eliminations) for the Zegna segment was primarily attributable to:
(i)an increase in the ZEGNA brand DTC channel of €58,995 thousand or +6.2% (+6.1% Organic), reflecting growth in EMEA (including strong performance in the Middle East), the Americas (primarily the United States) and Japan, as well as an expansion of the store network with 28 net DTC store openings, including the conversion from wholesale to DTC of 16 stores in South Korea starting from January 1, 2024 and 9 Harry Rosen stores in Canada in the second half of 2024 (281 DOSs at December 31, 2024 compared to 253 DOSs at December 31, 2023), partially offset by the performance in the Greater China Region which continues to be impacted by challenges for the luxury sector;
partially offset by:

(ii)a decrease in the ZEGNA brand wholesale branded channel of €4,764 thousand or -2.9% (+2.5% Organic) primarily reflecting the aforementioned conversion from wholesale to DTC of 16 stores in South Korea starting from January 1, 2024 and 9 Harry Rosen stores in Canada in the second half of 2024, partially offset by the positive performance in Rest of APAC, EMEA and the United States;
(iii)a decrease in Textile of €12,936 thousand or -8.6%, driven by lower orders for new collections compared to the previous year across several textile brands, reflecting challenges and uncertainties currently affecting the luxury sector; and
(iv)a decrease in Other revenues of €14,501 thousand or -23.6%, primarily due to lower orders for third-party brands, as well as fewer purchases from the Thom Browne segment, partially offset by higher orders from the Tom Ford Fashion segment.
2023 compared to 2022
Revenues (before intersegment eliminations) for the Zegna segment for the year ended December 31, 2023 amounted to €1,322,045 thousand, an increase of €145,339 thousand or +12.4% (+19.5% Organic), compared to €1,176,706 thousand for the year ended December 31, 2022.
The increase in revenues (before intersegment eliminations) for the Zegna segment was primarily attributable to:
(i)an increase in ZEGNA brand of €185,549 thousand or +20.1% comprised of:
(a)an increase in the DTC channel of €172,808 thousand or +22.4%, driven by the continued positive performance of both luxury leisurewear and footwear, which represented 50% and 13% of revenues from ZEGNA branded products during the year, respectively, as well as our Tailoring Made-to-Measure businesses, and reflecting double-digit growth in all regions, higher average sales prices and increased store traffic, as well as selected DTC store openings (253 DTC stores at December 31, 2023 compared to 239 DTC stores at December 31, 2022); and

(b)an increase in the wholesale branded channel of €12,741 thousand or +8.4%, driven by positive performance, particularly in EMEA, partially offset by the effects of a planned change in merchandising strategy whereby a portion of the Spring/Summer 2024 deliveries were intentionally shifted from the fourth quarter of 2023 to the first quarter of 2024;
(ii)an increase in Textile of €14,454 thousand or +10.6%, primarily attributable to the positive of the Lanificio Ermenegildo Zegna;
partially offset by:
(iii)a decrease in Other revenues of €54,664 thousand or -47,1%, reflecting the end of the previous TFI distribution license agreement for menswear with the deliveries of the Fall/Winter 2022 collection and the start of a supply agreement to act as the exclusive supplier for certain TOM FORD menswear products with the Spring/Summer 2023 collection (following the completion of the TFI Acquisition on April 28, 2023, the revenues from the supply agreement with TFI are reported as intercompany revenues and eliminated from the Group’s consolidated results), partially offset by the contribution of Tizeta, for which the Group acquired the 50% interest held by TFI as part of the TFI Acquisition, bringing its interest in Tizeta to 100%.
Adjusted EBIT and Adjusted EBIT Margin
2024 compared to 2023
Adjusted EBIT for the Zegna segment amounted to €187,598 thousand for the year ended December 31, 2024, a decrease of €5,868 thousand or -3.0% compared to €193,466 thousand for the year ended December 31, 2023. Adjusted EBIT Margin was 13.9% and 14.6%, respectively.
The decrease in Adjusted EBIT for the Zegna segment was primarily attributable to:
(i)an increase in selling, general and administrative expenses driven by (a) higher costs to support the expansion of the ZEGNA brand with 28 net store openings at December 31, 2024 compared to December 31, 2023, including costs to convert 16 stores in South Korea from wholesale to DTC starting from January 1, 2024 and (b) costs incurred for business and organizational development, including hiring new personnel and a global retail convention for ZEGNA DTC sales personnel that was held in Milan in the first half of 2024 (no such event was held in 2023), as well as investments in information technology and digital transformation projects; and
partially offset by:

(ii)higher revenues of €26,794 thousand as further described above; and
(iii)an improved gross profit margin due to a higher proportion of DTC sales, which have higher margins compared to wholesale.
Aligned with its brand strategy, the Zegna segment continued investing significantly in marketing activities in 2024, with a particular focus on enhancing the brand experience and engagement for the ZEGNA brand. Selected initiatives during 2024 included the following:
(i)Milan Design Week 2024 – Salone del Mobile. During the Milan Design Week, ZEGNA significantly enhanced its brand presence and visibility by hosting an immersive exhibition at its headquarters and unveiling the new flowerbeds in Piazza del Duomo. This initiative is part of ZEGNA’s role as the official curator of the iconic Piazza Duomo flowerbeds for the next three years;
(ii)the launch of the special edition BORN IN OASI ZEGNA book which recalls over 100 years of the brand’s heritage; and
(iii)two VILLA ZEGNA events, in Shanghai and New York, reflecting ZEGNA’s new approach to interacting with customers by offering immersive experiences connected with the brand.

2023 compared to 2022
Adjusted EBIT for the Zegna segment amounted to €193,466 thousand for the years ended December 31, 2023, an increase of €51,953 thousand or +36.7% compared to €141,513 thousand, for the year ended December 31, 2022. Adjusted EBIT Margin was 14.6% and 12.0%, respectively.
The increase in Adjusted EBIT was primarily attributable to:
(i)higher revenues of €145,339 thousand as further described above, including the effects of higher average sales prices; and
(ii)improved profitability driven by (a) a higher proportion of DTC sales compared to wholesale sales, (b) improved retail store productivity including the effects of store right-sizing, (c) higher absorption of fixed costs in the supply chain, (d) price increases and a reduction of the end-of-season sales as part of the ZEGNA One Brand strategy, and (e) higher proportion of sales from Essentials collections compared to seasonal collections and proportionately lower provisions for slow moving and obsolete inventory;
partially offset by:
(iii)an increase in selling, general and administrative expenses driven by growth of the business and new resources to reinforce the corporate governance and certain functions within the Zegna segment; and

(iv)higher advertising and marketing expenses, in line with the Group’s marketing strategy for the brand.

Thom Browne segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Thom Browne segment for the years ended December 31, 2024, 2023 and 2022 (before intersegment eliminations).

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	2023 vs 2022	%
Revenues (before intersegment eliminations)	314,818	380,287	330,891	(65,469)	(17.2%)	49,396	14.9%
Adjusted EBIT	27,319	58,969	48,077	(31,650)	(53.7%)	10,892	22.7%
Adjusted EBIT Margin	8.7%	15.5%	14.5%
Revenues
2024 compared to 2023
Revenues (before intersegment eliminations) for the Thom Browne segment for the year ended December 31, 2024 amounted to €314,818 thousand, a decrease of €65,469 thousand or -17.2% (-20.8% Organic), compared to €380,287 thousand for the year ended December 31, 2023.
The decrease in revenues (before intersegment eliminations) for the Thom Browne segment was primarily attribute to:
(i)a decrease in the wholesale branded channel of €68,113 thousand or -34.6% (-33.2% Organic), primarily reflecting the decision to streamline the wholesale business and the conversion of 17 stores from wholesale to DTC following the acquisition of the Thom Browne business in South Korea in the second half of 2023;
partially offset by:
(ii)an increase in the DTC channel of €2,644 thousand or +1.4% (-7.6% Organic), driven by strong performance in Japan, an increase of €21,785 thousand from the Thom Browne business in South Korea, which was acquired in the second half of 2023 and its 17 stores were subsequently converted from wholesale to DTC following an agreement with the former franchise partner, as well as an expansion of the store network with 30 net DTC store openings (116 DOSs at December 31, 2024 compared to 86 DOSs at December 31, 2023, which included the conversion from wholesale to DTC of the Saks Fifth Avenue store in New York, as well as the conversion of 13 Nordstrom stores in the United States and 6 Holt Renfrew stores in Canada, the majority of which are significantly smaller than the average store size in the brand’s DTC network), partially offset by performance in the Greater China Region which continues to be impacted by challenging conditions for the luxury sector.
2023 compared to 2022
Revenues (before intersegment eliminations) for the Thom Browne segment for the year ended December 31, 2023 amounted to €380,287 thousand, an increase of €49,396 thousand or +14.9% (+17.8% Organic), compared to €330,891 thousand for the year ended December 31, 2022.
The increase in revenues (before intersegment eliminations) for the Thom Browne segment reflects growth across all lines (in particular womenswear and childrenswear) and comprises:
(i)an increase in the DTC channel of €37,720 thousand or +25.9% driven by the expansion of the store network through 23 net store openings (86 DTC stores at December 31, 2023 compared to 63 DTC stores at December 31, 2022), mainly in APAC and including the conversion of 17 stores in South Korea from wholesale to DTC following an agreement with the former franchise partner, as well as the performance of existing stores in Japan and Macau; and
(ii)an increase in the wholesale branded channel of €11,676 thousand or +6.3% driven by double-digit growth in EMEA, partially offset by lower deliveries to the South Korean market ahead of a change in the business from wholesale to DTC starting in the third quarter of 2023 following an agreement with the former franchise partner.
Adjusted EBIT and Adjusted EBIT Margin
2024 compared to 2023
Adjusted EBIT for the Thom Browne segment amounted to €27,319 thousand for the years ended December 31, 2024, a decrease of €31,650 thousand or -53.7% compared to €58,969 thousand for the year ended December 31, 2023. Adjusted EBIT Margin was 8.7% and 15.5%, respectively.
The decrease in Adjusted EBIT for the Thom Browne segment was primarily attributable to:
(i)lower revenues of €65,469 thousand as further described above;
(ii)higher selling, general and administrative expenses to support the expansion of the DTC network with 30 net store openings at December 31, 2024 compared to December 31, 2023, including costs for the aforementioned conversion of 17 stores from wholesale to DTC in the second half of 2023 following the acquisition of the Thom Browne business in South Korea and the conversion in 2024 of the Saks Fifth Avenue store in New York, as well as 13 Nordstrom stores in the United States and 6 Holt Renfrew stores in Canada, and
(iii)a marginal increase in marketing expenses. Selected marketing-related initiatives during 2024 included the following:
(a)Milan Design Week 2024 – Thom Browne hosted a unique installation to announce the launch of its home furnishing collection through a collaboration with Frette, a 160-year-old Italian label; and
(b)Fashion shows – In 2024, Thom Browne presented two Fashion shows, the first during the New York Fashion week and the second during the Fall Couture week in Paris, with an immersive experience centered on the muslin fabric and with influences of the Olympic games.
partially offset by:

(iv)lower write-downs of inventory driven by improved inventory management; and
(v)lower costs for long-term incentives to management and variable remuneration.
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
Tom Ford Fashion segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Tom Ford Fashion segment for the years ended December 31, 2024, 2023 and 2022 (before intersegment eliminations).

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2022	2024 vs 2023	%	2023 vs 2022	%
Revenues (before intersegment eliminations)	314,514	235,544	—	78,970	33.5%	235,544	—%
Adjusted EBIT	(10,116)	(1,741)	—	(8,375)	481.0%	(1,741)	—%
Adjusted EBIT Margin	(3.2%)	(0.7%)	n.m.
Revenues
2024 compared to 2023
Revenues (before intersegment eliminations) for the Tom Ford Fashion segment amounted to €314,514 thousand for the year ended December 31, 2024, an increase of €78,970 thousand or +33.5% (-0.7% Organic), compared to €235,544 thousand for the years ended December 31, 2023.
The increase in revenues (before intersegment eliminations) for the Tom Ford Fashion segment was primarily attributable to:
(i)an increase in the DTC channel of €64,011 thousand or +47.0% (+5.1% Organic), primarily benefiting from a full year contribution in 2024 compared to eight months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023, and +5.1% Organic Growth driven by positive performance in the United States and EMEA, as well as the expansion of the DTC store network with 13 net store openings (64 DTC stores at December 31, 2024 compared to 51 DTC stores at December 31, 2023); and
(ii)an increase in the wholesale branded channel of €14,959 thousand or +15.1% (-8.5% Organic), primarily benefiting from a full year contribution in 2024 compared to eight months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023, while Organic Growth was -8.5% primarily due to the conversion of two wholesale stores into retail in the third quarter of 2024 (Harrods in London (men) and Saks Fifth Avenue in New York (women)), as well as lower shipments for the Fall/Winter 2024 collection ahead of the new collection revealed in March 2025 by the new creative director, Haider Ackermann.
2023 compared to 2022
The Tom Ford Fashion segment, which was acquired through the TFI Acquisition on April 28, 2023, contributed revenues (before intersegment eliminations) of €235,544 thousand, including €136,291 thousand in the DTC channel and €99,240 thousand in the wholesale channel.
Adjusted EBIT and Adjusted EBIT Margin
2024 compared to 2023
Adjusted EBIT for the Tom Ford Fashion segment amounted to €(10,116) thousand for the years ended December 31, 2024, a decrease of €8,375 thousand compared to €(1,741) thousand for the year ended December 31, 2023. Adjusted EBIT Margin was (3.2%) and (0.7%), respectively.
The decrease in Adjusted EBIT for the Tom Ford Fashion segment was primarily attributable to:
(i)an increase in selling, general and administrative expenses reflecting (a) a full year contribution in 2024 compared to eight months and two days in 2023 and (b) additional costs for integration, business expansion (13 net DTC store openings, partially offset by 6 net wholesale store closures), and to reinforce corporate governance, retail and other business functions, as well as to increase personnel subsequent to the TFI Acquisition in April 2023; and

(ii)higher marketing expenses reflecting a full year contribution in 2024 compared to eight months and two days in 2023. Selected marketing-related initiatives during 2024 included the following:
(a)Fashion shows – In February 2024, TOM FORD hosted a fashion show in Milan, during the Milan fashion week; and
(b)Events – Throughout the year, TOM FORD FASHION hosted various in-store events to celebrate key openings, including the October event for the launch of the China World Chinese flagship.

partially offset by:
(iii)higher revenues of €78,970 thousand as further described above.
2023 compared to 2022
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
Corporate
Corporate includes costs for certain central corporate functions that are not directly attributable to the Group’s operating segments. These corporate costs amounted to €19,977 thousand, €30,423 thousand and €31,861 thousand for the years ended December 31, 2024, 2023 and 2022. The decrease in corporate costs in 2024 compared to 2023 is mainly due to lower costs for short-term and long-term remuneration.

Corporate costs primarily relate to the compensation of the Group’s Board of Directors and costs for functions that are managed centrally on behalf of the entire Group, including general counsel, central finance, internal audit, investor relations, insurance coverage for directors and officers, compliance and certain other centralized activities, such as those related to being a public company, for which the costs are not allocated to the segments. Certain other costs to reinforce the corporate governance and certain functions within the Group are directly attributable to individual segments and were allocated accordingly to the operating segments, as further described in “—Zegna segment”, “—Thom Browne segment” and “—Tom Ford Fashion segment” above.

B. Liquidity and Capital Resources
Overview
The Group’s principal sources of liquidity are cash flows from operations, borrowings available under bank credit lines and other forms of indebtedness, as well as available cash and cash equivalents. The Group requires liquidity in order to meet its obligations and fund its business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase raw materials, consumables and goods for production, to pay personnel costs, as well as to fund costs for services and other expenses. In addition to its general working capital and operational needs, the Group uses cash for the following purposes: (i) capital expenditures to support its existing and future commercial network and production facilities, (ii) principal and interest payments under its financial obligations, (iii) acquisitions, and (iv) returns of capital to shareholders, primarily through dividends. The Group makes capital investments primarily for the opening of new stores or the renovation of existing stores, as well as for initiatives to enhance and adapt production facilities to new technologies and emerging needs and to upgrade information technology systems. The Group believes its cash generation together with its available liquidity will be sufficient to meet its short-term and long-term liquidity requirements, including for obligations and to fund its business and capital expenditures for the foreseeable future.
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
Cash Flows
The following table summarizes the cash flows from or used in operating, investing and financing activities for each of the years ended December 31, 2024, 2023 and 2022. For additional information relating to the Group’s cash flows refer to the consolidated cash flow statement and accompanying notes to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.

	For the years ended December 31			Increase/(Decrease)
(€ thousands)	2024	2023	2022	2024 vs 2023	2023 vs 2022
Net cash flows from operating activities	279,129	275,382	146,398	3,747	128,984
Net cash flows (used in)/from investing activities	(126,014)	21,786	(57,335)	(147,800)	79,121
Net cash flows used in financing activities	(234,534)	(250,494)	(296,997)	15,960	46,503
Effects of exchange rate changes on cash and cash equivalents	4,270	(4,716)	2,464	8,986	(7,180)
Net (decrease)/increase in cash and cash equivalents	(77,149)	41,958	(205,470)	(119,107)	247,428
Cash and cash equivalents at the beginning of the year	296,279	254,321	459,791	41,958	(205,470)
Cash and cash equivalents at the end of the year	219,130	296,279	254,321	(77,149)	41,958
Net cash flows from operating activities
2024 compared to 2023
Net cash flows from operating activities amounted to €279,129 thousand in 2024 compared to €275,382 thousand in 2023. The positive change of €3,747 thousand between periods was primarily attributable to the combined effects of:
(i)€80,556 thousand from a positive change in cash flows used by inventories, trade receivables and trade payables (cash absorbed of €31,566 thousand in 2024 compared to €112,122 thousand in 2023), primarily driven by improved inventory management in 2024 and actions taken in the prior year to build up raw materials and finished products in order to support the growth of the business, including inventory of the Essentials collections in line with the Zegna One Brand strategy and the classic collections of Thom Browne;

(ii)lower taxes paid of €1,216 thousand (€52,772 thousand in 2024 compared to €53,988 thousand in 2023).
partially offset by:
(i)€56,608 thousand from a negative change in cash flow from other operating assets and liabilities (cash absorbed of €86,373 thousand in 2024 compared to cash absorbed of €29,765 thousand in 2023), including bonuses earned by key management in previous years that were paid in 2024;
(ii)a decrease in profit excluding non-cash items of €12,443 thousand (€487,980 thousand in 2024 compared to €500,423 thousand in 2023); and
(iii)higher interest paid of €8,974 thousand (€38,140 thousand in 2024 compared to €29,166 thousand in 2023).

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
Net cash flows (used in)/from investing activities
2024 compared to 2023
Net cash flows used in investing activities amounted to €126,014 thousand in 2024 compared to net cash flows from investing activities of €21,786 thousand in 2023. The negative change of €147,800 thousand between periods was primarily attributable to the combined effects of:
(i)lower proceeds from disposals of current financial assets and derivative instruments of €228,896 thousand (proceeds of €41,421 thousand in 2024 compared to proceeds of €270,317 thousand in 2023) in line with actions taken in 2023 by the Group to dispose of financial asset securities holdings primarily to fund the TFI Acquisition and capital expenditures, as well as to repay borrowings;
(ii)higher payments for investments in property, plant and equipment of €43,070 thousand (€100,104 thousand in 2024 compared to €57,034 thousand in 2023. For additional information relating to the Group’s investments see “Item 5.B—Liquidity and Capital Resources—Capital Expenditure”; and

(iii)higher payments for investments in intangible assets of €4,582 thousand (€25,425 thousand in 2024 compared to €20,843 thousand in 2023. For additional information relating to the Group’s investments see “— Liquidity and Capital Resources- Capital Expenditure”;
partially offset by:
(i)lower net cash outflows from business combinations (net of cash acquired) of €98,379 thousand (€19,307 thousand in 2024 (of which €9,727 thousand related to the acquisition of the ZEGNA business in South Korea and €9,580 thousand related to deferred consideration paid for the prior year acquisition of the Thom Browne business in South Korea) compared to €117,686 thousand in 2023, of which €109,110 thousand for the TFI Acquisition completed on April 28, 2023 and €7,991 thousand paid for the acquisition of the Thom Browne business in South Korea);
(ii)payments in 2023 for the acquisition of investments accounted for using the equity method, including €6,580 thousand for the acquisition of a 25% interest in Norda Run Inc. (“Norda”), €4,656 thousand for the acquisition of a 15% interest in Luigi Fedeli e Figlio S.r.l. and €4,500 thousand for a capital contribution to Filati Biagioli Modesto S.p.A. For additional information relating to these transactions, see Note 17 — Investments accounted for using the equity method within the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F;
(iii)lower payments for acquisitions of current financial assets and derivative instruments of €10,615 thousand (payments of €26,341 thousand in 2024 compared to payments of €36,956 thousand in 2023; and
(iv)cash proceeds of €7,582 thousand from the sale of a 45% interest in Sharmoon.EZ.Garments Co. Ltd.
2023 compared to 2022
Net cash flows from investing activities amounted to €21,786 thousand in 2023 compared to €57,335 thousand in 2022. The positive change of €79,121 thousand between periods was primarily attributable to the combined effects of:
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
(ii)payments in 2023 for the acquisition of investments accounted for using the equity method, including €6,580 thousand for the acquisition of a 25% interest in Norda Run Inc. (“Norda”), €4,656 thousand for the acquisition of a 15% interest in Luigi Fedeli e Figlio S.r.l. and €4,500 thousand for a capital contribution to Filati Biagioli Modesto S.p.A.. For additional information relating to the these transactions, see Note 17 — Investments accounted for using the equity method within the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F;
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
Net cash flows used in financing activities
2024 compared to 2023
Net cash flows used in financing activities amounted to €234,534 thousand in 2024 compared to €250,494 thousand in 2023. The positive change of €15,960 thousand between periods was primarily attributable to the combined effects of:
(i)lower net repayments of borrowings of €70,665 thousand (repayments of borrowings net of proceeds of €31,061 thousand in 2024 compared to €101,726 thousand in 2023), primarily reflecting actions taken in 2023 to repay borrowings, primarily with cash proceeds from the disposal of certain financial investments held by the Group;
partially offset by:
(i)payments of €23,502 thousand for the acquisition of non-controlling interests in 2024, including €22,752 thousand for the acquisition of an additional 2% of the Thom Browne group as a result of Mr. Thom Browne exercising a put option and €750 thousand for the acquisition of the remaining 30% interest in Ermenegildo Zegna Madrid S.A. not previously owned by the Group;
(ii)higher payments of lease liabilities of €17,817 thousand (€143,549 thousand in 2024 compared to €125,732 thousand in 2023);
(iii)cash proceeds received in 2023 that did not repeat in 2024: (a) €4,409 thousand from warrant holders exercising 408,667 warrants at an exercise price of $11.50 per ordinary share exchanged, and (b) €3,654 thousand from sales of shares held in treasury; and
(iv)higher dividends paid to owners of the parent of €5,259 thousand (€30,290 thousand in 2024 compared to €25,031 thousand in 2023).
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
(iii)higher dividends paid to owners of the parent of €3,179 thousand (€25,031 thousand in 2023 compared to €21,852 thousand in 2022); and
(iv)higher dividends paid to non-controlling interests of €1,881 thousand (€6,068 thousand in 2023 compared to €4,187 thousand in 2022).

Capital Expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
The following table shows a breakdown of capital expenditure by category for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
(€ thousands)	2024	2023	2022
Payments for property, plant and equipment	100,104	57,034	49,114
Payments for intangible assets	25,425	20,843	24,185
Capital expenditure	125,529	77,877	73,299
The Group’s main capital expenditure primarily relates to investments in our store network (new store openings, store renewals or relocations, remodeling or franchising contributions), which amounted to €77 million, €48 million and €43 million for the years ended December 31, 2024, 2023 and 2022, respectively, and primarily related to the Zegna segment. Other relevant investments for the periods presented mainly related to (i) production activities for both apparel and textile for €25 million, €10 million and €8 million for the years ended December 31, 2024, 2023 and 2022, respectively, (including investments in 2024 for the new luxury footwear and leather goods production facility in Sala Baganza, Parma, Italy), and (ii) information technology for €14 million, €13 million, €16 million for the years ended December 31, 2024, 2023 and 2022, respectively, and primarily for intangible assets related to digital and business transformation projects.
Store network
The following table presents capital expenditure to develop our store network split by segment:

	For the years ended December 31,
(€ millions)	2024	2023	2022
Zegna	55	41	35
Thom Browne	9	6	8
Tom Ford Fashion	13	1	n.a.(*)
Capital expenditure related to the store network	77	48	43
______________________
(*) “n.a.” as the Group began operating the Tom Ford Fashion segment following the TFI Acquisition, which was completed on April 28, 2023.

Zegna segment
The main new store openings in the Zegna segment are presented below:
•in 2024:
◦EMEA - Monte Carlo, Riyadh (Saudi Arabia), Astir Marina (Greece), Taormina (Italy), Puerto Banus (Spain), Paris (France), Fiumicino Airport (Italy) and Zurich Airport (Switzerland);
◦Americas - New York Meatpacking District, Honolulu and Miramar (United States);
◦Greater China Region - Nanchang, Nanjing, Shanghai Airport, Wuhan and Hong Kong;
◦Rest of APAC - Kuala Lumpur (Malaysia) and Changi Airport (Singapore).
•in 2023:
◦EMEA - Porto (Portugal), St.Moritz (Switzerland), Courchevel (France), Copenhagen (Denmark), Dubai (UAE) and Kuwait City (Kuwait);
◦Americas - New York (three stores, including East Hampton), Beverly Hills and Atlanta (United States);
◦Greater China Region - Beijing, Nanjing, Wuhan, Nanning and Taipei.
•in 2022:
◦EMEA - Madrid (Spain);
◦Americas - Palm Beach (United States);

◦Greater China Region - Chengdu, Jinan, Fuzhou, and Lanzhou;
◦Rest of APAC - Tokyo (Japan).

Thom Browne segment

The main new store openings in the Thom Browne segment are presented below:

•in 2024:
◦Greater China Region - Beijing, Wuhan, Shenyang, Kunming and Macau;
◦Rest of APAC - Kobe (Japan) and Daejeon (South Korea);
◦Americas - New York Saks 5th Avenue (United States).
•in 2023:
◦Greater China Region - Wuhan, Shenzhen, Harbin and Jinan;
◦Rest of APAC - Nagoya and Yokohama (Japan).
•in 2022:
◦Greater China Region - Shanghai, Beijing, Guangzhou, Tianjin, Nanjing, Chengdu, Chongqing and Zhengzhou.
Tom Ford Fashion segment

The main new store openings in the Tom Ford Fashion segment are presented below:
•in 2024:
◦EMEA - Milan, Rome and Taormina (Italy); Madrid (Spain) and London Harrods (United Kingdom);
◦Greater China Region - Beijing, Shanghai, Nanjing and Hangzhou;
◦Rest of APAC - Fukuoka and Kobe (Japan) and Singapore.
in 2023:
◦Americas - New York (United States);
◦Rest of APAC - Seoul (South Korea).
Contractual Obligations
For information on our significant contractual commitments at December 31, 2024 and 2023, see Note 27 — Borrowings and Note 35 — Qualitative and quantitative information on financial risks to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.

Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets and securities (recorded within other current financial assets in the consolidated statement of financial position). Net Financial Indebtedness/(Cash Surplus) is a non-IFRS financial measure. See “—Non-IFRS Financial Measures” for important information relating to non-IFRS financial measures.
The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to the Group and that it aids management, investors and analysts to analyze the Group’s financial position and financial resources available, as well as to compare the Group’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at December 31, 2024 and 2023:

	At December 31,
(€ thousands)	2024	2023
Non-current borrowings	196,401	113,285
Current borrowings	177,166	289,337
Derivative financial instruments — Liabilities	15,138	897
Total borrowings, other financial liabilities and derivatives	388,705	403,519
Cash and cash equivalents	(219,130)	(296,279)
Derivative financial instruments — Assets	(1,711)	(11,110)
Other current financial assets (Securities)	(73,639)	(85,320)
Total cash and cash equivalents, other current financial assets and derivatives	(294,480)	(392,709)
Net Financial Indebtedness/(Cash Surplus)	94,225	10,810

Net Financial Indebtedness/(Cash Surplus) amounted to €94,225 thousand at December 31, 2024 compared to €10,810 thousand at December 31, 2023, primarily reflecting the combined effects of (i) positive Free Cash Flow of €10,051 thousand, (ii) cash proceeds of €7,582 thousand from the sale of a 45% interest in Sharmoon.EZ.Garments Co. Ltd, and cash used for (iii) business combinations (net of cash acquired) of €19,307 thousand (including deferred consideration paid in 2024 for the acquisition of the Thom Browne business in South Korea in 2023), (iv) acquisitions of non-controlling interests of €23,502 thousand, (v) dividends to owners of the parent of €30,290 thousand and (vi) dividends to non-controlling interests of €6,132 thousand, as well as (vii) a change in fair value of derivative financial instruments of €23,640 thousand. For additional information relating to the change in cash and cash equivalents see “Item 5.B—Liquidity and Capital Resources—Cash Flow”, for additional information and definition of the Free Cash Flow see “Item 5.B—Non-IFRS Financial Measures—Free Cash Flow”.
The main components of Net Financial Indebtedness/(Cash Surplus) are further explained below.
Borrowings
The Group enters into and manages debt facilities centrally in order to satisfy the short and medium-term needs of each of its subsidiaries based on criteria of efficiency and cost-effectiveness. The Group enters into and maintains bilateral committed credit lines with a diversified pool of lenders for a total amount that is considered consistent with the Group’s overall needs and to ensure adequate liquidity is available at any time to satisfy and comply with all of its financial obligations and commitments, as well as guarantee a suitable level of operational flexibility for any expansion programs. During 2024, the Group extended the average maturity of its debt by repaying existing borrowings and obtaining new borrowings with longer average maturities.
The key interest rate terms of the Group’s borrowings and the amount outstanding at December 31, 2024 and 2023 are presented in the tables below based on their maturity dates.

(€ thousands, except percentages)	Interest rates (bps)	Amount	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Beyond 4 years
Fixed	0.74% - 2.32%	49,441	36,689	4,669	4,031	4,052	—
Variable	0.77% - 3.90%(1)	324,126	140,477	79,013	95,232	4,702	4,702
Total at December 31, 2024		373,567	177,166	83,682	99,263	8,754	4,702
______________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

(€ thousands, except percentages)	Interest rates (bps)	Amount	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Beyond 4 years
Fixed	0.73% - 4.05%	120,734	73,123	34,859	4,669	4,031	4,052
Variable	0.05% - 3.09%(1)	281,888	216,214	50,118	15,001	555
Total at December 31, 2023		402,622	289,337	84,977	19,670	4,586	4,052
______________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

At December 31, 2024, the Group has committed revolving lines amounting to an aggregate of €335 million with a maturity ranging between 4 to 6 years (€335 million at December 31, 2023 with a maturity ranging between 5 to 7 years). The lines were drawn down for €40 million at December 31, 2024 (€40 million at December 31, 2023). Certain committed revolving lines have interest rates linked to the following two important Environment, Social and Governance (“ESG”) targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026; and (ii) 100% of the electricity is from renewable sources in Europe and the United States by 2024. These lines amounted to €190 million at December 31, 2024 and 2023 and were undrawn.
For additional information see Note 27 — Borrowings to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.
Debt covenants
Certain of the Group’s borrowings and revolving lines are subject to financial covenants requiring the Group to maintain a ratio of Net Financial Indebtedness to adjusted EBITDA equal or lower than 3.0x (calculated on an annual basis based on a definition of adjusted EBITDA specified in the related agreements, which may differ from the similarly named non-IFRS financial measure included elsewhere in this annual report), as well as negative pledges, pari passu, cross-default and change of control clauses. Failure to comply with these covenants may require the Group to fully repay the outstanding amounts on demand. At December 31, 2024 and December 31, 2023, the Group had Net Financial Indebtedness/(Cash Surplus) of €94,225 thousand and €10,810 thousand, respectively, resulting in a ratio of Net Financial Indebtedness to adjusted EBITDA of 0.40x and 0.04x, respectively, therefore the Group was in compliance with the covenants.
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

The following table sets forth the Group’s outstanding hedges at December 31, 2024 and 2023.

	At December 31,
	2024			2023
(€ thousands)	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Foreign currency derivatives	756,316	1,596	(14,699)	595,819	6,371	(897)
Interest rate risk
Interest rate swaps	82,631	115	(439)	133,962	4,739	—
Total derivatives instruments - Asset/(Liabilities)	838,947	1,711	(15,138)	729,781	11,110	(897)
For additional information relating to derivative financial instruments see Note 21 — Derivative financial instruments to the Consolidated Financial Statements, included elsewhere in this annual report on Form 20-F.
Cash and cash equivalents
The table below sets forth the breakdown of the Group’s cash and cash equivalents at December 31, 2024 and 2023.

	At December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Cash on hand	2,465	3,275	(810)	(24.7%)
Bank balances	216,665	293,004	(76,339)	(26.1%)
Cash and cash equivalents	219,130	296,279	(77,149)	(26.0%)
The Group may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2024 amounted to €22,105 thousand (€22,549 thousand at December 31, 2023).

Other current financial assets (Securities)
The table below sets forth the breakdown of the Group’s securities included within Net Financial Indebtedness/(Cash Surplus), which are recorded within other current financial assets, at December 31, 2024 and 2023.

	At December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Fair value through profit and loss
Private equity	23,954	22,399	1,555	6.9%
Private debt	10,395	10,106	289	2.9%
Hedge funds	10,285	8,995	1,290	14.3%
Real estate funds	9,713	12,146	(2,433)	(20.0%)
Money market funds	3,864	2,093	1,771	84.6%
Equity	3,204	1,141	2,063	180.8%
Total fair value through profit and loss	61,415	56,880	4,535	8.0%
Fair value through other comprehensive income/(loss)
Fixed income	6,439	11,748	(5,309)	(45.2%)
Floating income	5,785	16,692	(10,907)	(65.3%)
Total fair value through other comprehensive income/(loss)	12,224	28,440	(16,216)	(57.0%)
Securities (recorded within other current financial assets)	73,639	85,320	(11,681)	(13.7%)
For additional information relating to the Group’s securities see Note 22 — Other current financial assets to the Consolidated Financial Statements, included elsewhere in this annual report on Form 20-F.
Off-Balance Sheet Arrangements
As part of the TFI Acquisition, the Group has become a long-term licensee for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products for 20 years with an automatic renewal for one additional 10 year period subject to certain minimum performance conditions (TFF License). As part of the TFF License, the Group is required to pay minimum annual guaranteed royalties for the first 10 years of the TFF License, which at December 31, 2024 amounted to an aggregate of $193.9 million (€186.7 million) (undiscounted). For the remaining term of the TFF License the minimum annual guaranteed royalties to be paid by the Group will be calculated based on a percentage of the net sales of the preceding annual period. The TFF License also requires the Group to make minimum investments for marketing activities as a percentage of net sales of the licensed products as per customary market practices. For additional information relating to the TFI Acquisition and the TFF License, see Note 39 — Business combinations within the Consolidated Financial Statements included elsewhere within this annual report on Form 20-F.
In 2020, the Group provided a financial guarantee to TFI (which prior to the TFI Acquisition, the Group held a 15% interest in was an associate of the Group) for an amount of $7,500 thousand in relation to its payment obligations under a bank loan issued to TFI. The financial guarantee was subsequently reduced to $6,875 thousand in 2022 and closed in 2023 as part of the transactions contemplated by the TFI Acquisition. No amounts were claimed under the guarantee.
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

Non-IFRS Financial Measures
The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), Adjusted Profit, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital, Free Cash Flow, revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (Organic or Organic Growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards are set out below.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business Combination, special donations for social responsibility and net income related to lease agreements.
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

The following table presents a reconciliation of Profit to Adjusted EBIT and the calculation of the Profit Margin and the Adjusted EBIT Margin for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
(€ thousands, except percentages)	2024	2023	2022
Profit	90,861	135,661	65,279
Income taxes	39,747	33,433	35,802
Financial income	(26,028)	(37,282)	(13,320)
Financial expenses	51,995	68,121	54,346
Foreign exchange losses	11,338	5,262	7,869
Result from investments accounted for using the equity method	(1,061)	2,953	(2,199)
Operating profit	166,852	208,148	147,777
Adjustments:
Net impairment of leased and owned stores (1)	11,196	1,782	1,639
Severance indemnities and provisions for severance expenses (2)	4,878	4,002	2,199
Legal costs for trademark dispute (3)	1,061	2,168	7,532
Transaction costs related to acquisitions (4)	33	6,001	2,289
Costs related to the Business Combination (5)	—	2,140	2,137
Special donations for social responsibility (6)	—	100	1,000
Net income related to lease agreements (7)	—	(4,129)	(6,844)
Adjusted EBIT	184,020	220,212	157,729

Revenues	1,946,647	1,904,549	1,492,840
Profit Margin (Profit / Revenues)	4.7%	7.1%	4.4%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	9.5%	11.6%	10.6%
______________________
(1)Net impairment of leased and owned stores for 2024, 2023, 2022 includes:

	For the years ended December 31,
(€ thousands)	2024	2023	2022
Right-of-use assets	7,905	832	2,369
Property, plant and equipment	3,233	915	(756)
Intangible assets	58	35	26
Total	11,196	1,782	1,639
(2)Relates to severance indemnities of €4,878 thousand, €4,002 thousand and €2,199 thousand in 2024, 2023 and 2022, respectively.
(3)Relates to legal costs of €1,061 thousand (net of reimbursements), €2,168 thousand and €7,532 thousand in 2024, 2023 and 2022 respectively, in connection with a legal dispute between Adidas AG (“adidas”) and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €33 thousand, €6,001 thousand and €2,289 thousand in 2024, 2023 and 2022, respectively, primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in South Korea (2024 and 2023), the acquisition of the Thom Browne business in South Korea (2023), the TFI Acquisition (2023 and 2022) and the acquisition of a 25% interest in Norda (2023 and 2022).
(5)Costs related to the Business Combination of €2,140 thousand and €2,137 thousand in 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey in 2023 (€100 thousand) and in Ukraine in 2022 (€1,000 thousand).
(7)Net income related to lease agreements of €4,129 thousand in 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong. In 2022 net income related to lease agreements include: (i) proceeds of €6,500 thousand received from new tenants in order for the Group to withdraw from existing lease agreements of commercial properties and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the U.S., partially offset by (iii) €606 thousand for losses related to a sublease agreement in the U.S.

Adjusted EBITDA
Adjusted EBITDA is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses, depreciation, amortization and impairment of assets and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business Combination, special donations for social responsibility and net income related to lease agreements.
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
The following table presents a reconciliation of Profit to Adjusted EBITDA for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
(€ thousands)	2024	2023	2022
Profit	90,861	135,661	65,279
Income taxes	39,747	33,433	35,802
Financial income	(26,028)	(37,282)	(13,320)
Financial expenses	51,995	68,121	54,346
Foreign exchange losses	11,338	5,262	7,869
Depreciation, amortization and impairment of assets	235,950	194,952	173,521
Result from investments accounted for using the equity method	(1,061)	2,953	(2,199)
Severance indemnities and provisions for severance expenses (1)	4,878	4,002	2,199
Legal costs for trademark dispute (2)	1,061	2,168	7,532
Transaction costs related to acquisitions (3)	33	6,001	2,289
Costs related to the Business Combination (4)	—	2,140	2,137
Special donations for social responsibility (5)	—	100	1,000
Net income related to lease agreements (6)	—	(4,129)	(6,844)
Adjusted EBITDA	408,774	413,382	329,611
______________________
(1)Relates to severance indemnities of €4,878 thousand, €4,002 thousand and €2,199 thousand in 2024, 2023 and 2022, respectively.
(2)Relates to legal costs of €1,061 thousand (net of reimbursements), €2,168 thousand and €7,532 thousand in 2024, 2023 and 2022 respectively, in connection with a legal dispute between Adidas AG (“adidas”) and Thom Browne, primarily in relation to the use of trademarks.
(3)Relates to transaction costs of €33 thousand, €6,001 thousand and €2,289 thousand in 2024, 2023 and 2022, respectively, primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in South Korea (2024 and 2023), the acquisition of the Thom Browne business in South Korea (2023), the TFI Acquisition (2023 and 2022) and the acquisition of a 25% interest in Norda (2023 and 2022).
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
(6)Net income related to lease agreements of €4,129 thousand in 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong. In 2022 net income related to lease agreements include: (i) proceeds of €6,500 thousand received from new tenants in order for the Group to withdraw from existing lease agreements of commercial properties and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the U.S., partially offset by (iii) €606 thousand for losses related to a sublease agreement in the U.S.

Adjusted Profit
Adjusted Profit is defined as Profit adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business Combination, special donations for social responsibility, net income related to lease agreements and a gain on disposal of investment, as well as the tax effects of the adjusting items.
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
The following table presents a reconciliation of Profit to Adjusted Profit for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
(€ thousands)	2024	2023	2022
Profit	90,861	135,661	65,279
Net impairment of leased and owned stores (1)	11,196	1,782	1,639
Severance indemnities and provisions for severance expenses (2)	4,878	4,002	2,199
Legal costs for trademark dispute (3)	1,061	2,168	7,532
Transaction costs related to acquisitions (4)	33	6,001	2,289
Costs related to the Business Combination (5)	—	2,140	2,137
Special donations for social responsibility (6)	—	100	1,000
Net income related to lease agreements (7)	—	(4,129)	(6,844)
Gain on disposal of investment (8)	(7,582)	—	—
Tax effects on adjusting items (9)	(2,671)	(2,490)	(1,602)
Adjusted Profit	97,776	145,235	73,629
______________________
(1)Net impairment of leased and owned stores for 2024, 2023, 2022 includes:

	For the years ended December 31,
(€ thousands)	2024	2023	2022
Right-of-use assets	7,905	832	2,369
Property, plant and equipment	3,233	915	(756)
Intangible assets	58	35	26
Total	11,196	1,782	1,639
(2)Relates to severance indemnities of €4,878 thousand, €4,002 thousand and €2,199 thousand in 2024, 2023 and 2022, respectively.
(3)Relates to legal costs of €1,061 thousand (net of reimbursements), €2,168 thousand and €7,532 thousand in 2024, 2023 and 2022, respectively, in connection with a legal dispute between Adidas AG (“adidas”) and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €33 thousand, €6,001 thousand and €2,289 thousand in 2024, 2023 and 2022, respectively, primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in

South Korea (2024 and 2023), the acquisition of the Thom Browne business in South Korea (2023), the TFI Acquisition (2023 and 2022) and the acquisition of a 25% interest in Norda (2023 and 2022).
(5)Costs related to the Business Combination of €2,140 thousand and €2,137 thousand in 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey in 2023 (€100 thousand) and in Ukraine in 2022 (€1,000 thousand)
(7)Net income related to lease agreements of in 2023 of €4,129 thousand relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong. In 2022 net income related to lease agreements include: (i) proceeds of €6,500 thousand received from new tenants in order for the Group to withdraw from existing lease agreements of commercial properties and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the U.S., partially offset by (iii) €606 thousand for losses related to a sublease agreement in the U.S.
(8)Relates to a gain of €7,582 thousand from the disposal of a 45% interest in Sharmoon.EZ.Garments Co. Ltd, which was previously fully impaired by the Group due to a dispute with the other shareholder.
(9)Includes the tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Profit using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are defined as basic earnings per share and diluted earnings per share adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business Combination, special donations for social responsibility, net income related to lease agreements and a gain on disposal of investment, as well as the tax effects of the adjusting items and excluding the impact of non-controlling interests on the adjusting items.
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

The following table presents a reconciliation of Profit to Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
(€ thousands, except per share data)	2024	2023	2022
Profit	90,861	135,661	65,279
Net impairment of leased and owned stores (1)	11,196	1,782	1,639
Severance indemnities and provisions for severance expenses (2)	4,878	4,002	2,199
Legal costs for trademark dispute (3)	1,061	2,168	7,532
Transaction costs related to acquisitions (4)	33	6,001	2,289
Costs related to the Business Combination (5)	—	2,140	2,137
Special donations for social responsibility (6)	—	100	1,000
Net income related to lease agreements (7)	—	(4,129)	(6,844)
Gain on disposal of investment (8)	(7,582)	—	—
Tax effects on adjusting items (9)	(2,671)	(2,490)	(1,602)
Adjusted Profit	97,776	145,235	73,629
Impact of non-controlling interests (10)	14,199	14,327	14,460
Adjusted Profit attributable to shareholders of the Parent Company	83,577	130,908	59,169
Weighted average number of shares for basic earnings per share	251,531,105	247,015,882	237,545,736
Basic earnings per share in €	0.31	0.49	0.22
Adjusted Basic Earnings per Share in €	0.33	0.53	0.25
Weighted average number of shares for diluted earnings per share	254,239,096	252,363,769	240,647,513
Diluted earnings per share in €	0.30	0.48	0.21
Adjusted Diluted Earnings per Share in €	0.33	0.52	0.25
______________________
(1)Net impairment of leased and owned stores for 2024, 2023, 2022 includes

	For the years ended December 31,
(€ thousands)	2024	2023	2022
Right-of-use assets	7,905	832	2,369
Property, plant and equipment	3,233	915	(756)
Intangible assets	58	35	26
Total	11,196	1,782	1,639
(2)Relates to severance indemnities of €4,878 thousand, €4,002 thousand and €2,199 thousand in 2024, 2023 and 2022, respectively.
(3)Relates to legal costs of €1,061 thousand, €2,168 thousand and €7,532 thousand in 2024, 2023 and 2022 respectively, in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €33 thousand, €6,001 thousand and €2,289 thousand in 2024, 2023 and 2022, respectively, primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in South Korea (2024 and 2023), the TFI Acquisition (2023 and 2022) and the acquisition of a 25% interest in Norda (2023 and 2022).
(5)Costs related to the Business Combination of €2,140 thousand and €2,137 thousand in 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey in 2023 (€100 thousand) and in Ukraine in 2022 (€1,000 thousand);
(7)Net income related to lease agreements of in 2023 of €4,129 thousand relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong. In 2022 net income related to lease agreements include: (i) proceeds of €6,500 thousand received from new tenants in order for the Group to withdraw from existing lease agreements of commercial properties and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the U.S., partially offset by (iii) €606 thousand for losses related to a sublease agreement in the U.S.;
(8)Relates to a gain of €7,582 thousand from the disposal of a 45% interest in Sharmoon.EZ.Garments Co. Ltd, which was previously fully impaired by the Group due to a dispute with the other shareholder.

(9)Includes the tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.
(10)Represents the Profit attributable to non-controlling interests plus the impact of non-controlling interests on the adjusting items.
Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current) and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets, securities (recorded within other current financial assets in the consolidated statement of financial position).
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
The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at December 31, 2024 and 2023.

	At December 31,
(€ thousands)	2024	2023
Non-current borrowings	196,401	113,285
Current borrowings	177,166	289,337
Derivative financial instruments — Liabilities	15,138	897
Total borrowings, other financial liabilities and derivatives	388,705	403,519
Cash and cash equivalents	(219,130)	(296,279)
Derivative financial instruments — Assets	(1,711)	(11,110)
Other current financial assets (Securities)	(73,639)	(85,320)
Total cash and cash equivalents, other current financial assets and derivatives	(294,480)	(392,709)
Net Financial Indebtedness/(Cash Surplus)	94,225	10,810

For additional details relating to Net Financial Indebtedness/(Cash Surplus) see “Liquidity and Capital Resources—Net Financial Indebtedness/(Cash Surplus).”
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

The following table sets forth the calculation of Trade Working Capital at December 31, 2024 and 2023.

	At December 31,
(€ thousands)	2024	2023
Current assets	1,206,162	1,287,636
Current liabilities	(852,885)	(1,012,123)
Working capital	353,277	275,513
Less:
Derivative financial instruments - Assets	1,711	11,110
Tax receivables	32,505	31,024
Other current financial assets	77,269	90,917
Other current assets	105,742	95,260
Cash and cash equivalents	219,130	296,279
Current borrowings	(177,166)	(289,337)
Current lease liabilities	(142,957)	(122,642)
Derivative financial instruments - Liabilities	(15,138)	(897)
Other current financial liabilities	—	(22,102)
Current provisions for risks and charges	(16,792)	(16,019)
Tax liabilities	(32,389)	(41,976)
Other current liabilities	(158,672)	(205,013)
Trade Working Capital	460,034	448,909
of which trade receivables	248,790	240,457
of which inventories	521,015	522,589
of which trade payables and customer advances	(309,771)	(314,137)
Trade Working Capital at December 31, 2024 was positively influenced by improved inventory management (with inventory remaining substantially in line with the previous year), while the slightly higher trade receivables were only partially counterbalanced by a decrease in payables.
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
The following table sets forth the Free Cash Flow for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
(€ thousands)	2024	2023	2022
Net cash flows from operating activities	279,129	275,382	146,398
Payments for property, plant and equipment	(100,104)	(57,034)	(49,114)
Payments for intangible assets	(25,425)	(20,843)	(24,185)
Payments of lease liabilities	(143,549)	(125,732)	(121,633)
Free Cash Flow	10,051	71,773	(48,534)

For an explanation of the drivers in Free Cash Flow see “Liquidity and Capital Resources—Cash Flows” above.
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

Revenues on an organic growth basis (Organic or Organic Growth)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (Organic or Organic Growth). Organic Growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.

In calculating Organic performance, the following adjustments are made to revenues:

(a)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(b)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
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

We believe the presentation of revenues on an Organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an Organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to Organic performance, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geographic area for the year ended December 31, 2024 compared to the year ended December 31, 2023 (FY 2024 vs FY 2023) and for the year ended December 31, 2023 compared to the year ended December 31, 2022 (FY 2023 vs FY 2022).

Segment

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	2.0%	(1.4%)	3.4%	0.7%	0.2%	2.5%
Thom Browne	(17.2%)	(0.8%)	(16.4%)	4.4%	—%	(20.8%)
Tom Ford Fashion	33.5%	(0.8%)	34.3%	35.0%	—%	(0.7%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)

	FY 2023 vs FY 2022
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	12.4%	(1.4%)	13.8%	—%	(5.7%)	19.5%
Thom Browne	14.9%	(3.4%)	18.3%	0.5%	—%	17.8%
Tom Ford Fashion (*)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total	27.6%	(2.1%)	29.7%	16.2%	(5.8%)	19.3%
______________________
(*) Not meaningful (n.m.) as the Group began operating the Tom Ford Fashion segment following the TFI Acquisition, which was completed on April 28, 2023, therefore there is no comparison figure for the period.

Brand and product line

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	4.9%	(1.5%)	6.4%	0.9%	—%	5.5%
Thom Browne brand	(16.8%)	(0.8%)	(16.0%)	4.5%	—%	(20.5%)
TOM FORD FASHION	33.5%	(0.8%)	34.3%	35.0%	—%	(0.7%)
Textile	(8.5%)	(1.0%)	(7.5%)	—%	—%	(7.5%)
Other (1)	(48.4%)	(0.2%)	(48.2%)	(0.1%)	(16.0%)	(32.1%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)

	FY 2023 vs FY 2022
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	20.1%	(2.2%)	22.3%	—%	—%	22.3%
Thom Browne brand	14.7%	(3.3%)	18.0%	0.5%	—%	17.5%
TOM FORD FASHION	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	10.4%	1.0%	9.4%	(0.1%)	—%	9.5%
Other (1)	(70.5%)	0.1%	(70.6%)	(0.2%)	(58.3%)	(12.1%)
Total	27.6%	(2.1%)	29.7%	16.2%	(5.8%)	19.3%
______________________
(1) Other mainly includes revenues from agreements with third party brands.

Distribution channel

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	6.2%	(1.5%)	7.7%	1.6%	—%	6.1%
Thom Browne brand	1.4%	(2.2%)	3.6%	11.2%	—%	(7.6%)
TOM FORD FASHION	47.0%	(1.2%)	48.2%	43.1%	—%	5.1%
Total Direct to Consumer (DTC)	9.9%	(1.6%)	11.5%	7.5%	—%	4.0%
Wholesale branded
ZEGNA brand	(2.9%)	(1.5%)	(1.4%)	(3.9%)	—%	2.5%
Thom Browne brand	(34.0%)	—%	(34.0%)	(1.4%)	—%	(32.6%)
TOM FORD FASHION	15.1%	(0.2%)	15.3%	23.8%	—%	(8.5%)
Total Wholesale branded	(12.2%)	(0.5%)	(11.7%)	3.3%	—%	(15.0%)
Textile	(8.5%)	(1.0%)	(7.5%)	—%	—%	(7.5%)
Other (1)	(48.4%)	(0.2%)	(48.2%)	(0.1%)	(16.0%)	(32.1%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)

	FY 2023 vs FY 2022
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	22.4%	(3.0%)	25.4%	—%	—%	25.4%
Thom Browne	25.9%	(8.2%)	34.1%	14.4%	—%	19.7%
TOM FORD FASHION	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	37.8%	(4.3%)	42.1%	17.6%	—%	24.5%
Wholesale branded
ZEGNA brand	8.4%	1.4%	7.0%	—%	—%	7.0%
Thom Browne	5.8%	(0.2%)	6.0%	(9.7%)	—%	15.7%
TOM FORD FASHION	n.m.	n.m.	n.m.	n.m.	—%	n.m.
Total Wholesale branded	36.5%	0.5%	36.0%	24.5%	—%	11.5%
Textile	10.4%	1.0%	9.4%	(0.1%)	—%	9.5%
Other (1)	(70.5%)	0.1%	(70.6%)	(0.2%)	(58.3%)	(12.1%)
Total	27.6%	(2.1%)	29.7%	16.2%	(5.8%)	19.3%
______________________
(1) Other mainly includes revenues from agreements with third party brands.

Geographic area

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	3.3%	—%	3.3%	3.4%	(0.5%)	0.4%
Americas (2)	15.4%	(1.0%)	16.4%	10.3%	(0.7%)	6.8%
Greater China Region	(14.5%)	(1.5%)	(13.0%)	0.7%	—%	(13.7%)
Rest of APAC (3)	19.4%	(5.2%)	24.6%	18.1%	(0.4%)	6.9%
Other (4)	(20.8%)	—%	(20.8%)	4.9%	—%	(25.7%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)

	FY 2023 vs FY 2022
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	26.6%	(1.1%)	27.7%	15.4%	(6.5%)	18.8%
Americas (2)	40.1%	2.1%	38.0%	37.2%	(11.1%)	11.9%
Greater China Region	20.5%	(5.2%)	25.7%	2.1%	(0.6%)	24.2%
Rest of APAC (3)	27.7%	(4.9%)	32.6%	17.7%	(6.6%)	21.5%
Other (4)	(8.6%)	(0.3%)	(8.3%)	17.3%	—%	(25.6%)
Total	27.6%	(2.1%)	29.7%	16.2%	(5.8%)	19.3%
______________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management

Board of Directors
The Company has a one-tier board, consisting of one or more Executive Directors having responsibility for the day-to-day management of the Company and one or more Non-Executive Directors having oversight responsibilities but not responsibility for the day-to-day management. The number of Executive Directors is determined by the Board in accordance with the Company’s Articles of Association, provided that the majority of the Board consists of Non-Executive Directors. The Non-Executive Directors’ duties include, among other things, the oversight of (i) the Executive Directors’ performance of duties, (ii) the Company’s general affairs and business, while rendering advice and direction to the Executive Directors, (iii) the effectiveness of the Company’s internal risk management and control systems, (iv) the integrity and quality of the financial and sustainability reporting, as well as the performance of any duties allocated to them pursuant to Dutch law or the Articles of Association. The Executive Directors shall timely provide the Non-Executive Directors with the information they need to carry out their duties. The Board as a whole is responsible for the strategy of the Company with a focus on sustainable long-term value creation for the Company, taking into account the relevant stakeholders’ interests. The Board may allocate its duties and powers among the Directors and the committees of the Board in accordance with the Board Regulations or otherwise in writing. Pursuant to the Articles of Association, the general authority to represent the Company is vested in the Board and any Executive Director.

Directors are appointed by the General Meeting on a binding nomination by the Board, also taking into account the binding nomination rights set out in the Articles of Association and further described under “Item 10.B—Memorandum and Articles of Association—Board of Directors—Composition, nomination, appointment and dismissal of the Board.”
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
All current members of the Board were reappointed during the annual General Meeting held on June 26, 2024. The term of office of each member of the Board will end at the close of the next annual General Meeting. Each Director may be reappointed.
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

In addition to his role at the Group, he is also Chairman of the board of directors of Monterubello, Thom Browne Inc. and, starting from 2023, of Tom Ford International LLC. He also served as a member of the board of directors of Fiat Chrysler Automobiles N.V. from 2014 to 2021. In 2021, he was appointed as Chairman of the board of Filati Biagioli Modesto S.r.l. and since 2023 he serves as a member of the board of directors of Luigi Fedeli & Figlio S.r.l.

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
From 1984 to 1994, Mr. De Sole served as President and Chief Executive Officer of Gucci America, and, from 1994 to 2004, he served as the President and Chief Executive Officer of Gucci Group, which during his tenure made significant acquisitions such as YSL, Bottega Veneta and Balenciaga. Mr. De Sole has served on the board of directors of numerous public and private company, and he currently serves as director of Pirelli & C. S.p.A. and Tod’s S.p.A. He formerly served as Chairman of Sotheby’s, and director of Conde Nast, Bausch & Lomb Incorporated, Delta Airlines, Inc., Gap, Inc., Newell Brands Inc. and Procter & Gamble.
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
Mr. Ermotti is currently Group Chief Executive Officer of UBS Group AG and President of the Executive Board of UBS AG. He was previously Group Chief Executive Officer from 2011 to 2020. He re-joined UBS from Swiss Re Ltd, where he served as Chairman of the Board of Directors until April 2023. Mr. Ermotti was elected to the Board of Directors of Swiss Re Ltd.in 2020 and was Chairman of the Board of Directors from April 2021 to April 2023. At Swiss Re Ltd., he also chaired the Governance and Nomination Committee.
Prior to joining UBS in 2011, he was at UniCredit Group, where from 2007 to 2010 he served as Group Deputy Chief Executive Officer and Head of Corporate & Investment Banking and Private Banking, after having served as Head of the Markets & Investment Banking Division. Before that, he held various positions at Merrill Lynch & Co. in the areas of equity derivatives and capital markets. He became Co-Head of Global Equity Markets and a member of the Executive Management Committee for Global Markets & Investment Banking in 2001.
Born in Lugano (Switzerland) in 1960, Mr. Ermotti is a Swiss-certified banking expert and a graduate of the Advanced Management Programme at Oxford University.
Ronald B. Johnson (Non-Executive Director)
Mr. Johnson is currently a member of the Board, a position he has held since 2019, and also serves as member of the Audit Committee and the Governance and Sustainability Committee. Mr. Johnson is also a member of the board of directors of Ermenegildo Zegna Corporation, a subsidiary of the Company in the United States.
Mr. Johnson is the founder of Enjoy Technology Inc., where he served as Chief Executive Officer from 2014, through the sale of the majority of the assets of the company in 2022 and the shutdown of the remainder of the company in the same year. He also served as a member of the board of directors of Globality, Inc. and Philz Cofee Inc. and is currently member of the board of Fish Six Restaurant Corp (d/b/a The Melt).
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
Ms. Mars served as Senior Vice President & Head of Corporate Development for Mars, Incorporated, a diversified food business operating in over 120 countries, where she focused on acquisitions, joint ventures and divestitures for the company until her retirement, effective as of December 31, 2024.
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
Mr. Peter serves on the board of directors of Swiss Life AG (Switzerland’s largest life insurance company) and, among others, of Banque Lombard Odier & Cie SA, where he chairs the Audit Committee, and is Chairman of the board of directors of Sigurd Rück AG, a captive reinsurance company of the Italian Saipem S.p.A. Group. He is also Chairman of the board of directors of Brembo Reinsurance AG, a captive reinsurance company of the Italian Group Brembo S.p.A. He was a member of the Swiss Takeover Board between 2004 and 2015 and is a member of the Sanctions Commission of the SIX Swiss Exchange since 2007.
Born in Boston (USA) in 1957, Mr. Peter holds a Ph.D. in law from the University of Geneva. Since 1988 and until 2024, Mr. Peter has been a partner in a Lugano law firm, currently Kellerhals Carrard Lugano SA, of which he is serving as “Of Counsel” starting from 2025. From 1997, he has also served as professor of business law, and from 2017 as President of the Geneva Center for Philanthropy, at the University of Geneva, until termination of his office in 2024.
Since 2001 and until 2024, Mr. Peter has been Vice-Chairman of Swiss Sports Disciplinary Chamber of the Swiss Olympic Association in charge of disciplinary cases. He also serves as Chairman or member of the board of various non-profit Foundations and Organisations.
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
He has been a member of the board of Sistema Moda Italia since 2005, which represents companies of the entire supply chain and is the official interlocutor in relations with Italian and international institutions and organizations. He is also member of the Director Council of Euratex, the European Association of the Textile and Clothing State Members, as representative of the Italian Association. He also served as Vice President of the Altagamma Foundation, which is committed to gathering high-end cultural and creative companies and increasing the competitiveness of the high-end industry.
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
Born in Milan (Italy) in 1968, Mr. Tagliabue holds a degree in Business Administration from Bocconi University in Milan.
Alessandro Sartori
Mr. Sartori is currently the Artistic Director of ZEGNA, a position he has held since 2016, and oversees all the brands and creative functions in the ZEGNA brand product line. He started his professional career at the Company in 1989 and worked as a menswear designer for over 10 years. In 2003, Mr. Sartori was appointed Creative Director of Z Zegna. During his eight-year tenure as Creative Director, he oversaw the launch of the brand, including its first runway show in New York City in 2007.
In 2011, Mr. Sartori joined Berluti, a Paris-based menswear brand which had become part of the LVMH group in 2003, as Artistic Director where he was responsible for developing the brand.
Born in Trivero (Italy) in 1966, Mr. Sartori studied textile and fashion design.

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
Rodrigo Bazan
Mr. Bazan is currently the Chief Executive Officer of Thom Browne, a position he has held since 2016. Under his leadership, Thom Browne has expanded in the DTC channel, opening directly-operated stores in North America, Europe, UK, Korea, Japan and Greater China Region, Middle East and with partners in Hong-Kong SAR and South East Asia. Mr. Bazan also led the digital retail footprint for e-business, including partnering with platforms like Farfetch and TMall.
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
Born in Asti (Italy) in 1965, Mr. Gavazza holds a Bachelor’s degree in Chemical Engineering from Genova University.
B. Compensation
Introduction
This section provides information related to the remuneration that was earned by the Board and the Senior Management Team for the year ended December 31, 2024.
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
This compensation report consists of two sections:
•Historical compensation for the year ended December 31, 2024: details the remuneration features in 2024 and actual remuneration received by or awarded to each Executive and Non-Executive Director and the Senior Management Team.
•Remuneration policy: details our current remuneration policy, available on our corporate website, which governs compensation for Executive and Non-Executive Directors and aligns remuneration of the Board with successful delivery of the Group’s long-term strategy and sustainable long-term value creation with the goal of ensuring that the directors’ interests are closely aligned to those of the Company’s stakeholders, including its shareholders.

Historical compensation for the year ended December 31, 2024
Board of Directors — Executive Director
Base salary
The base salary earned by Gildo Zegna, Executive Director and CEO, for the year ended December 31, 2024 amounted to €2,055,232. It represents all fixed compensation earned by Gildo Zegna from the Company and Group subsidiaries.

Short-term Incentive Plan
Gildo Zegna was eligible to earn short-term variable cash compensation, based on the Group’s profitability. Considering the share price performance during the year, Gildo Zegna proactively suggested to significantly reduce his short-term variable cash compensation compared to the result of the arithmetic calculation that he was entitled to in accordance with the terms of the CEO’s executive agreement. The Non-Executive Directors welcomed Gildo Zegna’s proposal and as a result have determined that the short-term variable cash compensation earned by Gildo Zegna for the year ended December 31, 2024 will amount to €1,575,000.

Share-based compensation
In accordance with the CEO’s executive agreement, as amended and restated in July 2021 and further amended in August 2022, the Company granted the following share-based compensation benefits to Gildo Zegna.
Long-term Incentive Plan
On December 17, 2021, in connection with the completion of the Business Combination, the Board approved an equity incentive plan (the “EIP”), which was approved by the General Meeting on December 17, 2021. In addition, the Board adopted the CEO Long Term Incentive Plan 2022-2024 (the “CEO LTIP”), a sub-plan of the EIP, which sets out the modalities of the arrangements agreed upon pursuant to Gildo Zegna’s executive agreement, as discussed above. In accordance with the amendment to the remuneration policy on June 28, 2022, the CEO LTIP was amended to include, among other measures, a non-financial performance measure linked to the sustainability strategy of the Group. Under the CEO LTIP, the Group granted to Gildo Zegna:
•Up to a maximum of 2,520,000 performance share units (“PSUs”) (the “CEO 2022-2024 PSUs”) that vest in three tranches in 2023, 2024 and 2025 based on the achievement of defined performance targets and the CEO’s continued service to the Group through the date of vesting. Each of the performance targets will be measured and settled independently of the other targets and the total number of shares to be assigned upon vesting depends on the level of achievement of financial performance targets over the performance period. The achievement rate may eventually be discounted by up to 10% if certain objectives relevant for the business and reflecting the contribution to sustainable long-term value creation, such as reduction of carbon emissions, assessment of water footprint, measurement of employee satisfaction, completion of suppliers and sub-suppliers’ audits, traceability of key raw materials, achievement of employee training targets (“ESG Multiplier”), are not achieved1. For the year ended December 31, 2024, the Group recognized €(451,507) as share-based compensation expense in relation to the CEO 2022-2024 PSUs (representing a credit to costs for the period) and does not reflect the value of the number of Ordinary Shares that will actually be delivered to Gildo Zegna after achievement of the performance and service conditions).
•The share purchase rights, under which Gildo Zegna is entitled to purchase Ordinary Shares at a value per share based on an enterprise value corresponding to 12 times the Group’s Adjusted EBIT of the previous year, for a maximum amount corresponding to his base salary, net of personal income tax, plus short-term variable cash compensation for the previous year. Gildo Zegna did not exercise his share
1 On April 4, 2024, the Board determined the level of achievement of the performance conditions under the CEO 2022-2024 PSUs in 2023. As a result of such determination, 588,000 Ordinary Shares vested and were delivered to Gildo Zegna in 2024. On March 26, 2025, the Board determined the level of achievement of the performance conditions under the CEO 2022-2024 PSUs in 2024. As a result of such determination, 368,943 Ordinary Shares vested and will be delivered to Gildo Zegna in due course.

purchase rights in 2024 and the Group has not incurred any costs or reversed any accruals in respect of these share purchase rights in 2024.
IPO Performance Bonus
On December 17, 2021, the Board adopted an IPO bonus plan (the “IPO Bonus Plan”), a sub-plan of the EIP. Under the IPO Bonus Plan, Gildo Zegna was granted 600,000 PSUs related to the Company’s public listing (the “CEO IPO PSUs”), in two tranches of respectively, 240,000 CEO IPO PSUs and 360,000 CEO IPO PSUs.

On April 5, 2023 and January 30, 2024 respectively, the Board checked and confirmed the achievement of the conditions applicable to the vesting of the first and second tranches of CEO IPO PSUs. 240,000 Ordinary Shares were delivered to Gildo Zegna in 2023, and 360,000 in May 2024.

For the year ended December 31, 2024, the Group has not incurred any costs or reversed any accruals in respect of these CEO IPO PSUs.

Remuneration in the Event of Termination
For 2024, Gildo Zegna’s executive agreement provided that in the event that, for any reason, he leaves his position as CEO, regardless of whether he maintains his position as Chairperson of the Board, he will be entitled to a severance payment of an amount equal to two years of his base salary, net of income taxes. For the year ended December 31, 2024, the Group recognized €159,082 as a provision for termination compensation.
New executive agreement – 2025-2027
In 2024, the Compensation Committee, with the support of an independent external expert selected by the Compensation Committee, reviewed Gildo Zegna’s executive agreement and proposed a new remuneration structure. In designing such remuneration structure, the Compensation Committee took into consideration, inter alia, (i) the principles of the remuneration policy, in particular pay-for-performance, contribution to long-term value creation and alignment with the Company’s strategic objectives, (ii) peers’ practices, (iii) feedback received from stakeholders including shareholders. Upon recommendation from the Compensation Committee, the Non-Executive Directors determined the remuneration structure of Gildo Zegna for the period 2025-2027 and a new executive agreement was concluded, effective January 1, 2025.
Under the new executive agreement, the remuneration structure of Gildo Zegna for the years 2025 to 2027 will be split into three parts:
–an annual base salary representing a gross amount of €2,000,000;
–a short-term incentive in cash representing in principle maximum 200% of the annual base salary;
–a long-term equity incentive composed of three successive grants of rights to receive Ordinary Shares upon satisfaction of pre-defined performance and executive service conditions assessed over a period of three years (first grant: vesting period January 1st, 2025 – December 31st, 2027; second grant: vesting period January 1st, 2026 – December 31st, 2028; third grant: vesting period January 1st, 2027 – December 31st, 2029). Each grant at target will represent the right to receive a number of Ordinary Shares corresponding to 300% of the annual base salary and calculated by dividing this target opportunity by the average share price of the Ordinary Shares in the 30 calendar days preceding the beginning of each vesting period. For each grant, the number of shares eventually awarded shall not exceed 133% of the number of shares granted at target. The pre-defined performance conditions will be tied by 50% to shareholder return relative to a peer group, 25% to Aggregate Basic Earnings per Share and 25% to Delta Adjusted Net Financial Indebtedness / Cash surplus, and their achievement rate may be discounted by up to 10% if certain objectives of the ESG Multiplier are not achieved;
–in the event that, for any reason, Gildo Zegna leaves his position as Group CEO, regardless of whether he maintains his position as Chairperson of the Board, he will be entitled to a severance payment of an amount equal to two years of the base salary.

In setting the CEO’s new remuneration package, the Non-Executive Directors applied the following principles:
–the new CEO remuneration, with 50% awarded in the form of shares and 30% of the total short-term and long-term variable components of the remuneration at target related to the stock performance, appropriately focuses on the creation of long-term value for shareholders and other stakeholders;
–the weight of variable components represents more than 80% of the total target opportunity, is subject to stringent payout curves and is designed in a manner to not reward non-performance and to strongly incentivize outperformance, in compliance with the pay-for-performance principle;
–at target, the proportion between cash and equity components is such that the remuneration is predominantly long-term in character.

Board of Directors - Non-Executive Directors
In 2024, Non-Executive Directors received an annual base fee of €150,000, paid 50% in cash and 50% in Ordinary Shares, granted pursuant to a restricted share units plan (“RSUs”). Non-Executive Directors acting as members of committees received an additional fee as defined by the remuneration policy. The aggregate amount of compensation earned by Non-Executive Directors in their role as directors of the Company for the year ended December 31, 2024 was €1,663,726, of which €905,000 related to the portion paid in cash and €758,730 related to share-based compensation2.
For the year ended December 31, 2024, the Group also recognized €30,000 earned by Mr. Paolo Zegna di Monte Rubello and €109,861 earned by Mr. Henry Peter, in relation to their remuneration as Directors of Group’s subsidiaries.

In addition, in compliance with the remuneration policy and in recognition of his specific contribution to the listing, the Board had granted to Mr. Henry Peter, a Non-Executive Director, 50,000 PSUs related to the Company’s public listing under the IPO Bonus Plan (the “IPO PSUs”), split in two tranches of 25,000 IPO PSUs each. On April 5, 2023 and January 30, 2024 respectively, the Board checked and confirmed the achievement of the conditions applicable to the vesting of the first and second tranches of IPO PSUs. 25,000 Ordinary Shares were delivered to Mr. Henry Peter in 2023, and 25,000 in May 2024.

2 For the services rendered in 2022, each Non-Executive Director received 7,846 Ordinary Shares in June 2024. For the services rendered in 2023, each Non-Executive Director received 7,640 Ordinary Shares in February 2025. For the services rendered in 2024, each Non-Executive Director will receive 7,162 Ordinary Shares in February 2026.

Historical compensation for the year ended December 31, 2024
The following table summarizes the compensation received by the members of the Board for the year ended December 31, 2024.

Name	Office Held	Fixed Compensation	Variable compensation in cash	Share-based compensation	Pension benefits (1)	Fringe Benefits (2)	Other Compensation (3)	Total
		in €
Mr. Ermenegildo Zegna di Monte Rubello	Chairperson, Chief Executive Officer and Executive Director	2,055,232	1,575,000	(451,507)	1,398,910	30,000	77,657	4,685,292
Total – Executive Director		2,055,232	1,575,000	(451,507)	1,398,910	30,000	77,657	4,685,292
Mr. Andrea C. Bonomi	Non-Executive Director	75,000	—	75,873	14,088	—	—	164,961
Ms. Angelica Cheung	Non-Executive Director	85,000	—	75,873	19,965	—	—	180,838
Mr. Domenico De Sole	Non-Executive Director	85,000	—	75,873	—	—	—	160,873
Mr. Sergio P. Ermotti	Lead Non-Executive Director and Non-Executive Director	90,000	—	75,873	15,221	—	—	181,094
Mr. Ronald B. Johnson	Non-Executive Director	100,000	—	75,873	—	—	—	175,873
Ms. Valerie A Mars	Non-Executive Director	115,000	—	75,873	—	—	—	190,873
Mr. Michele Norsa	Non-Executive Director	110,000	—	75,873	—	—	—	185,873
Mr. Henry Peter	Non-Executive Director	204,861	—	75,873	40,787	—	—	321,521
Ms. Anna Zegna di Monte Rubello	Non-Executive Director	75,000	—	75,873	12,216	—	—	163,089
Mr. Paolo Zegna di Monte Rubello	Non-Executive Director	105,000	—	75,873	8,148	10,000	—	199,021
Total – Non-Executive Directors		1,044,861	—	758,730	110,425	10,000	—	1,924,016
______________________
(1)Relates to social contributions and provision for termination compensation.
(2)Relates to customary benefits, (e.g. clothing allowance) provided to Gildo Zegna and Mr. Paolo Zegna di Monte Rubello.
(3)Relates to the difference between the short-term variable cash compensation acknowledged in 2023 and the actual payment made in 2024.

Senior Management Team
For 2024, Zegna’s senior management team consisted of:
•Ermenegildo Zegna di Monte Rubello as Chief Executive Officer;
•Gianluca Ambrogio Tagliabue as Chief Operating Officer and Chief Financial Officer;
•Alessandro Sartori as Zegna Artistic Director;
•Franco Ferraris as Head of Textiles;
•Rodrigo Bazan as Chief Executive Officer of Thom Browne;
•Thom Browne as Founder & Chief Creative Officer of Thom Browne;
•Lelio Gavazza as Chief Executive Officer of Tom Ford Fashion.
The following section provides the aggregate amount of compensation earned by the Senior Management Team (excluding the CEO, whose compensation is included in the discussion above).
For the year ended December 31, 2024, the Group recognized €8,218,026 in relation to fixed compensation, which includes base salary, consulting fees and compensation for service as Director of Group’s subsidiaries.
For the year ended December 31, 2024, the Group recognized €2,796,705 in relation to short-term variable cash compensation under the Performance Management Program (the “PMP”), which provides eligible employees, including the Senior Management Team, with an opportunity to earn a cash incentive payment to the extent that pre-established business and individual performance goals are achieved.

For the year ended December 31, 2024, the Group recognized €7,142,686, in relation to long-term incentive plans, of which €3,392,052 was for cash-based long-term incentives and €3,750,634 was for share-based compensation. In particular:
•To further align the interests of the Senior Management Team with those of the shareholders and promote retention of senior management, in February 2022, the Board adopted a long-term incentive plan (as a sub-plan of the EIP), pursuant to which certain members of the Senior Management Team (excluding the CEO), were granted PSUs, representing 70% of the total awards granted, and retention RSUs, representing the remaining 30% of the total awards granted, each of which represents the right to receive one Ordinary Share (the “Long-Term Incentive Awards 2022-2025”). In particular, under the terms of the plan, PSUs vest in 2025, subject to the (i) level of achievement of financial performance targets and a multiplier that is based on the achievement of certain environmental, social and governance objectives over the performance period contributing to the creation of sustainable long-term value from 2022 to 2024 and (ii) participant’s continued service through December 31, 2024. New participants in the long-term incentive plan could be designated until June 30, 2023. The RSUs vest in 2026, subject to the participant’s continued service through December 31, 2025 (and good leaver provisions, in the case of an earlier termination of employment). In total, 262,500 PSUs and RSUs have been granted to certain members of Senior Management Team (excluding CEO) under this plan. For the year ended December 31, 2024, the Group recognized €615,325 as share-based compensation expense in relation to the Long-Term Incentive Awards 2022-2025.
•In September 2023, because new participants in the long-term incentive plan could no longer be designated after June 30, 2023, the Board adopted an RSU plan (the “2023 RSU Plan”) (as a sub-plan of the EIP). In 2023, the Group granted 170,000 RSUs, which each represent the right to receive one Ordinary Share, to Senior Management Team (excluding CEO) under the 2023 RSU Plan. For the year ended December 31, 2024, the Group recognized €1,284,094 as share-based compensation expense in relation to these awards.
•To further align the interests of the Senior Management Team with those of the Company’s stakeholders, including its shareholders, in 2023, the Group modified the contractual terms of certain cash-based long-term incentives in order to entitle the Senior Management Team to settle a portion of the bonus in Ordinary Shares to the extent of an equivalent amount of $7,500,000 in 2024. In 2024, an additional bonus was awarded, of which one third will be paid in ordinary shares expected to be delivered in 2027. As a result, the Group recognized €1,601,614 in relation to the compensation that will be settled in Ordinary Shares.

•To reinforce a meritocratic compensation approach, align with the Group’s overarching strategy, and foster sustainable shareholder value over the long term, on January 30, 2024 the Zegna Board approved a new 2024-2026 Long-Term Incentive Plan (“LTI Plan”). This plan applies to the Zegna brand division and the rest of the Group, including the Thom Browne and Tom Ford Fashion segments. The new LTI Plan will move from the one-off Long-Term Incentive Awards 2022-2025 plan to three-year rolling plans with annual allocation cycles, each one subject to the achievement of targets defined every year for each allocation cycle. The 2024-2026 LTI Plan sets targets on the following criteria: Revenues, Adjusted EBIT, Delta Adjusted NFI, ESG Multiplier and relative total shareholder return (“TSR”) (based on a selection of peers of 13 European and US companies in the luxury business listed in Europe, Asia or the U.S.A, including Zegna). The performance results for each criterion will be evaluated at the end of the three-year performance cycle, following the approval of the audited financial statement by the Zegna Board. The payout curve will ensure that only meeting the targets and overperformance are rewarded and underperformance is penalized. For the 2024-2026 allocation cycle the Group granted 210,000 rights to receive shares to members of the Senior Management Team. As a result, the Group recognized €249,601 for the year ended December 31, 2024 in relation to the LTI Plan awards to the Senior Management Team.

For the year ended December 31, 2024, the Group recognized €476,440 in relation to the pension and post-employment benefits.
For the year ended December 31, 2024, the Group recognized €41,576 in relation to fringe benefits.

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
Each standing committee is comprised of at least three Directors, a majority of whom is independent both under the NYSE listing standards and under the DCGC rules. Each of the Company’s committee has a written charter, adopted by the Board. The current charters can be found on the Company’s website at www.zegnagroup.com.

As of the date of this report, all members of the Company’s Audit Committee and Governance and Sustainability Committee, as well as two members out of three of the Compensation Committee are considered independent both under the NYSE listing standards and under the DCGC rules.
The Audit Committee
The Audit Committee is responsible for assisting and advising the Board in the oversight of, among other things: (i) the integrity of the Company’s financial statements, including any published interim reports; (ii) the adequacy and effectiveness of the Company’s internal control over financial reporting, financial reporting procedures and disclosure controls and procedures; (iii) the Company’s policy on tax planning; (iv) the Company’s policy on reservations and dividends; (v) the Company’s financing; (vi) the Company’s application of information and communication technology; (vii) the systems of internal controls that management and/or the Board have established; (viii) the Company’s compliance with legal and regulatory requirements; (ix) the Company’s compliance with recommendations and observations of internal and independent auditors; (x) the open and ongoing communications regarding the Company’s financial position and results of operations between the Board, the independent auditors, the Company’s management and internal audit department; (xi) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest; (xii) the qualifications, independence, oversight and remuneration of the independent auditors and any non-audit services provided to the Company by the independent auditors; (xiii) the determination of the process for selecting the external auditor or the audit firm (and/or the independent registered public accounting firm), if applicable, and the nomination to extend the assignment to carry out the statutory audit; (xiv) the performance of the Company’s internal auditors and of the independent auditors; (xv) the design and operation of the internal risk management and control system, risk assessment guidelines and policies including major financial risk exposure (whether strategic, financial, operating, sustainability, cybersecurity, compliance related or otherwise), and the steps taken to monitor and control such risks; and (xvi) the implementation and effectiveness of the Company’s ethics and compliance program.

The Audit Committee is comprised of at least three Non-Executive Directors. Each member of the Audit Committee is required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company; (ii) to be “independent,” for purposes of the NYSE rules, Rule 10A-3 of the Exchange Act and the DCGC; and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board). At least one member of the Audit Committee must be a “financial expert” as defined by the Sarbanes- Oxley Act and the rules of the SEC. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board which must be disclosed in the Company’s annual report. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, the Chief Financial Officer and the head of internal audit will attend its meetings. The Chief Executive Officer is entitled to attend meetings of the Audit Committee unless the Audit Committee determines otherwise and should attend the meetings of the Audit Committee if the Audit Committee so requires. The Audit Committee meets with the independent auditors at least once per year outside the presence of the Executive Directors and management.
In 2024, the Audit Committee comprised Valerie A. Mars (as chairperson), Ronald B. Johnson and Michele Norsa. Each of the members is independent for purposes of the NYSE rules, Rule 10A-3 of the Exchange Act and the DCGC.
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

In 2024, the Compensation Committee comprised Henry Peter (as chairperson), Domenico De Sole and Valerie A. Mars. Each of Henry Peter and Valerie A. Mars is independent for purposes of the NYSE rules and the DCGC.

The Governance and Sustainability Committee
The Governance and Sustainability Committee is responsible for, among other things, assisting and advising the Board with: (i) recommendations on the criteria, professional and personal qualifications for candidates to serve as Directors; (ii) the periodic assessment of the size and composition of the Board; (iii) the periodic assessment of the performance of individual Directors and of the reporting on this to the Board; (iv) proposals to the Non-Executive Directors for the nomination and re-nomination of Directors to be appointed by the General Meeting; (v) the supervision of the policy on the selection and appointment criteria for senior management and on succession planning; (vi) the monitoring, evaluation and reporting on the group’s sustainable development policies and practices, management standards, performance and governance globally; (vii) the review, assessment and formulation of recommendations as to strategic guidelines for sustainability-related issues; (viii) the review of the annual sustainability report, the advise on and the oversight of the integrity of the sustainability reporting and other related corporate communications.

The Governance and Sustainability Committee is comprised of at least three Non-Executive Directors. More than half of its members are independent under the DCGC.

In 2024, the Governance and Sustainability Committee comprised Michele Norsa (as chairperson), Ronald B. Johnson and Angelica Cheung, each of whom is independent for purposes of the NYSE rules and the DCGC.

D. Employees
At December 31, 2024, 2023 and 2022, respectively, we had the following number of employees, divided into the categories of activity and geographic locations as outlined in the tables below.

	At December 31,
	2024	2023	2022
White Collars	4,997	4,734	3,953
Blue Collars	2,188	2,191	2,077
Temporary employees	210	276	226
Total	7,395	7,201	6,256

	At December 31,
	2024	2023	2022
EMEA	4,800	4,664	4,159
North America	620	597	420
Latin America	123	121	118
APAC	1,852	1,819	1,559
Total	7,395	7,201	6,256
The Group reported a 3.8% increase in the number of employees excluding temporary staff, rising from 6,925 at the end of 2023 to 7,185 at the end of 2024. This growth was primarily driven by:
(i)the strengthening of Tom Ford Fashion’s organization at their Headquarters, the opening of new TOM FORD FASHION stores (Rome, Sandigliano, Taormina, Rinascente, and China), and the expansion of the leather goods division (Tizeta);
(ii)the opening of new Thom Browne stores in APAC (China, Macau, and Japan);
(iii)the expansion of the Zegna retail network with new store openings in Monaco and Saudi Arabia;
(iv)the hiring of additional personnel to reinforce the Group IT team and the Zegna Brand marketing functions, reflecting the Group’s commitment to operational excellence and the enhancement of the Zegna Brand and Client Engagement Strategy.
By region, the number of employees saw an increase by 136 people in EMEA, 33 in APAC and 25 in the Americas.
External temporary employees reduced in Italian production plants by 66, from 276 at December 31, 2023, to 210 at December 31, 2024.
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

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of March 14, 2025, based on the information in the Company’s shareholder register and other sources available to us, by: each person who is known to be the beneficial owner of more than 5% of our issued and outstanding Ordinary Shares and Special Voting Shares; and each of the Directors and members of the Senior Management Team.
On December 18, 2023, 149,734,550 and 5,246,800 Special Voting Shares A were assigned, respectively, to Monterubello and to Ermenegildo (Gildo) Zegna di Monte Rubello under the terms of the loyalty voting program. Monterubello is the controlling shareholder of the Company through its 60.5% shareholding interest in the Company’s issued and outstanding Ordinary Shares (as of March 14, 2025). As a result of its participation in the loyalty voting program, Monterubello’s voting power is approximately 74.2% (as of March 14, 2025).
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
The percentages in the table below are computed on the basis of 252,579,879 Ordinary Shares issued and outstanding and 154,981,350 Special Voting Shares A issued and outstanding as of March 14, 2025. The percentages of ownership and voting power in this report are calculated based on the number of outstanding shares (excluding shares held in treasury).

Beneficial Owner	Number of Ordinary Shares	% of Ordinary Shares	Number of Special Voting Shares A	% of Special Voting Shares A Outstanding
>5% holders
Monterubello s.s.(1)(2)	152,734,550	60.5%	149,734,550	74.2%
Strategic Holding Group S.à r.l.(3)	30,282,195	12.1%	—	—
Directors
Ermenegildo Zegna di Monte Rubello(4)	8,519,279	3.4%	5,246,800	3.4%
Andrea C. Bonomi	(*)	(*)	—	—
Angelica Cheung	(*)	(*)	—	—
Domenico De Sole	(*)	(*)	—	—
Sergio P. Ermotti	(*)	(*)	—	—
Ronald B. Johnson	(*)	(*)	—	—
Valerie A. Mars	(*)	(*)	—	—
Michele Norsa	(*)	(*)	—	—
Henry Peter	(*)	(*)	—	—
Anna Zegna di Monte Rubello	(*)	(*)	—	—
Paolo Zegna di Monte Rubello	(*)	(*)	—	—
Senior Management Team
Gianluca Ambrogio Tagliabue	(*)	(*)	—	—
Rodrigo Bazan	(*)	(*)	—	—
Thom Browne	—	—	—	—
Franco Ferraris	(*)	(*)	—	—
Lelio Gavazza	(*)	(*)	—	—
Alessandro Sartori	(*)	(*)	—	—

(*) Less than 1% of the class of shares outstanding.

(1)Monterubello is an Italian società semplice whose quotas are currently held by members of the Zegna family. The directors of Monterubello, as of December 31, 2024, were Ermenegildo Zegna di Monte Rubello (chairman of the board of directors), Paolo Zegna di Monte Rubello (vice chairman of the board of directors), Anna Zegna di Monte Rubello, Angelo Zegna di Monte Rubello, Giovanni Schneider, Alessandro Andrea Trabaldo Togna, Franca Calcia and Riccardo Mulone. Monterubello participates in our loyalty voting program.
(2)As of March 14, 2025, Monterubello’s voting power in Zegna is approximately 74.2%. Such percentage is calculated as the ratio of (i) the aggregate number of Ordinary Shares and Zegna Special Voting Shares A beneficially owned by Monterubello to (ii) 252,579,879 Ordinary Shares issued and outstanding and 154,981,350 Zegna Special Voting Shares A issued and outstanding as of March 14, 2025.
(3)Based on filings with the SEC (Schedule 13G/A filed on February 13, 2024, File No. 005-93353) (the “Schedule 13G/A”). Strategic Holding Group S.à r.l. is governed by a five-member board of managers, which at the time of the SEC filing included Kamel Aliat, Amélie Flammia, John Crostarosa Mowinckel, Marjorie Simoes and Anuj Amarshi. Action by the five-member board of managers is by simple majority vote. No individual manager on the board of managers has voting or dispositive control over the reported securities and, therefore, no individual manager has or shares beneficial ownership of such securities.
(4)Mr. Zegna participates in our loyalty voting program. As of March 14, 2025, Mr. Zegna’s voting power in Zegna is approximately 3.4%. Such percentage is calculated as the ratio of (i) the aggregate number of Ordinary Shares and Zegna Special Voting Shares A beneficially owned by Ermenegildo Zegna di Monte Rubello to (ii) 252,579,879 Ordinary Shares issued and outstanding and 154,981,350 Zegna Special Voting Shares A issued and outstanding as of March 14, 2025.

Based on the information in the Company’s shareholder register, as of March 14, 2025, 90,391,659 Ordinary Shares were held in the United States. At the same date, 5 record holders had registered addresses in the United States.

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
In accordance with its charter, the Audit Committee is responsible for reviewing and approving, ratifying or disapproving of all transactions or proposed transactions with related persons that would require disclosure pursuant to the policy. Under the related party transactions policy, transactions with related parties exceeding certain amounts shall be submitted to the Audit Committee for prior approval or ratification. In determining whether to approve or ratify or disapprove a related party transaction, the Audit Committee must take into account, among other factors it deems appropriate, whether the transaction is proposed to be undertaken in the ordinary course of business of the Company and whether it is concluded on an arm’s-length basis or on terms that are comparable to the terms available to an unrelated party. As its charter permits, the Audit Committee may request the services of third-party service providers. The Audit Committee is composed of members who are all independent for purposes of the NYSE rules, Rule 10A-3 of the Exchange Act and the DCGC.
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
•The rental of properties from EZ Real Estate or its subsidiaries under lease agreements.
•The Group receives licensing, marketing and other sustainability-related services from Oasi Zegna.
•Support to the activities of Fondazione Zegna, a charitable organization which provides an opportunity for charitable work on the part of the Zegna family and Group employees. Fondazione Zegna supports and funds projects in cooperation with non-profit organizations operating in various fields and different parts of the world.
•Put contract entered into as part of the Group’s investments in the Thom Browne group, whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling interests in Thom Browne, Inc. The Group currently owns 92% of Thom Browne, Inc. For additional information relating to the Thom Browne put contract see Note 28 — Other current and non-current financial liabilities to the Consolidated Financial Statements.
Transactions with other related parties connected to directors and shareholders
•Transactions with UBS Group AG and its subsidiaries (together referred to as the “UBS Group AG”) for borrowings, revolving credit lines and financial assets the Group holds (mainly cash and cash equivalents and other securities), as well as derivative contracts in the course of the Group’s risk management activities. UBS Group AG also provides certain financial guarantees to third parties on behalf of the Group. Following Mr. Sergio Ermotti’s appointment as Group Chief Executive Officer of UBS Group AG effective April 5, 2023, UBS Group AG and its subsidiaries qualify as related parties of the Group.
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
Legal Proceedings
We are party to civil and administrative proceedings (including tax audits) and to legal actions in the normal course of our business, including with respect to lease agreements, labor matters, tax matters and intellectual property matters. Adverse decisions in one or more of these proceedings could require us to pay substantial damages. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. An accrual is established in connection with pending or threatened litigation if a loss is probable and a reliable estimate can be made. For information regarding provisions made for the legal proceedings we are a party to, please refer to Note 30 — Provisions for risks and charges to the Consolidated Financial Statements.
On June 28, 2021, adidas filed a lawsuit in the Southern District of New York for, among other things, trademark infringement, unfair competition, dilution and various state claims, in connection with Thom Browne’s five color grosgrain ribbon and the four bands on sleeves and pants on its sporting goods, sportswear and athletic wear. Adidas claims these designs allegedly infringe the three stripe marks of adidas. The case was assigned to a jury trial and on January 12, 2023, the jury found that at no time did Thom Browne, Inc. infringe on any of adidas’s trademarks. Adidas’ appeal was denied. In addition, based on evidence submitted in another trial against Thom Browne Inc., adidas has filed a motion requesting a new trial based on discovery flaws. Such motion was denied, and adidas has appealed the lower Court’s denial of its motion. The oral argument in this appeal is expected late spring 2025.
Meanwhile, the opposition filed by adidas against several trademarks which Thom Browne Inc. filed for registration in the European Union was substantially denied, and although adidas appealed the decision, Thom Browne, Inc. is now able to register its trademarks. Thom Browne, Inc. has also commenced cancellation proceedings in the European Union as well as in the UK against a number of adidas’ trademarks that could be used to restrain access of Thom Browne Inc.’s products to these markets. As a result, adidas has filed counterclaims in the High Court of Justice in London, UK alleging infringement of those marks by Thom Browne Inc.’s use of its grosgrain ribbon signature as well as the four bar design. On November 22, 2024, the High Court of Justice in London dismissed adidas’ claims of trademark infringement and invalidated several of adidas’ trademarks registrations. Adidas asked for and received permission to appeal the decision invalidating its trademarks but did not appeal the decision denying its claims of trademark infringement, which is now final.
In addition, in 2022, adidas commenced a lawsuit before the Nuremberg-Furth District Court in Germany against Thom Browne, Inc. and Thom Browne Retail Italy Srl, alleging Thom Browne’s four-bar signature infringed adidas’ three stripe mark. In first instance, the Court rejected adidas’ claims for infringement. Adidas appealed the decision and the case is pending.
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
In July 2024 the Company made a dividend distribution to the holders of Ordinary Shares of €0.12 per Ordinary Share, corresponding to a total dividend distribution of €30 million.
Subject to the finalization and adoption of the annual statutory accounts of the Company, provided that the distribution is permitted under Dutch law, and also subject to the approval of the proposed distribution by the Company’s 2025 annual General Meeting (which is currently expected to be on June 26, 2025), the Company intends to make a dividend distribution to the holders of Ordinary Shares of €0.12 per share, corresponding to a total dividend distribution to shareholders of approximately €30 million.
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
Share Capital and Form of Shares
At December 31, 2024, the Company’s authorized share capital amounted to €18,700,000, divided into 400,000,000 Ordinary Shares, with a nominal value of €0.02 each, 200,000,000 Special Voting Shares A, with a nominal value of €0.02 each, 50,000,000 Special Voting Shares B, with a nominal value of €0.08 each and 15,000,000 Special Voting Shares C, with a nominal value of €0.18 each. In order to facilitate the Company’s loyalty voting structure, the Articles of Association provide for transitional provisions to increase the authorized share capital when the Board makes the required filings with the Dutch Trade Register.
At December 31, 2024, there were 252,503,479 Ordinary Shares and 154,981,350 Special Voting Shares A issued and outstanding.
At December 31, 2024, 50,201,247 Ordinary Shares were held by the Company in treasury.

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
On June 26, 2024, the General Meeting adopted a resolution to authorize the Board for a period of 18 months (starting from the date of such meeting, until December 26, 2025) to repurchase Ordinary Shares, on the open market, through privately negotiated repurchases, in self-tender offers, through accelerated repurchase arrangements or through other arrangements, for a total amount up to 10% of the Company’s issued share capital at June 26, 2024. Notwithstanding the foregoing and in accordance with the terms of the resolution, the Board is authorized to repurchase Ordinary Shares representing up to 20% of the Company’s issued share capital at June 26, 2024, if the Company intends to cancel or transfer the repurchased Ordinary Shares within 12 months from the date of such repurchase, at prices ranging from the nominal value of the Ordinary Shares up to 110% of the market price for the Ordinary Shares and provided that (i) for open market or privately negotiated repurchases, the market price shall be the price for the Ordinary Shares on the NYSE at the time of the transaction; (ii) for self-tender offers, the market price shall be the volume weighted average price (the “VWAP”) for the Ordinary Shares on the NYSE during a period, determined by the Board, of no less than one and no greater than five consecutive trading days immediately prior to the expiration of the tender offer; and (iii) for accelerated repurchase arrangements, the market price shall be the VWAP for the Ordinary Shares on the NYSE over the term of the arrangement. The VWAP of any number of trading days shall be calculated as the arithmetic average of the daily VWAP on those trading days.
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

Board of Directors
Composition, nomination, appointment and dismissal of the Board
Pursuant to the Articles of Association, the Company has a one-tier board consisting of one or more Executive Directors and one or more Non-Executive Directors. The Board determines the number of Executive Directors and Non-Executive Directors, provided that the majority of the Board consists of Non-Executive Directors. The Board is currently composed of eleven members. For further information on the Board’s structure and responsibilities, please refer to “Item 6.A—Directors and Senior Management—Board of Directors.”
The Board may in its discretion grant one of the Non-Executive Directors the title Vice Chairman and may grant such additional titles as the Board deems appropriate to any Director. The Board determines which Non-Executive Director will act as Lead Non-Executive Director and chair (voorzitter) as referred to under Dutch law.
The Board has adopted a diversity and inclusion policy to ensure gender representation, diversity and inclusion on the Board in accordance with applicable law and in pursuit of best market practices.
The Directors are appointed by the General Meeting on a binding nomination by the Board, provided that one Non-Executive Director is appointed on a binding nomination by the IIAC Sponsor if at the time of the convocation of the relevant General Meeting the Sponsor Group satisfies the Minimum Holding Requirement (Minimum Deelnemingsvereiste), as defined in the Articles of Association. The nomination of the Sponsor Nominee by the IIAC Sponsor is subject to the approval of the Board in its discretion if he or she has not previously served as Director.
The IIAC Sponsor’s right to nominate a Non-Executive Director will lapse with immediate effect if the Sponsor Group fails to satisfy the Minimum Holding Requirement, provided that if such failure is not caused by a sale or transfer of Ordinary Shares by any member of the Sponsor Group, the IIAC Sponsor’s nomination right will lapse if such failure continues for a period of 20 trading days from the date on which any member of the Sponsor Group had knowledge of such failure. Upon the termination of the nomination right, the Sponsor Nominee (or any temporary Director replacing a Sponsor Nominee) shall resign from the Board with immediate effect at the request of the Company.
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
Conflict of Interest
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
Board Regulations and Decision-Making
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
The Board Regulations prescribe that the Board has the powers, authorities and duties vested in it by and pursuant to Dutch law and the Articles of Association. The Board shall focus on sustainable long-term value creation for the Company and the business. To this end the Board considers, whenever relevant, the impact the actions of the Company and its affiliated enterprises have on people and environment and weights the stakeholder interests in this context. In accordance with the Board Regulations, the Board shall develop a strategy for sustainable long-term value creation by the Company and its business and shall approve, monitor and assess the implementation and execution of such strategy.

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
Special Capital Reserve
The Company maintains a special capital reserve, exclusively for the purpose of facilitating the issuance, conversion, or cancellation of the Special Voting Shares. The amounts required to maintain the special capital reserve will be charged exclusively against the Company’s share premium reserve. Without prejudice to the next sentence, no distributions shall be made from the special capital reserve. The Board is authorized to resolve upon (i) any distribution out of the special capital reserve to pay-up the Special Voting Shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserves the Company will maintain.
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
The General Meeting is presided over by the Chairperson or, if the Chairperson is absent or no Director has been designated as Chairperson, by the Lead Non-Executive Director. If both the Chairperson and the Lead Non-Executive Director are absent, the General Meeting is chaired by one of the other Directors or any other person designated for that purpose by the Board.

The Directors may attend a General Meeting in person or by electronic means of communication. The chairperson of the meeting may decide at his or her discretion to admit other persons to the meeting.
The external auditor of the Company may attend the annual General Meeting in which the annual accounts are discussed and may be questioned by the General Meeting in relation to its report on the fairness of the Company’s financial statements.

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
Concurrently with the Closing, the IIAC Sponsor and the IIAC Initial Shareholders entered into the IIAC Sponsor Lock-Up Agreement with the Company. Pursuant to the IIAC Sponsor Lock-Up Agreement, among other things, the IIAC Sponsor (together with any other IIAC affiliates) agreed to maintain beneficial ownership of a number of Ordinary Shares representing at least 40% of the IIAC Sponsor’s initial stake immediately following the Closing (excluding any Ordinary Shares acquired in the private placement (“PIPE”) financing undertaken in connection with the Business Combination) for a period of at least 36 months following the Closing Date. Such undertaking expired on December 17, 2024.
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
E. Taxation
Material United States Federal Income Tax Considerations
The following discussion is a summary of material U.S. federal income tax considerations applicable to owning Ordinary Shares. This discussion applies only to Ordinary Shares held as capital assets (generally held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:
•Financial institutions;
•Insurance companies;
•Mutual funds;
•Pension plans;
•S corporations;
•Broker-dealers;
•Traders in securities that elect mark-to-market treatment;
•Regulated investment companies;
•Real estate investment trusts;
•Trusts and estates;
•Tax exempt organizations (including private foundations);
•Investors that hold Ordinary Shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;
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
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. A partner in a partnership holding Ordinary Shares is urged to consult their tax advisor regarding the tax consequences to them of the ownership and disposition of Ordinary Shares.
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
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Ordinary Shares, as the case may be, that is:
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
•A “non-U.S. Holder” is a beneficial owner of Ordinary Shares that is not a United States person and is not a partnership for United States federal income tax purposes.
•A holder should consult its own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of Ordinary Shares in its particular circumstances.
U.S. Holders
Dividends and Other Distributions on Ordinary Shares
Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company (“PFIC”) Rules,” distributions on Ordinary Shares generally will be taxable as dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Ordinary Shares and will be treated as described below under the heading “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent), which, as described below under the heading “— Material Dutch Tax Considerations—Company’s Shares” and “—Material Italian Tax Considerations—Ordinary Shares Taxation in Italy” is expected to be in respect of Italian, and not Dutch, taxes. The Company does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles, and accordingly, U.S. Holders should expect to generally treat distributions on Ordinary Shares as dividends taxable at the highest U.S. tax rates.
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
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares
Subject to the PFIC rules discussed below under the heading “—Passive Foreign Investment Company (“PFIC”) Rules,” upon any sale, exchange or other taxable disposition of Ordinary Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount of cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such Ordinary Shares (determined as described herein), in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitation. Gain or loss recognized by a U.S. Holder generally will be treated as U.S. source.
If Ordinary Shares are sold, exchanged, redeemed, retired or otherwise disposed of in a taxable transaction in exchange for Euro, the amount realized generally will be the U.S. dollar value of the Euro received based on the spot rate in effect on the date of sale, exchange, redemption, retirement or other taxable disposition. If a U.S. Holder is a cash method taxpayer and the Ordinary Shares are traded on an established securities market, Euro paid or received will be translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. An accrual method taxpayer may elect the same treatment with respect to the purchase and sale of Ordinary Shares traded on an established securities market, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Euro received on the sale or other disposition of an Ordinary Share generally will have a tax basis equal to its U.S. dollar value as determined pursuant to the rules above. Any gain or loss recognized by a U.S. Holder on a sale, exchange, redemption, retirement or other taxable disposition of the Euro will be ordinary income or loss and generally will be U.S. source.
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
The treatment of U.S. Holders of Ordinary Shares could be materially different from that described above if the Company is treated as a PFIC for U.S. federal income tax purposes. A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value and any partnership in which the Company owns more than 25% by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value and any partnership in which the Company owns more than 25% by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Certain look-through rules apply to classify items of income as either active or passive for PFIC purposes. Finally, if the Company were treated as a PFIC, certain additional “attribution” rules may apply to treat U.S. Holders as indirectly owning the subsidiary legal entities of the Company, only for purposes of applying the PFIC rules to such entities. See additional information under the heading “—Related PFIC Rules,” below.
As previously stated, the Company does not expect that it will qualify as a PFIC for U.S. federal income tax purposes for its most recent taxable year. Although the Company’s PFIC status is determined annually, a determination that the Company is a PFIC will generally apply for subsequent years to a U.S. Holder who held Ordinary Shares while the Company was a PFIC, whether or not the Company meets the test for PFIC status in those subsequent years.
If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares and, in the case of Ordinary Shares, the U.S. Holder did not make either an applicable PFIC election (or elections) for the first taxable year of the Company (or IIAC, as applicable) in which it was treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) such shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).
Under these rules:
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;
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
PFIC Elections
In general, if the Company is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of Ordinary Shares by making and maintaining a timely and valid Qualified Electing Fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of the Company’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which the Company’s taxable year ends and each subsequent taxable year. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. However, in order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. The Company does not expect that it is or will become a PFIC and, therefore, presently does not intend to provide the information necessary for U.S. Holders to make or maintain a QEF election (but can provide no assurance in this regard).
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
The rules dealing with PFICs and with the QEF and mark-to-market elections are complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Ordinary Shares, are urged to consult their own tax advisors concerning the application of the PFIC rules to the Company securities under their particular circumstances.
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
Capital Gains
Non-U.S. Holders will not be subject to United States federal income tax on gain recognized on the sale or other disposition of Ordinary Shares unless the gain is “effectively connected” with the conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that is maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. Holder to United States taxation on a net income basis, or if the non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.
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
THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO ALL HOLDERS DEPENDING UPON THE PARTICULAR SITUATION. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES INCLUDING THE TAX CONSEQUENCES UNDER U.S. STATE, LOCAL, ESTATE AND FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.
Material Dutch Tax Considerations—Company’s Shares
Taxation in the Netherlands
This summary outlines the principal Dutch tax consequences in connection with the acquisition, ownership and transfer of the Ordinary Shares and, if applicable, the Special Voting Shares (“Company Shares”). It does not present a comprehensive or complete description of all aspects of Dutch tax law which could be relevant to a holder of the Company Shares. For Dutch tax purposes, a holder of the Company Shares may include an individual or entity not holding the legal title to the Company Shares, but to whom, or to which, the Company Shares are, or the income therefrom is, nevertheless attributed based either on this individual or entity owning a beneficial interest in the Company Shares or on specific statutory provisions. These include statutory provisions attributing the Company Shares to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Company Shares.
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
This summary is intended as general information only. Prospective holders of the Company Shares should consult their own tax adviser regarding the tax consequences of any acquisition, ownership or transfer of the Company Shares.
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

This summary is of non-limitative nature. Amongst others it does not describe any Dutch tax considerations or consequences that may be relevant where a holder of the Company Shares:
(i)is an individual and the holder’s income or capital gains derived from the Company Shares are attributable to employment activities, the income from which is taxable in the Netherlands;
(ii)has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in the Company within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) (the “ITA”). Generally, a holder of the Company Shares has a substantial interest in the Company if the holder, alone or – in case of an individual – together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster-children) of the holder or the partner, owns or holds, or is deemed to own or hold shares (such as the Company Shares) or certain rights to shares, including rights to directly or indirectly acquire shares, directly or indirectly representing 5% or more of the Company’s issued capital as a whole or of any class of shares or profit participating certificates (winstbewijzen) relating to 5% or more of the Company’s annual profits or 5% or more of the Company’s liquidation proceeds;
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
(v)is required to apply the participation exemption (deelnemingsvrijstelling) with respect to the Company Shares (as defined in Section 13 CITA). Generally, a holder of the Company Shares is required to apply the participation exemption if it is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5% or more of the nominal paid-up share capital in the Company; or
(vi)is part of a multinational enterprise group or large-scale domestic group within the meaning of the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024; the Dutch implementation of Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union).

Withholding Tax
Based on Dutch domestic law, a holder of shares in a corporate entity incorporated under Dutch law is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed pursuant to the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965; “DWTA”). Under specific conditions, a holder of shares in a corporate entity incorporated under Dutch law may also be subject to withholding or deduction for, or on account of, Dutch withholding tax at a rate of 25.8% on dividends distributed pursuant to the Withholding Tax Act 2021 (Wet bronbelasting 2021; “WTA 2021”).
In a tax ruling obtained in September 2022 and which is valid from January 1, 2022 to December 31, 2026, the Dutch tax authorities have, however, confirmed that an Italian corporate entity which has been legally converted into a Dutch N.V. is not considered to be incorporated under Dutch law, as a result of which the incorporation fictions in the DWTA and the WTA 2021 do not apply. Provided that the Company is exclusively tax resident in Italy for purposes of the Italy-Netherlands Tax Treaty and is not tax resident of the Netherlands based on any other criterion than the incorporation fictions, distributions made by the Company will not be subject to Dutch dividend withholding tax pursuant to the DWTA or Dutch withholding tax pursuant to the WTA 2021 regardless to whom they are made and identification of holders of Company Shares will not be required.
Taxes on Income and Capital Gains

Residents of the Netherlands
The description of certain Dutch tax consequences in this summary is only intended for the following holders of Company Shares:
(i)individuals who are resident or deemed to be resident in the Netherlands (“Dutch Resident Individuals”); and
(ii)entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands (“Dutch Resident Corporate Entities”).

Dutch Resident Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities
Dutch Resident Individuals engaged or deemed to be engaged in an enterprise (winst uit onderneming) or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to income tax at statutory progressive rates with a maximum of 49.50% on any benefits derived or deemed to be derived from the Company Shares, including any capital gains realized on any transfer of the Company Shares, where those benefits are attributable to:
(i)an enterprise from which a Dutch Resident Individual derives profits, whether as an entrepreneur (ondernemer) or by being co-entitled (medegerechtigde) to the net worth of this enterprise other than as an entrepreneur or shareholder; or
(ii)miscellaneous activities, including activities which are beyond the scope of active portfolio investment activities (meer dan normaal vermogensbeheer).

Dutch Resident Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities
Generally, the Company Shares held by a Dutch Resident Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, or who is so engaged or deemed to be engaged but the Company Shares are not attributable to that enterprise or miscellaneous activities, will be subject to an annual income tax imposed on a fictitious yield on the fair market value of the Company Shares on January 1 of each calendar year under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit from a Dutch Resident Individual’s assets and liabilities taxed under this regime, including the Company Shares, is based on fictitious percentages applied to the fair market value of (i) bank savings, (ii) other assets, including the Company Shares, and (iii) liabilities.
Taxation only occurs if and to the extent the sum of the fair market value of bank savings and other assets minus the fair market value of the liabilities exceeds a certain threshold (heffingvrij vermogen). The tax rate under the regime for savings and investments is a flat rate of 36%.
For the calendar year 2025, the fictitious percentages applicable to the first and third categories mentioned above (bank savings and liabilities) have not yet been determined. The fictitious yield percentage applicable to the second category mentioned above (other assets, including the Company Shares) is 5.88% for the calendar year 2025.
Certain transactions that have the effect of reducing the fictitious yield by shifting net wealth between the aforementioned categories (i) and (ii) or increasing liabilities in any three months period starting before and ending after January 1 will for this purpose be ignored unless the holder of the Company Shares can demonstrate that such transactions are implemented for other reasons than tax reasons.
Based on decisions by the Dutch Supreme Court of June 6, 2024, taxation under the regime for savings and investments in its current form, as described in the above paragraphs, may under specific circumstances be incompatible with the European Convention on Human Rights. It is expected that the regime for taxation of savings and investments as in effect on the date of this report will be amended to comply with the decisions of the Dutch Supreme Court mentioned above. Holders of Company Shares are advised to consult their own tax advisor to ensure that tax is levied in accordance with the decisions of the Dutch Supreme Court.
Dutch Resident Corporate Entities

Dutch Resident Corporate Entities are generally subject to corporate income tax at statutory rates up to 25.8% on any benefits derived or deemed to be derived from the Company Shares, including any capital gains realized on their transfer.
Non-Residents of the Netherlands
The description of certain Dutch tax consequences in this summary is only intended for the following holders of Company Shares:
(i)individuals who are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Individuals”); and
(ii)entities that are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Corporate Entities”).

Non-Dutch Resident Individuals
A Non-Dutch Resident Individual will not be subject to any Dutch taxes on income or capital gains derived from the acquisition, holding or transfer of the Company Shares unless:
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
(ii)the Non-Dutch Resident Individual derives benefits from miscellaneous activities carried on in the Netherlands in respect of the Company Shares, including activities which are beyond the scope of active portfolio investment activities; or
(iii)the Non-Dutch Resident Individual is entitled to a share—other than by way of securities—in the profits of an enterprise, which is effectively managed in the Netherlands and to which the Company Shares are attributable.

Non-Dutch Resident Corporate Entities
A Non-Dutch Resident Corporate Entity will not be subject to any Dutch taxes on income or capital gains derived from the acquisition, holding or transfer of the Company Shares unless:
(i)the Non-Dutch Resident Corporate Entity derives profits from an enterprise, which is fully or partly carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands to which the Company Shares are attributable; or
(ii)the Non-Dutch Resident Corporate Entity is entitled to a share—other than by way of securities—in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which the Company Shares are attributable.
Dutch Gift Tax or Inheritance Tax
No Dutch gift tax or inheritance tax is due in respect of any gift of the Company Shares by, or inheritance of the Company Shares on the death of, a holder of Company Shares, unless:
(i)the holder is resident, or is deemed to be resident, in the Netherlands at the time of the gift or death of the holder;
(ii)the holder dies within 180 days after the date of the gift of the Company Shares and was, or was deemed to be, resident in the Netherlands at the time of the holder’s death but not at the time of the gift; or

(iii)the gift of the Company Shares is made under a condition precedent and the holder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

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
Other Taxes and Duties
No other Dutch taxes, including taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by, or on behalf of, the holder of Company Shares by reason only of the acquisition, holding and transfer of the Company Shares.
Residency
A holder of Company Shares will not become a resident or deemed resident of the Netherlands by reason only of holding the Company Shares.
Material Italian Tax Considerations – Ordinary Shares Taxation in Italy
The information set out below is a general summary of the material Italian tax consequences connected with the acquisition, ownership and transfer of the Ordinary Shares and, if applicable, Special Voting Shares.
This summary does not purport to be a comprehensive description of every aspect of Italian taxation that may be relevant in the hands of a particular holder of the Ordinary Shares, and, if applicable, Special Voting Shares, who may be subject to special treatment under the applicable law, nor does this summary intend to be applicable in all respects to all categories of holders of the Ordinary Shares, Special Voting Shares. For purposes of Italian tax law, a holder of the Ordinary Shares may include an individual or entity who does not have the legal title to the Ordinary Shares, but to whom or to which nevertheless the Ordinary Shares or the income therefrom are attributed based on specific statutory provisions or on the basis of such individual or entity having an interest in the Ordinary Shares or the income therefrom.
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
As this is a general summary, holders of the Ordinary Shares, Special Voting Shares should consult their own tax advisors as to the Italian or other tax consequences connected with the acquisition, ownership and transfer of the Ordinary Shares, Special Voting Shares, including, in particular, the application to their particular situations of the tax considerations discussed below.
Law No. 111 of August 9, 2023 delegated the Italian Government to enact, within the next twenty-four months, one or more legislative decrees to reform the Italian tax system (the “Tax Reform”). According to this law, the Tax Reform could significantly change the taxation of financial income and capital gains and introduce several amendments in the Italian tax system at different levels. The precise nature, extent and impact of these amendments cannot be quantified or foreseen with any certainty at this stage, therefore the information provided in this report may not reflect the future tax framework.

Definitions

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
•“Finance Act 2025”: Law No. 207 of December 30, 2024;

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
•“Non-Qualified Holdings”: holdings of the Ordinary Shares, including any rights or securities through which Ordinary Shares may be acquired, other than Qualified Holdings;
•“Qualified Holdings”: holdings of the Ordinary Shares, including any rights or securities through which the Ordinary Shares may be acquired, that represent, in case of shares listed on regulated markets, either (i) more than 2% of the overall voting rights exercisable at ordinary shareholders’ meetings or (ii) an interest in the Company’s issued and outstanding capital exceeding 5%; and
•“Transfer of Qualified Holdings”: transfers of the Ordinary Shares, including and any rights or securities through which the Ordinary Shares may be acquired, that exceed, over a period of 12 (twelve) months, the threshold for qualifying as Qualified Holdings. The twelve-month period starts from the date when the shares, securities and the rights owned represent a percentage of voting rights or interest in the Company’s capital that exceeds the aforesaid thresholds. In case of rights or securities through which the Ordinary Shares may be acquired, the percentage of voting rights or interest in the Company’s capital potentially attributable to the holding of such rights and securities is taken into account.
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
(A) Taxation of Holders of Ordinary Shares Tax Resident In Italy
(i) Individuals not engaged in business activity

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
(ii) Individuals not engaged in business activity and holding the Ordinary Shares under the “risparmio gestito” regime
Dividends paid to Italian resident individuals who do not hold the Ordinary Shares in connection with a business activity are not subject to any tax withheld at source in Italy if (a) the holder has entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract, and (c) the holder has elected for the discretionary investment portfolio regime (risparmio gestito) under Article 7 of Legislative Decree No. 461 of November 21, 1997 (“Decree 461”). In this case, the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subjected to a 26% substitute tax.
(iii) Sole Proprietors
Dividends paid to Italian resident individuals who hold the Ordinary Shares in connection with a business activity (“Sole Proprietors”) are not subject to any tax withheld at source in Italy, provided that, in this case, the holders declare at the time of receipt that the profits collected are from holdings connected with their business activity. In this case, dividends must be reported in the income tax return, but only 58.14% of such dividends are included in the holder’s overall business income taxable in Italy (49,72% if the dividends are paid out of profits formed after the fiscal year that was current on December 31, 2007 and until the fiscal year that was current on December 31, 2016).

(iv) Partnerships (Italian “società in nome collettivo,” “società in accomandita semplice,” “società semplici” and similar Italian partnerships as referred to in Article 5 CITA)
No Italian tax is withheld at source on dividends paid to Italian business partnerships (such as Italian società in nome collettivo, società in accomandita semplice and similar partnerships as referred to in Article 5 CITA). Only 58.14% of such dividends is included in the overall business income to be reported by the business partnership (49,72% if the dividends are paid out of profits formed after the fiscal year that was current on December 31, 2007 and until the fiscal year that was current on December 31, 2016).

If the partnership is instead a non-business partnership (società semplice), based on Article 32-quarter of Law Decree No. 124 of October 26, 2019, as subsequently amended and supplemented, dividends are deemed to be received on a tax transparency basis by the partners and are subject to tax under the tax regime applicable to the relevant partner (i.e., as if they were directly paid to each partner).
(v) Companies and other business entities referred to in Article 73(1)(a)-(b) CITA
No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations (società per azioni), partnerships limited by shares (società in accomandita per azioni), limited liability companies (società a responsabilità limitata) and public and private entities whose sole or primary purpose is to carry out business activities. Only 5% of such dividends are included in the overall business income subject to IRES, unless the Ordinary Shares are financial assets held for trading by holders that apply IAS® Standards / IFRS Accounting Standards under Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the holder’s overall business income subject to IRES. IRES is currently levied at 24%, but a higher rate may apply for companies operating in specific sectors or meeting certain conditions.

For some types of companies and under certain conditions, dividends are also partially included in the net value of production, which is subject to IRAP.

(vi) Non-Business Entities Referred to in Article 73(1)(c) CITA
No Italian tax is withheld at source on dividends paid to Italian resident non-business entities referred to in Article 73(1)(c) CITA (including Italian resident trusts that do not carry out a business activity), except for Italian undertakings for collective investment (“OICR”). The dividends are fully included in the holder’s overall income subject to IRES (only 77.74% of the dividend would instead be included in the holder’s overall income if it were paid out of profits formed until the fiscal year that was current on December 31, 2016).
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
(vii) Persons exempt from IRES and persons outside the scope of IRES
Dividends paid to Italian resident persons that are exempt from IRES are generally subject to 26% tax withheld at source. No Italian tax is instead withheld at source on dividends paid to persons that are outside the scope of IRES (esclusi) under Article 74(1) CITA.
(viii) Pension funds and OICR (other than real estate AIF)
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
(ix) Real estate AIF
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
(B) Taxation of Holders Of Ordinary Shares Not Tax Resident In Italy

(i) Non-resident persons holding the Ordinary Shares through a permanent establishment in Italy
No Italian tax is withheld at source on dividends paid to non-resident persons that hold the Ordinary Shares through a permanent establishment in Italy to which the Ordinary Shares are effectively connected. Only 5% of the dividends are included in the overall income subject to IRES, unless the Ordinary Shares are financial assets held for trading by holders that apply IAS Standards / IFRS Accounting Standards under Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the overall business income subject to IRES. If the Ordinary Shares are held by a non-resident Sole Proprietor through a permanent establishment in Italy to which the Ordinary Shares are effectively connected, only 58.14% of the dividends is included in the overall income subject to personal income tax (49,72% if the dividends are paid out of profits formed after the fiscal year that was current on December 31, 2007 and until the fiscal year that was current on December 31, 2016).

For some types of businesses and under certain conditions, dividends are also partially included in the net value of production, which is subject to IRAP.
If dividends are paid with respect to Ordinary Shares that are not connected with a permanent establishment in Italy of a non-resident person, please see subparagraph (B)(ii) below.

(ii) Non-Resident Persons that Do Not Hold the Ordinary Shares through a permanent establishment in Italy
A 26% tax withheld at source generally applies on dividends paid to non-resident persons that do not have a permanent establishment in Italy to which the Ordinary Shares are effectively connected.
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
As an alternative to the relief described above, persons resident in countries that have a double tax treaty in force with Italy may request that the withholding tax on dividends be levied at the (reduced) rate provided under the applicable tax treaty, provided that the non-resident person promptly submits proper documentation (including tax residency certificates released by the foreign tax authority prior to the dividend distribution).

The domestic withholding tax rate on dividends is 1.2% (and not 26%) if the recipients and beneficial owners of the dividends of Ordinary Shares are companies or entities that are (a) resident for tax purposes in an EU Member State or in an EEA State that is included in the Italian White List and (b) subject to corporate income tax in such State. These companies and entities are not entitled to the 11/26 relief described above.
The domestic withholding tax rate on dividends is 11% (and not 26%) if the recipients and beneficial owners of the dividends on the Ordinary Shares are pension funds that are set up in an EU Member States or an EEA State included in the Italian White List. These pension funds are not entitled to the 11/26 relief described above. Moreover, Article 1(95) of Finance Act 2017 (as amended by Finance Act 2019) provides for an exemption from withholding taxation on dividends if a pension fund set up in an EU Member State or an EEA State holds shares in an Italian resident corporation (such as the Company) for at least 5 years and only to the extent of dividends from investments in qualifying shares (or units in undertakings for collective investment investing mainly in qualifying shares) that represent no more than 10% of the gross asset value of the pension fund of the previous year. To benefit from this exemption, the EU pension fund (or an EEA pension fund established in a State allowing an adequate exchange of information) that is the beneficial owner of the dividends must submit an affidavit to the withholding agent whereby it declares that it meets the conditions for the exemption and that it undertakes to hold the shares for the required holding period. Other documentary obligations apply to such EU pension funds to benefit from this exemption.

Starting from January 1, 2021, pursuant to Article 1(631-632) of Finance Act 2021, no Italian tax is withheld at source on dividends paid to (i) foreign undertakings for collective investment that comply with Directive 2009/65/EC, or (ii) foreign undertakings for collective investment that do not fall within the scope of Directive 2009/65/EC but whose asset manager is subject to regulatory supervision according to Directive 2011/61/EU, provided that in both case (i) and (ii) the foreign undertaking for collective investment is organized under the laws of an EU Member State or an EEA State that allows an adequate exchange of information (included in the Italian White List).
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
(A) Taxation of Holders Of Ordinary Shares Tax Resident In Italy
(i) Italian resident individuals not carrying out a business activity
Capital gains realized by Italian resident individuals upon the transfer for consideration of the Ordinary Shares (including securities or rights whereby Ordinary Shares may be acquired), other than capital gains realized in connection with a business activity, are subject to a 26% substitute tax (“CGT”). The taxpayer may opt for any of the following three tax regimes:
a.The tax return regime (regime della dichiarazione). Under this regime, capital gains and capital losses realized during the tax year must be reported in the income tax return. The CGT on capital gains will be chargeable, on a cumulative basis, on all capital gains, net of any relevant incurred capital loss of the same nature. The CGT must be paid within the deadline for the payment of the balance income tax. Capital losses in excess of capital gains may be carried forward against capital gains of the same nature realized in any of the following four years, provided that such capital losses are reported in the tax return of the year when they were realized. The tax return method is mandatory if the taxpayer does not choose one of the two alternative regimes mentioned in (b) and (c) below.
b.The non-discretionary investment portfolio (risparmio amministrato) regime (optional). Under this regime, CGT is applied separately on capital gains realized on each transfer of the Ordinary Shares. This regime is allowed subject to (x) the Ordinary Shares being managed or in custody with Italian banks, broker-dealers (società di intermediazione mobiliare) or certain authorized financial intermediaries; and (y) an express election being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the Ordinary Shares (as well as in respect of capital gains realized at revocation of the intermediary’s mandate), net of any relevant capital losses. Capital losses may be carried forward and offset against capital gains realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Under this regime, the holder is not required to report capital gains in the annual income tax return.
c.The discretionary investment portfolio regime (risparmio gestito) (optional). This regime is allowed for holders who have entrusted the management of their financial assets, including the Ordinary Shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Ordinary Shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year end, which is subject to CGT. The managing authorized intermediary applies the tax on behalf of the taxpayer. Any decrease in value of the managed assets accrued at year end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Under this regime, the holder is not required to report capital gains in the annual income tax return.
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
Pursuant to Article 5 of Law no. 448/2001 - as amended by Finance Act 2025 - Italian individuals may opt to increase the tax value of their shares and other securities - included those listed on regulated markets - held as of January 1, 2025 up to their fair market value by paying a substitute tax at a rate 18% on such fair market value by November 30, 2025. For these purposes, the fair market value is the simple average trading price of the shares in December 2024.

(ii) Sole proprietors and business partnerships (Italian “società in nome collettivo” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA)
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
For the purpose of determining capital gains and capital losses, the holder’s tax basis of the shares is reduced by any write-down that the holder has deducted in previous fiscal years.

(iii) Companies and other business entities referred to in Article 73(1)(a)-(b) CITA
Capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)- (b) CITA (including partnerships limited by shares and public and private entities whose sole or primary purpose is carrying out business activity) upon transfer for consideration of the shares must be fully included in the overall taxable business income subject to IRES in the tax year in which the capital gains are realized or, upon election, may be spread in equal installments over a maximum of five tax years (including the tax year when the capital gain is realized). The election for the installment computation is only available if the shares have been held for no less than three years and booked as fixed financial assets (immobilizzazioni finanziarie) in the last three financial statements.
However, under article 87 of the CITA (“Participation Exemption Regime”), capital gains arising from the disposal of the Ordinary Shares are tax-exempt for 95% of their amount - whereas the remaining 5% is included in the holders’ taxable income and is subject to IRES - if the following conditions are met:
a.the Ordinary Shares have been uninterruptedly held as of the first day of the twelfth month prior to the transfer, treating the shares acquired on the most recent date as being transferred first (on a “last in first out” basis);
b.the Ordinary Shares have been booked as fixed financial assets in the first financial statement closed during the holding period. In case of holders that draft their financial statements according to IAS Standards / IFRS Accounting Standards, the Ordinary Shares are deemed as fixed financial assets if they are not accounted as “held for trading”;
c.residence for tax purposes of the participated entity in a country other than those with a privileged tax regime in accordance with the criteria set out in Article 47-bis(1) CITA. This requirement must be met at the time when the capital gain is realized, without interruption, since the beginning of the holding of the Ordinary Shares or, if the shares are held since more than five years and the disposal is made in favor of entities not belonging to the sale group of the seller, from at least the beginning of the fifth tax period preceding the one in which the gain is realized; and
d.the participated entity carries out a commercial business activity according to the definition set forth in Article 55 CITA; however, this requirement is not relevant for shareholdings in companies whose securities are traded on regulated markets (as for the Ordinary Shares). This requirement must be met at the time when the capital gain is realized, without interruption, from at least the beginning of the third tax period preceding the one in which the gain is realized.
The transfer of Ordinary Shares booked as fixed financial assets and Ordinary Shares booked as inventory must be considered separately with reference to each class.
If the requirements for the participation exemption are met, any capital loss realized on the Ordinary Shares cannot be deducted.
For the purpose of determining capital gains and capital losses, the holder’s tax basis of the shares is reduced by any write-down that the holder has deducted in previous fiscal years.

Capital losses and negative differences between revenue and costs for Ordinary Shares that do not meet the requirements for participation exemption are not relevant (and cannot be deducted) to the extent of the non-taxable amount of dividends, or of accounts thereof, received by the holder in the 36-months prior to their transfer (so called “dividend washing rule”). This provision applies with reference to shares acquired during the 36-month period prior to the realization of capital losses or negative differences, provided that the conditions under Article 87(1)(c) and (d) above are met (i.e., the company is not resident in a State with a preferential tax system pursuant to Article 47-bis CITA and carries on a business activity). Such a provision does not apply to parties who prepare their financial statements in accordance with IAS Standards / IFRS Accounting Standards referred to in Regulation (EC) No. 1606/2002 of the European Parliament and Council of July 19, 2002.
When the amount of the aforesaid capital losses (and negative differences) deriving from a transaction (or a series of transactions) on shares traded on regulated markets is greater than €50,000.00, the taxpayer must report the data and the information regarding the transaction to the Italian tax authorities.

Moreover, in case of capital losses greater than €5,000,000.00 deriving from the transfer (or a series of transfers) of shares booked as fixed financial assets, the holder must report the data and the information to the Italian tax authorities. holders that draft their financial statements according to IAS Standards / IFRS Accounting Standards are under no such obligation.
For some types of companies and under certain conditions, capital gains on the Ordinary Shares are also included in the net value of production that is subject to IRAP, at the ordinary rates.
(iv) Non-business entities referred to in Article 73(1)(c) CITA and non-business partnerships referred to in Article 5 CITA
Capital gains realized, outside the scope of a business activity, by Italian resident non-business entities referred to in Article 73(1)(c) CITA (other than OICR) and Italian non-business partnerships as referred to in Article 5 CITA are subject to tax under the same rules as provided for capital gains realized by Italian resident individuals who do not hold the Company in connection with a business activity. For a short description of a favorable regime available to certain social security entities, see subparagraph (A)(vi) of the subsection “—Taxation of Dividends” above.
Pursuant to Article 5 of Law no. 448/2001 - as amended by Finance Act 2025 - Italian non-business entities referred to in Article 73(1)(c) CITA (holding the shares outside the scope of a business activity) and Italian non-business partnerships as referred to in Article 5 CITA may opt to increase the tax value of their shares and other securities - included those listed on regulated markets - held as of January 1, 2025 up to their fair market value by paying a substitute tax at a rate 18% on such fair market value by November 30, 2025. For these purposes, the fair market value is the simple average trading price of the shares in December 2024.

(v) Pension funds and OICR (other than Real Estate “AIF”)
Capital gains on Ordinary Shares held by Italian pension funds governed by Decree 252 must be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% flat tax (imposta sostitutiva). For a short description of a favorable regime available to pension funds, see subparagraph (A)(viii) of subsection “—Taxation of Dividends” above.
Capital gains on Ordinary Shares held by OICRs that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) are not subject to tax at the level of the OICR.
(vi) Real estate AIF
Capital gains on Ordinary Shares held by Italian Real Estate AIF are not subject to IRES or IRAP at the level of the Real Estate AIF.

(B) Non-Italian Resident Persons
(i) Non-resident persons holding the Ordinary Shares through a permanent establishment in Italy
If non-Italian resident persons hold the Ordinary Shares through a permanent establishment in Italy to which the Ordinary Shares are effectively connected, capital gains realized upon disposal of the Ordinary Shares must be included in the permanent establishment’s income taxable in Italy according to the tax regime as provided for the capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA, which is summarized under subparagraph (A)(iii) above. If the Ordinary Shares are not connected to a permanent establishment in Italy of the non-resident person, reference must be made to subparagraph (B)(ii) below.
If the common shares are held by a non-resident Sole Proprietor through a permanent establishment in Italy to which the common shares are effectively connected, capital gains realized upon disposal of the common shares must be included in the permanent establishment’s income taxable in Italy according to the tax regime as provided for the capital gains realized by Italian Sole Proprietors, which is summarized under subparagraph (A)(ii) above.

(ii) Non-resident persons that do not hold the Ordinary Shares through a permanent establishment in Italy Non-Qualified Holdings.
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
Qualified Holdings
Capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon Transfers of Qualified Holdings are subject to tax under the rules as provided for capital gains realized by Italian resident individuals who do not hold the Ordinary Shares in connection with a business activity. However:
–starting from January 1, 2021, under Article 1(633) of Finance Act 2021, no tax applies in Italy on capital gains realized by (i) foreign undertakings for collective investment that comply with Directive 2009/65/EC, or (ii) foreign undertakings for collective investment that do not fall within the scope of Directive 2009/65/EC but whose asset manager is subject to regulatory supervision according to Directive 2011/61/EU, provided that in both case (i) and (ii) the foreign undertaking for collective investment is organized under the laws of an EU Member State or an EEA State that allows an adequate exchange of information (included in the Italian White List). In any case, the provisions of double tax treaties entered into by Italy may apply if more favorable.
–starting from fiscal year 2024, Finance Act 2024 has provided for the extension of the domestic Participation Exemption Regime pursuant to Article 87 CITA to capital gains upon Transfers of Qualified Holdings realized by non-resident corporations that: (i) are resident in the European Union (EU) or resident in the European Economic Area (EEA) and allow an adequate exchange of information, (ii) do not have a permanent establishment in Italy and (iii) are subject to corporate income tax in their State of residence. Therefore, provided that those conditions are met, capital gains are 95% exempt for IRES purposes.

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
Non–resident persons that do not hold the common shares through a permanent establishment in Italy and that may be exposed to Italian source taxation on capital gains may also consider electing for the tax basis step-up regime pursuant to Article 5 of Law no. 448/2001 (see subparagraph (A)(i) of this subsection “Taxation of Capital Gains” above). Please note that, according to the amendments introduced by Finance Act 2025, the step up of the tax basis of the shares does not apply for the purposes of determining capital gains and losses pursuant to Art. 68(2-bis) CITA realized by non-resident business entities without a permanent establishment in Italy: therefore, the provision of Art. 5 of Law no. 448/2001 will not be compatible with the Participation Exemption Regime for non-resident business entities described above.

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
Transfer Tax
Contracts or other legal instruments relating to the transfer of securities (including the transfer of the Ordinary Shares) are subject to registration tax as follows: (i) notary deeds (atti pubblici) and private deeds with notarized signatures (scritture private authenticate) executed in Italy must mandatorily be registered with the Italian tax authorities and are subject to €200.00 registration tax; and (ii) private deeds (scritture private) are subject to €200.00 registration tax only if they are voluntary filed for registration with the Italian tax authorities or if the so-called “caso d’uso” or “enunciazione” occurs.
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
Since the corporate seat of the Company is not in Italy, transfers of ownership of the Ordinary Shares will not be subject to FTT.
Inheritance and Gift Tax
Subject to certain exceptions, Italian inheritance and gift tax is generally payable on transfers of assets and rights (including, possibly, the Ordinary Shares, and the Special Voting Shares) (i) by reason of death or gift by Italian resident persons (or other transfers for no consideration and the creation of liens on such assets for a specific purpose), even if the transferred assets are held outside Italy, and (ii) by reason of death or gift by non-Italian resident persons, but limited to transferred assets held in Italy. Shares in corporations that are resident in Italy for tax purposes (because they have their corporate address or their place of effective management or their main business purpose in Italy for the greater part of the tax year) are deemed to be held in Italy.

Subject to certain exceptions, transfers of assets and rights (including the Ordinary Shares, and the Special Voting Shares) on death or by gift are generally subject to inheritance and gift tax as follows:
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
The taxable base of the stamp duty is the market value or – in the lack thereof – the nominal value or the redemption amount of any financial product.

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
Certain Reporting Obligations for Italian Resident Holders
Under Law Decree No. 167 of June 28, 1990, individuals, non-business entities and non-business partnerships that are resident in Italy for tax purposes and, during the fiscal year, hold financial assets abroad (including, possibly, the Ordinary Shares, and the Special Voting Shares) must, in certain circumstances, disclose these financial assets to the Italian tax authorities in their income tax return (or if the income tax return is not due, in a proper form that must be filed within the same term as prescribed for the annual income tax return), regardless of the value of such assets (save for deposits or bank accounts having an aggregate value not exceeding €15,000.00 throughout the year). The requirement applies also if the persons above, being not the direct holder of the financial assets, are the beneficial owners thereof for the purposes of anti-money laundering legislation.
No disclosure requirements exist for financial assets (including, possibly, the Ordinary Shares, and the Special Voting Shares) under management or administration entrusted to Italian resident intermediaries (Italian banks, broker-dealers (“SIM”), fiduciary companies or other professional intermediaries as indicated under Article 1 of Law Decree No. 167 of June 28, 1990) and for contracts concluded through their intervention, provided that the cash flows and the income derived from such assets and contracts have been subjected to Italian withholding tax or substitute tax by such intermediaries.
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
The mailing address of the Company’s principal executive office is Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy and its telephone number is +39 01575911. The Company’s agent for U.S. federal securities law purposes is Nilly Foster, c/o Ermenegildo Zegna Corporation, 7th Floor, 10 East 53rd Street, New York, NY, 10022. The Company also maintains a website at https://ir.zegnagroup.com. In this report, the website addresses of the SEC and the Company are provided solely for information and are not intended to be active links. The Company is not incorporating the contents of the websites of the SEC and the Company or any other entity into this report.
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

PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15 CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to provide reasonable assurance that information required to be disclosed in the Group’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures at December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level at December 31, 2024, due to the material weaknesses reported below under the section “Management’s Annual Report on Internal Control over Financial Reporting”.

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

B. Previously Disclosed Material Weaknesses

For the year ended December 31, 2023, our management identified deficiencies in our internal control over financial reporting that constituted material weaknesses. For the year ended December 31, 2023, the Group identified a material weakness in the principles associated with the Control Activities component, mainly caused by ineffective segregation of duties, that consequently resulted in inadequate design, implementation or operating effectiveness of control activities, including management review controls, across a significant number of financial statement account balances and disclosures.

As a result of the aforementioned material weakness, the Group identified a material weakness in the Information and Communication component of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), specifically related to the principle associated with the inability to generate and provide quality information and communication necessary to support the functioning of internal control.

In addition, the Group identified a material weakness in the Monitoring component of the COSO, specifically related to the timely performance of control testing and communication of internal control deficiencies to those parties responsible for taking corrective action in a timely manner to allow for remediation.

Remediation Activities

During 2024, under the oversight of the Audit Committee of the Board of Directors, the Group continued to implement a remediation plan to address the material weaknesses identified at December 31, 2023, as noted below.

Management has conducted specific actions aimed to remediate previously disclosed deficiencies, including the completion of a significant and structured multi-year project initiated in 2022, involving both IT and organizational areas, which included organizational re-design, risk assessment, clean-up of user profiles, and the design and implementation of new control activities.

These actions appropriately addressed segregation of duties risks and improved the ability to generate and provide quality information and communication necessary to support the functioning of internal control, except for Tom Ford International LLC (“Tom Ford Fashion”), which was acquired by the Group in 2023. In addition, management has designed and implemented new controls, improved the level of documentation of controls and provided awareness sessions on internal control practices and procedures to new control owners. These actions contributed to improving the control framework.

At Tom Ford Fashion, management has implemented adequate controls for the financial closing, leases and treasury processes based on the internal control system over financial reporting established at Group level and partially implemented controls for other business processes. However, the design and implementation of some core business processes are still ongoing and will require a longer period of time to complete.

Despite the progress discussed above, the material weaknesses associated with the Control Activities and the Information and Communication components of COSO still remain unremediated at December 31, 2024.

At December 31, 2024, management executed timely monitoring activities, including Tom Ford Fashion, to allow for prompt identification and communication of internal control deficiencies to those parties responsible for taking corrective action.

These actions allowed for the remediation of the material weakness identified in 2023 associated with the Monitoring component of the COSO.

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

Our management has evaluated the effectiveness of internal control over financial reporting at December 31, 2024 based on the criteria established in Internal Control Integrated Framework (2013) issued by the COSO. Based on this assessment, our management has concluded that our internal control over financial reporting was not effective at December 31, 2024, due to the material weaknesses described below.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis.

During our evaluation of the effectiveness of the Group’s internal control over financial reporting at December 31, 2024, we have identified deficiencies that, either individually or in the aggregate, rise to the level of material weaknesses.

The Group continued to identify a material weakness in the principles associated with the Control Activities component, substantially affecting Tom Ford Fashion, specifically relating to segregation of duties and inadequate design, implementation or operating effectiveness of control activities, across a multiple number of financial statement account balances and disclosures.

As a result of the aforementioned material weakness, the Group identified a material weakness in the Information and Communication component of COSO, specifically related to the principle associated with the inability to generate and provide quality information and communication necessary to support the functioning of internal control.

Additionally, these material weaknesses could result in material misstatements of the interim or annual consolidated financial statements and disclosures that would not be prevented or detected.

Planned Remediation Activities for Fiscal Year 2025

Management’s remediation plan to address the material weaknesses existing at December 31, 2024, consists of continuing to design missing controls and implement control activities, including segregation of duties at Tom Ford Fashion, across specific business processes and financial statement account balances and disclosures. These actions will also improve the ability to generate and provide quality information and communication necessary to support the functioning of internal control.

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

D. Attestation Report of the Registered Public Accounting Firm

Deloitte & Touche S.p.A, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting at December 31, 2024.

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
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Ermenegildo Zegna N.V. and subsidiaries (the “Company”) as at December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as at December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2024 of the Company and our report dated March 27, 2025, expressed an unqualified opinion on those financial statements.
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
During our evaluation of the effectiveness of the Group’s internal control over financial reporting at December 31, 2024, we have identified deficiencies that, either individually or in the aggregate, rise to the level of material weaknesses.
The Group continued to identify a material weakness in the principles associated with the Control Activities component, substantially affecting Tom Ford Fashion, specifically relating to segregation of duties and inadequate design, implementation or operating effectiveness of control activities, across a multiple number of financial statement account balances and disclosures.

As a result of the aforementioned material weakness, the Group identified a material weakness in the Information and Communication component of COSO, specifically related to the principle associated with the inability to generate and provide quality information and communication necessary to support the functioning of internal control.
Additionally, these material weaknesses could result in material misstatements of the interim or annual consolidated financial statements and disclosures that would not be prevented or detected.
These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as at and for the year ended December 31, 2024, of the Company, and this report does not affect our report on such financial statements.
/s/ DELOITTE & TOUCHE S.p.A.
Turin, Italy
March 27, 2025

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
The Board has determined that Valerie A. Mars (the chairperson of the Audit Committee) qualifies as an “audit committee financial expert.” Ms. Mars is an independent director under the applicable NYSE rules, Rule 10A-3 under the Exchange Act and the DCGC.
ITEM 16B CODE OF ETHICS
We have adopted a Code of Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Ethics is available on our website. We intend to disclose any amendment to our Code of Ethics, or any waivers of its requirements, in our annual report on Form 20-F. For the year ended December 31, 2024, we did not grant any waivers of the Code of Ethics.
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte & Touche S.p.A., Turin Italy, PCAOB ID No.1376, the member firms of Deloitte & Touche and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2024 and 2023. We incurred the following fees from the Deloitte Entities for professional services for the years ended December 31, 2024 and 2023, respectively:

	For the years ended December 31,
(€ thousands)	2024	2023
Audit fees	5,318	5,972
Audit-related fees	251	127
Tax fees	374	356
All other fees	68	28
Total	6,011	6,483
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
ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2024, no purchases of our equity securities registered pursuant to Section 12 of the Exchange Act were made by or on behalf of us or any affiliated purchaser.
On November 12, 2024, we were informed that as of November 11, 2024 Monterubello, our controlling shareholder, had purchased 913,000 Ordinary Shares in the market, and it intended to purchase a further two million Ordinary Shares in the subsequent weeks, pursuant and subject to applicable laws, stock exchange rules and Zegna’s insider trading policy. To our knowledge, in the financial year 2024, Monterubello purchased three million Ordinary Shares in the market. For more information on the beneficial ownership of Monterubello as of March 14, 2025, see “Item 7.A Major Shareholders”.
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

•NYSE listing standards require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. The charter of our Compensation Committee states that more than half of the members of the Compensation Committee (including the chairperson) must be independent under the DCGC. Currently, two out of three members of our Compensation Committee are independent both under the DCGC and under the NYSE listing standards. The charter of our Governance and Sustainability Committee states that more than half of the members of the Governance and Sustainability Committee must be independent under the DCGC. Currently all three members of our Governance and Sustainability Committee are independent both under the DCGC and under the NYSE listing standards.
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
ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J INSIDER TRADING POLICIES
On December 17, 2021, the Board of Directors of the Company adopted an insider trading policy, subsequently amended on April 6, 2022 and on September 12, 2023 (as amended, the “Insider Trading Policy”).
Such policy governs, among other things, the purchase, sale and other dispositions of securities issued by the Company or its subsidiaries by Zegna’s directors, officers, employees, and other “insiders” as defined in such policy. The Insider Trading Policy aims at promoting compliance with applicable insider trading laws, rules and regulations.

A copy of the Insider Trading Policy is included in Exhibit 11.1 to this report.
ITEM 16K CYBERSECURITY
A.Risk management and strategy
Our cybersecurity risk management framework is established in a dedicated addendum to our overall enterprise risk management framework. We manage cybersecurity risk at multiple levels within the organization. Due to our wide geographic spread and the acquisitions that we completed in recent years, our information systems are diversified, hosted by servers in multiple locations and supported by third-party providers of cloud services, with a wide range of software applications adapted to the different regions and functions. Policies and procedures across the Group for the safeguard of our information systems and the data residing therein are tailored to the specificities of the different parts of our organization.
Within this framework, the central Group management and the management of our segments, product lines and operating subsidiaries share responsibility for cybersecurity management and collaborate on assessing, identifying, and managing material risks. We use a variety of controls and processes to identify, mitigate and manage material cybersecurity risks, detect unusual activities and potential cybersecurity incidents or threats, including potential system breaches, and to verify the effectiveness of protective measures. Such controls and processes include identity and access management, infrastructure and architecture security, client and server end-point protection and network security. Information systems are monitored and tested on a regular basis with a view to keeping them secure and protected from cybersecurity threats. We seek to continuously strengthen our security processes and controls by investing in new and improved security technologies, improving incident response plans, engaging world-class cybersecurity advisors, contracting specialized service providers, and providing regular employee training. As part of these efforts, we have been considering emerging technologies, such as generative artificial intelligence, and the risks associated therewith. In addition, we have renewed for 2025 our Group-wide business cybersecurity insurance in order to mitigate the risk of liabilities that may result from cybersecurity incidents.
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
We provide regular training and launch awareness campaigns addressed to Group employees to understand and comply with Group policies and applicable regulations, including those related to cybersecurity. As part of our cybersecurity strategy, we have deployed across our organization cybersecurity education platforms, with mandatory training for all employees equipped with a workstation or a device connected to the information systems, in order to increase the level of our employees’ training and awareness on cybersecurity. We also periodically launch phishing simulation campaigns with the aim to test the level of awareness and expertise in recognizing malicious emails.
We work with several external consultants specializing in cybersecurity to improve our ability to identify and detect, protect against, and recover from, cybersecurity incidents. This includes both ongoing consulting services and specific interventions as our Segment CISOs deem necessary. Large part of our organization is serviced by security operations centers active 24 hours a day, 7 days a week, with market-leading providers, for the monitoring of potentially critical IT events from a cybersecurity perspective and intervening promptly with mitigation and remediation measures as and when necessary. We also engage external consultants who are experts in the field to perform penetration testing sessions; these sessions are aimed at identifying any vulnerabilities that may affect our systems and appropriately remediating them. In addition, our Cybersecurity Policy provides that external advisors may be engaged, as appropriate, in connection with the response to any cyber incidents.
Third party providers which are given access to our data and programs are required to comply with operational rules set forth in our procedures regarding the use of our resources and access to our systems and are subject to specific access controls. For us to monitor the risks related to recourse to a third party provider, we require third parties providing infrastructure services in the IT landscape for the purpose of internal control over financial reporting to provide a “Service Organization Controls (“SOC”)” report at least once a year, which includes information on such supplier’s internal control system as applied to its IT systems as well as any problems related thereto occurred during the year.
We also require certain third parties (for example, certain suppliers which have access to some of our IT infrastructure) to complete a cyber security screening process, and to provide periodic security certifications. In connection with the foregoing activities, we adopt a risk-based approach.
As previously disclosed, in August 2021 we were subject to a ransomware attack that impacted the majority of our IT systems. As we refused to engage in discussions relating to the payment of the ransom, the responsible parties published certain accounting materials extracted from our IT systems. We publicly announced the IT systems breach and gradually restored our IT systems from secure back up servers during the weeks following the breach. In the last three fiscal years, we have not experienced any material cybersecurity incidents. See “Item 3.D—Risk Factors— A disruption in our information technology, including as a result of cybercrimes, could disrupt our business operations and compromise confidential and sensitive information” for further information about data protection and cybersecurity risks.
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
4.1
Registration Rights Agreement, dated as of December 17, 2021, by and among Ermenegildo Zegna N.V., Investindustrial Acquisition Corp. and the shareholders designated on Schedule A and Schedule B thereto (incorporated by reference to Exhibit 4.8 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

4.2
Shareholders Agreement, dated as of December 17, 2021, by and among Monterubello s.s., Mr. Ermenegildo Zegna Di Monte Rubello, Investindustrial Acquisition Corp. L.P. and Ermenegildo Zegna N.V. (incorporated by reference to Exhibit 4.13 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)

4.3†
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

4.5	Ermenegildo Zegna N.V. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.16 to the Report on Form 20-F, filed with the SEC on December 23, 2021, File No. 001-41180)
8.1	List of subsidiaries of Ermenegildo Zegna N.V.
11.1	Insider Trading Policy
12.1	Certification of the Chief Executive Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
15.1	Consent of Deloitte and Touche S.p.A.
97.1	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation from Executive Officers
101	Interactive Data File
104	Cover Page Interactive Data File

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with the Instructions as to Exhibits of Form 20-F. The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ERMENEGILDO ZEGNA N.V.

	By:	/s/ Ermenegildo Zegna di Monte Rubello
March 27, 2025		Name: Ermenegildo Zegna di Monte Rubello
Title: Chairperson and Chief Executive Officer

ERMENEGILDO ZEGNA N.V.
CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2024 AND 2023 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Ermenegildo Zegna N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Ermenegildo Zegna N.V. and subsidiaries (the “Company”) as at December 31, 2024 and 2023, the related consolidated statements of profit and loss, comprehensive income and loss, changes in equity and cash flow for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as at December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2025, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.
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
Property, plant and equipment (“PPE”) and right-of-use assets (“RoU assets”) include assets relating to directly operated stores and strategic stores (together “DOS”). The Company recognized a net impairment for the year ended December 31, 2024 of Euro 11.2 million, comprising of a net impairment of Euro 7.9 million related to PPE and of Euro 3.2 million related to RoU assets.
As discussed in Note 3 to the financial statements, for purposes of impairment testing, the Company determines the cash generating unit (“CGU”) for its PPE and RoU assets related to DOS to be at the individual store level.
During the year, management performed triggering event analyses for all CGUs for DOS and performed an impairment analysis for those CGUs for DOS where a trigger has been identified. An impairment is recognized when the carrying value of a CGU for DOS assets exceeds the recoverable amount.
For those CGUs for DOS where an impairment analysis is performed, in order to determine the recoverable amount, the Company estimated the DOS assets’ value in use by making significant estimates and assumptions related to, among others, future forecasted revenues and profitability for each individual store and the determination of appropriate discount rates. Estimates and assumptions related to future cash flows are determined based on the approved management’s budget and forecast for a period of three years and an estimate of the long-term growth rate.
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
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management’s judgments, primarily in relation to forecasting future revenues and profitability, as well as in relation to the determination of the discount rates included the following:
•We evaluated management’s ability to accurately perform forecasts, including management’s basis and approach for considering the impacts of changes in market conditions and economic events, by:
–inquiring of the Company's executives to understand the business initiatives supporting the assumptions in the future revenues and profitability;
–performing a retrospective analysis to assess management’s ability to accurately forecast by comparing actual results to management’s historical forecast; and
–comparing the forecasts to (1) historical revenue and operating results; (2) internal communications regarding the Company’s business plan and strategy; and (3) industry and market conditions.
•With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates by testing the source information underlying management’s determination of the discount rate and the mathematical accuracy of the calculations.
Other current and non-current financial liabilities – Thom Browne Group - Valuation of put option - Refer to Notes 3, 4, 10 and 28 to the financial statements
Critical Audit Matter Description
As of December 31, 2024, the Company has a put option to buy the remaining 8% of non-controlling interests in Thom Browne Inc. (“Thom Browne”), which is recognized as a non-current financial liability.
In this context it should be noted that during the year, Mr. Thom Browne exercised the put option to sell to the Company shares representing 2% of Thom Browne Inc. for a consideration of Euro 22.8 million. As a consequence, the Company, as of December 31, 2024, owns 92% of shares of Thom Browne Group.
The valuation of the non-current financial liability is based on management’s forecasts of Thom Browne’s future profitability and their determination of an appropriate discount rate. Management accounts for the put option agreement recognizing a non-current financial liability for the Company’s estimated obligation under the option. The exercise price of the put option is dependent on a measure of the operating segment’s profitability at the exercise date. Therefore, the Company’s fair value determination of the non-current financial liability required management to make significant estimates and assumptions related to forecasts of future revenues and profitability and to determine an appropriate discount rate.
We identified the valuation of the put option as a critical audit matter, because the estimate of the operating segment’s future profitability required significant management judgments, primarily in relation to the future revenues and profitability of the operating segment, as well as the determination of the discount rate. Changes in these estimates could have a significant impact on the valuation of the put option recorded. This area of management estimate required a high degree of auditor judgment and an increased extent of effort, including the involvement of our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s judgments used in preparing these estimates.

How the Critical Audit Matter Was Addressed in the Audit
Our procedures related to the valuation of the put option included the following:
•We evaluated management’s ability to accurately forecast revenues and profitability of the Thom Browne Group by comparing actual revenue and profitability to management’s historical forecasts.
•We evaluated management’s assumptions related to future revenues and profitability by:
–Inquiring of the Company's executives to understand the business initiatives supporting the assumptions in the future revenues and profitability, and
–Comparing the forecasts to the current and past performance of the Thom Browne Group and to external market and industry data benchmarks.
•With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate by testing the source information underlying management’s determination of the discount rate and the mathematical accuracy of the calculations.
/s/ DELOITTE & TOUCHE S.p.A.
Turin, Italy
March 27, 2025
We have served as the Company’s auditor since 1995.

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
for the years ended December 31, 2024, 2023 and 2022

		For the years ended December 31,
(€ thousands, except per share data)	Notes	2024	2023	2022
Revenues	6	1,946,647	1,904,549	1,492,840
Cost of sales	7	(650,087)	(680,235)	(564,832)
Gross profit		1,296,560	1,224,314	928,008
Selling, general and administrative expenses	8	(1,008,324)	(901,364)	(695,084)
Marketing expenses	9	(121,384)	(114,802)	(85,147)
Operating profit		166,852	208,148	147,777
Financial income	10	26,028	37,282	13,320
Financial expenses	10	(51,995)	(68,121)	(54,346)
Foreign exchange losses	10	(11,338)	(5,262)	(7,869)
Result from investments accounted for using the equity method	17	1,061	(2,953)	2,199
Profit before taxes		130,608	169,094	101,081
Income taxes	11	(39,747)	(33,433)	(35,802)
Profit		90,861	135,661	65,279
Attributable to:
Shareholders of the Parent Company		77,083	121,529	51,482
Non-controlling interests		13,778	14,132	13,797

Basic earnings per share in €	12	0.31	0.49	0.22
Diluted earnings per share in €	12	0.30	0.48	0.21

The accompanying notes are an integral part of these Consolidated Financial Statements

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND LOSS
for the years ended December 31, 2024, 2023 and 2022

		For the years ended December 31,
(€ thousands)	Notes	2024	2023	2022
Profit		90,861	135,661	65,279
Other comprehensive (loss)/income, net of tax:
Items that will be subsequently reclassified to the statement of profit and loss:
Foreign currency exchange differences arising from the translation of foreign operations	10	32,448	(15,887)	10,098
Net (loss)/gain from cash flow hedges	21	(13,255)	(7,553)	21,744
Net gain/(loss) from financial instruments measured at fair value		216	635	(1,482)
Items that will not be subsequently reclassified to the statement of profit and loss:
Net actuarial gain from defined benefit plans		408	1,025	1,092
Total other comprehensive income/(loss), net of tax:	25	19,817	(21,780)	31,452
Total comprehensive income		110,678	113,881	96,731
Attributable to:
Shareholders of the Parent Company		95,548	100,583	82,908
Non-controlling interests		15,130	13,298	13,823

The accompanying notes are an integral part of these Consolidated Financial Statements.

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2024 and 2023

		At December 31,
(€ thousands)	Notes	2024	2023
Assets
Non-current assets
Intangible assets	14	614,363	572,274
Property, plant and equipment	15	204,806	159,608
Right-of-use assets	16	581,437	533,952
Investments accounted for using the equity method	17	19,690	18,765
Deferred tax assets	11	166,029	160,878
Other non-current financial assets	18	41,486	33,898
Total non-current assets		1,627,811	1,479,375
Current assets
Inventories	19	521,015	522,589
Trade receivables	20	248,790	240,457
Derivative financial instruments	21	1,711	11,110
Tax receivables		32,505	31,024
Other current financial assets	22	77,269	90,917
Other current assets	23	105,742	95,260
Cash and cash equivalents	24	219,130	296,279
Total current assets		1,206,162	1,287,636
Total assets		2,833,973	2,767,011

Liabilities and Equity
Equity attributable to shareholders of the Parent Company	25	916,120	840,294
Equity attributable to non-controlling interests	26	66,767	60,602
Total equity		982,887	900,896
Non-current liabilities
Non-current borrowings	27	196,401	113,285
Other non-current financial liabilities	28	146,448	136,556
Non-current lease liabilities	29	518,728	471,083
Non-current provisions for risks and charges	30	23,550	19,849
Employee benefits	31	34,945	29,645
Deferred tax liabilities	11	78,129	73,885
Other non-current liabilities	33	—	9,689
Total non-current liabilities		998,201	853,992
Current liabilities
Current borrowings	27	177,166	289,337
Other current financial liabilities	28	—	22,102
Current lease liabilities	29	142,957	122,642
Derivative financial instruments	21	15,138	897
Current provisions for risks and charges	30	16,792	16,019
Trade payables and customer advances	32	309,771	314,137
Tax liabilities		32,389	41,976
Other current liabilities	33	158,672	205,013
Total current liabilities		852,885	1,012,123
Total equity and liabilities		2,833,973	2,767,011

The accompanying notes are an integral part of these Consolidated Financial Statements.

Ermenegildo Zegna N.V.
CONSOLIDATED CASH FLOW STATEMENT
for the years ended December 31, 2024, 2023 and 2022

		For the years ended December 31,
(€ thousands)	Notes	2024	2023	2022
Operating activities
Profit		90,861	135,661	65,279
Income taxes	11	39,747	33,433	35,802
Depreciation, amortization and impairment of assets	13	235,950	194,952	173,521
Financial income	10	(26,028)	(37,282)	(13,320)
Financial expenses	10	51,995	68,121	54,346
Foreign exchange losses	10	11,338	5,262	7,869
Write-downs and other provisions		8,180	(1,168)	14
Write-downs of the provision for obsolete inventory	19	25,745	31,850	28,561
Result from investments accounted for using the equity method	17	(1,061)	2,953	(2,199)
Gains arising from the disposal of fixed assets		—	—	(1,124)
Other non-cash expenses, net	38	51,253	66,641	23,063
Change in inventories		(5,896)	(72,770)	(103,112)
Change in trade receivables		(12,572)	(51,022)	(15,623)
Change in trade payables including customer advances		(13,098)	11,670	43,511
Change in other operating assets and liabilities		(86,373)	(29,765)	(75,994)
Interest paid		(38,140)	(29,166)	(24,938)
Income taxes paid		(52,772)	(53,988)	(49,258)
Net cash flows from operating activities		279,129	275,382	146,398
Investing activities
Payments for property, plant and equipment		(100,104)	(57,034)	(49,114)
Payments for intangible assets		(25,425)	(20,843)	(24,185)
Proceeds from the sale of investment		7,582	—	—
Proceeds from disposals of non-current financial assets		334	2,345	2,585
Payments for purchases of non-current financial assets		(4,174)	(2,623)	(111)
Proceeds from disposals of current financial assets and derivative instruments	22	41,421	270,317	46,487
Payments for acquisitions of current financial assets and derivative instruments		(26,341)	(36,956)	(32,412)
Business combinations, net of cash acquired	39	(19,307)	(117,686)	(585)
Acquisition of investments accounted for using the equity method	17	—	(15,734)	—
Net cash flows (used in)/from investing activities		(126,014)	21,786	(57,335)
Financing activities
Repayments of borrowings	27	(290,781)	(306,150)	(159,719)
Proceeds from borrowings	27	259,720	204,424	—
Payments of lease liabilities	29	(143,549)	(125,732)	(121,633)
Proceeds/(repayments) of other non-current financial liabilities	28	—	—	(3,919)
Dividends to owners of the parent		(30,290)	(25,031)	(21,852)
Dividends paid to non-controlling interests		(6,132)	(6,068)	(4,187)
Payments for acquisition of non-controlling interests		(23,502)	—	—
Proceeds from the exercise of warrants	28	—	4,409	—
Sales of shares held in treasury	25	—	3,654	3,390
Proceeds from capital contribution from Monterubello	25	—	—	10,923
Net cash flows used in financing activities		(234,534)	(250,494)	(296,997)
Effects of exchange rate changes on cash and cash equivalents		4,270	(4,716)	2,464
Net (decrease)/increase in cash and cash equivalents		(77,149)	41,958	(205,470)
Cash and cash equivalents at the beginning of the year	24	296,279	254,321	459,791
Cash and cash equivalents at the end of the year	24	219,130	296,279	254,321

The accompanying notes are an integral part of these Consolidated Financial Statements.

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2024, 2023 and 2022

			Legal reserves
(€ thousands)	Share capital	Share premium	Currency translation difference	Cash flow hedge reserve	Reserve for remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Other legal reserves	Reserve for treasury shares	Other reserves	Retained earnings	Total equity attributable to shareholders of the Parent Company	Total equity attributable to non-controlling interests	Total equity
At January 1, 2022	5,939	721,187	(4,928)	(8,365)	311	687	20,351	(455,000)	(178,424)	499,452	601,210	43,094	644,304
Profit	—	—	—	—	—	—	—	—	—	51,482	51,482	13,797	65,279
Other comprehensive income/(loss)	—	—	10,223	21,744	941	(1,482)	—	—	—	—	31,426	26	31,452
Total comprehensive income	—	—	10,223	21,744	941	(1,482)	—	—	—	51,482	82,908	13,823	96,731
Legal reserves	—	—	—	—	—	—	4,927	—	(4,927)	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	(21,852)	(21,852)	(4,187)	(26,039)
Sale of treasury shares, net	—	—	—	—	—	—	—	3,826	—	—	3,826	—	3,826
Share-based payments	—	—	—	—	—	—	—	—	13,579	—	13,579	—	13,579
Other changes	—	—	—	—	—	—	—	—	40	(762)	(722)	642	(80)
At December 31, 2022	5,939	721,187	5,295	13,379	1,252	(795)	25,278	(451,174)	(169,732)	528,320	678,949	53,372	732,321
Profit	—	—	—	—	—	—	—	—	—	121,529	121,529	14,132	135,661
Other comprehensive income/(loss)	—	—	(15,151)	(7,553)	1,123	635	—	—	—	—	(20,946)	(834)	(21,780)
Total comprehensive income	—	—	(15,151)	(7,553)	1,123	635	—	—	—	121,529	100,583	13,298	113,881
Legal reserves	—	—	—	—	—	—	(3,145)	—	3,145	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	(25,031)	(25,031)	(6,068)	(31,099)
Sale of treasury shares, net	—	—	—	—	—	—	—	3,902	(248)	—	3,654	—	3,654
Exercise of warrants	115	64,500	—	—	—	—	—	—	(1,236)	—	63,379	—	63,379
Issuance of Special Voting Shares A	3,100	(3,100)	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	—	—	—	—	—	—	19,780	—	19,780	—	19,780
Settlement of share-based payments	—	—	—	—	—	—	—	10,650	(11,093)	443	—	—	—
Other changes	—	—	—	—	—	—	—	—	5,388	(6,408)	(1,020)	—	(1,020)
At December 31, 2023	9,154	782,587	(9,856)	5,826	2,375	(160)	22,133	(436,622)	(153,996)	618,853	840,294	60,602	900,896
Profit	—	—	—	—	—	—	—	—	—	77,083	77,083	13,778	90,861
Other comprehensive income/(loss)	—	—	31,138	(13,255)	367	215	—	—	—	—	18,465	1,352	19,817
Total comprehensive income	—	—	31,138	(13,255)	367	215	—	—	—	77,083	95,548	15,130	110,678
Legal reserves	—	—	—	—	—	—	(3,159)	—	3,159	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	31	(30,321)	(30,290)	(6,132)	(36,422)
Share-based payments	—	—	—	—	—	—	—	—	8,472	—	8,472	—	8,472
Settlement of share-based payments	—	—	—	—	—	—	—	18,277	(19,297)	1,020	—	—	—
Other changes	—	—	—	—	—	—	—	—	—	2,096	2,096	(2,833)	(737)
At December 31, 2024	9,154	782,587	21,282	(7,429)	2,742	55	18,974	(418,345)	(161,631)	668,731	916,120	66,767	982,887

The accompanying notes are an integral part of these Consolidated Financial Statements.

Ermenegildo Zegna N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
1. General information
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
The Ermenegildo Zegna Group is a global luxury player, with a leading position in the high-end menswear business, internationally recognized for its unique textile and manufacturing platform. Heritage, Italian craftsmanship, quality and innovation are the key ingredients of its three complementary brands: ZEGNA, Thom Browne and TOM FORD FASHION, through which the Group reaches different communities, from ZEGNA’s absolute luxury, to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. Thanks to Thom Browne and TOM FORD FASHION, the Group can also play an important, and growing, role in the luxury womenswear and leather goods segment.
The Group was founded in 1910 in Northern Italy, in the town of Trivero, as a wool mill by Ermenegildo Zegna (the grandfather of the Group’s current Chairman and Chief Executive Officer) with the dream of creating the most beautiful and luxurious fabrics in the world. In the 60ies the Company moved from textile into men’s ready-to-wear while in the 80ies it expanded its business internationally with the opening of the first monobrand boutique in Paris in 1980 marking the beginning of an extensive retail network development at worldwide level. In 2018 it acquired 85% of Thom Browne Inc. and on April 28, 2023, following the completion of the acquisition of Tom Ford International (“TFI”) (the “TFI Acquisition”), the Group became a long-term licensee of the Estée Lauder Companies Inc. (“ELC”) for the TOM FORD brand for men’s and women’s fashion and accessories business.
The Group’s Filiera, the unique supply chain composed by some of the finest Italian high-end textile producers is fully integrated in the Group’s luxury manufacturing capabilities.
The Group controls the most important phases of the value chain, from designing to manufacturing, and to distribution. Over the years, the Group has reached a significant international presence through the direct-to-consumer retail channel, as well as through selected wholesale customers.
2. Basis of preparation
Statement of compliance with IFRS
These consolidated financial statements of Ermenegildo Zegna N.V. have been prepared in accordance with the IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (the “IASB”), as well as IFRS Accounting Standards as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS Accounting Standards as issued by the IASB and IFRS Accounting Standards as adopted by the European Union.
These consolidated financial statements were approved and authorized for issue by the Board of Directors of Ermenegildo Zegna N.V. on March 26, 2025.
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
The financial reporting formats presented by the Group have the following characteristics:

•the Group presents the consolidated statement of profit and loss by function, which is most representative of the way the Chief Operating Decision Maker and management view the business, and is consistent with international practice;
•the consolidated statement of comprehensive income and loss is presented as a separate statement and, in addition to presenting the components of profit and loss recognized directly in the consolidated statement of profit and loss during the period, presents the components of profit and loss not recognized in profit or loss as required or permitted by IFRS Accounting Standards;
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
3. Summary of material accounting policy information
New standards and amendments effective from January 1, 2024
The following new amendments effective from January 1, 2024 were adopted by the Group for the preparation of these Consolidated Financial Statements.
In January 2020, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. There was no effect from the adoption of these amendments.
In September 2022, the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. There was no effect from the adoption of these amendments.

In October 2022, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. There was no effect from the adoption of these amendments.

In May 2023, the IASB issued amendments to IAS 7 — Statement of Cash Flows and IFRS 7 — Financial Instruments: Disclosures: Supplier Finance Arrangements, that introduce new disclosure requirements to enhance the transparency and usefulness of the information provided by entities about supplier finance arrangements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. These amendments are applicable for annual reporting periods beginning on or after January 1, 2024 but not for any interim periods ending on or before December 31, 2024, and include certain specific transition reliefs for the first annual reporting period. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective
The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2025 or subsequent years are listed below:
In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The amendments are effective on or after January 1, 2025. The Group is evaluating the potential impact from the adoption of this standard.
In April 2024, the IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements, which introduces new concepts relating to: (i) the structure of the statement of profit or loss, (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (management-defined performance measures), and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The standard is effective on or after January 1, 2027. The Group is evaluating the potential impact from the adoption of this standard.
In May 2024, the IASB issued IFRS 19 — Subsidiaries without Public Accountability: Disclosures, which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. The standard is effective on or after January 1, 2027 and earlier application is permitted. The Group does not expect any impact from the adoption of this standard.
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures, with the aim of addressing diversity in practice by making the requirements more understandable and consistent. The amendments: (a) clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain financial liabilities settled through an electronic cash transfer system to be derecognized before the settlement date if certain criteria are met; (b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as certain instruments with features linked to the achievement of environment, social and governance (“ESG”) targets); and (d) update the disclosures for equity instruments designated at fair value through other comprehensive income (“FVOCI”). The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.
In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards — Volume 11 which contains amendments to five standards as result of the IASB’s annual improvements project. The IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 —Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9 — Financial Instruments; IFRS 10 — Consolidated Financial Statements; and IAS 7 — Statement of Cash Flows. The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.
In December 2024, IASB issued Amendments for nature-dependent electricity contracts which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs), in the light of the increased use of these contracts. The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.

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

The following table presents the principal foreign currency exchange rates used by the Group to translate other currencies into Euro:

	2024		2023		2022
	At December 31,	Average	At December 31,	Average	At December 31,	Average
U.S. Dollar	1.039	1.082	1.105	1.081	1.067	1.053
Swiss Franc	0.941	0.953	0.926	0.972	0.985	1.005
Chinese Renminbi	7.583	7.787	7.851	7.660	7.358	7.079
Pound Sterling	0.829	0.847	0.869	0.870	0.887	0.853
Hong Kong Dollar	8.069	8.445	8.631	8.465	8.316	8.245
Singapore Dollar	1.416	1.446	1.459	1.452	1.430	1.451
United Arab Emirates Dirham	3.815	3.975	4.058	3.971	3.917	3.867
Japanese Yen	163.060	163.852	156.330	151.990	140.660	138.027
South Korean Won	1,532.150	1,475.404	1,433.660	1,412.880	1,344.090	1,358.073
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
Scope of consolidation
Ermenegildo Zegna N.V. is the parent company of the Group and it holds, directly or indirectly, interests in the Group’s subsidiaries. The following table presents the Group’s scope of consolidation at December 31, 2024 and 2023:

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				At December 31,
				2024	2023
Companies consolidated on a line-by-line basis
Parent company
Ermenegildo Zegna N.V.	Amsterdam (Netherlands)	9,153,722
Italian subsidiaries
In.co. S.p.A.	Valdilana (BI)	4,050,000	Ermenegildo Zegna N.V.	100%	100%

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				At December 31,
				2024	2023
Tizeta S.r.l.(10)	Sesto Fiorentino (FI)	284,278	Ermenegildo Zegna N.V.(36.4%) / Tom Ford International LLC (36.4%) /Tom Ford Distribution S.r.l.(27.2%)	100%	100%
Lanificio Ermenegildo Zegna e Figli S.p.A.	Valdilana (BI)	3,100,000	Ermenegildo Zegna N.V.	100%	100%
Ezi S.p.A.	Milan	5,750,000	Ermenegildo Zegna N.V.	100%	100%
EZ Service S.r.l.	Valdilana (BI)	500,000	Ermenegildo Zegna N.V.	100%	100%
Bonotto S.p.A.	Colceresa (VI)	1,239,600	Ermenegildo Zegna N.V.	60%	60%
Cappellificio Cervo S.r.l.	Biella	300,000	Ermenegildo Zegna N.V.	51%	51%
Thom Browne Services Italy S.r.l.	Milan	10,000	Thom Browne Trading SA	92%	90%
Thom Browne Retail Italy S.r.l.	Milan	10,000	Thom Browne Services Italy S.r.l.	92%	90%
Gruppo Dondi S.p.A.	Carpi (MO)	1,502,800	Ermenegildo Zegna N.V.	65%	65%
Tessitura Ubertino S.r.l.	Valdilana (BI)	100,000	Ermenegildo Zegna N.V.	60%	60%
Tom Ford Distribution S.r.l.	Sesto Fiorentino (FI)	117,616	Tom Ford Switzerland Sagl (85.02%) /Tom Ford International LLC (14.98%)	100%	100%
Foreign subsidiaries
Ermenegildo Zegna Giyim Sanayi ve Tic. A. S.	Istanbul (Turkey)	118,291,439	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna H.m.b.H.	Wien (Austria)	610,000	Ermenegildo Zegna N.V.	100%	100%
Société de Textiles Astrum France S.à.r.l.	Paris (France)	500,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna GmbH	Munich (Germany)	6,577,421	Ermenegildo Zegna N.V.	100%	100%
Zegna Japan Co., LTD	Minato-Ku-Tokyo (Japan)	100,000,000	Ermenegildo Zegna N.V.	100%	100%
Fantasia (London) Limited	London (UK)	499,800	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna S.A. de C.V.	Ciudad de Mexico (Mexico)	459,600,000	Ermenegildo Zegna N.V.	100%	100%
Ezeti Portugal. S.A.	Lisbon (Portugal)	800,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Madrid S.A. (6)	Barcelona (Spain)	901,500	Ezeti S.L.	100%	70%
Ezeti S.L.	Barcelona (Spain)	500,032	Italco S.A.	100%	100%
Italco S.A.	Sant Quirze (Spain)	1,911,300	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Czech s.r.o	Prague (Czech Republic)	1,350,000	Ermenegildo Zegna N.V.	100%	100%
Co.Ti. Service S.A.	Stabio (Switzerland)	27,940,000	Ermenegildo Zegna N.V.	100%	100%
Consitex S.A.	Stabio (Switzerland)	15,000,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Corporation	New York, NY	500,000	Ermenegildo Zegna N.V.	100%	100%
Zegna (China) Enterprise Management Co., Ltd.	Shanghai (China)	58,309,140	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna (China) Co., LTD	Shanghai (China)	50,000,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Far-East Pte LTD	Singapore	21,776,432	Consitex S.A.	100%	100%
Ermenegildo Zegna Hong Kong LTD	Hong Kong	538,240,000	Ermenegildo Zegna N.V.	100%	100%
E.Z. Trading (Hong Kong) LTD	Hong Kong	82,120,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Canada Inc.	Toronto (Canada)	700,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Australia PTY LTD	Sydney (Australia)	18,000,000	Ermenegildo Zegna Far-East Pte LTD	100%	100%
E. Z. New Zealand LTD	Auckland (New Zealand)	5,800,000	Ermenegildo Zegna N.V.	100%	100%
Ezesa Argentina S.A. (2)	Buenos Aires (Argentina)	9,421,014	Ermenegildo Zegna N.V. / Italco S.A.	—%	100%
E. Z. Thai Holding Ltd	Bangkok (Thailand)	3,000,000	Ermenegildo Zegna N.V.	49%	49%
The Italian Fashion Co. LTD	Bangkok (Thailand)	16,000,000	E. Z. Thai Holding Ltd (34%)/ Ermenegildo Zegna Far-East Pte LTD (31%)	65%	65%
Zegna South Asia Private LTD	Mumbai (India)	902,316,770	Ermenegildo Zegna N.V.	51%	51%
ISMACO TEKSTİL LİMİTED ŞİRKETİ	Istanbul (Turkey)	10,000,000	Ermenegildo Zegna N.V.	100%	100%
Ezesa Brasil Participacoes LTDA	San Paolo (Brazil)	77,481,487	Ermenegildo Zegna N.V.	100%	100%

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				At December 31,
				2024	2023
Ermenegildo Zegna (Macau) LTD	Kowloon Bay (Hong Kong)	4,650,000	Consitex S.A.	100%	100%
Ermenegildo Zegna Malaysia Sdn. Bhd.	Kuala Lumpur (Malaysia)	3,000,000	Ermenegildo Zegna Far-East Pte LTD	100%	100%
Ermenegildo Zegna Maroc S.A.R.L.A.U.	Casablanca (Morocco)	530,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Vietnam LLC	Hanoi City (Vietnam)	132,294,900,000	Ermenegildo Zegna N.V.	90%	90%
Zegna Gulf Trading LLC	Dubai (UAE)	300,000	Consitex S.A.	49%	49%
Zegna Consitex Arabia for Trading LLC (4)	Riyadh (KSA)	28,600,000	Consitex S.A.	70%	—%
EZ US Holding Inc.	Wilmington (U.S.A.)	1,000,099	Ermenegildo Zegna N.V.	100%	100%
E.Zegna Attica Single Member Societé Anonyme	Athens (Greece)	650,000	Ermenegildo Zegna N.V.	100%	100%
Zegna for Retail of Readymade and Novelty Clothes W.L.L.	Kuwait City (Kuwait)	125,000	Zegna Gulf Trading LLC	49%	49%
Ermenelgildo Zegna Denmark ApS	Aarhus (Denmark)	400,000	Ermenegildo Zegna N.V.	100%	100%
EZ CA Holding Corp.	Toronto (Canada)	1,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Korea Co. Ltd. (1)	Seoul (Korea)	11,134,170,000	Ermenegildo Zegna N.V.	100%	—%
Ermenegildo Zegna Monaco S.a.r.l. (3)	Principato di Monaco	150,000	Ermenegildo Zegna N.V. (99%) / Consitex S.A. (1%)	100%	—%
Thom Browne Inc. (5)	Wilmington (U.S.A.)	5,510	Ermenegildo Zegna N.V.	92%	90%
Thom Browne Japan Inc.	Tokyo (Japan)	1,000,000	Thom Browne Inc.	92%	90%
Thom Browne Trading SA	Stabio (Switzerland)	100,000	Thom Browne Inc.	92%	90%
Thom Browne France Services	Paris (France)	50,000	Thom Browne Trading SA	92%	90%
Thom Browne UK Limited	Beckenham (UK)	1	Thom Browne Trading SA	92%	90%
Thom Browne (China) Co., Ltd.	Shanghai (China)	195,973,210	Thom Browne Trading SA	92%	90%
Thom Browne (Macau) Limited	Hong Kong	500,000	Thom Browne Trading SA	92%	90%
Thom Browne Canada	Vancouver (Canada)	100	Thom Browne Trading SA	92%	90%
Thom Browne Hong Kong Limited	Hong Kong	500,000	Thom Browne Trading SA	92%	90%
Thom Browne Eyewear (T.B.E.) SA	Stabio (Switzerland)	1,000,000	Thom Browne Trading SA	92%	90%
Thom Browne Eyewear France SAS	Paris (France)	40,000	Thom Browne Eyewear SA	92%	90%
Thom Browne Korea Ltd.	Seoul (South Korea)	100,000,000	Thom Browne Trading SA	92%	90%
Tom Ford International LLC	Delaware (U.S.A.)	10,000,000	EZ US Holding Inc	100%	100%
Tom Ford Switzerland Sagl	Stabio (Switzerland)	1,000,000	Tom Ford International LLC	100%	100%
Tom Ford Showroom Limited	London (UK)	1	Tom Ford Distribution S.r.l.	100%	100%
Tom Ford Retail UK Limited	London (UK)	1	Tom Ford International LLC	100%	100%
Tom Ford Studio Limited	London (UK)	50,000	Tom Ford International LLC	100%	100%
T.F. Property Ltd	London (UK)	1	Tom Ford International LLC	100%	100%
Tom Ford Retail LLC	New York (U.S.A.)	2,060,000	Tom Ford International LLC	100%	100%
Tom Ford Retail Hong Kong Limited	Hong Kong	1,000,000	Tom Ford International LLC	100%	100%
Tom Ford Hong Kong Limited	Hong Kong	1,000	Tom Ford International LLC	100%	100%
Tom Ford Retail Macau Limited	Macau	25,000	Tom Ford Retail Hong Kong Limited (96%) / Tom Ford Hong Kong Limited (4%)	100%	100%
Tom Ford Retail Korea (Yuhan Hoesa)	Seoul (Korea)	50,000,000	Tom Ford International LLC	100%	100%
Tom Ford Retail Japan GK (Godo Kaisha)	Tokyo (Japan)	10,000,000	Tom Ford International LLC	100%	100%
Tom Ford Clothing Retail Shanghai Company Limited	Shanghai (China)	13,900,000	Tom Ford Retail Hong Kong Limited	100%	100%
Italian associates and joint arrangements
Filati Biagioli Modesto S.r.l. (9)	Montale (PT)	16,884,402	Ermenegildo Zegna N.V.	45%	40%
Luigi Fedeli e Figlio S.r.l.	Monza (MB)	3,358,000	Ermenegildo Zegna N.V.	15%	15%
Foreign associates and joint arrangements
Norda Run Inc	Toronto (Canada)	9,696,528	EZ CA Holding Corp.	25%	25%
Other investments valued at fair value

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				At December 31,
				2024	2023
Acquedotto Piancone S.r.l.	Valdilana (BI)	42,000	Lanificio Ermenegildo Zegna e Figli S.p.A.	67%	67%
Pettinatura di Verrone S.r.l.	Verrone (BI)	3,000,000	Lanificio Ermenegildo Zegna e Figli S.p.A.	15%	15%
Sharmoon.EZ.Garments Co. Ltd (8)	Wenzhou (China)	100,000,000	Ermenegildo Zegna N.V.	5%	50%
F2 S.r.l.	Schio (VI)	90,000	Bonotto S.p.A.	29%	29%
Consorzio Re.Crea (7)	Milan	714,000	Ermenegildo Zegna N.V.	15.4%	15.5%

The following changes in the scope of consolidation of the Group occurred during the year ended December 31, 2024.
(1)On January 1, 2024, the Group acquired a 100% interest in Ermenegildo Zegna Korea Co. Ltd. for cash consideration of €9 million, following which the Group began directly operating its ZEGNA business in South Korea and its network of 15 stores. For additional information see Note 39 — Business combinations;
(2)On February 6, 2024, the Group sold its 100% interest in Ezesa Argentina S.A., following which Ezesa Argentina S.A. was deconsolidated by the Group;
(3)On March 25, 2024, Ermenegildo Zegna Monaco S.a.r.l. was incorporated by the Group, primarily to manage the Group’s operating activities in the Principality of Monaco. The Group held a 100% interest in the company at June 30, 2024;
(4)On April 28, 2024, Zegna Consitex Arabia For Trading LLC, a limited liability company owned by Consitex S.A., was incorporated, primarily to manage the Group’s operating activities in the Kingdom of Saudi Arabia. The Group held a 70% interest in the company at June 30, 2024;
(5)On June 6, 2024, Mr. Thom Browne exercised a put option to sell to the Group an additional 2% of Thom Browne Inc. (the parent company of the Thom Browne group), for total consideration of $25 million (€22,752 thousand), following which the Group holds 92% of Thom Browne group. As a result, the Group derecognized a portion of the liability for the written put option on non-controlling interests for an amount of €22,752 thousand. Additionally, the equity attributable to non-controlling interests was reduced by €3,697 thousand with an offsetting increase to equity attributable to shareholders of the Parent Company. For additional information relating to the put option on non-controlling interests, see Note 28 — Other current and non-current financial liabilities;
(6)On June 27, 2024, Ezeti S.L. acquired the remaining 30% interest in Ermenegildo Zegna Madrid S.A. not previously owned by the Group for cash consideration of €750 thousand, following which the Group owns 100% of the company;
(7)In 2024, the interest held in Consorzio Re.Crea was reduced from 15.5% at December 31, 2023 to 15.4% at December 31, 2024 due to a capital increase of the consortium.
(8)In December, 2024, the Group sold a 45% interest in Sharmoon.EZ.Garments Co. Ltd for a gain of €7,582 thousand, following which the Group continues to own a 5% interest in the company and account for the investment at fair value.
(9)On September 25, 2024, the interest held in Filati Biagioli Modesto S.p.A was increased from 40% to 45% as a following the conversion of a previous equity contribution into share capital.
(10)On October 1, 2024, Pelletteria Tizeta s.r.l., a company fully owned by the Group, changed its name to Tizeta s.r.l. and increased its share capital to €284 thousand.

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
Depreciation
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Category of Property, Plant and Equipment	Depreciation Rate
Buildings	3% - 10%
Plants and machinery	12.5% - 17.5%
Industrial and commercial equipment	20% - 25%
Leasehold improvements	10% - 25%
Other tangible assets	10% - 25%
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
The Group’s main intangible asset with a finite useful life is the license agreement entered into in 2023 as part of the TFI Acquisition, through which the Group is a long-term licensee of ELC for the TOM FORD brand for men’s and women’s fashion and accessories. The estimated useful life of the license agreement is 30 years, which includes the 20 guaranteed years as per the contract plus the automatic renewal period of 10 years, which is subject to certain minimum performance conditions that management believes will be satisfied based on the business plan and information currently available.
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
Intangible assets with a definite useful life are amortized on a straight-line basis at the following rates:

Category of Intangible Assets with a Finite Useful Life	Depreciation Rate
Concessions, licenses, trademarks and patents(1)	2.5% - 25.0%
Software	10% - 33%
Know how	20%
Development costs and other intangibles	10% - 33%
______________________
(1) The estimated useful life of the license agreement entered into in 2023 as part of the TFI Acquisition, through which the Group is a long-term licensee of ELC for the TOM FORD brand for men’s and women’s fashion and accessories, is 30 years, which includes the 20 guaranteed years as per the contract plus the automatic renewal period of 10 years, which is subject to certain minimum performance conditions that management believes will be satisfied based on the business plan and information currently available.

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
The Group identifies each DOS as a separate CGU. New DOSs require a start-up period before they achieve the expected level of profitability, which generally extends for three years following the date of each store’s opening. When a DOS is in the start-up period, an operating loss is not necessarily considered to be an indicator of possible impairment. The

Group considers an operating loss to be an indicator of possible impairment if the DOSs cash flows for the start-up period are lower than the DOSs cash flows of the approved operational plan. Strategic stores are considered separate CGUs when determining whether any impairment indicators are present. If an impairment indicator is identified, it is assessed whether other stores have benefited from the strategic store. If the strategic store is determined to benefit other stores, an impairment test for the strategic store is performed as a group of CGUs at the segment level.
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
4. Key sources of estimation uncertainty, use of estimates and critical accounting judgments
The preparation of the Consolidated Financial Statements in accordance with IFRS Accounting Standards requires the use of estimates and assumptions, and may involve the application of judgment in applying the Group’s accounting policy information, that affect the carrying amounts of assets and liabilities (as well as the assessment of contingent assets and liabilities) and the amount of income and expenses recognized. The estimates and assumptions are based on historical experience and on any other factors that are considered to be relevant. Actual results might not fully correspond to estimates.
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
Financial liability relating to the Group’s obligation to purchase the non-controlling interest in the Thom Browne group
The Group is a party to an option agreement under which it has the obligation to purchase the remaining 8% non-controlling interest in the Thom Browne group in two tranches of 5% and 3%. The financial liability arising from this obligation is measured to fair value at each reporting date. In particular, the financial liability is measured at the present value of the expected exercise price of the option, which is calculated as the EBITDA of the Thom Browne group recorded in 2028 and 2030, multiplied by a given multiple. This requires management to estimate the future EBITDA performance of the Thom Browne group based on projections contained in the latest business plan, which cover the period from 2025 to 2027.

Critical judgments in applying the Group’s accounting policies
The following are the critical judgments, apart from those involving estimations (which are presented separately above), that the Group has made in the process of applying its accounting policies and that have the most significant effect on the amounts recognized in the Consolidated Financial Statements.
For the years ended December 31, 2024 and 2023, the Group applied judgment in determining that it has significant influence over Luigi Fedeli e Figlio S.r.l., despite the Group owing 15% of the equity shares of the company. ln making its judgment, the Group determined that it had significant influence in accordance with IAS 28—Investments in Associates and Joint Ventures (“IAS 28”) based on its representation on the board of directors of the company and its the participation in policy-making processes. As a result of this determination, the Group accounts for the investment in Luigi Fedeli e Figlio S.r.l. under the equity method.
For the year ended December 31, 2022, the Group applied judgment in determining that it had significant influence over Tom Ford International LLC (“TFI”), despite the Group owing 15% of the equity shares of TFI. In making its judgment, the Group determined that it had significant influence in accordance with IAS 28—Investments in Associates and Joint Ventures (“IAS 28”) based on its representation on the board of directors of TFI and its the participation in policy-making processes. Furthermore, there are material transactions between the Group and TFI. As a result of this determination, the Group accounted for the investment in TFI under the equity method until the TFI Acquisition on April 28, 2023, at which point TFI was consolidated by the Group.
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
The Group is organized in three operating and reportable segments, based on a brand perspective, as described below:
1.Zegna segment — Includes all activities related to the ZEGNA brand, Textile and Other product lines.
2.Thom Browne segment — Includes all activities related to the Thom Browne brand.
3.Tom Ford Fashion segment — Includes all activities related to the TOM FORD FASHION business.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the key profit measure used by the CODM to assess performance and allocate resources to the Group’s operating segments, as well as to analyze operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business Combination, special donations for social responsibility and net income related to lease agreements.
Transactions between segments are executed on commercial terms that are normal in the respective markets and primarily relate to intersegment sales.
No measures of assets or liabilities by segment are reported to the CODM and therefore such information is not presented.

The following tables summarize selected financial information by segment for the years ended December 31, 2024, 2023 and 2022.

	For the year ended December 31, 2024
(€ thousands)	Zegna	Thom Browne	Tom Ford Fashion	Corporate	Intercompany Eliminations	Group Consolidated
Revenues with third parties	1,317,421	314,712	314,514	—	—	1,946,647
Inter-segment revenues	31,418	106	—	—	(31,524)	—
Revenues	1,348,839	314,818	314,514	—	(31,524)	1,946,647

Profit before taxes						130,608
Financial income						(26,028)
Financial expenses						51,995
Foreign exchange losses						11,338
Result from investments accounted for using the equity method						(1,061)
Operating Profit						166,852
Adjustments:
Net impairments of leased and owned stores (1)	4,150	2,957	4,089	—	—	11,196
Severance indemnities and provisions for severance expenses (2)	2,688	—	1,464	726	—	4,878
Legal costs for trademark dispute (3)	—	1,061	—	—	—	1,061
Transaction costs related to acquisitions (4)	—	—	—	33	—	33
Adjusted EBIT	187,598	27,319	(10,116)	(19,977)	(804)	184,020

Depreciation and amortization	(157,482)	(28,001)	(39,198)	(73)	—	(224,754)
______________________
(1)Net impairment of leased and owned stores includes (i) impairment of €3,233 thousand related to property, plant and equipment, (ii) impairment of €7,905 thousand related to right-of-use assets and (iii) impairment of €58 thousand, related to intangible assets. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(2)Relates to severance indemnities of €4,878 thousand. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(3)Relates to legal costs (net of reimbursements) of €1,061 thousand in connection with defending a legal dispute initiated by adidas alleging that Thom Browne infringed its intellectual property rights. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(4)Relates to transaction costs of €33 thousand for consultancy and legal fees related to the acquisition of the ZEGNA business in South Korea. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.

	For the year ended December 31, 2023
(€ thousands)	Zegna	Thom Browne	Tom Ford Fashion	Corporate	Intercompany Eliminations	Group Consolidated
Revenues with third parties	1,290,608	378,410	235,531	—	—	1,904,549
Inter-segment revenues	31,437	1,877	13	—	(33,327)	—
Revenues	1,322,045	380,287	235,544	—	(33,327)	1,904,549

Profit before taxes						169,094
Financial income						(37,282)
Financial expenses						68,121
Foreign exchange losses						5,262
Result from investments accounted for using the equity method						2,953
Operating profit						208,148
Adjustments:
Transaction costs related to acquisitions (1)	—	263	—	5,738	—	6,001
Severance indemnities and provisions for severance expenses (2)	1,166	—	2,836	—	—	4,002
Legal costs for trademark dispute (3)	—	2,168	—	—	—	2,168
Costs related to the Business Combination (4)	1,066	98	—	976	—	2,140
Net impairment of leased and owned stores (5)	854	18	910	—	—	1,782
Special donations for social responsibility (6)	—	—	—	100	—	100
Net income related to lease agreements (7)	(4,129)	—	—	—	—	(4,129)
Adjusted EBIT	193,466	58,969	(1,741)	(30,423)	(59)	220,212

Depreciation and amortization	(139,902)	(27,214)	(26,008)	(46)	—	(193,170)
______________________
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
(3)Relates to legal costs of €2,168 thousand in connection with defending a legal dispute initiated by adidas alleging that Thom Browne infringed its intellectual property rights. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(4)Costs related to the Business Combination of €2,140 thousand relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within “selling, general and administrative expenses” for €2,034 thousand and “cost of sales” for €106 thousand in the consolidated statement of profit and loss.
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

	For the year ended December 31, 2022
(€ thousands)	Zegna	Thom Browne	Corporate	Intercompany Eliminations	Group Consolidated
Revenues with third parties	1,162,826	330,014	—	—	1,492,840
Inter-segment revenues	13,880	877	—	(14,757)	—
Revenues	1,176,706	330,891	—	(14,757)	1,492,840

Profit before taxes					101,081
Financial income					(13,320)
Financial expenses					54,346
Foreign exchange losses					7,869
Result from investments accounted for using the equity method					(2,199)
Operating profit					147,777
Adjustments:
Legal costs for trademark dispute (1)	—	7,532	—	—	7,532
Transaction costs related to acquisitions (2)	—	—	2,289	—	2,289
Severance indemnities and provisions for severance expenses (3)	2,199	—	—	—	2,199
Costs related to the Business Combination (4)	1,101	98	938	—	2,137
Net impairment of leased and owned stores (5)	819	820	—	—	1,639
Special donations for social responsibility (6)	—	—	1,000	—	1,000
Net income related to lease agreements (7)	(6,844)	—	—	—	(6,844)
Adjusted EBIT	141,513	48,077	(31,861)	—	157,729

Depreciation and amortization	(148,747)	(23,129)	(6)	—	(171,882)
______________________
(1)Relates to legal costs of €7,532 thousand in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(2)Relates to transaction costs of €2,289 thousand for consultancy and legal fees related to the TFI Acquisition and, to a lesser extent, the acquisition of a 25% interest in Norda. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(3)Relates to severance indemnities of €2,199 thousand. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(4)Costs related to the Business Combination of €2,137 thousand relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount is recorded within “selling, general and administrative expenses” for €2,099 thousand and “cost of sales” for €38 thousand in the consolidated statement of profit and loss. For additional information please refer to Note 37 — Share-based payments.
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
(7)Net income related to lease agreements recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss and include (i) proceeds of €6,500 thousand received from new tenants in order for the Group to withdraw from existing lease agreements of commercial properties and (ii) €950 thousand for reversals of previously recognized provisions in respect of a legal claim related to a lease agreement in the United States, partially offset by (iii) €606 thousand for costs related to a sublease agreement in the United States.

The following table summarizes non-current assets (other than financial instruments and deferred tax assets) by geography at December 31, 2024 and 2023.

	At December 31,
(€ thousands)	2024	2023
EMEA (1)	412,902	359,174
of which Italy	236,496	211,394
Americas (2)	797,408	743,970
of which United States	785,584	730,090
Greater China Region	117,329	113,134
Rest of APAC (3)	92,657	68,321
Total non-current assets (other than financial instruments and deferred tax assets)	1,420,296	1,284,599
______________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

Non-current assets (other than financial instruments and deferred tax assets) in the Netherlands, the Company’s country of domicile, amounted to €538 thousand and €1,328 thousand at December 31, 2024 and 2023, respectively.

6. Revenues
The Group generates revenues primarily from the sale of its products and services, as well as from royalties received from third parties and licensees. Revenues are recognized net of returns and discounts.
The following table provides a breakdown of revenues by product line:

	For the years ended December 31,
(€ thousands)	2024	2023	2022
ZEGNA brand(1)	1,163,722	1,109,491	923,942
Thom Browne brand	314,712	378,410	330,014
TOM FORD FASHION	314,514	235,531	—
Textile	138,153	150,986	136,769
Other(2)	15,546	30,131	102,115
Total revenues	1,946,647	1,904,549	1,492,840
______________________
(1)ZEGNA brand includes revenues from apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.
(2)Other mainly includes revenues from agreements with third party brands.

The following table provides a breakdown of revenues by distribution channel:

	For the years ended December 31,
(€ thousands)	2024	2023	2022
Direct to Consumer (DTC)
ZEGNA brand	1,004,308	945,313	772,505
Thom Browne brand	186,066	183,422	145,702
TOM FORD FASHION	200,302	136,291	—
Total Direct to Consumer (DTC)	1,390,676	1,265,026	918,207
Wholesale branded
ZEGNA brand	159,414	164,178	151,437
Thom Browne brand	128,646	194,988	184,312
TOM FORD FASHION	114,212	99,240	—
Total Wholesale branded	402,272	458,406	335,749
Textile	138,153	150,986	136,769
Other(1)	15,546	30,131	102,115
Total revenues	1,946,647	1,904,549	1,492,840
______________________
(1)Other mainly includes revenues from agreements with third party brands.

The following table provides a breakdown of revenues by geographic area:

	For the years ended December 31,
(€ thousands)	2024	2023	2022
EMEA (1)	680,259	658,694	520,226
of which Italy	255,527	281,793	224,342
Americas (2)	524,790	454,890	324,575
of which United States	452,770	384,544	270,312
Greater China Region	509,378	595,515	494,110
Rest of APAC (3)	229,877	192,492	150,692
Other (4)	2,343	2,958	3,237
Total revenues	1,946,647	1,904,549	1,492,840
______________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.

(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

Revenues in the Netherlands, the Company’s country of domicile, amounted to €12,314 thousand, €15,505 thousand and €8,701 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.
7. Cost of sales
Cost of sales in 2024, 2023 and 2022 amounted to €650,087 thousand, €680,235 thousand and €564,832 thousand, respectively, consisting of costs directly related to the production, procurement and supply of goods and services, including direct labor costs, costs for raw materials and components used to manufacture the Group’s products (such as fibers and yarns of wool, silk, cotton, linen, cashmere and fabrics of the same composition, as well as leather), costs for semi-finished products, finished goods, consumables and outsourced manufacturing from third parties. Cost of sales also includes depreciation, amortization and impairment of assets used for production, lease expenses, maintenance, write-downs of inventory, freight and duty, and other production related costs, including manufacturing overhead. The remaining costs mainly include insurance and transportation costs.
8. Selling, general and administrative expenses
Selling, general and administrative expenses in 2024, 2023 and 2022 amounted to €1,008,324 thousand, €901,364 thousand and €695,084 thousand, respectively, consisting mainly of costs for sales and administrative personnel, corporate bodies, consultancy and accounting fees, as well as depreciation, amortization and impairment of assets used for selling and administrative activities. Costs related to the Business Combination amounted to €2,034 thousand, and €2,099 thousand in 2023 and 2022, respectively. There were no costs related to the Business Combination in 2024.
9. Marketing expenses
Marketing expenses in 2024, 2023 and 2022 amounted to €121,384 thousand, €114,802 thousand and €85,147 thousand, respectively, consisting mainly of costs for advertising and marketing activities, including personnel costs and costs for advertising, communications, media and events, such as fashion shows, store windows and displays. Marketing expenses also include depreciation, amortization and impairment of assets used in advertising and marketing activities.

10. Financial income, financial expenses and foreign exchange losses
The following table provides a breakdown for financial income, financial expenses and foreign exchange losses:

	For the years ended December 31,
(€ thousands)	2024	2023	2022
Financial income
Options - Changes in fair value	744	14,792	470
of which Thom Browne option	—	11,587	—
of which Dondi option	744	3,205	470
Securities	5,119	8,652	8,154
Hedging operations	4,652	2,968	241
Interest on financial other assets	1,935	2,707	1,226
Interest on financial receivables/loans	636	187	501
Interest income on interest rate swaps	3,597	6,767	1,022
Other financial income	9,345	1,209	1,706
Total financial income	26,028	37,282	13,320

Financial expenses
Options - Changes in fair value	(3,496)	—	(11,426)
of which Thom Browne option	(3,496)	—	(11,426)
of which Dondi option	—	—	—
Hedging operations	(4,868)	(6,736)	(11,701)
Interest and financial charges for lease liabilities	(23,659)	(17,030)	(9,882)
Warrants - Changes in fair value	—	(22,909)	(1,171)
Securities	(1,886)	(4,412)	(13,426)
Interest on bank loans and overdrafts	(15,520)	(13,361)	(4,785)
Interest expenses on interest rate swaps	(492)	(300)	(1,356)
Other financial expenses	(2,074)	(3,373)	(599)
Total financial expenses	(51,995)	(68,121)	(54,346)

Foreign exchange losses	(11,338)	(5,262)	(7,869)
Financial income and financial expenses relating to options represent the fair value changes during the period of liabilities for put options owned by the non-controlling interests in the Group’s investments in Thom Browne group and Gruppo Dondi S.p.A. (“Dondi”). See Note 28 — Other current and non-current financial liabilities for additional details relating to the Group’s written put options on non-controlling interests.
As a result of the exercise and redemption of warrants in the first quarter of 2023, the Group remeasured the related warrant liabilities and recognized financial expenses of €22,909 thousand.
Financial income and financial expenses for securities relate to investments in securities held by the Group.
Other financial income in 2024 includes a gain of €7,582 thousand from the disposal of a 45% interest in Sharmoon.EZ.Garments Co. Ltd, following which the Group continues to own a 5% interest in the company and account for the investment at fair value.
Foreign exchange losses for the years ended December 31, 2024, 2023 and 2022 amounted to €11,338 thousand, €5,262 thousand and €7,869 thousand, respectively and include the exchange rate effects arising from the remeasurement of the put options owned by the non-controlling interests in the Group’s investments. As a result of the sale of the Group’s 100% interest in Ezesa Argentina S.A. in February 2024, cumulative translation losses amounting to €1,907 thousand relating to the original investment held in the company were reclassified from other comprehensive income/(loss) to foreign exchange losses within the consolidated statement of profit and loss for the year ended December 31, 2024. As a result of the acquisition of Tom Ford International in April 2023, cumulative translation losses amounting to €4,705 thousand related to the original investment held in Tom Ford International were reclassified from other comprehensive income and loss to foreign exchange losses within the consolidated statement of profit and loss for the year ended December 31, 2023. For additional information relating to the TFI Acquisition see Note 39 — Business combinations.
11. Income taxes
The following table provides a breakdown for income taxes:

	For the years ended December 31,
(€ thousands)	2024	2023	2022
Current taxes	(39,243)	(54,795)	(47,355)
Deferred taxes	(504)	21,362	11,553
Income taxes	(39,747)	(33,433)	(35,802)
The table below provides a reconciliation between actual income taxes and the theoretical income taxes, calculated on the basis of the applicable corporate tax rate in effect in Italy, which was 24.0% for each of the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
(€ thousands, except percentages)	2024	2023	2022
Profit before taxes	130,608	169,094	101,081
Theoretical income tax (expense)/benefit - tax rate 24%	(31,346)	(40,583)	(24,259)
Tax effect on:
Non-taxable income/(Non-deductible costs)	4,302	11,454	(8,256)
Differences between foreign tax rates and the theoretical applicable tax rate	133	5,847	10,829
Tax benefit/(expense) relating to prior years	142	2,997	(96)
Deferred tax assets recognized from previous years	14,516	7,425	—
Deferred tax assets not recognized	(8,437)	(4,107)	1,876
Tax on dividends and earnings	(4,655)	(5,613)	(5,366)
Other tax items	(12,476)	(6,363)	(6,934)
Total tax expense, excluding IRAP	(37,821)	(28,943)	(32,206)
Effective tax rate, excluding IRAP	29.0%	17.1%	31.9%
Italian regional income tax expense (IRAP)	(1,926)	(4,490)	(3,596)
Total income tax	(39,747)	(33,433)	(35,802)
Effective tax rate	30.4%	19.8%	35.4%
In order to facilitate the understanding of the tax rate reconciliation presented above, income tax expense includes a presentation net of the Italian Regional Income Tax (“IRAP”), which is based on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments. The applicable IRAP rate was 5.57% for the Parent Company and 3.9% for the other Italian components, for each of the years ended December 31, 2024, 2023 and 2022.
Following the enactment of new tax legislation in Italy in 2021, the previous Patent Box tax regime was replaced with a new Patent Box tax regime under which the amount of qualifying expenses are deductible by an additional 110% (for both IRES and IRAP purposes). Specific transitional rules regulate the transition from the previous Patent Box tax regime to the new regime. In the first quarter of 2024 the Group filed for the new Patent Box tax regime and started recognizing its benefit starting in 2024.
For the year ended December 31, 2024, other tax items includes €6,600 thousand recognized for uncertain tax positions (€5,100 thousand for the year ended December 31, 2023).
The Pillar Two legislative tax framework introduced by the Organisation for Economic Co-operation and Development (“OECD”), which aims to ensure large multinational corporations pay a minimum level of tax on the income arising in each of the jurisdictions where they operate, has subsequently and progressively been enacted into local tax legislation in many countries around the world. Considering that the Group’s ultimate parent Company is tax resident in Italy and the Italian tax authorities have enacted new tax legislation to implement the Pillar Two framework, the global minimum top-up tax must be applied with respect to all subsidiaries of the Group starting from January 1, 2024. The impact of applying the Pillar Two tax rules for the Group has been limited to certain operations abroad where the Pillar Two transitional safe harbor does not apply and the Pillar Two effective tax rate is below 15 percent. The Group has applied the mandatory temporary exception for the recognition of and disclosure relating to deferred tax assets and liabilities arising from the jurisdictional implementation of the Pillar Two model rules.
Deferred tax assets and deferred tax liabilities
Deferred taxes reflect the net tax effect of temporary differences between the book value and the taxable amount of assets and liabilities. The accounting of assets for deferred taxes was duly adjusted to take account of the effective possibility to be realized.
Certain Italian entities of the Group participate in a group Italian tax consolidation (tax unity) under the Group’s parent company, Ermenegildo Zegna N.V., and may therefore offset taxable income against tax losses of the companies participating in the Italian tax consolidation regime.
The following tables provide a breakdown for deferred tax assets and deferred tax liabilities:

(€ thousands)	At December 31, 2023	Recognized in profit and loss	Recognized in comprehensive income/(loss)	Business Combination	Exchange differences and other	At December 31, 2024
Deferred tax assets arising on:
Employee benefits	6,030	224	18	—	296	6,568
Property, plant and equipment	8,583	(1,215)	—	—	(496)	6,872
Lease liabilities	103,099	333	—	—	13,167	116,599
Intangible assets	3,379	70	—	—	(233)	3,216
Provision for obsolete inventory	28,959	(1,677)	—		2,069	29,351
Elimination of intercompany margin on inventory	39,701	61	—	—	932	40,694
Provisions	2,368	(817)	—	—	803	2,354
Financial assets	1,448	—	258	—	—	1,706
Tax losses	46,366	4,196	—	—	(374)	50,188
Other	7,165	(2,149)	1,214	—	5,023	11,253
Deferred tax assets (prior to offsetting)	247,098	(974)	1,490	—	21,187	268,801
Offsetting of deferred tax assets	(86,220)					(102,772)
Total deferred tax assets	160,878					166,029

Deferred tax liabilities arising on:
Property, plant and equipment	296	(414)	—	—	1,508	1,390
Right-of-use assets	96,615	83	—	—	12,664	109,362
Intangible assets	46,860	1,647	—	—	(1,407)	47,100
Financial assets fair value	1,817	76	(584)	—	(9)	1,300
Other	14,517	(1,862)	222	—	8,872	21,749
Deferred tax liabilities (prior to offsetting)	160,105	(470)	(362)	—	21,628	180,901
Offsetting of deferred tax liabilities	(86,220)					(102,772)
Total deferred tax liabilities	73,885					78,129

(€ thousands)	At December 31, 2022	Recognized in profit and loss	Recognized in comprehensive income/(loss)	Business Combination	Exchange differences and other	At December 31, 2023
Deferred tax assets arising on:
Employee benefits	4,794	1,564	(297)	86	(118)	6,030
Property, plant and equipment	9,878	(1,401)	—	—	106	8,583
Lease liabilities	59,963	(4,373)	—	46,141	1,368	103,099
Intangible assets	3,229	(65)	—	—	215	3,379
Provision for obsolete inventory	27,647	2,348	—		(1,036)	28,959
Elimination of intercompany margin on inventory	28,447	8,361	—	3,439	(546)	39,701
Provisions	3,647	(223)	(47)	—	(1,009)	2,368
Financial assets	1,596	—	(148)	—	—	1,448
Tax losses	41,622	1,601	—	—	3,143	46,366
Other	503	3,051	(17)	3,091	537	7,165
Deferred tax assets (prior to offsetting)	181,326	10,863	(509)	52,757	2,660	247,098
Offsetting of deferred tax assets	(56,699)					(86,220)
Total deferred tax assets	124,627					160,878

Deferred tax liabilities arising on:
Property, plant and equipment	448	(184)	—	—	32	296
Right-of-use assets	57,156	(7,288)	—	46,132	615	96,615
Intangible assets	45,301	1,370	—	327	(138)	46,860
Financial assets fair value	2,382	45	(210)	—	(400)	1,817
Other	11,946	(4,442)	(2,254)	4,776	4,492	14,517
Deferred tax liabilities (prior to offsetting)	117,233	(10,499)	(2,464)	51,235	4,601	160,105
Offsetting of deferred tax liabilities	(56,699)					(86,220)
Total deferred tax liabilities	60,534					73,885
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

The following table provides the details of tax losses carried forward for which no deferred tax assets were recognized:

	At December 31,
(€ thousands)	2024	2023
Expiry within 1 year	13,462	15,265
Expiry 1-5 years	36,787	20,793
Expiry over 5 years	39,319	66,384
No expiration	177,010	328,736
Total tax losses carried forward	266,578	431,178
12. Earnings per share
Basic and diluted earnings per share are calculated as the ratio of net profit or (loss) attributable to the shareholders of the Company by the weighted average number of outstanding ordinary shares (basic and diluted) of the Company.

The following table summarizes the amounts used to calculate basic and diluted earnings per share.

	For the years ended December 31,
(€ thousands, except per share data )	2024	2023	2022
Profit/(Loss) attributable to shareholders of the Parent Company	77,083	121,529	51,482

Weighted average number of shares for basic earnings per share	251,531,105	247,015,882	237,545,736
Adjustments for calculation of diluted earnings per share:
Long-Term Incentive Awards 2024-2026 (1)	71,630	—	—
Long-Term Incentive Awards 2022-2025 (2)	1,720,596	1,775,976	946,990
CEO 2022-2024 PSUs (3)	368,943	1,149,273	1,031,673
CEO remuneration in shares (4)	344,672	1,134,108	1,081,513
IPO PSUs (5)	—	790,000	—
Long-term equity incentives (6)	—	307,242	—
Non-executive directors remuneration in shares (7)	142,150	149,836	41,601
2023 Restricted Stock Units Plan (8)	60,000	41,452	—
Weighted average number of shares for diluted earnings per share	254,239,096	252,363,769	240,647,513

Basic earnings per share in Euro	0.31	0.49	0.22
Diluted earnings per share in Euro	0.30	0.48	0.21
For the years ended December 31, 2024, 2023 and 2022, the diluted weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential ordinary shares relating to equity awards granted by the Group, to the extent to which they are dilutive. All potential ordinary shares are assumed converted into ordinary shares at the beginning of the period or, if later, at the date of grant of the potential ordinary shares. The adjustments for the calculation of the weighted average number of shares for diluted earnings per share are further explained below. For additional information see also Note 37 — Share-based payments.
(1)Long-Term Incentive Awards 2024-2026 — Performance share units (“PSUs”) granted to the Group’s senior management (“Senior Management Team”), which are considered to be potential ordinary shares if the performance conditions relating to Adjusted EBIT, adjusted net financial indebtedness/(cash surplus) and total shareholder return targets would have been met based on the Group’s performance up to the reporting date
(2)Long-Term Incentive Awards 2022-2025 — PSUs and retention restricted share units (“RSUs”) granted to the Group’s Senior Management Team, which in the case of the PSUs are considered to be potential ordinary shares if the performance conditions relating to Adjusted EBIT and adjusted net financial indebtedness/(cash surplus) targets would have been met based on the Group’s performance up to the reporting date, and in the case of the RSUs are considered to be potential ordinary shares if the recipient was still employed by the Group at the reporting date.
(3)CEO 2022-2024 PSUs — PSUs granted to the CEO, which are considered to be potential ordinary shares if the performance conditions relating to Adjusted EBIT and adjusted net financial indebtedness/(cash surplus) targets would have been met based on the Group’s performance up to the reporting date.
(4)CEO remuneration in shares — Potential ordinary shares from the exercise of the share purchase rights of all or part of the CEO’s fixed remuneration.
(5)IPO PSUs — PSUs related to the Company’s public listing, granted to the CEO and certain members of the Senior Management Team, which are considered to be potential ordinary shares if the performance market conditions have been met and if the recipient was still employed by the Group at the reporting date.
(6)Long-term equity incentives — Potential ordinary shares of the Company granted to the Senior Management Team equal to a value of $7,500 thousand, which are considered to be potential ordinary shares if the recipient was still employed by the Group at the reporting date.

(7)Non-executive directors remuneration in shares — Potential ordinary shares of the Company granted to the non-executive directors for 50% of their annual base remuneration for services provided in 2023 and 2024 and that will be assigned to the recipients in 2025 and 2026.
(8)2023 Restricted Stock Units Plan — RSUs granted to the Senior Management Team, which are considered to be potential ordinary shares if the recipient was still employed by the Group at the reporting date.
13. Other information by nature
The following table provides a breakdown of depreciation and amortization and of personnel costs within the consolidated statement of profit and loss:

	For the years ended December 31,
(€ thousands)	2024		2023		2022
	Depreciation and amortization	Personnel costs	Depreciation and amortization	Personnel costs	Depreciation and amortization	Personnel costs
Cost of sales	(16,135)	(136,486)	(16,376)	(132,447)	(13,557)	(116,330)
Selling, general and administrative expenses	(205,476)	(362,262)	(174,905)	(344,421)	(157,050)	(270,845)
Marketing expenses	(3,143)	(11,878)	(1,889)	(10,276)	(1,275)	(7,912)
Total	(224,754)	(510,626)	(193,170)	(487,144)	(171,882)	(395,087)

At December 31, 2024 and 2023 the Group had 7,395 and 7,201, employees, respectively.

14. Intangible assets
The following table provides a breakdown for intangible assets:

(€ thousands)	Goodwill	Brand	Concessions, licenses, trademarks and patents	Other intangible assets	Intangible assets in progress	Total
Historical cost at January 1, 2023	239,709	168,694	42,339	147,204	1,146	599,092
Additions	—	—	1,777	21,598	633	24,008
Disposals	—	—	(369)	(431)	(166)	(966)
Business combinations	23,966	—	99,295	3,520	305	127,086
Exchange differences	(7,405)	(5,862)	(765)	(851)	(43)	(14,926)
Other movements and reclassifications	—	—	1,644	(1,000)	(1,769)	(1,125)
Balance at December 31, 2023	256,270	162,832	143,921	170,040	106	733,169
Additions	—	—	2,224	25,901	373	28,498
Disposals	—	—	(2,802)	(711)	—	(3,513)
Business combinations	8,280	—	—	—	—	8,280
Exchange differences	11,080	10,360	6,463	1,755	1	29,659
Other movements and reclassifications	—	—	3,518	(1,751)	(226)	1,541
Balance at December 31, 2024	275,630	173,192	153,324	195,234	254	797,634

Accumulated amortization at January 1, 2023	—	—	(36,989)	(106,195)	—	(143,184)
Amortization	—	—	(3,963)	(15,190)	—	(19,153)
Disposals	—	—	369	413	—	782
Impairment	—	—	—	(35)	—	(35)
Exchange differences	—	—	164	531	—	695
Other movements and reclassifications	—	—	(929)	929	—	—
Balance at December 31, 2023	—	—	(41,348)	(119,547)	—	(160,895)
Amortization	—	—	(5,466)	(16,686)	—	(22,152)
Disposals	—	—	3,029	692	—	3,721
Impairment	—	—	—	(58)	—	(58)
Exchange differences	—	—	(425)	(1,502)	—	(1,927)
Other movements and reclassifications	—	—	(3,057)	1,097	—	(1,960)
Balance at December 31, 2024	—	—	(47,267)	(136,004)	—	(183,271)

Carrying amount at:
January 1, 2023	239,709	168,694	5,350	41,009	1,146	455,908
December 31, 2023	256,270	162,832	102,573	50,493	106	572,274
December 31, 2024	275,630	173,192	106,057	59,230	254	614,363

Goodwill of €8,280 thousand recognized during the period related to the acquisition of the ZEGNA business in South Korea. For additional information, see Note 39 — Business combinations.
Goodwill and brands with an indefinite useful life
Goodwill originated on acquisitions made by the Group and brands with an indefinite useful life that are acquired separately are attributable to the following operating segments:

	At December 31,
(€ thousands)	2024	2023
ZEGNA	33,344	25,568
Thom Browne	415,478	393,534
Total goodwill and brands with an indefinite useful life	448,822	419,102

In accordance with IAS 36, goodwill and brands with an indefinite useful life are not amortized and are tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Goodwill and brands with an indefinite useful life are allocated to each of the Group’s CGUs (or groups of CGUs) and the recoverable amount of all CGUs and groups of CGUs is based on a value in use calculation, which uses cash flow projections based on the last approved budget forecast calculations, which are prepared separately for each CGU. These budget and forecast calculations generally cover a period of three years. A long-term growth rate is calculated and applied to project future cash flows after the third year. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
The main assumptions to calculate the recoverable amount are the following:
•Terminal value: determined using the perpetuity method at a long-term growth rate which represents the present value, at the last year of projection, of all expected future cash flows, and the growth rate used to calculate the terminal value was 3.00% for the Zegna segment and ranged between 2.75% and 3.00% for the Thom Browne segment, which has been determined according to the diverging inflation and GDP outlook in related geographical areas;
•Discount rate: the rate used to discount cash flows was calculated using the weighted average cost of capital (“WACC”) post tax. For the 2024 impairment test, the WACC used for discounting purposes ranged between 8.75% and 9.46% (between 8.81% and 9.55% for 2023). The WACC was calculated for each CGU and group of CGUs subject to impairment, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield;
•EBITDA: See table below for the EBITDA compound annual growth rate (CAGR) assumptions utilized to calculate the expected future cash flows.
The calculation of the value in use for all CGUs and groups of CGUs is most sensitive to the following assumptions:
•Discount rates (WACC);
•Growth rates used to extrapolate cash flows beyond the forecast period; and
•EBITDA CAGR rate for the forecast period.
The following tables detail the sensitivity of the impairment testing to reasonably possible changes in assumptions for those CGUs that have significant goodwill and brands with an indefinite useful life allocated to them.

2024
		Existing assumptions			Sensitivity effects on headroom
(€ millions, except percentages and basis points)	Headroom	WACC (bps)	Growth rate (bps)	EBITDA CAGR (%) vs. 2024	WACC +100 bps	Growth rate -50 bps	EBITDA -500 bps
CGU Thom Browne group	396	875	275	+31.5%	247	325	325
CGU Thom Browne Korea Ltd.	30	901	300	+28.7%	21	26	26
CGU Ermenegildo Zegna Korea Co.Ltd.	5	901	300	+52.5%	3	4	3
CGU Gruppo Dondi S.p.A.	49	946	300	+17.0%	38	44	44
CGU Bonotto S.p.A.	19	946	300	+9.1%	13	16	16
CGU In.Co. S.p.A.	83	946	300	+60.8%	53	68	69
CGU Tessitura Ubertino S.r.l.	23	946	300	+4.5%	19	21	21

2023
		Existing assumptions			Sensitivity effects on headroom
(€ millions, except percentages and basis points)	Headroom	WACC (bps)	Growth rate (bps)	EBITDA CAGR (%) vs. 2023	WACC +100 bps	Growth rate -50 bps	EBITDA -500 bps
CGU Thom Browne group	484	881	300	+15.9%	317	403	405
CGU Thom Browne Korea Ltd.	31	905	300	n.a.	22	27	25
CGU Gruppo Dondi S.p.A.	51	955	300	+15.5%	39	45	46
CGU Bonotto S.p.A.	6	955	300	-9.5%	3	5	5
CGU In.Co. S.p.A.	39	955	300	+11.2%	20	30	30
CGU Tessitura Ubertino S.r.l.	20	955	300	(2.8%)	16	18	18
Based on the analysis performed, no impairment of goodwill or brands with an indefinite useful life was recognized for the years ended December 31, 2024, 2023 and 2022.
TOM FORD FASHION license agreement

As part of the TFI Acquisition completed in April 2023, the Group became a long-term licensee for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, and recognized the fair value of the TOM FORD FASHION license agreement within intangible assets and property, plant and equipment include for a total amount of €99,295 thousand at the acquisition date. The estimated useful life of the license agreement is 30 years. For additional information relating to the TFI Acquisition see Note 39 — Business combinations.
As a result of slowing demand for luxury products in 2024 due to challenging consumer confidence and conditions for the luxury sector, management performed an impairment test over the Tom Ford Fashion segment for 2024. Based on the results of the test performed, no impairment was identified.
The calculation of the value in use for the Tom Ford Fashion segment is most sensitive to the following assumptions:
•Discount rate (WACC);
•Growth rate used to extrapolate cash flows for years eleven to thirty of the license agreement; and
•EBITDA CAGR rate for the forecast period.
Sensitivity analysis
In order to ensure that the changes to the main assumptions did not significantly affect the results of the impairment test, sensitivity analyses were conducted.
The following table presents the sensitivity of the 2024 impairment test of the Tom Ford Fashion segment to reasonably possible changes in the aforementioned assumptions:

		Existing assumptions			Sensitivity effects on impairment
(€ millions, except percentages and basis points)	Headroom	WACC (%)	Growth rate (%)	EBITDA CAGR (%) vs. current year	WACC +100 bps	Growth rate -50 bps	EBITDA -500 bps
Tom Ford Fashion segment	64	9.62%	3.00%	9.00%	14	55	16

The sensitivity analysis of the aforementioned assumptions (WACC and growth rate) used to determine the recoverable value of the Tom Ford Fashion segment confirmed that there was no impairment.

15. Property, plant and equipment
The following table provides a breakdown for property, plant and equipment:

(€ thousands)	Land and buildings	Plant and machinery	Industrial and commercial equipment	Leasehold improvements	Other tangible assets	Tangible assets under construction and advances	Total
Historical cost at January 1, 2023	8,548	153,863	147,959	238,190	7,740	4,999	561,299
Additions	33	10,812	14,342	31,390	562	8,461	65,600
Disposals	—	(4,245)	(8,302)	(26,049)	(104)	(36)	(38,736)
Business combinations		238	6,781	12,094	1,328	158	20,599
Exchange differences	—	121	(2,515)	(10,812)	(23)	(358)	(13,587)
Reclassifications	—	966	4,235	6,752	(3,074)	(7,798)	1,081
Balance at December 31, 2023	8,581	161,755	162,500	251,565	6,429	5,426	596,256
Additions	8,884	8,482	22,812	47,297	376	11,971	99,822
Disposals	—	(3,876)	(16,726)	(12,941)	(86)	(21)	(33,650)
Business combinations	—	—	109	877	—	28	1,014
Exchange differences	5	(15)	4,768	9,587	16	39	14,400
Reclassifications	(77)	528	1,948	(207)	375	(6,541)	(3,974)
Balance at December 31, 2024	17,393	166,874	175,411	296,178	7,110	10,902	673,868

Accumulated depreciation at January 1, 2023	(4,025)	(132,323)	(123,159)	(169,587)	(6,066)	—	(435,160)
Depreciation	(250)	(6,454)	(13,538)	(26,558)	(278)	—	(47,078)
Disposals	—	4,101	7,840	24,677	94	—	36,712
Impairment	—	4	(406)	(513)	—	—	(915)
Exchange differences	(162)	(92)	2,195	7,834	18	—	9,793
Reclassifications	—	63	(1,844)	—	1,781	—	—
Balance at December 31, 2023	(4,437)	(134,701)	(128,912)	(164,147)	(4,451)	—	(436,648)
Depreciation	(239)	(6,756)	(14,666)	(31,440)	(819)	—	(53,920)
Disposals	—	3,845	16,320	12,474	188	—	32,827
Impairment	—	(108)	(1,642)	(1,483)	—	—	(3,233)
Exchange differences	(5)	7	(4,334)	(7,781)	2	—	(12,111)
Reclassifications	98	33	(1,672)	5,638	(74)	—	4,023
Balance at December 31, 2024	(4,583)	(137,680)	(134,906)	(186,739)	(5,154)	—	(469,062)

Carrying amount at:
January 1, 2023	4,523	21,540	24,800	68,603	1,674	4,999	126,139
December 31, 2023	4,144	27,054	33,588	87,418	1,978	5,426	159,608
December 31, 2024	12,810	29,194	40,505	109,439	1,956	10,902	204,806
Impairment testing
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
The business plans used to prepare the impairment test cover the last three months of 2024 and the three years from 2025 to 2027.
The rate used to discount cash flows was calculated using the weighted average cost of capital (WACC). For the year ended December 31, 2024, the WACC used for discounting purposes ranged between 8.75% and 9.46% (between 8.64% and 12.56% at December 31, 2023). The WACC was calculated for each CGU subject to impairment, considering the parameters specific to the geographical area: market risk premium and sovereign bond yield. The “g” rate of growth used to calculate the terminal value was determined according to the diverging inflation and GDP outlooks in the various countries. The growth rate was 3.00% for the Zegna segment and ranged between 2.75% and 3.00% for the Thom Browne segment.
DOSs impairment test
The impairment test of DOSs assets takes into consideration those right-of-use assets, intangible assets and property, and plant and equipment elements relating to directly operated stores of the Zegna segment, Thom Browne segment and Tom Ford Fashion segment. The result of the impairment test of DOSs on the consolidated financial statements is obtained by comparing the recoverable amount, based on the value in use, of each CGU with the carrying amount of the tangible and intangible assets allocated to the CGU, including leases (according to the IFRS 16).
The following table presents impairment and reversal of impairment by DOSs recognized in 2024, 2023 and 2022:

	For the year ended December 31, 2024
(€ thousand)	Property, plant and equipment	Right-of-use assets	Intangible assets
Zegna segment DOSs
Impairment	688	3,404	58
Total Zegna segment DOSs	688	3,404	58
Thom Browne segment DOSs
Impairment	752	2,205	—
Total Thom Browne segment DOSs	752	2,205	—
Tom Ford Fashion segment DOSs
Impairment	1,793	2,296	—
Total Tom Ford Fashion segment DOSs	1,793	2,296	—
Total for the Group	3,233	7,905	58

	For the year ended December 31, 2023
(€ thousand)	Property, plant and equipment	Right-of-use assets	Intangible assets
Zegna segment DOSs
Impairment	595	268	37
Reversal of impairment	(44)	—	(2)
Total Zegna segment DOSs	551	268	35
Thom Browne segment DOSs
Impairment	18	—	—
Total Thom Browne segment DOSs	18	—	—
Tom Ford Fashion segment DOSs
Impairment	346	564	—
Total Tom Ford Fashion segment DOSs	346	564	—
Total for the Group	915	832	35

	For the year ended December 31, 2022
(€ thousand)	Property, plant and equipment	Right-of-use assets	Intangible assets
Zegna segment DOSs
Impairment	623	3,113	28
Reversal of impairment	(1,379)	(1,564)	(2)
Total Zegna segment DOSs	(756)	1,549	26
Thom Browne segment DOSs
Impairment	—	820	—
Total Thom Browne segment DOSs	—	820	—
Total for the Group	(756)	2,369	26

The calculation of value in use for these CGUs is most sensitive to the following assumptions:
•Discount rates;
•Growth rates used to extrapolate cash flows beyond the forecast period;
•Revenue compounded annual rate of growth (CAGR).
Sensitivity analysis
In order to ensure that the changes to the main assumptions did not significantly affect the results of the impairment tests, sensitivity analyses were conducted.

The following table presents the sensitivity of the 2024 and 2023 impairment tests of DOSs of the Zegna, Thom Browne and Tom Ford Fashion segments to reasonably possible changes in the aforementioned assumptions:

		Existing assumptions			Sensitivity effects on impairment
(€ millions, except percentages and basis points)	Impairment	WACC (%)	Growth rate (%)	Revenues CAGR (%) vs. current year	WACC +100 bps	Growth rate -50 bps	Revenues -250 bps
Zegna segment DOSs
2024	(4,150)	8.05% / 14.09%	1.00% / 4.00%	+6.7%	(4,734)	(4,262)	(5,084)
2023	(855)	8.64% / 12.56%	2.00% / 3.00%	+15.7%	(965)	(917)	(1,480)
Thom Browne segment DOSs
2024	(2,957)	10.66% / 13.06%	2.50% / 3.00%	+11.1%	(3,032)	(2,969)	(3,614)
2023	(17)	11.16% / 12.56%	2.50% / 3.00%	+7.5%	(17)	(17)	(17)
Tom Ford Fashion segment DOSs
2024	(4,089)	8.45% / 13.14%	2.00% / 3.00%	+16.9%	(4,323)	(4,140)	(4,620)
2023	(910)	11.27%/12.16%	3.00%	+18.2%	(925)	(912)	(1,029)

The sensitivity analysis of the aforementioned assumptions (WACC, growth rate and revenues CAGR) used to determine the recoverable value, carried out on the CGUs subject to impairment testing, showed that negative changes in the basic assumptions could lead to an additional impairment loss.
Corporate assets impairment test
Corporate assets are tested for impairment if facts or circumstances indicate that their carrying amount may be impaired on the basis of trigger events at the reporting segment level. There were no impairment indicators identified for corporate assets in 2024, 2023 or 2022.

16. Right-of-use assets
The following table provides a breakdown for right-of-use assets:

(€ thousands)	Land and buildings	Industrial and commercial equipment	Plant and machinery	Other right-of-use assets	Total
Historical cost at January 1, 2023	758,923	524	168	5,793	765,408
Additions	139,057	66	—	2,872	141,995
Disposals	(65,322)	(545)	—	(2,091)	(67,958)
Business combinations	160,659	—	—	210	160,869
Exchange differences	(22,284)	—	—	(19)	(22,303)
Balance at December 31, 2023	971,033	45	168	6,765	978,011
Additions	190,998	121	—	5,002	196,121
Disposals	(55,907)	(2)	(168)	(2,733)	(58,810)
Exchange differences	35,465	—	—	(23)	35,442
Balance at December 31, 2024	1,141,589	164	—	9,011	1,150,764

Accumulated amortization at January 1, 2023	(385,896)	(486)	(115)	(3,403)	(389,900)
Amortization	(125,096)	(75)	(35)	(1,733)	(126,939)
Impairments	(832)	—	—	—	(832)
Disposals	58,161	546	—	1,653	60,360
Exchange differences	13,229	—	—	23	13,252
Balance at December 31, 2023	(440,434)	(15)	(150)	(3,460)	(444,059)
Amortization	(146,297)	(37)	(23)	(2,325)	(148,682)
Impairments	(7,905)	—	—	—	(7,905)
Disposals	47,839	1	173	2,158	50,171
Exchange differences	(18,859)	—	—	7	(18,852)
Balance at December 31, 2024	(565,656)	(51)	—	(3,620)	(569,327)

Carrying amount at:
January 1, 2023	373,027	38	53	2,390	375,508
December 31, 2023	530,599	30	18	3,305	533,952
December 31, 2024	575,933	113	—	5,391	581,437
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
For the years ended December 31, 2024, 2023 and 2022 impairments were recognized for an amount of:
•€7,905 thousand in 2024 primarily related to leased stores in: Europe and the United States that are part of the Thom Browne segment, the Greater China Region and South Korea that are part of the Tom Ford Fashion segment, and the United States, EMEA and the Greater China Region that are part of the Zegna segment;
•€832 thousand in 2023 primarily related to leased stores in Greater China Region that are part of the Tom Ford Fashion segment and in Europe that are part of the Zegna segment, and
•€2,369 thousand in 2022 primarily related to leased stores in Greater China Region and in Europe that are part of the Thom Browne segment.

For details related to the impairment testing performed over right-of-use assets, please refer to Note 15 — Property, plant and equipment.
17. Investments accounted for using the equity method
The Group’s ownership percentages and the carrying value of investments accounted for using the equity method were as follows:

(€ thousands, except percentages)	Filati Biagioli Modesto S.p.A.	Norda Run Inc.	Luigi Fedeli e Figlio S.r.l.	Tom Ford International LLC	Tizeta S.r.l.	Total investments accounted for using the equity method
Group’s percentage interest at December 31, 2024	45%	25%	15%	100%	100%
Group’s percentage interest at December 31, 2023	40%	25%	15%	100%	100%

At January 1, 2023	1,515	—	—	16,425	4,708	22,648
Additions	6,700	6,580	4,656	1,845	—	19,781
Disposal	(13)	—	—	—	—	(13)
Net (loss)/income	(712)	(2)	(2)	(2,587)	350	(2,953)
Translation differences	—	43	—	764	—	807
Business combinations	—	—	—	(16,447)	(5,058)	(21,505)
At December 31, 2023	7,490	6,621	4,654	—	—	18,765
Net (loss)/income	900	174	(13)	—	—	1,061
Translation differences	—	(136)	—	—	—	(136)
At December 31, 2024	8,390	6,659	4,641	—	—	19,690
As a result of the TFI Acquisition completed on April 28, 2023, the Group obtained 100% of TFI and 100% of Tizeta, which was previously 50% owned by the Group and 50% owned by TFI. The Group’s previously held equity interests in TFI and Tizeta were measured at their fair value as of the acquisition date and recognized as part of the consideration transferred according to IFRS 3 — Business Combinations (“IFRS 3”). The cumulative translation losses related to the previously held investment in TFI, amounting to €4,705 thousand, were reclassified from other comprehensive income to profit and loss at the acquisition date as foreign exchange losses. Following completion of the TFI Acquisition, TFI and Tizeta are consolidated by the Group. For additional information relating to the TFI Acquisition see Note 39 — Business combinations. Prior to the TFI Acquisition, the Group accounted for its 15% interest in the equity shares of Tom Ford International LLC usingi the equity method as the following requirements of IAS 28—Investments in Associates and Joint Ventures (“IAS 28”) were met: the representation on the board of directors and the participation in policy-making processes.
Additions for the year ended December 31, 2023 included:
(i)€6,700 thousand for the capital increase in Filati Biagioli Modesto S.p.A, of which €4,500 thousand was contributed in cash and €2,200 thousand related to a financial receivables converted to equity as a capital contribution in July 2023; in the second half of 2024 €4,450 thousand from the 2023 capital contribution were converted into share capital thus increasing the share owned by the Group from 40% to 45%;
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

Certain financial information of companies accounted for using the equity method is provided below at and for the period from the acquisition date to December 31, 2024 or for the year ended December 31, 2024, as required by IFRS 12—Disclosure of Interest in Other Entities (“IFRS 12”).

(€ thousands)	Norda Run Inc.	Filati Biagioli Modesto S.p.A.	Luigi Fedeli e Figlio S.r.l.
Total assets	6,024	68,646	31,048
Total liabilities	1,707	49,994	21,644
Total equity	4,317	18,652	9,404
Net revenues	10,407	44,108	27,846
Net income/(loss)	718	(428)	773
18. Other non-current financial assets
The following table provides a breakdown for other non-current financial assets:

	At December 31,
(€ thousands)	2024	2023
Guarantee deposits	34,021	28,362
Lease receivables from sublease	1,585	1,115
Other	5,880	4,421
Total other non-current financial assets	41,486	33,898
There are no expected credit losses associated with the guarantee deposits.
Other primarily related to investments in other companies, which are measured at fair value at December 31, 2024 and 2023.
19. Inventories
The following table provides a breakdown for inventories (net of the provision for slow moving and obsolete inventories):

	At December 31,
(€ thousands)	2024	2023
Raw materials, ancillary materials and consumables	90,461	90,460
Work-in-progress and semi-finished products	49,442	46,735
Finished goods	381,112	385,394
Total inventories	521,015	522,589

The amount of provisions for slow moving and obsolete inventories recognized for the years ended December 31, 2024, 2023 and 2022 was €48,260 thousand, €59,558 thousand and €28,561 thousand, respectively.
The following table provides the changes in the total provision for slow moving and obsolete inventories for the years ended December 31, 2024 and 2023.

	2024	2023
At January 1,	(175,222)	(147,819)
Provisions	(48,260)	(59,558)
Utilizations and releases	22,515	27,708
Exchange differences and other changes	(6,111)	4,447
At December 31,	(207,078)	(175,222)

20. Trade receivables
The following table provides a breakdown for trade receivables:

	At December 31,
(€ thousands)	2024	2023
Trade receivables before loss allowance	263,380	247,138
Loss allowance	(14,590)	(6,681)
Total trade receivables	248,790	240,457
The following table provides a breakdown for the loss allowance relating to trade receivables:

	Loss allowance
(€ thousands)	2024	2023
At January 1,	(6,681)	(6,512)
Provisions	(11,174)	(3,276)
Utilizations	353	285
Releases	3,062	2,829
Exchange differences and other	(150)	(7)
At December 31,	(14,590)	(6,681)

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
The following table presents trade receivables by geographic area:

	At December 31,
(€ thousands)	2024	2023
EMEA (1)	97,619	102,653
of which Italy	58,460	60,174
Americas (2)	65,491	47,572
of which United States	50,294	33,028
Greater China Region	56,682	61,990
Rest of APAC (3)	28,998	28,242
Total trade receivables	248,790	240,457
______________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

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
At the reporting date, the Group had outstanding hedges as detailed in the tables below:

	At December 31, 2024			At December 31, 2023
(€ thousands)	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Foreign currency derivatives	756,316	1,596	(14,699)	595,819	6,371	(897)
Interest rate risk
Interest rate swaps	82,631	115	(439)	133,962	4,739	—
Total derivatives instruments - Notional / Assets / (Liabilities)	838,947	1,711	(15,138)	729,781	11,110	(897)
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

	For the years ended December 31,
(€ thousands)	2024	2023
USD	278,068	206,232
CNY	255,447	201,153
GBP	53,991	54,282
JPY	42,435	34,749
HKD	34,825	31,735
Other	91,550	67,668
Total notional amount	756,316	595,819

The key features of the interest rate swap (IRS) agreements are summarized as follows:

(€ thousands, except percentages)			Notional amount at December 31,		Fair value at December 31,
Contract	Maturity date	Fixed interest rate	2024	2023	2024	2023
IRS 1	6/30/2027	2.10%	50,000	—	49	—
IRS 2	6/14/2027	2.77%	30,000	—	(439)	—
IRS 3	9/30/2027	0.22%	2,035	2,775	57	128
IRS 4	12/31/2025	(0.15%)	596	1,187	9	41
IRS 5	4/15/2024	(0.24%)	—	80,000	—	2,190
IRS 6	12/20/2024	0.01%	—	50,000	—	2,380
Total			82,631	133,962	(324)	4,739

22. Other current financial assets
The following table provides a breakdown for other current financial assets (see Note 34 — Fair value measurement for a breakdown of other current financial assets by fair value level):

	At December 31,
(€ thousands)	2024	2023
Securities	73,639	85,320
Guarantee deposits	3,360	5,431
Financial receivables	270	166
Total other current financial assets	77,269	90,917
The following tables provide a breakdown and the movements for securities:

(€ thousands)	At December 31, 2023	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At December 31, 2024
Fair value through profit or loss (FVPL)
Private equity	22,399	1,799	(2,439)	1,309	35	851	23,954
Private debt	10,106	801	(423)	(68)	(21)	—	10,395
Hedge funds	8,995	—	(20)	1,234	1	75	10,285
Real estate funds	12,146	369	(2,734)	(400)	78	254	9,713
Money market funds	2,093	15,966	(14,182)	26	119	(158)	3,864
Equity	1,141	1,986	—	77	—	—	3,204
Total FVPL	56,880	20,921	(19,798)	2,178	212	1,022	61,415

Fair value through other comprehensive income (FVOCI)
Fixed income	11,748	3,447	(8,875)	54	65	—	6,439
Floating income	16,692	1,508	(12,505)	124	(34)	—	5,785
Total FVOCI	28,440	4,955	(21,380)	178	31	—	12,224

Total securities	85,320	25,876	(41,178)	2,356	243	1,022	73,639

(€ thousands)	At December 31, 2022	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At December 31, 2023
Fair value through profit or loss (FVPL)
Private equity	18,311	3,035	(802)	2,266	—	(411)	22,399
Real estate funds	12,129	2,096	—	(1,887)	—	(192)	12,146
Private debt	13,644	1,001	(4,224)	(347)	32	—	10,106
Hedge funds	46,761	4,009	(42,658)	706	264	(87)	8,995
Money market funds	2,587	18,578	(19,038)	(71)	209	(172)	2,093
Equity	14,592	997	(14,999)	(159)	703	7	1,141
Insurance contracts	114,975	—	(115,485)	545	(35)	—	—
Fixed income	64,017	—	(65,018)	—	1,001	—	—
Commodities	2,727	—	(2,601)	—	(126)	—	—
Total FVPL	289,743	29,716	(264,825)	1,053	2,048	(855)	56,880

Fair value through other comprehensive income (FVOCI)
Floating income	17,742	—	(1,005)	(45)	—	—	16,692
Fixed income	9,110	3,884	(1,996)	304	446	—	11,748
Total FVOCI	26,852	3,884	(3,001)	259	446	—	28,440

Total securities	316,595	33,600	(267,826)	1,312	2,494	(855)	85,320

In line with the Group’s funding strategy, during 2023 the Group disposed of securities (primarily investments in insurance contracts, fixed income and hedge funds) amounting to €267,826 thousand for proceeds of €270,317 thousand that the Group primarily used to finalize the TFI Acquisition and for capital expenditures, as well as to repay borrowings.

23. Other current assets
Other current assets amount to €105,742 thousand and €95,260 thousand at December 31, 2024 and 2023, respectively, and mainly relate to accrued income, deferred charges and indirect tax receivables.
24. Cash and cash equivalents
The following table provides a breakdown for cash and cash equivalents:

	At December 31,
(€ thousands)	2024	2023
Cash on hand	2,465	3,275
Bank balances	216,665	293,004
Total cash and cash equivalents	219,130	296,279
The Group may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends or capital distributions, or to repay debt or other liabilities. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2024 amounted to €22,105 thousand (€22,549 thousand at December 31, 2023).
25. Shareholder’ equity
Share capital and share premium
At December 31, 2024 and 2023 the fully paid up share capital of the Company was €9,154 thousand, consisting of 302,704,726 ordinary shares and 154,981,350 special voting shares A, all with a nominal value of €0.02.

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
If ordinary shares have been registered in the loyalty register for an uninterrupted period of two years in the name of the same shareholder, such shares become eligible to receive Special Voting Shares A of the Company. The relevant shareholder will receive one of the Company Special Voting Share A per eligible ordinary share. Each of the Company Special Voting Share A will automatically be converted into a Special Voting Share B of the Company after holding a number of ordinary shares for an uninterrupted period of five years following the registration of such ordinary shares in the loyalty register, and each of the Company Special Voting Share B will automatically be converted into a Special Voting Share C of the Company after holding a number of ordinary shares for an uninterrupted period of ten years following the registration of such ordinary shares in the loyalty register. Each class of the Company Special Voting Shares will entitle the relevant holders to the following number of votes, in addition to the voting rights attached to each ordinary share: each Special Voting Share A of the Company confers the right to cast one vote, each Special Voting Share B of the Company confers the right to cast four votes and each Special Voting Share C of the Company confers the right to cast nine votes in the Company General Meeting. Holders of the Company Special Voting Shares will not receive any dividends in respect of the Company Special Voting Shares; however, the Company maintains a separate dividend reserve for each class of the Company Special Voting Shares for the sole purpose of the allocation of the mandatory minimum profits that accrue to the Company Special Voting Shares.
The following table summarizes the changes in the share capital, share premium and number of ordinary shares and special voting shares of the Company for the years ended December 31, 2023 and 2024:

	Share capital (€ thousand)	Share premium (€ thousand)	Outstanding ordinary shares	Ordinary shares held in treasury	Total ordinary shares	Special voting shares
At January 1, 2023	5,939	721,187	242,802,746	54,140,913	296,943,659	—
Ordinary shares issued to warrant holders (1)	115	64,500	5,761,067	—	5,761,067	—
Ordinary shares delivered under share-based payments (2)	—	—	1,746,450	(1,746,450)	—	—
Special Voting Shares A issued (3)	3,100	(3,100)	—	—	—	154,981,350
At December 31, 2023	9,154	782,587	250,310,263	52,394,463	302,704,726	154,981,350
Ordinary shares delivered under share-based payments (4)	—	—	2,193,216	(2,193,216)	—	—
At December 31, 2024	9,154	782,587	252,503,479	50,201,247	302,704,726	154,981,350
______________________
(1)On February 27, 2023, the Group completed the previously announced redemption of its outstanding public and private placement warrants to purchase ordinary shares of the Company that remained outstanding at 5:00 p.m. New York City time on February 27, 2023 (the “Redemption Date”), following which (i) 408,667 warrants were exercised by the warrant holders at an exercise price of $11.50 per ordinary share and the Group received total cash proceeds of $4.7 million in exchange for 408,667 newly issued ordinary shares, and (ii) 19,322,846 warrants were exercised by the warrant holders on a cashless basis in exchange for 0.277 ordinary shares of the Company per warrant, with the Company issuing an aggregate of 5,761,067 newly issued ordinary shares. As a result of these transactions, approximately 98% of the outstanding warrants were exercised, of which approximately 2% were exercised for cash and approximately 96% were exercised on a cashless basis. The remaining 385,123 warrants remained unexercised on the Redemption Date and were redeemed by the Company for cash at a redemption price of $0.10 per warrant in accordance with the terms of the related warrant agreements, for a total of $38.5 thousand.
(2)As a result of the vesting of certain equity incentive arrangements, ordinary shares, which were previously held in treasury, were delivered to participants of the share-based payments plans. It includes:

(a)588,000 ordinary shares delivered to the CEO under the CEO 2022-2024 LTIP in relation to the 2022 performance period.
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
(3)On December 18, 2023, upon the fulfillment of the conditions outlined in the Company’s Articles of Association 154,981,350 Special Voting Shares A were issued and delivered to Monterubello s.s. and Ermenegildo (Gildo) Zegna di Monte Rubello for no consideration.
(4)As a result of the vesting of certain equity incentive arrangements, 2,193,216 ordinary shares, which were previously held in treasury, were delivered to participants of the share-based payments plans, as further described below:
(a)609,756 ordinary shares to the Senior Management Team to settle a portion of a bonus in ordinary shares equal to a value of $7,500 thousand as part of long-term equity incentives provided.
(b)588,000 ordinary shares to the CEO under the CEO 2022-2024 long-term incentive plan in relation to the 2023 performance period.
(c)360,000 ordinary shares to the CEO under the CEO IPO PSU plan.
(d)430,000 ordinary shares to the directors of the Group, key executives with strategic responsibilities and other employees of the Group under the Management IPO PSU plan.
(e)78,460 ordinary shares to the non-executive directors of the Group for a portion of their annual base remuneration for services provided in 2022.
(f)127,000 ordinary shares to the Senior Management Team (excluding the CEO) under the 2023 RSU Plan in connection with the achievement of the service condition for the first installment.

For additional information relating to the equity incentive arrangements of the Group, see Note 37 — Share-based payments.

Legal reserves
Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity up to at least the total amount of the legal reserve, which at December 31, 2024 and December 31, 2023 amounted to €35,624 thousand and €20,318 thousand, respectively, and included the following:
•legal reserves for subsidiaries consisting of earnings of subsidiaries and associates that are subject to restrictions on distributions to the Company and capitalized development costs recognized by subsidiaries of the Company for €18,974 thousand at December 31, 2024 (€22,133 thousand at December 31, 2023);
•a translation reserve for the translation differences arising from the consolidation of subsidiaries with a functional currency different from the Euro, amounting to €21,282 thousand at December 31, 2024 (€(9,856) thousand at December 31, 2023);
•a cash flow hedge reserve for the changes in the fair value of derivative financial instruments held by the Company designated as a hedge of the exposure to variability in currency exchange rate and interest rate risk, amounting to €(7,429) thousand at December 31, 2024 (€5,826 thousand at December 31, 2023);
•gains and losses on the remeasurement of defined benefit plans for actuarial gains and losses arising during the period which are offset against the related net defined benefit liabilities, amounting to €2,742 thousand at December 31, 2024 (€2,375 thousand at December 31, 2023);
•the financial assets at FVOCI reserve which arises from changes in the fair value of debt instruments held by the company under a hold to collect and sell business model, which will be reversed when the investment is derecognized or impaired, amounting to €55 thousand at December 31, 2024 (€(160) thousand at December 31, 2023).

Reserve for treasury shares
At December 31, 2024, the reserve for treasury shares amounted to €418,345 thousand (€436,622 thousand at December 31, 2023) and 50,201,247 ordinary shares were held in treasury (52,394,463 ordinary shares at December 31, 2023).
Other reserves
Other reserves are detailed as follows:

	At December 31,
(€ thousands)	2024	2023
Share-based payments reserve	85,183	96,008
Non-controlling interests options reserve	(114,247)	(183,525)
Other	(132,567)	(66,479)
Other reserves	(161,631)	(153,996)
The non-controlling interests options reserve includes a reduction of equity attributable to shareholders of the Company resulting from the initial recognition of the financial liabilities at fair value (which are subsequently remeasured at the end of each period through the statement of profit and loss) relating to the put options held by non-controlling interests in Thom Browne group for €92,788 thousand and €162,066 thousand at December 31, 2024 and 2023, respectively, (originally recognized in 2018 and partially reclassified within other reserves in 2024 as a result of the first tranche of the put option being completely exercised) and Gruppo Dondi S.p.A. for €21,459 thousand at December 31, 2024 and 2023 (originally recognized in 2019). See Note 28 — Other current and non-current financial liabilities for additional details relating to the Group’s written put options on non-controlling interests.
Retained earnings
Retained earnings include the Group’s accumulated earnings, less dividends paid to equity holders and other changes, including the effects of the first-time adoption of IFRS Accounting Standards, which occurred on January 1, 2018.
At the Annual General Meeting of the Shareholders held on June 26, 2024, the shareholders approved a dividend distribution of €0.12 per ordinary share, corresponding to a total dividend of €30,321 thousand. The dividend distribution was paid on July 30, 2024 and was made from the retained earnings reserve.
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

26. Non-controlling interests
The following tables show the financial information of consolidated companies not entirely controlled by the Group, as required by IFRS 12. The amounts disclosed for each subsidiary are before intercompany eliminations and at and for the years ended December 31, 2024 and 2023.

	At and for the year ended December 31, 2024
(Functional currency thousands)	Country	Group’s percentage interest	Non- controlling interest percentage	Functional currency	Total assets	Total equity	Net revenues	Net income / (loss)	Dividends paid to non- controlling shareholders
Company
Thom Browne group	U.S.A.	92%	8%	USD	355,531	207,277	340,753	16,891	—
Ermenegildo Zegna Vietnam LLC	Vietnam	90%	10%	VTD	42,148,803	31,181,882	42,659,395	4,158,974	—
Gruppo Dondi S.p.A.	Italy	65%	35%	EUR	39,485	24,486	42,139	3,674	(556)
E.Z. Thai Holding Ltd	Thailand	49%	51%	THB	11,914	(634)	—	(371)	—
Bonotto S.p.A.	Italy	60%	40%	EUR	25,146	12,513	24,993	2,695	(470)
Tessitura Ubertino S.r.l.	Italy	60%	40%	EUR	8,293	5,170	10,208	1,301	(400)
Cappellificio Cervo S.r.l.	Italy	51%	49%	EUR	2,552	1,058	4,002	148	(17)
Zegna South Asia Private LTD	India	51%	49%	INR	807,604	361,271	547,187	90,192	—
Zegna Gulf Trading LLC	UAE	49%	51%	AED	297,707	115,565	315,574	73,676	(17,885)
The Italian Fashion Co. LTD	Thailand	65%	35%	THB	257,950	29,800	300,398	31,632	—
Zegna for Retail of Readymade and Novelty Clothes W.L.L.	Kuwait	49%	51%	KWD	1,066	501	1,157	116	—
Zegna Consitex Arabia For Trading LLC	KSA	70%	30%	SAR	30,059	22,727	3,483	(3,293)	—

	At and for the year ended December 31, 2023
(Functional currency thousands)	Country	Group’s percentage interest	Non- controlling interest percentage	Functional currency	Total assets	Total equity	Net revenues	Net income / (loss)	Dividends paid to non- controlling shareholders
Company
Thom Browne group	U.S.A.	90%	10%	USD	378,736	199,275	411,192	49,988	—
Ermenegildo Zegna Vietnam LLC	Vietnam	90%	10%	VTD	42,201,273	27,134,951	40,281,928	5,446,184	—
Ermenegildo Zegna Madrid S.A.	Spain	70%	30%	EUR	4,591	1,811	5,412	34	—
Gruppo Dondi S.p.A.	Italy	65%	35%	EUR	39,369	22,387	44,588	3,935	(708)
E. Z. Thai Holding Ltd	Thailand	49%	51%	THB	12,338	(264)	—	(283)	—
Bonotto S.p.A.	Italy	60%	40%	EUR	25,596	10,974	25,657	2,709	(451)
Tessitura Ubertino S.r.l.	Italy	60%	40%	EUR	8,404	4,863	11,051	1,479	(600)
Cappellificio Cervo S.r.l.	Italy	51%	49%	EUR	2,186	938	3,281	119	(11)
Zegna South Asia Private LTD	India	51%	49%	INR	732,458	271,079	473,553	71,215	—
Zegna Gulf Trading LLC	UAE	49%	51%	AED	193,655	79,300	250,244	60,856	(17,150)
The Italian Fashion Co. LTD	Thailand	65%	35%	THB	238,912	(2,053)	255,389	14,880	—
Zegna for Retail of Readymade and Novelty Clothes W.L.L.	Kuwait	49%	51%	KWD	1,439	384	791	(227)	—

27. Borrowings
The following table provides a breakdown for non-current and current borrowings:

	2024			2023
(€ thousands)	Committed loans	Other borrowings	Total borrowings	Committed loans	Other borrowings	Total borrowings
At January 1,	316,956	85,666	402,622	470,627	428	471,055
Business combinations	—	—	—	21,258	8,632	29,890
Repayments	(205,119)	(85,662)	(290,781)	(298,256)	(7,894)	(306,150)
Proceeds	209,720	50,000	259,720	119,924	84,500	204,424
Other	2,006	—	2,006	3,403	—	3,403
At December 31,	323,563	50,004	373,567	316,956	85,666	402,622
Of which:
Non-current	196,401	—	196,401	113,244	41	113,285
Current	127,162	50,004	177,166	203,712	85,625	289,337
During the period the Group extended the average maturity of its debt by repaying existing borrowings and obtaining new borrowings with longer average maturities.
The repayment schedule for borrowings is summarized below:

(€ thousands)	At December 31, 2024	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond
Committed loans	323,563	127,162	83,682	99,263	8,754	4,702
Other borrowings	50,004	50,004	—	—	—	—
Total borrowings	373,567	177,166	83,682	99,263	8,754	4,702

(€ thousands)	At December 31, 2023	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond
Committed loans	316,956	203,712	84,936	19,670	4,586	4,052
Other borrowings	85,666	85,625	41	—	—	—
Total borrowings	402,622	289,337	84,977	19,670	4,586	4,052

For information relating to the contractual cash flows of the Group’s borrowings, see Note 35 — Qualitative and quantitative information on financial risks—Liquidity risks.
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

The following tables provide details relating to the Group’s individual borrowings.

				At December 31, 2024
Borrower	Interest rate	Interest rate terms	Expiry date	Current	Non-current
				(€ thousands)
Ermenegildo Zegna N.V.	Variable	Euribor 1m	January 2025	35,030	—
Ermenegildo Zegna N.V.	Variable	Euribor 1m	January 2025	15,025	—
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.80%	February 2025	40,172	—
Ermenegildo Zegna N.V.	Variable	Euribor 1m + 0.94%	May 2025	1,450	—
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.97%	December 2025	40,002	—
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.94%	January 2026	77	10,000
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.90%	April 2026	275	49,977
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.77%	December 2026	6,533	13,483
Ermenegildo Zegna N.V.	Variable	IRS + 0.90%	June 2027	790	49,925
Ermenegildo Zegna N.V.	Variable	IRS + 0.88%	June 2027	53	30,000
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.85%	August 2027	—	10,000
Ermenegildo Zegna N.V.	Fixed	0.74%	September 2028	3,998	12,068
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.82%	November 2029	1,238	18,808
Co.Ti Service S.A.	Fixed	0.75%	February 2025	20,000	—
Co.Ti Service S.A.	Fixed	0.75%	April 2025	10,000	—
Other borrowing facilities	Fixed	1.63% - 2.32%	Up to 2027	2,523	2,140
	Variable (1)	1.43% - 3.90%
Total				177,166	196,401
of which fixed				35,014	12,752
of which variable				142,152	183,649
______________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

				At December 31, 2023
Borrower	Interest rate	Interest rate terms	Expiry date	Current	Non-current
				(€ thousands)
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.80%	February 2024	40,234	—
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.60%	February 2024	20,078	—
Ermenegildo Zegna N.V.	Variable	Euribor 1m + 0.05%	February 2024	19,592	—
Ermenegildo Zegna N.V.	Fixed	4.00%	February 2024	15,123	—
Ermenegildo Zegna N.V.	Fixed	4.05%	March 2024	35,122	—
Ermenegildo Zegna N.V.	Fixed	4.05%	March 2024	15,052	—
Ermenegildo Zegna N.V.	Variable	IRS + 0.81%	April 2024	81,351	—
Ermenegildo Zegna N.V.	Variable	IRS + 0.60%	December 2024	50,808	—
Ermenegildo Zegna N.V.	Variable	Euribor 1m + 0.79%	May 2025	3,331	1,494
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.97%	December 2025	13	39,971
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.77%	December 2026	33	19,988
Ermenegildo Zegna N.V.	Fixed	0.73%	September 2028	3,979	16,034
Co.Ti Service S.A.	Fixed	0.75%	April 2025	—	10,000
Co.Ti Service S.A.	Fixed	0.75%	August 2025	—	20,000
Other borrowing facilities	Fixed	1.35% - 2.20%	Up to 2029	4,621	5,798
	Variable (1)	0.45% - 3.09%
Total				289,337	113,285
of which fixed				70,413	47,611
of which variable				218,924	65,674
______________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

At December 31, 2024, the Group has committed revolving lines amounting to an aggregate of €335 million with a maturity ranging between 4 to 6 years (€335 million at December 31, 2023 with a maturity ranging between 5 to 7 years). The lines were drawn down for €40 million at December 31, 2024 (€40 million at December 31, 2023). Certain committed revolving lines have interest rates linked to the following two important Environment, Social and Governance (“ESG”) targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026; and (ii) 100% of the electricity is from renewable sources in Europe and the United States by 2024. These lines amounted to €190 million at December 31, 2024 and 2023 and were undrawn.
28. Other current and non-current financial liabilities
The following table provides a breakdown for other current and non-current financial liabilities:

	At December 31,
(€ thousands)	2024	2023
Written put options on non-controlling interests	146,338	136,466
of which Thom Browne option	127,072	116,456
of which Dondi option	19,266	20,010
Other	110	90
Other non-current financial liabilities	146,448	136,556
Written put options on non-controlling interests	—	22,102
of which Thom Browne option	—	22,102
Other current financial liabilities	—	22,102
Total	146,448	158,658
Written put options on non-controlling interests

Thom Browne
The Group is party to an option agreement which provides Mr. Thom Browne a put option giving him the right to sell to the Group his remaining 8% interest in the Thom Browne group not owned by the Group, in two remaining tranches. The exercise price of the option is established as the EBITDA of the Thom Browne group recorded in 2028 and 2030, multiplied by a given multiple (“TB Exercise Formula”). The financial liability arising from the obligation of the Group to purchase the non-controlling interest in the Thom Browne group is measured at the present value of the expected exercise amount, calculated through the TB Exercise Formula as per projections contained in the latest business plan, which cover the period from 2025 to 2027. The liability, which originally related to a 15% non-controlling interest, was initially recognized against equity for €162,066 thousand and it is remeasured at each reporting date in profit or loss based on the latest available information. In June 2021, the Group purchased an additional 5% of the Thom Browne group for a total consideration of €30,653 thousand, reducing the non-controlling interest to 10%.
During the first half of 2024, Mr. Thom Browne exercised the put option to sell to the Group an additional 2% of Thom Browne Inc. (based on 2023 EBITDA of the Thom Browne group) for a consideration of €22,752 thousand, following which the Group owns 92% of the Thom Browne group. The Group derecognized a portion of the liability for the written put option on non-controlling interests in the amount of €22,752 thousand. Additionally, the equity attributable to non-controlling interests was reduced by €3,697 thousand with an offsetting increase to equity attributable to shareholders of the Parent Company and the put option liability relating to the remaining non-controlling interest was remeasured at its fair value.
At December 31, 2024, the put option liability (which relates to two tranches representing 5% and 3% of the non-controlling interests that are based on the 2028 and 2030 EBITDA of the Thom Browne group, respectively) amounted to €127,072 thousand and was classified as non-current (€138,558 thousand at December 31, 2023, of which €22,102 thousand was classified as current relating to the 2% tranche based on 2023 EBITDA as exercised during 2024, and €116,456 thousand was classified as non-current).
Dondi
The Group is party to an option agreement which provides the Dondi family with a put option giving them the right to sell to the Group the Dondi family’s remaining 35% interest in Dondi not owned by the Group, in two tranches in 2029 and 2034. The exercise price of the option is established as the EBITDA of Dondi at the exercise date, less its net indebtedness, multiplied by a given multiple less a given discount (“Dondi Exercise Formula”). The financial liability arising from the obligation is measured at the present value of the expected exercise amount, calculated through the Dondi Exercise Formula as per projections contained in the approved Business Plan. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. The liability related to this written put option at December 31, 2024 amounted to €19,266 thousand and was classified as non-current (€20,010 thousand at December 31, 2023).
29. Lease liabilities
The following table provides a breakdown for lease liabilities.

(€ thousands)	2024	2023
At January 1,	593,725	443,507
Interest expense	23,659	17,030
Repayment of lease liabilities (including interest expense)	(167,208)	(142,762)
Business combinations	—	160,869
Additions due to new leases and store renewals	195,955	142,005
Decrease of lease liabilities due to store closures	(7,867)	(14,750)
Translation differences	23,421	(12,174)
At December 31,	661,685	593,725
Of which:
Non-current	518,728	471,083
Current	142,957	122,642

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.
The following table summarizes the lease liabilities by maturity date:

(€ thousands)	At December 31,	Year 1	Year 2	Year 3	Year 4	Beyond
2024	661,685	142,957	114,935	100,484	78,023	225,286
2023	593,725	122,642	102,631	82,248	68,876	217,328
For information relating to the contractual cash flows of the Group’s lease agreements, see Note 35 — Qualitative and quantitative information on financial risks—Liquidity risks.
30. Provisions for risks and charges
The provisions for risks and charges, which amount to €40,342 thousand in 2024 (€35,868 thousand in 2023), represent management’s best estimate of the amount of potential liabilities. In the Directors’ opinion, based on the information available to them, the total amount allocated for risks and charges at the reporting date is adequate in respect of the liabilities that could arise from the underlying circumstances.

The following tables show the movement of the provision for risks and charges in 2024:

(€ thousands)	Legal and fiscal risks	Leased store restoration	Refund liability returns	Other provisions	Total provisions
At January 1, 2024	770	16,805	13,092	5,201	35,868
of which current	136	672	13,092	2,119	16,019
of which non-current	634	16,133	—	3,082	19,849
Provisions	—	2,899	3,557	2,370	8,826
Releases	(156)	(2,204)	(1,037)	(2,489)	(5,886)
Utilizations	(102)	—	(3,908)	(324)	(4,334)
Exchange differences	(5)	734	246	144	1,119
Business Combination	—	17	52	20	89
Reclassifications and other	195	325	2,044	2,096	4,660
At December 31, 2024	702	18,576	14,046	7,018	40,342
of which current	650	2,096	14,046	—	16,792
of which non-current	52	16,480	—	7,018	23,550
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
31. Employee benefits
The following table presents a breakdown of employee benefits.

	At December 31,
(€ thousands)	2024	2023
Italian leaving indemnities (TFR)	10,224	10,507
Other leaving indemnities	11,727	10,392
Post-employment benefits	7,866	7,247
Other long-term employee benefits	953	1,165
Termination benefits	783	334
Total defined benefit obligations	31,553	29,645
Other long-term payables to employees	3,392	—
Total employee benefits	34,945	29,645

Defined benefit obligations
The following table shows the changes in defined benefit obligations.

(€ thousands)	2024	2023
At January 1,	29,645	25,554
Changes through statement of profit and loss	6,631	5,236
- of which: Service cost	5,518	4,342
-of which: Financial charges	1,113	894
Changes through statement of comprehensive income and loss	(400)	(1,838)
- of which: Actuarial (gain)/loss	(668)	(1,376)
- of which: Translation differences	268	(462)
Benefits paid	(5,254)	(2,566)
Business Combination	931	3,259
At December 31,	31,553	29,645
Italian leaving indemnities relate to the Italian employee severance indemnity (“TFR,”) obligation required under Italian Law and other leaving indemnities primarily relate to leaving indemnities relating to the Group’s subsidiaries in Spain and China.
The following table summarizes the main financial assumptions used in determining the present value of the TFR and other leaving indemnities.

	At December 31, 2024			At December 31, 2023
	Italy	Spain	China	Italy	Spain	China
Discount rate	2.70% / 3.20%	3.00% / 3.20%	2.00% / 2.10%	2.90% / 3.40%	3.00% / 3.30%	2.60%
Inflation rate	1.80% / 2.00%	2.00%	1.50% / 9.00%	2.00% / 3.00%	2.00%	1.50% / 9.00%
Turn-over rate	1.00% / 10.00%	4.00% / 5.00%	2.00% / 4.50%	1.00% / 10.00%	4.00% / 5.00%	2.00% / 4.50%
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

	At December 31, 2024				At December 31, 2023
	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
(€ thousands)	Employee benefit obligations		Service costs		Employee benefit obligations		Service costs
Discount rate	(855)	916	(141)	153	(797)	854	(107)	116
Inflation rate	805	(762)	147	(137)	728	(689)	113	(105)
Turn-over rate	2,684	(4,075)	469	(735)	2,209	(3,292)	381	(570)
The average duration of the defined benefit obligations for the Italian TFR at the end of the reporting period was 7.9 years (2023: 8.7 years), for leaving indemnities in China was 9.7 years (2023: 9.9 years) and for leaving indemnities in Spain was 10.2 years (2023: 9.7 years).
Post-employment benefits at December 31, 2024 and 2023 primarily relate to the Group’s CEO.

32. Trade payables and customer advances
The following table provides a breakdown for trade payables and customer advances:

	At December 31,
(€ thousands)	2024	2023
Trade payables	248,605	261,099
Customer advances	61,166	53,038
Total trade payables including customer advances	309,771	314,137
33. Other current and non-current liabilities
The following table provides a breakdown for other current and non-current liabilities:

	At December 31,
(€ thousands)	2024	2023
Due to employees	52,177	90,864
VAT and other taxes	31,228	25,100
Accrued expenses	36,432	28,512
Social security institutions	14,202	21,260
Deferred income	8,107	9,790
Other current liabilities	16,526	29,487
Total other current liabilities	158,672	205,013
Other non-current liabilities	—	9,689
Total other non-current liabilities	—	9,689
Amounts due to employees include deferred compensation, accrued and untaken leave and related social contributions. At December 31, 2024, €4,912 thousand related to bonuses earned by key management and was classified as current (€43,034 thousand at December 31, 2023, all of which was classified as current).
Accrued expenses primarily include payroll accruals and rental expenses.
At December 31, 2024, other current liabilities included deferred consideration related to the acquisition of the Thom Browne business in South Korea of €9,066 thousand that is expected to be paid in 2025 (€18,991 thousand at December 31, 2023, of which €9,302 thousand was classified as current and €9,689 thousand was classified as non-current). During 2024 the Group paid deferred consideration relating to the acquisition of the Thom Browne business in South Korea for €9,580 thousand. For additional information see Note 39 — Business combinations.
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

Categories of financial assets and liabilities according to IFRS 7
The following tables provide a breakdown for financial assets by category at December 31, 2024:

	At December 31, 2024
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	1,711	—	1,711	21	—	1,711	—
Cash and cash equivalents	—	—	219,130	219,130	24	—	219,130	—
Trade receivables	—	—	248,790	248,790	20	—	248,790	—
Other non-current financial assets	5,880	—	35,606	41,486	18	—	36,196	5,290
Other current financial assets	61,415	12,224	3,630	77,269	22	15,428	7,775	54,066
Financial assets	67,295	13,935	507,156	588,386		15,428	513,602	59,356

The following table provides an additional breakdown for other current financial assets at December 31, 2024:

	At December 31, 2024
	Other current financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Private equity	23,954	—	—	23,954	—	—	23,954
Private debt	10,395	—	—	10,395	—	281	10,114
Hedge funds	10,285	—	—	10,285	—	—	10,285
Real estate funds	9,713	—	—	9,713	—	—	9,713
Money market funds and floating income	3,864	5,785	—	9,649	5,785	3,864	—
Fixed income	—	6,439	—	6,439	6,439	—	—
Guarantee deposits	—	—	3,360	3,360	—	3,360	—
Equity	3,204	—	—	3,204	3,204	—	—
Financial receivables	—	—	270	270	—	270	—
Total other current financial assets	61,415	12,224	3,630	77,269	15,428	7,775	54,066

The following table presents the changes in level 3 items for the years ended December 31, 2024 and 2023:

(€ thousands)	Fair value Level 3
	2024	2023
At January 1	57,131	215,727
Investments	2,969	10,140
Disposals	(5,617)	(169,645)
Fair value adjustments	3,598	1,647
Realized gains	94	(49)
Exchange rate gains/(losses)	1,181	(689)
At December 31	59,356	57,131
The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available NAV.

	At December 31, 2023
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	11,110	—	11,110	21	—	11,110	—
Cash and cash equivalents	—	—	296,279	296,279	24	—	296,279	—
Trade receivables	—	—	240,457	240,457	20	—	240,457	—
Other non-current financial assets	4,421	—	29,477	33,898	18	—	30,133	3,765
Other current financial assets	56,880	28,440	5,597	90,917	22	29,581	7,970	53,366
Financial assets	61,301	39,550	571,810	672,661		29,581	585,949	57,131

The following table provides an additional breakdown for other current financial assets at December 31, 2023:

	At December 31, 2023
	Other current financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Private equity	22,399	—	—	22,399	—	—	22,399
Money market funds and floating income	2,093	16,692	—	18,785	16,692	2,093	—
Real estate funds	12,146	—	—	12,146	—	—	12,146
Fixed income	—	11,748	—	11,748	11,748	—	—
Private debt	10,106	—	—	10,106	—	280	9,826
Hedge funds	8,995	—	—	8,995	—	—	8,995
Guarantee deposits	—	—	5,431	5,431	—	5,431	—
Equity	1,141	—	—	1,141	1,141	—	—
Financial receivables	—	—	166	166	—	166	—
Total other current financial assets	56,880	28,440	5,597	90,917	29,581	7,970	53,366

The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available NAV.
The following tables provide a breakdown for financial liabilities by category:

	At December 31, 2024
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	15,138	—	15,138	21	—	15,138	—
Non-current borrowings	—	—	196,401	196,401	27	—	196,401	—
Current borrowings	—	—	177,166	177,166	27	—	177,166	—
Other non-current financial liabilities	146,338	—	110	146,448	28	—	146,338	110
Trade payables and customer advances	—	—	309,771	309,771	32	—	309,771	—
Lease liabilities – Current / Non-current	—	—	661,685	661,685	29	—	—	661,685
Financial liabilities	146,338	15,138	1,345,133	1,506,609		—	844,814	661,795

	At December 31, 2023
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	897	—	897	21	—	897	—
Non-current borrowings	—	—	113,285	113,285	27	—	113,285	—
Current borrowings	—	—	289,337	289,337	27	—	289,337	—
Other non-current financial liabilities	136,466	—	90	136,556	28	—	136,466	90
Other current financial liabilities	22,102	—	—	22,102	28		22,102	—
Trade payables and customer advances	—	—	314,137	314,137	32	—	314,137	—
Lease liabilities – Current / Non-current	—	—	593,725	593,725	29	—	—	593,725
Financial liabilities	158,568	897	1,310,574	1,470,039		—	876,224	593,815

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
Foreign currency risk
The Group operates in numerous markets worldwide and is exposed to market risks stemming from fluctuations in currency exchange rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of the Group’s sourcing and manufacturing activities from those in its commercial activities, as a result of which its cash flows from sales are denominated in currencies different from those related to purchases or production activities. In particular, the Group incurs a large portion of its capital and operating expenses in Euro (which is the Group’s functional and presentation currency) while it receives the majority of its revenues in currencies other than Euro (mainly in Chinese Renminbi, U.S. Dollars, Japanese Yen, United Arab Emirates Dirham and British Pound). Risk management is mainly centralized at the Group’s distribution companies. Goods transferred for consideration to associates are settled directly in the currency of the country where they operate and sell (with the exception of countries where local currency cannot be delivered outside the country). This creates the risk that the corresponding value in Euro of revenues at the moment of collection is insufficient to cover production costs or to achieve the desired profit margin. This risk is heightened during the period between the moment when the sale prices of a collection are set and the moment when revenues are converted into Euro, which may extend up to 18 months. For the Zegna and the Tom Ford Fashion segments, the Group manages risks associated with fluctuations in currency through financial hedging instruments, mainly forward contracts for the sale of foreign currencies, in order to establish the conversion rate in advance, or a predefined range of conversion rates at future dates. When considered appropriate, the Group may also implement similar hedging practices for the Thom Browne segment, which has become more exposed to currency impact as it expands into international markets. For the years ended December 31, 2024, 2023 and 2022 the Zegna segment covered its exchange rate risk primarily with currency forward exchange contracts. To this end, before the preparation of the price list and based on market expectations and conditions, the Group arranges hedges that cannot exceed 50% - 60% of forecast sales in foreign currencies. In the period following the preparation of the price list, the total outstanding hedge is adjusted on the basis of market conditions and of the orders effectively managed and entered into production.
In addition, the Group controls and hedges exposure deriving from changes due to exchange rate changes in the value of assets or liabilities denominated in currencies other than the accounting currency of the individual company (typically intercompany financial receivables/payables), which may affect the Group’s net results, through financial instruments, whose recognition in accordance with IFRS Accounting Standards follows the rules of fair value hedges: the profit or loss arising from subsequent remeasurements of the fair value of the hedging instrument and the hedged item are recorded within profit and loss. The hedges of the Group’s future transactions in foreign currencies (which can be classified as cash flow hedges pursuant to IFRS Accounting Standards) are accounted for in accordance with hedge accounting rules.
The Group has estimated the potential effects of a shock change of +/-5% on the main currencies to which the Group is exposed at each reporting date, by using internal assessment models based on generally accepted principles.
The following table presents the potential effects on profit before tax of a hypothetical change of +/- 500 bps in year-end exchange-rates, applied to the Group’s net balances of receivables and payables in foreign currencies.

	At December 31, 2024			At December 31, 2023
(€ thousands, except basis points)	Receivables and payables	+500 bps	-500 bps	Receivables and payables	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	121,093	(5,766)	6,373	145,836	(6,945)	7,676
JPY	16,506	(786)	869	22,735	(1,083)	1,197
CNY	113,604	(5,410)	5,979	113,962	(5,427)	5,998
HKD	29,115	(1,386)	1,532	24,843	(1,183)	1,308
GBP	7,516	(358)	396	16,283	(775)	857
SGD	14,279	(680)	752	7,965	(379)	419
CHF	(15,994)	762	(842)	(25,940)	1,235	(1,365)
KRW	40,492	(1,928)	2,131	23,753	(1,131)	1,250
Total	326,611	(15,552)	17,190	329,437	(15,688)	17,340

The following table presents the potential impact on profit before tax of a hypothetical change of +/- 500 bps in year-end exchange-rates, applied to the Group’s hedged positions on the main currencies to which the Group is exposed.

	At December 31, 2024			At December 31, 2023
(€ thousands, except basis points)	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	99,801	4,752	(5,253)	117,479	5,594	(6,183)
JPY	16,428	782	(865)	21,116	1,006	(1,111)
CNY	98,343	4,683	(5,176)	96,021	4,572	(5,054)
GBP	10,223	487	(538)	12,233	583	(644)
HKD	18,493	881	(973)	17,422	830	(917)
CHF	—	—	—	—	—	—
SGD	14,888	709	(784)	7,525	358	(396)
KRW	19,189	914	(1,010)	11,999	571	(632)
Total	277,365	13,208	(14,599)	283,795	13,514	(14,937)

The following table presents the potential change in equity gross of tax of a hypothetical change of +/- 500 bps in year-end exchange-rates, applied to the Group’s foreign currency hedging instruments on highly probable transactions.

	At December 31, 2024			At December 31, 2023
(€ thousands, except basis points)	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on hedge reserve			Impact on hedge reserve
USD	139,582	6,647	(7,346)	75,308	3,586	(3,964)
CHF	—	—	—	—	—	—
JPY	20,469	975	(1,077)	9,181	437	(483)
HKD	17,697	843	(931)	11,531	549	(607)
GBP	27,941	1,331	(1,471)	20,924	996	(1,101)
CNY	160,344	7,635	(8,439)	88,176	4,199	(4,641)
SGD	8,114	386	(427)	4,709	224	(248)
KRW	3,150	150	(166)	—	—	—
Total	377,297	17,967	(19,857)	209,829	9,991	(11,044)
The following table presents the potential impact on profit before tax of a hypothetical change of +/- 500 bps in the EUR/USD year-end exchange-rate, applied to the Thom Browne put option in U.S. Dollars on non-controlling interests (recorded within other non-current financial liabilities).

	At December 31, 2024			At December 31, 2023
(€ thousands, except basis points)	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	(127,072)	6,051	(6,688)	(116,456)	6,598	(7,293)
Total	(127,072)	6,051	(6,688)	(116,456)	6,598	(7,293)
Interest rate risk
Overall exposure to interest rate risk is monitored at the Group level through coordinated management of debt and available liquidity and of the relevant due dates. The Group’s principal sources of exposure to interest rate risk derive from loans and revolving credit lines at variable rates. At December 31, 2024, the notional value of interest rate swap derivatives to hedge the risk of a potential increase in the cost of servicing of financial debt due to fluctuations in market rates was €82,631 thousand (€133,962 thousand at December 31, 2023) with a negative fair value of €324 thousand (positive fair value of €4,739 thousand at December 31, 2023). The short-term portion of bank debt, used mainly to finance working capital needs, is not covered by interest rate hedges. The cost of bank debt is equal to Euribor for the period plus a spread that depends on the type of credit facility used.
For the year ended December 31, 2024 a hypothetical 20% increase in short-term interest rates on such floating rate non-current financial liabilities, with all other variables held constant, would have resulted in financial expenses, on an annual basis, of approximately €10,092 thousand (€8,124 thousand for the year ended December 31, 2023). For the year ended December 31, 2024 a hypothetical 20% decrease in short-term interest rates on such floating rate non-current financial liabilities, with all other variables held constant, would have resulted in financial expenses, on an annual basis, of approximately €7,288 thousand (€5,774 thousand for the year ended December 31, 2023).
The following table presents the sensitivity on floating rate borrowings not covered by interest rate swaps.

At December 31, 2024
Amount	Total interest rate (*)	Interest expense	-20%	Impact on profit before tax	+20%	Impact on profit before tax
(€ thousands, except percentages)
50,000	3.854%	1,927	3.263%	1,632	4.445%	2,223
1,452	3.822%	55	3.245%	47	4.399%	64
20,000	3.732%	746	3.150%	630	4.314%	863
20,000	3.460%	692	2.922%	584	3.998%	800
40,000	3.612%	1,445	3.085%	1,234	4.139%	1,656
10,000	4.271%	427	3.606%	361	4.936%	494
10,000	4.222%	422	3.548%	355	4.896%	490
370	4.433%	16	3.891%	14	4.975%	18
15,000	2.840%	426	2.272%	341	3.408%	511
35,000	2.840%	994	2.272%	795	3.408%	1,193
40,000	3.846%	1,538	3.237%	1,295	4.455%	1,782
241,822		8,690		7,288		10,092
______________________
*The overall rate indicated is compounded of the fixed spread plus the variable rate (+-20% is on the variable rate).

At December 31, 2023
Amount	Total interest rate (*)	Interest expense	-20%	Impact on profit before tax	+20%	Impact on profit before tax
(€ thousands, except percentages)
4,829	4.690%	226	3.91%	189	5.47%	264
20,000	4.560%	912	3.77%	754	5.36%	1,071
20,000	4.770%	954	3.97%	794	5.57%	1,114
40,000	4.900%	1,960	4.11%	1,645	5.68%	2,274
40,000	4.850%	1,940	4.04%	1,616	5.66%	2,264
19,500	3.910%	761	3.13%	611	4.68%	912
384	4.800%	18	4.00%	15	5.60%	22
608	5.480%	33	4.68%	28	6.28%	38
1,217	5.480%	67	4.68%	57	6.28%	76
1,000	4.450%	45	3.65%	37	5.25%	53
565	5.700%	32	4.89%	28	6.51%	37
148,103		6,949		5,774		8,124
______________________
*The overall rate indicated is compounded of the fixed spread plus the variable rate (+-20% is on the variable rate).

The following table presents the sensitivity of a hypothetical change of +/- 100 bps in year-end cost of debt rate for written put option on non-controlling interests:

	At December 31, 2024			At December 31, 2023
(€ thousands, except basis points)	Notional amount	+100 bps	-100 bps	Notional amount	+100 bps	-100 bps
		Impact on profit before tax			Impact on profit before tax
Thom Browne	(127,072)	6,043	(6,419)	(138,558)	6,663	(7,140)
Dondi	(19,266)	1,261	(1,375)	(20,010)	1,484	(1,632)
Total	(146,338)	7,304	(7,794)	(158,568)	8,147	(8,772)
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

The following tables summarize the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities:

	Contractual cash flows at December 31, 2024
(€ thousands)	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Beyond 3 years	Total contractual cash flows	Carrying amount at December 31, 2024
Derivative financial instruments	14,699	—	439	—	15,138	15,138
Trade payables and customer advances	309,771	—	—	—	309,771	309,771
Borrowings	186,029	88,347	101,273	13,824	389,473	373,567
Lease liabilities	165,596	132,995	114,623	336,032	749,246	661,685
Other current and non-current financial liabilities	—	—	—	146,447	146,447	146,448
Total	676,095	221,342	216,335	496,303	1,610,075	1,506,609

	Contractual cash flows at December 31, 2023
(€ thousands)	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Beyond 3 years	Total contractual cash flows	Carrying amount at December 31, 2023
Derivative financial instruments	897	—	—	—	897	897
Trade payables and customer advances	314,137	—	—	—	314,137	314,137
Borrowings	294,537	88,235	20,123	8,705	411,600	402,622
Lease liabilities	142,283	119,128	95,035	320,141	676,587	593,725
Other current and non-current financial liabilities	22,102	—	—	136,556	158,658	158,658
Total	773,956	207,363	115,158	465,402	1,561,879	1,470,039

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

With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers, as well as through insurance agreements. The following table provides the aging of trade receivables:

(€ thousands)	Not yet due	0-120 days overdue	121-180 days overdue	>180 days overdue	Total
Trade receivables, gross	180,176	60,283	6,231	16,690	263,380
Loss allowance	31	(1,503)	(771)	(12,347)	(14,590)
Total trade receivables at December 31, 2024	180,207	58,780	5,460	4,343	248,790
Trade receivables, gross	189,324	46,078	6,907	4,829	247,138
Loss allowance	(418)	(1,387)	(1,262)	(3,614)	(6,681)
Total trade receivables at December 31, 2023	188,906	44,691	5,645	1,215	240,457

36. Related party transactions
Pursuant to IAS 24 — Related Party Disclosures (“IAS 24”), the related parties of the Group are all entities and individuals (and their close family members) capable of exercising control, joint control or significant influence over the Group and its subsidiaries, including the Group’s controlling shareholder, Monterubello s.s. (“Monterubello”), as well as other companies owned by Monterubello and its shareholders. Related parties also include the Group’s associates and joint arrangements, members of the Group’s Board of Directors and executives with strategic responsibilities, as well as their families and entities controlled by them.

The Group’s transactions with related parties are primarily of a commercial and/or financial nature and are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are further described below.
Transactions with associates
•Transactions with TFI and its subsidiaries (the “TFI Group”), prior to the completion of the TFI Acquisition (following which TFI Group is part of the Ermenegildo Zegna Group and no longer a related party that requires separate disclosure), primarily related to:
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
◦financial loans to TFI that were fully settled in 2023; and
◦a financial guarantee provided in 2020 by the Group to TFI (which at the time was an associate of the Group) for an amount of $7,500 thousand in relation to its payment obligations under a bank loan issued to TFI. Such guarantee was subsequently reduced to $6,875 thousand in 2022 and terminated in 2023 as part of the transactions contemplated by the TFI Acquisition. No amounts were claimed under the guarantee.
•The purchase of raw materials (primarily carded yarns) from Filati Biagioli Modesto.
•The purchase of finished products from Norda Run Inc. and Luigi Fedeli e Figlio S.r.l.
Transactions with Monterubello and companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team
•The purchase of raw materials (primarily wool) from Gruppo Schneider S.p.A and its subsidiaries (the “Schneider Group”).
•The purchase of industrial services (primarily finishing of fabrics), from Finissaggio e Tintoria Ferraris S.p.A.
•The purchase of industrial services from Pettinatura di Verrone S.r.l.
•Transactions with PKB Bank AG relating to an interest-bearing loan amounting to €5,000 thousand which was fully repaid in the first half of 2022.
•The rental of properties from EZ Real Estate S.r.l. (“EZ Real Estate”) or its subsidiaries under lease agreements (EZ Real Estate and its subsidiaries were part of the Group prior to the disposition of the Group’s real estate business in November 2021).
•Licensing, marketing and other sustainability-related services from Oasi Zegna.

•Support to the activities of Fondazione Zegna, a charitable organization which provides an opportunity for charitable work on the part of the Zegna family and Group employees. Fondazione Zegna supports and funds projects in cooperation with non-profit organizations operating in various fields and different parts of the world.
•Put contracts entered into with Mr. Thom Browne as part of the Group’s investments in Thom Browne whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling interests in Thom Browne. For additional information relating to the Thom Browne put option, see Note 28 — Other current and non-current financial liabilities.
Transactions with other related parties connected to directors and shareholders
•Transactions with UBS Group AG and its subsidiaries (together referred to as the “UBS Group AG”) for borrowings, revolving credit lines and financial assets the Group holds (mainly cash and cash equivalents and other securities), as well as derivative contracts in the course of the Group’s risk management activities. UBS Group AG also provides certain financial guarantees to third parties on behalf of the Group. Following Mr. Sergio Ermotti’s appointment as Group Chief Executive Officer of UBS Group AG effective April 5, 2023, UBS Group AG and its subsidiaries qualify as related parties of the Group.

The following table summarizes transactions with related parties for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
	2024						2023						2022
(€ thousands)	Revenues	Cost of sales	Selling, general and administrative expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange gains/(losses)	Revenues	Cost of sales	Selling, general and administrative expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange gains/(losses)	Revenues	Cost of sales	Selling, general and administrative expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange gains/(losses)
Associates
TFI Group(1)(2)	—	—	—	—		—	3,233	288	740	—	(7)	—	35,525	—	6,396	—	136	—
Filati Biagioli Modesto S.p.A.	—	5,782	65	—	—	—	5	4,782	141	—	96	—	—	3,304	61	—	—	—
Norda Run Inc.	—	138	(4)	—	—	—	—	2,072	122	—	—	(14)	—	—	—	—	—	—
Tizeta S.r.l.(1)	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	—	—	—
Luigi Fedeli e Figlio S.r.l.	62	547	4	—	(5)	—	86	85	—	—	—	—	—	—	—	—	—	—
Total associates	62	6,467	65	—	(5)	—	3,324	7,227	1,003	—	89	(14)	35,526	3,304	6,457	—	136	—
Companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team
EZ Real Estate(3)	14	2,534	4,187	2,106	(744)	—	4	2,580	4,100	2,072	(545)	—	8	2,545	3,638	—	(490)	—
Schneider Group	6	13,398	(1)	—	—	—	25	14,209	14	—		—	23	14,785	52	—	—	—
Alan Real Estate S.A.(3)	—	1,730	3,160	—	(1,708)	—	—	1,650	3,100	—	(310)	(8)		1,692	1,415	—	(13)	—
Agnona S.r.l.	70	55	261	67	(1)	—	64	35	210	32	(1)	(1)	195	262	81	—	—	—
61 West 23rd Street LLC(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(16)	—	—	—
Other companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team(4)	341	5,632	1,311	39	4	—	195	5,827	614	6	3	—	1	6,086	33	—	(8)	—
Other related parties connected to directors and shareholders
UBS Group AG	—	—	559	—	(1,519)	(1,746)	—	—	3,108	—	(1,522)	350	—	—	—	—	—	—
Other	—	—	2,754	—	—	—	—	—	3,038	—	—	—	—	—	2,563	—	—	—
Total transactions with related parties	493	29,816	12,296	2,212	(3,973)	(1,746)	3,612	31,528	15,187	2,110	(2,286)	327	35,753	28,674	14,223	—	(375)	—
Total for the Group	1,946,647	650,087	1,008,324	121,384	(25,967)	(11,338)	1,904,549	680,235	901,364	114,802	(30,839)	(5,262)	1,492,840	564,832	695,084	85,147	(41,026)	(7,869)
______________________
(1)Following the TFI Acquisition completed on April 28, 2023, TFI Group and Tizeta S.r.l. are controlled by the Group and are no longer related parties.
(2)Costs with TFI Group include royalties prior to the completion of the TFI Acquisition amounting to €181 thousand and €3,956 thousand for the years ended December 31, 2023 and 2022, respectively.
(3)Entities disposed of as part of the disposition in November 2021 of certain businesses that were previously part of the Group.
(4)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A., PKB Privatbank AG and Pettinatura di Verrone S.r.l.

The following table summarizes assets and liabilities with related parties at December 31, 2024 and 2023.

	At December 31,
	2024				2023
(€ thousands)	Non-current assets	Current assets	Non-current liabilities	Current liabilities	Non-current assets	Current assets	Non-current liabilities	Current liabilities
Associates
Filati Biagioli Modesto S.p.A.	—	14	—	780	—	598	—	927
Luigi Fedeli e Figlio S.r.l.	—	—	—	64	—	3	—	—
Norda Run Inc.	—	—	—	—	—	—	—	2
Total associates	—	14	—	844	—	601	—	929
Monterubello and Companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team
EZ Real Estate (1)	39,222	81	33,284	8,955	43,215	82	37,320	8,503
Alan Real Estate S.A.(1)	37,357	—	33,332	5,153	37,154	—	33,245	5,291
Schneider Group	—	211	—	2,319	—	—	—	4,176
Agnona S.r.l.	—	33	—	125	—	55	—	56
Other companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team(2)	179	280	—	1,944	406	188	—	2,144
Other related parties connected to directors and shareholders
UBS Group AG	2,542	52,788	1,756	23,254	—	43,202	20,000	3,017
Other	—	—	—	599	—	—	—	530
Total transactions with related parties	79,300	53,407	68,372	43,193	80,775	44,128	90,565	24,646
Total for the Group	1,627,811	1,206,162	998,201	852,885	1,479,375	1,287,636	853,992	1,012,123
______________________
(1)Entities disposed of as part of the disposition in November 2021 of certain businesses that were previously part of the Group.
(2)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A., PKB Privatbank AG, Achill Station Pty Ltd., and Pettinatura di Verrone S.r.l.

The following table summarizes remuneration of and outstanding balances with the directors of the Group and key executives with strategic responsibilities:

	Key Management Personnel					Outstanding Balance
(€ thousands)	Short-term employee benefits(1)	Post- employment benefits	Other long-term benefits	Share-based payments	Financial income	Employee benefits	Other current and non-current financial liabilities(2)	Other current liabilities	Non-current financial assets
2024	15,849	1,986	3,392	4,058	—	7,074	127,072	4,912	—
2023	17,516	3,047	9,110	14,251	—	4,346	138,558	43,034	—
2022	17,337	1,015	13,623	9,358	(24)	28,648	156,782	6,861	2,240
______________________
(1)Includes corporate bodies fees, consultancy fees and personnel compensation.
(2)Primarily relates to liabilities on put contracts entered into as part of the Group’s investment in Thom Browne.

37. Share-based payments

The Group has several equity incentive arrangements under which share-based payments have been awarded to the Chief Executive Officer (“CEO”), the Senior Management Team and other employees of the Group, as well as to non-executive directors. The equity incentives primarily consist of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one ordinary share of the Company, as further described below.
The following table presents the share-based compensation expense recognized by the Group for the years ended December 31, 2024, 2023 and 2022.

		At December 31,
(€ thousands)		2024	2023	2022
CEO
CEO 2022-2024 PSUs	(a)	(452)	4,266	6,789
CEO IPO PSUs	(b)	—	840	840
Management
2024-2026 PSUs	(c)	557	—	—
2022-2024 PSUs	(d)	3,332	4,062	2,816
2023 RSUs	(e)	1,458	499	—
2022-2025 RSUs	(f)	1,216	1,456	1,046
Management IPO PSUs	(g)	—	1,300	1,297
Non-executive Directors
Non-Executive Directors’ Remuneration in Shares	(h)	759	795	791
Other share-based payments	(i)	1,602	6,562	—
Total		8,472	19,780	13,579

The following table summarizes the changes in the number of outstanding number awards under the Group’s equity incentive arrangements.

	CEO		Management
			PSUs		RSUs		IPO
	2022-2024 PSUs	IPO PSUs	2024-2026 PSUs	2022-2024 PSUs	2023 RSUs	2022-2025 RSUs	Management IPO PSUs
	(a)	(b)	(c)	(d)	(e)	(f)	(g)
Outstanding awards at December 31, 2022	2,520,000	600,000	—	1,366,050	—	585,450	880,000
Granted	—	—	—	114,800	170,000	49,200	—
Forfeited	(252,000)	—	—	—	—	—	—
Vested(1)	(588,000)	(600,000)	—	—	—	—	(880,000)
Outstanding awards at December 31, 2023	1,680,000	—	—	1,480,850	170,000	634,650	—
Granted	—	—	518,350	—	17,000	—	—
Forfeited	(252,000)	—	(21,450)	(95,200)	—	(54,600)	—
Vested(1)	(588,000)	—	—	—	(127,000)	—	—
Outstanding awards at December 31, 2024	840,000(2)	—	496,900	1,385,650(3)	60,000	580,050	—
______________________
(1)The shares delivered or to be delivered as a result of vesting of the awards have been or will be provided from treasury shares held by the Company.
(2)On March 26, 2025, the Board determined the level of achievement of the performance conditions under the CEO 2022-2024 PSUs in 2024. As a result of such determination, 368,943 Ordinary Shares vested and will be delivered to Gildo Zegna in due course, and there are no remaining awards outstanding.
(3)On March 26, 2025, the Board determined the level of achievement of the performance conditions under the 2022-2024 PSUs in 2024. As a result of such determination, 1,140,546 Ordinary Shares vested and will be delivered to the recipients in due course, and there are no remaining awards outstanding.

The following table summarizes the fair value for accounting purposes of the share-based payment awards at the respective grant dates and the key valuation assumptions used.

	CEO		Management
			PSUs		RSUs		IPO
	(a)	(b)	(c)	(d)	(e)	(f)	(g)
	2022-2024 PSUs	IPO PSUs	2024-2026 PSUs	2022-2024 PSUs	2023 RSUs	2022-2025 RSUs	Management IPO PSUs
Fair value	€7.43 - €9.13	€5.77 - €6.93	€3.04 - €6.79	€8.68 - €11.52	€10.25 - €12.95	€8.62 - €11.40	€6.18 - €7.35

Grant date share price	€7.43 - €9.13	$10.48	$7.67	$9.71 - $12.68	€10.30 - €12.95	$9.71 - $12.68	$10.48
Expected volatility(1)	30.00% - 40.00%	30.00%	41.77%	35.00% - 37.50%			30.00%
Dividend yield	0.00%	0.00%	1.62%	0.90% - 1.24%	0.80% - 1.17%	0.90% - 1.24%	0.00%
Risk-free rate	0.00%	0.73%	4.13%	1.96% - 4.86%	4.93% - 5.46%	2.07% - 4.05%	0.73%
______________________
(1)Based on the historical and implied volatility of a group of comparable companies

(a)CEO 2022-2024 PSUs

In 2021 and as amended in 2021 and 2022, the Company granted the CEO up to a maximum of 2,520,000 PSUs, (the “CEO 2022-2024 PSUs”) that vest in three tranches in 2023, 2024 and 2025 according to the achievement of defined targets based on the Group’s Adjusted EBIT and the change in the adjusted net financial indebtedness/(cash surplus) (as defined in the related agreement) compared to the previous year for the performance periods 2022, 2023 and 2024, and the CEO’s continued service to the Group at the date of vesting. Each of the performance targets will be settled independently of the other targets and the total number of shares to be assigned upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain ESG indicators over the performance period. At December 31, 2023 and 2022, unrecognized compensation expense relating to the CEO 2022-2024 PSUs amounted to €1,842 thousand and €6,108 thousand, respectively (nil at December 31, 2024).

(b)CEO IPO PSUs

In 2021, the Company granted 600,000 PSUs to the CEO in connection with the Company’s public listing (the “CEO IPO PSUs”), of which:

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

(c)2024-2026 PSUs

In 2024 the Company awarded 518,350 PSUs (“2024-2026 PSUs”) to the Senior Management Team (excluding the CEO) and certain other employees of the Group, which vest in 2026 based on the achievement of targets relating to: (i) the cumulated revenues and cumulated Adjusted EBIT achieved over the performance period from 2024 to 2026, (ii) the change in the adjusted net financial indebtedness/(cash surplus) at the end of 2026 compared to the end of 2023, (iii) the total shareholder return (“TSR”) achieved over the performance period from 2024 to 2026, as well as the recipient’s continued service to the Group at the date of vesting. Each of the performance targets will be measured and settled independently of the other targets and the total number of ordinary shares that will be delivered upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period. At December 31, 2024, unrecognized compensation expense relating to the 2024-2026 PSUs amounted to €1,684 thousand and is expected to be recognized over the remaining vesting period.
(d)2022-2024 PSUs
In 2022, the Company granted to the Senior Management Team (excluding the CEO) and certain other employees of the Group a target number of 1,417,150 PSUs (the “2022-2024 PSUs”) that all vest in 2025 based on the achievement of defined targets related to Adjusted EBIT and the change in the adjusted net financial indebtedness/(cash surplus) compared to the previous year for the performance periods 2022, 2023 and 2024, and the recipient’s continued service to the Group at the date of vesting. Additional awards were subsequently granted under this plan. Each of the performance targets will be settled independently of the other targets and the total number of shares to be assigned upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period. In case of over- or underachievement of the targets and/or the multiplier, the number of awards that vest will be adjusted according to predefined parameters.
(e)2023 RSUs
In October 2023, the Company granted 170,000 RSUs (“2023 RSUs”) to the Senior Management Team, of which:
•80,000 RSUs vested in two equal installments on April 10, 2024 and December 10, 2024 following the continued service of the recipients through the vesting periods, and
•90,000 RSUs vest in three equal installments on December 10, 2024 (vested), December 10, 2025, and December 10, 2026, subject to the continued service of the recipients through the vesting periods.

In July 2024, the Company granted an additional 17,000 RSUs to the Senior Management Team and the awards vested on December 10, 2024 following the continued service of the recipients through the vesting period.
At December 31, 2024, unrecognized compensation expense relating to the 2023 RSUs amounted to €395 thousand and is expected to be recognized over the remaining vesting periods through 2026
(f)2022-2025 RSUs
In 2022, the Company granted to the Senior Management Team (excluding the CEO) and certain other employees of the Group up to a maximum of 607,350 RSUs (the “2022-2025 RSUs”) that vest in 2026 based on the recipient’s continued service with the Group. Additional awards were subsequently granted under this plan. At December 31, 2024, unrecognized compensation expense relating to the 2022-2025 RSUs amounted to €1,437 thousand and is expected to be recognized over the remaining vesting period through 2025.
(g)Management IPO PSUs

In 2021, the Company granted 900,000 PSUs to the directors of the Group (excluding the CEO), key executives with strategic responsibilities and other employees of the Group in connection with the Company’s public listing (the “Management IPO PSUs”), of which:
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

(h)Non-Executive Directors Remuneration in Shares

Under the Group’s remuneration policy, non-executive directors will receive 50% of their annual base remuneration in cash and 50% in the Company’s ordinary shares (“Non-Executive Directors’ Remuneration in Shares”). The number of ordinary shares in the Company to be assigned to the non-executive directors is determined based on the closing share price of the Company’s ordinary shares on the last trading date of the month preceding the grant date. If a non-executive director ceases to be employed by the Group within a given year, the shares will vest on a pro-rata basis until the date on which the non-executive director provided their services. A total of 71,620 and 76,400 ordinary shares of the Company were earned by the non-executive directors for 50% of their annual base remuneration for services provided in 2024 and 2023, and will be delivered to the recipients two years following the grant date, which for the 2024 and 2023 remuneration was in January.
(i)Other share-based payments

In 2023, the Group modified the contractual terms of an agreement in order to entitle the Senior Management Team to settle a portion of a bonus in ordinary shares in 2024 equal to a value of $7,500 thousand. As a result, the compensation that was settled in ordinary shares was accounted for as equity-settled share-based compensation and measured at the fair value of the related compensation, with an offsetting increase to equity of €6,562 thousand. In 2024, an additional bonus was awarded, of which one third will be paid in ordinary shares expected to be delivered in 2027. As a result, the Group recognized equity-settled share base compensation (measured at the fair value) of €1,602 thousand in 2024 and an offsetting increase to equity.

The CEO is entitled to share purchase rights, under which the CEO may purchase ordinary shares of the Company at a rate based on a multiplier of EBIT, for a maximum amount corresponding to his base salary, net of personal income tax, plus short-term variable cash compensation for the previous year (the “CEO Remuneration in Shares”). The annual right vests each year and can be exercised directly by the CEO within 12 months after the end of each year. In June 2022, as a result of the exercise of the share purchase rights, 459,086 ordinary shares, which were previously held in treasury, were delivered to the CEO for an aggregate purchase price of €3,390 thousand. In June 2023, as a result of the exercise of the share purchase rights, 468,450 ordinary shares, which were previously held in treasury, were delivered to the CEO for an aggregate purchase price of €3,654 thousand. The CEO did not exercise this right in 2024 in relation to 2023 remuneration.
38. Notes to consolidated cash flow statement
Operating activities
Other non-cash expenses/(income), net in the consolidated cash flow statement primarily include equity-settled share-based compensation and bonuses earned by the Senior Management Team and other employees of the Group that were not paid during the period.
The change in other operating assets and liabilities primarily relates to indirect taxes, accrued income and expenses, and deferred charges.
Investing activities
The following table presents cash used for business combinations (net of cash acquired) in 2024, 2023 and 2022.

	For the years ended December 31,
€ thousand	2024	2023	2022
Acquisition of ZEGNA business in South Korea	(9,727)	—	—
Acquisition of Thom Browne business in South Korea(1)	(9,580)	(7,991)	—
TFI Acquisition	—	(109,110)	—
Acquisition of Tessitura Ubertino(2)	—	(585)	(585)
Net of cash acquired	(19,307)	(117,686)	(585)
______________________
(1)The amount paid in 2024 of €9,580 thousand relates to deferred consideration as stipulated in the acquisition purchase agreement.
(2)The amounts paid in 2023 and 2022 of €585 thousand relate to earn-out payments for the acquisition of Tessitura Ubertino in 2021, following achievement of predetermined operating performance targets by the company.

For additional information relating to the Group’s business acquisitions, see Note 39 — Business combinations.
Non-cash investing activities primarily related to:

•acquisitions of right-of-use assets of €196,121 thousand in 2024 (€141,995 thousand in 2023 and €137,781 thousand in 2022);

•acquisitions of property, plant and equipment of €12,538 thousand in 2024 (€13,301 thousand in 2023 and €5,891 thousand in 2022); and
•acquisitions of intangible assets of €8,424 thousand in 2024 (€5,859 thousand in 2023 and €4,561 thousand in 2022).

39. Business combinations
Acquisition of the ZEGNA business in South Korea

On January 1, 2024, the Group acquired a 100% interest in Ermenegildo Zegna Korea Co. Ltd, following which the Group began directly operating its ZEGNA business in South Korea and its network of stores.
Details of the purchase consideration, the net assets acquired and goodwill are presented below.

(€ thousands)	At acquisition date
Cash consideration paid	8,970
Deferred consideration	2,540
Total consideration	11,510

The assets and liabilities recognized as a result of the acquisition are as follows:

(€ thousands)	Fair value at acquisition date
Cash and cash equivalents	210
Trade receivables	1,560
Inventories	4,518
Intangible assets and property, plant and equipment	1,014
Other current and non-current assets	109
Trade payables and customer advances	(321)
Employee benefits	(931)
Other current and non-current liabilities	(2,929)
Net identifiable assets acquired	3,230
Goodwill	8,280
Net assets acquired including goodwill	11,510

Goodwill arising from the acquisition of €8,280 thousand is primarily attributable to the expected synergies from combining operations of the acquiree and the acquirer. Acquisition-related costs of €33 thousand were expensed as incurred.

Details of the net cash outflows related to the acquisition are shown below:

(€ thousands)	At acquisition date
Cash consideration paid	(8,970)
Cash and cash equivalents acquired	210
Payment of acquisition-related liabilities	(967)
Net cash outflow - Investing activities	(9,727)

The acquired business contributed revenues of €15,649 thousand and a net loss of €24 thousand to the Group for the period from the date of acquisition (January 1, 2024) until December 31, 2024.

Trade receivables had a gross contractual value of €1,576 thousand and the best estimate at the acquisition date of the contractual cash flows not to be collected is €16 thousand.

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

At the acquisition date, the Group recognized the net present value of the deferred consideration related to the acquisition of the Thom Browne business in South Korea for €18,583 thousand. In 2024, the Group paid a portion of the deferred consideration for €9,580 thousand through a cash payment and the remaining portion is expected to be paid in January and July 2025.
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

Acquisition of Tom Ford International (TFI)

On April 28, 2023, the Group completed the TFI Acquisition, through which it acquired TFI, the company that owns and operates the TOM FORD FASHION business, as part of a transaction in which sole ownership of the TOM FORD brand, its trademarks, and other intellectual property rights were acquired by ELC and the Group has become a long-term licensee for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products. The Group will be in charge of the end-to-end TOM FORD FASHION business, from collection creation and development to production and merchandising, as well as retail and wholesale distribution. TOM FORD

FASHION, under the Group, operates a network of 64 directly operated TOM FORD FASHION stores globally at December 31, 2024.

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
As a result of the TFI Acquisition, the Group also obtained 100% of Tizeta, for which it previously held a 50% interest and accounted for the investment using the equity method, with the remaining 50% interest owned by TFI and being acquired by the Group through the TFI Acquisition. See Note 17 — Investments accounted for using the equity method for additional information. A financial guarantee provided to TFI in relation to its payment obligations under a bank loan for an amount of $6,875 thousand was closed as part of the transactions contemplated by the TFI Acquisition. No amounts were claimed under the guarantee.

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

At December 31, 2024, the remaining minimum annual guaranteed royalties covering the first 10-year period of the license agreement were as follows (undiscounted):

At December 31, 2024
(€ millions)(*)
Due within 1 year	19.8
Due in 1 to 5 years	91.3
Due in 5 to 10 years	75.6
Total	186.7
(*) Translated from U.S. Dollars to Euro at the December 31, 2024 end of day exchange rate.
For the remaining term of the license the minimum annual guaranteed royalties to be paid by the Group will be calculated based on a percentage of the net sales of the preceding annual period.
The license agreement also requires the Group to make minimum investments for marketing activities as a percentage of net sales of the licensed products as per customary market practices.
40. Subsequent events
The Group has evaluated subsequent events through March 26, 2025 which is the date the Consolidated Financial Statements were authorized for issuance, and identified the following events, all of which are non-adjusting as defined in IAS 10:
On March 26, 2025, the Board of Directors of Zegna proposed to make a dividend distribution of €0.12 per share to holders of the Company's ordinary shares, corresponding to a total dividend distribution of approximately €30 million. The dividend proposal is subject to the finalization and adoption of the annual statutory accounts of the Company (provided that the distribution is permitted under Dutch law) and to the approval of the Company's shareholders at the 2025 annual general meeting, which is expected to be held on June 26, 2025.