Form 20-F
period 2025-12-31
Ermenegildo Zegna N.V.
filed 2026-03-20
CIK 1877787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

Gian Franco Santhià
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
At December 31, 2025, the issuer had 268,240,430 ordinary shares, nominal value €0.02 per share, and 154,981,350 special voting shares A, nominal value €0.02 per share, outstanding.
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

ii

CERTAIN DEFINED TERMS

In this report, the terms the “Company” refer to the Registrant, Ermenegildo Zegna N.V., a Dutch public limited liability company (naamloze vennootschap), and the terms “Ermenegildo Zegna Group” and the “Group” refer to the Company together with its consolidated subsidiaries. Unless otherwise specified, the terms “we” “our” and “us” refer to the Group or the Company, as the context may require.
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
“Closing” means the closing of the Business Combination, which occurred on December 17, 2021.
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
“Temasek” means Venezio Investments Pte. Ltd., a Singaporean limited liability company.
“Temasek Investor Rights Agreement” means that certain Share Purchase and Investor Rights Agreement, dated as of July 28, 2025, by and between Temasek and the Company.
“Temasek Lock-Up End Date” means July 30, 2028.
“Temasek Minimum Holding Requirement” means the beneficial ownership by Temasek of at least 7.5% of the total issued and outstanding Ordinary Shares at any given time.
“Temasek Registration Rights Agreement” means that certain registration rights agreement, dated as of July 28, 2025, by and between Temasek and the Company.
“Terms and Conditions of the Special Voting Shares” means the terms and conditions that apply to the issuance, allocation, acquisition, conversion, sale, holding, repurchase and transfer of the Special Voting Shares and certain aspects of the registration of the Ordinary Shares in the Loyalty Register.
“TFI” means Tom Ford International LLC.
“TFI Acquisition” means the acquisition of TFI, as further described in “Item 4.A—History and Development of the Company—TFI Acquisition.”
“Zegna Initial Shareholders” means, collectively, Monterubello, Ermenegildo (Gildo) Zegna and the other shareholders of Zegna immediately prior to the Closing.
“Zegna Merger Sub” means EZ Cayman, a Cayman Islands exempted company.

NOTE ON PRESENTATION
This document includes the consolidated financial statements of Ermenegildo Zegna N.V. at December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, prepared in accordance with the IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (the “IASB”), as well as IFRS Accounting Standards as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS Accounting Standards as issued by the IASB and IFRS Accounting Standards as adopted by the European Union. We refer to these consolidated financial statements collectively as the “Consolidated Financial Statements.”
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
MARKET AND INDUSTRY INFORMATION
Information contained in this report concerning the market and the industry in which we compete, including our market position, general expectations of market opportunity and market size, is based on information from various third party sources, assumptions made by us based on such sources and our knowledge of the personal luxury goods market. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. We have not independently verified any third-party information. The industry in which we operate is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this report are subject to change based on various factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.D—Risk Factors” and elsewhere in this report. The information relating to the industry contained in the section entitled “Item 4.B—Business Overview—Industry,” unless otherwise indicated, has been based on the Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2025, dated November 20, 2025.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. Forward-looking statements provide the current expectations or forecasts of future events of the Company. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “aspire,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this report include, but are not limited to, statements regarding the Group’s operations, cash flows, financial position and dividend policy.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to:
•the ability of the Group to safeguard the recognition, integrity and reputation of its brands, to anticipate trends and to identify and respond to new and changing customer preferences;
•disruptions arising from political, social and economic instability, geopolitical tensions, acts of terrorism, civil unrest or armed conflicts, including the ongoing conflicts in Ukraine and the Middle East, and the imposition of sanctions;
•the impact of trading policies and restrictions and the imposition of tariffs;
•the ability of the Group to successfully implement its strategy;
•the ability of the Group to achieve the expected benefits of businesses we have acquired or may acquire;
•risks related to the operation of the Group’s DOSs, including as a result of difficulties in renewing the existing lease agreements, an increase in rental charges, impairment charges or a decline in sales;
•risks related to the sale of products through the Group’s direct-to-consumer channel;
•risks related to our wholesale channel, including as concerns points of sale operated by third parties, the risk of insolvency of our wholesale customers, the development of parallel markets, and our dependence on local partners to sell our products in certain markets;
•the ability of the Group to accurately forecast consumer demand;
•fluctuations in the price or quality of, or disruptions in the availability of, raw materials used by the Group for its products or of commodities such as energy, which could cause the Group to incur increased costs, disrupt its manufacturing processes or prevent or delay the Group from meeting its customers’ demand;
•the ability of the Group to negotiate, maintain or renew license or co-branding agreements with high-end third party brands;
•disruptions to the Group’s manufacturing and logistics facilities, as well as its Directly Operated Stores (DOSs);
•the impact of any current or future disputes, proceedings or litigation on the Group’s operations;
•shifts in travel patterns or declines in travel volumes;
•the ability to attract and retain key senior and skilled personnel and preserve craftsmanship skills;
•the impact of pandemics or other public health crises on the Group’s business;
•the Group’s ability to protect its intellectual property rights;

•disruptions or breaches in the Group’s information technology systems compromising the Group’s business operations or the personal information of the Group’s customers, including as a result of cybercrimes, or the theft or unauthorized use of personal information of the Group’s customers, employees or other parties;
•the fact that the market price of the Company’s securities may be volatile due to a variety of factors;
•the ability to develop and maintain effective internal controls;
•if we fail to maintain an effective system of internal controls, this could result in a material misstatement in the Company’s consolidated financial statements and may subject us to adverse regulatory consequences and affect investor confidence in us and, as a result, the price of our securities and our ability to access the capital markets and other forms of financing in the future may be impaired;

•changes in local economic, business, regulatory, social and political conditions, as well as changes in general economic conditions (such as significant inflation) and in demand for luxury goods;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•the high levels of competition in the luxury goods market;
•compliance with laws, including laws and regulations related to intellectual property, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection and privacy, limits on cash payments, sanctions, workers’ health and safety, human rights and the environment, and actions taken by regulatory authorities;
•risks related to climate change and other environmental impacts, as well as an increased focus by regulators and stakeholders on environmental, social and governance matters;
•the enactment of tax reforms and other changes in tax laws and regulations, and
•other factors discussed elsewhere in this report in the section “Item 3.D—Risk Factors.”
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
•We operate in many countries around the world and are exposed to various international business, regulatory, social and political risks, which could result in significant costs and adversely impact demand for our products.
•We may face challenges in successfully implementing the strategy for each of our brands.
•The sale of our products through the DTC channel is subject to certain risks, including difficulties in renewing the existing lease agreements, increases in rental charges or declines in sales, and impairment charges which may adversely affect our business and results of operations.
•We are exposed to certain risks related to our wholesale channel, including as concerns points of sale operated by third parties, the risk of insolvency of our wholesale customers, the development of parallel markets, and our dependence on local partners to sell our products in certain markets.
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
•The loss or unavailability of skilled personnel, including highly specialized craftsmen, and certain key personnel could adversely affect our business.

•Pandemics or other public health crises may materially and adversely affect our business.
•Geopolitical tensions and uncertainties, including those relating to ongoing conflicts, could have a material adverse effect on our business, results of operations and financial condition.
•We could be adversely affected by fluctuations in exchange rates.
Risk factors relating to the Group’s business, strategy and operations
Our business depends on the recognition, integrity and reputation of our brands.
We design, manufacture, promote and sell luxury goods under a number of brands, including ZEGNA and Thom Browne. Pursuant to a long-term license agreement with The Estée Lauder Companies, we also operate the TOM FORD FASHION (“TFF”) business. Our sales and our ability to achieve premium pricing depend on the perception, recognition and reputation of such brands, which are among our most valuable assets. The perception, recognition and reputation of our brands are influenced by several factors, including product design, the distinctive character and the quality of our products and customer service and experience, the image of our stores and those of our franchisees and other wholesale customers, the success of our advertising and communication activities and our general corporate profile, some of which are outside of our control. Factors that may adversely affect our brands’ image include our inability to respond adequately to the needs and expectations of our customers with regard to the quality, style, creative vision, design and distinctive character, as well as the social and environmental sustainability, of our products, the service we provide in our stores and the customer experience that we offer, the dissemination by third parties of information that is untrue or defamatory, the commencement of litigation proceedings against us, as well as factors attributable to the parallel distribution and counterfeiting of our products. Brand appeal is closely tied to the creative vision and expression of its leadership. As we strive to align our brands’ creative output with evolving market demands, we may face difficulties in maintaining such brands’ identity and appeal. Changes in the creative director’s expression of talent can significantly influence how consumers perceive our brands. If the brand’s creative output fails to resonate with the target audience, that could lead to a loss of brand appeal.
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
Our reputation may also suffer as a result of factors or actions attributable to our direct (“tier I”) suppliers as well as those attributable to indirect (“tier II” or lower-tier) suppliers. While we closely monitor our suppliers to ensure that they comply with all applicable laws and regulations and require them contractually to respect our ethical and compliance standards throughout their supply chain, if suppliers fail to comply with applicable law and contractual standards, including those relating to labor, social security, health and safety, and human rights, or if they deliver products that are defective or differ from our specifications or quality standards or do not comply with applicable law, this could have adverse effects on our production cycle, cause delays in product deliveries to our customers, damage our reputation and have a material adverse effects on our business, results of operations and financial condition. See also “—Risk factors relating to the industry in which the Group operates—We are subject to legal and regulatory risk” and “—Risk factors relating to the industry in which the Group operates—We are subject to risks associated with increased focus by stakeholders on environmental, social and governance matters.”
Our success depends on our ability to anticipate trends and to identify and respond to new and changing consumer preferences.
Our continued success depends in part on our ability to set and define product and fashion trends, and in part on our ability to identify and respond to changing consumer preferences in a timely manner. We recognize the importance of adapting to the evolving expectations of new generations of consumers and elevating our brand within the luxury market. This includes continuing to embrace digital innovation and sustainability practices. Our products must appeal to an evolving customer base whose preferences cannot be predicted with certainty and are subject to increasingly rapid change, while preserving the image and recognition of our brands. Although we dedicate considerable resources to market analysis and the identification of new fashion trends, we may not be able to promptly anticipate fashion trends or to quickly adapt to these trends during the design and manufacturing stages. If we fail to identify or promptly respond to new trends or changing consumer preferences, including concerns or perceptions regarding the sustainability and environmental impact of our products, our brands’ reputation may be affected, which could result in unsold products, a decline in sales to customers as well as a worsening of our luxury positioning, and could have a material adverse effect on our business, results of operations and financial condition.
We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks.
We operate in over 80 countries worldwide through a direct and indirect distribution network. For the year ended December 31, 2025, 36% of our revenues were generated in EMEA, 30% were generated in the Americas, 23% were generated in the Greater China Region, and 11% were generated in Rest of APAC.
Our operations in various international markets expose us to several risks, including those arising from: competition with local competitors (which may have greater resources and/or more favorable market positions); the diversity of consumers’ tastes and preferences and our ability to anticipate or respond to such tastes and preferences; the appetite and ability of consumers to spend on luxury goods, including potential reductions in discretionary or luxury spending due to geopolitical events, macroeconomic volatility or broader economic uncertainty; changes or deterioration in the political, social and economic environments in the countries where we operate; changes in regulations, including tax regulations, the imposition of new tariffs, duties or other protectionist measures, and financial sanctions; strict regulations affecting the import and processing of certain raw materials and finished goods; the occurrence of acts of terrorism or similar events, conflicts, geopolitical tensions, civil unrest or situations of political instability; parallel imports of goods at terms inconsistent with our guidelines and distribution of our products, in violation of exclusive territorial rights granted to other importers and licensees (the so-called “gray market”), which may force us to reposition our pricing in certain countries and erode our profitability. These or other factors may harm our business in international markets or cause us to incur significant costs in these markets, and we may be unable to pass such costs on to our customers. Any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition. See also “—Risk factors relating to the industry in which the Group operates—Global economic conditions and macro events could adversely impact demand for our products” and “—Risk factors relating to the industry in which the Group operates—Geopolitical tensions and uncertainties regarding ongoing conflicts could have a material adverse effect on our business, results of operations and financial condition.”
Developments in Greater China and other growth and emerging markets may adversely affect our business.
We operate in a number of growth and emerging markets, both directly and through our distribution partners. In particular, a significant portion of our sales are in the Greater China Region (which for our reporting purposes includes the Chinese mainland, Hong Kong S.A.R., Macau S.A.R. and Taiwan), representing 23%, 26% and 31% of our revenues in 2025, 2024 and 2023, respectively, where we have had a direct retail presence since 1991. While these markets experienced sustained economic growth and increases in personal income and wealth in recent years, demand for luxury products slowed in 2024 due to a decline in consumer confidence, driven by, among other factors, economic uncertainty, a decline in the real estate sector, and evolving consumer preferences, particularly in relation to overseas shopping. While 2025 showed initial signs of improvement, growth remains subdued and customers continue to adopt a cautious approach to discretionary spending. Geopolitical tensions and further slowdown in the rate of growth there and in other growth emerging markets could cause a decline in our sales, or limit the opportunity for us to increase sales of our products and revenues in those regions in the near term. For example, any increase in tensions around Taiwan, including threats of military actions or escalation of military activities, as well as the rising of protests, could adversely affect our sales in the Greater China Region.
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
Our ability to increase revenues, enhance operating performance and generate profits and cash flows depends significantly on the successful execution of our strategic plan across our portfolio of brands. See “Item 4.B—Business Overview” for a description of our strategy at the Group level and for each brand. Certain elements of our strategy may increase our exposure to specific products, customer segments or distribution channels, which could reduce diversification and increase sensitivity to changes in consumer preferences or demand. If demand for such products weakens or if our strategic assumptions regarding customer behavior prove to be incorrect, our revenues and results of operations could be adversely affected. The execution of our strategy also requires effective coordination of creative direction, marketing initiatives and product development with broader business objectives. If our investments in these areas do not align with consumers’ demand and expectations, that may lead to inefficient investments or cost allocations and missed opportunities for sales and growth, which could affect our business and results of operations.
In addition, our strategy includes continued investment to grow the direct to consumers channel, including the opening of new stores, which involves significant capital expenditures and operational complexity. If the execution of our stores roll-out plan is not successful, or if newly opened stores perform below expectations, we may not achieve the return on investment or the growth and profitability that we anticipate.
Our strategy is premised upon certain assumptions about the global economic environment, the evolution of demand for luxury goods in the various regions in which we operate or seek to operate, our competitive position and the ability of our management team to effectively carry out our strategic plan. If we fail to implement our strategic plan, if our assumptions prove to be incorrect or if the geopolitical situation triggers an economic crisis or a conflict situation in the regions where we operate, our ability to increase our revenues and profitability could be affected, which could have a material adverse effect on our business, results of operations and financial condition.
We are exposed to risks relating to recent and potential future acquisitions.
Our growth strategy may, from time to time, include acquisitions. Such acquisitions may cause us to face uncertainties concerning the economic and financial outcomes of such transactions. With respect to both past and future acquisitions (including the TFI Acquisition which closed on April 28, 2023), we may be exposed to liabilities (including tax liabilities) not detected during the due diligence process or not covered by contractual provisions. Furthermore, other assessments of the acquired business made at the time of the initial investment could prove to be incorrect. The achievement of the anticipated benefits of an acquisition is subject to a number of uncertainties, including general competitive factors in the marketplace, the economic environment, our ability to integrate the businesses in an efficient and effective manner and establish and implement effective operational principles and procedures. We may also encounter unexpected difficulties and costs if we are unable to retain certain key employees and achieve minimal unplanned attrition, which could increase our hiring and training costs and disrupt our business, or in connection with hiring new senior managers. The process of coordinating and integrating businesses acquired by the Group has required and will continue to require significant management and financial resources that may otherwise have been focused on the ordinary course management of our activities. The integration process also requires the application of financial reporting and management control systems to the acquired companies, as well as the integration of IT systems, compliance and risk management policies (which may apply different standards, procedures and tools), and the training of new personnel. Each of these needs could require considerable resources from us, entailing significant costs. If we incur liabilities as a result of acquisitions and these liabilities exceed the contractual indemnification caps, or if indemnification is not available for any other reason, this could have a material adverse effect on our business, results of operation and financial condition. Furthermore, we are exposed to the risk that the evaluations and assumptions underlying investment decisions could turn out to be incorrect, which could lead to unexpected difficulties in the process of integrating the acquired assets or companies with our business, or costs and other unforeseen liabilities for the Group, and we may not obtain the benefits and synergies expected from such transactions. Any of the above circumstances could have adverse effects on our business, results of operations and financial condition.

We are subject to certain risks related to the sale of our products through our DTC channel and in particular our directly operated stores.
In our distribution model, the DTC channel consists of full price mono-brand stores (boutique) managed directly by us, or outlets managed by us and concessions with department stores, as well as a directly managed online boutique and other e-commerce platforms through which we sell directly to our customers. In recent years, part of our strategy has involved accelerating and amplifying our operations through the DTC channel across our brands. At December 31, 2025, we operated 282 ZEGNA, 123 Thom Browne and 66 TOM FORD FASHION DOSs (281 ZEGNA, 116 Thom Browne and 64 TOM FORD FASHION DOSs at December 31, 2024). The DTC channel generated revenues of €1,449.0 million in 2025 and €1,390.7 million in 2024 (or 82.0% and 77.6% of our consolidated revenues from branded products, respectively). The risks related to managing currently existing DOSs mainly relate to possible difficulties in renewing the existing lease agreements, an increase in rental charges, decline in sales and impairment charges.
Our DOSs are located in properties that we lease from third parties. There is significant competition among retail operators in our industry to obtain commercial spaces in prestigious locations in major cities, towns and resort destinations worldwide. Accordingly, to find prime locations for new stores or to renew our lease agreements, we may have to compete with other operators, including those in our same industry, some of which have greater economic and financial resources than us or otherwise more bargaining power. If we are unable to renew our lease agreements with economic terms consistent or more beneficial than those currently applicable, or if we are forced to accept rental charges which are substantially higher than the existing ones, this could have a material adverse effect on our business, results of operations and financial condition.
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
In addition, the performance of our DOSs may be difficult to forecast, and in particular with respect to any newly opened DOSs it may take longer than expected to reach planned levels of profitability. If actual cash flows generated by our DOSs are lower than anticipated, the carrying value of lease-related assets and other store assets may exceed their recoverable amount, which could require us to record impairment charges. In 2025, we recorded impairment losses relating to certain store assets for €15,039 thousand (€11,196 thousand in 2024).
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
The operations of our retail channel and DOSs are also subject to risks such as information technology system failure, work stoppage, wars, conflicts, civil unrest, natural disasters, fire and government-imposed shutdowns. Any interruption of activity in our retail channel and DOSs due to these or other similar events out of our control could result in disruption to our operations and a reduction in sales, which could have a material adverse effect on our business, results of operations and financial condition.
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
Inventory levels in excess of customer demand may result in an increase in inventory obsolescence, leading to inventory write-downs or write-offs and the sale of excess inventory at discounted prices, any of which could cause our gross margin to suffer, impair the strength and exclusivity of our brands, and have a material adverse effect on our results of operations, financial condition, and cash flows.
Conversely, if we underestimate customer demand for our products and fail to arrange sufficient manufacturing capacities in advance, then we may not be able to deliver products to meet our requirements and we may experience inventory shortages. Inventory shortages in our stores or third-party distribution centers could result in delayed shipments to customers, lost sales, a negative customer experience, lower brand loyalty, and damage to our reputation and customer relationships, any of which could have a material adverse effect on our results of operations, financial condition, and cash flows.
In the wholesale channel, we are subject to certain risks arising from points of sale operated by third parties, and we are dependent on our local partners to sell our products in certain markets.
In the wholesale channel, we sell our products to franchisees, specialty stores, department stores and online retailers. For the years ended December 31, 2025 and 2024, revenues attributable to the wholesale channel for ZEGNA brand, Thom Browne and TOM FORD FASHION amounted respectively to €318.1 million and €402.3 million (or 18% and 22% of our consolidated revenues from branded products, respectively). The termination or loss of existing commercial relationships with our primary wholesale customers, the failure to develop new commercial relationships on economically favorable terms (or at all) or a significant decrease in wholesale channel revenues could have a material adverse effect on our business, results of operation and financial condition. In addition, any failure by retailers not directly operated by us to manage their stores, or by our local partners to act, in a manner consistent with the image and prestige of our brands or in line with any agreed contractual commitments (including in terms of sale prices), or failure by online retailers to comply with consumer protection laws or provide accurate product descriptions, could damage the competitive position and image of our brand, with potential material adverse effects on our business, results of operations and financial condition. See “—Our business depends on the recognition, integrity and reputation of our brands.”
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
Our operations are also subject to the risk of insolvency of our wholesale customers, including as a result of potential debt restructurings or other actions taken by third parties that may jeopardize our ability to collect amount due in a timely manner, or at all. If any of our wholesale customers are in financial distress or become insolvent, that may result in a reduction of future business with that customer, and may also lead to excessive inventory of unsold finished products and unused semi-finished products or raw materials, which we may be unable to sell to other wholesale customers or through the DTC channel. There can be no assurance that we will be able to successfully mitigate such risk, and our business, results of operations and financial condition could be materially adversely affected.
For example, on January 13, 2026, our wholesale customer Saks Global filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code. As a result thereof, in 2025 we recorded an allowance for potential losses on trade receivables of €10,077 thousand. Although we have decided to continue doing business with Saks Global both on a wholesale basis and through our existing concessions (DTC), the Chapter 11 proceedings are ongoing and subject to significant uncertainty. The ultimate recovery of amounts owed to us will depend on the outcome of the bankruptcy proceedings. We may be required to record additional allowances for expected credit losses or write-offs, which could adversely affect our results of operations and financial condition.
Fluctuations in the price or quality of, or disruptions in the availability of, raw materials used in our products could cause us to incur increased costs, disrupt our manufacturing processes or prevent or delay us from meeting our customers’ demands.
We require high quality raw materials in order to produce our products. The market price of the raw materials that we require for our production depends on many factors that are largely out of our control and which are difficult to predict. The primary raw materials we use are fibers and yarns of wool, silk, cotton, linen, cashmere and fabrics of the same composition, as well as leather and vicuña. The availability of wool, cashmere, leather and silk depends on unpredictable factors which are outside our control, including flooding, droughts and climate change effects affecting harvests and farming activities in the areas where these raw materials originate (mainly Australia and New Zealand for wool, Greater China and Mongolia for cashmere, Turkey, Egypt and the United States for cotton, Europe and the Caribbean for linen, Greater China for silk and Europe, Australia, New Zealand and the United States for leather). Moreover, diseases and pests could affect livestock and plants and, as a result, fiber quality. We also use rare raw materials, such as ultra-fine wool and vicuña and other fine yarns, fabrics and specially selected calf leather, which are only available in a very limited quantity and subject to strict export and processing regulations, which may change. Moreover, the use of traceability or certification requirements for certain collections, such as Oasi Cashmere, Oasi Lino and Vellus Aureum, could restrict our ability to source sufficient certified materials to meet customer demand.
Possible legislative, political and economic developments, potential social instability or the introduction of export restrictions or tariffs in the countries in which our suppliers operate, or the introduction of import restrictions on products from such countries, could have a negative impact on our procurement activities. These and other factors could affect the availability and price of the raw materials required for our production. For instance, the price of cashmere rose significantly over the last three years, and fine linen fiber prices continued to grow as a result of various factors, including droughts that reduced the available quantity of high quality flax. The price of other raw materials has also been affected by the high inflationary environment globally.
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
We are also party to certain license agreements whereby we grant, for a certain period of time, the use of our brands to third parties for the production of products in adjacent luxury sectors (including fragrances, eyewear, beachwear and underwear). For the year ended December 31, 2025, royalties relating to these arrangements were €3.1 million. If any of these licensees were not to perform their obligations towards the Group (including by failing to ensure the required quality, sustainability or traceability standards, not complying with our directions with respect to distribution channels and after sale services, breaching obligations related to our intellectual property rights, or failing to comply with the timeline for product launches), we may be unable, in a commercially reasonable time, to replace such licensee with another producer capable of ensuring equivalent quality and production standards, or procure its services upon the same or substantially the same financial terms. Our inability to maintain a presence in these adjacent luxury sectors or to provide products in these sectors of a quality comparable to that of our other products may reflect negatively on the reputation and integrity of our brands.
From time to time, we enter into co-branding projects with different brands for the design, production and sale of certain selected co-branded products. We also enter into collaborations with other brands to offer new products lines (as we did with Norda Run, Baccarat and Frette, and more recently with the Thom Browne collaboration with ASICS America Corporation). If we fail to negotiate, enter into or renew such relationships in a mutually satisfactory manner for both brands, in particular with respect to the distribution of the co-branded products and the ownership and protection of the intellectual property rights related to these projects, we may be unable to replace the revenues generated in the past from these collaborations.
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
We operate manufacturing and logistics facilities in Italy, Switzerland and Turkey and logistics facilities in the People’s Republic of China, Hong Kong, Japan, South Korea, and the United States, as well as minor logistics facilities other countries. These facilities are subject to operational risks, including mechanical and information technology system failure, work stoppage, civil unrest, increases in transportation costs, natural disasters, flooding, fire, government-imposed shutdowns and disruption to supplies of raw materials or of commodities such as energy. Any interruption of activity in our manufacturing or logistics facilities due to these or other similar events outside of our control could result in disruption to our operations and a reduction in sales, which could have a material adverse effect on our business, results of operations and financial condition. See “—Our financial condition and results of operations may be adversely affected by the occurrence of a global pandemic or other health crises.”
Our business depends on tourist traffic and demand.
A significant amount of our sales is generated by customers who purchase products while travelling. Consequently, adverse economic conditions (such as financial crises or exchange rate volatility), global political developments, other social and geopolitical tensions, instability, disorders, riots, civil wars or military conflicts, natural disasters such as fire, floods, blizzards, global pandemics, and earthquakes or other events, as well as travel restrictions imposed by governments, which result in a shift in travel patterns or a decline in travel volumes, have had in the past, and may have in the future, an adverse effect on our business, results of operations and financial condition. See also “—Our financial condition and results of operations may be adversely affected by the occurrence of a global pandemic or other health crises,” “—Risk factors relating to the industry in which the Group operates—Global economic conditions and macro events could adversely impact demand for our products” and “—Risk factors relating to the industry in which the Group operates—Geopolitical tensions and uncertainties regarding ongoing conflicts could have a material adverse effect on our business, results of operations and financial condition.”
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

In such circumstances, we could be forced to rely, in whole or in part, on external specialized craftmanship, which would require enhanced oversight to ensure that the production throughout the supply chain complies with the same standards of quality, ethics and operational integrity that apply to our employees.
Our business success depends on certain key senior personnel as well as skilled personnel, and their loss or unavailability could adversely affect our business.
The performance of our business depends significantly on the efforts and abilities of some key senior personnel. Such key personnel have substantial experience and expertise in the luxury goods business and have made significant contributions to the success of our business.
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

With respect to designs in particular, design rights do not prevent our competitors from developing products that are substantially equivalent to or better than our products, while not infringing our intellectual property rights. Moreover, any actions we take to establish and protect our designs, trademarks, patents, and other intellectual property rights may not be adequate to prevent counterfeiting, imitation of our products by competitors or other third parties or to prevent these persons from asserting rights in, or ownership of, our brand trademarks and other intellectual property rights. We may therefore be forced to spend significant resources to defend our intellectual property from infringement or from third party claims. In addition, should third parties register intellectual property rights which overlap with ours, or should we attempt to enter new markets where third parties have registered intellectual property rights which are similar to those which we would wish to register, we may be constrained from developing our business in such markets or we may have to spend more resources to support our registration. Moreover, applications to register intellectual property may face objections from the trademark offices we seek to register them in and may not mature into registrations. If we were to face judicial or administrative challenges involving our registered intellectual property rights, for instance requesting cancellation on grounds of non-use, we may not be able to successfully resolve these types of conflicts to our satisfaction. Each of the above could have a material adverse effect on our business, results of operations and financial condition. In addition, the laws of certain countries may not protect trademarks, designs, copyrights and other intellectual property rights to the same extent as the laws of the United States or the European Union.

Third parties could also make claims or bring legal action against us for an alleged infringement of such third parties’ intellectual property rights. As a result, we may be required to discontinue the sale of certain products, pay damages, incur licensing costs, modify our production processes and/or products, or have the scope or validity of our intellectual property rights determined in court in order to be authorized to sell such products.

For instance, on June 28, 2021 Adidas AG (“adidas”) commenced an action against Thom Browne, Inc. in the Southern District of New York, for, among other things, trademark infringement, unfair competition, dilution and various state claims, in connection with the use of Thom Browne’s five color grosgrain ribbon and the four bars on sleeves and pants on its sporting goods, sportswear and athletic wear, allegedly infringing the three stripe marks of adidas. The case was assigned to a jury trial and, on January 12, 2023, the jury found that at no time did Thom Browne, Inc. infringe on any of adidas’s trademarks. Adidas’ appeal was denied. In addition, based on evidence submitted in another trial against Thom Browne Inc., adidas has filed a motion requesting a new trial based on discovery flaws. Such motion was denied, and adidas has appealed the lower Court’s denial of its motion. A decision is expected in the first half of 2026. Should the appeal be decided in favor of adidas, a new trial may take place.

Meanwhile, the opposition filed by adidas against several trademarks which Thom Browne Inc. filed for registration in the European Union was substantially denied, but Adidas has filed another opposition, pending which the registration of the relevant trademarks remains on hold.
In the UK, adidas filed before the High Court of Justice in London claims for infringement alleging infringement of adidas’ marks by Thom Browne Inc.’s use of its grosgrain ribbon signature as well as the four bar design, which were fully dismissed on November 22, 2024. As adidas did not appeal the decision denying its claims of trademark infringement, this decision is now final.
In Germany, adidas commenced a lawsuit in 2022 before the Nuremberg-Furth District Court against Thom Browne, Inc. and Thom Browne Retail Italy S.r.l., alleging Thom Browne’s four-bar signature infringed adidas’s three stripe mark. In first instance, the Court rejected adidas’ claims for infringement. Adidas appealed the decision and the case is pending.
Thom Browne intends to continue to vigorously defend its position in all the aforementioned proceedings. These or any other such events may entail significant losses in addition to legal costs, with possible adverse effects on our business, results of operations and financial condition. For information on legal costs incurred in connection with this matter up to December 31, 2025, see “Item 5—Operating and Financial Review and Prospects—Non-IFRS Financial Measures” and “Note 5 — Segment reporting” to the Consolidated Financial Statements included elsewhere in this document.
A disruption in our information technology, including as a result of cybercrimes, could disrupt our business operations and compromise confidential and sensitive information.
We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, human error, interruption to power supply, or a security breach that compromises the confidential and sensitive information stored in those systems or halts their functioning, could disrupt our business and adversely impact our ability to operate. Our ability to keep our business operating effectively depends on the functional and efficient operation by us and our third-party service providers of our information, data processing and telecommunications systems, including our product design, manufacturing, distribution, sales and marketing, billing and payment systems. We rely on these systems to operate and manage substantially all aspects of our business, including to support core business processes and decision-making across retail operations, production and logistics, billing, financial reporting, payments, treasury and inventory management. Recently, we have also been enhancing our solutions for advanced analytics and customer experience, furthering use of artificial intelligence and machine learning (“AI”) for areas such as marketing, digital experience, product recommendation and matching, learning customer preferences, customer profiling and segmentation. Generative AI is being tested to augment creative and content creation processes on an assistive basis. The legal and regulatory environment relating to AI in the jurisdictions where we operate is uncertain and rapidly evolving, and includes laws and regulations targeted specifically at AI (such as Regulation (EU) 2024/1689 of the European Parliament and of the Council, commonly known as the EU Artificial Intelligence Act, which entered into force on August 1, 2024, with different provisions taking effect as of different dates) as well as provisions in intellectual property, privacy, consumer protection, employment and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our use of AI and increase our compliance costs and the risk of non-compliance. Our use of AI could require significant expenditures (in terms of investments, compliance and effective change management) and also lead to novel and urgent cybersecurity risks, including new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns or other complications that could adversely affect our reputation, business, results of operations and financial condition.
All of our systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, connection interruption, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication (including through the use of AI technologies) and frequency, with the consequence that such cyber incidents may remain undetected. In addition, having a portion of our workforce working in a hybrid work environment, where our employees are often working remotely, could also increase our vulnerability to risks related to our hardware and software systems, including risks of phishing and other cybersecurity attacks. For any of the foregoing reasons, we may experience system malfunctions or interruptions. Although our systems are diversified, including multiple server locations, third party cloud providers and a range of software applications for different regions and functions, and we periodically assess and implement actions to ameliorate risks to our systems, a significant or large scale malfunction or interruption of our systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our customers. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, results of operations and financial condition. In addition, our recently acquired businesses may use different information technology and data processing systems than those used at a broader group level, which could make it more complex to prevent or timely address any of the foregoing events.
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
In carrying out our business, we collect, store and process personal data of our customers, employees and other parties with whom we deal, including data we gather for product development and marketing purposes. Therefore, we are subject to a variety of strict and ever-changing data protection and privacy laws on a global basis, including the EU General Data Protection Regulation, the Personal Information Protection Law of the People’s Republic of China and the California Invasion of Privacy Act.
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
We have engaged, and continue to engage, in relationships of a commercial nature with related parties. These relationships consist mainly in the purchase of raw materials and industrial services, licensing and sustainability-related agreements, financial guarantees and collaterals, and certain contributions to Fondazione Zegna. In addition, we lease certain real estate properties from related parties. See “Item 7.B—Related Party Transactions.”
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
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency exchange rates. In particular, changes in exchange rates between the Euro and the main foreign currencies in which we operate affect our revenues and results of operations. The exposure to currency risk is mainly linked to the differences in geographic distribution of our sourcing and manufacturing activities from those in our commercial activities, as a result of which our cash flows from sales are denominated in currencies different from those related to purchases or production activities. In particular, we incur a large portion of our capital and operating expenses in Euro while we receive the majority of our revenues in currencies other than Euro (mainly in U.S. Dollars and currencies pegged to the U.S. Dollar, Chinese Renminbi, Japanese Yen, Hong Kong Dollars and British Pound). Therefore, our results may be adversely affected if these currencies depreciate against the Euro, which has been the general trend for most of these currencies during the course of 2025. Such risk is heightened given the extended time period between the moment when the sale prices of a collection are set and the moment when revenues are converted into Euro, which may extend up to 18 months. In addition, foreign exchange fluctuations might also negatively affect the relative purchasing power of our clients, which could also have an adverse effect on our results of operations. See “Item 5.A—Operating Results—Trends, Uncertainties and Opportunities.”
An appreciation of the U.S. Dollar against the Euro may adversely affect our results of operations due to certain significant liabilities on our Consolidated Statement of Financial Position which are originally denominated in U.S. Dollars. In particular, we recognize a financial liability corresponding to the present value of the exercise price in U.S. Dollars of the put option granted to the non-controlling interest in our investment in the Thom Browne group, which is remeasured at fair value at the end of each period. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. For additional information, see Note 28 — Other non-current financial liabilities to the Consolidated Financial Statements included elsewhere in this document. Any appreciation or depreciation in the U.S. Dollar against the Euro results in a corresponding unrealized loss or gain in the Consolidated Statement of Profit and Loss foreign exchange line item. In 2025, the U.S. Dollar depreciation against the Euro resulted in an unrealized gain of €14.7 million for the year ended December 31, 2025. More recently, the first months of 2026 have been characterized by high volatility in foreign exchange markets.
Exchange rate fluctuation may also adversely affect our competitive position as compared to other operators in the luxury goods market, who may incur costs in other currencies with more favorable exchange rates relative to the currencies of our principal markets.
In the Zegna segment, the Tom Ford Fashion segment and, since July 2025, the Thom Browne segment, we seek to manage risks associated with fluctuations in currency through financial hedging instruments, mainly forward contracts or collar (plain vanilla zero cost option) for the sale of foreign currencies. However, there can be no assurance that we will be able to hedge currency related risks successfully, and our business, results of operations and financial condition could nevertheless be adversely affected by fluctuations in market rates, particularly if such fluctuations are extended over time.
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
We have entered into Euro-denominated financing agreements and revolving credit facilities providing for a floating interest rate. As of December 31, 2025, floating rate loans represented approximately 95% of our total borrowings, for a financed amount of approximately €233.4 million. In addition, we also have undrawn Euro-denominated revolving, floating rate credit facilities available. Although we have entered into derivative financial instruments to hedge part of our exposure to interest rate risk, an increase in interest rates during the term of such financing agreements, which would result in higher interest payments thereunder, could have a material adverse effect on our business, results of operations and financial condition. In addition, an increase in the interest rate in different countries could have a material impact on the hedging cost related to derivatives instruments to hedge our exposure in foreign currencies. See “—We are exposed to currency related risks.”
As of December 31, 2025, we had approximately €75.7 million of securities invested in listed and unlisted financial instruments (recorded within other current financial assets). We do not enter into investments for trading or speculative purposes. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk of loss. In connection with our investment activities, we may be exposed to market risk, i.e. the risk of loss related to changes in market prices, volatility, counterparty and liquidity of financial instruments, which could have a material adverse effect on our business, results of operations and financial condition.
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
Geopolitical tensions and uncertainties regarding ongoing conflicts could have a material adverse effect on our business, results of operations and financial condition.

The war between Russia and Ukraine and the military conflicts and tensions in the Middle East, have heightened geopolitical tensions and have had an abrupt impact on the global economy. In general, any acts of terrorism, war, armed conflicts, geopolitical tensions or socio-political upheaval may lead to a slow-down in certain segments of the global economy, escalate the price of certain raw materials or commodities (including energy), and affect the amount of discretionary income available for certain customers, or their propensity, to buy luxury products, as well as reduce the social acceptability of luxury purchases. As a result, the ongoing conflicts and sanctions, any escalation or expansion thereof, and any other similar events could have a material adverse effect on demand for our products, costs, customers, suppliers and the economies of the jurisdictions in which we operate and, in turn, our business and financial results.
With regards to the conflict between Russia and Ukraine, the extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, and could be material and adverse. Many governments around the world, including those of the United States, the European Union, the United Kingdom and other jurisdictions, have imposed sanctions on certain industries and parties in Russia, Belarus and the Ukrainian regions of Donetsk and Luhansk, as well as export controls on certain industries and products, including luxury goods. Certain of these sanctions prohibit the export of luxury goods above a certain value to those regions. Pursuant to the aforementioned sanctions, we have suspended indefinitely deliveries to our franchisees and distributors in Russia. It is uncertain whether and when we will be able to resume deliveries to the Russian market. An expansion of the conflict to other European countries, the United States or other parts of the world, or the worsening of the world economic situation in terms of inflation, energy prices and purchase power, is likely to translate into a lower propensity to spend on luxury good products and potentially impact our business.
On February 28, 2026, the U.S. and Israel conducted coordinated strikes against Iran’s military and governmental targets, which rapidly escalated into a military conflict across the Middle East, including retaliatory strikes by Iran and expanded regional hostilities. Such events, including the escalation or expansion of existing hostilities, could adversely affect our revenues and results of operations. In light of our recent investments to expand our direct operations in the Middle East, if our new stores in the region do not perform in line with the forecasts, we may have to record impairment charges.
Global economic conditions and macro events could adversely impact demand for our products.
Our revenues may be affected by overall general economic conditions within the different countries in which we operate. Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth impacting client demand and appetite for luxury goods, which may negatively impact our revenues and profitability. Furthermore, during recessionary periods, social acceptability of luxury purchases may decrease and higher taxes may be more likely to be imposed on certain luxury goods including our products, which may affect our sales.
We sell our products throughout the world. In particular, we conduct our business in EMEA, the Americas and APAC, with Greater China and the United States being our two largest single markets. Our presence in various international markets exposes us to the risks connected, among other things, with the macroeconomic conditions of the countries in which we operate. Sales could be affected by various events and factors, such as, for example, market instability, natural disasters, the trade environment, stagflation, inflation, interest and tax rates, energy prices, the availability of consumer credit, disposable consumer income, consumer indebtedness level, unemployment and consumer confidence in future economic conditions. As a result, volatile or slowing economic conditions in any of the regions in which we operate may adversely affect our revenues and results of operations in those regions. See also “—Risk factors relating to the Group’s business, strategy and operations—Developments in Greater China and other growth and emerging markets may adversely affect our business” and “—Geopolitical tensions and uncertainties regarding ongoing conflicts could have a material adverse effect on our business, results of operations and financial condition.”
If any of these events, which are difficult to predict, occur, this could have an adverse effect on the demand for luxury goods in a specific country or could cause a contraction in tourist flow, and may have a material adverse effect on our business, results of operations and financial condition.
Significant inflation could adversely affect our results of operations and financial condition.
In recent years, economies around the world have experienced significant inflationary pressures, coupled with government measures to fight inflation and prevent or mitigate economic recessions. While global inflation remains above pre-COVID-19 pandemic levels, recent years have shown a steady and moderate decrease, with inflation recorded in 2025 lower than that recorded in 2024. If inflation increases in the future, we could face further increases in costs for raw materials, energy costs, labor costs or other production costs, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers, or successfully implement other mitigating actions. The foregoing could reduce our profit margins, with a material adverse effect on our results of operations and financial condition. In addition, in high inflationary environments, central banks may increase interest rates as a policy response in order to increase borrowing costs, reduce overall demand and slow inflation.
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
We purchase certain raw materials and finished goods from various countries and we import our products into all the regions in which we operate. Substantially all of our import operations are subject to complex trade and customs laws, regulations and tax requirements. As a result, we are exposed to the risk that changes in trade policies, including the imposition of new customs duties, tariffs, quotas, export controls, or other trade restrictions by countries in which we operate may materially affect our cost of goods sold, operational flexibility and retail prices, and, subsequently, the demand for our products and our profit margins. Because such changes may occur rapidly and with little notice, the magnitude, timing and duration of such impacts are difficult to predict. Even if we implement mitigation measures, we may not be able to fully offset the risks, especially in the near term or under adverse macroeconomic conditions (e.g., global economic slowdown, lower consumer spending, currency fluctuations). Recent global developments, including increases in import tariffs, the possibility of retaliatory tariffs, shifts in trade agreements, and political and regulatory uncertainty, have made trade policy increasingly volatile worldwide. It is unknown whether and to what extent new tariffs will be adopted, or the effect that any such actions would have on our business, financial condition and results of operations, as well as on our industry, or on the purchase ability of consumers globally.
Any significant change or escalation in trade policies, tariffs or customs-related regulations in countries relevant to our supply chain or sales markets could have a material adverse effect on our business, financial condition and impact global economic activity, our global supply chain and/or demand for our products, each of which could materially and adversely affect our business, results of operations and financial condition.
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
In addition, regulatory and enforcement scrutiny of labor practices in the fashion and luxury industry has increased in certain jurisdictions, including Italy, where recent investigations and judicial measures involving third-party manufacturers and subcontractors of certain fashion brands have focused on alleged labor law violations and working conditions in extended supply chains. Although we are not the subject of any such proceedings, similar investigations or enforcement actions could in the future involve our suppliers or other business partners, including indirect suppliers over whom, despite our efforts, we may have limited visibility or control. Any such developments could have material adverse effects on our reputation, business, results of operations and financial condition. See “—Risk factors relating to the Group’s business, strategy and operations—Our business depends on the recognition, integrity and reputation of our brands.”
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
In addition, we are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, and other anti-bribery, anti-corruption and anti-money laundering laws in the countries in which we conduct activities. We and our distribution partners may have direct or indirect interactions with officials and employees of government agencies or state owned or affiliated entities and other third parties where we may be held liable for corrupt or other illegal activities, even if we do not explicitly authorize them. We are also subject to sanctions legislation, which may lead to commercial and economic sanctions, prohibitions and other restrictive measures imposed by the different authorities and governments involved, including the European Union, the United States, the United Nations and other international organizations. See also “—Geopolitical tensions and uncertainties regarding ongoing conflicts could have a material adverse effect on our business, results of operations and financial condition.” From time to time, we may conduct some limited activities in countries subject to sanctions or other restrictive measures. While we believe that our activities are in compliance with the applicable laws and sanctions legislation, including embargoes, we cannot exclude the possibility that we or our distribution partners may violate such laws. Any violation of the foregoing laws could lead to regulatory and/or judicial proceedings and sanctions (including civil penalties, denial of export privileges, injunctions, asset seizures and revocations or restrictions of licenses, as well as criminal fines and imprisonment), which may have a material adverse effect on our reputation, business, results of operations and financial condition.
We are subject to risks associated with climate change and other environmental impacts.
Our business is subject to risks associated with climate change. The widespread impact of climate-related effects can lead to reduced availability or quality of our core raw materials, with consequent possible increases in price or in available volumes for selected top-quality specimen thereby adversely affecting our financial performance. Additionally, the increased frequency and intensity of extreme physical events (including storms, floods and extended periods of drought) and the increase of water scarcity issues, in geographical areas where manufacturing sites, farms and crops are located could also lead to business interruptions in our production processes or at our production facilities, supply chain disruption, scarcity of raw materials and more frequent closures of DOSs or lost sales as customers prioritize basic needs or may not be able to reach our points of sale. Moreover, the impact of climate change and water scarcity on crops could also adversely affect the availability of biomass for animal feed, resulting in scarcity of raw materials (e.g., wool in Australia) and increase in prices. Finally, the increasing introduction of new national and international laws and regulations aimed at reducing the potential impacts of climate change and protecting biodiversity and water availability may hinder our efforts to enter specific markets and may cause increased costs and complexity to comply with new and evolving climate change regulatory requirements and obligations. Any failure on our part to comply with such laws and regulations could lead to adverse consumer actions and investment decisions by investors, as well as expose us to government enforcement action and private litigation. Each of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition.
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
There are social and environmental impacts associated with how the raw materials essential to our business are obtained. The labor practices involved in the sourcing and the manufacturing processes of such raw materials throughout our supply chain may raise issues such as inadequate wages, violation of human and labor rights, poor working conditions, court-imposed preventive or supervisory measures, and the use of forced or child labor. Certain sourcing and manufacturing processes can lead to environmental degradation, including loss of biodiversity, air and water pollution, water scarcity and resource depletion. In addition, the use of certain raw materials, including those of animal origin, and the conditions under which they are sourced, may raise concerns about animal welfare and social acceptability and expose us to potential reputational damage. If our suppliers’ sourcing and manufacturing practices do not comply with applicable laws and regulations, human and labor rights and ethical standards, or are perceived as harmful to animals or the environment, that may lead to public backlash and diminished consumer trust. If we fail to develop a robust network of suppliers that meet our qualification criteria or if we fail to adequately monitor such suppliers’ compliance with applicable laws, our contractual requirements and our ethical and environmental standards, we may struggle to ensure the quality and sustainability of our raw materials or products and may be exposed to investigations, sanctions or other preventive or remedial measures imposed by competent authorities, all of which could ultimately impact our ability to meet consumer expectations and maintain our competitive position. If any of our suppliers fails to comply with our requirements on traceability of raw materials or sourcing methods, we may be unable, in a commercially reasonable time, to replace such supplier with another supplier capable of ensuring equivalent quality and quantitative standards, and we may be unable to procure the relevant raw materials on similar or more favorable commercial terms. Any of these factors may result in disruption to our supply chain, delays in our production activities, increased costs and reputational damage. Furthermore, our supplier’s failure to meet our requirements may affect also our ability to complete the calculation and disclosure of our progress against our sustainability strategy and ESG goals, which could potentially have an adverse impact on the ESG ratings we receive from ESG rating agencies.
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

Imposition of any additional taxes and levies on our products could adversely affect the demand for our products and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments, or import or tariff policies, could also adversely affect our results of operations. Considerable uncertainty surrounds the introduction and scope of tariffs by countries around the world, as well as the potential for trade actions, and the imposition of tariffs and trade restrictions as a result of international trade disputes or changes in trade policies may adversely affect our sales and profitability. See also “—Risk factors relating to the industry in which the Group operates—If new trade restrictions are imposed or existing restrictions become more burdensome, we may be unable to sell our products profitably in certain countries.” The occurrence of any of the above may have a material adverse effect on our business, results of operations and financial condition.
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
Changes in tax laws or regulations, or in the position of the relevant Italian and non-Italian authorities regarding the application, administration or interpretation of these laws or regulations, particularly if applied retrospectively, could have a material adverse effect on our business, results of operations and financial condition. For instance, on December 27, 2023, Italian Legislative Decree No.209/2023 adopted a tax reform on international taxation, including the implementation into Italian domestic law of Council Directive (EU) 2022/2523 (the “Pillar Two Directive”). The Pillar Two Directive was designed to transpose into binding EU law the so called “Pillar Two” of the Two-Pillar Solution to Address the Tax Challenges of the Digitalisation of the Economy, agreed upon by over 130 jurisdictions under the Organisation for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting (the “OECD/G20 Inclusive Framework”), which provided for the introduction of a global minimum tax at a rate of 15%. Under the Italian tax reform, in-scope multinational enterprise groups are subject to a top-up tax of at least 15%.
Although at this stage such reform has not led to material adverse tax consequences for us, in the future we could become subject to a significant top-up tax. In addition, we have noticed additional tax compliance burden.
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
We intend to maintain our management and organizational structure in such a manner that (i) our place of effective management would be in Italy and we should be regarded as a tax resident of Italy for Italian domestic law purposes; (ii) we should be considered to be exclusively tax resident in Italy for purposes of the applicable tax treaties, including the Convention between the Kingdom of the Netherlands and the Republic of Italy for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the “Italy-Netherlands Tax Treaty”), and (iii) we should not be regarded as a tax resident of any jurisdiction other than Italy for purposes of the domestic tax laws of such jurisdiction or for the purposes of any applicable tax treaty. However, the determination of our tax residency depends primarily upon our place of effective management, which is largely a question of fact, based on all relevant circumstances. Therefore, no assurance can be given regarding the final determination of our tax residency by tax authorities. In addition, changes to applicable laws and income tax treaties, including a change to the provisional reservation made by Italy under the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) made at the time of signing the MLI with respect to Article 4 (Dual Resident Entities) of the MLI, or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), may have a bearing on the determination of our tax residency and the consequent tax treatment.
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
Our dividends are generally subject to Italian dividend withholding tax. We believe that our dividends are not subject to Dutch dividend withholding tax, regardless to whom they are made, because the rule based on which a company incorporated under Dutch law is deemed to be a Dutch tax resident should not apply to a company incorporated under Italian law and converted into a Dutch company, such as the Company. This view has been confirmed by the Dutch tax authorities in a tax ruling, which was obtained in September 2022 and covers the tax years from January 1, 2022 to December 31, 2026. After we obtained the tax ruling, the Dutch State Secretary of Finance issued Decree of June 16, 2023, no. 2023-11648 (Besluit toepassing voorschriften internationaal belastingrecht in de winstsfeer), paragraph 4.1, which confirmed the same principle. Prior to the expiry of the current tax ruling, we intend to submit a new tax ruling request to renew the current position that, in light of the aforementioned principle, our dividends are not subject to Dutch withholding tax.

The consequences of the loyalty voting program are uncertain.
No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposition of Special Voting Shares under the Company’s loyalty voting program should be treated for Italian or U.S. tax purposes and, as a result, the tax consequences in those jurisdictions are uncertain.
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
The tax treatment of the loyalty voting program is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of Special Voting Shares. See “Item 10.E—Taxation— Material United States Federal Income Tax Considerations—Loyalty Voting Program and Special Voting Shares” for further discussion.
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
Furthermore, Italian Law no. 190/2014, as subsequently amended and supplemented, introduced an optional Patent Box regime in the Italian tax system. The Patent Box regime is a tax exemption related to, among others, the use of intellectual property assets. Business income derived from the use of each qualified intangible asset is partially exempted from taxation for both IRES and IRAP purposes. We have applied the Patent Box tax regime for the 2015-2021 tax period, in line with applicable tax regulations in Italy. The amount of the tax benefits that we have received from the Patent Box Regime is subject to uncertainty to the extent that, given the complexity of such regime, the tax authorities could challenge our application the relevant rules.
The Patent Box tax regime has been revised and the current regime no longer provides for a partial exemption of the business income derived from the use of qualified intangible assets. Under the new regime, the amount of qualifying expenses, relevant for both IRES and IRAP purposes, is increased by 110%. Qualifying R&D expenses are those related to copyrighted software, patents, designs and models used directly or indirectly by the taxpayer to carry on its business activity. The election for the regime is valid for five tax years (and can be renewed). The election cannot be revoked. We have applied for the new Patent Box Regime for the tax period from 2022 to 2026 and we may renew the election in the future.
Changes to any of the foregoing regulations or interpretation thereof might adversely affect the availability of such exemptions and result in higher tax charges, which may result in a material adverse effect on our business, results of operations and financial condition.
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

Although we believe that our transfer pricing policies are compliant with the international tax laws, due to the complexity of these rules and the uncertainties in their interpretation, the tax authorities might challenge the prices of certain of our intercompany transactions and propose transfer pricing adjustments. Consequently, such adjustments may increase the related taxes and impose penalties and late payment interests, which may result in a material adverse effect on our business, results of operations and financial condition.
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
The price of Ordinary Shares may fluctuate due to a variety of factors, including: variations in our operating performance and the performance of our peers in general; actual or anticipated fluctuations in our annual or interim operating results; publication of research reports by securities analysts about the Group or our competitors or the luxury goods industry; the public’s reaction to our press releases, other public announcements and filings with the SEC; our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market; the impact of global health crises on the global economy; additions and departures of key personnel; changes in laws and regulations affecting our business; commencement of, or involvement in, litigation involving us; mergers, acquisitions or significant corporate restructurings; harm to our reputation, including due to dissemination by third parties of information that is untrue or defamatory; changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; changes in investors’ market risk premium and resulting potential changes in their asset allocation strategies; the volume of Ordinary Shares available for public sale; general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, inflation, international tariffs, social, political and economic risks and acts of war or terrorism, and the other factors described in this “Item 3.D—Risk Factors.” These market and industry factors may materially reduce the market price of Ordinary Shares regardless of the Group’s operating performance.
In addition, the price of our Ordinary Shares may be depressed in case of substantial sales of our Ordinary Shares by shareholders or the anticipation by the market of a possible sale. Pursuant to the Temasek Investor Rights Agreement, Temasek and certain of its affiliates are subject to a 36-month lock-up with respect to 26,821,043 Ordinary Shares acquired by them. Such lock-up will expire on July 30, 2028, from which date Temasek and its affiliates will be able to sell such Ordinary Shares. See “Item 10.B—Memorandum and Articles of Association—Registration Rights, Investor Rights and Lock-Up Arrangements.”
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
The implementation of the Company’s loyalty voting program could reduce the trading liquidity and adversely affect the trading prices of the Ordinary Shares. The loyalty voting program is intended to reward shareholders for maintaining long-term share ownership by granting persons holding Ordinary Shares continuously for at least two years the option to elect to receive Special Voting Shares. Special Voting Shares cannot be transferred (except in very limited circumstances) and, if Ordinary Shares participating in the loyalty voting program are transferred they must be deregistered from the Loyalty Register and any corresponding Special Voting Shares transferred to us for no consideration (om niet). See “Item 10.B—Memorandum and Articles of Association—Loyalty Voting Structure.” This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by shareholders that may be interested in participating in the loyalty voting program. Therefore, the loyalty voting program may reduce liquidity in Ordinary Shares and adversely affect their trading price.
Our majority shareholders exercise control over the Company, which may limit other shareholders’ ability to influence corporate matters and could delay or prevent a change in corporate control. The interests of our majority shareholders may differ from those of our other shareholders.
At March 6, 2026, Monterubello held approximately 56.90% of the Ordinary Shares issued and outstanding and 71.50% of our voting power. Please see “Item 7.A—Major Shareholders.” As a result, Monterubello is able to influence our management and affairs and control the outcome of matters submitted to our shareholder meetings for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. In addition, the loyalty voting program established by the Articles of Association may make it more difficult for a third party to acquire, or attempt to acquire, control of the Company, even if a change of control were considered favorably by shareholders holding a majority of Ordinary Shares. As a result of Monterubello’s ownership and the loyalty voting program, a relatively large proportion of the voting power in the Company could be concentrated in a relatively small number of shareholders who would have significant influence over the Company. Monterubello and other shareholders participating in the loyalty voting program may have the power to effectively prevent or delay change of control or other transactions that may otherwise benefit the Company’s shareholders, which may also prevent or discourage shareholder initiatives aimed at changing the Company’s management or strategy or otherwise exerting influence over the Company. In addition, Monterubello will exercise its voting power in its own interest, which may not be in line or even be in conflict with the interests of the remaining shareholders.
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
As a “foreign private issuer” the Company is exempt from rules under the Exchange Act, that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act and the rules under the Exchange Act relating thereto. Moreover, the Company is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning the Company than there is for U.S. public companies.

If we fail to maintain an effective system of internal controls, this could result in material misstatements in our consolidated financial statements and a failure to comply with applicable laws and regulations, which may adversely affect our business and the price of our securities.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. As disclosed in our annual reports on Form 20-F filed with the SEC in prior years, we previously identified certain material weaknesses in our internal control over financial reporting, most recently as of December 31, 2024. While we have been able to remedy such material weaknesses and we concluded that, as of December 31, 2025, our internal control over financial reporting was effective, we may fail to maintain effective controls in the future.
Material weaknesses in our internal control over financial reporting could result in a misstatement of our accounts or disclosures, which may result in a material misstatement in our annual or interim consolidated financial statements. If we identify additional material weaknesses in the future, fail to remediate such material weaknesses, or otherwise fail to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate consolidated financial statements, which may subject us to adverse regulatory consequences and adversely affect investor confidence in us and, as a result, the price of our securities and our ability to access the capital markets and other forms of financing in the future.
For further details on previously identified material weaknesses and the remediation steps that we have taken to remediate them, see “Item 15.—Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting.”
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

ITEM 4 INFORMATION ON THE COMPANY
A.History and Development of the Company
Ermenegildo Zegna N.V. is a Dutch public limited liability company (naamloze vennootschap) and is the parent company of the eponymous Group. The company results from the cross-border conversion of Ermenegildo Zegna Holditalia S.p.A., an Italian joint stock company (società per azioni) which, on December 17, 2021, transferred its legal seat from Italy to the Netherlands and amended its articles of association.
The Ermenegildo Zegna Group, named after its founder Ermenegildo Zegna was established in 1910 in Trivero (Biella), Northern Italy. The Group was born from a vision: not only to weave the world’s finest fabrics but to create a future where craftsmanship, community, and nature coexist in perfect harmony. With this vision, at the beginning of the twentieth century, Ermenegildo built not only a world-class wool mill but also a thriving community, schools, a hospital and gym facilities for his employees and their families. He carved roads through the mountains to connect people to opportunities and long before sustainability became a necessity, he began reforesting a barren landscape, transforming it into the lush and vibrant Oasi Zegna, a living testament to his deep respect for nature.
For 116 years, the Group’s business has been guided by his commitment to entrepreneurship, quality, and responsibility. More than a century later, this spirit endures. The Ermenegildo Zegna Group is not just custodian of three authentic brands and a unique Italian Filiera (integrated supply chain), we are also custodians of a greater purpose: to enhance the world around us. At Ermenegildo Zegna Group, in fact, we believe that true luxury is not just about what we create, but how we create it, with integrity, care, and a promise to give back.
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
This mission has been carried forward through four generations of the Zegna family, with members of the fourth generation now also in leadership positions, continuing a legacy that began with the foundation of a small wool mill in Trivero in 1910.
In the 1980s, the ZEGNA internationalization strategy continued with the opening of the first boutique in Paris (1980), followed by boutiques in Milan (1985), New York (1985), London (1987), Tokyo (1989), Beijing (1991) and Hong Kong (1993), making Ermenegildo Zegna one of the first luxury brands to establish a presence in Greater China.
The Company was incorporated as an Italian joint stock company (under the name Ermenegildo Zegna Holditalia S.p.A.) in 1984, being the conversion of a limited partnership called Ermenegildo Zegna e Figli S.a.s.
Between 1979 and the 1990s, the third generation of the Zegna family entered the business. In 1998, Angelo’s son, named Ermenegildo (Gildo) Zegna, and Aldo’s son, Paolo, became the co-Chief Executive Officers. In 2006, Gildo Zegna became the sole Chief Executive Officer. Under Gildo Zegna’s leadership, the Company began a strategy of brand extension, both organically and through strategic acquisitions, as well as full verticalization of its supply chain. As of January 1, 2026, Gildo Zegna has assumed the role of Group Executive Chairman while Edoardo and Angelo Zegna, members of the fourth generation of the Zegna family, have been appointed Co-Chief Executive Officers of the ZEGNA brand. Prior to then, Angelo Zegna served as CEO of ZEGNA’s EMEA region and Global Client Strategy Director, while Edoardo Zegna served as Chief Marketing and Digital Officer of the ZEGNA brand as well as Group Sustainability Officer.
Over the years, the Group acquired equity interests in a number of specialized textiles manufacturers as illustrated in the image below, thus creating its “Made in Italy Luxury Textiles Platform” and enhancing control over its textile supply chain.

The Made in Italy Luxury Textiles Platform Acquisitions
______________________
Note: Percentages above refer to the equity interest currently owned by the Group.
The Group’s expansion continued with the acquisition of Thom Browne and the TOM FORD FASHION business.
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
On April 28, 2023, the Company completed the acquisition of the remaining 85% equity interest of Tom Ford International (“TFI”) that it did not already own (the “TFI Acquisition”), as a result of which the Company now owns 100% of TFI, the company that owns and operates the TOM FORD FASHION business, as part of a transaction in which sole ownership of the TOM FORD brand, its trademarks, and other intellectual property rights have been acquired by The Estée Lauder Companies Inc. (“ELC”) and TFI has become a long-term licensee of ELC for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, by virtue of a long-term licensing and collaboration agreement with ELC for 20 years subject to renewal at TFI’s option for one further 10-year period subject to certain minimum performance conditions. The Group is in charge of the end-to-end TOM FORD FASHION business, from collection creation and development to production and merchandising, as well as retail and wholesale distribution. The TOM FORD FASHION business, under the Group, operates a network of 66 directly operated stores globally at December 31, 2025.
For information relating to the purchase price allocation of the TFI Acquisition, see Note 39 — Business combinations to the Consolidated Financial Statements included elsewhere within this Annual Report.
On December 17, 2021, the Group consummated the Business Combination. In connection with the Business Combination, on December 20, 2021, the Company’s Ordinary Shares started trading on the NYSE under the symbol “ZGN”.
Immediately prior to the consummation of the Business Combination, the Company (at the time Ermenegildo Zegna Holditalia S.p.A., an Italian joint stock company) implemented the Conversion and became a Dutch public limited liability company (naamloze vennootschap), upon which it changed its name to Ermenegildo Zegna N.V. and underwent a share split.

B. Business Overview
The Ermenegildo Zegna Group is a global luxury player, with a leading position in the high-end menswear business, internationally recognized for its unique supply chain, the Filiera, made up of some of the finest Italian textile producers, fully integrated with the Group’s unique luxury manufacturing capabilities.
Grounded in a centenary thoughtful vision and a spirit to think and act inclusively and responsibly, the Ermenegildo Zegna Group over the years has continued to uphold its legacy - be a true innovator with an uncompromising focus on quality – while caring for the protection of the environment and nurturing the communities around its business.

Legacy, Italian craftsmanship, quality and innovation are key ingredients of its three complementary brands: ZEGNA, Thom Browne and TOM FORD FASHION. Through them, the Group’s reach expands to touch different communities, from the absolute iconic luxury, with its eponymous brand ZEGNA, to modern tailoring, with Thom Browne, to seductive luxury, with TOM FORD FASHION. Through its brands, the Group designs, produces, markets and distributes luxury menswear, footwear, leather goods and other accessories, luxury womenswear (under the Thom Browne and TOM FORD FASHION brands) and children’s clothing (under the Thom Browne brand). The three brands also have selected third-party license agreements for specific product categories. Thanks to its Filiera, the Group covers the entire value chain from the production of the finest raw materials - under the brands Lanificio Ermenegildo Zegna, Dondi, Bonotto, Tessitura di Novara, Tessitura Ubertino, as well as the minority-owned Filati Biagioli Modesto and Luigi Fedeli & Figlio - to the finished products realized in its luxury manufacturing facilities.

The Group operates in three segments: the Zegna segment (comprising three product lines: ZEGNA brand, Textile and Other, which mainly relates to agreements with third party brands), the Thom Browne segment and, following the TFI Acquisition in 2023, the Tom Ford Fashion segment.

The following charts show consolidated revenues by segment for the years ended December 31, 2025, 2024 and 2023.

Consolidated revenues by segment and by geographic area (€ millions, except percentages)
______________________
Note: Revenues excluding intersegment eliminations, which were equal to €32.2 million in 2025, €31.5 million in 2024 and €33.3 million in 2023

The Group distributes its products worldwide and has a well-balanced presence among all its regions.

The following charts provide a breakdown of consolidated revenues by geographic area for the years ended December 31, 2025, 2024 and 2023.
_____________________
Note: EMEA comprises Europe, the Middle East and Africa.
Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
Revenues excludes “other revenues”, mainly royalties, for €3,050 thousand in 2025, €2,343 thousand in 2024 and €2,958 thousand in 2023.

Industry
Industry information contained in this section is based on the Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2025 (the “Bain-Altagamma Study”), unless otherwise indicated.
The Ermenegildo Zegna Group operates in the personal luxury goods market, which includes the following product segments: accessories, jewelry, beauty, apparel and watches. By product, we primarily focus on the apparel and accessories segments of the personal luxury goods market. The luxury textiles market, which accounts for 7% of the Group’s consolidated revenues after eliminations, is not discussed in this section.
Demand in the personal luxury goods market, especially in the absolute luxury segment, is characterized by a low price-sensitivity. Instead, demand is more likely driven by tangible and intangible factors which fuel brand equity and desirability. Brand equity is made of several important components, including heritage, exclusivity, recognizability, quality, and experience.
According to the Bain-Altagamma Study, in 2025 the global personal luxury goods market had a total estimated value of approximately €358 billion. After a steady growth for more than two decades with a compound annual growth rate (“CAGR”) of approximately 6% from 1996 to 2019 and approximately 5% from 2019 to 2024, the personal luxury goods market experienced a mild decrease in 2024 (approximately -2% as compared to 2023) and is expected to decrease by approximately 2% in 2025 as compared to 2024, in each case at current exchange rates.

The chart below sets forth the evolution of sales in the global personal luxury goods market from 1996 to 2025 (the data for 2025 being an estimate).
Personal Luxury Goods Market Evolution – €bn

Source: Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2025, dated November 20, 2025.

The Bain-Altagamma Study estimates the personal luxury goods market to reach the range between €365-375bn in 2026 with a growth of 3-5% at constant exchange rates as compared to 2025, with the United States leading the growth, supported by robust financial markets, Europe and Japan demonstrating continued resilience and China progressing with a steady recovery.

The personal luxury goods market is characterized by significant barriers to entry, such as, among others: (i) brand heritage, which is embodied by unreplaceable assets like a brand’s history, values and DNA; (ii) brand equity, which is the perception of the uniqueness and high reputation of a brand, built over time with, among the others, important investments in advertising; (iii) know-how, characterized by many aspects of the “saper fare” (savoir faire) starting from the design and innovation capacity through the ability to provide products with a superior quality and an utmost experience for clients, and (iv) a high-end distribution network, which embraces prime locations in the most important, highly competitive, luxury streets and malls.
Group Competitive Strengths and Strategic Vision
Competitive Strengths
As Ermenegildo Zegna Group, we operate in the personal luxury goods market. Although in this arena we compete with other global companies, we believe we have unique advantages to successfully further strengthen our presence and leading position. Heritage, Italian craftsmanship, undisputed legacy along with a portfolio of complementary brands with significant untapped growth potentials represent strong and prime assets for the Group.
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
Luxury Menswear Leadership

The Ermenegildo Zegna Group has a consolidated leadership position in luxury menswear, rooted on its 116-years of history. This undisputed legacy, along with a portfolio of unique and complementary brands, constitutes the Group’s main competitive strength. ZEGNA has evolved from being one of the most recognized brands in men’s tailoring to become an iconic brand in the men’s timeless luxury segment with a top-class retail network in the most important luxury streets and shopping malls. The addition of Thom Browne in 2018 and TOM FORD FASHION in 2023 has further strengthened the Group’s leadership by capturing distinctive and complementary segments of clientele, including also women, while leveraging on the Group’s textile and manufacturing know-how.
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
The textile platform, integrated with state-of-the-art manufacturing capabilities, represents a key competitive advantage that the Group can offer to the brands in its portfolio. It also constitutes a significant barrier to entry in the strategic Su Misura (Made-to-Measure) business. The Group offers personalized Su Misura products for its three brands with best-in-class lead time ranging from 2 weeks in certain key stores (particularly for ZEGNA) to 4 or 6 weeks. Management believes that the breadth of the offering and the lead times, as well as the service quality and the experience provided to customers, are setting standards in the industry. These services enable us to cultivate meaningful client relationships, develop a loyal customer base and drive new customer engagement.
Complementary Portfolio of Uniquely Positioned Luxury Brands
Ermenegildo Zegna Group is made of three brands complementary across styles, occasions of use, and aesthetic.
ZEGNA. The Group’s eponymous brand is a leading brand in the men’s timeless luxury segment. Authenticity represents the brand’s core and true value. The brand’s authenticity is grounded not only on 116 years of unique heritage but also in a responsible vision that began at its foundation and has been passed down through the generations, ensuring that giving back, responsibility towards the environment and community well-being remain key values for the brand. An expression of this vision is a freely accessible natural area covering approximately 100 square kilometers from the small village of Trivero, where the Group originated, to the peaks of the Biella Alps in Italy. This area was created by the Group’s founder around 100 years ago and rebranded “Oasi Zegna” in 1993. Oasi Zegna has been and continues to be an important source of inspiration for the ZEGNA brand’s collections and for the brand iconic products.
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
World-Class International Retail Network
The Group’s international retail network and its clienteling business model put the customer at the center. We believe that only a controlled distribution network, along with a unique Customer Relationship Management (CRM) expertise, can provide a distinctive, world class experience to its clients. As of December 31, 2025, the Group has developed an international network of 471 Directly Operated Stores (DOSs) in 35 countries around the world, accounting for 76% of consolidated revenues in 2025. The Group’s strengthening of the DTC channels will continue to remain a significant pillar of its future growth strategy for all its brands, ZEGNA being the most advanced on this journey.

Strategic Vision
The Ermenegildo Zegna Group intends to reinforce and extend its leading position in the luxury market by continuing to develop its three brands in their unique and highly complementary reference markets, strengthening its one of a kind Filiera, while always seeking to respect the planet and foster its community. In particular, the Group intends to:
a.Continue nourishing ZEGNA as a reference brand in the timeless luxury menswear business, focusing on the top end of the customers’ pyramid through an increasingly elevated and personalized product offering and an even more selective clienteling journey;
b.Support the rebalance of Thom Browne’s distribution channels, focusing on strengthening its DTC presence, while fostering the brand’s global business expansion, in particular in North America, and developing further the womenswear collections and leather goods accessories business, always respecting the Brand’s authenticity and unique DNA;
c.Continue to work on aligning the business of TOM FORD FASHION to the brand’s world-wide awareness and allure in the luxury sector and support the creative designer’s brand vision, consistent with the DNA of the brand;
d.Further integrate all corporate functions to enhance alignment and fully leverage the potential of our brands;
e.Consistently pursue a sustainable development of the Group’s business, leveraging on its superior Made-in-Italy integrated know-how. Respect for the planet, community and diversity support and traceability are some of the most important pillars for the Group’s future growth. In addition, the Group aims at investing in its directly controlled Made-in-Italy luxury textiles and manufacturing platform, which represents a strategic competitive advantage fueling quality, speed, and innovation capacity.
Group Business Model
The Group carries out its business activities through three operating segments:
1.the Zegna segment, which includes all activities related to the following product lines: (i) ZEGNA brand, (ii) Textile and (iii) “Other” (which primarily consists of the results from the sales of finished garments to third-party brands);
2.the Thom Browne segment, which includes all activities related to the Thom Browne brand, and

3.the Tom Ford Fashion segment, which includes all activities related to the TOM FORD FASHION (TFF) business, which became part of the Group following the TFI Acquisition.

Prior to the TFI Acquisition (completed on April 28, 2023), the Ermenegildo Zegna Group was organized in two segments: the Zegna segment and the Thom Browne segment.
Zegna segment
ZEGNA brand
For the years ended December 31, 2025, 2024 and 2023, the ZEGNA brand generated revenues equal to €1,181,583 thousand, €1,163,722 thousand, and €1,109,491 thousand, respectively, representing 61.6%, 59.8% and 58.3% of our revenues after eliminations. The ZEGNA brand products include luxury leisurewear, footwear, formalwear, leather accessories and other products.
Collections. Since 2022, ZEGNA’s collections have evolved from primarily pure formalwear to include a new definition of men’s style often referred to as “luxury leisurewear”: an understated, versatile wardrobe in which the utmost ZEGNA quality is combined with performance and comfort, designed to meet the changing preferences of customers and their demand for greater comfort, modern aesthetic, excellent quality and product and style durability.

In the meantime, management has also pursued the creation of iconic timeless products, such as the Triple Stitch family in the footwear category, the Oasi collections (Oasi Cashmere and Oasi Lino) and the Vellus Aureum collection, made of an innovative, highly versatile fabric crafted from the finest and rarest wool in the world and used to create entire collections of unique pieces. In 2025, the brand launched its first tailoring-focused advertising campaign in five years, titled “It’s not a suit, it’s a ZEGNA!”, introducing the Torino style, a silhouette inspired by the founder’s wardrobe. The Torino suit carries the distinctive features of the original design Ermenegildo Zegna created with his tailor: structured shoulders, wide lapels, rounded pockets, and three-button sleeves, all crafted with couture-level precision.
Along with the evolution of its collections, management continues to focus on and strengthen the offering of unique Su Misura (Made-to-Measure) collections, including through initiatives such as VILLA ZEGNA and Suite ZEGNA, temporary by-invitation-only stores or events, and the openings of Salotto, permanent by-invitation-only ZEGNA stores.

The vertical integration of the Group’s supply chain represents a unique enabler for the evolution of ZEGNA collections.
ZEGNA brand collections include:
–Luxury Leisurewear. A versatile wardrobe of ready-to-wear garments built on the brand’s tradition of excellence and designed to face the needs of a man living in a fast-paced world. ZEGNA luxury leisurewear ranges from knitwear to jeans, jersey and shirts, fabric and leather outerwear and accessories.

–Tailoring. ZEGNA is historically known for being at the forefront of men’s tailoring with its iconic suits. The ZEGNA ready-to-wear formalwear offering ranges from formal suits to tuxedos, shirts, blazers, formal coats, accessories up to new evolutions of formalwear represented by chore jackets.

–Su Misura (Made-to-Measure). ZEGNA’s offer for both luxury leisurewear and formalwear also includes the Su Misura service, whereby customers may, following a meeting with a style advisor, order their custom-made garments with their fabric, style and finish of choice. This service is available not only for suits, but also for shoes, outerwear, shirts, pants, knitwear, denim and jersey.
–Footwear and Leather Accessories. ZEGNA’s footwear offer has shifted from a prevalence of more formal shoes towards the increasing importance of highly recognizable Made-in-Italy luxury casual sneakers (such as the Triple Stitch family). ZEGNA also provides customers with the possibility to customize their preferred shoes through our Su Misura service. Leather accessories comprise bags, belts and small leather accessories.
–Other ZEGNA brand products. ZEGNA licenses its brand to third parties for the manufacturing and distribution of eyewear and fragrances. All licensed products are generally sold by ZEGNA through its DTC channel and by the licensing partners to wholesale customers and to other prestigious retailers.
ZEGNA collections, designed to define how the modern man should dress for different occasions, are organized in two seasons (Fall/Winter and Spring/Summer) and includes continuative products (called “Essentials”) which are generally cross-season models. The brand recently moved from a pure traditional approach with one or two seasonal deliveries in store to the introduction of monthly drops of part of the collections with a 360 degree activation among all touch points, from communication, windows, and clienteling actions.
All the agreements governing licensed products provide for obligations for licensees to comply with high quality standards, to ensure that ZEGNA licensed products are available at selected prestigious points of sale and that they are timely delivered to the distribution network. The agreements have a fixed term and do not contain an automatic renewal mechanism. See “Item 3.D-Risk Factors-Risk factors relating to the Group’s business, strategy and operations-We could be adversely affected if we are unable to negotiate, maintain or renew our license or co-branding agreements with high end third party brands.”
ZEGNA Brand Strategy
With the 2022 rebranding, ZEGNA’s brand journey has evolved in a clear direction: strengthening its positioning as a reference menswear brand in timeless luxury. The new logo and distinctive signifier introduced in 2022 were designed to be iconic and immediately recognizable. The so-called “One Brand Strategy”, together with the launch of important collections such as Oasi Cashmere, Oasi Lino, and, more recently, Vellus Aureum, has enabled the brand to enrich its sales mix toward the top end of the luxury goods pyramid and has provided additional opportunities to support its expansion and reach new clients.
Client centricity and experience are important pillars of ZEGNA’s brand strategy. Management intends to continue developing a uniquely recognizable ZEGNA retail experience, fully designed around customers’ needs and capable of conveying the brand’s values, heritage, and unique legacy. Over the past few years, the ZEGNA customer journey has evolved from engagement solely during purchase transactions to creating deep relations and providing immersive experiences centered on the brand’s history, craftsmanship, and values.
An example of this journey is the VILLA ZEGNA project, a temporary by-invitation-only event. The project began with the launch of the Oasi Zegna book in Milan, in April 2024, and subsequently moved to Shanghai in May 2024, New York City in September 2024, Dubai in June 2025 – where the event was paired with the first ZEGNA fashion show held outside of Italy, a milestone moment for the brand in one of the most vibrant and fast‑growing luxury markets – and in Miami, in December 2025, during Art Basel Miami. In 2025, ZEGNA also entered into a collaboration with Art Basel, becoming one of its official partners.
In 2025, ZEGNA further evolved its personalized customer journey with the opening of its first Salotto in March, a by‑invitation‑only space where guests may purchase Su Misura dedicated collections while enjoying their time in a truly personalized ZEGNA environment. During the year, the brand inaugurated four Salotti, located in SKP Beijing, Plaza 66 Shanghai, Paragon Singapore, and the Dubai Mall.
Textile Product Line
For the years ended December 31, 2025, 2024 and 2023, the Textile product line generated revenues after eliminations equal to €134,229 thousand, €138,153 thousand and €150,986 thousand, respectively, representing 7.0%, 7.1% and 7.9% of our revenues after eliminations. The Textile product line is engaged in the design, manufacturing and sale of luxury fabrics under the brands Lanificio Ermenegildo Zegna, Dondi, Bonotto, Tessitura di Novara, Tessitura Ubertino. We believe that the exceptional quality of the textiles used in our garments is one of the principal reasons for the success of the Group through the years. The Group also holds a minority interest in Filati Biagioli Modesto (48.5%) and acquired a 15% interest in Luigi Fedeli & Figlio S.r.l., the world-renowned maker of fine Italian knitwear and yarns.
The activities of the Textile product line are focused on the research and development of excellence in all of our fabrics, in terms of product quality, style, design, and technical features.
Some of the fabrics are developed exclusively for the ZEGNA brand, including those used for the Oasi Cashmere Oasi Lino and Vellus Aureum collections. The Group otherwise sells fabrics both to the Thom Browne and Tom Ford Fashion segments, and to third party customers, which include other luxury brands, specialized players or tailoring businesses. The textile division regularly takes part in fairs and exhibitions to market the products. In addition, it has a global network of sales representatives that assist with the distribution of such products to tailors worldwide.
Lanificio Ermenegildo Zegna, the wool mill founded in 1910 in Trivero, Italy, has been the backbone of the Group’s internationally renowned fine textiles by carefully balancing science with nature and craftsmanship with technology. As a result, Lanificio Ermenegildo Zegna has pioneered sophisticated men’s fabrics that are lighter, smoother, more refined, and with improved performance and functionality.
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
Dondi (in which we acquired a 65% interest in 2019) is a leader in manufacturing high-quality jersey fabrics for men and women, all Made-in-Italy. Dondi’s production cycle covers the phases from fabric design to distribution. Dondi counts among its customers not only the Group’s companies, but also some of the most prestigious brands in the fashion world. Dondi’s production facilities are based in Carpi, Italy.

Tessitura Ubertino (in which we acquired a 60% interest in June 2021) is a boutique weaving mill based in Pratrivero, Italy. Founded in 1981 by Adalgiso Ubertino, Tessitura Ubertino has been creating premium quality fabrics for women, such as tweed and jacquard, for over 30 years and today it supplies fabrics to major fashion brands.
“Other” Product Line
For the years ended December 31, 2025, 2024 and 2023, the Other product line generated revenues after eliminations equal to €15,610 thousand, €15,546 thousand and €30,131 thousand, respectively, representing 0.8%, 0.8% and 1.6% of our revenues after eliminations. The Other product line is primarily engaged in the manufacturing and the supply of apparel for men to Dunhill and Gucci, and represents a marginal part of the business with limited impact on the Group’s results. Until the closing of the TFI Acquisition, the Other product line was also involved in the manufacturing of menswear under the TOM FORD brand.
Thom Browne segment
For the years ended December 31, 2025, 2024 and 2023, the Thom Browne segment generated revenues after eliminations equal to €268,469 thousand, €314,712 thousand and €378,410 thousand, respectively, representing 14.0%, 16.2% and 19.9% of our revenues.

Thom Browne is a renowned luxury brand founded by Mr. Thom Browne in 2003 in New York. Its product offering spans across menswear, womenswear, childrenswear and accessories.
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
In 2018, the Group completed the acquisition of an 85% shareholding of Thom Browne Inc., the holding company of the Thom Browne business. In June 2021, the Group acquired an additional 5% equity interest in Thom Browne Inc and on June 6, 2024, Mr. Thom Browne exercised his put option to sell to the Group an additional 2% of Thom Browne Inc., for consideration of $25 million (€22.8 million), following which the Group holds 92% of the share capital of Thom Browne Inc. Under a put option agreement between Ermenegildo Zegna Group and Mr. Thom Browne, Mr. Thom Browne has the right, but not the obligation, to sell to the Company the remaining 8% of the share capital of Thom Browne Inc. not owned by the Group, in two tranches representing 5% and 3% that are based on the 2028 and 2030 EBITDA of the Thom Browne group, respectively (subject to potential deferral until 2032).
Each year Thom Browne offers pre-collections and main collections, organized into two seasons: Fall/Winter and Spring/Summer.
Strategy. The brand aims to continue leveraging on its unique proposition strengthening its brand equity in menswear and, even more, in womenswear and leather goods, continuing to develop iconic styles while maintaining a creative, thought-provoking design style with strong tailoring aesthetics and an innovative communication approach.
The brand has five main growth levers:
•Increasingly shift towards a DTC-driven organization;
•Enhance brand awareness in key regions (particularly in the United States) and among fashion enthusiasts;
•Rebalance classics (evergreen) and seasonal collections while strengthening the four-bar trademark;
•Boost expansion in underpenetrated categories, in particular in womenswear, shoes and leather goods, while reinforcing strength in the core categories (sleeve units, knitwear, jersey and outerwear);

•Maintain a highly selective presence in the wholesale distribution channel with the aim of developing long-term valuable partnership with tier 1 wholesalers.
Tom Ford Fashion segment
For the years ended December 31, 2025, 2024 and 2023, the Tom Ford Fashion segment generated revenues after eliminations equal to €317,056 thousand, €314,514 thousand and €235,531 thousand (since the consolidation in April 29, 2023) respectively representing 16.5%, 16.2% and 12.4% of our revenues, after eliminations.
TOM FORD is an iconic brand, founded in 2005, perceived as an influential voice in the global luxury industry. The TOM FORD FASHION collections enjoy a seductive, elegant and bold aesthetic characterized by absolute product excellence and impeccable fit.
Since its foundation, the TOM FORD brand partnered with The Estée Lauder Companies Inc. and Marcolin to develop TOM FORD beauty, perfumes and eyewear products. In 2008 and 2010 respectively, TOM FORD launched menswear, in collaboration with the Ermenegildo Zegna Group, and womenswear. On April 28, 2023, the Estée Lauder Companies Inc. completed the acquisition of the TOM FORD brand, its trademarks, and other intellectual property rights. On the same day, the Ermenegildo Zegna Group completed the TFI Acquisition. TFI is consolidated in the Group’s results since April 29, 2023. By virtue of a long-term licensing and collaboration agreement with ELC (for a duration of 20 years, with a renewal at TFI’s option for one further 10-year period subject to certain minimum performance conditions), the Ermenegildo Zegna Group has become a long-term licensee of ELC for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products. As a result, as of April 29, 2023, TOM FORD FASHION business is reported as a separate operating segment of the Group (prior to the TFI Acquisition, it was reported within the “Other” product line - previously referred to as Third Party Brands - within the Zegna segment).
As a result, the Group is now in charge of the end-to-end TOM FORD FASHION business, from collection creation and development to production and merchandising, as well as distribution.
On September 4, 2024, TOM FORD announced the appointment of Haider Ackermann as its new Creative Director. In his role, Ackermann assumed the creative leadership across all TOM FORD fashion categories, including menswear, womenswear, accessories and eyewear, guiding the creative vision for the overall brand. Under the creative direction of Mr. Ackermann, the brand has started a clear journey in strengthening its position as a reference brand in the “seductive” luxury market, shaped by Italian craftmanship and impeccable quality.
Strategy. TOM FORD FASHION ambition is to create collections that blend innovation with artisan craftsmanship, with the aim of aligning the fashion business to its extraordinary global recognition, by pursuing the following strategies:

•Support the new creative designer brand evolution;
•Enhance the retail experience by focusing on improving productivity of the existing network, while selectively expanding;
•Enhance CRM/clienteling tools, leveraging on the Group’s know-how and infrastructure;
•Leverage geographic expansion by fulfilling untapped potentials in markets where the brand has strong recognition, such as the United States;
•Diversify product merchandising by rebalancing the gender mix with the goal of further increasing the contribution of womenswear collections, leather goods accessories and shoes;
•Optimize the supply chain by leveraging on the Group’s platform and best practices.

Activities
The Group’s primary activities consist in designing, manufacturing, and distributing ready-to-wear shoes and leather goods collections for its three brands.
Activities can be divided into the following major stages, each of which is overseen by dedicated functions, operating independently at the brand level: (i) design; (ii) product development; (iii) sales campaign; (iv) procurement; (v) manufacturing; (vi) logistics; (vii) marketing and advertising, and (viii) distribution. Procurement and manufacturing needs from each brand are partially met through our textile platform and the Group’s manufacturing facilities.
From the first sketch to in-the-store delivery, the preparation of each collection takes approximately 12 months.
The activities of the Textile and of the Other product lines follow their own operational phases and logics.
i.Design, Merchandising and Product Development
New collections are created by the design team of each brand, considering each brand’s identity, market analyses and seasonal fashion trends. When developing collections, the design team works in close coordination with the merchandising team to make sure that the offer is complete with a congruent price structure and in line with the needs and trends of the market.
The design and merchandising teams then work closely with the product developers and modelers, who transform sketches into models and prototypes. This is a key phase as it allows the design and product teams to assess the look, feel and functionality of the products and to possibly anticipate any issues that may arise during the manufacturing process. Once the prototypes are approved, we develop sample collections.
ii.Sales Campaign
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
iii.Procurement
Based on forecasts and on the order portfolio, each brand sources the necessary raw materials, trimmings and finished goods through its network of selected suppliers. While the initial purchases are based on forecasts, they adjust and supplement such purchases based on actual orders as the sales campaign progresses.
Based on the proposition that the very best garments can only come from the best natural resources, the Group has dedicated its efforts through the years to the research of only the finest raw materials and fabrics. A crucial role in this context is played by the Textile Platform division. For instance, each brand sources a portion of its requirements of fabrics from Lanificio, jersey from Dondi, printed fabrics from Bonotto and cashmere from Biagioli.
iv.Manufacturing and Logistics
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
The Group’s production facilities are located in Verrone, Italy, for knitwear; San Pietro Mosezzo, Italy for formal jackets and suits; Parma, Italy, for outerwear and leather accessories; Mendrisio, Switzerland, for jackets, suits, shirts, and Turkey, for shirts. For products or categories that are not manufactured internally, each brand relies on a selected network of external long-standing suppliers, largely based in Italy. Each sourcing team is committed to carefully selecting all suppliers and managing the relationships with suppliers for their entire duration, aiming to ensure that quality and ESG standards are aligned to the Group’s requirements and that timing of deliveries is adequately met.
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
Once produced internally or through partners, products are delivered to each brand’s distribution centers to be transferred to their monobrand stores and wholesale customers. The logistics department of each brand is responsible for organizing and managing the distribution of the finished products, as well as the management of warehouses.
The Group has several logistics centers in Italy, Switzerland, North America, China, Japan and South Korea.
v.Marketing and Advertising
Advertising and promotional activities are critical for luxury companies like us to enhance brand recognizability, influence purchase selection, and encourage brand loyalty over time. The Group invests significant resources in advertising, communication and marketing, which include a full set of activities ranging from pure digital and social media marketing initiatives to events like fashion shows, product collaborations and co-marketing projects. In 2025, 2024 and 2023, marketing expenses amounted to €120,686 thousand, €121,384 thousand and €114,802 thousand, respectively.
ZEGNA’s marketing strategy is based on a sophisticated one-to-one or one-to-few marketing approach. ZEGNA manages customer relationships from an omni-channel perspective, seamlessly integrating digital and physical experiences while strengthening engagement through curated moments—such as VILLA ZEGNA events around the world — and the activations during Art Basel, supported by its recently signed global partnership. ZEGNA’s marketing campaigns are designed to deliver tailored and inspiring content that reinforces the brand’s core values and emphasizes its distinctive heritage.
ZEGNA inspires men to define their style identity, ensuring their character can be found in every detail of their outfits. The brand can count many leaders of business, sports, entertainment, design and culture as friends. Some have even become part of its extended family over the years, acting as ambassadors for the brand. The brand also conducts targeted product placement activities on key opinion leaders, celebrities and influencers.
The Thom Browne brand generally presents its seasonal collections in New York or Paris through spectacular, theatrical and conceptual fashion shows. These shows contribute to positioning the brand at the pinnacle of fashion and creativity and are the source of the narrative for each season helping to generate significant editorial coverage in fashion, art and culture publications, both on paper and online. This innovative approach makes Thom Browne the brand of choice for a number of VIPs and celebrities worldwide. From highly successful actors and musicians, to athletes, actors and musicians of worldwide fame, the brand has proven to have a very strong appeal.
The brand is evolving its marketing strategy by seeking to strengthen customer loyalty through reinforced customer relationship management tools and initiatives, while addressing the marketing message to a wider audience.
TOM FORD FASHION aims at creating consistent storytelling through lookbooks, editorial and campaign assets, and runway shows that create a unified narrative across men’s, women’s, eyewear and beauty offerings with the goal of establishing the brand as a lifestyle icon.
Seasonal collections are unveiled during sophisticated, elegant, and modern fashion shows that empower the brand to support its positioning within the luxury segment, create engaging content, indulge and entertain top clients and partners, as well as to develop a carefully curated list of VIP attendees.
Each brand has internal teams dedicated to marketing and advertising activities, each following slightly different marketing strategies depending on the brand. To better reach a wide but selected consumer target, we use various communication tools, from organic institutional and product press coverage to media partnerships, a varied media-mix including digital marketing, digital media campaign, print, billboards, direct marketing and ad hoc initiatives in our boutiques where visual merchandising and windows displays are conceived to consistently adhere to the seasonal marketing strategy plan.
vi.Distribution Channels
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
Our monobrand presence includes our directly managed stores - DOSs (which are divided into full-price boutiques, department stores concessions, outlets and the directly managed online stores) and our franchisees’ monobrand stores. Our multi-brand presence includes department stores, specialty stores and e-tailers.
ZEGNA brand
For the year ended December 31, 2025, the ZEGNA brand product line generated revenues after eliminations equal to €1,181,583 thousand, of which €1,045,275 thousand were generated through the DTC channel and €136,308 thousand were generated through the wholesale distribution channel and royalties.
DTC Channel
As of December 31, 2025, ZEGNA operated 282 DOSs, of which 79 were in EMEA, 76 were in the Americas, 74 were in the Greater China Region, and 53 were in Rest of APAC. For the year ended December 31, 2025, the DTC channel generated revenues representing 88% of the ZEGNA brand revenues. ZEGNA focuses on maintaining a direct presence in prestigious and strategic locations. In certain cases ZEGNA enters into joint ventures with local partners in jurisdictions where it would not be able to operate directly without a local partner or where the presence of a local partner is beneficial due to its knowledge of the local market and regulations.
The aesthetics and customer experience of ZEGNA DOSs are carefully planned and designed by ZEGNA Artistic Direction team. Once opened, an internal staff of architects and visual merchandisers constantly maintain and restyle our DOSs as required. In addition, ZEGNA management has in place specific training programs dedicated to sales staff, focusing on product knowledge, outreach/clienteling and customer service.
The DTC channel also includes an e-commerce shop operated directly through www.zegna.com website, outlets, concessions within department stores around the world, certain travel retail stores directly operated by the brand and other e-commerce platforms where the brand operates directly through e-concessions.
Wholesale Channel
ZEGNA wholesale channel includes multibrand wholesale accounts and monobrand stores managed by third party partners. As of December 31, 2025, ZEGNA wholesale monobrand distribution network included 112 points of sale of which 41 were in EMEA, 57 were in the Americas, 9 were in the Greater China Region, and 5 were in Rest of APAC. For the year ended December 31, 2025, the wholesale channel – including revenues from multibrand and monobrand wholesale stores and royalties – generated revenues representing 12% of the ZEGNA brand revenues.

    ZEGNA wholesale distribution channel has developed different types of agreements with wholesale customers, including in particular:
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
•Online multibrand stores. ZEGNA brand are also sold via prestigious online multi-brand stores such as MyTheresa and Mr. Porter.
As with the DTC channel, ZEGNA carefully manages and, if necessary, customizes its distribution policies for wholesale customers.
We believe that a very selected wholesale presence is still strategic as it provides constant benchmarking opportunities and external feedback hence allowing a constant monitoring of the positioning of ZEGNA brand and products vis-à-vis those of competitors.
Thom Browne brand
For the year ended December 31, 2025, Thom Browne brand generated revenues after eliminations equal to €268,469 thousand, of which €191,493 thousand were generated through the DTC channel and €76,976 thousand were generated through the wholesale distribution channel.
DTC Channel
As of December 31, 2025, Thom Browne operated 123 DOSs, of which 10 were in EMEA, 35 were in the Americas, 36 were in the Greater China Region, and 42 were in Rest of APAC.
Thom Browne, consistent with its strategy, puts an emphasis on developing customer relationships rather than on positioning in key streets and has accordingly developed a retail network consisting of comparatively smaller locations - which are usually destination stores with highly trained staff - than those of other luxury fashion brands.
Thom Browne’s DOSs also include an e-commerce shop operated directly through the website www.thombrowne.com and carefully selected directly operated outlet sale locations.
Wholesale Channel
Thom Browne wholesale channel includes multibrand wholesale accounts and monobrand stores managed by third party partners. As of December 31, 2025, Thom Browne’s wholesale monobrand distribution network included 18 points of sale, of which 4 were in EMEA, 1 were in the Americas, 9 were in the Greater China Region, and 4 were in Rest of APAC.
On top of the wholesale monobrand stores, the Thom Browne segment’s wholesale distribution channel also consists of selected multibrand department and specialty stores globally and e-tailers.
TOM FORD FASHION
For the year ended December 31, 2025, the TOM FORD FASHION generated revenues after eliminations equal to €317,056 thousand, of which €212,215 thousand were generated through the DTC channel and €104,841 thousand were generated through the wholesale distribution channel.
DTC Channel
As of December 31, 2025, TOM FORD FASHION business operated 66 DOSs, of which 12 were in EMEA, 14 were in the Americas, 12 were in the Greater China Region, and 28 were in Rest of APAC.
Wholesale Channel
TOM FORD FASHION wholesale channel includes multibrand wholesale accounts and monobrand stores managed by third party partners. As of December 31, 2025, TOM FORD FASHION’s wholesale monobrand distribution network included 65 points of sale, of which operated 16 were in EMEA, 46 were in the Americas and 3 were in Rest of APAC.

The TOM FORD FASHION wholesale distribution channel also consists of a presence in a selected number of wholesale multibrand stores globally.
Intellectual Property
Zegna segment
As of December 31, 2025, and with an overall trademark portfolio including more than 3,900 registrations, the principal owned trademarks or trade names that we use in the Zegna segment’s business are “Zegna”, the logo “232 Brand Mark” and the new logo “Vellus Aureum” as well as trademarks protecting certain products, certain capsule collections, and the main marketing projects, which we have filed or registered in all the relevant products and services classes and in all of the countries in which we operate in the logo version and/or in the word/standard characters version or in versions which are adapted to various local alphabets or ideographs (e.g., Zegna written in Japanese, Katakana syllabary, in Chinese ideographs, Thai characters, or in the Arabic or Georgian alphabet).
Additionally, we have a portfolio of more than 650 domain names, including (i) registrations in all the countries in which we operate, (ii) the most common Zegna and Ermenegildo Zegna typos and (iii) early and basic protection for our main business and marketing projects.
Besides trademarks, we invest significant resources in protecting other aspects of our brands’ uniqueness. With more than 520 design and 9 copyright registrations covering several countries including the European Union, China and the United States, every season we select the most relevant and original products, patterns and, to the extent necessary, protect our rights, labels, and take action to protect their design and defend them against counterfeiting. In addition, we own 17 patents and one copyright for engineering work (thanks to special protections available in Italy), which are a result of our solid roots in fabric making and our pioneering efforts to improve performance and functionality in our products.
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
Research and Development

Our competitiveness depends on, among other things, our ability to anticipate trends and to identify and respond to new and changing consumer preferences. We therefore devote significant resources to various research and development activities to design, create and develop new products for our collections. As of December 31, 2025, over 330 of our employees were involved in our research and development activities across the Zegna, Thom Browne and Tom Ford Fashion segments.

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

Regulatory Environment
We are required to comply with the laws and regulations applying to our products and operations in the various jurisdictions in which we operate, particularly in relation to the protection of intellectual property rights, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, including materials of animal origin, data protection, limits on cash payments, worker health and safety, environment and economic sanctions. We also use certain rare raw materials, such as vicuña yarns or “Vellus Aureum”, which are only available in a very limited quantity and may be subject to strict export and processing regulations. Virtually all of our imported products are subject to custom duties and other taxes, which may impact the price of such products. We maintain compliance procedures and policies to assist in managing our import and export activities and ensure compliance with the laws and regulations of the jurisdictions where we operate.
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
We lease part of the real estate assets used in the Group’s business operations from EZ Real Estate S.p.A. (“EZ Real Estate”) and Alan Real Estate S.A., both subsidiaries of the Company until November 2021. These real estate assets include buildings that host our manufacturing facilities, corporate offices, showrooms, warehouses, land and other buildings, including our main manufacturing plants and offices in Italy (such as the Group’s headquarter offices in Milan, the manufacturing facility in Parma, San Pietro Mosezzo, Verrone and Oleggio, as well as part of the building located in Valdilana mostly occupied by us) and Switzerland (including the offices in Stabio and the manufacturing plant in Mendrisio) and also include certain ZEGNA stores, namely in Sandigliano and Oleggio (Italy), London (United Kingdom) and Amsterdam (the Netherlands).
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

In addition, we lease space from third-parties, mainly related to our DOSs and other direct points of sale around the world, as well as for warehouses, offices and housing for our personnel. At December 31, 2025, we directly operated 471 DOSs, totaling approximately 100,000 square meters of gross area, pursuant to lease agreements.
On February 8, 2024, the Group announced plans to open a new luxury footwear and leather goods production facility in Sala Baganza (Parma, Italy). The facility is currently expected to be completed by the end of 2026 and will expand the Group’s production capacity, focusing mainly on men’s footwear and leather goods. The new facility will also act as research and development center and is expected to employ over 300 employees at full capacity in 2027. In 2024, the Group purchased plots of land in Sala Baganza (94,441 square meters) and Collecchio (2,631 square meters), for an aggregate amount of €8.8 million, on which the new facility will be built. Subsequently, on September 4, 2025, the Group acquired an additional real estate property in Sala Baganza, for total consideration of €1.0 million. The Group has also made additional investments for the ongoing construction of the facility amounting to €15.8 million (up to December 31, 2025), including €12.5 million in 2025 (these investments were capitalized to property, plant and equipment in the consolidated statement of financial position).

The total carrying value of our property, plant and equipment at December 31, 2025 was €211,244 thousand compared to €204,806 thousand at December 31, 2024.
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

A.Operating Results
Overview
The Ermenegildo Zegna Group is a global luxury player, with a leading position in the high-end menswear business, internationally recognized for its unique supply chain, the Filiera, made up of some of the finest Italian textile producers, fully integrated with the Group’s unique luxury manufacturing capabilities.
Legacy, Italian craftsmanship, quality and innovation are the key ingredients of its three complementary brands: ZEGNA, Thom Browne and TOM FORD FASHION. Through them, the Group’s reach expands to touch different communities, from the absolute iconic luxury, with its eponymous brand ZEGNA, to modern tailoring, with Thom Browne, to seductive luxury, with TOM FORD FASHION. Through its brands, the Group designs, produces, markets and distributes luxury menswear, footwear, leather goods and other accessories, luxury womenswear (under the Thom Browne and TOM FORD FASHION brands) and children’s clothing (under the Thom Browne brand). The three brands also have selected third-party license agreements for specific product categories. Thanks to its Filiera, the Group covers the entire value chain from the production of the finest raw materials - under the brands Lanificio Ermenegildo Zegna, Dondi, Bonotto, Tessitura di Novara, Tessitura Ubertino, as well as the minority-owned Filati Biagioli Modesto and Luigi Fedeli & Figlio - to the finished products realized in its luxury manufacturing facilities.
The Group operates in three segments: (i) the Zegna segment (comprising three product lines: ZEGNA brand, Textile and Other, which mainly relates to supply agreements with third-party fashion brands, as well as with Thom Browne and TOM FORD FASHION), (ii) the Thom Browne segment, and (iii) the Tom Ford Fashion segment.
The Group primarily operates through its direct-to-consumer (“DTC”) distribution channel, which includes a well-established worldwide network of 471 Directly Operated Stores (DOSs) at December 31, 2025, comprised of 282 ZEGNA, 123 Thom Browne and 66 TOM FORD FASHION stores (461 DOSs at December 31, 2024, of which 281 ZEGNA, 116 Thom Browne and 64 TOM FORD FASHION). The Group’s DTC network includes boutiques, department store concessions and outlets, as well as directly managed online stores. In addition to the DTC channel, the Group distributes its products worldwide through the wholesale channel, which includes monobrand stores and multibrand points of sale managed by third parties, such as department stores, specialty stores and online e-tailers. Taking into account both the DTC and the wholesale distribution channels, the Group is present in over 80 countries worldwide.
The Group’s revenues, profit, Adjusted EBIT and Adjusted Profit for the years 2025, 2024 and 2023 are presented below. For additional information relating to Adjusted EBIT and Adjusted Profit, which are non-IFRS financial measures, see “—Non-IFRS Financial Measures.”

	For the years ended December 31,
(€ thousands)	2025	2024	2023
Revenues	1,916,947	1,946,647	1,904,549
Profit	109,487	90,861	135,661
Adjusted EBIT	162,960	184,020	220,212
Adjusted Profit	129,642	97,776	145,235

Trends, Uncertainties and Opportunities
General economic conditions, macro events and international tourism
Demand for the Group’s products is discretionary and closely linked to general economic conditions, consumer confidence and disposable income. In addition, a significant portion of the Group’s revenues is generated by customers who purchase products while traveling, making international tourism and travel patterns an important driver of demand for the Group’s products. As a result, changes in macroeconomic conditions and travel activity have influenced, and may continue to influence, the Group’s sales performance.
Recent macroeconomic uncertainty, together with geopolitical developments and other disruptive events, has affected consumer behavior and international travel patterns in certain markets. Such developments have influenced, and could continue to influence, discretionary spending and demand for the Group’s products, with potential effects on the Group’s business, results of operations, financial position and cash flows.
Inflationary pressures experienced in recent years led to higher costs across the Group’s operations (primarily in 2023), including in relation to energy, raw materials, logistics, labor and outsourced production. In response, the Group implemented mitigating actions, including selective pricing initiatives and operational efficiency measures, which partially offset cost increases. While inflation moderated in 2024 and declined further in 2025, cost levels remain above pre‑COVID‑19 pandemic levels. A renewed increase in inflationary pressures could adversely affect the Group’s margins if such costs cannot be effectively mitigated or passed on to customers.
In addition, interest rates influence financing conditions and, indirectly, consumer spending behavior. Although policy interest rates have decreased in 2024 and 2025 compared to previous levels, ongoing market volatility and tighter financial conditions could continue to affect demand for discretionary luxury products.
Increased focus on the DTC distribution channel
The strengthening of the Group’s DTC distribution channel is and will remain a key pillar of our growth strategy across all of our brands. Each brand’s DOS network plays a central role in successfully executing clienteling strategies and delivering a distinctive and personalized client experience.
During the period from 2023 to 2025, we continued to develop our well-balanced international DTC network, increasing the number of DOSs from 390 at December 31, 2023 to 471 DOSs at December 31, 2025, reflecting increases across all brands over that period.
The following table presents the Group’s DOS network by segment and geography at December 31, 2025, 2024 and 2023.

	At December 31,
	2025				2024				2023
# stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA	79	10	12	101	76	9	11	96	71	9	4	84
Americas	76	35	14	125	72	28	13	113	59	7	12	78
Greater China Region	74	36	12	122	78	40	12	130	79	33	10	122
Rest of APAC	53	42	28	123	55	39	28	122	44	37	25	106
Total Direct to Customer (DTC)	282	123	66	471	281	116	64	461	253	86	51	390

The expansion of the DTC store network was primarily driven by:
•the addition of the TOM FORD FASHION network of stores following the completion of the TFI Acquisition in April 2023;
•the opening of selected new stores (see also “—Capital Expenditure”), and
•the conversion of wholesale stores to DOSs, including:
◦for the ZEGNA brand:
▪the conversion of the Saks Fifth Avenue store in New York in the first half of 2023;
▪the conversion, effective from January 1, 2024, of 16 stores following the acquisition of the ZEGNA business in South Korea;
▪the conversion in 2024 of 9 Harry Rosen stores in Canada, and
▪the conversion, effective from December 7, 2025, of 2 stores following the acquisition of the ZEGNA business in Qatar;
◦for the Thom Browne brand:
▪the conversion of the Saks Fifth Avenue store in New York in the first half of 2024;
▪the conversion in the second half of 2023 of 17 stores following the acquisition of the Thom Browne business in South Korea, and
▪the conversion in 2024 of 13 Nordstrom stores in the United States and 6 Holt Renfrew stores in Canada, the majority of which are significantly smaller than the average store size in the brand’s DTC network;
◦for the TOM FORD FASHION brand:
▪the conversion of the store in Puerto Banus (Spain) in the first half of 2025, Harrods in London (men) and Saks Fifth Avenue in New York (women) in the second half of 2024, and Saks Fifth Avenue New York (men) in the second half of 2023.
The Group’s focus on the DTC channel and the expansion of the DTC store network have resulted in a higher proportion of DTC sales compared to wholesale sales over the period from 2023 to 2025. As a percentage of revenues from branded products (which include DTC and wholesale), DTC sales increased from 73.4% in 2023 to 77.6% in 2024 and 82.0% in 2025. This shift in sales mix, together with other factors, contributed to an increase in gross profit as a percentage of revenues from 64.3% in 2023 to 66.6% in 2024 and 67.5% in 2025, reflecting the structurally higher gross margins generated by the DTC channel compared to wholesale.

However, despite higher gross margins, the DTC channel generally entails a higher level of fixed costs than the wholesale channel. In addition, new stores typically require a start-up period of up to three years from opening before reaching expected levels of revenues and profitability, during which time they may operate at profit margins below those of the Group’s existing store base.
Furthermore, the increased focus on the DTC channel has required significant capital investments in property, plant and equipment, primarily related to new store openings, as well as increased payments for lease liabilities for our stores. We also made outflows to acquire the ZEGNA and Thom Browne businesses in South Korea in 2024 and 2023, respectively, and the subsequent conversion of stores from wholesale to DTC. When wholesale stores are converted to DTC, the Group may also repurchase inventory from the wholesaler, resulting in buyback obligations and additional costs in the current or preceding period.
Additionally, during the period from 2023 to 2025, the Group incurred significant operating costs and capital expenditures to:
•support the expansion of the DTC store network and continue to invest in customer experience and brand connectivity;
•reinforce retail and clienteling operations;
•develop talent and organizational capabilities;
•continuously renovate and remodel stores to enhance the customer experience, and
•information technology and customer relationship management tools.

As a result, these factors contributed to continued pressure on the Group’s operating profit and operating profit margin in 2024 and 2025 compared to 2023, however we believe that these investments are essential to strengthening our brands, deepening direct relationships with customers and supporting sustainable long‑term growth.
For additional information on certain risks relating to the DTC channel, see “Risk Factors—Risk factors relating to the Group’s business, strategy and operations—We are subject to certain risks related to the sale of our products through our DTC channel and in particular our directly operated stores.”
Acquisitions and investments in other companies
In addition to the organic growth of our operations, our growth strategy may, from time to time, include strategic acquisitions and investments designed to strengthen our vertical integration and expand into new market segments and/or product categories. The economic and financial outcomes of any such transactions may present uncertainties. See “Item 3.D—Risk Factors—Risk factors relating to the Group’s business, strategy and operations—We are exposed to risks relating to recent and potential future acquisitions.”
The following paragraphs describe acquisitions and investments in other companies made by the Group for the years ended December 31, 2025, 2024 and 2023. For additional information relating to acquisitions and investments in entities accounted for using the equity method, see Note 39 — Business combinations and Note 17 — Investments accounted for using the equity method to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.
TFI Acquisition

On April 28, 2023, the Group completed the TFI Acquisition, through which it acquired TFI, the company that owns and operates the TOM FORD FASHION business, as part of a transaction in which sole ownership of the TOM FORD brand, its trademarks, and other intellectual property rights were acquired by ELC and TFI has become a long-term licensee of ELC for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, by virtue of a long-term licensing and collaboration agreement with ELC for 20 years with an automatic renewal for one further 10 year period subject to certain minimum performance conditions. The Group is in charge of the end-to-end TOM FORD FASHION business, from collection creation and development to production and merchandising, as well as retail and wholesale distribution. TOM FORD FASHION, under the Group, operates a network of 66 directly operated stores globally at December 31, 2025 (64 directly operated stores at December 31, 2024 and 51 at December 31, 2023). The TOM FORD FASHION business has been identified as one of the Group’s three operating and reportable segments.

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
Other acquisitions and investments in entities accounted for using the equity method

On December 7, 2025, the Group acquired the ZEGNA business in Qatar, including its network of two ZEGNA retail stores that were converted from wholesale to DTC stores after previously being managed under franchising arrangements. The business is held through Zegna Doha Trading W.L.L., a newly incorporated entity in which the Group holds a 70% interest, with the remaining 30% held by the local partner, which continues to provide operational support in the region. The purchase consideration was €1.1 million and is expected to be paid in the first half of 2026.
On December 3, 2025, the Group acquired an additional 7.5% interest in Canadian technical trail-running shoe company Norda Run Inc. (“Norda Run”) for total consideration of €4.0 million, bringing its total interest in Norda Run to 32.5%. The Group previously acquired an initial 25% interest in Norda Run in March 2023 for consideration of €6.6 million. The luxury outdoor space continues to be an area of focus for the Group, and Norda Run, which produces high-performing all-weather footwear, aligns with the Group’s values of creating the distinguished products from high-quality materials.

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
On September 5, 2023, Ermenegildo Zegna Group and Prada Group completed the acquisition of a 30% interest in Luigi Fedeli e Figlio S.r.l., the world-renowned maker of fine Italian knitwear and yarns, with each group acquiring 15% of the company. The Group paid consideration of €4.7 million for 15% of the company.
On July 1, 2023, the Group acquired the Thom Browne business in South Korea and began directly operating the Thom Browne business in South Korea, with its network of 17 stores. The business is owned through Thom Browne Korea Ltd., a newly formed and wholly owned subsidiary, and is operated with external support from the former franchise partner. The Group paid original cash consideration of €7,991 thousand and subsequently paid additional deferred cash consideration in four tranches: two tranches in January and July 2024 of €4,881 thousand and €4,699 thousand, respectively, and two tranches in January and July 2025 of €4,673 thousand and €4,413 thousand, respectively.
Transaction costs of €33 thousand and €6,001 thousand recognized in 2024 and 2023, respectively, primarily for consultancy and legal fees relating to the TFI Acquisition, were presented as an adjusting item in the calculation of Adjusted EBIT, Adjusted EBITDA, Adjusted Profit, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share. See also “—Non-IFRS Financial Measures.”

Fluctuations in the price of raw materials
The Group requires high quality raw materials for its products, primarily fibers and yarns of wool, silk, cotton, linen, cashmere and related fabrics, as well as leather and certain rare raw materials such as vicuña yarns. The Group’s cost of sales and profitability are affected by fluctuations in the price of these and other raw materials, which may be driven by a number of factors, including natural events such as adverse weather conditions and livestock diseases, inflationary pressures, and trade restrictions, tariffs or similar government measures that may affect the cost of importing or exporting raw materials.
The market price of merino wool, one of our key raw materials, is often volatile and subject to significant fluctuations. The Group seeks to mitigate the risk of raw material price increases, including for wool, through procurement policies that generally spread purchases over time and in advance of production requirements in order to average purchase costs. These policies are intended to reduce the impact of short-term price volatility, but do not fully eliminate variability in raw materials costs.
Fluctuations in exchange rates
A significant portion of the Group’s operations is conducted in international markets outside the Eurozone, where revenues and expenses are denominated in currencies other than the Euro, which is the Group’s functional currency. The Group’s main non-Euro currencies are the U.S. Dollar and the Chinese Renminbi, together with various other local currencies. Revenues generated in currencies other than the Euro represented 72%, 71% and 68% of the Group’s total revenues in 2025, 2024 and 2023, respectively (see the table below for revenues by currency of origin).
While revenues are primarily denominated in local currencies, a significant portion of the Group’s cost base is denominated in Euro, mainly relating to production activities and corporate headquarters and related functions. As a result, the Group is exposed to fluctuations in foreign exchange rates through (i) the translation of financial statements of subsidiaries with functional currencies other than the Euro into Euro for consolidation purposes (translation impact) and (ii) transactions conducted by Group entities in currencies other than their functional currencies (transaction impact).
In general, a depreciation of the U.S. Dollar and the Chinese Renminbi, or other currencies in which the Group operates against the Euro would have a negative impact on the Group’s revenues and results of operations, while an appreciation of those currencies against the Euro would have a positive impact. Due to certain liabilities denominated in U.S. Dollars, primarily the financial liability relating to the written put option on non‑controlling interests in the Thom Browne group, a depreciation of the U.S. Dollar against the Euro may also have a positive effect on the Group’s profit, reflecting impacts recognized within financial income and expenses below operating profit.

The following table presents the Group’s revenues by currency of origin for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,
	2025		2024		2023
(€ thousands, except percentages)	Revenues	% of Revenues	Revenues	% of Revenues	Revenues	% of Revenues
Euro	534,734	27.9%	570,343	29.3%	612,394	32.2%
U.S. Dollar	490,386	25.6%	460,606	23.7%	391,654	20.6%
Chinese Renminbi	352,260	18.4%	404,272	20.8%	474,987	24.9%
United Arab Emirates Dirham	91,844	4.8%	78,325	4.0%	62,493	3.3%
Japanese Yen	88,539	4.6%	88,793	4.6%	80,096	4.2%
Pound Sterling	75,455	3.9%	71,400	3.7%	62,649	3.3%
South Korean Won	66,427	3.5%	70,833	3.6%	30,751	1.6%
Hong Kong Dollar	37,573	2.0%	45,201	2.3%	44,184	2.3%
Other currencies	179,729	9.4%	156,874	8.1%	145,341	7.6%
Total revenues	1,916,947	100.0%	1,946,647	100.0%	1,904,549	100.0%

Exchange rates for the main foreign currencies used by the Group compared to the Euro are presented below.

	2025		2024		2023
	At December 31	Average	At December 31	Average	At December 31	Average
U.S. Dollar	1.175	1.130	1.039	1.082	1.105	1.081
Chinese Renminbi	8.226	8.119	7.583	7.787	7.851	7.660
United Arab Emirates Dirham	4.315	4.150	3.815	3.975	4.058	3.971
Japanese Yen	184.090	169.043	163.060	163.852	156.330	151.990
Pound Sterling	0.873	0.857	0.829	0.847	0.869	0.870
South Korean Won	1,696.940	1,605.452	1,532.150	1,475.404	1,433.660	1,412.880
Hong Kong Dollar	9.146	8.810	8.069	8.445	8.631	8.465
Swiss Franc	0.931	0.937	0.941	0.953	0.926	0.972
The Group seeks to mitigate its exposure to foreign exchange risk primarily through the use of derivative instruments, generally forward contracts for the net sale of foreign currencies, in order to fix exchange rates in advance or define a predetermined range of exchange rates at a future date. For the Zegna and the Tom Ford Fashion segments, sales prices are initially defined in Euro and then converted into other currencies using exchange rates selected by management based on reasonable expectations and assumptions. Forward contracts are typically entered into when seasonal price lists are set, based on estimated revenues and with maturities aligned to expected customer payment dates. Additional hedging transactions may be entered into during the season depending on exchange rate developments. In recent years, the Group has also implemented similar hedging policies in the Thom Browne segment and since July 2025 it is fully aligned to the other segments.

For information relating to the market risks that the Group is exposed to, see Note 35 — Qualitative and quantitative information on financial risks to the Consolidated Financial Statements included within this report.

Tax obligations and changes in tax laws, estimates, treaties and regulations
The Group is subject to taxation in Italy, the United States and China, as well as in various other jurisdictions, with applicable tax rates varying by jurisdiction. Accordingly, the Group’s overall effective tax rate is affected by the geographical mix of earnings and by the ability to generate sufficient and suitable future taxable profits against which deferred tax assets may be utilized.
The Group recognizes tax expenses in multiple jurisdictions based on (i) estimates of taxable income, (ii) reserves for uncertain tax positions, (iii) deductible temporary differences, tax loss carry-forwards and tax credits to the extent their future offset is considered probable, (iv) withholding taxes on unremitted earnings, and (v) the manner in which the Group expects to recover or settle the carrying amount of deferred tax assets and liabilities. At any given time, multiple tax years may be subject to examinations by various tax authorities.
In addition, the Group is subject to duties applicable to the importation of its products in various countries where it operates, which may impact the cost of those products. Moreover, countries to which the Group ships its products may impose safeguard quotas to limit the quantity of products that may be imported. The Group relies on free trade agreements and other supply chain initiatives to enhance efficiency in the importation of its products.
Seasonality
The luxury apparel market in which the Group operates is subject to seasonal fluctuations in sales.
In the DTC channel, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season, as well as in January and February, in correspondence with the Chinese New Year celebrations. However, several other events may also affect retail sales, including adverse weather conditions or other macroeconomic and external events.
In the wholesale branded channel, sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection.
Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and leases with variable rent, as well as marketing activities such as events that the Group hosts or participates in, which may not occur evenly throughout the year or between periods.
As a result of the foregoing, the financial results for interim periods may not be indicative of results for the entire fiscal year. Management expects such seasonal trends to continue.

Results of Operations
The following is a discussion of the Group’s results of operations for the year ended December 31, 2025 as compared to the year ended December 31, 2024, and for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

	For the years ended December 31,
(€ thousands, except percentages)	2025	Percentage of revenues	2024	Percentage of revenues	2023	Percentage of revenues
Revenues	1,916,947	100.0%	1,946,647	100.0%	1,904,549	100.0%
Cost of sales	(622,910)	(32.5%)	(650,087)	(33.4%)	(680,235)	(35.7%)
Gross profit	1,294,037	67.5%	1,296,560	66.6%	1,224,314	64.3%
Selling, general and administrative expenses	(1,033,871)	(53.9%)	(1,008,324)	(51.8%)	(901,364)	(47.3%)
Marketing expenses	(120,686)	(6.3%)	(121,384)	(6.2%)	(114,802)	(6.0%)
Operating profit	139,480	7.3%	166,852	8.6%	208,148	10.9%
Financial income	41,509	2.2%	26,028	1.3%	37,282	2.0%
Financial expenses	(50,471)	(2.7%)	(51,995)	(2.7%)	(68,121)	(3.6%)
Foreign exchange gains/(losses)	9,000	0.5%	(11,338)	(0.6%)	(5,262)	(0.3%)
Result from investments accounted for using the equity method	524	0.0%	1,061	0.1%	(2,953)	(0.2%)
Profit before taxes	140,042	7.3%	130,608	6.7%	169,094	8.9%
Income taxes	(30,555)	(1.6%)	(39,747)	(2.0%)	(33,433)	(1.8%)
Profit	109,487	5.7%	90,861	4.7%	135,661	7.1%
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
2025 compared to 2024
Revenues for the year ended December 31, 2025 amounted to €1,916,947 thousand, a decrease of €29,700 thousand or -1.5% (+1.1% Organic) compared to €1,946,647 thousand for the year ended December 31, 2024, primarily reflecting (i) the decrease in the Thom Browne segment mainly driven by the Company’s strategic decision to streamline the wholesale distribution network starting in 2024, partially offset by (ii) the positive performance of the Zegna segment primarily driven by the ZEGNA brand DTC channel, as well as (iii) the Tom Ford Fashion segment. All segments were negatively impacted by foreign currency exchange rates during the period, primarily due to the appreciation of the Euro against several currencies in which the Group operates, mainly the U.S. Dollar, Chinese Renminbi and Japanese Yen.
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
The following discussion presents an analysis of revenues by (i) brand and product line, (ii) distribution channel and (iii) geographic area. For further details relating to the revenues of each of the Group’s operating segments, see “—Results by Segment” below.

Revenues by brand and product line
The following table presents a breakdown of revenues by brand and product line for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	Organic	2024 vs 2023	%	Organic
ZEGNA brand	1,181,583	1,163,722	1,109,491	17,861	1.5%	4.7%	54,231	4.9%	5.5%
Thom Browne	268,469	314,712	378,410	(46,243)	(14.7%)	(12.2%)	(63,698)	(16.8%)	(20.5%)
TOM FORD FASHION	317,056	314,514	235,531	2,542	0.8%	3.1%	78,983	33.5%	(0.7%)
Textile	134,229	138,153	150,986	(3,924)	(2.8%)	(3.1%)	(12,833)	(8.5%)	(7.5%)
Other (1)	15,610	15,546	30,131	64	0.4%	0.8%	(14,585)	(48.4%)	(32.1%)
Total revenues	1,916,947	1,946,647	1,904,549	(29,700)	(1.5%)	1.1%	42,098	2.2%	(1.9%)
______________________
(1) Other mainly includes revenues from agreements with third party brands.
2025 compared to 2024
By brand and product line, the decrease in revenues was mainly attributable to:
(i)a decrease in Thom Browne of €46,243 thousand or -14.7% (-12.2% Organic), driven by the decrease in the wholesale channel of €51,670 thousand, primarily reflecting the Company’s strategic decision to streamline the wholesale distribution network starting in 2024. This contraction was only partially offset by an increase of €5,427 thousand in the DTC channel, driven by the continued expansion of the DTC store network with 7 net store openings (123 DTC stores at December 31, 2025 compared to 116 DTC stores at December 31, 2024). This revenue growth in the DTC channel was achieved notwithstanding the performance in the Greater China Region, which continued to be impacted by challenges for the luxury sector, and the Group’s decision to optimize its DTC network in the region, and
(ii)a decrease in Textile of €3,924 thousand or -2.8% (-3.1% Organic), driven by lower orders for new collections compared to the previous year, reflecting challenges and uncertainties which continue to affect the demand of textile products from luxury brands;
partially offset by:
(iii)an increase in ZEGNA brand of €17,861 thousand or +1.5% (+4.7% Organic), primarily attributable to the increase in the DTC channel of €40,967 thousand, reflecting the positive performance of existing stores and the continued demand for the brand collections, as well as our Su Misura (Made-to-Measure) offerings. ZEGNA brand wholesale revenues decreased by €23,106 thousand, primarily reflecting the conversion from wholesale to DTC of several stores in Canada in the second half of 2024, lower sales to Saks Global following changes in the customer’s operating and financial circumstances, and the decision to limit the distribution of certain iconic products in order to preserve their exclusivity, and
(iv)an increase in TOM FORD FASHION of €2,542 thousand or +0.8% (+3.1% Organic), driven by (a) the increase in the DTC channel of €11,913 thousand, reflecting the positive performance of existing stores, (b) the benefit of a full year contribution in 2025 of several stores that were opened during the 2024, including several conversion from wholesale to DTC, and (c) the expansion of the DTC store network with 2 net store openings in 2025 (66 DTC stores at December 31, 2025 compared to 64 DTC stores at December 31, 2024), partially offset by (d) the decrease in the wholesale channel of €9,371 thousand, primarily reflecting the strategy to strengthen direct control over distribution and lower sales to Saks Global following changes in the customer’s operating and financial circumstances.
2024 compared to 2023
By brand and product line, the increase in revenues was mainly attributable to:
(i)an increase in TOM FORD FASHION of €78,983 thousand or +33.5% (-0.7% Organic), which benefited from a full year contribution in 2024 compared to eight months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023. Revenues for the period from April 29, 2024 to December 31, 2024 were substantially in line with the corresponding period in 2023 (when TFI was part of the Group) with Organic Growth of -0.7% driven by a decrease in the wholesale business which offset the increase in the DTC channel, and
(ii)an increase in ZEGNA brand of €54,231 thousand or +4.9% (+5.5% Organic1), primarily attributable to the continued positive performance of both luxury leisurewear and footwear, as well as our Su Misura offerings, while performance of formalwear was substantially in line with 2023. Additionally, the ZEGNA brand benefited from a higher average unit retail (AUR) in 2024, primarily driven by a mix of higher value products sold;
partially offset by:
(iii)a decrease in Thom Browne of €63,698 thousand or -16.8% (-20.5% Organic2), driven by a decrease in the Thom Browne wholesale channel of €66,342 thousand and reflecting the impact of the decision to streamline the wholesale business during the year, which primarily impacted the EMEA region, as well as negative double-digit performance in the Greater China Region which continued to be impacted by challenging conditions for the luxury sector, only partially offset by positive performance of the DTC channel of €2,644 thousand, reflecting growth in Japan and the conversion of 17 stores from wholesale to DTC following the acquisition of the Thom Browne business in South Korea in the second half of 2023;
(iv)a decrease in Other revenues, which mainly include revenues from third-party brands, of €14,585 thousand or -48.4% (-32.1% Organic), reflecting the impact of revenues recognized in the prior year from the supply agreement with TFI prior to the TFI Acquisition on April 28, 2023, following which revenues with TFI are reported as intercompany revenues and eliminated from the Group’s consolidated results, as well as lower orders for third-party brands, and
(v)a decrease in Textile of €12,833 thousand or -8.5% (-7.5% Organic), driven by lower orders for new collections compared to the previous year across several textile brands, reflecting challenges and uncertainties currently affecting the luxury sector.
1 Excludes foreign exchange impact and revenues in South Korea, both DTC and wholesale for each period, since the Group purchased the ZEGNA business in South Korea on January 1, 2024.
2 Excludes foreign exchange impact and revenues in South Korea, both DTC and wholesale from January 1 to June 30 each period, since the Group purchased the Thom Browne business in South Korea on July 1, 2023.

Revenues by distribution channel
The following table presents a breakdown of revenues by distribution channel for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	Organic	2024 vs 2023	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	1,045,275	1,004,308	945,313	40,967	4.1%	7.4%	58,995	6.2%	6.1%
Thom Browne	191,493	186,066	183,422	5,427	2.9%	7.9%	2,644	1.4%	(7.6%)
TOM FORD FASHION	212,215	200,302	136,291	11,913	5.9%	9.8%	64,011	47.0%	5.1%
Total Direct to Consumer (DTC)	1,448,983	1,390,676	1,265,026	58,307	4.2%	7.9%	125,650	9.9%	4.0%
As a percentage of branded products (1)	82.0%	77.6%	73.4%
Wholesale branded
ZEGNA brand	136,308	159,414	164,178	(23,106)	(14.5%)	(12.5%)	(4,764)	(2.9%)	2.5%
Thom Browne	76,976	128,646	194,988	(51,670)	(40.2%)	(40.0%)	(66,342)	(34.0%)	(32.6%)
TOM FORD FASHION	104,841	114,212	99,240	(9,371)	(8.2%)	(8.3%)	14,972	15.1%	(8.5%)
Total Wholesale branded	318,125	402,272	458,406	(84,147)	(20.9%)	(20.2%)	(56,134)	(12.2%)	(15.0%)
As a percentage of branded products (1)	18.0%	22.4%	26.6%
Textile	134,229	138,153	150,986	(3,924)	(2.8%)	(3.1%)	(12,833)	(8.5%)	(7.5%)
Other (2)	15,610	15,546	30,131	64	0.4%	0.8%	(14,585)	(48.4%)	(32.1%)
Total revenues	1,916,947	1,946,647	1,904,549	(29,700)	(1.5%)	1.1%	42,098	2.2%	(1.9%)
______________________
(1) Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2) Other mainly includes revenues from agreements with third party brands.

2025 compared to 2024
By distribution channel, the decrease in branded revenues was mainly attributable to:
(i)a decrease in the wholesale branded channel of €84,147 thousand or -20.9% (-20.2% Organic) as a result of:
(a)a decrease in Thom Browne wholesale revenues of €51,670 thousand or -40.2% (-40.0% Organic), primarily reflecting the Company’s strategic decision to increase focus on the DTC channel while streamlining the wholesale business;
(b)a decrease in ZEGNA brand wholesale revenues of €23,106 thousand or -14.5% (-12.5% Organic), primarily reflecting (a) the conversion from wholesale to DTC of several stores in Canada in the second half of 2024, (b) the decision to limit the distribution of certain iconic products in order to preserve their exclusivity, and (c) lower sales to Saks Global following changes in the customer’s operating and financial circumstances, and
(c)a decrease in TOM FORD FASHION wholesale revenues of €9,371 thousand or -8.2% (-8.3% Organic), primarily reflecting (a) the strategy to strengthen direct control over distribution, including the conversion of several stores from wholesale to DTC, and (b) lower sales to Saks Global following changes in the customer’s operating and financial circumstances;
(ii)a decrease in Textile of €3,924 thousand or -2.8% (-3.1% Organic), driven by lower orders for new collections compared to the previous year, reflecting challenges and uncertainties which continue to affect the demand of textile products from luxury brands;

partially offset by:
(iii)an increase in the DTC channel of €58,307 thousand or +4.2% (+7.9% Organic), as a result of:
(a)an increase in the ZEGNA brand DTC channel of €40,967 thousand or +4.1% (+7.4% Organic), reflecting the positive performance of existing stores and the continued demand for the brand collections, as well as our Su Misura offerings. By geographic area, the increase in revenues in ZEGNA brand was driven by the Americas and EMEA, including strong performance in the Middle East, partially offset by the performance in the Greater China Region, which continued to be impacted by challenges for the luxury sector, and the Group’s decision to optimize its DTC network in the region;
(b)an increase in the TOM FORD FASHION DTC channel of €11,913 thousand or +5.9% (+9.8% Organic), reflecting the positive performance of existing stores, (i) the benefit of full year contribution in 2025 of several stores that were opened during the 2024, including several conversion from wholesale to DTC, and (ii) the expansion of the DTC store network with 2 net store openings in 2025 (66 DTC stores at December 31, 2025 compared to 64 DTC stores at December 31, 2024), and
(c)an increase in Thom Browne DTC channel of €5,427 thousand or +2.9% (+7.9% Organic), reflecting the expansion of the DTC store network with 7 net store openings (123 DTC stores at December 31, 2025 compared to 116 DTC stores at December 31, 2024), including stores in New York (Madison Avenue), Palm Beach, Los Angeles and Tokyo Ginza, as well as the conversion from wholesale to DTC of 6 stores in Canada in the second half of 2024, partially offset by the performance in the Greater China Region, which continued to be impacted by challenges for the luxury sector, and the Group’s decision to optimize its DTC network in the region.
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
(b)an increase in the ZEGNA brand DTC channel of €58,995 thousand or +6.2% (+6.1% Organic), reflecting growth in EMEA (including strong performance in the Middle East), the Americas (primarily the United States) and Japan, as well as an expansion of the store network with 28 net DTC store openings, including the conversion from wholesale to DTC of 16 stores in South Korea starting from January 1, 2024 and 9 Harry Rosen stores in Canada in the second half of 2024 (281 DOSs at December 31, 2024 compared to 253 DOSs at December 31, 2023), partially offset by the performance in the Greater China Region, which continued to be impacted by challenges for the luxury sector, and
(c)an increase in Thom Browne of €2,644 thousand or +1.4% (-7.6% Organic), driven by strong performance in Japan, an increase of €21,785 thousand from the Thom Browne business in South Korea, which was acquired in the second half of 2023 and its 17 stores were subsequently converted from wholesale to DTC following an agreement with the former franchise partner, as well as an expansion of the store network with 30 net DTC store openings (116 DOSs at December 31, 2024 compared to 86 DOSs at December 31, 2023, which included the conversion from wholesale to DTC of the Saks Fifth Avenue store in New York, as well as the conversion of 13 Nordstrom stores in the United States and 6 Holt Renfrew stores in Canada, the majority of which are significantly smaller than the average store size in the brand’s DTC network), partially offset by performance in the Greater China Region which continued to be impacted by challenging conditions for the luxury sector;

(ii)a decrease in the wholesale branded channel of €56,134 thousand or -12.2% (-15.0% Organic) due to the combined effects of:
(a)a decrease in Thom Browne wholesale revenues of €66,342 thousand or -34.0% (-32.6% Organic), primarily reflecting the impact of the decision to streamline the wholesale business and, to a lesser extent, the aforementioned conversion of 17 stores from wholesale to DTC in South Korea following an agreement with the former franchise partner, and
(b)a decrease in ZEGNA brand wholesale revenues of €4,764 thousand or -2.9% (+2.5% Organic), primarily reflecting the aforementioned conversion from wholesale to DTC of 16 stores in South Korea starting from January 1, 2024 and 9 Harry Rosen stores in Canada in the second half of 2024, partially offset by the positive performance in Rest of APAC, EMEA and the United States;
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
Revenues by geographic area
The following table presents a breakdown of revenues by geographic area for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	Organic	2024 vs 2023	%	Organic
EMEA (1)	683,846	680,259	658,694	3,587	0.5%	1.4%	21,565	3.3%	0.4%
Americas (2)	566,069	524,790	454,890	41,279	7.9%	12.0%	69,900	15.4%	6.8%
Greater China Region	435,173	509,378	595,515	(74,205)	(14.6%)	(11.9%)	(86,137)	(14.5%)	(13.7%)
Rest of APAC (3)	228,809	229,877	192,492	(1,068)	(0.5%)	3.8%	37,385	19.4%	6.9%
Other (4)	3,050	2,343	2,958	707	30.2%	31.2%	(615)	(20.8%)	(25.7%)
Total revenues	1,916,947	1,946,647	1,904,549	(29,700)	(1.5%)	1.1%	42,098	2.2%	(1.9%)
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
2025 compared to 2024
By geographic area, the decrease in revenues was mainly attributable to:
(i)a decrease in the Greater China Region of €74,205 thousand or -14.6% (-11.9% Organic), reflecting challenging conditions for the luxury sector in the region, in particular in Mainland China, and the Group’s decision to optimize its DTC network in the region, and
(ii)a decrease in Rest of APAC of €1,068 thousand or -0.5% (+3.8% Organic) primarily reflecting (a) the appreciation of the Euro against several currencies in which the Group operates, primarily Japanese Yen and

South Korean Won, partially offset by (b) +3.8% Organic Growth driven by positive performance in the DTC channel of Thom Browne and TOM FORD FASHION brands;
partially offset by:
(iii)an increase in Americas of €41,279 thousand or +7.9% (+12.0% Organic), driven by (a) double digit growth of the ZEGNA brand DTC channel, reflecting strong performance in the United States, as well as Mexico and Brazil, (b) the expansion of the Thom Browne DTC store network with 7 net store openings in the region, including new stores in New York (Madison Avenue), Palm Beach and Los Angeles (35 DTC stores at December 31, 2025 compared to 28 DTC stores at December 31, 2024), as well as (c) the conversion of several locations in Canada from wholesale to DTC in the second half of 2024, including 9 Harry Rosen stores for ZEGNA and 6 Holt Renfrew stores for Thom Browne, and
(iv)an increase in EMEA of €3,587 thousand or +0.5% (+1.4% Organic) driven by (a) double digit growth in the DTC channel of the ZEGNA and TOM FORD FASHION brands, partially offset by (b) lower revenues from the wholesale channel for all of the Group’s brands, in particular Thom Browne, reflecting the Company’s strategic decision to streamline the wholesale distribution network starting in 2024.
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
Cost of sales
Cost of sales comprises costs directly related to the production, procurement and the supply of goods and services, including direct labor costs, costs for raw materials and components used to manufacture the Group’s products (primarily fibers and yarns of wool, silk, cotton, linen, cashmere and related fabrics, as well as leather and certain rare raw materials such as vicuña yarns), costs for semi-finished products, finished goods, consumables and outsourced manufacturing from third parties. Cost of sales also includes depreciation, amortization and impairment of assets, lease expenses, maintenance, write-downs of inventory, freight and duty, and other production-related costs, including manufacturing overhead.

The following table presents cost of sales for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	2024 vs 2023	%
Cost of sales	(622,910)	(650,087)	(680,235)	27,177	4.2%	30,148	4.4%
Cost of sales as % of revenues	(32.5%)	(33.4%)	(35.7%)

2025 compared to 2024
Cost of sales for the year ended December 31, 2025 amounted to €622,910 thousand, a decrease of €27,177 thousand or -4.2%, compared to €650,087 thousand for the year ended December 31, 2024, and as a percentage of revenues, cost of sales decreased from 33.4% in 2024 to 32.5% in 2025, primarily driven by a change in distribution channel mix, as further described in “—Gross profit” below.
The decrease in cost of sales was primarily attributable to (i) lower sales volumes in Thom Browne (for which revenues decreased by €46,243 thousand in 2025 compared to 2024), which resulted in lower purchases of finished goods and lower costs for duties and freight, (ii) the recognition of a government grant of €4,103 thousand in 2025 to offset research and development costs expensed relating to product innovation in Italy as part of the National Recovery and Resilience Plan funds, and (iii) lower costs relating to the acquisition method of accounting for the TFI Acquisition, which were zero in 2025 compared to €3,587 thousand in 2024, partially offset by (iv) higher costs for ZEGNA brand primarily driven by an increase in revenues.
2024 compared to 2023
Cost of sales for the year ended December 31, 2024 amounted to €650,087 thousand, a decrease of €30,148 thousand or +4.4%, compared to €680,235 thousand for the year ended December 31, 2023, and as a percentage of revenues, cost of sales decreased from 35.7% in 2023 to 33.4% in 2024, primarily driven by a change in distribution channel mix, as further described in “—Gross profit” below.
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
Gross profit

The following table presents gross profit for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	2024 vs 2023	%
Gross profit	1,294,037	1,296,560	1,224,314	(2,523)	(0.2%)	72,246	5.9%
Gross profit as % of revenues	67.5%	66.6%	64.3%

2025 compared to 2024
Gross profit for the year ended December 31, 2025 amounted to €1,294,037 thousand, a decrease of €2,523 thousand or -0.2%, compared to €1,296,560 thousand for the year ended December 31, 2024.

Gross profit as a percentage of revenues increased from 66.6% in 2024 to 67.5% in 2025, primarily driven by (i) a higher proportion of DTC sales compared to wholesale sales (DTC sales, which have higher gross profit margins compared to wholesale sales, represented 82.0% of revenues from branded products (which include DTC and wholesale) in 2025 compared to 77.6% in 2024), (ii) the recognition of a government grant of €4,103 thousand in 2025 to offset research and development costs expensed relating to product innovation in Italy as part of the National Recovery and Resilience Plan funds, (iii) lower costs relating to the acquisition method of accounting for the TFI Acquisition, which were zero in 2025 compared to €3,587 thousand in 2024, and (iv) a lower incidence of revenues from outlet stores in the ZEGNA DTC channel, partially offset by (v) negative foreign exchange impact.
2024 compared to 2023
Gross profit for the year ended December 31, 2024 amounted to €1,296,560 thousand, an increase of €72,246 thousand or +5.9%, compared to €1,224,314 thousand for the year ended December 31, 2023.
Gross profit as a percentage of revenues increased from 64.3% in 2023 to 66.6% in 2024, primarily driven by (i) a higher proportion of DTC sales compared to wholesale sales (DTC sales, which have higher margins compared to wholesale sales, represented 77.6% of revenues from branded products (which include DTC and wholesale) in 2024 compared to 73.4% in 2023), (ii) lower write-downs of inventory of €6,105 thousand (€25,745 thousand in 2024 compared to €31,850 thousand in 2023), driven by improved inventory management and primarily in the Thom Browne segment, (iii) lower costs for duties and freight of €3,052 thousand, mainly due to improved inventory management in the Thom Browne segment which resulted in lower purchase volumes of finished goods, and (iv) lower costs of €11,964 thousand relating to the acquisition method of accounting for the TFI Acquisition (€3,587 thousand in 2024 compared to €15,551 thousand in 2023, including €14,368 thousand related to the purchase price step up of the fair value of the acquired TFI inventory that was sold subsequent to the acquisition and €1,183 thousand related to the order backlog).
Selling, general and administrative expenses
Selling, general and administrative expenses primarily include costs for sales and administrative personnel, selling expenses, fees for corporate bodies, consultancies and accounting services, royalties and amortization in relation to the TOM FORD FASHION license, and other administrative and general expenses, as well as lease expenses, depreciation, amortization and impairment of assets used for selling and administrative activities.
The following table presents selling, general and administrative expenses for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	2024 vs 2023	%
Selling, general and administrative expenses	(1,033,871)	(1,008,324)	(901,364)	(25,547)	(2.5%)	(106,960)	(11.9%)
Selling, general and administrative expenses as % of revenues	(53.9%)	(51.8%)	(47.3%)
2025 compared to 2024
Selling, general and administrative expenses for the year ended December 31, 2025 amounted to €1,033,871 thousand, an increase of €25,547 thousand or +2.5%, compared to €1,008,324 thousand for the year ended December 31, 2024, and as a percentage of revenues, selling, general and administrative expenses increased from 51.8% in 2024 to 53.9% in 2025.
The increase in selling, general and administrative expenses was primarily attributable to:
(i)higher costs to support the expansion of the DTC network for all of the Group’s brands, reflecting (a) a full period of operating costs in 2025 for stores that were opened in 2024 (71 net store openings in 2024, 461 stores at December 31, 2024 compared to 390 stores at December 31, 2023), and (b) 10 net store openings in 2025 (471 stores at December 31, 2025 compared to 461 stores at December 31, 2024);

(ii)higher investments in information technology and digital transformation projects, and
(iii)an increase in net impairment of leased and owned stores of €3,843 thousand (€15,039 thousand in 2025 compared to €11,196 thousand in 2024); impairment charges in 2025 included: (a) €10,415 thousand in the Tom Ford Fashion segment, primarily in the Greater China Region and rest of APAC, (b) €4,129 thousand for the Zegna segment, primarily in the Greater China Region, and (c) €495 thousand in the Thom Browne segment;
partially offset by:
(iv)lower costs relating to long-term incentives to management (including both equity-settled and cash-settled share-based payments) of €8,616 thousand (€908 thousand in 2025 compared to €9,524 thousand in 2024);
(v)the effects of actions taken by management to prudently manage and contain costs in light of the challenging conditions currently impacting the luxury sector, which resulted in a decrease in certain discretionary costs, and
(vi)positive impact from foreign currency exchange rates during the period, primarily due to the appreciation of the Euro against several currencies in which the Group operates, mainly the U.S. Dollar, Chinese Renminbi and Japanese Yen.
In 2025, selling, general and administrative expenses included €10,077 thousand relating to expected losses on trade receivables owing from Saks Global following its voluntary filing for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 2026.
Selling, general and administrative expenses for the year ended December 31, 2025 and 2024 included €23,480 thousand and €17,168 thousand, respectively, relating to adjusting items in the presentation of Adjusted EBIT as management considers these items not reflective of underlying operating activities. For additional information, see “—Non IFRS Financial Measures—Adjusted EBIT”.
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
(iii)an increase in net impairment of leased and owned stores of €9,414 thousand (€11,196 thousand in 2024 compared to €1,782 thousand in 2023); impairment charges in 2024 primarily related to leased stores in: (a) Europe and United States that are part of the Thom Browne segment, (b) the Greater China Region and South Korea that are part of the Tom Ford Fashion segment, and (c) the United States, EMEA and the Greater China Region that are part of the Zegna segment, and

(iv)costs related to a global retail convention for ZEGNA DTC sales management which was held in Milan in the first half of 2024 (no such event was held in 2023);
partially offset by:
(v)lower costs relating to long-term incentives to management (including equity-settled share-based payments) of €11,308 thousand (€8,472 thousand in 2024 compared to €19,780 thousand in 2023);
(vi)lower transaction costs of €5,968 thousand (€33 thousand in 2024 compared to €6,001 thousand in 2023, which primarily related to consultancy and legal fees related to the TFI Acquisition completed in 2023), and
(vii)net income related to lease agreements of €4,129 thousand recognized in 2023 (and not repeated in 2024) related to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong.
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
The following table presents marketing expenses for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	2024 vs 2023	%
Marketing expenses	(120,686)	(121,384)	(114,802)	698	0.6%	(6,582)	(5.7%)
Marketing expenses as % of revenues	(6.3%)	(6.2%)	(6.0%)
2025 compared to 2024
Marketing expenses for the year ended December 31, 2025 amounted to €120,686 thousand, a decrease of €698 thousand or -0.6%, compared to €121,384 thousand for the year ended December 31, 2024, and as a percentage of revenues, marketing expenses increased to 6.3% in 2025 from 6.2% in 2024.
Aligned with its brand strategy, the Group continued investing in marketing activities in 2025, with a focus on enhancing the awareness and engagement of its brands.
Below is a summary of the most significant initiatives in 2025 for each of the Group’s three brands.
ZEGNA brand
In 2025, ZEGNA hosted a series of significant global events designed to reinforce the brand’s international presence and creative leadership. In January, during the Milan Men’s Fashion Week, ZEGNA presented its Fall/Winter 2025 Fashion Show and unveiled the Vellus Aureum collection. In June, the brand showcased its Spring/Summer 2026 collection for the first time outside of Italy, in Dubai, with an immersive “VILLA ZEGNA” experience at the Dubai Opera House that celebrated ZEGNA’s heritage and contemporary identity, continuing the narrative previously presented in Shanghai and New York. In December, the brand held a further edition of VILLA ZEGNA during Art Basel Miami Beach. In parallel, ZEGNA signed a multiyear global partnership agreement with Art Basel and continued to invest in tailored and highly selective advertising campaigns.

Thom Browne

In February 2025, Thom Browne presented its Fall/Winter 2025 collection with a runway show at The Shed in New York. In May, at the Met Gala, held at the Metropolitan Museum of Art in New York, Thom Browne was among the most worn creators of the evening. Several renowned personalities—including Demi Moore, Zoë Saldaña, and Whoopi Goldberg, among others—chose to appear in Thom Browne. In October, the brand presented its Spring/Summer 2026 collection with a fashion show in Paris.

TOM FORD FASHION

Fashion shows and celebrity dressing continued to serve as key pillars of TOM FORD FASHION’s marketing strategy. In March 2025, the brand hosted a Winter 2025 runway show in Paris, marking the debut of Haider Ackermann as Creative Director. In October, the brand presented its Spring/Summer 2026 collection at the Pavillon Vendôme.

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
Below is a summary of the most significant initiatives in 2024 for each of the Group’s three brands.
ZEGNA brand
During the Milan Design Week, ZEGNA significantly enhanced its brand presence and visibility by hosting an immersive exhibition at its headquarters and unveiling the new flowerbeds in Piazza del Duomo. This initiative is part of ZEGNA’s role as the official curator of the iconic Piazza Duomo flowerbeds for the next three years. During the event, the brand also launched the special edition BORN IN OASI ZEGNA book which recalls over 100 years of the brand’s heritage. The brand also hosted two VILLA ZEGNA events during the year, in Shanghai and New York, reflecting ZEGNA’s new approach to interacting with customers by offering immersive experiences connected with the brand.
Thom Browne
During the Milan Design Week, Thom Browne hosted a unique installation to announce the launch of its home furnishing collection through a collaboration with Frette, a 160-year-old Italian label. In addition, it also showcased two fashion shows, the first during the Spring/Summer New York Fashion Week and the second during the Fall Couture week in Paris.
TOM FORD FASHION
TOM FORD FASHION held one fashion show, which took place in Milan in February 2024 during the Milan Fashion Week. The brand also continued with its advertising campaigns during the year and various in-store events to celebrate key openings.
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
The following table presents financial income and financial expenses for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	2024 vs 2023	%
Financial income	41,509	26,028	37,282	15,481	59.5%	(11,254)	(30.2%)
Financial expenses	(50,471)	(51,995)	(68,121)	(1,524)	(2.9%)	(16,126)	(23.7%)
Net financial expenses	(8,962)	(25,967)	(30,839)	(17,005)	(65.5%)	(4,872)	(15.8%)

Financial income as a % of revenues	2.2%	1.3%	2.0%
Financial expenses as % of revenues	(2.7%)	(2.7%)	(3.6%)
Net financial expenses as a % of revenues	(0.5%)	(1.4%)	(1.6%)
2025 compared to 2024
Net financial expenses amounted to €8,962 thousand for the year ended December 31, 2025, a decrease of €17,005 thousand or -65.5%, compared to €25,967 thousand for the year ended December 31, 2024.

The decrease in net financial expenses was primarily attributable to (i) an increase of €28,740 thousand in net gains from the fair value remeasurement of liabilities for put options held by non-controlling interests, of which €25,555 thousand related to Thom Browne non-controlling interests (gain of €22,059 thousand in 2025 compared to a loss of €3,496 thousand in 2024) and 3,185 related to Dondi non-controlling interests (gain of €3,929 thousand in 2025 compared to a gain of €744 thousand in 2024), (ii) a decrease of €4,466 thousand in interest expenses on bank loans and overdrafts driven by lower average borrowings (€11,054 thousand in 2025 compared to €15,520 thousand in 2024), and (iii) higher gain of €2,629 thousand from securities held by the Group, driven by the performance of the financial markets (gains of €5,862 thousand in 2025 compared to gains of €3,233 thousand in 2024), partially offset by (iv) a lower gain of €7,582 thousand reflecting the disposal of a 45% interest in Sharmoon.EZ.Garments Co. Ltd recognized in 2024, (v) an increase of €3,337 thousand in interest and financial charges for lease liabilities driven by an expansion of the leased store network and the extension of several existing leases, (vi) a decrease of €3,062 thousand on income from interest rate swaps, and (vii) higher costs of €2,053 thousand from hedging operations.
2024 compared to 2023
Net financial expenses for the year ended December 31, 2024 amounted to €25,967 thousand, a decrease of €4,872 thousand or -15.8%, compared to net financial expenses of €30,839 thousand for the year ended December 31, 2023.

The decrease in net financial expenses was primarily attributable to (i) a gain of €22,909 thousand recognized in the prior year as a result of the exercise and redemption of warrants in the first quarter of 2023 (following which there are no remaining public or private placement warrants outstanding), and (ii) a gain of €7,582 thousand recognized in 2024 from the disposal of a 45% interest in Sharmoon.EZ.Garments Co. Ltd, following which the Group continues to own a 5% interest in the Company and account for the investment at fair value, partially offset by (iii) a decrease of €17,544 thousand in net gains from the fair value remeasurement of liabilities for put options held by non-controlling interests, mainly driven by the Thom Browne, for which a loss of €3,496 thousand was recognized in 2024 compared to a gain of €11,587 thousand in 2023, and (iv) an increase of €6,629 thousand in interest and financial charges for lease liabilities (including an increase of €2,582 thousand related to TOM FORD FASHION reflecting a full year contribution in 2023 compared to eight months and two days in 2023) driven by an expansion of the leased store network.
For additional details see Note 10 — Financial income, financial expenses and foreign exchange losses to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.

Foreign exchange gains/(losses)
Foreign exchange gains/(losses) include realized gains and losses on exchange differences, as well as the foreign exchange impact on the non-controlling interest put option liability relating to the Thom Browne group, which is denominated in U.S. Dollars.
The following table presents exchange gains/(losses) for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	2024 vs 2023	%
Foreign exchange gains/(losses)	9,000	(11,338)	(5,262)	20,338	179.4%	(6,076)	(115.5%)
Foreign exchange gains/(losses) as % of revenues	0.5%	(0.6%)	(0.3%)
2025 compared to 2024
Foreign exchange gains for the year ended December 31, 2025 amounted to €9,000 thousand, an increase of €20,338 thousand compared to foreign exchange losses of €11,338 thousand for the year ended December 31, 2024.
The increase in foreign exchange gains was primarily driven by favorable foreign exchange impact related to the Thom Browne non-controlling interest put option liability, which is denominated in U.S. Dollars (foreign currency gains of €14,718 thousand in 2025 compared to foreign currency losses of €7,770 thousand in 2024).
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
The following tables set forth result from investments accounted for using the equity method for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	2024 vs 2023	%
Result from investments accounted for using the equity method	524	1,061	(2,953)	(537)	(50.6%)	4,014	135.9%
Result from investments accounted for using the equity method as % of revenues	0.0%	0.1%	(0.2%)

2025 compared to 2024
Result from investments accounted for using the equity method for the year ended December 31, 2025 amounted to a profit of €524 thousand, a decrease of €537 thousand compared to a profit of €1,061 thousand for the year ended December 31, 2024, and primarily related (i) a gain of €261 thousand in 2025 relating to the Group’s investment in Filati Biagioli Modesto S.p.A., compared to a gain of €900 thousand in 2024, (ii) a gain of €231 thousand in 2025 relating to the Group’s investment in Norda Run compared to a gain of €174 thousand in 2024 (the Group increased its interest in the company from 25% to 32.5% in 2025), and (iii) a gain of €32 thousand in 2025 relating to the Group’s investment in Luigi Fedeli e Figlio S.r.l., compared to a loss of €13 thousand in 2024.
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
Income taxes
Income taxes include the current taxes on the results of the Group’s operations and any changes in deferred income taxes.
The following table sets forth income taxes for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			(Increase)/Decrease
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	2024 vs 2023	%
Income taxes	(30,555)	(39,747)	(33,433)	9,192	23.1%	(6,314)	(18.9%)
Income taxes as % of revenues	(1.6%)	(2.0%)	(1.8%)
2025 compared to 2024
Income taxes for the year ended December 31, 2025 amounted to €30,555 thousand compared to €39,747 thousand for the year ended December 31, 2024, of which €27,687 thousand and €37,821 thousand, respectively, related to corporate income taxes in Italy (the Italian Corporate Income Tax (“IRES”)) and other countries in which the Group operates and €2,868 thousand and €1,926 thousand, respectively, related to the Italian Regional Income Tax (“IRAP”), which is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments.
The effective tax rate was 21.8% for the year ended December 31, 2025 compared to 30.4% for the year ended December 31, 2024 (the effective tax rate net of IRAP was 19.8% for the year ended December 31, 2025 compared to 29.0% for the year ended December 31, 2024). The decrease in the effective tax rate in 2025 compared to 2024 was primarily driven by (i) higher non-taxable income in 2025 relating to the remeasurement of the put option liabilities on non-controlling interests of Thom Browne and Dondi, (ii) lower charges for uncertain tax positions, and (iii) the decrease in the withholding tax rate on dividends resulting from the double tax treaty between Italy and China.
2024 compared to 2023
Income taxes for the year ended December 31, 2024 amounted to €39,747 thousand compared to €33,433 thousand for the year ended December 31, 2023, of which €37,821 thousand and €28,943 thousand, respectively, related to general corporate income taxes in Italy and other countries in which the Group operates and €1,926 thousand and €4,490 thousand, respectively, related to IRAP.

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
Results by Segment
The following tables set forth revenues (before intersegment eliminations), Adjusted EBIT and Adjusted EBIT Margin by segment for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	Organic	2024 vs 2023	%	Organic
Revenues
Zegna	1,363,177	1,348,839	1,322,045	14,338	1.1%	3.7%	26,794	2.0%	2.5%
Thom Browne	268,899	314,818	380,287	(45,919)	(14.6%)	(12.1%)	(65,469)	(17.2%)	(20.8%)
Tom Ford Fashion	317,056	314,514	235,544	2,542	0.8%	3.1%	78,970	33.5%	(0.7%)
Intersegment eliminations	(32,185)	(31,524)	(33,327)	(661)	n.m. (*)	n.m.	1,803	n.m.	n.m.
Total revenues	1,916,947	1,946,647	1,904,549	(29,700)	(1.5%)	1.1%	42,098	2.2%	(1.9%)
______________________
(*) Throughout this document “n.m.” means not meaningful

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	2024 vs 2023	%
Adjusted EBIT
Zegna	196,708	187,598	193,466	9,110	4.9%	(5,868)	(3.0%)
Thom Browne	952	27,319	58,969	(26,367)	(96.5%)	(31,650)	(53.7%)
Tom Ford Fashion	(15,539)	(10,116)	(1,741)	(5,423)	(53.6%)	(8,375)	n.m.
Corporate	(19,044)	(19,977)	(30,423)	933	4.7%	10,446	(34.3%)
Intersegment eliminations	(117)	(804)	(59)	687	85.4%	(745)	n.m.
Total Adjusted EBIT	162,960	184,020	220,212	(21,060)	(11.4%)	(36,192)	(16.4%)

Adjusted EBIT Margin
Zegna	14.4%	13.9%	14.6%
Thom Browne	0.4%	8.7%	15.5%
Tom Ford Fashion	(4.9%)	(3.2%)	(0.7%)
Total Adjusted EBIT Margin	8.5%	9.5%	11.6%

For additional information relating to Adjusted EBIT and Adjusted EBIT Margin, which are non-IFRS financial measures, see “—Non-IFRS Financial Measures—Adjusted EBIT and Adjusted EBIT Margin.”
The following is a discussion of revenues, Adjusted EBIT and Adjusted EBIT Margin for each segment for the year ended December 31, 2025 as compared to the year ended December 31, 2024, and for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

Zegna segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Zegna segment for the years ended December 31, 2025, 2024 and 2023 (before intersegment eliminations).

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	2024 vs 2023	%
Revenues (before intersegment eliminations)	1,363,177	1,348,839	1,322,045	14,338	1.1%	26,794	2.0%
Adjusted EBIT	196,708	187,598	193,466	9,110	4.9%	(5,868)	(3.0%)
Adjusted EBIT Margin	14.4%	13.9%	14.6%
Revenues
2025 compared to 2024
Revenues (before intersegment eliminations) for the Zegna segment for the year ended December 31, 2025 amounted to €1,363,177 thousand, an increase of €14,338 thousand or +1.1% (+3.7% Organic), compared to €1,348,839 thousand for the year ended December 31, 2024.
The increase in revenues (before intersegment eliminations) for the Zegna segment was primarily attributable to:
(i)an increase in the ZEGNA brand DTC channel of €40,967 thousand or +4.1% (+7.4% Organic), reflecting the positive performance of existing stores and the continued demand for the brand collections, as well as our Su Misura offerings. By geographic area, the increase in revenues in ZEGNA brand was driven by the Americas and EMEA, including strong performance in the Middle East, partially offset by the performance in the Greater China Region, which continued to be impacted by challenges for the luxury sector, and the Group’s decision to optimize its DTC network in the region;
partially offset by:
(ii)a decrease in the ZEGNA brand wholesale branded channel of €23,106 thousand or -14.5% (-12.5% Organic) primarily reflecting (a) the conversion from wholesale to DTC of several stores in Canada in the second half of 2024, (b) the decision to limit the distribution of certain iconic products in order to preserve their exclusivity, and (c) lower sales to Saks Global following changes in the customer’s operating and financial circumstances, and
(iii)a decrease in Textile of €3,693 thousand or -2.7%, driven by lower orders for new collections compared to the previous year, reflecting challenges and uncertainties which continue to affect the demand of textile products from luxury brands.
2024 compared to 2023
Revenues (before intersegment eliminations) for the Zegna segment for the year ended December 31, 2024 amounted to €1,348,839 thousand, an increase of €26,794 thousand or +2.0% (+2.5% Organic), compared to €1,322,045 thousand for the year ended December 31, 2023.
The increase in revenues (before intersegment eliminations) for the Zegna segment was primarily attributable to:
(i)an increase in the ZEGNA brand DTC channel of €58,995 thousand or +6.2% (+6.1% Organic), reflecting growth in EMEA (including strong performance in the Middle East), the Americas (primarily the United States) and Japan, as well as an expansion of the store network with 28 net DTC store openings, including the conversion from wholesale to DTC of 16 stores in South Korea starting from January 1, 2024 and 9 Harry Rosen stores in Canada in the second half of 2024 (281 DOSs at December 31, 2024 compared to 253 DOSs at December 31, 2023), partially offset by the performance in the Greater China Region, which continued to be impacted by challenges for the luxury sector;

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
(iii)a decrease in Textile of €12,936 thousand or -8.6%, driven by lower orders for new collections compared to the previous year across several textile brands, reflecting challenges and uncertainties currently affecting the luxury sector, and
(iv)a decrease in Other revenues of €14,501 thousand or -23.6%, primarily due to lower orders for third-party brands, as well as fewer purchases from the Thom Browne segment, partially offset by higher orders from the Tom Ford Fashion segment.
Adjusted EBIT and Adjusted EBIT Margin
2025 compared to 2024
Adjusted EBIT for the Zegna segment amounted to €196,708 thousand for the year ended December 31, 2025, an increase of €9,110 thousand or +4.9% compared to €187,598 thousand for the year ended December 31, 2024. Adjusted EBIT Margin was 14.4% and 13.9%, respectively.
The increase in Adjusted EBIT for the Zegna segment was primarily attributable to:
(i)higher revenues of €14,338 thousand as further described above, and
(ii)an improved gross profit margin due to (a) a higher proportion of DTC sales as described above, which have higher gross profit margins compared to wholesale, (b) the recognition of a government grant of €4,103 thousand in 2025 to offset research and development costs expensed relating to product innovation in Italy as part of the National Recovery and Resilience Plan funds, and (c) a lower incidence of revenues from outlet stores in the ZEGNA DTC channel, partially offset by (d) negative foreign exchange impact;
partially offset by:
(iii)an increase in selling, general and administrative expenses primarily driven by (a) higher variable costs primarily attributable to sales commissions and variable leases reflecting the growth in the ZEGNA brand DTC channel, in particular in EMEA and Americas, (b) investments in information technology and digital transformation projects, partially offset by (c) a decrease in certain discretionary costs, and (d) a positive impact from foreign currency exchange rates during the period, primarily due to the appreciation of the Euro against several currencies in which the segment operates, and mainly the U.S. Dollar, the Chinese Renminbi and Japanese Yen. In 2025, selling, general and administrative expenses for the Zegna segment include €3,184 thousand relating to provisions for expected losses on trade receivables from Saks Global, following its voluntary filing for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 2026.
2024 compared to 2023
Adjusted EBIT for the Zegna segment amounted to €187,598 thousand for the year ended December 31, 2024, a decrease of €5,868 thousand or -3.0% compared to €193,466 thousand for the year ended December 31, 2023. Adjusted EBIT Margin was 13.9% and 14.6%, respectively.
The decrease in Adjusted EBIT for the Zegna segment was primarily attributable to:
(i)an increase in selling, general and administrative expenses driven by (a) higher costs to support the expansion of the ZEGNA brand with 28 net store openings at December 31, 2024 compared to December 31, 2023, including costs to convert 16 stores in South Korea from wholesale to DTC starting from January 1, 2024 and (b) costs incurred for business and organizational development, including hiring new personnel and a global retail convention for ZEGNA

DTC sales personnel that was held in Milan in the first half of 2024 (no such event was held in 2023), as well as investments in information technology and digital transformation projects, and partially offset by:

(ii)higher revenues of €26,794 thousand as further described above, and
(iii)an improved gross profit margin due to a higher proportion of DTC sales, which have higher margins compared to wholesale.
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
(ii)the launch of the special edition BORN IN OASI ZEGNA book which recalls over 100 years of the brand’s heritage, and
(iii)two VILLA ZEGNA events, in Shanghai and New York, reflecting ZEGNA’s new approach to interacting with customers by offering immersive experiences connected with the brand.
Thom Browne segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Thom Browne segment for the years ended December 31, 2025, 2024 and 2023 (before intersegment eliminations).

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	2024 vs 2023	%
Revenues (before intersegment eliminations)	268,899	314,818	380,287	(45,919)	(14.6%)	(65,469)	(17.2%)
Adjusted EBIT	952	27,319	58,969	(26,367)	(96.5%)	(31,650)	(53.7%)
Adjusted EBIT Margin	0.4%	8.7%	15.5%
Revenues
2025 compared to 2024
Revenues (before intersegment eliminations) for the Thom Browne segment for the year ended December 31, 2025 amounted to €268,899 thousand, a decrease of €45,919 thousand or -14.6% (-12.1% Organic), compared to €314,818 thousand for the year ended December 31, 2024.
The decrease in revenues (before intersegment eliminations) for the Thom Browne segment was primarily attribute to:
(i)a decrease in the wholesale branded channel of €51,346 thousand or -39.9% (-39.7% Organic), primarily reflecting the decision to increase focus on the DTC channel while streamlining the wholesale business;
partially offset by:
(ii)an increase in the DTC channel of €5,427 thousand or +2.9% (+7.9% Organic), reflecting the expansion of the DTC store network with 7 net store openings (123 DTC stores at December 31, 2025 compared to 116 DTC stores at

December 31, 2024), including stores in New York (Madison Avenue), Palm Beach, Los Angeles and Tokyo Ginza, as well as the conversion from wholesale to DTC of 6 stores in Canada in the second half of 2024, partially offset by the performance in the Greater China Region, which continued to be impacted by challenges for the luxury sector, and the Group’s decision to optimize its DTC network in the region.
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
partially offset by:
(ii)an increase in the DTC channel of €2,644 thousand or +1.4% (-7.6% Organic), driven by strong performance in Japan, an increase of €21,785 thousand from the Thom Browne business in South Korea, which was acquired in the second half of 2023 and its 17 stores were subsequently converted from wholesale to DTC following an agreement with the former franchise partner, as well as an expansion of the store network with 30 net DTC store openings (116 DOSs at December 31, 2024 compared to 86 DOSs at December 31, 2023, which included the conversion from wholesale to DTC of the Saks Fifth Avenue store in New York, as well as the conversion of 13 Nordstrom stores in the United States and 6 Holt Renfrew stores in Canada, the majority of which are significantly smaller than the average store size in the brand’s DTC network), partially offset by performance in the Greater China Region which continued to be impacted by challenging conditions for the luxury sector.
Adjusted EBIT and Adjusted EBIT Margin
2025 compared to 2024
Adjusted EBIT for the Thom Browne segment amounted to €952 thousand for the year ended December 31, 2025, a decrease of €26,367 thousand or -96.5% compared to €27,319 thousand for the year ended December 31, 2024. Adjusted EBIT Margin was 0.4% and 8.7%, respectively.
The decrease in Adjusted EBIT for the Thom Browne segment was primarily attributable to:
(i)lower revenues of €45,919 thousand as further described above;
partially offset by:
(ii)an improved gross profit margin due to a higher proportion of DTC sales as described above, which have higher gross profit margins compared to wholesale, and
(iii)a decrease in selling, general and administrative expenses primarily driven by (a) lower costs relating to long-term incentives to management (including equity-settled share-based payments), (b) the effects of actions taken by management to prudently manage and contain costs in light of the challenging conditions currently impacting the luxury sector, which resulted in a decrease in certain discretionary costs, and (c) a positive impact from foreign currency exchange rates during the period, primarily due to the appreciation of the Euro against several currencies in which the segment operates, and mainly the U.S. Dollar, the Chinese Renminbi, the Japanese Yen and the South Korean Won, partially offset by (d) higher costs to support the expansion of the Thom Browne DTC channel, including 7 net store openings (123 DTC stores at December 31, 2025 compared to 116 DTC stores at December 31, 2024). In 2025, selling, general and administrative expenses for the Thom Browne segment include €2,152 thousand relating to provisions for expected losses on trade receivables from Saks Global, following its voluntary filing for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 2026.
2024 compared to 2023
Adjusted EBIT for the Thom Browne segment amounted to €27,319 thousand for the year ended December 31, 2024, a decrease of €31,650 thousand or -53.7% compared to €58,969 thousand for the year ended December 31, 2023. Adjusted EBIT Margin was 8.7% and 15.5%, respectively.
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
(a)Milan Design Week 2024 – Thom Browne hosted a unique installation to announce the launch of its home furnishing collection through a collaboration with Frette, a 160-year-old Italian label, and
(b)Fashion shows – In 2024, Thom Browne presented two Fashion shows, the first during the New York Fashion week and the second during the Fall Couture week in Paris, with an immersive experience centered on the muslin fabric and with influences of the Olympic games.
partially offset by:
(iv)lower write-downs of inventory driven by improved inventory management, and
(v)lower costs for long-term incentives to management and variable remuneration.
Tom Ford Fashion segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Tom Ford Fashion segment for the years ended December 31, 2025, 2024 and 2023 (before intersegment eliminations).

	For the years ended December 31,			Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2023	2025 vs 2024	%	2024 vs 2023	%
Revenues (before intersegment eliminations)	317,056	314,514	235,544	2,542	0.8%	78,970	33.5%
Adjusted EBIT	(15,539)	(10,116)	(1,741)	(5,423)	(53.6%)	(8,375)	(481.0%)
Adjusted EBIT Margin	(4.9%)	(3.2%)	(0.7%)
Revenues
2025 compared to 2024
Revenues (before intersegment eliminations) for the Tom Ford Fashion segment amounted to €317,056 thousand for the year ended December 31, 2025, an increase of €2,542 thousand or +0.8% (+3.1% Organic), compared to €314,514 thousand for the year ended December 31, 2024.

The increase in revenues (before intersegment eliminations) for the Tom Ford Fashion segment was primarily attributable to:
(i)an increase in the DTC channel of €11,913 thousand or +5.9% (+9.8% Organic), reflecting (a) the positive performance of existing stores, (b) the benefit of full year contribution in 2025 of several stores that were opened during the 2024, including several conversions from wholesale to DTC, and (c) the expansion of the DTC store network with 2 net store openings in 2025 (66 DTC stores at December 31, 2025 compared to 64 DTC stores at December 31, 2024);
partially offset by:
(ii)a decrease in the wholesale branded channel of €9,371 thousand or -8.2% (-8.3% Organic), primarily reflecting (a) the strategy to strengthen direct control over distribution, including the conversion of several stores from wholesale to DTC, and (b) lower sales to Saks Global following changes in the customer’s operating and financial circumstances.
2024 compared to 2023
Revenues (before intersegment eliminations) for the Tom Ford Fashion segment amounted to €314,514 thousand for the year ended December 31, 2024, an increase of €78,970 thousand or +33.5% (-0.7% Organic), compared to €235,544 thousand for the year ended December 31, 2023.
The increase in revenues (before intersegment eliminations) for the Tom Ford Fashion segment was primarily attributable to:
(i)an increase in the DTC channel of €64,011 thousand or +47.0% (+5.1% Organic), primarily benefiting from a full year contribution in 2024 compared to eight months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023, and +5.1% Organic Growth driven by positive performance in the United States and EMEA, as well as the expansion of the DTC store network with 13 net store openings (64 DTC stores at December 31, 2024 compared to 51 DTC stores at December 31, 2023), and
(ii)an increase in the wholesale branded channel of €14,959 thousand or +15.1% (-8.5% Organic), primarily benefiting from a full year contribution in 2024 compared to eight months and two days in 2023 following completion of the TFI Acquisition on April 28, 2023, while Organic Growth was -8.5% primarily due to the conversion of two wholesale stores into retail in the third quarter of 2024 (Harrods in London (men) and Saks Fifth Avenue in New York (women)), as well as lower shipments for the Fall/Winter 2024 collection ahead of the new collection revealed in March 2025 by the new creative director, Haider Ackermann.
Adjusted EBIT and Adjusted EBIT Margin
2025 compared to 2024
Adjusted EBIT for the Tom Ford Fashion segment amounted to €(15,539) thousand for the year ended December 31, 2025, a decrease of €5,423 thousand compared to €(10,116) thousand for the year ended December 31, 2024. Adjusted EBIT Margin was (4.9%) and (3.2%), respectively.
The decrease in Adjusted EBIT for the Tom Ford Fashion segment was primarily attributable to:
(i)an increase in selling, general and administrative expenses primarily driven by (a) higher costs to support the expansion of the DTC network, reflecting a full period of operating costs in 2025 for stores that were opened in 2024 (13 net store openings) and 2 net store openings in 2025, (b) a full period of certain operating costs relating to investments made throughout 2024 to reinforce business functions and processes, and (c) investments in information technology and digital transformation projects, partially offset by (d) a positive impact from foreign currency exchange rates during the period, primarily due to the appreciation of the Euro against several currencies in which the segment operates, and mainly the U.S. Dollar. In 2025, selling, general and administrative expenses for the Tom Ford Fashion segment include €4,741 thousand relating to provisions for expected losses on trade receivables from

Saks Global, following its voluntary filing for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 2026;

partially offset by:

(iii)    higher revenues of €2,542 thousand as further described above, and

(iv)    lower costs relating to the acquisition method of accounting for the TFI Acquisition, which were zero in 2025 compared to €3,591 thousand in 2024 impacting cost of sales.

2024 compared to 2023
Adjusted EBIT for the Tom Ford Fashion segment amounted to €(10,116) thousand for the year ended December 31, 2024, a decrease of €8,375 thousand compared to €(1,741) thousand for the year ended December 31, 2023. Adjusted EBIT Margin was (3.2%) and (0.7%), respectively.
The decrease in Adjusted EBIT for the Tom Ford Fashion segment was primarily attributable to:
(i)an increase in selling, general and administrative expenses reflecting (a) a full year contribution in 2024 compared to eight months and two days in 2023 and (b) additional costs for integration, business expansion (13 net DTC store openings, partially offset by 6 net wholesale store closures), and to reinforce corporate governance, retail and other business functions, as well as to increase personnel subsequent to the TFI Acquisition in April 2023, and
(ii)higher marketing expenses reflecting a full year contribution in 2024 compared to eight months and two days in 2023. Selected marketing-related initiatives during 2024 included the following:
(a)Fashion shows – In February 2024, TOM FORD hosted a fashion show in Milan, during the Milan fashion week, and
(b)Events – Throughout the year, TOM FORD FASHION hosted various in-store events to celebrate key openings, including the October event for the launch of the China World Chinese flagship.

partially offset by:
(iii)higher revenues of €78,970 thousand as further described above.
Corporate
Corporate includes costs for certain central corporate functions that are not directly attributable to the Group’s operating segments. These corporate costs amounted to €19,044 thousand, €19,977 thousand and €30,423 thousand for the years ended December 31, 2025, 2024 and 2023. The decrease in corporate costs in 2025 compared to 2024 is mainly due to lower costs related to insurance coverage for directors and officers.
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

B. Liquidity and Capital Resources
Overview
The Group’s principal sources of liquidity are cash flows from operations, borrowings available under bank credit lines and other forms of indebtedness, as well as available cash and cash equivalents. Liquidity is required to meet the Group’s obligations and to fund its business. Short‑term liquidity is primarily used to fund ongoing operating requirements, including the purchase of raw materials, consumables and goods for production, personnel costs, and other operating expenses. In addition to its general working capital and operational needs, the Group uses cash for the following purposes: (i) capital expenditures to support its existing and future commercial network and production facilities, as well as for information and technology infrastructure, (ii) principal and interest payments under its financial obligations, (iii) acquisitions, and (iv) returns of capital to shareholders, primarily through dividends, although the Group may also return capital to shareholders through share repurchases or other corporate activities. Capital expenditures are primarily related to the opening of new stores and the renovation of existing stores, investments in production facilities to support new technologies and evolving operational needs, and upgrades to information technology systems.
The Group believes its cash generation, together with its available liquidity, will be sufficient to meet its short-term and long-term liquidity requirements, including its financial obligations, operating needs, and planned capital expenditures, for the foreseeable future.
In recent years, the Group has reduced its overall debt and refinanced a portion of its short‑term maturities through bilateral committed revolving credit facilities. These facilities are intended to lower financing costs while maintaining adequate liquidity, operational flexibility, and capacity to support future expansion initiatives.
Cash Flows
The following table summarizes the cash flows from or used in operating, investing and financing activities for each of the years ended December 31, 2025, 2024 and 2023. For additional information relating to the Group’s cash flows, see the consolidated cash flow statement and accompanying notes to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.

	For the years ended December 31			Increase/(Decrease)
(€ thousands)	2025	2024	2023	2025 vs 2024	2024 vs 2023
Net cash flows from operating activities	335,559	279,129	275,382	56,430	3,747
Net cash flows (used in)/from investing activities	(109,915)	(126,014)	21,786	16,099	(147,800)
Net cash flows used in financing activities	(215,054)	(234,534)	(250,494)	19,480	15,960
Effects of exchange rate changes on cash and cash equivalents	(9,599)	4,270	(4,716)	(13,869)	8,986
Net increase/(decrease) in cash and cash equivalents	991	(77,149)	41,958	78,140	(119,107)
Cash and cash equivalents at the beginning of the year	219,130	296,279	254,321	(77,149)	41,958
Cash and cash equivalents at the end of the year	220,121	219,130	296,279	991	(77,149)
Net cash flows from operating activities
2025 compared to 2024
Net cash flows from operating activities amounted to €335,559 thousand in 2025 compared to €279,129 thousand in 2024. The positive change of €56,430 thousand between periods was primarily attributable to the combined effects of:
(i)€43,402 thousand from a positive change in cash flows from other operating assets and liabilities (cash absorbed of €42,971 thousand in 2025 compared to cash absorbed of €86,373 thousand in 2024, which included bonuses earned by key management in previous years that were paid in 2024);
(ii)€29,078 thousand from a positive change in cash flows used by inventories, trade receivables and trade payables (cash absorbed of €2,488 thousand in 2025 compared to €31,566 thousand in 2024), and

(iii)lower taxes paid of €15,322 thousand (€37,450 thousand in 2025 compared to €52,772 thousand in 2024);
partially offset by:
(iv)a decrease in profit excluding non-cash items of €29,922 thousand (€458,058 thousand in 2025 compared to €487,980 thousand in 2024, and
(v)higher interest paid of €1,450 thousand (€39,590 thousand in 2025 compared to €38,140 thousand in 2024).
2024 compared to 2023
Net cash flows from operating activities amounted to €279,129 thousand in 2024 compared to €275,382 thousand in 2023. The positive change of €3,747 thousand between periods was primarily attributable to the combined effects of:
(i)€80,556 thousand from a positive change in cash flows used by inventories, trade receivables and trade payables (cash absorbed of €31,566 thousand in 2024 compared to €112,122 thousand in 2023), primarily driven by improved inventory management in 2024 and actions taken in the prior year to build up raw materials and finished products in order to support the growth of the business, including inventory of the Essentials collections in line with the Zegna One Brand strategy and the classic collections of Thom Browne, and
(ii)lower taxes paid of €1,216 thousand (€52,772 thousand in 2024 compared to €53,988 thousand in 2023);
partially offset by:
(iii)€56,608 thousand from a negative change in cash flows from other operating assets and liabilities (cash absorbed of €86,373 thousand in 2024 compared to cash absorbed of €29,765 thousand in 2023), including bonuses earned by key management in previous years that were paid in 2024;
(iv)a decrease in profit excluding non-cash items of €12,443 thousand (€487,980 thousand in 2024 compared to €500,423 thousand in 2023), and
(v)higher interest paid of €8,974 thousand (€38,140 thousand in 2024 compared to €29,166 thousand in 2023).
Net cash flows (used in)/from investing activities
2025 compared to 2024
Net cash flows used in investing activities amounted to €109,915 thousand in 2025 compared to net cash flows used in investing activities of €126,014 thousand in 2024. The positive change of €16,099 thousand between periods was primarily attributable to the combined effects of:
(i)lower payments for investments in property, plant and equipment of €19,600 thousand (€80,504 thousand in 2025 compared to €100,104 thousand in 2024). For additional information relating to the Group’s investments see “Item 5.B—Liquidity and Capital Resources—Capital Expenditure”;
(ii)lower net cash outflows from business combinations (net of cash acquired) of €19,307 thousand (zero in 2025 compared to €19,307 thousand in 2024, of which €9,727 thousand related to the acquisition of the ZEGNA business in South Korea and €9,580 thousand related to deferred consideration paid for the prior year acquisition of the Thom Browne business in South Korea);
(iii)lower payments for acquisitions of current financial assets and derivative instruments of €11,206 thousand (€15,135 thousand in 2025 compared to €26,341 thousand in 2024);
(iv)lower payments for investments in intangible assets of €3,033 thousand (€22,392 thousand in 2025 compared to €25,425 thousand in 2024). For additional information relating to the Group’s investments see “Item 5.B— Liquidity and Capital Resources- Capital Expenditure”, and

(v)lower net cash used in non-current financial assets of €2,961 thousand (net cash used of €879 thousand in 2025 compared to net cash used of €3,840 thousand in 2024);
partially offset by:
(vi)lower proceeds from disposals of current financial assets and derivative instruments of €25,115 thousand (proceeds of €16,306 thousand in 2025 compared to proceeds of €41,421 thousand in 2024);
(vii)lower proceeds from sale of investment of €7,582 thousand (proceeds of zero in 2025 compared to proceeds of €7,582 thousand in 2024 from the sale of a 45% interest in Sharmoon.EZ.Garments Co. Ltd.);
(viii)higher cash used in acquisition of investments accounted for using the equity method of €4,394 thousand (cash used of €4,394 thousand in 2025, including payments of €4,040 thousand for the acquisition of an additional 7.5% interest in Norda Run., compared to zero in 2024), and

(ix)higher payments related to right-of-use assets of €2,917 thousand, which were made to enter lease agreements (€2,917 thousand in 2025 compared to zero in 2024).
2024 compared to 2023
Net cash flows used in investing activities amounted to €126,014 thousand in 2024 compared to net cash flows from investing activities of €21,786 thousand in 2023. The negative change of €147,800 thousand between periods was primarily attributable to the combined effects of:
(i)lower proceeds from disposals of current financial assets and derivative instruments of €228,896 thousand (€41,421 thousand in 2024 compared to €270,317 thousand in 2023) in line with actions taken in 2023 by the Group to dispose of financial asset securities holdings primarily to fund the TFI Acquisition and capital expenditures, as well as to repay borrowings;
(ii)higher payments for investments in property, plant and equipment of €43,070 thousand (€100,104 thousand in 2024 compared to €57,034 thousand in 2023). For additional information relating to the Group’s investments see “Item 5.B—Liquidity and Capital Resources—Capital Expenditure”, and
(iii)higher payments for investments in intangible assets of €4,582 thousand (€25,425 thousand in 2024 compared to €20,843 thousand in 2023). For additional information relating to the Group’s investments see “— Liquidity and Capital Resources- Capital Expenditure”;
partially offset by:
(iv)lower net cash outflows from business combinations (net of cash acquired) of €98,379 thousand (€19,307 thousand in 2024 (of which €9,727 thousand related to the acquisition of the ZEGNA business in South Korea and €9,580 thousand related to deferred consideration paid for the prior year acquisition of the Thom Browne business in South Korea) compared to €117,686 thousand in 2023, of which €109,110 thousand for the TFI Acquisition completed on April 28, 2023 and €7,991 thousand paid for the acquisition of the Thom Browne business in South Korea);
(v)payments in 2023 for the acquisition of investments accounted for using the equity method, including €6,580 thousand for the acquisition of a 25% interest in Norda Run, €4,656 thousand for the acquisition of a 15% interest in Luigi Fedeli e Figlio S.r.l. and €4,500 thousand for a capital contribution to Filati Biagioli Modesto S.p.A. For additional information relating to these transactions, see Note 17 — Investments accounted for using the equity method within the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F;
(vi)lower payments for acquisitions of current financial assets and derivative instruments of €10,615 thousand (€26,341 thousand in 2024 compared to €36,956 thousand in 2023), and
(vii)cash proceeds of €7,582 thousand from the sale of a 45% interest in Sharmoon.EZ.Garments Co. Ltd.

Net cash flows used in financing activities
2025 compared to 2024
Net cash flows used in financing activities amounted to €215,054 thousand in 2025 compared to €234,534 thousand in 2024. The positive change of €19,480 thousand between periods was primarily attributable to the combined effects of:
(i)higher cash generated from sale of shares held in treasury of €107,216 thousand (€107,216 thousand in 2025 compared to zero in 2024), related to the sale of 14.1 million ordinary shares to Temasek as part of a strategic partnership announced in July 2025 (net of transaction costs of €1.2 million), and
(ii)lower payments of €23,502 thousand for the acquisition of non-controlling interests in 2025 (zero in 2025 compared to €23,502 thousand in 2024, which included €22,752 thousand for the acquisition of an additional 2% of the Thom Browne group as a result of Mr. Thom Browne exercising a put option and €750 thousand for the acquisition of the remaining 30% interest in Ermenegildo Zegna Madrid S.A. not previously owned by the Group);
partially offset by:
(iii)higher net repayments of borrowings of €97,740 thousand (repayments of borrowings net of proceeds of €128,801 thousand in 2025 compared to repayments of borrowings net of proceeds €31,061 thousand in 2024);
(iv)higher deferred payments for business combinations of €9,086 thousand (€9,086 thousand in 2025 compared to zero in 2024), related to the acquisition of the Thom Browne business in South Korea;
(v)higher payments of lease liabilities of €4,122 thousand (€147,671 thousand in 2025 compared to €143,549 thousand in 2024);
(vi)higher dividends paid to non-controlling interest of €700 thousand (€6,832 thousand in 2025 compared to €6,132 thousand in 2024), and
(vii)higher dividends paid to owners of the parent of €201 thousand (€30,491 thousand in 2025 compared to €30,290 thousand in 2024).
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
partially offset by:
(ii)payments of €23,502 thousand for the acquisition of non-controlling interests in 2024, including €22,752 thousand for the acquisition of an additional 2% of the Thom Browne group as a result of Mr. Thom Browne exercising a put option and €750 thousand for the acquisition of the remaining 30% interest in Ermenegildo Zegna Madrid S.A. not previously owned by the Group;
(iii)higher payments of lease liabilities of €17,817 thousand (€143,549 thousand in 2024 compared to €125,732 thousand in 2023);
(iv)cash proceeds received in 2023 that did not repeat in 2024: (a) €4,409 thousand from warrant holders exercising 408,667 warrants at an exercise price of $11.50 per ordinary share exchanged, and (b) €3,654 thousand from sales of shares held in treasury, and

(v)higher dividends paid to owners of the parent of €5,259 thousand (€30,290 thousand in 2024 compared to €25,031 thousand in 2023).
Capital Expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
The following table presents a breakdown of capital expenditure by category for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
(€ thousands)	2025	2024	2023
Payments for property, plant and equipment	80,504	100,104	57,034
Payments for intangible assets	22,392	25,425	20,843
Capital expenditure	102,896	125,529	77,877
Capital expenditure as % of revenues	5.4%	6.4%	4.1%
The Group’s main capital expenditure primarily relates to investments in our store network (new store openings, store renewals or relocations, remodeling or franchising contributions), which amounted to €61 million, €77 million and €48 million for the years ended December 31, 2025, 2024 and 2023, respectively, and primarily related to the Zegna segment. Other relevant investments for the periods presented mainly related to (i) production activities for €19 million, €25 million and €10 million for the years ended December 31, 2025, 2024 and 2023, respectively, including investments for the new luxury footwear and leather goods production facility in Sala Baganza (Parma, Italy), for which the land was acquired in 2024, and (ii) information technology for €13 million, €14 million and €13 million for the years ended December 31, 2025, 2024 and 2023, respectively, and primarily for intangible assets related to digital and business transformation projects.
Store network
The following table presents capital expenditure to develop our store network split by segment:

	For the years ended December 31,
(€ millions)	2025	2024	2023
Zegna	39	55	41
Thom Browne	14	9	6
Tom Ford Fashion	8	13	1
Capital expenditure related to the store network	61	77	48

Zegna segment
The main new store openings in the Zegna segment are presented below:
•in 2025:
◦EMEA - Porto Cervo (Italy), Doha (Qatar), shoe corner in Dubai Mall (UAE) and Riyadh Solitaire Mall (Saudi Arabia);
◦Americas - Miami Design District, Troy (United States) and Puebla (Mexico);
◦Greater China Region - Shanghai Plaza 66, Guangzhou Taikoo Hui and Macau;
•in 2024:
◦EMEA - Monte Carlo, Riyadh (Saudi Arabia), Astir Marina (Greece), Taormina (Italy), Puerto Banus (Spain), Paris (France), Fiumicino Airport (Italy) and Zurich Airport (Switzerland);
◦Americas - New York Meatpacking District, Honolulu and Miramar (United States);
◦Greater China Region - Nanchang, Nanjing, Shanghai Airport, Wuhan and Hong Kong;
◦Rest of APAC - Kuala Lumpur (Malaysia) and Changi Airport (Singapore);

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
◦Americas - New York (three stores, including East Hampton), Beverly Hills and Atlanta (United States);
◦Greater China Region - Beijing, Nanjing, Wuhan, Nanning and Taipei.

Thom Browne segment

The main new store openings in the Thom Browne segment are presented below:

•in 2025:
◦Americas - Los Angeles, Palm Beach and 2 stores on Madison Avenue in New York (United States);
◦EMEA - men and women corners in London Selfridges (UK);
◦Rest of APAC - Tokyo Ginza (Japan);
•in 2024:
◦Greater China Region - Beijing, Wuhan, Shenyang, Kunming and Macau;
◦Rest of APAC - Kobe (Japan) and Daejeon (South Korea);
◦Americas - New York Saks 5th Avenue (United States);
•in 2023:
◦Greater China Region - Wuhan, Shenzhen, Harbin and Jinan;
◦Rest of APAC - Nagoya and Yokohama (Japan).
Tom Ford Fashion segment
The main new store openings in the Tom Ford Fashion segment are presented below:
•in 2025:
◦EMEA - Puerto Banus (Spain);
◦Americas - Toronto Yorkdale (Canada);
◦Greater China Region - Hong Kong Pacific Place;
◦Rest of APAC - Osaka (Japan) and Busan (South Korea);
in 2024:
◦EMEA - Milan, Rome and Taormina (Italy); Madrid (Spain) and London Harrods (United Kingdom);
◦Greater China Region - Beijing, Shanghai, Nanjing and Hangzhou;
◦Rest of APAC - Fukuoka and Kobe (Japan) and Singapore;
in 2023:
◦Americas - New York (United States);
◦Rest of APAC - Seoul (South Korea).

Contractual Obligations
For information on our significant contractual commitments at December 31, 2025 and 2024, see Note 27 — Borrowings and Note 35 — Qualitative and quantitative information on financial risks to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.
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
The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful in monitoring the Group’s net liquidity position and available financial resources, and assists management, investors and analysts in analyzing and comparing the Group’s financial position and financial resources with those of other companies.
The following table presents the calculation of Net Financial Indebtedness/(Cash Surplus) at December 31, 2025 and 2024.

	At December 31,
(€ thousands)	2025	2024
Non-current borrowings	162,123	196,401
Current borrowings	84,066	177,166
Derivative financial instruments — Liabilities	4,576	15,138
Total borrowings and derivative financial instruments	250,765	388,705
Cash and cash equivalents	(220,121)	(219,130)
Derivative financial instruments — Assets	(7,055)	(1,711)
Other current financial assets (Securities)	(75,682)	(73,639)
Total cash and cash equivalents, derivatives financial instruments and other current financial assets (Securities)	(302,858)	(294,480)
Net Financial Indebtedness/(Cash Surplus)	(52,093)	94,225

Net Financial Indebtedness/(Cash Surplus) amounted to €(52,093) thousand at December 31, 2025 compared to €94,225 thousand at December 31, 2024, primarily reflecting the combined effects of (i) cash received of €107,216 thousand (net of transaction costs of €1.2 million) from the sale of 14.1 million ordinary shares to Temasek as part of a strategic partnership announced in July 2025, (ii) positive Free Cash Flow of €82,075 thousand, (iii) a positive change in the fair value of derivative financial instruments of €15,906 thousand, and (iv) proceeds of €721 thousand from capital contributions received from non-controlling interests, partially offset by (v) dividends paid to owners of the parent of €30,491 thousand and dividends paid to non-controlling interests of €6,832 thousand, (vi) negative effects from exchange rates on cash and cash equivalents of €9,599 thousand, primarily driven by an appreciation of the Euro compared to the U.S. Dollar and the Chinese Renminbi, (vii) payments of €9,086 thousand for deferred consideration relating to the 2023 acquisition of the Thom Browne business in South Korea, and (viii) payments of €4,040 thousand for the acquisition of an additional 7.5% interest in Norda Run.
For additional information relating to the change in cash and cash equivalents, see “Item 5.B—Liquidity and Capital Resources—Cash Flow.” For additional information relating to Free Cash Flow, which is a non-IFRS financial measure, see “Item 5.B—Non-IFRS Financial Measures—Free Cash Flow.”
The main components of Net Financial Indebtedness/(Cash Surplus) are further explained below.
Borrowings
The Group enters into and manages debt facilities centrally in order to satisfy the short and medium-term needs of each of its subsidiaries with an aim of maximizing efficiency and cost-effectiveness. The Group enters into and maintains bilateral committed credit lines with a diversified pool of lenders for a total amount that is considered consistent with the Group’s overall needs and to ensure adequate liquidity is available at any time to satisfy and comply with all of its financial obligations and commitments, as well as guarantee a suitable level of operational flexibility for any expansion programs.

The key interest rate terms of the Group’s borrowings and the amount outstanding at December 31, 2025 and 2024 are presented in the tables below based on their maturity dates.

(€ thousands, except percentages)	Interest rates (bps)	Amount	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Beyond 4 years
Fixed	0.75% - 2.95%	12,776	4,693	4,031	4,052	—	—
Variable	0.78% - 2.01%(1)	233,413	79,373	94,655	54,683	4,702	—
At December 31, 2025		246,189	84,066	98,686	58,735	4,702	—
______________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

(€ thousands, except percentages)	Interest rates (bps)	Amount	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Beyond 4 years
Fixed	0.74% - 2.32%	49,441	36,689	4,669	4,031	4,052	—
Variable	0.77% - 3.90%(1)	324,126	140,477	79,013	95,232	4,702	4,702
At December 31, 2024		373,567	177,166	83,682	99,263	8,754	4,702
______________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

At December 31, 2025, the Group has committed revolving lines amounting to an aggregate of €335 million with a maturity ranging between 3 to 5 years (€335 million at December 31, 2024 with a maturity ranging between 4 to 6 years). The lines were undrawn at December 31, 2025 (€40 million at December 31, 2024). Certain of these committed revolving lines have interest rates linked to the following two important Environment, Social and Governance (“ESG”) targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026, and (ii) 100% of the electricity is from renewable sources in Europe and the United States by 2024, a target that was achieved by the Group. As these lines were undrawn, the achievement of the target had a limited impact on interest rates. These lines amounted to €190 million at December 31, 2025 and 2024 and were undrawn.
For additional information, see Note 27 — Borrowings to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.
Debt covenants
Certain of the Group’s borrowings and revolving credit lines are subject to financial covenants requiring the Group to maintain a ratio of Net Financial Indebtedness to adjusted EBITDA equal or lower than 3.0x (calculated on an annual basis based on a definition of adjusted EBITDA specified in the related agreements, which may differ from the similarly named non-IFRS financial measure included elsewhere in this annual report), as well as negative pledges, pari passu, cross-default and change of control clauses. Failure to comply with these covenants may require the Group to fully repay the outstanding amounts on demand. At December 31, 2025 and December 31, 2024, the Group had Net Financial Indebtedness/(Cash Surplus) of €(52,093) thousand and €94,225 thousand, respectively, resulting in a ratio of Net Financial Indebtedness to adjusted EBITDA of (0.24)x and 0.40x, respectively, therefore the Group was in compliance with the covenants.
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
The following table presents the Group’s outstanding hedges at December 31, 2025 and 2024.

	At December 31,
	2025			2024
(€ thousands)	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Foreign currency derivatives	835,812	6,993	(4,315)	756,316	1,596	(14,699)
Interest rate risk
Interest rate swaps	81,295	62	(261)	82,631	115	(439)
Total derivatives instruments - Asset/(Liabilities)	917,107	7,055	(4,576)	838,947	1,711	(15,138)
For additional information relating to derivative financial instruments, see Note 21 — Derivative financial instruments to the Consolidated Financial Statements, included elsewhere in this annual report on Form 20-F.
Cash and cash equivalents
The table below presents a breakdown of the Group’s cash and cash equivalents at December 31, 2025 and 2024.

	At December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Cash on hand	1,667	2,465	(798)	(32.4%)
Bank balances	218,454	216,665	1,789	0.8%
Cash and cash equivalents	220,121	219,130	991	0.5%
The Group may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2025 amounted to €27,668 thousand (€22,105 thousand at December 31, 2024).

Other current financial assets (Securities)
The table below sets forth the breakdown of the Group’s securities included within Net Financial Indebtedness/(Cash Surplus), which are recorded within other current financial assets, at December 31, 2025 and 2024.

	At December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Fair value through profit and loss
Private equity	21,565	23,954	(2,389)	(10.0%)
Private debt	11,720	10,395	1,325	12.7%
Hedge funds	11,370	10,285	1,085	10.5%
Real estate funds	10,005	9,713	292	3.0%
Money market funds	10,713	3,864	6,849	177.3%
Equity	3,262	3,204	58	1.8%
Total fair value through profit and loss	68,635	61,415	7,220	11.8%
Fair value through other comprehensive income/(loss)
Fixed income	3,896	6,439	(2,543)	(39.5%)
Floating income	3,151	5,785	(2,634)	(45.5%)
Total fair value through other comprehensive income/(loss)	7,047	12,224	(5,177)	(42.4%)
Securities (recorded within other current financial assets)	75,682	73,639	2,043	2.8%
For additional information relating to the Group’s securities, see Note 22 — Other current financial assets to the Consolidated Financial Statements, included elsewhere in this annual report on Form 20-F.
Off-Balance Sheet Arrangements
As part of the TFI Acquisition, the Group has become a long-term licensee for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products for 20 years with an automatic renewal for one additional 10 year period subject to certain minimum performance conditions (TFF License). As part of the TFF License, the Group is required to pay minimum annual guaranteed royalties for the first 10 years of the TFF License, the remaining amount of which amounted to an aggregate of $173.4 million (€147.6 million) (undiscounted) at December 31, 2025. For the remaining term of the TFF License the minimum annual guaranteed royalties to be paid by the Group will be calculated based on a percentage of the net sales of the preceding annual period. The TFF License also requires the Group to make minimum investments for marketing activities as a percentage of net sales of the licensed products as per customary market practices. For additional information relating to the TFI Acquisition and the TFF License, see Note 39 — Business combinations within the Consolidated Financial Statements included elsewhere within this annual report on Form 20-F.
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
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange gains and losses, and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business Combination, special donations for social responsibility and net income related to lease agreements.
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

The following table presents a reconciliation of Profit to Adjusted EBIT and the calculation of the Profit Margin and the Adjusted EBIT Margin for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,
(€ thousands, except percentages)	2025	2024	2023
Profit	109,487	90,861	135,661
Income taxes	30,555	39,747	33,433
Financial income	(41,509)	(26,028)	(37,282)
Financial expenses	50,471	51,995	68,121
Foreign exchange (gains)/losses	(9,000)	11,338	5,262
Result from investments accounted for using the equity method	(524)	(1,061)	2,953
Operating profit	139,480	166,852	208,148
Adjustments:
Net impairment of leased and owned stores (1)	15,039	11,196	1,782
Severance indemnities and provisions for severance expenses (2)	7,999	4,878	4,002
Legal costs for trademark dispute (3)	442	1,061	2,168
Transaction costs related to acquisitions (4)	—	33	6,001
Costs related to the Business Combination (5)	—	—	2,140
Special donations for social responsibility (6)	—	—	100
Net income related to lease agreements (7)	—	—	(4,129)
Adjusted EBIT	162,960	184,020	220,212

Revenues	1,916,947	1,946,647	1,904,549
Profit Margin (Profit / Revenues)	5.7%	4.7%	7.1%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	8.5%	9.5%	11.6%
______________________
(1)Relates to net impairment of leased and owned stores for 2025, 2024, 2023 includes:

	For the years ended December 31,
(€ thousands)	2025	2024	2023
Right-of-use assets	9,941	7,905	832
Property, plant and equipment	5,026	3,233	915
Intangible assets	72	58	35
Total net impairment of leased and owned stores	15,039	11,196	1,782
(2)Relates to severance indemnities of €7,999 thousand, €4,878 thousand and €4,002 thousand in 2025, 2024 and 2023, respectively.
(3)Relates to legal costs of €442 thousand, €1,061 thousand (net of reimbursements) and €2,168 thousand in 2025, 2024 and 2023 respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €33 thousand and €6,001 thousand in 2024 and 2023, respectively, primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in South Korea (2024 and 2023), the acquisition of the Thom Browne business in South Korea (2023), the TFI Acquisition (2023) and the acquisition of a 25% interest in Norda Run (2023).
(5)Costs related to the Business Combination of €2,140 thousand in 2023, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey in 2023 (€100 thousand).
(7)Net income related to lease agreements of €4,129 thousand in 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong.

Adjusted EBITDA
Adjusted EBITDA is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange gains and losses, depreciation, amortization and impairment of assets, and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business Combination, special donations for social responsibility and net income related to lease agreements.
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
The following table presents a reconciliation of Profit to Adjusted EBITDA for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,
(€ thousands)	2025	2024	2023
Profit	109,487	90,861	135,661
Income taxes	30,555	39,747	33,433
Financial income	(41,509)	(26,028)	(37,282)
Financial expenses	50,471	51,995	68,121
Foreign exchange (gains)/losses	(9,000)	11,338	5,262
Depreciation, amortization and impairment of assets	259,923	235,950	194,952
Result from investments accounted for using the equity method	(524)	(1,061)	2,953
Severance indemnities and provisions for severance expenses (1)	7,999	4,878	4,002
Legal costs for trademark dispute (2)	442	1,061	2,168
Transaction costs related to acquisitions (3)	—	33	6,001
Costs related to the Business Combination (4)	—	—	2,140
Special donations for social responsibility (5)	—	—	100
Net income related to lease agreements (6)	—	—	(4,129)
Adjusted EBITDA	407,844	408,774	413,382
______________________
(1)Relates to severance indemnities of €7,999 thousand, €4,878 thousand and €4,002 thousand in 2025, 2024 and 2023, respectively.
(2)Relates to legal costs of €442 thousand, €1,061 thousand (net of reimbursements) and €2,168 thousand in 2025, 2024 and 2023 respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.
(3)Relates to transaction costs of €33 thousand and €6,001 thousand in 2024 and 2023, respectively, primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in South Korea (2024 and 2023), the acquisition of the Thom Browne business in South Korea (2023), the TFI Acquisition (2023) and the acquisition of a 25% interest in Norda Run (2023).
(4)Costs related to the Business Combination of €2,140 thousand in 2023, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(5)Relates to donations to support initiatives related to humanitarian emergencies in Turkey in 2023 (€100 thousand).
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
The following table presents a reconciliation of Profit to Adjusted Profit for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,
(€ thousands)	2025	2024	2023
Profit	109,487	90,861	135,661
Net impairment of leased and owned stores (1)	15,039	11,196	1,782
Severance indemnities and provisions for severance expenses (2)	7,999	4,878	4,002
Legal costs for trademark dispute (3)	442	1,061	2,168
Transaction costs related to acquisitions (4)	—	33	6,001
Costs related to the Business Combination (5)	—	—	2,140
Special donations for social responsibility (6)	—	—	100
Net income related to lease agreements (7)	—	—	(4,129)
Gain on disposal of investment (8)	—	(7,582)	—
Tax effects on adjusting items (9)	(3,325)	(2,671)	(2,490)
Adjusted Profit	129,642	97,776	145,235
______________________
(1)Relates to net impairment of leased and owned stores for 2025, 2024, 2023 includes:

	For the years ended December 31,
(€ thousands)	2025	2024	2023
Right-of-use assets	9,941	7,905	832
Property, plant and equipment	5,026	3,233	915
Intangible assets	72	58	35
Total net impairment of leased and owned stores	15,039	11,196	1,782
(2)Relates to severance indemnities of €7,999 thousand, €4,878 thousand and €4,002 thousand in 2025, 2024 and 2023, respectively.
(3)Relates to legal costs of €442 thousand, €1,061 thousand (net of reimbursements) and €2,168 thousand in 2025, 2024 and 2023, respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €33 thousand and €6,001 thousand in 2024 and 2023, respectively, primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in South Korea (2024 and 2023), the acquisition of the Thom Browne business in South Korea (2023), the TFI Acquisition (2023) and the acquisition of a 25% interest in Norda Run (2023).
(5)Costs related to the Business Combination of €2,140 thousand in 2023, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey in 2023 (€100 thousand).
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
The following table presents a reconciliation of Profit to Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,
(€ thousands, except per share data)	2025	2024	2023
Profit	109,487	90,861	135,661
Net impairment of leased and owned stores (1)	15,039	11,196	1,782
Severance indemnities and provisions for severance expenses (2)	7,999	4,878	4,002
Legal costs for trademark dispute (3)	442	1,061	2,168
Transaction costs related to acquisitions (4)	—	33	6,001
Costs related to the Business Combination (5)	—	—	2,140
Special donations for social responsibility (6)	—	—	100
Net income related to lease agreements (7)	—	—	(4,129)
Gain on disposal of investment (8)	—	(7,582)	—
Tax effects on adjusting items (9)	(3,325)	(2,671)	(2,490)
Adjusted Profit	129,642	97,776	145,235
Impact of non-controlling interests (10)	11,166	14,199	14,327
Adjusted Profit attributable to shareholders of the Parent Company	118,476	83,577	130,908
Weighted average number of shares for basic earnings per share	259,598,645	251,531,105	247,015,882
Basic earnings per share in €	0.38	0.31	0.49
Adjusted Basic Earnings per Share in €	0.46	0.33	0.53
Weighted average number of shares for diluted earnings per share	261,471,986	254,239,096	252,363,769
Diluted earnings per share in €	0.38	0.30	0.48
Adjusted Diluted Earnings per Share in €	0.45	0.33	0.52

______________________
(1)Relates to net impairment of leased and owned stores for 2025, 2024, 2023 includes

	For the years ended December 31,
(€ thousands)	2025	2024	2023
Right-of-use assets	9,941	7,905	832
Property, plant and equipment	5,026	3,233	915
Intangible assets	72	58	35
Total net impairment of leased and owned stores	15,039	11,196	1,782
(2)Relates to severance indemnities of €7,999 thousand, €4,878 thousand and €4,002 thousand in 2025, 2024 and 2023, respectively.
(3)Relates to legal costs of €442 thousand, €1,061 thousand and €2,168 thousand in 2025, 2024 and 2023 respectively, in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €33 thousand and €6,001 thousand in 2024 and 2023, respectively, primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in South Korea (2024 and 2023), the TFI Acquisition (2023) and the acquisition of a 25% interest in Norda Run (2023).
(5)Costs related to the Business Combination of €2,140 thousand in 2023, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey in 2023 (€100 thousand);
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

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at December 31, 2025 and 2024.

	At December 31,
(€ thousands)	2025	2024
Non-current borrowings	162,123	196,401
Current borrowings	84,066	177,166
Derivative financial instruments — Liabilities	4,576	15,138
Total borrowings and derivative financial instruments	250,765	388,705
Cash and cash equivalents	(220,121)	(219,130)
Derivative financial instruments — Assets	(7,055)	(1,711)
Other current financial assets (Securities)	(75,682)	(73,639)
Total cash and cash equivalents, derivatives financial instruments and other current financial assets (Securities)	(302,858)	(294,480)
Net Financial Indebtedness/(Cash Surplus)	(52,093)	94,225

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
The following table presents the calculation of Trade Working Capital at December 31, 2025 and 2024.

	At December 31,
(€ thousands)	2025	2024
Current assets	1,190,213	1,206,162
Current liabilities	(750,392)	(852,885)
Working capital	439,821	353,277
Less:
Derivative financial instruments - Assets	7,055	1,711
Tax receivables	33,142	32,505
Other current financial assets	77,432	77,269
Other current assets	118,473	105,742
Cash and cash equivalents	220,121	219,130
Current borrowings	(84,066)	(177,166)
Current lease liabilities	(140,937)	(142,957)
Derivative financial instruments - Liabilities	(4,576)	(15,138)
Current provisions for risks and charges	(23,098)	(16,792)
Tax liabilities	(26,762)	(32,389)
Other current liabilities	(144,708)	(158,672)
Trade Working Capital	407,745	460,034
of which trade receivables	227,087	248,790
of which inventories	506,903	521,015
of which trade payables and customer advances	(326,245)	(309,771)

Trade Working Capital decreased by €52,289 thousand to €407,745 thousand at December 31, 2025 compared to €460,034 thousand at December 31, 2024, driven by lower trade receivables of €21,703 thousand, lower inventories of €14,112 thousand and higher trade payables and customer advances of €16,474 thousand. The increase in trade payables and customer advances was primarily attributable to higher advances received from retail customers and the timing of supplier payments. The decrease in trade receivables was primarily attributable to foreign currency impact, as well as an increase in the loss allowance, while the decrease in inventories was also primarily attributable to foreign currency impact, as well as by lower finished goods primarily reflecting management’s actions to optimize inventory levels across all brands, partially offset by higher purchases of premium raw materials and accessories with higher unit costs.
Free Cash Flow
Free Cash Flow is defined as net cash flows from operating activities less payments for property, plant and equipment (net of proceeds from disposals), intangible assets, right-of-use assets and lease liabilities.
The Group’s management believes that Free Cash Flow is a useful metric for management, investors and analysts to assess the Group’s ability to generate cash, including in comparison to other companies. Free Cash Flow should not be considered representative of residual cash flows available for discretionary purposes.
The following table presents the Free Cash Flow for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
(€ thousands)	2025	2024	2023
Net cash flows from operating activities	335,559	279,129	275,382
Payments for property, plant and equipment	(80,504)	(100,104)	(57,034)
Payments for intangible assets	(22,392)	(25,425)	(20,843)
Payments for right-of-use assets	(2,917)	—	—
Payments of lease liabilities	(147,671)	(143,549)	(125,732)
Free Cash Flow	82,075	10,051	71,773

For an explanation of the drivers in Free Cash Flow, see “Liquidity and Capital Resources—Cash Flows” above.
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

The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to Organic performance, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geographic area for the year ended December 31, 2025 compared to the year ended December 31, 2024 (FY 2025 vs FY 2024) and for the year ended December 31, 2024 compared to the year ended December 31, 2023 (FY 2024 vs FY 2023).

Segment

	FY 2025 vs FY 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	1.1%	(2.7%)	3.8%	0.1%	—%	3.7%
Thom Browne	(14.6%)	(2.5%)	(12.1%)	—%	—%	(12.1%)
Tom Ford Fashion	0.8%	(2.3%)	3.1%	—%	—%	3.1%
Total	(1.5%)	(2.6%)	1.1%	—%	—%	1.1%

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	2.0%	(1.4%)	3.4%	0.7%	0.2%	2.5%
Thom Browne	(17.2%)	(0.8%)	(16.4%)	4.4%	—%	(20.8%)
Tom Ford Fashion	33.5%	(0.8%)	34.3%	35.0%	—%	(0.7%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)

Brand and product line

	FY 2025 vs FY 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	1.5%	(3.2%)	4.7%	—%	—%	4.7%
Thom Browne	(14.7%)	(2.5%)	(12.2%)	—%	—%	(12.2%)
TOM FORD FASHION	0.8%	(2.3%)	3.1%	—%	—%	3.1%
Textile	(2.8%)	0.3%	(3.1%)	—%	—%	(3.1%)
Other (1)	0.4%	(0.4%)	0.8%	—%	—%	0.8%
Total	(1.5%)	(2.6%)	1.1%	—%	—%	1.1%

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	4.9%	(1.5%)	6.4%	0.9%	—%	5.5%
Thom Browne	(16.8%)	(0.8%)	(16.0%)	4.5%	—%	(20.5%)
TOM FORD FASHION	33.5%	(0.8%)	34.3%	35.0%	—%	(0.7%)
Textile	(8.5%)	(1.0%)	(7.5%)	—%	—%	(7.5%)
Other (1)	(48.4%)	(0.2%)	(48.2%)	(0.1%)	(16.0%)	(32.1%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)
______________________
(1) Other mainly includes revenues from agreements with third party brands.

Distribution channel

	FY 2025 vs FY 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	4.1%	(3.4%)	7.5%	0.1%	—%	7.4%
Thom Browne	2.9%	(5.0%)	7.9%	—%	—%	7.9%
TOM FORD FASHION	5.9%	(3.9%)	9.8%	—%	—%	9.8%
Total Direct to Consumer (DTC)	4.2%	(3.7%)	7.9%	—%	—%	7.9%
Wholesale branded
ZEGNA brand	(14.5%)	(2.0%)	(12.5%)	—%	—%	(12.5%)
Thom Browne	(40.2%)	(0.2%)	(40.0%)	—%	—%	(40.0%)
TOM FORD FASHION	(8.2%)	0.1%	(8.3%)	—%	—%	(8.3%)
Total Wholesale branded	(20.9%)	(0.7%)	(20.2%)	—%	—%	(20.2%)
Textile	(2.8%)	0.3%	(3.1%)	—%	—%	(3.1%)
Other (1)	0.4%	(0.4%)	0.8%	—%	—%	0.8%
Total	(1.5%)	(2.6%)	1.1%	—%	—%	1.1%

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	6.2%	(1.5%)	7.7%	1.6%	—%	6.1%
Thom Browne	1.4%	(2.2%)	3.6%	11.2%	—%	(7.6%)
TOM FORD FASHION	47.0%	(1.2%)	48.2%	43.1%	—%	5.1%
Total Direct to Consumer (DTC)	9.9%	(1.6%)	11.5%	7.5%	—%	4.0%
Wholesale branded
ZEGNA brand	(2.9%)	(1.5%)	(1.4%)	(3.9%)	—%	2.5%
Thom Browne	(34.0%)	—%	(34.0%)	(1.4%)	—%	(32.6%)
TOM FORD FASHION	15.1%	(0.2%)	15.3%	23.8%	—%	(8.5%)
Total Wholesale branded	(12.2%)	(0.5%)	(11.7%)	3.3%	—%	(15.0%)
Textile	(8.5%)	(1.0%)	(7.5%)	—%	—%	(7.5%)
Other (1)	(48.4%)	(0.2%)	(48.2%)	(0.1%)	(16.0%)	(32.1%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)
______________________
(1) Other mainly includes revenues from agreements with third party brands.

Geographic area

	FY 2025 vs FY 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	0.5%	(0.9%)	1.4%	—%	—%	1.4%
Americas (2)	7.9%	(4.1%)	12.0%	—%	—%	12.0%
Greater China Region	(14.6%)	(2.7%)	(11.9%)	—%	—%	(11.9%)
Rest of APAC (3)	(0.5%)	(4.3%)	3.8%	—%	—%	3.8%
Other (4)	30.2%	(1.0%)	31.2%	—%	—%	31.2%
Total	(1.5%)	(2.6%)	1.1%	—%	—%	1.1%

	FY 2024 vs FY 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	3.3%	—%	3.3%	3.4%	(0.5%)	0.4%
Americas (2)	15.4%	(1.0%)	16.4%	10.3%	(0.7%)	6.8%
Greater China Region	(14.5%)	(1.5%)	(13.0%)	0.7%	—%	(13.7%)
Rest of APAC (3)	19.4%	(5.2%)	24.6%	18.1%	(0.4%)	6.9%
Other (4)	(20.8%)	—%	(20.8%)	4.9%	—%	(25.7%)
Total	2.2%	(1.2%)	3.4%	5.7%	(0.4%)	(1.9%)
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
Subject to the terms and conditions of the Temasek Investor Rights Agreement, which was entered into on July 28, 2025, the Company has agreed that Temasek will have the right to nominate one individual to serve as a Non-Executive Director, for appointment by the General Meeting. Such nomination right will first apply with respect to the 2026 General Meeting, and the parties agreed that the initial director nominee will be Mr. Nagi Hamiyeh. See Item 10.B—Memorandum and Articles of Association—Registration Rights, Investor Rights and Lock-Up Arrangements—The Temasek Investor Rights Agreement” for additional information.
On November 24, 2025, the Company announced that, effective January 1, 2026, Mr. Ermenegildo (Gildo) Zegna, former Group Chairman and Chief Executive Officer, would assume the role of Group Executive Chairman, while Mr. Gianluca A. Tagliabue, formerly Group Chief Financial Officer and Chief Operating Officer, would assume the role of acting Group Chief Executive Officer, pending his appointment as an Executive Director by the 2026 General Meeting, when Mr. Tagliabue is expected to assume the role of Group Chief Executive Officer.
The Group Executive Chairman focuses on providing strategic direction and guidance on the brands’ identity, as well as driving long-term value creation. He also oversees the Group’s Textile Division, the Group General Counsel’s office (including Internal Audit), and the External Relations department, which encompasses Sustainability, Investor Relations, and Corporate Communications. The Group Chief Executive Officer is responsible for all the Group’s brands, for shaping and executing the Group’s long-term strategy, driving business performance across all brands, and further strengthening the integration of the Group’s corporate functions. He also oversees the Group’s manufacturing operations. Among others, the CEOs of the Group’s brands and the Group CFO report to the Group CEO.
At the date of this report, the Board is composed of eleven members as set forth in the following table. Unless otherwise indicated, the business address of each person listed below is c/o Ermenegildo Zegna N.V., Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy. All current members of the Board were reappointed during the annual General Meeting held on June 26, 2025. The term of office of each member of the Board will end at the close of the next annual General Meeting. Each Director may be reappointed.

Name	Year of Birth	Position
Mr. Ermenegildo Zegna di Monte Rubello	1955	Group Executive Chairman and Executive Director
Mr. Andrea C. Bonomi	1965	Non-Executive Director
Ms. Angelica Cheung	1966	Non-Executive Director
Mr. Domenico De Sole	1944	Non-Executive Director
Mr. Sergio P. Ermotti	1960	Lead Non-Executive Director and Non-Executive Director
Mr. Ronald B. Johnson	1958	Non-Executive Director
Ms. Valerie A. Mars	1959	Non-Executive Director
Mr. Michele Norsa	1948	Non-Executive Director
Mr. Henry Peter	1957	Non-Executive Director
Ms. Anna Zegna di Monte Rubello	1957	Non-Executive Director
Mr. Paolo Zegna di Monte Rubello	1956	Non-Executive Director

Mr. Andrea C. Bonomi has been nominated as the Sponsor Nominee, while the other Directors have been nominated by the Board.
Mr. Sergio P. Ermotti has been designated by the Board as Lead Non-Executive Director, being the chair (voorzitter) as referred to under Dutch law.
Summary biographies of the Directors are set out below.
Ermenegildo (Gildo) Zegna di Monte Rubello (Group Executive Chairman and Executive Director)
Gildo Zegna is currently the Executive Chairman of Ermenegildo Zegna Group. Until December 31, 2025, Mr. Zegna served as Chairman and Chief Executive Officer.
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
In February 2021, Ms. Cheung joined Sequoia Capital China as Venture Partner where she focuses on investments in the fashion/lifestyle/entertainment industry. In 2022, she was appointed as a member of board of directors of AMI 9 Holding (AMI Paris) and Holzweizer Oslo, as well as and Rare Inc. (WE11DONE), a position she held until 2025. Starting from January 2026, Ms. Cheung serves as member of the board of directors of Four Seasons Hotels Limited. She is Asia ambassador for the British Fashion Council and joined the International Advisory Board of Durham University Business School in 2025.
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
Mr. Ermotti has been Group Chief Executive Officer of UBS Group AG and President of the Executive Board of UBS AG since April 2023. He was also the Group Chief Executive Officer from 2011 to 2020. He re-joined UBS from Swiss Re Ltd, where he served as Chairman of the Board of Directors from April 2021 to April 2023.
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
Starting from January 2026, Ms. Mars serves as member of the board of directors of PureCycle Technologies, Inc.
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
Mr. Norsa served as Chief Executive Officer of Salvatore Ferragamo S.p.A. from 2006 to 2016 and later as Executive Vice Chairman until December 31, 2021; since 2025, he has been acting as Chairman Special Advisor. In 2022, he was appointed as a member of the board of directors of Palazzo Feroni Finanziaria S.p.A., engaged in the business of real estate and luxury hospitality. He is also director of Horacio Pagani S.p.A. and member of the International Advisory Board of the China Europe International Business School in Shanghai (CEIBS). Furthermore, he is a member of the board of directors and of the audit committee of Azimut Benetti S.p.A and, since July 2025, of Compagnia de’ Frescobaldi S.p.A. Since September 2023, Mr. Norsa has become Global Senior Advisor of the Boston Consulting Group. Previously, Mr. Norsa served on the board of directors of Thom Browne Inc., Rocco Forte Hotels, Oettinger Davidoff Group and Hugo Boss, and successfully led two IPOs in the luxury sector (Salvatore Ferragamo S.p.A. in 2011 and Valentino Fashion Group S.p.A. in 2005).
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
Mr. Peter serves on the board of directors of Swiss Life Holding AG (Switzerland’s largest life insurance company) and, among others, of Banque Lombard Odier & Cie SA, where he chairs the Audit Committee, and is Chairman of the board of directors of Sigurd Rück AG, a captive reinsurance company of the Italian Saipem S.p.A. Group. He is also Chairman of the board of directors of Brembo Reinsurance AG, a captive reinsurance company of the Italian Group Brembo S.p.A. He was a member of the Swiss Takeover Board between 2004 and 2015 and is a member of the Sanctions Commission of the SIX Swiss Exchange since 2007 of which is now Chairman.
Born in Boston (USA) in 1957, Mr. Peter holds a Ph.D. in law from the University of Geneva. Since 1988 and until 2024, Mr. Peter has been a partner in a Lugano law firm, currently Kellerhals Carrard Lugano SA, of which he is serving as “Of Counsel” since 2025. From 1997, he has also served as professor of business law, and from 2017 as President of the Geneva Center for Philanthropy, at the University of Geneva; having retired on December 31, 2024, he is now emeritus professor.
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
Ms. Zegna is also Zegna Family Ambassador and Strategic Advisor of Oasi Zegna since 2025. This role is the result of her working in various positions since 2014; prior to that, she directed the Store Planning at Zegna from 1995 to 1998 and the Group Image until 2017. Ms. Zegna is a member of the board of directors of Monterubello as well as Chairman of Fondazione Zegna, where she oversees the planning and coordination of local and international humanitarian initiatives related to conservation, sustainable development and education. She is also member of the board of directors of the non-profit foundation Fondo Ambiente Italiano (FAI).
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
He has been an invited member of the Directive Council of the Association Confindustria Moda, born to replace the previous Association Sistema Moda Italia, which represents companies of the entire supply chain and is the official interlocutor in relations with Italian and international institutions and organizations. He is also member of the Director Council of Euratex, the European Association of the Textile and Clothing State Members, as representative of the Italian Association. He also served as Vice President of the Altagamma Foundation, which is committed to gathering high-end cultural and creative companies and increasing the competitiveness of the high-end industry, and is now a board member by invitation of its President.
Born in Turin (Italy) in 1956, Mr. Paolo Zegna holds a degree in Economics from the University of Geneva.
Mr. Paolo Zegna di Monte Rubello is a cousin to Mr. Ermenegildo Zegna di Monte Rubello and Ms. Anna Zegna di Monte Rubello.
Board Observers
Pursuant to the Temasek Investor Rights Agreement, following the 2026 General Meeting and as long as Temasek satisfies the Temasek Minimum Holding Requirement, Temasek has the right to nominate (i) a non-voting observer who may be invited by the chairman of the Board, in his discretion, to attend certain meetings of the Board, and (ii) a Non-Executive Director for appointment at the 2026 General Annual Meeting of the Company. In accordance with the Temasek Investor Rights Agreement, Mr. Nagi Hamiyeh, who is expected to be nominated pursuant to (ii) above, has been a non-voting observer to the Board since January 2026, and will cover such role up until the 2026 General Meeting. See “Item 10.B—Memorandum and Articles of Association—Registration Rights, Investor Rights and Lock-Up Arrangements—The Temasek Investor Rights Agreement” for additional information.
Senior Management Team
As of the date of this report, the Senior Management Team of the Group comprises the following individuals:
•Ermenegildo Zegna di Monte Rubello as Group Executive Chairman;
•Gianluca A. Tagliabue as acting Group Chief Executive Officer;
•Gian Franco Santhià as Group Chief Financial Officer;
•Angelo Zegna di Monte Rubello as Co-Chief Executive Officer of the ZEGNA brand;

•Edoardo Zegna di Monte Rubello as Co-Chief Executive Officer of the ZEGNA brand;
•Alessandro Sartori as Zegna Artistic Director;
•Franco Ferraris as Head of Textile;
•Sam Lobban as Chief Executive Officer of Thom Browne;
•Thom Browne as Founder and Chief Creative Officer of Thom Browne, and
•Lelio Gavazza as Chief Executive Officer of TOM FORD FASHION.
Summary biographies of members of the Senior Management Team are set out below.
Ermenegildo (Gildo) Zegna di Monte Rubello
For the biography of Gildo Zegna, please see “—Board of Directors.”
Gianluca A. Tagliabue
Mr. Tagliabue currently serves as acting Group Chief Executive Officer, position he has held since January 2026.
Mr. Tagliabue joined the Group in January 2016 as Chief Financial Officer and Head of Business Development. He served as Group Chief Financial Officer and Chief Operating Officer, from January 2020 to December 2025. Before joining the Group, Mr. Tagliabue was the Chief Financial Officer and Senior Vice President, Strategy and Shared Services of Oakley Group from 2012 to 2015, based in California, USA. Previously, he served as Group Business Development Director and International Business Development Director (Retail, Sun & Luxury) of the Luxottica Group from January 2011 to June 2012 and from June 2010 to December 2010, respectively. Mr. Tagliabue has over 10 years of experience in strategic consulting, having worked at Value Partners, in Italy and Brazil, as Partner from 2005 to 2010 and as Senior Manager from 2001 to 2005, and earlier at Gemini Consulting.
Born in Milan (Italy) in 1968, Mr. Tagliabue holds a degree in Business Administration from Bocconi University in Milan.
Gian Franco Santhià
Gian Franco Santhià serves as Chief Financial Officer of the Ermenegildo Zegna Group, effective January 1, 2026. He is responsible for the Group’s global financial management, planning, control, and governance, supporting long-term sustainable growth across all brands and departments.
Mr. Santhià joined the Group in 2012 as Chief Financial Officer EMEA, later serving as Chief Operating Officer EMEA and as Group Control & Chief Accounting Officer (since 2020). Over his tenure, he was involved in the Group’s listing on the New York Stock Exchange (2021), and the acquisition of TOM FORD FASHION (2023).
Before joining the Group, he held senior leadership roles at Giorgio Armani Group, in the role of General Manager and Chief Financial Officer of Trimil, an Armani-Zegna joint venture where he led industrial restructuring, operational efficiency initiatives, international finance and, finally, the dissolution and subsequent merger of Trimil into GA Operations S.p.A in 2011–2012. Prior to that, also in the Giorgio Armani Group, he served in the role of Director of Planning, Control & Organization at SIMINT S.p.A and also held various roles at Gruppo Finanziario Tessile.
Born in Biella (Italy) in 1962, Mr. Santhià holds a degree in Economics from Bocconi University.
Angelo Zegna di Monte Rubello
Angelo Zegna serves as Co-Chief Executive Officer of the ZEGNA brand, effective January 1, 2026. A fourth-generation member of the Zegna family, Angelo leads the brand’s retail and wholesale strategy, product development, and merchandising.

Angelo has held key leadership roles across ZEGNA’s regions and functions. He served as Chief Executive Officer for the EMEA Region and Global Client Strategy Director, where he implemented strategic growth initiatives to accelerate regional performance and global client development. Earlier, he oversaw ZEGNA’s retail business in the United States, spearheading transformative programs focused on client experience and commercial excellence.
Earlier in his career, Angelo contributed to strategic and operational projects at Luxottica in São Paulo and New York and worked as a consultant with Bain & Company in Mumbai, where he focused on strategy and performance improvement across emerging markets.
Born in Lugano (Switzerland) in 1988, Angelo holds an M.B.A. from Harvard Business School and a Bachelor of Science from Georgetown University’s School of Foreign Service.
Mr. Angelo Zegna is the son of Mr. Ermenegildo Zegna di Monte Rubello and the brother of Mr. Edoardo Zegna di Monte Rubello.
Edoardo Zegna di Monte Rubello
Edoardo Zegna serves as Co-Chief Executive Officer of the ZEGNA brand, effective January 1, 2026. A fourth-generation member of the Zegna family, Edoardo oversees the brand’s creative direction and expression across design, marketing, communications, and media, ensuring coherence and emotional connection at every touchpoint.
Within the ZEGNA brand, Edoardo has previously held a series of leadership roles central to its digital transformation and creative evolution, including as Head of Omnichannel (2014-2018) and Head of Content and Innovation (2018-2021), where he advanced the brand’s digital storytelling and client engagement. Since 2021, he has served as ZEGNA’s Chief Marketing and Digital Officer and as the Ermenegildo Zegna Group’s Chief Sustainability Officer, leading the Group’s strategy and vision in sustainability.
Previously, Edoardo was part of the founding team at San Francisco-based online clothing company Everlane, where he served as Head of Product from 2011 to 2014.
Born in New York (United States) in 1986, Edoardo holds a degree from Georgetown University’s McDonough School of Business.
Mr. Edoardo Zegna is the son of Mr. Ermenegildo Zegna di Monte Rubello and the brother of Mr. Angelo Zegna di Monte Rubello.
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
Sam Lobban
Sam Lobban is currently the Chief Executive Officer of Thom Browne, a position he has held since September 2025.
Previously, he spent 7 years with Nordstrom, which he joined as Vice President of Men’s Designer and New Concepts, where he developed innovative retail experiences and strategic collaborations with leading brands, including Thom Browne. He then expanded his role across designer merchandising strategies supporting men’s, women’s, and children’s categories. Since 2022, and before joining Thom Browne, Mr. Lobban was serving as Executive Vice President and General Merchandising Manager for Apparel & Designer. In this role, he led product strategy and vision across women’s and men’s apparel, as well as all designer categories.
Prior to Nordstrom, Mr. Lobban was part of the founding team of Mr. Porter, where he was instrumental in launching exclusive capsule collections with major brands and in introducing new category concepts. Mr. Lobban began his career at Selfridges, starting on the retail floor and then moving through various roles within the men’s buying & merchandising teams.
Mr. Lobban is a British fashion executive and merchandising innovator. Beyond his corporate responsibilities, Mr. Lobban has contributed to the broader fashion industry as a member of the CFDA/Vogue Fashion Fund, British Fashion Council’s NEWGEN and FashionEast selection committees. He has been recognized for his ability to blend creative vision with strategic execution, making significant contributions to the evolution of modern retail.
Mr. Lobban was born in Welwyn Garden City (U.K.) in 1987.
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
Born in Asti (Italy) in 1965, Mr. Gavazza holds a Bachelor’s degree in Chemical Engineering from Genova University.
B. Compensation
Introduction
This section provides information related to the remuneration that was earned by the Board and the Senior Management Team for the year ended December 31, 2025.
The form and amount of remuneration received by the Board was determined in accordance with the remuneration policy adopted on December 17, 2021, further amended on June 28, 2022 at the General Meeting, in accordance with Dutch law and the Articles of Association.
The remuneration received by the Senior Management Team was determined consistent with the Group’s constant practice, based on principles aimed to ensure talent retention and align the remuneration with the Group’s strategy, the Group’s performance and each individual’s contribution to such performance.
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
This compensation report consists of two sections:
•Historical compensation for the year ended December 31, 2025: details the remuneration features in 2025 and actual remuneration received by or awarded to each Executive and Non-Executive Director and the Senior Management Team.
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
Historical compensation for the year ended December 31, 2025
Board of Directors — Executive Director
Gildo Zegna has been the sole Executive Director since the closing of the Business Combination, and also the Chief Executive Officer. As of January 1, 2026, Gildo Zegna has assumed the role of Group Executive Chairman.
New Senior Executive Agreement 2025-2027

Until December 31, 2024, Gildo Zegna’s remuneration was governed by the senior executive agreement for the period 2020-2024, which was restated in July 2021 and further amended in August 2022 in conformity with the remuneration policy (the “Former Senior Executive Agreement”). In 2024, the Compensation Committee, with the support of an independent external expert selected by the Compensation Committee, reviewed the Former Senior Executive Agreement and proposed a new remuneration structure. In designing such remuneration structure, the Compensation Committee took into consideration, inter alia, (i) the principles of the remuneration policy, in particular pay-for-performance, contribution to long-term value creation and alignment with the Company’s strategic objectives, (ii) peers’ practices, and (iii) feedback received from stakeholders including shareholders. Upon recommendation from the Compensation Committee, the Non-Executive Directors determined the remuneration structure of Gildo Zegna for the period 2025-2027 and a new senior executive agreement was concluded, effective January 1, 2025 (the “2025-2027 Senior Executive Agreement”). The remuneration granted to Gildo Zegna for the year ended December 31, 2025 reflects the provisions of the 2025-2027 Senior Executive Agreement applied to Gildo Zegna for all functions discharged in 2025 (i.e., Group Chairman, Group Chief Executive Officer and Chief Executive Officer of the ZEGNA brand). The remuneration disclosed herein represents all fixed and variable compensation earned by Mr. Zegna from the Company and its subsidiaries in all such capacities.
In setting Gildo Zegna’s remuneration package, the Non-Executive Directors applied the following principles:
–his remuneration, with 50% awarded in the form of shares and 30% of the total short-term and long-term variable components of the remuneration at target related to the stock performance, appropriately focuses on the creation of long-term value for shareholders and other stakeholders;
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
Under the 2025-2027 Senior Executive Agreement, the remuneration structure of Gildo Zegna for the years 2025 to 2027 is split into three parts: (i) an annual base salary representing a gross amount equivalent to €2,000,000; (ii) a short-term cash incentive with a maximum opportunity equal to 200% of annual base salary and (iii) a long-term equity incentive composed of three successive grants of rights to receive Ordinary Shares, each based on performance criteria measured over a performance period of three years, as further detailed below.
Base salary
The base salary earned by Gildo Zegna, Executive Director, Chairman and CEO, for the year ended December 31, 2025 amounted to €2,013,509 (reflecting currency exchange rates used for consolidation for remuneration originally paid in Swiss Francs).
Short-term Incentive Plan
Gildo Zegna was eligible to earn short-term incentive cash compensation, based on key performance indicators of the Group’s profitability and cash generation, up to a maximum of 200% of his annual base salary. The Non-Executive Directors determined the short-term variable cash compensation earned by Gildo Zegna for the year ended December 31, 2025 by applying the performance achieved for each of the relevant indicators to the formula and pre-set target values set out in the 2025-2027 Senior Executive Agreement, resulting in an earned incentive of €1,800,000.
Share-based compensation
On December 17, 2021, in connection with the completion of the Business Combination, the Board approved an equity incentive plan (the “EIP”), which was approved by the General Meeting on December 17, 2021. The CEO Long Term Incentive Plan 2022-2024 (the “CEO LTIP 2022-2024”) and the Executive Long Term Incentive Plan 2025-2027 (the “Executive LTIP 2025-2027”) were adopted by the Board as sub-plans of the EIP.

CEO LTIP 2022-2024

In accordance with the Former Senior Executive Agreement, the Board adopted the CEO LTIP 2022-2024, which sets out the modalities of the arrangements agreed upon for the years 2022-2024. Under the CEO LTIP 2022-2024, the Group granted to Gildo Zegna up to a maximum of 2,520,000 performance share units (“PSUs”) that vested in three tranches in 2023, 2024 and 2025 based on the achievement of defined performance targets and the Group Chairman and CEO’s continued service to the Group through the date of vesting. Each of the performance targets was measured and settled independently of the other targets and the number of shares to be assigned upon vesting depended on the level of achievement of financial performance targets over the performance period. The achievement rate could eventually be discounted by up to 10% if certain objectives relevant for the business and reflecting the contribution to sustainable long-term value creation, such as reduction of carbon emissions, assessment of water footprint, measurement of employee satisfaction, completion of suppliers and sub-suppliers’ audits, traceability of key raw materials, achievement of employee training targets (“ESG Multiplier”), were not achieved. All costs pertaining to the CEO LTIP 2022-2024 were recognized prior to 2025.1
Executive LTIP 2025-2027
In accordance with the 2025-2027 Senior Executive Agreement, the Board adopted the Executive LTIP 2025-2027, a long-term equity incentive composed of three successive grants of rights to receive Ordinary Shares upon satisfaction of pre-defined performance and service conditions assessed over a period of three years (first grant: vesting period January 1, 2025 – December 31, 2027; second grant: vesting period January 1, 2026 – December 31, 2028; third grant: vesting period January 1, 2027 – December 31, 2029). Each grant at target represents the right to receive a number of Ordinary Shares corresponding to 300% of Mr. Zegna’s annual base salary. The number of Ordinary Shares subject to each grant is calculated by dividing this target opportunity by the average share price of the Ordinary Shares in the 30 calendar days preceding the beginning of each vesting period. For each grant, the number of shares earned is capped at a maximum of 133% of the number of shares granted at target. The pre-defined performance conditions are tied by 50% to shareholder return relative to a peer group, 25% to Aggregate Basic Earnings per Share and 25% to Delta Adjusted Net Financial Indebtedness/Cash Surplus, and their achievement rate may be discounted by up to 10% if certain objectives of the ESG Multiplier are not achieved.
The first grant represents for Gildo Zegna a target opportunity of 744,416 PSUs, that vest at the end of 2027 based on the achievement of defined performance and service conditions over the period from January 1, 2025 to December 31, 2027. For the year ended December 31, 2025, the Group recognized €765,733 as share-based compensation expense in relation to this grant.
Remuneration in the Event of Termination
The 2025-2027 Senior Executive Agreement provides that in the event that, for any reason, Gildo Zegna leaves his position as Group CEO, regardless of whether he maintains his position as Chairperson of the Board, he will be entitled to a termination indemnity of an amount equal to two years of annual base salary. In the event he is appointed Executive Chairman, the severance payment will be due when he leaves such position. For the year ended December 31, 2025, the Group recognized an expense of €103,112, representing the portion recognized during the year for the liability relating to the CEO’s termination indemnity and which amount is reported as pension benefits in the table that appears below in the sub-section “Historical compensation for the year ended December 31, 2025.”

1 The Non-Executive Directors determined the level of achievement of the performance conditions under the CEO LTIP 2022-2024. As a result of such determination, Gildo Zegna received 368,943 Ordinary Shares for the year 2024 which were delivered in 2025.

Board of Directors - Non-Executive Directors
In 2025, Non-Executive Directors received an annual base fee of €150,000, paid 50% in cash and 50% in Ordinary Shares, granted pursuant to a restricted share units plan (“RSUs”). Non-Executive Directors acting as members of committees received an additional fee as defined by the remuneration policy.
The aggregate amount of compensation earned by all Non-Executive Directors in their roles as directors of the Company for the year ended December 31, 2025 was €1,718,320, of which €905,000 was paid in cash and €813,320 was paid in Ordinary Shares.2

For the year ended December 31, 2025, the Group also recognized €30,000 earned by Mr. Paolo Zegna di Monte Rubello and €111,689 earned by Mr. Henry Peter, in relation to their remuneration as Directors of Group’s subsidiaries.
Historical compensation for the year ended December 31, 2025
The following table summarizes the compensation received by the members of the Board for the year ended December 31, 2025.

Name	Office Held	Fixed Compensation	Variable compensation in cash	Share-based compensation	Pension benefits (1)	Fringe Benefits (2)	Other Compensation (3)	Total
		in €
Mr. Ermenegildo Zegna di Monte Rubello	Chairperson, Chief Executive Officer and Executive Director	2,013,509	1,800,000	765,733	563,223	30,000	14,547	5,187,012
Total – Executive Director		2,013,509	1,800,000	765,733	563,223	30,000	14,547	5,187,012
Mr. Andrea C. Bonomi	Non-Executive Director	75,000	—	81,332	11,783	—	—	168,115
Ms. Angelica Cheung	Non-Executive Director	85,000	—	81,332	19,969	—	—	186,301
Mr. Domenico De Sole	Non-Executive Director	85,000	—	81,332	—	—	—	166,332
Mr. Sergio P. Ermotti	Lead Non-Executive Director and Non-Executive Director	90,000	—	81,332	11,709	—	—	183,041
Mr. Ronald B. Johnson	Non-Executive Director	100,000	—	81,332	—	—	—	181,332
Ms. Valerie A Mars	Non-Executive Director	115,000	—	81,332	—	—	—	196,332
Mr. Michele Norsa	Non-Executive Director	110,000	—	81,332	—	—	—	191,332
Mr. Henry Peter	Non-Executive Director	206,689	—	81,332	17,777	—	—	305,798
Ms. Anna Zegna di Monte Rubello	Non-Executive Director	75,000	—	81,332	12,224	—	—	168,556
Mr. Paolo Zegna di Monte Rubello	Non-Executive Director	105,000	—	81,332	8,192	10,000	—	204,524
Total – Non-Executive Directors		1,046,689	—	813,320	81,654	10,000	—	1,951,663
______________________
(1)Relates to social contributions and termination indemnities.
(2)Relates to customary benefits (e.g., clothing allowance) provided to Gildo Zegna and Mr. Paolo Zegna di Monte Rubello.
(3)Relates to the difference between the short-term variable cash compensation recognized in 2024 and the actual payment made in 2025.

Senior Management Team
For 2025, Zegna’s senior management team consisted of:
•Ermenegildo Zegna di Monte Rubello as Chief Executive Officer;
•Gianluca Ambrogio Tagliabue as Chief Operating Officer and Chief Financial Officer;
•Alessandro Sartori as Zegna Artistic Director;
•Franco Ferraris as Head of Textiles;
•Rodrigo Bazan as Chief Executive Officer of Thom Browne until August 31, 2025;
•Sam Lobban as Chief Executive Officer of Thom Browne from September 2, 2025;
2 For the services rendered in 2024, each Non-Executive Director received 7,162 Ordinary Shares in February 2026. For the services rendered in 2025, each Non-Executive Director will receive 9,432 Ordinary Shares in February 2027.

•Thom Browne as Founder & Chief Creative Officer of Thom Browne;
•Lelio Gavazza as Chief Executive Officer of Tom Ford Fashion.
The following section provides the aggregate amount of compensation earned by the Senior Management Team (excluding Gildo Zegna, whose compensation is included in the discussion above).
For the year ended December 31, 2025, the Group recognized €8,121,980 in relation to fixed compensation, which includes base salary, consulting fees and compensation for service as a director of the Group’s subsidiaries.
For the year ended December 31, 2025, the Group recognized €2,172,653 in relation to short-term variable cash compensation under the Performance Management Program (the “PMP”), which provides eligible employees, including the Senior Management Team, with an opportunity to earn a cash incentive payment to the extent that pre-established business and individual performance goals are achieved.
For the year ended December 31, 2025, the Group recognized a credit to costs of €(3,468,267) in relation to long-term incentive plans, of which €(3,175,050) was for cash-based long-term incentives and €(293,217) was for share-based compensation. In particular:
•To further align the interests of the Senior Management Team with those of the shareholders and promote retention of senior management, in February 2022, the Board adopted a long-term incentive plan (as a sub-plan of the EIP), pursuant to which certain members of the Senior Management Team (excluding Gildo Zegna), were granted PSUs, representing 70% of the total awards granted, and retention RSUs, representing the remaining 30% of the total awards granted, each of which represents the right to receive one Ordinary Share (the “Long-Term Incentive Awards 2022-2025”). In particular, under the terms of the plan, PSUs vested in 2025 based on the level of achievement of financial performance targets and a multiplier reflecting the achievement of certain environmental, social and governance objectives over the performance period contributing to the creation of sustainable long-term value from 2022 to 2024, and subject to the participant’s continued service through December 31, 2024. The RSUs vest in 2026, subject to the participant’s continued service through December 31, 2025 (and good leaver provisions, in the case of an earlier termination of employment). In total, 262,500 PSUs and RSUs have been granted to certain members of Senior Management Team (excluding Gildo Zegna) under this plan. For the year ended December 31, 2025, the Group recognized €177,741 as share-based compensation expense in relation to the Long-Term Incentive Awards 2022-2025.
•In September 2023, because new participants in the long-term incentive plan could no longer be designated after June 30, 2023, the Board adopted an RSU plan (the “2023 RSU Plan”) (as a sub-plan of the EIP). In 2025, the Group granted 139,845 RSUs under the 2023 RSU Plan to members of the Senior Management Team (excluding Gildo Zegna), which each represent the right to receive one Ordinary Share and that vest in three tranches between 2026 and 2028 (the “2025-2028 RSUs”). For the year ended December 31, 2025, the Group recognized €152,028 as share-based compensation expense in relation to the 2025-2028 RSUs and €283,464 in relation to RSUs granted in previous years under the 2023 RSU Plan.
•To reinforce a meritocratic compensation approach, align with the Group’s overarching strategy, and foster sustainable shareholder value over the long term, on January 30, 2024 the Zegna Board approved a new 2024-2026 Long-Term Incentive Plan (“LTI Plan”). This plan applies to the ZEGNA brand division and the rest of the Group, including the Thom Browne and Tom Ford Fashion segments and Group functions. The new LTI Plan moves from the one-off Long-Term Incentive Awards 2022-2025 plan to three-year rolling plans with annual allocation cycles each one subject to the achievement of targets defined every year for each allocation cycle. The 2024-2026 and 2025-2027 LTI plans set targets on the following criteria: Revenues, Adjusted EBIT, Delta Adjusted NFI, ESG Multiplier and relative total shareholder return (“TSR”) (based on a selection of peers of 13 European and U.S. companies in the luxury business listed in Europe, Asia or the U.S.A, including the Company). The performance results for each criterion will be evaluated at the end of each three-year performance cycle, following the approval of the audited financial statements by the Board. The payout curve will ensure that only meeting the targets and overperformance are rewarded and underperformance is penalized. For the 2024-2026 and 2025-2027 allocation cycles the Group granted to members of the Senior Management Team, respectively, 168,000 and 275,850 rights to receive shares. As a result, the Group recognized €509,648 for the year ended December 31, 2025 in relation to the LTI Plan awards to the Senior Management Team.

•In 2025, the Group recognized a credit to costs of €(4,591,150) in relation to the forfeiture of a bonus awarded in 2024 that included both cash-based and share-based compensation.
For the year ended December 31, 2025, the Group recognized €448,617 in pension and post-employment benefits and €53,253 in fringe benefits. In addition, aggregate compensation of senior management for 2025 includes €2,608,708 arising from changes in senior management during the year.
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
6.The remuneration of the Non-Executive Directors consists of cash consideration and share-based compensation, in accordance with market practice among companies listed on the NYSE and to ensure structural alignment of the Non-Executive Directors’ interests with the interests of the Company’s stakeholders, including its shareholders, and

Evaluation
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
1.Be decreased or eliminated if such grant, award or actual payment was deemed to be unacceptable according to principles of reasonableness and fairness, and

2.Clawed back if such grant, award or actual payment took place on the basis of incorrect data (including data that has been maliciously altered and therefore, is incorrect).
On September 12, 2023, the Board adopted a new clawback policy in accordance with the listing requirements of the New York Stock Exchange. Such clawback policy, which became effective on December 1, 2023, provides for the recovery of certain erroneously share-based compensation from current or former Executive Director(s) of the Company in the event that the Company is required to prepare an accounting restatement.
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

As of the date of this report, all members of the Company’s Audit Committee, Governance and Sustainability Committee and Compensation Committee are considered independent under the DCGC rules. All members of the Audit Committee and the Governance and Sustainability Committee, as well as two out of three members of the Compensation Committee, are considered independent under the NYSE listing standards.
The Audit Committee
The Audit Committee is responsible for assisting and advising the Board in the oversight of, among other things: (i) the integrity of the Company’s financial statements, including any published interim reports; (ii) the adequacy and effectiveness of the Company’s internal control over financial reporting, financial reporting procedures and disclosure controls and procedures; (iii) the Company’s policy on tax planning; (iv) the Company’s policy on reservations and dividends; (v) the Company’s financing; (vi) the Company’s application of information and communication technology; (vii) the systems of internal controls that management and/or the Board have established; (viii) the Company’s compliance with legal and regulatory requirements; (ix) the Company’s compliance with recommendations and observations of internal and independent auditors; (x) the open and ongoing communications regarding the Company’s financial position and results of operations between the Board, the independent auditors, the Company’s management and internal audit department; (xi) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest; (xii) the qualifications, independence, oversight and remuneration of the independent auditors and any non-audit services provided to the Company by the independent auditors; (xiii) the determination of the process for selecting the external auditor or the audit firm (and/or the independent registered public accounting firm), if applicable, and the nomination to extend the assignment to carry out the statutory audit; (xiv) the performance of the Company’s internal auditors and of the independent auditors; (xv) the design and operation of the internal risk management and control system, risk assessment guidelines and policies including major financial risk exposure (whether strategic, financial, operating, sustainability, cybersecurity, compliance related or otherwise), and the steps taken to monitor and control such risks, and (xvi) the implementation and effectiveness of the Company’s ethics and compliance program.
The Audit Committee is comprised of at least three Non-Executive Directors. Each member of the Audit Committee is required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company; (ii) to be “independent,” for purposes of the NYSE rules, Rule 10A-3 of the Exchange Act and the DCGC, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board). At least one member of the Audit Committee must be a “financial expert” as defined by the Sarbanes- Oxley Act and the rules of the SEC. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board which must be disclosed in the Company’s annual report. Unless decided otherwise by the Audit Committee, the independent auditors of the Company, the Chief Financial Officer and the head of internal audit will attend its meetings. The Chief Executive Officer is entitled to attend meetings of the Audit Committee unless the Audit Committee determines otherwise and should attend the meetings of the Audit Committee if the Audit Committee so requires. The Audit Committee meets with the independent auditors at least once per year outside the presence of the Executive Directors and management.
In 2025, the Audit Committee comprised Valerie A. Mars (as chairperson), Ronald B. Johnson and Michele Norsa. Each of the members is independent for purposes of the NYSE rules, Rule 10A-3 of the Exchange Act and the DCGC.
The Compensation Committee
The Compensation Committee is responsible for, among other things, assisting and advising the Board in: (i) determining executive compensation consistent with the Company’s remuneration policy; (ii) reviewing and approving the remuneration structure for the Non-Executive Directors; (iii) administering equity incentive plans and deferred compensation benefit plans; (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations with respect to such compensation, and (v) preparing the remuneration report in accordance with the DCGC.
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
In 2025, the Compensation Committee comprised Henry Peter (as chairperson), Domenico De Sole and Valerie A. Mars. Each of the members is independent under the DCGC rules and each of Henry Peter and Valerie A. Mars is considered independent for purposes of the NYSE rules.
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

In 2025, the Governance and Sustainability Committee comprised Michele Norsa (as chairperson), Ronald B. Johnson and Angelica Cheung, each of whom is independent for purposes of the NYSE rules and the DCGC.
D. Employees
At December 31, 2025, 2024 and 2023, respectively, we had the following number of employees, divided into the categories of activity and geographic locations as outlined in the tables below.

	At December 31,
	2025	2024	2023
White Collars	5,080	4,997	4,734
Blue Collars	2,163	2,188	2,191
Temporary employees	194	210	276
Total	7,437	7,395	7,201

	At December 31,
	2025	2024	2023
EMEA	4,890	4,800	4,664
North America	706	620	597
Latin America	126	123	121
APAC	1,715	1,852	1,819
Total	7,437	7,395	7,201

The Group reported a nearly 1% increase in the number of employees (excluding temporary staff), rising from 7,185 at the end of 2024 to 7,243 at the end of 2025. The total number of employees (including temporary employees) increased from 7,395 to 7,437. The main drivers of this increase are explained below by reference to the Group’s three operating segments:
(i)a net increase of 46 employees in TOM FORD FASHION, reflecting the strengthening of its organizational structure, the internalization of certain roles in the Greater China Region and new hires in connection with the opening of new stores in the United States and in Hong Kong;
(ii)a net increase of 36 employees in Thom Browne, primarily due to the expansion of the retail network and driven by the opening of new stores in the United States and Japan, in support of continued brand development in key strategic markets, and
(iii)a net decrease of 40 employees in ZEGNA, primarily due to a resizing of the APAC organization in response to the challenging macroeconomic environment, partially offset by selective expansion of the ZEGNA retail network in EMEA and the United States, including new store openings in the Middle East and North America.
By region, the number of employees increased by 90 in EMEA and 89 in Americas, while the number of employees decreased by 137 in APAC.
The number of external temporary employees decreased by 16 (from 210 at December 31, 2024 to 194 at December 31, 2025). Such reduction was driven by the direct hiring of approximately 50 employees, who previously collaborated with the Group as temporary staff, in TOM FORD FASHION China, partially offset by the addition of temporary blue-collar workers in Italian manufacturing facilities.
We continue to have good labor relationships with our employees and we are committed to maintaining a positive and constructive relationship with them. To date, we have not experienced any material job action or labor stoppage that has had a material impact on our business.

E. Share Ownership
Information regarding the ownership of Ordinary Shares and Special Voting Shares A by our Directors and members of our Senior Management Team is set forth in Item 7.A of this report.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of March 6, 2026, based on the information in the Company’s shareholder register and other sources available to us, by: each person who is known to be the beneficial owner of more than 5% of our issued and outstanding Ordinary Shares and Special Voting Shares, and each of the persons who currently are, or were during the year 2025, Directors and members of the Senior Management Team.
On December 18, 2023, 149,734,550 and 5,246,800 Special Voting Shares A were assigned, respectively, to Monterubello and to Ermenegildo (Gildo) Zegna di Monte Rubello under the terms of the loyalty voting program. Monterubello is the controlling shareholder of the Company through its 56.9% shareholding interest in the Company’s issued and outstanding Ordinary Shares (as of March 6, 2026). As a result of its participation in the loyalty voting program, Monterubello’s voting power is approximately 71.5% (as of March 6, 2026).
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
The percentages in the table below are computed on the basis of 268,312,050 Ordinary Shares issued and outstanding and 154,981,350 Special Voting Shares A issued and outstanding as of March 6, 2026. The percentages of ownership and voting power in this report are calculated based on the number of outstanding shares (excluding shares held in treasury).

Beneficial Owner	Number of Ordinary Shares	% of Ordinary Shares	Number of Special Voting Shares A	% of Special Voting Shares A Outstanding
>5% holders
Monterubello s.s.(1)(2)	152,734,550	56.9%	149,734,550	96.6%
Strategic Holding Group S.à r.l.(3)	30,282,195	11.3%	—	—
Temasek Holdings (Private) Limited (4)	27,242,276	10.1%	—	—
Directors
Ermenegildo Zegna di Monte Rubello (5)	8,519,279	3.2%	5,246,800	3.4%
Andrea C. Bonomi	22,648	(*)	—	—
Angelica Cheung	22,648	(*)	—	—
Domenico De Sole	170,348	(*)	—	—
Sergio P. Ermotti	1,715,313	(*)	—	—
Ronald B. Johnson	170,348	(*)	—	—
Valerie A. Mars	170,348	(*)	—	—
Michele Norsa	170,348	(*)	—	—
Henry Peter	512,648	(*)	—	—
Anna Zegna di Monte Rubello	200,348	(*)	—	—
Paolo Zegna di Monte Rubello	430,348	(*)	—	—
Senior Management Team
Gianluca Ambrogio Tagliabue	139,575	(*)	—	—
Thom Browne	—	—	—	—
Franco Ferraris	25,000	(*)	—	—
Lelio Gavazza	124,096	(*)	—	—
Sam Lobban	—	—	—	—

Beneficial Owner	Number of Ordinary Shares	% of Ordinary Shares	Number of Special Voting Shares A	% of Special Voting Shares A Outstanding
Gian Franco Santhià	34,616	(*)	—	—
Alessandro Sartori	117,242	(*)	—	—
Angelo Zegna di Monte Rubello	126,447	(*)	—	—
Edoardo Zegna di Monte Rubello	290,497	(*)	—	—
(*) Less than 1% of the class of shares outstanding.

(1)Monterubello is an Italian società semplice whose quotas are currently held by members of the Zegna family. The directors of Monterubello, as of December 31, 2025, were Ermenegildo Zegna di Monte Rubello (chairman of the board of directors), Paolo Zegna di Monte Rubello (vice chairman of the board of directors), Anna Zegna di Monte Rubello, Angelo Zegna di Monte Rubello, Giovanni Schneider, Alessandro Andrea Trabaldo Togna, Franca Calcia and Riccardo Mulone. Monterubello participates in our loyalty voting program.
(2)As of March 6, 2026, Monterubello’s voting power in Zegna is approximately 71.5%. Such percentage is calculated as the ratio of (i) the aggregate number of Ordinary Shares and Zegna Special Voting Shares A beneficially owned by Monterubello to (ii) 268,312,050 Ordinary Shares issued and outstanding and 154,981,350 Zegna Special Voting Shares A issued and outstanding as of March 6, 2026.
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
(4)Based on filings with the SEC (Schedule 13F-HR filed on February 17, 2026, File No. 028-13088).
(5)Mr. Zegna participates in our loyalty voting program. As of March 6, 2026, Mr. Zegna’s voting power in Zegna is approximately 3.2%. Such percentage is calculated as the ratio of (i) the aggregate number of Ordinary Shares and Zegna Special Voting Shares A beneficially owned by Ermenegildo Zegna di Monte Rubello to (ii) 268,312,050 Ordinary Shares issued and outstanding and 154,981,350 Zegna Special Voting Shares A issued and outstanding as of March 6, 2026.

Based on the information in the Company’s shareholder register, as of March 6, 2026, 94,568,519 Ordinary Shares were held in the United States. At the same date, 4 record holders had registered addresses in the United States.

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
•The purchase of finished products from Norda Run Inc. and Luigi Fedeli e Figlio S.r.l.
•A supply agreement with TFI and its subsidiaries (the “TFI Group”), prior to the completion of the TFI Acquisition in April 2023, following which TFI Group is part of the Ermenegildo Zegna Group and is no longer a related party that requires separate disclosure.
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
•Put contract entered into as part of the Group’s investments in the Thom Browne group, whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling interests in Thom Browne, Inc. The Group currently owns 92% of Thom Browne, Inc. For additional information relating to the Thom Browne put contract see Note 28 — Other non-current financial liabilities to the Consolidated Financial Statements.
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
On June 28, 2021, adidas filed a lawsuit in the Southern District of New York for, among other things, trademark infringement, unfair competition, dilution and various state claims, in connection with Thom Browne’s five color grosgrain ribbon and the four bands on sleeves and pants on its sporting goods, sportswear and athletic wear. Adidas claims these designs allegedly infringe the three stripe marks of adidas. The case was assigned to a jury trial and on January 12, 2023, the jury found that at no time did Thom Browne, Inc. infringe on any of adidas’s trademarks. Adidas’ appeal was denied. In addition, based on evidence submitted in another trial against Thom Browne Inc., adidas has filed a motion requesting a new trial based on discovery flaws. Such motion was denied, and adidas has appealed the lower Court’s denial of its motion. A Decision is expected in the first half of 2026. Should the appeal be decided in favor of adidas, a new trial may take place.
Meanwhile, the opposition filed by adidas against several trademarks which Thom Browne Inc. filed for registration in the European Union was substantially denied, but Adidas has filed another opposition, pending which the registration of the relevant trademarks remains on hold.
In the UK, adidas filed before the High Court of Justice in London claims for infringement alleging infringement of adidas’ marks by Thom Browne Inc.’s use of its grosgrain ribbon signature as well as the four bar design, which were fully dismissed on November 22, 2024. As adidas did not appeal the decision denying its claims of trademark infringement, this decision is now final.
In Germany, adidas commenced a lawsuit in 2022 before the Nuremberg-Furth District Court in Germany against Thom Browne, Inc. and Thom Browne Retail Italy Srl, alleging Thom Browne’s four-bar signature infringed adidas’ three stripe mark. In first instance, the Court rejected adidas’ claims for infringement. Adidas appealed the decision and the case is pending.
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
In July 2025 the Company made a dividend distribution to the holders of Ordinary Shares of €0.12 per Ordinary Share, corresponding to a total dividend distribution of €30 million.
Subject to the finalization and adoption of the annual statutory accounts of the Company, provided that the distribution is permitted under Dutch law, and also subject to the approval of the proposed distribution by the Company’s 2026 annual General Meeting (which is currently expected to be on June 26, 2026), the Company intends to make a dividend distribution to the holders of Ordinary Shares of €0.12 per share, corresponding to a total dividend distribution to shareholders of approximately €32.2 million.
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
Share Capital and Form of Shares
At December 31, 2025, the Company’s authorized share capital amounted to €18,700,000, divided into 400,000,000 Ordinary Shares, with a nominal value of €0.02 each, 200,000,000 Special Voting Shares A, with a nominal value of €0.02 each, 50,000,000 Special Voting Shares B, with a nominal value of €0.08 each and 15,000,000 Special Voting Shares C, with a nominal value of €0.18 each. In order to facilitate the Company’s loyalty voting structure, the Articles of Association provide for transitional provisions to increase the authorized share capital when the Board makes the required filings with the Dutch Trade Register.
At December 31, 2025, there were 268,240,430 Ordinary Shares and 154,981,350 Special Voting Shares A issued and outstanding.
At December 31, 2025, 34,464,296 Ordinary Shares were held by the Company in treasury.

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
Pre-emptive Rights
Under Dutch law and the Articles of Association, each shareholder has a pre-emptive right in proportion to the aggregate number of its Ordinary Shares upon the issuance of new Ordinary Shares or the granting of rights to subscribe for Ordinary Shares. Exceptions to this pre-emptive right include the issuance of new Ordinary Shares or the granting of rights to subscribe for Ordinary Shares: (i) to employees of the Company or another company of its group; (ii) against payment other than in cash, and (iii) to persons exercising a previously granted right to subscribe for Ordinary Shares. Holders of Special Voting Shares will not have pre-emptive rights to acquire newly issued Ordinary Shares or Special Voting Shares and no pre-emptive rights will exist with respect to the issue of Special Voting Shares. In accordance with Dutch law, pre-emptive rights may be exercised during a period of at least two weeks after the announcement of an issuance of new Ordinary Shares or a grant of rights to subscribe for Ordinary Shares in the Dutch State Gazette.
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
The General Meeting adopted a resolution prior to the Closing pursuant to which the Board is authorized, for a period of five years from December 17, 2021, to limit or exclude pre-emptive rights in connection with an issuance of Ordinary Shares or grant of rights to subscribe for Ordinary Shares.
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
On June 26, 2025, the General Meeting adopted a resolution to authorize the Board for a period of 18 months (starting from the date of such meeting, until December 26, 2026) to (i) repurchase Ordinary Shares, on the open market, through privately negotiated repurchases, in self-tender offers, through accelerated repurchase arrangements or through other arrangements, for a total amount up to 10% of the Company’s issued share capital at June 26, 2025 and (ii) repurchase Ordinary Shares representing up to 20% of the Company’s issued share capital at June 26, 2025, if the Company intends to cancel or transfer the repurchased Ordinary Shares within 12 months from the date of such repurchase, at prices ranging from the nominal value of the Ordinary Shares up to 110% of the market price for the Ordinary Shares and provided that (i) for open market or privately negotiated repurchases, the market price shall be the price for the Ordinary Shares on the NYSE at the time of the transaction; (ii) for self-tender offers, the market price shall be the volume weighted average price (the “VWAP”) for the Ordinary Shares on the NYSE during a period, determined by the Board, of no less than one and no greater than five consecutive trading days immediately prior to the expiration of the tender offer, and (iii) for accelerated repurchase arrangements, the market price shall be the VWAP for the Ordinary Shares on the NYSE over the term of the arrangement. The VWAP of any number of trading days shall be calculated as the arithmetic average of the daily VWAP on those trading days.
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
In addition, on the terms and subject to the conditions of the Temasek Investor Rights Agreement, Temasek has the contractual right to nominate one individual to serve as a Non-Executive Director, for appointment by the General Meeting. See “—Registration Rights, Investor Rights and Lock-Up Arrangements—Temasek Investor Rights Agreement” below for additional information.

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

The Articles of Association and Dutch law provide that resolutions of the Board regarding an important change in the Company’s identity or character or its associated business enterprise are subject to the approval of the General Meeting. Such resolutions include in any event: (i) the transfer of the business enterprise, or practically the entire business enterprise to a third party; (ii) concluding or cancelling a long-lasting cooperation of the Company or a subsidiary with another legal entity or company or as a fully liable partner in a partnership, provided that the cooperation or cancellation is of material significance to the Company, and (iii) acquiring or disposing of a participating interest in the share capital of a company with a value of at least one-third of the Company’s assets, as shown in the consolidated balance sheet with explanatory notes according to the last adopted annual accounts, by the Company or a subsidiary.
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
The loyalty voting structure provides the Company shareholders with the opportunity to participate in the loyalty voting structure by requesting the Company to register all or some of their Ordinary Shares in the Loyalty Register. The registration of Ordinary Shares in the Loyalty Register will block such shares from trading on the NYSE. If a number of Ordinary Shares have been registered in the Loyalty Register for an uninterrupted period of two years in the name of the same shareholder, such shares become eligible to receive Special Voting Shares A. The relevant shareholder will receive one Special Voting Share A per eligible Ordinary Share. Each Special Voting Share A will automatically be converted into a Special Voting Share B and each Special Voting Share B will automatically be converted into a Special Voting Share C, upon the issuance of the relevant conversion statement by the Company. The requirements for the conversions are:
•after holding a number of Ordinary Shares for an uninterrupted period of five years following the registration of such number of Ordinary Shares in the Loyalty Register, and without such number of Ordinary Shares being de-registered from the Loyalty Register in such period, each Special Voting Share A corresponding to such number of Ordinary Shares will automatically be converted into a Special Voting Share B, and
•after holding a number of Ordinary Shares for an uninterrupted period of ten years following the registration of such number of Ordinary Shares in the Loyalty Register, and without such number of Ordinary Shares being de-registered from the Loyalty Register in such period, each Special Voting Share B corresponding to such number of Ordinary Shares will automatically be converted into a Special Voting Share C.
Each class of Special Voting Shares will entitle the relevant holders to the following number of votes, in addition to the voting rights attached to each Ordinary Share:
•each Special Voting Share A will entitle its holder with one extra vote;
•each Special Voting Share B will entitle its holder with four extra votes, and
•each Special Voting Share C will entitle its holder with nine extra votes.
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
•deregistration of the Company or delisting of the Ordinary Shares from the NYSE, and

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

Registration Rights, Investor Rights and Lock-Up Arrangements
The Business Combination Registration Rights Agreement
Concurrently with the closing of the Business Combination, the Company, the Zegna Initial Shareholders, the IIAC Sponsor and the IIAC Initial Shareholders (collectively, the “Holders”) entered into the Registration Rights Agreement, pursuant to which, among other things, the Holders have been granted certain registration rights with respect to certain Ordinary Shares and other equity securities of the Company held by the Holders from time to time. Pursuant to the Registration Rights Agreement, the Company has filed a registration statement registering for resale certain Ordinary Shares and other equity securities of the Company held by the Holders. At any time and from time to time after the expiration of any lock-up to which a Holder’s shares are subject, if any, any Holder will be able to request to sell all or a portion of its registrable securities in an underwritten offering so long as the aggregate gross proceeds from the offering are reasonably expected to exceed $50 million. The Company will under no circumstances be obligated to effect (i) more than 3 underwritten offerings in the aggregate in respect of all registrable securities held by the Zegna Initial Shareholders or (ii) more than 3 underwritten offerings in the aggregate in respect of all registrable securities held by the IIAC Initial Shareholders. The Registration Rights Agreement also provides for customary “piggyback” registration rights, subject to certain requirements and customary cut-backs. The Registration Rights Agreement also contains customary provisions regarding indemnification and contribution.
The Temasek Investor Rights Agreement
On July 28, 2025, Temasek and the Company entered into a Share Purchase and Investor Rights Agreement (the “Temasek Investor Rights Agreement”) for the sale of 14,121,062 Ordinary Shares by the Company to Temasek. The Temasek Investor Rights Agreement contemplates, among other things, that:
•Temasek will not, and will cause certain of its affiliates not to, sell, transfer or otherwise dispose of any of the Ordinary Shares acquired prior to the date of the Temasek Investor Rights Agreement or acquired pursuant to the Temasek Investor Rights Agreement (as well as any shares issued to Temasek with respect to such Ordinary Shares by way of a share dividend, subdivision, reclassification, reorganization, recapitalization, split, combination, exchange of shares, merger or any similar event) (such shares, collectively, the “Temasek Investor Shares”), subject to limited exceptions, for a period of 36 months after the closing (the “Temasek Lock-Up Period”). After the expiration of the Temasek Lock-Up Period, Temasek and its affiliates will be able to sell the Temasek Investor Shares freely, subject to compliance with law and to the volume limitation described below;
•After the expiration of the Temasek Lock-Up Period, for so long as Temasek and certain of its Affiliates hold any Ordinary Shares, they will not transfer, individually or collectively, a number of Ordinary Shares that exceeds 3% of the total shares issued and outstanding in any twenty-trading day period as part of any “at-the-market,” continuous equity or similar offerings;
•For so long as Temasek and certain of its affiliates own any shares of Zegna, they will be subject to certain standstill obligations, including the obligation not to acquire any securities or assets of the Company or its subsidiaries. Notwithstanding the foregoing, Temasek and its affiliates may acquire additional securities of the Company to the extent their aggregate beneficial ownership does not exceed 12% of the issued and outstanding Ordinary Shares, or to the extent the Ordinary Shares held in the aggregate by certain “Strategic Investors” identified in good faith by the Company from time to time does not exceed 83% of the issued and outstanding Ordinary Shares;
•From July 29, 2025 until the date on which Temasek and certain of its affiliates cease to hold any Ordinary Shares, sales by them of Ordinary Shares representing more than 1% of the issued and outstanding Ordinary Shares in a single transaction or in a series of transactions occurring in any period of 30 days will be subject to a right of first offer by the Company or a Company shareholder designated by the Company;

•Starting from the 2026 General Meeting, for so long as Temasek satisfies the Temasek Minimum Holding Requirement at the time of notice of a General Meeting, Temasek has the right to nominate one individual to serve as a Non-Executive Director (the “Temasek Nominee”) for appointment by the General Meeting. The Temasek Nominee will initially be Mr. Nagi Hamiyeh, and the Company will use its reasonable efforts to cause the Board to, in accordance with the Articles of Association, make a binding nomination for the appointment of the Temasek Nominee as Non-Executive Director at the next annual General Meeting scheduled by the Board after receiving Temasek's proposal. In any case, the nomination of the Temasek Nominee is subject to, among other things, the approval of the Board in its discretion as well as to such nominee's satisfaction of all criteria and qualification for service as a Non-Executive Director.
•Temasek’s right to nominate a Non-Executive Director will lapse with immediate effect if Temasek fails to satisfy the Temasek Minimum Holding Requirement, provided that if such failure is not caused by a sale or transfer of Ordinary Shares by Temasek, Temasek’s nomination right will lapse if such failure continues for a period of 20 trading days from the date on which Temasek had, or could have had, knowledge of such failure. Upon the termination of the nomination right, Temasek shall cause the Temasek Nominee to tender his or her resignation from the Board as promptly as reasonably practicable. For so long as Temasek satisfies the Temasek Minimum Holding Requirement, the Temasek Nominee may be suspended or dismissed only at Temasek’s written request or (i) with respect to their dismissal, in the case of fraud or willful misconduct in the performance of their office as Non-Executive Director and (ii) with respect to their suspension, upon the Board's reasonable determination that not suspending the Temasek Nominee would breach the Board’s fiduciary duties.
•From January 2026 and up until the 2026 General Meeting, Mr. Nagi Hamiyeh is entitled to attend meetings of the Board in a non-voting observer capacity, with the right to participate in discussions and to receive the materials to be discussed at Board meetings during or in advance of such meetings.
•Subsequent to the 2026 General Meeting and for so long as Temasek continues to satisfy the Temasek Minimum Holding Requirement, the Chairman of the Board may, in his discretion, invite an individual nominated in writing by Temasek (the “Temasek Observer”) to attend certain board meetings in a non-voting observer capacity. The Chairman of the Board may, in his discretion, give the Temasek Observer the right to participate in the discussions of the Board in such meetings and to receive material during or in advance of such meetings.
The foregoing summary of the Temasek Investor Rights Agreement does not purport to describe all the terms of the Temasek Investor Rights Agreement. The full text of the agreement is incorporated by reference as Exhibit 4.6 to this Annual Report on Form 20-F (and was originally filed as Exhibit 99.2 to the Form 6-K filed with SEC on July 29, 2025, File No. 001-41180).
The Temasek Registration Rights Agreement
Concurrently and in connection with the execution of the Temasek Investor Rights Agreement, Temasek and the Company entered into a registration rights agreement (the “Temasek Registration Rights Agreement”), pursuant to which, among other things, Temasek has been granted, effective from July 30, 2028 (the “Temasek Lock-Up End Date”), certain registration rights with respect to the Temasek Investor Shares. At any time and from time to time after the Temasek Lock-Up End Date, Temasek will be able to request to sell all or a portion of its registrable securities in an underwritten offering so long as the aggregate gross proceeds from the offering are reasonably expected to exceed $50 million. The Company will under no circumstances be obligated to effect more than 3 underwritten offerings in the aggregate in respect of all registrable securities. The Temasek Registration Rights Agreement also provides for customary “piggyback” registration rights, subject to certain requirements and customary cut-backs. The Temasek Registration Rights Agreement also contains customary provisions regarding indemnification and contribution.
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

C. Material Contracts
Information regarding certain material contracts is included in this report under “Item 10.B—Memorandum and Articles of Association” and is incorporated herein by reference. See also Note 28 — Other non-current financial liabilities to the Consolidated Financial Statements for information on the put option arrangements with Thom Browne.
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
•U.S. expatriates;
•Investors subject to the U.S. “inversion” rules, and
•Holders owning or considered as owning (directly, indirectly or through attribution) (5% measured by vote or value) or more of the Ordinary Shares, and
•Person who received any of the Company’s stock or warrants as compensation.
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
A “non-U.S. Holder” is a beneficial owner of Ordinary Shares that is not a United States person and is not a partnership for United States federal income tax purposes.
A holder should consult its own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of Ordinary Shares in its particular circumstances.
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
Amounts treated as dividends that the Company pays to a U.S. Holder that is taxable as a corporation generally will be taxed at regular rates. With respect to non-corporate U.S. Holders, subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be eligible for treatment as “qualified dividend income” and taxed at the lower applicable long-term capital gains rate only if, among others: (i) Ordinary Shares are readily tradable on an established securities market in the United States or the Company is eligible for benefits under an applicable tax treaty with the United States; (ii) the Company is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year, and (iii) certain holding period requirements are met. The Ordinary Shares are listed on the NYSE, so the first of these requirements is expected to be met. The amount of any dividend distribution paid in Euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of payment, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. The foreign currency gain or loss from such conversion will be ordinary income or loss and generally will be U.S. source.
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
•the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder, and
•an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.
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
Taxes on Income and Capital Gains
Residents of the Netherlands
The description of certain Dutch tax consequences in this summary is only intended for the following holders of Company Shares:
(i)individuals who are resident or deemed to be resident in the Netherlands (“Dutch Resident Individuals”), and
(ii)entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands (“Dutch Resident Corporate Entities”).

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
Non-Residents of the Netherlands
The description of certain Dutch tax consequences in this summary is only intended for the following holders of Company Shares:
(i)individuals who are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Individuals”), and
(ii)entities that are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Corporate Entities”).

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
Law No. 111 of August 9, 2023 delegated the Italian Government to enact one or more legislative decrees to reform the Italian tax system (the “Tax Reform”). Please note that Law No. 120 of August 8, 2025 extended the implementation period of the Tax Reform from 24 to 36 months, bringing the final deadline to August 29, 2026. The Tax Reform could significantly change the taxation of financial income and capital gains and introduce several amendments in the Italian tax system at different levels. The precise nature, extent and impact of these amendments cannot be quantified or foreseen with any certainty at this stage, therefore the information provided in this report may not reflect the future tax framework.

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
• “Finance Act 2026”: Law No. 199 of December 30, 2025;
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
•“Qualified Holdings”: holdings of the Ordinary Shares, including any rights or securities through which the Ordinary Shares may be acquired, that represent, in case of shares listed on regulated markets, either (i) more than

2% of the overall voting rights exercisable at ordinary shareholders’ meetings or (ii) an interest in the Company’s issued and outstanding capital exceeding 5%, and
•“Transfer of Qualified Holdings”: transfers of the Ordinary Shares, including and any rights or securities through which the Ordinary Shares may be acquired, that exceed, over a period of 12 (twelve) months, the threshold for qualifying as Qualified Holdings. The twelve-month period starts from the date when the shares, securities and the rights owned represent a percentage of voting rights or interest in the Company’s capital that exceeds the aforesaid thresholds. In case of rights or securities through which the Ordinary Shares may be acquired, the percentage of voting rights or interest in the Company’s capital potentially attributable to the holding of such rights and securities is taken into account.
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
Finance Act 2026 introduced relevant amendments to the tax regime applicable to dividends paid to Italian resident taxpayers engaged in a business activity, as well as to some non-resident business entities (pursuant to Article 27, paragraph 3-ter, of Decree No. 600 of September 29, 1973). Namely, for dividend distributions approved as of January 1, 2026, the partial exclusion from taxable income set forth in Articles 59 and 89 of the CITA only applies if the dividends derive from participations that satisfy at least one of the following thresholds: i) a direct or indirect participation (including through controlled companies) of no less than 5% of the share capital or voting rights; or ii) a participation with a tax value of at least EUR 500,000. Where neither threshold is met, the whole amount of the dividend is included in the holder’s overall business income taxable in Italy. Please note that this subsection only describes the tax regime applicable to dividends paid by Zegna as of January 1, 2026.
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
(iii) Sole Proprietors
Dividends paid to Italian resident individuals who hold the Ordinary Shares in connection with a business activity (“Sole Proprietors”) are not subject to any tax withheld at source in Italy, provided that, in this case, the holders declare at the time of receipt that the profits collected are from holdings connected with their business activity. In this case, dividends must be reported in the income tax return and included in the holder’s overall business income taxable in Italy. However, only 58.14% of such dividends are included in the holder’s overall business income taxable in Italy (49,72% if the dividends are paid out of profits formed after the fiscal year that was current on December 31, 2007 and until the fiscal year that was current on December 31, 2016), provided that they derive from participations that satisfy at least one of the following thresholds: i) a direct or indirect participation (including through controlled companies) of no less than 5% of the share capital or voting rights; or ii) a participation with a tax value of at least EUR 500,000.

(iv) Partnerships (Italian “società in nome collettivo,” “società in accomandita semplice,” “società semplici” and similar Italian partnerships as referred to in Article 5 CITA)
No Italian tax is withheld at source on dividends paid to Italian business partnerships (such as Italian società in nome collettivo, società in accomandita semplice and similar partnerships as referred to in Article 5 CITA). Only 58.14% of such dividends are included in the overall business income to be reported by the business partnership (49,72% if the dividends are paid out of profits formed after the fiscal year that was current on December 31, 2007 and until the fiscal year that was current on December 31, 2016), provided that they derive from participations that satisfy at least one of the following thresholds: i) a direct or indirect participation (including through controlled companies) of no less than 5% of the share capital or voting rights; or ii) a participation with a tax value of at least EUR 500,000.

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
(v) Companies and other business entities referred to in Article 73(1)(a)-(b) CITA
No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations (società per azioni), partnerships limited by shares (società in accomandita per azioni), limited liability companies (società a responsabilità limitata) and public and private entities whose sole or primary purpose is to carry out business activities. Only 5% of such dividends are included in the overall business income subject to IRES, provided that they derive from participations that satisfy at least one of the following thresholds: i) a direct or indirect participation (including through controlled companies) of no less than 5% of the share capital or voting rights; or ii) a participation with a tax value of at least EUR 500,000. Ordinary Shares are financial assets held for trading by holders that apply IAS® Standards / IFRS Accounting Standards under Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the holder’s overall business income subject to IRES. IRES is currently levied at 24%, but a higher rate may apply for companies operating in specific sectors or meeting certain conditions.
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
(B) Taxation of Holders Of Ordinary Shares Not Tax Resident In Italy
(i) Non-resident persons holding the Ordinary Shares through a permanent establishment in Italy
No Italian tax is withheld at source on dividends paid to non-resident persons that hold the Ordinary Shares through a permanent establishment in Italy to which the Ordinary Shares are effectively connected. Only 5% of the dividends are included in the overall income subject to IRES, provided that they derive from participations that satisfy at least one of the following thresholds: i) a direct or indirect participation (including through controlled companies) of no less than 5% of the share capital or voting rights; or ii) a participation with a tax value of at least EUR 500,000. The partial exclusion regime does not apply if the Ordinary Shares are financial assets held for trading by holders that apply IAS Standards / IFRS Accounting Standards under Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002. In this latter case, the full amount of the dividends are included in the overall business income subject to IRES. If the Ordinary Shares are held by a non-resident Sole Proprietor through a permanent establishment in Italy to which the Ordinary Shares are effectively connected, only 58.14% of the dividends is included in the overall income subject to personal income tax (49,72% if the dividends are paid out of profits formed after the fiscal year that was current on December 31, 2007 and until the fiscal year that was current on December 31, 2016), provided that they derive from participations that satisfy at least one of the following thresholds: i) a direct or indirect participation (including through controlled companies) of no less than 5% of the share capital or voting rights; or ii) a participation with a tax value of at least EUR 500,000.

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

The domestic withholding tax rate on dividends is 1.2% (and not 26%) if the recipients and beneficial owners of the dividends of Ordinary Shares are companies or entities that are (a) resident for tax purposes in an EU Member State or in an EEA State that is included in the Italian White List and (b) subject to corporate income tax in such State, provided that the non-resident recipient holds i) a direct or indirect participation (including through controlled companies) of no less than 5% of the share capital or voting rights or ii) a participation with a tax value of at least EUR 500,000. These companies and entities are not entitled to the 11/26 relief described above.
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
Finance Act 2026 introduced relevant amendments to the tax regime applicable to capital gains realized by Italian resident taxpayers engaged in a business activity. Namely, for capital gains realized upon the disposal of participations acquired as of January 1, 2026, the participation exemption regime only applies if, in addition to the standard conditions set forth in Article 87 of the CITA (see subparagraph (A)(iii)), the participation disposed of i) represents at least 5% of the share capital or voting rights, held directly or indirectly, or ii) has a tax value of at least EUR 500,000. Where neither threshold is met, the whole amount of the capital gain is included in the holder’s overall business income taxable in Italy. Please note that the above-mentioned amendments do not apply to capital gains realized upon the disposal of participations acquired before January 1, 2026, which are subject to the former regime.
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
b.The non-discretionary investment portfolio (risparmio amministrato) regime (optional). Under this regime, CGT is applied separately on capital gains realized on each transfer of the Ordinary Shares. This regime is allowed subject to (x) the Ordinary Shares being managed or in custody with Italian banks, broker-dealers (società di intermediazione mobiliare) or certain authorized financial intermediaries, and (y) an express election being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the Ordinary Shares (as well as in respect of capital gains realized at revocation of the intermediary’s mandate), net of any relevant capital losses. Capital losses may be carried forward and offset against capital gains realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Under this regime, the holder is not required to report capital gains in the annual income tax return.
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
Pursuant to Article 5 of Law no. 448/2001 - as amended by Finance Act 2026 - Italian individuals may opt to increase the tax value of their shares and other securities - included those listed on regulated markets - held as of January 1, 2026 up to their fair market value by paying a substitute tax at a rate 21% on such fair market value by November 30, 2026. For these purposes, the fair market value is the simple average trading price of the shares in December 2025.

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

(iii) Companies and other business entities referred to in Article 73(1)(a)-(b) CITA

Capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)- (b) CITA (including partnerships limited by shares and public and private entities whose sole or primary purpose is carrying out business activity) upon transfer for consideration of the shares must be fully included in the overall taxable business income subject to IRES in the tax year in which the capital gains are realized. Please note that Finance Act 2026 eliminated the possibility to opt for installment computation of capital gains on the disposal of shares/quotas held for a minimum holding period of three years.
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
c.residence for tax purposes of the participated entity in a country other than those with a privileged tax regime in accordance with the criteria set out in Article 47-bis(1) CITA. This requirement must be met at the time when the capital gain is realized, without interruption, since the beginning of the holding of the Ordinary Shares or, if the shares are held since more than five years and the disposal is made in favor of entities not belonging to the sale group of the seller, from at least the beginning of the fifth tax period preceding the one in which the gain is realized, and
d.the participated entity carries out a commercial business activity according to the definition set forth in Article 55 CITA; however, this requirement is not relevant for shareholdings in companies whose securities are traded on regulated markets (as for the Ordinary Shares). This requirement must be met at the time when the capital gain is realized, without interruption, from at least the beginning of the third tax period preceding the one in which the gain is realized.
For capital gains realized upon the disposal of participations acquired as of January 1, 2026, the participation exemption regime only applies if, in addition to the above-mentioned conditions, the participation disposed of i) represents at least 5% of the share capital or voting rights, held directly or indirectly, or ii) has a tax value of at least EUR 500,000.
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
Pursuant to Article 5 of Law no. 448/2001 - as amended by Finance Act 2026 - Italian non-business entities referred to in Article 73(1)(c) CITA (holding the shares outside the scope of a business activity) and Italian non-business partnerships as referred to in Article 5 CITA may opt to increase the tax value of their shares and other securities - included those listed on regulated markets - held as of January 1, 2026 up to their fair market value by paying a substitute tax at a rate 21% on such fair market value by November 30, 2026. For these purposes, the fair market value is the simple average trading price of the shares in December 2025.

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
Transfer Tax
Contracts or other legal instruments relating to the transfer of securities (including the transfer of the Ordinary Shares) are subject to registration tax as follows: (i) notary deeds (atti pubblici) and private deeds with notarized signatures (scritture private authenticate) executed in Italy must mandatorily be registered with the Italian tax authorities and are subject to €200.00 registration tax, and (ii) private deeds (scritture private) are subject to €200.00 registration tax only if they are voluntary filed for registration with the Italian tax authorities or if the so-called “caso d’uso” or “enunciazione” occurs.
Financial Transaction Tax
Article 1(491-500) of Law No. 228 of December 24, 2012 introduced a financial transaction tax (“FTT”) applicable, among others, to the transfers of the ownership of (i) shares issued by Italian resident corporations, (ii) participating financial instruments (as defined under Article 2346(6) of the Italian Civil Code) issued by Italian resident corporations, and (iii) securities representing equity investments in Italian resident corporations, regardless of the place of residence of the issuer of such securities and of the place where the contract has been concluded. Finance Act 2026 doubled the proportional rates of the FTT provided for under Article 1(491-500) of Law No. 228 of December 24, 2012.
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
Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures at December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level at December 31, 2025.
B. Previously Disclosed Material Weaknesses
For the year ended December 31, 2024, our Group management identified deficiencies in our internal control over financial reporting that constituted material weaknesses in the principles associated with the Control Activities component, substantially affecting Tom Ford Fashion, specifically relating to segregation of duties and inadequate design, implementation or operating effectiveness of control activities, across a multiple number of financial statement account balances and disclosures.
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
Remediation of Previously Disclosed Material Weaknesses
During 2025, under the oversight of the Audit Committee of the Board of Directors, the Group continued to implement a remediation plan to remediate the material weaknesses identified at December 31, 2024, as noted below.
During 2025 the Company completed a significant number of initiatives and actions to remediate the previously reported material weaknesses, which included the following:
Control Activities
•The Company implemented proper segregation of duties at Tom Ford Fashion through the design and implementation of new control activities, including access and manual controls, as well as assignment of roles and responsibilities.

•The Company designed and implemented new business process controls across multiple financial statement account balances and disclosures, including payroll and inventory throughout the Group as well as leases at Zegna and purchasing at Tom Ford Fashion.
•The Company has improved the extent and retention of its documentation when performing controls and provided training sessions on practices and procedures for new control owners.
Information and Communication
The remedial actions completed to address the Control Activities material weakness provided the ability to generate quality information and communication necessary to support the functioning of the Company’s system of internal control.
After implementing the above initiatives and actions, the Company completed the necessary testing and concluded that the material weaknesses outlined above have been remediated at December 31, 2025.
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
Our management has evaluated the effectiveness of internal control over financial reporting at December 31, 2025 based on the criteria established in Internal Control Integrated Framework (2013) issued by the COSO. Based on this assessment, our management has concluded that our internal control over financial reporting was effective at December 31, 2025.
D. Attestation Report of the Registered Public Accounting Firm
Deloitte & Touche S.p.A, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting at December 31, 2025.
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
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Ermenegildo Zegna N.V. and its subsidiaries (the “Company”) as at December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2025 of the Company and our report dated March 20, 2026, expressed an unqualified opinion on those financial statements.
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
/s/ DELOITTE & TOUCHE S.p.A.
Turin, Italy
March 20, 2026

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
The Board has determined that Valerie A. Mars (the chairperson of the Audit Committee) qualifies as an “audit committee financial expert.” Ms. Mars is an independent Director under the applicable NYSE rules, Rule 10A-3 under the Exchange Act and the DCGC.
ITEM 16B CODE OF ETHICS
We have adopted a Code of Ethics that applies to all of our employees, officers and Directors, including those officers responsible for financial reporting. Our Code of Ethics is available on our website (https://www.zegnagroup.com). We intend to disclose any amendment to our Code of Ethics, or any waivers of its requirements, in our annual report on Form 20-F. For the year ended December 31, 2025, we did not grant any waivers of the Code of Ethics.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte & Touche S.p.A., Turin Italy, PCAOB ID No.1376, the member firms of Deloitte & Touche and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent registered public accounting firm for the years ended December 31, 2025 and 2024. We incurred the following fees from the Deloitte Entities for professional services for the years ended December 31, 2025 and 2024, respectively:

	For the years ended December 31,
(€ thousands)	2025	2024
Audit fees	4,518	5,318
Audit-related fees	260	251
Tax fees	150	374
All other fees	—	68
Total	4,928	6,011
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
ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2025, no purchases of our equity securities registered pursuant to Section 12 of the Exchange Act were made by or on behalf of us or any affiliated purchaser.
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
•NYSE listing standards generally require a majority of board members to be “independent” as determined under the NYSE listing standards. While the DCGC, in principle, requires that a majority of non-executive directors be “independent,” the definition of “independent” under the DCGC differs in its details from the corresponding definition of “independent” under the NYSE listing standards. In some cases, DCGC requirements are stricter; in other cases, the NYSE listing standards are stricter. Currently, a majority of the members of the Board are independent under the NYSE listing standards (7 out of 11 members); 6 out of the 10 Non-Executive Directors of the Board are independent under the DCGC.
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

•NYSE listing standards require a U.S. listed company to have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement, although we do have a Compensation Committee and a Governance and Sustainability Committee. The charter of our Compensation Committee states that more than half of the members of the Compensation Committee (including the chairperson) must be independent under the DCGC. Currently, all members of our Compensation Committee are independent under the DCGC while two out of three members are independent under the NYSE listing standards. The charter of our Governance and Sustainability Committee states that more than half of the members of the Governance and Sustainability Committee must be independent under the DCGC. Currently all three members of our Governance and Sustainability Committee are independent both under the DCGC and under the NYSE listing standards.
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
ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J INSIDER TRADING POLICIES

On December 17, 2021, the Board of Directors of the Company adopted an insider trading policy, subsequently amended on April 6, 2022, on September 12, 2023 and on March 11, 2026 (as amended, the “Insider Trading Policy”).
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
Within this framework, the central Group management and the management of our segments, product lines and operating subsidiaries share responsibility for cybersecurity management and collaborate on assessing, identifying, and managing material risks. We use a variety of controls and processes to identify, mitigate and manage material cybersecurity risks, detect unusual activities and potential cybersecurity incidents or threats, including potential system breaches, and to verify the effectiveness of protective measures. Such controls and processes include identity and access management, infrastructure and architecture security, client and server end-point protection and network security. Information systems are monitored and tested on a regular basis with a view to keeping them secure and protected from cybersecurity threats. We seek to continuously strengthen our security processes and controls by investing in new and improved security technologies, improving incident response plans, engaging world-class cybersecurity advisors, contracting specialized service providers, and providing regular employee training. As part of these efforts, we evaluate and, where appropriate, adopt emerging technologies, such as generative artificial intelligence, for the detection, reporting and resolution of vulnerabilities. As part of such evaluation, we consider the strengths of and the risks associated with the use of such technologies. In addition, we have renewed for 2026 our Group-wide business cybersecurity insurance in order to mitigate the risk of liabilities that may result from cybersecurity incidents.
As part of our efforts to strengthen our cybersecurity risk management framework, in 2025 we launched a comprehensive cybersecurity assessment to support the evaluation of the security posture of each Group legal entity, to assess the overall maturity of the Group’s cybersecurity controls and governance and to allow the implementation of any appropriate corrective actions. Leveraging on the findings of this assessment, we are developing a multi-year plan designed to promote greater integration of the Group’s cybersecurity capabilities, including through the progressive centralization of certain cybersecurity services.
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
The Cybersecurity Policy establishes a committee (the “Cybersecurity Committee”) responsible to support the Segment CISOs and the Audit Committee in connection with the assessment of, and response to, cybersecurity incidents that meet a certain severity level or other conditions as established in the policy. The Cybersecurity Committee, with the Segment CISOs, prepares and shares with the Audit Committee at least annually a report on all the cybersecurity significant incidents occurred during the relevant period, if any. The Cybersecurity Committee comprises the Group Chief Information Officer, the Group Chief Financial Officer and the Group General Counsel as permanent members, and may include additional members when dealing with specific cybersecurity incidents (including, for instance, the relevant Segment CISOs, or the chief executive officer or the chief financial officer of the entities affected by the cybersecurity incident).
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
4.6
Share Purchase and Investor Rights Agreement, dated July 28, 2025, by and between Venezio Investments Pte. Ltd. and Ermenegildo Zegna N.V. (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the SEC on July 29, 2025, File No. 001-41180)

4.7
Registration Rights Agreement, dated July 28, 2025, by and between Venezio Investments Pte. Ltd. and Ermenegildo Zegna N.V. (incorporated by reference to Exhibit 99.3 to the Form 6-K filed with the SEC on July 29, 2025, File No. 001-41180)

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
97.1
Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation from Executive Officers (incorporated by reference to Exhibit 97.1 to the Report on Form 20-F, filed with the SEC on April 5, 2024, File No. 001-41180)

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

ERMENEGILDO ZEGNA N.V.

	By:	/s/ Gian Franco Santhià
March 20, 2026		Name: Gian Franco Santhià
Title: Chief Financial Officer

ERMENEGILDO ZEGNA N.V.
CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2025 AND 2024 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Ermenegildo Zegna N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ermenegildo Zegna N.V. and its subsidiaries (the “Company”) as at December 31, 2025 and 2024, the related consolidated statements of profit and loss, comprehensive income and loss, changes in equity and cash flow for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as at December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Property, plant and equipment and Right-of-use assets – Impairment of Directly Operated Store Assets identified with triggering events — Refer to Notes 3, 4, 15 and 16 to the financial statements

Critical Audit Matter Description

Property, plant and equipment (“PPE”) and right-of-use assets (“RoU assets”) include assets relating to directly operated stores and strategic stores (together “DOS”). The Company recognized a net impairment for the year ended December 31, 2025 of Euro 15 million, comprising of a net impairment of Euro 5.1 million related to PPE and of Euro 9.9 million related to RoU assets.

As discussed in Note 3 to the financial statements, for the purposes of impairment testing, the Company determines the cash generating unit (“CGU”) for its PPE and RoU assets related to DOS to be at the individual store level.

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

We determined impairment of DOS assets, identified through triggering events, to be a critical audit matter because the estimate of future store cash flows to assess the recoverability of DOS assets required significant management judgment, primarily in relation to forecasting future revenues and profitability, as well as in relation to the determination of discount rates. Changes in these estimates could have a significant impact on the measurement of the recoverable amount, resulting in a possible adjustment to the impairment charge to be recorded. This area of management estimate required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of management’s judgments used in preparing these estimates.
How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s judgments, primarily in relation to forecasting future revenues and profitability, as well as in relation to the determination of the discount rates, included the following:

•We evaluated management’s ability to accurately perform forecasts, including management’s basis and approach for considering the impacts of changes in market conditions and economic events.

•We evaluated management’s assumptions related to future revenues and profitability by:

–Inquiring of the Company's executives to understand the business initiatives supporting the assumptions in the future revenues and profitability;
–Performing a retrospective analysis to assess management’s ability to accurately forecast by comparing actual results to management’s historical forecast; and
–Comparing the forecasts to (1) historical revenue and operating results; (2) internal communications regarding the Company’s business plan and strategy; and (3) industry data benchmarks and market conditions.
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

As of December 31, 2025, the Company has a put option to buy the remaining 8% of non-controlling interests in Thom Browne Inc. (“Thom Browne”), which is recognized as a non-current financial liability.

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

We identified the valuation of the put option as a critical audit matter, because the estimate of the operating segment’s future profitability required significant management judgments, primarily in relation to the future revenues and profitability of the operating segment, as well as the determination of the discount rate. Changes in these estimates could have a significant impact on the valuation of the put option recognized. This area of management estimate required a high degree of auditor judgment and an increased extent of effort, including the involvement of our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s judgments used in preparing these estimates.

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

/s/DELOITTE & TOUCHE S.p.A.

Turin, Italy
March 20, 2026

We have served as the Company’s auditor since 1995.

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
for the years ended December 31, 2025, 2024 and 2023

		For the years ended December 31,
(€ thousands, except per share data)	Notes	2025	2024	2023
Revenues	6	1,916,947	1,946,647	1,904,549
Cost of sales	7	(622,910)	(650,087)	(680,235)
Gross profit		1,294,037	1,296,560	1,224,314
Selling, general and administrative expenses	8	(1,033,871)	(1,008,324)	(901,364)
Marketing expenses	9	(120,686)	(121,384)	(114,802)
Operating profit		139,480	166,852	208,148
Financial income	10	41,509	26,028	37,282
Financial expenses	10	(50,471)	(51,995)	(68,121)
Foreign exchange gains/(losses)	10	9,000	(11,338)	(5,262)
Result from investments accounted for using the equity method	17	524	1,061	(2,953)
Profit before taxes		140,042	130,608	169,094
Income taxes	11	(30,555)	(39,747)	(33,433)
Profit		109,487	90,861	135,661
Attributable to:
Shareholders of the Parent Company		98,582	77,083	121,529
Non-controlling interests		10,905	13,778	14,132

Basic earnings per share in €	12	0.38	0.31	0.49
Diluted earnings per share in €	12	0.38	0.30	0.48

The accompanying notes are an integral part of these Consolidated Financial Statements

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND LOSS
for the years ended December 31, 2025, 2024 and 2023

		For the years ended December 31,
(€ thousands)	Notes	2025	2024	2023
Profit		109,487	90,861	135,661
Other comprehensive (loss)/income, net of tax:
Items that will subsequently be reclassified to the statement of profit and loss:
Foreign currency exchange differences arising from the translation of foreign operations	10	(79,056)	32,448	(15,887)
Net gain/(loss) from cash flow hedges	21	11,012	(13,255)	(7,553)
Net (loss)/gain from financial instruments measured at fair value		(137)	216	635
Items that will not subsequently be reclassified to the statement of profit and loss:
Net actuarial (loss)/gain from defined benefit plans		(148)	408	1,025
Total other comprehensive (loss)/income, net of tax:	25	(68,329)	19,817	(21,780)
Total comprehensive income		41,158	110,678	113,881
Attributable to:
Shareholders of the Parent Company		33,744	95,548	100,583
Non-controlling interests		7,414	15,130	13,298

The accompanying notes are an integral part of these Consolidated Financial Statements.

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2025 and 2024

		At December 31,
(€ thousands)	Notes	2025	2024
Assets
Non-current assets
Intangible assets	14	554,086	614,363
Property, plant and equipment	15	211,244	204,806
Right-of-use assets	16	652,441	581,437
Investments accounted for using the equity method	17	24,181	19,690
Deferred tax assets	11	164,047	166,029
Other non-current financial assets	18	38,496	41,486
Total non-current assets		1,644,495	1,627,811
Current assets
Inventories	19	506,903	521,015
Trade receivables	20	227,087	248,790
Derivative financial instruments	21	7,055	1,711
Tax receivables		33,142	32,505
Other current financial assets	22	77,432	77,269
Other current assets	23	118,473	105,742
Cash and cash equivalents	24	220,121	219,130
Total current assets		1,190,213	1,206,162
Total assets		2,834,708	2,833,973

Liabilities and Equity
Equity attributable to shareholders of the Parent Company	25	1,031,011	916,120
Equity attributable to non-controlling interests	26	68,070	66,767
Total equity		1,099,081	982,887
Non-current liabilities
Non-current borrowings	27	162,123	196,401
Other non-current financial liabilities	28	105,632	146,448
Non-current lease liabilities	29	590,652	518,728
Non-current provisions for risks and charges	30	20,697	23,550
Employee benefits	31	30,100	34,945
Deferred tax liabilities	11	76,031	78,129
Total non-current liabilities		985,235	998,201
Current liabilities
Current borrowings	27	84,066	177,166
Current lease liabilities	29	140,937	142,957
Derivative financial instruments	21	4,576	15,138
Current provisions for risks and charges	30	23,098	16,792
Trade payables and customer advances	32	326,245	309,771
Tax liabilities		26,762	32,389
Other current liabilities	33	144,708	158,672
Total current liabilities		750,392	852,885
Total equity and liabilities		2,834,708	2,833,973

The accompanying notes are an integral part of these Consolidated Financial Statements.

Ermenegildo Zegna N.V.
CONSOLIDATED CASH FLOW STATEMENT
for the years ended December 31, 2025, 2024 and 2023

		For the years ended December 31,
(€ thousands)	Notes	2025	2024	2023
Operating activities
Profit		109,487	90,861	135,661
Income taxes	11	30,555	39,747	33,433
Depreciation, amortization and impairment of assets	13	259,923	235,950	194,952
Financial income	10	(41,509)	(26,028)	(37,282)
Financial expenses	10	50,471	51,995	68,121
Foreign exchange (gains)/losses	10	(9,000)	11,338	5,262
Accruals to the provision for obsolete inventory	19	2,472	25,745	31,850
Accruals/(Releases) for other provisions		8,445	8,180	(1,168)
Result from investments accounted for using the equity method	17	(524)	(1,061)	2,953
Other non-cash expenses, net	38	47,738	51,253	66,641
Change in inventories		(23,606)	(5,896)	(72,770)
Change in trade receivables		(3,048)	(12,572)	(51,022)
Change in trade payables including customer advances		24,166	(13,098)	11,670
Change in other operating assets and liabilities	38	(42,971)	(86,373)	(29,765)
Interest paid		(39,590)	(38,140)	(29,166)
Income taxes paid		(37,450)	(52,772)	(53,988)
Net cash flows from operating activities		335,559	279,129	275,382
Investing activities
Payments for property, plant and equipment		(80,504)	(100,104)	(57,034)
Payments for intangible assets		(22,392)	(25,425)	(20,843)
Payments related to right-of-use assets		(2,917)	—	—
Proceeds from disposals of non-current financial assets		289	334	2,345
Payments for purchases of non-current financial assets		(1,168)	(4,174)	(2,623)
Proceeds from the sale of investment		—	7,582	—
Proceeds from disposals of current financial assets and derivative instruments	22	16,306	41,421	270,317
Payments for acquisitions of current financial assets and derivative instruments	22	(15,135)	(26,341)	(36,956)
Business combinations, net of cash acquired	38	—	(19,307)	(117,686)
Acquisition of investments accounted for using the equity method	17	(4,394)	—	(15,734)
Net cash flows (used in)/from investing activities		(109,915)	(126,014)	21,786
Financing activities
Repayments of borrowings	27	(178,738)	(290,781)	(306,150)
Proceeds from borrowings	27	49,937	259,720	204,424
Payments of lease liabilities	29	(147,671)	(143,549)	(125,732)
Repayments of other non-current financial liabilities	28	(110)	—	—
Deferred payments for business combinations	38	(9,086)	—	—
Sales of shares held in treasury	38	107,216	—	3,654
Dividends to owners of the parent		(30,491)	(30,290)	(25,031)
Dividends paid to non-controlling interests		(6,832)	(6,132)	(6,068)
Contribution from non-controlling interests		721	—	—
Payments for acquisition of non-controlling interests		—	(23,502)	—
Proceeds from the exercise of warrants	28	—	—	4,409
Net cash flows used in financing activities		(215,054)	(234,534)	(250,494)
Effects of exchange rate changes on cash and cash equivalents		(9,599)	4,270	(4,716)
Net increase/(decrease) in cash and cash equivalents		991	(77,149)	41,958
Cash and cash equivalents at the beginning of the year	24	219,130	296,279	254,321
Cash and cash equivalents at the end of the year	24	220,121	219,130	296,279

The accompanying notes are an integral part of these Consolidated Financial Statements.

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2025, 2024 and 2023

			Legal reserves
(€ thousands)	Share capital	Share premium	Currency translation difference	Cash flow hedge reserve	Reserve for remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Other legal reserves	Reserve for treasury shares	Other reserves	Retained earnings	Total equity attributable to shareholders of the Parent Company	Total equity attributable to non-controlling interests	Total equity
At January 1, 2023	5,939	721,187	5,295	13,379	1,252	(795)	25,278	(451,174)	(169,732)	528,320	678,949	53,372	732,321
Profit	—	—	—	—	—	—	—	—	—	121,529	121,529	14,132	135,661
Other comprehensive income/(loss)	—	—	(15,151)	(7,553)	1,123	635	—	—	—	—	(20,946)	(834)	(21,780)
Total comprehensive income	—	—	(15,151)	(7,553)	1,123	635	—	—	—	121,529	100,583	13,298	113,881
Legal reserves	—	—	—	—	—	—	(3,145)	—	3,145	—	—	—	—
Dividends to shareholders of the Parent Company	—	—	—	—	—	—	—	—	—	(25,031)	(25,031)	—	(25,031)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(6,068)	(6,068)
Sale of treasury shares, net	—	—	—	—	—	—	—	3,902	(248)	—	3,654	—	3,654
Exercise of warrants	115	64,500	—	—	—	—	—	—	(1,236)	—	63,379	—	63,379
Issuance of Special Voting Shares A	3,100	(3,100)	—	—	—	—	—	—	—	—	—	—	—
Share-based payments	—	—	—	—	—	—	—	—	19,780	—	19,780	—	19,780
Settlement of share-based payments	—	—	—	—	—	—	—	10,650	(11,093)	443	—	—	—
Other changes	—	—	—	—	—	—	—	—	5,388	(6,408)	(1,020)	—	(1,020)
At December 31, 2023	9,154	782,587	(9,856)	5,826	2,375	(160)	22,133	(436,622)	(153,996)	618,853	840,294	60,602	900,896
Profit	—	—	—	—	—	—	—	—	—	77,083	77,083	13,778	90,861
Other comprehensive income/(loss)	—	—	31,138	(13,255)	367	215	—	—	—	—	18,465	1,352	19,817
Total comprehensive income	—	—	31,138	(13,255)	367	215	—	—	—	77,083	95,548	15,130	110,678
Legal reserves	—	—	—	—	—	—	(3,159)	—	3,159	—	—	—	—
Dividends to shareholders of the Parent Company	—	—	—	—	—	—	—	—	31	(30,321)	(30,290)	—	(30,290)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(6,132)	(6,132)
Share-based payments	—	—	—	—	—	—	—	—	8,472	—	8,472	—	8,472
Settlement of share-based payments	—	—	—	—	—	—	—	18,277	(19,297)	1,020	—	—	—
Other changes	—	—	—	—	—	—	—	—	—	2,096	2,096	(2,833)	(737)
At December 31, 2024	9,154	782,587	21,282	(7,429)	2,742	55	18,974	(418,345)	(161,631)	668,731	916,120	66,767	982,887
Profit	—	—	—	—	—	—	—	—	—	98,582	98,582	10,905	109,487
Other comprehensive income/(loss)	—	—	(75,584)	11,022	(139)	(137)	—	—	—	—	(64,838)	(3,491)	(68,329)
Total comprehensive income	—	—	(75,584)	11,022	(139)	(137)	—	—	—	98,582	33,744	7,414	41,158
Legal reserves	—	—	—	—	—	—	369	—	(369)	—	—	—	—
Dividends to shareholders of the Parent Company	—	—	—	—	—	—	—	—	—	(30,491)	(30,491)	—	(30,491)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(6,832)	(6,832)
Sale of treasury shares, net	—	—	—	—	—	—	—	117,676	(10,460)	—	107,216	—	107,216
Share-based payments	—	—	—	—	—	—	—	—	4,417	—	4,417	—	4,417
Settlement of share-based payments	—	—	—	—	—	—	—	13,466	(16,269)	2,803	—	—	—
Other changes	—	—	—	—	—	—	—	—	5	—	5	721	726
At December 31, 2025	9,154	782,587	(54,302)	3,593	2,603	(82)	19,343	(287,203)	(184,307)	739,625	1,031,011	68,070	1,099,081

The accompanying notes are an integral part of these Consolidated Financial Statements.

Ermenegildo Zegna N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
1. General information
Ermenegildo Zegna N.V. (hereinafter referred to as the “Company” or the “Parent Company” and together with its consolidated subsidiaries, or any one or more of them, as the context may require, the “Ermenegildo Zegna Group” or the “Group”) is the holding company of the Group and is incorporated as a public company (naamloze vennootschap) under the laws of the Netherlands and its ordinary shares are listed on the New York Stock Exchange under the “ZGN” ticker. The Company is domiciled in Amsterdam, the Netherlands, and the Company’s registered office is Viale Roma 99/100, Valdilana (Biella), Italy.
The Ermenegildo Zegna Group is a global luxury player, with a leading position in the high-end menswear business, internationally recognized for its unique supply chain, the Filiera, made up of some of the finest Italian textile producers, fully integrated with the Group’s unique luxury manufacturing capabilities.
Legacy, Italian craftsmanship, quality and innovation are the key ingredients of its three complementary brands: ZEGNA, Thom Browne and TOM FORD FASHION. Through them, the Group’s reach expands to touch different communities, from the absolute iconic luxury, with its eponymous brand ZEGNA, to modern tailoring, with Thom Browne, to seductive luxury, with TOM FORD FASHION. Through its brands, the Group designs, produces, markets and distributes luxury menswear, footwear, leather goods and other accessories, luxury womenswear (under the Thom Browne and TOM FORD FASHION brands) and children’s clothing (under the Thom Browne brand). The three brands also have selected third-party license agreements for specific product categories. Thanks to its Filiera, the Group covers the entire value chain from the production of the finest raw materials - under the brands Lanificio Ermenegildo Zegna, Dondi, Bonotto, Tessitura di Novara, Tessitura Ubertino, as well as the minority-owned Filati Biagioli Modesto and Luigi Fedeli & Figlio - to the finished products realized in its luxury manufacturing facilities.
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
These consolidated financial statements were approved and authorized for issue by the Board of Directors of Ermenegildo Zegna N.V. on March 19, 2026.
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
3. Summary of material accounting policy information
New amendments effective from January 1, 2025
The following new amendments effective from January 1, 2025 were adopted by the Group for the preparation of these Consolidated Financial Statements.
In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The amendments were effective for the Group from January 1, 2025 and there was no impact from their adoption.
New standards, amendments and interpretations not yet effective
The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2026 or subsequent years are listed below:
In April 2024, the IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements, primarily in response to investors’ concerns about comparability and transparency of entities’ performance reporting. IFRS 18 replaces IAS 1 — Presentation of Financial Statements, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 — Financial Instruments: Disclosures. Furthermore, the IASB has made minor amendments to IAS 7 — Statement of Cash Flows and IAS 33 — Earnings Per Share. IFRS 18 introduces new requirements to: (i) present specified categories and defined subtotals in the statement of profit or loss; (ii) provide disclosures related to management-defined performance measures (MPMs) in the notes to the financial statements, (iii) and improve aggregation and disaggregation. The Group currently reports various non-GAAP financial measures (also referred to as alternative performance measures) to its investors that may meet the definition of a management-defined performance measure under IFRS 18, including Adjusted EBIT, Adjusted EBITDA and Adjusted Profit. The standard is effective on or after January 1, 2027 and the Group is evaluating the potential impact from its adoption.
In May 2024, the IASB issued IFRS 19 — Subsidiaries without Public Accountability: Disclosures, which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. In August 2025, the IASB issued amendments to IFRS 19 that will provide reduced disclosure requirements for new and amended IFRS Accounting Standards issued between February 2021 and May 2024 that were not considered when IFRS 19 was first issued. The standard and amendments are effective on or after January 1, 2027 and earlier application is permitted. The Group does not expect any impact from their adoption.
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures, with the aim of addressing diversity in practice by making the requirements more understandable and consistent. The amendments: (a) clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain financial liabilities settled through an electronic cash transfer system to be derecognized before the settlement date if certain criteria are met; (b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as certain instruments with features linked to the achievement of environment, social and governance (“ESG”) targets), and (d) update the disclosures for equity instruments designated at fair value through other comprehensive income (“FVOCI”). The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments. The Group is currently evaluating any potential effects arising from the updated recognition and derecognition requirements, including possible implications for balance sheet cut‑off presentation. In parallel, the Group is considering the updated guidance in relation to the SPPI assessment and is assessing any changes that may be required to its financial instruments disclosures to address the updated requirements.
In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards — Volume 11 which contains amendments to five standards as result of the IASB’s annual improvements project. The IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 —Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9 — Financial Instruments; IFRS 10 — Consolidated Financial Statements, and IAS 7 — Statement of Cash Flows. The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.
In December 2024, IASB issued Amendments for nature-dependent electricity contracts which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs), in the light of the increased use of these contracts. The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group does not expect any impact from their adoption.
In November 2025, the IASB issued Amendments for translation to a hyperinflationary presentation currency which amended IAS 21 — The Effects of Changes in Foreign Exchange Rates, to clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. The amendments are effective on or after January 1, 2027 and earlier application is permitted. The Group does not expect any impact from their adoption.
In December 2025, the IASB issued Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 - Disclosures about Uncertainties in the Financial Statements — These amendments add to that guidance examples that illustrate how an entity applies the requirements in the Standards to report the effects of uncertainties in its financial statements. As accompanying materials to IFRS Accounting Standards, these illustrative examples do not have an effective date. However, companies are expected to implement any changes in their reporting on a timely basis. There were no impacts to the Group’s financial statements as a result of these illustrative examples.
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
The following table presents the principal foreign currency exchange rates used by the Group to translate other currencies into Euro:

	2025		2024		2023
	At December 31,	Average	At December 31,	Average	At December 31,	Average
U.S. Dollar	1.175	1.130	1.039	1.082	1.105	1.081
Swiss Franc	0.931	0.937	0.941	0.953	0.926	0.972
Chinese Renminbi	8.226	8.119	7.583	7.787	7.851	7.660
Pound Sterling	0.873	0.857	0.829	0.847	0.869	0.870
Hong Kong Dollar	9.146	8.810	8.069	8.445	8.631	8.465
Singapore Dollar	1.511	1.476	1.416	1.446	1.459	1.452
United Arab Emirates Dirham	4.315	4.150	3.815	3.975	4.058	3.971
Japanese Yen	184.090	169.043	163.060	163.852	156.330	151.990
South Korean Won	1,696.940	1,605.452	1,532.150	1,475.404	1,433.660	1,412.880
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
Scope of consolidation
Ermenegildo Zegna N.V. is the parent company of the Group and it holds, directly or indirectly, interests in the Group’s subsidiaries. The following table presents the Group’s scope of consolidation at December 31, 2025 and 2024:

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
				At December 31,
				2025	2024
Companies consolidated on a line-by-line basis
Parent company
Ermenegildo Zegna N.V.	Amsterdam (Netherlands)	9,153,722
Italian subsidiaries
In.co. S.p.A.	Valdilana (BI)	4,050,000	Ermenegildo Zegna N.V.	100%	100%
Tizeta S.r.l.	Sesto Fiorentino (FI)	284,278	Ermenegildo Zegna N.V.(36.4%) / Tom Ford International LLC (36.4%) /Tom Ford Distribution S.r.l.(27.2%)	100%	100%
Lanificio Ermenegildo Zegna e Figli S.p.A.	Valdilana (BI)	3,100,000	Ermenegildo Zegna N.V.	100%	100%
Ezi S.p.A.	Milan	5,750,000	Ermenegildo Zegna N.V.	100%	100%
EZ Service S.r.l.	Valdilana (BI)	500,000	Ermenegildo Zegna N.V.	100%	100%
Bonotto S.p.A.	Colceresa (VI)	1,239,600	Ermenegildo Zegna N.V.	60%	60%
Cappellificio Cervo S.r.l.	Biella	300,000	Ermenegildo Zegna N.V.	51%	51%
Thom Browne Services Italy S.r.l.	Milan	10,000	Thom Browne Trading SA	92%	92%
Thom Browne Retail Italy S.r.l.	Milan	10,000	Thom Browne Services Italy S.r.l.	92%	92%
Gruppo Dondi S.p.A.	Carpi (MO)	1,502,800	Ermenegildo Zegna N.V.	65%	65%
Tessitura Ubertino S.r.l.	Valdilana (BI)	100,000	Ermenegildo Zegna N.V.	60%	60%
Tom Ford Distribution S.r.l.	Sesto Fiorentino (FI)	117,616	Tom Ford Switzerland Sagl (85.02%) /Tom Ford International LLC (14.98%)	100%	100%
Foreign subsidiaries
Ermenegildo Zegna Giyim Sanayi ve Tic. A. S.	Istanbul (Turkey)	118,291,439	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna H.m.b.H.	Wien (Austria)	610,000	Ermenegildo Zegna N.V.	100%	100%
Société de Textiles Astrum France S.à.r.l.	Paris (France)	500,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna GmbH	Munich (Germany)	500,000	Ermenegildo Zegna N.V.	100%	100%

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
Company	Registered office	Share capital (functional currency)	Held directly by	At December 31,
Company	Registered office	Share capital (functional currency)	Held directly by	2025	2024
Zegna Japan Co., LTD	Minato-Ku-Tokyo (Japan)	100,000,000	Ermenegildo Zegna N.V.	100%	100%
Fantasia (London) Limited	London (UK)	499,800	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna S.A. de C.V.	Ciudad de Mexico (Mexico)	459,600,000	Ermenegildo Zegna N.V.	100%	100%
Ezeti Portugal. S.A.	Lisbon (Portugal)	800,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Madrid S.A. (3)	Barcelona (Spain)	901,500	Ezeti S.L.	—%	100%
Ezeti S.L.	Barcelona (Spain)	500,032	Italco S.A.	100%	100%
Italco S.A.	Sant Quirze (Spain)	1,911,300	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Czech s.r.o	Prague (Czech Republic)	1,350,000	Ermenegildo Zegna N.V.	100%	100%
Co.Ti. Service S.A.	Stabio (Switzerland)	27,940,000	Ermenegildo Zegna N.V.	100%	100%
Consitex S.A.	Stabio (Switzerland)	15,000,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Corporation	New York, NY	500,000	Ermenegildo Zegna N.V.	100%	100%
Zegna (China) Enterprise Management Co., Ltd.	Shanghai (China)	58,309,140	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna (China) Co., LTD	Shanghai (China)	50,000,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Far-East Pte LTD	Singapore	21,776,432	Consitex S.A.	100%	100%
Ermenegildo Zegna Hong Kong LTD	Hong Kong	538,240,000	Ermenegildo Zegna N.V.	100%	100%
E.Z. Trading (Hong Kong) LTD	Hong Kong	82,120,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Canada Inc.	Toronto (Canada)	700,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Australia PTY LTD	Sydney (Australia)	18,000,000	Ermenegildo Zegna Far-East Pte LTD	100%	100%
E. Z. New Zealand LTD	Auckland (New Zealand)	5,800,000	Ermenegildo Zegna N.V.	100%	100%
E. Z. Thai Holding Ltd	Bangkok (Thailand)	3,000,000	Ermenegildo Zegna N.V.	49%	49%
The Italian Fashion Co. LTD	Bangkok (Thailand)	16,000,000	E. Z. Thai Holding Ltd (34%)/ Ermenegildo Zegna Far-East Pte LTD (31%)	65%	65%
Zegna South Asia Private LTD	Mumbai (India)	902,316,770	Ermenegildo Zegna N.V.	51%	51%
ISMACO TEKSTİL LİMİTED ŞİRKETİ	Istanbul (Turkey)	10,000,000	Ermenegildo Zegna N.V.	100%	100%
Ezesa Brasil Participacoes LTDA	San Paolo (Brazil)	77,481,487	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna (Macau) LTD	Kowloon Bay (Hong Kong)	4,650,000	Consitex S.A.	100%	100%
Ermenegildo Zegna Malaysia Sdn. Bhd.	Kuala Lumpur (Malaysia)	3,000,000	Ermenegildo Zegna Far-East Pte LTD	100%	100%
Ermenegildo Zegna Maroc S.A.R.L.A.U.	Casablanca (Morocco)	530,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Vietnam LLC	Hanoi City (Vietnam)	132,294,900,000	Ermenegildo Zegna N.V.	90%	90%
Zegna Gulf Trading LLC	Dubai (UAE)	300,000	Consitex S.A.	49%	49%
Zegna Consitex Arabia for Trading LLC	Riyadh (KSA)	28,600,000	Consitex S.A.	70%	70%
Zegna Doha Trading WLL (6)	Doha (Qatar)	2,000,000	Ermenegildo Zegna N.V.	70%	—%
EZ US Holding Inc. (7)	Wilmington (U.S.A.)	1,000,099	Ermenegildo Zegna N.V.	—%	100%
E.Zegna Attica Single Member Societé Anonyme	Athens (Greece)	650,000	Ermenegildo Zegna N.V.	100%	100%
Zegna for Retail of Readymade and Novelty Clothes W.L.L.	Kuwait City (Kuwait)	125,000	Zegna Gulf Trading LLC	49%	49%
Ermenelgildo Zegna Denmark ApS	Aarhus (Denmark)	400,000	Ermenegildo Zegna N.V.	100%	100%
EZ CA Holding Corp.	Toronto (Canada)	1,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Korea Co. Ltd.	Seoul (Korea)	11,134,170,000	Ermenegildo Zegna N.V.	100%	100%
Ermenegildo Zegna Monaco S.a.r.l.	Principato di Monaco	150,000	Ermenegildo Zegna N.V. (99%) / Consitex S.A. (1%)	100%	100%
Thom Browne Inc.	Wilmington (U.S.A.)	5,510	Ermenegildo Zegna N.V.	92%	92%
Thom Browne Japan Inc.	Tokyo (Japan)	1,000,000	Thom Browne Inc.	92%	92%
Thom Browne Trading SA	Stabio (Switzerland)	100,000	Thom Browne Inc.	92%	92%
Thom Browne France Services	Paris (France)	50,000	Thom Browne Trading SA	92%	92%
Thom Browne UK Limited	Beckenham (UK)	1	Thom Browne Trading SA	92%	92%
Thom Browne (China) Co., Ltd.	Shanghai (China)	195,973,210	Thom Browne Trading SA	92%	92%
Thom Browne (Macau) Limited	Hong Kong	500,000	Thom Browne Trading SA	92%	92%

Company	Registered office	Share capital (functional currency)	Held directly by	% Group
Company	Registered office	Share capital (functional currency)	Held directly by	At December 31,
Company	Registered office	Share capital (functional currency)	Held directly by	2025	2024
Thom Browne Canada	Vancouver (Canada)	100	Thom Browne Trading SA	92%	92%
Thom Browne Hong Kong Limited	Hong Kong	500,000	Thom Browne Trading SA	92%	92%
Thom Browne Eyewear (T.B.E.) SA	Stabio (Switzerland)	1,000,000	Thom Browne Trading SA	92%	92%
Thom Browne Eyewear France SAS	Paris (France)	40,000	Thom Browne Eyewear SA	92%	92%
Thom Browne Korea Ltd.	Seoul (South Korea)	100,000,000	Thom Browne Trading SA	92%	92%
Tom Ford International LLC	Delaware (U.S.A.)	11,000,099	Ermenegildo Zegna N.V.	100%	100%
Tom Ford Switzerland Sagl	Stabio (Switzerland)	1,000,000	Tom Ford International LLC	100%	100%
Tom Ford Showroom Limited	London (UK)	1	Tom Ford Distribution S.r.l.	100%	100%
Tom Ford Retail UK Limited	London (UK)	1	Tom Ford International LLC	100%	100%
Tom Ford Studio Limited	London (UK)	50,000	Tom Ford International LLC	100%	100%
T.F. Property Ltd (2)	London (UK)	1	Tom Ford International LLC	—%	100%
Tom Ford Retail LLC	New York (U.S.A.)	2,060,000	Tom Ford International LLC	100%	100%
Tom Ford Retail Hong Kong Limited	Hong Kong	1,000,000	Tom Ford International LLC	100%	100%
Tom Ford Hong Kong Limited	Hong Kong	1,000	Tom Ford International LLC	100%	100%
Tom Ford Retail Macau Limited (4)	Macau	25,000	Tom Ford Retail Hong Kong Limited (96%) / Tom Ford Hong Kong Limited (4%)	—%	100%
Tom Ford Retail Korea (Yuhan Hoesa)	Seoul (Korea)	50,000,000	Tom Ford International LLC	100%	100%
Tom Ford Retail Japan GK (Godo Kaisha)	Tokyo (Japan)	10,000,000	Tom Ford International LLC	100%	100%
Tom Ford Clothing Retail Shanghai Company Limited	Shanghai (China)	37,000,155	Tom Ford Retail Hong Kong Limited	100%	100%
Italian associates and joint arrangements
Filati Biagioli Modesto S.r.l. (1)	Montale (PT)	16,884,402	Ermenegildo Zegna N.V.	48.5%	45%
Luigi Fedeli e Figlio S.r.l.	Monza (MB)	3,358,000	Ermenegildo Zegna N.V.	15%	15%
Foreign associates and joint arrangements
Norda Run Inc. (5)	Toronto (Canada)	8,069,414	EZ CA Holding Corp.	32.5%	25%
Other investments valued at fair value
Acquedotto Piancone S.r.l.	Valdilana (BI)	42,000	Lanificio Ermenegildo Zegna e Figli S.p.A.	67%	67%
Pettinatura di Verrone S.r.l.	Verrone (BI)	3,000,000	Lanificio Ermenegildo Zegna e Figli S.p.A.	15%	15%
Sharmoon.EZ.Garments Co. Ltd	Wenzhou (China)	100,000,000	Ermenegildo Zegna N.V.	5%	5%
F2 S.r.l.	Schio (VI)	90,000	Bonotto S.p.A.	29%	29%
Consorzio Re.Crea	Milan	1,038,543	Ermenegildo Zegna N.V.	15.4%	15.4%

The following changes in the scope of consolidation of the Group occurred during the year ended December 31, 2025.
(1)In April 2025, the interest held in Filati Biagioli Modesto S.p.A was increased from 45% to 48.5% following the exercise of a put option.
(2)On May 6, 2025, T.F. Property Ltd, a fully owned subsidiary of Tom Ford International LLC, was liquidated.
(3)On July 22, 2025, Ermenegildo Zegna Madrid S.A. was absorbed by Ezeti S.L. through a merger duly registered with the Mercantile Registry of Barcelona.
(4)On September 29, 2025, Tom Ford Retail Macau Limited, a subsidiary jointly controlled by Tom Ford Retail Hong Kong Limited and Tom Ford Hong Kong Limited, was dissolved.
(5)On December 3, 2025, the Group acquired an additional 7.5% interest in Norda Run Inc.
(6)On December 7, 2025, the Group acquired the ZEGNA business in Qatar from the previous franchise partner. The business is held through Zegna Doha Trading W.L.L., a newly incorporated entity in which the Group holds a 70% interest.

(7)On December 17, 2025, EZ US Holding Inc. was absorbed by Tom Ford International LLC through a statutory merger.
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
Intangible assets with an indefinite useful life
Goodwill and brands with an indefinite useful lives
Goodwill originating on acquisitions of subsidiaries, and brands with an indefinite useful lives that are acquired separately, are initially recognized in accordance with IFRS 3 — Business Combinations, as further described below, and are recorded within intangible assets. In accordance with IAS 36 — Impairment of assets (“IAS 36”), goodwill and brands with an indefinite useful lives are not amortized and are tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Goodwill and brands with an indefinite useful lives are allocated to each of the Group’s CGUs (or groups of CGUs) expected to benefit from the synergies of the combination. CGUs (or groups of CGUs) to which goodwill and brands with an indefinite useful lives have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, in order to verify that the recoverable amount of the CGU (or groups of CGUs) is not less than the carrying amount of the CGU (or groups of CGUs).

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
The Group’s main intangible asset with a finite useful life is the license agreement entered into in 2023 as part of the acquisition of Tom Ford International (“TFI”) in April 2023 (the “TFI Acquisition”), through which the Group is a long-term licensee of Estée Lauder Companies Inc. (“ELC”) for the TOM FORD brand for men’s and women’s fashion and accessories. The estimated useful life of the license agreement is 30 years, which includes the 20 guaranteed years as per the contract plus the automatic renewal period of 10 years, which is subject to certain minimum performance conditions that management believes will be satisfied based on the business plan and information currently available.
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
Government grants
Government grants are recognized at their fair value when there is reasonable assurance that the grant will be received and that the Group will comply with all attached conditions for receiving the grants. Government grants are recognized over the same periods as the related costs that they are intended to offset.
Government grants related to income are recognized as a reduction of the expense they are intended to compensate. Amounts received for which a respective cost has not yet been incurred are recorded as a liability in the consolidated statement of financial position and offset against all qualifying costs that are incurred in future periods.
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
The Group’s financial assets measured at FVPL primarily include equity instruments and fixed income securities, as well as investments in hedge funds and private equity private debts, money market funds, floating income and real estate funds.
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
b.the effect of credit risk does not dominate the value changes that result from that economic relationship, and
c.the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.
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
b.hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge). Where a derivative financial instrument is designated as a hedge of foreign exchange rate or interest rate in relation to future cash flow (cash flow hedge), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income/(loss) within equity. The gain or loss associated with an ineffective portion of a hedge is recognized in the statement of profit and loss. The cumulative gain or loss is removed from equity and recognized in the statement of profit and loss at the same time in which the hedged transaction affects the statement of profit and loss (as an adjustment to the caption of the statement of profit and loss affected by the hedged cash flows). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of profit and loss. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognized in the statement of profit and loss within “revenues”. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of profit and loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of profit and loss.
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
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active, and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. For additional information please refer to Note 34 — Fair value measurement.
Financial liability relating to the Group’s obligation to purchase the non-controlling interest in the Thom Browne group
The Group is a party to an option agreement under which it has the obligation to purchase the remaining 8% non-controlling interest in the Thom Browne group in two tranches of 5% and 3%. The financial liability arising from this obligation is measured to fair value at each reporting date. In particular, the financial liability is measured at the present value of the expected exercise price of the option, which is calculated as the EBITDA of the Thom Browne group recorded in 2028 and 2030, multiplied by a given multiple. This requires management to estimate the future EBITDA performance of the Thom Browne group based on projections contained in the latest business plan, which cover the period from 2026 to 2028.

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
3.Tom Ford Fashion segment — Includes all activities related to the TOM FORD FASHION business.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the key profit measure used by the CODM to assess performance and allocate resources to the Group’s operating segments, as well as to analyze operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange gains and losses, and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business Combination, special donations for social responsibility and net income related to lease agreements.
Transactions between segments are executed on commercial terms that are normal in the respective markets and primarily relate to intersegment sales.
No measures of assets or liabilities by segment are reported to the CODM and therefore such information is not presented.

The following tables summarize selected financial information by segment for the years ended December 31, 2025, 2024 and 2023.

	For the year ended December 31, 2025
(€ thousands)	Zegna	Thom Browne	Tom Ford Fashion	Corporate	Intersegment Eliminations	Group Consolidated
Revenues with third parties	1,331,422	268,469	317,056	—	—	1,916,947
Inter segment revenues	31,755	430	—	—	(32,185)	—
Revenues	1,363,177	268,899	317,056	—	(32,185)	1,916,947

Profit before taxes						140,042
Financial income						(41,509)
Financial expenses						50,471
Foreign exchange gains						(9,000)
Result from investments accounted for using the equity method						(524)
Operating profit						139,480
Adjustments:
Net impairments of leased and owned stores (1)	4,129	495	10,415	—	—	15,039
Severance indemnities and provisions for severance expenses (2)	3,899	3,079	1,021	—	—	7,999
Legal costs for trademark dispute (3)	—	442	—	—	—	442
Adjusted EBIT	196,708	952	(15,539)	(19,044)	(117)	162,960

Depreciation and amortization	(172,735)	(30,325)	(41,734)	(90)	—	(244,884)
______________________
(1)Net impairment of leased and owned stores includes (i) impairment of €5,026 thousand related to property, plant and equipment, (ii) impairment of €9,941 thousand related to right-of-use assets and (iii) impairment of €72 thousand, related to intangible assets. These amounts are recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(2)Relates to severance indemnities of €7,999 thousand. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(3)Relates to legal costs of €442 thousand in connection with defending a legal dispute initiated by Adidas AG alleging that Thom Browne infringed on its intellectual property rights. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.

	For the year ended December 31, 2024
(€ thousands)	Zegna	Thom Browne	Tom Ford Fashion	Corporate	Intersegment Eliminations	Group Consolidated
Revenues with third parties	1,317,421	314,712	314,514	—	—	1,946,647
Inter segment revenues	31,418	106	—	—	(31,524)	—
Revenues	1,348,839	314,818	314,514	—	(31,524)	1,946,647

Profit before taxes						130,608
Financial income						(26,028)
Financial expenses						51,995
Foreign exchange losses						11,338
Result from investments accounted for using the equity method						(1,061)
Operating profit						166,852
Adjustments:
Net impairment of leased and owned stores (1)	4,150	2,957	4,089	—	—	11,196
Severance indemnities and provisions for severance expenses (2)	2,688	—	1,464	726	—	4,878
Legal costs for trademark dispute (3)	—	1,061	—	—	—	1,061
Transaction costs related to acquisitions (4)	—	—	—	33	—	33
Adjusted EBIT	187,598	27,319	(10,116)	(19,977)	(804)	184,020

Depreciation and amortization	(157,482)	(28,001)	(39,198)	(73)	—	(224,754)
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
(3)Relates to legal costs (net of reimbursements) of €1,061 thousand in connection with defending a legal dispute initiated by Adidas AG alleging that Thom Browne infringed on its intellectual property rights. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(4)Relates to transaction costs of €33 thousand for consultancy and legal fees related to the acquisition of the ZEGNA business in South Korea. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.

	For the year ended December 31, 2023
(€ thousands)	Zegna	Thom Browne	Tom Ford Fashion	Corporate	Intersegment Eliminations	Group Consolidated
Revenues with third parties	1,290,608	378,410	235,531	—	—	1,904,549
Inter segment revenues	31,437	1,877	13	—	(33,327)	—
Revenues	1,322,045	380,287	235,544	—	(33,327)	1,904,549

Profit before taxes						169,094
Financial income						(37,282)
Financial expenses						68,121
Foreign exchange losses						5,262
Result from investments accounted for using the equity method						2,953
Operating profit						208,148
Adjustments:
Transaction costs related to acquisitions (1)	—	263	—	5,738	—	6,001
Severance indemnities and provisions for severance expenses (2)	1,166	—	2,836	—	—	4,002
Legal costs for trademark dispute (3)	—	2,168	—	—	—	2,168
Costs related to the Business Combination (4)	1,066	98	—	976	—	2,140
Net impairment of leased and owned stores (5)	854	18	910	—	—	1,782
Special donations for social responsibility (6)	—	—	—	100	—	100
Net income related to lease agreements (7)	(4,129)	—	—	—	—	(4,129)
Adjusted EBIT	193,466	58,969	(1,741)	(30,423)	(59)	220,212

Depreciation and amortization	(139,902)	(27,214)	(26,008)	(46)	—	(193,170)
______________________
(1)Relates to transaction costs of €6,001 thousand for consultancy and legal fees, primarily related to the TFI Acquisition and, to a lesser extent, the acquisition of the Thom Browne business in South Korea and the acquisition of a 25% interest in Norda Run. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(2)Relates to severance indemnities of €4,002 thousand. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
(3)Relates to legal costs of €2,168 thousand in connection with defending a legal dispute initiated by Adidas AG alleging that Thom Browne infringed on its intellectual property rights. This amount is recorded within “selling, general and administrative expenses” in the consolidated statement of profit and loss.
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

The following table summarizes non-current assets (other than financial instruments and deferred tax assets) by geography at December 31, 2025 and 2024.

	At December 31,
(€ thousands)	2025	2024
EMEA (1)	516,202	412,902
of which Italy	302,941	236,496
Americas (2)	748,996	797,408
of which United States	720,968	785,584
Greater China Region	85,907	117,329
Rest of APAC (3)	90,847	92,657
Total non-current assets (other than financial instruments and deferred tax assets)	1,441,952	1,420,296
______________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

Non-current assets (other than financial instruments and deferred tax assets) in the Netherlands, the Company’s country of domicile, amounted to €2,383 thousand and €538 thousand at December 31, 2025 and 2024, respectively.

6. Revenues
The Group generates revenues primarily from the sale of its products and services, as well as from royalties received from third parties and licensees. Revenues are recognized net of returns and discounts.
The following table provides a breakdown of revenues by brand and product line:

	For the years ended December 31,
(€ thousands)	2025	2024	2023
ZEGNA brand	1,181,583	1,163,722	1,109,491
Thom Browne	268,469	314,712	378,410
TOM FORD FASHION	317,056	314,514	235,531
Textile	134,229	138,153	150,986
Other (1)	15,610	15,546	30,131
Total revenues	1,916,947	1,946,647	1,904,549
______________________
(1)Other mainly includes revenues from agreements with third party brands.

The following table provides a breakdown of revenues by distribution channel:

	For the years ended December 31,
(€ thousands)	2025	2024	2023
Direct to Consumer (DTC)
ZEGNA brand	1,045,275	1,004,308	945,313
Thom Browne	191,493	186,066	183,422
TOM FORD FASHION	212,215	200,302	136,291
Total Direct to Consumer (DTC)	1,448,983	1,390,676	1,265,026
Wholesale branded
ZEGNA brand	136,308	159,414	164,178
Thom Browne	76,976	128,646	194,988
TOM FORD FASHION	104,841	114,212	99,240
Total Wholesale branded	318,125	402,272	458,406
Textile	134,229	138,153	150,986
Other (1)	15,610	15,546	30,131
Total revenues	1,916,947	1,946,647	1,904,549
______________________
(1)Other mainly includes revenues from agreements with third party brands.

The following table provides a breakdown of revenues by geographic area:

	For the years ended December 31,
(€ thousands)	2025	2024	2023
EMEA (1)	683,846	680,259	658,694
of which Italy	225,094	255,527	281,793
Americas (2)	566,069	524,790	454,890
of which United States	482,451	452,770	384,544
Greater China Region	435,173	509,378	595,515
Rest of APAC (3)	228,809	229,877	192,492
Other (4)	3,050	2,343	2,958
Total revenues	1,916,947	1,946,647	1,904,549
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

Revenues in the Netherlands, the Company’s country of domicile, amounted to €12,894 thousand, €12,314 thousand and €15,505 thousand for the years ended December 31, 2025, 2024 and 2023, respectively.
7. Cost of sales
Cost of sales in 2025, 2024 and 2023 amounted to €622,910 thousand, €650,087 thousand and €680,235 thousand, respectively, consisting of costs directly related to the production, procurement and supply of goods and services, including direct labor costs, costs for raw materials and components used to manufacture the Group’s products (primarily fibers and yarns of wool, silk, cotton, linen, cashmere and related fabrics, as well as leather and certain rare raw materials such as vicuña yarns), costs for semi-finished products, finished goods, consumables and outsourced manufacturing from third parties. Cost of sales also includes depreciation, amortization and impairment of assets used for production, lease expenses, maintenance, write-downs of inventory, freight and duty, and other production related costs, including manufacturing overhead. The remaining costs mainly include insurance and transportation costs.
8. Selling, general and administrative expenses
Selling, general and administrative expenses in 2025, 2024 and 2023 amounted to €1,033,871 thousand, €1,008,324 thousand and €901,364 thousand, respectively, consisting mainly of costs for sales and administrative personnel, corporate bodies, consultancy and accounting fees, as well as depreciation, amortization and impairment of assets used for selling and administrative activities.
9. Marketing expenses
Marketing expenses in 2025, 2024 and 2023 amounted to €120,686 thousand, €121,384 thousand and €114,802 thousand, respectively, consisting mainly of costs for advertising and marketing activities, including personnel costs and costs for advertising, communications, media and events, such as fashion shows, store windows and displays. Marketing expenses also include depreciation, amortization and impairment of assets used in advertising and marketing activities.

10. Financial income, financial expenses and foreign exchange losses
The following table provides a breakdown for financial income, financial expenses and foreign exchange gains/(losses):

	For the years ended December 31,
(€ thousands)	2025	2024	2023
Financial income
Options - Changes in fair value	25,988	744	14,792
of which Thom Browne option	22,059	—	11,587
of which Dondi option	3,929	744	3,205
Securities	6,930	5,119	8,652
Hedging operations	3,960	4,652	2,968
Interest on financial other assets	1,941	1,935	2,707
Interest on financial receivables/loans	362	636	187
Interest income on interest rate swaps	1,952	3,597	6,767
Other financial income	376	9,345	1,209
Total financial income	41,509	26,028	37,282

Financial expenses
Options - Changes in fair value	—	(3,496)	—
of which Thom Browne option	—	(3,496)	—
Hedging operations	(6,229)	(4,868)	(6,736)
Interest and financial charges for lease liabilities	(26,996)	(23,659)	(17,030)
Warrants - Changes in fair value	—	—	(22,909)
Securities	(1,068)	(1,886)	(4,412)
Interest on bank loans and overdrafts	(11,054)	(15,520)	(13,361)
Interest expenses on interest rate swaps	(1,909)	(492)	(300)
Other financial expenses	(3,215)	(2,074)	(3,373)
Total financial expenses	(50,471)	(51,995)	(68,121)

Foreign exchange gains/(losses)	9,000	(11,338)	(5,262)
Financial income and financial expenses relating to options represent the fair value changes during the period of liabilities for put options owned by the non-controlling interests in the Group’s investments in Thom Browne group and Gruppo Dondi S.p.A. (“Dondi”). See Note 28 — Other non-current financial liabilities for additional details relating to the Group’s written put options on non-controlling interests.
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
The foreign exchange impact on the non-controlling interest put option liability relating to the Thom Browne group, which is denominated in U.S. Dollars, amounted to gains of €14,718 thousand in 2025, losses of €7,770 thousand in 2024 and gains of €5,406 thousand in 2023. As a result of the sale of the Group’s 100% interest in Ezesa Argentina S.A. in February 2024, cumulative translation losses amounting to €1,907 thousand relating to the original investment held in the company were reclassified from other comprehensive income and loss to foreign exchange losses within the consolidated statement of profit and loss for the year ended December 31, 2024. As a result of the acquisition of Tom Ford International in April 2023, cumulative translation losses amounting to €4,705 thousand related to the original investment held in Tom Ford International were reclassified from other comprehensive income and loss to foreign exchange losses within the consolidated statement of profit and loss for the year ended December 31, 2023. For additional information relating to the TFI Acquisition, see Note 39 — Business combinations.
11. Income taxes
The following table provides a breakdown for income taxes:

	For the years ended December 31,
(€ thousands)	2025	2024	2023
Current taxes	(39,503)	(39,243)	(54,795)
Deferred taxes	8,948	(504)	21,362
Income taxes	(30,555)	(39,747)	(33,433)
The table below provides a reconciliation between actual income taxes and the theoretical income taxes, calculated on the basis of the applicable corporate tax rate in effect in Italy, which was 24.0% for each of the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,
(€ thousands, except percentages)	2025	2024	2023
Profit before taxes	140,042	130,608	169,094
Theoretical income tax expense - tax rate 24%	(33,610)	(31,346)	(40,583)
Tax effect on:
Non-taxable income	4,730	4,302	11,454
Differences between foreign tax rates and the theoretical applicable tax rate	1,073	133	5,847
Tax (expense)/benefit relating to prior years	(113)	142	2,997
Deferred tax assets recognized from previous years	9,985	14,516	7,425
Deferred tax assets not recognized	(4,850)	(8,437)	(4,107)
Tax on dividends and earnings	757	(4,655)	(5,613)
Other tax items	(5,659)	(12,476)	(6,363)
Total tax expense, excluding IRAP	(27,687)	(37,821)	(28,943)
Effective tax rate, excluding IRAP	19.8%	29.0%	17.1%
Italian regional income tax expense (IRAP)	(2,868)	(1,926)	(4,490)
Total income tax	(30,555)	(39,747)	(33,433)
Effective tax rate	21.8%	30.4%	19.8%
In order to facilitate the understanding of the tax rate reconciliation presented above, income tax expense includes a presentation net of the Italian Regional Income Tax (“IRAP”), which is based on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments. The applicable IRAP rate was 5.57% for the Parent Company and 3.9% for the other Italian components, for each of the years ended December 31, 2025, 2024 and 2023.
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
For the year ended December 31, 2025, other tax items includes €2,800 thousand recognized for uncertain tax positions (€6,600 thousand for the year ended December 31, 2024).
The Pillar Two legislative tax framework introduced by the Organisation for Economic Co-operation and Development (“OECD”), which aims to ensure large multinational corporations pay a minimum level of tax on the income arising in each of the jurisdictions where they operate, has subsequently and progressively been enacted into local tax legislation in many countries around the world. Considering that the Group’s ultimate parent Company is tax resident in Italy and the Italian tax authorities have enacted new tax legislation to implement the Pillar Two framework, the global minimum top-up tax must be applied with respect to all subsidiaries of the Group starting from January 1, 2024. The application of the Pillar Two tax rules has not had a material impact on the Group and has been limited to certain operations abroad where the Pillar Two transitional safe harbor does not apply and the Pillar Two effective tax rate is below 15 percent. The Group has applied the mandatory temporary exception for the recognition of and disclosure relating to deferred tax assets and liabilities arising from the jurisdictional implementation of the Pillar Two model rules.
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
The following tables provide a breakdown for deferred tax assets and deferred tax liabilities:

(€ thousands)	At December 31, 2024	Recognized in profit and loss	Recognized in comprehensive income/(loss)	Exchange differences and other	At December 31, 2025
Deferred tax assets arising on:
Employee benefits	6,568	175	52	(249)	6,546
Property, plant and equipment	6,872	(869)	—	(246)	5,757
Lease liabilities	116,599	13,165	—	(837)	128,927
Intangible assets	3,216	269	—	883	4,368
Provision for obsolete inventory	29,351	1,909	—	(402)	30,858
Elimination of intercompany margin on inventory	40,694	(540)	—	(3,161)	36,993
Provisions	2,354	3,678	—	(2,495)	3,537
Financial assets	1,706	—	(351)	296	1,651
Tax losses	50,188	(2,487)	—	3,480	51,181
Other	11,253	6,744	—	(15,098)	2,899
Deferred tax assets (prior to offsetting)	268,801	22,044	(299)	(17,829)	272,717
Offsetting of deferred tax assets	(102,772)				(108,670)
Total deferred tax assets	166,029				164,047

Deferred tax liabilities arising on:
Property, plant and equipment	1,390	1,479	—	(445)	2,424
Right-of-use assets	109,362	11,525	—	(7,439)	113,448
Intangible assets	47,100	1,121	—	411	48,632
Financial assets fair value	1,300	196	(4)	(39)	1,453
Other	21,749	(1,225)	1,254	(3,034)	18,744
Deferred tax liabilities (prior to offsetting)	180,901	13,096	1,250	(10,546)	184,701
Offsetting of deferred tax liabilities	(102,772)				(108,670)
Total deferred tax liabilities	78,129				76,031

(€ thousands)	At December 31, 2023	Recognized in profit and loss	Recognized in comprehensive income/(loss)	Exchange differences and other	At December 31, 2024
Deferred tax assets arising on:
Employee benefits	6,030	224	18	296	6,568
Property, plant and equipment	8,583	(1,215)	—	(496)	6,872
Lease liabilities	103,099	333	—	13,167	116,599
Intangible assets	3,379	70	—	(233)	3,216
Provision for obsolete inventory	28,959	(1,677)	—	2,069	29,351
Elimination of intercompany margin on inventory	39,701	61	—	932	40,694
Provisions	2,368	(817)	—	803	2,354
Financial assets	1,448	—	258	—	1,706
Tax losses	46,366	4,196	—	(374)	50,188
Other	7,165	(2,149)	1,214	5,023	11,253
Deferred tax assets (prior to offsetting)	247,098	(974)	1,490	21,187	268,801
Offsetting of deferred tax assets	(86,220)				(102,772)
Total deferred tax assets	160,878				166,029

Deferred tax liabilities arising on:
Property, plant and equipment	296	(414)	—	1,508	1,390
Right-of-use assets	96,615	83	—	12,664	109,362
Intangible assets	46,860	1,647	—	(1,407)	47,100
Financial assets fair value	1,817	76	(584)	(9)	1,300
Other	14,517	(1,862)	222	8,872	21,749
Deferred tax liabilities (prior to offsetting)	160,105	(470)	(362)	21,628	180,901
Offsetting of deferred tax liabilities	(86,220)				(102,772)
Total deferred tax liabilities	73,885				78,129
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

The following table provides the details of tax losses carried forward for which no deferred tax assets were recognized:

	At December 31,
(€ thousands)	2025	2024
Expiry within 1 year	9,793	13,462
Expiry 1-5 years	15,211	36,787
Expiry over 5 years	27,022	39,319
No expiration	227,718	177,010
Total tax losses carried forward	279,744	266,578
12. Earnings per share
Basic and diluted earnings per share are calculated as the ratio of net profit or (loss) attributable to the shareholders of the Company by the weighted average number of outstanding ordinary shares (basic and diluted) of the Company.

The following table summarizes the amounts used to calculate basic and diluted earnings per share.

	For the years ended December 31,
(€ thousands, except per share data )	2025	2024	2023
Profit attributable to shareholders of the Parent Company	98,582	77,083	121,529

Weighted average number of shares for basic earnings per share	259,598,645	251,531,105	247,015,882
Adjustments for calculation of diluted earnings per share:
Long-term incentive awards (1)	1,310,639	1,852,226	2,124,670
CEO share awards (2)	389,436	713,615	2,283,381
Non-executive directors remuneration in shares (3)	173,266	142,150	149,836
IPO PSUs (4)	—	—	790,000
Weighted average number of shares for diluted earnings per share	261,471,986	254,239,096	252,363,769

Basic earnings per share in Euro	0.38	0.31	0.49
Diluted earnings per share in Euro	0.38	0.30	0.48
For the years ended December 31, 2025, 2024 and 2023, the diluted weighted average number of shares outstanding was increased to take into consideration the effect of potential ordinary shares relating to equity awards granted by the Group, to the extent to which they are dilutive. Potential ordinary shares are assumed to be converted into ordinary shares at the beginning of the period, except for new potential ordinary shares relating to awards granted during the period, which are considered converted from their grant date. The adjustments for the calculation of the weighted average number of shares for diluted earnings per share are further explained below. For additional information relating to equity awards granted by the Group, see also Note 37 — Share-based payments.
(1)Long-term incentive awards — Potential ordinary shares of the Company represented by performance share units (“PSUs”) and retention restricted share units (“RSUs”) granted to the Group’s senior management (the “Senior Management Team”) and other employees of the Group, which in the case of the PSUs are considered to be potential ordinary shares if the related performance conditions would have been met based on the Group’s performance up to the reporting date, and in the case of the RSUs are considered to be potential ordinary shares if the recipient was still employed by the Group at the reporting date. Long-term incentive awards for 2023 also include potential ordinary shares of the Company granted to the Senior Management Team equal to a value of $7,500 thousand, which are considered to be potential ordinary shares if the recipient was still employed by the Group at the reporting date.
(2)CEO share awards — Potential ordinary shares of the Company from (i) the exercise of share purchase rights of all or part of the fixed remuneration of the Group Chairman and Chief Executive Officer (“CEO”), and (ii) PSUs granted to the Group’s Chairman and CEO, which are considered to be potential ordinary shares if the related performance conditions would have been met based on the Group’s performance up to the reporting date. These potential ordinary shares all refer to the Group’s Chairman and CEO that was in office during the year ended December 31, 2025.
(3)Non-executive directors remuneration in shares — Potential ordinary shares of the Company granted to the non-executive directors for 50% of their annual base remuneration for services provided and which, under the related terms and conditions, will be delivered to the recipients in the second year subsequent to the year in which the services are provided.
(4)IPO PSUs — PSUs related to the Company’s public listing, granted to the Group’s Chairman and CEO in office during the year ended December 31, 2025 and certain members of the Senior Management Team, which were considered to be potential ordinary shares if the related performance and market conditions were met and the recipients were still employed by the Group at the reporting date.

13. Other information by nature
The following table provides a breakdown of depreciation and amortization and of personnel costs within the consolidated statement of profit and loss:

	For the years ended December 31,
(€ thousands)	2025		2024		2023
	Depreciation and amortization	Personnel costs	Depreciation and amortization	Personnel costs	Depreciation and amortization	Personnel costs
Cost of sales	(17,143)	(143,269)	(16,135)	(136,486)	(16,376)	(132,447)
Selling, general and administrative expenses	(224,624)	(375,002)	(205,476)	(362,262)	(174,905)	(344,421)
Marketing expenses	(3,117)	(13,360)	(3,143)	(11,878)	(1,889)	(10,276)
Total	(244,884)	(531,631)	(224,754)	(510,626)	(193,170)	(487,144)

At December 31, 2025, 2024 and 2023, the Group had 7,437 and 7,395 and 7,201 employees, respectively.

14. Intangible assets
The following table presents a breakdown for intangible assets.

(€ thousands)	Goodwill	Brand	Concessions, licenses, trademarks and patents	Other intangible assets	Intangible assets in progress	Total
Historical cost at January 1, 2024	256,270	162,832	143,921	170,040	106	733,169
Additions	—	—	2,224	25,901	373	28,498
Disposals	—	—	(2,802)	(711)	—	(3,513)
Business combinations	8,280	—	—	—	—	8,280
Exchange differences	11,080	10,360	6,463	1,755	1	29,659
Other movements and reclassifications	—	—	3,518	(1,751)	(226)	1,541
Balance at December 31, 2024	275,630	173,192	153,324	195,234	254	797,634
Additions	—	—	1,454	22,128	828	24,410
Disposals	—	—	(85)	(1,316)	—	(1,401)
Exchange differences	(28,396)	(20,061)	(12,688)	(3,556)	(7)	(64,708)
Other movements and reclassifications	—	—	90	172	(251)	11
Balance at December 31, 2025	247,234	153,131	142,095	212,662	824	755,946

Accumulated amortization at January 1, 2024	—	—	(41,348)	(119,547)	—	(160,895)
Amortization	—	—	(5,466)	(16,686)	—	(22,152)
Impairment	—	—	—	(58)	—	(58)
Disposals	—	—	3,029	692	—	3,721
Exchange differences	—	—	(425)	(1,502)	—	(1,927)
Other movements and reclassifications	—	—	(3,057)	1,097	—	(1,960)
Balance at December 31, 2024	—	—	(47,267)	(136,004)	—	(183,271)
Amortization	—	—	(5,053)	(19,264)	—	(24,317)
Impairment	—	—	—	(72)	—	(72)
Disposals	—	—	85	1,218	—	1,303
Exchange differences	—	—	1,141	3,098	—	4,239
Other movements and reclassifications	—	—	(29)	287	—	258
Balance at December 31, 2025	—	—	(51,123)	(150,737)	—	(201,860)

Carrying amount at:
January 1, 2024	256,270	162,832	102,573	50,493	106	572,274
December 31, 2024	275,630	173,192	106,057	59,230	254	614,363
December 31, 2025	247,234	153,131	90,972	61,925	824	554,086

Goodwill and brands with an indefinite useful life
The Group’s goodwill and brands with an indefinite useful life are allocated to the following operating segments.

	At December 31,
(€ thousands)	2025	2024
Zegna segment	32,588	33,344
Thom Browne segment	367,777	415,478
Total goodwill and brands with an indefinite useful life	400,365	448,822
In 2024, the Group recognized goodwill of €8,280 thousand in relation to the acquisition of the ZEGNA business in South Korea. For additional information, see Note 39 — Business combinations.
In accordance with IAS 36, goodwill and brands with an indefinite useful life are not amortized and are tested for impairment annually, or more frequently if facts or circumstances indicate that the asset may be impaired. Goodwill and brands with an indefinite useful life are allocated to each of the Group’s CGUs (or groups of CGUs) and the recoverable amount of all CGUs and groups of CGUs is based on a value in use calculation, which uses cash flow projections based on the last approved budget forecast calculations, which are prepared separately for each CGU. These budget and forecast calculations generally cover a period of at least three years. A long-term growth rate is calculated and applied to project future cash flows after the initial forecast period. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
The main assumptions applied by management to calculate the recoverable amount of goodwill and brands with an indefinite useful life for the impairment test are described below and presented in the subsequent tables.
•Discount rate (WACC): The rate used to discount cash flows was calculated using the post-tax weighted average cost of capital (“WACC”) rate. The WACC rate was calculated for each CGU and group of CGUs subject to impairment, considering the parameters specific to the geographical areas of the CGUs: market risk premium and sovereign bond yield. The WACC rate used ranged between 8.68% and 9.46% for the 2025 impairment test and between 8.75% and 9.46% for the 2024 test;
•EBITDA for the forecast period: The EBITDA compound annual growth rate (CAGR) applied by management to calculate the expected future cash flows. See tables below for the EBITDA assumptions utilized to calculate the expected future cash flows, and
•Terminal value growth rate (growth rate used to extrapolate cash flows beyond the forecast period): Determined using the perpetuity method at a long-term growth rate which represents the present value of all expected future cash flows at the last year of projection. The growth rate used to calculate the terminal value was 3.00% for the Zegna segment and ranged between 2.75% and 3.00% for the Thom Browne segment, and was determined according to the diverging inflation and GDP outlook in the related geographical areas.
Impairment test results and sensitivity analysis
The following tables present the results of the impairment tests, as well as sensitivity analyses performed to verify whether reasonably possible changes in the main assumptions used to determine the recoverable amounts would significantly affect the results of the impairment tests for those CGUs that have significant goodwill and brands with an indefinite useful life allocated to them.

2025
		Existing assumptions			Sensitivity effects on headroom
(€ millions, except percentages and basis points)	Headroom	WACC (%)	EBITDA CAGR (%) vs. 2025	Growth rate (%)	WACC +100 bps	EBITDA -500 bps	Growth rate -50 bps
CGU Thom Browne group	110	8.68%	+50.3%	2.75%	54	55	60
CGU Thom Browne Korea Ltd.	25	8.72%	+42.9%	3.00%	21	20	22
CGU Ermenegildo Zegna Korea Co.Ltd.	1	8.72%	+31.2%	3.00%	—	(1)	—
CGU Gruppo Dondi S.p.A.	29	9.46%	+7.9%	3.00%	25	25	25
CGU Bonotto S.p.A.	14	9.46%	+7.0%	3.00%	12	12	12
CGU In.Co. S.p.A.	40	9.46%	+41.1%	3.00%	23	25	25
CGU Tessitura Ubertino S.r.l.	28	9.46%	+10.6%	3.00%	25	26	26

2024
		Existing assumptions			Sensitivity effects on headroom
(€ millions, except percentages and basis points)	Headroom	WACC (%)	EBITDA CAGR (%) vs. 2024	Growth rate (%)	WACC +100 bps	EBITDA -500 bps	Growth rate -50 bps
CGU Thom Browne group	396	8.75%	+31.5%	2.75%	247	325	325
CGU Thom Browne Korea Ltd.	30	9.01%	+28.7%	3.00%	21	26	26
CGU Ermenegildo Zegna Korea Co.Ltd.	5	9.01%	+52.5%	3.00%	3	3	4
CGU Gruppo Dondi S.p.A.	49	9.46%	+17.0%	3.00%	38	44	44
CGU Bonotto S.p.A.	19	9.46%	+9.1%	3.00%	13	16	16
CGU In.Co. S.p.A.	83	9.46%	+60.8%	3.00%	53	69	68
CGU Tessitura Ubertino S.r.l.	23	9.46%	+4.5%	3.00%	19	21	21
Based on the impairment tests performed, no impairment of goodwill or brands with an indefinite useful life was recognized.
TOM FORD FASHION license agreement

As part of the TFI Acquisition completed in April 2023, the Group became a long-term licensee for all TOM FORD men’s and women’s fashion, as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products. As a result, the Group recognized the fair value of the TOM FORD FASHION license agreement within intangible assets and property, plant and equipment for a total amount of €99,295 thousand at the acquisition date. The estimated useful life of the license agreement is 30 years. For additional information relating to the TFI Acquisition, see Note 39 — Business combinations.
As a result of slowing demand for luxury products in 2024 and 2025 due to challenging consumer confidence and conditions for the luxury sector, management performed an impairment test over the Tom Ford Fashion segment for 2024 and 2025.
The main assumptions applied by management to calculate the recoverable amount of the Tom Ford Fashion segment for the impairment test are described below and presented in the subsequent tables.
•Discount rate (WACC): The rate used to discount cash flows was calculated using the post-tax WACC rate. The WACC rate was calculated considering the parameters specific to the geographical areas: market risk premium and sovereign bond yield. The WACC rate used was 9.92% for the 2025 impairment test and 9.62% for the 2024 test;
•EBITDA for the forecast period: The EBITDA applied by management to calculate the expected future cash flows. See table below for the EBITDA assumptions utilized to calculate the expected future cash flows, and
•Terminal value growth rate (growth rate used to extrapolate cash flows for years eleven to thirty of the license agreement): Determined using the perpetuity method at a long-term growth rate which represents the present value of all expected future cash flows at the last year of projection. The growth rate used to calculate the terminal value was 3.00%, which was determined according to the diverging inflation and GDP outlook in the related geographical areas.
Impairment test results and sensitivity analysis
The following tables present the results of the impairment tests performed, as well as sensitivity analyses performed to verify whether reasonably possible changes in the main assumptions used to determine the recoverable amount of the Tom Ford Fashion segment would significantly affect the results of the impairment tests.

2025
		Existing assumptions			Sensitivity effects on impairment
(€ millions, except percentages and basis points)	Headroom	WACC (%)	EBITDA CAGR (%) vs. 2025	Growth rate (%)	WACC +100 bps	EBITDA -500 bps	Growth rate -50 bps
Tom Ford Fashion segment	53	9.92%	+47.3%	3.00%	9	12	44

2024
		Existing assumptions			Sensitivity effects on impairment
(€ millions, except percentages and basis points)	Headroom	WACC (%)	EBITDA CAGR (%) vs. 2024	Growth rate (%)	WACC +100 bps	EBITDA -500 bps	Growth rate -50 bps
Tom Ford Fashion segment	64	9.62%	+9.0%	3.00%	14	16	55

Based on the impairment tests performed, no impairment of the Tom Ford Fashion segment was recognized.

15. Property, plant and equipment
The following table presents a breakdown for property, plant and equipment.

(€ thousands)	Land and buildings	Plant and machinery	Industrial and commercial equipment	Leasehold improvements	Other tangible assets	Tangible assets under construction and advances	Total
Historical cost at January 1, 2024	8,581	161,755	162,500	251,565	6,429	5,426	596,256
Additions	8,884	8,482	22,812	47,297	376	11,971	99,822
Disposals	—	(3,876)	(16,726)	(12,941)	(86)	(21)	(33,650)
Business combinations	—	—	109	877	—	28	1,014
Exchange differences	5	(15)	4,768	9,587	16	39	14,400
Reclassifications	(77)	528	1,948	(207)	375	(6,541)	(3,974)
Balance at December 31, 2024	17,393	166,874	175,411	296,178	7,110	10,902	673,868
Additions	1,100	7,393	19,379	26,355	580	26,698	81,505
Disposals	—	(2,750)	(5,910)	(18,565)	(304)	(179)	(27,708)
Business combinations	—	—	632	—	—	—	632
Exchange differences	—	(36)	(13,012)	(26,544)	(94)	(689)	(40,375)
Reclassifications	(1)	931	2,626	9,386	311	(12,964)	289
Balance at December 31, 2025	18,492	172,412	179,126	286,810	7,603	23,768	688,211

Accumulated depreciation at January 1, 2024	(4,437)	(134,701)	(128,912)	(164,147)	(4,451)	—	(436,648)
Depreciation	(239)	(6,756)	(14,666)	(31,440)	(819)	—	(53,920)
Impairment	—	(108)	(1,642)	(1,483)	—	—	(3,233)
Disposals	—	3,845	16,320	12,474	188	—	32,827
Exchange differences	(5)	7	(4,334)	(7,781)	2	—	(12,111)
Reclassifications	98	33	(1,672)	5,638	(74)	—	4,023
Balance at December 31, 2024	(4,583)	(137,680)	(134,906)	(186,739)	(5,154)	—	(469,062)
Depreciation	(242)	(7,267)	(15,646)	(34,070)	(446)	—	(57,671)
Impairment	—	22	(1,312)	(3,736)	—	—	(5,026)
Disposals	—	2,626	5,326	17,979	290	—	26,221
Exchange differences	—	12	10,791	19,001	61	—	29,865
Reclassifications	2	(10)	(1,364)	259	(181)	—	(1,294)
Balance at December 31, 2025	(4,823)	(142,297)	(137,111)	(187,306)	(5,430)	—	(476,967)

Carrying amount at:
January 1, 2024	4,144	27,054	33,588	87,418	1,978	5,426	159,608
December 31, 2024	12,810	29,194	40,505	109,439	1,956	10,902	204,806
December 31, 2025	13,669	30,115	42,015	99,504	2,173	23,768	211,244
Directly operated stores (DOSs)
The Group’s tests the non-current assets of its DOSs that are amortized or depreciated on a systematic basis for impairment if any indicators of impairment are identified or if there are changes to planning assumptions that could suggest that the carrying amount of the assets is not recoverable. For this purpose, the Group conducts a triggering event test for each

DOS store. If defined year-on-year profitability indicators are not achieved, the non-current assets of the store in question are tested for impairment.
The impairment test of DOSs assets takes into consideration those right-of-use assets, intangible assets and property, and plant and equipment elements relating to directly operated stores of the Zegna segment, Thom Browne segment and Tom Ford Fashion segment. The result of the impairment test of DOSs on the consolidated financial statements is obtained by comparing the recoverable amount, based on the value in use, of each CGU or group of CGUs with the carrying amount of the tangible and intangible assets allocated to the CGU, including leases recognized in accordance with IFRS 16.
The main assumptions applied by management to calculate the recoverable amount of the Group’s DOSs for the impairment test are described below and presented in the subsequent sensitivity analysis tables.
•Discount rate (WACC): The rate used to discount cash flows was calculated using the pre-tax WACC rate. The WACC rate was calculated for each CGU and group of CGUs subject to impairment, considering the parameters specific to the geographical areas of the CGUs: market risk premium and sovereign bond yield;
•Revenues for the forecast period: The revenues CAGR applied by management to calculate the expected future cash flows, and
•Terminal value growth rate (growth rate used to extrapolate cash flows beyond the forecast period): Reflects the long-term growth expectations and is determined by applying a long‑term growth rate to projected cash flows over a finite terminal period following the explicit forecast period. The finite terminal period is generally ten years.
Impairment test results and sensitivity analysis
The following table presents the results of the impairment tests performed over the Group’s DOSs, as well as sensitivity analyses performed to verify whether reasonably possible changes in the main assumptions used to determine the recoverable amount of the DOSs would significantly affect the results of the impairment tests.

		Existing assumptions			Sensitivity effects on impairment
(€ millions, except percentages and basis points)	Impairment	WACC (%)	Revenues CAGR (%) vs. current year	Growth rate (%)	WACC +100 bps	Revenues -250 bps	Growth rate -50 bps
Zegna segment DOSs
2025	(4,129)	8.06% / 14.31%	-7.0%	1.50% / 4.00%	(4,484)	(4,850)	(4,186)
2024	(4,150)	8.05% / 14.09%	+6.7%	1.00% / 4.00%	(4,734)	(5,084)	(4,262)
Thom Browne segment DOSs
2025	(495)	10.32% / 14.15%	+24.5%	2.00% / 3.00%	(605)	(688)	(513)
2024	(2,957)	10.66% / 13.06%	+11.1%	2.50% / 3.00%	(3,032)	(3,614)	(2,969)
Tom Ford Fashion segment DOSs
2025	(10,415)	9.52% / 13.66%	+12.1%	2.00% / 3.00%	(10,654)	(11,438)	(10,433)
2024	(4,089)	8.45%/13.14%	+16.9%	2.00% / 3.00%	(4,323)	(4,620)	(4,140)

The results of the sensitivity analyses showed that negative changes in the main assumptions could lead to additional impairment losses.
The following tables present the impairment and the reversal of impairment that was recognized in relation to the Group’s DOSs in 2025, 2024 and 2023.

	For the year ended December 31, 2025
(€ thousand)	Property, plant and equipment	Right-of-use assets	Intangible assets
DOSs impairment
Zegna segment	1,671	2,450	8
Thom Browne segment	251	244	—
Tom Ford Fashion segment	3,104	7,247	64
Total DOSs impairment for the Group	5,026	9,941	72

	For the year ended December 31, 2024
(€ thousand)	Property, plant and equipment	Right-of-use assets	Intangible assets
DOSs impairment
Zegna segment	688	3,404	58
Thom Browne segment	752	2,205	—
Tom Ford Fashion segment	1,793	2,296	—
Total DOSs impairment for the Group	3,233	7,905	58

	For the year ended December 31, 2023
(€ thousand)	Property, plant and equipment	Right-of-use assets	Intangible assets
DOSs impairment
Zegna segment	551	268	35
of which impairment	595	268	37
of which reversal of impairment	(44)	—	(2)
Thom Browne segment	18	—	—
Tom Ford Fashion segment	346	564	—
Total DOSs impairment for the Group	915	832	35

Corporate assets impairment test
Corporate assets are tested for impairment if facts or circumstances indicate that their carrying amount may be impaired on the basis of trigger events at the reporting segment level. There were no impairment indicators identified for corporate assets in 2025, 2024 or 2023.

16. Right-of-use assets
The following table provides a breakdown for right-of-use assets.

(€ thousands)	Land and buildings	Industrial and commercial equipment	Plant and machinery	Other right-of-use assets	Total
Historical cost at January 1, 2024	971,033	45	168	6,765	978,011
Additions	190,998	121	—	5,002	196,121
Disposals	(55,907)	(2)	(168)	(2,733)	(58,810)
Exchange differences	35,465	—	—	(23)	35,442
Balance at December 31, 2024	1,141,589	164	—	9,011	1,150,764
Additions	296,907	247	—	2,949	300,103
Disposals	(55,246)	(85)	—	(2,586)	(57,917)
Business combinations	680	—	—	—	680
Exchange differences	(83,979)	(4)	—	(47)	(84,030)
Reclassification	1,912	—	—	—	1,912
Balance at December 31, 2025	1,301,863	322	—	9,327	1,311,512

Accumulated amortization at January 1, 2024	(440,434)	(15)	(150)	(3,460)	(444,059)
Amortization	(146,297)	(37)	(23)	(2,325)	(148,682)
Impairments	(7,905)	—	—	—	(7,905)
Disposals	47,839	1	173	2,158	50,171
Exchange differences	(18,859)	—	—	7	(18,852)
Balance at December 31, 2024	(565,656)	(51)	—	(3,620)	(569,327)
Amortization	(160,202)	(71)	—	(2,623)	(162,896)
Impairments	(9,941)	—	—	—	(9,941)
Disposals	38,007	29	—	2,072	40,108
Exchange differences	44,001	1	—	37	44,039
Reclassification	(1,054)	—	—	—	(1,054)
Balance at December 31, 2025	(654,845)	(92)	—	(4,134)	(659,071)

Carrying amount at:
January 1, 2024	530,599	30	18	3,305	533,952
December 31, 2024	575,933	113	—	5,391	581,437
December 31, 2025	647,018	230	—	5,193	652,441
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
For the years ended December 31, 2025, 2024 and 2023 impairments were recognized for an amount of:
•€9,941 thousand in 2025 primarily related to leased stores in the Greater China Region and rest of APAC that are part of the Tom Ford Fashion segment, and the Greater China Region that are part of the Zegna segment;
•€7,905 thousand in 2024 primarily related to leased stores in Europe and the United States that are part of the Thom Browne segment, the Greater China Region and South Korea that are part of the Tom Ford Fashion segment, and the United States, EMEA and the Greater China Region that are part of the Zegna segment, and

•€832 thousand in 2023 primarily related to leased stores in Greater China Region that are part of the Tom Ford Fashion segment and in Europe that are part of the Zegna segment.
For details related to the impairment testing performed over right-of-use assets, please refer to Note 15 — Property, plant and equipment.
17. Investments accounted for using the equity method
The Group’s ownership percentages and the carrying value of investments accounted for using the equity method were as follows:

(€ thousands, except percentages)	Filati Biagioli Modesto S.p.A.	Norda Run Inc.	Luigi Fedeli e Figlio S.r.l.	Total investments accounted for using the equity method
Group's percentage interest at December 31, 2025	48.5%	32.5%	15%
Group's percentage interest at December 31, 2024	45%	25%	15%

At January 1, 2024	7,490	6,621	4,654	18,765
Net income/(loss)	900	174	(13)	1,061
Translation differences	—	(136)	—	(136)
At December 31, 2024	8,390	6,659	4,641	19,690
Additions	354	4,040	—	4,394
Net income	261	231	32	524
Translation differences	—	(427)	—	(427)
At December 31, 2025	9,005	10,503	4,673	24,181
Certain financial information of companies accounted for using the equity method is provided below at and for the period from the acquisition date to December 31, 2025 or for the year ended December 31, 2025, as required by IFRS 12—Disclosure of Interest in Other Entities (“IFRS 12”).

(€ thousands)	Norda Run Inc.	Filati Biagioli Modesto S.p.A.	Luigi Fedeli e Figlio S.r.l.
Total assets	7,826	68,447	34,081
Total liabilities	866	49,880	24,457
Total equity	6,961	18,567	9,624
Net revenues	15,201	41,031	27,030
Net income/(loss)	899	(174)	396
18. Other non-current financial assets
The following table provides a breakdown for other non-current financial assets:

	At December 31,
(€ thousands)	2025	2024
Guarantee deposits	32,375	34,021
Lease receivables from sublease	1,235	1,585
Other	4,886	5,880
Total other non-current financial assets	38,496	41,486
There are no expected credit losses associated with the guarantee deposits.

Other primarily related to investments in other companies, which are measured at fair value at December 31, 2025 and 2024.
19. Inventories
The following table provides a breakdown for inventories (net of the provision for slow moving and obsolete inventories):

	At December 31,
(€ thousands)	2025	2024
Raw materials, ancillary materials and consumables	113,241	90,461
Work-in-progress and semi-finished products	49,898	49,442
Finished goods	343,764	381,112
Total inventories	506,903	521,015

The amount of provisions for slow moving and obsolete inventories recognized for the years ended December 31, 2025, 2024 and 2023 was €32,774 thousand, €48,260 thousand and €59,558 thousand respectively.
The following table provides the changes in the total provision for slow moving and obsolete inventories for the years ended December 31, 2025 and 2024.

	2025	2024
At January 1,	(207,078)	(175,222)
Provisions	(32,774)	(48,260)
Utilizations and releases	30,302	22,515
Exchange differences and other changes	12,300	(6,111)
At December 31,	(197,250)	(207,078)
20. Trade receivables
The following table presents a breakdown for trade receivables.

	At December 31,
(€ thousands)	2025	2024
Trade receivables before loss allowance	250,139	263,380
Loss allowance	(23,052)	(14,590)
Total trade receivables	227,087	248,790
The following table presents a breakdown for the loss allowance relating to trade receivables.

	Loss allowance
(€ thousands)	2025	2024
At January 1,	(14,590)	(6,681)
Provisions	(12,720)	(11,174)
Utilizations	2,999	353
Releases	341	3,062
Exchange differences and other	918	(150)
At December 31,	(23,052)	(14,590)

The Group applies the simplified approach available under IFRS 9 to always measure the loss allowance for trade receivables at an amount equal to their lifetime expected credit losses. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date (See Note 35 — Qualitative and quantitative information on financial risks for additional information).
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
In 2025, the Group recognized additional provisions to the loss allowance of €10,077 thousand in relation to expected losses on trade receivables owing from Saks Global following its voluntary filing for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 2026. The amount was recorded within selling, general and administrative expenses.
The following table presents trade receivables by geographic area.

	At December 31,
(€ thousands)	2025	2024
EMEA (1)	97,064	97,619
of which Italy	60,898	58,460
Americas (2)	57,914	65,491
of which United States	43,309	50,294
Greater China Region	43,457	56,682
Rest of APAC (3)	28,652	28,998
Total trade receivables	227,087	248,790
______________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
21. Derivative financial instruments
The Group enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the currency risks associated with exchange rate fluctuations for sales that originate in currencies other than the Euro, as well as to hedge the interest rate risk on borrowings. The Company only enters into these contracts for hedging purposes as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by the Company are over the counter (OTC) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement).
Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.
The Group’s outstanding derivative instruments are presented below.

	At December 31, 2025			At December 31, 2024
(€ thousands)	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Foreign currency derivatives	835,812	6,993	(4,315)	756,316	1,596	(14,699)
Interest rate risk
Interest rate swaps	81,295	62	(261)	82,631	115	(439)
Total derivatives instruments - Notional / Assets / (Liabilities)	917,107	7,055	(4,576)	838,947	1,711	(15,138)
At December 31, 2025 and 2024, derivative financial instruments mainly include foreign currency derivative contracts used by the Group to hedge the risks associated with fluctuations in the Euro/U.S. Dollar exchange rate for sales in U.S. Dollars and in the Euro/Chinese Renminbi exchange rate for sales in Chinese Renminbi.
Hedging derivatives
All contracts in place at the reporting date were entered into with major financial institutions, and no counterparties are expected to default. A liquidity analysis of the derivative contract maturities is provided in the financial risks section of these notes.
The cash flows resulting from the Group’s international activities are exposed to exchange rate volatility. In order to hedge this risk, the Group enters into forward sale and purchase agreements, so as to guarantee the value of identified cash flows in Euro (or in other currencies used locally). The projected future cash flows mainly relate to the collection of trade receivables, the settlement of trade payables and financial cash flows. The notional amount of foreign exchange forward contracts to hedge projected future cash flows is presented below.

	For the years ended December 31,
(€ thousands)	2025	2024
USD	314,100	278,068
CHF	402	—
CNY	263,735	255,447
GBP	48,048	53,991
JPY	55,057	42,435
HKD	29,877	34,825
Other	124,593	91,550
Total notional amount	835,812	756,316
The key features of the interest rate swap (IRS) agreements are presented below.

(€ thousands, except percentages)			Notional amount at December 31,		Fair value at December 31,
Contract	Maturity date	Fixed interest rate	2025	2024	2025	2024
IRS 1	6/30/2027	2.10%	50,000	50,000	38	49
IRS 2	6/14/2027	2.77%	30,000	30,000	(261)	(439)
IRS 3	9/30/2027	0.22%	1,295	2,035	24	57
IRS 4	12/31/2025	(0.15%)	—	596	—	9
Total			81,295	82,631	(199)	(324)

22. Other current financial assets
The following table provides a breakdown for other current financial assets (see Note 34 — Fair value measurement for a breakdown of other current financial assets by fair value level).

	At December 31,
(€ thousands)	2025	2024
Securities	75,682	73,639
Guarantee deposits	1,492	3,360
Financial receivables	258	270
Total other current financial assets	77,432	77,269
The following tables provide a breakdown and the movements for securities.

(€ thousands)	At December 31, 2024	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At December 31, 2025
Fair value through profit or loss (FVPL)
Private equity	23,954	402	(3,645)	2,529	15	(1,690)	21,565
Private debt	10,395	2,398	(1,521)	448	—	—	11,720
Hedge funds	10,285	1,002	(1,501)	1,557	140	(113)	11,370
Real estate funds	9,713	1,444	(164)	(619)	—	(369)	10,005
Money market funds	3,864	8,958	(1,749)	187	17	(564)	10,713
Equity	3,204	—	(1,014)	896	176	—	3,262
Total FVPL	61,415	14,204	(9,594)	4,998	348	(2,736)	68,635

Fair value through other comprehensive income (FVOCI)
Fixed income	6,439	931	(3,493)	28	(9)	—	3,896
Floating income	5,785	—	(2,555)	(66)	(13)	—	3,151
Total FVOCI	12,224	931	(6,048)	(38)	(22)	—	7,047

Total securities	73,639	15,135	(15,642)	4,960	326	(2,736)	75,682

(€ thousands)	At December 31, 2023	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At December 31, 2024
Fair value through profit or loss (FVPL)
Private equity	22,399	1,799	(2,439)	1,309	35	851	23,954
Private debt	10,106	801	(423)	(68)	(21)	—	10,395
Hedge funds	8,995	—	(20)	1,234	1	75	10,285
Real estate funds	12,146	369	(2,734)	(400)	78	254	9,713
Money market funds	2,093	15,966	(14,182)	26	119	(158)	3,864
Equity	1,141	1,986	—	77	—	—	3,204
Total FVPL	56,880	20,921	(19,798)	2,178	212	1,022	61,415

Fair value through other comprehensive income (FVOCI)
Fixed income	11,748	3,447	(8,875)	54	65	—	6,439
Floating income	16,692	1,508	(12,505)	124	(34)	—	5,785
Total FVOCI	28,440	4,955	(21,380)	178	31	—	12,224

Total securities	85,320	25,876	(41,178)	2,356	243	1,022	73,639

23. Other current assets
Other current assets amount to €118,473 thousand and €105,742 thousand at December 31, 2025 and 2024, respectively, and mainly relate to accrued income, deferred charges and indirect tax receivables.
24. Cash and cash equivalents
The following table presents a breakdown for cash and cash equivalents.

	At December 31,
(€ thousands)	2025	2024
Cash on hand	1,667	2,465
Bank balances	218,454	216,665
Total cash and cash equivalents	220,121	219,130
The Group may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends or capital distributions, or to repay debt or other liabilities. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at December 31, 2025 amounted to €27,668 thousand (€22,105 thousand at December 31, 2024).
25. Shareholders’ equity
Share capital and share premium
At December 31, 2025 and 2024 the fully paid up share capital of the Company was €9,154 thousand, consisting of 302,704,726 ordinary shares and 154,981,350 special voting shares A, all with a nominal value of €0.02.
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
If ordinary shares have been registered in the loyalty register for an uninterrupted period of two years in the name of the same shareholder, such shares become eligible to receive Special Voting Shares A of the Company. The relevant shareholder will receive one Special Voting Share A of the Company per eligible ordinary share. Each of the Company Special Voting Share A of the Company will automatically be converted into a Special Voting Share B of the Company after holding a number of ordinary shares for an uninterrupted period of five years following the registration of such ordinary shares in the loyalty register, and each Special Voting Share B of the Company will automatically be converted into a Special Voting Share C of the Company after holding a number of ordinary shares for an uninterrupted period of ten years following the registration of such ordinary shares in the loyalty register. Each class of the Company Special Voting Shares will entitle the relevant holders to the following number of votes, in addition to the voting rights attached to each ordinary share: each Special Voting Share A of the Company confers the right to cast one vote, each Special Voting Share B of the Company confers the right to cast four votes and each Special Voting Share C of the Company confers the right to cast nine votes in the Company’s General Meeting. Holders of the Company’s Special Voting Shares will not receive any dividends in respect of the Special Voting Shares; however, the Company maintains a separate dividend reserve (which is recorded within other reserves in equity) for each class of the Special Voting Shares for the sole purpose of the allocation of the mandatory minimum profits that accrue to the Special Voting Shares.
The following table summarizes the changes in the share capital, share premium and number of ordinary shares and special voting shares of the Company for the years ended December 31, 2025 and 2024:

	Share capital	Share premium	Outstanding ordinary shares	Ordinary shares held in treasury	Total ordinary shares	Special voting shares
	(€ thousand)		(# of shares)
At January 1, 2024	9,154	782,587	250,310,263	52,394,463	302,704,726	154,981,350
Ordinary shares delivered under share-based payments (1)	—	—	2,193,216	(2,193,216)	—	—
At December 31, 2024	9,154	782,587	252,503,479	50,201,247	302,704,726	154,981,350
Ordinary shares delivered under share-based payments (2)	—	—	1,615,889	(1,615,889)	—	—
Sale of treasury shares (3)	—	—	14,121,062	(14,121,062)	—	—
At December 31, 2025	9,154	782,587	268,240,430	34,464,296	302,704,726	154,981,350
______________________
(1)As a result of awards vesting under the Group’s equity incentive arrangements, 2,193,216 ordinary shares, which were previously held in treasury, were delivered to participants of the share-based payment plans in 2024, as further described below. All ordinary shares delivered to the Group’s Chairman and CEO refer to the Chairman and CEO that was in office during the year ended December 31, 2025.
(a)609,756 ordinary shares to the Senior Management Team to settle a portion of a bonus in ordinary shares equal to a value of $7,500 thousand as part of long-term equity incentives provided.
(b)588,000 ordinary shares to the Group’s Chairman and CEO under the CEO 2022-2024 long-term incentive plan in relation to the 2023 performance period.
(c)360,000 ordinary shares to the Group’s Chairman and CEO under the CEO IPO PSU plan.
(d)430,000 ordinary shares to the directors of the Group, key executives with strategic responsibilities and other employees of the Group under the Management IPO PSU plan.
(e)78,460 ordinary shares to the non-executive directors of the Group for a portion of their annual base remuneration for services provided in 2022.
(f)127,000 ordinary shares to the Senior Management Team (excluding the Group’s Chairman and CEO) under the 2023 RSU Plan in connection with the achievement of the service condition for the first installment.
(2)As a result of the vesting of awards of the Group’s equity incentive arrangements, 1,615,889 ordinary shares, which were previously held in treasury, were delivered to participants of the share-based payment plans in 2025, as further described below. All ordinary shares delivered to the Group’s Chairman and CEO refer to the Chairman and CEO that was in office during the year ended December 31, 2025.
(a)1,140,546 ordinary shares to the senior management and other employees of the Group in relation to the 2022-2024 PSUs;
(b)368,943 ordinary shares to the Group’s Chairman and CEO in relation to the CEO 2022-2024 PSUs;
(c)76,400 ordinary shares to the non-executive directors of the Group for a portion of their annual base remuneration for services provided in 2023.
(d)30,000 ordinary shares to the Senior Management Team (excluding the Group’s Chairman and CEO) under the 2023 RSU Plan in connection with the achievement of the service condition for the first installment.

For additional information relating to the equity incentive arrangements of the Group, see Note 37 — Share-based payments.
(3)On July 29, 2025, the Group announced a strategic partnership with Temasek, a global investment company headquartered in Singapore. As part of the transaction, the Company sold to Temasek 14,121,062 ordinary shares, which were previously held in treasury, at a price of $8.95 per share, as a result of which the Group received cash consideration of €107,216 thousand (net of transaction costs of €1.2 million). Following completion of the transaction, Temasek held a total of 26.8 million shares of the Company, equal to 10% of the Company’s then outstanding ordinary shares, including 12.7 million ordinary shares previously acquired by Temasek on the open market.
Legal reserves
Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity up to at least the total amount of the legal reserve, which at December 31, 2025 and December 31, 2024 amounted to €(28,845) thousand and €35,624 thousand, respectively, and included the following:
•legal reserves for subsidiaries consisting of earnings and other statutory reserves of subsidiaries and associates that are subject to restrictions on distributions to the Company for €19,343 thousand at December 31, 2025 (€18,974 thousand at December 31, 2024);
•a translation reserve for the translation differences arising from the consolidation of subsidiaries with a functional currency different from the Euro, amounting to €(54,302) thousand at December 31, 2025 (€21,282 thousand at December 31, 2024);
•a cash flow hedge reserve for the changes in the fair value of derivative financial instruments held by the Company designated as a hedge of the exposure to variability in currency exchange rate and interest rate risk, amounting to €3,593 thousand at December 31, 2025 (€(7,429) thousand at December 31, 2024);
•gains and losses on the remeasurement of defined benefit plans for actuarial gains and losses arising during the period which are offset against the related net defined benefit liabilities, amounting to €2,603 thousand at December 31, 2025 (€2,742 thousand at December 31, 2024);
•the financial assets at FVOCI reserve which arises from changes in the fair value of debt instruments held by the company under a hold to collect and sell business model, which will be reversed when the investment is derecognized or impaired, amounting to €(82) thousand at December 31, 2025 (€55 thousand at December 31, 2024).
Reserve for treasury shares
At December 31, 2025, the reserve for treasury shares amounted to €287,203 thousand (€418,345 thousand at December 31, 2024) and 34,464,296 ordinary shares were held in treasury (50,201,247 ordinary shares at December 31, 2024).

Other reserves
A breakdown of other reserves is presented below.

	At December 31,
(€ thousands)	2025	2024
Share-based payments reserve	73,331	85,183
Non-controlling interests options reserve	(114,247)	(114,247)
Other	(143,391)	(132,567)
Other reserves	(184,307)	(161,631)
The non-controlling interests options reserve includes a reduction of equity attributable to shareholders of the Company resulting from the initial recognition of the financial liabilities at fair value (which are subsequently remeasured at the end of each period through the statement of profit and loss) relating to the put options held by non-controlling interests in Thom Browne group for €92,788 thousand at December 31, 2025 and 2024 (originally recognized in 2018 and partially reclassified within other reserves in 2024 as a result of the first tranche of the put option being completely exercised) and Gruppo Dondi S.p.A. for €21,459 thousand at December 31, 2025 and 2024 (originally recognized in 2019). See Note 28 — Other non-current financial liabilities for additional details relating to the Group’s written put options on non-controlling interests.
Retained earnings
Retained earnings include the Group’s accumulated earnings, less dividends paid to equity holders and other changes, including the effects of the first-time adoption of IFRS Accounting Standards, which occurred on January 1, 2018.
At the annual general meeting of the shareholders of the Company held on June 26, 2025, the shareholders approved a dividend distribution of €0.12 per ordinary share, corresponding to a total dividend of €30,491 thousand. The dividend distribution was paid on July 29, 2025 and was made from the retained earnings reserve.
At the annual general meeting of the shareholders of the Company held on June 26, 2024, the shareholders approved a dividend distribution of €0.12 per ordinary share, corresponding to a total dividend of €30,321 thousand. The dividend distribution was paid on July 30, 2024 and was made from the retained earnings reserve.
At the annual general meeting of the shareholders of the Company held on June 27, 2023, the shareholders approved a dividend distribution of €0.10 per ordinary share, corresponding to a total dividend of €25,031 thousand. The dividend distribution was paid on July 28, 2023 and was made from the retained earnings reserve.

26. Non-controlling interests
The following tables show the financial information of consolidated companies not entirely controlled by the Group, as required by IFRS 12. The amounts disclosed for each subsidiary are before intercompany eliminations and at and for the years ended December 31, 2025 and 2024.

	At and for the year ended December 31, 2025
(Functional currency thousands)	Country	Group’s percentage interest	Non- controlling interest percentage	Functional currency	Total assets	Total equity	Net revenues	Net income / (loss)	Dividends paid to non- controlling shareholders
Company
Thom Browne group	U.S.A.	92%	8%	USD	379,849	217,373	303,872	(4,087)	—
Ermenegildo Zegna Vietnam LLC	Vietnam	90%	10%	VTD	67,737,716	37,744,003	45,801,577	6,946,495	—
Gruppo Dondi S.p.A.	Italy	65%	35%	EUR	41,346	25,901	39,167	3,247	(637)
E.Z. Thai Holding Ltd	Thailand	49%	51%	THB	11,610	(1,182)	—	(547)	—
Bonotto S.p.A.	Italy	60%	40%	EUR	24,773	12,343	23,244	1,285	(600)
Tessitura Ubertino S.r.l.	Italy	60%	40%	EUR	9,243	4,929	10,995	1,240	(600)
Cappellificio Cervo S.r.l.	Italy	51%	49%	EUR	2,530	1,216	4,445	196	(21)
Zegna South Asia Private LTD	India	51%	49%	INR	1,061,736	480,762	615,602	119,490	—
Zegna Gulf Trading LLC	UAE	49%	51%	AED	388,594	143,362	389,210	72,067	(21,462)
The Italian Fashion Co. LTD	Thailand	65%	35%	THB	198,191	61,452	310,819	31,243	—
Zegna for Retail of Readymade and Novelty Clothes W.L.L.	Kuwait	49%	51%	KWD	1,198	616	1,350	120	—
Zegna Consitex Arabia For Trading LLC	KSA	70%	30%	SAR	53,161	20,856	14,763	(4,454)	—
Zegna Doha Trading WLL	Doha	70%	30%	QAR	19,949	1,453	616	(547)	—

	At and for the year ended December 31, 2024
(Functional currency thousands)	Country	Group’s percentage interest	Non- controlling interest percentage	Functional currency	Total assets	Total equity	Net revenues	Net income / (loss)	Dividends paid to non- controlling shareholders
Company
Thom Browne group	U.S.A.	92%	8%	USD	355,531	207,277	340,753	16,891	—
Ermenegildo Zegna Vietnam LLC	Vietnam	90%	10%	VTD	42,148,803	31,181,882	42,659,395	4,158,974	—
Gruppo Dondi S.p.A.	Italy	65%	35%	EUR	39,485	24,486	42,139	3,674	(556)
E. Z. Thai Holding Ltd	Thailand	49%	51%	THB	11,914	(634)	—	(371)	—
Bonotto S.p.A.	Italy	60%	40%	EUR	25,146	12,513	24,993	2,695	(470)
Tessitura Ubertino S.r.l.	Italy	60%	40%	EUR	8,293	5,170	10,208	1,301	(400)
Cappellificio Cervo S.r.l.	Italy	51%	49%	EUR	2,552	1,058	4,002	148	(17)
Zegna South Asia Private LTD	India	51%	49%	INR	807,604	361,271	547,187	90,192	—
Zegna Gulf Trading LLC	UAE	49%	51%	AED	297,707	115,565	315,574	73,676	(17,885)
The Italian Fashion Co. LTD	Thailand	65%	35%	THB	257,950	29,800	300,398	31,632	—
Zegna for Retail of Readymade and Novelty Clothes W.L.L.	Kuwait	49%	51%	KWD	1,066	501	1,157	116	—
Zegna Consitex Arabia For Trading LLC	KSA	70%	30%	SAR	30,059	22,727	3,483	(3,293)	—

27. Borrowings
The following table provides a breakdown for non-current and current borrowings:

	2025			2024
(€ thousands)	Committed loans	Other borrowings	Total borrowings	Committed loans	Other borrowings	Total borrowings
At January 1,	323,563	50,004	373,567	316,956	85,666	402,622
Proceeds	49,937	—	49,937	209,720	50,000	259,720
Repayments	(128,734)	(50,004)	(178,738)	(205,119)	(85,662)	(290,781)
Other	1,423	—	1,423	2,006	—	2,006
At December 31,	246,189	—	246,189	323,563	50,004	373,567
Of which:
Non-current	162,123	—	162,123	196,401	—	196,401
Current	84,066	—	84,066	127,162	50,004	177,166
The repayment schedule for borrowings is summarized below:

(€ thousands)	At December 31, 2025	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond
Committed loans	246,189	84,066	98,686	58,735	4,702	—
Other borrowings	—	—	—	—	—	—
Total borrowings	246,189	84,066	98,686	58,735	4,702	—

(€ thousands)	At December 31, 2024	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond
Committed loans	323,563	127,162	83,682	99,263	8,754	4,702
Other borrowings	50,004	50,004	—	—	—	—
Total borrowings	373,567	177,166	83,682	99,263	8,754	4,702

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

The following tables provide details relating to the Group’s individual borrowings.

				At December 31, 2025
Borrower	Interest rate	Interest rate terms	Expiry date	Current	Non-current
				(€ thousands)
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.94%	January 2026	10,056	—
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.90%	April 2026	50,246	—
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.78%	December 2026	13,437	—
Ermenegildo Zegna N.V.	Variable	IRS + 0.90%	June 2027	515	49,975
Ermenegildo Zegna N.V.	Variable	IRS + 0.88%	June 2027	46	30,000
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.85%	August 2027	—	10,000
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.90%	June 2028	—	9,993
Ermenegildo Zegna N.V.	Fixed	0.75%	September 2028	4,018	8,074
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.94%	December 2028	10	39,966
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.82%	November 2029	4,748	14,106
Other borrowing facilities	Fixed	1.85% - 2.95%	Up to 2027	990	9
	Variable (1)	2.01%
Total				84,066	162,123
of which fixed				4,693	8,083
of which variable				79,373	154,040
______________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

				At December 31, 2024
Borrower	Interest rate	Interest rate terms	Expiry date	Current	Non-current
				(€ thousands)
Ermenegildo Zegna N.V.	Variable	Euribor 1m	January 2025	35,030	—
Ermenegildo Zegna N.V.	Variable	Euribor 1m	January 2025	15,025	—
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.80%	February 2025	40,172	—
Ermenegildo Zegna N.V.	Variable	Euribor 1m + 0.94%	May 2025	1,450	—
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.97%	December 2025	40,002	—
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.94%	January 2026	77	10,000
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.90%	April 2026	275	49,977
Ermenegildo Zegna N.V.	Variable	Euribor 6m + 0.77%	December 2026	6,533	13,483
Ermenegildo Zegna N.V.	Variable	IRS + 0.90%	June 2027	790	49,925
Ermenegildo Zegna N.V.	Variable	IRS + 0.88%	June 2027	53	30,000
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.85%	August 2027	—	10,000
Ermenegildo Zegna N.V.	Fixed	0.74%	September 2028	3,998	12,068
Ermenegildo Zegna N.V.	Variable	Euribor 3m + 0.82%	November 2029	1,238	18,808
Co.Ti Service S.A.	Fixed	0.75%	February 2025	20,000	—
Co.Ti Service S.A.	Fixed	0.75%	April 2025	10,000	—
Other borrowing facilities	Fixed	1.63% - 2.32%	Up to 2027	2,523	2,140
	Variable (1)	1.43% - 3.90%
Total				177,166	196,401
of which fixed				35,014	12,752
of which variable				142,152	183,649
______________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

At December 31, 2025, the Group has committed revolving lines amounting to an aggregate of €335 million with a maturity ranging between 3 to 5 years (€335 million at December 31, 2024 with a maturity ranging between 4 to 6 years). The lines were undrawn at December 31, 2025 (€40 million at December 31, 2024). Certain of these committed revolving lines have interest rates linked to the following two important Environment, Social and Governance (“ESG”) targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026, and (ii) 100% of the electricity is from renewable sources in Europe and the United States by 2024, a target that was achieved by the Group. As these lines were undrawn, the achievement of the target had a limited impact on interest rates. These lines amounted to €190 million at December 31, 2025 and 2024 and were undrawn.
28. Other non-current financial liabilities
The following table provides a breakdown for other non-current financial liabilities:

	At December 31,
(€ thousands)	2025	2024
Written put options on non-controlling interests	105,632	146,338
of which Thom Browne option	90,295	127,072
of which Dondi option	15,337	19,266
Other	—	110
Other non-current financial liabilities	105,632	146,448
Written put options on non-controlling interests

Thom Browne
The Group is party to an option agreement which provides Mr. Thom Browne a put option giving him the right to sell to the Group his remaining 8% interest in the Thom Browne group not owned by the Group, in two remaining tranches. The exercise price of the option is established as the EBITDA of the Thom Browne group (as contractually defined) recorded in 2028 and 2030, multiplied by a given multiple (“TB Exercise Formula”). The financial liability arising from the obligation of the Group to purchase the non-controlling interest in the Thom Browne group is measured at the present value of the expected exercise amount, calculated through the TB Exercise Formula as per projections contained in the latest business plan, which cover the period from 2026 to 2028. The liability, which originally related to a 15% non-controlling interest, was initially recognized against equity for €162,066 thousand and it is remeasured at each reporting date in profit or loss based on the latest available information. In June 2021, the Group purchased an additional 5% of the Thom Browne group for a total consideration of €30,653 thousand, reducing the non-controlling interest to 10%.
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
At December 31, 2025, the put option liability (which relates to two tranches representing 5% and 3% of the non-controlling interests that are based on the 2028 and 2030 EBITDA of the Thom Browne group, respectively) amounted to €90,295 thousand and was classified as non-current (€127,072 thousand at December 31, 2024).
Dondi
The Group is party to an option agreement which provides the Dondi family with a put option giving them the right to sell to the Group the Dondi family’s remaining 35% interest in Dondi not owned by the Group, in two tranches in 2029 and 2034. The exercise price of the option is established as the EBITDA of Dondi at the exercise date, less its net indebtedness, multiplied by a given multiple less a given discount (“Dondi Exercise Formula”). The financial liability arising from the obligation is measured at the present value of the expected exercise amount, calculated through the Dondi Exercise Formula as per projections contained in the approved Business Plan. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. The liability related to this written put option at December 31, 2025 amounted to €15,337 thousand and was classified as non-current (€19,266 thousand at December 31, 2024).

29. Lease liabilities
The following table provides a breakdown for lease liabilities.

(€ thousands)	2025	2024
At January 1,	661,685	593,725
Interest expense	26,996	23,659
Repayment of lease liabilities (including interest expense)	(174,667)	(167,208)
Business combinations	649	—
Additions due to new leases and store renewals	285,444	195,955
Decrease of lease liabilities due to store closures	(16,969)	(7,867)
Translation differences	(51,549)	23,421
At December 31,	731,589	661,685
Of which:
Non-current	590,652	518,728
Current	140,937	142,957

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.
The following table summarizes the lease liabilities by maturity date:

(€ thousands)	At December 31,	Year 1	Year 2	Year 3	Year 4	Beyond
2025	731,589	140,937	122,545	105,798	92,262	270,047
2024	661,685	142,957	114,935	100,484	78,023	225,286
For information relating to the contractual cash flows of the Group’s lease agreements, see Note 35 — Qualitative and quantitative information on financial risks—Liquidity risks.
30. Provisions for risks and charges
The provisions for risks and charges, which amount to €43,795 thousand in 2025 (€40,342 thousand in 2024), represent management’s best estimate of the amount of potential liabilities. In the Directors’ opinion, based on the information available to them, the total amount allocated for risks and charges at the reporting date is adequate in respect of the liabilities that could arise from the underlying circumstances.

The following tables show the movement of the provision for risks and charges in 2025:

(€ thousands)	Legal and fiscal risks	Leased store restoration	Refund liability returns	Other provisions	Total provisions
At January 1, 2025	702	18,576	14,046	7,018	40,342
of which current	650	2,096	14,046	—	16,792
of which non-current	52	16,480	—	7,018	23,550
Provisions	96	347	5,981	192	6,616
Additions related to new leases	—	10,613	—	—	10,613
Releases	(43)	—	(491)	(1,544)	(2,078)
Utilizations	(7)	(4,846)	(4,587)	(367)	(9,807)
Exchange differences	(81)	(1,457)	(830)	(201)	(2,569)
Business Combination	—	31	—	—	31
Financial charges	—	394	—	—	394
Reclassifications and other	(18)	—	61	210	253
At December 31, 2025	649	23,658	14,180	5,308	43,795
of which current	552	5,709	14,180	2,657	23,098
of which non-current	97	17,949	—	2,651	20,697
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
31. Employee benefits
The following table presents a breakdown of employee benefits.

	At December 31,
(€ thousands)	2025	2024
Italian leaving indemnities (TFR)	9,563	10,224
Other leaving indemnities	11,660	11,727
Post-employment benefits	7,046	7,866
Other long-term employee benefits	937	953
Termination benefits	894	783
Total defined benefit obligations	30,100	31,553
Other long-term payables to employees	—	3,392
Total employee benefits	30,100	34,945

Defined benefit obligations
The following table presents the changes in defined benefit obligations.

(€ thousands)	2025	2024
At January 1,	31,553	29,645
Changes through statement of profit and loss	5,109	6,631
- of which: Service cost	4,241	5,518
-of which: Financial charges	868	1,113
Changes through statement of comprehensive income and loss	(1,237)	(400)
- of which: Actuarial loss/(gain)	41	(668)
- of which: Translation differences	(1,278)	268
Benefits paid	(5,325)	(5,254)
Business Combination	—	931
At December 31,	30,100	31,553
Italian leaving indemnities relate to the Italian employee severance indemnity (“TFR,”) obligation required under Italian Law and other leaving indemnities primarily relate to leaving indemnities relating to the Group’s subsidiaries in Spain and China.
The following table summarizes the main financial assumptions used in determining the present value of the TFR and other leaving indemnities.

	At December 31, 2025			At December 31, 2024
	Italy	Spain	China	Italy	Spain	China
Discount rate	2.90% / 3.60%	3.20% / 3.40%	1.80% / 1.90%	2.70% / 3.20%	3.00% / 3.20%	2.00% / 2.10%
Inflation rate	1.70% / 2.00%	2.00%	1.50% / 6.50%	1.80% / 2.00%	2.00%	1.50% / 9.00%
Turn-over rate	1.00% / 10.00%	4.50% / 5.00%	2.00% / 7.00%	1.00% / 10.00%	4.00% / 5.00%	2.00% / 4.50%
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

	At December 31, 2025				At December 31, 2024
	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
(€ thousands)	Employee benefit obligations		Service costs		Employee benefit obligations		Service costs
Discount rate	(757)	807	(117)	125	(855)	916	(141)	153
Inflation rate	687	(652)	115	(108)	805	(762)	147	(137)
Turn-over rate	2,314	(4,037)	345	(655)	2,684	(4,075)	469	(735)
The average duration of the defined benefit obligations for the Italian TFR at the end of the reporting period was 7.2 years (2024: 7.9 years), for leaving indemnities in China was 8.5 years (2024: 9.7 years) and for leaving indemnities in Spain was 7.4 years (2024: 10.2 years).
Post-employment benefits at December 31, 2025 and 2024 primarily relate to the Group’s Chairman and CEO.

32. Trade payables and customer advances
The following table presents a breakdown for trade payables and customer advances.

	At December 31,
(€ thousands)	2025	2024
Trade payables	256,130	248,605
Customer advances	70,115	61,166
Total trade payables including customer advances	326,245	309,771
33. Other current liabilities
The following table presents a breakdown for other current and non-current liabilities.

	At December 31,
(€ thousands)	2025	2024
Due to employees	53,980	52,177
VAT and other taxes	31,367	31,228
Accrued expenses	27,593	36,432
Social security institutions	12,197	14,202
Deferred income	7,957	8,107
Other current liabilities	11,614	16,526
Total other current liabilities	144,708	158,672
Amounts due to employees include deferred compensation, accrued and untaken leave and related social contributions. At December 31, 2025, €4,495 thousand related to bonuses earned by key management and was classified as current (€4,912 thousand at December 31, 2024, all of which was classified as current).
Accrued expenses primarily include payroll accruals and rental expenses.
During 2025, the Group paid the remaining deferred consideration relating to the acquisition of the Thom Browne business in South Korea, in two installments in January and July, for €4,673 thousand and €4,413 thousand, respectively. At December 31, 2024, the liability relating to the deferred consideration amounted to €9,066 thousand and was presented in other current liabilities. For additional information, see Note 39 — Business combinations.
34. Fair value measurement
The reported amount of derivative instruments, whether assets or liabilities, reflects their fair value at the reporting date.
The carrying amount of cash and cash equivalents, financial assets and trade receivables, as adjusted for impairment where necessary as required by IFRS 9, approximates their estimated realizable value and their fair value. Lease liabilities are measured at their present value, while all of the other financial liabilities recorded at amortized cost approximate fair value.
For units in investment funds sensitivity has not been calculated as the valuation is made on the basis of the latest available net asset value (NAV).

Categories of financial assets and liabilities according to IFRS 7
The following table provides a breakdown for financial assets by category at December 31, 2025.

	At December 31, 2025
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	7,055	—	7,055	21	—	7,055	—
Cash and cash equivalents	—	—	220,121	220,121	24	—	220,121	—
Trade receivables	—	—	227,087	227,087	20	—	227,087	—
Other non-current financial assets	4,886	—	33,610	38,496	18	—	34,073	4,423
Other current financial assets	68,635	7,047	1,750	77,432	22	10,309	12,747	54,376
Financial assets	73,521	14,102	482,568	570,191		10,309	501,083	58,799

The following table provides an additional breakdown for other current financial assets at December 31, 2025.

	At December 31, 2025
	Other current financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Private equity	21,565	—	—	21,565	—	—	21,565
Private debt	11,720	—	—	11,720	—	284	11,436
Hedge funds	11,370	—	—	11,370	—	—	11,370
Real estate funds	10,005	—	—	10,005	—	—	10,005
Money market funds and floating income	10,713	3,151	—	13,864	3,151	10,713	—
Fixed income	—	3,896	—	3,896	3,896	—	—
Guarantee deposits	—	—	1,492	1,492	—	1,492	—
Equity	3,262	—	—	3,262	3,262	—	—
Financial receivables	—	—	258	258	—	258	—
Total other current financial assets	68,635	7,047	1,750	77,432	10,309	12,747	54,376

The following table presents the changes in level 3 items for the years ended December 31, 2025 and 2024.

(€ thousands)	Fair value Level 3
	2025	2024
At January 1	59,356	57,131
Investments	5,297	2,969
Disposals	(6,831)	(5,617)
Fair value adjustments	2,994	3,598
Realized gains	155	94
Exchange rate (losses)/gains	(2,172)	1,181
At December 31	58,799	59,356
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

The following table provides an additional breakdown for other current financial assets at December 31, 2024.

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
The following tables provide a breakdown for financial liabilities by category.

	At December 31, 2025
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	4,576	—	4,576	21	—	4,576	—
Non-current borrowings	—	—	162,123	162,123	27	—	162,123	—
Current borrowings	—	—	84,066	84,066	27	—	84,066	—
Other non-current financial liabilities	105,632	—	—	105,632	28	—	105,632	—
Trade payables and customer advances	—	—	326,245	326,245	32	—	326,245	—
Lease liabilities – Current / Non-current	—	—	731,589	731,589	29	—	—	731,589
Financial liabilities	105,632	4,576	1,304,023	1,414,231		—	682,642	731,589

	At December 31, 2024
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	15,138	—	15,138	21	—	15,138	—
Non-current borrowings	—	—	196,401	196,401	27	—	196,401	—
Current borrowings	—	—	177,166	177,166	27	—	177,166	—
Other non-current financial liabilities	146,338	—	110	146,448	28	—	146,338	110
Trade payables and customer advances	—	—	309,771	309,771	32	—	309,771	—
Lease liabilities – Current / Non-current	—	—	661,685	661,685	29	—	—	661,685
Financial liabilities	146,338	15,138	1,345,133	1,506,609		—	844,814	661,795

35. Qualitative and quantitative information on financial risks
The Group is exposed to several financial risks connected with its operations:
•financial market risk, primarily related to foreign currency exchange rates, interest rates and commodity prices;
•liquidity risk relating to the availability of funds and access to credit, if required, and to financial instruments in general, and
•credit risk relating to counterparties failing to repay amounts owed or meet contractual obligations.
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
Foreign currency risk
The Group operates in numerous markets worldwide and is exposed to market risks stemming from fluctuations in currency exchange rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of the Group’s sourcing and manufacturing activities from those in its commercial activities, as a result of which its cash flows from sales are denominated in currencies different from those related to purchases or production activities. In particular, the Group incurs a large portion of its capital and operating expenses in Euro (which is the Group’s functional and presentation currency) while it receives the majority of its revenues in currencies other than Euro (mainly in Chinese Renminbi, U.S. Dollars, Japanese Yen, United Arab Emirates Dirham and British Pound). Risk management is mainly centralized at the Group’s distribution companies. Goods transferred for consideration to associates are settled directly in the currency of the country where they operate and sell (with the exception of countries where local currency cannot be delivered outside the country). This creates the risk that the corresponding value in Euro of revenues at the moment of collection is insufficient to cover production costs or to achieve the desired profit margin. This risk is heightened during the period between the moment when the sale prices of a collection are set and the moment when revenues are converted into Euro, which may extend up to 18 months. For the Zegna and the Tom Ford Fashion segments, the Group manages risks associated with fluctuations in currency through financial hedging instruments, mainly forward contracts for the net sale of foreign currencies, in order to establish the conversion rate in advance, or a predefined range of conversion rates at future dates. In recent years, the Group has also implemented similar hedging policies in the Thom Browne segment and since July 2025 it is fully aligned to the other segments. For the years ended December 31, 2025, 2024 and 2023, the Group covered its exchange rate risk primarily with currency forward exchange contracts. To this end, before the preparation of the price list and based on market expectations and conditions, the Group arranges hedges that cannot exceed 50% - 60% of forecast sales in foreign currencies. In the period following the preparation of the price list, the total outstanding hedge is adjusted on the basis of market conditions and of the orders effectively managed and entered into production.

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

	At December 31, 2025			At December 31, 2024
(€ thousands, except basis points)	Receivables and payables	+500 bps	-500 bps	Receivables and payables	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	(14,965)	713	(788)	121,093	(5,766)	6,373
CAD	12,614	(601)	664	—	—	—
JPY	22,279	(1,061)	1,172	16,506	(786)	869
CNY	77,766	(3,703)	4,093	113,604	(5,410)	5,979
HKD	24,115	(1,148)	1,269	29,115	(1,386)	1,532
GBP	10,802	(514)	569	7,516	(358)	396
SGD	16,846	(802)	887	14,279	(680)	752
CHF	(16,975)	808	(893)	(15,994)	762	(842)
KRW	45,800	(2,181)	2,410	40,492	(1,928)	2,131
Total	178,282	(8,489)	9,383	326,611	(15,552)	17,190

The following table presents the potential impact on profit before tax of a hypothetical change of +/- 500 bps in year-end exchange-rates, applied to the Group’s hedged positions on the main currencies to which the Group is exposed.

	At December 31, 2025			At December 31, 2024
(€ thousands, except basis points)	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	(66,449)	(3,164)	3,497	99,801	4,752	(5,253)
CAD	7,195	343	380	—	—	—
JPY	27,275	1,299	(1,436)	16,428	782	(865)
CNY	88,046	4,193	(4,634)	98,343	4,683	(5,176)
HKD	12,247	583	(645)	18,493	881	(973)
GBP	3,513	167	(185)	10,223	487	(538)
SGD	17,629	839	(928)	14,888	709	(784)
KRW	24,692	1,176	(1,299)	19,189	914	(1,010)
Total	114,148	5,436	(5,250)	277,365	13,208	(14,599)

The following table presents the potential change in equity gross of tax of a hypothetical change of +/- 500 bps in year-end exchange-rates, applied to the Group’s foreign currency hedging instruments on highly probable transactions.

	At December 31, 2025			At December 31, 2024
(€ thousands, except basis points)	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on hedge reserve			Impact on hedge reserve
USD	43,124	2,054	(2,270)	139,582	6,647	(7,346)
CAD	8,624	411	(454)	—	—	—
JPY	10,332	491	(544)	20,469	975	(1,077)
CNY	172,390	8,209	(9,073)	160,344	7,635	(8,439)
HKD	10,078	480	(530)	17,697	843	(931)
GBP	12,512	596	(659)	27,941	1,331	(1,471)
SGD	4,845	231	(255)	8,114	386	(427)
KRW	—	—	—	3,150	150	(166)
Total	261,905	12,472	(13,785)	377,297	17,967	(19,857)
The following table presents the potential impact on profit before tax of a hypothetical change of +/- 500 bps in the EUR/USD year-end exchange-rate, applied to the Thom Browne put option in U.S. Dollars on non-controlling interests (recorded within other non-current financial liabilities).

	At December 31, 2025			At December 31, 2024
(€ thousands, except basis points)	Notional amount	+500 bps	-500 bps	Notional amount	+500 bps	-500 bps
Currency		Impact on profit before tax			Impact on profit before tax
USD	(90,295)	4,300	(4,752)	(127,072)	6,051	(6,688)
Total	(90,295)	4,300	(4,752)	(127,072)	6,051	(6,688)
Interest rate risk
Overall exposure to interest rate risk is monitored at the Group level through coordinated management of debt and available liquidity and of the relevant due dates. The Group’s principal sources of exposure to interest rate risk derive from loans and revolving credit lines at variable rates. At December 31, 2025, the notional value of interest rate swap derivatives to hedge the risk of a potential increase in the cost of servicing of financial debt due to fluctuations in market rates was €81,295 thousand (€82,631 thousand at December 31, 2024) with a negative fair value of €199 thousand (negative fair value of €324 thousand at December 31, 2024). The short-term portion of bank debt, used mainly to finance working capital needs, is not covered by interest rate hedges. The cost of bank debt is equal to Euribor for the period plus a spread that depends on the type of credit facility used.
For the year ended December 31, 2025 a hypothetical 20% increase in short-term interest rates on such floating rate non-current financial liabilities, with all other variables held constant, would have resulted in financial expenses, on an annual basis, of approximately €5,200 thousand (€10,092 thousand for the year ended December 31, 2024). For the year ended December 31, 2025 a hypothetical 20% decrease in short-term interest rates on such floating rate non-current financial liabilities, with all other variables held constant, would have resulted in financial expenses, on an annual basis, of approximately €3,920 thousand (€7,288 thousand for the year ended December 31, 2024).
The following table presents the sensitivity on floating rate borrowings not covered by interest rate swaps.

At December 31, 2025
Amount	Total interest rate (*)	Interest expense	-20%	Impact on profit before tax	+20%	Impact on profit before tax
(€ thousands, except percentages)
50,000	3.000%	1,500	2.580%	1,290	3.420%	1,710
18,824	2.890%	544	2.476%	466	3.304%	622
13,426	2.990%	401	2.547%	342	3.427%	460
40,000	3.080%	1,230	2.649%	1,060	3.503%	1,401
10,000	2.960%	296	2.558%	256	3.364%	336
10,000	2.880%	288	2.472%	247	3.284%	328
10,000	2.940%	294	2.529%	253	3.343%	334
163	4.130%	7	3.703%	6	4.549%	7
152,413		4,560		3,920		5,200
______________________
*The overall rate indicated is compounded of the fixed spread plus the variable rate (+-20% is on the variable rate).

At December 31, 2024
Amount	Total interest rate (*)	Interest expense	-20%	Impact on profit before tax	+20%	Impact on profit before tax
(€ thousands, except percentages)
50,000	3.854%	1,927	3.263%	1,632	4.445%	2,223
1,452	3.822%	55	3.245%	47	4.399%	64
20,000	3.732%	746	3.150%	630	4.314%	863
20,000	3.460%	692	2.922%	584	3.998%	800
40,000	3.612%	1,445	3.085%	1,234	4.139%	1,656
10,000	4.271%	427	3.606%	361	4.936%	494
10,000	4.222%	422	3.548%	355	4.896%	490
370	4.433%	16	3.891%	14	4.975%	18
15,000	2.840%	426	2.272%	341	3.408%	511
35,000	2.840%	994	2.272%	795	3.408%	1,193
40,000	3.846%	1,538	3.237%	1,295	4.455%	1,782
241,822		8,690		7,288		10,092
______________________
*The overall rate indicated is compounded of the fixed spread plus the variable rate (+-20% is on the variable rate).

The following table presents the sensitivity of a hypothetical change of +/- 100 bps in year-end cost of debt rate for written put option on non-controlling interests:

	At December 31, 2025			At December 31, 2024
(€ thousands, except basis points)	Notional amount	+100 bps	-100 bps	Notional amount	+100 bps	-100 bps
		Impact on profit before tax			Impact on profit before tax
Thom Browne	(90,295)	3,471	(3,654)	(127,072)	6,043	(6,419)
Dondi	(15,337)	860	(930)	(19,266)	1,261	(1,375)
Total	(105,632)	4,331	(4,584)	(146,338)	7,304	(7,794)
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

The following tables summarize the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities:

	Contractual cash flows at December 31, 2025
(€ thousands)	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Beyond 3 years	Total contractual cash flows	Carrying amount at December 31, 2025
Derivative financial instruments	4,315	261	—	—	4,576	4,576
Trade payables and customer advances	326,245	—	—	—	326,245	326,245
Borrowings	89,717	102,005	60,305	4,769	256,796	246,189
Lease liabilities	166,666	143,825	122,889	402,856	836,236	731,589
Other current and non-current financial liabilities	—	—	—	105,632	105,632	105,632
Total	586,943	246,091	183,194	513,257	1,529,485	1,414,231

	Contractual cash flows at December 31, 2024
(€ thousands)	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Beyond 3 years	Total contractual cash flows	Carrying amount at December 31, 2024
Derivative financial instruments	14,699	—	439	—	15,138	15,138
Trade payables and customer advances	309,771	—	—	—	309,771	309,771
Borrowings	186,029	88,347	101,273	13,824	389,473	373,567
Lease liabilities	165,596	132,995	114,623	336,032	749,246	661,685
Other current and non-current financial liabilities	—	—	—	146,447	146,447	146,448
Total	676,095	221,342	216,335	496,303	1,610,075	1,506,609

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

With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers, as well as through insurance agreements. The following table provides the aging of trade receivables:

(€ thousands)	Not yet due	0-120 days overdue	121-180 days overdue	>180 days overdue	Total
Trade receivables, gross	186,695	36,249	9,666	17,529	250,139
Loss allowance	(3,777)	(8,827)	(2,050)	(8,398)	(23,052)
Total trade receivables at December 31, 2025	182,918	27,422	7,616	9,131	227,087
Trade receivables, gross	180,176	60,283	6,231	16,690	263,380
Loss allowance	31	(1,503)	(771)	(12,347)	(14,590)
Total trade receivables at December 31, 2024	180,207	58,780	5,460	4,343	248,790

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
•The purchase of finished products from Norda Run Inc. and Luigi Fedeli e Figlio S.r.l.
•A supply agreement with TFI and its subsidiaries (the “TFI Group”), prior to the completion of the TFI Acquisition in April 2023, following which TFI Group is part of the Ermenegildo Zegna Group and is no longer a related party that requires separate disclosure.
Transactions with Monterubello and companies controlled by Monterubello or its shareholders, the Company’s directors or the Senior Management Team
•The purchase of raw materials (primarily wool) from Gruppo Schneider S.p.A and its subsidiaries (the “Schneider Group”).
•The purchase of industrial services (primarily finishing of fabrics), from Finissaggio e Tintoria Ferraris S.p.A.
•The purchase of industrial services from Pettinatura di Verrone S.r.l.
•The rental of properties from EZ Real Estate S.p.A. (“EZ Real Estate”) or its subsidiaries under lease agreements.
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
•Put contracts entered into with Mr. Thom Browne as part of the Group’s investments in Thom Browne whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling interests in Thom Browne. For additional information relating to the Thom Browne put option, see Note 28 — Other non-current financial liabilities.
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

The following table summarizes transactions with related parties for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,
	2025						2024						2023
(€ thousands)	Revenues	Cost of sales	Selling, general and administrative expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange gains/(losses)	Revenues	Cost of sales	Selling, general and administrative expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange gains/(losses)	Revenues	Cost of sales	Selling, general and administrative expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange gains/(losses)
Associates
TFI Group(1)(2)	—	—	—	—	—	—	—	—	—	—	—	—	3,233	288	740	—	(7)	—
Filati Biagioli Modesto S.p.A.	—	4,016	20	—	—	—	—	5,782	65	—	—	—	5	4,782	141	—	96	—
Norda Run Inc.	—	—	1	—	—	(1)	—	138	(4)	—	—	—	—	2,072	122	—	—	(14)
Luigi Fedeli e Figlio S.r.l.	15	—	—	—	—	—	62	547	4	—	(5)	—	86	85	—	—	—	—
Total associates	15	4,016	21	—	—	(1)	62	6,467	65	—	(5)	—	3,324	7,227	1,003	—	89	(14)
Companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team
EZ Real Estate	14	2,618	3,871	2,040	(691)	—	14	2,534	4,187	2,106	(744)	—	4	2,580	4,100	2,072	(545)	—
Schneider Group	—	8,979	73	—	—	15	6	13,398	(1)	—	—	—	25	14,209	14	—	—	—
Alan Real Estate S.A.	—	1,765	3,492	—	(1,627)	11	—	1,730	3,160	—	(1,708)	—	—	1,650	3,100	—	(310)	(8)
Agnona S.r.l.	206	42	275	57	—	(3)	70	55	261	67	(1)	—	64	35	210	32	(1)	(1)
Other companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team(2)	150	5,127	593	14	1	3	341	5,632	1,311	39	4	—	195	5,827	614	6	3	—
Other related parties connected to directors and shareholders
UBS Group AG	—	—	1,273	—	419	(971)	—	—	559	—	(1,519)	(1,746)	—	—	3,108	—	(1,522)	350
Other	—	—	2,628	—	—	—	—	—	2,754	—	—	—	—	—	3,038	—	—	—
Total transactions with related parties	385	22,547	12,226	2,111	(1,898)	(946)	493	29,816	12,296	2,212	(3,973)	(1,746)	3,612	31,528	15,187	2,110	(2,286)	327
Total for the Group	1,916,947	622,910	1,033,871	120,686	(8,962)	9,000	1,946,647	650,087	1,008,324	121,384	(25,967)	(11,338)	1,904,549	680,235	901,364	114,802	(30,839)	(5,262)
______________________
(1)Costs with TFI Group include royalties prior to the completion of the TFI Acquisition amounting to €181 thousand for the year ended December 31, 2023.
(2)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A. and Pettinatura di Verrone S.r.l.

The following table summarizes assets and liabilities with related parties at December 31, 2025 and 2024.

	At December 31,
	2025				2024
(€ thousands)	Non-current assets	Current assets	Non-current liabilities	Current liabilities	Non-current assets	Current assets	Non-current liabilities	Current liabilities
Associates
Filati Biagioli Modesto S.p.A.	—	91	—	617	—	14	—	780
Luigi Fedeli e Figlio S.r.l.	—	—	—	—	—	—	—	64
Norda Run Inc.	—	—	—	—	—	—	—	—
Total associates	—	91	—	617	—	14	—	844
Monterubello and Companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team
EZ Real Estate	34,723	619	28,577	7,036	39,222	81	33,284	8,955
Alan Real Estate S.A.	35,830	—	32,106	5,410	37,357	—	33,332	5,153
Schneider Group	—	3	—	2,508	—	211	—	2,319
Agnona S.r.l.	—	96	—	132	—	33	—	125
Other companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team(1)	329	114	—	1,441	179	280	—	1,944
Other related parties connected to directors and shareholders
UBS Group AG	1,616	10,185	667	2,489	2,542	52,788	1,756	23,254
Other	—	—	—	754	—	—	—	599
Total transactions with related parties	72,498	11,108	61,350	20,387	79,300	53,407	68,372	43,193
Total for the Group	1,644,495	1,190,213	985,235	750,392	1,627,811	1,206,162	998,201	852,885
______________________
(1)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A. and Pettinatura di Verrone S.r.l.

The following table summarizes remuneration of and outstanding balances with the directors of the Group and key executives with strategic responsibilities:

	Key Management Personnel				Outstanding Balance
(€ thousands)	Short-term employee benefits(1)	Post- employment benefits	Other long-term benefits	Share-based payments	Employee benefits	Other current and non-current financial liabilities(2)	Other current liabilities
2025	17,871	1,093	(3,175)	1,286	3,749	90,295	4,495
2024	15,849	1,986	3,392	4,058	7,074	127,072	4,912
2023	17,516	3,047	9,110	14,251	4,346	138,558	43,034
______________________
(1)Includes corporate bodies fees, consultancy fees and personnel compensation. 2025 also includes €2,609 thousand arising from changes in senior management during the year.
(2)Primarily relates to liabilities on put contracts entered into as part of the Group’s investment in Thom Browne.

37. Share-based payments

The Group has several equity incentive arrangements under which share-based payments have been awarded to the Group’s Chairman and CEO in office during the years ended December 31, 2025, 2024 and 2023, the Senior Management Team and other employees of the Group, as well as to non-executive directors. The equity incentives primarily consist of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one ordinary share of the Company, as further described below.
The following table presents the share-based compensation expense recognized by the Group for the years ended December 31, 2025, 2024 and 2023.

		At December 31,
(€ thousands)		2025	2024	2023
Group’s Chairman and CEO
CEO 2025-2027 PSUs	(a)	766	—	—
CEO 2022-2024 PSUs	(b)	—	(452)	4,266
CEO IPO PSUs	(c)	—	—	840
Management
2025-2027 PSUs	(d)	1,961	—	—
2024-2026 PSUs	(e)	383	557	—
2022-2024 PSUs	(f)	—	3,332	4,062
2025-2028 RSUs	(g)	219	—	—
2023 RSUs	(h)	283	1,458	499
2022-2025 RSUs	(i)	1,408	1,216	1,456
Management IPO PSUs	(j)	—	—	1,300
Non-executive Directors
Non-Executive Directors’ Remuneration in Shares	(k)	813	759	795
Other share-based payments	(l)	(1,416)	1,602	6,562
Total		4,417	8,472	19,780

The following table summarizes the changes in the number of outstanding awards under the Group’s equity incentive arrangements at December 31 of the years presented.

	Group’s Chairman and CEO			Management
				PSUs			RSUs			IPO
	2025-2027 PSUs	2022-2024 PSUs	IPO PSUs	2025-2027 PSUs	2024-2026 PSUs	2022-2024 PSUs	2025-2028 RSUs	2023 RSUs	2022-2025 RSUs	Management IPO PSUs
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
2022	—	2,520,000	600,000	—	—	1,366,050	—	—	585,450	880,000
Granted	—	—	—	—	—	114,800	—	170,000	49,200	—
Forfeited	—	(252,000)	—	—	—	—	—	—	—	—
Vested(1)	—	(588,000)	(600,000)	—	—	—	—	—	—	(880,000)
2023	—	1,680,000	—	—	—	1,480,850	—	170,000	634,650	—
Granted	—	—	—	—	518,350	—	—	17,000	—	—
Forfeited	—	(252,000)	—	—	(21,450)	(95,200)	—	—	(54,600)	—
Vested(1)	—	(588,000)	—	—	—	—	—	(127,000)	—	—
2024	—	840,000	—	—	496,900	1,385,650	—	60,000	580,050	—
Granted	744,416	—	—	1,290,000	—	—	259,845	—	—	—
Forfeited	—	(471,057)	—	(12,188)	(87,967)	(245,104)	—	—	(2,712)	—
Vested(1)	—	(368,943)	—	—	—	(1,140,546)	—	(30,000)	—	—
2025	744,416	—	—	1,277,812	408,933	—	259,845	30,000	577,338	—
______________________
(1)The shares delivered or to be delivered as a result of vesting of the awards have been or are expected to be provided from treasury shares held by the Company.

The following table summarizes the fair value for accounting purposes of the share-based payment awards at the respective grant dates and the key valuation assumptions used.

	Group’s Chairman and CEO			Management
				PSUs			RSUs			IPO
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	2025-2027 PSUs	2022-2024 PSUs	IPO PSUs	2025-2027 PSUs	2024-2026 PSUs	2022-2024 PSUs	2025-2028 RSUs	2023 RSUs	2022-2025 RSUs	Management IPO PSUs
Fair value	€4.08 - €5.69	€7.43 - €9.13	€5.77 - €6.93	€4.87 - €7.09	€3.04 - €6.79	€8.68 - €11.52	€7.98 - €8.42	€10.25 - €12.95	€8.62 - €11.40	€6.18 - €7.35

Grant date share price	€6.03	€7.43 - €9.13	$10.48	€7.47	$7.67	$9.71 - $12.68	€8.35 - €8.55	€10.30 - €12.95	$9.71 - $12.68	$10.48
Expected volatility(1)	44.98%	30.00% - 40.00%	30.00%	45.07%	41.77%	35.00% - 37.50%				30.00%
Dividend yield	1.69%	0.00%	0.00%	1.37%	1.62%	0.90% - 1.24%	1.44% - 1.46%	0.80% - 1.17%	0.90% - 1.24%	0.00%
Risk-free rate	3.51%	0.00%	0.73%	3.68%	4.13%	1.96% - 4.86%	1.18% - 3.60%	4.93% - 5.46%	2.07% - 4.05%	0.73%
______________________
(1)Based on the historical and implied volatility of a group of comparable companies

(a)CEO 2025-2027 PSUs
In April 2025 the Company awarded 744,416 PSUs (the “CEO 2025-2027 PSUs”) to the Group’s Chairman and CEO, which vest at the end of 2027 based on the achievement of targets relating to: (i) the Company’s earnings per share achieved over the performance period from 2025 to 2027, (ii) the change in the adjusted net financial indebtedness/(cash surplus) at the end of 2027 compared to the end of 2024, and (iii) the total shareholder return (“TSR”) of “ZGN” ordinary shares achieved over the performance period from 2025 to 2027 compared to a defined peer group, as well as the Group Chairman and CEO’s continued service in any executive capacity within the Group at the date of vesting. Each of the performance targets will be measured and settled independently of the other targets and the total number of ordinary shares that will be delivered upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period.
(b)CEO 2022-2024 PSUs
In 2021 and as amended in 2021 and 2022, the Company granted the Group’s Chairman and CEO up to a maximum of 2,520,000 PSUs, (the “CEO 2022-2024 PSUs”) that vest in three tranches in 2023, 2024 and 2025 according to the achievement of defined targets based on the Group’s Adjusted EBIT and the change in the adjusted net financial indebtedness/(cash surplus) (as defined in the related agreement) compared to the previous year for the performance periods 2022, 2023 and 2024, and the Group Chairman and CEO’s continued service to the Group at the date of vesting. Each of the performance targets will be settled independently of the other targets and the total number of shares to be assigned upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain ESG indicators over the performance period. On March 26, 2025, the Board determined the level of achievement of the performance conditions under the CEO 2022-2024 PSUs in 2024. As a result of such determination, 368,943 Ordinary Shares vested and were delivered to Gildo Zegna, following which there are no CEO 2022-2024 PSU awards outstanding.

(c)CEO IPO PSUs

In 2021, the Company granted 600,000 PSUs to the Group’s Chairman and CEO in connection with the Company’s public listing (the “CEO IPO PSUs”), of which:

•240,000 CEO IPO PSUs vest upon the satisfaction of the following conditions: (i) a public listing of the Company’s shares, and (ii) a Company share price of at least $11.50 for twenty consecutive trading days following the public listing and before December 31, 2023, and

•360,000 CEO IPO PSUs vest upon the satisfaction of the following conditions: (i) a public listing of the Company’s shares, (ii) a Company share price of at least $12.50 for twenty consecutive trading days following the public listing and before December 31, 2023, and (iii) the Group Chairman and CEO’s continued service with the Company from the award grant date until December 31, 2023.

(d)2025-2027 PSUs
In June 2025 the Company awarded 1,290,000 PSUs (the “2025-2027 PSUs”) to the Senior Management Team (excluding the Group’s Chairman and CEO) and certain other employees of the Group, which vest at the end of 2027 based on the achievement of targets relating to: (i) the cumulated revenues and cumulated Adjusted EBIT achieved over the performance period from 2025 to 2027, (ii) the change in the adjusted net financial indebtedness/(cash surplus) at the end of 2027 compared to the end of 2024, and (iii) the total shareholder return (“TSR”) of “ZGN” ordinary shares achieved over the performance period from 2025 to 2027 compared to a defined peer group, as well as the recipient’s continued service to the Group at the date of vesting. Each of the performance targets will be measured and settled independently of the other targets and the total number of ordinary shares that will be delivered upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period.
(e)2024-2026 PSUs

In 2024 the Company awarded 518,350 PSUs (“2024-2026 PSUs”) to the Senior Management Team (excluding the Group’s Chairman and CEO) and certain other employees of the Group, which vest in 2026 based on the achievement of targets relating to: (i) the cumulated revenues and cumulated Adjusted EBIT achieved over the performance period from 2024 to 2026, (ii) the change in the adjusted net financial indebtedness/(cash surplus) at the end of 2026 compared to the end of 2023, (iii) the total shareholder return (“TSR”) achieved over the performance period from 2024 to 2026, as well as the recipient’s continued service to the Group at the date of vesting. Each of the performance targets will be measured and settled independently of the other targets and the total number of ordinary shares that will be delivered upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period.
(f)2022-2024 PSUs
In 2022, the Company granted to the Senior Management Team (excluding the Group’s Chairman and CEO) and certain other employees of the Group a target number of 1,417,150 PSUs (the “2022-2024 PSUs”) that all vest in 2025 based on the achievement of defined targets related to Adjusted EBIT and the change in the adjusted net financial indebtedness/(cash surplus) compared to the previous year for the performance periods 2022, 2023 and 2024, and the recipient’s continued service to the Group at the date of vesting. Additional awards were subsequently granted under this plan. Each of the performance targets will be settled independently of the other targets and the total number of shares to be assigned upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period. In case of over- or underachievement of the targets and/or the multiplier, the number of awards that vest will be adjusted according to predefined parameters. On March 26, 2025, the Board of Directors determined the level of achievement of the performance conditions under the 2022-2024 PSUs in 2024. As a result of such determination, 1,140,546 Ordinary Shares vested and were delivered to the recipients, following which there are no remaining 2022-2024 PSU awards outstanding.
(g)2025-2028 RSUs
In 2025, the Company granted to members of the Senior Management Team (excluding the Group’s Chairman and CEO) and certain other employees of the Group up to a maximum of 259,845 RSUs (the “2025-2028 RSUs”) that vest in three tranches between 2026 and 2028 subject to the recipient’s continued service with the Group.
(h)2023 RSUs
In October 2023, the Company granted 170,000 RSUs (“2023 RSUs”) to the Senior Management Team, of which:
•80,000 RSUs that vested in two equal installments on April 10, 2024 and December 10, 2024 following the continued service of the recipients through the vesting periods, and

•90,000 RSUs that vest in three equal installments on December 10, 2024 (vested), December 10, 2025 (vested), and December 10, 2026, subject to the continued service of the recipients through the vesting periods.

In July 2024, the Company granted an additional 17,000 RSUs to the Senior Management Team and the awards vested on December 10, 2024 following the continued service of the recipients through the vesting period.
(i)2022-2025 RSUs
In 2022, the Company granted to the Senior Management Team (excluding the Group’s Chairman and CEO) and certain other employees of the Group up to a maximum of 607,350 RSUs (the “2022-2025 RSUs”) that vest in 2026 subject to the recipient’s continued service with the Group. Additional awards were subsequently granted under this plan.
(j)Management IPO PSUs

In 2021, the Company granted 900,000 PSUs to the directors of the Group (excluding the Group’s Chairman and CEO), key executives with strategic responsibilities and other employees of the Group in connection with the Company’s public listing (the “Management IPO PSUs”), of which:
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

(k)Non-Executive Directors Remuneration in Shares

Under the Group’s remuneration policy, non-executive directors will receive 50% of their annual base remuneration in cash and 50% in the Company’s ordinary shares (“Non-Executive Directors’ Remuneration in Shares”). The number of ordinary shares in the Company to be assigned to the non-executive directors is determined based on the closing share price of the Company’s ordinary shares on the last trading date of the month preceding the grant date. If a non-executive director ceases to be employed by the Group within a given year, the shares will vest on a pro-rata basis until the date on which the non-executive director provided their services. A total of 94,320, 71,620 and 76,400 ordinary shares of the Company were earned by the non-executive directors for 50% of their annual base remuneration for services provided in 2025, 2024 and 2023, respectively, and the shares will be delivered to the recipients two years following the grant date, which is generally in January of the applicable year.
(l)Other share-based payments

In 2023, the Group modified the contractual terms of an agreement in order to entitle the Senior Management Team to settle a portion of a bonus in ordinary shares in 2024 equal to a value of $7,500 thousand. As a result, the compensation that was settled in ordinary shares was accounted for as equity-settled share-based compensation and measured at the fair value of the related compensation, with an offsetting increase to equity of €6,562 thousand. In 2024, an additional bonus was awarded, of which one third was to be paid in ordinary shares expected to be delivered in 2027. As a result, the Group recognized equity-settled share base compensation (measured at the fair value) of €1,602 thousand in 2024 and an offsetting increase to equity. In 2025, the Group recognized a reduction to costs of €1,416 thousand in relation to the forfeiture of a bonus awarded in 2024.

The Group’s Chairman and CEO is entitled to share purchase rights, under which the Group’s Chairman and CEO may purchase ordinary shares of the Company at a rate based on a multiplier of EBIT, for a maximum amount corresponding to his base salary, net of personal income tax, plus short-term variable cash compensation for the previous year (the “CEO Remuneration in Shares”). The annual right vests each year and can be exercised directly by the Group’s Chairman and CEO within 12 months after the end of each year. In June 2022, as a result of the exercise of the share purchase rights, 459,086 ordinary shares, which were previously held in treasury, were delivered to the Group’s Chairman and CEO for an aggregate purchase price of €3,390 thousand. In June 2023, as a result of the exercise of the share purchase rights, 468,450 ordinary shares, which were previously held in treasury, were delivered to the Group’s Chairman and CEO for an aggregate purchase price of €3,654 thousand. The Group’s Chairman and CEO did not exercise this right in 2025 or 2024 in relation to the preceding year’s remuneration.
38. Notes to consolidated cash flow statement
Operating activities
Other non-cash expenses, net in the consolidated cash flow statement primarily include equity-settled share-based compensation and bonuses earned by the Senior Management Team and other employees of the Group that were not paid during the period, as well as provisions for risk and charges and allowances.
The change in other operating assets and liabilities primarily relates to employee benefits, indirect taxes, accrued income and expenses, and deferred charges.
Investing activities
The following table presents cash used for business combinations (net of cash acquired) in 2025, 2024 and 2023.

	For the years ended December 31,
€ thousand	2025	2024	2023
Acquisition of Thom Browne business in South Korea (1)	—	(9,580)	(7,991)
Acquisition of ZEGNA business in South Korea	—	(9,727)	—
TFI Acquisition	—	—	(109,110)
Acquisition of Tessitura Ubertino (2)	—	—	(585)
Cash used for business combinations, net of cash acquired	—	(19,307)	(117,686)
______________________
(1)The amount paid in 2024 relates to deferred consideration as stipulated in the acquisition purchase agreement.
(2)Relates to earn-out payments for the acquisition of Tessitura Ubertino in 2021, following achievement of predetermined operating performance targets by the company.

For additional information relating to the Group’s business acquisitions, see Note 39 — Business combinations.
Non-cash investing activities primarily related to:
•acquisitions of right-of-use assets of €300,103 thousand in 2025 (€196,121 thousand in 2024 and €141,995 thousand in 2023);

•acquisitions of property, plant and equipment of €12,360 thousand in 2025 (€12,538 thousand in 2024 and €13,301 thousand in 2023), and
•acquisitions of intangible assets of €9,818 thousand in 2025 (€8,424 thousand in 2024 and €5,859 thousand in 2023).
Financing activities
Deferred payments for business combinations in 2025 amounted to €9,086 thousand and related to the acquisition of the Thom Browne business in Korea, which was completed in 2023.
The Group received cash consideration of €107,216 thousand (net of transaction costs of €1.2 million) from the sale, on July 29, 2025, of 14.1 million ordinary shares previously held in treasury to Temasek, a global investment company headquartered in Singapore, as part of a strategic partnership with the Group. Following completion of the transaction, Temasek held a total of 26.8 million shares of the Company, equal to 10% of the Company’s outstanding ordinary shares, including 12.7 million ordinary shares of the Company previously acquired by Temasek on the open market.

39. Business combinations
Acquisition of the ZEGNA business in Qatar
On December 7, 2025, the Group acquired the ZEGNA business in Qatar, including its network of two ZEGNA retail stores that were converted from wholesale to DTC stores after previously being managed under franchising arrangements. The business is held through Zegna Doha Trading W.L.L., a newly incorporated entity in which the Group holds a 70% interest, with the remaining 30% held by the local partner, which continues to provide operational support in the region. The purchase consideration was €1.1 million and is expected to be paid in the first half of 2026. The consideration was equal to the fair value of the net assets acquired and no goodwill was recognized on the acquisition.
Acquisition of the ZEGNA business in South Korea

On January 1, 2024, the Group acquired a 100% interest in Ermenegildo Zegna Korea Co. Ltd, following which the Group began directly operating its ZEGNA business in South Korea and its network of stores.
Details of the purchase consideration, the net assets acquired and goodwill are presented below.

(€ thousands)	At acquisition date
Cash consideration paid	8,970
Settlement of pre-existing intercompany balances	2,540
Total consideration	11,510

The assets and liabilities recognized as a result of the acquisition are as follows:

(€ thousands)	Fair value at acquisition date
Cash and cash equivalents	210
Trade receivables	1,560
Inventories	4,518
Intangible assets and property, plant and equipment	1,014
Other current and non-current assets	109
Trade payables and customer advances	(321)
Employee benefits	(931)
Other current and non-current liabilities	(2,929)
Net identifiable assets acquired	3,230
Goodwill	8,280
Net assets acquired including goodwill	11,510

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

At the acquisition date, the Group recognized the net present value of the deferred consideration related to the acquisition of the Thom Browne business in South Korea for €18,583 thousand. The deferred consideration was fully paid in four tranches: two tranches in January and July 2024 of €4,881 thousand and €4,699 thousand, respectively, and two tranches in January and July 2025 of €4,673 thousand and €4,413 thousand, respectively.
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

Acquisition of Tom Ford International (TFI)

On April 28, 2023, the Group completed the TFI Acquisition, through which it acquired TFI, the company that owns and operates the TOM FORD FASHION business, as part of a transaction in which sole ownership of the TOM FORD brand, its trademarks, and other intellectual property rights were acquired by ELC and the Group has become a long-term licensee for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products. The Group will be in charge of the end-to-end TOM FORD FASHION business, from collection creation and development to production and merchandising, as well as retail and wholesale distribution. TOM FORD

FASHION, under the Group, operates a network of 66 directly operated TOM FORD FASHION stores globally at December 31, 2025.

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
At the acquisition date, trade receivables acquired had a gross contractual value of €24,571 thousand and the best estimate of the contractual cash flows not to be collected was €1,242 thousand.
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

At December 31, 2025, the remaining minimum annual guaranteed royalties covering the first 10-year period of the license agreement were as follows (undiscounted):

At December 31, 2025
(€ millions)(*)
Due within 1 year	18.5
Due in 1 to 5 years	83.9
Due in 6 to 7 years	45.2
Total	147.6
(*) Translated from U.S. Dollars to Euro at the December 31, 2025 end of day exchange rate.
For the remaining term of the license the minimum annual guaranteed royalties to be paid by the Group will be calculated based on a percentage of the net sales of the preceding annual period.
The license agreement also requires the Group to make minimum investments for marketing activities as a percentage of net sales of the licensed products as per customary market practices.
40. Subsequent events
The Group has evaluated subsequent events through March 19, 2026 which is the date the Consolidated Financial Statements were authorized for issuance, and identified the following events, all of which are non-adjusting as defined in IAS 10.
Effective January 1, 2026, the Group implemented previously announced changes to its leadership structure, following a succession planning process carried out by the Board of Directors. Ermenegildo “Gildo” Zegna, previously Group Chairman and Chief Executive Officer, assumed the role of Group Executive Chairman. Gianluca Tagliabue, previously Group Chief Financial Officer and Chief Operating Officer, assumed the role of acting Group Chief Executive Officer, pending his appointment as an Executive Director by the 2026 annual general meeting of the Company’s shareholders, when Mr. Tagliabue is expected to assume the role of Group Chief Executive Officer. Gian Franco Santhià, previously Group Control & Chief Accounting Officer, was appointed Group Chief Financial Officer. In addition, Edoardo and Angelo Zegna were appointed Co‑CEOs of the ZEGNA brand.
On February 28, 2026, geopolitical tensions in the Middle East escalated following military actions in the region. The Group has direct operations in certain Middle Eastern markets. The situation continues to evolve, and the potential effects on the Group, and the luxury goods sector more broadly, remain uncertain.
On March 19, 2026, the Board of Directors of the Company proposed to make a dividend distribution of €0.12 per share to holders of the Company’s ordinary shares, corresponding to a total dividend distribution of approximately €32.2 million. The dividend proposal is subject to the finalization and adoption of the annual statutory accounts of the Company (provided that the distribution is permitted under Dutch law) and to the approval of the Company’s shareholders at the 2026 annual general meeting, which is expected to be held on June 26, 2026.